As filed with the Securities and Exchange Commission on March 21, 2022

No. 333-261820

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APOLLO STRATEGIC GROWTH CAPITAL*

(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	98-0598290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 9 West 57th Street 43rd Floor New York, NY 10019 (212) 515-3200	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Crossen

Chief Financial Officer

9 West 57th Street 43rd Floor

New York, NY 10019

(212) 515-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Brian M. Janson, Esq. Ross A. Fieldston, Esq. Gregory A. Ezring, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Gregory A Fernicola, Esq. Peter D. Serating, Esq. Thaddeus P. Hartmann, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001-8602 (212) 735-3000	Eric J. Bock, Esq. Chief Legal Officer GBT JerseyCo Limited 666 3rd Avenue, 4th Floor New York, New York 10172 Telephone: (212) 679-1600 Facsimile: (914) 612-4018

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*

Immediately prior to the consummation of the Business Combination (the “Closing”) described in the proxy statement/prospectus, APSG intends to effect a deregistration under the applicable provisions of the Cayman Islands Companies Act (2021 Revision) (“Cayman Islands Companies Act”) and a domestication under Section 388 of the Delaware General Corporation Law (“DGCL”), pursuant to which APSG’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Global Business Travel Group, Inc.” in connection with the Business Combination, as further described in the proxy statement/prospectus. Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to “registrant,” “Company,” “our,” “we” or “us” refer, prior to the Business Combination, to APSG and, following the Business Combination, to Global Business Travel Group, Inc., which we refer to as “PubCo.”

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED MARCH 21, 2022

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

APOLLO STRATEGIC GROWTH CAPITAL

PROSPECTUS FOR 102,101,250 SHARES OF DOMESTICATED ACQUIROR CLASS A COMMON STOCK, 39,451,134 SHARES OF DOMESTICATED ACQUIROR CLASS A COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS, 36,663,742 SHARES OF DOMESTICATED ACQUIROR CLASS A COMMON STOCK ISSUABLE UPON EXERCISE OF OPTIONS AND 39,451,134 DOMESTICATED ACQUIROR WARRANTS TO PURCHASE DOMESTICATED ACQUIROR CLASS A COMMON STOCK, IN EACH CASE, OF APOLLO STRATEGIC GROWTH CAPITAL

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE AND RENAMING AS GLOBAL BUSINESS TRAVEL GROUP, INC. IN CONNECTION WITH THE DOMESTICATION)

The board of directors (the “APSG Board”) of Apollo Strategic Growth Capital, a blank check company incorporated as a Cayman Islands exempted company (“APSG”), has unanimously approved (i) the domestication of APSG as a Delaware corporation (the “Domestication”) and (ii) the Business Combination Agreement, dated as of December 2, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), by and between APSG and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“GBT”), a copy of which is attached to this proxy statement/prospectus as Annex C. In connection with the transactions contemplated by the Business Combination Agreement (the ”Business Combination”), APSG will be renamed “Global Business Travel Group, Inc.” and is referred to herein as “PubCo.”

Following the Closing, PubCo will be organized in a structure commonly referred to as an umbrella partnership-C corporation (“Up-C structure”), with two classes of common stock: Domesticated Acquiror Class A Common Stock (with voting and economic rights) and Domesticated Acquiror Class B Common Stock (with voting rights but only nominal economic entitlements). Upon the Closing, PubCo will own all of the voting interests in GBT, APSG’s current shareholders will own Domesticated Acquiror Class A Common Stock in PubCo, and GBT’s current owners of GBT Ordinary Shares will own Domesticated Acquiror Class B Common Stock in PubCo and economic rights directly in GBT in the form of OpCo B Ordinary Shares. Immediately following the Closing, assuming no redemptions, our public shareholders (“Public Shareholders”) are expected to own approximately 15% of the voting power of PubCo and approximately 15% of the economic interests in PubCo and GBT on a combined basis; our Sponsor and the other Insiders are expected to own approximately 4% of the voting power of PubCo and approximately 4% of the economic interests in PubCo and GBT on a combined basis; and the Continuing JerseyCo Owners are expected to own approximately 74% of the voting power of PubCo and approximately 74% of the economic interests in PubCo and GBT on a combined basis. As a result, the Continuing JerseyCo Owners will hold a majority of the voting power of PubCo’s capital stock and will be able to control matters submitted to PubCo’s stockholders for approval, including the election of directors. See “Security Ownership of Certain Beneficial Owners and Management.”

As described in this proxy statement/prospectus, APSG’s shareholders are being asked to consider and vote upon (among other things) the Business Combination, the Domestication and the other proposals set forth herein.

This proxy statement/prospectus covers 102,101,250 shares of Domesticated Acquiror Class A Common Stock, 39,451,134 shares of Domesticated Acquiror Class A Common Stock issuable upon exercise of warrants, 36,663,742 shares of Domesticated Acquiror Class A Common Stock issuable upon exercise of options and 39,451,134 Domesticated Acquiror Warrants to purchase Domesticated Acquiror Class A Common Stock.

APSG’s units, public shares and public warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “APSG.U”, “APSG” and “APSG.WS”, respectively. APSG intends to apply for listing, to be effective at the time of the Business Combination, of the Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Warrants on the NYSE under the proposed symbols “GBTG” and “GBTG.WS,” respectively.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We urge you to carefully read this entire document, including the annexes. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 58 of this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus, passed upon the fairness of the Business Combination Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2022, and is first being mailed to APSG’s shareholders on or about                     , 2022.

APOLLO STRATEGIC GROWTH CAPITAL

A Cayman Islands Exempted Company

9 West 57th Street, 43rd Floor

New York, New York 10019

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON                , 2022

TO THE SHAREHOLDERS OF APOLLO STRATEGIC GROWTH CAPITAL:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “Special Meeting”) of Apollo Strategic Growth Capital, a Cayman Islands exempted company (“APSG”), will be held at 9:00 a.m., Eastern Time, on,                 2022. For the purposes of APSG’s Existing Organizational Documents, the physical place of the meeting will be at the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands). In light of the COVID-19 pandemic and to support the well-being of APSG’s shareholders, directors and officers, APSG encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/apsg/2022. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing (800) 450-7155 (within the U.S. and Canada) and (857) 999-9155 (outside the U.S. and Canada) and Conference ID: 3040979#. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

Proposal No. 1 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal is approved and adopted, the change of APSG’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and such proposal, the “Domestication Proposal”);

Proposal No. 2 — The Amendment Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the Acquiror Delaware Certificate, which, if approved, would take effect substantially concurrently with the effectiveness of the Domestication;

Proposal Nos. 2A through 2K — The Unbundling Precatory Proposals — to approve, on a non-binding advisory basis, certain governance provisions in the Acquiror Delaware Certificate, which are being presented separately in accordance with United States Securities and Exchange Commission (the “SEC”) guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as eleven sub-proposals;

Proposal No. 2A — to increase the authorized share capital from 361,000,000 shares consisting of 300,000,000 Acquiror Class A Ordinary Shares, 60,000,000 Acquiror Class B Ordinary Shares, and 1,000,000 undesignated preferred shares, par value $0.00005 per share, to authorized capital stock of shares, consisting of (i) 3,000,000,000 shares of Domesticated Acquiror Class A Common Stock, (ii) 3,000,000,000 shares of Domesticated Acquiror Class B Common Stock, (iii) 20,420,250 shares of Domesticated Acquiror Class X Common Stock and (iv) 6,000,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”);

Proposal No. 2B — to provide that the Acquiror Delaware Certificate may be amended, altered or repealed by the affirmative vote of the holders of at least 66⅔% of all the then outstanding shares of stock entitled to vote, voting together as a single class in addition to any other vote required by the Acquiror Delaware Certificate or otherwise required by law;

Proposal No. 2C — to provide that (i) each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) will be entitled to vote on the election or removal of directors, voting together as a single class, (ii) any vacancy on the board of directors shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at a special meeting of the stockholders called by or at the direction of the board of directors for such purpose and (iii) any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;

Proposal No. 2D —to elect not to be governed by Section 203 of the DGCL;

Proposal No. 2E — to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims;

Proposal No. 2F — to provide that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) be entitled to one vote per share on all matters which stockholders generally are entitled to vote;

Proposal No. 2G — to provide that subject to applicable law and the rights of any holders of outstanding Preferred Stock, (i) each holder of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) shall be entitled to receive, ratably with the other participating shares, such dividends and other distributions as may from time to time be declared by the PubCo Board, (ii) holders of Domesticated Acquiror Class B Common Stock shall not be entitled to receive dividends or other distributions, except that, in the case of a liquidation, dissolution or winding up of PubCo, holders of Domesticated Acquiror Class B Common Stock shall have the right to receive their ratable share of PubCo’s remaining assets, up to the par value of such shares of Domesticated Acquiror Class B Common Stock and (iii) dividends may be declared on any one class of common stock payable in additional shares of such class if and only if, substantially concurrently therewith, like dividends are declared on each other class of common stock payable in additional shares of such other class at the same rate per share;

Proposal No. 2H — to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies, including the provisions requiring that APSG have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination;

Proposal No. 2I — to restrict holders of Domesticated Acquiror Class B Common Stock from transferring their shares of Domesticated Acquiror Class B Common Stock unless such holder also transfers an equal number of Opco B Ordinary Shares in accordance with the GBT Amended & Restated M&A;

Proposal No. 2J — to allow PubCo, subject to the terms of the Business Combination Agreement, the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, to take all such actions as are contemplated by the Business Combination Agreement to cause the issuance of its equity securities as called for by the Egencia Equity Contribution Agreement and in accordance with the Acquiror Delaware Certificate, including any issuances, redemptions and cancellations and/or adjustments for no consideration;

Proposal No. 2K — to require PubCo to issue, reserve for issuance, cancel and/or redeem certain of its equity securities in accordance with the terms of the Exchange Agreement;

Proposals No. 2A through 2K are referred to herein as the “Unbundling Precatory Proposals;”

Proposal No. 3 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law and adopt, assuming the Domestication Proposal and Amendment Proposal are approved, the Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”), dated as of December 2, 2021, by and between APSG and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“GBT”), and the transactions contemplated thereby, including any future exchanges under the Exchange Agreement (the “Business Combination Proposal”). Upon consummation of the transactions contemplated by the Business Combination Agreement, including the Domestication, PubCo will own all of the voting shares of GBT;

Proposal No. 4 — The Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal and the Business Combination Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of Domesticated Acquiror Class A Common Stock to the PIPE Investors (as defined below) pursuant to the PIPE Subscription Agreements (as defined below) (the “Issuance Proposal”);

Proposal No. 5 —The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal and the Issuance Proposal are approved and adopted, the Global Business Travel Group, Inc. 2022 Equity Incentive Plan (the “2022 Plan”), a copy of which is attached to this proxy statement/prospectus as Annex E (the “Equity Incentive Plan Proposal”);

Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal, the Issuance Proposal, and the Equity Incentive Plan Proposal are approved and adopted, the Global Business Travel Group, Inc. Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex F (the “ESPP Proposal” and, collectively with the Business Combination Proposal, the Domestication Proposal, the Amendment Proposal (excluding the Unbundling Precatory Proposals), the Issuance Proposal and the Equity Incentive Plan Proposal, the “Condition Precedent Proposals”); and

Proposal No. 7 — The Adjournment Proposal — if put to the meeting, to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the proxies held at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal”).

Notwithstanding the order in which the proposals are set out herein, the APSG Board may put the above proposals in such order as it may determine at the meeting.

Only holders of record of the Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Class B Ordinary Shares (collectively, the “Acquiror Cayman Shares” or “ordinary shares”) at the close of business on             , 2022 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.

The resolutions to be voted upon in person or by proxy at the Special Meeting relating to the above proposals are set forth in the proxy statement/prospectus sections entitled “The Domestication Proposal,” “The Amendment Proposal,” “The Unbundling Precatory Proposals,” “The Business Combination Proposal,” “The Issuance Proposal,” “The Equity Incentive Plan Proposal,” “The ESPP Proposal” and “The Adjournment Proposal,” respectively. We refer to these proposals collectively as the “Shareholder Proposals.”

APSG will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read when available the proxy statement/prospectus, including the annexes, carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, the APSG Board has determined that each of the Shareholder Proposals are in the best interests of APSG and the APSG Shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of APSG’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of APSG and the APSG Shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Shareholder Proposals. See the section entitled “The Business Combination Proposal — Interests of APSG’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Business Combination Agreement, the approval of each of the Condition Precedent Proposals is a condition to the consummation of the Business Combination. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If APSG’s shareholders do not approve each of the Condition Precedent Proposals, the Business Combination may not be consummated.

Pursuant to APSG’s Existing Organizational Documents, a Public Shareholder may request that APSG redeem all or a portion of its public shares (which would become shares of Domesticated Acquiror Class A Common Stock in the Domestication) for cash if the Business Combination is consummated. For the purposes of APSG’s Existing Organizational Documents and the Cayman Islands Companies Act, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in the proxy statement/prospectus relating to the Business Combination shall be interpreted accordingly. You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) hold units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)

prior to 5:00 p.m., Eastern Time, on                 , 2022, (a) submit a written request to Continental Transfer & Trust Company, APSG’s transfer agent (the “Transfer Agent”), that APSG redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm, bank, trust company or other nominee, holders must notify their nominee that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent, directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its public shares and timely delivers its shares to the Transfer Agent, we will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with APSG’s initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to APSG to pay its tax obligations, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of             , 2022, there was approximately $         on deposit in the Trust Account, which would have amounted to approximately $         per public share. If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without the prior consent of APSG. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash as APSG does not expect to consent to such redemptions.

On December 2, 2021, APSG entered into a Business Combination Agreement by and between APSG and GBT, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, APSG will acquire a minority interest in GBT, and the Continuing JerseyCo Owners will, in the aggregate, own a majority voting interest in PubCo. GBT will, following the Closing, serve as PubCo’s operating company in an Up-C structure.

In connection with entering into the Business Combination Agreement, APSG entered into subscription agreements (as amended from time to time, the “PIPE Subscription Agreements”), each dated as of December 2, 2021, with certain strategic and institutional investors, including communications platform company Zoom Video Communications, Inc., global travel technology company Sabre GLBL Inc., the Sponsor, funds managed by the private equity group of Ares Management Corporation, and investment advisor HG Vora Capital Management, LLC (collectively, the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 33.5 million shares of Domesticated Acquiror Class A Common Stock (the “PIPE Securities”) immediately prior to the Closing for an aggregate cash purchase price of $335 million, or $10.00 per share (the “PIPE Investment”). Of the 33.5 million shares of PIPE Securities to be issued pursuant to the PIPE Subscription Agreements, the Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of APSG and the PIPE Investors and are subject to customary closing conditions and termination rights.

All APSG Shareholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a shareholder of record holding Acquiror Cayman Shares, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm, bank, trust company or other nominee, you must instruct your nominee on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your nominee. If you do not vote or do not instruct your nominee how to vote, your failure to vote will have no effect on the vote count for the proposals to be voted on at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC (“Morrow Sodali”), APSG’s proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Thank you for your participation. We look forward to your continued support.

        , 2022

By Order of the Board of Directors of Apollo Strategic Growth Capital,

Scott Kleinman
Chairman

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD ACQUIROR CAYMAN CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

This notice was mailed by APSG on                     , 2022.

i

ii

ADDITIONAL INFORMATION

If you have questions about the Business Combination or the Special Meeting, or if you need to obtain copies of the enclosed proxy statement/prospectus or proxy card, you may contact APSG’s proxy solicitor listed below. You will not be charged for any of the documents you request.

Morrow Sodali LLC

333 Ludlow Street

5th Floor, South Tower Stamford, CT 06902

Shareholders may call toll free: (800) 662-5200

Banks and Brokers may call collect: (203) 658-9400

Email: APSG.info@investor.morrowsodali.com

In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on                , 2022, you must request the information no later than five business days prior to the date of the Special Meeting, by                , 2022.

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at http://www.sec.gov.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET, INDUSTRY AND OTHER DATA

Market, industry and other data used in this proxy statement/prospectus have been obtained from independent industry sources and publications, including the following:

●	Global Business Travel Association (“GBTA BTI Outlook Annual Global Report & Forecast: Prospects for Global Business Travel 2020-2024,” January 2021, Global Business Travel Association);
●	World Travel & Tourism Council (“Travel & Tourism: Economic Impact 2021,” April 2021, World Travel & Tourism Council);
●	Travel Weekly (“2021 Power List,” June 2021, Travel Weekly; “2020 Power List,” January 2020, Travel Weekly);
●	Business Travel News (“2020 Corporate Travel 100,” October 2020, Business Travel News);
●	Skift Research (“The Travel Industry Turned Upside Down,” September 2020, Skift Research in Partnership With McKinsey & Company);
●	The American Lawyer (“The 2021 Am Law 100: Ranked by Gross Revenue,” April 2021, The American Lawyer); and
●	Fortune 500® (“Fortune 500,” 2021, FORTUNE and “100 Best Companies to Work For,” 2021, FORTUNE).

Market and industry data, statistics and forecasts used throughout this proxy statement/prospectus are based on publicly available information, industry publications and surveys, reports by market research firms and GBT’s estimates based on GBT’s management’s knowledge of, and experience in, the travel industry and customer segments in which GBT competes. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. In addition, certain information contained in this document, including information relating to the proportion of new opportunities GBT pursues, represents GBT’s management estimates. While GBT believes its internal estimates to be reasonable, and neither GBT nor APSG are aware of any misstatements regarding the industry data presented herein, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SELECTED DEFINITIONS

When used in this proxy statement/prospectus, unless otherwise stated or the context otherwise requires:

●	“2020 Executive LTIP” refers to the 2020 Executive Long-Term Cash Incentive Award Plan.
●	“2022 Plan” refers to the Global Business Travel Group, Inc. 2022 Equity Incentive Plan attached to this proxy statement/prospectus as Annex E.
●	“Acceptable Subscription Agreement” refers to any a subscription agreement entered into by APSG for the sale of Domesticated Acquiror Class A Common Stock or warrants exercisable for such stock at a purchase price or at an exercise price, as applicable, payable to APSG equal to or greater than $10.00 per share, entered into with the prior written consent of GBT (not to be unreasonably withheld, conditioned or delayed) with a party whose business is evaluating, making and managing investments in and acquiring businesses and is not a strategic operator of a business that competes, directly or indirectly, with GBT, or operates in the same or similar business as GBT.
●	“ACM” refers to Apollo Capital Management, L.P.
●	“Acquiror Cayman Class A Ordinary Share” refers to Class A ordinary shares, par value $0.00005 per share, of APSG prior to the Domestication and consummation of the Business Combination.
●	“Acquiror Cayman Class B Ordinary Shares” refers to the Class B ordinary shares of APSG prior to the Domestication and consummation of the Business Combination.
●	“Acquiror Cayman Private Placement Warrant” refers to a warrant to purchase one Acquiror Cayman Class A Ordinary Share at an exercise price of $11.50 issued to the Sponsor.
●	“Acquiror Cayman Public Warrant” refers to a warrant to purchase one Acquiror Cayman Class A Ordinary Share at an exercise price of $11.50 that was included in the units sold as part of the IPO.
●	“Acquiror Cayman Shareholders” refers to the holders of Acquiror Cayman Shares prior to Domestication and the consummation of the Business Combination.
●	“Acquiror Cayman Shares” refers to all Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Class B Ordinary Shares.
●	“Acquiror Cayman Unit” refers to the units consisting each of one Acquiror Cayman Class A Ordinary Share and one-third of one Public Warrant sold in the IPO prior to the Domestication and consummation of the Business Combination.
●	“Acquiror Cayman Warrants” refers to the Acquiror Cayman Public Warrants and the Acquiror Cayman Private Placement Warrants.
●	“Acquiror Class B Common Stock Distribution Agreement” refers to the agreement substantially in the form attached to this proxy statement/prospectus as Annex M pursuant to which GBT will distribute to the Continuing JerseyCo Owners the shares of Domesticated Acquiror Class B Common Stock that GBT acquired in connection with the Domesticated Acquiror Class B Common Stock Subscription Agreement.
●	“Acquiror Delaware Bylaws” refers to the Bylaws of PubCo substantially in the form attached to this proxy statement/prospectus as Annex B adopted in connection with the Domestication.

●	“Acquiror Delaware Certificate” refers to the Certificate of Incorporation of PubCo substantially in the form attached to this proxy statement/prospectus as Annex A adopted in connection with the Domestication.
●	“Acquiror Intervening Event” refers to any change, effect, event, occurrence, development, condition or fact that (A) materially and adversely affects (i) the business, financial condition or continuing operations of GBT and its subsidiaries, taken as a whole or (ii) the economic merits to the Acquiror Cayman Shareholders proceeding with the Business Combination and Related Transactions, including, for the avoidance of doubt, after taking into account any Acquiror Share Redemptions, (B) was not known and was not reasonably foreseeable to the APSG Board as of the date of the signing of the Business Combination Agreement (or the consequences of which were not known reasonably foreseeable to the APSG Board as of such date) and (C) becomes known to the APSG Board thereafter; subject to certain carveouts set forth in the Business Combination Agreement.
●	“Acquiror Option” refers to an option relating to shares of Domesticated Acquiror Class A Common Stock upon substantially the same terms and conditions as are in effect with respect to the GBT MIP Option immediately prior to the Closing from which such Acquiror Option was converted in connection with the Business Combination.
●	“Acquiror Share Redemption” refers to the election of an eligible (as determined in accordance with the Existing Organizational Documents) holder of Acquiror Cayman Class A Ordinary Shares to redeem all or a portion of the Acquiror Cayman Class A Ordinary Shares held by such holder at a per-share price, payable in cash, calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to APSG to pay its tax obligations, divided by the number of then issued and outstanding public shares (as determined in accordance with the Existing Organizational Documents) in connection with the Shareholder Proposals.
●	“Acquiror Share Redemption Amount” refers to the aggregate amount payable with respect to all Acquiror Share Redemptions.
●	“Acquiror Subscribed Ordinary Shares Purchase Price” refers to the amount APSG will pay to GBT pursuant to the Acquiror Subscribed Ordinary Shares Subscription Agreement for subscriptions of OpCo A Ordinary Shares and the OpCo Z Ordinary Share, which equals the sum of (a) the amount of cash available in the Trust Account following the Special Meeting, after deducting the Acquiror Share Redemption Amount and the amount required to satisfy the certain transaction expenses (solely to the extent such expenses remain unpaid as of the Closing), plus the amount of APSG’s cash on hand (outside of the Trust Account) immediately prior to the Closing, plus (b) the PIPE Investment Amount, plus (c) the amount of cash actually drawn under any debt financing obtained by APSG (excluding any loans (including loans from Sponsor as permitted under the Business Combination Agreement) or other indebtedness or APSG transaction expenses repaid at or prior to the Closing in connection with the transactions contemplated by the Business Combination Agreement) prior to or at the Closing plus (d) the Domesticated Acquiror Class B Common Stock Purchase Price.
●	“Acquiror Subscribed Ordinary Shares Subscription Agreement” refers to the agreement substantially in the form attached to this proxy statement/prospectus as Annex L pursuant to which GBT will issue and sell to APSG, and APSG will subscribe for and purchase from GBT, a number of OpCo A Ordinary Shares and an OpCo Z Ordinary Share.
●	“Adjournment Proposal” refers to the shareholder proposal to be considered at the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.
●	“Adjusted EBITDA” refers to net income (loss) before interest, income taxes, depreciation and amortization (or EBITDA) and as further adjusted to exclude costs that GBT’s management believes are non-core to the underlying business of GBT, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation, certain corporate costs, foreign currency gains (losses), non-service components of net periodic pension benefit (cost) and gains (losses) on disposal of businesses.
●	“Adjusted Operating Expenses” refers to total operating expenses excluding depreciation and amortization and costs that management of GBT believes are non-core to the underlying business of GBT, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation and certain corporate costs.

●	“Aggregate Consideration” refers to the (i) Acquiror Subscribed Ordinary Shares Purchase Price, (ii) the equity issued by APSG in connection with the Domesticated Acquiror Class B Common Stock Subscription Agreement, and (iii) the equity issued by APSG as consideration in respect of GBT MIP Shares and GBT MIP Options.
●	“Aggregate GBT-Side Post-Closing Equity Count” refers to the quotient obtained by dividing (i) the Pre-Money Equity Value plus the aggregate exercise price of all outstanding GBT Legacy MIP Options by (ii) $10.00.
●	“Agreement End Date” refers to August 2, 2022.
●	“AGS” refers to Apollo Global Securities, LLC.
●	“Akin” refers to Akin Gump Strauss Hauer & Feld LLP.
●	“Amended & Restated GBT MIP” refers to the GBT JerseyCo Limited Amended and Restated Management Incentive Plan.
●	“Amendment Proposal” refers to the approval of the Acquiror Delaware Certificate.
●	“American Express” refers to American Express Company and its consolidated subsidiaries.
●	“Amex/GBT Term Sheet” refers to the term sheet between Amex HoldCo. and GBT reflecting the terms of certain operating agreements between Amex HoldCo. and GBT attached to GBT’s disclosure letter.
●	“Amex HoldCo.” refers to American Express Travel Holdings Netherlands Coöperatief U.A., a 50% owner of GBT Voting Ordinary Shares and GBT Preferred Shares prior to the Business Combination.
●	“Apollo” refers to Apollo Global Management, Inc., a Delaware corporation.
●	“Apollo Group” refers to Apollo and one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with Apollo.
●	“APSG” refers to Apollo Strategic Growth Capital, a blank check company incorporated as a Cayman Islands exempted company.
●	“APSG Audit Committee” refers to the audit committee of the APSG Board.
●	“APSG Board” refers to the board of directors of APSG prior to the Domestication and consummation of the Business Combination.
●	“APSG Founders” refers to the holders of Acquiror Cayman Class B Ordinary Shares, including the Sponsor, prior to the IPO of APSG.
●	“APSG Shareholders” refers to the holders of Acquiror Cayman Class A Ordinary Shares and holders of Acquiror Cayman Class B Ordinary Shares.
●	“ARC” refers to the Airlines Reporting Corporation.
●	“Athene” refers to Athene Holding Limited.
●	“August Note” refers to the promissory note, dated August 11, 2020, by and between the Sponsor and APSG.
●	“B2B travel” refers to travel for business purposes that is purchased and fulfilled through a company-sponsored and managed channel.

●	“B2C” refers to channels or platforms used by consumers to book and fulfill travel, including directly with suppliers or through intermediaries such as online travel agencies. B2C may include business travelers who purchase travel outside of a company-sponsored and managed channel, or whose companies does not have such a channel.
●	“BHC Act” refers to the Bank Holding Company Act of 1956.
●	“Brexit” refers to the U.K.’s withdrawal from the EU.
●	“BTN” refers to Business Travel News.
●	“Business Combination” refers to the transactions contemplated by the Business Combination Agreement.
●	“Business Combination Agreement” refers to the Business Combination Agreement, dated as of December 2, 2021 (as the same has been or may be further amended, modified, supplemented or waived from time to time in accordance with its terms), by and between APSG and GBT, substantially in the form attached hereto at Annex C.
●	“Business Combination Proposal” refers to the shareholder proposal to be considered at the Special Meeting to approve the Business Combination.
●	“CAGR” refers to a compound annual growth rate.
●	“Cayman Islands Companies Act” refers to the Cayman Islands Companies Act (2021 Revision) of the Cayman Islands as the same may be amended from time to time.
●	“CCPA” refers to the California Consumer Privacy Act.
●	“Certares” refers to Certares Management LLC.
●	“CJEU” refers to the Court of Justice of the European Union.
●	“Cleary” refers to Cleary Gottlieb Steen & Hamilton LLP.
●	“Closing” refers to the closing of the Business Combination.
●	“Closing Date” refers to the date and time on which the Closing actually occurs, which will not occur on a date on which the Cayman National Bank or the financial institutions in Jersey are closed, and must occur after the Domestication.
●	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.
●	“Code of Conduct” refers to the Code of Business Conduct and Ethics the PubCo Board will adopt.
●	“Company,” “our,” “we” or “us” refers, prior to the Business Combination, to APSG or GBT, as the context suggests, and, following the Business Combination, to PubCo.
●	“Completion Window” refers to the 24 months from the closing of APSG’s initial public offering or 27 months from the closing of APSG’s initial public offering upon execution a letter of intent, agreement in principle or definitive agreement for the Business Combination within 24 months from the closing of the IPO.
●	“Compliance Term Sheet” refers to the term sheet setting forth the post-Closing terms with respect to Amex HoldCo.’s oversight of certain legal compliance functions of GBT’s business.
●	“Condition Precedent Proposals” refers to, collectively, (i) the Domestication Proposal, (ii) the Amendment Proposal (except for the Unbundling Precatory Proposals), (iii) the Business Combination Proposal, (iv) the Issuance Proposal, (v) the Equity Incentive Plan Proposal and (vi) the ESPP Proposal.

●	“Continuing JerseyCo Owners” refers to those existing shareholders of GBT who will hold OpCo B Ordinary Shares after the Business Combination, which, for the avoidance of doubt, is currently intended to include Amex HoldCo., Juweel and Expedia.
●	“CPRA” refers to the California Privacy Rights Act.
●	“Credit Suisse” refers to Credit Suisse Securities (USA) LLC.
●	“DER” refers to DER Business Travel.
●	“Derivative Equity Securities” refers to, collectively, (a) Acquiror Options that were issued on account of New GBT MIP Options, (b) shares of Domesticated Acquiror Class A Common Stock that were issued on account of GBT MIP Shares and (c) any shares of, or other derivative securities relating to, Domesticated Acquiror Class A Common Stock and corresponding OpCo A Ordinary Shares issued on account of (x) the exercise of Acquiror Options that were issued on account of GBT Legacy MIP Options (but excluding the Acquiror Options that were issued on account of New GBT MIP Options), and (y) an exchange under the Exchange Agreement occurring between the Closing and the date the Egencia Post-Closing Equity Adjustment is finally determined.
●	“DeSPAC Transaction” refers to the series of transactions occurring pursuant to Sections 2.1 of the Business Combination Agreement following the Domestication, excluding those transactions contemplated by each of the PIPE Investments and the adoption of the Amended and Restated GBT M&A.
●	“DGCL” refers to the Delaware General Corporation Law, as amended.
●	“dollars” or “$” refers to U.S. dollars.
●	“Domesticated Acquiror Class A Common Stock” refers to the Class A common stock of PubCo after the consummation of the Business Combination.
●	“Domesticated Acquiror Class B Common Stock” refers to the Class B common stock of PubCo after the consummation of the Business Combination.
●	“Domesticated Acquiror Class B Common Stock Purchase Price” refers to the amount which equals the product of (a) $0.0001 per share and (b) the aggregate number of shares of Domesticated Acquiror Class B Common Stock to be subscribed for by GBT at Closing.
●	“Domesticated Acquiror Class B Common Stock Subscription Agreement” refers to the agreement substantially in the form attached to this proxy statement/prospectus as Annex K pursuant to which APSG will issue and sell to GBT, and GBT will subscribe for and purchase from APSG, a number of shares of Domesticated Acquiror Class B Common Stock.
●	“Domesticated Acquiror Class X Common Stock” refers to, Class X common stock of PubCo following PubCo’s Domestication, which will be automatically converted into shares of Domesticated Acquiror Class A Common Stock upon consummation of the Business Combination.
●	“Domesticated Acquiror Common Stock” refers to, from and following the Domestication, Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (prior to the automatic conversion of such Domesticated Acquiror Class X Common Stock into shares of Domesticated Acquiror Class A Common Stock upon Closing).
●	“Domesticated Acquiror Warrant” refers to a warrant with right to acquire one share of Domesticated Acquiror Class A Common Stock.
●	“Domestication” refers to the continuation of APSG by way of domestication of APSG as a Delaware corporation, with the Acquiror Cayman Shares becoming shares of common stock of PubCo under the applicable provisions of the Cayman Islands Companies Act and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such

Domestication, including the adoption of the Acquiror Delaware Certificate consistent with the DGCL and changing the name and registered office of APSG.
●	“Domestication Proposal” refers to the shareholder proposal to be considered at the Special Meeting to approve the Domestication.
●	“DOT” refers to the U.S. Department of Transportation.
●	“EBITDA” refers to net (loss) income before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization.
●	“Egencia” refers to the business acquired in the Egencia Acquisition.
●	“Egencia Acquisition” refers to GBT’s acquisition of the Egencia business from Expedia pursuant to the Egencia Equity Contribution Agreement.
●	“Egencia Equity Contribution Agreement” refers to the Equity and Contribution Agreement, dated as of August 11, 2021, by and among Expedia, Inc., GBT and Juweel Investors Limited, in connection with the Egencia Acquisition.
●	“Egencia Post-Closing Equity Adjustment” refers to any post-closing equity adjustment under the Egencia Equity Contribution Agreement.
●	“Equity Commitment Letters” refers to the equity commitment letters entered into by Juweel and Amex HoldCo. with GBT, each dated as of August 25, 2020, and each as amended on January 20, 2021.
●	“Equity Incentive Plan Proposal” refers to the shareholder proposal to be considered at the Special Meeting to approve the 2022 Plan.
●	“ESPP” refers to the employee stock purchase plan substantially in the form to this proxy statement/prospectus as Annex F (with such changes that may be agreed in writing by APSG and GBT).
●	“ESPP Proposal” refers to the shareholder proposal to be considered at the Special Meeting to approve the ESPP.
●	“Evercore” refers to Evercore Group L.L.C.
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
●	“Exchange Agreement” refers to exchange agreement, to be entered into on the Closing Date, by and among PubCo, GBT and each holder of OpCo B Ordinary Shares from time to time party thereto, substantially in the form attached to this proxy statement/prospectus as Annex I.
●	“Exchange Committee” refers to a committee of the PubCo Board comprised solely of independent directors not nominated by a Continuing JerseyCo Owner that are disinterested with respect to any particular Exchange. The Exchange Committee may be (and the term “Exchange Committee” shall be construed to include) either (a) a standalone committee of the PubCo Board or (b) the Audit and Finance Committee of the PubCo Board or another committee of the PubCo Board that meets the requirements specified in this definition, for so long as the PubCo Board has delegated the functions of the Exchange Committee to the Audit and Finance Committee or such other committee, as applicable; provided that, if (i) the Exchange Committee is a standalone committee of the PubCo Board, no nominee of a Continuing JerseyCo Owner may be a member of the Exchange Committee, and (ii) the PubCo Board has delegated the functions of the Exchange Committee to the Audit and Finance Committee and the members of the Audit and Finance Committee include one or more nominees of a Continuing JerseyCo Owner, then each such nominee of must recuse himself or herself from any and all business of such committee concerning an Exchange.

●	“Existing Organizational Documents” refers to the current Amended and Restated Memorandum and Articles of Association of APSG under the Cayman Islands Companies Act substantially in the form attached to this proxy statement/prospectus as Annex Q.
●	“Existing Shareholders Agreement” refers to the Second Amended & Restated Shareholders Agreement, dated as of November 1, 2021, by and among GBT, Juweel and Amex HoldCo.
●	“Expedia” refers to EG Corporate Travel Holdings LLC, a Delaware limited liability company.
●	“FATCA” refers to the Foreign Account Tax Compliance Act.
●	“FCPA” refers to the U.S. Foreign Corrupt Practices Act.
●	“February Note” refers to the promissory note, dated February 22, 2021, by and between the Sponsor and APSG.
●	“Federal Reserve” refers to the Federal Reserve System.
●	“First Earnout Achievement Date” refers to the date that, if at any time during the five years following the Closing Date, the VWAP of the Domesticated Acquiror Class A Common Stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days trading days.
●	“Founder Shares” refers to the 20,420,250 Acquiror Cayman Class B Ordinary Shares held in the aggregate by the APSG Founders.
●	“Free Cash Flow” refers to net cash (used in) from operating activities, less cash used for additions to property and equipment.
●	“Fully Diluted GBT Equity Amount” refers to the sum of: (i) the number of issued and outstanding GBT Ordinary Shares (after giving effect to the redemption and cancellation of the GBT Preferred Shares and GBT Profit Shares in accordance with the terms of the Business Combination Agreement), plus (ii) the number of issued and outstanding GBT MIP Shares (excluding any GBT MIP Shares that are redeemed and cancelled for cash consideration pursuant to the Business Combination Agreement) (if any), plus (iii) the number of issued and outstanding GBT Legacy MIP Options.
●	“GAAP” refers to United States generally accepted accounting principles, consistently applied.
●	“GBT” refers to GBT JerseyCo Limited.
●	“GBTA” refers to the Global Business Travel Association.
●	“GBT Amended and Restated M&A” refers to the Fourth Amended & Restated Memorandum of Association of GBT and the Third Amended & Restated GBT Articles of Association substantially in the forms attached to this proxy statement/prospectus as Annex G and Annex H, respectively existing as of and following the Closing.
●	“GBT Board” refers to the board of directors of GBT.
●	“GBT Capital Stock” refers to, prior to the Closing, the GBT Ordinary Shares, the GBT Preferred Shares, the GBT MIP Shares and the GBT Profit Shares, and following the Closing, the OpCo A Ordinary Shares, OpCo B Ordinary Shares, OpCo C Ordinary Shares and the OpCo Z Ordinary Share.
●	“GBT DCP” refers to the GBT US LLC Deferred Compensation Plan.
●	“GBT Debt Financing” refers to any senior secured debt financing that GBT or any of its subsidiaries may obtain or seek to obtain.

●	“GBT Debt Financing Sources” refers to the financial institutions and institutional investors that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of any GBT Debt Financing, in each case, solely in their respective capacities as lenders, agents, and/or arrangers under any GBT Debt Financing and not in any other capacity.
●	“GBT Existing M&A” refers to the GBT’s memorandum of association and articles of association (as amended by special resolution and in effect immediately prior to the Closing).
●	“GBT Holders Support Agreement” refers to that certain support agreement, dated as of the date of the signing of the Business Combination Agreement, by and among APSG, and certain holders of GBT Capital Stock, as amended or modified from time to time.
●	“GBT Legacy MIP Option” refers to a legacy option to purchase GBT MIP Shares granted under the GBT MIP.
●	“GBT MIP” refers to the GBT JerseyCo Limited Management Incentive Plan (and any predecessor plan).
●	“GBT MIP Option” refers to an option to purchase GBT MIP Shares granted under the GBT MIP or the Amended & Restated GBT MIP.
●	“GBT MIP Shares” refers to the MIP Shares (as such term is defined in GBT’s Existing M&A) of €0.00001 each of GBT, issuable in respect of GBT MIP Options.
●	“GBT New Ordinary Shares” refers to the equity interests of GBT prior to the Closing as provided in the GBT Existing M&A, of which one will be issued to each of Amex HoldCo. and Juweel in consideration for nominal value and thereafter converted into and redesignated as an OpCo B Ordinary Share.
●	“GBT Non-Voting Ordinary Shares” refers to non-voting ordinary shares of €0.00001 each of GBT, prior to the Business Combination.
●	“GBT Ordinary Shares” refers to GBT Voting Ordinary Shares and GBT Non-Voting Ordinary Shares.
●	“GBT Preferred Shares” refers to the preferred shares of €0.00001 each of GBT, prior to the Business Combination.
●	“GBT Profit Shares” refers to the profit shares of €0.00001 each of GBT, prior to the Business Combination.
●	“GBT Supply MarketPlace” refers to GBT’s proprietary capability to source, distribute and manage travel and travel-related content to travelers, clients and Network Partners, through both GBT and third party technology, as well as GBT’s supplier content and management processes and expertise.
●	“GBT UK” refers to GBT Travel Services UK Limited.
●	“GBT Voting Ordinary Shares” refers to voting ordinary shares of €0.00001 each of GBT, prior to the Business Combination.
●	“GDPR” refers to the European General Data Protection Regulation.
●	“GDS” refers to the three major Global Distribution Systems (Amadeus, Sabre and Travelport inclusive of their constituent GDS) used by GBT as a source for air and other travel content. Global Distribution Systems are common technology infrastructure used by airlines and some other travel suppliers to distribute their content to Points of Sale (“POS”).
●	“Gibson Dunn” refers to Gibson, Dunn & Crutcher LLP.
●	“Goldman Sachs” refers to Goldman Sachs & Co. LLC.
●	“Holdings” refers to Apollo Principal Holdings III, L.P.

●	“Houlihan Lokey” refers to Houlihan Lokey Capital, Inc., a financial advisor to APSG with respect to the Business Combination.
●	“HRG” refers to Hogg Robinson Group Limited, GBT’s subsidiary.
●	“HRG Pension Scheme” refers to the defined benefit scheme for certain of associates and retirees of GBT and its affiliates in the UK.
●	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
●	“IATA” refers to the International Air Transport Association.
●	“Insiders” refers to the members of the APSG Board and management that are party to the Sponsor Support Agreement and the Sponsor Side Letter.
●	“Interim Period” refers to the period from the date of the Business Combination Agreement and through the earlier of the Closing or valid termination of the Business Combination Agreement.
●	“IPO” refers to APSG’s initial public offering of the Acquiror Cayman Units, Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Public Warrants, pursuant to the IPO registration statement and completed on October 6, 2020.
●	“IRS” refers to the U.S. Internal Revenue Service.
●	“IT” refers to information technology.
●	“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012.
●	“June Note” refers to the promissory note, dated June 18, 2021, by and between the Sponsor and APSG.
●	“Juweel” refers to Juweel Investors (SPC) Limited, an exempted segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands, successor-in-interest to Juweel Investors Limited, a company incorporated as an exempted company with limited liability under the laws of the Cayman Islands.
●	“JV” refers to a joint venture comprising the GBT operations established by American Express in June 2014 with a predecessor of Juweel, which represents a group of institutional investors led by an affiliate of Certares.
●	“Kirkland” refers to Kirkland & Ellis LLP.
●	“KPMG” refers to KPMG LLP.
●	“Letter of Intent” refers to that certain letter agreement, dated as of July 30, 2021 by and among GBT, APSG and the Sponsor.
●	“LIBOR” refers to the London Interbank Offered Rate.
●	“Minimum Available Acquiror Cash Condition” refers to the condition to GBT’s obligation to consummate the Business Combination that there is a minimum of $300 million in cash (the “Minimum Available Cash Amount”) available to APSG from the following sources: (i) the amount of cash available in the Trust Account following the Special Meeting, after deducting the Acquiror Share Redemption Amount, plus (ii) the amount of APSG’s cash on hand (outside of the Trust Account) immediately prior to the Closing, plus (iii) PIPE Investment Amount.
●	“Modification in Recommendation” refers to any withdrawal, amendment, qualification or modification of the APSG Board’s recommendation to the shareholders of APSG that they approve each of the Shareholder Proposals.

●	“Modification in Recommendation Notice” refers to a written notice delivered by APSG to GBT advising GBT that the APSG Board proposes to make a Modification in Recommendation, with the material facts underlying the reasons for the APSG Board’s determination that an Acquiror Intervening Event has occurred.
●	“Modification in Recommendation Notice Period” refers to the period from the delivery of the Modification in Recommendation Notice until 5:00 p.m., New York City time, on the fifth (5th) business day thereafter.
●	“Morgan Lewis” refers to Morgan, Lewis and Bockius, LLP.
●	“Morgan Stanley” refers to Morgan Stanley & Co. LLC
●	“Neo” refers to the Neo Online Booking Tool and Expense platform.
●	“Net Debt (Cash)” refers to total debt outstanding consisting of current and non-current portion of long-term debt (defined as debt (excluding lease liabilities) with original contractual maturity dates of one year or greater), net of unamortized debt discount and unamortized debt issuance costs, minus cash and cash equivalents.
●	“Network Partners” refers to third party travel management companies (“TMCs”) and independent advisors that are clients of GBT Partner Solutions who, through GBT Partner Solutions, can access GBT’s technology platform and content.
●	“New GBT MIP Options” refers to the GBT MIP Options granted on December 2, 2021 under the Amended & Restated GBT MIP.
●	“New Shareholders Agreement” refers to the Shareholders Agreement, to be entered into between PubCo, GBT, Amex HoldCo., Juweel and Expedia, substantially in the form attached to this proxy statement/prospectus as Annex D, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.
●	“Newly Issued Equity Securities” refers to shares of Domesticated Acquiror Class A Common Stock and corresponding OpCo A Ordinary Shares issued on account of (x) the exercise of Acquiror Options that were issued on account of GBT Legacy MIP Options (but excluding the Acquiror Options that were issued on account of New GBT MIP Options), and (y) an exchange under the Exchange Agreement occurring between the Closing and the date the Egencia Post-Closing Equity Adjustment is finally determined.
●	“NSIA” means the National Security and Investment Act 2021 (United Kingdom).
●	“NYSE” refers to the New York Stock Exchange.
●	“OBTs” refer to online booking tools.
●	“October Note” refers to the promissory note, dated October 20, 2020, by and between the Sponsor and APSG.
●	“OFAC” refers to the U. S. Treasury Department’s Office of Foreign Assets Control.
●	“OpCo A Ordinary Shares” refers to equity interests of GBT following the Closing, designated as “A Ordinary Shares” in the GBT Amended and Restated M&A.
●	“OpCo B Ordinary Shares” refers to equity interests of GBT following the Closing, designated as “B Ordinary Shares” in the GBT Amended and Restated M&A.
●	“OpCo C Ordinary Shares” or “earnout shares” refers to equity interests of GBT following the Closing, designated as “C Ordinary Shares” in the GBT Amended and Restated M&A.
●	“OpCo Z Ordinary Share” refers to equity interests of GBT following the Closing, designated as the “Z Ordinary Share” in the GBT Amended and Restated M&A.

●	“Ovation” refers to Ovation Travel, LLC, GBT’s subsidiary, and includes the Ovation, Ovation Vacations and Lawyers Travel brands.
●	“Over-Allotment Units” refers to an additional 11,250,000 Acquiror Cayman Units purchased by the underwriters in connection with the exercise of the over-allotment option.
●	“Paul Weiss” refers to Paul, Weiss, Rifkind, Wharton & Garrison LLP.
●	“PCAOB” refers to the Public Company Accounting Oversight Board.
●	“PCI DSS” refers to the Payment Card Industry Data Security Standards.
●	“Per Share Converted Amount” refers to the quotient obtained by dividing the Aggregate GBT-Side Post-Closing Equity Count by the Fully Diluted GBT Equity Amount.
●	“Per Share Earnout Amount” refers to the quotient obtained by dividing 15,000,000 by the Fully Diluted GBT Equity Amount.
●	“PFIC” refers to a “passive foreign investment company” as defined under the Code.
●	“PIPE Investment” or “PIPE” refers to the private placement pursuant to which PIPE Investors have committed to make a private investment in the aggregate amount of $335 million in public equity in the form of Domesticated Acquiror Class A Common Stock on the terms and conditions set forth in the PIPE Subscription Agreements.
●	“PIPE Investment Amount” refers to the aggregate gross purchase price received by APSG prior to or substantially concurrently with the Closing for the PIPE Securities.
●	“PIPE Investors” refers to the investors that have signed PIPE Subscription Agreements.
●	“PIPE Securities” refers to the shares of Domesticated Acquiror Class A Common Stock sold to the PIPE Investors pursuant to the PIPE Subscription Agreements.
●	“PIPE Subscription Agreements” refers to the subscription agreements, dated as of December 2, 2021, by and between APSG and the PIPE Investors, substantially in the form attached to this proxy statement/prospectus as Annex N, pursuant to which APSG has agreed to sell and issue an aggregate of 33.5 million shares of PIPE Securities to the PIPE Investors immediately before or substantially concurrently with the consummation of the Business Combination for an aggregate cash purchase price of $335 million, or $10.00 per share, as the same may be amended, modified, supplemented or waived from time to time in accordance with their terms.
●	“Placement Agent Engagement Letter” refers to that certain Co-Placement Agent Engagement Letter, dated as of October 6, 2021, by and among the Company and the Placement Agents.
●	“Placement Agents” refers to Morgan Stanley, AGS, Evercore and Credit Suisse.
●	“Pre-Money Equity Value” refers to an amount equal to (i) $4,027,000,000 plus (ii) the lesser of (x) $164,000,000 and (y) the aggregate amount of cash that would be payable by GBT if GBT elected to redeem and cancel all of the GBT Preferred Shares for cash minus (iii) the aggregate amount of cash actually elected to be paid by GBT upon the redemption and cancellation of GBT Preferred Shares. For the avoidance of doubt, if the amount in clause (iii) is greater than the amount in clause (ii), then the Pre-Money Equity Value will be an amount less than the amount in clause (i).
●	“Proposed Organizational Documents” refers to the Acquiror Delaware Bylaws and Acquiror Delaware Certificate.
●	“PubCo” refers to Global Business Travel Group, Inc.
●	“PubCo Board” refers to the board of directors of PubCo.

●	“Public Shareholders” refers to the holders of the public shares or public warrants that were sold in the IPO.
●	“public shares” refers to the Acquiror Cayman Class A Ordinary Shares of APSG issued in the IPO.
●	“public warrants” refers to the Acquiror Cayman Public Warrants issued in the IPO.
●	“PwC” refers to PricewaterhouseCoopers International Limited.
●	“Quorum” refers to the required number of Acquiror Cayman Shareholders required to hold a shareholder meeting for APSG, which will consist of one or more Acquiror Cayman Shareholders holding at least a majority of the paid-up voting share capital of APSG present in person or by proxy and entitled to vote at a meeting.
●	“Record Date” refers to March 1, 2022, the date for determining which of the Acquiror Cayman Shareholders are entitled to receive notice of and to vote at the Special Meeting.
●	“Redemption Rights” refer to the rights of the holders of Acquiror Cayman Class A Ordinary Shares to demand redemption of their Acquiror Cayman Class A Ordinary Shares for cash in accordance with the procedures set forth in the Existing Organizational Documents and this proxy statement/prospectus.
●	“Refinancing & Incremental Tranche B-3 Facilities Proposal” refers to the up to $1 billion of proposed new senior secured term loan facilities for certain subsidiaries of GBT, a portion of which was proposed to be used to refinance certain of the then existing term loan facilities under the Senior Secured Credit Agreement.
●	“Registration Rights Agreement” refers to the Amended and Restated Registration Rights Agreement to be entered into between PubCo, the Sponsor and the Continuing JerseyCo Owners, substantially in the form attached to this proxy statement/prospectus as Annex J, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.
●	“Related Transaction Documents” refers to the agreements contemplating the Related Transactions.
●	“Related Transactions” refers to the other transactions entered into as contemplated by the Business Combination Agreement to effectuate the Business Combination.
●	“Rule 144” refers to Rule 144 under the Securities Act.
●	“S&P” refers to the rating agency, Standard & Poor.
●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.
●	“SEC” refers to the U.S. Securities and Exchange Commission.
●	“Second Earnout Achievement Date” refers to the date that, if at any time during the five years following the Closing Date, the VWAP of the Domesticated Acquiror Class A Common Stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days trading days.
●	“Second Lien Facility Proposal” refers to a proposed $400 million second lien term loan facility.
●	“Securities Act” refers to the Securities Act of 1933, as amended.
●	“Senior Secured Credit Agreement” refers to that certain senior secured credit agreement, dated as of August 13, 2018, by and among GBT Group Services B.V., as borrower, GBT III B.V., as the original parent guarantor, the other loan parties from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders and letter of credit issuers from time to time party thereto, as amended from time to time.

●	“Senior Secured Initial Term Loans” refers to the $250 million initial senior secured term loan facility that was obtained under the Senior Secured Credit Agreement on August 13, 2018.
●	“Senior Secured New Tranche B-3 Term Loan Facilities” refers to the $1,000 million new tranche B-3 senior secured term loan facilities that were established under the Senior Secured Credit Agreement on December 16, 2021.
●	“Senior Secured Prior Tranche B-1 Term Loans” refers to the $400 million tranche B-1 senior secured incremental term loan facility that was obtained under the Senior Secured Credit Agreement on September 4, 2020, which facility was subsequently refinanced and repaid in full on December 16, 2021.
●	“Senior Secured Prior Tranche B-2 Term Loan Facility” refers to the $200 million tranche B-2 senior secured delayed draw incremental term loan facility that was established under the Senior Secured Credit Agreement on January 20, 2021, which facility was subsequently refinanced and repaid in full, and the remaining unused commitments thereunder terminated, on December 16, 2021.
●	“Senior Secured Revolving Credit Facility” refers to the $50 million senior secured revolving credit facility under the Senior Secured Credit Agreement.
●	“September Note” refers to the promissory note, dated September 14, 2021, by and between the Sponsor and APSG.
●	“Shareholder Proposals” refers to, collectively, (i) the Domestication Proposal, (ii) the Amendment Proposal, (iii) the Unbundling Precatory Proposals, (iv) the Business Combination Proposal, (v) the Issuance Proposal, (vi) the Equity Incentive Plan Proposal; (vii) the ESPP Proposal and (viii) the Adjournment Proposal.
●	“SME” or “SME clients” refer to clients GBT considers small-to-medium-sized enterprises, which GBT generally defines as having an expected annual spend on air travel of less than $20 million. This criterion can vary by country and client needs.
●	“SPAC” refers to a special purpose acquisition company.
●	“Special Meeting” refers to the extraordinary general meeting of APSG to be held on at 9:00 a.m., Eastern Time, to vote on matters relating to the Business Combination. The Special Meeting will take place via live webcast at https://www.cstproxy.com/apsg/2022 and telephonically by dialing (800) 450-7155 (within the U.S. and Canada) and (857) 999-9155 (outside the U.S. and Canada), conference ID: 3040979#. For the purposes of APSG’s Existing Organizational Documents, the physical place of meeting will be the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands).
●	“Sponsor” refers to APSG Sponsor, L.P., a Cayman Islands exempted limited partnership.
●	“Sponsor Shares” refers to the shares of Domesticated Acquiror Class A Common Stock issued at the Closing upon conversion of the shares of Domesticated Acquiror Class X Common Stock held by Sponsor as of immediately prior to such conversion.
●	“Sponsor Side Letter” refers to the letter agreement, dated as of December 2, 2021, by and among the Sponsor, the Insiders, APSG and GBT, attached to this proxy statement/prospectus as Annex P, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.
●	“Sponsor Side Letter Vesting Period” refers to the five years following the Closing.
●	“Sponsor Support Agreement” refers to the support agreement, dated as of December 2, 2021, by and among the Sponsor, the Insiders and GBT, substantially in the form attached to this proxy statement/prospectus as Annex O, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.
●	“Syndication Transfer” refers to a transfer or agreement to transfer (which may be effectuated as a forfeiture to APSG and reissuance by APSG) of Acquiror Cayman Class B Ordinary Shares by Sponsor to an equity investor.

●	“TCJA” refers to the Tax Cuts and Jobs Act.
●	“TLS” refers to American Express’ Travel and Lifestyle Services division.
●	“TLSOA” refers to the Travel and Lifestyle Services Operating Agreement with American Express.
●	“Total Transaction Value” or “TTV” refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds.
●	“TPN” refers to GBT’s Travel Partner Network, through which GBT services clients globally. All TPNs are Network Partners.
●	“Transaction (Decline) Growth” refers to year-over-year decline or growth as a percentage of the total number of transactions, including air, hotel, car rental, rail or other travel-related transactions, recorded at the time of booking, calculated on a gross basis to include cancellations, refunds and exchanges.
●	“Transfer Agent” refers to Continental Stock Transfer & Trust Company.
●	“Treasury Regulations” refers to the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
●	“Trust Account” refers to the trust account of APSG, which holds the net proceeds from the IPO and certain of the proceeds from the sale of the Acquiror Cayman Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes.
●	“Trust Agreement” refers to the Investment Management Trust Agreement, dated as of October 1, 2020, between APSG and Trustee.
●	“Trustee” refers to Continental Stock Transfer & Trust Company.
●	“UK Data Protection Act” refers to the Data Protection Act the UK implemented, effective in May 2018 and statutorily amended in 2019.
●	“UK GDPR” refers to the UK-only adaption of the GDPR, which took effect on January 1, 2021.
●	“Up-C structure” refers to the organizational structure commonly referred to as an umbrella partnership-C corporation.
●	“UW Lock-up Release Date” refers to the 180th day following the Closing Date.
●	“VWAP” refers to dollar volume-weighted average price.
●	“Walkers” refers to Walkers (Cayman) LLP.
●	“Warrant Agreement” refers to that certain Warrant Agreement, dated as of October 1, 2020, by and between APSG and Continental Stock Transfer & Trust Company.
●	“WTTC” refers to the World Travel & Tourism Council.

The unaudited pro forma condensed combined financial information of PubCo presented in this proxy statement/prospectus has been derived by applying the pro forma adjustments described in “Unaudited Pro Forma Condensed Combined Financial Information” to the historical consolidated financial statements of GBT included elsewhere in this proxy statement/prospectus. These pro forma adjustments give effect to the Business Combination, the Egencia Acquisition and the other related adjustments described in “Unaudited Pro Forma Condensed Combined Financial Information” as if they had occurred on January 1, 2021, in the case of the unaudited pro forma condensed combined statements of operations, and as if the Business Combination and other related adjustments had occurred on December 31, 2021, in the case of the unaudited pro forma condensed combined balance sheet. The unaudited pro forma condensed combined financial information has been prepared using, and should be read in conjunction with, the historical financial statements of APSG, GBT and Egencia and related notes thereto included elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

All financial statements presented in this proxy statement/prospectus have been prepared in accordance with generally accepted accounting principles in GAAP and, unless otherwise noted, are presented in U.S. dollars.

Certain monetary amounts, percentages and other figures included elsewhere in this proxy statement/prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

This proxy statement/prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP. Specifically, GBT uses “EBITDA,” “Adjusted EBITDA,” “Adjusted Operating Expenses,” “Free Cash Flow” and “Net Debt (Cash)” as non-GAAP financial measures. For a discussion on GBT’s use of non-GAAP financial measures and a reconciliation to the most directly comparable GAAP measures, see “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Non-GAAP Financial Measures.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this proxy statement/prospectus are “forward looking statements.” Statements regarding the potential combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “suggests,” “projects,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “could,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:

●	our ability to complete the Business Combination, or, if we do not consummate the Business Combination, any other initial business combination;
●	the inability to complete the transactions contemplated by the proposed Business Combination due to the failure to satisfy any conditions to closing, including the failure to obtain certain approval of the APSG Shareholders, or the approval by the stockholders of GBT’s entry into new investment advisory agreements with their respective investment adviser on substantially similar economic terms;
●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, including the failure to satisfy any of the conditions to closing in the Business Combination Agreement;
●	the projected financial information, anticipated growth rate and market opportunity of PubCo;
●	GBT’s ability to maintain its existing relationships with customers and suppliers and to compete with existing and new competitors in existing and new markets and offerings;
●	various conflicts of interest that could arise among us, our funds, affiliates, investors and partner managers;
●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the Business Combination;
●	our directors and officers potentially having conflicts of interest with our business or in approving the Business Combination, as a result of which they would receive compensation;
●	intense competition and competitive pressures from other companies in the industry in which the combined company will operate;
●	factors relating to the business, operations and financial performance of GBT, including market conditions and global and economic factors beyond GBT’s control;
●	the impact of COVID-19 and related changes in base interest rates and significant market volatility on our business, the travel industry, travel trends and the global economy generally;
●	costs related to the Business Combination;
●	the sufficiency of GBT’s cash, cash equivalents and investments to meet its liquidity needs;
●	the global travel industry;
●	political, social and macroeconomic conditions (including the widespread adoption of teleconference and virtual meeting technologies which could reduce the number of in person business meetings and demand for travel and GBT’s services);

●	the effect of legal, tax and regulatory changes; and
●	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before you grant your proxy or instruct how your vote should be cast or vote on the Shareholder Proposals to be put to the Special Meeting, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect APSG, GBT, or, following the consummation of the Business Combination, PubCo.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the shareholder meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

Questions and Answers about the Business Combination

Q:	WHAT IS THE BUSINESS COMBINATION?
A:

On December 2, 2021, APSG entered into a Business Combination Agreement with GBT, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, GBT will become a direct subsidiary of APSG, with APSG being renamed “Global Business Travel Group, Inc.” and conducting its business through GBT in an umbrella partnership-C corporation structure (which we refer to as an “Up-C structure”). Upon the Closing, the Continuing JerseyCo Owners will, in the aggregate, own a majority voting interest in PubCo and maintain a majority economic interest in GBT, and the existing shareholders of APSG will own a minority voting interest in PubCo and an indirect minority economic interest in the GBT business.

Pursuant to, and in accordance with the terms, and subject to the conditions, of the Business Combination Agreement, APSG will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware by effecting a deregistration under the Cayman Islands Companies Act (2021 Revision), as amended, and a domestication under Section 388 of the DGCL. Upon the effectiveness of the Domestication, (a) each issued and outstanding Acquiror Cayman Class A Ordinary Share will automatically convert into one share of Domesticated Acquiror Class A Common Stock; (b) each issued and outstanding Acquiror Cayman Class B Ordinary Share will automatically convert into one share of Domesticated Acquiror Class X Common Stock; (c) each issued and outstanding Acquiror Cayman Warrant will automatically convert into one Domesticated Acquiror Warrant; and (d) each issued and outstanding Acquiror Cayman Unit will separate automatically into one share of Domesticated Acquiror Class A Common Stock and one-third of one Domesticated Acquiror Warrant. In addition, pursuant to the Certificate of Incorporation of PubCo substantially in the form attached as Annex A, upon the Closing, each share of Domesticated Acquiror Class X Common Stock will automatically convert into one share of Domesticated Acquiror Class A Common Stock.

As a result of the foregoing conversions and in connection with the Closing, the Acquiror Cayman Shareholders will maintain their economic and voting rights in PubCo in the form of Domesticated Acquiror Class A Common Stock. The Continuing JerseyCo Owners, who currently hold GBT Ordinary Shares, GBT Preferred Shares and GBT Profit Shares, will receive voting rights in PubCo in the form of Domesticated Acquiror Class B Common Stock and will maintain their economic rights (but have only certain limited voting rights as described in the GBT Amended and Restated M&A) in GBT in the form of equity interests of GBT following the Closing designated as OpCo B Ordinary Shares and OpCo C Ordinary Shares. Pursuant to the Business Combination Agreement, at or prior to the Closing, each GBT Preferred Share will be redeemed and cancelled, and, in consideration therefor, the holders of GBT Preferred Shares will receive, at the option of GBT, in its sole discretion, (i) cash in accordance with the terms of GBT’s memorandum of association and articles of association as in effect immediately prior to the Closing or (ii) a number of GBT Voting Ordinary Shares equal to the amount of cash that such holders of GBT Preferred Shares would have received pursuant to clause (i) above divided by $10.00 or (iii) a combination of the consideration described in clause (i) and (ii). Further, each GBT Profit Share will be redeemed and cancelled, and, in consideration therefor, the holders of GBT Profit Shares will receive a number of GBT Voting Ordinary Shares equal to the number of GBT Voting Ordinary Shares that would be redeemed and cancelled in consideration for the issuance of OpCo B Ordinary Shares pursuant to the Business Combination Agreement in the amount required pursuant to and calculated in accordance with, the Existing Shareholders Agreement. Further, (a) any GBT MIP Shares will be redeemed and cancelled and, in consideration therefor, at the option of GBT (but subject to the prior written consent of APSG (not to be unreasonably withheld, conditioned or delayed)), the holders thereof will receive either (i) cash equal to the fair market value of such GBT MIP Shares (as determined by the GBT Board) or (ii) a number of shares of Domesticated Acquiror Class A Common Stock and OpCo C Ordinary Shares; and (b) each GBT MIP Option that is outstanding immediately prior to the Closing, whether vested or unvested, will be equitably converted based on a deemed $10.00 price per share of Domesticated Acquiror Class A Common Stock into an Acquiror Option in a manner determined by GBT in consultation with APSG and consistent with certain U.S. tax regulations.

In addition, in connection with the Closing, PubCo will acquire and hold all equity interests of GBT designated as OpCo A Ordinary Shares, which will have pro rata economic rights and all of the voting rights in GBT (subject to certain limited rights of the OpCo B Ordinary Shares described in the GBT Amended and Restated M&A), and one non-redeemable OpCo Z Ordinary Share, which will have no economic or voting rights in GBT, in exchange for a purchase price equal to the sum of (a) the amount of cash available in APSG’s trust account following the Special Meeting, after deducting the amount required to satisfy any redemptions by the Public Shareholders and the amount required to satisfy any unpaid transaction expenses, plus the amount of APSG’s cash on hand (outside of the trust account) immediately prior to the Closing, plus (b) the aggregate amount of the PIPE Investment, plus (c) the amount of cash actually drawn under any debt financing obtained by APSG (excluding any loans or other indebtedness or APSG transaction expenses repaid at or prior to the Closing in connection with the transactions contemplated by the Business Combination Agreement) prior to or at the Closing, plus (d) the Domesticated Acquiror Class B Common Stock Purchase Price.

The number of OpCo B Ordinary Shares (and corresponding shares of Domesticated Acquiror Class B Common Stock) and shares of Domesticated Acquiror Class A Common Stock (including those underlying the Acquiror Options) issued to the Continuing JerseyCo Owners and former holders of GBT MIP Shares and GBT MIP Options, as well as any Domesticated Acquiror Class A Common Stock issued upon the exercise of any Acquiror Options (as may be permitted by GBT or PubCo) or upon the exchange of any OpCo B Ordinary Shares pursuant to the Exchange Agreement, are subject to adjustment based on the finalization of the Egencia Post-Closing Equity Adjustment required under the Egencia Equity Contribution Agreement, if the final determination of the Egencia Closing Equity Adjustment has not occurred prior to the Closing; provided, that if GBT and Expedia agree to settle, and do in fact settle, any Egencia Post-Closing Equity Adjustment, in whole, for an amount in cash of $5 million or less, then no adjustments will be made.

Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:

APSG is sending this proxy statement/prospectus to the APSG Shareholders to help them decide how to vote their Acquiror Cayman Shares with respect to the matters to be considered at the Special Meeting.

The Business Combination cannot be completed unless the APSG Shareholders approve the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal, the Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal set forth in this proxy statement/prospectus for their approval. Information about the Special Meeting, the Business Combination and the other business to be considered by shareholders at the Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of APSG and a prospectus of APSG. It is a proxy statement because the APSG Board is soliciting proxies using this proxy statement/prospectus from the APSG Shareholders. It is a prospectus because APSG, in connection with the Business Combination, is offering shares of Domesticated Acquiror Class A Common Stock, shares of Domesticated Acquiror Class X Common Stock (which will automatically be converted into Domesticated Acquiror Class A Common Stock) and Domesticated Acquiror Warrants. See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination.”

Q:	WHAT WILL APSG SHAREHOLDERS OWN AS A RESULT OF THE BUSINESS COMBINATION?
A:

Following the completion of the Business Combination, subject to approval by the existing shareholders of APSG, the existing shareholders of APSG will own shares of Domesticated Acquiror Class A Common Stock and, if applicable, Domesticated Acquiror Warrants. For more information about what the existing shareholders of APSG will own following the Business Combination, see “Security Ownership of Certain Beneficial Owners and Management.”

Q:	WHAT WILL CONTINUING JERSEYCO OWNERS RECEIVE IN THE BUSINESS COMBINATION?
A:

Following completion of the Business Combination, subject to approval by the existing shareholders of APSG, each Continuing JerseyCo Owner will receive shares of Domesticated Acquiror Class B Common Stock, OpCo Class B Ordinary Shares, and OpCo C Ordinary Shares. For more information about what the Continuing JerseyCo Owners will own following the Business Combination, see “Security Ownership of Certain Beneficial Owners and Management.”

Q:	WHAT EQUITY STAKE WILL CURRENT APSG EQUITYHOLDERS AND GBT EQUITYHOLDERS HOLD IN PUBCO IMMEDIATELY AFTER THE CONSUMMATION OF THE BUSINESS COMBINATION?
A:

It is anticipated that, immediately upon completion of the Business Combination, the combined voting power of PubCo will be as shown below. See “Security Ownership of Certain Beneficial Owners and Management” for additional information.

Pro Forma Combined Share Ownership in Global Business Travel Group, Inc.
	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Shares	Percentage	Shares	Percentage
Continuing JerseyCo Owners(2):
Juweel	162,746,106	30.7%	162,746,106	36.2%
Amex HoldCo.	158,135,872	29.8%	158,135,872	35.2%
Expedia	73,919,489	13.9%	73,919,489	16.5%
Total	394,801,467	74.4%	394,801,467	87.9%
Public Shareholders(3)	81,681,000	15.4%	500,000	0.1%
PIPE Investors(4)	33,500,000	6.3%	33,500,000	7.5%
Sponsor and Insiders(5)	20,420,250	3.8%	20,420,250	4.5%
Total Shares of Domesticated Acquiror Common Stock(6)	530,402,717	100.0%	449,221,717	100.0%
(1)	Assumes that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination. In the event that Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination but the number of Acquiror Cayman Class A Ordinary Shares redeemed is less than 81,181,000, the ownership percentages set forth above will vary on approximately a proportional basis between the two scenarios.
(2)	Assumes that the GBT Preferred Shares will be redeemed and canceled, and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement). Upon Closing, Continuing JerseyCo Owners will, in the aggregate, own 394,801,467 shares of Domesticated Acquiror Class B Common Stock and an equal amount of OpCo B Ordinary Shares. In addition, this assumes that holders of GBT Capital Stock and GBT Legacy MIP Options will, in the aggregate, receive an aggregate of 15 million OpCo C Ordinary Shares. For additional information, see “Proposal No. 3 —The Business Combination Proposal — The Business Combination Agreement — Earnout.”
(3)	Excludes 27,227,000 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 27,227,000 Domesticated Acquiror Warrants held by Public Shareholders.
(4)	Includes 2,000,000 PIPE Securities acquired by the Sponsor.
(5)	Excludes (i) 2,000,000 PIPE Securities acquired by the Sponsor and shown in note (4) above and (ii) 12,224,134 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 12,224,134 Domesticated Acquiror Warrants held by the Sponsor. Of the 20,420,250 shares of Domesticated Acquiror Class A Common Stock reflected in the line item above, 6,713,932 will be subject to vesting restrictions pursuant to the Sponsor Side Letter.
(6)	In addition to the foregoing reflected in notes (1) through (5) above, excludes 36,663,742 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of 36,663,742 Acquiror Options to purchase Domesticated Acquiror Class A Common Stock that will be outstanding immediately following the Closing. Assuming the Closing occurs on , 2022, we expect approximately Acquiror Options to be exercisable immediately after Closing (subject to any restrictions or limitations on exercise described in this proxy statement/registration statement) for shares of Domesticated Acquiror Class A Common Stock.

Q:WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

A:

The parties currently expect that the Business Combination will be completed in the first half of 2022. However, neither APSG nor GBT can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of the companies could result in the Business Combination being completed at a different time or not at all. See “Risk Factors — Risks Relating to the Business Combination and APSG — If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.” Before the Business Combination can be completed, APSG must obtain the approval of the APSG Shareholders for each of the Condition Precedent Proposals and APSG and GBT must obtain certain necessary regulatory approvals and satisfy certain other closing conditions. The outside date for consummation of the Business

Combination is August 2, 2022. See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination Agreement.”

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?
A:

If APSG does not complete the Business Combination for any reason, APSG would search for another target business with which to complete a business combination. If APSG does not complete the Business Combination or a business combination with another target business by October 6, 2022 (or by January 6, 2023 if APSG has executed a letter of intent, agreement in principle or definitive agreement for APSG’s initial business combination by October 6, 2022) (unless such date is extended in accordance with the Existing Organizational Documents), APSG must redeem 100% of the outstanding Acquiror Cayman Class A Ordinary Shares, at a per share price, payable in cash, equal to the amount then held in the Trust Account (less income taxes paid or payable, if any, and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Acquiror Cayman Class A Ordinary Shares. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to APSG’s outstanding warrants. Accordingly, such warrants will expire worthless.

Questions and Answers about the Special Meeting

Q:WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:APSG Shareholders are being asked to vote on the following Shareholder Proposals:

1.	the Domestication Proposal;
2.	the Amendment Proposal;
3.	the Unbundling Precatory Proposals;
4.	the Business Combination Proposal;
5.	the Issuance Proposal;
6.	the Equity Incentive Plan Proposal;
7.	the ESPP Proposal; and
9.	if put to the meeting, the Adjournment Proposal.

The Business Combination is conditioned upon the approval of the Domestication Proposal, the Amendment Proposal, the Issuance Proposal, the ESPP Proposal and the Equity Incentive Plan Proposal subject to the terms of the Business Combination Agreement. The Business Combination is not conditioned on the Unbundling Precatory Proposals or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.

Notwithstanding the order in which the proposals are set out herein, the APSG Board may put the above proposals in such order as it may determine at the meeting.

Q:WHY IS APSG PROPOSING THE BUSINESS COMBINATION?

A:	APSG was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.

On October 6, 2020, APSG completed its IPO, generating gross proceeds of $750 million. On November 10, 2020, APSG consummated the closing of the over-allotment option and sale of additional units, generating additional gross proceeds to APSG of $66.8 million. Since APSG’s IPO, APSG’s activity has been limited to the evaluation of business combination candidates.

In the prospectus for the IPO, APSG identified certain criteria that APSG believed would be important in evaluating prospective target businesses, namely businesses that:

●	are leading companies that have exhibited positive top-line growth and/or are experiencing secular tailwinds;
●	have defensible and established business models, with sustainable competitive advantages and multiple avenues for growth;
●	can potentially benefit from having a public currency to accelerate growth trajectory;
●	can benefit from our management team and Apollo Global Management, Inc. and its affiliates’ operating expertise, industry network and financing experience;
●	are not reliant on financial leverage to generate returns;
●	are at the point in their lifecycle at which going public is a natural next step; and
●	will offer attractive risk-adjusted returns for the APSG Shareholders.

APSG believes that GBT satisfies these criteria.

GBT is the world’s leading B2B travel platform measured by 2019 TTV according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). GBT provides a full suite of differentiated, technology-enabled solutions to business travelers and corporate clients, suppliers of travel content (such as airlines, hotels, ground transportation and aggregators) and third party travel agencies.

After considering the foregoing and the information set forth in “The Special Meeting — APSG Board’s Reasons for Approval of the Business Combination,” the APSG Board concluded that the potential benefits to APSG and the APSG Shareholders relating to the Business Combination outweighed the potentially negative factors relating to the Business Combination. Accordingly, the APSG Board determined that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of APSG and the APSG Shareholders.

Q:	DID THE APSG BOARD OBTAIN A THIRD PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?
A:

Yes. Although APSG is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that the transaction being contemplated is fair to APSG from a financial point of view unless APSG completes a business combination with an affiliated entity, the APSG Board received a fairness opinion, dated December 2, 2021, from Houlihan Lokey, as to the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC transaction pursuant to the Business Combination Agreement. This opinion is discussed in greater detail in the section entitled “The Special Meeting — The APSG Board’s Reasons for Approval of the Business Combination” and “Proposal No. 3 — The Business Combination Proposal — Opinion of the Financial Advisor to APSG.”

Q:DO I HAVE REDEMPTION RIGHTS?

A:

If you are a holder of Acquiror Cayman Class A Ordinary Shares, you have the right to demand that APSG redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of APSG’s IPO, calculated as of two business days prior to the consummation of the Business Combination including interest not previously released to APSG to pay its tax obligations, divided by the number of then issued and outstanding public shares, upon the closing of the Business Combination (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of Acquiror Cayman Class A Ordinary Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Acquiror Cayman Class A Ordinary Shares without APSG’s consent. Accordingly, all Acquiror Cayman Class A Ordinary Shares in excess of 15% held by a Public

Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed as APSG does not expect to consent to such redemptions.

If passed, the Amendment Proposal would remove the requirement that APSG have at least $5,000,001 of net tangible assets after giving effect to the redemption of all such shares.

Q:WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights whether you vote your Acquiror Cayman Class A Ordinary Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Shareholder Proposal. As a result, the Business Combination Proposal can be approved by shareholders who will redeem their Acquiror Cayman Class A Ordinary Shares and no longer remain shareholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders. Also, with fewer shares of Domesticated Acquiror Class A Common Stock and Public Shareholders, the trading market for Domesticated Acquiror Class A Common Stock may be less liquid than the market for Acquiror Cayman Class A Ordinary Shares prior to the Business Combination and PubCo may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into PubCo’s businesses will be reduced.

Q:HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of Acquiror Cayman Class A Ordinary Shares and wish to exercise your redemption rights, you must demand that APSG redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your share certificates (if any) and other redemption forms to APSG’s Transfer Agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Special Meeting. Holders of units must elect to separate the underlying Acquiror Cayman Class A Ordinary Shares and public warrants prior to exercising redemption rights with respect to the Acquiror Cayman Class A Ordinary Shares. If holders hold their units in an account at a brokerage firm, bank, trust company or other nominee, holders must notify their nominee that they elect to separate the units into underlying Acquiror Cayman Class A Ordinary Shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Transfer & Trust Company Trust, LLC, APSG’s Transfer Agent, directly and instruct them to do so. Any holder of Acquiror Cayman Class A Ordinary Shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $        , or approximately $         per Acquiror Cayman Class A Ordinary Share, as of             , 2022). Such amount, including interest earned on the funds held in the Trust Account and not previously released to APSG to pay its taxes, if any will be paid promptly upon consummation of the Business Combination. However, the proceeds deposited in the Trust Account could become subject to the claims of APSG’s creditors, if any, which could have priority over the claims of Public Shareholders, regardless of whether such Public Shareholders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Shareholder Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption made by a holder of Acquiror Cayman Class A Ordinary Shares may not be withdrawn once submitted to APSG unless the APSG Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any corrected or changed proxy card or written demand of redemption rights must be received by APSG’s Transfer Agent prior to the vote taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent prior to the vote at the Special Meeting.

If a holder of Acquiror Cayman Class A Ordinary Shares properly makes a request for redemption and the certificates for the Acquiror Cayman Class A Ordinary Shares (if any) along with the redemption forms are delivered as described to APSG’s Transfer Agent as described herein, then, if the Business Combination is consummated, APSG will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Acquiror Cayman Class A Ordinary Shares for cash.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?
A:

We expect that a U.S. holder (as defined in “U.S. Federal Income Tax Considerations — U.S. Holders” below) that exercises its redemption rights to receive cash from the Trust Account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of common stock that a U.S. holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the potential tax consequences of the rules applicable to a company treated as a PFIC, as a result of the Domestication. The tax consequences of exercising redemption rights are discussed more fully below under “U.S. Federal Income Tax Considerations — U.S. Holders — Effect to U.S. Holders of Acquiror Cayman Shares Exercising Redemption Rights.”

Q:	DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AND THE PROPOSED DOMESTICATION?
A:	No. APSG Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:WHY IS APSG PROPOSING THE DOMESTICATION?

A:

The APSG Board believes that there are significant advantages to PubCo that will arise as a result of APSG’s changing of its domicile to Delaware, including (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing as discussed in greater detail in the section entitled “The Domestication Proposal — Reasons for the Domestication.” The APSG Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits shareholders, who are the owners of the corporation. Additionally, the Domestication is a condition to consummating the Business Combination.

To effect the Domestication, APSG will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which APSG will be domesticated and continue as a Delaware corporation, at which time APSG will change its name to “Global Business Travel Group, Inc.”

The approval of the Domestication Proposal is a condition to the closing of the transactions contemplated by the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares (computed on the basis of the number of votes to which each such holder is entitled) who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Special Meeting. Pursuant to APSG’s Existing Organizational Documents, with respect to any vote or votes to continue the Company in a jurisdiction outside the Cayman Islands, holders of Acquiror Cayman Class B Ordinary Shares will have 10 votes for every Acquiror Cayman Class B Ordinary Share and holders of Acquiror Cayman Class A Ordinary Shares will have one vote for every Acquiror Cayman Class A Ordinary Share. Accordingly, the Acquiror Cayman Class B Ordinary Shares held by the Sponsor and APSG’s officers and directors represent approximately 71% of the aggregate voting power of the Acquiror Cayman Shares with respect to the Domestication Proposal.

Q:	HOW WILL THE DOMESTICATION AFFECT MY SECURITIES?
A:

On the effective date of the Domestication, (a) each outstanding Acquiror Cayman Class A Ordinary Share will automatically convert into one share of Domesticated Acquiror Class A Common Stock, (b) each outstanding Acquiror Cayman Class B Ordinary Share will automatically convert into one share of Domesticated Acquiror Class X Common Stock and (c) the outstanding warrants to purchase Acquiror Cayman Class A Ordinary Shares will automatically become exercisable for shares of Domesticated Acquiror Class A Common Stock. At a moment in time after the effectiveness of the Domestication and before the closing of the Business Combination, each outstanding unit of APSG (each of which consists of one Acquiror Cayman Class A Ordinary Share and one-third of one warrant to purchase one Acquiror Cayman Class A Ordinary Share) will be separated into its component Domesticated Acquiror Class A Common Stock and warrant. Such warrants will become exercisable into shares of Domesticated Acquiror Class A Common Stock 30 days following the completion of the Business Combination. In addition, under the Acquiror Delaware Certificate, each share of Domesticated Acquiror Class X Common Stock will automatically convert into one share of Domesticated Acquiror Class A Common Stock at the effective time of the Business Combination.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?
A:

After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Acquiror Cayman Class A Ordinary Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of approximately $28.6 million as deferred underwriting commissions related to APSG’s IPO) and, together with the proceeds of the PIPE Investment, to redeem the GBT Preferred Shares and pay for PubCo’s working capital and general corporate purposes.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION?
A:

As discussed more fully under “U.S. Federal Income Tax Considerations” below, it is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as APSG, this result is not entirely clear. Assuming that the Domestication so qualifies, U.S. holders (as defined in “U.S. Federal Income Tax Considerations — U.S. Holders” below) of Acquiror Cayman Shares will be subject to Section 367(b) of the Code and, as a result:

●	A U.S. holder of Acquiror Cayman Shares whose Acquiror Cayman Shares have a fair market value of less than $50,000 at the time of the Domestication should not recognize any gain or loss and generally should not be required to include any part of APSG’s earnings in income;
●	A U.S. holder of Acquiror Cayman Shares whose Acquiror Cayman Shares have a fair market value of $50,000 or more on the date of the Domestication, but who at the time of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Acquiror Cayman Shares entitled to vote and less than 10% of the total value of all classes of Acquiror Cayman Shares will generally recognize gain (but not loss) as a result of the Domestication. As an alternative to recognizing gain, such U.S. holders may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Acquiror Cayman Shares provided certain other requirements are satisfied; and
●	A U.S. holder of Acquiror Cayman Shares who at the time of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Acquiror Cayman Shares or 10% of the total value of all classes of APSG shares entitled to vote will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Acquiror Cayman Shares. APSG does not expect that APSG’s cumulative earnings and profits will be material at the time of Domestication.

As discussed further under “U.S. Federal Income Tax Considerations” below, APSG believes that it is likely classified as a PFIC for U.S. federal income tax purposes. In the event that APSG is considered a PFIC then, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. holder to recognize gain as a result of the Domestication. Any such gain would be taxed as ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Importantly, however, U.S. holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations” with respect to their Acquiror Cayman Shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the Domestication, see “U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”

Each U.S. holder of Acquiror Cayman Shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of Acquiror Cayman Shares and warrants for common stock and warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. holders (as defined in “U.S. Federal Income Tax Considerations — Non-U.S. Holders” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such non-U.S. holder’s common stock (or warrants) subsequent to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q:HOW DOES THE SPONSOR INTEND TO VOTE ON THE SHAREHOLDER PROPOSALS?

A:

The Sponsor owns of record and is entitled to vote an aggregate of approximately 20% of the outstanding Acquiror Cayman Shares. The Sponsor has agreed to vote any Founder Shares and any Acquiror Cayman Class A Ordinary Shares held by it as of the Record Date in favor of the Business Combination Proposal.

Q:WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:

The holders of a majority of the voting power of the issued and outstanding Acquiror Cayman Shares entitled to vote at the Special Meeting must be present, in person or virtually or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Founder Shares, who currently own approximately 20% of the issued and outstanding shares of Acquiror Cayman Shares, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the Record Date for the Special Meeting, 51,050,626 Acquiror Cayman Shares would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?
A:

The Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares (computed on the basis of the number of votes to which each such holder is entitled as described below and under the Existing Organizational Documents) who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by the Public Shareholders. Pursuant to APSG’s Existing Organizational Documents, with respect to any vote or votes to continue the Company in a jurisdiction outside the Cayman Islands, holders of Acquiror Cayman Class B Ordinary Shares will have 10 votes for every Acquiror Cayman Class B Ordinary Share and holders of Acquiror Cayman Class A Ordinary Shares will have one vote for every Acquiror Cayman Class A Ordinary Share. Accordingly, the Acquiror Cayman Class B Ordinary Shares held by the Sponsor and APSG’s officers and directors represent approximately 71% of the aggregate voting power of the Acquiror Cayman Shares with respect to the Domestication Proposal.

The Amendment Proposal: The approval of the Amendment Proposal requires a special resolution under Cayman Law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Amendment Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal or the Domestication Proposal is not approved, the Amendment Proposal will have no effect, even if approved by the Public Shareholders.

The Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. APSG Shareholders must approve the Business Combination Proposal in order for the Business Combination (and consequently, the transactions contemplated by the Business Combination Agreement, including any future exchanges under the Exchange Agreement) to occur. If APSG Shareholders fail to approve the Business Combination Proposal, the Business Combination will not occur.

The Unbundling Precatory Proposals: The approval of any of the Unbundling Precatory Proposals is not required by Cayman Islands law or Delaware law, but, pursuant to SEC guidance, APSG is submitting these provisions to the APSG Shareholders separately for approval. Each Unbundling Precatory Proposal will be considered approved if passed by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on APSG or the APSG Board. Furthermore, the Business Combination is not conditioned on the approval of the Unbundling Precatory Proposals.

The Issuance Proposal: The approval of the Issuance Proposal for purposes of complying with the applicable listing rules of the NYSE requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Issuance Proposal is conditioned on the approval of the Amendment Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Amendment Proposal is not approved, the Issuance Proposal will have no effect, even if approved by the Public Shareholders.

The Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Equity Incentive Plan Proposal is conditioned on the approval of the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal and the Issuance Proposal. Therefore, if any of those proposals is not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by the Public Shareholders.

The ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The ESPP Proposal is conditioned on the approval of the Equity Incentive Plan Proposal and, therefore, also conditioned on the approval of the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal and the Issuance Proposal. Therefore, if any of those proposals is not approved, the ESPP Proposal will have no effect, even if approved by the Public Shareholders.

The Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Adjournment Proposal is not conditioned upon any other Shareholder Proposal.

Q:	DO ANY OF APSG’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF APSG SHAREHOLDERS?
A:

APSG’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of the APSG Shareholders generally. The APSG Board, including APSG’s independent directors, with their outside counsel, was aware of, reviewed and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of APSG. See “Proposal No. 3 — The Business Combination Proposal —Interests of APSG’s Directors and Officers in the Business Combination.”

For additional information regarding pre-existing relationships between certain of the parties to the Business Combination Agreement and certain of their affiliates, see “Risk Factors — Risks Relating to the Business Combination and APSG — The APSG Founders have potential conflicts of interest in recommending that the APSG Shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus.”

Q:	WHAT DO I NEED TO DO NOW?
A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:HOW DO I VOTE?

A:	If you are a shareholder of record of APSG as of the Record Date, you may submit your proxy before the Special Meeting in any of the following ways, if available:
●	use the toll-free number shown on your proxy card;
●	visit the website shown on your proxy card to vote via the Internet; or
●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a shareholder of record of APSG as of the Record Date, you may also cast your vote at the Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the Special Meeting will need to obtain a legal proxy form from their broker, bank or other nominee.

Q:WHEN AND WHERE IS THE SPECIAL MEETING?

A:

The Special Meeting will be held on                 , 2022, at 9:00 a.m. Eastern Time. For the purposes of APSG’s Existing Organizational Documents, the physical place of the meeting will be at the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands). In light of the COVID-19 pandemic and to support the well-being of APSG’s shareholders, directors and officers, APSG encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/apsg/2022. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing (800) 450-7155 (within the U.S. and Canada) and (857) 999-9155 (outside the U.S. and Canada), conference ID: 3040979#. All APSG Shareholders as of the Record Date, or their duly appointed proxies, may attend the Special Meeting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?
A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to APSG or by voting at the Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the Special Meeting, but are not a shareholder of record because you hold your shares in “street name”, please have evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you at the Special Meeting.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all of the Shareholder Proposals are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular Shareholder Proposal for which the broker does not have discretionary voting power.

If you are an APSG shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Domestication Proposal, the Amendment Proposal, the Unbundling Precatory Proposals, the Business Combination Proposal, the Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal. Such abstentions and broker non-votes will have no effect on the vote count for any of the Shareholder Proposals.

Q:WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the Special Meeting, an abstention occurs when a shareholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are an APSG shareholder that attends the Special Meeting and fails to vote on the Domestication Proposal, the Amendment Proposal, the Unbundling Precatory Proposals, the Business Combination Proposal, the Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such Shareholder Proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?
A:

If you sign and return your proxy card without indicating how to vote on any particular Shareholder Proposal, the APSG shares represented by your proxy will be voted as recommended by the APSG board of directors with respect to that Shareholder Proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?
A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:
●	filing a notice with the Secretary of APSG;
●	properly submitting a new, subsequently dated proxy card; or
●	by attending the Special Meeting and electing to vote your shares.

If you are a shareholder of record of APSG and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to APSG, 9 West 57th Street, 43rd Floor, New York, NY 10019 and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 5:00 p.m. New York City time on                 , 2022, or by voting at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Acquiror Cayman Shares, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?
A:

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by shareholders and consummated, you will continue to be a shareholder of PubCo. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a shareholder of APSG while APSG searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?
A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS, VOTING OR THE BUSINESS COMBINATION?
A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, the proxy solicitation agent for APSG, as set forth below:

Morrow Sodali LLC

333 Ludlow Street

5th Floor, South Tower

Stamford, CT 06902

Shareholders may call toll free: (800) 662-5200

Banks and Brokers may call collect: (203) 658-9400

Email: APSG.info@investor.morrowsodali.com

If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, APSG’s Transfer Agent, at the address below prior to 5:00 p.m., Eastern Time, on                 , 2022. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Henry Farrell

E-mail: hfarrell@continentalstock.com

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which APSG and GBT refer before you decide how to vote with respect to the Shareholder Proposals. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Parties to the Business Combination (page 105)

Apollo Strategic Growth Capital

APSG is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. APSG has neither engaged in any operations nor generated any revenue to date. Based on current business activities, APSG is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

In October 2008, APSG was formed by Holdings and in August 2020, Holdings transferred its ownership in APSG to the Sponsor. As of March 1, 2022, the Sponsor owned 20,345,250 of the 20,420,250 Acquiror Cayman Class B Ordinary Shares outstanding.

On October 6, 2020, APSG consummated the IPO of 75,000,000 Acquiror Cayman Units and in connection therewith granted the underwriters an over-allotment option to purchase an additional 11,250,000 Over-Allotment Units. The Acquiror Cayman Units sold in the IPO were sold at an offering price of $10.00 per Acquiror Cayman Unit, generating total gross proceeds of $750 million. Each Acquiror Cayman Unit consists of one Acquiror Cayman Class A Ordinary Share, and one-third of an Acquiror Cayman Public Warrant. Each whole Acquiror Cayman Public Warrant entitles the holder thereof to purchase one Acquiror Cayman Class A Ordinary Share at a price of $11.50 per share, subject to certain adjustments.

Simultaneous with the consummation of the IPO, APSG consummated the private placement of an aggregate of 11,333,334 Acquiror Cayman Private Placement Warrants, each exercisable to purchase one Acquiror Cayman Class A Ordinary Share for $11.50 per share, to the Sponsor at a price of $1.50 per Acquiror Cayman Private Placement Warrant, generating total proceeds of $17 million. Of the gross proceeds received from the IPO and the Acquiror Cayman Private Placement Warrants, $750 million was placed in the Trust Account. Each whole Acquiror Cayman Private Placement Warrant entitles the holder thereof to purchase one Acquiror Cayman Class A Ordinary Share at a price of $11.50 per share, subject to certain adjustments.

On November 10, 2020, APSG consummated the sale of 6,681,000 Over-Allotment Units pursuant to the underwriters’ partial exercise of their over-allotment option. Such Over-Allotment Units were sold at $10.00 per unit, generating gross proceeds of $66,810,000. Substantially concurrently with the closing of the sale of 6,681,000 Over-Allotment Units, APSG consummated the private sale of an additional 890,800 Acquiror Cayman Private Placement Warrants at a purchase price of $1.50 per warrant to the Sponsor, generating gross proceeds of $1,336,200. Following the closing of the over-allotment option and sale of additional Acquiror Cayman Private Placement Warrants, a total of $816,810,000, including approximately $28,588,350 of underwriters’ deferred discount, was held in the Trust Account.

APSG’s executive offices are located at 9 West 57th Street, 43rd Floor, New York, NY 10019. APSG’s telephone number is (212) 515-3200. APSG’s corporate website address is https://apollostrategicgrowthcapital.com. APSG’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus. For additional information, see “Information about APSG.”

GBT JerseyCo Limited

GBT is the world’s leading platform serving travel for business purposes that is purchased and fulfilled through a company-sponsored and managed channel measured by 2019 total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). GBT provides a full suite of differentiated, technology-enabled solutions to business travelers and corporate clients, suppliers of travel content (such as airlines, hotels, ground transportation and aggregators) and third party travel agencies.

GBT is at the center of the global B2B travel ecosystem, managing the end-to-end logistics of corporate travel and providing an important link between businesses, their employees, travel suppliers and other industry participants. GBT services its clients in the following ways:

●	GBT’s travel management solutions (delivered through the portfolio of GBT’s brands, which include American Express Global Business Travel, Ovation, Lawyers Travel and Egencia) provide GBT’s clients with extensive access to flights, hotel rooms, car rentals and other travel services, including exclusive negotiated content, supported by a full suite of services that allows them to design and operate an efficient travel program and solve complex travel requirements.
●	GBT Partner Solutions extends GBT’s platform to third party travel management companies and independent advisors, offering them access to GBT’s differentiated content and technology. Through GBT Partner Solutions, GBT aggregates business travel demand serviced by its Network Partners at low incremental cost, which GBT believes enhances the economics of GBT’s platform, generates increased return on investment (“ROI”) and expands GBT’s geographic and segment footprint.
●	GBT’s proprietary capability to source, distribute and manage travel and travel-related content provides travel suppliers with efficient access to business travel clients serviced by GBT’s brands and Network Partners. GBT believes this access allows travel suppliers to benefit from premium demand (which GBT generally views as demand that is differentially valuable and profitable to suppliers) without incurring the costs associated with directly marketing to, and servicing, the complex needs of GBT’s corporate clients. GBT’s travel supplier relationships generate efficiencies and cost savings that can be passed on to its corporate clients.

As of February 2022, GBT served approximately 19,000 corporate clients and more than 250 Network Partners.

In June 2014, American Express established a joint venture comprising the GBT operations, the JV, with a predecessor of Juweel, which represents a group of institutional investors led by an affiliate of Certares. Following the formation of the JV in 2014, GBT has evolved from a leading TMC into a complete B2B travel platform, becoming one of the leading marketplaces in travel for corporate clients and travel suppliers according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). Before June 2014, GBT’s operations were owned by American Express and primarily consisted of providing business travel solutions for corporate clients.

GBT’s principal executive office is located at 666 3rd Avenue, 4th Floor, New York, New York 10017. GBT’s telephone number is (212) 679-1600. For additional information, see “Business of GBT.”

Proposals to be Put to Acquiror Cayman Shareholders at the Special Meeting (page 114)

Proposal No. 1 — The Domestication Proposal — to consider and vote upon a proposal to approve the Domestication;

Proposal No. 2 — The Amendment Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the Acquiror Delaware Certificate, which, if approved, would take effect substantially concurrently with the effectiveness of the Domestication;

Proposal Nos. 2A through 2K — The Unbundling Precatory Proposals — to approve, on a non-binding advisory basis, certain governance provisions in the Acquiror Delaware Certificate, which are being presented separately in accordance with the SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as eleven sub-proposals;

Proposal No. 2A — to increase the authorized share capital from 361,000,000 shares consisting of 300,000,000 Acquiror Class A Ordinary Shares, 60,000,000 Acquiror Class B Ordinary Shares, and 1,000,000 undesignated preferred shares, par value $0.00005 per share, to authorized capital stock of shares, consisting of (i) 3,000,000,000 shares of Domesticated Acquiror Class A Common Stock, (ii) 3,000,000,000 shares of Domesticated Acquiror Class B Common Stock, (iii) 20,420,250 shares of Domesticated Acquiror Class X Common Stock and (iv) 6,000,000,000 shares of Preferred Stock;

Proposal No. 2B — to provide that the Acquiror Delaware Certificate may be amended, altered or repealed by the affirmative vote of the holders of at least 66⅔% of all the then outstanding shares of stock entitled to vote, voting together as a single class in addition to any other vote required by the Acquiror Delaware Certificate or otherwise required by law;

Proposal No. 2C — to provide that (i) each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) will be entitled to vote on the election or removal of directors, voting together as a single class, (ii) any vacancy on the board of directors shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at a special meeting of the stockholders called by or at the direction of the board of directors for such purpose and (iii) any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;

Proposal No. 2D —to elect not to be governed by Section 203 of the DGCL;

Proposal No. 2E — to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims;

Proposal No. 2F — to provide that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) be entitled to one vote per share on all matters which stockholders generally are entitled to vote;

Proposal No. 2G — to provide that subject to applicable law and the rights of any holders of outstanding Preferred Stock, (i) each holder of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) shall be entitled to receive, ratably with the other participating shares, such dividends and other distributions as may from time to time be declared by the PubCo Board, (ii) holders of Domesticated Acquiror Class B Common Stock shall not be entitled to receive dividends or other distributions, except that, in the case of a liquidation, dissolution or winding up of PubCo, holders of Domesticated Acquiror Class B Common Stock shall have the right to receive their ratable share of PubCo’s remaining assets, up to the par value of such shares of Domesticated Acquiror Class B Common Stock and (iii) dividends may be declared on any one class of common stock payable in additional shares of such class if and only if, substantially concurrently therewith, like dividends are declared on each other class of common stock payable in additional shares of such other class at the same rate per share;

Proposal No. 2H — to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies, including the provisions requiring that APSG have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination;

Proposal No. 2I — to restrict holders of Domesticated Acquiror Class B Common Stock from transferring their shares of Domesticated Acquiror Class B Common Stock unless such holder also transfers an equal number of Opco B Ordinary Shares in accordance with the GBT Amended & Restated M&A;

Proposal No. 2J — to allow PubCo, subject to the terms of the Business Combination Agreement, the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, to take all such actions as are contemplated by the Business Combination Agreement to cause the issuance of its equity securities as called for by the Egencia Equity Contribution Agreement and in accordance with the Acquiror Delaware Certificate, including any issuances, redemptions and cancellations and/or adjustments for no consideration;

Proposal No. 2K — to require PubCo to issue, reserve for issuance, cancel and/or redeem certain of its equity securities in accordance with the terms of the Exchange Agreement;

Proposal No. 3 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law and adopt, assuming the Domestication Proposal and Amendment Proposal are approved, the Business Combination Agreement and the transactions contemplated thereby, including any future exchanges under the Exchange Agreement;

Proposal No. 4 — The Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal and the Business Combination Proposal are

approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of Domesticated Acquiror Class A Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements;

Proposal No. 5 —The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal and the Issuance Proposal are approved and adopted, the 2022 Plan;

Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal, the Issuance Proposal and the Equity Incentive Plan Proposal are approved and adopted, the ESPP; and

Proposal No. 7 — The Adjournment Proposal — if put to the meeting, to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the proxies held at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by the APSG Shareholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Notwithstanding the order in which the proposals are set out herein, the APSG Board may put the above proposals in such order as it may determine at the meeting.

Combined Business Summary

In connection with the Closing:

●	APSG will change its name to “Global Business Travel Group, Inc.”;
●	GBT will become a direct subsidiary of PubCo and PubCo will conduct its business through GBT in an Up-C structure;
●	As of immediately after the Closing, PubCo will own (i) all OpCo A Ordinary Shares and (ii) the only issued and outstanding OpCo Z Ordinary Share;
●	The Continuing JerseyCo Owners, who will continue to hold the OpCo B Ordinary Shares, will receive voting shares in PubCo with only nominal economic entitlements and maintain their existing economic rights in GBT;
●	The holders of Domesticated Acquiror Class A Common Stock will have economic and voting rights in PubCo; and
●	The holders of GBT Ordinary Shares, GBT MIP Shares granted pursuant to the GBT MIP and GBT Legacy MIP Options granted under the GBT MIP will have certain rights upon achievement of the earnout as set forth in the Business Combination Agreement.

Simplified Pre-Business Combination Structure of GBT

The following simplified diagram illustrates the relative ownership of voting power and economic interests in GBT immediately prior to giving effect to the transactions contemplated by the Business Combination Agreement:

Juweel[(1)]
Amex HoldCo.[(2)]
Expedia[(3)]
50% voting power
40.53% economic interests
50% voting power
40.53% economic interests
0% voting power
18.94% economic interests
GBT[(4)]

(1)	Juweel owns 18,000,000 GBT Ordinary Shares, 750,000 GBT Preferred Shares and 800,000 GBT Profit Shares.
(2)	Amex HoldCo. owns 18,000,000 GBT Ordinary Shares and 750,000 GBT Preferred Shares.
(3)	Expedia owns 8,413,972 GBT Non-Voting Ordinary Shares. Prior to the Closing, and as contemplated by the Egencia Acquisition, Expedia will become a direct equityholder in GBT.
(4)	The above diagram does not reflect ownership of GBT Preferred Shares, GBT Profit Shares, GBT MIP Options and GBT MIP Shares.

Simplified Post-Business Combination PubCo Structure

The simplified diagram below depicts our organizational structure immediately following the Business Combination. The percentages shown reflect the voting power in PubCo and economic interests in PubCo and GBT on a combined basis, in each case assuming no redemptions (or assuming maximum redemptions). See the footnotes to the Pro Forma Combined Share Ownership in Global Business Travel Group, Inc. table below for the additional assumptions used in calculating such percentages.

Juweel(2)
Amex HoldCo(2)
Expedia(2)
Sponsor and Insiders(5)
Public Shareholders(3)
PIPE Investors(4)
30.7% (36.2%)
29.8% (35.2%)
13.9% (16.5%)
3.8% (4.5%)
15.4% (0.1%)
6.3% (7.5%)
Domesticated Acquiror Class B Common Stock
Domesticated Acquiror Class A Common Stock
PubCo
OpCo B Ordinary Shares
OpCo C Ordinary Shares
OpCo A Ordinary Shares and OpCo Z Ordinary Share
GBT
GBT Subsidiaries

It is anticipated that, immediately upon completion of the Business Combination, the combined voting power of PubCo and combined economic interests in PubCo and GBT will be as shown below. See “Security Ownership of Certain Beneficial Owners and Management” for additional information.

Pro Forma Combined Share Ownership in Global Business Travel Group, Inc.
	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Shares	Percentage	Shares	Percentage
Continuing JerseyCo Owners(2):
Juweel	162,746,106	30.7%	162,746,106	36.2%
Amex HoldCo.	158,135,872	29.8%	158,135,872	35.2%
Expedia	73,919,489	13.9%	73,919,489	16.5%
Total	394,801,467	74.4%	394,801,467	87.9%
Public Shareholders(3)	81,681,000	15.4%	500,000	0.1%
PIPE Investors(4)	33,500,000	6.3%	33,500,000	7.5%
Sponsor and Insiders(5)	20,420,250	3.8%	20,420,250	4.5%
Total Shares of Domesticated Acquiror Common Stock(6)	530,402,717	100.0%	449,221,717	100.0%
(1)	Assumes that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination. In the event that Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination but the number of Acquiror Cayman Class A Ordinary Shares redeemed is less than 81,181,000, the ownership percentages set forth above will vary on approximately a proportional basis between the two scenarios.
(2)	Assumes that the GBT Preferred Shares will be redeemed and canceled, and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement). Upon Closing,

Continuing JerseyCo Owners will, in the aggregate, own 394,801,467 shares of Domesticated Acquiror Class B Common Stock and an equal amount of OpCo B Ordinary Shares. In addition, this assumes that holders of GBT Capital Stock and GBT Legacy MIP Options will, in the aggregate, receive an aggregate of 15 million OpCo C Ordinary Shares. For additional information, see “Proposal No. 3 —The Business Combination Proposal — The Business Combination Agreement — Earnout.”
(3)	Excludes 27,227,000 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 27,227,000 Domesticated Acquiror Warrants held by Public Shareholders.
(4)	Includes 2,000,000 PIPE Securities acquired by the Sponsor.
(5)	Excludes (i) 2,000,000 PIPE Securities acquired by the Sponsor and shown in note (4) above and (ii) 12,224,134 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 12,224,134 Domesticated Acquiror Warrants held by the Sponsor. Of the 20,420,250 shares of Domesticated Acquiror Class A Common Stock reflected in the line item above, 6,713,932 will be subject to vesting restrictions pursuant to the Sponsor Side Letter.
(6)	In addition to the foregoing reflected in notes (1) through (5) above, excludes 36,663,742 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of 36,663,742 Acquiror Options to purchase Domesticated Acquiror Class A Common Stock that will be outstanding immediately following the Closing. Assuming the Closing occurs on , 2022, we expect approximately Acquiror Options to be exercisable immediately after Closing (subject to any restrictions or limitations on exercise described in this proxy statement/registration statement) for shares of Domesticated Acquiror Class A Common Stock.

Immediately after the Domestication, PubCo’s common stock will consist of three classes: (i) Domesticated Acquiror Class A Common Stock, (ii) Domesticated Acquiror Class B Common Stock, and (iii) Domesticated Acquiror Class X Common Stock. Immediately after the Business Combination, the Domesticated Acquiror Class X Common Stock will automatically convert into Domesticated Acquiror Class A Common Stock and, following such conversion, the reissuance of shares of Domesticated Acquiror Class X Common Stock will be prohibited, and such shares will be retired and cancelled. Holders of Domesticated Acquiror Class A Common Stock are entitled to economic rights by way of dividends and distributions, subject to the discretion of PubCo Board. Holders of Domesticated Acquiror Class B Common Stock will have nominal economic rights at PubCo (limited to the right to receive par value in the event of a liquidation, dissolution or winding up of PubCo). Each holder of Domesticated Acquiror Common Stock will be entitled to one vote per share on matters on which stockholders generally are entitled to vote.

The Continuing JerseyCo Owners (or certain permitted transferees thereof) have the right, on the terms and subject to the conditions of the Exchange Agreement, to exchange their OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) for shares of Domesticated Acquiror Class A Common Stock on a one-for-one basis, subject to customary adjustments for stock splits, dividends, reclassifications and other similar transactions or, in certain limited circumstances, at the option of the Exchange Committee, for cash (based on the VWAP of the shares of Domesticated Acquiror Class A Common Stock for the five trading day period ending on the trading day immediately preceding the applicable exchange date).

The PIPE Investment (page 154)

In connection the Business Combination Agreement, APSG entered into PIPE Subscription Agreements with the PIPE Investors, including the Sponsor, substantially in the form attached to this proxy statement/prospectus as Annex N, pursuant to which, among other things, the PIPE Investors agreed to purchase an aggregate of 33.5 million shares of PIPE Securities immediately prior to or substantially concurrently with the Closing at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $335 million. Of the 33.5 million shares of PIPE Securities to be issued pursuant to the PIPE Subscription Agreements, the Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of APSG and the PIPE Investors and are subject to customary closing conditions and termination rights (including a termination right if the transactions contemplated by the PIPE Subscription Agreements have not been consummated within 10 months after the date thereof, other than as a result of breach by the terminating party). The PIPE Investments are expected to close immediately prior to the Closing. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — PIPE Subscription Agreements.”

Consideration to be Received in the Business Combination (page 134)

The aggregate value of the consideration (prior to giving effect to the potential value of the OpCo C Ordinary Shares) to be paid to the holders of GBT Capital Stock and GBT MIP Options in the Business Combination will equal a number of equity interests in PubCo based on a $10.00 price per share with an aggregate value of (i) $4,027,000,000 plus (ii) the lesser of (x) $164,000,000 and (y) the aggregate amount of cash that would be payable by GBT if GBT elected to redeem and cancel all of the GBT Preferred Shares for cash minus (iii) the aggregate amount of cash actually elected to be paid by GBT upon the redemption and cancellation of GBT Preferred Shares (the "Pre-Money Equity Value"). For the avoidance of doubt, if the amount in clause (iii) is greater than the amount in clause (ii), then the aggregate value of the consideration will be an amount less than the amount in clause (i).

After the consummation of the Business Combination, PubCo and GBT will be organized in an Up-C structure, with GBT as the operating company and subsidiary of PubCo. PubCo will own all of the issued and outstanding voting equity in GBT in the form of OpCo A Ordinary Shares. While PubCo does not intend to do so, PubCo will have the right to sell, transfer or otherwise dispose of some or all of the OpCo A Ordinary Shares, subject to applicable law, including the fiduciary duties of PubCo directors under Delaware law and Section 271 of the DGCL, which requires the approval of holders of a majority of the outstanding stock of PubCo entitled to vote thereon in order for PubCo to sell, lease or exchange all or substantially all of its property and assets. PubCo will also be the sole owner of the OpCo Z Ordinary Share.

In accordance with the terms and subject to the conditions of the Business Combination Agreement:

●	APSG will pay the Acquiror Share Redemption Amount to holders of Acquiror Cayman Class A Ordinary Shares who validly exercise the Acquiror Share Redemption. The redemption amount, per share, calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to APSG to pay its tax obligations, divided by the number of then issued and outstanding public shares (as determined in accordance with APSG’s Existing Organizational Documents substantially in the form attached to this proxy statement/prospectus as Annex Q).
●	GBT will, pursuant to the Domesticated Acquiror Class B Common Stock Subscription Agreement, substantially in the form attached to this proxy statement/prospectus Annex K, pay the Company an amount equal to the product of (i) $0.0001 per share and (ii) the aggregate number of shares of Domesticated Acquiror Class B Common Stock to be subscribed for by GBT at the Closing.
●	GBT will, pursuant to the Acquiror Subscribed Ordinary Shares Subscription Agreement, substantially in the form attached to this proxy statement/prospectus Annex L, issue and sell to the Company, and the Company will subscribe for and purchase from GBT, a number of OpCo A Ordinary Shares and the OpCo Z Ordinary Share in exchange for the Acquiror Subscribed Ordinary Shares Purchase Price.
●	The holders of GBT Capital Stock and GBT Legacy MIP Options will also have rights to potential additional equity by way of earnout shares upon certain triggering events. Up to an aggregate of 15 million OpCo C Ordinary Shares may be earned upon achievement of certain triggering events and will be issued by GBT to holders of GBT Capital Stock and GBT Legacy MIP Options in accordance with the Business Combination Agreement. Upon the achievement of such triggering events, PubCo will also be required to issue equity to such holders as described below.

Earnout (page 136)

In connection with the Closing, 15 million “earnout” shares will be issued to the holders of GBT Capital Stock and GBT Legacy MIP Options. Each earnout share will be in the form of an OpCo C Ordinary Share. The earnout shares are subject to earnout achievement milestones based on the dollar VWAP of the Domesticated Acquiror Class A Common Stock after the consummation of the Business Combination. For additional information, see “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Earnout.”

APSG Special Meeting (page 107)

Date Time and Place of the Special Meeting

The Special Meeting will be held at 9:00 a.m., Eastern Time, on                 , 2022. For the purposes of APSG’s Existing Organizational Documents, the physical place of the meeting will be at the offices of Walkers (190 Elgin Avenue, George Town,

Grand Cayman KY1-9001, Cayman Islands). In light of the COVID-19 pandemic and to support the well-being of APSG’s shareholders, directors and officers, APSG encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/ apsg/2022. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing (800) 450-7155 (within the U.S. and Canada) and (857) 999-9155 (outside the U.S. and Canada), conference ID: 3040979#. At the Special Meeting, the APSG Shareholders will be asked to approve the Domestication Proposal, the Amendment Proposal, the Unbundling Precatory Proposals, the Business Combination Proposal, the Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary).

Voting Power; Record Date; Quorum

The APSG board of directors has fixed the close of business on March 1, 2022 as the Record Date for determining the holders of Acquiror Cayman Shares entitled to receive notice of and to vote at the Special Meeting. As of the Record Date, there were 81,681,000 Acquiror Cayman Class A Ordinary Shares and 20,420,250 Acquiror Cayman Class B Ordinary Shares outstanding and entitled to vote at the Special Meeting. Each APSG ordinary share entitles the holder to one vote at the Special Meeting on each proposal to be considered at the Special Meeting, except for the Domestication Proposal. With respect to the Domestication Proposal only, APSG’s Existing Organizational Documents provide that holders of Acquiror Cayman Class B Ordinary Shares will have 10 votes for every Acquiror Cayman Class B Ordinary Share and holders of Acquiror Cayman Class A Ordinary Shares will have one vote for every Acquiror Cayman Class A Ordinary Share. As of the Record Date, the Sponsor and APSG’s directors and officers and their affiliates owned and were entitled to vote 20,420,250 Acquiror Cayman Class B Ordinary Shares, representing approximately 20% of the Acquiror Cayman Shares outstanding on that date (but representing approximately 71% of the aggregate voting power of the Acquiror Cayman Shares with respect to the Domestication Proposal). APSG currently expects that the Sponsor and its directors and officers will vote their shares in favor of the Shareholder Proposals and, pursuant to the Sponsor Support Agreement, the Sponsor and the other Insiders have agreed to do so. As of the Record Date, GBT did not beneficially hold any Acquiror Cayman Shares.

A majority of the voting power of the issued and outstanding Acquiror Cayman Shares entitled to vote at the Special Meeting must be present, in person or virtually or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting.

Vote of Acquiror Cayman Shareholders

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The approval of the Amendment Proposal requires a special resolution under Cayman Law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares (computed on the basis of the number of votes to which each such holder is entitled) who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The approval of each of the Unbundling Precatory Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Issuance Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal (if necessary) each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.

The Business Combination is conditioned upon the approval of all of the Condition Precedent Proposals. The Business Combination is not conditioned on the Unbundling Precatory Proposals and the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Shareholder Proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.

Recommendation of the APSG Board (page 109)

The APSG Board has unanimously determined that the Business Combination Proposal is in the best interests of APSG and the APSG Shareholders, has unanimously approved the Business Combination Proposal, and unanimously recommends that shareholders vote “FOR” the Domestication Proposal, “FOR” the Amendment Proposal, “FOR” the Unbundling Precatory Proposals, “FOR” the Business Combination Proposal, “FOR” the Issuance Proposal, “FOR” the ESPP Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

The APSG Board’s Reasons for Approval of the Business Combination (page 174)

On December 2, 2021, the APSG Board unanimously (i) approved the signing of the Business Combination Agreement and the transactions contemplated thereby and (ii) directed that the Business Combination Agreement, the transactions contemplated thereby and the other Shareholder Proposals be submitted to the APSG Shareholders for approval and adoption, and recommended that the APSG Shareholders approve and adopt the Business Combination Agreement, the transactions contemplated thereby and such other Shareholder Proposals. In the prospectus for the IPO, APSG identified certain criteria that APSG believed would be important in evaluating prospective target businesses, including, among other things, businesses that are leading companies that have exhibited positive top-line growth and/or are experiencing secular tailwinds, have defensible and established business models, with sustainable competitive advantages and multiple avenues for growth, and will offer attractive risk-adjusted returns for the APSG Shareholders. The APSG Board believes that GBT satisfies these criteria. The APSG Board also gave consideration to certain risks related to the Business Combination, including, without limitation, those which are described in this proxy statement/prospectus under the caption “Risk Factors.” In light of the complexity of the factors considered in connection with its evaluation of the Business Combination, the APSG Board considered these factors as a whole, and did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. In addition, individual members of the APSG Board may have given different weight to different factors. For more information, see “Proposal No. 3 — The Business Combination Proposal — The APSG Board’s Reasons for Approval of the Business Combination”.

Related Agreements (page 153)

This subsection describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms of each agreement. Each of the following summaries are qualified its entirety by reference to the complete text of the applicable document. You are urged to read carefully each of the below agreements in their entirety.

For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements.”

PIPE Subscription Agreements

In connection with the Business Combination Agreement, APSG entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to, among other things, purchase, in the aggregate, 33.5 million shares of PIPE Securities at $10.00 per share for an aggregate commitment amount of $335 million. Of the 33.5 million shares of PIPE Securities to be issued pursuant to the PIPE Subscription Agreements, the Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — PIPE Subscription Agreement.”

Other Subscription and Distribution Agreements

In connection with the Business Combination, APSG and GBT will enter into the Domesticated Acquiror Class B Common Stock Subscription Agreement and the Acquiror Subscribed Ordinary Shares Subscription Agreement.

Pursuant to the Domesticated Acquiror Class B Common Stock Subscription Agreement, the Company will issue and sell to GBT, and GBT will subscribe for and purchase from the Company, a number of shares of Domesticated Acquiror Class B Common Stock in exchange for the Domesticated Acquiror Class B Common Stock Purchase Price. GBT will then transfer the Domesticated Acquiror Class B Common Stock to former holders of GBT Ordinary Shares. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Other Subscription Agreements.”

Pursuant to the Acquiror Subscribed Ordinary Shares Subscription Agreement, GBT will issue and sell to the Company, and the Company will subscribe for and purchase from GBT, a number of shares of OpCo A Ordinary Shares and the Opco Z Ordinary Share in exchange for a purchase price described in “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Other Subscription Agreements.”

In addition, GBT and the Continuing JerseyCo Owners will enter into the Acquiror Class B Common Stock Distribution Agreement. Pursuant to the Acquiror Class B Common Stock Distribution Agreement, following the GBT Subscription, GBT will distribute to the Continuing JerseyCo Owners, and each Continuing JerseyCo Owner will accept from GBT, the shares of Domesticated Acquiror Class B Common Stock that GBT acquired in connection with the Domesticated Acquiror Class B Common

Stock Subscription Agreement, in partial consideration for the redemption and cancellation of the GBT Ordinary Shares held by the Continuing JerseyCo Owners. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Other Subscription Agreements.”

Sponsor Support Agreement

In connection with the Business Combination Agreement, the Sponsor, the Insiders and GBT entered into the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex O. Pursuant to the Sponsor Support Agreement, the Sponsor and the Insiders agreed to, among other things, vote or cause to be voted, all of the Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Class B Ordinary Shares beneficially owned by the Sponsor or the Insiders, at the Special Meeting: (1) in favor of all the Shareholder Proposals, (2) against any competing transaction, (3) against any change in the business, management or board of directors of APSG that would reasonably be expected to adversely affect the ability of APSG to consummate the Business Combination or is otherwise inconsistent with any obligation of APSG under the Business Combination Agreement, and (4) against any other proposal, agreement or action that would reasonably be expected to (A) impede, frustrate, prevent or nullify, or materially delay or materially impair the ability of APSG to perform its obligations under, any provision of the Business Combination Agreement or the transaction documents, (B) result in any of the conditions to Closing not being satisfied or (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of APSG under the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in the Sponsor Support Agreement. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement.”

Sponsor Side Letter

In connection with the Business Combination Agreement, the Sponsor, the Insiders, APSG and GBT entered into the Sponsor Side Letter, a copy of which is attached to this proxy statement/prospectus as Annex P, which will, among other things, contain certain restrictions on the transfer by the Sponsor and the Insiders with respect to the Domesticated Acquiror Class A Common Stock issued to each of them at the Closing. The Sponsor and the Insiders will not be permitted to transfer their Domesticated Acquiror Class A Common Stock, subject to certain permitted exceptions, until the earlier to occur of (a) one year following the Closing and (b) the date which the VWAP of Domesticated Acquiror Class A Common Stock exceeds $12.00 per share for any 20 trading days within a period of 30 consecutive trading days.

Pursuant to the Sponsor Side Letter, 13,631,318 of the shares of Domesticated Acquiror Class A Common Stock issued to Sponsor at the Closing will immediately vest without restrictions and 6,713,932 of the Sponsor Shares will be deemed unvested subject to certain triggering events to occur within the Sponsor Side Letter Vesting Period. If, within the Sponsor Side Letter Vesting Period, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days, 3,356,966 of the unvested Sponsor Shares will vest. If, within the Sponsor Side Letter Vesting Period, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days the remaining 3,356,966 of the unvested Sponsor Shares will vest. To the extent that either of the aforementioned triggering events do not occur within the Sponsor Side Letter Vesting Period, such Sponsor Shares will be forfeited to and terminated by PubCo. For the avoidance of doubt, any Domesticated Acquiror Class A Common Stock purchased by the Sponsor in connection with the PIPE Investment will not be subject to the vesting or transfer restrictions described above. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Sponsor Side Letter.”

GBT Holders Support Agreement

In connection with the Business Combination Agreement, on December 2, 2021, the Continuing JerseyCo Owners and GBT entered into the Company Holders Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex S, pursuant to which each of the Continuing JerseyCo Owners agreed to, among other things, during the pre-Closing period, execute, deliver or otherwise grant any action by written consent, special resolution or other approval, or vote or cause to be voted at any meeting of shareholders of GBT: (i) in favor of any such consent, resolution or other approval, as may be required under the organizational documents of GBT or applicable law or otherwise sought with respect to the Business Combination Agreement or the Business Combination and (ii) against any competing transaction and any other proposal, agreement or action that would reasonably be expected to (a) prevent or nullify, or materially delay or materially impair the ability of GBT to perform its obligations under, any provision of the Business Combination Agreement or the transaction documents, (b) result in any of the conditions to Closing not being satisfied or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Continuing JerseyCo Owners contained in the Company Holders Support Agreement. Each of the Continuing JerseyCo Owners also agreed not to sell any of its GBT Capital Stock (other than to certain permitted transferees) during the pre-Closing period. Additionally, each Continuing JerseyCo Owner has agreed not to transfer, until the UW Lock-Up Release Date, any equity securities of PubCo or GBT (subject to certain permitted exceptions); provided, that if the final determination of the Egencia Post-Closing Equity Adjustment has not occurred prior to the expiration of the UW Lock-Up Release Date, then each Continuing JerseyCo Owner agrees to retain and not transfer at least 5% of each class of securities of each of PubCo and GBT (subject to certain permitted exceptions) that it receives in connection with the Closing until the completion of the implementation of the adjustments set forth in the Business Combination Agreement in connection with the Egencia Post-Closing Equity Adjustment. Amex HoldCo. has agreed to use, and to cause its affiliates to use, reasonable best efforts to enter into definitive agreements with GBT in respect of certain commercial arrangements. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — GBT Holders Support Agreement.”

Registration Rights Agreement

In connection with the Business Combination Agreement, PubCo, the Sponsor, the Insiders and the Continuing JerseyCo Owners will enter into the Registration Rights Agreement, substantially in the form attached to this proxy statement/prospectus as Annex J, pursuant to which, among other things, PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Domesticated Acquiror Class A Common Stock and other equity securities of PubCo that are held by these parties from time to time. The Sponsor and the Insiders may collectively demand not more than one underwritten shelf takedown per fiscal quarter and each of the Continuing JerseyCo Owners may demand not more than one underwritten shelf takedown per fiscal quarter, and (ii) the stockholders party thereto are entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Registration Rights Agreement.”

Exchange Agreement

At the Closing, PubCo, GBT and the Continuing JerseyCo Owners will enter into the Exchange Agreement, giving the Continuing JerseyCo Owners (or certain of their permitted transferees) the right, on the terms and subject to the conditions of the Exchange Agreement, to exchange their OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) for shares of Domesticated Acquiror Class A Common Stock on a one-for-one basis, subject to customary adjustments for stock splits, dividends, reclassifications and other similar transactions or, in certain limited circumstances, at the option of the Exchange Committee, for cash (based on the VWAP of the shares of Domesticated Acquiror Class A Common Stock for the five trading day period ending on the trading day immediately preceding the applicable exchange date). In addition, to preserve the contemplated Up-C structure, the Exchange Agreement provides that PubCo and GBT will take (or, in some cases, forbear from taking) various actions, as necessary to maintain a one-to-one ratio between the number of issued and outstanding (x) Domesticated Acquiror Class A Common Stock (and equivalents) and the OpCo A Ordinary Shares and (y) Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares. For example, the Exchange Agreement provides that, if PubCo issues or sells additional shares of Domesticated Acquiror Class A Common Stock, PubCo will contribute the net proceeds of such issuance and sale to GBT, and GBT will issue to PubCo an equal number of OpCo A Ordinary Shares. Similarly, the Exchange Agreement provides that neither PubCo nor GBT may effect any subdivision or combination of any of its equity securities unless the other effects an identical subdivision or combination of the corresponding class of its equity securities. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Exchange Agreement.”

GBT Amended and Restated M&A and New Shareholders Agreement

In connection with the Business Combination, GBT will adopt the Fourth Amended & Restated Memorandum of Association of GBT and the Third Amended & Restated Articles of Association of GBT substantially in the forms attached as Annex G and Annex H, respectively. The GBT Amended and Restated M&A will, among other things, modify GBT’s capital structure by reorganizing the different classes of shares currently held by the shareholders of GBT into new OpCo B Ordinary Shares and authorizing new OpCo A Ordinary Shares (which will be issued to PubCo), OpCo C Ordinary Shares (which will be issued to the Continuing JerseyCo Owners and certain other persons as described below) and the OpCo Z Ordinary Share (which will be issued to PubCo). OpCo A Ordinary Shares will be substantially the same as OpCo B Ordinary Shares, except that only OpCo A Ordinary Shares, all of which will be held by PubCo, have the right to vote on matters on which members of GBT generally are entitled to vote, including in the election of the GBT Board. By contrast, OpCo B Ordinary Shares and OpCo C Ordinary Shares will have the right to vote only on specific matters as to which they are entitled to vote as a separate class under Jersey law. Pursuant to the New Shareholders Agreement, however, the Continuing JerseyCo Owners will appoint PubCo as their attorney-in-fact to, among other things, execute (x) written resolutions in their capacities as holders of OpCo B Ordinary Shares and OpCo C Ordinary Shares, as applicable, and (y) instruments appointing

PubCo as their proxy to vote such shares, in each case on all such matters as to which a vote or written resolution of the holders of such shares is required by law, other than matters that relate specifically and solely to the rights, priorities and privileges of the OpCo B Ordinary Shares or the OpCo C Ordinary Shares, as applicable, or matters that have a disproportionate adverse effect on the OpCo B Ordinary Shares or the OpCo C Ordinary Shares, as applicable, as compared to any other class or series. The GBT Amended and Restated M&A will contain corollary provisions giving effect to these arrangements. The OpCo Z Ordinary Share will not have the right to vote and is non-redeemable by GBT under the GBT Amended and Restated M&A. Upon certain triggering events based on the VWAP of Domesticated Acquiror Class A Common Stock, OpCo C Ordinary Shares issued to equityholders of GBT on account of their pre-Closing ownership of GBT Legacy MIP Options or GBT MIP Shares will be redeemed and cancelled automatically for no consideration (concurrently with the issuance to such persons of shares of Domesticated Acquiror Class A Common Stock) and OpCo C Ordinary Shares issued to other Continuing JerseyCo Owners will convert automatically into OpCo B Ordinary Shares. Through PubCo’s control of all the OpCo A Ordinary Shares of GBT, PubCo will have the power to elect the GBT Board, who will in turn have the power and authority to manage the business and affairs of GBT. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — GBT Amended and Restated M&A” and “Proposal No. 3 — The Business Combination Proposal — Related Agreements —New Shareholders Agreement.”

In addition, PubCo will enter into the New Shareholders Agreement with GBT and the Continuing JerseyCo Owners. The New Shareholders Agreement will set forth certain agreements with respect to, among other matters, transfers of equity securities of PubCo and GBT, the governance of PubCo and GBT, tax distributions that GBT will make to PubCo and the Continuing JerseyCo Owners and certain information rights of the Continuing JerseyCo Owners, all as further described in “Proposal No. 3 — The Business Combination Proposal — Related Agreements — New Shareholders Agreement.”

Pursuant to the New Shareholders Agreement, GBT is expected to make pro rata cash distributions, which we refer to as “tax distributions,” to the holders of GBT Capital Stock, including PubCo, in amounts intended to be sufficient to enable PubCo to satisfy its liabilities for taxes, as reasonably determined by the PubCo Board. In addition to tax expenses, PubCo will incur other expenses incidental to its functions as a public company, which could be significant. We expect GBT to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow PubCo to pay its expenses. However, GBT’s ability to make such distributions may be subject to various limitations and restrictions. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — New Shareholders Agreement.”

Satisfaction of the 80% Test (page 179)

It is a requirement under APSG’s Existing Organizational Documents that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of the NYSE require that APSG’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). After consideration of the factors identified and discussed in the section of the proxy statement/prospectus captioned “The APSG Board’s Reasons for Approval of the Business Combination,” including the financial analysis of GBT conducted by APSG and its advisors generally used to approve the transaction, the APSG Board determined that GBT had a fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting commissions held in the Trust Account and taxes payable on the income earned on the Trust Account) at the time of execution of the Business Combination Agreement.

Certain Regulatory Approvals (page 153)

The parties will use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any governmental authority) with respect to the Business Combination. In addition, the parties agreed to comply promptly but in no event later than 10 business days after the date of the Business Combination Agreement with the notification and reporting of the HSR Act. Such notice was filed on December 16, 2021. Each party will promptly furnish the other party copies of any notices or written communications received by such party or any of its affiliates from any third party or governmental entity with respect to the transactions contemplated by the Business Combination Agreement.

APSG agreed to promptly, but in no event later than 10 business days after the date of the Business Combination Agreement, submit an informal briefing paper to the UK Investment Security Unit with respect to the Business Combination. Such notice was filed on December 17, 2021. APSG further agreed to promptly but in no event later than five business days after commencement of the mandatory notification regime under the NSIA (which commenced January 4, 2022) notify the U.K. Secretary of State pursuant to the

NSIA. Such notification was made on January 11, 2022 and accepted on January 13, 2022.The U.K. Secretary of State confirmed on February 23, 2022 that he does not intend to take further action in relation to the transaction.

For additional information, see “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement Certain Regulatory Approvals.”

Conditions to Closing (page 139)

The Closing is subject to certain conditions, including, among other things, (A) the following, any one or more of which may be waived in writing by both of APSG and GBT: (i) the approval of the Business Combination and other matters by the APSG Shareholders; (ii) the expiration or termination of any applicable waiting period under the HSR Act (which waiting period expired on January 18, 2022), and receipt of certain additional regulatory approvals and, if required, approval of the U.K. Secretary of State under NSIA; (iii) the absence of any law or order that would prohibit or make illegal the transactions contemplated by the Business Combination Agreement; (iv) the approval of the listing of Domesticated Acquiror Class A Common Stock on the NYSE (subject to official notice of issuance); (v) the effectiveness of the Domestication; (vi) APSG's net tangible assets not being less than $5,000,001; and (vii) the effectiveness of this proxy statement/prospectus, (B) the following, any one or more of which may be waived in writing by GBT (subject, in the case of the following subclause (i), to the parenthetical therein): (i) the Minimum Available Acquiror Cash Condition (which cannot be waived without the prior written consent of APSG (such consent to not be unreasonably withheld, conditioned or delayed)); (ii) covenant and representation and warranty bring down conditions and receipt of a certificate from APSG certifying the satisfaction of such conditions; and (iii)the absence of a material adverse effect on APSG; and (C) the following, any one or more of which may be waived in writing by APSG: (i) covenant and representation and warranty bring down conditions and receipt of a certificate from GBT certifying the satisfaction of such conditions; and (ii) the absence of a material adverse effect on GBT. For additional information, see “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Redemption Rights (page 111)

Public Shareholders may seek to redeem the public shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any Public Shareholder may request redemption of their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest, less income taxes payable, divided by the number of then issued and outstanding public shares. The per share amount APSG will distribute to Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters at Closing. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Acquiror Cayman Class A Ordinary Shares without APSG’s consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash as APSG does not expect to consent to such redemptions.

The APSG Founders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to 5:00 p.m., Eastern Time, on , 2022, (a) submit a written request to the Transfer Agent that APSG redeem your public shares for cash and (b) deliver your share certificates for your public shares (if any) to the Transfer Agent, physically or electronically through DTC.

An APSG shareholder may not withdraw a redemption request once submitted to APSG unless the APSG Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). Furthermore, if a holder of a public share delivers its certificate (if any) and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that APSG to permit the withdrawal of the redemption request and instruct its Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, APSG will promptly return any shares previously delivered by Public Shareholders.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination, Public Shareholders must properly exercise their right to redeem the public shares that you will hold upon the Domestication no later than the close of the vote on the Business Combination Proposal and deliver their ordinary shares (either physically or electronically) to the Transfer Agent, prior to 5:00 p.m., Eastern Time on                , 2022. Therefore, the exercise of redemption rights occurs prior to the Domestication. For the purposes of APSG’s Existing Organizational Documents and Cayman Islands law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, PubCo shall pay Public Shareholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights (page 346)

APSG Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation (page 107)

Proxies may be solicited by mail, telephone or in person. APSG has engaged Morrow Sodali to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.” For additional information, see “The Special Meeting.”

Interests of APSG’s Directors and Officers in the Business Combination (page 182)

In considering the recommendation of the APSG Board to vote in favor of approval of the Shareholder Proposals, APSG Shareholders should keep in mind that the Sponsor and the officers and directors of APSG have financial and other interests in such proposals that are different from, or in addition to, those of the APSG Shareholders generally, which may result in a conflict of interest on the part of one or more of them between what they may believe is in the best interests of APSG and the APSG Shareholders and what they may believe is best for them. For additional information, see “Proposal No. 3 — The Business Combination Proposal — Interests of APSG’s Directors and Officers in the Business Combination.”

Interests of GBT’s Directors and Executive Officers in the Business Combination (page 184)

In considering the recommendation of the APSG Board with respect to the Business Combination, the APSG Shareholders should be aware that the directors and executive officers of GBT have certain interests in the Business Combination that may be different from, or in addition to, the interests of the APSG Shareholders generally. For additional information, see “Proposal No. 3 — The Business Combination Proposal —Interests of GBT Directors and Officers in the Business Combination.”

Post-Closing Management Positions

At the Closing Date, certain of GBT’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of PubCo. See the section entitled “Management Following The Business Combination” for a further discussion of the PubCo Board and the executive officers of PubCo.

Opinion of the Financial Advisor to APSG (page 188)

On December 2, 2021, Houlihan Lokey, orally rendered its opinion to the APSG Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the APSG Board dated December 2, 2021), as to the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction pursuant to the Business Combination Agreement.

Houlihan Lokey’s opinion was directed to the APSG Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction pursuant to the Business Combination Agreement and did not address any other aspect or implication of the DeSPAC Transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex R to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the APSG Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the DeSPAC Transaction or otherwise, including, without limitation, whether holders of Acquiror Cayman Class A Ordinary Shares should redeem their shares or whether any party should participate in the PIPE Investment.

Stock Exchange Listing

We expect to list the shares of Domesticated Acquiror Class A Common Stock and the Domesticated Acquiror Warrants on the NYSE under the proposed symbols “GBTG” and “GBTG.WS,” respectively.

Sources and Uses of Cash for the Business Combination (page 231)

The following tables summarize the estimated sources and uses of cash in connection with the Business Combination assuming (i) that none of the Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination (“No Redemptions”) and (ii) that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination (“Maximum Redemptions”):

Estimated Sources and Uses of Cash (No Redemptions)

(in millions)

Sources of Cash		Uses of Cash
Proceeds from Trust Account	$818	Cash to Balance Sheet	$899
PIPE Investment	335	Redemption of GBT Preferred Shares	164
		Transaction Costs	90	(a)
Total Sources	$1,153	Total Uses	$1,153

Estimated Sources and Uses of Cash (Maximum Redemptions)

(in millions)

Sources of Cash		Uses of Cash
Proceeds from Trust Account	$818	Cash to Balance Sheet	$87
PIPE Investment	335	Redemption of GBT Preferred Shares	164
		Transaction Costs	90	(a)
		Shareholder Redemptions	812
Total Sources	$1,153	Total Uses	$1,153
(a)	Includes approximately $30 million of buy- and sell-side financial advisory fees, approximately $29 million of deferred underwriting fees, approximately $14.5 million in legal, accounting and consulting fees, approximately $6 million to repay the October Note, February Note, June Note and September Note, approximately $3 million to reimburse the Sponsor of certain out-

of-pocket expenses related to identifying, investigating and consummating an initial business combination and $7.5 million of placement fees in connection with the PIPE Investment.

U.S. Federal Income Tax Considerations (page 210)

For general information on the U.S. federal income tax considerations of the Domestication, an exercise of Redemption Rights and the Business Combination, see the section entitled “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment of the Business Combination (page 182)

The Business Combination will be accounted for as a reverse capitalization in accordance with GAAP. Under this method of accounting, APSG will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of GBT issuing stock for the net assets of APSG, accompanied by a recapitalization. The net assets of APSG will be stated at historical cost, with no goodwill or other intangible assets recorded.

GBT has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

●	Continuing JerseyCo Owners will have a relative majority of the voting rights in the combined entity;
●	7 of 11 directors on the PubCo Board will be current directors of the GBT Board;
●	GBT is significantly larger in relative size based on total assets and total revenue;
●	GBT’s senior management will comprise all of the senior management of PubCo and will be responsible for the day-to-day operations of PubCo; and
●	the intended strategy and operations of PubCo will continue GBT’s current strategy and operations.

The preponderance of evidence as described above indicates that GBT is the accounting acquirer in the Business Combination.

Comparison of Corporate Governance and Shareholder Rights (page 328)

Following the consummation of the Business Combination, the rights of Acquiror Cayman Shareholders who become holders of Domesticated Acquiror Common Stock in the Business Combination will no longer be governed by APSG’s Existing Organizational Documents and instead will be governed by the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws of Global Business Travel Group, Inc. See “Comparison of Corporate Governance and Shareholder Rights” beginning on page 359.

Summary of Risk Factors (page 58)

In addition to the other information contained in this proxy statement/prospectus, the following risks have the potential to impact the business and operations of PubCo and GBT. An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described in this proxy statement/prospectus, together with the other information contained in this proxy statement/prospectus. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of PubCo, GBT and the Business Combination. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe are immaterial could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to, the following (See “Risk Factors”). Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us,” or “our” refer to the business of GBT and its subsidiaries prior to the consummation of the Business Combination, and PubCo and its subsidiaries, including GBT, following the consummation of the Business Combination.

●	The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our business, including our financial results and prospects, and the travel suppliers on which our business relies;
●	The ongoing impact of the COVID-19 pandemic on our business and the impact on our results of operations is uncertain;

●	Our revenue is derived from the global travel industry, and a prolonged or substantial decrease in global travel, particularly air travel, could adversely affect us;
●	The widespread adoption of teleconference and virtual meeting technologies could reduce the number of in-person business meetings and demand for travel and our services, which could adversely affect our business, financial condition and results of operations;
●	The travel industry is highly competitive;
●	Consolidation in the travel industry may result in lost bookings and reduced revenue;
●	Our business and results of operations may be adversely affected by macroeconomic conditions;
●	Our international business exposes us to geo-political and economic risks associated with doing business in foreign countries;
●	If we are unable to maintain existing, and establish new, arrangements with travel suppliers, or if our travel suppliers and partners reduce or eliminate the commission and other compensation they pay us, our business and results of operations would be negatively impacted;
●	Our business and results of operations could be adversely affected if one or more of our major travel suppliers suffers a deterioration in its financial condition or restructures its operations or, as a result of consolidation in the travel industry, loses bookings and revenue;
●	We may be unable to identify and consummate new acquisition opportunities, which would significantly impact our growth strategy;
●	We may not realize the intended benefits of the Egencia Acquisition;
●	Cybersecurity attacks or security breaches could adversely affect our ability to operate, could result in personal information and our proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory penalties and sanctions and to litigation (including class action litigation), which could have a material adverse effect on our reputation and business;
●	Upon consummation of the Business Combination, the rights of the holders of Domesticated Acquiror Common Stock arising under the DGCL will differ from and may be less favorable to the rights of Acquiror Cayman Shareholders arising under Cayman Islands law;
●	The Acquiror Delaware Certificate will not limit the ability of the Sponsor to compete with PubCo;
●	Following the consummation of the Business Combination, PubCo will become a holding company, our principal asset will be an equity interest in GBT, and PubCo’s ability to pay taxes and expenses will depend on distributions made by its subsidiaries and may be otherwise limited by our structure and the terms of our existing and future indebtedness;
●	We are subject to risks that may prevent the consummation of the Business Combination, including the approval of each Condition Precedent Proposal, the failure to meet closing conditions and the failure of the sale of some or all of the PIPE Securities to close, as well as the resolution of legal actions seeking to enjoin the completion of the transaction, if applicable;
●	Some of APSG’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether GBT is appropriate for APSG’s initial business combination;
●	The APSG Founders have potential conflicts of interest in recommending that the APSG Shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus;

●	The Domestication may result in adverse tax consequences for holders of Acquiror Cayman Shares or Acquiror Cayman Warrants, including the Public Shareholders;
●	If third parties bring claims against APSG, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share;
●	You may only be able to exercise warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Acquiror Cayman Class A Ordinary Shares or shares of Domesticated Acquiror Class A Common Stock, as applicable, from such exercise than if you were to exercise such warrants for cash;
●	The grant of registration rights to the Sponsor and the Continuing JerseyCo Owners and the future exercise of such rights may adversely affect the market price of Domesticated Acquiror Class A Common Stock;
●	APSG before the consummation of the Business Combination and PubCo after the consummation of the Business Combination may amend the terms of the Acquiror Cayman Public Warrants and Domesticated Acquiror Warrants, as applicable, in a manner that may be adverse to the holders of such warrants, with the approval of at least 50% of the then outstanding Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable. As a result, the exercise price of such warrants could be increased, the exercise period could be shortened and the number of Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, purchasable upon exercise of such warrants, could be decreased, all without approval of the holders of each Acquiror Cayman Public Warrant or Domesticated Acquiror Warrant, as applicable, affected;
●	The classification of the PubCo Board may have anti-takeover effects, including discouraging, delaying or preventing a change of control; and
●	We will incur significant increased costs as a result of the Business Combination and as a result of being a public company, and our management will be required to devote substantial time to new compliance initiatives.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED

FINANCIAL INFORMATION OF GBT

The following tables summarize certain historical consolidated financial data of GBT as of, and for the years ended on, the dates indicated. GBT is considered PubCo’s predecessor for accounting purposes, and its historical consolidated financial statements will be PubCo’s historical consolidated financial statements following the Business Combination. The selected historical financial data of APSG have not been presented because APSG has not engaged in any business or other activities except in connection with its formation and initial capitalization.

The selected historical consolidated statements of operations and statements of cash flows data for the years ended December 31, 2021, 2020 and 2019 and the selected historical consolidated balance sheets data as of December 31, 2021 and 2020 have been derived from the audited consolidated financial statements of GBT included elsewhere in this proxy statement/prospectus.

The selected historical consolidated financial data set forth below should be read together with our consolidated financial statements and accompanying notes included elsewhere in this proxy statement/prospectus and “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected historical consolidated financial information set forth below is not intended to replace our consolidated financial statements and accompanying notes and is qualified in its entirety by our consolidated financial statements and accompanying notes included elsewhere in this proxy statement/prospectus. Our historical financial information is not necessarily indicative of the results or financial position that may be expected for or as of any period or date in the future.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to GBT, prior to and without giving pro forma effect to the impact of the Business Combination and full year results of the Egencia Acquisition and, as a result, the results reflected in this section may not be indicative of the results of PubCo going forward. For additional information, see “Summary — Information About the Parties to the Business Combination — GBT JerseyCo Limited” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Selected Financial Information

	Year Ended December 31,
($ in millions, except share and per share data)	2021	2020	2019
Consolidated Statements of Operations Data:
Revenue	$763	$793	$2,119
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown separately below)	477	529	880
Sales and marketing	201	199	286
Technology and content	264	277	339
General and administrative	213	181	255
Restructuring charges	14	206	12
Depreciation and amortization	154	148	141
Total operating expenses	1,323	1,540	1,913
Operating (loss) income	(560)	(747)	206
Interest income	1	1	5
Interest expense	(53)	(27)	(15)
Loss on early extinguishment of debt	(49)	—	—
Other income (expense), net	8	14	(3)
(Loss) income before income taxes and share of (losses) earnings from equity method investments	(653)	(759)	193
Benefit from (provision for) income taxes	186	145	(60)
Share of (losses) earnings in equity method investments	(8)	(5)	5
Net (loss) income	(475)	(619)	138
Net loss (income) attributable to non-controlling interests in subsidiaries	2	1	(4)
Net (loss) income attributable to GBT	(473)	(618)	134
Preferred shares dividend	(10)	—	—
Net loss attributable to the shareholders of GBT’s ordinary shares	$(483)	$(618)	$134
(Loss) earnings per share attributable to the shareholders of GBT’s ordinary shares – Basic:
(Loss) income per share	$(12.91)	$(17.18)	$3.72
Weighted average number of shares outstanding	37,406,171	36,000,000	36,000,000
(Loss) earnings per share attributable to the shareholders of the GBT’s ordinary shares – Diluted:
(Loss) earnings per share	$(12.91)	$(17.18)	$3.61
Weighted average number of shares outstanding	37,406,171	36,000,000	37,102,120

	As of December 31,
($ in millions)	2021	2020
Consolidated Balance Sheet Data:
Cash and cash equivalents	$516	$584
Working capital, excluding current portion of long-term debt(1)	334	306
Total assets	3,771	2,758
Total debt, net of unamortized debt discount and unamortized debt issuance costs(2)	1,023	624
Total liabilities	2,277	1,774
Preferred shares	160	—
Total shareholders’ equity	1,334	984
(1)	Working capital, excluding current portion of long-term debt, represents total current assets less total current liabilities (excluding current portion of long-term debt). See our consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information regarding GBT’s total current assets and total current liabilities.
(2)	Total debt, net of unamortized debt discount and unamortized debt issuance costs, reflects current and non-current portions of the aggregate principal amount of senior secured term loans outstanding under the Senior Secured Credit Agreement, net of unamortized debt discount and unamortized debt issuance costs. Effective as of December 16, 2021, GBT amended the Senior Secured Credit Agreement to, among other things, establish the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities, $800 million of which was borrowed on such date and $200 million of which is available on a delayed-draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions. For additional information, see “Business of GBT — Description of Certain Indebtedness — Senior Secured Credit Agreement — Term Loan Facilities.”

	Year Ended December 31,
($ in millions)	2021	2020	2019
Consolidated Statement of Cash Flows Data:
Net cash (used in) from operating activities	$(512)	$(250)	$227
Net cash used in investing activities	(27)	(47)	(87)
Net cash from (used in) financing activities	478	384	(65)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The summary unaudited pro forma condensed combined financial information of Global Business Travel Group, Inc. presented below has been derived by applying the pro forma adjustments described in “Unaudited Pro Forma Condensed Combined Financial Information” to the historical consolidated financial statements of GBT JerseyCo Limited included elsewhere in this proxy statement/prospectus. The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC Topic 805, APSG is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of GBT issuing shares for the net assets of APSG, accompanied by a recapitalization whereby no goodwill or intangible assets are recorded. For financial reporting purposes, GBT will be presented as the predecessor to APSG.

The summary unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical statements of operations of APSG, GBT, and Egencia on a pro forma basis as if the Business Combination, the Egencia Acquisition and related transactions had been consummated on January 1, 2021. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical balance sheets of APSG and GBT on a pro forma basis as if the Business Combination and related transactions had been consummated on December 31, 2021. The Egencia Acquisition closed on November 1, 2021 and, therefore, the consolidated balance sheet of GBT as of December 31, 2021 includes the impact of Egencia Acquisition.

The summary unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Business Combination and related transactions taken place on December 31, 2021, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the combined company would have been had the Business Combination, the Egencia Acquisition and related transactions taken place on January 1, 2021, nor are they indicative of the results of operations of the combined company for any future period. The summary unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the historical financial statements of APSG, GBT and Egencia, and related notes thereto included elsewhere in this proxy statement/prospectus, as well as the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of APSG” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GBT.”

The unaudited pro forma combined financial information contained herein assumes that the Public Shareholders approve the Business Combination. APSG cannot predict how many of its Public Shareholders will exercise their right to redeem their Public Shares for cash. Therefore, the following tables present selected pro forma information after giving effect to the Business Combination, the Egencia Acquisition and related transactions presented under two scenarios:

●	Assuming No Redemptions: This scenario assumes that no Public Shareholders of APSG exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.
●	Assuming Maximum Redemptions: This scenario assumes that 81,181,000 of the Public Shares are redeemed for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to APSG’s public share redemptions of 81,181,000 shares for aggregate redemption payments of $812 million. The Business Combination Agreement includes as a condition to closing the Business Combination that, at the closing, APSG will have a minimum of $300 million in cash comprising (i) the amount of cash available in the Trust Account after deducting the Acquiror Share Redemption Amount, (ii) the amount of APSG’s cash on hand (outside of the Trust Account) immediately prior to the Closing, and (iii) the PIPE Investment Amount. The proceeds from the PIPE Investment are expected to satisfy the Minimum Available Cash Requirement.

The figures in the following tables are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that APSG’s Public Shares are redeemed in connection with the Business Combination but the number of shares redeemed is less than 81,181,000, the values set forth below will fall between the two scenarios.

The table below sets forth summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2021:

	Global Business Travel Group, Inc.
	Pro Forma Combined
	Year Ended December 31, 2021
		Assuming
	Assuming No	Maximum
($ in millions, except share and per share data)	Redemptions	Redemptions
Revenue	$889	$889
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown separately below)	608	608
Sales and marketing	294	294
Technology and content	321	321
General and administrative	255	255
Restructuring charges	23	23
Depreciation and amortization	196	196
Total operating expenses	1,697	1,697
Operating loss	(808)	(808)
Interest income	1	1
Interest expense	(53)	(53)
Loss on early extinguishment of debt	(49)	(49)
Other expense, net	(1)	(1)
Change in fair value of derivate warrants	19	19
Loss before income taxes and share of loss from equity method investments	(891)	(891)
Benefit from income taxes	195	195
Share of losses from equity method investments	(8)	(8)
Net loss	$(704)	$(704)
Net loss attributable to noncontrolling interests in subsidiaries	(523)	(618)
Net loss attributable to the Company’s ordinary shareholders	(181)	(86)
Earnings per share attributable to the shareholders of the Company’s ordinary shares - Basic and Diluted:
Weighted average number of ordinary shares outstanding
Loss per share
Weighted average shares outstanding of Class A ordinary shares	530,402,717	449,221,717
Basic and diluted net loss per share, Class A	$(0.34)	$(0.19)

The table below sets forth summary unaudited pro forma condensed combined balance sheet data as of December 31, 2021:

	Global Business Travel Group, Inc.
	Pro forma Combined
	As of December 31, 2021
		Assuming
	Assuming No	Maximum
($ in millions, except share and per share data)	Redemptions	Redemptions
Cash and cash equivalents	$1,418	$606
Working capital, excluding current portion of long-term debt	1,223	411
Total assets	4,823	4,263
Total debt, net of unamortized debt discount and unamortized debt issuance costs(1)	1,023	1,023
Total liabilities	2,456	2,456
Total shareholders' equity	2,367	1,807
(1)	Effective as of December 16, 2021, GBT amended the Senior Secured Credit Agreement to, among other things, establish the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities, $800 million of which was borrowed on such date and $200 million of which is available on a delayed-draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions. For additional information, see “Business of GBT — Description of Certain Indebtedness — Senior Secured Credit Agreement — Term Loan Facilities.”

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL INFORMATION

The following table sets forth historical comparative share information for GBT and APSG and unaudited pro forma combined share information after giving effect to the Business Combination, assuming two redemption scenarios as follows:

●	Assuming No Redemptions: This scenario assumes that no Public Shareholders of APSG exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.
●	Assuming Maximum Redemptions: This scenario assumes that 81,181,000 of the public shares are redeemed for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to APSG’s public share redemptions of 81,181,000 shares for aggregate redemption payments of $812 million. The Business Combination Agreement includes as a condition to closing the Business Combination that, at the closing, APSG will have a minimum of $300 million in cash comprising (i) the amount of cash available in the Trust Account after deducting the Acquiror Share Redemption Amount, (ii) the amount of APSG’s cash on hand (outside of the Trust Account) immediately prior to the Closing, and (iii) the PIPE Investment Amount. The proceeds from the PIPE Investment are expected to satisfy the Minimum Available Cash Requirement.

The figures in the following tables are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that APSG’s public shares are redeemed in connection with the Business Combination but the number of shares redeemed is less than 81,181,000, the values set forth below will fall between the two scenarios.

The pro forma book value information reflects the Business Combination and the related transactions as if they occurred on December 31, 2021. The weighted average shares outstanding and pro forma net loss per share information reflects the Business Combination and Egencia Acquisition and related transactions as if they occurred on January 1, 2021. This information is only a summary and should be read together with the historical financial statements of APSG, GBT and Egencia and related notes thereto included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Global Business Travel Group, Inc. is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period.

	Historical		Pro Forma Combined
				PubCo
			PubCo	(Assuming
			(Assuming No	Maximum
As of and for the year ended December 31, 2021	GBT	APSG	Redemptions)	Redemptions)
Book value per share ($) – Ordinary shares and Class A shares	35.66	(1.20)	4.46	4.02
Book value per share ($) – Class B shares	—	(4.80)	—	—
Weighted average ordinary shares outstanding - basic and diluted	37,406,171	—	—	—
Weighted average shares outstanding of Class A common stock – basic and diluted	—	81,618,000	530,402,717	449,221,717
Weighted average shares outstanding of Class B common stock – basic and diluted	—	20,420,250	—	—
Net loss per ordinary share – basic and diluted ($)	(12.91)	—	—	—
Net income (loss) per share of Class A common stock – basic and diluted ($)	—	0.06	(0.34)	(0.19)
Net income per share of Class B common stock – basic and diluted ($)	—	0.06	—	—

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

APSG

The Acquiror Cayman Units, Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Public Warrants are currently listed on the NYSE under the symbols “APSG.U,” “APSG” and “APSG.WS,” respectively.

The closing price of the Acquiror Cayman Units, Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Public Warrants on December 2, 2021 the last trading day before announcement of the execution of the Business Combination Agreement, was $10.08, $9.84 and $0.86, respectively. As of the Record Date, the most recent closing price of the Acquiror Cayman Units, Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Public Warrants was $ , $ and $ , respectively.

Holders of the Acquiror Cayman Units, Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Public Warrants should obtain current market quotations for their securities. The market price of APSG’s securities could vary at any time before the Business Combination.

Holders

As of , 2022, there were holders of record of our Acquiror Cayman Units, holders of record of our separately traded Acquiror Cayman Class A Ordinary Shares and holders of record of our separately traded Acquiror Cayman Public Warrants.

Dividend Policy

APSG has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the consummation of the Business Combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of the Business Combination as well as contractual restrictions in the instruments governing our indebtedness, including the Senior Secured Credit Agreement. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the PubCo Board at such time.

Pursuant to the New Shareholders Agreement, GBT will agree to make pro rata cash distributions, or tax distributions, to the owners of OpCo A Ordinary Shares and OpCo B Ordinary Shares, in amounts intended to be sufficient to enable PubCo to satisfy its liabilities for taxes, as reasonably determined by the PubCo Board, subject to various limitations and restrictions, including, but not limited to, restrictions in our debt documents, the availability of sufficient cash and appropriate reserves for working capital, and the applicable provisions of Jersey law. We currently expect to adopt a dividend policy pursuant to which we would pay a dividend on the Domesticated Acquiror Class A Common Stock in the amount of any excess cash balances from such tax distributions in order to maintain the intended economic relationship between the shares of the Domesticated Acquiror Class A Common Stock and the OpCo B Ordinary Shares. The payment of any dividends, however, is at the discretion of the PubCo Board and we have no obligation to pay any dividend. Furthermore, our ability to pay dividends is limited by the Senior Secured Credit Agreement and may be limited by covenants under other indebtedness we and our subsidiaries incur in the future, as well as other limitations and restrictions imposed by law. Pursuant to the Senior Secured Credit Agreement, so long as GBT is treated as a partnership or a disregarded entity for U.S. federal income tax purposes, GBT may make Tax Distributions (as defined and set forth in the New Shareholders Agreement after the effectiveness thereof), subject to certain limitations on future amendments, if any, to the New Shareholders Agreement and certain restrictions on making Tax Distributions with respect to any income included under Section 965(a) of the Code. If PubCo becomes a guarantor under the Senior Secured Credit Agreement, then its ability to make dividends on the Domesticated Acquiror Class A Common Stock in the amount of any excess cash balances from such tax distributions, as well as certain other cash dividends, would be subject to fixed-dollar caps set forth in the Senior Secured Credit Agreement in the event that the total leverage ratio (calculated in a manner set forth in the Senior Secured Credit Agreement) would be greater than 3.00:1.00 after giving pro forma effect to such dividends. If PubCo does not become a guarantor, then the ability of its subsidiaries to make certain cash dividends to PubCo will be subject to similar restrictions.

GBT

Historical market price information for GBT Capital Stock is not provided because there is no public market for any GBT Capital Stock.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, the following risks have the potential to impact the business and operations of GBT. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of GBT and the Business Combination. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe are immaterial could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us,” or “our” refer to the business of GBT and its subsidiaries prior to the consummation of the Business Combination, and PubCo and its subsidiaries, including GBT, following the consummation of the Business Combination.

Risks Relating to Our Business and Industry

The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our business, including our financial results and prospects, and the travel suppliers on which our business relies.

In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders, required closures of non-essential businesses and additional restrictions on businesses as part of re-opening plans. These government mandates have had a significant negative impact on the travel industry and many of the travel suppliers on which our business relies, as well as on our workforce, operations and clients. While many existing restrictions have begun to be lifted, there remains uncertainty around the impact of the new variants of COVID-19, if additional restrictions may be initiated, if there will be changes to travel behavior patterns when government restrictions are fully lifted, the continued efficacy of existing vaccines against the new variants and the timing of distribution and administration of vaccines globally.

The COVID-19 pandemic and the resulting economic conditions and government orders forced many of our travel suppliers, including airlines and hotels, to pursue cost reduction measures and seek financing, including government financing and support, in order to reduce financial distress and continue operating, and to curtail drastically their service offerings. The COVID-19 pandemic has resulted, and may continue to result, in the restructuring or bankruptcy of certain of those travel suppliers, and renegotiation of the terms of our agreements with them. In addition, the COVID-19 pandemic resulted in a material decrease in business and consumer spending and an unprecedented decline in transaction volumes in the global travel industry. Our financial results and prospects are largely dependent on these transaction volumes. As a result, our financial results for the year ended December 31, 2020 and the results for the 2021 fiscal year were significantly and negatively impacted, with a material decline in total revenues, net income, cash flow from operations and the Adjusted EBITDA (as defined in “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics”) as compared to 2019. This downward trend could continue for an unpredictable period.

Starting as of the fourth quarter of 2020, many COVID-19 vaccines were approved by widespread distribution across the world. Even as some governments around the world lifted restrictions in second half of 2021, and again in early 2022 following the re-imposition of some restrictions to curtail the spread of Omicron variant of COVID-19, and vaccination programs are well advanced in many countries, there remains uncertainty around the path to full economic and travel recovery from the COVID-19 pandemic due to the challenging logistics of distributing the vaccines globally, adoption of vaccines globally, travel restrictions, as well as the unknown impact of the new variants of COVID-19. As a result, we are unable to predict accurately the impact that the COVID-19 pandemic will have on our business going forward. As of February 2022, volumes are trending above the pre-Omicron peak, following limited reversal in recovery due to the spread of the Omicron variant, and are generally continuing to improve across key geographies. While travel has historically been resilient to macroeconomic events, with the continued spread of COVID-19 and other variants throughout the world, the COVID-19 pandemic and its effects could continue to have an adverse impact on our business, financial condition, results of operations and cash flows for the foreseeable future. Recent trends have shown that the widespread distribution and adoption of effective vaccines, as well as treatments, help encourage a return to business travel, but the timing and further extent of those developments remains uncertain.

The ongoing impact of the COVID-19 pandemic on our business and the impact on our results of operations is uncertain.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects are uncertain and will ultimately depend on future developments. These include, but are not limited to, the severity, extent and duration of the global pandemic, including as a result of any new variants of COVID-19, any resurgences of the pandemic, the global distribution of the vaccines and their efficacy against existing and any future variants of COVID-19, and their impacts on the travel industry and business and consumer spending more broadly; actions taken by national, state and local governments to contain the spread of COVID-19, including travel restrictions and bans, required closures of non-essential businesses, constraints on businesses during reopening transitions and aid and economic stimulus efforts; the effect of the changes in hiring levels and remote working arrangements that we have implemented on our operations, including the health, productivity, retention and morale of management and our employees and our ability to maintain our financial reporting processes and related controls; the impact on the financial condition on our supplier partners, and any potential restructurings or bankruptcies of our supplier partners; the impact on our contracts with our supplier partners, including force majeure provisions and requests to renegotiate the terms of existing agreements prior to their expiration, including providing temporary concessions regarding contractual minimums; our ability to withstand increased cyberattacks; the speed and extent of the recovery across the broader travel ecosystem, including the speed at which clients feel comfortable traveling again once restrictions on travel have been lifted, which we believe will be impacted by the pace of roll out and continued effectiveness of widespread vaccinations or treatments; short- and long-term changes in travel patterns, including business travel; and the duration, timing and severity of the impact on client spending, including how long it takes to recover from economic recessions resulting from the COVID-19 pandemic. The COVID-19 pandemic may continue to expand in regions that have not yet been affected or have been minimally affected by the COVID-19 pandemic after conditions begin to recover in currently affected regions, which could continue to affect our business. Also, existing restrictions in affected areas could be extended after COVID-19 has been contained in order to avoid relapses, and regions that recover from the COVID-19 pandemic may suffer from a relapse and re-imposition of restrictions. There may also be restrictions on certain travel activity related to whether travelers have been vaccinated. Governmental restrictions and societal norms with respect to travel may change permanently in ways that cannot be predicted and that can change the travel industry in a manner adverse to our business. Additionally, the potential failure of travel service providers and travel agencies (or acquisition of troubled travel service providers or travel agencies) may result in further consolidation of the industry, potentially affecting market dynamics for our services.

Our business is dependent on the ability of businesses to travel, particularly by air. The ability of businesses to travel internationally has been significantly impacted by the various travel restrictions between countries. Whilst business performance has improved with the relaxation of some of these restrictions, we do not expect economic and operating conditions for our business to substantially recover to pre COVID-19 levels until most businesses are once again willing and able to travel, more companies have re-opened offices and our travel suppliers are once again able to serve those businesses. This may not occur until well after the broader global economy has fully recovered and recent inflationary, labor and supply chain disruption challenges abate. Additionally, our business is also dependent on corporate sentiment and travel and expense spending patterns. Potential increases in unemployment in key geographical areas as a consequence of direct and / or indirect impacts of COVID-19 may negatively impact corporate travel and expense spending. Even though we have seen improvements in the economic and operating conditions for our business since the outset of the COVID-19 pandemic, we cannot predict the long-term effects of the COVID-19 pandemic on our business or the travel industry as a whole. If the travel industry is fundamentally changed by the COVID-19 pandemic in ways that are detrimental to our operating model, our business may continue to be adversely affected even as the broader global economy recovers.

To the extent that the COVID-19 pandemic continues to adversely affect our business and financial performance, it may also have the effect of heightening many of the other risks identified in this “Risk Factors” section, such as those relating to our substantial amount of outstanding indebtedness.

Our revenue is derived from the global travel industry, and a prolonged or substantial decrease in global travel, particularly air travel, could adversely affect us.

Our revenue is derived from the global travel industry and would be significantly impacted by declines in, or disruptions to, travel activity, particularly air travel. Global factors over which we have no control but which could impact our clients’ willingness to travel and, depending on the scope and duration, cause a significant decline in travel volumes include, among other things:

●	widespread health concerns, epidemics or pandemics, such as the COVID-19 pandemic, the Zika virus, H1N1 influenza, the Ebola virus, avian flu, SARS or any other serious contagious diseases;
●	global security concerns caused by terrorist attacks, the threat of terrorist attacks, or the precautions taken in anticipation of such attacks, including elevated threat warnings or selective cancellation or redirection of travel;

●	cyber-terrorism, political unrest, the outbreak of hostilities or escalation or worsening of existing hostilities or war, such as Russia’s invasion of Ukraine, resulting sanctions imposed by the U.S. and other countries and retaliatory actions taken by Russia in response to such sanctions;
●	natural disasters or severe weather conditions, such as hurricanes, flooding and earthquakes;
●	climate change-related impact to travel destinations, such as extreme weather, natural disasters and disruptions, and actions taken by governments, businesses and supplier partners to combat climate;
●	the occurrence of travel-related accidents or the grounding of aircraft due to safety concerns; and
●	adverse changes in visa and immigration policies or the imposition of travel restrictions or more restrictive security procedures.

Any decrease in demand for consumer or business travel could materially and adversely affect our business, financial condition and results of operations.

The widespread adoption of teleconference and virtual meeting technologies could reduce the number of in-person business meetings and demand for travel and our services, which could adversely affect our business, financial condition and results of operations.

Our business and growth strategies rely in part upon our clients’ continued need for in-person meetings and conferences. Due to the COVID-19 pandemic, teleconference and virtual meeting technologies have become significantly more popular and many businesses have substituted these technologies for part or all of their in-person meetings and conferences. Even if and when the spread of COVID-19 is contained and travel and other restrictions are lifted, we cannot predict whether businesses will continue to choose to substitute these technologies for part or all of their in-person meetings and conferences and whether employer and employee attitudes toward business travel will change in a lasting way. Should businesses choose to continue to substitute these technologies for part or all of their in-person meetings and conferences and the preferences of our clients shift away from in-person meetings and conferences, it would adversely affect our business, financial condition and results of operations.

The travel industry is highly competitive.

The travel industry, and the business travel services industry, are highly competitive, and if we cannot compete effectively against the number and type of sellers of travel-related services, we may lose sales to our competitors, which may adversely affect our financial results and performance. We currently compete, and will continue to compete, with a variety of travel and travel-related companies, including other corporate travel management service providers, consumer travel agencies and emerging and established online travel agencies. We also compete with travel suppliers, such as airlines and hotels, where they market their products and services directly to business travelers through platforms used by consumers to book and fulfill travel, including by offering more favorable rates, exclusive products/services and loyalty points to business travelers who purchase directly from such travel suppliers through B2C channels. B2C may include business travelers who purchase travel outside of a company-sponsored and managed channel, or whose companies does not have such a channel. We compete, to a lesser extent, with credit card loyalty programs, online travel search and price comparison services, facilitators of alternative accommodations such as short-term home or condominium rentals and social media and e-commerce websites.

Some of our competitors may have access to more financial resources, greater name recognition and well-established client bases in their target client segments, differentiated business models, technology and other capabilities or a differentiated geographic coverage, which may make it difficult for us and our Network Partners to retain or attract new clients.

We cannot assure you that we will be able to compete successfully against any current, emerging and future competitors or provide sufficiently differentiated products and services to our client and traveler base. Increasing competition from current and emerging competitors, consolidation of our competitors, the introduction of new technologies and the continued expansion of existing technologies may force us to make changes to our business models, which could materially and adversely affect our business, prospects, financial condition and results of operations. If we cannot compete effectively against the number and type of sellers of travel-related services, we may lose sales to our competitors, which may adversely affect our financial results and performance.

Consolidation in the travel industry may result in lost bookings and reduced revenue.

Consolidation among travel providers, including airline mergers and alliances, may increase competition from distribution channels related to those travel providers and place more negotiating leverage in the hands of those travel providers to attempt to lower booking fees further and to lower commissions. Examples include the merger of United and Continental Airlines, the merger of American Airlines and US Airways, the acquisition of AirTran Airways by Southwest Airlines and the merger of British Airways and Iberia and subsequent acquisitions of Aer Lingus and Vueling and the acquisition of Virgin America by Alaska Air Group. In addition, cooperation has increased within the Oneworld, SkyTeam and Star Alliance. Changes in ownership of travel providers may also cause them to direct less business towards us. If we are unable to compete effectively, our suppliers could limit our access to their content, including exclusive content, and favorable fares and rates and other incentives, which could adversely affect our results of operations. Mergers and acquisitions of airlines may also result in a reduction in total flights and overall passenger capacity and higher fares, which may adversely affect the ability of our business to generate revenue.

Consolidation among travel agencies and competition for clients may also adversely affect our results of operations, since we compete to attract and retain clients. In addition, decisions by airlines to surcharge the channel represented by travel management companies and travel agencies, for example, by surcharging fares booked through or passing on charges to travel management companies and travel agencies, or introduction of such surcharges to fares booked through the Global Distribution Systems through which a material share of our content is sourced, could have an adverse impact on our business, particularly in regions in which our GDS is a significant source of bookings for an airline choosing to impose such surcharges. To compete effectively, we may need to increase incentives, pre-pay incentives, discount or waive product or service fees or increase spending on marketing or product development.

Further, as consolidation among travel providers increases, the potential adverse effect of a decision by any particular significant travel provider (such as an airline) to withdraw from or reduce its participation in our services also increases. The COVID-19 pandemic has increased the risk that our Network Partners voluntarily or involuntarily declare bankruptcy or otherwise cease or limit their operations, which could harm our business and results of operations. In particular, the potential harm to our business and results of operations is greater if there are bankruptcies or closures of larger partners such as airlines.

Our business and results of operations may be adversely affected by macroeconomic conditions.

Our business and financial performance is affected by macroeconomic conditions. Travel expenditures are sensitive to personal and business-related discretionary spending levels and tend to decline or grow more slowly during economic downturns, including during periods of slow, slowing or negative economic growth, higher unemployment or inflation rates, weakening currencies and concerns over government responses such as higher taxes or tariffs, increased interest rates and reduced government spending. Concerns over government responses to declining economic conditions such as higher taxes and reduced government spending could impair consumer and business spending and adversely affect travel demand. In addition, our relative exposure to certain sectors versus the broader economy may mitigate or exacerbate the effect of macroeconomic conditions. The global travel industry, which historically has grown at a rate in excess of global GDP growth during economic expansions, has experienced cyclical downturns in the past in times of economic decline or uncertainty. Future adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, environmental impacts, fuel and energy costs and other matters could reduce discretionary spending and cause the travel industry to contract.

Given our presence in the UK, we may be impacted by Brexit, which has created substantial economic and political uncertainty which may not be resolved for several years or more. This uncertainty may impact overall demand, the relative value of foreign currencies and the cost of travel and travel services and may ultimately result in new regulatory and cost challenges to our UK and other international operations. Since some of the details of Brexit continue to unfold, we are unable to predict all of the effects Brexit will have on our business and results of operations.

In addition to the impact of the COVID-19 pandemic described above, other macroeconomic uncertainties beyond our control, such as oil prices, geopolitical tensions, consumer confidence, large-scale business failures, tightened credit markets and stock market volatility, terrorist attacks, changing, unusual or extreme weather or natural disasters such as earthquakes, hurricanes, tsunamis, floods, fires, droughts and volcanic eruptions (whether due to climate change or otherwise), travel-related health concerns including pandemics and epidemics such as COVID-19 and any existing or new variants, Ebola and Zika, political instability, changes in economic conditions, wars and regional and international hostilities, such as Russia’s invasion of Ukraine, the imposition of taxes, tariffs or surcharges by regulatory authorities, changes in trade policies or trade disputes, changes in immigration policies or other travel restrictions or travel-related accidents have previously and may in the future create volatility in the travel market and negatively impact client travel behavior. In addition, an increased focus on the environmental impact of travel could also affect the travel market and travel behavior. While we strive to promote our and our clients’ mutual commitment to a more sustainable future for business travel, if we are unable to find economically viable and/or publicly acceptable solutions that allow us to maintain our commitment to sustainability and net-zero emissions, we could lose business or experience reputational harm.

As an intermediary in the travel industry, a significant portion of our revenue is affected by prices charged by our travel suppliers, including airlines, hotels and car rental companies. Events or weaknesses specific to a supplier industry segment could negatively affect our business. For example, events specific to the airline industry that could impact us include air fare fluctuations, airport, airspace and landing fee increases, increases in fuel prices, environmental impacts, seat capacity constraints, removal of destinations or flight routes, travel-related strikes or labor unrest, political instability and wars. Similarly, travel suppliers often face destination overcapacity issues and imposition of taxes or surcharges by regulatory authorities, which can lower their travel volumes and impact our revenue. During periods of poor economic conditions, airlines and hotels tend to reduce rates or offer discounted sales to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue and profitability.

While decreases in prices for flights and other travel products generally increase demand, such price decreases generally also have a negative effect on the commissions we earn. The overall effect of price increases or decreases in the global travel industry is therefore uncertain.

The uncertainty of macroeconomic factors and their impact on client behavior, which may differ across regions, makes it more difficult to forecast industry and client trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business and could materially and adversely affect our business, financial condition and results of operations.

Our international business exposes us to geo-political and economic risks associated with doing business in foreign countries.

We have operations in over 140 countries worldwide, including the U.S., UK, Canada, Germany, Mexico, China and France, and we indirectly provide services to travelers worldwide through our partners and affiliates. Our international operations can pose complex management, compliance, foreign currency, legal, tax, labor, data privacy and economic risks that we may not adequately address, including changes in the priorities and budgets of international travelers and geo-political uncertainties, which may be driven by changes in threat environments and potentially volatile worldwide economic conditions, various regional and local economic and political factors, risks and uncertainties, as well as U.S. foreign policy. We are also subject to a number of other risks with respect to our international operations, including:

●	the absence in some jurisdictions of effective laws to protect our intellectual property rights;
●	multiple and possibly overlapping and conflicting tax laws;
●	duties, taxes or government royalties, including the imposition or increase of withholding and other taxes on the activities of, and remittances and other payments by, our non-U.S. subsidiaries;
●	restrictions on movement of cash;
●	the burden of complying with a variety of national and local laws;
●	political, economic and social instability, including as a result of Russia’s invasion of Ukraine;
●	currency fluctuations;
●	longer payment cycles;
●	price controls or restrictions on exchange of foreign currencies;
●	trade barriers; and

●	potential travel restrictions.

The existence of any one of these risks could harm our international business and, consequently, our operating results. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or net income.

Complaints from travelers or negative publicity about our services can diminish client confidence and adversely affect our business.

Client complaints or negative word-of-mouth or publicity about our services or operations could severely diminish client confidence in and use of our services. To maintain good client relations, we must ensure that our travel advisors and partners and affiliates provide prompt, accurate and differentiated client service. Effective client service requires significant personnel expense and investment in developing programs and technology infrastructure to help our travel advisors, partners and affiliates carry out their functions. These expenses, if not managed properly, could significantly impact our profitability. Failure to properly manage our travel advisors, partners and affiliates could compromise our ability to handle client complaints effectively. If we do not handle client complaints effectively, our reputation and brand may suffer, and we may lose our travelers’ confidence, which could reduce revenues and profitability.

Our indebtedness could adversely affect our business and growth prospects.

We have existing indebtedness, and we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. The credit facilities under the Senior Secured Credit Agreement are secured by liens on substantially all of our assets and any indebtedness we incur in the future may also be so secured. Although the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to several significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

●	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;
●	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;
●	a substantial portion of cash flow from operations is required to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;
●	we could be more vulnerable to economic or business downturns, adverse industry conditions and other factors affecting our operations, and our flexibility to plan for, or react to, changes in our business or industry is more limited;
●	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and the restrictive covenants in our existing or future indebtedness;
●	the Company’s ability to receive distributions from its subsidiaries and to pay taxes, expenses and dividends may be adversely affected by the terms of our debt;
●	increases in interest rates would increase the cost of servicing our debt; and
●	our ability to borrow additional funds or to refinance debt may be limited.

Moreover, in the event of a default under any of our indebtedness, the holders of our indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under the Senior Secured Credit Agreement terminating their commitments thereunder or instituting foreclosure proceedings against their collateral, any of which could have a material adverse effect on our liquidity and our business, financial conditions and results of operations.

The terms of the Senior Secured Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The Senior Secured Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

●	incur or guarantee additional indebtedness or issue disqualified stock or preferred stock;
●	incur liens;
●	consummate certain fundamental changes (such as acquisitions, mergers or liquidations),
●	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;
●	pay dividends and make other distributions on, or redeem, repurchase or retire capital stock;
●	make investments, acquisitions, loans, or advances;
●	engage in certain transactions with affiliates;
●	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the borrower or the guarantors of the debt under the Senior Secured Credit Agreement;
●	change of the nature of our business;
●	prepay, redeem or repurchase certain indebtedness; and
●	designate restricted subsidiaries as unrestricted subsidiaries.

Under certain circumstances, the restrictive covenants in the Senior Secured Credit Agreement require us to satisfy certain financial incurrence tests in order to engage in certain transactions, including to incur certain additional indebtedness and to make certain dividends. Our ability to satisfy those tests can be affected by events beyond our control. The Senior Secured Credit Agreement also requires that an aggregate amount of Liquidity, as defined in the Senior Secured Credit Agreement, equal to at least $200 million be maintained as of the end of each calendar month. Liquidity is calculated as the aggregate amount of unrestricted cash and cash equivalents of the borrower and guarantors of the debt under the Senior Secured Credit Agreement and their subsidiaries plus, under certain circumstances, the unused amount available to be drawn under the Senior Secured Revolving Credit Facility.

As a result of the restrictions described above, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively or to take advantage of new business opportunities. Such restrictions may affect our ability to grow in accordance with our growth strategy. The terms of any future indebtedness we may incur could include similar or more restrictive covenants and other restrictions. We cannot assure you that we will be able to maintain compliance with these covenants and other restrictions in the future or that we will be able to obtain waivers from the lenders or amend the covenants. In addition, any such waivers or amendments could cause us to incur significant costs, fees and expenses.

Our failure to comply with those covenants or other restrictions contained in our existing or future debt could result in an event of default. In the event of a default, the holders of our indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under the Senior Secured Credit Agreement terminating their commitments thereunder or instituting foreclosure proceedings against their collateral, any of which could have a material adverse effect on our liquidity and our business, financial conditions and results of operations. If any such acceleration or foreclosure action occurs, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which are not within our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our outstanding indebtedness depends on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance all or a portion of our debt or seek additional equity capital. We cannot assure you that any such actions, if necessary, could be effected on a timely basis, on commercially reasonable terms, or at all. In addition, the terms of our existing or future debt arrangements could restrict us from effecting any of these actions. For example, the Senior Secured Credit Agreement contains restrictive covenants that include restrictions on our ability to, among other things, incur additional indebtedness, incur liens, consummate certain fundamental changes (such as acquisitions, mergers or liquidations), dispose of assets, pay dividends or other distributions, make investments and enter into transactions with affiliates. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all the debt under the Senior Secured Credit Agreement. (See “Business of GBT — Description of Certain Indebtedness”). Any such event of default or acceleration could have an adverse effect on the trading price of the Domesticated Acquiror Class A Common Stock. Furthermore, the terms of any future debt we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Our credit ratings are periodically reviewed by rating agencies, including Standard & Poor’s. These ratings, and any downgrades or any written notice of any intended downgrading or of any possible change, have and may affect our ability to borrow and may increase our costs of borrowings. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

Certain results and trends related to our business and the travel industry more generally are based on preliminary data and assumptions, and as a result, are subject to change and may differ materially from what we expect.

We present certain results and trends in this proxy statement/prospectus related to our business and the travel industry more generally, which are based on an analysis of then-available or preliminary data, and the results, related findings or conclusions are subject to change. No assurance can be given that these results and trends, or that our expectations surrounding our business or the travel industry, will be accurate. These risks are heightened by the uncertainty of the COVID-19 pandemic, Russia’s invasion of Ukraine, and the impact of these events on the travel industry and our business. Further, unanticipated events and circumstances may occur and change the outlook surrounding our business and the travel industry in material ways. Accordingly, certain of our expectations related to our business and the travel industry more generally may not occur as expected, if at all, and actual results or trends presented may differ materially from what we expect.

Risks Relating to Our Dependence on Third Parties

If we are unable to maintain existing, and establish new, arrangements with travel suppliers, or if our travel suppliers and partners reduce or eliminate the commission and other compensation they pay us, our business and results of operations would be negatively impacted.

Our business is dependent on our ability to maintain our relationships and arrangements with existing travel suppliers, such as airlines, hotels, car rentals, hotel consolidators, destination services companies and GDSs, as well as our ability to establish and maintain relationships with new travel suppliers. Adverse changes in key arrangements with our travel suppliers, including an inability of any key travel supplier to fulfill its payment obligation to us in a timely manner, increasing industry consolidation, changes in travel suppliers’ booking practices regarding groups, or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business, financial condition and results of operations.

We generate a significant portion of our revenue from commissions and incentive payments from travel suppliers, especially airline suppliers, and GDSs. If, as a result of a reduction in volumes from airlines shifting volume away from GDSs to the International Air Transport Association’s New Distribution Capacity, or any other reason, travel suppliers or GDSs reduce or eliminate the commissions, incentive payments or other compensation they pay to us, our revenue may decline unless we are able to adequately mitigate such reduction by increasing the service fee we charge to our travelers or increasing our transaction volume in a sustainable manner. However, increase in service fees may also result in a loss of potential travelers.

Although we generally maintain formal contractual relationships with our travel suppliers, we do currently, and may continue to, maintain more informal arrangements with certain travel suppliers which can be terminated with or without notice and which can create uncertainty with respect to the agreed terms including pricing. If these arrangements are terminated unexpectedly, or there is disagreement regarding the terms of the agreement with such travel supplier, our financial results or operations could be negatively impacted.

We cannot assure you that our agreements or arrangements with our travel suppliers or travel-related service providers will continue or that our travel suppliers or travel-related service providers will not reduce commissions, terminate their contracts, make their products or services unavailable to us or default on or dispute their payment or other obligations with us, any of which could reduce our revenue and margins or may require us to initiate legal or arbitral proceedings to enforce contractual payment obligations, which may materially and adversely affect our business, financial condition and results of operations.

Our business and results of operations could be adversely affected if one or more of our major travel suppliers suffers a deterioration in its financial condition or restructures its operations or, as a result of consolidation in the travel industry, loses bookings and revenue.

A substantial portion of our revenue is affected by the prices charged by our travel suppliers, including airlines, GDS service providers, hotels, destination service providers and car rental suppliers, and the volume of products offered by our travel suppliers. As a result, if one or more of our major suppliers suffers a deterioration in their financial condition or restructures their operations, it could adversely affect our business, financial condition and results of operations.

In particular, as a substantial portion of our revenue depends on our sale of airline flights, we could be adversely affected by changes in the airline industry, including consolidations or bankruptcies and liquidations, and in many cases, we have no control over such changes. Consolidation among travel suppliers, including airline mergers and alliances, may increase competition from direct distribution channels related to those travel suppliers and place more negotiating leverage in the hands of those travel suppliers to attempt to lower booking fees and to lower commissions. Changes in ownership of travel suppliers may also cause them to direct less business towards us. If we are unable to compete effectively, our suppliers could limit our access to their content, including exclusive content, and favorable fares and rates and other incentives, which could adversely affect our results of operations. Mergers and acquisitions of airlines may also result in adjustments to routes, a reduction in total flights and overall passenger capacity and changes in fares, which may adversely affect the ability of our business to generate revenue.

Unless we maintain good relationships with our TPN and renew existing, or enter into new, TPN agreements, we may be unable to expand our business, and our financial condition and results of operations may suffer.

Through our Travel Partner Network, we expand our global reach through a set of partners that operate locally (most in non-proprietary regions) under the American Express Global Business Travel and Egencia brands. The partners from the TPN network either participate in the network for a fixed fee or use a transaction-based fee structure and deliver service to our global and regional corporate clients as part of an integrated network. In order to generate increased revenue and achieve higher levels of profitability, we must consistently renew, and enter into new, TPN agreements. The benefits we provide our Network Partners are subject to risks common to the overall travel industry, including factors outside of our control. Additionally, a decline in our financial condition or results of operations may hamper our success in identifying, recruiting, and entering into TPN agreements with a sufficient number of new qualified partners. In addition, our ability, and the ability of our partners, to successfully expand into new markets may be adversely affected by a lack of awareness or acceptance of our brand. To the extent that we are unable to retain competitive travel products and services for our Network Partners, implement effective marketing and promotional programs, and foster recognition and affinity for our brands in new markets, our Network Partners may not perform as expected, and our TPN may be less attractive to independent travel agencies than procuring services directly or through different channels, which may significantly delay or impair our growth. Additionally, a disruption to a TPN relationship may impact customer retention.

We may have disputes with our Network Partners, and they may refuse to implement our strategies or seek to terminate their agreements with us if the brands’ performance is worse than they expected.

Our Network Partners are an integral part of our business, and we may be unable to successfully implement our growth strategy if our Network Partners refuse to participate in such strategies. For example, the refusal by our Network Partners to actively make our travel product and service offerings available to travelers would have a negative impact on our success. In addition, it may be difficult for us to monitor the implementation of our growth strategy by international partners due to our lack of personnel in the markets served by such businesses.

We may have disputes with our Network Partners with respect to our execution of our growth strategy or our performance under their respective agreements. As a result of such disputes, our Network Partners may seek to terminate their agreements with us, we may have to pay losses and damages to them and/or travelers, and our brand image may be adversely impacted. Our business, the results of our operations and our financial conditions may be adversely affected by the early termination of our Network Partner agreements.

We plan to renew our existing Network Partner agreements upon expiration. However, we may be unable to retain our Network Partners by renewing such agreements on satisfactory terms, or at all. If a significant number of our existing Network Partner agreements are not renewed, our revenue and profit may decrease in the future. If we cannot attract and retain new Network Partners to replace expired Network Partner relationships, our results of operations could be materially and adversely affected.

Our TPN could take actions that may harm our business.

Our TPN are independent businesses and are not our employees. As such, we do not exercise control over their day-to-day operations. Our TPN may choose not to operate their travel services businesses in a manner consistent with industry standards, our requirements or standards, or the requirements or standards of applicable laws or governmental authorities. If our TPN were to provide diminished quality of service to clients, engage in fraud, including fraud related to our commission structure, misconduct or negligence or otherwise violate the law, our image and reputation may suffer materially, and we may become subject to liability claims based upon their actions. Any such incidents could adversely affect our results of operations.

Travel suppliers’ use of alternative distribution models, such as direct distribution models, could adversely affect our business.

Some of our travel suppliers, including some of our largest airline clients, have sought to increase usage of direct distribution channels. For example, these travel suppliers are trying to move more client traffic to their proprietary websites. This direct distribution trend enables them to apply pricing pressure on intermediaries and negotiate travel distribution arrangements that are less favorable to intermediaries. With travel suppliers’ adoption of certain technology solutions over the last decade, air travel suppliers have increased the proportion of direct bookings relative to indirect bookings. In the future, airlines may increase their use of direct distribution, which may cause a material decrease in their use of our services. Travel suppliers may also offer travelers advantages through their websites such as special fares and bonus miles, which could make their offerings more attractive than those available from us.

In addition, with respect to ancillary products, travel suppliers may choose not to comply with the technical standards that would allow ancillary products to be immediately distributed via intermediaries, thus resulting in a delay before these products become available through us relative to availability through direct distribution. In addition, if enough travel suppliers choose not to develop ancillary products in a standardized way with respect to technical standards our investment in adapting our various systems to enable the sale of ancillary products may not be successful.

Companies with close relationships with end clients, like Facebook, as well as new entrants introducing new paradigms into the travel industry, such as metasearch engines, like Google, may promote alternative distribution channels by diverting client traffic away from intermediaries and travel agents, which may adversely affect our business.

Risks Relating to Employee Matters, Managing Our Growth and Other Risks Relating to Our Business

Our ability to identify, hire and retain senior management and other qualified personnel is critical to our results of operations and future growth.

Much of our future success depends on the continued service, availability and performance of our senior management and other qualified personnel, particularly our professionals with experience in the travel industry. Any of these individuals may choose to terminate their employment with us at any time. The loss of any of these individuals could harm our business and reputation, especially if we have not been successful in developing adequate succession plans. Our business is also dependent on our ability to retain, hire and motivate talented, highly skilled personnel across all levels of our organization. We may experience higher compensation costs to retain senior management and qualified personnel that may not be offset by improved productivity or increased sales. If we are unable to continue to successfully attract and retain key personnel, our business may be harmed.

As we continue to grow, including from the integration of employees and businesses acquired in connection with previous or future acquisitions, we may find it difficult to hire, integrate, train, retain and motivate personnel who are essential to our future success.

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly issued securities may have rights senior to those of the holders of the Domesticated Acquiror Class A Common Stock and the Domesticated Acquiror Class B Common Stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations, and we may not be able to expand our business, take advantage of business opportunities or respond to competitive pressures, which could negatively impact our revenue and the competitiveness of our services.

We may be unable to identify and consummate new acquisition opportunities, which would significantly impact our growth strategy.

Acquisitions have been and are expected to continue to be a critical part of our growth strategy. The travel service industry is highly competitive, and we face competition for acquisition opportunities from many other entities, including financial investors, some of which are significantly larger, have greater resources and lower costs of capital and are well established and have extensive experience in identifying and completing acquisitions. This competitive market for a small number of business opportunities may make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not complete acquisitions successfully that we target in the future. Further, the fact that we are subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve under the BHC Act could limit our ability to engage in acquisition activity (See “Risk Factors — Risks Relating to Regulatory, Tax and Litigation Matters”). Our business is subject to regulation in the U.S. and the other jurisdictions in which we operate, and any failure to comply with such regulations or any changes in such regulations could adversely affect us. If we cannot identify and purchase a sufficient quantity of profitable businesses at favorable prices, or if we are unable to finance acquisition opportunities on commercially favorable terms, our business, financial condition or results of operations could be materially adversely affected.

Acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction. We have made, and in the future, expect to make, acquisitions to expand into new travel and geographic markets, including the Egencia Acquisition described under “Business of GBT — Egencia Acquisition.” Our ability to successfully implement our acquisition strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions, including the Egencia Acquisition, and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. Mergers and acquisitions are inherently risky, and any mergers and acquisitions that we complete may not be successful. We regularly consider acquisition opportunities as well as other forms of business combinations. Historically, we have been involved in numerous transactions of various magnitudes, for consideration which included cash or securities or combinations thereof. We are continuing to evaluate and to pursue appropriate acquisition and combination opportunities as they arise in the expansion of our operations. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. As part of our regular on-going evaluation of acquisition opportunities, we are currently engaged in a number of unrelated preliminary discussions concerning possible acquisitions. We are in the early stages of such discussions and have not entered into any agreement in principle with respect to any possible acquisitions not expressly described in this proxy statement/prospectus. The purchase price for possible acquisitions may be paid in cash, through the issuance of equity, the incurrence of additional indebtedness or a combination thereof. Prior to consummating any such possible acquisition, we, among other things, will have to satisfactorily complete our due diligence investigation, negotiate the financial and other terms (including price) and conditions of such acquisitions, obtain necessary consents and approvals, and if necessary, obtain financing. Furthermore, our ability to consummate and finance acquisitions may be limited by the terms of our existing or future debt arrangements. We cannot predict if any such acquisition will be consummated or, if consummated will result in a financial or other benefit to us. The process of integrating an acquired company’s business, including Egencia’s business, into our operations and investing in new technologies is challenging and may result in expected or unexpected operating or compliance challenges, which may require significant expenditures and a significant amount of our management’s attention that would otherwise be focused on the ongoing operation of our business. The potential difficulties or risks of integrating an acquired company’s business include the following, among others, which risks can be magnified when one or more integrations are occurring simultaneously or within a small period of time:

●	the effect of the acquisition on our financial and strategic positions and our reputation;
●	risk that we are unable to obtain the anticipated benefits of the acquisition, including synergies, economies of scale, revenues and cash flow;
●	retention risk with respect to key clients, service providers and travel advisors, and challenges in retaining, assimilating and training new employees;
●	potential increased expenditure on human resources and related costs;
●	retention risk with respect to an acquired company’s key executives and personnel;
●	potential disruption to our ongoing business;
●	especially high degree of risk for investments in immature businesses with unproven track records and technologies, with the possibility that we may lose the value of our entire investments or incur additional unexpected liabilities;
●	risk of entering new jurisdictions and becoming subject to foreign laws and regulations not previously applicable to us;
●	potential diversion of cash for an acquisition, ongoing operations or integration activities that would limit other potential uses for cash including IT, infrastructure, marketing and other investments;
●	the assumption of known and unknown debt and other liabilities and obligations of the acquired company;
●	potential integration risks relating to acquisition targets that do not maintain internal controls and policies and procedures over financial reporting as would be required of a public company, which may amplify our risks and liabilities with respect to our ability to maintain appropriate internal controls and procedures;
●	inadequacy or ineffectiveness of an acquired company’s disclosure controls and procedures and/or environmental, health and safety, anti-corruption, human resources or other policies and practices;
●	challenges in reconciling accounting issues, especially if an acquired company utilizes accounting principles different from those that we use; and
●	challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses and permits.

We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operations. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition and execute our growth strategy. Also, consideration paid for any future acquisitions could include the Domesticated Acquiror Class A Common Stock or other equity securities, which could cause dilution to existing stockholders and to earnings per share.

We may not realize the intended benefits of the Egencia Acquisition.

On November 1, 2021, we completed the Egencia Acquisition. However, we may not realize some or all of the expected benefits of the Egencia Acquisition. Integrating Egencia into our business may be disruptive to our business and may adversely affect our existing relationships with employees and business partners. Uncertainties related to the integration of Egencia may also impair our ability to attract, retain and motivate key personnel and could divert the attention of our management and other employees from day-to-day business and operations. If Expedia were to fail to fulfill all of its obligations under the Egencia TSA, GBT might not be able to replace these services in a timely manner, which may prevent GBT from fully realizing the benefits of the Egencia Acquisition. If we are unable to effectively manage these risks, the business, results of operations, financial condition and prospects of our business may be adversely affected. For more information on the Egencia Acquisition and the Egencia TSA, see “Business of GBT — Egencia Acquisition.”

Any due diligence conducted by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.

We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, our valuation of and integration planning for, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations.

We cannot assure you that the due diligence undertaken with respect to a potential acquisition will reveal all relevant facts that may be necessary to evaluate such acquisition or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential opportunity. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.

We face pension and other postretirement benefit obligations.

We have underfunded pension and other postretirement benefit obligations to certain of our associates and retirees in the UK, in particular through the HRG Pension Scheme, under which we have funding obligations. We also have limited underfunded and/or unfunded pension and other postretirement benefit obligations in Germany, Italy, France, Switzerland, Mexico and Taiwan. Our ability to satisfy the funding requirements associated with our pension and other postretirement benefit obligations to our employees and retirees will depend on our cash flows from operations and our ability to access credit and the capital markets. The funding requirements of these benefit plans and the related expense reflected in our consolidated financial statements are affected by several factors that are subject to an inherent degree of uncertainty and volatility, including government regulation.

Key assumptions used to value our benefit obligations and the cost of providing such benefits under all of our defined benefit plans, funding requirements and expense recognition include the discount rate, the expected long-term rate of return on pension assets, and assumptions underlying actuarial methods. If the actual trends in these factors are less favorable than our assumptions, we may have to contribute cash to fund our obligations under these plans, thereby reducing cash available to fund our operations or service our debt, which could have an adverse effect on our business, financial condition and results of operations. As of December 31, 2021, our unfunded/underfunded pension obligations were $333 million. Further declines in the value of the plan investments or unfavorable changes in law or regulations that govern pension plan funding could materially change the timing and amount of required funding.

Under the UK Pensions Act 2004, the Pensions Regulator in the United Kingdom may issue a contribution notice or a financial support direction to any employer in the HRG Pension Scheme or any person who is connected with or is an associate of any such employer. The Pensions Regulator must satisfy a number of prescribed statutory tests in order to do so. The terms “associate” and “connected person” are widely defined in the relevant legislation and could cover our significant shareholders and others deemed to be shadow directors.

Liabilities imposed under a contribution notice or financial support direction may be up to the amount of the buy-out deficit in the HRG Pension Scheme.

Under the arrangements with the trustees of the HRG Pension Scheme, an actuarial valuation of the assets and liabilities of the scheme is undertaken every three years in order to determine cash funding rates. When a valuation is calculated, the funding position is affected by the financial market conditions at the valuation date. If the returns on the assets are lower than expected over the period to the next valuation, or a lower future investment return assumption is adopted at the next valuation, the deficit would likely increase, potentially leading to a higher level of future deficit payments.

A decline in the liability discount rate, lower-than-expected investment return on pension assets and other factors could affect our results of operations or amount of pension funding contributions in future periods.

Our results of operations may be negatively affected by the amount of expense we record for our pension and other post-retirement benefit plans, reductions in the fair value of plan assets and other factors. We calculate income or expense for our plans using actuarial valuations in accordance with GAAP.

These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions used to estimate pension or other post-retirement benefit income or expense for the following year are the discount rate applied to plan liabilities and the expected long-term rate of return on plan assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant charge to shareholders’ equity. For a discussion regarding how our financial statements can be affected by pension and other post-retirement benefits, see note 16 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. Although GAAP expense and pension funding contributions are impacted by different regulations and requirements, the key economic factors that affect GAAP expense would also likely affect the amount of cash or securities we would contribute to the pension plans.

Risks Relating to Intellectual Property, Information Technology, Data Security and Privacy

Any termination of the trademark license agreement with American Express for rights to the American Express trademarks used in our brands, including failure to renew the license upon expiration, could adversely affect our business and results of operations.

Under the current trademark license agreement with American Express pursuant to which we license the American Express trademarks used in the American Express Global Business Travel and American Express Meetings & Events brands, we are obligated to meet certain operating standards and satisfy certain other terms and conditions in order to maintain this license, and American Express has the right to monitor and audit our use of the licensed American Express trademarks used in our brands to confirm our compliance with the applicable license terms. If we fail to comply with certain of our obligations under the trademark license agreement or for other specified reasons, American Express can terminate the trademark license agreement following applicable notice and/or satisfaction by American Express of certain conditions, provided that in certain circumstances GBT may be able to avoid termination through satisfaction of certain conditions. We have agreed to execute an amended and restated trademark license agreement, effective upon the consummation of the Business Combination, pursuant to which we will continue to license the American Express trademarks used in the American Express Global Business Travel brand, transition the American Express Meetings & Events brand to the American Express GBT Meetings & Events brand, and license the American Express trademarks used in the American Express GBT Meetings & Events brand. If we fail to comply with certain of our obligations under the amended and restated trademark license agreement or for other specified reasons, American Express can terminate the amended and restated trademark license agreement following applicable notice and/or satisfaction by American Express of certain conditions, provided that in certain circumstances GBT may be able to avoid termination through satisfaction of certain conditions. Following termination of the trademark license agreement, including any failure to renew the license upon expiration, we may be required to immediately cease using the licensed American Express trademarks used in our brands and, in limited circumstances upon a termination by American Express for cause, pay liquidated damages to American Express, each of which could adversely affect our business, financial condition and results of operations.

Any failure to maintain or enhance the reputation of our brands, including the licensed American Express trademarks used in our brands, could adversely affect our business and results of operations.

If we are unable to maintain or enhance the reputation of our brands, including the American Express Global Business Travel and American Express GBT Meetings & Events brands, and generate demand in a cost-effective manner, it could negatively impact our ability to compete in the travel industry and could have a material adverse effect on our business, financial condition and results of operations.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may occur in the ordinary course of our business or the business of our partners or affiliates. Other incidents may arise from events that are or may be beyond our control and may damage our brands, such as actions taken (or not taken) by one or more travel suppliers, travel advisors, partners or affiliates relating to information security and data privacy, adverse publicity, litigation and claims, failure to maintain high ethical and moral standards for all of our operations and activities, failure to comply with local laws and regulations, and illegal activity targeted at us or others. If, under the amended and restated trademark license agreement with American Express, certain events impacting the licensed American Express trademarks used in our brands occur, we may be required to financially contribute to a fund to rehabilitate the licensed American Express trademarks used in our brands. Our brand value could diminish significantly if any such incidents or other matters erode client confidence in us or in American Express with respect to the licensed American Express trademarks used in our brands, which may result in a decrease in client activity, our total travel advisor count and, ultimately, lower fees, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our commitments under, and limitations imposed by, the trademark license agreement with American Express for rights to the American Express trademarks used in our brands, could adversely affect our business and result of operations.

As a condition of our license for the American Express trademarks used in our brands, we are required to (i) offer, promote and market only American Express payment products to any of our current or potential clients, (ii) make American Express products and services the default and/or first (1st) payment option when our clients and their personnel use or otherwise select a payment method, and (iii) exclusively use American Express payments products including the American Express corporate card for our business, each subject to certain exceptions. We are also limited in our ability to offer, promote, market or provide any scorecard or travel-related benefit to or through any American Express competitor, third party travel agency or any other third party, in each case as a card member benefit. These restrictions may prohibit us from entering into advantageous business opportunities with unrelated parties, which could adversely affect our business, financial condition and results of operations.

Any termination of, or failure to renew, the agreement with American Express related to joint negotiations with travel suppliers for travel supplier content for both us and American Express’ Travel and Lifestyle Services division, could adversely affect our business and results of operations.

Under the Travel and Lifestyle Services Operating Agreement with American Express, we negotiate with certain travel suppliers on our behalf and on behalf of American Express’ Travel and Lifestyle Services division for travel content to be provided to our respective clients and for various supplier incentives. Under certain of our travel supplier agreements, our compensation is based on the total amount of travel volume sold by both us and certain third parties, including TLS. If we are unable to include the TLS travel volume in the total amount of travel volume attributed to us under these travel supplier agreements, whether as a result of a termination of the TLSOA, any failure of the parties to renew the TLSOA upon expiration, or otherwise, our performance under these travel supplier agreements could be impacted, and our associated compensation reduced, which could adversely affect our business, financial condition and results of operations.

If we fail to develop new and innovative technologies or enhance our existing technologies and grow our systems and infrastructure in response to changing client demands and rapid technological change, our business may suffer.

The travel industry is subject to changing client preferences and demands relating to travel and travel-related services, including in response to constant and rapid technological change. These characteristics are changing at an even greater pace as travel providers seek to address client needs and preferences resulting from the COVID-19 pandemic. If we are unable to develop or enhance technology in response to such changes, products or technologies offered or developed by our competitors may render our services less attractive to travelers.

Our ability to provide best-in-class service to our travelers depends upon the use of sophisticated information technologies and systems, including technologies and systems used for reservation systems, communications, procurement and administrative systems. As our operations grow in both size and scope, we continuously need to improve and upgrade our systems and infrastructure to offer and provide support for an increasing number of travelers and travel providers enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure. We may fail to effectively scale and grow our systems and infrastructure to accommodate these increased demands. Further, our systems and infrastructure may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business, or could contain errors, bugs or vulnerabilities.

Our future success also depends on our ability to understand, adapt and respond to rapidly changing technologies in the travel industry that will allow us to address evolving industry standards and to improve the breadth, diversity and reliability of our services. For example, technological platforms that include the use of artificial intelligence (“AI”) to analyze known traveler data and preferences to develop a tailored travel plan are being developed. As they are in the early stages, we must understand and respond to the potential impacts of such technology.

We may not be successful, or may be less successful than our current or new competitors, in developing such technology, which would negatively impact our business and financial performance.

If we are not able to maintain existing systems, obtain new technologies and systems, or replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner, our business and operations could be materially adversely affected. Also, we may not achieve the benefits anticipated or required from any new technology or system or be able to devote financial resources to new technologies and systems in the future.

We rely on information technology to operate our business. System interruptions, defects and slowdowns, including with respect to information technology provided by third parties, may cause us to lose travelers or business opportunities or to incur liabilities.

We rely on IT systems to service our clients and enable transactions to be processed on our platforms. If we are unable to maintain and improve our IT systems and infrastructure, this may result in system interruptions, defects and slowdowns. In the event of system interruptions and/or slow delivery times, prolonged or frequent service outages or insufficient capacity that impedes us from efficiently providing services to travelers, we may lose travelers and revenue or incur liabilities. Further, errors, bugs, vulnerabilities, design defects, or technical limitations within our IT Systems may lead to negative experiences for our clients, compromised ability to perform services in a manner consistent with our terms, contracts, or policies, delayed product introductions or enhancements, compromised ability to protect the data of our users, other clients, employees and business partners and/or our intellectual property or other data, or reductions in our ability to provide some or all of our services.

Our IT systems are vulnerable to damage, interruption or fraudulent activity from various causes, any of which could have a material adverse impact on our business, financial condition or results from operations including:

●	power losses, computer systems defects or failure, errors, bugs or vulnerabilities, computer viruses and other contaminants, internet and telecommunications or data network failures, losses and corruption of data and similar events;
●	operator error, penetration by individuals seeking to disrupt operations, misappropriate information or perpetrate fraudulent activity and other physical or electronic breaches of security;
●	the failure of third party software, systems or services that we rely upon to maintain our own operations;
●	lack of cloud computing capabilities and other technical limitations; and
●	natural disasters, fires, pandemics, wars and acts of terrorism.

In addition, we are dependent upon software, equipment and services provided and/or managed by third parties in the operation of our business. We currently rely on a variety of third party systems, service providers and software companies, including GDSs and other electronic central reservation systems used by airlines, various channel managing systems and reservation systems used by other travel suppliers, as well as other technologies used by payment gateway providers. In particular, we rely on third parties for:

●	the hosting of our websites;
●	the hosting of websites of our travel suppliers, which we may rely on;
●	certain software underlying our technology platform;
●	transportation ticketing agencies to issue transportation tickets and travel assistance products, confirmations and deliveries;
●	assistance in conducting searches for airfares and to process air ticket bookings;
●	processing hotel reservations for hotels not connected to our management systems;

●	processing credit card, debit card and net banking payments;
●	providing computer infrastructure critical to our business;
●	providing after hours travel management services; and
●	providing client relationship management services.

Any disruption or failure in the software, equipment and services provided and/or managed by these third parties, or errors, bugs or vulnerabilities, could result in performance delays, outages or security breaches that could be harmful to our business. Generally, our third party IT service providers have disaster recovery and business continuity plans relating to the services provided to us. However, if certain system failures occur, we may not be able to switch to back-up systems immediately, and the time to fully recover could be prolonged.

In the event that the performance of such software, equipment or services provided and/or managed by third parties deteriorates or our arrangements with any of these third parties related to the provision and/or management of software, equipment or services are terminated, we may not be able to find alternative services, equipment or software on a timely basis, on commercially reasonable terms, or at all. Even if we are able to find alternative services, equipment or software, we may not be able to do so without significant cost or disruptions to our business, and our relationships with our travelers may be adversely impacted. Our failure to secure agreements with such third parties, or the failure of such third parties to perform under such agreements, may have a material adverse effect on our business, financial condition or results of operations.

We may have inadequate insurance coverage or insurance limits to compensate for losses from a major interruption, and remediation may be costly and have a material adverse effect on our operating results and financial condition. Any extended interruption or degradation in our technologies or systems could significantly curtail our ability to conduct our business and generate revenue.

Our use of “open source” software could adversely affect our ability to protect our proprietary software and subject us to possible litigation.

We use open source software in connection with our software development. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or demanding compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require licensees who distribute software containing, linking to or derived from open source software to make publicly available the source code of such distributed software, which in some circumstances could be valuable proprietary code, license our software for free or permit others to make derivative works based on such software. While we have implemented policies to ensure that no open source software is used in a manner that would require us to disclose our proprietary source code, license our software for free or permit others to make derivative works based on it, there can be no guarantee that such use could not inadvertently occur. Any requirement to disclose our proprietary source code, license it for free or license it for purposes of making derivative works, and any requirement to pay damages for breach of contract and/or intellectual property infringement may have a material adverse effect on our business, results of operations or financial condition, and could help our competitors develop services that are similar to or better than ours.

Our processing, storage, use and disclosure of personal data, including of travelers and our employees, exposes us to risks stemming from possible failure to comply with governmental law and regulation and other legal obligations.

In our processing of travel transactions, we or our travel suppliers and third party service providers collect, use, analyze and transmit a large volume of personal information. There are numerous laws with a significant impact on our operations regarding privacy, cyber security and the storage, sharing, use, analysis, processing, transfer, disclosure and protection of personal information and consumer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between states within a country or between countries. For example, the European General Data Protection Regulation, became effective on May 25, 2018, and has resulted and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU. The GDPR imposes numerous technical and operational obligations on processors and controllers of personal data and provides numerous protections for individuals in the EU, including, but not limited to, notification requirements for data breaches, the right to access personal information and the right to delete personal information. The GDPR provides data protection authorities with enforcement powers which include the ability to restrict processing activities and impose fines of up to 20 million

Euros or up to 4% of the annual global revenues of the infringer, whichever is greater. In addition, the GDPR imposes strict rules on the transfer of personal data out of the EU to a “third country,” including the U.S. (and, pending a potential adequacy decision by the European Data Protection Board, the UK, as further discussed below). These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. GBT, as a result of its relationship with American Express, currently has the benefit of the Binding Corporate Rules which govern inter-company international data transfers that are intended to achieve compliance with such data transfer rules. However, there is no guarantee that the Binding Corporate Rules will be deemed sufficient to achieve compliance with data protection legislation in each jurisdiction or that our relationship with American Express and the use of the Binding Corporate Rules will continue. In addition, we are currently in the process of transitioning to the use of our own Binding Corporate Rules and there is no guarantee that such transition will be successfully completed or be sufficient to achieve compliance with applicable data protection legislation.

Additionally, the UK’s exit from the EU has created uncertainty with regard to the regulation of data protection in the UK. The UK Data Protection Act contains provisions, including its own derogations, for how the GDPR is applied in the UK. The UK Data Protection Act has been enacted alongside the UK GDPR. From the beginning of 2021 (when the transitional period following Brexit expired), we have been required to continue to comply with GDPR and also the UK Data Protection Act and the UK GDPR, under which the applicable entities may be subject to fines for non-compliance that are of the same amount as provided for in the GDPR. The relationship between the UK and the EU remains uncertain, including, for example, the role of the UK’s supervisory authority and how data transfers between the UK and the EU and other jurisdictions will be treated. In February 2021, the European Commission proposed to issue the UK with an “adequacy” decision to facilitate the continued free flow of personal data from the EU member states to the UK. This decision is subject to the review and/or approval of the European Data Protection Board and a committee composed of EU member state representatives. More recently, in May 2021, the European Parliament issued a resolution asking the Commission to modify its draft decisions on whether or not the UK data protection is adequate and personal data can safely be transferred there. Accordingly, the UK currently remains a “third country” for the purposes of data transfers from the EU to the UK following the expiration of the personal data transfer grace period (from January 1, 2021) set out in the EU and UK Trade and Cooperation Agreement, unless the adequacy decision is adopted in favor of the UK. If an adequacy decision is not adopted in respect of the personal data transfers between the EU and the UK, then alternative contractual measures to transfer data to the UK from the EU will need to be implemented. These changes will increase our overall risk exposure, and we may also incur costs to comply with any new requirements and restrictions for data transfers.

Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive personal data. For example, in July 2020, the Court of Justice of the European Union invalidated the “EU-US Privacy Shield,” a framework for transfers of personal data from the European Economic Area to the United States. While the same CJEU decision considered and left intact the Standard Contractual Clauses, another mechanism to safeguard data transfers from the EU to third countries, including the U.S., reliance on SCCs is subject to enhanced due diligence on the data importer’s national laws, according to the CJEU. Additional measures may have to accompany the SCCs for a transfer to be compliant. If a new transatlantic data transfer framework is not adopted and we are unable to continue to rely on SCCs or validly rely upon other alternative means of data transfers from the European Economic Area or the United Kingdom to the U.S. and other countries where safeguards for transfers of personal data are required under the GDPR (and UK GDPR), we may be unable to operate material portions of our business in the European Economic Area or the United Kingdom as a result of the CJEU’s ruling and related guidance of competent European and national agencies, which would materially and adversely affect our business, financial condition, and results of operations. Additionally, if we are restricted from sharing data among our products and services, or if we are restricted from sharing data with our travel suppliers and third party service providers, it could affect our ability to provide our services or the manner in which we provide our services. Our current data transfer practices may also be more closely reviewed by supervisory authorities and could become subject to private actions.

In the U.S., the California Consumer Privacy Act became effective on January 1, 2020, and limits how we may collect and use personal information, including by requiring companies that process information relating to California residents to make disclosures to consumers about their data collection, use and sharing practices, provide consumers with rights to know and delete personal information and allow consumers to opt out of certain data sharing with third parties. The CCPA also creates an expanded definition of personal information, imposes special rules on the collection of consumer data from minors, and provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase the likelihood and cost of data breach litigation. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts. Further, the California Privacy Rights Act, which will go into effect in 2023, creates certain additional rights for California residents. For example, the CPRA creates the new category of “sensitive personal information,” which covers data types such as precise geolocation information, biometric information, race and ethnicity, and information regarding sex life or sexual orientation. The CPRA also creates new rights for California residents to direct a business to limit the use and disclosure of such information to that which is necessary to perform the services reasonably expected by the consumer and to request that a company correct inaccurate personal information that is retained by the company. The Virginia Consumer Data Protection Act, which will go into effect in 2023, gives new data protection rights to Virginia residents and imposes additional obligations on controllers and processors of consumer data similar to the CCPA and CPRA. Other states have signed into law or are considering legislation governing the handling of personal data, indicating a trend toward more stringent privacy legislation in the U.S. In addition to the existing framework of data privacy laws and regulations, the U.S. Congress, U.S. state legislatures and many states and countries outside the U.S. are considering new privacy and security requirements that would apply to our business. Compliance with current or future privacy, cyber security, data protection, data governance, account access and information and cyber security laws requires ongoing investment in systems, policies and personnel and will continue to impact our business in the future by increasing our legal, operational and compliance costs and could significantly curtail our collection, use, analysis, sharing, retention and safeguarding of personal information and restrict our ability to fully maximize our closed-loop capability, deploy data analytics or AI technology or provide certain products and services, which could materially and adversely affect our profitability. We or our third party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third party service providers’ business, results of operations or financial condition.

As a merchant that processes and accepts cards for payment, we have adopted and implemented internal controls over the use, storage and security of card data pursuant to the Payment Card Industry Data Security Standards. We assess our compliance with the PCI DSS rules on a periodic basis and make necessary improvements to our internal controls. If we fail to comply with these rules or requirements, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our clients, or facilitate other types of online payments, and our business and operating results could be adversely affected. For existing and future payment options we offer to both our corporate clients and travel suppliers, we may become subject to additional regulations and compliance requirements, including obligations to implement enhanced authentication processes, which could result in significant costs to us and our travel suppliers and reduce the ease of use of our payments options.

While we have taken steps to comply with privacy, cyber security, data protection, data governance, account access and information and cyber security laws and PCI-DSS, any failure or perceived failure by us, our third party service providers, our independent travel advisors or our partners or affiliates to comply with the privacy policies, privacy- or cyber security-related obligations to travelers or other third parties, or privacy- or cybersecurity-related legal obligations could result in potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions, monetary penalties and damages, ongoing regulatory monitoring and increased regulatory scrutiny, client attrition, diversion of management’s time and attention, decreases in the use or acceptance of our cards and damage to our reputation and our brand, all of which could have a material adverse effect on our business and financial performance. In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information and cyber security in the U.S., the EU and various other countries in which we operate.

Cybersecurity attacks or security breaches could adversely affect our ability to operate, could result in personal information and our proprietary information being lost, stolen, made inaccessible, improperly disclosed or misappropriated and may cause us to be held liable or subject to regulatory penalties and sanctions and to litigation (including class action litigation), which could have a material adverse effect on our reputation and business.

We, and our travel suppliers and third party service providers on our behalf, collect, use and transmit a large volume of personal information, which pose a tempting target for malicious actors who may seek to carry out cyber-attacks against us or our suppliers or service providers. The secure transmission of client information over the internet is essential in maintaining the confidence of travel suppliers and travelers. Substantial or ongoing data security breaches or cyber-attacks, whether instigated internally or externally on our system or other internet-based systems, expose us to a significant risk of loss, theft, the rendering inaccessible, improper disclosure or misappropriation of this information, and resulting regulatory actions, litigation (including class action litigation) and potential liability, damages and regulatory fines and penalties, and other related costs (including in connection with our investigation and remediation efforts), which could significantly affect our reputation and harm our business. Further, some of our third party service providers, travel suppliers and other third parties may receive or store information, including client information provided by us. Our travel suppliers currently require most travelers to pay for their transactions with their credit card, especially in the U.S. Increasingly sophisticated technological capabilities pose greater cybersecurity threats and could result in a cyber-attack or a compromise or breach of the technology that we use to protect client transaction data.

We incur material expense to protect against cyber-attacks and security breaches and their consequences, and we may need to increase our security-related expenditures to maintain or increase our systems’ security in the future. However, despite these efforts, our security measures may not prevent cyber-attacks or data security breaches from occurring, and we may ultimately fail to detect, or accurately assess the severity of, a cyber-attack or security breach or not respond quickly enough. In addition, to the extent we experience a cyber-attack or security breach, we may be unsuccessful in implementing remediation plans to address exposure and future harms. It is possible that computer circumvention capabilities, new discoveries or advances or other developments, which change frequently and often are not recognized until launched against a target, could result in a compromise or breach of client data, even if we take all reasonable precautions, including to the extent required by law. These risks are likely to increase as we expand our offerings, expand internationally, integrate our products and services, and store and process more data, including personal information and other sensitive data. Further, if any of our third party service providers, travel suppliers or other third parties with whom we share client data fail to implement adequate data-security practices or fail to comply with our terms and policies or otherwise suffer a network or other security breach, our clients’ information may be improperly accessed, used or disclosed. We maintain a comprehensive portfolio of insurance policies to meet both our legal obligations and to cover perceived risks within our business, including those related to cybersecurity. We believe that our coverage and the deductibles under these policies are adequate for the risks that we face.

If a party (whether internal, external, an affiliate or unrelated third party) is able to circumvent our data security systems or those of the third parties with whom we share client information or engage in cyber-attacks, such cyber-attacks or data breaches could result in such party obtaining our proprietary information, the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, our clients’ data and/or significant interruptions in our operations. Cyber-attacks and security breaches could also result in severe damage to our IT infrastructure, including damage that could impair our ability to offer our services. In addition, cyber-attacks or security breaches could result in negative publicity, damage our reputation, divert management’s time and attention, increase our expenditure on cybersecurity measures, expose us to risk of loss or litigation and possible liability, subject us to regulatory penalties and sanctions (and lead to further enhanced regulatory oversight), or cause travelers and potential travel suppliers to lose confidence in our security and choose to use the services of our competitors, any of which would have a material adverse effect on our brands, market share, results of operations and financial condition.

Third parties may claim that the operation of our business infringes on their intellectual proprietary rights. These claims could be costly to defend, result in injunctions and significant damage awards and limit our ability to use key technologies in the future (or require us to implement workarounds), which may cause us to incur significant costs, prevent us from commercializing our products and services or otherwise have a material adverse effect on our business.

In recent years, in the markets in which we operate, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity, as well as litigation, based on allegations of infringement, misappropriation or other violations of intellectual property. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We may be subject to claims of alleged infringement, misappropriation or other violation of the intellectual property rights of our competitors or other third parties in the operation of our businesses, including for our use of third party intellectual property rights or our internally developed or acquired intellectual property, technologies and content. We cannot guarantee we have not, do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others. If we were to discover that our products or services infringe, misappropriate or otherwise violate the intellectual property rights of others, we may need to obtain licenses or implement workarounds that could be costly. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to implement workarounds successfully. Moreover, if we are sued for infringement, misappropriation or other violation of a third party’s intellectual property rights and such claims are successfully asserted against us, we could be required to pay substantial damages or ongoing royalty payments or to indemnify our licensees, or could be enjoined from offering our products or services or using certain technologies or otherwise be subject to other unfavorable circumstances. Accordingly, our exposure to damages resulting from such claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of the Domesticated Acquiror Class A Common Stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims (regardless of their merit) and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

Our failure to adequately protect our intellectual property may negatively impact our ability to compete effectively against competitors in our industry.

Our success and ability to compete depend, in part, upon our intellectual property, including our brands, technology and database. In the U.S. and other jurisdictions, we rely on a combination of copyright, trademark, patent, and trade secret laws, as well as license and confidentiality agreements and internal policies and procedures to protect our intellectual property. Even with these precautions, however, it may be possible for another party to infringe, copy or otherwise obtain and use our owned or licensed intellectual property without our authorization or to develop similar intellectual property independently, particularly in those countries where effective trademark, domain name, copyright, patent and trade secret protection may not be available. Even where effective protection is available, policing unauthorized use of our intellectual property is difficult and expensive. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, could result in counterclaims challenging our ownership of intellectual property or its validity or enforceability or accusing us of infringement, and we may not prevail. We cannot be certain that the steps that we have taken or will take in the future will prevent misappropriation or infringement of intellectual property used in our business. Unauthorized use and misuse of our intellectual property or intellectual property we otherwise have the rights to use could reduce or eliminate any competitive advantage we have developed, potentially causing us to lose sales or actual or potential clients, or otherwise harm our business, resulting in a material adverse effect on our business, financial condition or results of operations, and we cannot assure you that legal remedies would adequately compensate us for the damage caused by unauthorized use.

Risks Relating to Regulatory, Tax and Litigation Matters

We are subject to taxes in many jurisdictions globally.

We are subject to a variety of taxes in many jurisdictions globally, including income taxes in the U.S. at the federal, state and local levels, and in many other countries. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. Because we operate globally, the nature of the uncertain tax positions is often very complex and subject to change, and the amounts at issue can be substantial. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals. Our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws in these jurisdictions, tax treaties between countries, our eligibility for benefits under those tax treaties, and the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income which would reduce our profitability.

We establish reserves for our potential liability for U.S. and non-U.S. taxes, including sales, occupancy and value-added taxes, consistent with applicable accounting principles and in light of all current facts and circumstances. These reserves represent our best estimate of our contingent liability for taxes. The interpretation of tax laws and the determination of any potential liability under those laws are complex, and the amount of our liability may exceed our established reserves.

New tax laws, statutes, rules, regulations or ordinances could be enacted at any time and existing tax laws, statutes, rules, regulations and ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us to pay additional tax amounts on a prospective or retroactive basis, as well as require us to pay fees, penalties or interest for past amounts deemed to be due. New, changed, modified or newly interpreted or applied laws could also increase our compliance, operating and other costs, as well as the costs of our products and services. For example, on December 22, 2017, the Tax Cuts and Jobs Act, was signed into law. The TCJA contains significant changes to the U.S. corporate income tax system, including a reduction of the federal corporate income tax rate from 35% to 21%, a limitation of the tax deduction for interest expense to 30% of adjusted taxable income (as defined in the TCJA), base erosion provisions related to intercompany foreign payments and global low-taxed income, a one-time taxation of offshore earnings at reduced rates in connection with the transition of U.S. international taxation from a worldwide tax system to a partially territorial tax system, the elimination of U.S. tax on foreign earnings (subject to certain important exceptions), and the modification or repeal of many business deductions and credits. It is possible that U.S. tax law will be further modified by the Biden administration by increasing corporate tax rates, eliminating or modifying some of the provisions enacted in the TCJA or other changes that could have an adverse effect on our operations, cash flows and results of operations and contribute to overall market volatility.

We may be subject to foreign investment and exchange risks.

Our functional and presentational currency is U.S. dollars and as a result, our consolidated financial statements are reported in U.S. dollars. We have acquired, and may in the future acquire, businesses that denominate their financial information in a currency other than the U.S. dollar and/or conduct operations or make sales in currencies other than U.S. dollars. When consolidating a business that has functional currency other than U.S. dollars, we will be required to translate the balance sheet and operational results of such business into U.S. dollars. Due to the foregoing, changes in exchange rates between U.S. dollars and other currencies could lead to significant changes in our reported financial results from period to period. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political or regulatory developments. We currently do not engage in foreign currency hedging activities and although we may seek to manage our foreign exchange exposure, including by active use of hedging and derivative instruments, we cannot assure you that such arrangements will be entered into or available at all times when we wish to use them or that they will be sufficient to cover the risk.

Increases in interest rates would increase the cost of servicing our debt and could reduce our profitability and limit our cash available to fund our growth strategy.

Our current financing arrangements (including the debt outstanding under the Senior Secured Credit Agreement) have, and any additional debt we subsequently incur may have, a variable rate of interest. Higher interest rates could increase debt service requirements on our current variable rate indebtedness even though the amount borrowed remains the same, and on any debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either or both of such events could materially and adversely affect our profitability, cash flows and results of operations.

In addition, a transition away from LIBOR as a benchmark for establishing the applicable interest rate may affect the cost of servicing our debt under the Senior Secured Credit Agreement. The Financial Conduct Authority of the UK (the “FCA”) (the authority that regulates LIBOR) has announced that it plans to phase out LIBOR by June 30, 2023. The United States Federal Reserve has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has identified the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. With respect to the loans under the Senior Secured New Tranche B-3 Term Loan Facilities, the Senior Secured Credit Agreement also provides a mechanic for LIBOR to be replaced by a SOFR-based rate upon (i) the FCA ceasing to provide LIBOR for U.S. Dollars or announcing that LIBOR is no longer representative or (ii) an early election by the borrower and the administrative agent under the Senior Secured Credit Agreement to transition from LIBOR. However, the implementation of such a replacement rate for the other credit facilities under the Senior Secured Credit Agreement may require further negotiation with the requisite lenders under such facilities. Although the Senior Secured Credit Agreement provides for alternative base rates, such alternative base rates may or may not be related to LIBOR and could be higher than LIBOR. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from the LIBOR benchmarks is anticipated in coming years. Accordingly, the outcome of these reforms is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to the phase-out of LIBOR could cause LIBOR to perform differently than in the past or cease to exist. The consequences of these developments and the phase-out of LIBOR cannot be entirely predicted but could include an increase in the cost of borrowings under the Senior Secured Credit Agreement.

We may hedge against certain interest rate risks by using hedging instruments such as swaps, caps, options, forwards, futures or other similar products. During the year ended December 31, 2021, we did not engage in interest rate hedging activities. In February 2022, in order to mitigate the financial impact of expected increases in interest rates, we entered into an interest rate swap for a notional amount of $600 million of debt for a period covering from March 2022 to March 2025. The terms of such swap are initially linked to LIBOR as the benchmark rate, with a SOFR-based rate replacing LIBOR as the benchmark rate for such swap commencing in June 2023. Although hedging instruments may be used to selectively manage risks, such instruments may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks, including in connection with the phase-out of LIBOR. In addition, we do not currently maintain interest rate swaps with respect to all of our variable-rate indebtedness.

Our business is subject to regulation in the U.S. and the other jurisdictions in which we operate, and any failure to comply with such regulations or any changes in such regulations could adversely affect us.

We are subject to various regulations in the U.S. and the international jurisdictions in which we operate. In addition, we maintain travel licenses and/or registrations in the jurisdictions that require them. We are required to renew our licenses, typically on an annual basis, and to do so, we must satisfy the licensee renewal requirements of each jurisdiction. Failure to satisfy any of the requirements to which our licensed entities are subject could result in a variety of regulatory actions ranging from a fine, a directive requiring remedial action, suspension of a license or, ultimately, revocation of a license.

We are subject to other laws and regulations on matters as diverse as anti-bribery and anti-corruption laws, internal controls over financial reporting, regulation by the DOT regarding the provision of air transportation, data privacy and protection, taxation, environmental protection, anti-trust, wage-and-hour standards, headcount reductions and employment and labor relations. In addition, certain of our clients have government contracts that subject them and us to governmental reporting requirements.

Additionally, as further described in “Business of GBT — Government Regulation,” because American Express is deemed to “control” PubCo for the purposes of the BHC Act, we are and will be subject to supervision, examination and regulation by the Federal Reserve. The Federal Reserve has broad examination and enforcement power, including the power to impose substantial fines, limit dividends and other capital distributions, restrict our operations and acquisitions and require divestitures. As noted above, American Express is a bank holding company. In addition, American Express has elected to become a financial holding company, and as such it is authorized to engage in a broader range of financial and related activities. In order to remain eligible for financial holding company status, American Express must meet certain eligibility requirements. We and American Express engage in various activities permissible only for bank holding companies that have elected to become financial holding companies, including, in particular, providing travel agency services. If a bank holding company fails to continue to meet eligibility requirements for financial holding company status, including as a result of actions by entities that are deemed “controlled” for BHC Act purposes, the financial condition and results of operations of the bank holding company could be adversely affected, they may be restricted in their ability to engage in certain business activities or acquisitions, and ultimately, they could be required to discontinue certain activities permitted for financial holding companies or that rely on financial holding company status. Any of the foregoing, to the extent it occurs to us, could compromise our competitive position, particularly to the extent our competitors may not be subject to these same regulations. In addition, because acquisitions have been and are expected to continue to be a critical part of our growth strategy, any such limitations on our ability to engage in acquisition activity could inhibit our future growth and have a materially adverse effect on our business, financial condition or results of operations (See “Risk Factors — Risks Relating to Employee Matters, Managing Our Growth and “Risk Factors — Other Risks Relating to Our Business”). We may be unable to identify and consummate new acquisition opportunities, which would significantly impact our growth strategy” above for more information.

Supervision efforts and the enforcement of existing laws and regulations impact the scope and profitability of our existing business activities, limit our ability to pursue certain business opportunities and adopt new technologies, compromise our competitive position, and affect our relationships with partners, merchants, vendors and other third parties. Moreover, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, such regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with the then current regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. New laws or regulations could similarly affect our business, increase our costs of doing business and require us to change certain of our business practices and invest significant management attention and resources, all of which could adversely affect our results of operations and financial condition.

If we fail to satisfy regulatory requirements, our financial condition and results of operations could be adversely affected, and we may be restricted in our ability to take certain capital actions (such as declaring dividends or repurchasing outstanding shares) or engage in certain business activities or acquisitions, which could compromise our competitive position.

Our international operations are also subject to local government laws, regulations and procurement policies and practices which may differ from U.S. government regulations.

For example, in Europe, computerized reservation systems regulations or interpretations of regulations may:

●	increase our cost of doing business or lower our revenue;
●	limit our ability to sell marketing data;

●	impact relationships with travel agencies, airlines, rail companies, or others, impair the enforceability of existing agreements with travel agencies and other users of our system;
●	prohibit or limit us from offering services or products; or
●	limit our ability to establish or change fees.

In addition, certain foreign jurisdictions are considering regulations intended to address the issue of “overtourism,” including by restricting access to city centers or popular tourist destinations or limiting accommodation offerings in surrounding areas, such as by restricting the construction of new hotels or the renting of homes or apartments. Such regulations could adversely affect travel to, or our ability to offer accommodations in, such markets, which could negatively impact our business, growth and results of operations.

Similarly, companies we acquired may not have been subject to U.S. laws until we acquired them. Until we are able to fully integrate our compliance processes into the operations of such acquired companies, we are at risk of the acquired company’s failure to comply with U.S. laws, rules and regulations. Failure by us and our subsidiaries to comply with these laws could subject us to government investigations, civil and criminal penalties and reputational harm, which could have a material adverse effect on our consolidated operating results and financial position.

Further, we rely on third parties that we do not control, including travel suppliers, strategic partners, third party service providers and affiliates. If these third parties fail to meet our requirements or standards or the requirements or standards of applicable laws or governmental regulations, it could damage our reputation, make it difficult for us to operate some aspects of our business, or expose us to liability for their actions which could have an adverse impact on our business and financial performance.

We are subject to anti-corruption, anti-money laundering, and economic sanctions laws and regulations in the jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control. Failure to comply with these laws and regulations could negatively impact our business, results of operations and financial condition.

Civil and criminal penalties may be imposed for violations of the FCPA, anti-money laundering laws and regulations, and regulations administered and enforced by OFAC and similar laws and regulations. Although we have policies in place with respect to compliance with the FCPA and similar laws, anti-money laundering laws and economic sanctions laws and regulations, we cannot assure you that our directors, officers, employees and agents will comply with those laws and our policies, and we may be held responsible for any such non-compliance. If we or our directors or officers violate such laws or other similar laws governing the conduct of our business (including local laws), we or our directors may be subject to criminal and civil penalties or other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition and results of operations. Any investigation of any actual or alleged violations of such laws could harm our reputation or have an adverse impact on our business, financial condition and results of operations.

Economic sanctions and embargo laws and regulations, such as those administered and enforced by OFAC, vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. We cannot assure you that we will be in compliance with such laws, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.

In the future, we may acquire companies with business operations outside of the U.S., some of which may not have previously been subject to certain U.S. laws and regulations, including the FCPA, OFAC, or other anti-corruption, anti-money laundering and economic sanctions laws applicable to us. We may be held responsible for any violations of such laws by an acquired company that occurred prior to our acquisition, or subsequent to the acquisition but before we are able to institute our compliance procedures. The process of integrating an acquired company’s business into our operations is challenging, and we may have difficulty in implementing compliance procedures for newly applicable anti-corruption and economic sanctions laws.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the U.S.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

We are and, from time to time we may be, involved in legal proceedings and may experience unfavorable outcomes, which could affect our business and results of operations.

We are, and in the future, may be, subject to material legal proceedings in the course of our business, including, but not limited to, actions relating to contract disputes, business practices, intellectual property and other commercial and tax matters. Such legal proceedings may involve claims for substantial amounts of money or for other relief or might necessitate changes to our business or operations, and the defense of such actions may be both time consuming and expensive. Further, if any such proceedings were to result in an unfavorable outcome, it could result in reputational damage and have a material adverse effect on our business, financial position and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of the Domesticated Acquiror Class A Common Stock.

Investments in us may be subject to foreign investment screening regulations which may impose conditions or limitations on certain investors.

Many jurisdictions continue to strengthen their foreign direct investment (“FDI”) screening regimes, and investments and transactions may be subject to review by FDI regulators if such investments are perceived to implicate national security policy priorities. Any review and approval of an investment or transaction by an FDI regulator may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. FDI regulatory policies and practices are rapidly evolving, and in the event that an FDI regulator reviews the Business Combination, there can be no assurances that the Business Combination will be able to proceed on the terms currently proposed. An FDI regulator may seek to prevent the Business Combination, require the divestiture of some or all of our business operations, impose requirements on the management, control and conduct of our business, or impose limitations or restrictions on, or prohibit, investments by certain investors.

Risks Relating to our Organization and Structure

We conduct certain of our operations through joint ventures where we are generally the majority owner, but in some cases, we have only a minority interest. Disagreements with our partners could adversely affect our interest in the joint ventures.

In the course of executing our acquisition strategy, we have, and in the future may, acquire majority or minority interests in acquired businesses or their affiliates. Although we will seek to assume or maintain corporate control over such entities, including responsibility for the day-to-day operations of these businesses, we have not, and may not in the future, always be able to accomplish such control. In addition, we have not always been able, and in the future may not always be able, to structure such arrangements in a manner that allows us to acquire the interests not owned by us. In addition, in some instances, such majority or minority interest holder may have the right to purchase our interest in such joint venture whether or not we consent. As a result, any disagreements with our partners could result in a disruption to our business and operations.

Where we hold a minority interest in a joint venture, we may not be able to control such company’s operations or compliance with applicable laws or regulations. If we have a disagreement with a joint venture partner with respect to a particular issue, or as to the management or conduct of the business of the joint venture, we may not be able to resolve such disagreement in our favor. Disputes may occur with respect to joint ventures, and any such disagreement could have a material adverse effect on our interest in the joint venture, the business of the joint venture or the portion of our growth strategy related to the joint venture.

The interests of the Continuing JerseyCo Owners may not always coincide with our interests or the interests of our other stockholders, and may result in conflicts of interest.

The interests of the Continuing JerseyCo Owners may not always coincide with the Company’s interests or the interests of our other stockholders. The Continuing JerseyCo Owners may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, immediately following the Business Combination and the application of net proceeds therefrom, the Continuing JerseyCo Owners will own 100% of the outstanding OpCo B Ordinary Shares, which represent a majority of the economic interests in GBT. Because the Continuing JerseyCo Owners hold their economic ownership interest in our business through GBT, rather than through PubCo, the Continuing JerseyCo Owners may have conflicting interests with the holders of Domesticated Acquiror Class A Common Stock. In addition, the structuring of future transactions may take into consideration the tax or other considerations of the Continuing JerseyCo Owners even where no similar benefit would accrue to us.

As a result of these risks, the market price of the Domesticated Acquiror Class A Common Stock could decline or stockholders might not receive a premium over the then-current market price of the Domesticated Acquiror Class A Common Stock upon a change in control.

Following the consummation of the Business Combination, PubCo will become a holding company, PubCo’s principal asset will be an equity interest in GBT and PubCo’s ability to pay taxes and expenses will depend on distributions made by its subsidiaries and may be otherwise limited by our structure and the terms of our existing and future indebtedness.

PubCo will become a holding company with no operations and will rely on GBT to provide PubCo with funds necessary to meet any financial obligations. Upon the consummation of the Business Combination, PubCo’s principal asset will be the OpCo A Ordinary Shares. As such, PubCo will have no independent means of generating revenue or cash flow. PubCo’s ability to pay taxes and expenses will depend on the financial results and cash flows of GBT and its subsidiaries and the distributions PubCo receives from GBT. Deterioration in the financial condition, earnings or cash flow of GBT and its subsidiaries for any reason could limit or impair GBT’s ability to pay such distributions.

GBT will be treated as a flow-through entity for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its OpCo A Ordinary Shares and OpCo B Ordinary Shares. Pursuant to the New Shareholders Agreement and in accordance with the Companies (Jersey) Law 1991, GBT will make (x) cash distributions to PubCo in an amount sufficient to enable PubCo to satisfy its liabilities for taxes, as reasonably determined by the PubCo Board, and (y) proportionate cash distributions to its other shareholders.

PubCo will incur taxes and other expenses incidental to its functions as a public company which could be significant. We expect GBT to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow PubCo to pay its taxes and operating expenses. However, GBT’s ability to make such distributions may be subject to various limitations and restrictions, including, but not limited to, restrictions in our debt documents, the availability of sufficient cash and appropriate reserves for working capital, and the applicable provisions of Jersey law including, but not limited to, the obligation of the GBT Board to declare a 12-month forward looking cash flow solvency statement in accordance with the Companies (Jersey) Law 1991, prior to the declaration of a distribution. Subsidiaries of GBT are also generally subject to similar or other types of legal limitations on their ability to make distributions that would have the effect of rendering them insolvent.

If PubCo does not have sufficient funds to pay tax or other liabilities or to fund its other expenses (as a result of GBT’s failure to make distributions or its inability to do so due to various limitations and restrictions), we may need to obtain additional financing. There is no assurance that such financing would be available to us on acceptable terms or at all and thus our liquidity and financial condition could be materially and adversely affected (See “Risk Factors — Risks Relating to Our Dependence on Third Parties”). We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.

The OpCo A Ordinary Shares will be freely transferrable.

In most businesses operating under an Up-C structure, the voting equity of the operating company held by the public company cannot be transferred without the consent of the holders of non-voting equity of the operating company, which ensures that, without the requisite consent, the public company will remain the sole owner of the voting shares of the operating company. However, the OpCo A Ordinary Shares, all of which will be held by PubCo immediately following the Closing, will not be subject to any contractual restrictions on transfer (See “Proposal No. 3 — The Business Combination Proposal” and “Summary — Combined Business Summary” for more information about the post-Closing ownership structure). While PubCo does not intend to sell, transfer or otherwise dispose of any OpCo A Ordinary Shares, PubCo will have the right to sell, transfer or otherwise dispose of some or all of the OpCo A Ordinary Shares, subject to applicable law, including the fiduciary duties of PubCo directors under Delaware law and Section 271 of the DGCL, which requires the approval of holders of a majority of the outstanding stock of PubCo entitled to vote thereon in order for PubCo to sell, lease or exchange all or substantially all of its property and assets.

If PubCo transfers some or all of the OpCo A Ordinary Shares, the “mirrored” capital structure and ownership of PubCo and GBT, which is typical in Up-C structures, would no longer apply. In addition, PubCo would no longer hold 100% of the voting power of GBT, which could impact the election of the GBT Board and the management of GBT.

In certain circumstances, GBT will be required to make distributions to PubCo and the Continuing JerseyCo Owners and the distributions that GBT will be required to make may be substantial.

GBT will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to the owners of GBT, including PubCo. Pursuant to the New Shareholders Agreement, GBT will agree to make pro rata cash distributions, or tax distributions, to the owners of OpCo A Ordinary Shares and OpCo B Ordinary Shares, in amounts intended to be sufficient to enable PubCo to satisfy its liabilities for taxes, as reasonably determined by the PubCo Board, subject to various limitations and restrictions, including, but not limited to, restrictions in our debt documents, the availability of sufficient cash and appropriate reserves for working capital, and the applicable provisions of Jersey law.

Funds used by GBT to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that GBT will be required to make may be substantial, and may exceed (as a percentage of GBT taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be made pro rata, these payments may significantly exceed the actual tax liability for the Continuing JerseyCo Owners.

PubCo may receive tax distributions significantly in excess of PubCo’s tax liabilities. To the extent we were not to distribute such cash balances as dividends on the Domesticated Acquiror Class A Common Stock and instead, for example, held such cash balances or loaned them to GBT, the Continuing JerseyCo Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Domesticated Acquiror Class A Common Stock following an exchange of their OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — GBT Amended and Restated M&A and New Shareholders Agreement” and “Proposal No. 3 — The Business Combination Proposal — Post-Business Combination Ownership Structure”). However, we currently expect to adopt a dividend policy pursuant to which we would pay a dividend on the Domesticated Acquiror Class A Common Stock in the amount of any such cash balances in order to maintain the intended economic relationship between the shares of the Domesticated Acquiror Class A Common Stock and the OpCo B Ordinary Shares. The payment of any dividends, however, is at the discretion of the PubCo Board and we have no obligation to pay any dividend. Furthermore, our ability to pay dividends is limited by the Senior Secured Credit Agreement and may be limited by covenants under other indebtedness we and our subsidiaries incur in the future, as well as other limitations and restrictions imposed by law. Pursuant to the Senior Secured Credit Agreement, so long as GBT is treated as a partnership or a disregarded entity for U.S. federal income tax purposes, GBT may make Tax Distributions (as defined and set forth in the New Shareholders Agreement after the effectiveness thereof), subject to certain limitations on future amendments, if any, to the New Shareholders Agreement and certain restrictions on making Tax Distributions with respect to any income included under Section 965(a) of the Code. If PubCo becomes a guarantor under the Senior Secured Credit Agreement, then its ability to make dividends on the Domesticated Acquiror Class A Common Stock in the amount of any excess cash balances from such tax distributions, as well as certain other cash dividends, would be subject to fixed-dollar caps set forth in the Senior Secured Credit Agreement in the event that the total leverage ratio (calculated in a manner set forth in the Senior Secured Credit Agreement) would be greater than 3.00:1.00 after giving pro forma effect to such dividends. If PubCo does not become a guarantor, then the ability of its subsidiaries to make certain cash dividends to PubCo will be subject to similar restrictions. For additional information, see “Market Price, Ticker Symbol and Dividend Information — Dividend Policy.”

Upon consummation of the Business Combination, the rights of the holders of Domesticated Acquiror Common Stock arising under the DGCL will differ from and may be less favorable to the rights of Acquiror Cayman Shareholders arising under Cayman Islands law.

Upon consummation of the Business Combination, the rights of holders of Domesticated Acquiror Common Stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Cayman Islands Companies Act, and, therefore, some rights of the holders of Domesticated Acquiror Common Stock could differ from the rights that Acquiror Cayman Shareholders currently possess. For instance, while class action lawsuits are not provided for under the Cayman Islands Companies Act, such actions are generally available under Delaware law. This change could increase the likelihood that PubCo becomes involved in costly litigation, which could have a material adverse effect on PubCo (See “Proposal No. 1 — The Domestication Proposal”).

The classification of the PubCo Board may have anti-takeover effects, including discouraging, delaying or preventing a change of control.

The PubCo Board will consist of three classes of directors with staggered, three-year terms. The presence of a classified board could have anti-takeover effects, including discouraging a third party from making a tender offer for Domesticated Acquiror Common

Stock or attempting to obtain control of PubCo, even when stockholders may consider such a takeover to be in their best interests. It could also delay stockholders who disapprove of the performance of the PubCo Board from changing a majority of the PubCo Board through a single proxy contest.

Delaware law, the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of holders of Domesticated Acquiror Class A Common Stock to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Acquiror Delaware Certificate and the Bylaws of PubCo substantially in the form attached to this proxy statement/prospectus as Annex A and Annex B adopted in connection with the Domestication differ from the Existing Organizational Documents. Among other differences, the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the PubCo Board and therefore depress the trading price of Domesticated Acquiror Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the PubCo Board, or taking other corporate actions, including effecting changes in management. Among other things, the Acquiror Delaware Certificate and Acquiror Delaware Bylaws include provisions regarding:

●	the ability of the PubCo Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	the limitation of the liability of, and the indemnification of, PubCo’s directors and officers;
●	the right of the PubCo Board to elect a director to fill a vacancy created by the expansion of or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the PubCo Board (unless a shareholder meeting is called by the PubCo Board for this purpose);
●	the inability of holders of Domesticated Acquiror Class A Common Stock to act by written consent in lieu of a meeting;
●	the requirement that a special meeting of stockholders may be called only by the PubCo Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	the procedures for the conduct and scheduling of the PubCo Board and stockholder meetings;
●	the ability of the PubCo Board to amend the Acquiror Delaware Bylaws, which may allow the PubCo Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Acquiror Delaware Bylaws to facilitate an unsolicited takeover attempt;
●	the establishment of a supermajority stockholder vote requirement of 66⅔% of outstanding shares entitled to vote generally to remove directors, amend the Acquiror Delaware Certificate or amend the Acquiror Delaware Bylaws; and
●	advance notice procedures with which stockholders must comply to nominate candidates to the PubCo Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the composition of the PubCo Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of PubCo.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in PubCo’s Board or management. In addition, although we will elect not to be governed by Section 203 of the DGCL, the Acquiror Delaware Certificate will include similar provisions that generally prohibit us from engaging in any of a broad range of business combinations with an interested stockholder for a period of 3 years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by the PubCo Board and the affirmative vote of at least 66⅔% of PubCo’s outstanding voting stock (other than such stock owned by the interested shareholder). This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to PubCo’s stockholders. Further, other provisions of Delaware law, the Acquiror Delaware Certificate or Acquiror Delaware Bylaws may also discourage, delay or prevent someone from acquiring or merging with PubCo.

The form of the Acquiror Delaware Certificate is attached as Annex A to this proxy statement/prospectus, and the form of the Acquiror Delaware Bylaws is attached as Annex B to this proxy statement/prospectus, and we urge you to read each of them. In addition, (a) the provisions of the New Shareholders Agreement, as described below, provide the stockholders party thereto with certain board nomination rights; and (b) the provisions of the Registration Rights Agreement, as described below, provide the stockholders party thereto with certain piggyback rights. Both the board representation rights and piggy back rights could have the effect of delaying or preventing a change in control.

The Acquiror Delaware Certificate will not limit the ability of the Sponsor to compete with PubCo.

The Sponsor and its affiliates engage in a broad spectrum of activities, including investments in travel and tourism. In the ordinary course of their business activities, the Sponsor and its affiliates may engage in activities where their interests conflict with PubCo’s interests or those of its stockholders. The Sponsor and its affiliates also may pursue, in their capacities other than as directors of PubCo, acquisition opportunities that may be complementary to PubCo’s business, and, as a result, those acquisition opportunities may not be available to PubCo. In addition, the Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to other shareholders.

Risks Relating to the Business Combination and Ownership of the Domesticated Acquiror Class A Common Stock

An active trading market for the Domesticated Acquiror Class A Common Stock may never develop or be sustained, which may cause shares of the Domesticated Acquiror Class A Common Stock to trade at a discount to the price implied by the Business Combination and make it difficult to sell shares of Domesticated Acquiror Class A Common Stock.

We expect to list the Domesticated Acquiror Class A Common Stock on the NYSE under the symbol “GBTG.” However, we cannot assure you that an active trading market for the Domesticated Acquiror Class A Common Stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for the Domesticated Acquiror Class A Common Stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of the Domesticated Acquiror Class A Common Stock when desired or the prices that you may obtain for your shares. Additionally, the Domesticated Acquiror Class A Common Stock likely will not be eligible to be included in certain stock indices because of our dual class voting structure. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P, Dow Jones and FTSE Russell have each announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares from being added to these indices.

The market price of the Domesticated Acquiror Class A Common Stock may be volatile and fluctuate substantially, which could cause the value of your investment to decline.

The trading price of the Domesticated Acquiror Class A Common Stock following the Business Combination is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in the Domesticated Acquiror Class A Common Stock. Factors that could cause fluctuations in the trading price of the Domesticated Acquiror Class A Common Stock include the following:

●	price and volume fluctuations in the overall stock market from time to time;
●	volatility in the trading prices and trading volumes of travel industry stocks;
●	changes in operating performance and stock market valuations of other travel companies generally, or those in our industry in particular;
●	sales of shares of the Domesticated Acquiror Class A Common Stock by stockholders or by us;
●	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;
●	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

●	announcements by us or our competitors of new offerings or platform features;
●	the public’s reaction to our press releases, other public announcements and filings with the SEC;
●	rumors and market speculation involving us or other companies in our industry;
●	actual or anticipated changes in our results of operations or fluctuations in our results of operations;
●	the COVID-19 pandemic and its impact on the travel industry;
●	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
●	developments or disputes concerning our intellectual property or other proprietary rights;
●	announced or completed acquisitions of businesses, services or technologies by us or our competitors;
●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in our management;
●	economic instability in the global financial markets and slow or negative growth of our markets, including as a result of Russia’s invasion of Ukraine; and
●	other factors described in this “Risk Factors” section.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of the Domesticated Acquiror Class A Common Stock, the market price and trading volume of the Domesticated Acquiror Class A Common Stock could decline.

The trading market for the Domesticated Acquiror Class A Common Stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of the Domesticated Acquiror Class A Common Stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of the Domesticated Acquiror Class A Common Stock, the price of the Domesticated Acquiror Class A Common Stock could decline. If one or more of these analysts cease to cover the Domesticated Acquiror Class A Common Stock, we could lose visibility in the market for the Domesticated Acquiror Class A Common Stock, which in turn could cause our stock price to decline.

We will incur significant increased costs as a result of the Business Combination and as a result of being a public company, and our management will be required to devote substantial time to new compliance initiatives.

We will incur significant transaction costs in connection with the Business Combination. We and APSG have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by us at the closing of the Business Combination.

As a public company, we will incur significant legal, accounting and other expenses that GBT did not incur as a private company. While we are investing heavily in upgrading our financial systems, we expect these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Additionally, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies that did not previously apply to GBT, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE, will increase the costs and the time that must be devoted to compliance matters. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on the PubCo Board, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of the Domesticated Acquiror Class A Common Stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our failure to maintain effective internal controls over financial reporting could harm us.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal controls over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant’s financial reporting. We cannot assure you that material weaknesses and control deficiencies will not be discovered in the future. Our failure to maintain effective disclosure controls and internal controls over financial reporting could have an adverse effect on our business and could cause investors to lose confidence in our financial statements, which could cause a decline in the price of the Domesticated Acquiror Class A Common Stock, and we may be unable to maintain compliance with the NYSE listing standards.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of the Domesticated Acquiror Class A Common Stock to drop significantly, even if PubCo’s business is doing well.

The sale of substantial amounts of shares of the Domesticated Acquiror Class A Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of the shares of the Domesticated Acquiror Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon consummation of the Business Combination, the PIPE Investors will own 33.5 million of the outstanding shares of PIPE Securities. While the PIPE Investors will agree, and will continue to be subject, to certain restrictions regarding the transfer of PIPE Securities, these shares may be sold after the expiration of the lock-up restrictions (if applicable). We will file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of the PIPE Securities from time to time. We will also enter into the Registration Rights Agreement, which will require us to register under the Securities Act all the shares of Domesticated Acquiror Class A Common Stock held, or issuable upon exchange, by the parties to the Registration Rights Agreement. The PIPE Securities and other Domesticated Acquiror Class A Common Stock that may be registered pursuant to the Registration Rights Agreement (which, together, we expect to be approximately 461 million shares as of Closing) will also be available for the sale in the open market upon such registration. As restrictions on resale end and the registration statements are available for use, the market price of the Domesticated Acquiror Class A Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Future issuances of the Domesticated Acquiror Class A Common Stock or rights to purchase the Domesticated Acquiror Class A Common Stock, including pursuant to our equity incentive plan, in connection with acquisitions or otherwise, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

After the Closing, we would have approximately 2,461,698,750 shares of Domesticated Acquiror Class A Common Stock authorized but unissued, assuming that no shares of Acquiror Cayman Class A Ordinary Shares are redeemed from the public stockholders, or approximately 2,542,879,750 shares of Domesticated Acquiror Class A Common Stock authorized but unissued, assuming maximum redemptions. The Acquiror Delaware Certificate and the applicable provisions of the DGCL authorize us to issue these shares of Domesticated Acquiror Class A Common Stock and options, rights, warrants and appreciation rights relating to Domesticated Acquiror Class A Common Stock for the consideration and on the terms and conditions established by the PubCo Board in its sole discretion, whether in connection with acquisitions, or otherwise.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of the Domesticated Acquiror Class A Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of the Domesticated Acquiror Class A Common Stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of the Domesticated Acquiror Class A Common Stock bear the risk that our future offerings may reduce the market price of the Domesticated Acquiror Class A Common Stock and dilute their percentage ownership.

We do not currently intend to pay cash dividends on the Domesticated Acquiror Class A Common Stock, so any returns will be substantially limited to the value of the Domesticated Acquiror Class A Common Stock.

We have no current plans to pay any cash dividends on the Domesticated Acquiror Class A Common Stock. The declaration, amount and payment of any future dividends on shares of the Domesticated Acquiror Class A Common Stock will be at the sole discretion of the PubCo Board. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends from future earnings for the foreseeable future. In addition, our ability to pay dividends is limited by the Senior Secured Credit Agreement and may be limited by covenants under other indebtedness we and our subsidiaries incur in the future, as well as other limitations and restrictions imposed by law. As a result, you may not receive any return on an investment in the Domesticated Acquiror Class A Common Stock unless you sell the Domesticated Acquiror Class A Common Stock at a greater price than that which you paid for it.

If PubCo’s voting power continues to be highly concentrated, it may prevent minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the Business Combination and the application of the net proceeds from this Business Combination, the Continuing JerseyCo Owners and their affiliates will control a majority of PubCo’s voting power as a result of their ownership of Domesticated Acquiror Class B Common Stock. Moreover, the New Shareholders Agreement will contain provisions relating to the corporate governance of PubCo. Even when the Continuing JerseyCo Owners and their affiliates cease to own shares of PubCo’s common stock representing a majority of the voting power, for so long as the Continuing JerseyCo Owners continue to own a significant percentage of its common stock, the Continuing JerseyCo Owners will still be able to significantly influence the composition of the PubCo Board and the approval of actions requiring stockholder approval through their combined voting power. Accordingly, the Continuing JerseyCo Owners and their affiliates will have significant influence with respect to our management, significant operational and strategic decisions, business plans and policies through their voting power and their rights under the New Shareholders Agreement. Further, the Continuing JerseyCo Owners and their affiliates, through their combined voting power and their rights under the New Shareholders Agreement, may be able to cause or prevent a change of control of our company or a change in the composition of the PubCo Board and could preclude any unsolicited acquisition of our company. This concentration of voting power could deprive you of an opportunity to receive a premium for your shares of Domesticated Acquiror Class A Common Stock as part of a sale of our company and ultimately may negatively affect the market price of the Domesticated Acquiror Class A Common Stock.

The Continuing JerseyCo Owners and their affiliates engage in a broad spectrum of activities. Subject to certain restrictions on competition contained in the New Shareholders Agreement, in the ordinary course of their business activities, the Continuing

JerseyCo Owners and their affiliates may engage in activities where their interests conflict with our interests, your interests or those of our other stockholders.

The Acquiror Delaware Certificate and Acquiror Delaware Bylaws will also provide that the Delaware Court of Chancery will be the sole and exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

The Acquiror Delaware Certificate will provide that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any (a) derivative action or proceeding brought on behalf of PubCo, (b) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of PubCo to PubCo or PubCo’s stockholders, or any claim for aiding and abetting such alleged breach, (c) action asserting a claim arising under any provision of the DGCL, Acquiror Delaware Certificate or the Acquiror Delaware Bylaws or as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, (d) action to interpret, apply, enforce or determine the validity of the Acquiror Delaware Certificate or the Acquiror Delaware Bylaws, (e) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware or (f) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The Acquiror Delaware Certificate will further provide that (i) such exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless PubCo consents in writing to the section of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the exclusive-forum provision of the Acquiror Delaware Certificate. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in the Acquiror Delaware Certificate to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

The Domesticated Acquiror Class A Common Stock is and will be subordinate to all of our existing and future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of the Domesticated Acquiror Class A Common Stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of the Domesticated Acquiror Class A Common Stock may become subject to the prior dividend and liquidation rights of holders of any series of preferred stock that the PubCo Board may designate and issue without any action on the part of the holders of the Domesticated Acquiror Class A Common Stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders.

Risks Relating to the Business Combination and APSG

The APSG Founders have potential conflicts of interest in recommending that the APSG Shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus.

In considering the recommendation of the APSG Board to vote in favor of approval of the Shareholder Proposals, APSG Shareholders should keep in mind that the Sponsor and the officers and directors of APSG have financial and other interests in such proposals that are different from, or in addition to, those of the APSG Shareholders generally, which may result in a conflict of interest on the part of one or more of them between what they may believe is in the best interests of APSG and the APSG Shareholders and what they may believe is best for them. In particular:

●	If APSG does not consummate a business combination by October 6, 2022 (or by January 6, 2023 if APSG has executed a letter of intent, agreement in principle or definitive agreement for APSG’s initial business combination by October 6, 2022) (unless such date is extended in accordance with the Existing Organizational Documents), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Acquiror Cayman Class A Ordinary Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Founder Shares would be worthless because following the redemption of the Acquiror Cayman Class A Ordinary Shares, APSG would likely have few, if any, net assets and because the holders of our Acquiror Cayman Class B Ordinary Shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Acquiror Cayman Class B Ordinary Shares if we fail to complete a business combination within the required period. The 20,420,250 shares of Domesticated Acquiror Class A Common Stock that the holders of Acquiror Cayman Class B Ordinary Shares will hold following the Business Combination, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per Acquiror Cayman Class A Ordinary Share on the NYSE on , the most recent closing price. As discussed below, the Sponsor paid no consideration for such Acquiror Cayman Class B Ordinary Shares.
●	The Sponsor purchased an aggregate of 12,224,134 Acquiror Cayman Private Placement Warrants, each exercisable to purchase one Acquiror Cayman Class A Ordinary Share at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, and such Acquiror Cayman Private Placement Warrants will expire and be worthless if a business combination is not consummated within 24 months of the consummation of the IPO (or within 27 months of the consummation of the IPO if APSG has executed a letter of intent, agreement in principle or definitive agreement for APSG’s initial business combination within 24 months of the consummation of the IPO) (unless such date is extended in accordance with APSG’s Existing Organizational Documents). The Acquiror Cayman Private Placement Warrants had an aggregate market value of approximately $ based upon the closing price of $ per Acquiror Cayman Public Warrants on the NYSE on .
●	In October 2008, APSG was formed by Holdings, at which point, one ordinary share was issued in exchange for the payment of operating and formation expenses of APSG. In August 2020, Holdings transferred its ownership in APSG, consisting of one ordinary share, to the Sponsor for no consideration and shortly thereafter, completed a share split of its ordinary shares and following the consummation of the IPO, 20,345,250 Acquiror Cayman Class B shares were outstanding. As a result, the Sponsor may earn a positive rate of return on its investment even if the share price of Domesticated Acquiror Class A Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the Public Shareholders experience a negative rate of return and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to the Public Shareholders, rather than liquidate.
●	APSG’s independent directors each received 25,000 Founder Shares prior to the IPO at a price of $0.00087 per share. The 25,000 Founder Shares currently held by each director, if unrestricted and freely tradeable, would be valued at $250,000, based on an assumed $10.00 per share value. As a result of the significantly lower investment value per share of APSG’s independent directors as compared with the investment per share of the Public Shareholders, a transaction which results in an increase in the value of the investment for the APSG independent directors may result in a decrease in the value of the investment of the Public Shareholders. Founder Shares do not have the redemption rights of Public Shares if APSG is unable to complete its initial business combination by October 6, 2022, nor will they receive any liquidating distributions if APSG liquidates.
●	APSG’s existing directors and officers will be eligible for continued indemnification and continued coverage under APSG’s directors’ and officers’ liability insurance after the Business Combination, which is described below under “Management Following the Business Combination —Limitation on Liability and Indemnification Matters.”
●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to APSG if and to the extent any claims by a vendor for services rendered or products sold to APSG, or a prospective target business with which APSG has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of APSG’s IPO against certain liabilities, including liabilities under the Securities Act.
●	AGS, an affiliate of the Sponsor, has acted as an underwriter in connection with APSG’s IPO and as a private placement agent in connection with the PIPE Investment. Upon the consummation of the Business Combination, AGS will receive approximately $ million of deferred underwriting commissions related to APSG’s IPO and approximately $ million of placement fees related to the PIPE Investment. However, if APSG fails to consummate the Business Combination, or another business combination within the required period, such fees will not be paid to AGS.
●	The Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions as the other PIPE Investors at a price of $10.00 per share.
●	Affiliates of the Sponsor are Tranche B-3 lenders under GBT’s amended Senior Secured Credit Agreement and would indirectly benefit from the Closing of the Business Combination and the related infusion of capital.
●	Upon the consummation of the Business Combination, the October Note, February Note, June Note and September Note will be repaid by APSG to the Sponsor. If the consummation of the Business Combination does not occur, such promissory notes will remain outstanding and could potentially go unpaid.
●	Itai Wallach, an employee of an affiliate of the Sponsor, will serve as a director of PubCo after the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the PubCo Board determines to pay its directors.
●	No compensation of any kind, including finder’s and consulting fees, is paid to the Sponsor, the APSG Board or APSG officers, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for following the consummation of the Business Combination the Sponsor and its affiliates will be entitled to approximately $ million of deferred underwriting commissions related to APSG's IPO, approximately $ million of placement fees related to the PIPE Investment, approximately $6 million to repay the October Note, February Note, June Note and September Note, and approximately $3 million in reimbursements for certain out-of-pocket expenses related to identifying, investigating and consummating an initial business combination. However, if APSG fails to consummate a business combination within the required period, the Sponsor and APSG’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.
●	In connection with the Business Combination Agreement, the Sponsor will receive certain registration rights with respect to its security interests in PubCo pursuant to the Registration Rights Agreement, including demand and piggy-back rights.

These financial and other interests of the APSG Founders may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the APSG Board to vote in favor of the Business Combination Proposal and other proposal presented in this proxy statement/prospectus.

The APSG Founders have agreed to vote in favor of the Business Combination, regardless of how the holders of Acquiror Cayman Class A Ordinary Shares vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the holders of Acquiror Cayman Class B Ordinary Shares, the APSG Founders, have agreed (and their permitted transferees will agree) to vote or cause to be voted, any Acquiror Cayman Class B Ordinary Shares and any Acquiror Cayman Class A Ordinary Shares held by them, at the Special Meeting: (1) in favor of all the Shareholder Proposals; and (2) against any action, proposal, transaction or agreement that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the consummation of the Business Combination or any of the other transactions contemplated thereby or result in a breach of any covenant, representation or warranty or other obligation or agreement of APSG under the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of APSG under the Business Combination. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the APSG Founders and their permitted transferees agreed to vote their Acquiror Cayman Class B Ordinary Shares in accordance with the majority of the votes cast by the holders of Acquiror Cayman Class A Ordinary Shares.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the holders of Acquiror Cayman Class A Ordinary Shares, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination, including, among other things, regulatory approvals and the Minimum Available Acquiror Cash Condition (See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination”). APSG and GBT may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause APSG and GBT to each lose some or all of the intended benefits of the Business Combination.

The exercise of APSG’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interest of the Acquiror Cayman Shareholders.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, may require APSG to agree to amend the Business Combination Agreement, consent to certain actions taken by GBT or waive rights that APSG is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of GBT’s business, a request by GBT to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on GBT’s business and would entitle APSG to terminate the Business Combination Agreement. In any of such circumstances, it would be at APSG’s discretion, acting through the APSG Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for APSG and the Acquiror Cayman Shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, APSG does not believe there will be any changes or waivers that APSG’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, APSG will circulate a new or amended proxy statement/prospectus and resolicit the Acquiror Cayman Shareholders if changes to the terms of the transaction that would have a material impact on the Acquiror Cayman Shareholders are required prior to the vote on the Business Combination Proposal.

If the sale of some or all of the PIPE Securities fails to close or sufficient holders of Acquiror Cayman Class A Ordinary Shares exercise the Acquiror Share Redemption, APSG may lack sufficient funds to consummate the Business Combination or to optimize its capital structure.

In connection with the signing of the Business Combination Agreement, APSG entered into Subscription Agreements with the PIPE Investors which provide for the purchase of an aggregate of 33.5 million shares of PIPE Securities in a private placement to close immediately prior to or substantially concurrently with, and contingent upon, the consummation of the Business Combination, for a purchase price of $10.00 per share, or an aggregate of $335 million. The proceeds from the sale of PIPE Securities will be part of the Business Combination consideration. As of , 2021, the Trust Account had approximately $ million. In addition, certain subsidiaries of GBT have obtained $200 million of delayed draw commitments under the Senior Secured New Tranche B-3 Term Loan Facilities, the proceeds of which may be used for general corporate purposes, including to backstop any Acquiror Share Redemption (“Specified GBT Debt Financing”). However, if the sale of the PIPE Securities does not close by reason of the failure by some or all of the PIPE Investors to fund the purchase price for their PIPE Securities, for example, and, despite GBT using all or a portion of the delayed draw commitments under the Senior Secured New Tranche B-3 Term Loan Facilities to backstop any Acquiror Share Redemption, and a sufficient number of holders of Acquiror Cayman Class A Ordinary Shares exercise the Acquiror Share Redemption, APSG may lack sufficient funds to consummate the Business Combination. Additionally, the PIPE Investors’ obligations to purchase the PIPE Securities are subject to termination prior to the closing of the PIPE Investment (a) if the Business Combination Agreement is terminated in accordance with its terms; (b) by mutual written agreement of the parties to such PIPE Subscription Agreement and GBT, or (c) if the transactions contemplated by the Subscription Agreement have not been consummated within 10 months after the date of the PIPE Subscription Agreements, other than as a result of breach by the terminating party. The PIPE Investors’ obligations to purchase the PIPE Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with the purchase of PIPE Securities. In the event of any such failure to fund, any obligation is so terminated or any such condition is not satisfied and not waived, APSG may not be able to obtain additional funds to account for such shortfall on terms favorable to GBT or at all. Any such shortfall would also reduce the amount of funds that we have available for working capital of PubCo. Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. While the PIPE Investors represented to APSG that they have sufficient funds to satisfy their obligations under the respective PIPE Subscription Agreements, APSG has not obligated them to reserve funds for such obligations. Pursuant to the Business Combination, GBT’s obligation to consummate the Business Combination is conditioned upon APSG satisfying the Minimum Available Acquiror Cash Condition. For additional information, see “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination.”

Because GBT is not conducting an underwritten offering of its securities, no underwriter has conducted a due diligence review of GBT's business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.

Section 11 of the Securities Act ("Section 11") imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that such party, after reasonable investigation, believed that the statements in the registration statement were free from material misstatements and omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant's disclosures in the registration statement. Such due diligence may include calls with the issuer's management, review of material agreements, and background checks on key personnel, among other investigations.

Because GBT intends to become publicly traded through the Business Combination rather than through an underwritten offering of GBT common stock, no underwriter is involved in the transaction. As a result, no underwriter has conducted diligence on GBT or APSG in order to establish a due diligence defense with respect to the disclosures presented in this proxy statement/prospectus. While sponsors, private investors and management in a business combination undertake financial, legal and other due diligence, it is not necessarily the same review or analysis that would be undertaken by an underwriter in an underwritten public offering. If such review and analysis had occurred, it is possible that certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

Subsequent to the consummation of the Business Combination, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

APSG cannot assure you that the due diligence APSG has conducted on GBT will reveal all material issues that may be present with regard to GBT, or that factors outside of APSG’s or GBT’s control will not later arise, and the Business Combination Agreement does not generally provide for indemnification of PubCo in respect of historical liability or with respect to GBT’s business. As a result of unidentified issues or factors outside of APSG’s or GBT’s control, PubCo may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if APSG’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by APSG. Even though these charges may be non-cash items that would not have an immediate impact on PubCo’s liquidity, the fact that PubCo reports charges of this nature could contribute to negative market perceptions about PubCo or its securities. In addition, charges of this nature may cause PubCo to violate leverage or other covenants to which it may be subject. Accordingly, any Acquiror Cayman Shareholder who chooses to remain a shareholder following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.

If the Business Combination is consummated, APSG Cayman Shareholders will experience dilution.

Following consummation of the Business Combination, the holders of Acquiror Cayman Class A Ordinary Shares will own approximately 15% of the fully diluted common equity of PubCo (assuming that no shares of Acquiror Cayman Class A Ordinary Shares are elected to be redeemed by the holders thereof). If any of the Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination, the percentage of PubCo’s fully diluted common equity held by the former holders of Acquiror Cayman Class A Ordinary Shares will decrease relative to the percentage held if none of the Acquiror Cayman Class A Ordinary Shares are redeemed. To the extent that, prior to the consummation of the Business Combination, GBT elects to settle the GBT Preferred Shares in equity (as opposed to cash) or GBT MIP Shares vest and become exercisable for Domesticated Acquiror Class A Common Stock at the Closing, the Public Shareholders may experience substantial dilution. Additionally, to the extent that, following the consummation of the Business Combination, any of the outstanding warrants or options are exercised for shares of Domesticated Acquiror Class A Common Stock or any Domesticated Acquiror Class A Common Stock is issued to holders of earnout shares, the Public Shareholders may experience substantial dilution.

Neither the Business Combination Agreement nor the Existing Organizational Documents include a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible to complete a Business Combination in which a substantial majority of Public Shareholders do not agree.

Neither the Existing Organizational Documents nor the Business Combination Agreement provide a specified maximum redemption threshold, except that, under both, in no event will APSG redeem Acquiror Cayman Class A Ordinary Shares in an amount that would cause APSG’s net tangible assets to be less than $5,000,001 (such that APSG is not subject to the SEC’s “penny stock” rules). In addition, the Business Combination Agreement does not provide a maximum redemption threshold; instead the Business Combination Agreement provides that, if the Available Acquiror Cash does not meet the Minimum Available Acquiror Cash Condition, GBT will not be obligated to consummate the Business Combination. However, GBT may waive this condition with the consent of APSG (See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination”). As a result of these conditions, APSG will be able to complete the Business Combination even if a substantial majority of the holders of Acquiror Cayman Class A Ordinary Shares have redeemed their shares.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the APSG Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The APSG Board is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the proxies held, the APSG Board considers that there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, then APSG will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

The unaudited pro forma condensed combined financial information included in the sections entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information” and “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of PubCo’s results if the Business Combination is completed.

APSG and GBT currently operate as separate companies and have had no prior history as a combined entity. Furthermore, GBT only recently acquired Egencia on November 1, 2021. The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination, the Egencia Acquisition and related transactions been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of PubCo. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma combined financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The unaudited pro forma combined financial information has been derived from APSG’s, GBT’s and Egencia’s historical financial statements and certain adjustments and assumptions have been made regarding PubCo after giving effect to the Business Combination, the Egencia Acquisition and related transactions. There may be differences between preliminary estimates in the unaudited pro forma combined financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of PubCo. In addition, the assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate and other factors may affect PubCo’s financial condition or results of operations following the consummation of the Business Combination. Any potential decline in PubCo’s financial condition or results of operations may cause significant variations in the stock price of PubCo. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

During the pendency of the Business Combination, APSG will not be able to solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, indication of interest or request for information with respect to, or the making of, any proposal or offer from any third party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

During the pendency of the Business Combination, APSG will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement, in part because of the inability of the APSG Board to change its recommendation in connection with the Business Combination.

Certain covenants in the Business Combination Agreement impede the ability of APSG to make acquisitions or complete certain other transactions pending consummation of the Business Combination. As a result, APSG may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

Because APSG is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

APSG is currently an exempted limited company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon APSG’s directors or officers, or enforce judgments obtained in the United States courts against APSG’s directors or officers.

Until Domestication is effected, APSG’s corporate affairs will be governed by the Existing Organizational Documents, the Cayman Islands Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. APSG is also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of APSG’s directors to APSG under Cayman Islands law are to a large extent governed by statutory law and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of the APSG Shareholders and the fiduciary responsibilities of APSG’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States, including the DGCL. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against APSG judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against APSG predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, holders of the Acquiror Cayman Class A Ordinary Shares may have more difficulty in protecting their interests in the face of actions taken by management, members of the APSG Board or controlling shareholders than they would as public shareholders of a United States company.

The Domestication may result in adverse tax consequences for holders of Acquiror Cayman Shares or Warrants, including the Public Shareholders.

U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) may be subject to U.S. federal income tax as a result of the Domestication. As discussed more fully under "U.S. Federal Income Tax Considerations" below, it is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP that the Domestication should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as the Acquiror, this result is not entirely clear.

Assuming the Domestication qualifies as a reorganization under Section 368(a)(1)(F) of the Code, U.S. holders of Acquiror Cayman Shares will be subject to Section 367(b) of the Code, and as a result:

●	a U.S. holder of Acquiror Cayman Shares whose Acquiror Cayman Shares have a fair market value of less than $50,000 on the date of the Domestication should not recognize any gain or loss and generally should not be required to include any part of APSG’s earnings in income pursuant to the Domestication;
●	a U.S. holder of Acquiror Cayman Shares whose Acquiror Cayman Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Acquiror Cayman Shares entitled to vote and less than 10% of the total value of all classes of Acquiror Cayman Shares will generally recognize gain (but not loss) with respect to the Domestication, as if such U.S. holder exchanged its Acquiror Cayman Shares for Domesticated Acquiror Class A Common Stock in a taxable transaction. As an alternative to recognizing gain, such U.S. holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation) Section 1.367(b)-2(d)) attributable to their Acquiror Cayman Shares, provided certain other requirements are satisfied. APSG does not expect that cumulative earnings and profits will be material at the time of Domestication; and
●	a U.S. holder of Acquiror Cayman Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Acquiror Cayman Shares entitled to vote or 10% or more of the total value of all classes of Acquiror Cayman Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Acquiror Cayman Shares. Any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. APSG does not expect that cumulative earnings and profits will be material at the time of the Domestication.

Furthermore, if the Domestication qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. holder of Acquiror Cayman Shares or Acquiror Cayman Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of Acquiror Cayman Shares or Acquiror Cayman Warrants for Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock or Domesticated Acquiror Warrants under the PFIC rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Acquiror Cayman Warrants for Domesticated Acquiror Warrants) must recognize gain equal to the excess, if any, of the fair market value of the Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock or Domesticated Acquiror Warrants received in the Domestication and the U.S. holder’s adjusted tax basis in the corresponding Acquiror Cayman Shares or Acquiror Cayman Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because APSG is a blank check company with no current active business, we believe that it is likely that APSG is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. holder of Acquiror Cayman Shares to recognize gain on the exchange of such shares for shares of PubCo pursuant to the Domestication, unless such U.S. holder has made certain tax elections with respect to such U.S. holder’s Acquiror Cayman Shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. holder who exchanges Acquiror Cayman Warrants for newly issued Domesticated Acquiror Warrants; currently, however, a U.S. holder cannot make the aforementioned elections with respect to such U.S. holder’s Acquiror Cayman Warrants. Any such gain would be taxed as ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of APSG. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

Additionally, the Domestication may cause non-U.S. holders (as defined in “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such non-U.S. holder’s Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock after the Domestication.

Furthermore, because the Domestication will occur immediately prior to the Acquiror Share Redemption of U.S. holders that exercise a Redemption Right, U.S. holders exercising their Redemption Right will be subject to the potential tax consequences of the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For additional information, see “U.S. Federal Income Tax Considerations.”

PubCo’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause PubCo to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of Domesticated Acquiror Class A Common Stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the PubCo Boards’ attention and resources from PubCo’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to PubCo’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, PubCo may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

In connection with the Business Combination, the APSG Founders and their affiliates may elect to purchase Acquiror Cayman Class A Shares or Acquiror Cayman Public Warrants from holders of Acquiror Cayman Class A Ordinary Shares, which may influence a vote on the Business Combination and reduce the public “float” of Acquiror Cayman Class A Shares.

In connection with the Business Combination, the Sponsor, APSG Founders, directors, executive officers, advisors or their affiliates may purchase shares or Acquiror Cayman Public Warrants in privately negotiated transactions or in the open market either prior to or following the consummation of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Acquiror Cayman Public Warrants in such transactions.

In the event that the APSG Founders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy the Minimum Available Acquiror Cash Condition, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Acquiror Cayman Public Warrants would be to reduce the number of Acquiror Cayman Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of APSG’s securities may result in the consummation of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of the Acquiror Cayman Class A Ordinary Shares or Acquiror Cayman Public Warrants and the number of beneficial holders of APSG’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of APSG’s securities on a national securities exchange.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

APSG can give no assurance as to the price at which a shareholder may be able to sell its Domesticated Acquiror Class A Common Stock in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in share price, and may result in a lower value realized now than a shareholder of PubCo might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Domesticated Acquiror Class A Common Stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

If a shareholder fails to receive notice of APSG’s offer to redeem Acquiror Cayman Class A Ordinary Shares in connection with the Business Combination, such shares may not be redeemed.

APSG will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite APSG’s compliance with these rules, if a shareholder fails to receive APSG’s proxy solicitation, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation that APSG furnishes to its public shareholders in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem or tender redeemable shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

If you or a “group” of shareholders are deemed to hold in excess of 15% of Acquiror Cayman Class A Ordinary Shares, you will lose the ability to redeem all such shares in excess of 15% of Acquiror Cayman Class A Ordinary Shares.

The Existing Organizational Documents provide that an Acquiror Cayman Shareholder, together with any affiliate of the Acquiror Cayman Shareholder or any other person with whom such Acquiror Cayman Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Acquiror Share Redemption with respect to more than an aggregate of 15% of the shares sold in the IPO without APSG’s prior consent, which we refer to as the “Excess Shares.” However, APSG would not be restricting ability of holders of Acquiror Cayman Class A Ordinary Shares to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

If third parties bring claims against APSG, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

APSG placing of funds in the Trust Account may not protect those funds from third party claims against APSG or PubCo. Since the consummation of the IPO, APSG has sought and will continue to seek to have vendors, service providers, prospective target businesses, including the Continuing JerseyCo Owners, and other entities with which APSG does business execute agreements with APSG waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit the holders of Acquiror Cayman Class A Ordinary Shares or Acquiror Cayman Public Warrants. However, in certain instances APSG has not been able to obtain such a waiver in agreements that it have executed. Further, under certain circumstances, parties that have executed such a waiver may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against APSG’s assets, including the funds held in the Trust Account. In determining whether to enter into an agreement with a third party that refuses to execute a waiver of such claims to the monies held in the Trust Account, APSG’s management has considered and will consider whether competitive alternatives are reasonably available to APSG, and have historically only entered into agreements with third parties without such a waiver in situations where management believes that such third party’s engagement is in the best interests of PubCo under the circumstances.

Upon the Acquiror Share Redemption of the Acquiror Cayman Class A Ordinary Shares, if APSG is unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of an Acquiror Share Redemption, APSG may be required to provide for payment of claims of creditors that were not waived that may be brought against APSG within the 10 years following redemption. Although no such claims have been brought against APSG or threatened to date, the per-share redemption amount received by holders of Acquiror Cayman Class A Ordinary Shares or Acquiror Cayman Public Warrants could be less than the $10.00 per Acquiror Cayman Class A Ordinary Share initially held in the Trust Account, due to claims of such creditors to the extent they are brought in the future. Pursuant to a letter agreement, the Sponsor agreed that it will be liable to APSG if and to the extent any claims by a third party for services rendered or products sold to APSG, or a prospective target business with which APSG entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Acquiror Cayman Class A Ordinary Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under APSG’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, APSG has not asked the Sponsor to reserve for such indemnification obligations, nor has APSG independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and APSG believes that the Sponsor’s only assets are securities of APSG prior to the Business Combination, and PubCo following the Business Combination. Therefore, APSG cannot assure you that the Sponsor would be able to satisfy those obligations. None of APSG’s officers or directors will indemnify APSG for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

APSG’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Acquiror Cayman Class A Ordinary Share and (ii) the actual amount per Acquiror Cayman Class A Ordinary Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, APSG’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While APSG currently expects that its independent directors would take legal action on APSG’s behalf against the Sponsor to enforce its indemnification obligations to APSG, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If APSG’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the holders of Acquiror Cayman Class A Ordinary Shares may be reduced below $10.00 per share.

APSG may not have sufficient funds to satisfy indemnification claims of directors and executive officers.

APSG agreed to indemnify its officers and directors to the fullest extent permitted by law. However, the officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) APSG has sufficient funds outside of the Trust Account or (ii) APSG consummates an initial business combination (which shall be the Business Combination should it occur). APSG’s obligation to indemnify its officers and directors may discourage shareholders from bringing a lawsuit against the officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against APSG’s officers and directors, even though such an action, if successful, might otherwise benefit APSG and the APSG Shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent APSG pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after distributing the proceeds in the Trust Account to holders of Acquiror Cayman Class A Ordinary Shares, APSG or PubCo, as applicable, files a bankruptcy petition or an involuntary bankruptcy petition is filed against APSG or PubCo that is not dismissed, its creditors or a representative of its estate could commence an action in the applicable bankruptcy court seeking to recover such proceeds, and the members of the APSG Board may be viewed as having breached their fiduciary duties, thereby exposing PubCo and the members of the APSG Board to claims for damages, including potentially punitive damages.

If, after distributing the proceeds in the Trust Account to holders of Acquiror Cayman Class A Ordinary Shares, APSG or PubCo, as applicable, files a bankruptcy petition or an involuntary bankruptcy petition is filed against APSG or PubCo that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, creditors or an estate representative of APSG or PubCo, as applicable, could commence an action in the applicable bankruptcy court seeking to recover some or all amounts received by holders of Domesticated Acquiror Common Stock. In addition, the APSG Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and us to claims for damages, including potentially punitive damages, by paying the Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to holders of Acquiror Cayman Class A Ordinary Shares, APSG files a bankruptcy petition or an involuntary bankruptcy petition is filed against APSG that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of shareholders, and the per-share amount that would otherwise be received by holders of Domesticated Acquiror Common Stock in connection with a liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to holders of Acquiror Cayman Class A Ordinary Shares, APSG files a bankruptcy petition or an involuntary bankruptcy petition is filed against APSG that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in APSG’s bankruptcy estate and subject to the claims of third parties with priority over the claims of shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by holders of Domesticated Acquiror Common Stock in connection with a liquidation may be reduced.

You may only be able to exercise warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, from such exercise than if you were to exercise such warrants for cash.

The Warrant Agreement, dated as of October 1, 2020, by and between APSG and Trustee, as warrant agent, provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement and (ii) if APSG or PubCo has so elected and the Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act. If, in connection with the Business Combination, you exercise your Acquiror Cayman Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of Acquiror Cayman Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Acquiror Cayman Class A Ordinary Shares underlying the Acquiror Cayman Public Warrants, multiplied by the excess of the “fair market value” of Acquiror Cayman Class A Ordinary Shares (as defined in the next sentence) over the exercise price of the Acquiror Cayman Public Warrants by (y) the fair market value. The “fair market value” is the average reported last sale price of the Acquiror Cayman Class A Ordinary Shares for the 10 trading days ending on the third (3rd) trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of Acquiror Cayman Class A Ordinary Shares from such exercise than if you were to exercise the Acquiror Cayman Public Warrants for cash. This will result in the holders of Acquiror Cayman Public Warrants having a reduced potential “upside” of their investment in APSG.

The grant of registration rights to the Sponsor and the Continuing JerseyCo Owners and the future exercise of such rights may adversely affect the market price of Domesticated Acquiror Class A Common Stock.

Upon the Closing, the Registration Rights Agreement will be entered into between PubCo, the Sponsor, the Insiders and the Continuing JerseyCo Owners, replacing APSG’s existing registration rights agreement. The Registration Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex J. Pursuant to the Registration Rights Agreement, the Continuing JerseyCo Owners and the Sponsor, and, in each case, their permitted transferees will have customary registration rights (including demand and piggy-back rights, subject to cooperation and cut-back provisions) with respect to (i) the Domesticated Acquiror Class A Common Stock (including Domesticated Acquiror Class A Common Stock issuable upon the exchange or conversion of the Acquiror Cayman Class B Ordinary Shares and the Domesticated Acquiror Class X Common Stock), (ii) any shares of Domesticated Acquiror Class A Common Stock that may be acquired by the Sponsor, the Insiders or Continuing JerseyCo Owners upon the exercise of a warrant or other right to acquire Domesticated Acquiror Class A Common Stock held by the Sponsor, the Insiders or Continuing JerseyCo Owners immediately following the consummation of the Business Combination or to the extent such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (iii) any other equity security of PubCo or any of its subsidiaries issued or issuable with respect to any securities referenced in clauses (i) and (ii) above by way of way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

Further, pursuant to the Registration Rights Agreement, we agreed that we will submit or file within 30 calendar days after the consummation of the Business Combination, a registration statement with the SEC covering the resale of certain shares of Domesticated Acquiror Class A Common Stock and other securities held by the Sponsor or Continuing JerseyCo Owners, and that we will use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days (or 90 calendar days if the SEC notifies us that it will “review” the registration statement) after the filing thereof and (ii) the tenth business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be reviewed or will not be subject to further review. As of the Closing, we expect holders of approximately 429 million shares of Domesticated Acquiror Class A Common Stock (or securities convertible into Domesticated Acquiror Class A Common Stock) to have registration rights under the Registration Rights Agreement. As discussed previously, the 33.5 million PIPE Securities will also have registration rights. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Domesticated Acquiror Class A Common Stock.

The provisions of the Existing Organizational Documents that relate to the rights of holders of Acquiror Cayman Class A Ordinary Shares (and corresponding provisions of the agreement governing the release of funds from the Trust Account) may be amended with the approval of at least 66⅔% of Acquiror Cayman Shareholders who attend and vote at a general meeting of APSG, which is a lower amendment threshold than that of some other blank check companies. It may be easier for APSG, therefore, to amend the Existing Organizational Documents to facilitate the consummation of the Business Combination that some of the APSG holders of Acquiror Cayman Class A Ordinary Shares may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to the rights of a company’s shareholders, without approval by a certain percentage of the company’s shareholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company’s shareholders. The Existing Organizational Documents provide that most of its provisions related to the rights of holders of the Acquiror Cayman Class A Ordinary Shares (including the requirement to deposit proceeds of the IPO and the Acquiror Cayman Private Placement Warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide Redemption Rights to holders of Acquiror Cayman Class A Ordinary Shares as described herein) may be amended if approved by special resolution. This means that the holders of at least 66⅔% of the Acquiror Cayman Shares who attend and vote at a general meeting of APSG may amend the corresponding provisions of the trust agreement governing the release of funds from the Trust Account may be amended if approved by holders of 65% of Acquiror Cayman Shares; provided that the provisions of the Existing Organizational Documents governing either (i) the appointment or removal of directors prior to an initial business combination or (ii) the Domestication, may only be amended by a special resolution passed by not less than 90% of the Acquiror Cayman Shares who attend and vote at a general meeting. The APSG Founders, who collectively beneficially own approximately 20% of the Acquiror Cayman Shares as of the date of this proxy statement/prospectus, may participate in any vote to amend the Existing Organizational Documents and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, APSG may be able to amend the provisions of the Existing Organizational Documents which govern its pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase APSG’s ability to complete the Business Combination with which you may not agree. The APSG Shareholders may pursue remedies against APSG for any breach of the Existing Organizational Documents.

The Sponsor and APSG’s executive officers and directors agreed, pursuant to a written agreement with APSG, that they will not propose any amendment to the Existing Organizational Documents to modify the substance or timing of APSG’s obligation to provide for the Acquiror Share Redemption or to redeem 100% of the Acquiror Cayman Class A Ordinary Shares if APSG does not complete the Business Combination within 24 months from the closing of the IPO or with respect to any other provision relating to the rights of holders of the Acquiror Cayman Class A Ordinary Shares, unless APSG provides the holders of Acquiror Cayman Class A Ordinary Shares with the opportunity to redeem their Acquiror Cayman Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to APSG to pay its income taxes, if any, divided by the number of then outstanding Acquiror Cayman Class A Ordinary Shares. The shareholders are not parties to, or third party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, the holders of Domesticated Acquiror Common Stock would need to pursue a shareholder derivative action, subject to applicable law.

APSG before the consummation of the Business Combination and PubCo after the consummation of the Business Combination may amend the terms of the Acquiror Cayman Public Warrants and Domesticated Acquiror Warrants, as applicable, in a manner that may be adverse to the holders of such warrants, with the approval of at least 50% of the then outstanding Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable. As a result, the exercise price of such warrants could be increased, the exercise period could be shortened and the number of Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, purchasable upon exercise of such warrants, could be decreased, all without approval of the holders of each Acquiror Cayman Public Warrant or Domesticated Acquiror Warrant, as applicable, affected.

The Acquiror Cayman Public Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Acquiror Cayman Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Acquiror Cayman Public Warrants to make any change that adversely affects the interests of the registered holders of Acquiror Cayman Public Warrants. Accordingly, APSG before the consummation of the Business Combination and PubCo after the consummation of the Business Combination may amend the terms of the Acquiror Cayman Public Warrants and Domesticated Acquiror Warrants, as applicable, in a manner adverse to a holder if holders of at least 50% of the then outstanding Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable, approve of such amendment. Although APSG or PubCo, as applicable, has the ability to amend the terms of the Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable, with the consent of at least 50% of the then outstanding Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable, is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable, convert the Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable, into cash, shorten the exercise period or decrease the number of Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, purchasable upon exercise of an Acquiror Cayman Public Warrant or Domesticated Acquiror Warrant, as applicable.

APSG or PubCo, as applicable, may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to holders of such warrants, thereby making such warrants worthless. Additionally, the exercise price for the warrants is $11.50 per share and the warrants may expire worthless unless the Acquiror Cayman Class A Ordinary Share price or Domesticated Acqurior Class A Common Stock price, as applicable, is higher than the exercise price during the exercise period.

APSG prior to the consummation of the Business Combination and PubCo following the consummation of the Business Combination will have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sale price of the Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. APSG or PubCo, as applicable, will not redeem the warrants unless an effective registration statement under the Securities Act covering the Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, issuable upon exercise of the warrants is effective and a current proxy statement/prospectus relating to those Acquiror Cayman Class A Ordinary Shares or Domesticated Acquiror Class A Common Stock, as applicable, is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. Historical trading prices for the Acquiror Cayman Class A Ordinary Share price have not exceeded $11.00 and as such, the warrants have not become redeemable by APSG. If and when the warrants become redeemable by APSG or PubCo, as applicable, APSG or PubCo may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. In the event that APSG or PubCo, as applicable, determined to redeem the warrants, APSG or PubCo will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to such date to the holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice of redemption mailed in the manner as provided will be conclusively presumed to have been duly given whether or not the holder received such notice. Redemption of the outstanding warrants could force holders thereof to (i) exercise warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) sell warrants at the then-current market price when such holder might otherwise wish to hold warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of such warrants. The Acquiror Cayman Private Placement Warrants are identical to the Acquiror Cayman Public Warants, except that: (i) they will not be redeemable so long as they are held by the Sponsor or its permitted transferees ; (ii) they will not be, subject to certain limited exceptions, transferable, assignable, or salable until 30 days after the completion of APSG's initial business combination, (iii) the Sponsor or its permitted transferees have the option to exercise such warrants on a cashless basis and (iv) they are entitled to registration rights. If the Acquiror Cayman Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, they will be redeemable by APSG or PubCo. If the Acquiror

Cayman Private Placement Warrants are exercised on a "cashless basis," APSG or PubCo, as applicable will not receive any cash proceeds from the exercise of such warrants.

In addition, PubCo may redeem warrants after they become exercisable for a number of shares of Domesticated Acquiror Class A Common Stock determined based on the redemption date and the fair market value of the Domesticated Acquiror Class A Common Stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case holders thereof would lose any potential embedded value from a subsequent increase in the value of the Domesticated Acquiror Class A Common Stock had such warrants remained outstanding.

APSG Shareholders who redeem their Acquiror Cayman Class A Ordinary Shares may continue to hold any Acquiror Cayman Public Warrants that they own, which results in additional dilution to non-redeeming APSG Shareholders upon exercise of such Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants, as applicable.

APSG Shareholders who redeem their Acquiror Cayman Class A Ordinary Shares may continue to hold any Acquiror Cayman Public Warrants that they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming (a) all redeeming APSG Shareholders acquired units in the APSG IPO and continue to hold the Acquiror Cayman Public Warrants that were included in the units, and (b) maximum redemption of Acquiror Cayman Class A Ordinary Shares held by the redeeming APSG Shareholders, 27,227,000 Acquiror Cayman Public Warrants would be retained by redeeming APSG Shareholders. As a result, the redeeming APSG Shareholders would hold Acquiror Cayman Public Warrants with an aggregate market value of $, while non-redeeming APSG Shareholders would suffer additional dilution in their percentage ownership and voting interest of the post-combination company upon exercise of the Acquiror Cayman Public Warrants or Domesticated Acquiror Warrants held by redeeming APSG Shareholders.

The Acquiror Cayman Warrants may have an adverse effect on the market price of the Domesticated Acquiror Class A Common Stock.

APSG issued the Acquiror Cayman Public Warrants to purchase 27,227,000 of Acquiror Cayman Class A Ordinary Shares as part of the Acquiror Cayman Units and, simultaneously with the closing of the IPO, APSG issued in a private placement an aggregate of 11,333,334 Acquiror Cayman Private Placement Warrants, each exercisable to purchase one Acquiror Cayman Class A Ordinary Share at $11.50 per share. Subsequently, we issued and sold an additional 6,681,000 units pursuant to the underwriters’ over-allotment option at a price of $10.00 per unit and sold an additional 890,800 Acquiror Cayman Private Placement Warrants. Subject to the terms of the Business Combination Agreement, upon the Domestication, the Warrants will entitle the holders thereof to purchase shares of Domesticated Acquiror Class A Common Stock, and, upon consummation of the Business Combination, all Acquiror Cayman Class B Ordinary Shares will convert to Domesticated Acquiror Class A Common Stock.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Apollo Strategic Growth Capital

APSG is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. APSG has neither engaged in any operations nor generated any revenue to date. Based on current business activities, APSG is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

In October 2008, APSG was formed by Apollo Principal Holdings III, L.P. and in August 2020, Holdings transferred its ownership in APSG to our sponsor, APSG Sponsor, L.P. As of December 31, 2021 the Sponsor owned 20,345,250 of the 20,420,250 Acquiror Cayman Class B Ordinary Shares outstanding.

On October 6, 2020, APSG consummated the initial public offering of 75,000,000 Units and in connection therewith granted the underwriters an over-allotment option to purchase the Over-Allotment Units. The Units sold in the IPO were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $750 million. Each Unit consists of one Acquiror Cayman Class A Ordinary Share, and one-third of one Acquiror Cayman Public Warrant. Each whole Acquiror Cayman Public Warrant entitles the holder thereof to purchase one Acquiror Cayman Class A Ordinary Share at a price of $11.50 per share, subject to certain adjustments.

Simultaneous with the consummation of the IPO, APSG consummated the private placement of an aggregate of 11,333,334 Acquiror Cayman Private Placement Warrants, to the Sponsor at a price of $1.50 per Acquiror Cayman Private Placement Warrant, generating total proceeds of $17 million. Of the gross proceeds received from the IPO and the Acquiror Cayman Private Placement Warrants, $750 million was placed in the Trust Account. Each whole Acquiror Cayman Private Placement Warrant entitles the holder thereof to purchase one Acquiror Cayman Class A Ordinary Share at a price of $11.50 per share, subject to certain adjustments.

On November 10, 2020, APSG consummated the sale of 6,681,000 Over-Allotment Units pursuant to the underwriters’ partial exercise of their over-allotment option. Such Over-Allotment Units were sold at $10.00 per Unit, generating gross proceeds of $66.81 million. Substantially concurrently with the closing of the sale of 6,681,000 Over-Allotment Units, APSG consummated the private sale of an additional 890,800 Acquiror Cayman Private Placement Warrants at a purchase price of $1.50 per Acquiror Cayman Private Placement Warrant to the Sponsor, generating gross proceeds of $1,336,200. Following the closing of the over-allotment option and sale of additional Acquiror Cayman Private Placement Warrants, a total of $816,810,000, including approximately $28,588,350 of underwriters’ deferred discount, was held in the Trust Account.

APSG’s executive offices are located at 9 West 57th Street, 43rd Floor, New York, NY 10019. APSG’s telephone number is (212) 515-3200. APSG’s corporate website address is https://apollostrategicgrowthcapital.com. APSG’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

GBT JerseyCo Limited

GBT is the world’s leading B2B travel platform measured by 2019 TTV according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). GBT provides a full suite of differentiated, technology-enabled solutions to business travelers and corporate clients, suppliers of travel content (such as airlines, hotels, ground transportation and aggregators) and third party travel agencies.

GBT is at the center of the global B2B travel ecosystem, managing the end-to-end logistics of corporate travel and providing an important link between businesses, their employees, travel suppliers and other industry participants. GBT services its clients in the following ways:

●	GBT’s travel management solutions (delivered through the portfolio of GBT’s brands, including American Express Global Business Travel, Ovation, Lawyers Travel and Egencia) provide GBT’s clients with extensive access to flights, hotel rooms, car rentals and other travel services, including exclusive negotiated content, supported by a full suite of services that allows them to design and operate an efficient travel program and solve complex travel requirements.
●	GBT Partner Solutions extends GBT’s platform to its Network Partners who are TMCs and independent advisors, offering them access to GBT’s differentiated content and technology. Through GBT Partner Solutions, GBT aggregates business travel demand serviced by its Network Partners at low incremental cost, which GBT believes enhances the economics of GBT’s platform, generates increased ROI and expands GBT’s geographic and segment footprint.
●	GBT Supply MarketPlace provides travel suppliers with efficient access to business travel clients serviced by GBT’s brands and Network Partners. GBT believes this access allows travel suppliers to benefit from premium demand (which GBT generally views as demand that is differentially valuable and profitable to suppliers) without incurring the costs associated with directly marketing to, and servicing, the complex needs of GBT’s corporate clients. GBT’s travel supplier relationships generate efficiencies and cost savings that can be passed on to its corporate clients.

As of February 2022, GBT served approximately 19,000 corporate clients and more than 250 Network Partners.

In June 2014, American Express established the JV with a predecessor of Juweel and a group of institutional investors led by an affiliate of Certares. Following the formation of the JV in 2014, GBT has evolved from a leading TMC into a complete B2B travel platform, becoming one of the leading marketplaces in travel for corporate clients and travel suppliers according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). Before June 2014, GBT’s operations were owned by American Express and primarily consisted of providing business travel solutions for corporate clients.

GBT’s principal executive office is located at 666 3rd Avenue, 4th Floor New York, New York 10017. GBT’s telephone number is (212) 679-1600. For additional information, see “Business of GBT.”

THE SPECIAL MEETING

General

APSG is furnishing this proxy statement/prospectus to the APSG Shareholders as part of the solicitation of proxies by the APSG Board for use at the Special Meeting to be held on                , 2022, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to the APSG Shareholders on or about                , 2022 in connection with the vote on the Shareholder Proposals. This proxy statement/prospectus provides the APSG Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on                , 2022, at 9:00 a.m., Eastern Time, at                     the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands). In light of the COVID-19 pandemic and to support the well-being of the APSG Shareholders, directors and officers, APSG encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/apsg/2022. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing (800) 450-7155 (within the U.S. and Canada) and (857) 999-9155 (outside the U.S. and Canada), conference ID:3040979#.

Purpose of the Special Meeting

At the Special Meeting, APSG is asking holders of ordinary shares to vote on the following Shareholder Proposals:

Proposal No. 1 — The Domestication Proposal — to consider and vote upon a proposal to approve the Domestication;

Proposal No. 2 — The Amendment Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the Acquiror Delaware Certificate, which, if approved, would take effect substantially concurrently with the effectiveness of the Domestication;

Proposal Nos. 2A through 2K — The Unbundling Precatory Proposals — to approve, on a non-binding advisory basis, certain governance provisions in the Acquiror Delaware Certificate, which are being presented separately in accordance with the SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as eleven sub-proposals;

Proposal No. 2A — to increase the authorized share capital from 361,000,000 shares consisting of 300,000,000 Acquiror Class A Ordinary Shares, 60,000,000 Acquiror Class B Ordinary Shares, and 1,000,000 undesignated preferred shares, par value $0.00005 per share, to authorized capital stock of shares, consisting of (i) 3,000,000,000 shares of Domesticated Acquiror Class A Common Stock, (ii) 3,000,000,000 shares of Domesticated Acquiror Class B Common Stock, (iii) 20,420,250 shares of Domesticated Acquiror Class X Common Stock and (iv) 6,000,000,000 shares of Preferred Stock;

Proposal No. 2B — to provide that the Acquiror Delaware Certificate may be amended, altered or repealed by the affirmative vote of the holders of at least 66⅔% of all the then outstanding shares of stock entitled to vote, voting together as a single class in addition to any other vote required by the Acquiror Delaware Certificate or otherwise required by law;

Proposal No. 2C — to provide that (i) each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) will be entitled to vote on the election or removal of directors, voting together as a single class, (ii) any vacancy on the board of directors shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at a special meeting of the stockholders called by or at the direction of the board of directors for such purpose and (iii) any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;

Proposal No. 2D —to elect not to be governed by Section 203 of the DGCL;

Proposal No. 2E — to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims;

Proposal No. 2F — to provide that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) be entitled to one vote per share on all matters which stockholders generally are entitled to vote;

Proposal No. 2G — to provide that subject to applicable law and the rights of any holders of outstanding Preferred Stock, (i) each holder of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) shall be entitled to receive, ratably with the other participating shares, such dividends and other distributions as may from time to time be declared by the PubCo Board, (ii) holders of Domesticated Acquiror Class B Common Stock shall not be entitled to receive dividends or other distributions, except that, in the case of a liquidation, dissolution or winding up of PubCo, holders of Domesticated Acquiror Class B Common Stock shall have the right to receive their ratable share of PubCo’s remaining assets, up to the par value of such shares of Domesticated Acquiror Class B Common Stock and (iii) dividends may be declared on any one class of common stock payable in additional shares of such class if and only if, substantially concurrently therewith, like dividends are declared on each other class of common stock payable in additional shares of such other class at the same rate per share;

Proposal No. 2H — to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies, including the provisions requiring that APSG have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination;

Proposal No. 2I — to restrict holders of Domesticated Acquiror Class B Common Stock from transferring their shares of Domesticated Acquiror Class B Common Stock unless such holder also transfers an equal number of Opco B Ordinary Shares in accordance with the GBT Amended & Restated M&A;

Proposal No. 2J — to allow PubCo, subject to the terms of the Business Combination Agreement, the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, to take all such actions as are contemplated by the Business Combination Agreement to cause the issuance of its equity securities as called for by the Egencia Equity Contribution Agreement and in accordance with the Acquiror Delaware Certificate, including any issuances, redemptions and cancellations and/or adjustments for no consideration;

Proposal No. 2K — to require PubCo to issue, reserve for issuance, cancel and/or redeem certain of its equity securities in accordance with the terms of the Exchange Agreement;

Proposal No. 3 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law and adopt, assuming the Domestication Proposal and Amendment Proposal are approved, the Business Combination Agreement and the transactions contemplated thereby, including any future exchanges under the Exchange Agreement.

Proposal No. 4 — The Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal and the Business Combination Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of Domesticated Acquiror Class A Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements;

Proposal No. 5 —The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal and the Issuance Proposal are approved and adopted, the 2022 Plan;

Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal, the Issuance Proposal and the Equity Incentive Plan Proposal are approved and adopted, the ESPP; and

Proposal No. 7 — The Adjournment Proposal — if put to the meeting, to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by the APSG Shareholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Recommendation of the APSG Board

The APSG Board has unanimously determined that the Business Combination Proposal is in the best interests of APSG and the APSG Shareholders, has unanimously approved the Business Combination Proposal, and unanimously recommends that shareholders vote “FOR” the Domestication Proposal, “FOR” the Amendment Proposal, “FOR” the Unbundling Precatory Proposals, “FOR” the Business Combination Proposal, “FOR” the Issuance Proposal, “FOR” the ESPP Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

The existence of financial and personal interests of APSG’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of APSG and the APSG Shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of APSG’s Directors and Officers in the Business Combination” for a further discussion.

Record Date; Who Is Entitled to Vote

APSG has fixed the close of business on March 1, 2022, as the Record Date for determining APSG Shareholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on March 1, 2022, there were 102,101,250 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote per share on each proposal to be considered at the Special Meeting, except for the Domestication Proposal. With respect to the Domestication Proposal only, APSG’s Existing Organizational Documents provide that holders of Acquiror Cayman Class B Ordinary Shares will have 10 votes for every Acquiror Cayman Class B Ordinary Share and holders of Acquiror Cayman Class A Ordinary Shares will have one vote for every Acquiror Cayman Class A Ordinary Share.

Pursuant to the Sponsor Support Agreement, the Sponsor and Insiders agreed to, among other things, vote or cause to be voted, all of the Acquiror Cayman Shares beneficially owned by the Sponsor or any Insider, in favor of all the Shareholder Proposals.

Quorum

The presence, in person, virtually or by proxy, of the holders of a majority of the outstanding ordinary shares entitled to vote constitutes a quorum at the general meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to APSG but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will also not be treated as shares voted on the matter. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal and the Domestication Proposal.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares (computed on the basis of the number of votes to which each such holder is entitled) who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by the Public Shareholders. Pursuant to APSG’s Existing Organizational Documents, with respect to any vote or votes to continue the Company in a jurisdiction outside the Cayman Islands, holders of Acquiror Cayman Class B Ordinary Shares will have 10 votes for every Acquiror Cayman Class B Ordinary Share and holders of Acquiror Cayman Class A Ordinary Shares will have one vote for every Acquiror Cayman Class A Ordinary Share.

Accordingly, the Acquiror Cayman Class B Ordinary Shares held by the Sponsor and APSG’s officers and directors represent approximately 71% of the aggregate voting power of the Acquiror Cayman Shares with respect to the Domestication Proposal.

The approval of the Amendment Proposal requires a special resolution under Cayman Law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Amendment Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal or the Domestication Proposal is not approved, the Amendment Proposal will have no effect, even if approved by the Public Shareholders. The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. APSG Shareholders must approve the Business Combination Proposal in order for the Business Combination to occur. If APSG Shareholders fail to approve the Business Combination Proposal, the Business Combination will not occur.

The approval of any of the Unbundling Precatory Proposals is not required by Cayman Islands law or Delaware law, but, pursuant to SEC guidance, APSG is submitting these provisions to the APSG Shareholders separately for approval. Each Unbundling Precatory Proposal will be considered approved if passed by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on APSG or the APSG Board. Furthermore, the Business Combination is not conditioned on the approval of the Unbundling Precatory Proposals.

The approval of the Issuance Proposal for purposes of complying with the applicable listing rules of the NYSE requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Issuance Proposal is conditioned on the approval of the Amendment Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Amendment Proposal is not approved, the Issuance Proposal will have no effect, even if approved by the Public Shareholders.

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Equity Incentive Plan Proposal is conditioned on the approval of the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal and the Issuance Proposal. Therefore, if any of those proposals is not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by the Public Shareholders.

The approval of the ESPP Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The ESPP Proposal is conditioned on the approval of the Equity Incentive Plan Proposal and, therefore, also conditioned on the approval of the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal and the Issuance Proposal. Therefore, if any of those proposals is not approved, the ESPP Proposal will have no effect, even if approved by the Public Shareholders.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Adjournment Proposal is not conditioned upon any other proposal.

In each case, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Special Meeting.

Voting Your Shares

Each Acquiror Cayman Share that you own in your name entitles you to one vote, except as set forth herein with respect to the Domestication Proposal. Your proxy card shows the number of Acquiror Cayman Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Acquiror Cayman Class A Ordinary Shares at the Special Meeting:

(i)	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the APSG Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Amendment Proposal, “FOR” each of the separate Unbundling Precatory Proposals, “FOR” the Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting. Votes received after a matter has been voted upon at the Special Meeting will not be counted.
(ii)	You Can Attend the Special Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way APSG can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an APSG shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

(i)	you may send another proxy card with a later date;
(ii)	you may notify APSG’s Secretary in writing before the Special Meeting that you have revoked your proxy; or
(iii)	you may attend the Special Meeting, revoke your proxy, and vote in person or virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Redemption Rights

Public Shareholders may seek to redeem the public shares that they hold, regardless of whether they vote for the Business Combination, against the Business Combination or do not vote in relation to the Business Combination. Any Public Shareholder may request redemption of their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to APSG to pay its tax obligations, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares without APSG’s consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash as APSG does not expect to consent to such redemptions.

The APSG Founders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to 5:00 p.m., Eastern Time, on , 2022, (a) submit a written request to the Transfer Agent that APSG redeem your public shares for cash and (b) deliver your share certificates for your public shares (if any) to the Transfer Agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm, bank, trust company or other nominee, holders must notify their nominee that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent, directly and instruct them to do so.

An APSG shareholder may not withdraw a redemption request once submitted to APSG unless the APSG Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). Furthermore, if a holder of a public share delivers its certificate (if any) and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that APSG to permit the withdrawal of the redemption request and instruct its Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, APSG will promptly return any shares previously delivered by public holders.

The closing price of Acquiror Cayman Class A Ordinary Shares on                             , 2022, was $            . Prior to exercising redemption rights, shareholders should verify the market price of Acquiror Cayman Class A Ordinary Shares as they may receive higher proceeds from the sale of their Acquiror Cayman Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. APSG cannot assure the APSG Shareholders that they will be able to sell their Acquiror Cayman Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when the APSG Shareholders wish to sell their shares.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares.

In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination, Public Shareholders must properly exercise their right to redeem the public shares that you will hold upon the Domestication no later than the close of the vote on the Business Combination Proposal and deliver their ordinary shares (either physically or electronically) to the Transfer Agent, prior to 5:00 p.m., Eastern Time on                , 2022. Therefore, the exercise of redemption rights occurs prior to the Domestication. For the purposes of APSG’s Existing Organizational Documents and Cayman Islands law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, APSG shall pay Public Shareholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

APSG Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

APSG is soliciting proxies on behalf of the APSG Board. This solicitation is being made by mail but also may be made by telephone or in person. APSG and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. APSG will bear the cost of the solicitation.

APSG has hired Morrow Sodali to assist in the proxy solicitation process. APSG will pay that firm a fee of up to $35,000 plus disbursements. In addition, APSG will pay Morrow Sodali $2,500 for acting as inspector of elections for the Special Meeting (plus travel expenses), $12,500 per month for security ownership assessments and $2,500 per NYSE report required. Such fees will be paid with non-Trust Account funds.

APSG will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. APSG will reimburse them for their reasonable expenses.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the Special Meeting, please contact Morrow Sodali, APSG’s proxy solicitor, at:

Morrow Sodali LLC

333 Ludlow Street

5th Floor, South Tower

Stamford, CT 06902

Shareholders may call toll free: (800) 662-5200

Banks and Brokers may call collect: (203) 658-9400

Email: APSG.info@investor.morrowsodali.com

THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then APSG is asking the APSG Shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the APSG Board has unanimously approved a change of APSG’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, APSG will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which APSG will be domesticated and continue as a Delaware corporation. Upon the effectiveness of the Domestication, (a) each outstanding Acquiror Cayman Class A Ordinary Share will automatically convert into one share of Domesticated Acquiror Class A Common Stock, (b) each outstanding Acquiror Cayman Class B Ordinary Share will automatically convert into one share of Domesticated Acquiror Class X Common Stock and (c) each warrant to purchase one Acquiror Cayman Class A Ordinary Share will automatically convert into one warrant to purchase one share of Domesticated Acquiror Class A Common Stock. A moment in time after the effectiveness of the Domestication and before the closing of the Business Combination, each outstanding unit of APSG (each of which will consist of one share of Domesticated Acquiror Class A Common Stock and one-third of one warrant to purchase one share of Domesticated Acquiror Class A Common Stock) will be separated into its component Domesticated Acquiror Class A Common Stock and warrant. In addition, under the Acquiror Delaware Certificate, all shares of Domesticated Acquiror Class X Common Stock will automatically convert into Domesticated Acquiror Class A Common Stock, on a one-for-one basis, at the effective time of the Business Combination.

The Domestication Proposal, if approved, will approve a change of APSG’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while APSG is currently governed by the Cayman Islands Companies Act, upon Domestication, APSG will be governed by the DGCL. We urge shareholders to carefully consult the information set out below under “The Domestication Proposal — Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then APSG will also ask the APSG Shareholders to approve the Amendment Proposal (discussed below), which, if approved, will replace our Existing Organizational Documents with the Acquiror Delaware Certificate. In addition, pursuant to the Business Combination Agreement, the APSG Board will adopt initial bylaws for APSG immediately following the effectiveness of the Domestication. The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we urge shareholders to carefully consult the information set out below under “The Amendment Proposal,” the Proposed Organizational Documents and the Existing Organizational Documents, attached hereto as Annex A, Annex B and Annex Q.

Reasons for the Domestication

The APSG Board believes that there are significant advantages to APSG that will arise as a result of a change of domicile to Delaware. Further, the APSG Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The APSG Board believes that there are several reasons why a change of domicile to Delaware is in the best interests of APSG and the APSG Shareholders, including:

(i)	Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporation laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporation laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly traded corporations in the United States and over 67% of all Fortune 500 companies are incorporated in Delaware.

(ii)	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a Delaware corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporation law. Such clarity would be advantageous to APSG, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for the APSG Shareholders from possible abuses by directors, officers and controlling shareholders.
(iii)	Increased Ability to Attract and Retain Qualified Directors. Domestication from the Cayman Islands to Delaware is attractive to directors, officers and shareholders alike. PubCo’s incorporation in Delaware may make PubCo more attractive to future candidates for the PubCo Board, because many such candidates are already familiar with Delaware corporation law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification — draw such qualified candidates to Delaware corporations. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a corporation’s ability to limit director liability. The APSG Board therefore believes that providing the benefits afforded directors by Delaware law will enable PubCo, following completion of the Business Combination, to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers.

Anticipated Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of APSG as a result of Domestication. The business, capitalization, assets and liabilities and financial statements of APSG immediately following the Domestication will be the same as those of APSG immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the Company be de-registered in the Cayman Islands pursuant to Article 182 of the Amended and Restated Memorandum and Articles of Association of Apollo Strategic Growth Capital and be registered by way of continuation as a corporation in the State of Delaware, and conditional upon, and with effect from, the registration of the Company in the State of Delaware as a corporation with the laws of the State of Delaware, the name of the Company be changed to “Global Business Travel Group, Inc.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Domestication Proposal will not be presented at the Special Meeting. The approval of Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares (computed on the basis of the number of votes to which each such holder is entitled) who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting.

The Business Combination is conditioned upon the approval of the Domestication Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Domestication Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Domestication Proposal will not be effected.

Pursuant to APSG’s Existing Organizational Documents, with respect to any vote or votes to continue the Company in a jurisdiction outside the Cayman Islands, holders of Acquiror Cayman Class B Ordinary Shares will have 10 votes for every Acquiror Cayman Class B Ordinary Share and holders of Acquiror Cayman Class A Ordinary Shares will have one vote for every Acquiror Cayman Class A Ordinary Share. Accordingly, the Acquiror Cayman Class B Ordinary Shares held by the Sponsor and APSG’s officers and directors represent approximately 71% of the aggregate voting power of the Acquiror Cayman Shares with respect to the Domestication Proposal.

The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the Domestication Proposal. For additional information, see “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the APSG Board

THE APSG BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

THE AMENDMENT PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal and the Domestication Proposal are approved, then APSG is asking the APSG Shareholders to approve the Amendment Proposal. Under the Business Combination Agreement, the approval of the Amendment Proposal is also a condition to the consummation of the Business Combination. If, however, the Amendment Proposal is approved but either the Business Combination Proposal or the Domestication Proposal is not approved, then neither the Business Combination nor the Domestication will be consummated and the Acquiror Delaware Certificate will not be adopted.

If each of the other Condition Precedent Proposals and the Amendment Proposal are each approved and the Business Combination is to be consummated, then the Acquiror Delaware Certificate will be substantially in the form set forth on Annex A. The approval or lack thereof of any of the Unbundling Precatory Proposals will not affect the effectiveness of the Amendment Proposal if approved by the APSG Shareholders.

All shareholders are encouraged to read the Acquiror Delaware Certificate in its entirety for a more complete description of its terms.

Reasons for the Amendment Proposal

Each of the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws was negotiated as part of the Business Combination. The APSG Board’s specific reasons for each of the Unbundling Precatory Proposals (each of which are included in the Acquiror Delaware Certificate or the Acquiror Delaware Bylaws) are set forth in the section “The Unbundling Precatory Proposals.”

As a matter of Delaware law, the Acquiror Delaware Certificate is required to be voted on by the APSG Shareholders in connection with the Domestication, even though Cayman Islands law would not otherwise require approval of the Acquiror Delaware Certificate separate from the approval of the Domestication Proposal. Delaware law requires that the Acquiror Delaware Certificate be approved by the same authorization required under Cayman Islands law to approve the Domestication, which, as described below, is a special resolution under Cayman Islands law. The Acquiror Delaware Bylaws are not required to be voted on in connection with the approval of the Domestication under Cayman Islands law or Delaware law, and the APSG Board will adopt the Acquiror Delaware Bylaws promptly following the effectiveness of the Domestication if, and only if, the Domestication occurs.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the certificate of incorporation of Apollo Strategic Growth Capital upon consummation of the Domestication (annexed to the proxy statement/prospectus as Annex A), be approved as the certificate of incorporation of Apollo Strategic Growth Capital, effective upon the effectiveness of the Domestication.”

Vote Required for Approval

If the Business Combination Proposal and the Domestication Proposal are not approved, the Amendment Proposal will not be presented at the Special Meeting. The approval of the Amendment Proposal requires a special resolution under Cayman Law, being the affirmative vote of the holders of at least 66⅔% of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the special meeting.

The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the Amendment Proposal. For additional information, see “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the APSG Board

THE APSG BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE AMENDMENT PROPOSAL.

THE UNBUNDLING PRECATORY PROPOSALS

As required by SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, APSG is requesting that the APSG Shareholders vote upon the Unbundling Precatory Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not required by Delaware law or Cayman Islands law. The shareholder vote regarding each of the Unbundling Precatory Proposals is an advisory vote, and is not binding on APSG or the APSG Board. Furthermore, the Business Combination is not conditioned on the approval of the Unbundling Precatory Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on the Unbundling Precatory Proposals, APSG intends that the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws will take effect upon the effectiveness of the Domestication (assuming approval of the Condition Precedent Proposals).

The following table sets forth a summary of the principal changes proposed to be made between APSG’s Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B.

	Existing Organizational Documents	Proposed Organizational Documents

Authorized Shares (Proposal No. 2A)

Our Existing Organizational Documents authorized 361,000,000 shares, consisting of (a) 300,000,000 Acquiror Cayman Class A Ordinary Shares, (b) 60,000,000 Acquiror Cayman Class B Ordinary Shares and (c) 1,000,000 undesignated preferred shares.

The Proposed Organizational Documents authorize shares, consisting of (a) 6,000,000,000 shares of Preferred Stock, (b) 3,000,000,000 shares of Domesticated Acquiror Class A Common Stock, (c) 3,000,000,000 shares of Domesticated Acquiror Class B Common Stock and (d) 20,420,250 shares of Domesticated Acquiror Class X Common Stock.

Amendments (Proposal No. 2B)

Our Existing Organizational Documents provide that the provisions of the Existing Organizational Documents may be amended at any time by special resolution either (a) by a majority of not less than 66⅔% of the APSG Shareholders as, being entitled to do so, vote at a general meeting or (b) by a unanimous written resolution of all of the APSG Shareholders.

The Acquiror Delaware Certificate may be amended by the affirmative vote of holders of at least 66⅔% of the total voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the affirmative vote of the holders of at least 66⅔% of the total voting power of the Domesticated Acquiror Class B Common Stock, voting separately as a class, will be required to amend any provision of the Acquiror Delaware Charter in a manner that adversely affects the rights, priorities or privileges of the Domesticated Acquiror Class B Common Stock.

	Existing Organizational Documents	Proposed Organizational Documents

Director Election, Vacancies and Removal (Proposal No. 2C)

Our Existing Organizational Documents provide that, prior to an initial business combination, holders of the Acquiror Cayman Class B Ordinary Shares have the exclusive right to appoint or remove any director by the affirmative vote of a majority of 66⅔%, and holders of Acquiror Cayman Class A Ordinary Shares have no right to vote on the election or removal of any director.

The Proposed Organizational Documents provide that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock will be entitled to vote on the election or removal of directors, voting together as a single class. Our Proposed Organizational Documents provide that any vacancy on the PubCo Board or newly created directorships shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at a special meeting of the stockholders called by or at the direction of the PubCo Board for such purpose. Our Proposed Organizational Documents provide that any or all of the directors (other than the directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock of PubCo entitled to vote generally in the election of directors, voting together as a single class.

DGCL Section 203 and Business Combinations (Proposal No. 2D)

The Proposed Organizational Documents provide that we are not subject to Section 203 of the DGCL, but will include provisions similar to Section 203 of the DGCL that generally prohibit PubCo from engaging in certain business combinations with interested stockholders for a period of three years following the date on which such stockholder becomes an interested stockholder, subject to certain exceptions.

	Existing Organizational Documents	Proposed Organizational Documents

Forum Selection (Proposal No. 2E)	Our Existing Organizational Documents do not contain an exclusive forum provision.

The Acquiror Delaware Certificate provides that the Delaware Court of Chancery, or, if such court does not have subject-matter jurisdiction, another state or federal court located within the State of Delaware, will be the exclusive forum for certain actions and claims. This provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Voting Rights (Proposal No. 2F)

Our Existing Organizational Documents provide that each holder of Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Class B Ordinary Shares are entitled to one vote per share on all matters which shareholders are entitled to vote (other than the election or removal of directors and the vote to continue the company in a jurisdiction outside the Cayman Islands).

The Acquiror Delaware Certificate provides that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock shall be entitled to one vote per share on all matters on which stockholders are generally entitled to vote (including the election or removal of directors), voting together as a single class.

	Existing Organizational Documents	Proposed Organizational Documents

Dividends and Distributions (Proposal No. 2G)	Our Existing Organizational Documents provide that all dividends and other distributions shall be paid according to the par value of the shares.

The Proposed Organizational Documents provide that subject to applicable law and the rights of any holders of outstanding preferred stock, (a) each holder of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class X Common Stock shall be entitled to receive, ratably with the other participating shares, such dividends and other distributions as may from time to time be declared by the PubCo Board and (b) holders of Domesticated Acquiror Class B Common Stock shall not be entitled to receive dividends or other distributions, except that, in the case of a liquidation, dissolution or winding up of PubCo, holders of Domesticated Acquiror Class B Common Stock shall have the right to receive their ratable share of PubCo’s remaining assets, up to the par value of such shares of Domesticated Acquiror Class B Common Stock. The Proposed Organizational Documents provide that dividends may be declared on any one class of Domesticated Acquiror Common Stock payable in additional shares of such class if and only if, substantially concurrently therewith, like dividends are declared on each other class of Domesticated Acquiror Common Stock payable in additional shares of such other class at the same rate per share.

Removal of Blank Check Company Provisions (Proposal No. 2H)	Our Existing Organizational Documents contain various provisions applicable only to blank check companies.

The Proposed Organizational Documents do not include these provisions applicable only to blank check companies, including the provisions requiring APSG to have net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, a business combination.

Restrictions on Transfer (Proposal No. 2I)

The Proposed Organizational Documents provide that no transfer of Domesticated Acquiror Class B Common Stock may be made unless the transferor also transfers an equal number of OpCo B Ordinary Shares in accordance with the terms and subject to the conditions of the GBT Amended and Restated M&A.

	Existing Organizational Documents	Proposed Organizational Documents

Issuances in Respect of the Egencia Acquisition (Proposal No. 2J)

The Acquiror Delaware Certificate provides that PubCo may take all such actions as are contemplated by the Business Combination Agreement to cause the issuance of its equity securities as called for by the Egencia Equity Contribution Agreement, in accordance with the Acquiror Delaware Certificate. Without limiting the generality of the foregoing, the Acquiror Delaware Certificate provides, among other things, and subject to certain conditions specified therein, that if the final determination of the Egencia Post-Closing Equity Adjustment has not occurred prior to the Closing and, pursuant to the Egencia Equity Contribution Agreement, Expedia should have received a different amount of equity securities in GBT and PubCo immediately following such final determination than was issued to Expedia under the Business Combination Agreement, PubCo shall, in accordance with the terms and subject to the conditions of the Business Combination Agreement, issue, redeem and cancel and/or adjust the terms of its equity securities for no consideration such that the amount (both absolute and relative) of equity securities of PubCo issued to Expedia and the other equityholders of GBT immediately prior to Closing (including holders of GBT MIP Shares and GBT Legacy MIP Options, but excluding holders of New GBT MIP Options reflects the amount that would have been issued if such final determination had occurred prior to Closing (after giving effect to the Newly Issued Equity Securities (as defined in the Business Combination Agreement)).

	Existing Organizational Documents	Proposed Organizational Documents

Compliance with the Exchange Agreement (Proposal No. 2K)

The Proposed Organizational Documents provide that on the terms and subject to the conditions of the Exchange Agreement, to the extent that a Continuing JerseyCo Owner (or its permitted transferees) exchanges OpCo B Ordinary Shares with which are associated shares of Domesticated Acquiror Class B Common Stock, PubCo shall (unless and to the extent the Exchange Committee, on behalf of GBT, has elected in accordance with the terms of the Exchange Agreement to pay cash in lieu of shares of Domesticated Acquiror Class A Common Stock) issue to GBT, at its request, a number of shares of Domesticated Acquiror Class A Common Stock equal to the product of (x) the number of OpCo B Ordinary Shares exchanged by the applicable Continuing JerseyCo Owner (or its permitted transferee) multiplied by (y) applicable exchange rate pursuant to the Exchange Agreement. Concurrently with the issuance of such shares of Domesticated Acquiror Class A Common Stock to GBT, a number of shares of Domesticated Acquiror Class B Common Stock held of record by the applicable Continuing JerseyCo Owner (or its permitted transferee) equal to the number of OpCo B Ordinary Shares exchanged by such applicable Continuing JerseyCo Owner (or its permitted transferee) shall, automatically and without further action on the part of GBT or any holder of Domesticated Acquiror Class B Common Stock, be transferred to PubCo and cancelled and retired for no consideration.

Reasons for the Unbundling Precatory Proposals

(i)	Authorized Shares (Proposal No. 2A)

Our Existing Organizational Documents authorized 361,000,000 shares, consisting of (a) 300,000,000 Acquiror Cayman Class A Ordinary Shares, (b) 60,000,000 Acquiror Cayman Class B Ordinary Shares and (c) 1,000,000 undesignated preferred shares. Proposal No. 2A increases the authorized number of shares, which would be issuable as consideration for the Business Combination and the other transactions contemplated by this proxy statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and future stock incentive plans. Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

(ii)	Amendments to the Organizational Documents (Proposal No. 2B)

The Existing Organizational Documents provide that amendments may only be made pursuant to a special resolution of Cayman Islands law, which must be approved either by at least 66⅔% of the APSG Shareholders who attend and vote at a shareholder meeting, or by a unanimous written resolution of all of the APSG Shareholders. The Proposed Organizational Documents provide that a majority vote of the PubCo Board or the affirmative vote of holders of at least 66⅔% of the total voting power of all the then outstanding shares of our capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal the Delaware Acquiror Bylaws or adopt any provision inconsistent therewith. In addition, the affirmative vote of the holders of at least 66⅔% of the total voting power of all the then outstanding shares of our capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend the Acquiror Delaware Certificate (and, in addition, the affirmative vote of the holders of at least 66⅔% of the total voting power of the Domesticated Acquiror Class B Common Stock, voting separately as a class, will be required to amend any provision of the Acquiror Delaware Charter that adversely affects the rights, priorities or privileges of the Domesticated Acquiror Class B Common Stock). The APSG Board believes that maintaining the 66⅔% vote requirement but eliminating the ability to amend the Proposed Organizational Documents by unanimous written resolution of all of the APSG Shareholders is more appropriate for a public company with sponsor investors and, in making such determination has considered (among other things) the fact that the Continuing JerseyCo Owners will hold 394,801,467 shares of Domesticated Acquiror Class B Common Stock representing 74% of the voting power in PubCo (assuming no redemptions).

(iii)	Director Election, Vacancies and Removal (Proposal No. 2C)

Our Existing Organizational Documents provide that, prior to an initial business combination, holders of the Acquiror Cayman Class B Ordinary Shares have the exclusive right to appoint or remove any director by the affirmative vote of a majority of 66⅔%, and holders of Acquiror Cayman Class A Ordinary Shares have no right to vote on the election or removal of any director. Proposal No. 2C provides that the Proposed Organizational Documents will provide that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) will be entitled to vote on the election or removal of directors, voting together as a single class. Proposal No. 2C also provides that any vacancy on the PubCo Board or newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at a special meeting of the stockholders called by or at the direction of the PubCo Board for such purpose. With respect to removal of directors, Proposal No. 2C provides that any or all of the directors (other than the directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock of PubCo entitled to vote generally in the election of directors, voting together as a single class. We believe that these provisions are more appropriate for a public company.

(iv)	DGCL Section 203 and Business Combinations (Proposal No. 2D)

Under our Existing Organizational Documents, APSG is not governed by Section 203 of the DGCL. Proposal No. 2D provides that PubCo shall not be governed by Section 203 of the DGCL, but will include provisions similar to Section 203 of the DGCL that generally prohibit PubCo from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder becomes an interested stockholder, unless (i) such person became an interested stockholder as a result of a transaction approved by the PubCo Board (other than the Business Combination), (ii) such person acquired at least 85% of PubCo’s voting stock (excluding shares owned by officers and directors of PubCo and employee stock plans) in the transaction by which such person became an interested stockholder or (iii) such transactions are approved by the PubCo Board and the affirmative vote of at least 66⅔% of PubCo’s outstanding voting stock (other than such stock owned by the interested stockholder). In general, a person and its affiliates and associates will be an “interested stockholder” under the Acquiror Delaware Certificate if such person (a) holds at least 15% of PubCo’s voting stock or is an affiliate or associate of PubCo and (b) held at least 15% of PubCo’s voting stock at any time during the three-year period preceding the date on which it is sought to be determined whether such person is an interested stockholder; however, a person that acquires greater than 15% of PubCo’s voting stock solely as a result of actions taken by PubCo will not be an interested stockholder unless such person thereafter acquires additional shares of voting stock other than as a result of further corporate action not caused by such person. Further, the foregoing restrictions will not apply if the business combination is with a person who became an interested stockholder as a result of the Business Combination (provided such person does not acquire more than an additional 1% of the outstanding shares of PubCo’s voting stock after the date of the Closing). We believe that this provides PubCo with increased flexibility as to future, potentially value creating, transactions.

(v)	Forum Selection (Proposal No. 2E)

Our Existing Organizational Documents do not contain an exclusive forum provision. Proposal No. 2E provides that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims. This amendment is intended to assist PubCo in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to ensure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that PubCo intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and PubCo with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state or federal courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment is intended to promote judicial fairness and avoid conflicting results, as well as make PubCo’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that PubCo should retain the ability to consent to an alternative forum on a case-by-case basis where PubCo determines that its interests and those of the APSG Shareholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.

The foregoing exclusive forum provision shall not apply to (i) any claim or cause of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction and (ii) any claim arising under the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum (unless consented to by PubCo in writing). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by that act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce this forum selection provision as written as to claims arising under the Securities Act.

(vi)	Voting Rights (Proposal No. 2F)

Our Existing Organizational Documents provide that each holder of Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Class B Ordinary Shares are entitled to one vote per share on all matters which shareholders are entitled to vote (other than the election or removal of directors and the vote to continue the company in a jurisdiction outside the Cayman Islands). Proposal No. 2F provides that that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) will be entitled to one vote per share on all matters on which stockholders are generally entitled to vote (including the election or removal of directors), voting together as a single class. We believe that providing each holder of shares of Domesticated Acquiror Common Stock with one share per vote is most appropriate for a public company. We also believe that our future success rests on the ability to undertake a long-term view and the voting rights set forth in the Acquiror Delaware Certificate will enhance PubCo’s ability to focus on long-term value creation.

(vii)	Dividends and Distributions (Proposal No. 2G)

Our Existing Organizational Documents provide that all dividends and other distributions shall be paid according to the par value of the shares. Proposal No. 2G provides that subject to applicable law and the rights of any holders of outstanding preferred stock, (a) each holder of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) shall be entitled to receive, ratably with the other participating shares, such dividends and other distributions as may from time to time be declared by the board of directors and (b) holders of Domesticated Acquiror Class B Common Stock shall not be entitled to receive dividends or other distributions, other than in the case of a liquidation, dissolution or winding up of PubCo and then only up to the par value of such

Domesticated Acquiror Class B Common Stock. The Proposed Organizational Documents provide that dividends may be declared on any one class of Domesticated Acquiror Common Stock payable in additional shares of such class if and only if, substantially concurrently therewith, like dividends are declared on each other class of Domesticated Acquiror Common Stock payable in additional shares of such other class at the same rate per share. We believe that these provisions are appropriate in order to maintain the Up-C structure and that PubCo’s success rests on the ability to undertake a long-term view and procedures concerning our dividends and distributions will enhance PubCo’s ability to focus on long-term value creation.

(viii)Removal of Blank Check Company Provisions (Proposal No. 2H)

Our Existing Organizational Documents contain various provisions applicable only to blank check companies. Proposal No. 2H eliminates certain provisions related to our status as a blank check company, including the provisions requiring that APSG have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve APSG and allow it to continue as a corporate entity with perpetual existence following Closing. Perpetual existence is the usual period of existence for corporations, and we believe it is the most appropriate period for PubCo following the Business Combination. In addition, certain other provisions in our Existing Organizational Documents require that proceeds from APSG’s initial public offering be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.

(ix)	Restrictions on Transfer (Proposal No. 2I)

Our Existing Organizational Documents do not have any explicit restrictions on the transfer of Acquiror Cayman Shares. The Proposed Organizational Documents provide that no transfer of Domesticated Acquiror Class B Common Stock may be made unless the transferor also transfers an equal number of OpCo B Ordinary Shares in accordance with the terms and subject to the conditions of the GBT Amended and Restated M&A. The GBT Amended and Restated M&A, in turn, limits transfers of OpCo B Ordinary Shares to affiliates of the transferor, permits the GBT Board to forbid transfers that create a material risk that GBT would be treated as a publicly traded partnership and imposes certain other restrictions on the transfer of OpCo B Ordinary Shares. We believe that these provisions are appropriate in order to maintain the Up-C structure.

(x)	Issuances in Respect of the Egencia Acquisition (Proposal No. 2J)

Our Existing Organizational Documents do not require APSG to issue, redeem, cancel and/or adjust any of its equity securities in connection with the Egencia Acquisition. The Proposed Organizational Documents provide that PubCo shall take such actions as are contemplated by the Business Combination Agreement to cause the issuance of its equity securities as called for by the Egencia Equity Contribution Agreement and in accordance with the Acquiror Delaware Certificate. Without limiting the generality of the foregoing, if the final determination of the Egencia Post-Closing Equity Adjustment has not occurred prior to Closing and, pursuant to the Egencia Equity Contribution Agreement, Expedia should have received a different amount of equity securities in GBT and PubCo immediately following the final determination of the Egencia Post-Closing Equity Adjustment than was issued to Expedia under the Business Combination Agreement, PubCo shall, in accordance with the terms and subject to the conditions of the Business Combination Agreement, issue, redeem and cancel and/or adjust the terms of its equity securities (including its Derivative Equity Securities) for no additional consideration such that the amount (both absolute and relative) of equity securities of PubCo issued to Expedia and the other equityholders of GBT immediately prior to Closing (including holders of GBT MIP Shares and GBT Legacy MIP Options, but excluding holders of New GBT MIP Options reflects the amount (the “Adjusted Total”) that would have been issued if such final determination had occurred prior to Closing (after giving effect to the Newly Issued Equity Securities). The Proposed Organizational Documents further provide that, for the avoidance of doubt, any issuance, redemption, cancellation or adjustment of terms of equity securities of PubCo shall only be made with respect to the equity securities of PubCo (including any Derivative Equity Securities) issued to the equityholders of GBT immediately prior to Closing (including holders of Acquiror Options that were issued on account of GBT Legacy MIP Options but excluding Acquiror Options that were issued on account of New GBT MIP Options), such that the aggregate amount of outstanding equity securities in PubCo (including any Newly Issued Equity Securities) held by such persons immediately prior to such issuance, redemption, cancellation or adjustment shall be equal in the aggregate to such amount thereafter. The Proposed Organizational Documents further provide that, in addition to this adjustment and subject to the immediately following sentence, if the final determination of the Egencia Post-Closing Equity Adjustment has not occurred prior to Closing and, pursuant to the Egencia Equity Contribution Agreement, Expedia should have received a different amount of equity securities in GBT and PubCo immediately following the final determination of the Egencia Post-Closing Equity Adjustment than was issued to Expedia under the Business Combination Agreement, PubCo shall, to the extent applicable, cause the per share exercise price of the New GBT MIP Options and the number of GBT MIP Shares issuable in respect of New GBT MIP Options to be equitably adjusted in accordance with the requirements of Section 422 and 409A of the Code to reflect the effects of the Egencia Post-Closing Equity Adjustment; provided that any such adjustment shall be made without reference to the Adjusted Total. The Proposed Organizational Documents further provide that, notwithstanding anything in the Proposed Organizational Documents to the contrary, if GBT and Expedia agree to settle, and do in fact settle, any Egencia Post-Closing Equity Adjustment, in whole, for an amount in cash not to exceed $5,000,000, no issuances, redemptions, cancellations or adjustments of terms of equity securities of PubCo (including any Derivative Equity Securities) held by the persons who were equityholders of GBT immediately prior to the Closing shall be made, including with respect to the amount of such cash settlement. We believe that these provisions are necessary to preserve the terms and intent of the Egencia Equity Contribution Agreement in the event that the Egencia Post-Closing Equity Adjustment in the Egencia Acquisition has not occurred prior to the Closing.

(xi)	Compliance with the Exchange Agreement (Proposal No. 2K)

PubCo and GBT, as discussed herein, will be organized in an Up-C structure. To preserve the contemplated Up-C structure, the Exchange Agreement provides that PubCo and GBT will take (or, in some cases, forbear from taking) various actions, as necessary to maintain a one-to-one ratio between the number of issued and outstanding (x) Domesticated Acquiror Class A Common Stock (and equivalents) and the OpCo A Ordinary Shares and (y) Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares. For example, the Exchange Agreement provides that, if PubCo issues or sells additional shares of Domesticated Acquiror Class A Common Stock, PubCo will contribute the net proceeds of such issuance and sale to GBT, and GBT will issue to PubCo an equal number of OpCo A Ordinary Shares. Similarly, the Exchange Agreement provides that neither PubCo nor GBT may effect any subdivision or combination of any of its equity securities unless the other effects an identical subdivision or combination of the corresponding class of its equity securities. The Proposed Organizational Documents contain provisions to implement the relevant provisions of the Exchange Agreement at the PubCo level, and the GBT Amended and Restated M&A contains provisions to implement the relevant provisions of the Exchange Agreement at the GBT level. The Proposed Organizational Documents provide that on the terms and subject to the conditions of the Exchange Agreement, to the extent that a Continuing JerseyCo Owner (or its permitted transferee) exchanges OpCo B Ordinary Shares with which are associated shares of Domesticated Acquiror Class B Common Stock, PubCo shall (unless and to the extent the Exchange Committee, on behalf of GBT has elected in accordance with the terms of the Exchange Agreement to pay cash in lieu of shares of Domesticated Acquiror Class A Common Stock) issue to GBT, at its request, a number of shares of Domesticated Acquiror Class A Common Stock equal to the product of (x) the number of OpCo B Ordinary Shares exchanged by the applicable Continuing JerseyCo Owner (or its permitted transferee) multiplied by (y) the applicable exchange rate pursuant to the Exchange Agreement. Concurrently with the issuance of such shares of Domesticated Acquiror Class A Common Stock to GBT, a number of shares of Domesticated Acquiror Class B Common Stock held of record by the applicable Continuing JerseyCo Owner (or its permitted transferee) equal to the number of OpCo B Ordinary Shares exchanged by such applicable Continuing JerseyCo Owner (or its permitted transferee) shall, automatically and without further action on the part of GBT or any holder of Domesticated Acquiror Class B Common Stock, be transferred to PubCo and cancelled and retired for no consideration. We believe that these provisions are appropriate in order to maintain the Up-C structure. Our Existing Organizational Documents do not include such provisions, because we are not currently organized as an Up-C structure.

Anti-Takeover Effects of the Proposed Organizational Documents and Certain Provisions of Delaware Law

The Proposed Organizational Documents will contain, and the DGCL contains, certain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the PubCo Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of the PubCo Board to maximize shareholder value in connection with any unsolicited offer to acquire APSG. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of APSG by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders. See “Description of New GBT’s Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law and our Acquiror Delaware Certificate and Acquiror Delaware Bylaws” for more information.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed are as follows:

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to increase the authorized share capital from 361,000,000 shares consisting of 300,000,000 Acquiror Cayman Class A Ordinary Shares, par value $0.00005 per share, 60,000,000 Acquiror Cayman Class B Ordinary Shares, par value $0.00005 per share, and 1,000,000 undesignated preferred shares, par value $0.00005 per share, to authorized capital stock of shares, consisting of (i) 3,000,000,000 shares of Domesticated Acquiror Class A Common Stock, par value $0.0001 per share, (ii) 3,000,000,000 shares of Domesticated Acquiror Class B Common Stock, par value $0.0001 per share, (iii) 20,420,250 shares of Domesticated Acquiror Class X Common Stock, par value $0.0001 per share and (iv) 6,000,000,000 shares of Preferred Stock, par value $0.00001 per share.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that the Acquiror Delaware Certificate may be amended, altered or repealed by the affirmative vote of the holders of at least 66⅔% of all the then outstanding shares of stock entitled to vote, voting together as a single class in addition to any other vote required by the Acquiror Delaware Certificate or otherwise required by law.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that (i) each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) will be entitled to vote on the election or removal of directors, voting together as a single class, (ii) any vacancy on the board of directors shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at a special meeting of the stockholders called by or at the direction of the board of directors for such purpose and (iii) any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that each holder of record of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock) shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that subject to applicable law and the rights of any holders of outstanding Preferred Stock, (a) each holder of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class X Common Stock (solely prior to the automatic conversion thereof to shares of Domesticated Acquiror Class A Common Stock upon the Closing) shall be entitled to receive, ratably with the other participating shares, such dividends and other distributions as may from time to time be declared by the board of directors, (b) holders of Domesticated Acquiror Class B Common Stock shall not be entitled to receive dividends or other distributions, except that, in the case of a liquidation, dissolution or winding up of the Company, holders of Domesticated Acquiror Class B Common Stock shall have the right to receive their ratable share of the Company’s remaining assets, up to the par value of such shares of Domesticated Acquiror Class B Common Stock, (c) dividends may be declared on any one class of common stock payable in additional shares of such class if and only if, substantially concurrently therewith, like dividends are declared on each other class of common stock payable in additional shares of such other class at the same rate per share.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies, including the provisions requiring that APSG have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that holders of Class B common stock shall be restricted from transferring their shares of Class B common stock unless such holder also transfers an equal number of B Ordinary Shares in GBT in accordance with the GBT Amended & Restated M&A.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that the Company may, subject to the terms of the Business Combination Agreement, the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, take all such actions as are contemplated by the Business Combination Agreement to cause the issuance of its equity securities as called for by the

Egencia Equity Contribution Agreement, and in accordance with the Acquiror Delaware Certificate, including any issuances, redemptions and cancellations and/or adjustments for no consideration.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that the Company be required to take certain actions to implement the relevant provisions of the Exchange Agreement, including to issue, reserve for issuance, cancel and/or redeem certain of its equity securities in accordance with the terms of the Exchange Agreement.”

Vote Required for Approval

The approval of each of the Unbundling Precatory Proposals, each of which is a non-binding advisory vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting.

As discussed above, the Unbundling Precatory Proposals are advisory votes and therefore are not binding on APSG or the APSG Board. Furthermore, the Business Combination is not conditioned on the approval of the Unbundling Precatory Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on the Unbundling Precatory Proposals, APSG intends that the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws will take effect upon the effectiveness of the Domestication (assuming approval of the Condition Precedent Proposals). Further, in the event of any conflict between the non-binding and advisory resolutions adopted in connection with the Unbundling Precatory Proposals and the Acquiror Delaware Certificate or the Acquiror Delaware Bylaws, the latter will govern and control.

The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the Unbundling Precatory Proposals. For additional information, see “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the APSG Board

THE APSG BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE UNBUNDLING PRECATORY PROPOSALS.

THE BUSINESS COMBINATION PROPOSAL

Acquiror Cayman Shareholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and any future exchanges under the Exchange Agreement. Acquiror Cayman Shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, substantially in the form attached to this proxy statement/prospectus as Annex C to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Assuming a quorum is present, APSG may consummate the Business Combination only if it is approved by the affirmative vote of a majority of the votes cast by Acquiror Cayman Shareholders, voting together as a single class, present in person virtually or represented by proxy and entitled to vote thereon at the Special Meeting.

The Business Combination Agreement

This subsection of this proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, substantially in the form attached to this proxy statement/prospectus as Annex C. You are urged to read carefully the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement as characterizations of the actual state of facts about APSG, GBT, or any other matter.

General Description of the Business Combination Agreement

On December 2, 2021, APSG entered into a Business Combination Agreement, by and between APSG and GBT, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, GBT will become a direct subsidiary of APSG. GBT will, following the Closing, serve as PubCo’s operating company in an Up-C structure. Upon consummation of the business combination transactions contemplated by the Continuing JerseyCo Owners (which, for the avoidance of doubt, does not include any holders of GBT MIP Shares) will, in the aggregate, own a majority voting interest in PubCo and maintain a majority economic interest in GBT, and the existing shareholders of APSG will own a minority voting interest in PubCo and an indirect minority economic interest in the GBT business.

Prior to the consummation of the Business Combination, pursuant to the Domestication, APSG will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which APSG’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For additional information, see “Proposal No. 1 — The Domestication Proposal.”

Upon the effectiveness of the Domestication, pursuant to, and in accordance with the terms, and subject to the conditions, of the Business Combination Agreement, the Acquiror Cayman Shareholders will maintain their economic and voting rights in PubCo in the form of Domesticated Acquiror Class A Common Stock. The Continuing JerseyCo Owners, who currently hold GBT Ordinary Shares, GBT Preferred Shares and GBT Profit Shares, will receive voting rights in PubCo in the form of Domesticated Acquiror Class B Common Stock and will maintain their economic rights (but only have certain limited voting rights as described in “Description of PubCo’s Capital Stock — Domesticated Acquiror Class B Common Stock”) in GBT in the form of OpCo B Ordinary Shares. The holders of GBT Ordinary Shares, GBT Preferred Shares, GBT Profit Shares and Legacy MIP Options will also be entitled to “earnout”

shares in the form of OpCo C Ordinary Shares, which will, upon certain post-Closing events described below (i) in the case of former holders of GBT Ordinary Shares, GBT Preferred Shares and GBT Profit Shares, be converted and re-designated into OpCo B Ordinary Shares, with PubCo issuing such holders thereof shares of Domesticated Acquiror Class B Common Stock, or (ii) in the case of holders of GBT MIP Shares and GBT Legacy MIP Options, be redeemed and cancelled, with the holders thereof receiving shares of Domesticated Acquiror Class A Common Stock. For additional information, see “Proposal No. 3 —The Business Combination Proposal — The Business Combination Agreement — Consideration to be Received in the Business Combination” and “Proposal No. 3 —The Business Combination Proposal — The Business Combination Agreement — Earnout.”

The equity of APSG and GBT prior to the Business Combination will be treated in accordance with the terms, and subject to the conditions, of the Business Combination Agreement as follows:

●	Each issued and outstanding Acquiror Cayman Class A Ordinary Share will automatically convert into one share of Domesticated Acquiror Class A Common Stock;
●	Each issued and outstanding Acquiror Cayman Class B Ordinary Share will automatically convert into one share of Domesticated Acquiror Class X Common Stock, each share of which will, pursuant to the Acquiror Delaware Certificate, upon the Closing automatically convert into one share of Domesticated Acquiror Class A Common Stock;
●	Each issued and outstanding Acquiror Cayman Warrant will automatically convert into one Domesticated Acquiror Warrant;
●	Each issued and outstanding Acquiror Cayman Unit will separate automatically into one share of Domesticated Acquiror Class A Common Stock and one-third of one Domesticated Acquiror Warrant;
●	Each issued and outstanding GBT Preferred Share will be redeemed and cancelled, and in consideration therefor, the former holders thereof will receive, at the option of GBT, in its sole discretion, either (i) cash therefor in accordance with the terms of the GBT Existing M&A, (ii) a number of GBT Voting Ordinary Shares equal to the amount of cash that such holders of GBT Preferred Shares would have received pursuant to clause (i) above divided by $10.00 or (iii) a combination of the consideration described in the clause (i) and (ii).
●	The issued and outstanding GBT Profit Shares will be redeemed and cancelled and in consideration thereof, the former holders therefor will receive a number of GBT Voting Ordinary Shares as determined in accordance with the terms of the Business Combination Agreement and the Existing Shareholders Agreement as if the transactions consummated on the Closing were an “IPO” as defined therein;
●	Each issued and outstanding GBT Ordinary Share, after giving effect to the redemption and cancellation of the GBT Preferred Shares and the redemption and cancellation of the GBT Profit Shares, will be redeemed and cancelled by GBT and each holder thereof shall receive in consideration therefor (i) a number of OpCo B Ordinary Shares equal to the Per Share Converted Amount (as such term is defined in the Business Combination Agreement) (less the number of GBT New Ordinary Shares), (ii) a number shares of Domesticated Acquiror Class B Common Stock equal to the number of OpCo B Ordinary Shares issued to such equityholder and (iii) OpCo C Ordinary Shares equal to the Per Share Earnout Amount (as such term is defined in the Business Combination Agreement);
●	Each issued and outstanding GBT MIP Share (if any) will be redeemed and cancelled and, in consideration therefor, at the option of GBT (but subject to the prior written consent of APSG (not to be unreasonably withheld, conditioned or delayed)), the holders thereof will receive either (i) cash equal to the fair market value of such GBT MIP Shares (as determined by the GBT Board) or (ii) a number of shares of Domesticated Acquiror Class A Common Stock and OpCo C Ordinary Shares, calculated in accordance with the terms of the Business Combination Agreement;
●	Each GBT MIP Option that is outstanding immediately prior to the Closing, whether vested or unvested, will be equitably converted based on a deemed $10.00 price per share of Domesticated Acquiror Class A Common Stock (further taking into account the Egencia Post-Closing Equity Adjustment in accordance with the applicable terms of the Business Combination Agreement) into an Acquiror Option in a manner determined by GBT in consultation with APSG and consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such GBT MIP Options for purposes of Section 409A or Section 424 of the Code. In addition, holders of the GBT Legacy MIP Options that are outstanding immediately prior to the Closing shall receive, on account of each GBT Legacy MIP Option, a number of

OpCo C Ordinary Shares equal to the Per Share Earnout Amount, and subject to the same vesting conditions, if any, that apply to the corresponding GBT Legacy MIP Option immediately prior to the Closing; and
●	If the final determination of the Egencia Post-Closing Equity Adjustment has not occurred prior to the Closing and, pursuant to the Egencia Equity Contribution Agreement, Expedia should have received a different amount of equity securities in GBT and APSG immediately following the final determination of the Egencia Post-Closing Equity Adjustment than was issued to Expedia under the Business Combination Agreement, then PubCo and GBT shall issue, redeem and cancel and/or adjust the terms of their respective equity securities (including Derivative Equity Securities) for no additional consideration such that the amount (both absolute and relative) of equity securities issued to Expedia and the other equityholders of GBT immediately prior to the Closing (including holders of GBT MIP Shares and GBT Legacy MIP Options but excluding holders of New GBT MIP Options) reflects the amount that would have been issued if such final determination had occurred prior to the Closing (after giving effect to the Newly Issued Equity Securities). For the avoidance of doubt, any issuance, redemption, cancellation or adjustment of terms of equity securities of GBT or PubCo shall only be made with respect to the equity securities (including any Derivative Equity Securities) issued to the equityholders of GBT immediately prior to the Closing (including holders of Acquiror Options that were issued on account of GBT Legacy MIP Options but excluding Acquiror Options that were issued on account of New GBT MIP Options), such that the aggregate amount of outstanding equity securities in GBT and APSG (including any Newly Issued Equity Securities) held by such persons immediately prior to such issuance, redemption, cancellation or adjustment shall be equal in the aggregate to such amount thereafter. If the final determination of the Egencia Post-Closing Equity Adjustment has not occurred prior to the Closing and, pursuant to the Egencia Contribution Agreement, Expedia should have received a different amount of equity securities in GBT and PubCo immediately following the final determination of the Egencia Post-Closing Equity Adjustment than was issued to Expedia hereunder, the parties to the Business Combination Agreement will, to the extent applicable, cause the per share exercise price of the New GBT MIP Options and the number of GBT MIP Shares issuable in respect thereof to be equitably adjusted in accordance with the requirements of Section 422 and 409A of the Code to reflect the effects of the Egencia Post-Closing Equity Adjustment; provided that any such adjustment shall be made without reference to the Adjusted Total. Notwithstanding the foregoing, if GBT and Expedia agree to settle, and do in fact settle, the Egencia Post-Closing Equity Adjustment, in whole, for an amount in cash not to exceed $5,000,000, no issuances, redemptions, cancellations or adjustments of terms of equity securities (including any Derivative Equity Securities) held by the equityholders of GBT immediately prior to the Closing shall be made as contemplated pursuant to the foregoing with respect to the amount of such cash settlement.

Post-Business Combination Ownership Structure

The simplified diagram below depicts our organizational structure immediately following the Business Combination. The percentages shown reflect the voting power in PubCo and economic interests in PubCo and GBT on a combined basis, in each case assuming no redemptions (or assuming maximum redemptions). See the footnotes to the Pro Forma Combined Share Ownership in Global Business Travel Group, Inc. table below for the additional assumptions used in calculating such percentages.

Juweel(2)
Amex HoldCo(2)
Expedia(2)
Sponsor and Insiders(5)
Public Shareholders(3)
PIPE Investors(4)
30.7% (36.2%)
29.8% (35.2%)
13.9% (16.5%)
3.8% (4.5%)
15.4% (0.1%)
6.3% (7.5%)
Domesticated Acquiror Class B Common Stock
Domesticated Acquiror Class A Common Stock
PubCo
OpCo B Ordinary Shares
OpCo C Ordinary Shares
OpCo A Ordinary Shares and OpCo Z Ordinary Share
GBT
GBT Subsidiaries

It is anticipated that, immediately upon completion of the Business Combination, the combined voting power of PubCo and combined economic interest in PubCo and GBT will be as shown below. See “Security Ownership of Certain Beneficial Owners and Management” for additional information.

Pro Forma Combined Share Ownership in Global Business Travel Group, Inc.
	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Shares	Percentage	Shares	Percentage
Continuing JerseyCo Owners(2):
Juweel	162,746,106	30.7%	162,746,106	36.2%
Amex HoldCo.	158,135,872	29.8%	158,135,872	35.2%
Expedia	73,919,489	13.9%	73,919,489	16.5%
Total	394,801,467	74.4%	394,801,467	87.9%
Public Shareholders(3)	81,681,000	15.4%	500,000	0.1%
PIPE Investors(4)	33,500,000	6.3%	33,500,000	7.5%
Sponsor and Insiders(5)	20,420,250	3.8%	20,420,250	4.5%
Total Shares of Domesticated Acquiror Common Stock(6)	530,402,717	100.0%	449,221,717	100.0%
(1)	Assumes that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination. In the event that Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination but the number of Acquiror Cayman Class A Ordinary Shares redeemed is less than 81,181,000, the ownership percentages set forth above will vary on approximately a proportional basis between the two scenarios.
(2)	Assumes that the GBT Preferred Shares will be redeemed and canceled, and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement). Upon Closing, Continuing JerseyCo Owners will, in the aggregate, own 394,801,467 shares of Domesticated Acquiror Class B Common Stock and an equal amount of OpCo B Ordinary Shares. In addition, this assumes that holders of GBT Capital Stock and GBT Legacy MIP Options will, in the aggregate, receive an aggregate of 15 million OpCo C Ordinary Shares. For additional information, see “Proposal No. 3 —The Business Combination Proposal — The Business Combination Agreement — Earnout.”
(3)	Excludes 27,227,000 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 27,227,000 Domesticated Acquiror Warrants held by Public Shareholders.
(4)	Includes 2,000,000 PIPE Securities acquired by the Sponsor.
(5)	Excludes (i) 2,000,000 PIPE Securities acquired by the Sponsor and shown in note (4) above and (ii) 12,224,134 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 12,224,134 Domesticated Acquiror Warrants held by the Sponsor. Of the 20,420,250 shares of Domesticated Acquiror Class A Common Stock reflected in the line item above, 6,713,932 will be subject to vesting restrictions pursuant to the Sponsor Side Letter.
(6)	In addition to the foregoing reflected in notes (1) through (5) above, excludes 36,663,742 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of 36,663,742 Acquiror Options to purchase Domesticated Acquiror Class A Common Stock that will be outstanding immediately following the Closing. Assuming the Closing occurs on , 2022, we expect approximately Acquiror Options to be exercisable immediately after Closing (subject to any restrictions or limitations on exercise described in this proxy statement/registration statement) for shares of Domesticated Acquiror Class A Common Stock.

Immediately after the Domestication, PubCo’s common stock will consist of three classes: (i) Domesticated Acquiror Class A Common Stock, (ii) Domesticated Acquiror Class B Common Stock, and (iii) Domesticated Acquiror Class X Common Stock. Immediately after the Business Combination, the Domesticated Acquiror Class X Common Stock will automatically convert into Domesticated Acquiror Class A Common Stock and, following such conversion, the reissuance of shares of Domesticated Acquiror Class X Common Stock will be prohibited, and such shares will be retired and cancelled. Holders of Domesticated Acquiror Class A Common Stock are entitled to economic rights by way of dividends and distributions, subject to the discretion of the PubCo Board. Holders of Domesticated Acquiror Class B Common Stock will have nominal economic rights at PubCo (limited to the right to receive par value in the event of a liquidation, dissolution or winding up of PubCo). Each holder of any class of Domesticated Acquiror Common Stock will be entitled to one vote per share on matters on which stockholders generally are entitled to vote.

Consideration to be Received in the Business Combination

Pursuant to, and in accordance with the terms and subject to the conditions of, the Business Combination Agreement, the aggregate value of the consideration (prior to giving effect to the potential value of the OpCo C Ordinary Shares) to be paid to the holders of GBT Capital Stock and GBT MIP Options in the Business Combination will equal a number of equity interests in PubCo based on a $10.00 price per share with an aggregate value of (i) $4,027,000,000 plus (ii) the lesser of (x) $164,000,000 and (y) the aggregate amount of cash that would be payable by GBT if GBT elected to redeem and cancel all of the GBT Preferred Shares for cash minus (iii) the aggregate amount of cash actually elected to be paid by GBT upon the redemption and cancellation of GBT Preferred Shares (the “Pre-Money Equity Value”). For the avoidance of doubt, if the amount in clause (iii) is greater than the amount in clause (ii), then the Pre- Money Equity Value will be an amount less than the amount in clause (i).

As a result of and upon the consummation of the Business Combination, among other things, PubCo and GBT will be organized as an Up-C structure, with GBT continuing as the operating company and PubCo owning all of the issued and outstanding voting equity in GBT in the form of OpCo A Ordinary Shares. While PubCo does not intend to do so, PubCo will have the right to sell, transfer or otherwise dispose of some or all of the OpCo A Ordinary Shares, subject to applicable law, including the fiduciary duties of PubCo directors under Delaware law and Section 271 of the DGCL, which requires the approval of holders of a majority of the outstanding stock of PubCo entitled to vote thereon in order for PubCo to sell, lease or exchange all or substantially all of its property and assets.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at or prior to the Closing:

●	APSG will pay the Acquiror Share Redemption Amount to holders of Acquiror Cayman Class A Ordinary Shares who exercise their Redemption Rights pursuant to the Existing Organizational Documents in connection with the Shareholder Proposals. The redemption amount, per share, calculated as of two business days prior to the consummation of the Business Combination, including interest not previously released to APSG to pay its tax obligations, divided by the number of then issued and outstanding public shares (as determined in accordance with the Existing Organizational Documents);
●	In connection with the Domestication, each then issued and outstanding Acquiror Cayman Class B Ordinary Share will convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class X Common Stock, which will, pursuant to the terms of the Acquiror Delaware Certificate, automatically convert into a share of Domesticated Acquiror Class A Common Stock
●	Each issued and outstanding GBT Preferred Share will be redeemed and cancelled by GBT and, in consideration therefor, the former holders thereof will receive, at the option of GBT, in its sole discretion, either (i) cash therefor in accordance with the terms of the GBT Existing M&A or (ii) a number of GBT Voting Ordinary Shares as determined in accordance with the terms of the Business Combination Agreement;
●	The issued and outstanding GBT Profit Shares to be redeemed and cancelled and in consideration therefor, the former holders thereof will receive a number of GBT Voting Ordinary Shares as determined in accordance with the terms of the Business Combination Agreement and the Existing Shareholders Agreement;
●	The shareholders of GBT passed a special resolution to amend the GBT Existing M&A to, among other things, (i) create the GBT New Ordinary Shares and GBT will issue one share of GBT New Ordinary Shares to each of Amex HoldCo. and Juweel (on behalf of its legacy segregated portfolio) and (ii) make the GBT Ordinary Shares redeemable to give effect to the transactions contemplated by the Business Combination Agreement;
●	Each issued and outstanding GBT MIP Share (if any) will be redeemed and cancelled by GBT and in consideration therefor, the former holders thereof will receive, at the option of GBT (but subject to the prior written consent of APSG (not to be unreasonably withheld, conditioned or delayed)), either (i) cash therefor equal to the fair market value of such GBT MIP Shares (as determined by the GBT Board) or (ii) a number of shares of Domesticated Acquiror Class A Common Stock equal to the Per Share Converted Amount and OpCo C Ordinary Shares;
●	Pursuant to the Domesticated Acquiror Class B Common Stock Subscription Agreement, APSG will issue and sell shares of Domesticated Acquiror Class B Common Stock to GBT and GBT will then distribute such shares of Domesticated Acquiror Class B Common Stock to former holders of GBT Ordinary Shares (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Other Subscription Agreements”);
●	Each GBT Ordinary Share held by GBT’s direct equityholders (after giving effect to the redemption and cancellation of the GBT Preferred Shares) will be redeemed and cancelled by GBT in consideration for (i) the transfer of the shares of Domesticated Acquiror Class B Common Stock that GBT subscribed for pursuant to the Domesticated Acquiror Class B Common Stock Subscription Agreement and (ii) the issuance of OpCo B Ordinary Shares (equal to the Per Share Converted Amount less, with respect to any such equityholder, the number of GBT New Ordinary Shares held by such equityholder and converted into and re-designated as OpCo B Ordinary Shares as described below) and OpCo C Ordinary Shares (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Other Subscription Agreements”);
●	The shareholders of GBT passed a special resolution (which will take effect immediately prior to the Closing) to adopt the GBT Amended and Restated M&A, pursuant to which, among other things, (i) GBT will create the OpCo A Ordinary Shares, OpCo B Ordinary Shares, OpCo C Ordinary Shares and OpCo Z Ordinary Share and (ii) each issued and outstanding GBT New Ordinary Share will be converted into and re-designated as an as OpCo B Ordinary Share on a one-for-one basis;
●	Each GBT MIP Option that is outstanding immediately prior to the Closing, whether vested or unvested, will be equitably converted (further taking into account the Egencia Post-Closing Equity Adjustment in accordance with the applicable terms of the Business Combination Agreement) into an Acquiror Option in a manner determined by GBT in consultation with APSG and consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such GBT MIP Options for purposes of Section 409A or Section 424 of the Code. In addition, holders of the GBT Legacy MIP Options that are outstanding immediately prior to the Closing shall receive, on account of each GBT Legacy MIP Option, a number of OpCo C Ordinary Shares equal to the Per Share Earnout Amount;
●	GBT will, pursuant to the Acquiror Subscribed Ordinary Shares Subscription Agreement, issue and sell to APSG (i) a number of OpCo A Ordinary Shares which will be equal to the number of Domesticated Acquiror Class A Common Stock outstanding after giving effect to the transactions contemplated by the Business Combination Agreement and the Related Transactions. (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Other Subscription Agreements”) and (ii) one OpCo Z Ordinary Share, and APSG will pay GBT the Acquiror Subscribed Ordinary Shares Purchase Price; and
●	APSG will repay certain transaction expenses (See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Fees and Expenses”).

Earnout

The holders of GBT Capital Stock and GBT Legacy MIP Options will be entitled to receive additional equity in PubCo and GBT if PubCo’s stock price hits certain agreed thresholds. At the Closing, holders of GBT Capital Stock and holders of GBT Legacy MIP Options will receive an aggregate of 15,000,000 OpCo C Ordinary Shares, which will be allocated among such holders on a pro rata basis equal to the Per Share Earnout Amount. The OpCo C Ordinary Shares will be issued to such holders as described above and in accordance with the terms of the Business Combination Agreement.

Upon the First Earnout Achievement Date, if any:

●	one-half of the OpCo C Ordinary Shares held by any equityholder of GBT on such equityholder’s pre-Closing ownership of GBT Ordinary Shares (after giving effect to the redemption and cancellation of the GBT Preferred Shares and GBT Profit Shares) will automatically and without further action on the part of any person be converted and re-designated on the First Earnout Achievement Date into a number of OpCo B Ordinary Shares equal to one-half of the number of OpCo C Ordinary Shares held by such equityholder;
●	one-half of the OpCo C Ordinary Shares held by any equityholder of GBT on account of such equityholder’s pre-Closing ownership of GBT Legacy MIP Options or GBT MIP Shares (excluding any GBT MIP Shares that are redeemed and cancelled for cash consideration) will automatically and without further action on the part of any person (subject to applicable law) be redeemed and cancelled for no consideration therefor;
●	PubCo will promptly issue to each such holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such equityholder’s pre-Closing ownership of GBT Ordinary Shares (after giving effect to the redemption and cancellation of the GBT Preferred Shares and GBT Profit Shares) a number of shares of Domesticated Acquiror Class B Common Stock equal to one-half of the number of OpCo C Ordinary Shares held by such equityholder; and
●	PubCo will promptly issue to each holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such holder’s pre-Closing ownership of GBT Legacy MIP Options or GBT MIP Shares (excluding any GBT MIP Shares that are redeemed and cancelled for cash consideration), a number of Domesticated Acquiror Class A Common Stock equal to one-half of the number of OpCo C Ordinary Shares held by such equityholder (and, in the case of GBT Legacy MIP Options, subject to the same time-vesting conditions, if any, that apply to the corresponding OpCo C Ordinary Shares immediately prior to the First Earnout Achievement Date; subject to net-settlement in respect of any applicable withholding taxes due upon the issuance of Domesticated Acquiror Class A Common Stock).

Upon the Second Earnout Achievement Date, if any:

●	the remaining OpCo C Ordinary Shares held by any equityholder of GBT on account of such equityholder’s pre-Closing ownership of GBT Ordinary Shares (after giving effect to the redemption and cancellation of the GBT Preferred Shares and GBT Profit Shares) will automatically and without further action on the part of any person be converted and re-designated on the Second Earnout Achievement Date into an equal number of OpCo B Ordinary Shares;
●	the remaining OpCo C Ordinary Shares held by any equityholder of GBT on account of such equityholder’s pre-Closing ownership of GBT Legacy MIP Options or GBT MIP Shares (excluding any GBT MIP Shares that are redeemed and cancelled for cash consideration) will automatically and without further action on the part of any person (subject to applicable law) be redeemed and cancelled for no consideration therefor;
●	PubCo will promptly issue to each holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such equityholder’s pre-Closing ownership of GBT Ordinary Shares (after giving effect to the redemption and cancellation of the GBT Preferred Shares and GBT Profit Shares) a number of shares of Domesticated Acquiror Class B Common Stock equal to the number of OpCo C Ordinary Shares held by such equityholder on the Second Earnout Achievement Date; and
●	PubCo will promptly issue to each holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such holder’s pre-Closing ownership of GBT Legacy MIP Options or GBT MIP Shares (excluding any GBT MIP Shares that are redeemed and cancelled for cash consideration), a number of Domesticated Acquiror Class A Common Stock equal to the number of OpCo C Ordinary Shares held by such equityholder (and, in the case of GBT Legacy MIP Options, subject to the same time-vesting conditions, if any, that apply to the corresponding OpCo C Ordinary Shares immediately prior to the Second Earnout Achievement Date; subject to net-settlement in respect of any applicable withholding taxes due upon the issuance of Domesticated Acquiror Class A Common Stock).

If the First Earnout Achievement Date and/or the Second Earnout Achievement Date have not occurred or been deemed to have occurred prior to the date that is five years following the Closing Date, the GBT Capital Stock will, without further action on the part of any person, be redeemed and cancelled for no consideration.

If PubCo undergoes a change of control after Closing and prior to the date that is five years following the Closing Date, the First Earnout Achievement Date will be deemed to occur if the consideration received by the holders of Domesticated Acquiror Common Stock is greater than or equal to $12.50 and the Second Earnout Achievement Date will be deemed to occur if the if consideration received by the holders of Domesticated Acquiror Common Stock is greater than or equal to $15.00. If the consideration so received is in a form other than cash, the PubCo Board have the right to determine the value of such consideration. If the consideration in a change of control transaction is equity securities of the surviving company or one of its affiliates that are (or will be at the closing of such change of control) publicly traded, any remaining OpCo C Ordinary Shares (not otherwise converted, re-designated, cancelled or redeemed) shall not be converted, re-designated, cancelled or redeemed and instead shall be converted into similar equity securities offered in such change of control transaction and shall remain subject to the First Earnout Achievement Date and/or the Second Earnout Achievement Date to the extent they have not already occurred (as may be equitably adjusted to take into account the structure and consideration provided for such change of control).

The Domesticated Acquiror Class A Common Stock price targets and the number of Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock and OpCo B Ordinary Shares will be equitably adjusted for stock splits, reverse stock splits, dividends (cash or stock), reorganizations, recapitalizations, reclassifications, combinations or other like changes or transactions with respect to the OpCo B Ordinary Shares, shares of Domesticated Acquiror Class B Common Stock and Domesticated Acquiror Class A Common Stock occurring after the Closing.

Notwithstanding anything to the contrary herein, if the Egencia Post-Closing Equity Adjustment is not finally determined in accordance with the Egencia Equity Contribution Agreement prior to the Closing, at the Closing, without further action on the part of any person, the OpCo C Ordinary Shares will not be issued to the equityholders, and instead 15 million OpCo C Ordinary Shares will be reserved by GBT. Within five business days following the final determination of the Egencia Post-Closing Equity Adjustment under the Egencia Equity Contribution Agreement, without further action on the part of any person, (x) the definition of “Per Share Earnout Amount” shall be read to take into account such adjustment as if it had occurred immediately prior to the Closing and (y) the OpCo C Ordinary Shares shall be issued to each pre-Closing holder of GBT Legacy MIP Options, each pre-Closing holder of GBT MIP Shares (excluding any GBT MIP Shares that are redeemed and cancelled for cash consideration) and each pre-Closing holder of GBT Ordinary Shares (after giving effect to the redemption and cancellation of the GBT Preferred Shares and GBT Profit Shares in accordance with the terms of the Business Combination Agreement) (including Expedia) as if the Egencia Post-Closing Equity Adjustment had been finally determined immediately prior to the Closing in the proportions contemplated by the Business Combination Agreement. If the First Earnout Achievement Date or the Second Earnout Achievement Date has occurred prior to the issuance of OpCo C Ordinary Shares in the foregoing sentence, then, in lieu of such issuance of OpCo C Ordinary Shares, the securities issuable upon the First Earnout Achievement Date or the Second Earnout Achievement Date shall be issued to the applicable persons pursuant to the Business Combination Agreement (and any corresponding OpCo C Ordinary Shares shall be redeemed and cancelled) within five business days following the final determination of the Egencia Post-Closing Equity Adjustment.

Material Adverse Effect of APSG

Under the Business Combination Agreement, certain representations and warranties of APSG are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. In addition, it is a condition to the performance of GBT’s obligation to consummate the Business Combination that no Acquiror Material Adverse Effect occurs between signing and Closing. Pursuant to the Business Combination Agreement, an “Acquiror Material Adverse Effect” means any change, effect, event, occurrence, development, condition or fact (each, an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), properties, assets, Liabilities, operations or results of operations of APSG or (b) would or would reasonably be expected to prevent or materially delay or materially impair, the consummation of the DeSPAC Transaction by APSG; provided, however, that in no event would any Effect arising out of or resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be an Acquiror Material Adverse Effect pursuant to the foregoing clause (a): (i) any change in general political, social, geopolitical or regulatory conditions, (ii) any change in economic, financial, credit, banking, currency or capital market conditions, including interest, foreign exchange or exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market, (iii) any change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof), (iv) any adoption, implementation, promulgation, repeal, modification, change or authoritative reinterpretation of any law, (v) any plagues, pandemics (including COVID-19), epidemics or other outbreaks of diseases or public health events or any worsening or subsequent waves, variants or mutations thereof, (vi) escalation or acts of terrorism or sabotage, cyberterrorism, armed hostility, war (whether or not declared), military action or any weather-related event, fire, volcanoes, tsunamis, earthquakes, hurricanes, tornadoes, floods, wild fires, or other natural disaster, or the escalation or worsening of any of the occurrences or conditions referred to in this clause (vi), (vii) the announcement of the Business Combination Agreement, the Business Combination and the Related Transactions or the pendency, performance or consummation of the Business Combination and the Related Transactions (provided that the exception in this clause (vii) shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement of the Business Combination Agreement or the pendency, performance or consummation of the Business Combination and Related Transactions), (viii) the taking of any action expressly required by (other than the requirements to continue to operate in the ordinary course of business), or the failure to take any action expressly prohibited by, the Business Combination Agreement, (ix) the taking of any action requested by GBT in writing or (x) any change in the trading price or volume of the Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, the Acquiror Cayman Units or Acquiror Cayman Warrants (provided that the underlying causes of such changes referred to in this clause (x) may be considered in determining whether there is an Acquiror Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition); provided, however, that any Effect resulting from or arising out of the exceptions set forth in clauses (i), (ii), (iii), (iv) and (vi) may be taken into consideration in determining whether an Acquiror Material Adverse Effect has occurred to the extent that such Effect has a disproportionate impact on APSG compared to other special purpose acquisition companies of similar size.

Material Adverse Effect of GBT

Under the Business Combination Agreement, certain representations and warranties of GBT are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. In addition, it is a condition to the performance of APSG’s obligation to consummate the Business Combination that no Company Material Adverse Effect occurs between signing and Closing. Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), properties, assets, liabilities, operations or results of operations of GBT and its subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent or materially delay or materially impair the consummation of the DeSPAC Transaction by GBT and its subsidiaries; provided, however, that in no event shall any Effect arising out of or resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect pursuant to the foregoing clause (a): (i) any change in general political, social, geopolitical or regulatory conditions, (ii) any change in economic, financial, credit, banking, currency or capital market conditions, including interest, foreign exchange or exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market, (iii) any change generally affecting the industry in which GBT or its subsidiaries operates, (iv) any change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof), (v) any adoption, implementation, promulgation, repeal, modification, change or authoritative reinterpretation of any Law, (vi) any plagues, pandemics (including COVID-19), epidemics or other outbreaks of diseases or public health events or any worsening or subsequent waves, variants or mutations thereof, (vii) escalation or acts of terrorism or sabotage, cyberterrorism, armed hostility, war (whether or not declared), military action or any weather-related event, fire, volcanoes, tsunamis, earthquakes, hurricanes, tornadoes, floods, wild fires, or other natural disaster, or the escalation or worsening of any of the occurrences or conditions referred to in this clause (vii), (viii) the announcement of the Business Combination, the Business Combination Agreement and the Related Transactions or the pendency, performance or consummation of the Business Combination and the Related Transactions, including any impact on GBT’s or its subsidiaries’ relationships with employees, customers, suppliers or other business relations (provided that the exception in this clause (viii) shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement of the Business Combination Agreement or the pendency, performance or consummation of the Business Combination and Related Transactions), (ix) the taking of any action expressly required by (other than the requirements to continue to operate in the ordinary course of business), or the failure to take any action expressly prohibited by, the Business Combination Agreement, (x) the taking of any action requested by APSG in writing or (xi) any failure to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets, operating statistics or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position or other financial or performance measures or operating statistics for any period (provided that, except as otherwise provided in this definition, the underlying causes of such failure referred to in this clause (xi) may be considered in determining whether there is a Company Material Adverse Effect); provided, however, that any Effect resulting from or arising out of the exceptions set forth in clauses (i), (ii), (iii), (iv), (v) and (vii) may be taken into consideration in determining whether a Company Material Adverse Effect has occurred to the extent that such Effect has a disproportionate impact on GBT and its subsidiaries, taken as a whole, compared to other similarly situated businesses operating in the industry in which GBT and its subsidiaries operate.

Closing of the Business Combination

The Closing is expected to occur by the exchange of signatures by electronic transmission, or, if such exchange is not practicable, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, on the date which is three Business Days after the first (1st) date on which all conditions in the Business Combination Agreement are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof). Notwithstanding the foregoing, the Closing may occur at such other time, date and location as APSG and GBT may agree in writing, provided, however, that if the Closing would occur on a date on which the Cayman National Bank or the financial institutions in Jersey are closed, the Closing Date will occur on the following business day. For the avoidance of doubt, the Closing shall occur after the effectiveness of the Domestication.

Conditions to Closing of the Business Combination — Conditions to the Obligations of Each Party

The respective obligations of each of APSG and GBT to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of each of the following conditions, any one or more of which may be waived in writing by both of APSG and GBT:

●	At the Special Meeting, except for the Unbundling Precatory Proposals, the approval by the Acquiror Cayman Shareholders of the Shareholder Proposals;
●	This proxy statement/registration statement must have become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
●	The waiting period or periods under the HSR Act applicable to the Business Combination must have expired or been terminated and all permits, approvals, clearances, non-objections and consents of, certain regulatory authorities (including receipt of approval from (or a notification or final notification that no further action will be taken by) the U.K. Secretary of State under the NSIA (including a notification by the U.K. Secretary of State that no further action will be taken in relation to the transaction, or final notification by the U.K. Secretary of State that no further action will be taken by the NSIA in relation to a call-in notice in respect of the transaction)) must have been procured or obtained;
●	There must not be in force any order enjoining or prohibiting the consummation of the Business Combination or any law that makes the consummation of the Business Combination illegal or otherwise prohibited;
●	APSG must have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to all Acquiror Share Redemptions by the holders of Acquiror Cayman Class A Ordinary Shares;

●	The application by APSG to list the Domesticated Acquiror Class A Common Stock being issued in connection with the Business Combination and PIPE Investment must have been approved by the NYSE (subject to official notice of issuance); and
●	The Domestication must have become effective and a time-stamped copy of the Certificate of Domestication evidencing its filing with the Secretary of State of the State of Delaware must have been delivered to GBT.

Conditions to Closing of the Business Combination — Conditions to the Obligations of APSG

The obligation of APSG to consummate, or cause to be consummated, the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by APSG:

●	Certain fundamental representations and warranties of GBT related to the capitalization of GBT must be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination or any Related Transactions;
●	The representation and warranty by GBT that there was no Company Material Adverse Effect from September 30, 2021 to the date of the Business Combination Agreement must be true and correct in all respects as of the Closing Date, except with respect to such representation and warranty which speaks as to an earlier date, which representation and warranty shall be true and correct in all respects at and as of such date;
●	(i) All other representations and warranties of GBT in the Business Combination Agreement and (ii) all of the representations and warranties of GBT made in the Acquiror Class B Common Stock Subscription Agreement (in each case, disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) must be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a GBT Material Adverse Effect;
●	Each of the covenants of GBT to be performed as of or prior to the Closing must have been performed in all material respects;
●	APSG must have received a certificate, in form and substance reasonably acceptable to APSG, executed by an officer of GBT on behalf of GBT and dated as of the Closing Date, certifying that each of the conditions relating to the representations, warranties and covenants of GBT (as described above) has been satisfied; and
●	Since the date of the Business Combination Agreement, no Company Material Adverse Effect has occurred that remains in effect.

Conditions to Closing of the Business Combination — Conditions to Obligations of GBT

The obligation of GBT to consummate, or cause to be consummated, the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by GBT (provided, however, that GBT may not waive the Minimum Available Acquiror Cash Condition without the prior written consent of APSG (such consent to not be unreasonably withheld, conditioned or delayed)):

●	Certain fundamental representations and warranties of APSG related to the capitalization of APSG must be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination or any Related Transactions;

●	The representation and warranty by APSG that there was no Acquiror Material Adverse Effect from September 30, 2021 to the date of the Business Combination Agreement must be true and correct in all respects as of the Closing Date, except with respect to such representation and warranty which speaks as to an earlier date, which representation and warranty shall be true and correct in all respects at and as of such date;
●	(i) All other representations and warranties of APSG in the Business Combination Agreement and (ii) all of the representations and warranties of APSG made in the Acquiror Subscribed Ordinary Shares Subscription Agreement (in each case, disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Acquiror Material Adverse Effect or any similar qualification or exception) must be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect;
●	Each of the covenants of APSG to be performed as of or prior to the Closing must have been performed in all material respects;
●	GBT must have received a certificate, in form and substance reasonably acceptable to GBT, executed by an officer of APSG on behalf of APSG and dated as of the Closing Date certifying that each of the conditions relating to the representations, warranties and covenants of APSG (as described above) has been satisfied;
●	The Minimum Available Acquiror Cash Condition; and
●	Since the date of the Business Combination Agreement, no Acquiror Material Adverse Effect has occurred that remains in effect.

Representations and Warranties

Under the Business Combination Agreement, GBT made customary representations and warranties (which are sometimes subject to materiality and knowledge qualifiers) relating to: organization and organizational power; authority; validity and binding nature of obligations; ownership and capitalization; subsidiaries, title to interests; non-contravention (including as to any required governmental filings and consents); financial statements; internal controls; absence of undisclosed liabilities; absence of certain developments; specified contracts; intellectual property; data privacy and cybersecurity; insurance; litigation; compliance with laws (including with respect to permits and filings); environmental matters; employee benefits; labor matters; taxes; affiliated transactions; anti-corruption; material suppliers and material customers; brokers; accuracy of information supplied; real property and personal property and COVID-19.

Under the Business Combination Agreement, APSG made customary representations and warranties (which are sometimes subject to materiality and knowledge qualifiers) relating to: organization and organizational power; authority; validity and binding nature of obligations; ownership and capitalization; non-contravention (including as to any required governmental filings and consents); financial statements; internal controls; absence of undisclosed liabilities; absence of certain developments; litigation; compliance with laws (including with respect to permits and filings); SEC reports; the Trust Account; indebtedness; employee benefit plans; assets and title to assets; business activities; stock market quotation; taxes; the vote of the Acquiror Cayman Shareholders required in connection with the Business Combination; title to assets; affiliate transactions; brokers and third party expenses; and related person transactions.

Covenants of GBT

GBT made certain covenants under the Business Combination Agreement, including, among others, the covenants set forth below.

●	Except (i) as required or expressly permitted by the Business Combination Agreement, (ii) as required by law, (iii) for certain agreed exceptions, (iv) for actions contemplated by the Egencia Equity Contribution Agreement and other transaction documents related thereto to be taken after the consummation of the Egencia Acquisition or (v) with the prior written consent of APSG (which consent shall not be unreasonably withheld, conditioned or delayed) (with consent deemed to have been given by APSG if it does not object in writing within 10 business days of the written request from GBT), GBT agreed to, and to cause its subsidiaries to, during the Interim Period (A) operate the business of GBT and its subsidiaries in all material respects in the ordinary course of business consistent with past practice (with the parties agreeing that those actions reasonably taken by GBT and its subsidiaries specifically in response to COVID-19 that are consistent in all material respects with the types of actions taken by such persons in response to COVID-19 since the onset of COVID-19 and prior to the date of the Business Combination Agreement, will be deemed to be in all material respects in the ordinary course of business consistent with past practice), (B) use commercially reasonable efforts to preserve intact the business operations, organization and goodwill of GBT and its subsidiaries and (C) use commercially reasonable efforts to preserve in all material respects GBT and its subsidiaries’ present relationships with their respective current officers, key employees, customers, suppliers and others having material commercial relationships with GBT and its subsidiaries;
●	Except (i) as required or expressly permitted by the Business Combination Agreement, (ii) as required by law, (iii) for certain agreed exceptions, (iv) for actions contemplated by the Egencia Equity Contribution Agreement and other transaction documents related thereto to be taken after the consummation of the Egencia Acquisition, (v) for actions reasonably taken by GBT and its subsidiaries specifically in response to COVID-19 that are consistent in all material respects with the types of actions taken by such persons in response to COVID-19 since the onset of COVID-19 and prior to the date of the Business Combination Agreement, or (vi) with the prior written consent of APSG (which consent shall not be unreasonably withheld, conditioned or delayed) (with consent deemed to have been given by APSG if it does not object in writing within 10 business days of the written request from GBT), during the Interim Period, GBT will not, and will cause its subsidiaries not to:
●	incur, create, assume, guarantee or otherwise become liable for any indebtedness (including, without limitation, to refinance any other indebtedness of GBT or its subsidiaries), in each case, other than (A) up to $200 million of additional indebtedness under the Senior Secured Credit Agreement, (B) additional indebtedness as necessary or advisable so that GBT’s subsidiaries would project in good faith to have at least $200 million of unrestricted cash at all times over the succeeding 12 months, (C) indebtedness solely among GBT and its wholly owned subsidiaries (or any combination thereof), (D) indebtedness which refinances, extends, defeases or otherwise discharges or replaces any indebtedness of GBT and its subsidiaries; provided that, except with respect to any such refinancing indebtedness that is otherwise permitted pursuant to the terms of the Business Combination Agreement, (x) after giving effect to the refinancing indebtedness, the principal amount of such refinancing indebtedness will not exceed the principal amount of the refinanced indebtedness except by an amount equal to unpaid accrued interest and premium thereon plus other amounts paid, and fees and expenses incurred, in connection with such refinancing, extension, defeasance, discharge or replacement plus an amount equal to any existing unused commitments under the refinanced indebtedness, (y) the terms of the refinancing indebtedness, when taken as a whole, must be not materially less favorable to GBT and its subsidiaries than the terms of the refinanced indebtedness, when taken as a whole, (however, the limits mentioned in subclause (y) do not limit or restrict (I) less favorable terms that are customary or on market terms for the nature of the refinancing indebtedness at the time of the applicable transaction or (II) the ability of GBT and its subsidiaries to grant or incur certain specified permitted liens), and (z) prior to GBT and/or any of its subsidiaries entering into binding definitive agreements for any refinancing indebtedness that is in a principal amount exceeding $25 million, GBT must reasonably consulted with APSG prior to entering into a contract to incur, or otherwise incurring (if there is no contract), such refinancing indebtedness and consider APSG’s recommendations with respect thereto in good faith, (E) any ordinary course working capital facility or line of credit of GBT or any of its subsidiaries and ordinary course draws or other extensions of credit thereunder and obligations under cash management services and similar arrangements in the ordinary course of business, (F) indebtedness for borrowed money up to $10 million individually or $30 million in the aggregate incurred in the ordinary course of business and (G) other indebtedness for borrowed money and/or guarantees thereof that will be discharged prior to or substantially concurrently with the Closing;
●	declare, set aside or pay any dividend or other distribution with respect to its equity securities or repurchase any of its equity securities, in all cases other than (A) dividends or other distributions by GBT or a wholly-owned subsidiary of GBT solely to one or more other wholly-owned subsidiaries of GBT or GBT and (B) any tax distributions made pursuant to and in accordance with the GBT Existing M&A or organizational documents of GBT’s subsidiaries;
●	issue, transfer, encumber, sell, deliver or otherwise dispose of, or authorize the issuance, transfer, encumbrance, sale, delivery or disposition of (other than any authorization of a compliance transfer by an existing equityholder of GBT), any of GBT’s or any of its subsidiaries’ equity securities or any securities convertible into or exchangeable for, or options with respect to, or warrants to purchase or rights to subscribe for, or restricted stock units, stock appreciation rights or other commitments for the issuance of any of GBT’s or its subsidiaries’ equity securities, in each case, other than (A) between or among GBT and one or more of its subsidiaries (or any combination thereof), (B) any transfer or encumbrance of equity securities of any subsidiary of GBT in connection with certain permitted indebtedness, (C)

issuances of GBT MIP Shares in connection with the exercise of any GBT MIP Options outstanding on the date of the Business Combination Agreement and (D) with respect to the grant or issuance of any GBT MIP Options permitted by the Business Combination Agreement, or the exercise, vesting or settlement thereof;
●	effect any recapitalization, combination, redemption, reclassification, equity split, exchange or like change in capitalization or adopt any plan of liquidation, arrangement, dissolution, merger, consolidation or other reorganization (other than solely between or among GBT and its subsidiaries);
●	amend the GBT Existing M&A or organizational documents of GBT’s subsidiaries in any manner adverse to APSG;
●	(A) make, revoke or change any material tax election, (B) adopt or change any method of accounting or annual accounting period for tax purposes, (C) settle or compromise any material tax Liability, (D) file any material tax return outside the ordinary course of business or make any material amendment to any material tax return, (E) surrender any right to claim a material refund, credit or other similar tax benefit, (F) waive or extend the statute of limitations in respect of any material tax claim or assessment or (G) enter into any material agreement with a governmental entity with respect to taxes;
●	sell, assign, transfer, convey, lease, license, abandon, dedicate to the public, otherwise dispose of, mortgage, pledge or otherwise encumber or subject to any lien (other than certain specified permitted liens), any material assets or material properties (including any leased real property) of GBT or its subsidiaries, except for (A) dispositions of obsolete or worthless equipment, (B) transactions among GBT and its wholly-owned subsidiaries (or any combination thereof), (C) transactions in the ordinary course of business consistent with past practice and (D) certain dispositions of intellectual property;
●	(A) commence any material action or (B) enter into any waiver, release, assignment, compromise or settlement of any pending or threatened action against the GBT or any of its subsidiaries, except where such waivers, releases, assignments, compromises or settlements involve only the payment of monetary damages in an amount less than $4 million in the aggregate;
●	grant to, or agree to grant to, any person rights to any intellectual property that is material to GBT and its subsidiaries (other than licenses to intellectual property granted by GBT or any of its subsidiaries in the ordinary course of business), or dispose of, abandon or permit to lapse any rights to any intellectual property that is material to GBT and its subsidiaries, except for the expiration of certain registered intellectual property in accordance with the applicable statutory term or registration period or in the reasonable exercise of GBT’s or any of its subsidiaries’ business judgment as to the costs and benefits of maintaining the item;
●	make or commit to make any capital expenditures in excess of $6 million in the aggregate, except for capitalized software development in the ordinary course of business or capital expenditures or commitments therefor as previously agreed between the parties;
●	make any material change in its accounting methods, practices, policies or procedures, except as required by a change in GAAP, by a change in applicable law or at the request or requirement of a governmental entity;
●	terminate without replacement, fail to use commercially reasonable efforts to maintain in full force and effect, cancel (without replacement) or amend in a manner materially detrimental to GBT and its subsidiaries, taken as a whole, certain GBT insurance policies;
●	enter into a new line of business (other than reasonably foreseeable extensions of the current line of business of GBT and its subsidiaries) or discontinue any current line of business;
●	(A) limit the right of GBT or any of GBT’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (B) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of GBT and its subsidiaries, taken as a whole;

●	acquire by merger, consolidation, acquisition of equity interests or assets or otherwise, any business, entity or other person or division or portion thereof if such acquisition would prevent, materially delay or materially impair the consummation of the Business Combination or Related Transactions or if such acquisitions are together in excess of an aggregate of $100 million;
●	make any loans, advances or capital contributions to, or investments in (other than certain investments permitted under the terms of the Business Combination Agreement), any other person (including to any of its officers, directors, agents or consultants but excluding GBT, its subsidiaries and the joint ventures to which GBT is party, in each case, that would not prevent, materially delay or materially impair the consummation of the Business Combination or the Related Transactions) in excess of an aggregate of $1,000,000 or enter into any “keep well” or similar agreement (other than in connection with permitted indebtedness) to maintain the financial condition of any other person (other than the subsidiaries of GBT or joint ventures to which GBT or any of its subsidiaries is party, in each case, that would not prevent, materially delay or materially impair the consummation of the Business Combination or the Related Transactions), except (A) travel or similar advances (including with respect to payroll matters) to employees or officers of GBT or its Subsidiaries in the ordinary course of business consistent with past practice, (B) prepayments and deposits paid to suppliers or vendors of GBT or any of its subsidiaries in the ordinary course of business consistent with past practice, (C) extended payment terms for, or other customary trade arrangements with, customers in the ordinary course of business consistent with past practice, (D) investments received in connection with the bankruptcy or reorganization of customers, suppliers and vendors or in settlement of delinquent obligations of, or other disputes with, customers, suppliers and vendors arising in the ordinary course of business, and (E) guarantees and deposits in connection with the provision of credit card payment processing services or similar processing services; provided that the above requirements shall not limit or restrict the ability of GBT and its subsidiaries to grant certain liens permitted under the terms of the Business Combination Agreement (except for as otherwise permitted by the Business Combination Agreement);
●	acquire or agree to acquire any fee interest in any real property in excess of an aggregate of $10 million;
●	amend or modify the shareholder commitment letters between GBT and each of Juweel and Amex Holdco. for the sale and issuance of GBT Preferred Shares;
●	except as required by the terms of a GBT benefit plan or a collective bargaining agreement in effect as of the date of the Business Combination Agreement, (A) except for (1) merit increases in the ordinary course of business consistent with past practice, (2) as deemed reasonably necessary by GBT to retain an employee who has received a competing offer of employment in the ordinary course of business consistent with past practice and (3) in the ordinary course consistent with past practice in instances of promotions, increase the compensation or benefits provided to current or former employees or independent contractors of GBT, by, in the aggregate, more than 5%, (B) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former employee or independent contractor of GBT, other than the issuance or grant of GBT Legacy MIP Options in the ordinary course of business consistent with past practice and New GBT MIP Options, (C) except as would not result in an increase in costs that are material to GBT and its subsidiaries taken as a whole, enter into or amend any collective bargaining agreement that is not a national or sector-specific collective agreement, or (D) hire any employee to a position as a member of the GBT’s Global Leadership Team other than with respect to employment offers outstanding as of the date hereof or to replace any GBT employee whose employment terminates following the date hereof on substantially similar terms and conditions of employment; or
●	enter into any binding agreement to do any of the foregoing.
●	If Closing has not occurred prior to March 31, 2022, as soon as practicable following March 31, 2022, GBT must deliver to APSG certain financial statements for the year ending December 31, 2021, together with the auditor’s reports thereon.
●	During the Interim Period, GBT will not, and will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and their representatives (including, but not limited to, its affiliates and its and their officers, directors, employees, financial advisors, attorneys, accountants and other agents and advisors) not to, directly or indirectly: (i) solicit, initiate, or knowingly encourage or knowingly facilitate any inquiry, indication of interest or request for information with respect to, or the making of, any proposal or offer from any third party relating to a Competing Transaction, or any inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction; (ii) engage in, continue or otherwise participate in any discussions or negotiations with a third party (other than APSG and its representatives) regarding, or, with respect to GBT or any of its subsidiaries, or furnish, make available or provide access to a third party (other than APSG and its representatives) to its properties, books, records or any information relating to GBT or any of its subsidiaries with respect to, a Competing Transaction or an inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction, other than to make such third party aware of the provisions of this paragraph; (iii) enter into any understanding, arrangement, agreement, agreement in principle, letter of intent, confidentiality agreement or other commitment (whether or not legally binding) with a third party (other than APSG and its representatives) relating to a Competing Transaction; (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction; or (v) resolve or agree to do any of the foregoing. GBT will also, and will cause each of its subsidiaries and will use its reasonable best efforts to cause its and their respective representatives to, cease any solicitations, discussions or negotiations with any person (other than APSG and its representatives) conducted prior to the date of the Business Combination Agreement in connection with a Competing Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Competing Transaction. As soon as reasonably practicable after the execution of the Business Combination Agreement, GBT will request each person (other than APSG and its representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring GBT (and with whom GBT has had contact in six months prior to the date of the Business Combination Agreement regarding the acquisition of GBT) to return or destroy all confidential information furnished to such person by or on behalf of GBT or any of its subsidiaries prior to the date of the Business Combination Agreement and terminate access to any physical or electronic data room maintained by or on behalf of GBT or any of its Subsidiaries. For purposes of GBT’s obligations, “Competing Transaction” means any of (i) the issuance, sale or transfer to or investment by a person or group in any newly issued equity interests in GBT (subject to certain permitted transfers as set forth in the Business Combination Agreement), (ii) sale or transfer of 15% or more of the consolidated assets of GBT and its subsidiaries, (iii) merger or business combination involving GBT or any of its subsidiaries involving the sale or disposition of GBT or any of its subsidiaries holding 15% or more of the consolidated assets of GBT and its subsidiaries or (iv) public offering of GBT’s securities or a business combination transaction between GBT and a special purpose acquisition company or blank check company.
●	Subject to certain confidentiality and privilege exceptions (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or protection and compliance with such confidentiality obligation), and to the extent permitted by applicable law, GBT agreed to, and agreed to cause its subsidiaries to, afford to APSG and its accountants, counsel and other representatives, at APSG’s sole cost and expense, reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of GBT and its subsidiaries, to all of their respective properties, books, contracts, commitments, projections, plans, tax returns, records, analyses and appropriate officers and employees of GBT and its subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of GBT and its subsidiaries as such representatives may reasonably request; provided that such access will not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of GBT and its subsidiaries without the prior written consent of GBT.
●	During the Interim Period, GBT will use its reasonable best efforts to enter into definitive agreements with Amex HoldCo. and its affiliates consistent in all material respects with a term sheet previously provided to APSG (other than any deviations from such term sheet not materially less favorable to APSG, GBT and its subsidiaries), which includes, among other things, an amended and restated trademark license agreement, for continued use of the American Express Global Business Travel brand and the use of the American Express GBT Meetings & Events brand for business travel, meetings and events, business consulting and other services related to business travel. GBT agreed that such term sheet is a binding agreement on the parties thereto to comply with the terms and provisions thereof until the definitive agreements have been fully executed and are in full force and effect. During the Interim Period, without the prior written consent of APSG, GBT will not, unless and until such definitive agreements have been fully executed and are in full force and effect, terminate, waive or materially amend or modify any provisions of such term sheet or any provisions of the letter agreement previously delivered to APSG and entered into by and among Amex HoldCo., Juweel and GBT dated as of December 2, 2021 to which such term sheet is attached.
●	GBT will (a) promptly upon request by APSG, reimburse APSG for all reasonable and documented out-of-pocket costs incurred by APSG solely to the extent incurred primarily as a result of and directly related to any action required pursuant APSG’s cooperation requirements in connection with the GBT Debt Financing and (B) shall indemnify and hold harmless APSG and its representatives (in each case, solely to the extent acting in their capacity as such and, for the avoidance of doubt, not including any GBT Debt Financing Sources or their respective representatives acting in their capacity as such)

from and against any and all liabilities, losses, damages or claims and any reasonable and documented expenses related thereto incurred in any action, in any such case, solely to the extent resulting primarily from and directly related to any action required pursuant to APSG’s cooperation requirements in connection with the GBT Debt Financing; provided that such reimbursement, indemnity and agreement to hold harmless shall not apply to any costs, liabilities, losses, damages, claims or expenses arising or resulting from (x) the gross negligence, fraud, bad faith or willful misconduct of APSG or any of its representatives (as determined by a court of competent jurisdiction in a final and non-appealable decision), (y) a material breach of the obligations of APSG or any of its affiliates under the Business Combination Agreement or any Related Transaction Document or (z) any action solely between or among APSG and any of its representatives (or between or among any of APSG’s representatives).

Covenants of APSG

APSG made certain covenants under the Business Combination Agreement, including, among others, the covenants set forth below.

●	Except (i) as required or expressly permitted by the Business Combination Agreement, (ii) as required by law, (iii) for certain agreed exceptions, or (iv) with the prior written consent of APSG (which consent shall not be unreasonably withheld, conditioned or delayed) (with consent deemed to have been given by GBT if it does not object in writing within 10 business days of the written request from GBT), APSG agreed to, during the Interim Period, operate the business of APSG in all material respects in the ordinary course of business consistent with past practice.
●	Except (i) as required or expressly permitted by the Business Combination Agreement, (ii) as required by law, (iii) for certain agreed exceptions, or (iv) with the prior written consent of GBT (which consent shall not be unreasonably withheld, conditioned or delayed) (with consent deemed to have been given by GBT if it does not object in writing within 10 business days of the written request from APSG) during the Interim Period, APSG will not:
●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations; provided that APSG may incur (A) fees and expenses for professional services to the extent incurred either in support of the Business Combination or in support of the ordinary course operations of APSG, (B) other liabilities or obligations (other than any indebtedness) in the ordinary course of business owed to affiliates of APSG in order to meet its reasonable capital requirements or (C) incur any new loans from the Sponsor to fund or finance fees and expenses incurred by APSG in accordance with the Business Combination Agreement; however the terms of such loan from the Sponsor shall be on terms and conditions no less favorable to APSG or GBT than the terms and conditions of that certain existing promissory note, dated as of June 18, 2021, made by APSG to Sponsor;
●	declare, set aside, make or pay any dividend or distribution with respect to APSG’s equity securities;
●	issue, transfer, grant, sell, deliver or otherwise dispose of or authorize the issuance, transfer, grant, sale, delivery or disposition of any Acquiror Cayman Shares or securities exercisable for or convertible into Acquiror Cayman Shares or Domesticated Acquiror Common Stock (including options, warrants or other equity-based awards) or other than (w) issuances, transfers, grants, sales, deliveries or dispositions to GBT or in connection with the exercise of any Acquiror Cayman Warrants outstanding as of the signing of the Business Combination Agreement, (x) the issuance of Acquiror Cayman Warrants to Sponsor pursuant to the conversion of the October Note in accordance with the October Note’s terms as in effect on the date of the signing of the Business Combination Agreement and any subsequent exercise of such Acquiror Cayman Warrants by the Sponsor in accordance with the terms of the October Note; (y) Domesticated Acquiror Class A Common Stock or any warrants exercisable for shares of Domesticated Acquiror Class A Common Stock pursuant to an Acceptable Subscription Agreement, and (z) to effect a Syndication Transfer pursuant to a PIPE Subscription Agreement or an Acceptable Subscription Agreement, in the case of an Acceptable Subscription Agreement entered into with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed);
●	amend, modify or waive any of the material terms or rights set forth in any Acquiror Cayman Warrants or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

●	effect any recapitalization, combination, redemption, purchase, repurchase, reclassification, equity split, exchange or like change in capitalization or adopt any plan of liquidation, arrangement, dissolution, merger, consolidation or other reorganization, other than (x) a redemption of Acquiror Cayman Class A Ordinary Shares made as part of the Acquiror Share Redemptions or (y) in connection with a Syndication Transfer;
●	(A) seek any approval from the Acquiror Cayman Shareholders or (B) change, modify or amend the Trust Agreement, between the Trustee and APSG (including withdrawing amounts from the Trust Account) or the Existing Organizational Documents, except in each case as contemplated by the Business Combination;
●	form any subsidiary;
●	(A) make, revoke or change any material tax election, (B) adopt or change any method of accounting or annual accounting period for tax purposes, (C) settle or compromise any material tax liability, (D) file any material tax return outside the ordinary course of business or make any material amendment to any material tax return, (E) surrender any right to claim a material refund, credit or other similar tax benefit, (F) waive or extend the statute of limitations in respect of any material tax claim or assessment or (G) enter into any material agreement with a governmental entity with respect to taxes;
●	other than (A) as expressly required by the Sponsor Support Agreement or the Sponsor Side Letter, and (B) the entry into a new loan with the Sponsor permitted under the terms of the Business Combination Agreement enter into, renew or amend in any material respect, any transaction or contract, or series of related transactions or contracts, between the Sponsor or any of its affiliates (or any person that beneficially owns at least 10% of the outstanding equity securities of the Sponsor or any parent, child, sibling or spouse who resides with, or is dependent of, any such person) on the one hand, and APSG, any officer, director, manager or affiliate of APSG or, to the knowledge of APSG, any of their respective associates or immediate family members, on the other hand, required to be disclosed by APSG in SEC Filings pursuant to Item 404 of Regulation S-K;
●	sell, assign, transfer, convey, lease, license, abandon, dedicate to the public or otherwise dispose of any material tangible assets or properties of APSG;
●	(A) merge, consolidate or combine with any Person; or (B) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any person or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;
●	commence, settle or compromise any claim, complaint, counterclaim, suit, litigation, demand, dispute, action, notice of violation, citation, summons, subpoena, investigation, arbitration, examination, assessment, injunction, hearing, order, mediation or audit or other proceeding (whether civil, criminal, administrative, judicial or investigative) commenced, brought, conducted or heard by or before any governmental entity material to APSG or its properties or assets;
●	make any material change in its accounting methods, practices, policies or procedures, except as required by a change in GAAP, by a change in applicable law or interpretation thereof or at the request or requirement of a governmental entity;
●	create, incur, assume, or suffer to exist any lien (other than certain permitted liens) on any of APSG’s assets, tangible or intangible;
●	other than as expressly required by the Sponsor Support Agreement or the Sponsor Side Letter, enter into, modify in any material respect or terminate (other than expiration in accordance with its terms), any material contract or transaction (except for as otherwise permitted by the Business Combination Agreement);
●	conduct any business activities, or offer any products or services, other than activities related to APSG’s IPO or directed toward the accomplishment of a Business Combination; or
●	enter into any agreement to do any action prohibited by the foregoing.

●	Subject to the terms of the Existing Organizational Documents and any limitations imposed under applicable laws and NYSE listing requirement, and conditioned upon the occurrence of the Closing, APSG has agreed to take all action within its power as may be necessary or appropriate to cause certain individuals agreed between the parties to be elected or appointed, as applicable, as members of the PubCo Board and/or officers of PubCo, as the case may be, in each case effective as of immediately following the Closing, including obtaining resignation letters (in a form reasonably acceptable to GBT) from the members of the APSG Board as of immediately prior to the Closing and adopting the necessary resolutions to of the APSG Board.
●	Subject to receipt of the Condition Precedent Proposals, APSG shall cause the Domestication to become effective.
●	APSG will indemnify and hold harmless each director, officer, member manager and employee of GBT and its subsidiaries and APSG and each of its post-Closing subsidiaries. APSG is also obligated to maintain for a period of not less than six years from the Closing indemnification and exoneration rights in favor of such persons and not amend, repeal or otherwise modify such rights. APSG is also entitled to obtain six year “tail” insurance providing for insurance coverage of such persons.
●	During the Interim Period, APSG will use its reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws.
●	During the Interim Period, APSG will comply with, and continue performing under, as applicable, the Existing Organizational Documents, the Trust Agreement and all other agreements or contracts to which APSG may be a party.
●	As promptly as practicable after execution of the Business Combination, APSG must prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by GBT.
●	APSG make all necessary filings with respect to the Business Combination under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder.
●	Subject to the satisfaction or waiver of certain conditions set forth in the Business Combination Agreement and provision of notice thereof to the trustee of APSG’s Trust Account, at the Closing, APSG will (i) cause the documents, opinions and notices required to be delivered to the trustee pursuant to the Trust Agreement to be so delivered, and (ii) cause the trustee to pay as and when due (x) all amounts payable to the Acquiror Cayman Shareholders who have validly elected to redeem their Acquiror Cayman Class A Ordinary Shares pursuant to the Existing Organizational Documents and (y) all amounts payable pursuant to the Business Combination Agreement.
●	APSG will use its reasonable best efforts to ensure APSG remains listed as a public company on the NYSE, and prepare and submit to NYSE a listing application, if required under NYSE rules, covering the shares of Domesticated Acquiror Class A Common Stock issuable in the Business Combination and the Domestication, and use its reasonable best efforts to obtain approval for the listing, subject to official notice of issuance, of the Domesticated Acquiror Class A Common Stock issuable in the Business Combination and the Domestication on NYSE. During the Interim Period, APSG will promptly notify GBT of any notices of non-compliance received from NYSE.
●	During the Interim Period, APSG will not, and will use its reasonable best efforts to cause its representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, indication of interest or request for information with respect to, or the making of, any proposal or offer from any third party relating to a Competing Transaction, or any inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction; (ii) engage in, continue or otherwise participate in any discussions or negotiations with a third party (other than GBT and its representatives) regarding a Competing Transaction or an inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction, other than to make such third party aware of the provisions of this paragraph; (iii) enter into any understanding, arrangement, agreement, agreement in principle, letter of intent, confidentiality agreement or other commitment (whether or not legally binding) with a third party relating to a Competing Transaction (other than GBT and its representatives); (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction; or (v) resolve or agree to do any of the foregoing. APSG also agreed that it will, and will use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any person (other than GBT and its representatives) conducted heretofore in connection with a Competing Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Competing Transaction.
●	Unless otherwise approved in writing by GBT and subject to certain exceptions, APSG will not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby. APSG also agreed to use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) APSG the applicable purchase price under each PIPE Investor’s applicable PIPE Subscription Agreement. APSG must also provide GBT with prompt (and, in any event within two business days) written notice (A) of any amendment to any PIPE Subscription Agreement, (B) of any breach or default by any party to any PIPE Subscription Agreement known to APSG, (C) the receipt of any written notice or other written communication from any party to any PIPE Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any PIPE Subscription Agreement and (D) if APSG does not expect to receive all or any portion of the aggregate subscription amounts on the terms, in the manner or from the PIPE Investors contemplated by the PIPE Subscription Agreement.
●	In the event that any litigation related to the Business Combination Agreement, the Business Combination, or any of the Related Transactions or related agreements is brought, or, to the knowledge of APSG, threatened in writing, against APSG or the APSG Board or by any Acquiror Cayman Shareholders prior to the Closing, APSG will promptly notify GBT of any such litigation and keep GBT reasonably informed with respect to the status thereof. APSG must provide GBT the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, give reasonable due consideration to GBT’s advice with respect to such litigation and not settle any such litigation without the prior written consent of GBT (such consent not to be unreasonably withheld, conditioned or delayed); provided that to the extent any such settlement requires solely the provision of additional disclosure to this proxy statement/registration statement, which disclosure does not relate to information that is subject to the confidentiality agreement between the parties, GBT’s prior written consent shall not be required (but APSG is obligated to reasonably consult with GBT and consider in good faith GBT’s comments with respect to such additional disclosure).
●	Subject to certain agreed exceptions, APSG will cause all affiliate agreements to be terminated or settled at or prior to the Closing, with no further liability to APSG, GBT or any of GBT’s subsidiaries.
●	During the Interim Period, APSG will use reasonable best efforts to, and will instruct its financial advisors to, keep GBT and its financial advisors reasonably informed with respect to the PIPE Investment during such period.
●	APSG will use reasonable best efforts to provide, and to cause its advisors and other representatives to use reasonable best efforts to provide GBT and its subsidiaries with such cooperation as may be reasonably requested by GBT that is reasonably necessary in connection with the GBT Debt Financing solely with respect to (a) taking actions as are reasonably requested by GBT to facilitate the satisfaction on a timely basis of all conditions and covenants that may be required in connection with the GBT Debt Financing that are within APSG’s control with respect to guaranty and collateral matters to be satisfied effective at or after the Closing only, (b) providing GBT at least four business days prior to the Closing Date all documentation and other information with respect to APSG as will have been reasonably requested in writing by APSG at least eight business days prior to the Closing Date that is required in connection with the GBT Debt Financing by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 and the requirements of 31 C.F.R.§1010.230, (c) upon reasonable advance notice, causing appropriate senior management of APSG to participate in a reasonable number of ratings agency presentations at times and in locations to be mutually agreed upon by GBT and APSG and (d) assisting GBT in the preparation of customary ratings agency presentations and similar rating agency materials in connection with the GBT Debt Financing with respect to information relating to APSG.
●	APSG will establish the Record Date and hold the Special Meeting for the purpose of obtaining the required vote of the Acquiror Cayman Shareholders to approve the Shareholder Proposals. The APSG Board agreed to recommend to the Acquiror Cayman Shareholders that they approve each of the Shareholder Proposals, unless the APSG Board has changed its recommendation in accordance with the express terms of the Business Combination Agreement. The APSG Board agreed to not effectuate a Modification in Recommendation; provided that, if at any time prior to obtaining the approval of the Acquiror Cayman Shareholders, the APSG Board determines in good faith, in response to an Acquiror Intervening Event, after consultation with its outside legal counsel, that making such proposed Modification in Recommendation is required by its fiduciary duties under applicable law, the APSG Board may, prior to obtaining approval of the Acquiror Cayman Shareholders, make a Modification in Recommendation to the extent so required; provided, further, that APSG will not be entitled to make a Modification in Recommendation unless (A) APSG delivers to GBT a Modification in Recommendation Notice (it being acknowledged that such Modification in Recommendation Notice shall not itself constitute a Modification in Recommendation or otherwise be a breach of the Business Combination Agreement), and (B) following the Modification in Recommendation Notice Period, the APSG Board reaffirms in good faith, after consultation with its outside counsel, that making such proposed Modification in Recommendation is required by its fiduciary duties under applicable law. APSG will, and will use reasonable best efforts to cause its representatives to, during the Modification in Recommendation Notice Period, engage in good faith negotiations with GBT and its representatives (to the extent GBT wishes to do so) to make such adjustments in the terms and conditions of the Business Combination Agreement so as to obviate the need for such proposed Modification in Recommendation. For avoidance of doubt, to the fullest extent permitted by applicable law, APSG’s obligations to duly give notice of and convene and hold the Special Meeting, and to submit the Shareholder Proposals for approval at the Special Meeting, shall not be affected by any Modification in Recommendation. Notwithstanding anything to the contrary, nothing in the Business Combination Agreement will prohibit or otherwise restrict APSG from complying with its obligations under such securities laws; provided that, for the avoidance of doubt, the APSG Board may make a Modification in Recommendation only to the extent expressly permitted by the Business Combination Agreement.

Mutual Covenants

●	Each of APSG and GBT agreed to (i) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any governmental entity) that any of APSG, GBT or their respective affiliates are required to obtain in order to consummate the Business Combination and (ii) take such other action as soon as practicable as may be necessary or as the other party may reasonably request to satisfy the conditions to Closing or otherwise to comply with the Business Combination Agreement and to consummate the Business Combination as soon as practicable and in accordance with applicable law.
●	Prior to the Closing, each of GBT and APSG will take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Acquiror Cayman Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Business Combination by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.
●	Prior to the Closing, the parties must mutually agree on all press releases or other public announcements or communications relating to the Business Combination Agreement and Related Transaction Documents and the method of the release for publication (approval not to be unreasonably withheld, conditioned or delayed); however, a party need not get consent from the other party if making a statement substantially similar to information that has already been made public or to the extent public announcement is required by a governmental entity (it being understood that, to the extent practicable, the party making such statement will provide such announcement to the other party prior to release and consider in good faith any comments from such other party).
●	At or prior to the Closing, GBT and APSG will, and will cause their affiliates to, effect the Closing DeSPAC Transactions (as such term is defined in the Business Combination Agreement).
●	During the Interim Period, APSG may execute Acceptable Subscription Agreements with equity investors, but only with the prior written consent of GBT. If APSG desires to seek additional financing from potential equity investors pursuant to Acceptable Subscription Agreements, GBT agreed to, and agreed to cause the appropriate officers and employees of GBT, to use reasonable best efforts to cooperate in connection with the arrangement of such financing as may be reasonably requested APSG.
●	Prior to the Closing, APSG and GBT agreed to amend the compliance provisions set forth in the New Shareholders Agreement to reflect any revisions agreed to between the GBT and Amex HoldCo. in accordance with the procedures set forth in the letter agreement by and among Amex HoldCo., Juweel and GBT dated as of December 2, 2021, and GBT will not amend the provisions of such letter agreement describing such procedures in a manner that is adverse to GBT in any material respect without the prior written consent of APSG (not to be unreasonably withheld, conditioned or delayed).

Survival of Representations, Warranties and Covenants; No Indemnification

None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing, except for those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing.

Termination

The Business Combination Agreement may be terminated by either APSG or GBT at any time prior to Closing as follows:

●	by mutual written consent of APSG and GBT;
●	by written notice from either APSG or GBT to the other if any applicable government entity enacted, issued, promulgated, enforced or entered any order which has become final and non-appealable and has the effect of enjoining or prohibiting the consummation of the Business Combination or if a law is adopted that permanently makes consummation of the Business Combination illegal or otherwise prohibited; provided that the right to terminate is not be available to either party if such party’s material breach of the Business Combination Agreement has been the primary cause of, or primarily resulted in, the order having been enacted, issued, promulgated, enforced or entered;
●	by written notice from either APSG or GBT to the other party if the Condition Precedent Proposals are not approved at the Special Meeting or any adjournment or postponement thereof;
●	by written notice to APSG from GBT prior to APSG obtaining the approval of the Shareholder Proposals at the Special Meeting if there has been a Modification in Recommendation;
●	by written notice to GBT from APSG if the Closing has not occurred on or before August 2, 2022, unless APSG is in material breach of any representation, warranty, covenant or agreement in the Business Combination Agreement and such material breach is the primary cause of the failure of a condition to Closing to have been satisfied or waived on or prior to the Agreement End Date;
●	by written notice to GBT from APSG if there is a breach of any representation, warranty, covenant or agreement on the part of GBT such that the conditions to Closing relating to the representations, warranties and covenants of GBT would not be satisfied as of the time of such breach (and that APSG is not in material breach of its representations, warranties, covenants or agreements contained in the Business Combination Agreement such that the conditions to the obligations of GBT would not be satisfied at the Closing); provided, that if such breach by GBT is curable by GBT by exercise of its reasonable best efforts, then, for a period of up to 30 days (or such shorter period of time that remains between the date of such notice and the Agreement End Date) after receipt by GBT of notice from APSG of such breach, but only as long as GBT continues to exercise such reasonable best efforts to cure such breach, such termination shall not be effective, and such termination shall become effective only if such breach is not cured within such 30-day period (or such shorter period of time that remains between the date of such notice and the Agreement End Date;
●	by written notice to APSG from GBT if the Closing has not occurred on or before the Agreement End Date, unless GBT is in material breach of any representation, warranty, covenant or agreement in the Business Combination Agreement and such material breach is the primary cause of the failure of a condition to Closing to have been satisfied or waived on or prior to the Agreement End Date; and
●	by written notice to APSG from GBT there is a breach of any representation, warranty, covenant or agreement on the part of APSG such that the conditions to Closing relating to the representations, warranties and covenants of APSG would not be satisfied as of the time of such breach (and that GBT is not in material breach of its representations, warranties, covenants or agreements contained in the Business Combination Agreement such that the conditions to the obligations of APSG would not be satisfied at the Closing); provided, that if such breach by APSG is curable by APSG by exercise of its reasonable best efforts, then, for a period of up to 30 days (or such shorter period of time that remains between the date of such notice and the Agreement End Date) after receipt by APSG of notice from GBT of such breach, but only as long as APSG continues to exercise such reasonable best efforts to cure such breach, such termination shall not be effective, and such termination shall become effective only if such breach is not cured within such 30-day period (or such shorter period of time that remains between the date of such notice and the Agreement End Date.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will become void and have no effect, without any liability on the part of any party, or any of their respective affiliates, officers, directors or shareholders, other than liability of GBT or APSG (subject to GBT’s waiver of any right to monies in the Trust Account), as the case may be, for any willful and material breach of the Business Combination Agreement occurring prior to such termination. Obligations relating to: (i) confidentiality, (ii) claims against the trust account and (iii) certain miscellaneous provisions of the Business Combination Agreement, including those related to governing law, will survive any termination of the Business Combination Agreement.

Trust Account

Subject to the satisfaction or waiver of the conditions to Closing set forth in the Business Combination Agreement and provision of notice thereof to the Trustee, prior to or at the Closing, APSG will (i) cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) use its reasonable best efforts to cause the Trustee to (x) pay as and when due all amounts payable to the Acquiror Cayman Shareholders pursuant to the Acquiror Share Redemptions, (y) pay all unpaid transaction expenses in accordance with the Business Combination Agreement and (z) pay all remaining amounts then available in the Trust Account to PubCo for immediate use; thereafter, the Trust Account will terminate.

Fees and Expenses

If the Closing occurs, PubCo will pay all accrued and unpaid transaction fees and expenses of APSG and GBT.

Amendment

The Business Combination Agreement may be amended by the parties to the Business Combination Agreement at any time by execution of an instrument in writing signed on behalf of each of the parties to the Business Combination Agreement, subject to such further shareholder approvals of any such amendment as may be required under applicable law and the organizational documents of such party.

Governing Law; Jurisdiction

The Business Combination Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction, except to the extent (and solely to such extent) that the authorization, effectiveness and effect of the Domestication are required to be governed by the Cayman Islands Companies Act; provided that any action, controversy or dispute of any kind or nature (whether at law or in equity, whether based upon contract, tort or otherwise) involving any sources of GBT Debt Financing (acting in its capacity as such) that is in any way related to the Business Combination Agreement or any of the Related Transactions may not be brought in any forum other than the courts of the State of New York sitting in New York County or of the United States for the Southern District of such state (or any appellate courts thereof) and such matters shall be governed by, and construed in accordance with, the law of the State of New York, except as otherwise provided in the applicable documentation relating to the GBT Debt Financing.

Employee Matters

Within two business days following the expiration of the 60-day period following the date PubCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, PubCo must file an effective registration statement on Form S-8 (or other applicable form) with respect to the Domesticated Acquiror Class A Common Stock issuable under the 2022 Plan and the Global Business Travel Group, Inc. ESPP, and PubCo must use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the 2022 Plan and the ESPP or acquired under the 2022 Plan remain outstanding. For additional information, see “Proposal No. 6 — ESPP Proposal” and “Proposal No. 5 — Equity Incentive Plan Proposal.”

Certain Regulatory Approvals

The parties will use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any governmental authority) with respect to the Business Combination. In addition, the parties agreed to comply promptly but in no event later than 10 business days after the date of the Business Combination Agreement with the notification and reporting of the HSR Act. Such notice was filed on December 16, 2021.

The United Kingdom’s new investment screening regime under the NSIA came into full effect on January 4, 2022. Pursuant to the new investment screening regime, certain transactions involving entities that carry on specified activities in the United Kingdom must be approved by the relevant U.K. Secretary of State. Accordingly, to the extent that the Business Combination is notifiable under the NSIA, approval of the U.K. Secretary of State pursuant to the NSIA must be obtained before Closing. APSG agreed to promptly, but in no event later than 10 business days after the date of the Business Combination Agreement, submit an informal briefing paper to the UK Investment Security Unit with respect to the Business Combination. Such briefing paper was filed on December 17, 2021. APSG further agreed to promptly but in no event later than five business days after commencement of the mandatory notification regime under the NSIA (which commenced January 4, 2022) notify the U.K. Secretary of State pursuant to the NSIA. Such notification was made on January 11, 2022 and accepted on January 13, 2022. The U.K. Secretary of State confirmed on February 23, 2022 that he does not intend to take further action in relation to the transaction.

Each party’s obligation to consummate the Business Combination is subject to the waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act having expired or been terminated. Each party agreed to request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any action brought by an antitrust authority or any other person, of any order with respect to antitrust laws which would prohibit, make unlawful or delay the consummation of the Business Combination. APSG agreed to cooperate in good faith with the antitrust authorities and undertake promptly any and all action required to complete the Business Combination as soon as practicable and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any action on behalf of any regulatory authority or the issuance of any order with respect to antitrust laws that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination. Notwithstanding the foregoing, none of APSG or any other person is required to take any actions with respect to APSG’s affiliates, the direct or indirect equityholders of GBT, the PIPE Investors, counterparties to an Acceptable Subscription Agreement or any portfolio company or investment of the foregoing in order to avoid, prevent, eliminate or remove the actual or threatened commencement of any action in any forum by or on behalf of any antitrust authorized or the issuance of any order with respect to antitrust laws that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination.

The parties agreed to (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval or consent under laws prescribed or enforceable by any governmental entity for the Business Combination and to resolve any objections as may be asserted by any governmental entity with respect to the Business Combination; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by law, GBT will promptly furnish to APSG, and APSG will promptly furnish to GBT, copies of any notices or written communications received by such party or any of its affiliates from any third party or governmental entity with respect to the Business Combination, and each party is required to permit counsel to the other party an opportunity to review in advance, and each party will consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its affiliates to any governmental entity concerning the Business Combination; provided that neither GBT nor APSG shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any government entity related to such regulatory matters. APSG and GBT are each responsible for 50% of the filing fees required by antitrust authorities in connection with the Business Combination.

Related Agreements

This subsection describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms of each agreement. Each of the following summaries are qualified its entirety by reference to the complete text of the applicable document. You are urged to read carefully each of the below agreements in their entirety.

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, APSG entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors agreed to purchase an aggregate of 33.5 million shares of PIPE Securities immediately prior to or substantially concurrently with the Closing at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $335 million. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of APSG and the PIPE Investors. The obligation of the parties to consummate the PIPE Investment is conditioned upon, among other things, (i) there not being in force any suspension of the offering or sale of the PIPE Securities by the SEC and the PIPE Securities having been approved for listing under the NYSE, subject to official notice of issuance, (ii) satisfaction or waiver of the conditions precedent to the consummation of the Business Combination and (iii) there not being any amendment, modification or waiver to the Business Combination Agreement (other than to the Minimum Available Acquiror Cash Condition or the effects thereof) that would reasonably be expected to materially adversely affect the economic benefits that the PIPE Investors would reasonably expect to receive under the PIPE Subscription Agreements. The closings under the PIPE Subscription Agreements will occur substantially concurrently with the Closing.

The PIPE Subscription Agreements provide for certain registration rights for the PIPE Investors. In particular, we agreed that we will submit or file within 30 calendar days after the consummation of the Business Combination, a registration statement with the SEC covering the resale of the PIPE Securities, and that we will use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days (or 90 calendar days if the SEC notifies us that it will “review” the registration statement) after the filing thereof and (ii) the tenth (10th) business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be reviewed or will not be subject to further review. In addition, we must use commercially reasonable efforts to maintain the effectiveness of such registration statement until the earliest of (a) three years from the issuance of the registrable securities, (b) the date on which the PIPE Investors cease to hold any registrable securities and (c) the date all of the registrable securities held by the PIPE Investors can be sold publicly without restriction or limitation under Rule 144 under the Securities Act, and without the requirement for us to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

The PIPE Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such PIPE Subscription Agreement and GBT or (c) if the transactions contemplated by the Subscription Agreement have not been consummated within 10 months after the date thereof, other than as a result of breach by the terminating party.

Other Subscription and Distribution Agreements

In connection with the Business Combination, APSG and GBT will enter into the Domesticated Acquiror Class B Common Stock Subscription Agreement and the Acquiror Subscribed Ordinary Shares Subscription.

Pursuant to the Domesticated Acquiror Class B Common Stock Subscription Agreement, APSG will issue and sell to GBT, and GBT will subscribe for and purchase from the Company, a number of shares of Domesticated Acquiror Class B Common Stock equal to the total number of OpCo B Ordinary Shares issued in connection with the Business Combination Agreement, and GBT will pay to APSG the Domesticated Acquiror Class B Common Stock Purchase Price in accordance with the Business Combination Agreement.

Pursuant to the Acquiror Subscribed Ordinary Shares Subscription Agreement, GBT will issue and sell to APSG, and APSG will subscribe for and purchase from GBT, (i) a number of shares of OpCo A Ordinary Shares equal to the number of Domesticated Acquiror Class A Common Stock outstanding after giving effect to the transactions contemplated by the Business Combination and the Related Transactions and (ii) the OpCo Z Ordinary Share, and APSG will pay GBT the Acquiror Subscribed Ordinary Shares Purchase Price.

In addition, GBT and the Continuing JerseyCo Owners will enter into the Acquiror Class B Common Stock Distribution Agreement. Pursuant to the Acquiror Class B Common Stock Distribution Agreement, following the GBT Subscription, GBT will distribute to the Continuing JerseyCo Owners, and each Continuing JerseyCo Owner will accept from GBT, the shares of Domesticated Acquiror Class B Common Stock that GBT acquired in connection with the Domesticated Acquiror Class B Common Stock Subscription Agreement, in partial consideration for the redemption and cancellation of the GBT Ordinary Shares held by the Continuing JerseyCo Owners.

Sponsor Support Agreement

Pursuant to the Sponsor Support Agreement, the Sponsor and Insiders agreed to, among other things, vote or cause to be voted, all of the Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Class B Ordinary Shares beneficially owned by the Sponsor or any Insider, at the Special Meeting: (1) in favor of all the Shareholder Proposals, (2) against any competing transaction, (3) against any change in the business, management or board of directors of APSG that would reasonably be expected to adversely affect the ability of APSG to consummate the Business Combination or is otherwise inconsistent with any obligation of APSG under the Business Combination Agreement, and (4) against any other proposal, agreement or action that would reasonably be expected to (A) impede, frustrate, prevent or nullify, or materially delay or materially impair the ability of APSG to perform its obligations under, any provision of the Business Combination Agreement or the transaction documents, (B) result in any of the conditions to Closing not being satisfied or (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of APSG under the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in the Sponsor Support Agreement.

The Sponsor and Insiders also agreed, among other things, (1) to refrain from transferring the Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Warrants and Acquiror Cayman Units owned by such person during the period from the date of the Business Combination Agreement until the Closing (subject to certain limited exceptions), (2) conditioned upon and effective as of immediately prior to the Closing, to waive its antidilution rights under the Existing Organizational Documents, and (3) to be bound by certain provisions of the Business Combination Agreement, including the covenants relating to confidentiality and no solicitation. The Sponsor and Insiders also made customary representations and warranties to GBT, including relating to organization, due authorization, ownership, conflicts and litigation.

Sponsor Side Letter

In connection with the Business Combination Agreement, the Sponsor, the Insiders, APSG and GBT entered into the Sponsor Side Letter which will, among other things, contain certain restrictions on the transfer by the Sponsor and the Insiders with respect to the Domesticated Acquiror Class A Common Stock issued to each of them at the Closing. The Sponsor and the Insiders will not be permitted to transfer their Domesticated Acquiror Class A Common Stock, subject to certain permitted exceptions, until the earlier to occur of (a) one year following the Closing and (b) the date which the VWAP of Domesticated Acquiror Class A Common Stock exceeds $12.00 per share for any 20 trading days within a period of 30 consecutive trading days.

Pursuant to the Sponsor Side Letter, 13,631,318 of the Sponsor Shares will immediately vest without restrictions and 6,713,932 of the Sponsor Shares will be deemed unvested subject to certain triggering events to occur within the Sponsor Side Letter Vesting Period. If, within the Sponsor Side Letter Vesting Period, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $12.50 for any 20 trading days within a period of 30 consecutive trading days, 3,356,966 of the unvested Sponsor Shares will vest. If, within the Sponsor Side Letter Vesting Period, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $15.00 for any 20 trading days within a period of 30 consecutive trading days the remaining 3,356,966 of the unvested Sponsor Shares will vest. To the extent that either of the aforementioned triggering events do not occur within the Sponsor Side Letter Vesting Period, such Sponsor Shares will be forfeited to and terminated by PubCo. For the avoidance of doubt, any Domesticated Acquiror Class A Common Stock purchased by the Sponsor in connection with the PIPE Investment will not be subject to the vesting or transfer restrictions described above.

The registered holder(s) of the unvested Sponsor Shares will continue to be entitled to all of the rights of ownership thereof, including the right to vote and receive dividends and other distributions in respect thereof. The number of shares and the price targets listed above will be equitably adjusted for stock splits, reverse stock splits, dividends (cash or stock), reorganizations, recapitalizations, reclassifications, combinations or other like changes or transactions with respect to the Domesticated Acquiror Class A Common Stock occurring after the Closing.

In addition, for a period of two years following the Closing Date, the Sponsor agreed to use commercially reasonable efforts to work with Apollo Portfolio Performance Solutions to offer and encourage Apollo Management Holdings, L.P. and its affiliated funds’ portfolio companies to use GBT’s services.

GBT Holders Support Agreement

In connection with the Business Combination Agreement, the Continuing JerseyCo Owners and GBT entered into the Company Holders Support Agreement. Pursuant to the Company Holders Support Agreement, each of the Continuing JerseyCo Owners agreed to, among other things, during the pre-Closing period, execute, deliver or otherwise grant any action by written consent, special resolution or other approval, or vote or cause to be voted at any meeting of shareholders of GBT: (i) in favor of any such consent, resolution or other approval, as may be required under the organizational documents of GBT or applicable law or otherwise sought with respect to the Business Combination Agreement or the Transactions (including in order to effect the transactions set forth in Section 2.1 of the Business Combination Agreement) and (ii) against any competing transaction and any other proposal, agreement or action that would reasonably be expected to (a) prevent or nullify, or materially delay or materially impair the ability of GBT to perform its obligations under, any provision of the Business Combination Agreement or the transaction documents, (b) result in any of the conditions to Closing not being satisfied or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Continuing JerseyCo Owners contained in the Company Holders Support Agreement. Each of the Continuing JerseyCo Owners also agreed not to sell any of its GBT Ordinary Shares, GBT Preferred Shares or GBT Profit Shares (other than to certain permitted transferees) during the pre-Closing period. Further, each Continuing JerseyCo Owner has agreed to comply with certain provisions of the Business Combination Agreement, including the provisions regarding non-solicitation and publicity, as if they were GBT with respect to such provisions, and to execute and deliver on the Closing Date, the Shareholders Agreement, the Acquiror Class B Common Stock Distribution Agreement, the Exchange Agreement and the Registration Rights Agreement.

Additionally, each Continuing JerseyCo Owner has agreed not to transfer, until the UW Lock-Up Release Date, any equity securities of PubCo or GBT (subject to certain permitted exceptions); provided, that if the final determination of the Egencia Post-Closing Equity Adjustment has not occurred prior to the expiration of the UW Lock-Up Release Date, then each Continuing JerseyCo Owner agrees to retain and not transfer at least 5% of each class of securities of each of PubCo and GBT (subject to certain permitted exceptions) that it receives in connection with the Closing, from the UW Lock-Up Release Date until the completion of the implementation of the adjustments set forth in the Business Combination Agreement in connection with the Egencia Post-Closing Equity Adjustment.

Amex HoldCo. has agreed to use, and to cause its affiliates to use, reasonable best efforts to enter into definitive agreements with GBT in respect of certain commercial arrangements.

Registration Rights Agreement

At the Closing, PubCo, the Sponsor, the Insiders and the Continuing JerseyCo Owners will enter into a Registration Rights Agreement, pursuant to which, among other things, PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Domesticated Acquiror Class A Common Stock and other equity securities of PubCo that are held by the holders party to the Registration Rights Agreement from time to time. Pursuant to the Registration Rights Agreement, PubCo will be required to submit or file with the SEC, within 30 calendar days after the Closing, a shelf registration statement covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days (or 90 calendar days if the SEC notifies PubCo that it will “review” the shelf registration statement) after the filing thereof and (ii) the 10th business day after the date PubCo is notified (orally or in writing, whichever is earlier) by the SEC that the Shelf will not be “reviewed” or will not be subject to further review.

When an effective shelf registration statement is on file with the SEC, the Sponsor and the Insiders may collectively demand not more than one underwritten shelf takedown per fiscal quarter and each Continuing JerseyCo Owner may demand not more than one underwritten shelf takedown per fiscal quarter, in each case, subject to certain customary limitations set forth in the Registration Rights Agreement, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and PubCo’s right to delay or withdraw a registration statement under certain circumstances. The holders party to the Registration Rights Agreement will also be entitled to certain piggyback registration rights and indemnification rights.

Exchange Agreement

At the Closing, PubCo, GBT and the Continuing JerseyCo Owners will enter into the Exchange Agreement, giving the Continuing JerseyCo Owners (or certain permitted transferees thereof) the right, on the terms and subject to the conditions thereof, to exchange their OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) for shares of Domesticated Acquiror Class A Common Stock on a one-for-one basis, subject to customary adjustments for stock splits, dividends, reclassifications and other similar transactions, or, in certain limited circumstances, at the option of the Exchange Committee, for cash (based on the VWAP of Domesticated Acquiror Class A Common Stock for the five trading day period ending on the trading day immediately preceding the applicable exchange date). In addition, to preserve the contemplated Up-C structure, the Exchange Agreement provides that PubCo and GBT will take (or, in some cases, forbear from taking) various actions, as necessary to maintain a one-to-one ratio between the number of issued and outstanding (x) Domesticated Acquiror Class A Common Stock (and equivalents) and the OpCo A Ordinary Shares and (y) Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares. For example, if PubCo issues or sells additional shares of Domesticated Acquiror Class A Common Stock, PubCo will contribute the net proceeds of such issuance or sale to GBT, and GBT will issue to PubCo an equal number of OpCo A Ordinary Shares. Similarly, the Exchange Agreement provides neither PubCo nor GBT may effect any subdivision or combination of any of its equity securities unless the other effects an identical subdivision or combination of the corresponding class of its equity securities. As the Continuing JerseyCo Owners (or certain permitted transferees thereof) exchange OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) for shares of Domesticated Acquiror Class A Common Stock or cash, the number of OpCo A Ordinary Shares held by PubCo will be correspondingly increased, and a corresponding number of shares of Domesticated Acquiror Class B Common Stock will be cancelled.

PubCo, acting through the Exchange Committee, may limit or restrict such exchanges if the Exchange Committee determines that such limitations or restrictions are necessary to avoid a violation of applicable law or GBT being classified as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes.

GBT Amended and Restated M&A

PubCo will operate its business through GBT and its subsidiaries. The provisions governing the operations of GBT and the rights and obligations of its owners are set forth in the GBT Amended and Restated M&A, the material terms of which are described below and the form of which are attached to this proxy statement/prospectus Annex G and Annex H.

In connection with the Business Combination, the GBT Existing M&A will be amended and restated to, among other things, modify GBT’s capital structure by reorganizing the different classes of shares currently held by the shareholders of GBT into new OpCo B Ordinary Shares and authorizing new OpCo A Ordinary Shares (which will be issued to PubCo), OpCo C Ordinary Shares (which will be issued to the Continuing JerseyCo Owners and certain other persons as described below) and the OpCo Z Ordinary Share (which will be issued to PubCo). OpCo A Ordinary Shares will be substantially the same as OpCo B Ordinary Shares, except that only OpCo A Ordinary Shares, all of which will be issued to PubCo, have the right to vote on matters on which members of GBT generally are entitled to vote, including in the election of the GBT Board. By contrast, OpCo B Ordinary Shares and OpCo C Ordinary Shares will have the right to vote only on specific matters as to which they are entitled to vote as a separate class under Jersey law. Pursuant to the New Shareholders Agreement, however, the Continuing JerseyCo Owners will appoint PubCo as their attorney-in-fact to, among other things, execute (x) written resolutions in their capacities as holders of OpCo B Ordinary Shares and OpCo C Ordinary Shares, as applicable, and (y) instruments appointing PubCo as their proxy to vote such shares, in each case on all such matters as to which a vote or written resolution of the holders of such shares is required by law, other than matters that relate specifically and solely to the rights, priorities and privileges of the OpCo B Ordinary Shares or the OpCo C Ordinary Shares, as applicable, or matters that have a disproportionate adverse effect on the OpCo B Ordinary Shares or the OpCo C Ordinary Shares, as applicable, as compared to any other class or series. The GBT Amended and Restated M&A will contain corollary provisions giving effect to these arrangements. The OpCo Z Ordinary Share will not have the right to vote and is non-redeemable by GBT under the GBT Amended and Restated M&A.

Upon certain triggering events based on the VWAP of Domesticated Acquiror Class A Common Stock, OpCo C Ordinary Shares issued to equityholders of GBT on account of their pre-Closing ownership of GBT Legacy MIP Options or GBT MIP Shares will be redeemed and cancelled automatically for no consideration (concurrently with the issuance to such persons of shares of Domesticated Acquiror Class A Common Stock) and OpCo C Ordinary Shares issued to other Continuing JerseyCo Owners will convert automatically into OpCo B Ordinary Shares. Through PubCo’s control of all the OpCo A Ordinary Shares of GBT, PubCo will have the power to elect the GBT Board, who will in turn have the power and authority to manage the business and affairs of GBT.

New Shareholders Agreement

In addition, as part of the Business Combination, PubCo, GBT and the Continuing JerseyCo Owners will enter into the New Shareholders Agreement as described below.

The New Shareholders Agreement, as agreed between PubCo, GBT and each Continuing JerseyCo Owner (on a several basis), will set forth various restrictions, limitations and other terms concerning the transfer of equity securities of PubCo and GBT by the parties thereto (other than, in most circumstances, the OpCo A Ordinary Shares). Among other matters, and subject to certain terms, conditions and exceptions, the New Shareholders Agreement will prohibit each Continuing JerseyCo Owner, severally and not jointly, from effecting transfers of such equity securities to certain specified restricted persons, as well as transfers that would violate applicable securities laws or cause GBT to be treated other than as a pass-through entity for U.S. federal income tax purposes.

The New Shareholders Agreement will specify the initial composition of the PubCo Board, effective immediately upon the Domestication and Closing. PubCo will agree with each Continuing JerseyCo Owner (on a several basis), following the Closing, to take all necessary action within its control to cause the PubCo Board to have 11 directors, consisting of the Chief Executive Officer, two Amex HoldCo. nominees, two Juweel nominees, one Expedia nominee, one Sponsor nominee, and, for so long as the director designated by the Sponsor is serving on the PubCo Board, four independent nominees, nominated by the PubCo Board’s nominating and governance committee, and, following the conclusion of the Sponsor designee’s service on the PubCo Board, five such independent nominees. If Amex HoldCo. or Juweel ceases to own at least 15% of PubCo’s issued shares, it will thereafter have the right (on a several basis) to nominate only one director, and if any Continuing JerseyCo Owner ceases to own at least 5% of PubCo’s issued shares, it will thereafter have no right to nominate a director, except that Amex HoldCo. will continue to have the right (on a several basis) to nominate a director for so long as PubCo is a “controlled entity” under the BHC Act.

The New Shareholders Agreement will also require (subject to certain specified conditions and exceptions including those described below) the approval of each Continuing JerseyCo Owner for PubCo or its subsidiaries to take certain actions, including:

●	Other than in accordance with the Acquiror Delaware Certificate or pursuant to an issuer tender offer or share repurchase program that, in each case, was approved by the PubCo Board, the redemption, cancellation or repayment of any equity securities of PubCo or GBT, other than on a pro rata basis from all shareholders;
●	Dividends or distributions, other than on a pro rata basis;
●	Other than in accordance with the Acquiror Delaware Certificate, any share exchanges, splits, combinations and similar actions with respect to one or more, but not all, classes or series of PubCo or GBT shares;
●	Amendments to GBT’s organizational documents that relate specifically and solely to rights, priorities and privileges of the OpCo B Ordinary Shares or the OpCo C Ordinary Shares, as applicable, or have a disproportionate adverse effect on such shares as compared to any other class or series of shares, and do not require a separate class vote of the holders of such shares; or
●	Any agreement or commitment to do any of the foregoing.

In general, the foregoing approval right of a Continuing JerseyCo Owner will terminate if the such Continuing JerseyCo Owner ceases to own at least 10% of the issued Domesticated Acquiror Common Stock; however, an amendment to GBT’s organizational documents of the type described in the fourth bullet in the preceding sentence will require the approval of any Continuing JerseyCo Owner to which such amendment is materially adverse, regardless of such Continuing JerseyCo Owner’s percentage interest of Domesticated Acquiror Common Stock. The foregoing approval rights to not apply to actions that PubCo or GBT undertake to effect an exchange pursuant to the Exchange Agreement, actions that they are otherwise authorized to undertake pursuant to the Exchange Agreement or actions they undertake to effect an Egencia Post-Closing Equity Adjustment.

In addition, provided Amex HoldCo. continues to own 25% of PubCo’s issued stock, Amex HoldCo. has approval rights with regard to a certain specified internal corporate transactions and other actions or inactions that could subject PubCo or American Express to detrimental accounting treatment.

Each Continuing JerseyCo Owner will appoint PubCo as its attorney-in-fact to, among other things, execute (x) written resolutions in their capacities as holders of OpCo B Ordinary Shares and OpCo C Ordinary Shares, as applicable, and (y) instruments appointing PubCo as their proxy to vote such shares, in each case on all such matters as to which a vote or written resolution of the holders of such shares is required by law, other than matters that relate specifically and solely to the rights, priorities and privileges of the OpCo B Ordinary Shares or the OpCo C Ordinary Shares, as applicable, or matters that have a disproportionate adverse effect on the OpCo B Ordinary Shares or the OpCo C Ordinary Shares, as applicable, as compared to any other class or series.

Upon the consummation of the Business Combination, PubCo will become a holding company and our principal asset will be the OpCo A Ordinary Shares. As such, PubCo will have no independent means of generating revenue or cash flow. GBT will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of GBT Capital Stock, including PubCo. Accordingly, PubCo will incur income taxes on its allocable share of any net taxable income of GBT and will also incur taxes and other expenses incidental to its functions as a public company.

Pursuant to the New Shareholders Agreement, GBT will make pro rata cash distributions to GBT’s shareholders, including PubCo, in amounts intended to be sufficient to enable PubCo to satisfy its liabilities for taxes, as reasonably determined by the PubCo Board. GBT will be required to make tax distributions pro rata in accordance with ownership of GBT Capital Stock.

In addition to tax expenses, PubCo will incur other expenses incidental to its functions as a public company, which could be significant. We expect GBT to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow PubCo to pay its taxes and operating expenses. However, GBT’s ability to make such distributions may be subject to various limitations and restrictions, including but not limited to, restrictions in debt documents and the applicable provisions of Jersey law including, but not limited to, the obligation of the GBT Board to declare a 12-month forward-looking cash flow solvency statement in accordance with the Companies (Jersey) Law 1991, prior to the declaration of a distribution. Subsidiaries of GBT are also generally subject to similar or other types of legal limitations on their ability to make distributions that would have the effect of rendering them insolvent. For additional information, see “Market Price, Ticker Symbol and Dividend Information — Dividend Policy.”

Ownership of PubCo

The following table illustrates varying ownership levels in combined share ownership in PubCo following the consummation of the Business Combination based on no redemptions, 33% redemptions (which assumes that 33% of Acquiror Cayman Class A Ordinary Shares are redeemed), 66% redemptions (which assumes that 66% of Acquiror Cayman Class A Ordinary Shares are redeemed) or maximum redemptions by APSG Shareholders and the following additional assumptions: (i) 33,500,000 shares of PIPE Securities are issued to PIPE Investors; (ii) 394,801,467 shares of Domesticated Acquiror Class B Common Stock are issued to GBT; (iii) that no Domesticated Acquiror Class A Common Stock has been issued with respect to OpCo C Ordinary Shares; (iv) that the GBT Preferred Shares will be redeemed and cancelled and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement; (v) no additional equity securities of PubCo are issued and (v) no Acquiror Cayman Warrants are exercised.

The following table illustrates varying beneficial ownership levels in PubCo, as well as possible sources and extents of dilution for non-redeeming APSG Shareholders, assuming no redemptions, 33% redemptions, 66% redemptions and maximum redemptions:

	No Redemptions	%	33% Redemptions	%	66% Redemptions	%	Maximum Redemptions(1)%
Pro Forma Combined Share Ownership in PubCo:
Continuing JerseyCo Owners(2):
Juweel	162,746,106	30.7%	162,746,106	32.3%	162,746,106	34.2%	162,746,106	36.2%
Amex HoldCo.	158,135,872	29.8%	158,135,872	31.4%	158,135,872	33.2%	158,135,872	35.2%
Expedia	73,919,489	13.9%	73,919,489	14.7%	73,919,489	15.5%	73,919,489	16.5%
Total(2)	394,801,467	74.4%	394,801,467	78.4%	394,801,467	82.9%	394,801,467	87.9%
Public Shareholders(3)	81,681,000	15.4%	54,726,270	10.9%	27,771,540	5.8%	500,000	0.1%
PIPE Investors(4)	33,500,000	6.3%	33,500,000	6.7%	33,500,000	7.0%	33,500,000	7.5%
Sponsors and Insiders(5)	20,420,250	3.8%	20,420,250	4.1%	20,420,250	4.3%	20,420,250	4.5%
Total(6)	530,402,717	100.0%	503,447,987	100.0%	476,493,257	100.0%	449,221,717	100.0%
Value of the Shares Owned by
Non-Redeeming Shareholders
Total Shares Outstanding	530,402,717		503,447,987		476,493,257		449,221,717
Total Equity Value Post-Redemptions	$5,304,027,170		$5,034,479,870		$4,764,932,570		$4,492,217,170
Per Share Value	$10.00		$10.00		$10.00		$10.00
Potential Sources of Dilution(7)
Acquiror Options(8)	36,663,742	6.9%	36,663,742	7.3%	36,663,742	7.7%	36,663,742	8.2%
Domesticated Acquiror Warrants(9)	39,451,134	7.4%	39,451,134	7.8%	39,451,134	8.3%	39,451,134	8.8%
Earnout shares(10)	15,000,000	2.8%	15,000,000	3.0%	15,000,000	3.1%	15,000,000	3.3%
(1)	Assumes that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination.
(2)

Assumes that the GBT Preferred Shares will be redeemed and canceled, and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement). Upon Closing, Continuing JerseyCo Owners will, in the aggregate, own 394,801,467 shares of Domesticated Acquiror Class B Common Stock and an equal amount of OpCo B Ordinary Shares. In addition, this assumes that holders of GBT Capital Stock and GBT Legacy MIP Options will, in the aggregate, receive an aggregate of 15,000,000 OpCo C Ordinary Shares. For additional information, see “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Earnout.”

(3)	Excludes 27,227,000 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 27,227,000 Domesticated Acquiror Warrants held by Public Shareholders.
(4)	Includes 2,000,000 PIPE Securities acquired by the Sponsor.
(5)

Excludes (i) 2,000,000 PIPE Securities acquired by the Sponsor and shown in note (4) above and (ii) 12,224,134 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 12,224,134 Domesticated Acquiror Warrants held by the Sponsor. Of the 20,420,250 shares of Domesticated Acquiror Class A Common Stock reflected in the line item above, 6,713,932 will be subject to vesting restrictions pursuant to the Sponsor Side Letter.

(6)

In addition to the foregoing reflected in notes (1) through (5) above, excludes 36,663,742 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of 36,663,742 Acquiror Options to purchase Domesticated Acquiror Class A Common Stock that will be outstanding immediately following the Closing. Assuming the Closing occurs on          , 2022, we expect approximately          Acquiror Options to be exercisable immediately after Closing (subject to any restrictions or limitations on exercise described in this proxy statement/registration statement) for        shares of Domesticated Acquiror Class A Common Stock.

(7)

The percentages shown are calculated by dividing the applicable number of dilutive securities shown by the total number of shares outstanding under the applicable redemption scenario prior to giving effect to the issuance of the dilutive securities.

(8)	Reflects the 36,663,742 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of the 36,663,742 Acquiror Options discussed above in note (6).
(9)	Reflects the 39,451,134 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of the 39,451,134 Domesticated Acquiror Warrants discussed above in notes (3) and (5).
(10)

Reflects the 15,000,000 shares of Domesticated Acquiror Class A Common Stock that may be issued under certain conditions in respect of the 15,000,000 OpCo C Ordinary shares discussed above in note (2). For additional information, see "Proposal No. 3 - The Business Combination Proposal - The Business Combination Agreement - Earnout."

APSG agreed to pay the IPO underwriters a cash fee for their services in connection with the APSG IPO in an aggregate amount equal to 5.5% of the gross proceeds of the APSG IPO, with 2.5% of the gross proceeds being paid to the underwriters at the time APSG completed its IPO and 3.5% of the gross proceeds (i.e., the deferred fee) being payable, and conditioned, upon consummating an initial business combination. The underwriting fee is fixed at 5.5% of the gross proceeds from the APSG IPO if we consummate the Business Combination and will not be adjusted based on the number of shares that are redeemed in connection with the Business Combination. The following table presents the underwriting fee as a percentage of the aggregate proceeds from the APSG IPO, net of redemptions, across varying redemption scenarios:

	Assuming No	Assuming 33%	Assuming 66%	Assuming
Total Underwriting Fees	Redemptions	Redemptions	Redemptions	Maximum Redemptions(1)
$44,924,550	5.8%	8.7%	17.1%	950.1%
(1)	Assumes that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination.

Background to the Business Combination

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every conversation or correspondence among representatives of APSG and GBT. Representatives of APSG and the Sponsor involved in the discussions and negotiations referenced herein included one or more of Sanjay Patel (Chief Executive Officer of APSG), Mr. Wallach and certain other employees that work for affiliates of the Sponsor. Representatives of GBT involved in the discussions and negotiations referenced herein included one or more of Paul Abbott (Chief

Executive Officer of GBT), Eric J. Bock (Chief Legal Officer, Global Head of Mergers & Acquisitions and Corporate Secretary of GBT), Martine Gerow (Chief Financial Officer of GBT) and certain other employees that work for GBT.

APSG is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The business combination with GBT was the result of an extensive search for a potential transaction using the global network and investing and transaction experience of APSG’s management team and board of directors and of the Sponsor and transaction professionals at certain of its affiliates. The terms of the Business Combination Agreement are the result of an arm’s length negotiation between representatives of APSG and GBT. Although APSG’s Existing Organizational Documents waived the corporate opportunities doctrine, we do not believe this waiver impacted APSG’s search for an acquisition target.

On October 6, 2020, APSG consummated the IPO. Prior to the consummation of the IPO, neither APSG, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with APSG.

From the date of the IPO through the signing of the Letter of Intent, members of the APSG Board and management and representatives of the Sponsor and APSG contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. As part of this process, representatives of the Sponsor and APSG considered and evaluated over 350 potential acquisition targets in a wide variety of industry sectors and entered into non-disclosure agreements with over 40 of such potential acquisition targets (including GBT). APSG’s discussions with potential targets involved direct engagement with senior management teams, shareholders or the target’s advisors across either formal strategic sellside processes or opportunities believed to be proprietary to APSG that could lead to a bilateral transaction. Discussions involved actionability, timing and competitive landscape considerations applicable to the potential targets. For these potential targets, APSG assessed preliminary valuations and APSG’s ability to enhance the potential target’s growth prospects as a public company. From the date of the IPO through the signing of the Letter of Intent, representatives of the Sponsor and APSG submitted proposals to over 10 potential acquisition targets (including GBT). Between the date of the IPO and July 15, 2021, the APSG Board met four times and the APSG Audit Committee met five times to discuss various potential acquisition targets and/or general corporate governance matters.

APSG entered into a letter of intent with one potential acquisition target other than GBT, but did not proceed with a potential transaction with such target due to the parties’ inability to reach an agreement on the valuation and financial terms. Compared to GBT, APSG and its advisors did not consider the other alternative acquisition targets that APSG evaluated to be as compelling when taking into consideration their business prospects and model, strategy, size, market conditions, management teams, structure, likelihood of execution, and valuation considerations and whether they met APSG’s Acquisition Standards (as defined below). It was deemed that GBT was the most attractive opportunity for APSG and its shareholders due to a variety of factors, including, among other things, its position as a leading player in the TMC industry, its multiple avenues for potential growth, its strong historical financial profile and the travel management industry size and growth potential. For more information, see the section entitled “The APSG Board’s Reasons for Approval of the Business Combination.”

On February 25, 2021, Goldman Sachs was engaged by GBT as a financial advisor to GBT.

On March 4, 2021, Morgan Stanley and Credit Suisse were each engaged by GBT as financial advisors to GBT.

On April 20, 2021, a representative of the Sponsor and APSG discussed with Mr. O’Hara GBT’s consideration of pursuing a business combination with a SPAC.

On May 27, 2021, Apollo Management Holdings, L.P., an affiliate of the Sponsor, and GBT entered into a non-disclosure agreement, and representatives of the Sponsor and APSG later received access to a digital data room containing certain detailed financial and legal materials of GBT.

On June 2, 2021, Mr. Wallach and other representatives of the Sponsor and APSG met in person and virtually with members of GBT’s management team and representatives of Goldman Sachs, Credit Suisse and Morgan Stanley, in their capacity as financial advisors to GBT, for a management presentation, to discuss the possibility of a business combination between APSG and GBT. GBT management in attendance were Mr. Abbott, Mr. Bock, Ms. Gerow, Andrew Crawley (Chief Commercial Officer of GBT), Evan Konwiser (Executive Vice President of Product and Strategy of GBT), Michael Qualantone (Chief Revenue Officer of GBT) and David Thompson (Chief Technology Officer of GBT).

On June 16, 2021, GBT sent APSG a draft preliminary valuation framework, which included an illustrative range of equity values for GBT between $4.974 billion and $5.724 billion and an illustrative range of multiples based on various peer corporate travel, online travel agency and GDS companies. Later that day, Mr. Patel, Mr. Wallach and Mr. Bock held a telephonic conference and discussed the preliminary valuation of GBT.

On June 21, 2021, and June 23, 2021, Mr. Bock, Ms. Gerow and Mr. Wallach and other representatives of the Sponsor and APSG held telephonic conferences to discuss financial diligence and the preliminary valuation.

On June 24, 2021, Mr. Wallach and other representatives of the Sponsor and APSG held a telephonic conference with representatives of Credit Suisse, Goldman Sachs and Morgan Stanley, in their capacity as financial advisors to GBT, and discussed the proposed valuation and the treatment of certain considerations, including the potential Egencia Acquisition.

Also on June 24, 2021, APSG engaged Paul Weiss as its legal advisor in connection with the proposed Business Combination.

On June 25, 2021, APSG submitted its preliminary non-binding proposal for a business combination with GBT, which included a proposed Pre-Money Equity Value for GBT of $3.83 billion to $4.33 billion, and provided APSG’s view on the reasons why it would be an ideal strategic partner of GBT, including its and its affiliates’ deep sector expertise, scale and credibility, strong SPAC record, extensive investor relationships and its strong history of helping companies successfully position themselves in the transition to public ownership. In determining its proposed Pre-Money Equity Value for GBT, APSG, with the assistance of its outside financial advisors, analyzed FY 2023E Adjusted EBITDA multiples of several key comparable publicly-traded travel companies, including Corporate Travel Management Limited and Sabre Corporation. APSG believed analyzing multiples based on FY 2023E Adjusted EBITDA was appropriate in light of GBT's business, the COVID-19 impact on the travel industry and the anticipated recovery in the travel industry. Based on this analysis, APSG, in consultation with its outside financial advisors, selected an Adjusted EBITDA multiples range of 11.0x to 12.0x FY 2023E Adjusted EBITDA and then, with input from its outside financial advisors on then-current market conditions and precedent transactions, applied an investor friendly discount of 15% to arrive at the proposed Pre-Money Equity Value for GBT of $3.83 billion to $4.33 billion.

Between June 25 and July 8, 2021, Mr. Wallach and other representatives of the Sponsor and APSG held telephonic conferences with one or more of Mr. Abbott, Mr. Bock, Ms. Gerow and other members of GBT’s management and representatives of Credit Suisse, Goldman Sachs and Morgan Stanley, in their capacity as financial advisors to GBT, to further discuss APSG’s preliminary non-binding proposal, the enterprise-to-equity value bridge, as well as the proposed valuation.

Later on July 8, 2021, APSG submitted a revised non-binding proposal for a business combination with GBT, which included, among other things, a Pre-Money Equity Value of $4.28 billion, as well as additional high-level terms of the potential business combination, including a pro-forma capital structure.

On July 11, 2021, GBT sent APSG a response to its revised non-binding proposal asking follow-up questions regarding APSG’s proposal and requesting responses and a revised bid by July 13, 2021.

On July 12, 2021, Mr. Wallach and other representatives of the Sponsor and APSG met with Mr. Bock and Ms. Gerow to discuss various financial-related matters and ask certain follow-up questions with respect thereto.

On July 15, 2021, APSG submitted responses to GBT’s representatives’ follow-up questions from July 11, 2021 regarding, among other things, APSG’s assumptions, the PIPE Investment and the Sponsor’s potential investment therein, a potential Sponsor promote deferral, a seller earnout and a proposed minimum cash condition.

On July 16, 2021, Mr. Wallach and other representatives of the Sponsor and APSG held a telephonic conference with representatives of Credit Suisse, Goldman Sachs and Morgan Stanley, in their capacity as financial advisors to GBT, to discuss the matters submitted in APSG’s July 15, 2021 response to the July 11, 2021 follow-up questions.

Also on July 16, 2021, representatives of the Sponsor and APSG spoke telephonically with Goldman Sachs about the bidding process and potentially moving towards exclusivity between APSG and GBT.

Also on July 16, 2021, the APSG Board held a telephonic and virtual meeting, at which representatives of the Sponsor and APSG presented an overview of (i) the potential business combination with GBT, which included potential related party transactions associated therewith, including, among other potential arrangements with the Sponsor, a potential investment by the Sponsor in the

PIPE, potential participation by an affiliate of the Sponsor in marketing the PIPE to third-party investors and a potential for a financing affiliate of the Sponsor to provide a debt financing alternative to address potential redemptions by APSG shareholders and (ii) the potential entry into exclusivity with GBT. Following such overview, the APSG Audit Committee received an overview from Walkers of their fiduciary duties under Cayman Islands law, and discussed considerations in respect of the potential related party transactions discussed at the meeting. The APSG Board, including the members of the APSG Audit Committee, approved entry into a letter of intent on terms consistent with those discussed at the meeting, including the terms of exclusivity discussed at the meeting.

On July 19, 2021, APSG submitted additional responses to GBT’s representatives’ follow-up questions regarding financing commitments and PIPE outreach.

Also on July 19, 2021, Mr. Patel, Mr. Wallach and other representatives of the Sponsor and APSG held a telephonic conference with representatives of Credit Suisse, Goldman Sachs and Morgan Stanley, in their capacity as financial advisors to GBT, and discussed GBT’s desire for liquidity and APSG’s approach to PIPE outreach and marketing the deal generally.

On July 20, 2021, Mr. Abbott held a telephonic conference with Scott Kleinman (a director of APSG and Co-President of Apollo Global Management, Inc.) and discussed, among other things, GBT’s focus on redemptions and overall liquidity.

On July 22, 2021, Credit Suisse on behalf of GBT sent APSG a draft of the Letter of Intent setting forth the economic and other terms of the potential business combination and exclusivity terms, which included the 15 million “earnout” shares payable, if any, to the holders of GBT Capital Stock and GBT Legacy MIP Options, 50% of which would be issued on the First Earnout Achievement Date and 50% of which would be issued on the Second Earnout Achievement Date. The seller earnout provision was proposed by GBT in a competitive process and the parties agreed that it demonstrated an alignment of interests in the long-term success of GBT.

Between July 22 and July 30, 2021, APSG and GBT, as well as their respective counsel, negotiated the financial and legal terms of the Letter of Intent, as well as the exclusivity provisions set forth therein. Among other topics, the parties discussed (i) the organization of the potential acquisition as an Up-C structure, with APSG domesticating from the Cayman Islands to Delaware; (ii) the willingness of the Sponsor to participate in the PIPE Investment (as well as Sponsor’s willingness to defer certain of its promote shares); (iii) the willingness of financing affiliates of the Sponsor to provide debt or preferred equity financing commitments in connection with the potential transaction; (iv) the treatment of GBT’s potential acquisition of Egencia from Expedia; and (v) the Minimum Available Acquiror Cash Condition.

On July 25, 2021, Mr. Bock, Mr. Patel, Mr. Wallach and other representatives of the Sponsor and APSG held a telephonic conference to negotiate the terms of the Letter of Intent based on feedback from the members of the APSG Board and management and the members of the GBT Board and management and the Continuing JerseyCo Owners.

On July 26, 2021, Mr. Wallach and other representatives of APSG management met with Mr. Abbott, Mr. Bock and Ms. Gerow to discuss process matters.

On July 27, 2021, representatives of Paul Weiss, counsel to APSG, Skadden, counsel to GBT, Mr. Bock and Mr. Wallach and other representatives of the Sponsor and APSG held a telephonic conference to coordinate and begin the legal due diligence process. Thereafter, representatives of APSG, GBT and their respective advisors participated in numerous due diligence calls regarding GBT’s business and financial operations, including with respect to quality of earnings, intellectual property, data privacy, data security and regulatory matters. APSG engaged a number of additional third-party advisors to assist with various aspects of commercial, financial and legal due diligence.

On July 28, 2021, GBT provided APSG’s advisors with access to a digital data room containing certain detailed diligence materials regarding GBT. From July 28, 2021 through December 2, 2021, various representatives of the Sponsor and APSG and its outside advisors, conducted due diligence of GBT through document review and numerous telephonic and virtual conferences with GBT, covering various areas, including, but not limited to, commercial operations, executive compensation and employee benefits, litigation and legal compliance, intellectual property, real estate and environmental, data privacy and general corporate matters.

On July 29, 2021, the APSG Board approved APSG’s entry into the Letter of Intent.

On July 30, 2021, the parties entered into the Letter of Intent, which provided for, in addition to the agreed-upon financial and legal terms of the potential business combination (including the seller earnout described above), a forty-day exclusivity period, followed by two automatic fifteen-day renewals if the parties continued to negotiate in good faith. At this point, APSG was obligated to cease any ongoing conversations with other potential business combination targets, and no alternative proposals were put forward to any other target businesses aside from GBT.

On August 4, 2021, representatives of Skadden sent representatives of Paul Weiss an initial draft of the Business Combination Agreement. The initial draft of the Business Combination Agreement provided for, among other things: (i) the Up-C structure; (ii) carve-outs to the definition of “Company Material Adverse Effect” for the failure to consummate the Egencia Acquisition and events relating to, caused by or resulting from any pandemic or epidemic (including COVID-19); (iii) no representations and warranties made by GBT with respect to Egencia; (iv) post-termination liability for both parties in the case of willful and material breach; and (v) the prohibition against the APSG Board from making a Modification in Recommendation.

From August 4, 2021 through December 2, 2021, representatives of each of the Sponsor, APSG, GBT, Skadden and Paul Weiss conducted various telephonic conferences and exchanged drafts of the Business Combination Agreement, issues lists and various ancillary agreements related to the transactions, including the Registration Rights Agreement, the Exchange Agreement, the Sponsor Side Letter with respect to vesting and forfeiture terms to the Sponsor’s shares, the Sponsor Support Agreement, the 2022 Plan and the ESPP, the PIPE Subscription Agreements, the Domesticated Acquiror Class B Common Stock Subscription Agreement, the Acquiror Subscribed Ordinary Shares Subscription Agreement, the Acquiror Class B Common Stock Distribution Agreement, the Acquiror Delaware Certificate, the Acquiror Delaware Bylaws, the New Shareholders Agreement, the Amended & Restated GBT Memorandum of Association, the Amended & Restated GBT Articles of Association and negotiated and resolved all open items for consideration. During such period, such representatives also discussed proposed debt financing alternatives to backstop potential redemptions by APSG Shareholders and proposed amendments to the then existing terms of the Senior Secured Credit Agreement. Also during such period, representatives of GBT and Skadden discussed proposed debt financing alternatives and proposed amendments to the Senior Secured Credit Agreement with representatives of lenders holding a majority of the credit facilities thereunder at such time and their legal advisors. Representatives of Goldman Sachs, as financial advisor to GBT, also advised GBT during this period regarding the terms and conditions of the various proposals obtained by GBT from potential debt financing sources, relative to each other and compared to prevailing market terms. Mr. Bock represented GBT on the majority of these telephonic conferences and Mr. Wallach represented APSG on the majority of these telephonic conferences.

On both August 4 and August 5, 2021, Mr. Wallach and PwC, APSG’s tax advisor, met with Mr. Bock to discuss GBT’s cost savings and synergies.

On August 5, 2021, representatives of Skadden and representatives of Paul Weiss held a telephonic conference to discuss the proposed structure steps in the Business Combination Agreement.

On August 6, 2021, Mr. Wallach and PwC met with Ms. Gerow to perform financial due diligence on GBT and also met with representatives of GBT management and KPMG, GBT’s tax advisor, to discuss tax structuring of the contemplated transaction.

On August 10, 2021, Mr. Wallach and PwC met with Chris Gibson (Vice President of Tax of GBT) and representatives of KPMG to continue to discuss tax structuring. In addition, representatives of GBT and APSG discussed the transaction process via conference call.

Also on August 10, 2021, representatives of Skadden sent representatives of Paul Weiss an initial draft of GBT’s disclosure letter.

On August 10 and August 11, 2021, Mr. Wallach, other representatives of the Sponsor and APSG management and its advisors met with GBT’s executive leadership team in person to continue due diligence and discuss the transaction. GBT management in attendance were Mr. Abbott, Ms. Gerow, Mr. Crawley, Mr. Konwiser, Mr. Qualantone and Mr. Thompson.

On August 12, 2021, Mr. Wallach and Paul Weiss held a conference call with Mr. Bock and other members of the GBT legal team and representatives of Skadden to discuss legal due diligence, including with respect to GBT’s commercial operations, executive compensation and employee benefits, litigation and legal compliance, intellectual property, real estate and environmental and general corporate matters.

On August 16, 2021, Mr. Wallach and PwC met with Mr. Gibson to discuss GBT’s U.K. pension.

On August 18, 2021, Mr. Bock held a conference call with Mr. Wallach to discuss the anticipated timing of the closing of the Egencia Acquisition.

On August 19, 2021, Mr. Bock and Mr. Wallach and other representatives of APSG held a conference call to discuss transaction execution.

From August 19 through August 30, 2021, APSG and its advisors continued to conduct due diligence on GBT.

On August 31, 2021, APSG’s advisor, McKinsey & Company, presented its due diligence findings and feedback to Mr. Bock, Ms. Gerow, Mr. Crawley, Mr. Konwiser and Mr. Qualantone.

On September 1, 2021, representatives of PwC presented its due diligence findings and feedback to Mr. Bock and Ms. Gerow.

On September 3, 2021, Mr. Bock, Ms. Gerow and Mr. Wallach held a conference call to discuss financial due diligence.

On September 10, 2021, after numerous discussions with representatives of the Sponsor and APSG regarding GBT’s prospective financial condition, GBT provided APSG with an estimate of projected 2023 EBITDA of $527 million.

On September 12, 2021, representatives of Paul Weiss delivered a revised draft of the Business Combination Agreement to Skadden. The revised draft included, among other things: (i) the ability for APSG to enter into additional subscription agreements for Domesticated Acquiror Class A Common Stock at a purchase price or exercise price equal to or greater than $10.00 per share between signing and Closing without GBT’s consent; (ii) more robust representations, warranties and interim operating covenants of GBT; (iii) the ability for the APSG Board to make a Modification in Recommendation if the APSG Board determines in good faith, after consultation with its outside legal counsel, that making a Modification in Recommendation is required by its fiduciary duties under applicable law; (iv) the ability for APSG to postpone or adjourn the Special Meeting if, among other reasons, necessary to solicit additional proxies in order to obtain requisite stockholder approval; (v) a carve-out of any events relating to, caused by or resulting from any pandemic or epidemic (including COVID-19) from the definition of “Acquiror Material Adverse Effect”; and (vi) a requirement for the Senior Secured Credit Agreement to be amended on terms reasonably satisfactory to APSG prior to the signing of the Business Combination Agreement, including modifications to permit the contemplated transactions.

On September 14, 2021, representatives of each of GBT and Skadden held a call with Mr. Wallach and representatives of each of APSG, the Sponsor and Paul Weiss to discuss GBT’s potential debt financing alternatives to address potential redemptions by APSG shareholders and proposed amendments to certain covenants and other provisions of the Senior Secured Credit Agreement.

On September 15, 2021, Mr. Abbott, Mr. Bock and Ms. Gerow met with Mr. Wallach to discuss the anticipated PIPE process.

On September 20, 2021, Mr. Abbott, Mr. Bock and Ms. Gerow and Mr. Wallach and other representatives of the Sponsor and APSG met twice and discussed the SPAC market generally and reviewed a presentation on the PIPE process.

On September 21, 2021, Mr. Abbott, Mr. Bock and Ms. Gerow met with Mr. Wallach and other representatives of the Sponsor and APSG to discuss potential PIPE investors.

Also on September 21, 2021, representatives of GBT’s legal team and APSG’s advisors participated in a legal due diligence call with respect to various employment, labor, sanctions and anti-money laundering compliance, data privacy and cybersecurity matters.

Also on September 21, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement to representatives of Paul Weiss. The revised draft included, among other things: (i) the prohibition of the APSG Board from making a Modification in Recommendation; (ii) GBT’s option to (1) redeem the GBT MIP Shares for cash at fair market value or (2) convert the GBT MIP Shares into Domesticated Acquiror Class A Common Stock and OpCo C Ordinary Shares; (iii) GBT’s representation that to its knowledge the representations and warranties made by Expedia with respect to Egencia in connection with the Egencia Acquisition were true and correct in all material respects in lieu of GBT making all business representations with respect to Egencia entities; (iv) the requirement that APSG receive GBT’s consent prior to issuing any additional Domesticated Acquiror Class A Common Stock at a purchase price equal to or greater than $10.00 per share between signing and Closing; (v) a revision to the definition of “Company Material Adverse Effect” such that changes resulting from any plague, pandemic (including COVID-19), epidemic, terrorism, war, fire or flood or other similar force majeure events may not be taken into account even if disproportionately affecting GBT; and (vi) an outside date of 180 days from signing.

On September 22, 2021, GBT and APSG and their respective representatives agreed upon a revised valuation of a Pre-Money Equity Value of $4.027 billion, driven by a change in GBT’s estimate of projected 2023 EBITDA and an adjustment to reflect the closing of the Egencia Acquisition being settled in equity rather than cash.

On September 29, 2021, representatives of Paul Weiss delivered a revised draft of the Business Combination Agreement to representatives of Skadden. The revised draft included, among other things: (i) the ability for the APSG Board to make a Modification in Recommendation if the APSG Board determines in good faith, after consultation with its outside legal counsel, that making a Modification in Recommendation is required by its fiduciary duties under applicable law; (ii) an outside date of nine (9) months with certain automatic extensions; (iii) the treatment of the Egencia entities as subsidiaries of GBT for purposes of the Business Combination Agreement (including the representations, warranties and covenants) unless the Egencia Acquisition failed to be consummated; (iv) the re-insertion of the ability for APSG to enter into additional subscription agreements for OpCo C Ordinary Shares at a purchase price or exercise price equal to or greater than $10.00 per share without GBT’s consent; and (v) a revision to the definition of “Company Material Adverse Effect” allowing disproportionate effects resulting from any plague, pandemic (including COVID-19), epidemic, terrorism, war, fire or flood or other similar force majeure events to be taken into account in the determination if a “Company Material Adverse Effect” has occurred.

On October 1, 2021, Mr. Abbott, Mr. Bock, Ms. Gerow and Mr. Wallach and other representatives of APSG and APSG’s and GBT’s legal and financial advisors held a call to discuss the current SPAC market.

On October 4, 2021, representatives of Paul Weiss delivered initial drafts of the Sponsor Support Agreement and Sponsor Side Letter to representatives of Skadden.

On October 6, 2021, APSG engaged the Placement Agents to act as placement agents for the PIPE Investment. See “Certain Relationships and Related Party Transactions — Certain Engagements in Connection with the Business Combination and Related Transactions” for information relating to certain fees, including the Placement Agent fees, payable upon the closing of the Business Combination.

Beginning in early October 2021, the Placement Agents held conversations with potential investors to determine the demand for the PIPE Investment. APSG and GBT came to an agreement on the proposed size and terms of the PIPE Investment and Paul Weiss, Skadden and Kirkland, counsel to the Placement Agents, exchanged drafts of the form of PIPE Subscription Agreement to be used in the PIPE Investment.

On October 7, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement to representatives of Paul Weiss. The revised draft included, among other things: (i) an outside date of six months with no automatic extensions; (ii) shareholders of GBT having the ability to transfer their shares in GBT in accordance with the existing organizational documents of GBT; (iii) a revised definition of “Company Material Adverse Effect” such that changes resulting from any plague, pandemic (including COVID-19), epidemic, terrorism, war, fire or flood or other similar force majeure events may not be taken into account even if disproportionately affecting GBT; (iv) the prohibition against the APSG Board from making a Modification in Recommendation; and (v) changes to the calculations of the definition of “Minimum Available Cash Amount” and the Pre-Money Equity Value to account for the Egencia Acquisition and the existing Sponsor loans.

On October 12, 2021, Mr. Bock and representatives of ACM, an affiliate of the Sponsor, discussed GBT’s potential debt financing alternatives and proposed amendments to the Senior Secured Credit Agreement.

On October 13, 2021, representatives of Skadden delivered revised drafts of the Sponsor Support Agreement and Sponsor Side Letter to representatives of Paul Weiss. The revised draft of the Sponsor Support Agreement included, among other things, a waiver by the Sponsors and other insiders of the antidilution provisions of APSG’s Existing Organizational Documents. The revised draft of the Sponsor Side Letter included, among other things, a requirement for the Sponsor to use commercially reasonable efforts to work with an affiliated entity to offer and encourage Apollo Management Holdings, L.P. and its affiliated funds’ portfolio companies to use GBT’s services.

Also on October 13, 2021, representatives of Paul Weiss and representatives of Skadden held a telephonic conference meeting to discuss open issues in the Business Combination Agreement, including (i) the calculation of the Minimum Available Cash Amount, the Minimum Available Acquiror Cash Condition and the Pre-Money Equity Value; (ii) the treatment of the entities acquired in the Egencia Acquisition for purposes of GBT’s representations, warranties and covenants; (iii) the ability of the APSG Board to make a

Modification in Recommendation if required by applicable law; (iv) the definition of “Company Material Adverse Effect”; and (v) the ability for equityholders of GBT to transfer their shares between signing of the Business Combination Agreement and the Closing.

On October 15, 2021, representatives of ACM delivered a preliminary term sheet to representatives of GBT for the Second Lien Facility Proposal.

On October 18, 2021, representatives of Paul Weiss delivered revised drafts of the Sponsor Support Agreement and Sponsor Side Letter to representatives of Skadden. The revised draft of the Sponsor Support Agreement included, among other things, a narrower scope of covenants by which the Sponsor and other insiders would be bound.

Also on October 18, 2021, Mr. Bock and representatives of Skadden held a telephonic conference with Mr. Wallach and representatives of each of the Sponsor, APSG and Paul Weiss, to discuss open items in the Business Combination Agreement.

Also on October 18, 2021, Mr. Bock and representatives of each of ACM, Skadden and Goldman Sachs held a telephonic conference to discuss the term sheet provided on October 15, 2021 for the Second Lien Facility Proposal and GBT’s other potential debt financing alternatives.

On October 22, 2021, representatives of Skadden sent representatives of Paul Weiss a revised draft of the GBT disclosure letter, which included updates to reflect the most recent draft of the Business Combination Agreement.

Also on October 22, 2021, representatives of Paul Weiss delivered a revised draft of the Business Combination Agreement to representatives of Skadden. The revised draft addressed, among things (i) the ability for the APSG Board to make a Modification in Recommendation if the APSG Board determines in good faith, in response to any Acquiror Intervening Event after consultation with its outside legal counsel, that making a Modification in Recommendation is required by its fiduciary duties under applicable law; (ii) the insertion of certain interim operating covenants binding upon GBT with respect to amendments of material contracts and granting of severance, retention and equity awards to employees; (iii) the treatment of the entities acquired in the Egencia Acquisition as subsidiaries of GBT for purposes of GBT’s representations, warranties and covenants; and (iv) the treatment and allocation of newly issued equity in the Egencia Post-Closing Equity Adjustment.

On October 25, 2021, representatives of Paul Weiss, representatives of Skadden and other representatives of the Sponsor and APSG and GBT’s mergers and acquisitions team held a telephonic conference meeting to discuss GBT’s diligence findings with respect to Egencia.

On October 26, 2021, Mr. Bock and representatives of each of ACM, Skadden and Goldman Sachs further discussed the term sheet provided on October 15, 2021 for the Second Lien Facility Proposal and GBT’s other potential debt financing alternatives.

On October 28, 2021, representatives of Skadden delivered revised drafts of the Sponsor Support Agreement and Sponsor Side Letter to representatives of Paul Weiss. The revised draft of the Sponsor Side Letter included, among other things, certain revisions to the vesting terms of the Sponsor Shares.

Also on October 28, 2021, representatives of ACM delivered a preliminary term sheet to representatives of GBT for the Refinancing & Incremental Tranche B-3 Facilities Proposal.

On November 1, 2021, GBT consummated the Egencia Acquisition.

Also on November 1, 2021, the APSG Board held a telephonic and virtual meeting, at which representatives of the Sponsor and APSG presented an overview and update on the potential business combination with GBT, including updates on the valuation and the closing of the Egencia Acquisition. Representatives of Paul Weiss also provided the APSG Board with an update on the transaction structure and the outstanding business and legal issues with respect to the Business Combination.

On November 2, 2021, representatives of Paul Weiss delivered revised drafts of the Sponsor Support Agreement and Sponsor Side Letter to representatives of Skadden. The revised draft of the Sponsor Support Agreement included, among other things, a narrower list of provisions in the Business Combination Agreement by which the Sponsor and other insiders would be bound. The revised draft of the Sponsor Side Letter included, among other things, revisions to the vesting terms of the Sponsor Shares.

Also on November 2, 2021, a draft of the form of PIPE Subscription Agreement was posted to the electronic data room established for potential PIPE Investors.

On November 3, 2021, GBT and APSG executed a letter agreement agreeing to extend the exclusivity period under the Letter of Intent until November 19, 2021.

Also on November 3, 2021, representatives of Morgan Stanley, in its capacity as financial advisor to GBT, and representatives of the Sponsor and APSG discussed the Minimum Available Cash Amount.

On November 4, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement to representatives of Paul Weiss. The revised draft included, among other things: (i) a revised definition of “Company Material Adverse Effect,” such that changes resulting from a pandemic, terrorism, war, fire or flood may not be taken into account even if they disproportionately affected GBT; (ii) limitations on APSG’s ability to incur additional working capital indebtedness from the Sponsor; (iii) a carve-out of the entities acquired in the Egencia Acquisition from the definition of “Subsidiary,” so as to exclude them from certain representations, warranties and covenants of GBT; (iv) the removal of certain interim operating covenants binding upon GBT with respect to amendments of material contracts and granting of severance, retention and equity awards to employees; (v) a prohibition against the APSG Board’s ability to take into account diseases or public health events or any worsening or subsequent waves, variants or mutations thereof and the announcement of the Business Combination or the pendency, performance or consummation thereof, from the determination of whether an “Acquiror Intervening Event” has occurred; and (vi) an expanded right for GBT’s current equityholders to transfer their shares in accordance with the existing organizational documents of GBT between signing of the Business Combination Agreement and Closing.

Between November 7 and December 2, 2021, representatives of each of Paul Weiss, Skadden and Kirkland collectively negotiated the terms and exchanged drafts of the PIPE Subscription Agreements with the potential PIPE Investors and their respective representatives and advisors, including with respect to the funding mechanics, representations and warranties, registration rights and indemnification provisions set forth therein, and responded to follow-up questions and comments related thereto, particularly with respect to the closing process and the expected timeline for consummating the Business Combination. During this time, the potential PIPE Investors conveyed to the Placement Agents their initial proposed subscription amounts.

On November 8, 2021, representatives of Paul Weiss delivered a revised draft of the Business Combination Agreement to representatives of Skadden. The revised draft included, among other things: (i) the re-insertion of certain interim operating covenants binding upon GBT with respect to amendments of material contracts and granting of severance, retention and equity awards to employees; (ii) a broader definition of “Acquiror Intervening Event” for purposes of the APSG Board’s ability to make a Modification in Recommendation; (iii) the inclusion of the entities acquired in the Egencia Acquisition in the definition of “Subsidiary,” so as to include them in representations, warranties and covenants of GBT; (iv) a narrower right for GBT’s current equityholders to transfer their shares between signing of the Business Combination Agreement and Closing; and (v) certain changes to the interim operating covenants binding on GBT.

Also on November 8, 2021, Mr. Bock and Patricia Huska (Chief Human Resources Officer of GBT) and Mr. Wallach had a teleconference to discuss GBT’s proposal for equity grants to GBT personnel.

On November 9, 2021, representatives of ACM delivered a revised term sheet for the Refinancing & Incremental Tranche B-3 Facilities Proposal to representatives of GBT and representatives of Goldman Sachs.

On November 10, 2021, Mr. Wallach and other representatives of the Sponsor and APSG, Mr. Bock and representatives of each of Skadden and Paul Weiss held a videoconference meeting to discuss open points in the Business Combination Agreement and other agreements, including, among other things (i) the vesting and forfeiture of the Sponsor’s shares, (ii) the lock-up period for GBT’s current equityholders, (iii) various interim operating covenants binding on GBT and (iv) the ability for the APSG Board to take into account certain factors when deciding if they must make a Modification in Recommendation in order to comply with their fiduciary duties.

Also on November 10, 2021,Mr. Bock and representatives of each of ACM, Skadden and Goldman Sachs jointly held a telephonic conference to discuss the terms of the Refinancing & Incremental Tranche B-3 Facilities Proposal and compared the terms and conditions for such proposed facilities to the previously furnished term sheet for the Second Lien Facility Proposal.

On November 12, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement to representatives of Paul Weiss. The revised draft included, among other things: (i) an adjustment to the Pre-Money Equity Value of GBT; (ii) a narrower definition of “Acquiror Intervening Event” for purposes of the APSG Board’s ability to make a Modification in Recommendation; (iii) an incorporation by reference of the disclosure schedule in the Egencia Equity Contribution Agreement; (iv) an expanded right for GBT’s current equityholders to transfer their shares between signing of the Business Combination Agreement and Closing; and (v) certain changes to the interim operating covenants binding on GBT.

On November 14, 2021, representatives of Paul Weiss delivered a revised draft of the Business Combination Agreement to representatives of Skadden, which included, among other things edits to the calculation of the Pre-Money Equity Value of GBT.

On November 15, 2021, a representative of Goldman Sachs held a telephonic call with a representative of APSG to discuss open transaction points, including, among other things (i) the vesting and forfeiture of the Sponsor’s shares and (ii) the debt financing proposed to be provided or arranged by ACM.

Also on November 15, 2021, Mr. Abbott, Mr. Bock, Ms. Gerow and Mr. Wallach and other representatives of each of the Sponsor and APSG and the advisors of each of GBT, the Sponsor and APSG held a teleconference to discuss the PIPE Investment.

Also on November 15, 2021, a representative of GBT delivered a markup of the term sheet for the Refinancing & Incremental Tranche B-3 Facilities Proposal to representatives of ACM, representatives of Skadden and representatives of Goldman Sachs.

On November 16, 2021, representatives of Skadden delivered a revised draft of the GBT disclosure letter to representatives of Paul Weiss, which, among other things, incorporated by reference the disclosure schedule in the Egencia Equity Contribution Agreement.

Also on November 16, 2021, the APSG Audit Committee held a meeting during which the representatives of each of Paul Weiss and Walkers provided an update on the transaction generally and on GBT’s potential refinancing of certain of the then existing term loan facilities under the Senior Secured Credit Agreement, which included potential participation by one or more investment funds managed or advised by ACM or certain other affiliates of the Sponsor, but was to be consummated or committed prior to the entry into the Business Combination Agreement with APSG and was independent of, and not conditioned on, the Closing, the process for which was being run by GBT and its advisors. The APSG Audit Committee also discussed the merits of engaging an independent financial advisor to issue a fairness opinion in respect of the Business Combination and provide other advisory services to the APSG Audit Committee, as needed, including on various related party transactions involving the Sponsor or certain of its affiliates in connection with the Business Combination and evaluation of the terms of GBT’s financing under the Refinancing & Incremental Tranche B-3 Facilities Proposal.

On November 17, 2021, the APSG Audit Committee spoke with representatives of Paul Weiss to discuss the proposals received from various banks and financial advisors with respect to the fairness opinion.

Also on November 17, 2021, representatives of Skadden and representatives of Gibson Dunn, as legal advisor to ACM, held a conference call to discuss the Refinancing & Incremental Tranche B-3 Facilities Proposal and related documentation.

On November 18, 2021, the APSG Audit Committee approved APSG’s engagement of Houlihan Lokey for the provision to the APSG Board of a fairness opinion in respect of the Business Combination, certain financial information to assist APSG in its review of a PIPE financing to be entered into in connection with the Business Combination for which an affiliate of the Sponsor was expected to serve as one of the placement agents, and an evaluation of certain financial terms of GBT’s financing under the Refinancing & Incremental Tranche B-3 Facilities Proposal in which a syndicate assembled by ACM, including one or more investment funds managed or advised by ACM or certain other affiliates of the Sponsor, were expected to participate as lenders.

Also on November 18, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement to representatives of Paul Weiss. The revised draft included, among other things: (i) an expanded right in connection with GBT’s ability undertake acquisitions in excess of $50 million in the aggregate between signing and Closing; (ii) a covenant requiring GBT to use reasonable best efforts to enter into definitive agreements with Amex HoldCo. and its affiliates, consistent in all material respects with the term sheet describing the governing terms of the amendments to certain agreements between GBT and Amex HoldCo.; and (iii) a financing cooperation covenant requiring APSG to use its reasonable best efforts to cooperate with GBT in connection with any debt financing that GBT may obtain. Representatives of Skadden also delivered to representatives of Paul Weiss revised drafts of the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws.

On November 19, 2021, representatives of Skadden delivered a further revised draft of GBT’s disclosure letter. In addition, legal due diligence memoranda prepared by representatives of each of Paul Weiss (which included materials prepared by Akin), Morgan Lewis and Kirkland were provided to the members of the APSG Board and other representatives of APSG.

Also on November 19, 2021, representatives of Gibson Dunn delivered a revised term sheet for the Refinancing & Incremental Tranche B-3 Facilities Proposal to representatives of each of GBT, Skadden, Goldman Sachs and ACM.

From November 20, 2021 through November 23, 2021, representatives of each of ACM, GBT, Skadden and Gibson Dunn conducted various telephonic conferences and exchanged drafts of the term sheet for the Refinancing & Incremental Tranche B-3 Facilities Proposal and further negotiated the term sheet for the Refinancing & Incremental Tranche B-3 Facilities Proposal.

On November 21, 2021, representatives of Paul Weiss delivered a revised draft of the Acquiror Delaware Certificate to representatives of Skadden.

On November 22, 2021, representatives of Skadden delivered a draft of the New Shareholders Agreement to representatives of Paul Weiss, which included, among other things, (i) restrictions with respect to certain share transfers by the parties thereto (and exceptions to such restrictions); (ii) preemptive rights in favor of Amex HoldCo. in connection with the issuance of additional shares of GBT other than pursuant to a public offering so long as Amex HoldCo. remains a 15% beneficial owner of GBT; (iii) governance rights; and (iv) certain other restrictive covenants binding on the parties thereto.

On November 23, 2021, the APSG Audit Committee held a telephonic and virtual meeting, at which representatives of Paul Weiss, Kirkland, Morgan Lewis and Akin, legal advisors to APSG, presented their legal diligence findings with respect to GBT. The APSG Board later held a video teleconference meeting, at which representatives of Paul Weiss discussed transaction related matters, including the status of the open issues in the Business Combination Agreement. Representatives of Paul Weiss also delivered a revised draft of the Business Combination Agreement to representatives of Skadden.

Also on November 23, 2021, representatives of Morgan Stanley, in its capacity as financial advisor to GBT, and the Sponsor discussed the Minimum Available Cash Amount.

On November 24, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement, a copy of which was posted to the electronic data room established for potential PIPE Investors. Representatives of the respective counsel to the Continuing JerseyCo Owners delivered a revised draft of the GBT Holders Support Agreement reflecting, among other things, the removal of restrictions on the ability of the current shareholders of GBT to transfer their equity in GBT.

Also on November 24, 2021, representatives of Morgan Stanley, in its capacity as financial advisor to GBT, further discussed potential adjustments to the Pre-Money Equity Value over the course of a number of calls. Certain of these calls were with representatives of GBT and others were with representatives of the Sponsor and APSG. These conversations continued on November 26, 2021.

Also on November 24, 2021, representatives of Paul Weiss delivered a markup of GBT’s disclosure letter to representatives of Skadden.

Also on November 24, 2021, representatives of Morgan Stanley, in its capacity as financial advisor to GBT, further discussed potential adjustments to Pre-Money Equity Value over the course of a number of calls with representatives of the Sponsor and APSG. These conversations continued on November 26, 2021.

On November 26, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement to representatives of Paul Weiss.

Also on November 26, 2021, representatives of Paul Weiss delivered a revised draft of the GBT Holders Support Agreement to representatives of each of Skadden and respective counsel to the Continuing JerseyCo Owners which included, among other things, (i) a restriction with respect to the Continuing JerseyCo Owners against changing the business, management or board of directors of GBT if such change could adversely affect GBT’s ability to consummate the Business Combination; (ii) a lock up on PubCo shares, which would apply following Closing, except (x) upon obtaining the written consent of a majority of PubCo’s independent directors and with respect to transfers to permitted transferees or (y) as required for legal or regulatory compliance purposes; (iii) a covenant binding Amex HoldCo., Juweel and Expedia shareholders to anti-solicitation and publicity provisions in the Business Combination

Agreement; and (iv) a covenant requiring Amex HoldCo. to use its reasonable best efforts to enter into definitive agreements with respect to the Amex/GBT Term Sheet.

Also on November 26, 2021, Mr. Bock and representatives of each of Skadden and Paul Weiss held a telephonic conference to discuss the Amex/GBT Term Sheet.

On November 27, 2021, representatives of Skadden delivered a revised draft of GBT’s disclosure letter.

On November 28, 2021, representatives of Paul Weiss and representatives of Skadden conferred with respect to the process for which PubCo Board nominees would be elected under the New Shareholders Agreement.

On November 29, 2021, representatives of Skadden delivered a draft of the Amex/GBT Term Sheet to representatives of Paul Weiss reflecting certain business terms to be reflected in the final definitive documents between GBT and Amex HoldCo. Representatives of Paul Weiss delivered representatives of Skadden a revised draft of the Amex/GBT Term Sheet, which included updates to reflect the binding nature of the term sheet. Also on November 29, 2021, representatives of Skadden delivered to representatives of each of Paul Weiss and Gibson Dunn a draft of the amended Senior Secured Credit Agreement for purposes of review.

Also on November 29, 2021, the APSG Board held a meeting via video teleconference at which representatives of Walkers reviewed and discussed with the APSG Board their fiduciary duties under Cayman Islands law. Thereafter, representatives of Paul Weiss presented to the APSG Board a detailed summary of the Business Combination, the transactions contemplated thereby and each of the key agreements in connection therewith (as well as the open points of negotiation). Representatives of Paul Weiss also described the various items that the APSG Board would be asked to approve prior to signing the Business Combination Agreement, as well as the related party transactions that required the APSG Audit Committee’s approval. Also on November 29, 2021, the APSG Board unanimously approved the engagement letter between APSG and Houlihan Lokey in connection with Houlihan Lokey’s rendering of a fairness opinion to the APSG Board and other financial advisory services.

On November 30, 2021, representatives of Paul Weiss delivered a revised draft of the Business Combination Agreement to representatives of Skadden, which included, among other things, (i) a revised definition of Pre-Money Equity Value; and (ii) an acknowledgment of the binding nature of the Amex/GBT Term Sheet and a covenant that GBT will not terminate, waive or materially modify any provisions of the Amex/GBT Term Sheet without APSG’s prior written consent. Also on November 30, 2021, representatives of Paul Weiss delivered representatives of Skadden a revised draft of the Amex/GBT Term Sheet and, additionally, representatives of Skadden delivered to representatives of Paul Weiss a draft of the Compliance Term Sheet.

Also on November 30, 2021, representatives of Paul Weiss delivered a revised draft to the GBT Holders Support Agreement to representatives of Skadden and respective counsel to the Continuing JerseyCo Owners to reflect certain revisions to the Business Combination Agreement, including the binding nature of the Amex/GBT Term Sheet.

From November 30, 2021 through December 2, 2021, Mr. Bock and representatives of each of ACM, Skadden, Gibson Dunn and a consortium of lenders that included investment funds managed or advised by ACM or certain other affiliates of the Sponsor and affiliates of certain PIPE Investors conducted various telephonic conferences and exchanged drafts of the definitive documentation for the Refinancing & Incremental Tranche B-3 Facilities Proposal.

On December 1, 2021, representatives of Paul Weiss and representatives of Skadden met via telephonic conference meeting to discuss remaining open points in the negotiation of the agreements in respect of the Business Combination and the New Shareholders Agreement.

Also on December 1, 2021, representatives of Skadden delivered a revised draft of the Business Combination Agreement to the representatives of Paul Weiss and the Amex/GBT Term Sheet to representatives of Paul Weiss and Cleary, counsel for Amex HoldCo., which reflected the results of the continued business discussions with respect to GBT’s financing under the Refinancing & Incremental Tranche B-3 Facilities Proposal and the post-Closing commercial arrangement between Amex HoldCo. and GBT. Representatives of Paul Weiss also delivered a markup of GBT’s disclosure letter to the representatives of Skadden.

Further, on December 1, 2021, respective counsel to the Continuing JerseyCo Owners delivered revised drafts of the New Shareholders Agreement and GBT Holders Support Agreement to representatives of each of Paul Weiss and Skadden. Later, on December 1, 2021, representatives of each of Paul Weiss, Skadden, and respective counsel to the Continuing JerseyCo Owners convened on teleconference calls to discuss the remaining outstanding issues in the GBT Holders Support Agreement and the New Shareholders Agreement.

Also on December 1, 2021, the APSG Audit Committee held a virtual meeting via teleconference to (i) discuss the process by which the new debt financing for certain subsidiaries of GBT under the Refinancing & Incremental Tranche B-3 Facilities Proposal was marketed and negotiated by Goldman Sachs and GBT, which included the solicitation of proposals from various potential financing sources, including a consortium of lenders that included investment funds managed or advised by ACM or certain other affiliates of the Sponsor and affiliates of certain PIPE Investors and (ii) review and discuss with the assistance of Houlihan Lokey certain financial terms of the PIPE financing to be entered into in connection with the Business Combination and GBT’s financing under the Refinancing & Incremental Tranche B-3 Facilities Proposal. During the first segment of the meeting, representatives of Goldman Sachs presented a summary of the key terms of the amended Senior Secured Credit Agreement and Senior Secured New Tranche B-3 Term Loan Facilities under the Refinancing & Incremental Facilities Proposal and the process by which the new debt financing thereunder was negotiated and marketed. After a brief adjournment, the APSG Audit Committee reconvened and discussed with the assistance of representatives of Houlihan Lokey GBT’s proposed debt financing transactions and the proposed PIPE financing.

The APSG Board later held a meeting via video teleconference, at which representatives of each of Evercore, Houlihan Lokey and Paul Weiss discussed the transactions pursuant to the Business Combination Agreement. Representatives of Evercore discussed with the APSG Board, among other things, the transaction rationale, the recovery of the travel industry generally and business travel specifically and an overview of the SPAC market and recently announced SPAC transactions. Representatives of Houlihan Lokey later reviewed with the APSG Board their preliminary financial analyses with respect to GBT and the proposed Business Combination and the APSG Board asked questions relating to the fairness opinion to be rendered by Houlihan Lokey.

Also on December 1, 2021, representatives of Skadden delivered to representatives of Paul Weiss a revised draft of the amended Senior Secured Credit Agreement between GBT and the proposed lenders party thereto.

Also on December 1, 2021, representatives of Paul Weiss delivered a markup of the GBT Holders Support Agreement to representatives of each of Skadden and respective counsel to the Continuing JerseyCo Owners and a markup of the Amex/GBT Term Sheet to representatives of Skadden and Cleary. Representatives of counsel to the respective Continuing JerseyCo Owners also delivered a revised draft of the GBT Holders Support Agreement to representatives of each of Paul Weiss and Skadden and Cleary delivered a revised draft of the Amex/GBT Term Sheet to representatives of Paul Weiss and Skadden.

Also on December 1, 2021, Mr. Bock and representatives of ACM and a consortium of lenders that included investment funds managed or advised by ACM or certain other affiliates of the Sponsor and affiliates of certain PIPE Investors continued their debt negotiation via teleconference.

On December 2, 2021, representatives of the respective counsel to the Continuing JerseyCo Owners delivered drafts of the New Shareholders Agreement and GBT Holders Support Agreement to representatives of each of Paul Weiss and Skadden, which reflected certain updates to lock-up provisions applicable to GBT’s Continuing JerseyCo Owners. Also on December 2, 2021, representatives of Skadden delivered a revised draft of the GBT disclosure letter and a draft of the New Shareholders Agreement to representatives of each of Paul Weiss and respective counsel to the Continuing JerseyCo Owners, which incorporated, among other things, certain revisions with respect to (i) the governance of GBT and (ii) information rights of the shareholders party thereto. Throughout the rest of December 2, 2021, counsel to the various relevant parties exchanged further revised drafts and comments to the various documents in respect of the Business Combination and the New Shareholders Agreement.

Also on December 2, 2021, the GBT Board met and approved (i) the Business Combination Agreement and all related documents thereunder, including, among others, the Registration Rights Agreement, the Exchange Agreement, the Sponsor Side Letter with respect to vesting and forfeiture terms to the Sponsor’s shares, the Sponsor Support Agreement, the 2022 Plan and the ESPP, the PIPE Subscription Agreements, the Domesticated Acquiror Class B Common Stock Subscription Agreement, the Acquiror Subscribed Ordinary Shares Subscription Agreement, the Acquiror Class B Common Stock Distribution Agreement, the Acquiror Delaware Certificate, the Acquiror Delaware Bylaws, the New Shareholders Agreement, the Amended & Restated GBT Memorandum of Association, the Amended & Restated GBT Articles of Association, and (ii) the amended Senior Secured Credit Agreement and Senior Secured New Tranche B-3 Term Loan Facilities under the Refinancing & Incremental Facilities Proposal and all related documents thereunder. The GBT Board also approved the forms of shareholder special resolutions necessary to effect the Business Combination, the conversion, redesignation and issuances of equity contemplated by the Business Combination Agreement and the execution of engagement letters with its financial advisors.

Also on December 2, 2021, Amex HoldCo. and Juweel adopted written resolutions that, among other things, (i) approved, ratified and confirmed the consummation of the transaction by GBT and the delivery, execution and performance of the Business Combination Agreement and other transaction documents, (ii) approved, ratified and confirmed the consummation of the Senior Secured New Tranche B-3 Term Loan Facilities, including the refinancing of certain of the then existing term loan facilities under the Senior Secured Credit Agreement and (iii) approved special shareholder resolutions which, among other things, amended the existing GBT organizational documents.

Also on December 2, 2021, the APSG Audit Committee held a meeting via video teleconference, which was attended by representatives from each of APSG’s management, representatives of Walkers and representatives of Paul Weiss. At the meeting, the APSG Audit Committee considered, approved and/or ratified certain agreements or arrangements that may be considered “related party transactions” under its charter, including: (i) the Placement Agent Engagement Letter; (ii) the PIPE Subscription Agreement with the Sponsor; (iii) the Sponsor Side Letter; (iv) the Sponsor Support Agreement; and (v) Mr. Wallach’s nomination to the PubCo Board by the Sponsor. The APSG Audit Committee also concluded that it was satisfied that a reasonably robust and arms-length process was implemented in connection with the Senior Secured New Tranche B-3 Term Loan Facilities and that the terms and conditions of the Senior Secured New Tranche B-3 Term Loan Facilities were within reasonable current market standards.

Following the meeting of the APSG Audit Committee, the APSG Board held a meeting via video teleconference, which was attended by representatives from each of APSG’s management, representatives of each of Walkers, Paul Weiss and Houlihan Lokey. Representatives of Paul Weiss reviewed in detail changes to certain provisions of the proposed Business Combination Agreement and other agreements and documents to be approved by the APSG Board in connection with the Business Combination since the APSG Board’s discussion on November 29, 2021. At the request of the APSG Board, Houlihan Lokey then reviewed and discussed its financial analyses with respect to GBT and the proposed Business Combination. Thereafter, at the request of the APSG Board, Houlihan Lokey orally rendered its opinion to the APSG Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the APSG Board dated December 2, 2021), as to the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction (each as defined in Houlihan Lokey’s written opinion) pursuant to the Business Combination Agreement. During the course of the meeting, the APSG Board discussed and considered the terms of the Business Combination. The APSG Board was also informed that GBT was finalizing the arrangements with its new lenders and would be executing definitive documentation to obtain commitments that evening for the Senior Secured New Tranche B-3 Term Facilities, a portion of which would be used to refinance certain of the then existing term loan facilities under the Senior Secured Credit Agreement, and that such debt financing transaction by certain subsidiaries of GBT would be announced contemporaneously with the announcement of the Business Combination. Following such discussions, the APSG Board unanimously (i) determined, among other things, that the Business Combination Agreement, the Business Combination and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of APSG and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Business Combination Agreement, including the Business Combination, and the related transaction documentation and other transactions contemplated thereby, including the PIPE Investment and other matters required to be submitted to votes of the stockholders, (iii) authorized APSG to enter into the Business Combination Agreement and the other transaction documents and perform each of its obligations thereunder, including the Business Combination and the PIPE Investment, (iv) resolved to recommend to the APSG stockholders that they vote to approve the proposals to be submitted to the stockholders with respect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment, among other things, and (v) determined that the fair market value of GBT is equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting commissions held in the Trust Account and taxes payable on the income earned on the Trust Account) as of such date.

Following the meeting of the APSG Board and the meeting of the GBT Board, representatives of each of Paul Weiss and Skadden finalized execution versions of the Business Combination Agreement and the ancillary agreements related to the transactions.

On December 2, 2021, the Placement Agents, APSG, GBT and their respective representatives determined the final allocations of the PIPE Investment among the potential PIPE Investors.

Thereafter, the parties executed the Business Combination Agreement and the related transaction documentation (including the transaction documentation related to the PIPE Investment) and the parties issued a press release announcing the transactions prior to the commencement of trading of APSG’s Acquiror Cayman Class A Ordinary Shares on the NYSE on December 3, 2021.

The APSG Board’s Reasons for Approval of the Business Combination

The APSG Board, in evaluating the Business Combination, consulted with APSG’s management and legal counsel and financial advisors. In reaching its resolution to recommend that the Acquiror Cayman Shareholders approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, the APSG Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the complexity of those factors, APSG’s directors considered these factors as a whole, and did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the APSG Board may have given different weight to different factors. This explanation of the reasons for the APSG Board approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

APSG decided to pursue a business combination with GBT because it determined that GBT represented a compelling opportunity given its position as a leading player in the TMC industry, multiple avenues for potential growth, strong historical financial profile and the travel management industry size and growth potential, among other factors.

Before reaching its decision, the APSG Board reviewed the results of the due diligence review conducted by its management, employees of the Sponsor and its affiliates and their respective advisors, which included:

●	numerous meetings and calls with the management team and advisors of GBT regarding operations and forecasts;
●	review of material contracts, material liabilities and other material matters;
●	financial, legal, insurance, and accounting due diligence;
●	consultation with APSG management and legal counsel and financial advisors;
●	review of historical financial performance of GBT (including audited and unaudited financials) and management projections for the combined business; and
●	financial and valuation analyses of the business of GBT and the Business Combination.

In the prospectus for the IPO, APSG identified certain criteria (the “Acquisition Standards”) that APSG believed would be important in evaluating prospective target businesses, namely businesses that:

●	are leading companies that have exhibited positive top-line growth and/or are experiencing secular tailwinds;
●	have defensible and established business models, with sustainable competitive advantages and multiple avenues for growth;
●	can potentially benefit from having a public currency to accelerate growth trajectory;
●	can benefit from our management team and AGM and its affiliates’ operating expertise, industry network and financing experience;
●	are not reliant on financial leverage to generate returns;
●	are at the point in their lifecycle at which going public is a natural next step; and
●	will offer attractive risk-adjusted returns for the APSG Shareholders.

The APSG Board believes that GBT satisfies these criteria.

Based on its review of the industry data and the operational, financial and other relevant information related to the GBT businesses provided by GBT and presented to the APSG Board, the factors considered by the APSG Board included, but were not limited to, the following (which are not weighted or in any order of significance):

●	Leading Player in the Travel Management Industry. GBT is the world’s leading B2B travel platform measured by 2019 TTV according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). GBT provides a full suite of differentiated, technology-enabled solutions to business travelers and corporate clients, suppliers of travel content (such as airlines, hotels, ground transportation and aggregators) and third party travel agencies;
●	Strategic Shareholder Base. GBT has two unique major strategic shareholders, American Express and Expedia, which bring brand recognition and certain strategic benefits, including lead generation and access to a full suite of proprietary content. Further, upon consummation of the PIPE Investment, other notable strategic investors, such as Sabre and Zoom, will become shareholders of PubCo;
●	Industry Size and Growth Potential. The travel management industry had over $1.4 trillion of business travel spend globally in 2019, which had been steadily growing at an approximate 4.4% CAGR over the past two decades, in excess of GDP growth. In addition, business travel has historically demonstrated resilience from macroeconomic shocks (e.g., 9/11, SARS, ‘08/’09 recession), bouncing back quickly to normal levels of growth thereafter. Further, the APSG Board considered the fact that out of $1.4 trillion of global business travel spend, only approximately $330 billion is managed today, and while GBT is the largest player in the SME space, it represents only 6% of managed SME bookings. This provides an opportunity for GBT to accelerate new customer wins organically, driven by differentiated value and “flight to quality”, and expand services to the underpenetrated SME market. The APSG Board also considered the fact that GBT has a robust M&A pipeline with a demonstrated ability to acquire and integrate;
●	Highly Diversified Revenue Base. GBT generates revenue from a combination of corporate clients and travel suppliers, while serving as a critical link between them. GBT serves approximately 19,000 corporate clients and boasts consistent retention rates of over 95%. 81% of GBT’s top 100 customers have been customers of GBT for at least 5 years, and GBT has a 16-year average tenure across the top 100 customers. Further, no corporate customer or supplier represents more than 6% of revenue;
●	Strong Value Proposition to Both Clients and Suppliers. GBT’s ability to provide a strong value proposition for both clients and suppliers, including, (a) with respect to clients, GBT’s (i) efficient marketplace and value-additive professional services, which drive efficient corporate travel programs, (ii) end-to-end integration of complex travel programs, which facilitates compliance, human resources, finance and administrative functions, and (iii) GBT’s duty of care support and high-touch customer service, with the ability to serve clients 24/7 from any location; and (b) with respect to suppliers, GBT’s (i) access to high-value business travelers (approximately twice as valuable to suppliers versus leisure travelers), and (ii) ability to provide a cost effective extension of suppliers’ sales and marketing functions;
●	Well-positioned for Margin Expansion. GBT’s multiple avenues for margin expansion, including: (a) realization of $235 million of structural cost reductions; (b) utilizing GBT’s proven synergy realization playbook to drive value from recent M&A; (c) continuing to leverage GBT’s differentiated technology platform to drive productivity; and (d) driving positive mix shift towards the highly profitable SME segment;
●	Historically Attractive Financial Profile. GBT achieved an approximate 11% revenue CAGR (2015 - 2019), driven by a combination of organic growth and strategic and accretive acquisitions. GBT has a track record of margin expansion through operating leverage and productivity gains (approximately 20% Adjusted EBITDA margin in 2019 (excluding Egencia)) and has limited capital requirements, which results in strong free cash flow conversion (80%+);
●	Due Diligence. Due diligence examinations of GBT conducted by APSG and, or with assistance from, its advisors (including a quality of earnings assessment and legal due diligence examinations), and related discussions between APSG and/or certain of its advisors with GBT’s management in connection therewith;

●	Terms and Conditions of the Business Combination Agreement. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between APSG and GBT;
●	APSG Board’s Ability to Change its Recommendation. The APSG Board, in certain circumstances, may change its recommendation that Acquiror Cayman Shareholders vote in favor of the Business Combination, subject to the terms and conditions of the Business Combination Agreement;
●	Continued Ownership By GBT Equityholders. Upon the consummation of the Business Combination, the Continuing JerseyCo Owners will receive a significant amount of Domesticated Acquiror Class B Common Stock. Assuming no existing Acquiror Cayman Shareholders exercise their redemption right in connection with the Business Combination and no incremental dilution at the Closing as a result of the Sponsor’s deferred vesting of a portion of its Sponsor Shares or the issuance of OpCo C Ordinary Shares representing the “earnout”, and after giving effect to the PIPE Investment, the Continuing JerseyCo Owners will represent approximately 75% of the pro forma ownership of PubCo upon the consummation of the Business Combination;
●	PIPE Investment. Third-party investor interest in the PIPE Investment serves as validation of the valuation and opportunity represented by a transaction with GBT;
●	Lock-Up. The Continuing JerseyCo Owners have agreed to be subject to a post-closing lockup period of 180 days (subject to extension as described in the GBT Holders Support Agreement) in respect of their shares of Domesticated Acquiror Class B Common Stock, OpCo B Ordinary Shares, and any shares of Domesticated Acquiror Class A Common Stock into which such stock and shares are converted, subject to certain customary exceptions, which will provide important stability to PubCo;
●	Independent Director Role. APSG’s independent directors took an active role, together with APSG management, as APSG evaluated and negotiated the proposed terms of the Business Combination. Following an active and detailed evaluation, the APSG Board’s independent directors unanimously approved, as members of the APSG Board, the Business Combination Agreement and the Business Combination;
●	Fairness Opinion and Financial Analysis by Houlihan Lokey. The financial analysis reviewed by Houlihan Lokey with the APSG Board as well as the oral opinion of Houlihan Lokey rendered to the APSG Board on December 2, 2021 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the APSG Board dated December 2, 2021), as to the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction pursuant to the Business Combination Agreement, as more fully described in the section entitled “— Opinion of the Financial Advisor to Acquiror”; and
●	Other Alternatives. The APSG Board believes, after a thorough review of other business combination opportunities reasonably available to APSG, that the proposed Business Combination represents the best potential business combination for APSG and the most attractive opportunity for APSG’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the APSG Board’s belief that such review has not presented a better alternative.

In the course of its deliberations, the APSG Board also considered a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following (which are not weighted or in any order of significance):

●	Macroeconomic Risks. Macroeconomic uncertainty, particularly the potential impact of the COVID-19 pandemic and future COVID-19 developments such as the Omicron variant, and the effects it could have on GBT’s revenues and financial performance;
●	Business Plan and Projections May Not Be Achieved. The risk that GBT may not be able to execute on its business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to management of APSG;
●	GBT’s Brand and Reputation. Any publicity, regardless of accuracy, that portrays GBT or any of its shareholders, particularly American Express, negatively could adversely impact operating results;

●	Redemption Risk. The potential that a significant number of Acquiror Cayman Shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to APSG’s Existing Organizational Documents, which would potentially make the Business Combination more difficult to complete;
●	Shareholder Vote Risk. The risk that the Acquiror Cayman Shareholders may fail to provide the respective votes necessary to effect the Business Combination;
●	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within APSG’s control;
●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;
●	Listing Risks. The challenges associated with preparing GBT, a private entity, for the applicable disclosure and listing requirements to which the new combined business will be subject as a publicly traded company on the NYSE and the potential inability to maintain the listing of PubCo’s securities on the NYSE following the Business Combination;
●	Transaction Rationale May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;
●	Liquidation of APSG. The risks and costs to APSG if the Business Combination is not completed, including the risk of diverting APSG’s focus and resources from other business combination opportunities, which could result in APSG being unable to effect an initial business combination by, or execute a letter of intent, agreement in principle or definitive agreement for an initial business combination by, October 6, 2022;
●	APSG Shareholders Receiving a Minority Position in GBT. The fact that the Acquiror Cayman Shareholders will hold a minority position in PubCo following completion of the Business Combination and that the Continuing JerseyCo Owners will hold all of the issued and outstanding shares of Domesticated Acquiror Class B Common Stock and will accordingly hold a majority of the voting power of PubCo’s capital stock on a fully-diluted basis and will be able to control matters submitted to PubCo’s stockholders for approval, including the election of directors (subject to the terms of the New Shareholders Agreement, described in Proposal No. 3 — The Business Combination Proposal — Related Agreements — New Shareholders Agreement), amendments of PubCo’s organizational documents and any merger, consolidation, or sale of all or substantially all of PubCo’s assets, and the risk that the Continuing JerseyCo Owners may have interests that differ from the holders of Domesticated Acquiror Class A Common Stock;
●	Fees and Expenses. The fees and expenses associated with completing the Business Combination;
●	Exclusivity. The fact that the Business Combination Agreement includes a non-solicitation provision that prohibits APSG from soliciting other initial business combination proposals, which restricts APSG’s ability to consider other potential initial business combinations prior to the Closing or termination of the Business Combination Agreement;
●	APSG Board’s Ability to Change its Recommendation. The terms of the Business Combination Agreement contain certain limitations on the ability of the APSG Board to change its recommendation that the Acquiror Cayman Shareholders vote in favor of the Business Combination;
●	No Survival of Remedies for Breach of Representations, Warranties or Pre-Closing Covenants of GBT. The terms of the Business Combination Agreement provide that APSG will not have any surviving remedies against GBT or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of GBT’s representations, warranties or pre-Closing covenants set forth in the Business Combination Agreement. As a result, the Acquiror Cayman Shareholders could be adversely affected by, among other things, an inaccurate representation or warranty in the Business Combination Agreement, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The APSG Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of GBT will be, collectively, the majority equityholders in PubCo;

●	Distraction to Operations. The risk that the potential diversion of GBT’s management and employee attention as a result of the Business Combination may adversely affect GBT’s operations;
●	Potential Conflicts. The potential conflicts of interest between the Sponsor and its affiliates and APSG in the Business Combination; and
●	Other Risk Factors. Various other risk factors, including those associated with the business and operations of GBT, the business of PubCo and the Business Combination, described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the APSG Board also recognized and considered that the Sponsor, its affiliates and some officers and directors of APSG may have interests in the Business Combination that are in addition to, and that may be different from, the interests of APSG and the other Acquiror Cayman Shareholders resulting in potential conflicts of interests, including on account of the price paid by the Sponsor and the independent directors for their Acquiror Cayman Shares and Acquiror Cayman Warrants and the potential loss of all value to such persons associated with such securities if APSG does not consummate a business combination. See “Risk Factors — Risks Relating to the Business Combination and APSG — The APSG Founders have potential conflicts of interest in recommending that the APSG Shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus,” “Interests of APSG’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Party Transactions – APSG Related Person Transactions” for more information. Recognizing these potentially differing interests and in an effort to mitigate potential conflicts of interest, APSG engaged outside financial advisors to assist the APSG Board in evaluating the financial aspects of the Business Combination, which included several meetings between the APSG Board and such financial advisors to discuss and consider the financial terms of the transaction, the financial and operating performance of certain publicly traded companies deemed similar to GBT in one or more respects, and transactions involving acquisition targets deemed similar to GBT in one or more respects. The APSG Board also considered, among other factors, the Sponsor’s agreement to defer vesting of a portion of its Sponsor Shares and invest further in the transaction by participating in the PIPE Investment, recognizing the Sponsor’s alignment of interests with APSG and the other Acquiror Cayman Shareholders with such terms. In addition, the APSG Board considered the oral opinion (which was subsequently confirmed in writing) rendered by Houlihan Lokey to the APSG Board prior to the execution of the Busines Combination Agreement, as to the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction pursuant to the Business Combination Agreement. Further, APSG engaged outside legal advisors to, among other things, assist the APSG Board in evaluating the legal terms that were being negotiated in the Business Combination Agreement, which included several meetings between the APSG Board and such legal advisors to review and consider the terms of the Business Combination Agreement and other ancillary agreements and discuss the ongoing status of the negotiations and the market for the terms being proposed.

The APSG Board also recognized and considered other potential conflicts of interests in certain related party transactions, some of which preceded the entry into the Business Combination Agreement (such as the Senior Secured New Tranche B-3 Term Loan Facilities, in which a syndicate assembled by ACM, including one or more investment funds managed or advised by ACM or certain other affiliates of the Sponsor, were expected to participate as lenders) and some of which would be executed in connection with the Business Combination (such as the PIPE financing, for which an affiliate of the Sponsor was expected to serve as one of the placement agents and in which the Sponsor was expected to invest). To assist with its evaluation of the Senior Secured New Tranche B-3 Term Loan Facilities and the PIPE, the APSG Audit Committee, which is comprised of independent directors, met with Houlihan Lokey to discuss and receive advice with respect thereto, including discussing relevant benchmarks and financial terms. The APSG Audit Committee also met with outside legal counsel to discuss the legal terms of the related party transactions and understand the potential conflicts of interest and the factors that, including the processes that were utilized to, mitigate such conflicts. Such mitigating factors included (i) GBT’s debt financing process (which included, among other things, extensive negotiations of other financing proposals with one of its existing lenders), which promoted a competitive environment for GBT’s debt financing efforts, (ii) the arm’s length negotiations of the Senior Secured New Tranche B-3 Term Loan Facilities through outside legal counsel that was independent of APSG’s and the Sponsor’s legal counsel, (iii) the fact that the Sponsor’s investment in the PIPE would be on the same terms and conditions as all other PIPE investors, and (iv) the anticipated disclosure of potential conflicts of interests in this proxy statement/prospectus. Considering the advice of its outside financial and legal advisors, the APSG Audit Committee was able to determine that the terms of the Senior Secured New Tranche B-3 Term Loan Facilities and the terms of Sponsor’s investment in the PIPE and its affiliate’s involvement as placement agent therefor, were negotiated in an arm’s length process and were within reasonable current market standards. Further, pursuant to the APSG Audit Committee charter and our policy with respect to related party transactions, the APSG Audit Committee considered and separately approved and/or ratified certain agreements or arrangements that may be considered “related party transactions” under its charter, including: (i) the Placement Agent Engagement Letter; (ii) the

PIPE Subscription Agreement with the Sponsor; (iii) the Sponsor Side Letter; (iv) the Sponsor Support Agreement; (v) the Registration Rights Agreement; and (vi) Mr. Wallach’s nomination to the PubCo Board by the Sponsor.

APSG’s directors reviewed and considered the foregoing interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the APSG Board, the Business Combination Agreement and the transactions contemplated therein.

After considering the foregoing, the APSG Board concluded that the potential benefits to APSG and the Acquiror Cayman Shareholders relating to the Business Combination outweighed the potentially negative factors relating to the Business Combination. Accordingly, the APSG Board determined that the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of APSG and the Acquiror Cayman Shareholders.

Satisfaction of the 80% Test

It is a requirement under APSG’s Existing Organizational Documents that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of the NYSE require that APSG’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). After consideration of the factors identified and discussed in the section of the proxy statement/prospectus captioned “The APSG Board’s Reasons for Approval of the Business Combination,” including the financial analysis of GBT conducted by APSG and its advisors generally used to approve the transaction, the APSG Board determined that GBT had a fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting commissions held in the Trust Account and taxes payable on the income earned on the Trust Account) at the time of execution of the Business Combination Agreement.

Projected Financial Information

In connection with its consideration of the potential business combination, the APSG Board was provided with prospective financial information prepared by management of GBT (collectively, the “GBT Projections”).

The GBT Projections are included in this proxy statement/prospectus solely to provide APSG Shareholders access to information made available in connection with the APSG Board’s consideration of the proposed business combination. The GBT Projections should not be viewed as public guidance. Furthermore, the GBT Projections do not take into account any circumstances or events occurring after the date on which the GBT Projections were prepared, which was October 5, 2021.

The GBT Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC, PCAOB or American Institute of Certified Public Accountants with respect to prospective financial information. The GBT Projections have not been audited. Neither the independent registered public accounting firms of APSG nor GBT or any other independent accountants, have compiled, examined or performed any procedures with respect to the GBT Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of APSG and GBT assume no responsibility for, and disclaim any association with, the GBT Projections.

The GBT Projections were prepared in good faith by GBT management based on their reasonable best estimates and assumptions with respect to the expected future financial performance of GBT and its subsidiaries, at the time the GBT Projections were prepared and speak only as of that time.

The GBT Projections were developed by GBT’s management and considered various material assumptions, including, but not limited to, the following:

●	an approximately 50% recovery in industry Total Transaction Value in 2022E and an approximately 70% recovery in industry Total Transaction Value in 2023E;

●	acceleration of new wins, driving 10 percentage points of Total Transaction Value recovery in 2023E compared to 2019, with our strengthened value proposition and industry tailwinds, including growing our leadership in the large and fast-growing SME segment and further benefiting from shifts towards managed travel in these segments;
●	expansion of our GBT Partner Solutions business;
●	$235 million of annualized permanent cost reductions through structural efficiency gains, which we believe will enhance the underlying profitability of our business going forward;
●	the Egencia Acquisition expanding GBT’s SME value proposition with Egencia’s software solution specifically built for SME clients that value an intuitive “the look and feel of a consumer-like” traveler experience and a fully integrated software platform to manage travel;
●	no material acquisitions or divestitures; and
●	other general business and market assumptions, including maintaining strong relationships with our current customers, continued expansion and growth in new service offerings and new capabilities and GBT’s current and anticipated market position relative to its peers.

The GBT Projections assume the following significant expansion in service offerings and capabilities: (a) continued development and deployment of solutions in response to customer needs as part of normal course of business delivered within the projected cost structure of the business; (b) new services and capabilities acquired with Egencia, Ovation and other recent acquisitions; and (c) formalization of GBT Partner Solutions (GPS) and a distinct solution. GPS brings together a portfolio of technology products and services for other third-party agencies historically delivered through different parts of the business under one solution umbrella. At this stage, the GPS contribution to the financial projection is largely built on driving penetration within existing third-party relationships. Therefore, we do not currently expect to incur material costs in delivering the assumed contribution from GPS within the GBT Projections.

The GBT Projections reflect an impact of the Egencia Acquisition based on recovery assumptions, growth, and synergies consistent with prior GBT acquisitions. In 2022E, the Egencia business is projected to contribute approximately $5 billion of TTV and approximately $300 million of revenue. In 2023E, the Egencia business is projected to contribute approximately $7.055 billion of TTV and approximately $488 million of revenue.

References to “new wins” refer to new customers who have selected, and signed an agreement with, GBT to manage their travel program. GBT generates incremental revenue from these new customers when they start consuming GBT's products and services.

The GBT Projections, and the assumptions underlying such projections, speak as of the date the GBT Projections were prepared, and the assumption of an approximate 50% recovery in industry Total Transaction Value in 2022 and an approximate 70% recovery in industry Total Transaction Value in 2023 was, in GBT management's view, a reasonable estimate based on its business and professional judgment, which was informed by the trend in achieved recovery in industry Total Transaction Value as of the date of the GBT Projections and certain industry projections, including those set forth on page 13 of Exhibit 99.3 to the Current Report on Form 8-K filed by APSG on December 3, 2021. Management's assumption of an approximate 50% recovery in industry Total Transaction Value in 2022 and an approximate 70% recovery in industry Total Transaction Value in 2023 is more conservative than certain industry projections, including those set forth on page 13 of Exhibit 99.3 to the Current Report on Form 8-K filed by APSG on December 3, 2021. Specifically, PwC and USTA project an approximate 75-85% recovery by 2022 and Euromonitor and Fitch project an approximate 80-100% recovery by 2023. A materially lesser or slower recovery of the travel industry could be material to the projected financial information presented. While presented with numerical specificity, the GBT Projections are forward-looking and reflect numerous estimates and assumptions with respect to future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the business of GBT, all of which are difficult to predict and many of which are beyond the preparing parties’ control. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including the ultimate inaccuracy of any of the assumptions described above and those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The GBT Projections were prepared solely for internal use to assist APSG in its evaluation of GBT and the business combination. GBT has not warranted the accuracy, reliability, appropriateness or completeness of the GBT Projections to anyone, including APSG.

Neither GBT’s management nor its representatives has made or makes any representations to any person regarding the ultimate performance of GBT relative to the GBT Projections. The GBT Projections are not fact. The GBT Projections are not a guarantee of actual future performance. The future financial results of GBT may differ materially from those expressed in the GBT Projections due to factors beyond either of their ability to control or predict.

The GBT Projections are not included in this proxy statement/prospectus in order to induce any APSG stockholders to vote in favor of any of the proposals at the special meeting.

We encourage you to review the financial statements of GBT included in this proxy statement/prospectus, as well as the financial information in the sections entitled ”Selected Historical Consolidated and Combined Financial Information of GBT” and ”Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the GBT Projections and not to rely on the GBT Projections in making a decision regarding the Shareholder Proposals. Except to the extent required by applicable federal securities law (including a registrant’s responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition, which responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis), neither APSG nor GBT or any of their respective affiliates intends to update, revise or correct the GBT Projections to reflect circumstances existing or arising after the date such GBT Projections were generated or to reflect the occurrence of future events.

The GBT Projections are set forth below:

($ in millions, unless otherwise noted)	2021E	2022E	2023E
Total Transaction Value ($Bn)	$7.6	$18.8	$30.8
% of 2019A	20%	49%	80%
Total Revenue	$828	$1,631	$2,420
Growth %	97%	48%
% of 2019A	29%	58%	86%
Adjusted EBITDA	$(557)	$7	$527
Margin %	(67)%	0%	22%
Capital Expenditures	$(73)	$(85)	$(99)
Revenue %	9%	5%	4%

The GBT Projections include “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP.

These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures to the most comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. For a discussion on GBT’s use of non-GAAP financial measures (which, for the avoidance of doubt, does not include reconciliations of such forward-looking non-GAAP measures to the most comparable GAAP measures), see “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Non-GAAP Financial Measures.”

GBT’s financial results for 2021 on a pro forma basis, as if the Egencia Acquisition and related transactions had been consummated on January 1, 2021, and compared to 2019 actual results are set forth below.

($ in millions, unless otherwise noted)	2021
Total Transaction Value ($Bn)	$8.0
% of 2019A	27%
Total Revenue	$889
% of 2019A	42%
Adjusted EBITDA	$(520)
Margin %	(58)%
Capital Expenditures	$66
Revenue %	7%

The 2021E and 2021 actual financial information set forth above are on a pro forma basis as if the Egencia Acquisition and related transactions had been consummated on January 1, 2021.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse capitalization in accordance with GAAP. Under this method of accounting, APSG will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of GBT issuing stock for the net assets of APSG, accompanied by a recapitalization. The net assets of APSG will be stated at historical cost, with no goodwill or other intangible assets recorded.

GBT has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

●	Continuing JerseyCo Owners will have a relative majority of the voting rights in the combined entity;
●	7 of 11 directors on the PubCo Board will be current directors of the GBT Board;
●	GBT is significantly larger in relative size based on total assets and total revenue;
●	GBT’s senior management will comprise all of the senior management of PubCo and will be responsible for the day-to-day operations of PubCo; and
●	the intended strategy and operations of PubCo will continue GBT’s current strategy and operations.

The preponderance of evidence as described above indicates that GBT is the accounting acquirer in the Business Combination.

Interests of APSG’s Directors and Officers in the Business Combination

In considering the recommendation of the APSG Board to vote in favor of approval of the Shareholder Proposals, APSG Shareholders should keep in mind that the Sponsor and the officers and directors of APSG have financial and other interests in such proposals that are different from, or in addition to, those of the APSG Shareholders generally, which may result in a conflict of interest on the part of one or more of them between what they may believe is in the best interests of APSG and the APSG Shareholders and what they may believe is best for them In particular:

●	If APSG does not consummate a business combination by October 6, 2022 (or by January 6, 2023 if APSG has executed a letter of intent, agreement in principle or definitive agreement for APSG’s initial business combination by October 6, 2022) (unless such date is extended in accordance with the Existing Organizational Documents), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Acquiror Cayman Class A Ordinary Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Founder Shares would be worthless because following the redemption of the Acquiror Cayman Class A Ordinary Shares, APSG would likely have few, if any, net assets and because the holders of our Acquiror Cayman Class B Ordinary Shares have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Acquiror Cayman Class B Ordinary Shares if we fail to complete a business combination within the required period. The 20,420,250 shares of Domesticated Acquiror Class A Common Stock that the holders of Acquiror Cayman Class B Ordinary Shares will hold following the Business Combination, if unrestricted and freely tradable, would have had aggregate market value of $ based upon the closing price of $ per Acquiror Cayman Class A Ordinary Share on the NYSE on , the most recent closing price. The Sponsor paid no consideration for such Acquiror Cayman Class B Ordinary Shares.
●	The Sponsor purchased an aggregate of 12,224,134 Acquiror Cayman Private Placement Warrants, each exercisable to purchase one Acquiror Cayman Class A Ordinary Share at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, and such Acquiror Cayman Private Placement Warrants will expire and be worthless if a business combination is not consummated within 24 months of the consummation of the IPO (or within 27 months of the consummation of the IPO if APSG has executed a letter of intent, agreement in principle or definitive agreement for APSG’s initial business combination within 24 months of the consummation of the IPO) (unless such date is extended in accordance with APSG’s Existing Organizational Documents). The Acquiror Cayman Private Placement Warrants had an aggregate market value of approximately $ based upon the closing price of $ per Acquiror Cayman Public Warrants on the NYSE on
●	In October 2008, APSG was formed by Holdings, at which point, one ordinary share was issued in exchange for the payment of operating and formation expenses of APSG. In August 2020, Holdings transferred its ownership in APSG, consisting of one ordinary share, to the Sponsor for no consideration and shortly thereafter, completed a share split of its ordinary shares and following the consummation of the IPO, 20,345,250 Acquiror Cayman Class B shares were outstanding. As a result, the Sponsor may earn a positive rate of return on its investment even if the share price of Domesticated Acquiror Class A Common Stock falls significantly below the per share value implied in the Business Combination of $10.00 per share and the Public Shareholders experience a negative rate of return and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to the Public Shareholders, rather than liquidate.
●	APSG’s independent directors each received 25,000 Founder Shares prior to the IPO at a price of $0.00087 per share. The 25,000 Founder Shares currently held by each director, if unrestricted and freely tradeable, would be valued at $250,000, based on an assumed $10.00 per share value. As a result of the significantly lower investment value per share of APSG’s independent directors as compared with the investment per share of the Public Shareholders, a transaction which results in an increase in the value of the investment for the APSG independent directors may result in a decrease in the value of the investment of the Public Shareholders. Founder Shares do not have the redemption rights of Public Shares if APSG is unable to complete its initial business combination by October 6, 2022, nor will they receive any liquidating distributions if APSG liquidates.
●	APSG’s existing directors and officers will be eligible for continued indemnification and continued coverage under APSG’s directors’ and officers’ liability insurance after the Business Combination, which is described below under Management Following the Business Combination —Limitation on Liability and Indemnification of Directors and Officers.”
●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to APSG if and to the extent any claims by a vendor for services rendered or products sold to APSG, or a prospective target business with which APSG has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of APSG’s IPO against certain liabilities, including liabilities under the Securities Act.
●	AGS, an affiliate of the Sponsor, has acted as an underwriter in connection with APSG’s IPO and as a private placement agent in connection with the PIPE Investment. Upon the consummation of the Business Combination, AGS will receive $ million of deferred underwriting commissions related to APSG’s IPO and $ million of placement fees related to the PIPE Investment. However, if APSG fails to consummate the Business Combination, or another business combination within the required period, such fees will not be paid to AGS.
●	The Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions as the other PIPE Investors at a price of $10.00 per share.
●	Affiliates of the Sponsor are Tranche B-3 lenders under GBT’s amended Senior Secured Credit Agreement and would indirectly benefit from the Closing of the Business Combination and the related infusion of capital.

●	Upon the consummation of the Business Combination, the October Note, February Note, June Note and September Note will be repaid by APSG to the Sponsor. If the consummation of the Business Combination does not occur, such promissory notes will remain outstanding and could potentially go unpaid.
●	Upon the consummation of the Business Combination, the Sponsor will be entitled to reimbursement for certain out-of-pocket expenses related to identifying, investigating and consummating an initial business combination. However, if APSG fails to consummate a business combination within the required period, such fees will not be reimbursed and the Sponsor, APSG’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursements.
●	Itai Wallach, an employee of an affiliate of the Sponsor, will serve as a director of PubCo after the Closing. As such, in the future he may receive any cash fees, stock options or stock awards that the PubCo Board determines to pay its directors.
●	In connection with the Business Combination Agreement, the Sponsor will receive certain registration rights with respect to its security interests in PubCo pursuant to the Registration Rights Agreement, including demand and piggy-back rights.

The APSG Board, including APSG’s independent directors, with their outside counsel, reviewed and considered these interests during the negotiation of the Business Combination Agreement and in evaluating and approving, as members of the APSG Board, the Business Combination Agreement and the Transactions, including the Business Combination.

For additional information regarding pre-existing relationships between certain of the parties to the Business Combination Agreement and certain of their affiliates, see “Risk Factors — Risks Relating to the Business Combination and APSG — The APSG Founders have potential conflicts of interest in recommending that the APSG Shareholders vote in favor of approval of the Business Combination and the other proposals described in this proxy statement/prospectus.”

Interests of GBT’s Directors and Executive Officers in the Business Combination

In considering the recommendation of the APSG Board with respect to the Business Combination, the APSG Shareholders should be aware that the directors and executive officers of GBT have certain interests in the Business Combination that may be different from, or in addition to, the interests of the APSG Shareholders generally.

Treatment of GBT MIP Options

Pursuant to the Business Combination Agreement, each GBT MIP Option that is outstanding immediately prior to the Closing, whether vested or unvested, will be equitably converted into an option relating to shares of Domesticated Acquiror Class A Common Stock upon substantially the same terms and conditions as are in effect with respect to the GBT MIP Option immediately prior to the Closing in a manner determined by GBT in consultation with APSG and consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such GBT MIP Options for purposes of Section 409A or Section 424 of the Code. In addition, holders of the GBT Legacy MIP Options that are outstanding immediately prior to the Closing will receive, on account of each GBT Legacy MIP Option, a number of OpCo C Ordinary Shares equal to the Per Share Earnout Amount.

GBT JerseyCo Limited Amended & Restated Management Incentive Plan

On December 2, 2021, GBT adopted the Amended & Restated GBT MIP, under which the compensation committee of GBT has granted New GBT MIP Options to certain executive officers of GBT effective as of the signing of the Business Combination Agreement. For a discussion of the outstanding GBT Legacy MIP Options under the GBT MIP, see the section entitled “GBT’s Director and Executive Compensation — GBT JerseyCo Limited Management Incentive Plan”. The Amended & Restated GBT MIP supersedes the predecessor GBT MIP and includes a reserve of 4,764,000 authorized but unissued MIP Shares which may be issued upon the exercise of awards granted pursuant to the Amended & Restated GBT MIP and Legacy MIP Options granted under the predecessor GBT MIP.

Under the Amended & Restated GBT MIP, all unexercised New GBT MIP Options, whether vested or unvested, expire on the tenth anniversary of their grant date, unless earlier cancelled in connection with a termination of employment. New GBT MIP Options vest one-third annually over a three-year period, subject to continued service and will expire if a transaction with a special purpose acquisition company has not occurred on or before July 31, 2022. To the extent vested, all GBT Legacy MIP Options and New GBT MIP Options will become exercisable upon the Closing. Shares acquired upon exercise of a GBT MIP Option are subject to certain repurchase rights following a termination of employment, generally with the purchase price being fair market value (but in some cases being the amount paid to acquire the shares if less than fair market value). These repurchase rights will expire on the one-hundred-eighty-first day following the Closing.

Upon a termination of employment by GBT without cause or a resignation for good reason by a GBT executive officer (in each case, other than in connection with a change in control), the portion of New GBT MIP Options that are then outstanding and were scheduled to vest during the period the participant is entitled to receive severance payments or benefits under any employment or severance agreement with GBT as a result of a termination by GBT without cause or a resignation for good reason (the “severance period”) will continue to vest on the applicable vesting date during the severance period.

Upon a termination of employment due to death, all outstanding and unvested New GBT MIP Options will immediately vest in full. Upon a termination of employment due to retirement or disability, the portion of New GBT MIP Options that are then outstanding and were scheduled to vest on the next anniversary of the grant date immediately following such termination due to disability or retirement will vest in full on such scheduled vesting date.

The portion of the New GBT MIP Options that is or becomes vested and exercisable as of the date of a termination of employment by GBT without cause, due to death or disability, resignation for good reason or due to retirement (in each case, other than in connection with a change of control) will remain exercisable until the earlier of (i) the later of the eighteen month anniversary of the Business Combination and the date that is one year after the date of termination of employment (or in the case of a termination without cause or resignation for good reason, one year after the last day of the participant’s severance period (which period may be longer in the event of certain corporate transactions)) and (ii) the tenth anniversary of the applicable grant date, in each case, subject to earlier termination in accordance with the terms of the Amended & Restated GBT MIP; provided, however, that if such termination of employment occurs prior to the six month anniversary of the Business Combination, then no portion of the New GBT MIP Option will become exercisable (even if vested) before the first date immediately following the six month anniversary of such Business Combination.

In the event that the participant incurs (a) a termination of employment by GBT without cause within 60 days before, or within 18 months after, a change in control of GBT or (b) a termination of employment as the result of participant’s death or disability or by the participant for good reason, in each case, within 18 months after a change in control of GBT, then in each such case, the portion of the New GBT MIP Option that is then outstanding and unvested will immediately become vested and exercisable (or in the case that a change in control occurs after such eligible termination of employment, will become vested and exercisable upon the occurrence of the change in control) and the New GBT MIP Option will remain exercisable until the earlier of (x) the first anniversary of such termination of employment and (y) the tenth anniversary of the applicable grant date. “Change in Control” under the Amended & Restated GBT MIP continues to have the same meaning as under the predecessor GBT MIP. For avoidance of doubt, the Business Combination will not constitute a change in control under (i) the Amended & Restated GBT MIP and (ii) the GBT MIP. See the section entitled “GBT’s Director and Executive Compensation — GBT JerseyCo Limited Management Incentive Plan” for a further discussion of the definition of “Change in Control” under the GBT MIP.

The table below sets forth the converted number of vested and unvested GBT Legacy MIP Options and New GBT MIP Options held by the executive officers and directors of GBT as of December 2, 2021 (the date of the Business Combination Agreement) and the spread value of such stock options, in each case, based on a conversion ratio of 8.785, which is the estimated ratio at which all classes of GBT equity (as of immediately prior to the Closing and after giving effect to the DeSPAC Transaction) would be expected to convert into equity of PubCo post-Closing, which is based on assumptions as of the date of the Business Combination Agreement, including GBT’s and APSG’s assumptions of the treatment of GBT equity, including that GBT Preferred Shares will be redeemed and cancelled at Closing, and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement). A change in these underlying assumptions could result in a change to the conversion ratio. The table below does not reflect any subsequent vesting or forfeitures of awards pursuant to their terms occurring after December 2, 2021, independent of the Business Combination. It is further anticipated that certain of our executive officers may receive grants of restricted stock units following the closing of the Business Combination.

	Vested		Unvested		New GBT MIP
	GBT Legacy MIP		GBT Legacy MIP		Options
	Options(1)		Options		(all unvested)
Name	Number (#)	Value ($)	Number (#)	Value ($)	Number (#)
Named Executive Officers
Paul Abbott	—	—	—	—	2,990,033
Andrew Crawley	—	—	—	—	1,245,847
Michael Qualantone(3)	1,247,470	4,568,840	175,700	490,000	1,116,333
Other Executive Officers(4)	4,450,481	15,856,122	701,043	1,667,926	4,016,584
(1)	One current director of the GBT Board holds 1,932,700 vested GBT Legacy MIP Options (on a converted basis) from the director’s former employment as President of GBT. The spread value of such vested GBT Legacy MIP Options equals $7,560,400.

(2)	New GBT MIP Options are subject to a converted exercise price equal to the deemed fair market value price per share of Domesticated Acquiror Class A Common Stock, as of December 2, 2021 (i.e., $10.00), and thus such options have no spread value as of the date of the Business Combination Agreement.

(3)	Amounts do not reflect that, as of December 2, 2021, Michael Qualantone holds 203,812 vested GBT Legacy MIP Options and 305,718 unvested GBT Legacy MIP Options (in each case, on a converted basis) each with an exercise price of $14.54 per share of Domesticated Acquiror Class A Common Stock, which exceeds the deemed price of $10.00 per share of Domesticated Acquiror Class A Common Stock on the date of the Business Combination Agreement.

(4)	Amounts do not reflect that, as of December 2, 2021, four executive officers of GBT hold an aggregate of 333,830 vested GBT Legacy MIP Options and 500,745 unvested GBT Legacy MIP Options (in each case, on a converted basis) each with a converted exercise price of $14.54 per share of Domesticated Acquiror Class A Common Stock, which exceeds the deemed price of $10.00 per share of Domesticated Acquiror Class A Common Stock on the date of the Business Combination Agreement. One executive officer has not received any GBT MIP Options as of the date of this proxy statement/prospectus.

Discretionary Cash Awards to GBT’s Executive Officers

On December 2, 2021, GBT granted special one-time, discretionary cash awards to (i) Paul Abbott equal to $3,000,000 and (ii) Andrew Crawley equal to $750,000. Each such award is subject to a clawback provision that requires the executive to repay the full cash amount if the executive terminates on or before November 30, 2022 for any reason other than a termination by GBT without cause, a termination by the executive for good reason or a termination due to the executive’s death or disability

GBT JerseyCo Limited 2021 Executive Long-Term Incentive Plan

On November 2, 2021, GBT JerseyCo adopted the 2021 Executive Long-Term Cash Incentive Award Plan (the “2021 Executive LTIP”). On November 8, 2021, GBT JerseyCo and certain of its subsidiaries granted cash awards under the 2021 Executive LTIP to certain executive officers of GBT. Under the 2021 Executive LTIP, 50% of an award is based on time-vesting conditions and 50% of an award is based on performance-vesting conditions. The time-based portion of an award is eligible to vest one-third on each of September 1, 2022, September 1, 2023 and September 1, 2024 based on continued service to GBT or its subsidiaries. The performance-based portion of an award is eligible to vest based on the satisfaction of performance criteria to be established by the compensation committee, and such performance-based portion of an award may be converted, in the discretion of GBT, into restricted stock units or performance stock units of PubCo following the Closing, on the same vesting and forfeiture terms as applicable to the 2021 Executive LTIP award. For participants in the 2021 Executive LTIP who also participated in the 2020 Executive LTIP, the 2021 Executive LTIP award agreement provides that the performance-based portion of the 2020 Executive LTIP award may also be converted, in the discretion of GBT JerseyCo, into restricted stock units or performance stock units of PubCo following the Closing, on the same vesting and forfeiture terms as applicable to the portion of the 2020 Executive LTIP award. See the section entitled “GBT’s Director and Executive Compensation — GBT JerseyCo Limited 2020 Long-Term Incentive Plan” for a further discussion of the 2020 Executive LTIP.

As of the date of this prospectus filing, performance-criteria related to awards under the 2021 Executive LTIP had not yet been established. The 2021 Executive LTIP does not contain any change in control related vesting provisions and unvested awards are cancelled without consideration upon a participant’s termination of employment.

The 2021 Executive LTIP provides for certain restrictive covenants including confidentiality, non-disparagement and twelve-month post-termination non-competition and non-solicitation of customers and employees covenants. A participant’s breach of the 2021 Executive LTIP restrictive covenants would result in forfeiture of any outstanding awards held by the participant.

The table below sets forth the grant date value of the 2021 Executive LTIP awards granted to ten of the eleven executive officers of GBT.

Value of 2021 Executive
LTIP Award
Name	($)
Named Executive Officers
Paul Abbott	6,000,000
Andrew Crawley	3,000,000
Michael Qualantone	3,000,000
Other Executive Officers	11,575,000

Severance Protection Agreements and Amendments with Executive Officers of GBT

Certain executive officers of GBT are party to either a severance protection agreement with GBT (collectively, the “severance protection agreements”) or, in the case of GBT executive officers based in the United Kingdom, an amendment to their current employment agreement (collectively, the “severance amendments”) that become effective upon the Closing and provide for certain severance payments and benefits if the executive’s employment is terminated by GBT without cause or due to the executive's disability (and not due to death) or if the executive resigns employment for good reason (in either case, a “qualifying termination”).

If such GBT executive experiences a qualifying termination occurring outside of the period beginning 60 days prior to and ending 18 months after a “change in control” (as such term is defined in the 2022 Plan), then the executive will be entitled to receive (i) one times the executive’s base salary, to be paid in equal installments over the one year period following such qualifying termination, (ii) one times the executive’s annual target cash bonus, to be paid at the time such bonuses would be paid in the ordinary course and (iii) a pro-rata annual cash bonus for the year of termination based on (A) actual performance, for Mr. Abbott, Ms. Gerow and all of the GBT executives based in the United States or (B) target performance, for the other two GBT executive officers based in the United Kingdom, in the cases of each of (A) and (B), to be paid at the same time as such bonuses would be paid in the ordinary course and (iv) GBT-provided health benefits assistance for up to twelve months following termination (collectively, the “Non-Change in Control Severance”). If such GBT executive officer experiences a qualifying termination (other than due to the executive's disability) within the period beginning 60 days prior to and ending 18 months after a change in control (which will not occur due to the Business Combination), then the executive officer will be entitled to receive the Non-Change in Control Severance plus the following additional severance payments and benefits: (i) a lump sum cash payment equal to (A) one times the executive’s base salary and (B) one times the executive’s target bonus and (ii) up to six additional months of GBT provided health benefits assistance (i.e., a total of up to 18 months) or in the case of Paul Abbott, up to twelve additional months of GBT provided health benefits assistance (i.e., a total of up to 24 months). All payments under the severance protection agreements and the severance amendments are subject to the executive officer’s execution of a general release of claims.

See “Proposal No. 5 — Equity Incentive Plan Proposal” for details on the definition of “Change in Control” under the 2022 Plan.

The table below sets forth the estimated value of the potential payments to each executive officer of GBT under the severance protection agreements or the severance amendments, as applicable, assuming for this purpose that the Closing occurred on December 2, 2021 (the date of the Business Combination Agreement) and that a qualifying termination occurred in connection with such Closing (which would result in the payment of Non-Change in Control Severance only). One executive officer is not party to a severance protection agreement or severance amendment as of the date of this proxy statement/prospectus. With respect to the amounts provided below for GBT’s three named executives officers and one other executive officer based in the United Kingdom, the amounts have been converted at the currency exchange rate, on December 2, 2021, equal to $1.35 per £1.00 (rounded to the nearest cent).

		Prorated	Health
	Cash	Annual Target	Continuation
	Severance	Bonus	Benefits
Name	($)(1)	($)	($)(2)
Named Executive Officers
Paul Abbott	4,035,942	2,469,481	17,613
Andrew Crawley	1,748,908	802,582	20,831
Michael Qualantone	1,300,000	596,576	21,445
Other Executive Officers	7,122,454	3,095,663	103,083
(1)	Amounts reflect the sum of (i) one times the executive’s base salary plus (ii) one times the executive’s target bonus, if any.
(2)	Amounts reflect 12 months of GBT-provided health continuation benefits.

Post-Closing Management Positions

At the Closing Date, certain of GBT’s directors and executive officers will continue to serve as directors or executive officers, as applicable, of PubCo. See the section entitled “Management Following The Business Combination” for a further discussion of the PubCo Board and the executive officers of PubCo.

Opinion of the Financial Advisor to APSG

On December 2, 2021, Houlihan Lokey orally rendered its opinion to the APSG Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the APSG Board dated December 2, 2021), as to the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction pursuant to the Business Combination Agreement.

Houlihan Lokey’s opinion was directed to the APSG Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction pursuant to the Business Combination Agreement and did not address any other aspect or implication of the DeSPAC Transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex R to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the APSG Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the DeSPAC Transaction or otherwise, including, without limitation, whether holders of Acquiror Cayman Class A Ordinary Shares should redeem their shares or whether any party should participate in the PIPE Investment.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.	reviewed a draft, dated December 1, 2021, of the Business Combination Agreement;
2.	reviewed certain publicly available business and financial information relating to APSG and GBT that Houlihan Lokey deemed to be relevant;
3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of GBT made available to Houlihan Lokey by GBT and APSG, including financial projections prepared by the management of GBT relating to GBT for the fiscal years ending December 31, 2021 through 2023 (the “Projections”);

4.	spoke with certain members of the management of APSG and GBT and certain of their respective representatives and advisors regarding the business, operations, financial condition and prospects of GBT, the DeSPAC Transaction and the Related Transactions and related matters;
5.	compared the financial and operating performance of GBT with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant; and
7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, at APSG’s direction, Houlihan Lokey assumed that the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of GBT as to the future financial results and condition of GBT. Houlihan Lokey, at APSG’s direction, used and relied upon the Projections for purposes of its analyses and opinion. APSG advised Houlihan Lokey, and at APSG’s direction Houlihan Lokey assumed, that the Projections were the only projections with respect to the future financial performance of GBT that Houlihan Lokey should use and rely upon for purposes of its financial analyses and opinion and that the Projections provided a reasonable basis on which to evaluate GBT and the Business Combination. Houlihan Lokey expressed no view or opinion with respect to the Projections or the assumptions on which they were based. In addition, for purposes of its financial analyses and opinion, with APSG’s consent, Houlihan Lokey (i) did not perform any financial analyses to evaluate the value of APSG or to derive valuation reference ranges for any shares of APSG for purposes of comparison with the Aggregate Consideration or otherwise, (ii) assumed that each share of Domesticated Acquiror Class A Common Stock (and therefore each OpCo B Ordinary Share together with a share of Domesticated Acquiror Class B Common Stock) was equal to $10.00 (with such $10.00 value being based on APSG’s initial public offering and APSG’s approximate cash per outstanding Acquiror Cayman Class A Ordinary Shares (excluding, for the avoidance of doubt, the dilutive impact of outstanding Acquiror Cayman Class B Ordinary Shares or any warrants to purchase Acquiror Cayman Shares)), and (iii) assumed that the aggregate value of the GBT MIP Shares and GBT MIP Options consideration, the Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares to be issued in the Business Combination was equal to $4,027,000,000. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of GBT or APSG since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Business Combination Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Business Combination Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Business Combination would be satisfied without waiver thereof, and (d) the Business Combination would be consummated in a timely manner in accordance with the terms described in the Business Combination Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Business Combination would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Business Combination would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of GBT or APSG, or otherwise have an effect on the Business Combination, GBT or APSG or any expected benefits of the Business Combination that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Business Combination Agreement would not differ in any respect from the draft of the Business Combination Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of APSG, GBT or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which APSG or GBT was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which APSG or GBT was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As APSG was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Business Combination, and its opinion did not purport to address potential developments in any such markets. Furthermore, as APSG was aware, there was significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on Houlihan Lokey’s analyses and opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Business Combination, the securities, assets, businesses or operations of APSG, GBT or any other party, or any alternatives to the Business Combination, (b) negotiate the terms of the Business Combination, (c) advise the APSG Board, APSG or any other party with respect to alternatives to the Business Combination, or (d) identify, introduce to the APSG Board, APSG or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Business Combination. Houlihan Lokey did not express any opinion as to what the value of the Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock, Domesticated Acquiror Class X Common Stock, OpCo A Ordinary Shares, OpCo B Ordinary Shares, OpCo C Ordinary Shares or the OpCo Z Ordinary Share actually would be when issued pursuant to the Business Combination Agreement or the price or range of prices at which Acquiror Cayman Shares, shares in the capital of GBT, Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class B Common Stock, Domesticated Acquiror Class X Common Stock, OpCo A Ordinary Shares, OpCo B Ordinary Shares, OpCo C Ordinary Shares or the OpCo Z Ordinary Share could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the APSG Board (in its capacity as such) in connection with its evaluation of the Business Combination and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey has consented to the inclusion of its opinion and this summary of its opinion in this proxy statement/prospectus. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the APSG Board, APSG, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Business Combination or otherwise, including, without limitation, whether holders of Acquiror Cayman Class A Ordinary Shares should redeem their shares or whether any party should participate in the PIPE Investment.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the APSG Board, APSG, its security holders or any other party to proceed with or effect the Business Combination, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Business Combination or otherwise (other than the Aggregate Consideration to the extent expressly specified in the opinion), including, without limitation, the OpCo C Shares; the OpCo Z Shares; the Sponsor Support Agreement to be entered into by Sponsor and certain holders of APSG securities; the PIPE Subscription Agreements; or any Related Transaction, (iii) the fairness of any portion or aspect of the Business Combination to the holders of any class of securities, creditors or other constituencies of APSG, or to any other party (including, without limitation, the potential dilutive or other effects of the Class B Common Stock Consideration, the OpCo B Shares, the Opco C Shares, the Opco Z Shares, the Acquiror Cayman Class B Ordinary Shares, the warrants to purchase APSG shares, or any other portion or aspect of the Business Combination), (iv) the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might have been available for APSG or any other party, (v) the fairness of any portion or aspect of the Business Combination to any one class or group of APSG’s or any other party’s security holders or other constituents vis-à-vis any other class or group of APSG’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of APSG, whether APSG should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination (including, without limitation, the PIPE Investment) or the likelihood of obtaining such financing, (vii) whether or not APSG, GBT, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination, (viii) the solvency, creditworthiness or fair value of APSG, GBT or any other participant in the Business Combination, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Business Combination, any class of such persons or any other party, relative to the Aggregate Consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters requiring legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the APSG Board, on the assessments by the APSG Board, APSG, GBT and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to APSG, GBT and the Business Combination or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Houlihan Lokey’s analyses for comparative purposes is identical to GBT or the DeSPAC Transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Projections and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of APSG or GBT. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the APSG Board in evaluating the proposed DeSPAC Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Aggregate Consideration or of the views of the APSG Board or management with respect to the DeSPAC Transaction or the Aggregate Consideration. The type and amount of consideration payable in the DeSPAC Transaction were determined through negotiation between APSG and GBT, and the decision to enter into the Business Combination Agreement was solely that of the APSG Board.

Financial Analyses

In preparing its opinion to the APSG Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the APSG Board on December 2, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

●	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).
●	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items with stock-based compensation treated as a cash expense.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing prices of the common stock of the selected companies listed below as of December 1, 2021, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The estimates of the future financial performance of GBT relied upon for the financial analyses described below were based on the Projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Assumed Value. For purposes of its financial analyses, with APSG’s consent, Houlihan Lokey (i) assumed that each share of Domesticated Acquiror Class A Common Stock (and therefore each OpCo B Ordinary Share together with a share of Domesticated Acquiror Class B Common Stock) was equal to $10.00 (with such $10.00 value being based on APSG’s initial public offering and APSG’s approximate cash per outstanding Acquiror Cayman Class A Ordinary Shares (excluding, for the avoidance of doubt, the dilutive impact of outstanding Acquiror Cayman Class B Ordinary Shares or any warrants to purchase Acquiror Cayman Shares)), and (ii) assumed that the aggregate value of the GBT MIP Shares and GBT MIP Options consideration, the Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares to be issued in the Business Combination was equal to $4,027,000,000. The assumed value excludes the value of the OpCo C Ordinary Shares to be issued in the DeSPAC Transaction, as to which Houlihan Lokey, with APSG’s consent, expressed no view or opinion.

Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

●	Enterprise value as a multiple of Adjusted EBITDA for the 2019 fiscal year, or “FY 2019” Adjusted EBITDA; and
●	Enterprise value as a multiple of estimated Adjusted EBITDA for the 2023 fiscal year, or “FY 2023E” Adjusted EBITDA.

The selected companies and resulting low, high, median and mean financial data included the following:

Online/Corporate Travel Agency

●	Booking Holdings Inc.
●	Corporate Travel Management Limited
●	Despegar.com, Corp.
●	eDreams ODIGEO S.A.
●	Expedia Group, Inc.
●	Flight Centre Travel Group Limited
●	On the Beach Group plc
●	Trip.com Group Limited
●	TripAdvisor, Inc.

●	trivago N.V.

Airline Software & IT

●	Amadeus IT Group, S.A.
●	Sabre Corporation
●	TravelSky Technology Limited

Enterprise Value to Adjusted EBITDA
	2019	2023E
Low	6.3x	5.1x
High	34.9x	13.6x
Median	14.0x	9.8x
Mean	16.6x	9.6x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 9.0x to 11.0x FY 2019 Adjusted EBITDA to GBT’s FY 2019 Adjusted EBITDA and 9.0x to 11.0x FY 2023E Adjusted EBITDA to GBT’s FY 2023E Adjusted EBITDA. The selected companies analysis indicated implied total equity value reference ranges for GBT of approximately $3,787,100,000 to $4,790,900,000 based on FY 2019 Adjusted EBITDA and approximately $4,010,300,000 to $5,063,700,000 based on FY 2023E Adjusted EBITDA, in each case as compared to the assumed aggregate value of the GBT MIP Shares and GBT MIP Options consideration, the Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares to be issued in the Business Combination of $4,027,000,000.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant. The financial data reviewed included enterprise value as a multiple of Adjusted EBITDA for the last 12 months available prior to the date of announcement, and the selected transactions and resulting low, high, median and mean financial data included the following:

Announced	Target	Acquiror
3/16/2021	Pana Industries, Inc.	Coupa Software Incorporated
11/26/2020	Travel24.com AG (nka:German Values Property Group AG)	VICUS GROUP AG
10/28/2019	Sykes Cottages Ltd.	Vitruvian Partners LLP
5/1/2019	@Leisure Holding B.V. (nka:OYO Vacation Homes Holding B.V.)	Oravel Stays Private Limited (nka:Oravel Stays Limited)
4/15/2019	Viajes Falabella Ltda.	Despegar.com, Corp.
2/4/2019	Liberty Expedia Holdings, Inc.	Expedia Group, Inc.
9/14/2018	trivago N.V.	PAR Capital Management, Inc.; PAR Investment Partners L.P.
7/11/2018	Lotus Tours Limited	Corporate Travel Management Limited
6/20/2017	eTRAVELi Holding AB	CVC Capital Partners Limited; CVC European Equity Partners VI LP
5/23/2017	QCNS Cruise SAM (nka:Cruiseline S.A.M.)	Montefiore Investment, SA
12/14/2016	Andrew Jones Travel Pty. Ltd.	Corporate Travel Management Limited
4/20/2016	All Performance Associates, Inc. and Business Travel, Inc. and Travizon, Inc.	Corporate Travel Management Limited

Enterprise Value to Adjusted LTM EBITDA
Low	3.8x
High	18.8x
Median	10.6x
Mean	10.6x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 9.5x to 11.5x LTM Adjusted EBITDA to GBT’s FY 2019 Adjusted EBITDA. The selected transactions analysis indicated an implied total equity value reference range for GBT of approximately $4,038,100,000 to $5,041,900,000, as compared to the assumed aggregate value of the GBT MIP Shares and GBT MIP Options consideration, the Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares to be issued in the Business Combination of $4,027,000,000.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of GBT based on the Projections. Houlihan Lokey applied discount rates ranging from 9.50% to 10.50%, taking into account its experience and professional judgment and an estimate of GBT’s weighted average cost of capital (“WACC”), and perpetuity growth rates ranging from 5.00% to 5.50%, taking into account its experience and professional judgment and the continued growth suggested by GBT’s projections. In selecting the range of perpetuity growth rates, Houlihan Lokey also considered the terminal Adjusted EBITDA multiples implied by the selected growth and discount rates as compared to the implied multiples reviewed in connection with the selected companies analysis described above. The estimate of GBT’s WACC was derived from the Capital Asset Pricing Model using a (i) risk free rate based on 20-year U.S. government bonds, (ii) a selected range of unlevered betas and debt to capitalization ratios informed by the selected companies described above, (iii) an equity risk premium and (iv) a size premium based on publicly traded companies with similar equity values to GBT. The discounted cash flow analysis indicated an implied total equity value reference range for GBT of approximately $3,345,600,000 to $5,034,400,000, as compared to the assumed aggregate value of the GBT MIP Shares and GBT MIP Options consideration, the Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares to be issued in the Business Combination of $4,027,000,000.

Other Matters

Houlihan Lokey was engaged by APSG to provide an opinion to the APSG Board as to the fairness, from a financial point of view, to APSG of the Aggregate Consideration to be issued and paid by APSG in the DeSPAC Transaction pursuant to the Business Combination Agreement. APSG engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by APSG, Houlihan Lokey became entitled to an aggregate fee of $862,500 for its services, of which $250,000 became payable to Houlihan Lokey upon its retention by APSG and the remainder of which was earned by Houlihan Lokey upon the delivery of its opinion and payable upon, among other things, the consummation of the DeSPAC Transaction. APSG has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, APSG, GBT or any other party that may be involved in the Business Combination and their respective affiliates or security holders or any currency or commodity that may be involved in the Business Combination.

Houlihan Lokey and certain of its affiliates have in the past provided financial advisory services to APSG and are currently providing investment banking, financial advisory and/or other financial or consulting services to the Apollo Group, for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, during the prior two years, (i) having acted as financial advisor to a special committee and a conflicts committee of the board of directors Athene, a member of the Apollo Group, in connection with their review of various transactions, including certain matters pertaining to Athene’s agreements and other arrangements with affiliates of Apollo as well as Athene’s announced merger transaction with Apollo, (ii) having acted as financial advisor to a group of creditors, of which one or more affiliates of the Apollo Group were members, of Edcon Holdings (Proprietary) Limited, in connection with a restructuring transaction which closed in December 2019, (iii) having acted as financial advisor to a group of senior secured noteholders, of which one or more affiliates of the Apollo Group were members, of Lecta S.A. in connection with a restructuring transaction, which closed in February 2020, (iv) having acted as financial advisor to the group of first lien lenders and DIP lenders, of which lender group certain investment funds or other entities managed and/or advised by Apollo are members, to The Hertz Corporation in connection with its chapter 11 restructuring, which was completed in June 2021, (v) having acted as financial advisor to AmeriHome Mortgage Company, LLC, then a member of the Apollo Group, in connection with its sale transaction, which closed in April 2021, (vi) having acted as financial advisor to Apollo in connection with the acquisition by certain of its affiliated funds of Employbridge, which closed in July 2021, and (vii) having acted as financial advisor to EmployBridge, a member of the Apollo Group, in connection with its acquisition of Hire Dynamics, which closed in November 2021. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to APSG, GBT, members of the Apollo Group, other participants in the Business Combination or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Apollo, other participants in the Business Combination or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Apollo Group, other participants in the Business Combination or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, APSG, GBT, members of the Apollo Group, other participants in the Business Combination or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Business Combination Agreement, dated as of December 2, 2021, by and between the Company and GBT JerseyCo Limited (annexed to the proxy statement/prospectus as Annex C), and the Business Combination contemplated by the Business Combination Agreement be confirmed, ratified and approved in all respects.”

Vote Required for Approval

This Business Combination Proposal (and consequently, the transactions contemplated by the Business Combination Agreement, including any future exchanges under the Exchange Agreement) requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of the majority of the ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.

Failure to submit a proxy or to vote in person or virtually at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other Shareholder Proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.

The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the Business Combination Proposal. For additional information, see “—The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the APSG Board

THE APSG BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE ISSUANCE PROPOSAL

In connection with entering into the Business Combination Agreement, APSG entered into the PIPE Subscription Agreements, each dated as of December 2, 2021, with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to the PIPE Investment. Of the 33.5 million shares of PIPE Securities to be issued pursuant to the PIPE Subscription Agreements, the Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of APSG and the PIPE Investors and are subject to customary closing conditions and termination rights.

We are seeking shareholder approval for the issuance of 33.5 million shares of PIPE Securities in connection with the PIPE Investment, including the 2.0 million shares of PIPE Securities being issued in the PIPE Investment to the Sponsor.

Why APSG Needs Shareholder Approval

We are seeking shareholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

Under Rule 312.03 of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (unless one or more exceptions in Rule 312.03 of NYSE Listed Company Manual apply), (a) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance or such shares have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, (b) if such issuance is to a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) and the number of shares of common stock to be issued exceeds one percent of the number of shares of common stock outstanding before the issuance, or (c) if such issuance will result in a change of control of the issuer. The maximum aggregate number of shares of Domesticated Acquiror Class A Common Stock issuable pursuant to the PIPE Subscription Agreements represents greater than 20% of the number of shares of Domesticated Acquiror Class A Common Stock outstanding before such issuance and will have voting power equal to or in excess of 20% of voting power outstanding before the issuance. In addition, because one of the PIPE Investors, the Sponsor, is a Related Party of APSG, such issuance may require shareholder approval under Rule 312.03 of the NYSE Listed Company Manual. As a result, shareholder approval of the issuance of shares of Domesticated Acquiror Class A Common Stock issuable pursuant to the PIPE Subscription Agreements is being sought under the NYSE regulations.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable NYSE listing rules, the issuance of shares of Domesticated Acquiror Class A Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements be confirmed, ratified and approved in all respects.”

Vote Required for Approval

If any of the Business Combination Proposal, the Domestication Proposal or the Amendment Proposal is not approved, the Issuance Proposal will not be presented at the Special Meeting. The approval of the Issuance Proposal for purposes of complying with the applicable listing rules of the NYSE requires an ordinary resolution under Cayman Islands law, being the majority of the votes cast by the APSG Shareholders present in person or represented by proxy at the Special Meeting.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Issuance Proposal.

The Business Combination is conditioned upon the approval of the Issuance Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Issuance Proposal will not be effected.

The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the Issuance Proposal. For additional information, see “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the APSG Board

THE APSG BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

THE EQUITY INCENTIVE PLAN PROPOSAL

The APSG Board has approved the 2022 Plan, effective as of the effective time, subject to approval of the Acquiror Cayman Shareholders. Assuming a Quorum is present, APSG may approve the 2022 Plan only if it is approved by the affirmative vote of a majority of the votes cast by holders of outstanding Acquiror Cayman Shares, voting together as a single class, present in person virtually or represented by proxy and entitled to vote thereon at the Special Meeting. We are seeking shareholder approval of the 2022 Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the NYSE listing rules.

The APSG Board believes that the approval of the 2022 Plan by the shareholders will benefit the compensation structure and strategy of PubCo. PubCo’s ability to attract, retain and motivate top quality management, employees, partners, consultants, advisors and non-employee directors is material to its success, and the APSG Board has concluded that this would be enhanced by the ability to make grants under the 2022 Plan. In addition, the APSG Board believes that the interests of APSG and the APSG Shareholders will be advanced if PubCo can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in PubCo.

Set forth below is a summary of the material terms of the 2022 Plan. This summary is qualified in its entirety by reference to the complete text of the 2022 Plan, substantially in the form attached to this proxy statement/prospectus as Annex E. In the event of a conflict between the summary below and the 2022 Plan document, the terms of the 2022 Plan document will control. References in this summary to “shares” or “share” means shares of the Domesticated Acquiror Class A Common Stock. We urge the APSG Shareholders to read carefully the entire 2022 Plan before voting on this proposal.

If approved by the APSG Shareholders, the 2022 Plan will become effective upon the consummation of the Business Combination.

Summary of Material Terms of the 2022 Plan

Purpose. The purpose of the 2022 Plan is to assist PubCo and its subsidiaries in attracting and retaining valued employees, consultants and non-employee directors by offering them a greater stake in our success and a closer identity with PubCo, and to encourage ownership of its shares by such employees, consultants and non-employee directors. Below is a summary of the material terms of the 2022 Plan, and it is qualified in its entirety by the 2022 Plan document.

Eligibility. Any employee or consultant of PubCo and its subsidiaries or non-employee director of PubCo is eligible to receive awards under the 2022 Plan. As of March 15, 2022, GBT employed approximately 16,680 employees, and received services from 9 non-employee directors and 2 individual consultants.

Administration. The 2022 Plan is administered by PubCo’s compensation committee, which under the terms of the 2022 Plan is required to have at least two members, each of whom is a “non-employee director” as defined in Rule 16b-3 under the Exchange Act and the regulations issued thereunder and an “independent director” under the rules of any applicable stock exchange. The compensation committee generally has full and final authority to administer the 2022 Plan, including the discretion to: (i) select participants and determine all terms of their awards, provided that awards to non-employee members of the PubCo Board will be subject to approval and administration by the full PubCo Board; (ii) correct any defect or supply any omission or reconcile any inconsistency in the 2022 Plan and award agreements, and to adopt, amend and rescind such rules, regulations, guidelines, forms of agreements and instruments as, in its opinion, may be necessary or advisable; (iii) construe and interpret the 2022 Plan and award agreements and (iv) make all other determinations as it may deem necessary or advisable for the administration of the 2022 Plan and award agreements.

The compensation committee may delegate some or all of its authority to any of PubCo’s executive officers or any other person or persons designated by the compensation committee. However, the compensation committee may not delegate its authority to grant awards to the following persons: (i) employees subject to the requirements of Rule 16b-3 of the Exchange Act; (ii) officers or other employees who have been delegated authority under the 2022 Plan or (iii) members of the PubCo Board.

The compensation committee may adopt special rules or provisions for awards granted to employees, consultants and non-employee directors who are foreign nationals or are employed or providing services outside the United States, provided that such rules may not include any provisions that are prohibited by the terms of the 2022 Plan, as then in effect, unless the 2022 Plan could have been amended to eliminate such prohibition without further approval by PubCo’s stockholders.

Shares Available Under 2022 Plan. The total number of shares available for awards under the 2022 Plan will equal to (A) 10% of the fully diluted number of all classes of PubCo shares (including derivative securities of PubCo and securities of GBT that may become convertible into shares of PubCo) measured immediately after the Closing (post-money and post-conversion) minus (B) a number of shares of PubCo equal to the shares underlying the New GBT MIP Options measured immediately following the Closing and prior to any adjustment pursuant to the terms of the Business Combination Agreement (the "Share Reserve"). The aggregate number of shares that will be available for issuance under awards granted pursuant to the 2022 Plan will also be increased by the number of shares underlying the portion of an award granted under the Amended and Restated GBT MIP that is cancelled, terminated or forfeited or lapses after the effective date of the 2022 Plan. No more than the number of shares in the Share Reserve may be issued under the 2022 Plan pursuant to the exercise of incentive stock options. Shares issued by us in connection with the assumption or substitution of outstanding grants or under certain stockholder approved plans from an acquired company will not reduce the number of shares available for awards under the 2022 Plan. Shares underlying the portion of an award that is forfeited or otherwise terminated for any reason whatsoever, in any case, without the issuance of shares, will be added back to the number of shares available for grant under the 2022 Plan. No non-employee director may be granted awards in any one calendar year having a value (as determined by the PubCo Board using a method it deems appropriate, such as Black-Scholes) in excess of $750,000. Shares issued under the 2022 Plan may, at the election of the PubCo Board, be (i) authorized but previously unissued shares or (ii) shares previously issued and outstanding and reacquired by PubCo.

Awards - Generally. The right of a participant to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance goals as may be determined by the compensation committee. Each award, and the terms and conditions applicable thereto, will be evidenced by an award agreement. Awards generally are not transferrable, with limited exceptions for certain awards in connection with estate planning transfers. The impact of a termination of employment or service on an award generally will be set forth in the applicable award agreement (though the 2022 Plan contains certain default treatment if not addressed in the award agreement), subject to certain terminations in connection with a change in control (as described below).

Awards – Types of Awards.

●	Options. Options give a participant the right to purchase a specified number of shares from PubCo for a specified time period at a fixed exercise price. Options granted under the 2022 Plan may be either incentive stock options (“ISOs”) or nonqualified stock options; provided that, no ISOs will be granted until PubCo and its subsidiaries are eligible to grant ISOs. The price at which shares may be purchased upon exercise will be determined by the compensation committee, but will not be less than the fair market value of one share on the date of grant, or, in the case of an ISO granted to certain large stockholders, less than 110% of the fair market value of a share on the date of grant. The compensation committee may grant options that have a term of up to 10 years, or, in the case of an ISO granted to certain large stockholders, five years. The award agreement will specify the exercise price, term, vesting requirements, including any performance goals, and any other terms and conditions applicable to the granted option, including the methods of payment of the exercise price. Fair market value under the 2022 Plan is generally the closing price of PubCo’s shares on the date of determination.
●	SARs. A grant of a stock appreciation right (“SAR”) entitles a participant to receive, upon exercise of the SAR, the excess of (i) the fair market value of one share on the date of exercise, over (ii) the grant price of the SAR as determined by the compensation committee, but which may never be less than the fair market value of one share on the grant date. The compensation committee will determine and specify in each award agreement the number of SARs granted, the grant price of the SAR (which will not be less than 100% of the fair market value of a share on the date of grant), the time or times at which a SAR may be exercised in whole or in part, the method by which shares will be delivered or deemed to be delivered to a participant, the term of the SAR (which will not be greater than 10 years) and any other terms and conditions of the SAR. Unless otherwise provided in an award agreement, all SARs will be settled in shares.
●	Restricted Stock and Performance Stock. An award of restricted stock is a grant of a specified number of shares, which shares are subject to forfeiture upon the happening of certain events during a specified restriction period. Each award of restricted stock will specify the duration of the restriction period, the conditions under which the shares may be forfeited, and the amount, if any, the participant must pay to receive the shares. During the restriction period, the participant will have all of the rights of a stockholder with respect to the restricted stock, including to vote the shares of restricted stock and to receive dividends. However, dividends may, at the discretion of the compensation committee, be paid currently or subject to the same restrictions as the underlying stock (and the compensation committee may withhold cash dividends paid on restricted stock until the applicable restrictions have lapsed), provided that dividends paid on unvested restricted stock that is subject to performance goals will not be paid or released until the applicable performance goals have been achieved. Performance stock is restricted stock that becomes earned and/or vested based on the achievement of one or more performance goals.

●	RSUs and PSUs. A restricted stock unit (“RSU”) award is a grant of the right to receive a payment in shares or cash, or a combination thereof, equal to the fair market value of a share on the settlement date of the award. RSUs are solely a device for determining amounts to be paid to a participant, do not constitute shares and will not be treated as a trust fund of any kind. During the restriction period, the participant will have no rights as a stockholder with respect to any such shares underlying the RSU award. Notwithstanding the previous sentence, the compensation committee may provide in an award agreement that amounts equal to dividends declared during the restriction period on the shares covered by the award will be credited to the participant’s account and settled in shares at the same time as the RSUs to which such dividend equivalents relate. Awards of RSUs will be settled in shares, unless otherwise provided in an award agreement; provided that any fractional RSUs will be settled in cash. Provided that the restrictions, including any applicable performance goals, on such award have lapsed, the participant will receive shares covered by the award (or if such award is cash settled, cash) at the end of the restriction period (generally within 60 days thereafter). Performance stock units (“PSUs”) are RSUs that become earned and/or vested based on the achievement of one or more performance goals.
●	Other Stock-Based Awards. The compensation committee may grant, subject to applicable law, any other type of award under the 2022 Plan that is payable in, or valued in whole or in part by reference to, shares, and that is deemed by the compensation committee to be consistent with the purposes of the 2022 Plan, including, without limitation, fully vested shares and dividend equivalents.

Change in Control and Other Corporate Transactions. Unless otherwise provided in an award agreement, a change in control will not, in and of itself, accelerate the vesting, settlement, or exercisability of outstanding awards. Awards in a change in control may, without the consent of any participant, be assumed by the successor corporation or company (or one of its affiliates) or may be cancelled in exchange for a substitute award issued by the successor corporation or company (or one of its affiliates) determined by the compensation committee to preserve the rights of the participant in the cancelled award. Notwithstanding the foregoing and unless otherwise provided in an award agreement or an effective employment, consulting or similar agreement with us or a subsidiary, if (i) the successor corporation (or its direct or indirect parent) does not agree to assume an outstanding award or does not agree to substitute or replace such award with an award involving the ordinary equity securities of such successor corporation (or its direct or indirect parent) on terms and conditions necessary to preserve the rights of the applicable participant with respect to such award, (ii) PubCo’s or PubCo’s successor’s (or its direct or indirect parent’s) securities will not be publicly traded immediately following such change in control or (iii) the change in control is not approved by a majority of certain members of the PubCo Board immediately prior to such change in control, then the compensation committee, in its sole discretion, may take certain actions with respect to outstanding awards, such as accelerating vesting, settling awards, cashing out awards and taking such other actions as the compensation committee deems appropriate. If the compensation committee exercises its discretion to vest or settle outstanding awards, all applicable performance goals will be deemed satisfied based on actual performance as of the date of the change in control or, if determined by the compensation committee, prior to such change in control, at target level performance.

Unless provided otherwise in an award agreement, or as otherwise may be determined by the compensation committee prior to a change in control, in the event that awards are assumed in connection with a change in control or substituted with new awards, and a participant’s employment or other service with PubCo and its subsidiaries is terminated without cause, by the participant for good reason or as the result of the participant’s death or disability, in any case, within 18 months following certain changes in control, (i) the unvested portion of such participant’s awards will vest in full (with any applicable performance goals being deemed to have been achieved at target or, if greater, actual levels of performance), (ii) awards of options and SARs will remain exercisable by the participant or the participant’s beneficiary or legal representative, as the case may be, for a period of one year (but not beyond the stated term of the option or SAR), (iii) all RSUs and PSUs generally will be settled within 30 days after such termination and (iv) all other stock-based awards generally will be settled within 30 days after such termination.

In the event of certain corporate events, such as a recapitalization, share split or extraordinary cash distributions, in any case, that occurs on or after the date the 2022 Plan is approved by the PubCo Board, the compensation committee will make equitable adjustments in (i) the number and/or kind of shares which may thereafter be issued in connection with awards, (ii) the number and kind of shares issuable in respect of outstanding awards, (iii) the aggregate number and kind of shares available under the 2022 Plan and certain specific share limitations and (iv) the exercise or grant price relating to any award, or, if deemed appropriate, the compensation committee may also make provision for a cash payment with respect to any outstanding award. In addition, the compensation committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards, including any performance goals, in recognition of unusual or nonrecurring events affecting PubCo or its subsidiaries or in response to changes in applicable laws, regulations or accounting principles.

Clawback and Recoupment. Any award granted under the 2022 Plan (and all shares acquired thereunder) will be subject to mandatory repayment and clawback pursuant to the terms of PubCo’s corporate governance guidelines, as in effect from time to time, and as may otherwise be required by any federal or state laws or listing requirements of any applicable securities exchange. Additional recoupment and clawback policies may be provided in an award agreement, and may be enacted after the grant date of the applicable award.

Share Ownership. All awards granted under the 2022 Plan (and all shares acquired thereunder) will be subject to the holding periods set forth in PubCo stock ownership guidelines, as in effect from time to time.

Amendment and Termination. The PubCo Board has the power to amend, alter, suspend, discontinue or terminate the 2022 Plan, provided that, except for adjustments upon certain changes to the corporate structure of PubCo affecting the shares (as described above), the PubCo Board must obtain stockholder approval for actions which would: (i) increase the number of shares subject to the 2022 Plan; or (ii) require stockholder approval under any applicable federal, state or foreign law or regulation or the rules of any stock exchange or automated quotation system on which the shares may then be listed or quoted. Without the consent of an affected participant, no amendment, alteration, suspension, discontinuation, or termination of the 2022 Plan may materially and adversely affect the rights of the participant under any outstanding award unless such amendment, alteration, suspension, discontinuation or termination is required by law or the rules of any applicable securities exchange. No award of options or SARs may be repriced, replaced or regranted through cancellation, nor may any underwater option or underwater SAR be repurchased for cash, without the approval of PubCo’s stockholders.

The compensation committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award and any award agreement relating thereto without the consent of any affected participant, provided, that no such amendment, alteration, suspension, discontinuation or termination that adversely affects the rights of a participant will be effective without such participant’s consent unless such amendment, alteration, suspension, discontinuation or termination is required by law or the rules of any applicable securities exchange.

Unless earlier terminated, the 2022 Plan will terminate with respect to the grant of new awards on the earlier of the 10-year anniversary of the date the 2022 Plan was approved by the Acquiror Cayman Shareholders or the 10-year anniversary of the date the 2022 Plan was approved by the APSG Board.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a summary of certain federal income tax considerations that may be relevant to participants in the 2022 Plan. The discussion is for general informational purposes only and does not purport to address specific federal income tax considerations that might apply to a participant based on his or her particular circumstances, nor does it address state, local or foreign income tax or other tax considerations that may be relevant to a participant.

PARTICIPANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL INCOME TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE 2022 PLAN, AS WELL AS WITH RESPECT TO ANY APPLICABLE STATE, LOCAL OR FOREIGN INCOME TAX OR OTHER TAX CONSIDERATIONS.

ISOs. No ISOs will be granted under the 2022 Plan until PubCo and its subsidiaries are eligible to grant ISOs. Upon the grant of an ISO, the option holder will not recognize any income. In addition, no income for regular income tax purposes will be recognized by an option holder upon the exercise of an ISO if the requirements of the 2022 Plan and the Code are satisfied, including the requirement that the option holder remain employed by PubCo or a qualifying subsidiary during the period beginning on the date of grant and ending on the day three months (or, in the case of the option holder’s disability, one year) before the date the option is exercised. If an option holder has not remained an employee of PubCo or a qualifying subsidiary during the period beginning on the date of grant of an ISO and ending on the day three months (or one year in the case of the option holder’s disability) before the date the option is exercised, the exercise of such option will be treated as the exercise of a non-qualified stock option and will have the tax consequences described below in the section entitled “Non-Qualified Stock Options.”

The federal income tax consequences of a subsequent disposition of the shares acquired pursuant to the exercise of an ISO depends upon when the disposition of such shares occurs and the type of such disposition.

If the disposition of such shares occurs more than two years after the date of grant of the ISO and more than one year after the date of exercise, any gain or loss recognized upon such disposition will be long-term capital gain or loss and PubCo or a subsidiary, as applicable, will not be entitled to any income tax deduction with respect to such ISO.

If the disposition of such shares occurs within two years after the date of grant of the ISO or within one year after the date of exercise (a “disqualifying disposition”), the excess, if any, of the amount realized over the option price will be treated as taxable income to the option holder and, subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will be entitled to a deduction equal to the amount of ordinary income recognized by the option holder on such disposition. The amount of ordinary income recognized by the option holder in a disqualifying disposition (and the corresponding deduction to PubCo or a subsidiary, as applicable) is limited to the lesser of the gain on such sale and the difference between the fair market value of the shares on the date of exercise and the option price. Any gain realized in excess of this amount will be treated as short-term or long-term capital gain (depending upon whether the shares have been held for more than one year). If the option price exceeds the amount realized upon such a disposition, the difference will be short-term or long-term capital loss (depending upon whether the shares have been held for more than one year).

If a participant is subject to the Alternative Minimum Tax (“AMT”), the tax consequences to the participant may differ from those described above. Under the AMT, a taxpayer will be required to pay an alternative minimum tax if the taxpayer’s “tentative minimum tax” (as defined in Section 55 of the Code) exceeds his or her regular tax for the year in question. For purposes of calculating the AMT, upon the exercise of an ISO, a taxpayer is required to include in his “alternative minimum taxable income” (as defined in Section 55 of the Code) for the taxable year in which such exercise occurs an amount equal to the amount of income the taxpayer would have recognized if the option had not been an ISO (i.e., the difference between the fair market value of the shares on the date of exercise and the option price). As a result, unless the shares acquired upon the exercise of the ISO are disposed of in a taxable transaction in the same year in which such option is exercised, the option holder may incur AMT as a result of the exercise of an ISO.

Except as provided in the paragraph immediately below, if an option holder elects to tender shares in partial or full payment of the option price for shares to be acquired upon the exercise of an ISO, the option holder will not recognize any gain or loss on such tendered shares. No income will be recognized by the option holder with respect to the shares received by the option holder upon the exercise of the ISO if the requirements of the 2022 Plan and the Code described above are met. The number of shares received equal to the number of shares surrendered will have a tax basis equal to the tax basis of the surrendered shares. Shares received in excess of the number of shares surrendered will have a tax basis of zero. The holding period of the shares received equal to the number of shares tendered will be the same as such tendered shares’ holding period, and the holding period for the excess shares received will begin on the date of exercise. Solely for purposes of determining whether a disqualifying disposition has occurred with respect to such shares received upon the exercise of the ISO, all shares are deemed to have a holding period beginning on the date of exercise.

If an option holder tenders shares that were previously acquired upon the exercise of an ISO in partial or full payment of the option price for shares to be acquired upon the exercise of another ISO, and such exercise occurs within two years after the date of grant of such first (1st) ISO or within one year after such shares were transferred to the option holder, the tender of such shares will be a disqualifying disposition with the tax consequences described above regarding disqualifying dispositions. The shares acquired upon such exercise will be treated as shares acquired upon the exercise of an ISO.

Non-Qualified Stock Options. An option holder will not recognize taxable income, and PubCo or a subsidiary, as applicable, is not entitled to a deduction, when a non-qualified stock option is granted. Upon the exercise of a non-qualified stock option, an option holder will recognize compensation taxable as ordinary income equal to the excess of the fair market value of the shares received over the option price of the non-qualified stock option and, subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will be entitled to a corresponding deduction. An option holder’s tax basis in the shares received upon the exercise of a non-qualified stock option will be equal to the fair market value of such shares on the exercise date, and the option holder’s holding period for such shares will begin at that time. Upon the subsequent sale of the shares received in exercise of a non-qualified stock option, the option holder will recognize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year. The amount of such gain or loss will be equal to the difference between the amount realized in connection with the sale of the shares and the option holder’s tax basis in such shares.

If a non-qualified stock option is exercised in whole or in part with shares held by the option holder, the option holder will not recognize any gain or loss on such tendered shares. The number of shares received by the option holder upon such an exchange that are equal in number to the number of tendered shares will retain the tax basis and the holding period of the tendered shares for capital gain purposes. The shares received by the option holder in excess of the number of shares used to pay the exercise price of the option will have a basis equal to the fair market value on the date of exercise and their holding period will begin on such date. However, if the shares tendered to pay the exercise price of a non-qualified option were acquired upon the exercise of an ISO, such tendering may be a “disqualifying disposition” (as described above), and will be treated as described above.

Restricted Stock. Restricted stock may be considered subject to a substantial risk of forfeiture for federal income tax purposes. If a participant who receives such restricted stock does not make the election described below, the participant does not recognize any taxable income upon the receipt of restricted stock and PubCo or a subsidiary, as applicable, is not entitled to a deduction at such time. When the forfeiture restrictions with respect to the restricted stock lapse, the participant will recognize compensation taxable as ordinary income equal to the fair market value of the shares at that time, less any amount paid for the shares and, subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will be entitled to a corresponding deduction. A participant’s tax basis in restricted stock will be equal to the fair market value of such restricted stock when the forfeiture restrictions lapse, and the participant’s holding period for the shares will begin on such date. Upon a subsequent sale of the shares, the participant will recognize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year at the time of sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the participant’s hands.

Participants receiving restricted stock may make an election under Section 83(b) of the Code to recognize compensation taxable as ordinary income with respect to the shares when such shares are received rather than at the time the forfeiture restrictions lapse. The amount of such compensation income will be equal to the fair market value of the shares when the participant receives them (valued without taking into account restrictions other than restrictions that by their terms will never lapse), less any amount paid for the shares. Subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will be entitled to a corresponding deduction at that time. By making a Section 83(b) election, the participant will recognize no additional ordinary compensation income with respect to the shares when the forfeiture restrictions lapse, and will instead recognize short-term or long-term capital gain or loss with respect to the shares when they are sold, depending upon whether the shares have been held for more than one year at the time of sale. The participant’s tax basis in the shares with respect to which a Section 83(b) election is made will be equal to their fair market value when received by the participant, and the participant’s holding period for such shares will begin at that time. If the shares are subsequently forfeited, the participant will not be entitled to a deduction as a result of such forfeiture, but will be entitled to claim a short-term or long-term capital loss (depending upon whether the shares have been held for more than one year at the time of forfeiture) with respect to the shares to the extent of the consideration paid by the participant for such shares.

Generally, during the restriction period, dividends and distributions paid with respect to restricted stock will be treated as compensation taxable as ordinary income (not dividend income) received by the participant and, subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will receive a corresponding deduction. Dividend payments received with respect to shares of restricted stock for which a Section 83(b) election has been made or which are paid after the restriction period lapses generally will be treated and taxed as dividend income.

Restricted stock that is fully vested on grant will generally have the same tax treatment as the restricted stock award with respect to which a Section 83(b) election is made.

The federal tax treatment of performance stock is the same as restricted stock.

SARs. A participant will recognize no taxable income, and PubCo or a subsidiary, as applicable, is not entitled to a deduction, when an SAR is granted. Upon exercise or settlement of an SAR, a participant will recognize compensation taxable as ordinary income in an amount equal to the cash or the fair market value of the shares received and, subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will be entitled to a corresponding deduction. A participant’s tax basis in shares received upon the exercise of an SAR will be equal to the fair market value of such shares on the exercise date, and the participant’s holding period for such shares will begin at that time. Upon the sale of shares received in exercise of an SAR, the participant will recognize short-term or long-term capital gain or loss, depending on whether the shares have been held for more than one year. The amount of such gain or loss will be equal to the difference between the amount realized in connection with the sale of the shares and the participant’s tax basis in such shares.

RSUs. A participant will recognize no taxable income when RSUs are granted, and PubCo or a subsidiary, as applicable, is not entitled to a deduction upon such grant. When the award is settled and the participant receives cash or shares, the participant will recognize compensation taxable as ordinary income equal to the amount of cash received or the fair market value of the shares at that time (as applicable) and, subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will be entitled to a corresponding deduction. A participant’s tax basis in shares received at the end of a restriction period will be equal to the fair market value of such shares when the participant receives them, and the participant’s holding period will begin on such date. Upon the sale of such shares, the participant will recognize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year at the time of sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the participant’s hands. Dividend equivalents will be taxable to participants upon distribution as compensation, and accordingly, the participant will recognize ordinary income (not dividend income) in such amount and, subject to Section 162(m) of the Code, PubCo or a subsidiary, as applicable, will receive a corresponding deduction. In addition, as discussed below, RSUs may be considered deferred compensation that must comply with the requirements of Section 409A of the Code in order to avoid early income inclusion and tax penalties. The federal tax treatment of performance stock units is the same as RSUs.

Other Stock-Based Awards. The tax treatment of other stock-based awards, as well as any shares received in connection with other stock-based awards, generally will be the same as set forth above with respect to the most comparable type of award (e.g., other stock-based awards that are in the form of deferred stock or other instruments where the award is not settled until some future date after grant will be taxed similar to RSUs, and other stock-based awards that result in the immediate issuance of shares will be taxed similar to restricted stock).

Withholding. Participants will be responsible for making appropriate provision for all taxes required to be withheld in connection with any awards, vesting, exercises and transfers of shares pursuant to the 2022 Plan. This includes responsibility for all applicable federal, state, local and foreign withholding taxes. In the case of the payment of awards in shares or the exercise of options or SARs, if a participant fails to make such provision, PubCo and its subsidiaries may, in their discretion, withhold from the payment that number of shares (or that amount of cash, in the case of a cash payment) which has a fair market value equal to the participant’s tax obligation. Under the 2022 Plan, certain participants have the right to require PubCo or its subsidiaries to use shares otherwise to be received from an award to satisfy withholding taxes.

Million Dollar Deduction Limit. Under Section 162(m) of the Code, PubCo or a subsidiary, as applicable, generally may not deduct remuneration paid to the chief executive officer and the chief financial officer of PubCo and the three next highest paid executive officers other than the chief executive officer and the chief financial officer (as disclosed in PubCo’s proxy statement), or any other individual who was a “covered employee” (within the meaning of Section 162(m) of the Code) for any taxable year beginning after December 31, 2016, to the extent that such remuneration exceeds $1 million.

Nonqualified Deferred Compensation. Section 409A of the Code contains certain restrictions on the ability to defer receipt of compensation to future tax years. Any award that provides for the deferral of compensation, such as RSUs, that are settled more than two and one-half (2.5) months after the end of the year in which they vest, must comply with Section 409A of the Code. If the requirements of Section 409A of the Code are not met, all amounts deferred under the 2022 Plan during the taxable year and all prior taxable years (to the extent not already included in gross income) will be included in the participant’s taxable income in the later of the year in which such violation occurs or the year in which such amounts are no longer subject to a substantial risk of forfeiture, even if such amounts have not been actually received. In addition, such violation will result in an additional tax to the participant of 20% of the deferred amount plus applicable interest computed from the date the award was earned, or if later, the date on which it vested.

Excess Parachute Payments. If the vesting and/or payment of an award made to a “disqualified individual” (as defined in Section 280G of the Code) occurs in connection with a change in control of PubCo, such vesting and/or payment, either alone or when combined with other compensation payments which such disqualified individual is entitled to receive, may result in an “excess parachute payment” (as defined in Section 280G of the Code). Section 4999 of the Code generally imposes a 20% excise tax on the amount of any such “excess parachute payment” received by such “disqualified individual” and Section 280G of the Code would prevent PubCo or a subsidiary or affiliate, as applicable, from deducting such “excess parachute payment.”

New Plan Benefits

Because grants of awards will be made from time to time by the compensation committee to those persons whom the compensation committee determines in its discretion should receive grants of awards, the benefits and amounts that may be received in the future by persons eligible to participate in the 2022 Plan are not presently determinable.

Registration with the SEC

If the 2022 Plan is approved by the APSG Shareholders and becomes effective, PubCo intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2022 Plan as soon as reasonably practicable after PubCo becomes eligible to use such form.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of the Global Business Travel Group, Inc. 2022 Equity Incentive Plan (annexed to the proxy statement/prospectus as Annex E) be approved and adopted in all respects.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the majority of the votes cast by the Acquiror Cayman Shareholders present in person or represented by proxy at the Special Meeting.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Equity Incentive Plan Proposal.

The Business Combination is conditioned upon the approval of the Equity Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the Equity Incentive Plan Proposal. For additional information, see “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the APSG Board

THE APSG BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

THE ESPP PROPOSAL

Overview

APSG is asking the APSG Shareholders to approve by ordinary resolution and adopt the ESPP and the material terms thereunder. The APSG Board has approved the ESPP, prior to the Special Meeting, subject to approval of the Acquiror Cayman Shareholders. Assuming a Quorum is present, APSG may approve the ESPP (effective as of the date adopted by the APSG Board) only if it is approved by the affirmative vote of a majority of the votes cast by the Acquiror Cayman Shareholders, voting together as a single class, present in person virtually or represented by proxy and entitled to vote thereon at the Special Meeting.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex F.

The ESPP

The purpose of the ESPP is to provide eligible employees the opportunity to increase their proprietary interest in PubCo. Below is a summary of the material terms of the ESPP, and it is qualified in its entirety by the ESPP plan document. In the event of a conflict between the summary below and the ESPP plan document, the terms of the ESPP plan document will control. References in this summary to “shares” or “share” means shares of the Domesticated Acquiror Class A Common Stock. The APSG Board believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help it meet its goals.

Administration; Operation. The PubCo Board will delegate the authority to administer the ESPP to PubCo’s compensation committee, which has the right and power to interpret the provisions of the ESPP and to make all determinations deemed necessary or advisable for the administration of the ESPP. PubCo’s compensation committee may also delegate some or all of its authority under the ESPP. The ESPP is implemented through a series of offerings to eligible employees. Under the ESPP, PubCo may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering (it is expected that each calendar year will consist of two offering periods, one commencing on January 1 and ending on June 30 and one commencing on July 1 and ending on December 31, though the compensation committee may elect to operate the ESPP differently). At the end of an offering period, shares will be purchased for employees participating in the offering period using their contributions to the ESPP for that offering period. An offering period may be terminated under certain circumstances. PubCo Board and/or PubCo’s compensation committee may adopt procedures and sub-plans to the ESPP that are necessary or appropriate to permit or facilitate participation in the ESPP by eligible employees who are employed or located in a jurisdiction other than the United States or to generally operate the ESPP in jurisdictions outside the United States. The ESPP offers the Company the ability to implement offerings that are both intended to be compliant with, and not intended to be compliant with, Section 423 of the Code, provided that until PubCo and its subsidiaries are eligible to offer a tax-qualified employee stock purchase plan, all offerings under the ESPP are expected to be made under the non-423 compliant component of the ESPP.

Eligibility. Generally, all of PubCo’s employees and all of the employees of PubCo’s participating subsidiaries, in each case, who do not own 5% or more of the total combined voting power or value of all of PubCo’s, PubCo’s parent’s or any of PubCo’s subsidiaries’ classes of stock (determined using certain attribution rules) are eligible to participate in the ESPP. However, employees who are residents or citizens of a country other than the United States may be excluded if their participation is prohibited by law or compliance with the laws of their home country would jeopardize an offering’s qualification under applicable tax law. Additionally, the compensation committee may decide to exclude certain part-time, seasonal, highly compensated and/or newly hired employees.

Participation. Eligible employees may elect to contribute, normally through payroll deductions, at least 1% and up to 15% of their compensation (which is generally limited to just base salary and hourly wages) for the purchase of shares under the ESPP with respect to an offering period, with contributions being a whole percentage of compensation. Participants generally may not change the rate of their contributions during an offering period unless the participant is withdrawing from the ESPP or discontinuing his or her contributions for that offering period in their entirety. Generally, a participant who has discontinued employee contributions may not resume contributions until the next offering period, but previously made contributions will remain in the ESPP. A participant who has withdrawn from participation in the ESPP will receive a refund of his or her contributions, without interest. Generally, a termination of employment will be treated as a withdrawal from the ESPP. Rights under the ESPP are not transferrable.

Purchasing of Shares. At the end of an offering period, each participant’s contributions to the ESPP will be used to purchase a whole number of shares, with the purchase price per share between 85% to 100% of the fair market value of a share on the last date of the offering period as determined by PubCo’s compensation committee; provided that, the compensation committee may set a purchase price per share between 85% to 100% of the fair market value of a share on the first (1st) day of the offering period. Any fractional share that otherwise would be purchased will be rounded down to the next lower whole share, with the funds associated with the fractional share to be carried over to the next offering period. Notwithstanding the above, participants may not purchase more than 10,000 shares during any offering period (subject to adjustment by the compensation committee), nor may any participant purchase shares under the ESPP and all other qualified employee stock purchase plans of PubCo or any parent or subsidiary of PubCo at a rate that exceeds $25,000 in fair market value of the shares (determined at the time the option is granted) for each calendar year in which any option granted to the participant is outstanding at any time. Fair market value under the ESPP is generally the closing price of PubCo’s shares on the date of determination.

Share Reserve. The aggregate number of shares available for purchase under the ESPP will equal to 2% of the fully diluted number of shares of all classes of PubCo (including derivative securities of PubCo and securities of GBT that may become convertible into shares of PubCo) measured immediately after the Closing, post-money and post-conversion (the “ESPP Cap”), and on January 1 of each year during which the ESPP is in effect, commencing on January 1, 2023, the number of shares available for purchase under the ESPP will be automatically increased by the lesser of (x) the ESPP Cap, (y) 1% of the number of shares of all common stock outstanding as of the immediately preceding December 31 (calculated on a fully diluted basis, including derivative securities of PubCo and securities of GBT that may become convertible for equity securities of PubCo), and (z) such lesser number of shares as the PubCo Board may determine, in each case, subject to equitable adjustment to reflect certain corporate events. Shares issued under the ESPP may be shares already outstanding or newly issued or treasury shares. Notwithstanding the foregoing or anything contained in the ESPP to the contrary, not more than 12% of the fully diluted number of shares of all classes of PubCo (including derivative securities of PubCo and securities of GBT that may become convertible into shares of PubCo), measured immediately after the Closing (post-money and post-conversion) may be issued under the portion of the ESPP that is intended to be qualified under Section 423 of the Code, and not more than 12% of the fully diluted number of shares of all classes of PubCo (including derivative securities of PubCo and securities of GBT that may become convertible into shares of PubCo), measured immediately after the Closing (post-money and post-conversion) may be issued under the portion of the ESPP that is not intended to be qualified under Section 423 of the Code.

Changes to Capital Structure; Change in Control. In the event that a change in PubCo’s capital structure occurs due to certain events that occur on or after the date the ESPP is approved by the PubCo Board, then the compensation committee will make appropriate adjustments to (i) the aggregate number of shares reserved under the ESPP, (ii) the number of shares subject to, and purchase price of, all outstanding purchase rights and (iii) the maximum number of shares each participant may purchase in an offering period. In addition, in the event of a change in control, the ESPP will terminate and shares will be purchased in accordance with the ESPP as if the offering period ended on the day immediately preceding the change in control, unless the ESPP is assumed in the change in control. The compensation committee may take certain actions in anticipation of a change in control, including terminating the ESPP and preventing participants from continuing their contributions to the ESPP.

Plan Amendments, Termination. The PubCo Board has the authority to amend, suspend or terminate the ESPP, and to shorten an offering period (and refund contributions in the event of such shortening, suspension or termination), at any time and without notice, provided, however, that any increase in the aggregate number of shares to be issued under the ESPP will be subject to approval by PubCo’s stockholders. PubCo also will obtain stockholder approval of any amendment to the ESPP as required by applicable law, rule or regulation. No amendment, termination or suspension of the ESPP will require the consent of any participant unless otherwise required by applicable law or listing requirements. The ESPP will terminate on the earliest to occur of (i) a termination of the ESPP by the PubCo Board and (ii) the tenth anniversary of the date the ESPP is approved by the APSG Board, and (iii) the tenth (10th) anniversary of the date the ESPP is approved by the Acquiror Cayman Shareholders.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a summary of certain federal income tax considerations that may be relevant to participants in the ESPP. The discussion is for general informational purposes only and does not purport to address specific federal income tax considerations that might apply to a participant based on his or her particular circumstances, nor does it address state, local or foreign income tax or other tax considerations that may be relevant to a participant.

PARTICIPANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL INCOME TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE ESPP, AS WELL AS WITH RESPECT TO ANY APPLICABLE STATE, LOCAL OR FOREIGN INCOME TAX OR OTHER TAX CONSIDERATIONS.

The ESPP is intended to be administered as an employee stock purchase plan that is not intended to qualify under Section 423 of the Code (the “Non-Qualified Component”), provided, that the ESPP includes a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code (the “Qualified Component”) and that may be utilized at such time as PubCo and its subsidiaries are eligible to offer a tax-qualified employee stock purchase plan to eligible employees.

Qualified Component. Under the Code, no taxable income is generally recognized by a participant either as of the grant date or as of the purchase date. Depending upon the length of time the acquired shares are held by the participant, the federal income tax consequences will vary. If the shares are held for a period of two years or more from the grant date and for at least one year from the purchase date (the “required period”), and are sold at a price in excess of the purchase price paid by the participant for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the grant date exceeded the purchase price or (2) the amount by which the fair market value of the shares at the time of their sale exceeded the purchase price. Any portion of the gain not taxed as ordinary income will be treated as long term capital gain. If the shares are held for the required period and are sold at a price less than the purchase price paid by the participant for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. PubCo and its subsidiaries will not be entitled to any deduction for federal income tax purposes for shares held for the required period that are subsequently sold by the participant, whether at a gain or loss.

If a participant disposes of shares before the end of the required period (a “disqualifying disposition”), the participant will recognize ordinary income in an amount equal to the difference between the fair market value of the shares on the first (1st) day of the offering period and the purchase price that would be paid by the participant for the shares if the purchase price was calculated based on the fair market value of the shares on the first (1st) day of the offering period. The participant’s tax basis in the shares so acquired will be increased by the amount of ordinary income recognized by the participant as the result of the disqualifying disposition. Any additional gain recognized by the participant in the disqualifying disposition will be a capital gain (long-term or short-term, depending on the holding period). Alternatively, if a participant makes a disqualifying disposition at a price less than the fair market value of the shares on the purchase date, the participant will recognize a capital loss in an amount equal to the difference between the fair market value of the shares on the purchase date and the selling price of the shares. PubCo and its subsidiaries will not receive a deduction for federal income tax purposes with respect to any amount recognized by a participant who makes a disqualifying disposition. Generally, a participant is treated as disposing of shares upon his or her death for purposes of determining whether a disqualifying disposition occurred.

Non-Qualified Component. With respect to the Non-Qualified Component, a participant recognizes ordinary income equal to the difference between the fair market value of the shares acquired on the date of acquisition and the amount paid for such shares, and subject to Section 162(m) of the Code, PubCo or a subsidiary is entitled to a corresponding deduction for federal income tax purposes. The participant’s holding period in such shares begins on the date of such acquisition, and the participant’s tax basis in such shares will equal the fair market value of such shares on the date of such acquisition. Any gain or less recognized on a subsequent sale of such shares will be short-term or long-term, depending on the holding period of such shares.

New Plan Benefits

It is not currently possible to determine the dollar value and number of any additional plan benefits which will be received under the ESPP because participation in the ESPP and the rate of withholding is voluntary and determined by each eligible person in his or her sole discretion.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of Global Business Travel Group, Inc. Employee Stock Purchase Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the ESPP Proposal will not be presented at the Special Meeting. The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the majority of the votes cast by the Acquiror Cayman Shareholders present in person or represented by proxy at the Special Meeting.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the ESPP Proposal.

The Business Combination is conditioned upon the approval of the ESPP Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the ESPP Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the ESPP Proposal. For additional information, see “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of APSG’s Board

THE BOARD OF DIRECTORS OF APOLLO STRATEGIC GROWTH CAPITAL UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if put and adopted, will allow the APSG Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the proxies held at the time of the Special Meeting, the APSG Board considers that there are not sufficient votes to approve the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal, the Issuance Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal. In no event will the APSG Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under our Existing Organizational Documents and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the APSG Shareholders, the APSG Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Domestication Proposal, the Amendment Proposal, the Business Combination Proposal, the Issuance Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by October 6, 2022 (or by January 6, 2023 if APSG has executed a letter of intent, agreement in principle or definitive agreement for APSG’s initial business combination by October 6, 2022) (unless such date is extended in accordance with the Existing Organizational Documents), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the general meeting to a later date or dates to be determined by the chairman of the general meeting, if necessary, to permit further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the majority of the votes cast by the APSG Shareholders present in person or represented by proxy at the Special Meeting.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal. The Sponsor and Insiders have agreed to vote the Acquiror Cayman Shares owned by them in favor of the Adjournment Proposal. For additional information, see “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the APSG Board

THE APSG BOARD UNANIMOUSLY RECOMMENDS THAT, IF PUT, ITS SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a discussion of U.S. federal income tax considerations of the Domestication, an exercise of redemption rights and the Business Combination generally applicable to holders of Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company and PubCo common stock or warrants, and with respect to non-U.S. holders (as defined below) the ownership and disposition of PubCo common stock and warrants after the Domestication and Business Combination. This section applies only to holders that hold their Acquiror Cayman Shares and warrants, common stock and warrants of the post-Domestication company or PubCo common stock and warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the Sponsor or their affiliates, representatives, employees or other stakeholders.

This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

●	financial institutions;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	dealers or traders subject to a mark-to-market method of tax accounting with respect to Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company or PubCo common stock or warrants;
●	persons holding Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company or PubCo common stock or warrants as part of a “straddle,” hedge, integrated transaction or similar transaction, or persons deemed to sell the Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company or PubCo common stock or warrants under constructive sale provisions of the Code;
●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
●	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;
●	holders who are controlled foreign corporations or PFICs;
●	regulated investment companies;
●	real estate investment trusts;
●	persons who acquired Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company or PubCo common stock or warrants through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
●	U.S. holders owning (actually or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of, or 10% or more of the total value of all classes of shares of, APSG or PubCo;
●	U.S. holders that hold their Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company and PubCo common stock or warrants through a non-U.S. broker or other
●	non-U.S. intermediary;
●	persons who are, or may become, subject to the expatriation provisions of the Code;
●	persons that are subject to “applicable financial statement rules” under Section 451(b) of the Code; or
●	tax-exempt entities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein (possibly with retroactive effect).

This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or foreign taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences, the alternative minimum tax or the Medicare tax on investment income). Each of the foregoing is subject to change, possibly with retroactive effect. You should consult your tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service regarding the Domestication, an exercise of redemption rights, the Business Combination, or any other matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

Because APSG units (each unit consisting of one Acquiror Cayman Class A Ordinary Share and one-third of one APSG warrant) can be separated into their component parts at the option of the holder, a beneficial owner of an APSG public unit should be treated as the owner of the underlying APSG securities for U.S. federal income tax purposes. The discussion below with respect to APSG securities should also apply to holders of APSG public units (as the deemed owner of the underlying APSG securities). References in this discussion to “ordinary shares” refers to Acquiror Cayman Class A Ordinary Shares and references in this discussion to “common stock” refers to common stock of the post-Domestication company or PubCo common stock, as the context may require, and references to “warrants” refer to APSG warrants, warrants of the post-Domestication company or PubCo warrants, as the context may require.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company or PubCo common stock or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company or PubCo common stock or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication, an exercise of redemption rights and the Business Combination to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Acquiror Cayman Shares or warrants, common stock or warrants of the post-Domestication company or PubCo common stock or warrants who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes;
●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes.

Consequences of the Domestication to U.S. Holders —F Reorganization

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the Domestication, APSG will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and, after the Domestication will change its name to Global Business Travel Group, Inc.

Based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion filed as Exhibit 8.1 to this proxy statement/prospectus, it is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP that the Domestication should qualify as an F Reorganization for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as APSG, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. The remainder of this discussion assumes the Domestication so qualifies. Assuming the Domestication so qualifies, U.S. holders generally will not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “—Effect of Section 367 of the Code to U.S. Holders” and “—PFIC Considerations”, and the Domestication will be treated for U.S. federal income tax purposes as if APSG (i) transferred all of its assets and liabilities to the post-Domestication company in exchange for all of the outstanding common stock and warrants of the post-Domestication company; and (ii) then distributed the common stock and warrants of the post-Domestication company to the shareholders and warrant holders of APSG in liquidation of APSG. The taxable year of APSG will be deemed to end on the date of the Domestication.

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of common stock or a warrant received by a U.S. holder in the Domestication will equal the U.S. holder’s adjusted tax basis in the APSG ordinary share or warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of common stock or a warrant received by a U.S. holder will include such U.S. holder’s holding period for the APSG ordinary share or warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, a U.S. holder generally would recognize gain or loss with respect to its Acquiror Cayman Shares and warrants in an amount equal to the difference between the fair market value of common stock and warrants received in the Domestication and the U.S. holder’s adjusted tax basis in its Acquiror Cayman Shares and warrants surrendered in the Domestication. In such event, such U.S. holder’s basis in common stock and warrants would be equal to their fair market value on the date of the Domestication, and such U.S. holder’s holding period for common stock and warrants would begin on the day following the date of the Domestication. Shareholders who hold different blocks of Acquiror Cayman Shares and warrants (generally, ordinary shares and warrants of APSG purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the Domestication will occur prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. holders considering exercising redemption rights are urged to consult with their tax advisors with respect to the potential tax consequences of the Domestication and an exercise of redemption rights to them.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POTENTIAL TAX CONSEQUENCES OF THE DOMESTICATION AND AN EXERCISE OF REDEMPTION RIGHTS TO THEM.

Effect of Section 367 of the Code to U.S. Holders

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code generally will apply to U.S. holders that exchange Acquiror Cayman Shares for common stock as part of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

U.S. Holders That Own Less Than 10 Percent of APSG

A U.S. holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively, including as a result of applicable attribution rules that would take into account a holder’s ownership of APSG warrants) Acquiror Cayman Shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of Acquiror Cayman Shares entitled to vote and less than 10% of the total value of all classes of Acquiror Cayman Shares will generally recognize gain (but not loss) with respect to the common stock received in the Domestication unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below. Complex attribution rules apply in determining whether a U.S. holder owns 10% or more of the total combined voting power of all classes of our ordinary shares entitled to vote or owns 10% or more of the total value of all classes of our ordinary shares. All U.S. holders are urged to consult their tax advisors with respect to those attribution rules.

Unless a U.S. holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to its Acquiror Cayman Shares exchanged for common stock pursuant to the Domestication. Any such gain would be equal to the excess of the fair market value of such common stock received over the U.S. holder’s adjusted tax basis in the Acquiror Cayman Shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and should be long-term capital gain if the U.S. holder held the Acquiror Cayman Shares for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. holder may elect to include in income the all earnings and profits amount attributable to its Acquiror Cayman Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

●	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);
●	a complete description of the Domestication;
●	a description of any stock, securities or other consideration transferred or received in the Domestication;
●	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes as income or as an adjustment to basis, earnings and profits or other tax attributes;
●	a statement that the U.S. holder is making the election that includes (A) a copy of the information that the U.S. holder received from APSG (or PubCo) establishing and substantiating the U.S. holder’s all earnings and profits amount with respect to the U.S. holder’s Acquiror Cayman Shares, and (B) a representation that the U.S. holder has notified APSG (or PubCo) that the U.S. holder is making the election; and
●	certain other information required to be furnished with the U.S. holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by the U.S. holder to its timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. holder must send notice of making the election to PubCo no later than the date such tax return is filed. In connection with this election, APSG intends to provide each U.S. holder eligible to make such an election with information regarding APSG’s earnings and profits upon request. APSG does not expect that APSG’s cumulative earnings and profits will be material at the time of domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE ELECTION DESCRIBED ABOVE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

U.S. Holders that Own Acquiror Cayman Shares with a Fair Market Value of Less Than $50,000

A U.S. holder who, at the time of the Domestication, beneficially owns (or is considered to own) Acquiror Cayman Shares with a fair market value of less than $50,000 should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DOMESTICATION TO THEM.

PFIC Considerations

In addition to Section 367(b) of the Code, the Domestication may be a taxable event to U.S. holders to the extent that Section 1291(f) of the Code applies, if APSG is or ever was a PFIC under Section 1297 of the Code.

General. A foreign corporation generally will be a PFIC for U.S. federal income tax purposes with respect to a taxable year of the foreign corporation if either:

●	at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income; or
●	at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation or partnership in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based upon the composition of its income (i.e., interest) and assets (i.e., cash), and upon a review of its financial statements, APSG believes that it is likely classified as a PFIC.

Consequences if a PFIC. If APSG is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of APSG’s ordinary shares or warrants and, in the case of ordinary shares, the U.S. holder did not make a timely qualified electing fund (“QEF”) election for APSG’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) such ordinary shares, a QEF election along with a “purging election,” or did not make a timely mark-to-market election as discussed below, then as described below, such holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. holder on the sale or other disposition of its Acquiror Cayman Shares or warrants; and (ii) any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the ordinary shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the Acquiror Cayman Shares).

Under these rules:

●	the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the Acquiror Cayman Shares or warrants;
●	the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which APSG is a PFIC, will be taxed as ordinary income;
●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

QEF Election. In general, if APSG is determined to be a PFIC, a U.S. holder may avoid the PFIC tax consequences described above in respect to its Acquiror Cayman Shares by making a timely QEF election to include in income its pro rata share of APSG’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed (unless an election is made), in each taxable year of the U.S. holder in which or with which APSG’s taxable year ends. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC

Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. However, in order to comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from APSG. Upon written request, APSG will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a QEF election, but there can be no assurance that we will timely provide such required information.

A U.S. holder may not make a QEF election with respect to its APSG warrants. As a result, if a U.S. holder of APSG warrants sells or otherwise disposes of such warrants, any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if APSG were a PFIC at any time during the period the U.S. holder held the APSG warrants.

Mark-to-Market Election. Alternatively, if a U.S. holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) Acquiror Cayman Shares and for which APSG is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its Acquiror Cayman Shares. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its Acquiror Cayman Shares at the end of its taxable year over the adjusted basis in its Acquiror Cayman Shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Acquiror Cayman Shares over the fair market value of its Acquiror Cayman Shares at the end of its taxable year (but only to the extent of the net amount of previously included income, i.e., net of mark-to-market losses, as a result of the mark-to-market election). The U.S. holder’s basis in its Acquiror Cayman Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Acquiror Cayman Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the New York Stock Exchange (on which Acquiror Cayman Shares have been listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the Acquiror Cayman Shares under their particular circumstances.

Effect of PFIC Rules on the Domestication. Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code, or the “Proposed Regulations”, were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, the Proposed Regulations may require taxable gain recognition by a U.S. holder subject to the PFIC rules with respect to its exchange of Acquiror Cayman Shares or warrants for common stock or warrants in the Domestication if APSG were classified as a PFIC at any time during such U.S. holder’s holding period in Acquiror Cayman Shares or warrants. Therefore, U.S. holders of Acquiror Cayman Shares that have not made a timely QEF election or a mark-to-market election (as described above) may, pursuant to the Proposed Regulations, be subject to taxation on the Domestication to the extent their shares have a fair market value in excess of their tax basis. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. The rules dealing with PFIC and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. holder of Acquiror Cayman Shares or warrants should consult its tax advisors concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effect to U.S. Holders of Acquiror Cayman Shares Exercising Redemption Rights

This section is addressed to U.S. holders of Acquiror Cayman Shares (which will be exchanged for common stock in the Domestication) that elect to exercise redemption rights to receive cash in exchange for Acquiror Cayman Shares and is subject in its entirety to the discussion of the Domestication, the PFIC rules and Section 367 of the Code as discussed above.

The U.S. federal income tax consequences to a U.S. holder of Acquiror Cayman Shares (which become common stock in the Domestication) that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its common stock will depend on whether the redemption qualifies as a sale of the common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. holder’s common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the common stock redeemed (which basis will depend on the treatment of the Domestication, including under Section 367 of the Code and the PFIC rules, as described above).

Whether a redemption qualifies for sale treatment will depend largely on the total amount of common stock treated as held by the U.S. holder (including any shares constructively owned by the U.S. holder as a result of owning warrants) relative to all common stock outstanding both before and after the redemption (which will include any common stock issued under the Issuance Proposal). The redemption of common stock will generally be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in the post-Domestication company or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only common stock actually owned by the U.S. holder, but also common stock constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to an exercise of any warrants by such U.S. holder.

In order to meet the substantially disproportionate test, the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of common stock must, among other requirements, be less than 80% of the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. Prior to the Business Combination, the Acquiror Cayman Shares and common stock may not be considered voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. holder’s interest if either (i) all of the common stock actually and constructively owned by such U.S. holder are redeemed or (ii) all of the common stock actually owned by such U.S. holder are redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any common stock actually and constructively owned by certain family members and such U.S. holder does not constructively own any other common stock and otherwise complies with specific conditions. The redemption of common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in the post-Domestication company. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in the post-Domestication company will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If the redemption does not qualify as a sale of the common stock redeemed, the U.S. holder will be treated as receiving a corporate distribution from the post-Domestication company. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the post-Domestication company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its other common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of these rules, any remaining tax basis of the U.S. holder in such holder’s redeemed common stock will generally be added to the U.S. holder’s adjusted tax basis in its remaining common stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other common stock constructively owned by such holder.

Because the Domestication will occur immediately prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication discussed further above.

U.S. holders who actually or constructively own five percent or more of stock (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such holders should consult with their tax advisors with respect to any applicable reporting requirements.

All U.S. holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their common stock pursuant to an exercise of redemption rights.

Tax Consequences to U.S. Holders of Common Stock and Warrants of the Business Combination

A U.S. holder that holds common stock and warrants after the Domestication should not recognize gain or loss for U.S. federal income tax purposes solely as a result of the Business Combination.

Non-U.S. Holders

The following describes U.S. federal income tax considerations relating to the ownership and disposition of PubCo common stock and warrants by a non-U.S. holder after the Domestication. A “non-U.S. holder” is a beneficial owner of PubCo common stock or warrants that is, for U.S. federal income tax purposes:

●	a non-resident alien individual;
●	a foreign corporation; or
●	an estate or trust that is not a U.S. holder.

Such term, however, generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of PubCo common stock or warrants.

Dividends

Any distribution of cash or property (or a constructive distribution) PubCo makes to a non-U.S. holder of PubCo common stock or warrants, to the extent paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividends paid or deemed paid to a non-U.S. holder in respect of PubCo common stock (or warrants) that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In satisfying the foregoing withholding obligation with respect to a distribution, the applicable withholding agent may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution PubCo projects will be a dividend, based upon a reasonable estimate of both its current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the non-U.S. holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the non-U.S. holder’s adjusted tax basis in such PubCo common stock or warrants (but not below zero) and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such PubCo common stock or warrants, which will be treated as described under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Stock and Warrants” below.

Dividends (including constructive dividends) PubCo pays to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder) generally will not be subject to the foregoing U.S. federal withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, unless an applicable income tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder. In addition, if the non-U.S. holder is a corporation, such holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Stock and Warrants

A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of PubCo common stock or warrants unless:

●	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder);
●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
●	PubCo is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period, and either (i) PubCo’s common stock has ceased to be regularly traded on an established securities market or (ii) the non-U.S. holder has owned or is deemed to have owned under constructive ownership rules, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of PubCo’s Domesticated Acquiror Class A Common Stock.

Unless an applicable tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in addition, a non-U.S. holder described in the first bullet point that is a foreign corporation will be subject to U.S. federal “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate) on such non-U.S. holder’s effectively connected earnings and profits (subject to adjustments). Any gain of a non-U.S. holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

Unless an applicable tax treaty provides otherwise, any gain described in the third bullet point above that is recognized by such non-U.S. holder on the sale, exchange or other disposition of PubCo common stock or warrants generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such PubCo common stock or warrants from a non-U.S. holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition if such stock or warrants are not treated as “regularly traded on an established securities market.” PubCo will generally be classified as a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. PubCo does not expect to be classified as a USRPHC following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether PubCo is or will be a USRPHC with respect to a non-U.S. holder following the Business Combination or at any future time.

Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to non-U.S. holders of common stock that elect to exercise redemption rights to receive cash in exchange for all or a portion of their common stock. For purposes of this discussion, a “redeeming non-U.S. holder” is a non-U.S. holder that elects to exercise redemption rights in respect of all or a portion of its common stock.

Because the Domestication will occur immediately prior to the redemption of non-U.S. holders that exercise redemption rights with respect to common stock, the U.S. federal income tax consequences to a redeeming non-U.S. holder will depend on whether the redemption qualifies as a sale of the common stock redeemed, as described above under “—U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of common stock, the U.S. federal income tax consequences to the redeeming non-U.S. holder generally will be as described above under “—Gain on Sale, Taxable Exchange or

Other Taxable Disposition of PubCo Stock and Warrants.” If such a redemption does not qualify as a sale of common stock, the redeeming non-U.S. holder generally will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “—Dividends.”

ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DOMESTICATION TO THEM.

Information Reporting and Backup Withholding

Dividend payments with respect to PubCo common stock and proceeds from the sale, exchange or redemption of PubCo common stock or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. holder generally will eliminate the requirement for information reporting (other than with respect to dividends) and backup withholding by providing certification of its non-U.S. status on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Account Tax Compliance Act

Pursuant to the Foreign Account Tax Compliance Act, set forth in Sections 1471 through 1474 of the Code, foreign financial institutions (which include hedge funds, private equity funds, mutual funds and any other investment vehicles regardless of their size) must comply with information reporting rules with respect to their U.S. account holders and investors or bear a withholding tax on certain payments made to them (including such payments made to them in their capacity as intermediaries). Generally, if a foreign financial institution or certain other foreign entity does not comply with these reporting requirements, “withholdable payments” to the noncomplying entity will be subject to a 30% withholding tax. For this purpose, withholdable payments include U.S.-source payments otherwise subject to nonresident withholding tax and, subject to the discussion of the proposed Treasury Regulations below, the entire gross proceeds from the sale of certain equity or debt instruments of U.S. issuers. This withholding tax will apply to a non-compliant foreign financial institution regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax.

Withholding under FATCA will generally apply to payments of dividends on PubCo common stock to foreign financial institutions that are not in compliance with FATCA. The U.S. Department of the Treasury released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or disposition of equity interests. In its preamble to the proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Similar withholding requirements to the foregoing apply to dividends on and, subject to the proposed regulations, gross proceeds from the sale of, PubCo common stock held by an investor that is a non-financial foreign entity unless such entity provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn be required to provide to the Secretary of the Treasury.

If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Each non-U.S. holder is urged to consult its tax advisor regarding these rules and whether they may be relevant to such non-U.S. holder’s ownership and disposition of PubCo common stock and warrants.

Foreign entities located in jurisdictions that have entered into intergovernmental agreements with the United States in connection with FATCA may be subject to different rules.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

APSG is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical balance sheets of APSG and GBT on a pro forma basis as if the Business Combination, and related transactions, summarized below, had been consummated on December 31, 2021. The Egencia Acquisition closed on November 1, 2021 and, therefore, the consolidated balance sheet of GBT as of December 31, 2021 includes the impact of the Egencia Acquisition. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 combines the historical statements of operations of APSG, GBT, and Egencia on a pro forma basis as if the Business Combination, the Egencia Acquisition and related transactions, summarized below, had been consummated on January 1, 2021.

A summary of the Business Combination, the Egencia Acquisition and related transactions is as follows:

●	On December 2, 2021, APSG entered into a Business Combination Agreement, by and between APSG and GBT, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, the Continuing JerseyCo Owners will, in the aggregate, own a majority voting interest in PubCo and a majority economic interest in GBT, and the existing shareholders of APSG will own a minority voting interest in PubCo and an indirect minority economic interest in the GBT business. GBT will, following the Closing, serve as PubCo’s operating company in an Up-C structure.
●	The Egencia Acquisition was consummated on November 1, 2021, and Expedia became an indirect holder of approximately 19% of the equity interests of GBT, excluding GBT Preferred Shares, GBT Profit Shares, GBT MIP Options and GBT MIP Shares as of such date. Prior to the Closing, and as contemplated by the Egencia Acquisition, Expedia will become a direct equityholder in GBT.
●	In connection with entering into the Business Combination Agreement, APSG entered into the PIPE Subscription Agreements, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 33.5 million shares of PIPE Securities immediately prior to the Closing for an aggregate cash purchase price of $335 million, or $10.00 per share. Of the 33.5 million shares of PIPE Securities to be issued pursuant to the PIPE Subscription Agreements, the Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of APSG and the PIPE Investors and are subject to customary closing conditions and termination rights.

The unaudited pro forma condensed combined financial information does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Business Combination, the Egencia Acquisition and related transactions taken place on the dates indicated, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the historical financial statements of APSG, GBT and Egencia, and the related notes thereto, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of APSG” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GBT.”

The unaudited pro forma condensed combined balance sheet has been prepared to illustrate the effect of the Business Combination and related transactions and the unaudited pro forma condensed combined statements of operations has been prepared to illustrate the effect of the Business Combination, the Egencia Acquisition and related transactions. It has been prepared in accordance with Article 11 of Regulation S-X and is for informational purposes only and is subject to a number of uncertainties and assumptions as described in the accompanying notes. The unaudited pro forma condensed combined financial information reflects transaction-related adjustments management believes are necessary to present fairly (i) the combined company pro forma financial position following the closing of the Business Combination and related transactions and (ii) the combined company pro forma results of operations following the closing of the Business Combination and Egencia Acquisition and related transactions as of and for the period indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report PubCo’s (i) financial condition as if the Business Combination and related transactions were completed as of the period indicated and (ii) results of operations as if the Business Combination, the Egencia Acquisition and related transactions were completed as of and for the period indicated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. APSG believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination, the Egencia Acquisition and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, APSG will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of GBT issuing shares for the net assets of APSG, accompanied by a recapitalization. The net assets of APSG will be recognized at fair value (which is expected to be consistent with carrying value as APSG’s net assets primarily comprise of Investments held in Trust Account), with no goodwill or other intangible assets recorded.

GBT has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	GBT has been determined to be a corporate like entity due to its anticipated governance structure;
●	GBT’s stockholders will have the majority of the voting power in the post-Business Combination company;
●	GBT’s stockholders will be able to appoint a majority of the PubCo Board;
●	GBT’s management team will be the management team of the post-Business Combination company;
●	GBT’s prior operations will comprise the ongoing operations of the post-Business Combination company;
●	GBT is the larger entity based on historical revenues and business operations; and
●	The post-Business Combination company will assume GBT’s operating name and GBT’s headquarters.

Accounting for Egencia Acquisition

The Egencia Acquisition closed on November 1, 2021 and, therefore, the consolidated balance sheet of GBT as of December 31, 2021 includes the impact of Egencia Acquisition. The pro forma adjustments related to the Egencia Acquisition primarily reflect the impact of the following in the unaudited pro forma combined statements of operations:

●	the amortization of acquired intangibles; and
●	the impact of revenue sharing arrangement with Expedia.

Basis of Pro Forma Presentation

Pursuant to the Existing Organizational Documents, APSG’s Public Shareholders may demand that APSG redeem their shares of Acquiror Cayman Class A Ordinary Shares for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a Public Shareholder properly demands redemption of their shares, APSG will redeem each share for cash equal to the Public Shareholder’s pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The unaudited pro forma combined financial information contained herein assumes that APSG’s Public Shareholders approve the Business Combination. APSG cannot predict how many of its Public Shareholders will exercise their right to redeem their public shares for cash. Therefore, the following tables present selected pro forma information after giving effect to the Business Combination, the Egencia Acquisition and related transactions presented under two scenarios:

●	Assuming No Redemptions: This scenario assumes that no Public Shareholders of APSG exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.
●	Assuming Maximum Redemptions: This scenario assumes that 81,181,000 of the public shares are redeemed for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. The Business Combination Agreement includes as a condition to closing the Business Combination that, at the closing, APSG will have a minimum of $300 million in cash comprising (i) the amount of cash available in the Trust Account after deducting the Acquiror Share Redemption Amount, (ii) the amount of APSG’s cash on hand (outside of the Trust Account) immediately prior to the Closing, and (iii) the PIPE Investment Amount. The proceeds from the PIPE Investment are expected to satisfy the Minimum Available Cash Requirement.

The following summarizes the pro forma shares of Domesticated Acquiror Common Stock issued and outstanding immediately after the Business Combination and related transactions, presented under the two assumed redemption scenarios:

	Pro Forma Combined Share Ownership in
	Global Business Travel Group, Inc
	Assuming No	Assuming Maximum
	Redemptions	Redemptions(1)
Juweel	162,746,106	162,746,106
Amex HoldCo.	158,135,872	158,135,872
Expedia	73,919,489	73,919,489
Continuing JerseyCo Owners(2)	394,801,467	394,801,467
Public Shareholders (3)	81,681,000	500,000
PIPE Investors (4)	33,500,000	33,500,000
Sponsor and Insiders (5)	20,420,250	20,420,250
Total Shares (6)	530,402,717	449,221,717
(1)	Assumes that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination (based on a redemption price of $10.00 per share). In the event that Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination but the number of Acquiror Cayman Class A Ordinary Shares redeemed is less than 81,181,000, the ownership percentages set forth above will vary on approximately a proportional basis between the two scenarios.
(2)	Assumes that the GBT Preferred Shares will be redeemed and canceled, and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement). Upon Closing, Continuing JerseyCo Owners will, in the aggregate, own 394,801,467 shares of Domesticated Acquiror Class B Common Stock and an equal amount of OpCo B Ordinary Shares. In addition, this assumes that holders of GBT Capital Stock and GBT Legacy MIP Options will, in the aggregate, receive an aggregate of 15 million OpCo C Ordinary Shares. For additional information, see “Proposal No. 3 —The Business Combination Proposal — The Business Combination Agreement — Earnout.”
(3)	Excludes 27,227,000 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 27,227,000 Domesticated Acquiror Warrants held by Public Shareholders.
(4)	Includes 2,000,000 PIPE Securities acquired by the Sponsor.

(5)	Excludes (i) 2,000,000 PIPE Securities acquired by the Sponsor and shown in note (4) above and (ii) 12,224,134 shares of Domesticated Acquiror Class A Common Stock issuable upon the exercise of the 12,224,134 Domesticated Acquiror Warrants held by the Sponsor. Of the 20,420,250 shares of Domesticated Acquiror Class A Common Stock reflected in the line item above, 6,713,932 will be subject to vesting restrictions pursuant to the Sponsor Side Letter.
(6)	In addition to the foregoing reflected in notes (1) through (5) above, excludes 36,663,742 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of 36,663,742 Acquiror Options to purchase Domesticated Acquiror Class A Common Stock that will be outstanding immediately following the Closing. Assuming the Closing occurs on , 2022, we expect approximately Acquiror Options to be exercisable immediately after Closing (subject to any restrictions or limitations on exercise described in this proxy statement/registration statement) for shares of Domesticated Acquiror Class A Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2021

			Assuming No Redemptions			Assuming Maximum Redemptions
($ in millions, except share and per share data)	GBT JerseyCo Limited (Historical as of 12/31/2021)	Apollo Strategic Growth Capital (Historical as of 12/31/2021)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	516	$—	$902	(a)	$1,418	$(812)	(i)	$606
Accounts receivable, net	381	—	—		381	—		381
Due from affiliates	18	—	—		18	—		18
Prepaid expenses and other current assets	137	1	—		138	—		138
Total current assets	1,052	1	902		1,955	(812)		1,143
Investments held in Trust Account	—	817	(817)	(b)	—	—		—
Property and equipment, net	216	—	—		216	—		216
Equity method investments	17	—	—		17	—		17
Goodwill	1,358	—	—		1,358	—		1,358
Other intangible assets, net	746	—	—		746	—		746
Operating lease right-of-use assets	59	—	—		59	—		59
Deferred tax assets	282	—	149	(k)	431	252	(l)	683
Other non-current assets	41	—	—		41	—		41
Total assets	$3,771	$818	$234		$4,823	$(560)		$4,263
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	137	$6	—		$143	—		$143
Due to affiliates	41	2	—		43	—		43
Accrued expenses and other current liabilities	519	—	—		519	—		519
Notes payable	—	6	—		6	—		6
Current portion of operating lease liabilities	21	—	—		21	—		21
Current portion of long-term debt	3	—	—		3	—		3
Total current liabilities	721	14	—		735	—		735
Long-term non-current debt, net of unamortized debt discount and debt issuance costs	1,020	—	—		1,020	—		1,020
Deferred tax liabilities	119	—	—		119	—		119
Pension liabilities	333	—	—		333	—		333
Long-term operating lease liabilities	61	—	—		61	—		61
Derivative warrant liabilities	—	56	—		56	—		56
Earnout liability	—	—	109	(g)	109	—		109
Deferred underwriting compensation	—	29	(29)	(d)	—	—		—
Other non-current liabilities	23	—	—		23	—		23
Total liabilities	$2,277	$99	$80		$2,456	$—		$2,456
Commitments and contingencies
Temporary Equity
Class A ordinary shares subject to possible redemption; 81,681,000 shares (at approximately $10.00 per share)	—	817	(817)	(h)	—	—		—
Preferred shares, par value €0.00001; 3,000,000 shares authorized; 1,500,000 shares issued and outstanding; redemption amount of $160	160	—	(160)	(e)	—	—		—
Shareholders Equity
Voting ordinary shares, par value €0.00001; 40,000,000 shares authorized; 36,000,000 shares issued and outstanding	—	—	—		—	—		—
Non-Voting ordinary shares, par value €0.00001; 15,000,000 shares authorized; 8,413,972 shares issued and outstanding	—	—	—		—	—		—
Profit shares, par value €0.00001; 800,000 shares authorized; 800,000 shares issued and outstanding	—	—	—		—	—		—
Management incentive plan shares, par value €0.00001, 4,764,000 shares authorized; no shares issued and outstanding	—	—	—		—	—		—
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—	—		—
Class A ordinary shares, $0.00005 par value, 300,000,000 shares authorized, none issued and outstanding	—	—	—		—	—		—
Class B ordinary shares, $0.00005 par value, 60,000,000 shares authorized, 20,420,250 shares issued and outstanding	—	—	—		—	—		—
Additional paid-in capital	2,560	—	(98)	(f)	2,674	(812)	(i)	1,947
			(109)	(g)		(167)	(j)
			335	(c)		252	(l)
			(61)	(d)
			817	(h)
			(919)	(j)
			149	(k)
Accumulated deficit	(1,065)	(98)	98	(f)	(1,065)	—		(1,065)
Accumulated other comprehensive loss	(162)	—	—		(162)	—		(162)
Total equity of Company’s shareholders	$1,333	$(98)	$212		$1,447	$(727)		$720
Equity attributable to non-controlling interest in subsidiaries	1	—	$919	(j)	920	$167	(j)	$1,087
Total shareholders’ equity	$1,334	$(98)	$1,131		$2,367	$(560)		$1,807
Total liabilities, preferred shares and shareholders’ equity	$3,771	$818	$234		$4,823	$(560)		$4,263

The accompanying notes are an integral part of these pro forma financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

							Assuming No Redemptions			Assuming Maximum Redemptions
($ in millions, except share and per share data)	GBT JerseyCo Limited (Historical for the year ended 12/31/2021)	Egencia (Unaudited Historical for the 10 months ended 10/31/2021)	Egencia Aqcuisition Adjustments		GBT JerseyCo Limited Combined (Historical for the year ended 12/31/2021)	Apollo Strategic Growth Capital (Historical for the year ended 12/31/2021)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$763	$148	$(22)	(i)	$889	$—	$—		$889			$889
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown separately below)	477	131	—		608	—	—		608	—		608
Sales and marketing	201	93	—		294	—	—		294	—		294
Technology and content	264	57	—		321	—	—		321	—		321
Administration fee — related party		—	—		—	—	—
General and administrative	213	35	(6)	(ii)	242	13	—		255	—		255
Restructuring charges	14	9	—		23	—	—		23	—		23
Depreciation and amortization	154	40	2	(iii)	196	—	—		196	—		196
Total operating expenses	1,323	365	(4)		1,684	13	—		1,697	—		1,697
Operating income	(560)	(217)	(18)		(795)	(13)	—		(808)	—		(808)
Interest income	1	—	—		1	—	—		1	—		1
Interest expense	(53)	—	—		(53)	—	—		(53)	—		(53)
Loss on early extinguishment of debt	(49)	—	—		(49)	—	—		(49)	—		(49)
Other income (expense), net	8	2	—		10	—	(11)	(aa)	(1)	—		(1)
Change in fair value of derivative warrants	—	—	—		—	19	—		19	—		19
Loss before income taxes and share of loss from equity method investments	(653)	(215)	(18)		(886)	6	(11)		(891)	—		(891)
Benefit from income taxes	186	2	5	(iv)	193	—	2	(bb)	195	—		195
Share of losses from equity method investments	(8)	—	—		(8)	—	—		(8)	—		(8)
Net loss	$(475)	$(213)	$(13)		$(701)	$6	$(9)		$(704)	$—		$(704)
Net loss attributable to noncontrolling interests in subsidiaries	(2)	—	—		(2)	—	(521)	(cc)	(523)	(95)	(cc)	(618)
Net (loss) income attributable to the Company	(473)	(213)	(13)		(699)	6	512		(181)	95		(86)
Preferred shares dividend	(10)	—	—		(10)	—	10	(dd)	—	—		—
Net (loss) income attributable to the Company’s ordinary shareholders	(483)	(213)	(13)		(709)	6	522		(181)	95		(86)
Earnings per share attributable to the shareholders of the Company’s ordinary shares — Basic and Diluted:
Weighted average number of ordinary shares outstanding	37,406,171
Loss per share	$(12.91)
Weighted average shares outstanding of Class A ordinary shares						81,681,000	448,721,717		530,402,717	500,000		449,221,717
Basic and diluted net income (loss) per share, Class A						$0.06			$(0.34)			$(0.19)
Weighted average shares outstanding of Class B ordinary share						20,420,250
Basic and diluted net income per share, Class B						$0.06

The accompanying notes are an integral part of these pro forma financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 —Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, APSG will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on evaluation of the following facts and circumstances: (i) GBT’s anticipated governance structure is more akin to a corporation; (ii) GBT’s stockholders will have the majority of the voting power in the post-Business Combination company; (iii) GBT’s stockholders will be able to appoint a majority of the PubCo Board; (iv) GBT’s management team will be the management team of the post-Business Combination company; (v) GBT’s prior operations will comprise the ongoing operations of the post-Business Combination company; (vi) GBT is the larger entity based on historical revenues and business operations; and (vii) the post-Business Combination Company will assume GBT’s operating name and GBT’s headquarters. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of GBT issuing shares for the net assets of APSG, accompanied by a recapitalization. The net assets of APSG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of GBT.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 presents the pro forma effect of the Business Combination and related transactions as if they had occurred on December 31, 2021. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 presents the pro forma effect of the Business Combination and the Egencia Acquisition and related transactions as if they had been completed on January 1, 2021. These periods are presented on the basis of GBT as the accounting acquirer.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;
●	the historical audited financial statements of APSG as of, and for the year ended, December 31, 2021, included elsewhere in this proxy statement/prospectus;
●	the historical audited financial statements of GBT as of, and for the year ended, December 31, 2021, included elsewhere in this proxy statement/prospectus;
●	the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of APSG” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GBT.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma combined financial information reflects transaction related adjustments management believes are necessary to present fairly GBT’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report GBT’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. APSG believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination and Egencia Acquisition.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and Egencia Acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Global Business Travel Group, Inc. They should be read in conjunction with the audited financial statements of each of APSG, GBT and Egencia and related notes thereto included elsewhere in this proxy statement/prospectus.

Note 2 — Unaudited pro forma adjustments related to Egencia Acquisition

The historical consolidated financial information of GBT JerseyCo Limited and subsidiaries is derived from its consolidated financial statements included elsewhere in this proxy statement/prospectus and includes results of Egencia since the date of its acquisition on November 1, 2021. The historical balance sheet of GBT JerseyCo Limited as of December 31, 2021 includes provisional purchase accounting adjustments related to the Egencia Acquisition. The historical combined financial information of Egencia is derived by aggregating its combined financial statements for the nine months ended September 30, 2021, included elsewhere in this proxy statement/prospectus and results for one month ended October 31, 2021 based on management accounts. On November 1, 2021, GBT acquired Egencia from Expedia. As part of the Egencia Acquisition’s purchase consideration, Expedia became an indirect holder of non-voting ordinary shares of GBT, which represents approximately 19% of the equity interests of GBT, excluding GBT Preferred Shares, GBT Profit Shares, GBT MIP Options and GBT MIP Shares. Prior to the Closing, and as contemplated by the Egencia Acquisition, Expedia will become a direct equityholder in GBT. Such equity interest is subject to changes based on final debt/cash and working capital adjustments and the Company has estimated that the extent of such adjustments is not expected to be material. The pro forma adjustments presented above assume that no additional consideration would be required to be paid to Expedia.

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed are recorded at the acquisition date fair values. The pro forma acquisition adjustments are provisional and based on (i) initial fair valuations of purchase consideration, assets acquired and liabilities assumed, and (ii) estimated useful lives of the assets. These pro forma acquisition adjustments illustrate the estimated effect of the Egencia Acquisition on the pro forma consolidated statements of operations. For all assets acquired and liabilities assumed other than acquired technology, identified intangible assets and goodwill, the fair value is determined to be the same as its carrying value. Management continues to evaluate the provisional valuations and the final determination of the fair values will be completed within the one-year measurement period from the date of completion of the acquisition, as required by Accounting Standard Codification Topic 805 — Business Combinations. The significance of the Egencia Acquisition may necessitate the use of this measurement period to adequately analyze and assess a number of the factors used in establishing the asset and liability fair values as of the acquisition date, including customer relationships, tradenames and technology and the assumptions underpinning the related tax impacts. Any potential adjustments made could be material in relation to the provisional values presented in the consolidated balance sheet and pro forma consolidated statements of operations. Accordingly, the purchase price allocation may be subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

(i)	In connection with the Egencia Equity Contribution Agreement, the Company has entered into a long-term hotel supply agreement whereby the GBT will receive hotel commission revenue from Expedia for the hotel bookings made by Egencia on Expedia’s platform. Historically Egencia has recorded the entire hotel commission in its financial statements. The adjustment represents reversal of Expedia’s share of hotel commission revenue from the combined results pursuant to this agreement, and for the ten months ended October 31, 2021, GBT has estimated that a total of $22 million would have been share of Expedia’s hotel commission revenue under such agreement if the agreement had been in effect as of January 1, 2021.
(ii)	Represents:
(1)	Reversal of the acquisition transaction costs of $13 million included in the historical statements of operations of GBT for the year ended December 31, 2021 and
(2)	Amortization of deferred compensation asset recognized on the Egencia Acquisition of $7 million for the ten months ended October 31, 2021.

(iii)	Represents additional amortization expense resulting from the fair value of Egencia’s acquired intangible assets. The table below indicates the fair values, estimated useful lives and the annual amortization of each of the identifiable acquired intangible asset.

			Annual
($in millions, except as stated otherwise)	Fair value	Useful lives (years)	Amortization
Acquired technology	$50	5	$10
Customer and Supplier relationships	390	15	26
Tradenames	50	10	5
Annual estimated additional amortization			41

The pro forma adjustment represents the net additional amount recorded for the ten months ended October 31, 2021 to include the impact of amortization of intangibles assets acquired on business combination, after considering reversal of related depreciation and amortization recorded in historical accounts.

(iv)	Represents the tax adjustment for the pro forma adjustments of Egencia Acquisition calculated at 28%.

Note 3 — Unaudited pro forma adjustments related to Business Combination

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

(a)	Represents the aggregate impact of the following pro forma adjustments to cash to give effect to the Business Combination:

(Signs represent debits/(credits))
Cash inflow from APSG Trust Account	$817	(b)
Cash inflow from the PIPE Investment	335	(c)
Payment of estimated transaction fees	(90)	(d)
Payment to legacy GBT equity holders	(160)	(e)
Net Pro Forma Adjustment to Cash	$902	(a)
(b)	Represents cash equivalents that will be released from the Trust Account and relieved of restrictions regarding use upon consummation of the Business Combination and, accordingly, will be available for general use by PubCo.
(c)	Reflects the gross cash proceeds of $335 million from the issuance and sale of PIPE Securities at $10.00 per share pursuant to the PIPE Subscription Agreements.
(d)	Represents the estimated transaction costs expected to be incurred in connection with the Business Combination including, but not limited to, advisory fees, legal fees and registration fees that will be paid in connection with the consummation of the Business Combination. Of the total amount, $29 million relates to the cash that will be used to pay deferred underwriter compensation incurred as part of APSG’s IPO to be paid upon the consummation of a Business Combination.
(e)	Represents the payment of $160 million to holders of GBT Preferred Shares.
(f)	Elimination of historical retained earnings of APSG as part of the acquisition accounting.
(g)	Reflects the fair value of the Sponsor Earn-Out Shares contingently issuable to the Sponsor as of the Closing. The preliminary fair value was determined utilizing a Monte Carlo simulation analysis in order to capture a wide range of Earn-Out shares vesting scenarios over the five year Earn-Out achievement period. The following assumptions and inputs were used for approximately 20,000 Monte Carlo simulations:

Class A common stock price	—	$9.87
Annual volatility	—	35.0%
Risk-free rate of return	—	1.26%

(h)	Reflects the reclassification of Acquiror Cayman Class A Ordinary Shares subject to redemption that is transferred to permanent equity.

(i)	Reflects the cash disbursement for the redemption of 81,181,000 shares of Class A Common Stock at a redemption price of approximately $10.00 per share, totaling approximately $811,810,000, under the Maximum Redemptions scenario.
(j)	Noncontrolling interests represent direct interests held in GBT other than by APSG immediately after the Business Combination. Reflects the noncontrolling interest ownership of 74.4% in the No Redemption and 87.9% in the Maximum Redemptions scenario represents ownership of PubCo to be held by Continuing JerseyCo Owners.
(k)	Represents the net US deferred tax asset to be reflected on APSG's books for the outside basis difference on its investment in JerseyCo of $168 million offset by deferred tax liabilities of $(19) million related to foregone US foreign tax credits on JerseyCo’s foreign deferred tax assets.
(l)	Represents the net US deferred tax asset to be reflected on APSG's books for the outside basis difference on its investment in JerseyCo of $410 million offset by deferred tax liabilities of $(9) million related to foregone foreign tax credits on JerseyCo's foreign deferred tax assets of which $149 million was recorded in adjustment (k).

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:

(aa)	Reflects the change in fair value of the Sponsor Earn-Out shares.
(bb)

Represents an adjustment to record the income tax impact of APSG's 2021 income statement activity at a statutory rate of 27% assuming US federal and state income taxes would apply after becoming a US resident corporation (Delaware).

(cc)

Noncontrolling interests represent direct interests held in GBT other than by APSG immediately after the Business Combination. Reflects the noncontrolling interest ownership of 74.4% in the No Redemption and 87.9% in the Maximum Redemptions scenario.

(dd)	Represents an adjustment to eliminate the preferred shares dividend associated with the paydown of GBT Preferred Shares upon consummation of the Business Combination.

Note 4 — Earnings per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in connection with the

Business Combination have been outstanding for the entire period presented. If the maximum number of Acquiror Cayman Class A Ordinary Shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been presented under the No Redemption and Maximum Redemptions scenarios:

	For the year ended
	December 31, 2021
		Assuming
	Assuming No	Maximum
	Redemptions	Redemptions
Pro Forma Basic and Diluted Loss Per Share
Pro Forma net loss attributable to shareholders	$(181)	$(86)
Weighted average shares outstanding, basic and diluted	530,402,717	449,221,717
Basic and diluted net loss per share	$(0.34)	$(0.19)
Pro Forma Weighted Average Shares — Basic and Diluted
Juweel	162,746,106	162,746,106
Amex HoldCo	158,135,872	158,135,872
Expedia	73,919,489	73,919,489
Continuing JerseyCo Owners	394,801,467	394,801,467
Public Shareholders	81,681,000	500,000
PIPE Investors	33,500,000	33,500,000
Sponsor and Insiders	20,420,250	20,420,250
Pro Forma Weighted Average Shares — Basic and Diluted(1)	530,402,717	449,221,717
(1)	Potentially dilutive securities that are not included in the calculation of diluted net loss per share consist of 36,663,742 shares of Domesticated Acquiror Class A Common Stock that may be issued upon the exercise of 36,663,742 Acquiror Options to purchase Domesticated Acquiror Class A Common Stock, 39,451,134 shares of Domesticated Acquiror Class A Common Stock that may be issued upon exercise of Domesticated Acquiror Warrants and 15,000,000 earnout shares. These securities are not included in the diluted net loss per share calculation because to do so would be anti-dilutive due to the Pro Forma Consolidated net loss results for the year ended December 31, 2021.

Note 5 — Long-term Debt

Effective as of December 16, 2021, GBT amended the Senior Secured Credit Agreement to, among other things, establish the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities, $800 million of which was borrowed on such date and $200 million of which is available on a delayed-draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions. For additional information, see “Business of GBT — Description of Certain Indebtedness — Senior Secured Credit Agreement — Term Loan Facilities.”

SOURCES AND USES OF CASH FOR THE BUSINESS COMBINATION

The following tables summarize the estimated sources and uses of cash in connection with the Business Combination assuming (i) that none of the Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination (“No Redemptions”) and (ii) that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed in connection with the Business Combination (“Maximum Redemptions”):

Estimated Sources and Uses of Cash (No Redemptions)

(in millions)

Sources of Cash		Uses of Cash
Proceeds from Trust Account and Cash	$818	Cash to Balance Sheet	$899
PIPE Investment	335	Redemption of GBT Preferred Shares	164
		Transaction Costs	90	(a)

Total Sources	$1,153	Total Uses	$1,153

Estimated Sources and Uses of Cash (Maximum Redemptions)

(in millions)

Sources of Cash		Uses of Cash
Proceeds from Trust Account and Cash	$818	Cash to Balance Sheet	$87
PIPE Investment	335	Redemption of GBT Preferred Shares	164
		Transaction Costs	90	(a)
		Shareholder Redemptions	812

Total Sources	$1,153	Total Uses	$1,153
(a)	Includes approximately $30 million of buy- and sell-side financial advisory fees, approximately$29 million of deferred underwriting fees, approximately $14.5 million in legal, accounting and consulting fees, approximately $6 million to repay the October Note, February Note, June Note and September Note, approximately $3 million to reimburse the Sponsor of certain out-of-pocket expenses related to identifying, investigating and consummating an initial business combination and $7.5 million of placement fees in connection with the PIPE Investment.

INFORMATION ABOUT APSG

General

APSG is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

APSG is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth global alternative asset manager with approximately $498 billion of assets under management as of December 31, 2021. Apollo seeks to provide its clients excess return at every point along the risk-reward spectrum from investment grade to private equity with a focus on three business strategies: yield, hybrid and opportunistic. Apollo’s integrated model provides Apollo investment professionals with differentiated industry and market insights, as each investment business line draws upon the intellectual capital and experience from others, which Apollo believes is a significant competitive advantage and is distinct from other alternative investment managers.

On October 6, 2020, APSG consummated the IPO of 75,000,000 units, at a price of $10.00 per unit, generating gross proceeds of $750 million. Simultaneously with the closing of the IPO, APSG consummated the sale of 11,333,334 Acquiror Cayman Private Placement Warrants to the Sponsor at a price of $1.50 per private placement warrant, generating gross proceeds of $17,000,000.

On November 10, 2020, APSG consummated the closing of the sale of 6,681,000 additional units, at a price of $10.00 per unit upon receiving notice of the underwriters’ election to partially exercise their overallotment option, generating additional gross proceeds of $66,810,000. Simultaneously with the over-allotment exercise, APSG consummated the sale of an additional 890,800 Acquiror Cayman Private Placement Warrants to the Sponsor at a price of $1.50 per private placement warrant, generating gross proceeds of $1,336,200.

Following the IPO, the exercise of the over-allotment option and the sale of the Acquiror Cayman Private Placement Warrants, a total of $816,810,000 was placed in the Trust Account. APSG incurred $47,216,264 in transaction costs, including $16,336,200 of underwriting fees, $28,588,350 of deferred underwriting fees and $800,877 of other costs.

Redemption Rights for Public Shareholders in Connection with Initial Business Combination

APSG will provide Public Shareholders with the opportunity to redeem all or a portion of their Acquiror Cayman Class A Ordinary Shares in connection with the initial business combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to APSG as permitted withdrawals, divided by the number of then outstanding public shares, subject to the certain limitations. The Sponsor, officers and directors entered into a letter agreement at the time of the IPO, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares held by them and any public shares held by them in connection with the initial business combination.

Facilities

APSG currently maintains its executive offices at 9 West 57th Street, 43rd Floor, New York, NY 10019 and its telephone number is (212) 515-3200. The cost for APSG’s use of this space is included in the $16,667 per month fee it pays to the Sponsor for office space, utilities, secretarial support and administrative services. APSG considers its current office space adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of PubCo will be located at 666 3rd Avenue, 4th Floor, New York, New York 10172.

Human Capital Management

APSG currently has two officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to APSG’s affairs until we have completed our initial business combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

APSG Officers and Directors are as follows:

Name	Age	Position
Sanjay Patel*	61	Chief Executive Officer and Director
James Crossen*	48	Chief Financial Officer and Chief Accounting Officer
Scott Kleinman	49	Executive Chairman of Board of Directors
Jennifer Fleiss	38	Director
Mitch Garber	57	Director
James H. Simmons III	55	Director
*	Denotes an executive officer.

Sanjay Patel — Mr. Patel serves as APSG’s Chief Executive Officer and Director. Mr. Patel is also the Chief Executive Officer and a Director of APSG II and the Chief Executive Officer and Executive Chairman of APSG III. Mr. Patel is Chairman International and Senior Partner of Private Equity of Apollo, with responsibility for helping to build and develop Apollo’s international businesses. He was formerly Head of Europe and managing partner of Apollo European Principal Finance. He currently serves on the board of directors of Tegra Apparel; he previously also served on the boards of directors of Amissima Holdings, Brit Insurance, Countrywide PLC and Watches of Switzerland. Mr. Patel joined Apollo in 2010 as Head of International Private Equity. Prior to Apollo, Mr. Patel was a partner at Goldman, Sachs & Co., where he was co-head of European and Indian Private Equity for the Principal Investment Area (PIA), a member of the Goldman Sachs Partnership Committee and a member of the Investment Committee of the Goldman Sachs Foundation. Prior thereto, he was President of Greenwich Street Capital. Mr. Patel is a member of the Harvard Graduate School of Design Dean’s Leadership Council and the Stanford Graduate School of Business Advisory Council. He also serves on the Investment Committee of the Eton College Foundation and is a member of the Eton Development Advisory Council. He received his AB and SM engineering degrees, magna cum laude, from Harvard College and received his MBA degree from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar. He was educated at Eton College in the UK, where he was a King’s Scholar. We believe Mr. Patel’s extensive financial background and expertise in investing in public and private companies makes him well qualified to serve on the APSG Board.

James Crossen — Mr. Crossen serves as APSG’s Chief Financial Officer and Chief Accounting Officer. Mr. Crossen is the Chief Financial Officer of APSG II, APSG III, Acropolis Infrastructure Acquisition Corp., and Delphi Growth Capital Corp. Mr. Crossen is Chief Financial Officer for Private Equity and Real Assets at Apollo, having joined Apollo in 2010. Prior to that time, Mr. Crossen was a Controller at Roundtable Investment Partners LLC. Prior thereto, Mr. Crossen was a Controller at Fortress Investment Group. Prior to that time, Mr. Crossen was a member of the Funds Management and Tax Group at JP Morgan Partners LLC. Mr. Crossen is a Certified Public Accountant in New York. Mr. Crossen served in the United States Marine Corps and graduated summa cum laude from the University of Connecticut.

Scott Kleinman — Mr. Kleinman serves as the Executive Chairman of the APSG Board. Mr. Kleinman is also the Executive Chairman of the board of directors of APSG II. Mr. Kleinman is Co-President of Apollo Asset Management, Inc. (“AAM”) and co-leads Apollo’s day-to-day operations including all of AAM’s revenue-generating businesses and enterprise solutions across its integrated alternative investment platform. Mr. Kleinman, joined Apollo six years after its inception in 1996, and was named Lead Partner for Private Equity in 2009 prior to being named Co-President in 2018. Mr. Kleinman also currently serves as Co-Chair of the AAM board of directors, and on the boards of directors of Apollo Global Management, Inc., Athene Holding Ltd. and Athora Holding, Ltd., and previously served on the board of directors of CH2M Hill Companies. Prior to joining Apollo, Mr. Kleinman was a member of the Investment Banking division at Smith Barney Inc. In 2014, Mr. Kleinman founded the Kleinman Center for Energy Policy at the University of Pennsylvania. He is a member of the Board of Advisors at the University of Pennsylvania Stuart Weitzman School of Design. He is also a member of the Board of Advisors of Nature Conservancy of New York as well as the Board of Directors of White Plains Hospital, where he co-chaired the COVID-19 Relief Campaign. Mr. Kleinman received a BA and BS from the University of Pennsylvania and the Wharton School of Business, respectively, graduating magna cum laude, Phi Beta Kappa. We believe Mr. Kleinman’s extensive background in finance and business makes him well qualified to serve on the APSG Board.

Jennifer Fleiss — Ms. Fleiss serves as a director on the APSG Board. Ms. Fleiss is a Venture Partner with Volition Capital. Ms. Fleiss previously served as the Chief Executive Officer of Jetblack, a subdivision of Walmart, and prior as Co-Founder, President and Director of Rent the Runway. During her nine years at Rent the Runway, Ms. Fleiss served in a variety of leadership roles in operations, strategy and business development. Ms. Fleiss currently serves on the Board of Directors of Rent the Runway, Shutterfly and Party City. Previously, Ms. Fleiss worked at Lehman Brothers and Morgan Stanley Dean Witter & Co. Ms. Fleiss received her M.B.A. from Harvard Business School in 2009 and her Bachelor of Arts in Political Science from Yale University in 2005. We believe Ms. Fleiss’ extensive background in operations, strategy and business makes her well qualified to serve on the APSG Board.

Mitch Garber — Mr. Garber serves as a director on the APSG Board. Mr. Garber is the former CEO of Optimal Payments/Paysafe, PartyGaming Plc / PartyBwin and Caesars Acquisition Company. Mr. Garber is the Chairman of Invest in Canada, the Canadian agency responsible for foreign investment in Canada. Mr. Garber also currently sits on the board of directors of Rackspace Technology, Shutterfly, Fosun Fashion Group, Finnovate Acquisition Corp. and Artisan Acquisition Company. From 2015 to 2020, Mr. Garber was the non-executive Chairman of Cirque du Soleil. Mr. Garber is a minority owner and executive committee member of the NHL Seattle Kraken. He holds a BA from McGill University, a JD and an honorary doctorate from the University of Ottawa and was awarded the Order of Canada in 2019. We believe that Mr. Garber’s extensive background in finance and business makes him well qualified to serve on the APSG Board.

James H. Simmons III — Mr. Simmons serves as a director on the APSG Board. Mr. Simmons is CEO and Founding Partner of Asland Capital Partners, serving as head of its investment committee with oversight over the day-to-day operations of the firm. Mr. Simmons has over two decades of real estate investment experience across the public and private sectors. Prior to founding Asland Capital Partners, Mr. Simmons was a Partner at Ares Management, where he led the Ares Domestic Emerging Markets Fund, and was previously a Partner at Apollo Real Estate Advisors. Mr. Simmons was also previously president and CEO of the Upper Manhattan Empowerment Zone Development Corporation and held prior roles at Bankers Trust and Salomon Smith Barney. Mr. Simmons currently serves on the Board of Directors of Regency Centers (REG) and LifePoint Health. Mr. Simmons received a BS degree from Princeton University, an MS from the Virginia Polytechnic Institute and State University and a Master of Management degree from Northwestern University’s J.L. Kellogg Graduate School of Management. We believe Mr. Simmons’ extensive background in business and investing in public and private companies makes him well qualified to serve on the APSG Board.

Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the NYSE through the earlier of consummation of the initial business combination and APSG’s liquidation, APSG has agreed to pay the Sponsor a total of $16,667 per month, for up to 27 months, for office space, utilities, secretarial support and administrative services. In addition, the Sponsor, APSG’s executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on APSG’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

BUSINESS OF GBT

The following discussion reflects the business of GBT prior to the consummation of the Business Combination. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of GBT and its subsidiaries prior to the consummation of the Business Combination, which will, by nature of the anticipated Up-C structure, be the business of PubCo and its subsidiaries following consummation of the Business Combination.

Overview

We are the world’s leading B2B travel platform, measured by 2019 TTV, according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). We provide a full suite of differentiated, technology-enabled solutions to business travelers and corporate clients, suppliers of travel content (such as airlines, hotels, ground transportation and aggregators) and third party travel agencies. We differentiate our value proposition through our commitment to deliver unrivalled choice, value and experience, with the powerful backing of American Express GBT, to our customers.

We are at the center of the global B2B travel ecosystem, managing the end-to-end logistics of corporate travel and providing an important link between businesses, their employees, travel suppliers and other industry participants. We service our clients in the following ways:

●	Our travel management solutions (delivered through the portfolio of GBT’s brands, including American Express Global Business Travel, Ovation, Lawyers Travel and Egencia) provide our clients with extensive access to flights, hotel rooms, car rentals and other travel services, including exclusive negotiated content, supported by a full suite of services that allows them to design and operate an efficient travel program and solve complex travel requirements.
●	GBT Partner Solutions extends our platform to our Network Partners who are TMCs and independent advisors, offering them access to our differentiated content and technology. Through GBT Partner Solutions, we aggregate business travel demand serviced by our Network Partners at low incremental cost, which we believe enhances the economics of our platform, generates increased ROI and expands our geographic and segment footprint.
●	GBT Supply MarketPlace provides travel suppliers with efficient access to business travel clients serviced by our brands and Network Partners. We believe this access allows travel suppliers to benefit from premium demand (which we generally view as demand that is differentially valuable and profitable to suppliers) without incurring the costs associated with directly marketing to, and servicing, the complex needs of our corporate clients. Our travel supplier relationships generate efficiencies and cost savings that can be passed on to our corporate clients.

As of February 2022, we served approximately 19,000 corporate clients and more than 250 Network Partners.

In June 2014, American Express established the JV comprising the GBT operations with a predecessor of Juweel and a group of institutional investors led by an affiliate of Certares. Following the formation of the JV in 2014, we have evolved from a leading TMC into a complete B2B travel platform, becoming one of the leading marketplaces in travel for corporate clients and travel suppliers according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). Before June 2014, our operations were owned by American Express and primarily consisted of providing business travel solutions for corporate clients.

Prior to the consummation of the Business Combination, we have operated our business travel, business consulting and meetings and events businesses under the brands American Express Global Business Travel and American Express Meetings & Events pursuant to an exclusive and worldwide license from American Express. We have agreed to execute long-term commercial agreements with American Express, effective upon the consummation of the Business Combination, including an amended and restated trademark license agreement, pursuant to which we will continue to license the American Express trademarks used in the American Express Global Business Travel brand, transition the American Express Meetings & Events brand to the American Express GBT Meetings & Events brand, and license the American Express trademarks used in the American Express GBT Meetings & Events brand for business travel, meetings and events, business consulting and other services related to business travel. The term of the amended and restated trademark license, which will continue to be exclusive and worldwide, will be for 11 years from the consummation of the Business Combination, unless earlier terminated or extended (See “Certain Relationships and Related Party Transactions — GBT Related Person Transactions — License of American Express Marks”). The American Express brand, consistently ranked as one of the most valuable brands in the world, brings with it a reputation for service excellence. We believe our partnership with American Express has been an important component of our value proposition. Upon consummation of the Business Combination, under our commercial agreements with American Express, we will exclusively provide business travel and meetings and events services to American

Express personnel, engage in mutual global lead generation activities with American Express for our respective services and continue to exclusively promote American Express payment products to our clients and to make those products available for use by our own personnel in connection with our business.

American Express is a bank holding company under the BHC Act, and is therefore subject to supervision, regulation and examination by U.S. bank regulatory authorities. Because and for so long as American Express is deemed to “control” GBT for the purposes of the BHC Act, GBT is subject to certain bank regulatory requirements and restrictions. For additional information, see “Risk Factors — Risks Relating to Regulatory, Tax and Litigation Matters,” “Business of GBT — Government Regulation — Banking Regulation,” “Business of GBT — Government Regulation — Activities” and “Business of GBT — Government Regulation — Acquisitions and Investments.”

From 2015 (the first (1st) full fiscal year following the formation of the JV) through 2019, we added more than $790 million in revenue (representing a CAGR of 11%), $235 million in net income and $290 million in Adjusted EBITDA (representing a CAGR of 33%). In addition, we completed two acquisitions in 2021: Egencia and Ovation. While acquisition of Ovation has been included in GBT's historical financial results from the date of its acquisition in January 2021, GBT's historical financial results do not reflect acquisition of Egencia that was closed in November 2021. There can be no assurance that our historical growth from 2015 or 2019 will be replicated in the future. Our business is susceptible to substantial disruptions, as described in “Risk Factors” and elsewhere in this proxy statement/prospectus. In particular, for information on the impact of the COVID-19 pandemic on business travel and the Company, see “Business of GBT — Recent Performance and COVID-19 Update” and “GBT’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Key Factors Affecting Our Results of Operations — Impact of the COVID-19 Pandemic.”

Since the formation of the JV, we have expanded our capabilities, integrated new brands through acquisitions, and invested more than $600 million in product and platform, excluding Egencia. In addition to our organic transformation since the formation of the JV, we have added significant capabilities through strategic acquisitions. The graphic below reflects such transactions:

●	KDS, which we acquired in October 2016, strengthened our platform and digital capabilities in two key areas: (i) KDS’ flagship Neo Online Booking Tool and Expense platform (“Neo”) provides us with our own leading edge platform to engage with and delight travelers through digital channels; and (ii) KDS’ development group, relaunched as our Neo Technology Group (“NTG”), today comprises more than 200 people and is our dedicated center of excellence for digital and ecommerce innovation.
●	SMT was our long-time service delivery partner (TPN) in Finland, and became our proprietary operation in October 2016.
●	Banks Sadler is a UK-based specialist in creative solutions for meetings and events. We acquired Banks Sadler in August 2017, and it continues to operate as a specialist brand within our meetings and events business.
●	In December 2017, we acquired the remaining 35% equity stake in our business in Spain that was previously held by joint venture partner, affiliates of Barceló Hotel Group. After the consummation of this acquisition, GBT Spain became our wholly-owned business.
●	In July 2018, we completed the acquisition of HRG, a global B2B services company specializing in travel management. The acquisition of HRG enhanced our global scale, complemented our geographical footprint to offer enhanced service to our clients in key regions, and broadened our product and technology capabilities.

●	In September 2019, we completed the acquisition of DER Business Travel (“DER”). The DER acquisition expanded our footprint into the small-to-medium-sized enterprise (“SME”) segment in Germany, the largest country by travel spend in Europe according to GBTA with a significant SME client base.
●	Our acquisition of 30 Seconds to Fly (“30STF”) in October 2020 was an important investment in AI and machine learning enabled traveler service. 30STF’s innovative CLAIRE AI can fully or partially automate travelers’ chat interactions with travel counselors, driving traveler satisfaction as well as operational efficiency.

In addition, we completed two acquisitions in 2021:

●	In January 2021, we completed the acquisition of Ovation. Ovation is a leading specialist in providing high-touch service. The Ovation acquisition was an important step in expanding our high value capabilities and building our leadership in the large and attractive U.S. SME segment and the professional services industry. Our historical results of 2021 included in this proxy statement/prospectus reflect the results of Ovations from the date of its acquisition in January 2021.
●	The Egencia Acquisition, which was completed on November 1, 2021, (i) substantially enhances our capabilities in the SME segment to significantly broaden our addressable client base; (ii) complements our SME value proposition with Egencia’s software solution specifically built for “digital-first” SME clients who want a seamless program that delivers full traveler tools and control at a lower cost; and (iii) provides leading edge traveler and client experience, as well as innovation capability powered by an experienced, proven travel technology talent base. For additional information, see “Business of GBT — Egencia Acquisition.” Our historical results included in this proxy statement/prospectus do not reflect the results of the Egencia Acquisition.

GBT’s operations are headquartered in London, United Kingdom, and we currently have approximately 16,680 employees worldwide (including Egencia) with a proprietary presence or operations in 31 countries. We service clients in the rest of the world through our TPN. According to GBTA, the 31 countries in which we have a proprietary presence represent approximately 86% of business travel spend worldwide, including Egencia.

During the years ended December 31, 2019 and 2018, we generated TTV in excess of $29.0 billion and $26.4 billion, respectively, resulting in revenues of $2,119 million and $1,899 million, respectively, net income of $134 million and $26 million, respectively, and Adjusted EBITDA of $428 million and $311 million, respectively. As a point of reference, Egencia generated TTV of $8.4 billion and Ovation $1.2 billion in 2019; these amounts are not included the aforementioned result. See “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Operating and Financial Metrics — Non-GAAP Financial Measures” for additional information about our non-GAAP measures and a reconciliation to the most directly comparable financial measures calculated in accordance with GAAP. A discussion of the impacts of the COVID-19 pandemic on our 2020 performance, mitigating actions taken by us and potential implications for our future performance is discussed in more detail below under “Business of GBT — Recent Performance and COVID-19 Update.”

Although the COVID-19 pandemic significantly disrupted our operations in 2020 and 2021, during our years of normalized operations, we have delivered strong revenue and Adjusted EBITDA growth:

Key Factors Affecting Our Results of Operations

Industry Overview and Competitive Landscape

Over the past 60 years, travel and tourism has been one of the largest and fastest-growing economic sectors, representing $9.2 trillion in spend, or 10.4% of global GDP in 2019, according to the WTTC (“Travel & Tourism: Economic Impact 2021,” April 2021). The travel industry can generally be divided into two sectors: (i) the leisure travel sector, which serves individuals who make reservations for vacation and personal travel, and (ii) the business travel sector, which serves corporate clients that require travel by employees and other travelers for business needs and meetings. We focus primarily on the business travel sector.

According to GBTA, global business travel was an estimated $1.4 trillion industry in 2019 with decades of historical secular growth through economic cycles. Through the last two economic cycles (2000-2019), global business travel spend grew by an estimated CAGR of 4.4% compared to 3.7% real global GDP growth rate over the same period (“GBTA BTI Outlook Annual Global Report & Forecast: Prospects for Global Business Travel 2020-2024,” January 2021, Global Business Travel Association). We believe this growth, in excess of real GDP growth, evidences the sustained role business travel plays as a driver of business and economic growth around the world. The COVID-19 pandemic severely restricted the level of economic activity around the world and has continued to have an unprecedented effect on the global travel industry, decreasing business travel significantly below 2019 levels. Accordingly, CAGR calculations that include the year ended December 31, 2020 and year ended December 31, 2021 are not presented in this proxy statement/prospectus because we do not believe those results are indicative of the Company’s normal operations and the travel industry more generally due to the impact of the COVID-19 pandemic. We believe the historical track record of growth and the emergent recovery of business travel as travel restrictions have been relaxed supports the fundamental growth drivers and long-term growth potential of business travel worldwide in the future. However, the profile, extent and timing of economic and travel recovery and the pace of future growth remains inherently uncertain given the nature of the COVID-19 pandemic and changes to business practices that may become permanent and reduce the need for business travel. There can be no assurance that any emerging growth patterns will continue or that we will replicate our historical growth in the future. For information on the impact of the COVID-19 pandemic on business travel, see “Business of GBT — Recent Performance and COVID-19 Update,” “GBT’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Key Factors Affecting Our Results of Operations — Impact of the COVID-19 Pandemic” and “Risk Factors — Risks Relating to Our Business and Industry.”

Business travel can be managed or unmanaged. Where business travel is unmanaged, travelers procure travel from, and are serviced by, B2C channels largely outside of corporate clients’ immediate oversight and control. Where business travel is managed, corporate clients choose a TMC through which its travelers procure travel and travel services. Through a TMC, corporate clients benefit from savings from demand aggregation, access to supplier content, effective fulfilment of corporate clients’ obligations to ensure the safety and well-being of their employees when traveling for business, and enhanced control over travel spending, among many other benefits.

We estimate that approximately 52% to 65% of business travel spend in the U.S., and approximately 40% of business travel spend in Europe, was managed in recent years. We believe that a majority of unmanaged business travel spend is driven by SMEs, which we believe provides us with a significant growth opportunity given our strong SME client base in B2B travel. Additionally, we estimate that the growth trends in our SME business, as well as the number of TMCs that currently focus on SMEs, indicate a greater demand for unmanaged travel by SMEs.

We are the world’s leading B2B travel platform based on 2019 TTV according to Travel Weekly. We estimate that the top 10 TMCs, including GBT and Egencia as separate entities, in aggregate accounted for approximately $120 billion in business travel TTV in 2019, or less than 10% of total business travel spend worldwide (“2020 Power List,” January 2020, Travel Weekly).

Many TMCs serve a mix of corporate clients. However, corporate clients have a range of different needs and priorities, and many TMCs focus on core capabilities aligned with the needs of their target clients. We differentiate our solutions to customers through a commitment to unrivaled choice through our portfolio of solutions, including specialist brands that target some of the most attractive segments in business travel; unrivaled value we deliver through comprehensive content and significant savings; and unrivaled traveler and customer experiences our platform offers across all our solutions and brands. We believe this differentiation is further enhanced by our brand promise – the Powerful Backing of American Express GBT:

●	Unrivaled Choice
●	Global Servicing with Sophisticated Capabilities: Many clients have global operations, and this is often combined with organizational size and complexity to drive a wide range of sophisticated travel program needs. Often this includes travel management at global and local level, a mix of insourced and outsourced processes and an ecosystem of tools and technology that varies for each client. Additionally, travel programs interface with processes and systems of other corporate functions (such as Finance, HR, sustainability, risk and compliance for example). We are differentiated by our complete solution designed to solve for this complexity: we support travelers and travel managers at a local and global level, through a consistent and flexible service infrastructure and technology backbone with a comprehensive stable of traveler service and travel management solutions configured for the client. The GBT offer spans complete outsourcing of an entire travel program for even the largest and most complex of our clients, to point solutions that seamlessly integrate into our clients’ travel management program and deliver on their specific needs.
●	SME-Focused Client and Traveler Service, Including Specialized Brands: SMEs typically request solutions that range from agile and turnkey to global and comprehensive. Our SME offers are tailored to SME client needs, for example, for an owner-managed SME, or a SME with operations in more than one country. Our SME value proposition is differentiated by being designed to provide the flexibility to meet this range of needs of SME clients. Our specialized Ovation and Lawyers Travel brands and the Egencia brand, provide even more focused offerings to segments within SME where this is important and valued.
●	Unrivaled Experience
●	Leading Human (24/7 global customer service) and Digital traveler and customer experience powered by cutting edge Proprietary Platform: Ownership of the digital experience is a critical success factor in many customer segments, as a simple, easy to use, intuitive traveler and client digital experience often drives the buying decision. We, through Neo and Egencia, are differentiated in this capability at global scale. Most new technology-based TMCs are focused on building this capability. We believe that our proven digital offer, which is further strengthened by the Egencia Acquisition, differentiates us to these clients. We believe that our ability to offer the seamless combination of digital experience with the expertise of our travel counselors and customer relationship managers is a compelling differentiator and provides us with leading value propositions in the most valuable customer segments.
●	Unrivaled Value
●	Comprehensive Content and Superior Value: While our clients have distinct service needs, the need for access to comprehensive content and best value through savings and amenities is ubiquitous across our client base. The GBT Supply MarketPlace delivers on this need with comprehensive content and superior value. The combination of solving the distinct needs of clients and travelers through tailored segment propositions and delivering the value of the GBT Supply MarketPlace across our entire client base underpins our differentiation.
●	The Powerful Backing of American Express GBT
●	We believe that operating to a higher standard in relation to the Environment, Social Responsibility and Governance is integral to our success with customers and suppliers, and to attracting and retaining the best talent in the industry and is the cornerstone of our brand promise.

We believe that we benefit from our proven track record, reputation for service, capacity and capability to adapt to emerging needs and ability to invest in better solutions, and that these attributes will continue to support our business in the future. In particular, we believe that the following long-term structural trends have emphasized the increasingly important role of a well-managed travel program in effectively and efficiently solving critical business problems:

●	A growing emphasis on employee safety and well-being and the need for robust, high-quality, sophisticated solutions that help businesses deliver on their obligations to employees when they travel, increasing employee satisfaction;
●	Corporate clients seeking partners with a demonstrated commitment to high-quality service despite periods of significant disruption and uncertainty;
●	The rising value of technology platforms that can adapt quickly to emerging needs and support an increasingly digitally enabled workforce, supported by investments in innovation;
●	Corporate clients demanding a higher standard of cybersecurity and data privacy and seeking partners committed to protecting client and traveler data;

●	Increasingly fragmented content, highlighting the attractiveness of a platform that delivers extensive access to content and simplifies the purchasing process;
●	Corporate clients continuing to seek more control and visibility over their travel program costs, which benefits TMCs that offer a broader range of content and higher savings; and
●	Corporate clients seeking partnerships with TMCs that share their ambitions for more responsible and sustainable travel with solutions and clear roadmaps that support these ambitions.

We believe that we benefit from these long-term structural trends by combining:

●	The world’s leading B2B travel platform by 2019 TTV;
●	A diverse brand portfolio;
●	A track record of exceptional client and traveler support;
●	Comprehensive and differentiated content and experiences that drive improved savings and value; and
●	Operations that meet high standards in cyber security, data privacy and sustainability.

Impact of the COVID-19 Pandemic

Since March 2020, the COVID-19 pandemic has severely restricted the level of economic activity around the world and has continued to have an unprecedented effect on the global travel industry. Government measures implemented to contain the spread of COVID-19, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo time outside of their homes, continue to limit business travel significantly below 2019 levels.

Global travel activity has since shown a recovery trend, but remained below 2019 levels as of February 2022. Nonetheless, even while travel activity remained low, the need for high-quality managed travel solutions that ensure safe and effective travel has increased and continues to increase. We believe this signals a change in the long-term structural needs of corporate clients, which will benefit us. This is evidenced by our record growth by newly won client expected annual value and growth in client satisfaction performance since March 2020, despite the disruption caused by the COVID-19 pandemic. Additionally, by addressing the increasingly sophisticated needs of corporate clients efficiently and effectively, we believe we further enhance our value to our travel suppliers. This is evidenced by the renewal of 80% of our top 20 travel supplier contracts at equal or better terms during 2020 and 2021, despite the COVID-19 pandemic. We believe this is a testament to our deep relationships with travel suppliers and our role as an increasingly valuable long-term partner in reaching and serving premium corporate demand.

We believe our decisive response during the COVID-19 pandemic to protect and continue to invest in our clients and travelers further strengthened our competitive position. We:

●	Rapidly adapted to a flexible operating model that consistently delivers a high standard of service while protecting business performance;
●	Continued to invest in our platform, focusing on key areas such as digital experience and e-commerce;
●	Further expanded our scale and capabilities through strategic acquisitions (such as Ovation and Egencia); and
●	Enhanced the resilience of our revenue streams and delivered significant cost efficiencies.

Given the emerging resurgence of travel, indicated by recent volume trends, we believe we are positioned to capitalize on these trends and strengthen our value proposition. A more detailed overview of the impact of the COVID-19 pandemic on the business travel industry and our performance is set forth below under “Business of GBT — Recent Performance and COVID-19 Update” and “GBT’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Key Factors Affecting Our Results of Operations — Impact of the COVID-19 Pandemic.”

Value Proposition

We serve and create value for clients, travel suppliers and Network Partners in two ways: (i) by enabling an efficient marketplace for travel transactions through traveler service, content and distribution; and (ii) by offering a suite of products, technology and professional services that enable effective and efficient management of corporate travel programs.

Amex GBT Value Proposition: Provide Solutions to Critical Problems for Customers, Travelers, and Suppliers

Clients: As of February 2022, we served approximately 19,000 corporate clients spanning a wide range of end markets, including business and financial services, industrial, technology, healthcare, legal and other industries. During 2018 and 2019, less than 40% of customer driven revenue, including supplier revenue, was generated by our top 50 clients and no single client accounted for more than 3% of such revenue.

We deliver:

●	A single source for content (including flights, hotel rooms, car rentals and other services) from our expansive network of travel suppliers;
●	A combination of broad content choices, differentiated GBT content and amenities (the “Preferred Extras”) and client-specific sourcing programs that drive meaningful savings relative to unmanaged travel programs and other TMCs;
●	Omnichannel (online, voice, mobile) tools to seamlessly book and plan complex itineraries, as well as full integration into Neo and other third party expense platforms;
●	24/7, high-touch, global customer service;
●	A full suite of travel management tools and services, including (i) traveler care tools designed to help ensure the safety and well-being of travelers, (ii) travel spend analysis, travel policy development and governance, (iii) consulting with respect to responsible travel and environmental sustainability and (iv) offerings to partially or fully outsource clients’ travel program, including procurement, consulting and operations;
●	End-to-end integration into client environments to facilitate compliance, human resources, finance and administrative functions; and
●	Extensive meeting and event planning capabilities, including preparing event proposals, budgeting, venue sourcing, research and coordination among other services under the American Express Meetings & Events brand (which will be transitioned to the American Express GBT Meetings & Events brand effective upon consummation of the Business Combination) and the Banks Sadler brand.

We focus on key client segments, which are serviced through our portfolio of brands, each of which we believe has a leading value proposition in its respective target segments. As of December 2021 (and excluding Egencia), our corporate client base included:

●	40 of the BTN Corporate Travel 100, the top 100 corporations in the U.S. by business travel spend (“2020 Corporate Travel 100,” October 2020, Business Travel News);
●	Five of the 10 largest US Banks (Federal Financial Institutions Examination Council, largest holding companies by total assets as of 30 June 2021); five of the top 10 largest Pharmaceutical Companies by revenue (Pharmaceutical Executive, Volume 41, Issue 6, June 2021); three of four Big Four Accounting Firms;
●	Five of the top 10 “best companies to work for” (“Fortune 500” and “100 Best Companies to Work For,” 2021, FORTUNE); and
●	Many of the most valuable corporations in Europe, including 19 of the FTSE 100, 11 of the DAX 30 and 16 of the CAC 40.

We estimate SMEs represented approximately 40% of our 2019 TTV. The SME segment is highly competitive and fragmented, but we believe we have one of the most compelling offerings to SME client bases in B2B travel. Through our Ovation and Egencia acquisitions in 2021, we have reaffirmed our commitment to building a leading presence in the SME segment. Our SME-focused brands are also well positioned in premium segments and across various industries. For example, 58 of the AmLaw 100 law firms are Lawyers Travel and American Express Global Business Travel clients (“The 2021 Am Law 100: Ranked by Gross Revenue,” April 2021, The American Lawyer).

Travel Suppliers: Our travel suppliers include airlines, individual hotels and hotel groups, hotel aggregators, car rental companies, rail transportation providers and all three major GDSs. Our longstanding and valuable supplier relationships allow us to benefit from our marketplace with one of the largest concentrations of premium demand in travel. We believe that business demand is differentially important to travel suppliers due to their higher profitability and the high costs of marketing to and serving this demand directly. We are not only one of the largest single sources of business travel demand globally in terms of TTV, but we believe we also have a higher value (in terms of average ticket value and share of first and business class cabins) client base compared to the typical B2B travel benchmark.

Our value to travel suppliers is built on efficient access to premium business travelers, combined with solutions that help them effectively market their content and service offerings, including:

●	A technology platform distributing content to our approximately 19,000 corporate clients across a wide range of POS;
●	Managing a highly complex retail environment on behalf of travel suppliers, including client-specific content, fares and POS integrations;
●	Analytics and other solutions that help travel suppliers make better retail decisions;
●	Acting as an extension of the supplier salesforce to our clients; and
●	Superior capabilities that allow us to service those clients in challenging or unpredictable environments.

We believe we offer access to and service this premium demand more cost-effectively, and with a broader and deeper value proposition, than travel suppliers could themselves. We allow travel suppliers to avoid significant investment in marketing, technology, servicing resources and infrastructure. This in turn helps drive superior value and economics for travel suppliers and our clients who benefit from savings and extra amenities and perks, such as complimentary Wi-Fi, breakfast, last-room availability and loyalty benefits, compared to publicly available fares.

Network Partners: Through GBT Partner Solutions, we extend our platform, including our negotiated content, supplier contracts and distribution and POS retailing technology to more than 250 Network Partners. We believe the GBT Partner Solutions value proposition is compelling for Network Partners by providing:

●	Significantly improved revenue capacity through better content management and retailing capabilities;

●	Differentiated content and experiences that distinguish our Network Partners from their competitors; and
●	Technology designed to solve critical problems for TMCs that are less capable of making these investments.

Business Model

As noted in the graphic below, our value proposition creates our competitive advantage and is driven by the synergies that drive value for all users of our platform.

GBT Flywheel

●	We deliver value to all our clients through our high-quality service, comprehensive and exclusive content and experiences, savings on travel spend and differentiated technology-enabled solutions. We deliver this through the compelling combination of tailored value propositions targeted at attractive client segments in business travel reinforced by dedicated brands, and the significant value created by the GBT platform that powers our brands and Network Partners.
●	We have one of the largest concentrations of premium demand in travel worldwide. Business travel is important to travel suppliers due to its significant contribution to profitability driven by more first and business class cabin bookings, fewer advance purchases and more flexible tickets. By aggregating business travel demand, we are a valuable partner to travel suppliers.
●	Our platform provides travel suppliers with efficient access to our valuable client base, creating a strong incentive for travel suppliers to deliver more content, better experiences and increased savings. Serving high value corporate clients is a significant investment in technology, service resources, infrastructure and capabilities. The volume of business travel we manage and our efficient platform enables us to make and sustain this investment at compelling economics for both clients and travel suppliers. This creates margin headroom for travel suppliers to offer differentiated value through savings, content and experiences commensurate with the differentiated value of this demand to them. These savings and benefits make our value proposition even more compelling for our clients. Moreover, we benefit from premium economics and capacity to invest in our platform and in inorganic expansion of platform scale and capability. Our clients and suppliers benefit from the incremental value created by these investments through more services and solutions, better client and traveler experiences and a more efficient platform.
●	Our end-to-end ownership of our technology platform, from connectivity to sources that supply to our POS, allows us to deploy investments efficiently and generate extensive benefits for our clients and travel suppliers. In addition, our strategic acquisitions help us build scale and add capabilities. We believe that our continued innovation and development of our platform makes us more competitive.

Our Revenue Model

We generate revenue in two primary ways – (1) fees and other revenues relating to processing and servicing travel transactions (“Travel Revenues”) received from clients and travel suppliers and (2) revenues for the provision of products and professional services not directly related to transactions (“Product and Professional Services Revenues”) received from clients, travel suppliers and Network Partners.

Travel Revenues: Travel Revenues, which comprised 76% of our revenue in 2019, include all revenue relating to servicing a travel transaction, which can be air, hotel, car rental, rail or other travel-related bookings or reservations, cancellations, exchanges or refunds. The major components of our Travel Revenues are:

●	Client Fees: We typically charge clients transaction fees for arranging travel.
●	Supplier Fees: Travel suppliers pay us for distributing and promoting their content. The mechanism varies by supplier, but the amount is usually a volume-linked fee. This includes fees from the three major GDSs.

Product and Professional Services Revenues: We receive revenue from clients, travel suppliers and Network Partners for using our platform, products and value-added services, which comprised 24% of our revenue in 2019.

●	Management Fees: Many clients request a contractually fixed, dedicated staffing pool to serve their travelers for part or all of their business travel. In these cases, we use a cost-recovery-plus-margin pricing structure instead of a transaction fee. Client management resources and overhead allocations are also included in this management fee.
●	Products Revenues: We provide a broad range of business travel management tools used by clients to manage their travel programs. Revenue for these solutions usually takes the form of recurring subscriptions or management fees.
●	Consulting and Meetings and Events Revenues: Consulting revenues (including outsourcing to us of part, or all, of a client’s travel program management) are usually a fixed fee for delivery of a certain engagement (such as company travel policy design). Meetings and events revenue is based on fees for booking, planning and managing meetings and events.
●	Other Revenues: Other revenues typically include certain marketing and advertising fees from travel suppliers, as well as direct revenues from our Network Partners (excludes certain supplier fees that are indirectly driven by Network Partners’ contribution to aggregate volumes).

Technology

Since the formation of the JV in 2014, we have spent more than $600 million on product and platform, excluding Egencia, to create a global platform that powers travel distribution, servicing and corporate travel programs. We continue to implement focused, high-impact enhancements to our technology platform and solutions in order to continually improve our value proposition to our clients, travel suppliers and Network Partners.

Technology Investments Create a Sustainable Competitive Advantage

Our technology investment has centered on three key strategic goals:

●	Creating a custom-built technology infrastructure to power our platform and maintain robust privacy and data security;
●	Developing an omnichannel core platform capable of powering a global travel program at scale, including an e-commerce platform that provides content for our clients and seamless distribution for our travel suppliers; and
●	Creating seamless travel experiences founded upon an integrated suite of digital products.

We began with a product and technology strategy to own all core needs and develop a modern, agile, flexible, globally consistent and secure platform. In 2016, we released the first (1st) phase of our omnichannel core platform, which today consists of our global profile solution, global trip record repository, and GBT Supply MarketPlace with content and an expansive data repository that houses most of our trip and traveler data. The core platform is designed to support our own proprietary solutions as well as an ecosystem of third party products and solutions in order to offer clients the broadest choice in how they design and configure their travel programs.

In 2018, we completed the full separation of our infrastructure from American Express, including our global telephony systems and network.

Over the last two years, we have accelerated our strategy of delivering capabilities to our clients, travel suppliers and Network Partners. We relaunched KDS (acquired in 2016) as NTG in 2019. NTG is our innovation engine and the center of excellence for all of our digital and e-commerce development. In 2020, we added new features to support clients and travelers during the COVID-19 pandemic, such as Travel Vitals, which delivers critical travel information and advisories.

With the completion of the Egencia Acquisition, we strengthened our digital and e-commerce capabilities; Egencia brings a compelling and integrated end-to-end B2B software solution to our clients. The synergies we gain from the Egencia Acquisition are underpinned by a platform and innovation capability designed to serve travelers and clients with a differentiated digital experience in target segments, and is highly complementary and accretive to our business. For additional information, see “Business of GBT — Egencia Acquisition” and “Certain Relationships and Related Party Transactions — GBT Related Person Transactions — Arrangements with Shareholders — Arrangements Relating to GBT’s Acquisitions of HRG and Egencia.”

We currently offer over 50 distinct technology-enabled products intended to address specific, high-impact problems for our clients. In addition to these capabilities, we support seamless integrations with over 100 third party solutions that are commonly used by our clients. Our products and third party integrations continue to grow as travel programs and needs evolve, and our core platform is central to our ability to quickly and efficiently develop, deploy and improve solutions across our client base globally.

We have a robust set of global capabilities that meet the needs of some of the most sophisticated global travel programs as well as the most digitally savvy frequent travelers. Travel management solutions include policy and compliance management, trip approvals, unused ticket management, full featured reporting (including data, analytics and insights), traveler care tools designed to help ensure traveler safety and well-being, and continuous rate search. For the traveler, a digital suite of solutions enables information, communication, booking and travel management where they want it to be: online, on mobile and by e-mail, as well as by chat with travel counselors through GBT’s Mobile App, iMessage, Android Message, WhatsApp and additional channels. Our platform also supports our travel counselors, which enables personalized servicing, proactive traveler care (we reach out to travelers during disruptions before they even know to call us) and robust transaction services all supported by workforce management tools.

Our Competitive Strengths

We attribute our success and historical performance to the following key strengths that we believe differentiate us from our competition:

●	World’s leading B2B travel platform by 2019 TTV with a multi-brand portfolio serving corporate clients (“2021 Power List,” June 2021, Travel Weekly);
●	High-quality client base with track record of attractive retention rates and new business growth;
●	Traveler-centric, omnichannel service model;
●	Relationships with top-tier travel suppliers driven by value proposition;

●	Cutting-edge proprietary technology platform seamlessly integrated into our operations;
●	Industry-leading standard of sustainability;
●	Attractive financial profile with diversified revenue streams and a flexible cost structure; and
●	Management team with industry-leading experience.

World’s Leading B2B Travel Platform by 2019 TTV with a Multi-Brand Portfolio Serving Corporate Clients

According to Travel Weekly, based on 2019 TTV, we are the world’s leading B2B travel platform and one of the leading platforms in travel (after leading B2C travel platforms such as Trip.com Group, Expedia Group and Booking Holdings). We offer solutions for demand and supply fragmentation, designed to provide travel suppliers with a cost-efficient channel to reach corporate clients and business travelers, and we own parts of the distribution value chain, including technology, that enable us to differentiate our service and deliver excellence in client and traveler experiences. We deliver an expansive suite of professional and technology services to clients in addition to superior traveler services. We believe these capabilities and services increase the value of our B2B model.

We distinguish ourselves from other B2B travel providers through our multi-brand portfolio that targets premium demand segments in business travel with tailored and leading value propositions.

We serve a range of corporate clients and offer complete business travel solutions that can be designed and configured around client needs and fully integrated into client environments.

Our Ovation and Lawyers Travel brands focus on SME solutions. These brands specialize in providing high-touch service at scale with deep strength in selected industries, including the legal, private equity and entertainment industries.

Egencia is focused on integrated software solutions for SMEs. The Egencia platform is simple and easy to use, provides the “look and feel” of a consumer platform for travelers, and features intuitive integrated travel management solutions. Egencia was designed and built as a software solution for SMEs.

We supplement our portfolio of leading brands, which target attractive segments in B2B travel, with our GBT Partner Solutions proposition. We believe that the combination of our brands and partner solutions provides us with growth options, scalability and capacity for investment in our platform that powers the GBT Flywheel and distinguishes us from our competitors.

High-quality Client Base with Track Record of Attractive Retention Rates and New Business Growth

Through our multi-brand portfolio, we serve a broad range of corporate clients globally. As of February 2022, we served approximately 19,000 corporate clients worldwide across a diverse range of industries including, among others, business and financial services, industrial, technology, healthcare, legal and other industries. Our brand value propositions are tailored to meet the sophisticated needs of business travel clients, which in turn are valuable to our travel suppliers.

We believe the strength of our value proposition is demonstrated by our track record of attracting and retaining premium demand corporate clients. Our client retention rate was over 95% in 2019. The average tenure of our top 100 clients by TTV is approximately 16 years with more than 81% of our client relationships having a tenure of more than five years. In addition to maintaining our existing clients, our expected annual value from new client wins averaged approximately $2.6 billion over the past three years, with an average win / loss ratio of 2.2x. The foregoing figures do not include Egencia or otherwise relate to the Egencia Acquisition.

Our commitment to supporting our clients through the COVID-19 pandemic has enhanced our value proposition and strengthened our brand and reputation, as demonstrated by our increased win rate and client satisfaction ranking in 2020. Specifically, the net promoter scores (“NPS”), which measure customer experience and are an indicator of our ability to win new customers and grow with existing customers, are 56 and 52 for Egencia and GBT respectively, each of which are at least three points higher than the closest competitors. In addition to maintaining our strong client retention results, in 2020 we achieved our highest client growth by newly won client expected annual value since the formation of the JV in 2014.

Traveler-Centric, Omnichannel Service Model

We are proud to offer our travelers 24/7 customer service anywhere in the world through a number of service channels. In 2021, 74% of our transactions were through digital channels (such as online booking tools (“OBTs”), the GBT mobile app and instant messaging), including Egencia. Alongside our digital channels, our agent facilitated channels have played a critical role is supporting travelers seeking the expertise and support of our travel counselors in navigating a more complex travel environment.

Our platform is channel-agnostic, ensuring travelers and clients benefit from the full range of our content, savings and solutions regardless of how they choose to engage with us. Where it is valued by our clients, our platform also integrates seamlessly with all major third party OBTs as well as Neo, further enhancing our flexibility.

Our travel counselors are experienced specialists in B2B travel and provide 24/7 global support capabilities. Our service constructs are flexible to match client needs. Within our global client solutions, our tools and infrastructure allow travel counselors to serve any client or traveler anywhere, to the high standard our clients expect of us. Where our clients require deep, personal knowledge of their business and travelers, we dedicate travel counselors to their account and offer on-site service.

Our service footprint includes 31 countries where we have a proprietary presence or operations. Our TPN, which is integrated into our infrastructure and platform, extends this service footprint to our clients in the rest of the world. This broad geographic reach allows us to offer streamlined access to a consistent portfolio of services across the globe and a differentiated local service where such service is needed and valued by the traveler and client.

Our traveler interactions are captured within and powered by our core platform, which is fully integrated into all service channels. This allows seamless, simple and efficient cross channel engagement for our travelers (for example, booking a trip through the OBT, changing the itinerary by calling a travel counselor and rebooking a connecting flight through messaging). In 2020, we acquired 30STF, a cutting-edge AI and machine learning enabled messaging tool, to further enhance our capabilities.

Relationships with Top-Tier Travel Suppliers Driven by Value Proposition

We believe that our longstanding supplier relationships, built on a track record of delivering premium demand, improving profitability and meeting supplier objectives, differentiate us from our competitors. These relationships include airlines, hotel groups and individual hotel properties, content aggregators, including Expedia Partner Solutions (“EPS”) and Booking.com, all three major GDS platforms, car rental, rail, ground transportation companies and many other travel suppliers.

Travel suppliers value business travel demand due to a higher proportion of first and business class cabin bookings, fewer advance purchases, more flexible tickets and more long-haul international bookings, all of which drive superior economics and profitability. For example, according to Skift Research, business travelers may have driven 55% to 75% of profits for major airlines prior to the outbreak of the COVID-19 pandemic, even though they represent a minority of bookings. As the world’s leading B2B travel platform by 2019 TTV, we offer travel suppliers access to one of the largest aggregations of this premium demand in the travel industry. Moreover, we believe the composition of our bookings is uniquely valuable compared to typical B2B bookings. Due to the nature and mix of our client types, our clients typically choose premium tickets that we estimate are on average approximately 40% higher than the average TMC booking. In addition, more than half of our TTV related to air travel is derived from first and business class cabin bookings.

We offer travel suppliers efficient access to this premium demand. For example, we estimate that the total distribution cost through us is comparable (as a percentage of booking value) to the reported selling costs for at least our top five airline clients and even more cost-effective when considering the technology investment and servicing cost savings our travel suppliers realize.

These high value relationships and economics are powered by the GBT Supply MarketPlace, our unified platform encompassing the GDS and non-GDS content aggregation that connects all of our travel suppliers and content to the POS our clients and travelers use. We believe this provides value to travel suppliers by eliminating the need to invest in complex corporate client POS environments while also providing them with the capabilities they need to market, promote and sell their content, products and services effectively.

We have extensive experience working closely with travel suppliers to deliver their objectives and create value for clients. We have a dedicated team of proprietary content acquisition and revenue management specialists providing data insight, backed by advanced optimization tools and data analytics that deliver compelling solutions to travel suppliers.

The value proposition, strength and sustainability of our travel supplier partnerships is further demonstrated by the extension of 16 of our top 20 supplier contracts by 2019 revenue at equal or better terms since the start of the COVID-19 pandemic. On average these extensions run through 2023. Moreover, in 2020 we collected 99.5% of supplier fees owed to us during that year, including fixed and variable fees, demonstrating the strength of our relationships and business model.

We believe our offerings create a strong incentive for travel suppliers to deliver more content, experiences, and savings specifically for our clients. This includes Preferred Extras that are not available to the general public, which provides clients with value through extra amenities and savings from exclusive fares. For example, in 2019, more than 90 airlines and more than 60,000 hotel properties participated in the Preferred Extras program, with clients benefiting from an average saving of approximately 7% compared to public fares when they used Preferred Extras content, in addition to benefiting from extra amenities and perks such as free Wi-Fi, breakfast, last-room availability and loyalty benefits.

Cutting-Edge Proprietary Technology Platform Seamlessly Integrated into our Operations

Corporate clients and travelers expect a single integrated global platform to drive seamless experiences and integration with their chosen systems. Our approach provides a differentiated mix of a full end-to-end proprietary solution set as well as a flexible architecture integrating the myriad third party solutions that our clients request. We believe the capacity to offer both end-to-end proprietary solutions and global, seamless integrations is a differentiator relative to our competitors.

Our core platform is the foundation of our ability to deliver this value. The core platform sits at the heart of our business and is custom-built to integrate with our solutions and the technology ecosystems of corporate clients, travel suppliers and technology partners, providing seamless experiences and technology-enabled solutions. The core platform demonstrates how the GBT Flywheel enables enhanced investment in our technology to drive better outcomes for our clients and travel suppliers.

By increasingly owning both the traveler experience (whether through Neo, GBT Mobile or Chat) and the distribution technology (through the GBT Supply MarketPlace), we deliver content to travelers the way they want it. This technology makes us one of the few TMCs to have a full digital POS solution and content delivery technology. Our technology allows us to control our digital roadmap, including with respect to content aggregation, and user experiences with merchandising and retailing of content to generate the maximum benefit for travelers, clients and travel suppliers. Owning this technology drives efficiencies in our own operations and provides us with a unique position in the marketplace by supporting the distribution needs of travel suppliers, as well as enhancing the quality of the user experience and driving savings for our clients and their travelers.

On top of the platform is a full digital solution set, for both traveler satisfaction and productivity enhancement. This allows us to offer self-service solutions or agent facilitated interactions through all the channels that travelers want: online, through GBT’s Mobile App or through e-mail or chat. We also have end-to-end digital solutions that enable full travel spend visibility, control and compliance and support our clients’ travel management needs, such as traveler tracking, reporting and insights, travel approvals, continuous rate search and unused ticket tracking. We continuously build on our expansive data repository and we deploy extensive data analytics, including sustainability metrics, to generate actionable insights and improve our products. Our proprietary technology utilizes data analytics capabilities to enhance travel program insights and create a more personalized user experience, which we believe will drive our client reach.

We also offer clients the ability to integrate third party solutions such as SAP Concur. We seamlessly integrate these solutions, as well as links to core client systems, such as finance and HR applications, via our flexible Application Programming Interfaces to drive consistent client and traveler experiences. By doing so, we can quickly adapt to client needs while also maintaining robust information security, privacy and compliance safeguards.

Egencia is a strong strategic fit with the GBT platform. The Egencia platform was built as a fully integrated B2B travel software solution. It is differentiated from GBT’s historical solutions because it primarily focuses on digital-first clients (more than 90% of transactions were served through digital channels in 2021) who value a simple, easy to use and integrated standardized end-to-end solution. This approach is highly complementary to the GBT platform, which is modular solution primarily focused on flexibility and configurability of service offerings.

Industry-Leading Standard of Sustainability

Our clients are some of the most forward-thinking leaders on corporate environmental and sustainability issues. We share our clients’ ambitious sustainability goals and together we strive to define the future of eco-friendly travel.

Our sustainability roadmap echoes our clients’ sustainability aspirations. We provide expertise and an efficient marketplace for green business travel and strive to be a catalyst for, and enabler of, industry wide progress. We also live by our commitment to sustainability. We believe we are one of the first global TMCs to offset 100% of the carbon emissions for our own employee business travel. In 2020 and 2019, we achieved carbon neutrality for our employees’ business travel by purchasing and retiring carbon credits sufficient to account for the estimated carbon emissions associated with our employees’ business travel for the applicable years. To promote our and our clients’ mutual commitment to a more sustainable future for business travel, we are proud to offer an expanding suite of sustainable travel services and solutions, including:

●	Proprietary tools for measuring carbon footprint and options to filter travel by carbon emission levels built into Neo;
●	Access to carbon offset programs that enable our clients to purchase carbon offsets directly;
●	Industry-leading sustainability consulting, analytics and meetings and events proposition, including Green Compass; and
●	Solutions designed to decarbonize the travel sector, including solutions for increasing the supply and use of sustainable aviation fuel in business travel in collaboration with our clients and industry partners.

Attractive Financial Profile with Diversified Revenue Streams and a Flexible Cost Structure

Our types and sources of revenue are highly diversified. We receive revenue from clients, travel suppliers and Network Partners for air, hotel, car rental, rail or other travel-related transactions as well as a broad range of non-transaction related products and services. No single client accounted for more than 3% of our revenue in 2018 and 2019, the last two years of normalized operations.

Travel Revenues are primarily driven by transaction volumes, with volume floors included in many client contracts. Product and Professional Services Revenues, which constituted 24% of our total revenue in 2019, 41% of our total revenue in 2020 and 42% of our total revenue in 2021, are not directly driven by transaction volume. This revenue mix allows us to mitigate volume downside risk while benefiting from growth in our business as well as the underlying growth in the B2B travel industry.

Business resilience is further enhanced by our flexible cost structure, enabling us to quickly and efficiently react to changes in the demand for travel management services. For information regarding the cost-reduction measures we took in response to the COVID-19 pandemic, see “Business of GBT — Recent Performance and COVID-19 Update” and “GBT’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Key Factors Affecting Our Results of Operations — Impact of the COVID-19 Pandemic.”

Management Team with Industry-Leading Experience

We are led by a highly experienced management team with a track record of delivering results. The team has diverse backgrounds and experiences, both from inside and outside the travel industry. They have successfully managed the business through the formation of the JV, as well as through several acquisitions and transformations, while delivering consistent growth. They have also deftly managed the challenges of the COVID-19 pandemic together, taking roles as industry leaders in supporting the emerging resurgence of travel, and have the expertise and leadership required to execute on our growth strategy.

Our Growth Strategy

We believe GBT has significant runway for growth and margin expansion opportunity, enabled by our differentiated industry position. Our growth strategy is focused on realizing this opportunity through multiple levers to drive growth, accelerating our new wins with our strengthened value proposition and industry tailwinds from increased need for high quality managed travel solutions, growing our leadership in the large and fast-growing SME segment, further benefiting from shifts towards managed travel in these segments, delivering further value through M&A and expanding our GBT Partner Solutions business. We are also positioned to be a more profitable business and drive margin expansion through $235 million of structural cost reductions enabling higher underlying margins compared to 2019, a proven approach to delivering synergies to drive value from recent and future M&A, a modern and agile technology platform well-equipped to drive sustained productivity improvements and increasing exposure to the high margin SME segment.

We regularly consider acquisition opportunities as well as other forms of business combinations. Historically, we have been involved in numerous transactions of various magnitudes, for consideration which included cash or securities or combinations thereof. We are continuing to evaluate and to pursue appropriate acquisition and combination opportunities as they arise in the expansion of our operations. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. As part of our regular on-going evaluation of acquisition opportunities, we are currently engaged in a number of unrelated preliminary discussions concerning possible acquisitions. We are in the early stages of such discussions and have not entered into any agreement in principle with respect to any possible acquisitions not expressly described in this proxy statement/prospectus. The purchase price for possible acquisitions may be paid in cash, through the issuance of equity, the incurrence of additional indebtedness, or a combination thereof. Prior to consummating any such possible acquisition, we, among other things, will have to satisfactorily complete our due diligence investigation, negotiate the financial and other terms (including price) and conditions of such acquisitions, obtain necessary consents and approvals and, if necessary, obtain financing. Furthermore, our ability to consummate and finance acquisitions may be limited by the terms of our existing or future debt arrangements. We cannot predict if any such acquisition will be consummated or, if consummated, will result in a financial or other benefit to us. See “Risk Factors — Risks Relating to Employee Matters, Managing Our Growth and Other Risks Relating to Our Business — We may be unable to identify and consummate new acquisition opportunities, which would significantly impact our growth strategy.”

Capitalize on our Differentiated Value Proposition and Technology Platform

Since the formation of the JV, we have invested more than $600 million in product and platform, excluding Egencia, to deliver the leading B2B travel platform, including exceptional traveler experience and leading travel program management tools and capabilities. Our proprietary technology utilizes data analytics capabilities to enhance travel program insights and create a more personalized user experience, which we believe will drive our client reach. We intend to expand our value proposition through the continued integration of travel and expense and payment tools. In addition, the GBT Supply MarketPlace aggregates and optimizes content delivery, which we believe will solve critical problems for corporate clients, travel suppliers and Network Partners.

With increased capabilities and functionality, we can deliver more value for our clients and potentially capture a higher share of travel spend from our clients. Our efforts are evidenced in strong retention and business growth rates. We believe that continuing to invest in our digital transformation will also improve client satisfaction while reducing costs. We plan to continue expanding our technology suite in order to seamlessly deliver on clients’ needs in each target segment and to execute on opportunities designed to further improve profitability.

Strengthen Position in Global and Multinational Segment

We believe our value proposition to corporate clients was strengthened by the COVID-19 pandemic, which underscored our high-quality service and created a flight to service quality, where quality of service became highly prioritized as a critical buying factor. As a result of this paradigm shift, 2020 was a record year for growth by newly won client expected annual value and growth in client and traveler satisfaction performance. We provide one of the most complete business travel solutions for corporate clients, and we believe our differentiated value proposition will enable us to continue to grow in this segment. Corporate clients require sophisticated capabilities on a global scale, and we believe that we can deliver them through our platform and solutions, high-quality traveler service and suite of professional services.

We plan to continue to grow through new client wins and expanding upon our existing relationships by providing more comprehensive solutions, including meetings and events planning, consulting, outsourced services and more products and technology that are integrated into our clients to provide the best possible experience and value.

Accelerate Penetration in SME Segment

We are focused on growth in the SME segment, which we believe represents a large and profitable opportunity for our business. In 2019, estimated U.S. SME Total Travel Spend was approximately $180 billion, including both significant managed and unmanaged spend. We believe a significant portion of the U.S. SME segment is unmanaged, representing a large growth opportunity.

Ovation (including the Ovation and Lawyers Travel brands) and Egencia, are two of our SME-focused acquisitions in 2021 that demonstrate our commitment and ability to execute in the SME segment. Ovation and Lawyers Travel are leading solutions for the high-touch segment where personal, human service remains a key buying criterion. Egencia is a leading SME software platform where a largely self-service model is desired. GBT, together with Ovation and Egencia, has the capability of serving SMEs with a variety of solutions designed to meet their needs.

We also recently launched Neo1, a fully self-registered SME expense management tool in the UK in 2020 and in the U.S. in 2021.

With these two businesses and our SME expense management tool, we intend to unlock significant potential in the SME segment through new business development with unmanaged clients and increasing value with our existing client base.

Accelerate the Deployment of our Partner Solutions Platform

We believe there is significant opportunity to further expand our GBT Partner Solutions platform to serve other TMCs and drive high-margin growth due to the high degree of fragmentation within the travel industry. We believe there is strong demand for partnerships driven by investment constraints of other TMCs, content fragmentation and the increased technology needs of the client. We view GBT Partner Solutions as an opportunity to appeal to unmanaged SME clients through our Network Partners while further establishing us as an important outsourced supplier to the industry for premium products, services and content.

With increased scale through third party travel agency partnerships, we can improve our broader economics from a larger aggregate volume base, increased ROI and broadened geographic reach with a more global footprint. This has helped increase the scale of our platform and provided attractive margins and capital efficient growth.

Pursue Strategic and Accretive M&A

We have historically built scale and added capabilities through M&A activity and expect to continue to pursue strategic opportunities to complement our platform. We have demonstrated an ability to execute accretive and synergistic acquisitions as well as integrate and fundamentally improve our acquired businesses.

We intend to broaden our family of brands and our geographic reach, which will allow us to add more corporate clients and travel suppliers to our platform, driving top-line growth as well as enhancing our technology capabilities and value proposition to deliver increasing value across our client base. We actively monitor and evaluate our M&A pipeline across all our strategic pillars for key opportunities in SME, high growth regions and technology capabilities. Our industry is highly fragmented with hundreds of TMCs, providing a large and attractive pool of potential M&A opportunities. We believe there remains significant M&A opportunity in the business travel industry and adjacent industries that could continue to create growth opportunities for us in the future. This provides a large opportunity to target strategic acquisitions, joint ventures and partnerships to improve our geographic footprint and capabilities. We may be required to raise additional capital through new equity or debt financings or the incurrence of additional indebtedness to support our acquisition strategy.

Earnings Growth Through Productivity and Automation

We have ongoing digital transformation and automation initiatives to increase efficiency in the wake of the COVID-19 pandemic. For example, by bringing more solutions from our core platform into our travel counselor toolkit, we can automate more processes, as well as create more self-service and “co-pilot” solutions for travel counselors that combine automation with human service. We believe this type of servicing delivers the best of both worlds in achieving traveler satisfaction and efficiency.

Together, these initiatives will enable us to deliver a higher level of service, thus benefiting clients, travelers and our business. Combined with the $235 million in structural cost reductions delivered over the 2020 and 2021 period, we believe GBT is also positioned to realize and maintain higher margins going forward.

Egencia Acquisition

The Egencia Acquisition was consummated on November 1, 2021, and Expedia became an indirect holder of approximately 19% of the equity interests of GBT, excluding GBT Preferred Shares, GBT Profit Shares, GBT MIP Options and GBT MIP Shares.

The Egencia value proposition focuses on clients that value a software solution and a primarily digitally delivered self-service model. Egencia is a compelling globally consistent solution that is custom-built to solve for the critical needs of these clients.

●	At the heart of the value proposition is easy to use and intuitive self-service technology for the traveler, the travel arranger and the client.
●	Integrated solution, including a proprietary online and mobile booking and trip management experience and full suite of self-service travel management tools powered by both Expedia content and GBT Supply MarketPlace, provides full ownership of the traveler and client experience.

●	Extensive automation and data environment power a highly digitalized service platform, using modern machine learning and AI solutions in a data-science driven approach.
●	The digital solution is supplemented by a streamlined traveler and client support infrastructure, offering 24/7 support through our highly qualified travel consultants.

The Egencia solution, footprint and capabilities are complementary to GBT’s business and further accelerate GBT’s growth strategy. In particular, the Egencia Acquisition:

●	Substantially enhances GBT’s capabilities in the SME segment to significantly broaden its addressable client base;
●	Complements GBT’s SME value proposition with Egencia’s software solution specifically built for “digital-first” SME clients who want a seamless program that delivers full traveler tools and control at a lower cost; and
●	Provides leading edge traveler and client experience as well as innovation capability powered by an experienced, proven travel technology talent base.

On November 1, 2021, EAN.com LP, an affiliate of Expedia, entered into that certain Marketing Partner Agreement, which is a ten-year term marketing partner agreement with an affiliate of GBT to provide GBT’s clients with access to Expedia Group hotel content through the GBT Supply MarketPlace (the “EPS Agreement”). The EPS Agreement requires EAN.com LP to meet certain competitiveness thresholds with respect to the Expedia Group hotel content offered to GBT and requires GBT to satisfy certain share of wallet commitments to EAN.com LP (including the making of cash shortfall payments in the event of a share of wallet failure, subject to offset based on outperformance by GBT in subsequent periods). GBT’s share of wallet obligations are subject to adjustment for future acquisitions and dispositions and the failure of EAN.com LP to meet agreed competitiveness thresholds. EAN.com LP is entitled to a liquidated damages termination fee payment in connection with a termination resulting from (i) a material breach of the EPS Agreement by GBT after applicable notice and opportunity to cure, or (ii) a change of control of GBT that would materially adversely impact the performance of the obligations owed to EAN.com LP under the EPS Agreement.

As part of the Egencia Acquisition, on November 1, 2021, GBT Travel Services UK Limited entered into a Transition Services Agreement with Expedia, Inc. (the “Egencia TSA”), pursuant to which Expedia, Inc. (an affiliate of Expedia) and its affiliates provide certain transition services to GBT Travel Services UK Limited and its affiliates to facilitate an orderly transfer of Egencia from Expedia to GBT. The initial term of the Egencia TSA is eighteen (18) months. The initial term of each service is set forth in the Egencia TSA, and the term of certain services is subject to extension under certain circumstances. GBT Travel Services UK Limited has the right to terminate services for convenience upon prior written notice to Expedia, Inc. For services provided by Expedia to Egencia prior to the Egencia Acquisition, pricing under the Egencia TSA is determined in the same manner as pricing for such services was historically determined by Expedia, Inc. For services that were not provided by Expedia, Inc. to Egencia prior to the Egencia Acquisition, in general pricing is equal to the cost of providing such services. For 2021, the total cost charged to GBT was approximately $7.9 million.

The Egencia Acquisition represents GBT’s ninth (9th) acquisition since the formation of the JV in June 2014, demonstrating GBT’s ability to identify highly strategic targets and successfully execute on value- enhancing M&A.

Recent Performance and COVID-19 Update

The COVID-19 pandemic has caused material declines in demand within the travel industry and has consequently adversely and materially affected our business, results of operations and financial condition since March 2020. Historically, significant events affecting travel, such as the terrorist attacks of September 11, 2001 and the 2003 outbreak of SARS, have an impact on booking patterns, with the full extent of the impact generally determined by the length of time the event and related government and societal reactions influence travel decisions. However, after each event business travel spend has recovered and continued to grow. The COVID-19 pandemic has had a significant adverse effect on the travel industry, global travel bookings and on our business, financial condition and operating results. Some adverse effect is likely to continue until the spread of COVID-19 is further contained and may continue thereafter, particularly if government regulation of, and employer and employee attitudes toward, business travel change in a lasting way. In addition, due to the COVID-19 pandemic, the adoption of teleconference and virtual meeting technologies significantly increased. The extent of permanent, structural substitution of business travel by such alternatives, if any, is uncertain. While we have seen positive recovery in business travel demand where COVID-19 has been contained and restrictions relaxed, the speed of the full recovery or extent of any permanent impact on demand remains difficult to predict until industry recovery in key geographies and segments is more advanced. In addition, we are seeing many clients adopt hybrid meetings, which include a combination of in-person and virtual attendees. For additional information, see “Risk Factors — Risks Relating to Our Business and Industry.”

While the full recovery from the COVID-19 pandemic is inherently uncertain, with vaccinations and new treatments underway, we believe the longer-term opportunity for us remains strong. Our customer service was especially valuable to travelers during the initial outbreak of the COVID-19 pandemic, during which we repatriated more than 100,000 travelers. Our traveler satisfaction averaged 92% since 2020, the highest since the formation of the JV in 2014. We are confident in the future of business travel as the estimated $1.4 trillion industry opportunity as of 2019 provides ample runway for growth. Following the COVID-19 pandemic, we believe the need for high-quality travel management solutions with a focus on employee safety and well-being will be more important than ever. In addition, with our additional capabilities in the SME segment, we believe the opportunity for us to leverage these capabilities and grow in the SME segment is substantial. We have observed improvements in the number of our transactions since March 2021, and October 2021 reflected a 38% recovery in transactions compared to October 2019. October 2021 air travel transactions, compared to October 2019, recovered by over 36% in the U.S., 50% in each of France and Spain and over 30% in Germany and 45% in the Nordics (consisting of Sweden, Norway, Denmark and Finland). October 2021 worldwide hotel transactions, compared to October 2019, recovered by 39%. October 2021 U.S. SME segment transactions, compared to October 2019, recovered by 48%. By comparison, the SME segment as a whole recovered by approximately 50% over the same period. The foregoing discussion of recent trends in our business is based on preliminary data and assumptions and remains subject to change, particularly in light of the unpredictability of the COVID-19 pandemic. For additional information, see “Risk Factors — Risks Relating to Our Business and Industry.”

During the year ended December 31, 2020, our TTV declined by 80% compared to the prior year and total revenue declined by 63% compared to the prior year. Some of the volume decline was mitigated by fixed and non-transaction related revenues and cost reduction measures in our business model. We experienced similar declines through the first (1st) quarter of 2021 compared to the same period in 2019. Volumes have recovered through the latter half of 2021, but remain materially below 2019 levels. As the COVID-19 pandemic continues to develop, governments, corporations and other authorities may continue to implement restrictions or policies that continue to adversely impact our business.

Following the onset of the COVID-19 pandemic, in March 2020, we took immediate action to reduce our operating expenses and preserve cash through our COVID-19 Business Response Plan (the “COVID-19 BRP”). We have identified and taken $574 million in operating expense reductions, defined as “Total Operating Expenses” excluding depreciation and amortization and restructuring charges, in 2020 representing a 33% decrease in operating costs compared to 2019 and a further $605 million in operating expense reductions in 2021, net of the incremental operating expenses from the Egencia and Ovation acquisitions, compared to the same time period of 2019, consisting of reductions of salary and benefits and other operating expenses costs reductions. This represents a 34% decrease in expenses compared to 2019, demonstrating the flexibility in our operating model. Restructuring charges during the year ended December 31, 2020 were primarily related to severance costs incurred for headcount reduction and impairment charges from closures of certain of our offices. Key action items spanned: (i) employee cost-reduction measures (including salary and hiring freezes, pay reductions, furloughs and headcount reductions and other adjustments to salary and benefits), (ii) vendor cost-reduction measures (including vendor contract renegotiations, harmonization of mid- and back-office activities, technology and real estate rationalization) and (iii) other cost-reduction measures (including with respect to non-essential capital expenditures). Such actions are expected to result in $235 million of annualized permanent cost reductions that were delivered through structural efficiency gains, which we believe will enhance the underlying profitability of our business going forward.

We continue to win new business by strengthening our value proposition for corporate clients, travel suppliers and Network Partners. In 2021, we significantly strengthened customer value. We delivered (i) $3.7B new wins value, which represents 10% of 2019 pro forma TTV (expected annual average TTV over the contract term from new client wins based on 2019 spend; includes Egencia for the full year), (ii) 95% customer retention rate (excludes Egencia and Ovation), (iii) 92% customer satisfaction score customer (excludes Egencia and Ovation) and (iv) major new customer wins. In addition, 16 out of top 20 supplier contracts renegotiated with equal or better terms since January 2020 (the remaining four are in negotiation).

Liquidity Update

Throughout the COVID-19 pandemic, we have remained focused on preserving liquidity to ensure that we emerge as a stronger competitor and maximize flexibility to react to the shape of the recovery from the COVID-19 pandemic.

The $50 million Senior Secured Revolving Credit Facility remained undrawn during 2020 and 2021. During the year ended December 31, 2020, we borrowed $400 million of Senior Secured Prior Tranche B-1 Term Loans under an incremental facility that was established in September 2020 pursuant to an amendment to the Senior Secured Credit Agreement. These were subsequently repaid on December 16, 2021, as discussed below.

On August 25, 2020, Amex HoldCo. and Juweel entered into Equity Commitment Letters with GBT pursuant to which Juweel and Amex HoldCo., in their respective capacities as shareholders of GBT, committed to provide an aggregate of up to $300 million of preferred equity financing, on the terms and subject to the conditions set forth therein. During the year ended December 31, 2021, we issued a total of 1,500,000 preferred shares in equal proportion to Amex HoldCo. and Juweel for a total consideration of $150 million pursuant to the Equity Commitment Letters. The balance of equity commitments of $150 million remain outstanding as of December 31, 2021. The Equity Commitment Letters will terminate upon the consummation of the Business Combination. On January 20, 2021, we further amended the Senior Secured Credit Agreement to obtain the $200 million Senior Secured Prior Tranche B-2 Term Loan Facility, which was available on a delayed-draw basis, with $50 million of loans thereunder permitted to be borrowed in each quarter in 2021, subject to certain conditions, including a requirement that, with each such borrowing, equity investments in an amount equal to the amount of such borrowing shall have been funded in GBT pursuant to the Equity Commitment Letters. $150 million of principal amount of loans were borrowed under the Senior Secured Prior Tranche B-2 Term Loan Facility and, in connection therewith, a total of $150 million of equity commitments were funded pursuant to the Equity Commitment Letters, as described above. The principal amount of term loans under the Senior Secured Prior Tranche B-2 Term Loan Facility were repaid on December 16, 2021 as discussed below.

On December 2, 2021, we obtained commitments for the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities. Effective as of December 16, 2021, we amended the Senior Secured Credit Agreement to, among other things, establish the Senior Secured New Tranche B-3 Term Loan Facilities, $800 million of which was borrowed on such date. A portion of the proceeds from the initial borrowings under the Senior Secured New Tranche B-3 Term Loan Facilities was applied to refinance and repay in full the Senior Secured Prior Tranche B-1 Term Loans and the Senior Secured Prior Tranche B-2 Term Loan Facility, and, in connection therewith, the remaining unused commitments under the Senior Secured Prior Tranche B-2 Term Loan Facility were terminated. The remaining $200 million of commitments under the Senior Secured New Tranche B-3 Term Loan Facilities are available on a delayed-draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions. The December 2021 amendments to the Senior Secured Credit Agreement require that the Equity Commitment Letters not be terminated or modified in a manner materially adverse to GBT prior to the earlier of the consummation of the Business Combination and the scheduled August 2022 termination date of the Equity Commitment Letters; however, borrowings under the Senior Secured New Tranche B-3 Term Loan Facilities are not conditioned on additional equity investments being made pursuant to the Equity Commitment Letters or the consummation of the Business Combination.

The proceeds from these financing arrangements have been and will continue to be used to reinforce our liquidity position and preserve financial flexibility. We believe this additional flexibility will be important given our limited ability to predict our future financial performance due to the uncertainty associated with the COVID-19 pandemic and the measures implemented in reaction to the COVID-19 pandemic. However, we cannot assure you that we would be able to satisfy or obtain a waiver of applicable borrowing conditions for borrowing additional amounts under the unused commitments under the Senior Secured Credit Agreement in the future. In addition, utilization of the Senior Secured Revolving Credit Facility may be effectively limited in future periods if we are unable to comply with the leverage-based financial covenant for such facility contained in the Senior Secured Credit Agreement when required.

As of December 31, 2021, we had cash and cash equivalents of approximately $516 million, which represents a decrease of $68 million compared to cash and cash equivalents of $584 million at December 31, 2020. The decrease as of December 31, 2021 compared to December 31, 2020 was driven by cash outflows from our operating and investing activities, partially offset from cash inflows from financing activities.

While it remains difficult to predict the precise path to recovery from the COVID-19 pandemic and certain changes in business practices may become permanent, we remain confident that travel will recover and we believe we are well positioned to respond to rapidly evolving scenarios. We continue to believe we will play a critical role in that recovery and beyond by continuing to actively support our clients, partners and employees worldwide.

For additional information, see “Business of GBT — Description of Certain Indebtedness,” “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and “Risk Factors — Risks Relating to Our Business and Industry.”

Description of Certain Indebtedness

The following is a summary of the material terms of the Senior Secured Credit Agreement and related amendments thereto as of the date of this proxy statement/prospectus. This summary is qualified in its entirety by reference to the complete text of the Senior Secured Credit Agreement and the amendments thereto, all of which are included as exhibits to this proxy statement/prospectus. You are urged to read carefully the Senior Secured Credit Agreement and the amendments thereto in their entirety.

Senior Secured Credit Agreement

On August 13, 2018, certain of our subsidiaries entered into the Senior Secured Credit Agreement, by and among GBT Group Services B.V. (the “Borrower”), GBT III, as the original parent guarantor, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders and letter of credit issuers from time to time party thereto, which initially provided for $250 million of Senior Secured Initial Term Loans and the $50 million Senior Secured Revolving Credit Facility. In December 2019, the Senior Secured Credit Agreement was modified to, among other things, permit certain internal reorganization transactions and add GBT UK TopCo Limited, a wholly-owned direct subsidiary of GBT, as the parent guarantor. On September 4, 2020, $400 million of Senior Secured Prior Tranche B-1 Term Loans were borrowed under an incremental facility that was established pursuant to an amendment to the Senior Secured Credit Agreement. On January 20, 2021, the Senior Secured Credit Agreement was further amended to, among other things, (i) establish the $200 million Senior Secured Prior Tranche B-2 Term Loan Facility and (ii) modify certain terms applicable to the Senior Secured Prior Tranche B-1 Term Loans. On December 2, 2021, we obtained commitments for the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities. Effective as of December 16, 2021, we amended the Senior Secured Credit Agreement to, among other things, (x) establish the Senior Secured New Tranche B-3 Term Loan Facilities (together with the Senior Secured Initial Term Loans, the “Senior Secured Term Loan Facilities”), a portion of which was applied to refinance and repay in full the Senior Secured Prior Tranche B-1 Term Loans and the Senior Secured Prior Tranche B-2 Term Loan Facility. The various amendments referred to above also modified certain covenants and certain other terms of the Senior Secured Credit Agreement.

Term Loan Facilities

Senior Secured Initial Term Loans in an aggregate principal amount of $250 million were drawn in full at the original closing of the Senior Secured Credit Agreement, and the proceeds therefrom were used for general corporate purposes, including repayment of a then-existing bridge facility that was incurred to finance our July 2018 acquisition of HRG. Senior Secured Prior Tranche B-1 Term Loans in an aggregate principal amount of $400 million were drawn in full in September 2020. The Senior Secured Prior Tranche B-2 Term Loan Facility was available on a delayed-draw basis, with $50 million of loans thereunder permitted to be borrowed in each quarter in 2021, subject to certain conditions, including a requirement that, with each such borrowing, equity investments in an amount equal to the amount of such borrowing shall have been funded in GBT pursuant to the Equity Commitment Letters. $150 million of principal amount of loans were borrowed under the Senior Secured Prior Tranche B-2 Term Loan Facility and, in connection therewith, a total of $150 million of equity commitments were funded pursuant to the Equity Commitment Letters. Loans in an aggregate principal amount of $800 million were drawn under the Senior Secured New Tranche B-3 Term Loan Facilities on December 16, 2021, a portion of which was applied to refinance and repay in full the Senior Secured Prior Tranche B-1 Term Loans and the Senior Secured Prior Tranche B-2 Term Loan Facility, and, in connection therewith, the remaining unused commitments under the Senior Secured Prior Tranche B-2 Term Loan Facility were terminated. The remaining $200 million of commitments under the Senior Secured New Tranche B-3 Term Loan Facilities are available on a delayed-draw basis for a six-month period after the initial borrowing date under the Senior Secured New Tranche B-3 Term Loan Facilities, subject to certain customary borrowing conditions. Lenders under the Senior Secured New Tranche B-3 Term Loan Facilities include funds managed or advised by certain affiliates of the Sponsor and affiliates of certain PIPE Investors. As a requirement in connection with the Senior Secured New Tranche B-3 Term Loan Facilities, the Equity Commitment Letters may not be terminated or modified in a manner materially adverse to GBT prior to the earlier of the consummation of the Business Combination and the scheduled August 2022 termination date of the Equity Commitment Letters; however, borrowings under the Senior Secured New Tranche B-3 Term Loan Facilities are not conditioned on additional equity investments being made pursuant to the Equity Commitment Letters or the consummation of the Business Combination. The remaining proceeds from the Senior Secured New Tranche B-3 Term Loan Facilities may be used for ongoing working capital requirements and other general corporate purposes permitted by the Senior Secured Credit Agreement.

The Senior Secured Initial Term Loans mature, and all amounts outstanding thereunder will become due and payable in full, on August 13, 2025. Principal amounts outstanding under the Senior Secured Initial Term Loans are required to be repaid on a quarterly basis at an amortization rate of 1.00% per annum, with the balance due at maturity. The Senior Secured New Tranche B-3 Term Loan Facilities mature, and all amounts outstanding thereunder will become due and payable in full, on December 16, 2026. The Senior Secured New Tranche B-3 Term Loan Facilities do not have any scheduled amortization payments prior to maturity.

At the option of the Borrower (upon prior written notice), amounts borrowed under one or more of the Senior Secured Term Loan Facilities (as selected by the Borrower) may be voluntarily prepaid, and/or unused commitments under the Senior Secured New Tranche B-3 Term Loan Facilities may be voluntarily reduced or terminated, in each case, in whole or in part, at any time without premium or penalty (other than (x) any applicable prepayment premium required to be paid with respect to the Senior Secured New Tranche B-3 Term Loan Facilities, as described below, and (y) customary breakage costs in connection with certain prepayments of loans bearing interest at a rate based on LIBOR). Subject to certain exceptions set forth in the Senior Secured Credit Agreement, the Borrower is required to prepay loans under the Senior Secured Term Loan Facilities with (i) 50% (subject to leverage-based stepdowns) of annual excess cash flow in excess of a threshold amount, (ii) 100% (subject to leverage-based stepdowns) of the net cash proceeds from certain asset sales and casualty events, subject to customary reinvestment rights, (iii) 100% of the net cash proceeds from the incurrence of certain indebtedness and (iv) other than in connection with the consummation of the Business Combination, 50% of the net cash proceeds from the consummation of any initial public offering (or similar transaction) of the common stock of GBT (or a parent entity thereof).

Any voluntary prepayment or debt incurrence mandatory prepayment event with respect to any loan under the Senior Secured New Tranche B-3 Term Loan Facilities shall be subject to the following prepayment premium: (i) a make-whole amount with respect to any such prepayment prior to the 24-month anniversary of the initial borrowing date under the Secured New Tranche B-3 Term Loan Facilities equal to 2.25% of the principal amount of the loans under the Senior Secured New Tranche B-3 Term Loan Facilities being prepaid plus the present value of the amount of interest that would have been paid on such loan for the period from the date of such prepayment through the end of such 24-month period, (ii) 2.25% of the principal amount of the loans under the Senior Secured New Tranche B-3 Term Loan Facilities being prepaid with respect to any such prepayment on or after the 24-month anniversary, but prior to the 36-month anniversary, of the initial borrowing date under the Secured New Tranche B-3 Term Loan Facilities, and (iii) 1.00% of the principal amount of the loans under the Senior Secured New Tranche B-3 Term Loan Facilities being prepaid with respect to any such prepayment on or after the 36-month anniversary, but prior to the 42-month anniversary, of the initial borrowing date under the Secured New Tranche B-3 Term Loan Facilities. The applicable prepayment premium is also due upon acceleration of the Senior Secured New Tranche B-3 Term Loan Facilities.

As of December 31, 2021, an aggregate principal amount of $242 million of Senior Secured Initial Term Loans and $800 million of loans under the Senior Secured New Tranche B-3 Term Loan Facilities were outstanding under the Senior Secured Credit Agreement, and $200 million of commitments under the Senior Secured New Tranche B-3 Term Loan Facilities remained undrawn as of such date.

Senior Secured Revolving Credit Facility

The Senior Secured Revolving Credit Facility has (i) a $30 million sublimit for extensions of credit denominated in certain currencies other than U.S. dollars, (ii) a $10 million sublimit for letters of credit, and (iii) a $10 million sublimit for swingline borrowings. Extensions of credit under the Senior Secured Revolving Credit Facility are subject to customary borrowing conditions. The proceeds from borrowings under the Senior Secured Revolving Credit Facility may be used for working capital and other general corporate purposes. The Senior Secured Revolving Credit Facility matures, and all amounts outstanding thereunder will become due and payable in full, on August 13, 2023. At the option of the Borrower (upon prior written notice), amounts borrowed under the Senior Secured Revolving Credit Facility may be voluntarily prepaid, and/or the commitments thereunder may be voluntarily reduced or terminated, in each case, in whole or in part, at any time without premium or penalty (other than customary LIBOR breakage costs). As of December 31, 2021, no borrowings or letters of credit were outstanding under the Senior Secured Revolving Credit Facility.

Security; Guarantees

GBT UK TopCo Limited, a wholly-owned direct subsidiary of GBT, and certain of its direct and indirect subsidiaries, as guarantors (such guarantors, collectively with the Borrower, the “Loan Parties”), provide an unconditional guarantee, on a joint and several basis, of all obligations under the Senior Secured Credit Agreement and under cash management agreements and swap contracts with the lenders or their affiliates (with certain limited exceptions). Subject to certain cure rights, as of the end of each fiscal quarter, at least 70% of the consolidated total assets of the Loan Parties and their subsidiaries must be attributable, in the aggregate, to the Loan Parties; provided that such coverage test shall instead be calculated based on 70% of Consolidated EBITDA (as defined in the Senior Secured Credit Agreement, the calculation of which differs from our calculation of Adjusted EBITDA included elsewhere in this proxy statement/prospectus) of the Loan Parties and their subsidiaries for the four prior fiscal quarters, commencing with the first (1st) quarterly test date after January 2021 on which Consolidated EBITDA of the Loan Parties and their subsidiaries exceeds $100 million. Further, the lenders have a first (1st) priority security interest in substantially all of the assets of the Loan Parties. The Borrower may (but is not required to) join GBT and, after consummation of the Business Combination, PubCo as additional guarantors under the Senior Secured Credit Agreement, subject to satisfying the requirements set forth therein.

Interest and Certain Fees

Loans outstanding under the Senior Secured Credit Agreement accrue interest at a variable interest rate based on either LIBOR or the “base rate” (as defined in the Senior Secured Credit Agreement), plus an applicable margin (with a 1.00% LIBOR floor for loans under the Senior Secured New Tranche B-3 Term Loan Facilities and a 0.00% LIBOR floor for the Senior Secured Initial Term Loans and loans under the Senior Secured Revolving Credit Facility). The Senior Secured Initial Term Loans have an applicable margin of 2.50% per annum for LIBOR loans and 1.50% per annum for base rate loans. For any period for which accrued interest is paid in cash, the applicable margin for loans under the Senior Secured New Tranche B-3 Term Loan Facilities is initially 6.50% per annum for LIBOR loans and 5.50% per annum for base rate loans and, commencing with the test period ending December 31, 2022, will vary with the total leverage ratio (calculated in a manner set forth in the Senior Secured Credit Agreement), ranging from 5.00% to 6.50% per annum for LIBOR loans and 4.00% to 5.50% per annum for base rate loans. Until December 16, 2023, the Borrower will have the option to pay accrued interest on loans under the Senior Secured New Tranche B-3 Term Loan Facilities at a rate equal to (i) LIBOR (with a 1.00% LIBOR floor) plus 4.00% per annum with respect to the portion required to be paid in cash plus (ii) 4.00% per annum with respect to the portion paid in kind by adding such interest to the principal amount of the loans. Prior to the refinancing thereof, the Senior Secured Prior Tranche B-1 Term Loans and loans under the Senior Secured Prior Tranche B-2 Term Loan Facility had a 1.00% LIBOR floor. The Senior Secured Prior Tranche B-1 Term Loans originally had an applicable margin of 6.50% per annum for LIBOR loans and 5.50% per annum for base rate loans. Pursuant to the January 2021 amendment to the Senior Secured Credit Agreement, the applicable margin for Senior Secured Prior Tranche B-1 Term Loans and loans under the Senior Secured Prior Tranche B-2 Term Loan Facility prior to the refinancing thereof varied with the total net leverage ratio (calculated in a manner set forth in the Senior Secured Credit Agreement as in effect at such time), ranging from 6.25% to 7.00% per annum for LIBOR loans and 5.25% to 6.00% per annum for base rate loans. Loans outstanding under the Senior Secured Revolving Credit Facility have an applicable margin of 2.25% per annum for LIBOR loans and 1.25% per annum for base rate loans. If any amount owing under the Senior Secured Credit Agreement is not paid when due, then such overdue amount would thereafter bear interest at a rate that is 2.00% per annum in excess of the interest rate otherwise payable thereon. Interest on the loans outstanding under the Senior Secured Credit Agreement is payable quarterly in arrears (or, if earlier in the case of LIBOR loans, at the end of the applicable interest period). As of December 31, 2021, the applicable interest rate in effect was 2.6% for the Senior Secured Initial Term Loans and 7.5% for loans under the Senior Secured New Tranche B-3 Term Loan Facilities. The Borrower paid $15 million of upfront fees for the commitments of the lenders under the Secured New Tranche B-3 Term Loan Facilities. The Borrower is required to pay a fee of 3.00% per annum on the unused commitments under the Senior Secured New Tranche B-3 Term Loan Facilities and a fee of 0.375% per annum on the average daily unused commitments under the Senior Secured Revolving Credit Facility, payable quarterly in arrears. Prior to the refinancing thereof, the Borrower was required to pay a fee of 0.75% per annum on the unused commitments under the Senior Secured Prior Tranche B-2 Term Loan Facility. The Borrower is also obligated to pay other customary fees described in the Senior Secured Credit Agreement.

Covenants

The Senior Secured Credit Agreement contains various affirmative and negative covenants, including certain financial covenants (see below) and limitations (subject to exceptions) on the ability of the Loan Parties and their subsidiaries to: (i) incur indebtedness or issue preferred stock; (ii) incur liens on their assets; (iii) consummate certain fundamental changes (such as acquisitions, mergers, liquidations or changes in the nature of the business); (iv) dispose of all or any part of their assets; (v) pay dividends or other distributions with respect to, or repurchase, any equity interests of any Loan Party or any equity interests of any direct or indirect parent company or subsidiary of any Loan Party; (vi) make investments, loans or advances; (vii) enter into transactions with affiliates and certain other permitted holders; (viii) modify the terms of, or prepay, any of their subordinated or junior lien indebtedness; (ix) make certain changes to a Loan Party’s entity classification for U.S. federal income tax purposes or certain intercompany transfers of a Loan Party’s assets if, as a result thereof, an entity would cease to be a Loan Party due to adverse tax consequences; (x) enter into swap contracts; and (xi) enter into certain burdensome agreements.

The Senior Secured Credit Agreement also requires that an aggregate amount of Liquidity, as defined in the Senior Secured Credit Agreement, equal to at least $200 million be maintained as of the end of each calendar month. Liquidity is calculated as the aggregate amount of unrestricted cash and cash equivalents of the Loan Parties and their subsidiaries plus, under certain circumstances, the unused amount available to be drawn under the Senior Secured Revolving Credit Facility.

The Senior Secured Credit Agreement also contains a financial covenant applicable solely to the Senior Secured Revolving Credit Facility that requires the first lien net leverage ratio to be less than or equal to 3.25 to 1.00 as of the last day of any fiscal quarter on which the aggregate principal amount of outstanding loans and letters of credit under the Senior Secured Revolving Credit Facility exceeds 35% of the aggregate principal amount of the Senior Secured Revolving Credit Facility. The Senior Secured Credit Agreement provides that such financial covenant is suspended for a limited period of time if an event that constitutes a “Travel MAC”

(as defined in the Senior Secured Credit Agreement) has occurred and the Loan Parties are unable to comply with such covenant as a result of such event. The first lien net leverage ratio is calculated as the ratio of (i) the aggregate principal amount of funded indebtedness and capital lease obligations of the Loan Parties and their subsidiaries that are secured by liens that rank pari passu with or senior in priority to the liens securing the obligations under the Senior Secured Credit Agreement, minus the aggregate amount of unrestricted cash and cash equivalents included in the consolidated balance sheet of the Loan Parties and their subsidiaries, as of the relevant test date, to (ii) Consolidated EBITDA (as defined in the Senior Secured Credit Agreement, the calculation of which differs from our calculation of Adjusted EBITDA included elsewhere in this proxy statement/prospectus and may differ from the calculation of Consolidated EBITDA for other purposes under the Senior Secured Credit Agreement) of the Loan Parties and their subsidiaries for the four prior fiscal quarters. Such financial covenant did not apply for the year ended December 31, 2021.

The Loan Parties and their subsidiaries were in compliance with all applicable covenants under the Senior Secured Credit Agreement as of December 31, 2021.

Events of Default

The Senior Secured Credit Agreement contains default events (subject to certain materiality thresholds and grace periods), which could require early prepayment, termination of the Senior Secured Credit Agreement or other enforcement actions customary for facilities of this type. Defaults include, but are not limited to, the following:

●	non-payment of principal, interest or other amounts when due under the Senior Secured Credit Agreement;
●	materially incorrect representations or warranties;
●	breaches of covenants;
●	cross-default to other material indebtedness of any of the Loan Parties or their subsidiaries;
●	one or more material monetary judgments against any of the Loan Parties or their subsidiaries remaining undischarged, unpaid or unstayed;
●	certain bankruptcy or insolvency events affecting any of the Loan Parties or any of their material subsidiaries;
●	invalidity of any loan document;
●	certain events with respect to U.S. and/or non-U.S. employee benefit plans and pension plans; and
●	the occurrence of one or more change in control events, which shall be limited to the following events (as further described in the Senior Secured Credit Agreement), commencing on and after the consummation of the Business Combination:
●	any person or group (other than any combination of Amex HoldCo., Juweel, QIA, BlackRock, Inc, Certares, certain of their respective affiliates and/or certain other permitted holders) shall have acquired direct or indirect beneficial ownership of more than 50% of the aggregate ordinary voting power represented by the issued and outstanding equity interests of GBT;
●	a majority of the seats (other than vacant seats) on the PubCo Board shall be occupied by persons who were not nominated, appointed or approved for election by such board; and/or
●	100% of the equity interests in the Borrower shall cease to be owned and controlled, directly or indirectly, by GBT.

Sales and Marketing

Our travel management solutions are procured by corporate buyers who choose one or more TMCs to manage their organizations’ travel program. Our Global Customer Partnerships team is focused on developing relationships with, and engaging with, new prospects. They also manage day-to-day relationships with our existing client base, including sales and marketing of our products, services and solutions to our existing clients.

In addition to supporting travelers, our travel counselors and digital self-service channels act as an extension of the salesforce for our travel suppliers, promoting and marketing content in line with our corporate client and supplier agreements.

Our dedicated Global Supplier Partnerships team works closely with our travel suppliers to promote our solutions to travel suppliers and negotiate proprietary content that delivers value and benefits to our clients.

Our Partner Solutions business is grown by a dedicated sales team that develops relationships and negotiate partnerships with prospective TMCs and independent agents that could benefit from our platform and/or prospective service delivery partners who could become part of our TPN.

We receive marketing funds from certain travel suppliers for use in promotion, product and brand development programs, including national and/or regional marketing, advertising, public relations, social media, research and sales promotion campaigns.

Competition

The travel industry, and the business travel services industry, are highly competitive. We currently compete, and will continue to compete, with a variety of travel and travel-related companies, including other corporate travel management service providers, consumer travel agencies and emerging and established online travel agencies. We also compete with travel suppliers, such as airlines and hotels, some of which market their products and services directly to business travelers through B2C channels, including by offering more favorable rates, exclusive products/services and loyalty points to business travelers who purchase directly from such travel suppliers through B2C channels. We compete, to a lesser extent, with credit card loyalty programs, online travel search and price comparison services, facilitators of alternative accommodations, such as short-term home or condominium rentals, and social media and e-commerce websites. In the future, we may also face increased competition including through the emergence of new competitors or business models. Some of our competitors may have access to more financial resources, greater name recognition and well-established client bases in their target client segments, differentiated business models, technology and other capabilities, or a differentiated geographic coverage, which may make it difficult for us and our Network Partners to retain or attract new clients. Nevertheless, we believe we are distinguished from our competitors by:

●	our ability to provide services tailored to the specific needs of corporate clients and business travelers effectively and efficiently when compared to B2C-focused travel service providers; and
●	our portfolio of brands that target some of the most attractive segments in business travel, solutions tailored to solve the needs of these segments, our platform that delivers differentiated value and experiences to clients and travelers and our track record of consistent delivery of excellent service and value when compared to other B2B-focused travel service providers.

Intellectual Property

Our intellectual property rights, including our trademarks, copyrights, domain names, proprietary technology and trade secrets, are an important component of our business, and we rely heavily upon our intellectual property and proprietary information in our content, brands, domain names and website URLs and other components that make up our services. We have acquired some of our intellectual property rights and proprietary information through acquisitions, as well as licenses and content agreements with third parties. We protect our intellectual property and proprietary information through registrations, confidentiality procedures and contractual provisions, in addition to international, national, state and common law intellectual property rights.

We depend on the use of sophisticated information technologies and systems, including, but not limited to the following:

●	third party reservation systems from all the major GDS providers;
●	third party and company-owned online booking portals for air, hotel, car, cruise, activities, insurance etc.;
●	third party and company-owned technology that facilitates the marketing of supplier sponsored advertisements and promotions;
●	marketing platforms to attract and acquire quality leads from the internet;
●	third party and proprietary systems for providing customer service, accepting and processing payments, detecting fraud, etc.;

●	business intelligence tools to deliver insights and reporting for our corporate travelers;
●	mobile applications to assist our travel advisors in providing just in time services for travelers such as trip or flight recovery tools and destination-related emergency monitoring and alerts;
●	third party and proprietary systems for various business processes such as ticketing, policy validation, document delivery, invoicing, commission management, operational reporting and finance; and
●	enterprise communication and productivity software, systems and computing devices for our travel advisors.

We continuously improve and upgrade our systems, infrastructure and information security. Over the next several years, we intend to continue to increase the level of investment towards information security to better protect data, communication and transactions. In addition, we plan to invest in technology to allow for the next generation of travel advisors to come onboard quickly without needing to learn complex GDS cryptic commands, while providing them qualified leads to help them build a book of business and grow. We have also designed processes to streamline travel advisor sales and support workflow to integrate acquired companies efficiently.

Employees and Human Capital Resources

As of March 2022, we had approximately 16,680 employees (including Egencia). While our employees in many European, Asia Pacific and Latin American countries are legally required to be represented by works councils and/or trade unions, our employees in North America are not represented by any labor organization and are not party to any collective bargaining arrangement. We have not experienced any work stoppages, and we consider our relationship with our employees to be mutually respectful.

We are committed to rewarding and supporting our employees to enable us to attract and retain top talent globally. Our total compensation package includes competitive base pay (with variable pay programs to reward outstanding performance), bonus programs, long term incentive programs, benefits programs, retirement savings options and matching contributions, paid time off and parental and medical leave.

As part of our continuous effort to cultivate a better workplace, we conduct global engagement surveys annually. These surveys focus on a variety of different areas, including engagement and alignment with our GBT behaviors. Although our workforce was primarily remote prior to the COVID-19 pandemic, we transitioned to a 100% remote workforce in 2020. Throughout the year, we conducted a series of pulse surveys to understand and respond to the needs of our employees in real time. These pulse surveys focused on topics such as our employees’ continued effectiveness in a remote environment, continued client focus, employee health and well-being and social equity. We continue to conduct an annual engagement survey to measure employee engagement and alignment with our core values and desired leadership behaviors. We achieved an overall engagement score of 74, which is 3% higher than the global high performing benchmark of the most admired corporations as defined by our third party engagement expert. In addition, 90% of our employees report feeling that people of all backgrounds can succeed at the Company, 8% higher than the global high performing benchmark. These surveys were conducted prior to the consummation of the Egencia Acquisition and consequently the results do not include Egencia.

We believe that the development and engagement of our employees is key to our sustainability and growth. We aim to ensure that our hiring and promotional processes are both transparent and equitable. We also provide a range of continuing education programs to our employees to promote their skill and professional development. Our employees have access to product and technology training so that they can stay up to date on product and travel booking tools, as well as leadership, management and professional skills training. We also have a global tuition reimbursement policy available to full-time and part-time employees worldwide.

The health and wellness of our employees is a primary focus. Our employees have access to voluntary wellness programs, tools and resources. In 2020, we expanded our global flexible work program, Better Balance, to make alternative work arrangements available to our employees to suit their needs.

A key component of our corporate culture is our commitment to creating a globally inclusive workplace. As of November 1, 2021, 69.5% of the global employee headcount was female and, in the U.S., 30.9% of our employees self-identified as part of a minority group. We seek to continuously improve diverse representation in our workforce. In 2020, we established a global Diversity, Equity and Inclusion Center of Excellence to improve colleague awareness, reduce unconscious bias in the workplace and help drive diversity, equity and inclusion across GBT. Minority affiliations are encouraged and supported through our inclusion groups.

We remain committed to ensuring that all employees can continuously grow and develop with us.

Facilities

We lease our corporate headquarters in London, United Kingdom pursuant to a lease that expires on April 1, 2025. We believe that our headquarters are adequate for our needs and we believe that we should be able to renew our lease or secure a similar property without an adverse impact on our operations.

We also routinely make purchases of property, plant and equipment to strengthen our information technology infrastructure and enabling technologies. We believe that our current facilities are adequate to meet our ongoing needs, and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

We are involved in litigation and other proceedings that arise in the ordinary course of our business. Management believes that we do not have any pending litigation that, separately or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows.

Government Regulation

Travel Licenses and Regulation

We maintain travel licenses and/or registrations in the jurisdictions in which they are required. We are required to renew our licenses, typically on an annual basis, and to do so, we must satisfy the licensee renewal requirements of each jurisdiction. Failure to satisfy any of the requirements to which our licensed entities are subject could result in a variety of regulatory actions ranging from a fine, a directive requiring remedial action, suspension of a license or, ultimately, revocation of a license.

In the United States, our businesses are subject to regulation by the DOT under the U.S. Transportation Code and state agencies under state seller of travel laws and must comply with various rules and regulations governing the holding out, offering, sale and arrangement of travel products and services as a travel agency and, in the case of the DOT, air transportation as a ticket agent. Failure to comply with these rules and regulations could also result in a variety of regulatory actions, including investigations, fines or directives requiring remedial action.

Our businesses also are subject to licensing requirements imposed by airline established organizations, including agent accreditation requirements by the ARC in the United States and, in other countries, the IATA. Pursuant to such accreditations, our businesses are authorized to sell and issue tickets on behalf of various airlines, subject to agent rules set by the ARC and the IATA. The failure by our businesses to comply with such rules could result in the suspension or revocation of our authority to sell and issue tickets on behalf of one or more airlines.

As we continue to expand the reach of our brands into other regions we are increasingly subject to laws and regulations applicable to travel advisors or tour operators in those regions, including, in some countries, pricing display requirements, licensing and registration requirements, mandatory bonding and travel indemnity fund contributions, industry specific value-added tax regimes and laws regulating the provision of travel packages.

Banking Regulation

Because American Express is deemed to “control” GBT for purposes of the BHC Act, GBT is subject to supervision, examination and regulation by the Federal Reserve. The Federal Reserve has broad examination and enforcement power, including the power to impose substantial fines, limit dividends and other capital distributions, restrict our operations and acquisitions and require divestitures. Any of the foregoing could compromise our competitive position, especially because our competitors are not subject to these same regulations. For additional information, see “Risk Factors — Risks Relating to Regulatory, Tax and Litigation Matters.”

Activities

The BHC Act generally limits bank holding companies, including entities that are deemed “controlled” for BHC Act purposes, to activities that are considered to be banking activities and certain closely related activities. American Express is a bank holding company and has elected to become a financial holding company, which means that it and the entities that are deemed “controlled” for

BHC Act purposes are authorized to engage in a broader range of activities. In order to remain eligible for financial holding company status, bank holding companies must meet certain eligibility requirements. If a bank holding company fails meet to these requirements, the bank holding company and any entities that are deemed “controlled” by the bank holding company for BHC Act purposes could be barred from making certain types of acquisitions or investments in reliance on such financial holding company status, and ultimately such entities could be required to discontinue certain activities permitted for financial holding companies.

Acquisitions and Investments

We are subject to banking laws and regulations that limit our investments and acquisitions and, in some cases, subject them to the prior review and approval of the Federal Reserve. The Federal Reserve has broad discretion in evaluating proposed acquisitions and investments that are subject to their prior review or approval.

Other

We are also subject to domestic and international laws and regulations that are not specific to the travel industry, including those related to consumer protection, privacy, consumer data, labor, economic and trade sanction programs, tax, anti-bribery and anti-trust and competition laws and regulations. For example, the GDPR, which became effective in May 2018, requires companies, including ours, to meet enhanced requirements regarding the handling of personal data. The CCPA, which became effective in January 2020, may also limit how we use personal information. Similar laws are currently under discussion in other jurisdictions.

We maintain operations and employees in the U.S. and worldwide. Accordingly, we are subject to a wide range of employment laws and regulations relating to compensation, benefits, healthcare, headcount reductions and various workplace issues, all of which are applicable to our employees, and in some cases, independent contractors. State labor and employment rules vary from state to state and, in some states, require us to meet much stricter standards than required in other states.

APSG’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes of APSG included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting APSG’s current expectations, estimates and assumptions concerning events and financial trends that may affect APSG’s future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

APSG is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. APSG intends to effectuate its initial business combination using cash from the proceeds of the IPO and the sale of the private placement warrants, capital stock, debt or a combination of the foregoing.

APSG expects to continue to incur significant costs in the pursuit of its acquisition plans. APSG cannot assure you that its plans to raise capital or to complete an initial business combination will be successful.

Results of Operations

APSG has neither engaged in any operations nor generated any revenues to date. APSG’s only activities through December 31, 2021 were organizational activities, those necessary to prepare for the IPO, described below, and, after the IPO, day-to-day operations and identifying a target company for an initial business combination and diligencing and negotiating a business combination agreement. APSG does not expect to generate any operating revenues until after the completion of its initial business combination. APSG generates non-operating income in the form of interest income on marketable securities held in the Trust Account. APSG incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2021, APSG had a net income of $6,199,890, which consists of a gain in fair value of the derivative warrant liabilities of $18,698,777 and interest income on marketable securities held in the Trust Account of $371,004 offset by operating costs of $12,864,426 and interest expense of $5,465. Operating costs increased by $12,281,143 compared to the year ended December 31, 2020 primarily due to the increase in professional fees related to the due diligence on prospective business combination candidates.

Liquidity and Capital Resources

APSG does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of its financial statements included herein. In connection with APSG’s assessment of going concern considerations in accordance with Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” APSG’s management has determined that if it is unsuccessful in consummating an initial business combination, the mandatory liquidation and subsequent dissolution raises substantial doubt about APSG’s ability to continue as a going concern. APSG’s management has determined that it has access to funds from the Sponsor that are sufficient to fund its working capital needs until a potential business combination or up to the mandatory liquidation as stipulated in its amended and restated memorandum and articles of association. APSG’s accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of APSG as a going concern.

On October 6, 2020, APSG consummated the IPO of 75,000,000 units, at a price of $10.00 per unit, generating gross proceeds of $750,000,000. Simultaneously with the closing of the IPO, APSG consummated the sale of 11,333,334 Acquiror Cayman Private Placement Warrants to the Sponsor at a price of $1.50 per private placement warrant, generating gross proceeds of $17,000,000.

On November 10, 2020, APSG consummated the closing of the sale of 6,681,000 additional units, at a price of $10.00 per unit upon receiving notice of the underwriters’ election to partially exercise their overallotment option, generating additional gross proceeds of $66,810,000. Simultaneously with the over-allotment exercise, APSG consummated the sale of an additional 890,800 Acquiror Cayman Private Placement Warrants to the Sponsor at a price of $1.50 per private placement warrant, generating gross proceeds of $1,336,200.

Following the IPO, the exercise of the over-allotment option and the sale of the Acquiror Cayman Private Placement Warrants, a total of $816,810,000 was placed in the Trust Account. APSG incurred $47,216,264 in transaction costs, including $16,336,200 of underwriting fees, $28,588,350 of deferred underwriting fees and $800,877 of other costs.

As of December 31, 2021 and 2020, APSG had marketable securities held in the Trust Account of $817,356,537 and $816,985,533, respectively (including approximately $371,004 and $175,533, respectively, of interest income) consisting of U.S. Treasury Bills with a maturity of 180 days or less. Interest income on the balance in the Trust Account may be used by APSG to pay taxes. Through December 31, 2021, APSG withdrew $0 of interest earned on the Trust Account.

For the year ended December 31, 2021, cash used in operating activities was $4,024,828. Net income was $6,199,890 primarily as a result of the gain in fair value of the derivative warrant liabilities of $18,698,777 and interest income of $371,004. Changes in operating assets and liabilities used $8,845,063 of cash from operating activities. For the year ended December 31, 2020, cash used in operating activities was $2,441,248. Net loss was $19,641,760 primarily as a result of the loss in fair value of the derivative warrant liabilities of $16,889,088, costs associated with warrant liabilities of $2,344,508 and formation and organization costs paid by related parties of $27,607. These amounts were offset by interest income of $175,533. Changes in operating assets and liabilities used $1,885,158 of cash from operating activities.

APSG intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and income taxes payable), to complete the initial business combination. APSG may withdraw interest to make permitted withdrawals. APSG’s annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. To the extent that APSG’s capital stock or debt is used, in whole or in part, as consideration to complete an initial business combination, the remaining proceeds held in the Trust Account (after any redemptions) will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue APSG’s growth strategies.

As of December 31, 2021 and 2020, APSG had cash of $161,277 and $257,872, respectively, held outside of the Trust Account. APSG intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, APSG’s Sponsor or an affiliate of APSG’s Sponsor or certain of APSG’s officers and directors may, but are not obligated to, loan APSG funds as may be required. If APSG completes an initial business combination, APSG may repay such loaned amounts. In the event that an initial business combination does not close, APSG may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from APSG’s Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Acquiror Cayman Private Placement Warrants, at a price of $1.50 per warrant at the option of the lender.

If APSG’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, APSG may have insufficient funds available to operate APSG’s business prior to the initial business combination. See “Note 1 — Description of Organization, Business Operations and Going Concern” to APSG’s financial statements included elsewhere in this proxy statement/prospectus. Moreover, APSG may need to obtain additional financing either to complete the initial business combination or because APSG becomes obligated to redeem a significant number of APSG’s public shares upon consummation of the initial business combination, in which case APSG may issue additional securities or incur debt in connection with such initial business combination. Subject to compliance with applicable securities laws, APSG would only complete such financing simultaneously with the completion of the initial business combination. If APSG is unable to complete APSG’s initial business combination because APSG does not have sufficient funds available to it, APSG will be forced to cease operations and liquidate the Trust Account. In addition, following the initial business combination, if cash on hand is insufficient, APSG may need to obtain additional financing in order to meet our obligations.

Upon closing of the Business Combinations, PubCo will be a holding company with no operations and will depend on distributions from GBT to meet its financial obligations, including taxes and other expenses. GBT’s ablility to pay dividends to PubCo will be limited by the Senior Secured Credit Agreement and may be limited by convenants under other indebtedness GBT and its subsidiaries incur in the future, as well as other limitations and restrictions imposed by law. See “Business of GBT — Description of Certain Indebtedness — Senior Secured Credit Agreement — Term Loan Facilities.”

Off-Balance Sheet Financing Arrangements

APSG has no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of December 31, 2021. APSG does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. APSG has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

APSG does not have any long-term debt, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $16,667 for office space, administrative and support services. APSG began incurring these fees on October 2, 2020 and will continue to incur these fees monthly for up to 27 months until the earlier of the completion of an initial business combination and its liquidation.

The underwriters are entitled to a deferred underwriting commission of $28,588,350 in the aggregate. The deferred fee will be waived by the underwriters in the event that APSG does not complete an initial business combination, subject to the terms of the underwriting agreement.

APSG has entered into a fee arrangement with a service provider pursuant to which certain success fees in connection with a potential business combination will become payable only if the APSG consummates the pending Business Combination with GBT. If the pending Business Combination with GBT does not occur, APSG will not be required to pay these contingent fees. As of December 31, 2021, the amount of these contingent fees with the service provider was approximately $7.0 million.

Separately, APSG has entered into a fee arrangement with placement agents pursuant to which certain placement fees equal to 3.5% of gross proceeds from a securities private placement (net of proceeds invested by related parties or affiliates of APSG) will become payable only if APSG consummates the pending Business Combination with GBT. If the pending Business Combination with GBT does not occur, APSG will not be required to pay these contingent fees.

Critical Accounting Policies

Accounting policies, methods and estimates are an integral part of the financial statements prepared by APSG’s management and are based upon APSG’s management’s current judgments. These judgments are normally based on knowledge and experience regarding past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to APSG’s financial statements and because of the possibility that future events affecting them may differ from APSG’s management’s current judgments. While there are a number of accounting policies, methods and estimates that affect APSG’s financial statements, the areas that are particularly significant include use of estimates; Class A ordinary shares subject to possible redemption; net income (loss) per ordinary share; and the fair value of assets and liabilities.

APSG’s significant accounting policies are summarized in Note 2 to APSG’s financial statements.

Recent accounting standards

In August 2020, the FASB issued ASU No. 2020-06, Debt —Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. APSG adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact APSG’s financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on APSG’s condensed financial statements.

Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2021, APSG was not subject to any market or interest rate risk. Following the consummation of the IPO, the net proceeds of the IPO, including amounts in the Trust Account, have been invested in U.S. government obligations with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, APSG believes there will be no associated material exposure to interest rate risk.

GBT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, are forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this proxy statement/prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The discussion and analysis below presents the historical results of GBT as of and for the periods ended on, the dates indicated. GBT is considered our predecessor for accounting purposes, and its historical consolidated financial statements will be PubCo’s historical consolidated financial statements following the Business Combination. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of GBT and its subsidiaries prior to the consummation of the Business Combination, which will, by nature of the anticipated Up-C structure, be the business of PubCo and its subsidiaries following the consummation of the Business Combination.

Overview

We are the world’s leading B2B travel platform measured by 2019 TTV according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly) and are approximately 40% larger in 2019 TTV than the next closest competitor. We provide a full suite of differentiated, technology-enabled solutions to business travelers and corporate clients, suppliers of travel content (such as airlines, hotels, ground transportation and aggregators) and third party travel agencies.

We are at the center of the global B2B travel ecosystem, managing the end-to-end logistics of corporate travel and providing an important link between businesses, their employees, travel suppliers and other industry participants. We service our clients in the following ways:

●	Our travel management solutions (delivered through the portfolio of GBT’s brands, including American Express Global Business Travel, Ovation, Lawyers Travel and Egencia) provide our clients with extensive access to flights, hotel rooms, car rentals and other travel services, including exclusive negotiated content, supported by a full suite of services that allows them to design and operate an efficient travel program and solve complex travel requirements.
●	GBT Partner Solutions extends our platform to our Network Partners who are TMCs and independent advisors, offering them access to our differentiated content and technology. Through GBT Partner Solutions, we aggregate business travel demand serviced by our Network Partners at low incremental cost, which we believe enhances the economics of our platform, generates increased ROI and expands our geographic and segment footprint.
●	GBT Supply MarketPlace provides travel suppliers with efficient access to business travel clients serviced by our brands and Network Partners. We believe this access allows travel suppliers to benefit from premium demand (which we generally view as demand that is differentially valuable and profitable to suppliers) without incurring the costs associated with directly marketing to, and servicing, the complex needs of our corporate clients. Our travel supplier relationships generate efficiencies and cost savings that can be passed on to our corporate clients.

As of February 2022, we served approximately 19,000 corporate clients and more than 250 Network Partners.

In June 2014, American Express established the JV comprising the GBT operations with a predecessor of Juweel and a group of institutional investors led by an affiliate of Certares. Following the formation of the JV in 2014, we have evolved from a leading TMC into a complete B2B travel platform, becoming one of the leading marketplaces in travel for corporate clients and travel suppliers according to Travel Weekly (“2021 Power List,” June 2021, Travel Weekly). Before June 2014, our operations were owned by American Express and primarily consisted of providing business travel solutions for corporate clients.

Prior to the consummation of the Business Combination, we have operated our business travel, business consulting and meetings and events businesses under the brands American Express Global Business Travel and American Express Meetings & Events pursuant to an exclusive and worldwide license from American Express. We have agreed to execute long-term commercial agreements with American Express, effective upon the consummation of the Business Combination, including an amended and restated trademark license agreement, pursuant to which we will continue to license the American Express trademarks used in the American Express Global Business Travel brand, transition the American Express Meetings & Events brand to the American Express GBT Meetings &

Events brand, and license the American Express trademarks used in the American Express GBT Meetings & Events brand for business travel, meetings and events, business consulting and other services related to business travel. The term of the amended and restated trademark license, which will continue to be exclusive and worldwide, will be for 11 years from the consummation of the Business Combination, unless earlier terminated or extended (See “Certain Relationships and Related Party Transactions — GBT Related Person Transactions — License of American Express Marks”). The American Express brand, consistently ranked as one of the most valuable brands in the world, brings with it a reputation for service excellence. We believe our partnership with American Express has been an important component of our value proposition. Upon consummation of the Business Combination, under our commercial agreements with American Express, we will exclusively provide business travel and meetings and events services to American Express personnel, engage in mutual global lead generation activities with American Express for our respective services and continue to exclusively promote American Express payment products to our clients and to make those products available for use by our own personnel in connection with our business.

Our operations are headquartered in London, United Kingdom, and we currently have approximately 16,680 employees worldwide (including Egencia) with a proprietary presence or operations in 31 countries. We service clients in the rest of the world through our TPN. According to GBTA, the 31 countries in which we have a proprietary presence represent approximately 86% of business travel spend worldwide, including Egencia.

Key Factors Affecting Our Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

Industry Trends

Over the past 60 years, travel and tourism has been one of the largest and fastest-growing economic sectors, representing $9.2 trillion in spend, or 10.4% of global GDP in 2019, according to the WTTC (“Travel & Tourism: Economic Impact 2021,” April 2021, World Travel & Tourism Council). The travel industry can generally be divided into two sectors: (i) the leisure travel sector, which serves individuals who make reservations for vacation and personal travel, and (ii) the business travel sector, which serves corporate clients that require travel by employees and other travelers for business needs and meetings. We focus primarily on the business travel sector, which is approximately twice as valuable as the leisure travel sector because business travel customers purchase more premium seats, more flexible tickets, more long-haul international trips and more last-minute bookings.

Impact of the COVID-19 Pandemic

Since March 2020, the COVID-19 pandemic has severely restricted the level of economic activity around the world and has continued to have an unprecedented effect on the global travel industry. Government measures implemented to contain the spread of COVID-19, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo time outside of their homes, continue to limit business travel significantly below 2019 levels.

Global travel activity has since shown a recovery trend, but remained below 2019 levels as of February 2022. Nonetheless, even while travel activity remained low, the need for high-quality managed travel solutions that ensure safe and effective travel has increased and continues to increase. We believe this signals a change in the long-term structural needs of corporate clients, which will benefit us. This is evidenced by our record growth by newly won client expected annual value and growth in client satisfaction performance since March 2020, despite the disruption caused by the COVID-19 pandemic. Additionally, by addressing the increasingly sophisticated needs of corporate clients efficiently and effectively, we believe we further enhance our value to our travel suppliers. This is evidenced by the renewal of 80% of our top 20 travel supplier contracts at equal or better terms during 2020 and 2021, despite the COVID-19 pandemic. We believe this is a testament to our deep relationships with travel suppliers and our role as an increasingly valuable long-term partner in reaching and serving premium corporate demand.

We believe our decisive response during the COVID-19 pandemic to protect and continue to invest in our clients and travelers further strengthened our competitive position. We:

●	Rapidly adapted to a flexible operating model that consistently delivers a high standard of service while protecting business performance;
●	Continued to invest in our platform, focusing on key areas such as digital experience and e-commerce;

●	Further expanded our scale and capabilities through strategic acquisitions (such as Ovation and Egencia); and
●	Enhanced the resilience of our revenue streams and delivered significant cost efficiencies.

Given the emerging resurgence of travel, indicated by recent volume trends, we believe we are positioned to capitalize on these trends and strengthen our value proposition. A more detailed overview of the impact of the COVID-19 pandemic on the business travel industry and our performance is set forth under “Business of GBT — Recent Performance and COVID-19 Update.”

Impact of Business Combination

PubCo is treated as a corporation for U.S. federal and state income tax purposes. Our accounting predecessor, GBT, is treated as a flow-through entity for U.S. federal income tax purposes, and as such, only certain subsidiaries that were organized as corporations for U.S. federal income tax purposes have historically been subject to U.S. federal income tax at an individual entity level. GBT has been treated as a tax resident in the U.K. since its incorporation in connection with an internal reorganization of GBT III B.V. in 2019. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this proxy statement/prospectus include a provision for U.S. federal income tax for income allocated to the subsidiaries that were organized as corporations for U.S. federal income tax purposes. Following the consummation of the Business Combination, PubCo will pay U.S. federal and state (and possibly local) income taxes as a corporation on its share of GBT’s taxable income.

Following the consummation of the Business Combination, GBT will be considered the predecessor of PubCo for financial reporting purposes. As a result, the consolidated financial statements of PubCo will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of GBT, the accounting predecessor.

Acquisitions

We have a successful track record of integrating acquired travel businesses into our organization. In addition to internally sourcing acquisition opportunities, we are frequently approached by smaller travel agency groups seeking to divest, as these travel agencies believe they would benefit from our travel supplier contracts and other resources. By integrating newly acquired travel organizations into our business, we can quickly increase this profitability by enabling them to take advantage of the incentives we earn from travel suppliers and GDSs, as well as supplier marketing funds generated to promote preferred suppliers. Additionally, these smaller travel agencies are often able to realize operating synergies by reducing administrative functions when combined with our larger organization.

We have realized substantial growth through our acquisition strategy:

●	KDS, which we acquired in October 2016, strengthened our platform and digital capabilities in two key areas: (i) Neo provides us with our own leading edge platform to engage with and delight travelers through digital channels; and (ii) KDS’ development group, relaunched as NTG, today comprises more than 200 people and is our dedicated center of excellence for digital and ecommerce innovation.
●	SMT was our long-time service delivery partner (TPN) in Finland, and became our proprietary operation in October 2016.
●	Banks Sadler is a UK-based specialist in creative solutions for meetings and events. We acquired Banks Sadler in August 2017, and it continues to operate as a specialist brand within our meetings and events business.
●	In December 2017, we acquired the remaining 35% equity stake in our business in Spain that was previously held by joint venture partner, affiliates of Barceló Hotel Group. After the consummation of this acquisition, GBT Spain became our wholly-owned business.
●	In July 2018, we completed the acquisition of HRG, a global B2B services company specializing in travel management. The acquisition of HRG enhanced our global scale, complemented our geographical footprint to offer enhanced service to our clients in key regions, and broadened our product and technology capabilities.
●	In September 2019, we completed the acquisition of DER. The DER acquisition expanded our footprint into the SME segment in Germany, the largest country by travel spend in Europe according to GBTA with a significant SME client base.

●	Our acquisition of 30STF in October 2020 was an important investment in AI and machine learning enabled traveler service. 30STF’s innovative CLAIRE AI can fully or partially automate travelers’ chat interactions with travel counselors, driving traveler satisfaction as well as operational efficiency.

In addition, we completed two acquisitions in 2021:

●	In January 2021, we completed the acquisition of Ovation. Ovation is a leading specialist in providing high-touch service. The Ovation acquisition was an important step in expanding our high value capabilities and building our leadership in the large and attractive U.S. SME segment and the professional services industry. Our historical results of 2021 included in this proxy statement/prospectus reflect the results of Ovation from the date of its acquisition in January 2021.
●	On November 1, 2021, the parties consummated the Egencia Acquisition. The Egencia Acquisition (i) substantially enhances our capabilities in the SME segment to significantly broaden our addressable client base; (ii) complements our SME value proposition with Egencia’s software solution specifically built for “digital-first” SME clients who want a seamless program that delivers full traveler tools and control at a lower cost; and (iii) provides leading edge traveler and client experience as well as innovation capability powered by an experienced, proven travel technology talent base. For additional information, see “Business of GBT — Egencia Acquisition.” Our historical results included in this proxy statement/prospectus do not reflect the results of Egencia Acquisition.

These acquisitions have been a significant driver of our revenue, cost of revenue and other operating expenses (including integration, restructuring and depreciation and amortization). Further, purchase accounting under GAAP requires that all assets acquired and liabilities assumed be recorded at fair value on the acquisition date. As a result, our acquisition strategy could result in significant amount of amortization of acquired intangibles (or impairments, if any) recorded in our results of operations following our acquisition, which may significantly impact our results of operations.

We regularly consider acquisition opportunities as well as other forms of business combinations. Historically, we have been involved in numerous transactions of various magnitudes, for consideration which included cash or securities or combinations thereof. We are continuing to evaluate and to pursue appropriate acquisition and combination opportunities as they arise in the expansion of our operations. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. As part of our regular on-going evaluation of acquisition opportunities, we are currently engaged in a number of unrelated preliminary discussions concerning possible acquisitions. We are in the early stages of such discussions and have not entered into any agreement in principle with respect to any possible acquisitions not expressly described in this proxy statement/prospectus. The purchase price for possible acquisitions may be paid in cash, through the issuance of equity, the incurrence of additional indebtedness, or a combination thereof. Prior to consummating any such possible acquisition, we, among other things, will have to satisfactorily complete our due diligence investigation, negotiate the financial and other terms (including price) and condition of such acquisitions, obtain necessary consents and approvals and, if necessary, obtain financing. Furthermore, our ability to consummate and finance acquisitions may be limited by the terms of our existing or future debt arrangements. We cannot predict if any such acquisition will be consummated or, if consummated, will result in a financial or other benefit to us. See “Risk Factors — Risks Relating to Employee Matters, Managing Our Growth and Other Risks Relating to Our Business — We may be unable to identify and consummate new acquisition opportunities, which would significantly impact our growth strategy.”

Key Operating and Financial Metrics

We monitor the following key operating and financial metrics to help us evaluate our business, measure our performance, identify trends affecting our business, prepare financial projections and make strategic decisions. The following key operating and financial metrics, which we believe are useful in evaluating our business, are used by management to monitor and analyze the operational and financial performance of our business:

	Year Ended
	December 31,
($ in millions except percentages)	2021	2020	2019
Key Operating Metrics
Total Transaction Value (“TTV”)	6,799	5,941	29,220
Transaction Growth (Decline)	6%	(71)%	17%
Key Financial Metrics
Revenue	763	793	2,119
Total operating expense	1,323	1,540	1,913
Net (loss) income	(475)	(619)	138
Net cash (used in) from operating activities	(512)	(250)	227
EBITDA	(406)	(590)	349
Adjusted EBITDA	(340)	(363)	428
Adjusted Operating Expenses	1,095	1,151	1,696
Free Cash Flow	(556)	(297)	165

	As of
	December 31,
	2021	2020
Net debt	507	40

Key Operating Metrics

We consider TTV, followed by Transaction (Decline) Growth, to be two significant non-financial metrics that are broadly used in the travel industry and help understand revenue and expense trends. These metrics are used by our management to (1) manage the financial planning and performance of our business, (2) evaluate the effectiveness of our business strategies, (3) make budgeting decisions, and (4) compare our performance to the performance of our peer companies. We also believe that TTV, followed by Transaction (Decline) Growth, may assist potential investors and financial analysts in understanding the drivers of growth in our revenues and changes in our operating expenses across reporting periods.

TTV

TTV refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds.

TTV of $6,799 million for the year ended December 31, 2021 increased by 14% compared to the year ended December 31, 2020 due to the easing of travel restrictions, that were introduced by governments in response to the COVID-19 pandemic, particularly in the third and fourth quarters of 2021. For information on the impact of the COVID-19 pandemic on business travel, see “GBT’s Management’s Discussion and Analysis of Results of Operations — Impact of the COVID-19 Pandemic” and “Business of GBT — Recent Performance and COVID-19 Update.”

TTV of $5,941 million for the year ended December 31, 2020 decreased by 80% compared to the year ended December 31, 2019 due to reduced travel resulting from the impact of the COVID-19 pandemic and resulting global travel restrictions.

Transaction Growth (Decline)

Transaction Growth (Decline) represents year-over-year decline or growth as a percentage of the total number of transactions, including air, hotel, car rental, rail or other travel-related transactions, recorded at the time of booking, is calculated on a gross basis to include cancellations, refunds and exchanges. To calculate year-over-year decline or growth, GBT compares the total number of transactions in the comparative previous period/year to the total number of transactions in the current period/year in percentage terms.

During the year ended December 31, 2021, Transaction Growth was 6% compared to the year ended December 31, 2020 due to the easing of travel restrictions, that were introduced by governments in response to the COVID-19 pandemic, particularly in the third and fourth quarters of 2021.

During the year ended December 31, 2020, Transaction Decline was 71% compared to the year ended December 31, 2019 due to reduced travel resulting from the impact of the COVID-19 pandemic and resulting global travel restrictions.

During the year ended December 31, 2019, Transaction Growth was 17% compared to the year ended December 31, 2018 primarily as a result of our acquisitions of HRG and DER, which added 12% and 3% to Transaction Growth, respectively. Excluding these acquisitions, Transaction Growth for the year ended December 31, 2019 was 2%.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. Our non-GAAP financial measures are provided in addition to, and should not be considered as an alternative to other performance or liquidity measure derived in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of our non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

Management believes that these non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance or liquidity across periods. In addition, we use certain of these non-GAAP financial measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. We use two of our non-GAAP financial measures as indicators of our ability to generate cash to meet our liquidity needs and to assist our management in evaluating our financial flexibility, capital structure and leverage. These non-GAAP financial measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and/or to compare our performance and liquidity against that of other peer companies using similar measures.

EBITDA, Adjusted EBITDA and Adjusted Operating Expenses

We define EBITDA as net (loss) income before interest income, interest expense, loss on early extinguishment of debt, benefit from (provision for) income taxes and depreciation and amortization.

We define Adjusted EBITDA as EBITDA excluding costs that management believes are non-core to the underlying business of the Company, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation, certain corporate costs, foreign currency gains (losses), non-service components of net periodic pension benefit (costs) and gains (losses) on disposal of businesses.

We define Adjusted Operating Expenses as total operating expenses excluding depreciation and amortization and costs that management believes are non-core to the underlying business of the Company, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation and certain corporate costs.

EBITDA, Adjusted EBITDA and Adjusted Operating Expenses are supplemental non-GAAP financial measures of operating performance that do not represent and should not be considered as alternatives to net (loss) income or total operating expenses, as determined under GAAP. In addition, these measures may not be comparable to similarly titled measures used by other companies. These non-GAAP measures have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of the Company’s results or expenses as reported under GAAP. Some of these limitations are that these measures do not reflect:

●	changes in, or cash requirements for, our working capital needs or contractual commitments;
●	our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;
●	our tax expense, or the cash requirements to pay our taxes;

●	recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;
●	the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;
●	restructuring, mergers and acquisition and integration costs, all of which are intrinsic of our acquisitive business model; and
●	impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations.

EBITDA, Adjusted EBITDA and Adjusted Operating Expenses should not be considered as a measure of liquidity or as a measure determining discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

We believe that the adjustments applied in presenting EBITDA, Adjusted EBITDA and Adjusted Operating Expenses are appropriate to provide additional information to investors about certain material non-cash and other items that management believes are non-core to the underlying business of the Company.

We use these measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. These non-GAAP measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We also believe that EBITDA, Adjusted EBITDA and Adjusted Operating Expenses are helpful supplemental measures to assist potential investors and analysts in evaluating our operating results across reporting periods on a consistent basis.

Set forth below is a reconciliation of net (loss) income to EBITDA and Adjusted EBITDA.

	Year Ended
	December 31,
($ in millions)	2021	2020	2019
Net (loss) income	(475)	(619)	138
Interest income	(1)	(1)	(5)
Interest expense	53	27	15
Loss on early extinguishment of debt	49	—	—
(Benefit from) provision for income taxes	(186)	(145)	60
Depreciation and amortization	154	148	141
EBITDA	(406)	(590)	349

Restructuring charges(a)	14	206	12
Integration costs(b)	22	14	36
Mergers and acquisitions(c)	14	10	12
Separation costs(d)	—	—	3
Equity-based compensation(e)	3	3	6
Other adjustments, net(f)	13	(6)	10
Adjusted EBITDA	340	(363)	428

Set forth below is a reconciliation of total operating expenses to Adjusted Operating Expenses:

	Year Ended
	December 31,
($ in millions)	2021	2020	2019
Total operating expenses	1,323	1,540	1,913
Adjustments:
Depreciation and amortisation	(154)	(148)	(141)
Restructuring charges(a)	(14)	(206)	(12)
Integration costs(b)	(22)	(14)	(36)
Mergers and acquisition(c)	(14)	(10)	(12)
Separation costs(d)	—	—	(3)
Equity-based compensation(e)	(3)	(3)	(6)
Other adjustments, net(f)	(21)	(8)	(7)
Adjusted Operating Expenses	1,095	1,151	1,696
(a)	Represents severance and related expenses due to restructuring activities and impairment of operating lease right-of-use assets for closure of offices. For the year ended December 31, 2020, these charges include mitigating actions taken by us in response to adverse business impact resulting from travel restrictions due to the COVID-19 pandemic.
(b)	Represents expenses related to the integration of businesses acquired.
(c)	Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre-acquisition due diligence and related activities costs.
(d)	Represents expenses related to the separation of GBT’s business from American Express, which was substantially completed in 2018.
(e)	Represents non-cash equity-based compensation expense related to the GBT MIP.
(f)	Adjusted Operating Expenses excludes (i) executive long-term incentive plan expense of $15 million, $2 million and $0 for the years ended December 31, 2021, 2020 and 2019 respectively and (ii) litigation costs of $6 million, $6 million and $7 million for the years ended December 31, 2021, 2020 and 2019 respectively. Adjusted EBITDA additionally excludes (i) unrealized gains (losses) of $0 million, $12 and $(4) million for the years ended December 31, 2021, 2020 and 2019 respectively, (ii) non-service component of our net periodic pension benefit related to our defined benefit pension plans of $9 million, $2 million and $4 million for the years ended December 31, 2021, 2020 and 2019 respectively and (iii) loss on disposal of business of $1 million, $0 million and $3 million for the years ended December 31, 2021, 2020 and 2019 respectively.
(g)	For a discussion of Free Cash Flow and Net Debt, see “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Free Cash Flow” and “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Net Debt.”

Components of Results of Operations

Revenue

We generate revenue in two primary ways – (1) Travel Revenues received from clients and travel suppliers and (2) Product and Professional Services Revenues received from clients, travel suppliers and Network Partners.

Travel Revenues: Travel Revenues include all revenue relating to servicing a travel transaction, which can be air, hotel, car rental, rail or other travel-related bookings or reservations, cancellations, exchanges or refunds. The major components of our Travel Revenues are:

●	Client Fees: We typically charge clients transaction fees for arranging travel.

●	Supplier Fees: Travel suppliers pay us for distributing and promoting their content. The mechanism varies by supplier, but the amount is usually a volume-linked fee. This includes fees from the three major GDSs.

Product and Professional Services Revenues: We receive revenue from clients, travel suppliers and Network Partners for using our platform, products and value-added services.

●	Management Fees: Many clients request a contractually fixed, dedicated staffing pool to serve their travelers for part or all of their business travel. In these cases, we use a cost-recovery-plus-margin pricing structure instead of a transaction fee. Client management resources and overhead allocations are also included in this management fee.
●	Products Revenues: We provide a broad range of business travel management tools used by clients to manage their travel programs. Revenue for these solutions usually takes the form of recurring subscriptions or management fees.
●	Consulting and Meetings and Events Revenues: Consulting revenues (including outsourcing to us of part, or all, of a client’s travel program management) are usually a fixed fee for delivery of a certain engagement (such as company travel policy design). Meetings and events revenue is based on fees for booking, planning and managing meetings and events.
●	Other Revenues: Other revenues typically include certain marketing and advertising fees from travel suppliers, as well as direct revenues from our Network Partners (excludes certain supplier fees that are indirectly driven by Network Partners’ contribution to aggregate volumes).

Costs and Expenses

Cost of Revenue

Cost of revenue primarily consists of (i) salary and benefits of our travel counsellors, meetings and events teams and their supporting functions and (ii) the cost of outsourcing resources in transaction processing and the processing costs of online booking tools.

Sales and Marketing

Sales and marketing primarily consists of (i) salaries and benefits of employees in our sales and marketing function and (ii) the expenses for acquiring and maintaining client partnerships, including account management, sales, marketing and consulting, as well as certain other functions that support these efforts.

Technology and Content

Technology and content primarily consists of (i) salaries and benefits of employees engaged in our product and content development, back-end applications, support infrastructure and maintain security of our networks and (ii) other costs associated with licensing of software and information technology maintenance expense.

General and Administrative

General and administrative expenses consists of (i) salaries and benefits of our employees in finance, legal, human resources and administrative support, including expenses associated with the executive non-cash equity plan and long-term incentive plans, (ii) integration expenses related to the acquisitions of HRG and DER, costs related to mergers and acquisitions primarily related to due diligence, legal expenses and related professional services fees and (iii) fees and costs related to accounting, tax and other professional services fees, legal related costs, and other miscellaneous expenses.

We have recently incurred, and expect to continue to incur, additional expenses as we grow our operations and transition to operating as a public company following the consummation of the Business Combination, including higher legal, corporate insurance, accounting and auditing expenses, and the additional costs of enhancing and maintaining our internal control environment through the adoption of new corporate policies. We also expect that general and administrative expenses will continue to increase in absolute dollars as we expand our operations.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table summarizes our historical consolidated statements of operations for the year ended December 31, 2021 and 2020:

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2021	2020	$	%
Revenue	$763	$793	$(30)	(4)%
Costs and Expenses:
Cost of revenues (excluding depreciation and amortization shown separately below)	477	529	52	10%
Sales and marketing	201	199	(2)	(1)%
Technology and content	264	277	13	5%
General and administrative	213	181	(32)	(17)%
Restructuring charges	14	(206)	192	93%
Depreciation and amortization	154	148	(6)	(4)%
Total operating expense	1,323	1,540	217	14%
Operating loss	(560)	(747)	187	25%
Interest income	1	1	—	—
Interest expense	(53)	(27)	(26)	(95)%
Loss on early extinguishment of debt	(49)	—	(49)	n/m
Other income, net	8	14	(6)	(27)%
Loss before income taxes and share of losses from equity method investments	(653)	(759)	106	14%
Benefit from income taxes	186	145	41	27%
Share of losses in equity method investments	(8)	(5)	(3)	(51)%
Net loss	(475)	(619)	144	24%

n/m — not meaningful

Revenue

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2021	2020	$	%
Travel Revenue	$446	$468	$(22)	(5)%
Products & Professional Services Revenue	317	325	(8)	(2)%
Total Revenue	$763	$793	$(30)	(4)%

For the year ended December 31, 2021, our total revenue decreased by $30 million, or 4%, due to the decline in both Travel Revenue and Products & Professional Services Revenue described below.

Travel Revenue decreased by $22 million, or 5%, despite Transaction Growth. This is due to a change in mix of domestic and international travel, where we had higher domestic travel with lower client fees compared to international travel with higher client fees. During most of the year ended December 31, 2021, there remained more stringent restrictions on international travel across all regions due to the COVID-19 pandemic.

Products & Professional Services Revenue is not dependent on transaction volume and decreased by $8 million, or 2%, despite Transaction Growth during the year ended December 31, 2021. The decrease in Products & Professional Services Revenue was primarily driven by a decline in our meeting and events revenue.

Cost of Revenue

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2021	2020	$ %
Cost of revenue (excluding depreciation and amortization)	$477	$529	$52	10%

For the year ended December 31, 2021, cost of revenue decreased by $52 million, or 10%, due to a decline of $26 million in each of salaries and benefits expenses, and other cost of revenue.

Salaries and benefits expenses related to cost of revenue decreased by $26 million, or 6%, primarily due to the COVID-19 BRP of $72 million, offset by decrease in funds received from governments of $33 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic which were netted against salaries and benefits expenses and $13 million in incremental salaries and benefits related to the Egencia Acquisition.

Other cost of revenue decreased by $26 million, or 23%, primarily due to a decrease of $35 million in outsourced vendors cost and other expenses, offset by $9 million incremental other cost of revenue related to the Egencia Acquisition.

Sales and Marketing

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2021	2020	$ %
Sales and marketing	$201	$199	$(2)	(1)%

For the year ended December 31, 2021, sales and marketing expenses increased marginally by $2 million, or 1%. The increase in salaries and benefits expenses of $8 million was offset by decline in other sales and marketing costs of $6 million.

Salaries and benefits expenses related to sales and marketing increased by $8 million, or 5%, primarily due to incremental salaries of $15 million resulting from the Egencia Acquisition, offset by a reduction resulting from the COVID-19 BRP of $1 million and an increase in funds received from governments of $7 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic which were netted against salaries and benefits expenses.

Other sales and marketing expenses decreased by $6 million, or 17%, primarily due to a reduction in vendor costs.

Technology and Content

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2021	2020	$ %
Technology and content	$264	$277	$13	5%

For the year ended December 31, 2021, technology and content costs decreased by $13 million, or 5%. The increase in salaries and benefits expenses of $4 million was more than offset by decline in other technology and content costs of $17 million.

Salaries and benefits expenses related to technology and content increased by $4 million, or 3%, primarily due to incremental salaries of $6 million resulting from the Egencia Acquisition and a decrease in funds received from governments of $3 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic, which were netted against salaries and benefits expenses, offset by a reduction in salaries and benefits resulting from the COVID-19 BRP of $5 million.

Other technology and content costs decreased by $17 million, or 11%, primarily due to reduction in third party technology vendor costs and lower technology investments of $26 million, offset by $9 million of incremental other technology and content expenses due to the Egencia Acquisition.

General and Administrative

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2021	2020	$ %
General and administrative	$213	$181	$(32)	(17)%

For the year ended December 31, 2021, general and administrative expenses increased by $32 million,or 17%, due to an increase in salaries and benefits expenses of $28 million and an increase in other general and administrative costs of $4 million.

Salaries and benefits expenses related to general and administrative increased by $28 million, or 29%, due to increase in annual incentive award and employee long-term cash incentive plan expenses amounting to $42 million, decrease in funds received from governments of $9 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic, which were netted against salaries and benefits expenses, and incremental salaries of $5 million resulting from the Egencia Acquisition partially offset by the COVID-19 BRP of $28 million.

Other general and administrative expenses increased by $4 million, or 4%, primarily due to $8 million of incremental other general and administrative expenses resulting from the Egencia Acquisition and increased mergers and acquisition expenses amounting to $4 million primarily driven by the Egencia Acquisition, offset by a reduction in third party technology vendor processing, license costs, reduced investments and integration costs amounting to $7 million.

Restructuring Charges

For the year ended December 31, 2021, restructuring charges reduced significantly by $196 million due to the majority of mitigating actions taken in response to the adverse business impact of the COVID-19 pandemic completed during the year ended December 31, 2020.

Restructuring activities during the year ended December 31, 2020 were initiated to mitigate the adverse impact on our business resulting from the COVID-19 pandemic and to simplify our business processes and improve our operational efficiencies. The cost saving measures included voluntary and involuntary terminations of employee services and facility closures across various locations.

Depreciation and Amortization

For the year ended December 31, 2021, depreciation and amortization increased by $6 million, or 4%, primarily due to additional depreciation and amortization resulting from the Egencia Acquisition.

Interest Expense

For the year ended December 31, 2021, interest expense increased by $26 million, or 95%. The increase was primarily due to (i) $19 million of interest expense attributable to the $400 million principal amount of Senior Secured Prior Tranche B-1 Term Loans that were borrowed in September 2020, including as a result of an increase to the interest rate for such loans pursuant to an amendment in January 2021, and (ii) $6 million of interest expense related to additional borrowings of $150 million principal amount of Senior Secured Prior Tranche B-2 Term Loans that were borrowed in different tranches in 2021.

Other Income, Net

Other income, net consists of:

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2021	2020	$	%
Foreign exchange gains, net	—	12	(12)	100
Loss on disposal of business	(1)	—	(1)	n/m
Non-service components of net periodic pension benefit	9	2	7	n/m
Other income, net	8	14	(6)	(27)%

n/m — not meaningful

For the year ended December 31, 2021, other income, net, decreased by $6 million, or 27%, primarily due to $12 million of adverse change in foreign exchange, offset by a $7 million increase in non-service components of net periodic pension benefit during the year ended December 31, 2021.

Benefit from Income Taxes

For the year ended December 31, 2021 we recognized a benefit from incomes taxes of $186 million, resulting in an effective tax rate of 28.39%. For the year ended December 31, 2020 we recognized a benefit from incomes taxes of $145 million, resulting in an effective tax rate of 19.13%. The increase in the effective tax rate during the year ended December 31, 2021 was primarily driven by a change in the U.K.'s enacted tax rate from 19% to 25% during the second quarter of 2021, and which becomes effective from April 2023. Deferred tax balances are measured at the rate at which they are expected to reverse; therefore this resulted in a benefit of $35 million on remeasurement of our existing deferred tax assets and liabilities in the second quarter of 2021 and an additional benefit throughout the year on new balances that are expected to reverse at the newly enacted rate.

Share of Losses in Equity Method Investments

Our share of losses in equity method investments was $8 million for the year ended December 31, 2021 compared to a share of losses of $5 million for the year ended December 31, 2020. The losses during the year ended December 31, 2021 and 2020 was due to the adverse impact of restrictions on travel resulting from the COVID-19 pandemic and includes impairment of equity method investments of $2 million during the year ended December 31, 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table summarizes our historical consolidated statements of operations for the years ended December 31, 2020 and 2019:

	Year Ended		Change
	December 31,		favorable/(unfavorable)
($ in millions except percentages)	2020	2019	$	%
Revenue	$793	$2,119	$(1,326)	(63)
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown separately below)	529	880	351	40
Sales and marketing	199	286	87	30
Technology and content	277	339	62	18
General and administrative	181	255	74	29
Restructuring charges	206	12	(194)	n/m
Depreciation and amortization	148	141	(7)	(5)
Total operating expenses	1,540	1,913	373	20
Operating (loss) income	(747)	206	(953)	n/m
Interest income	1	5	(4)	(68)
Interest expense	(27)	(15)	(12)	(76)
Other income (expense), net	14	(3)	17	n/m
(Loss) income before income taxes and share of (losses) earnings from equity method investments	(759)	193	(952)	n/m
Benefit from (provision for) income taxes	145	(60)	205	n/m
Share of (losses) earnings in equity method investments	(5)	5	(10)	n/m
Net (loss) income	$(619)	$138	$(757)	n/m

n/m — not meaningful

Revenue

	Year Ended December 31,		Change favorable/(unfavorable)
($ in millions except percentages)	2020	2019	$	%
Travel Revenues	$468	$1,605	$(1,137)	(71)
Product and Professional Services Revenues	325	514	(189)	(37)
Total Revenue	$793	$2,119	$(1,326)	(63)

For the year ended December 31, 2020, our total revenue decreased by $1,326 million, or 63%, due to the decline in both Travel Revenues and Product and Professional Services Revenues described below.

Travel Revenues decreased by $1,137 million, or 71%, in line with Transaction Decline due to adverse impact on our business resulting from restrictions on travel across all regions due to the COVID-19 pandemic.

Product and Professional Services Revenues decreased by $189 million, or 37%. The decrease in Product and Professional Services Revenues was lower than Transaction Decline due to fixed revenue components of management fees and other revenue that are not dependent on transaction volume.

Cost of Revenue

	Year Ended December 31,		Change favorable/(unfavorable)
($ in millions except percentages)	2020	2019	$	%
Cost of revenue	$529	$880	$351	40

For the year ended December 31, 2020, cost of revenue decreased by $351 million, or 40%, due to decline in salaries and benefits expenses of $243 million and decline in other cost of revenue of $108 million.

Salaries and benefits expenses related to cost of revenue decreased by $243 million, or 37%, primarily due to the COVID-19 BRP of $171 million and funds received from governments of $72 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic during the year ended December 31, 2020, which were netted against salaries and benefits expenses.

Other cost of revenue decreased by $108 million, or 49%, primarily due to lower volumes of transactions during the year ended December 31, 2020. The reduction was primarily due to decrease in online booking tool fees and merchant fees amounting to $65 million, both of which are variable costs related to transaction volumes, and decreases in outsourced vendors cost and other expenses of $43 million.

Sales and Marketing

	Year Ended December 31,		Change favorable/(unfavorable)
($ in millions except percentages)	2020	2019	$	%
Sales and marketing	$199	$286	$87	30

For the year ended December 31, 2020, sales and marketing expenses decreased by $87 million, or 30%, due to decline in salaries and benefits expenses of $59 million and decline in other sales and marketing costs of $28 million.

Salaries and benefits expenses related to sales and marketing decreased by $59 million, or 27% primarily due to the COVID-19 BRP of $49 million and funds received from governments of $10 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic during the year ended December 31, 2020, which were netted against salaries and benefits expenses.

Other sales and marketing expenses decreased by $28 million, or 43%, primarily due to reduction in vendor costs.

Technology and Content

	Year Ended December 31,		Change favorable/(unfavorable)
($ in millions except percentages)	2020	2019	$	%
Technology and content	$277	$339	$62	18

For the year ended December 31, 2020, technology and content costs decreased by $62 million, or 18%, due to decline in salaries and benefits expenses of $23 million and decline in other technology and content costs of $39 million.

Salaries and benefits expenses related to technology and content decreased by $23 million, or 16%, primarily due to the COVID-19 BRP of $17 million and funds received from governments of $6 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic during the year ended December 31, 2020, which were netted against salaries and benefits expenses.

Other technology and content costs decreased by $39 million, or 20%, primarily due to reduction in third party technology vendor costs of $26 million and lower technology investments of $13 million.

General and Administrative

	Year Ended December 31,		Change favorable/(unfavorable)
($ in millions except percentages)	2020	2019	$	%
Total general and administrative	$181	$255	$74	29

For the year ended December 31, 2020, general and administrative expenses decreased by $74 million, or 29%, due to decline in salaries and benefits of $42 million and decline in other general and administrative costs of $32 million.

Salaries and benefits expenses related to general and administrative decreased by $42 million, or 31%, primarily due to the COVID-19 BRP of $29 million and funds received from governments of $13 million in connection with programs designed to minimize employment losses related to the COVID-19 pandemic during the year ended December 31, 2020, which were netted against salaries and benefits expenses.

Other general and administrative expenses decreased by $32 million, or 27%, primarily due to reduction in third party technology vendor processing, license costs, reduced investments and substantial completion of activities associated with the integration of HRG.

Restructuring Charges

For the year ended December 31, 2020, restructuring charges were $206 million. Restructuring activities during the period were initiated to mitigate the adverse impact on our business resulting from the COVID-19 pandemic and to simplify our business processes and improve our operational efficiencies. The cost saving measures included voluntary and involuntary terminations of employee services and facility closures across various locations. See note 14 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

For the year ended December 31, 2019, restructuring charges were $12 million, primarily related to restructuring activities initiated to enhance and optimize our operational efficiency and as a result of the integration of acquired businesses.

Depreciation and Amortization

For the year ended December 31, 2020, depreciation and amortization increased by $7 million, or 5%, primarily due to the accelerated depreciation of certain software and leasehold improvement assets in connection with restructuring activities.

Interest Expense

For the year ended December 31, 2020, interest expense increased by $12 million, or 76%, to $27 million. This increase was primarily due to interest expense attributable to the $400 million principal amount of Senior Secured Prior Tranche B-1 Term Loans that were borrowed pursuant to an incremental facility that was established under the Senior Secured Credit Agreement in September 2020. See note 15 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Other Income (Expense), Net

Other income (expense), net consists of:

	Year Ended December 31,		Change favorable/(unfavorable)
($ in millions except percentages)	2020	2019	$	%
Foreign exchange gain (losses), net	$12	$(4)	$16	n/m
Loss on sale of businesses	—	(3)	3	100
Non-service components of net periodic pension benefit	2	4	(2)	(86)
Other income (expense), net	$14	$(3)	$17	n/m

n/m — not meaningful

For the year ended December 31, 2020, other income (expense), net increased $17 million as a result of $12 million of foreign exchange gains recognized during the period compared to foreign exchange losses of $4 million recognized during the year ended December 31, 2019.

Benefit from (Provision for) Income Taxes

In 2020, our income tax benefit was $145 million, driven by our effective tax rate and our $759 million loss before income taxes and share of losses from equity method investments. In 2019, our income tax provision was $60 million, driven by our effective tax rate and our $193 million income before income taxes and share of earnings from equity method investments. In 2019, our effective tax rate was higher than the statutory rate in the UK primarily as a result of certain discrete taxable items including non-deductible expenses and state and local income taxes.

Share of (Losses) Earnings in Equity Method Investments

Our share of losses in equity method investments was $5 million for the year ended December 31, 2020 compared to a share of earnings of $5 million for the year ended December 31, 2019. The loss during the year ended December 31, 2020 was due to the adverse impact of restrictions on travel resulting from the COVID-19 pandemic.

Liquidity and Capital Resources

Our principal sources of liquidity are typically cash flows generated from operations, cash available under the credit facilities under the Senior Secured Credit Agreement as well as cash and cash equivalents, which were $516 million and $584 million at December 31, 2021 and 2020, respectively. During the years ended December 31, 2021, 2020 and 2019, our Free Cash Flow was $(556) million, $(297) million and $165 million, respectively (See “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Free Cash Flow” for additional information about this non-GAAP measure and a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP). The $50 million Senior Secured Revolving Credit Facility remained undrawn at December 31, 2021 and 2020.

Managing our balance sheet prudently and maintaining appropriate liquidity have been significant priorities as we navigate the COVID-19 pandemic. In order to preserve liquidity, from time-to-time we have taken a number of actions to improve our liquidity and preserve financial flexibility, including:

●	Incremental Senior Secured Prior Tranche B-1 Term Loans: During the year ended December 31, 2020, we borrowed $400 million of Senior Secured Prior Tranche B-1 Term Loans pursuant to an incremental facility that was established under the Senior Secured Credit Agreement in September 2020. These were subsequently repaid on December 16, 2021 as discussed below.
●	Shareholder Equity Commitment Letters: On August 25, 2020, Juweel and Amex HoldCo. entered into Equity Commitment Letters with GBT pursuant to which Juweel and Amex HoldCo., in their respective capacities as shareholders of GBT, committed to provide an aggregate of up to $300 million of preferred equity financing, on the terms and subject to the conditions set forth therein, including:

●	equity commitments were originally scheduled to survive for a period of one year from the date of execution of the Equity Commitment Letters, which termination date was extended to August 2022 in connection with the $200 million Senior Secured Prior Tranche B-2 Term Loan Facility (described below); and
●	any issuance of equity by GBT pursuant to the Equity Commitment Letters must be permitted under the Senior Secured Credit Agreement (without triggering a requirement to use the proceeds therefrom to make mandatory prepayments under the Senior Secured Credit Agreement).

During the year ended December 31, 2021, we issued a total of 1,500,000 preferred shares in equal proportion to Amex HoldCo. and Juweel for a total consideration of $150 million pursuant to the Equity Commitment Letters. The balance of equity commitments of $150 million remain outstanding as of December 31, 2021. The Equity Commitment Letters will terminate upon the consummation of the Business Combination.

●	Incremental Senior Secured Prior Tranche B-2 Term Loan Facility and Drawdowns of Shareholder Equity Commitment Letters: On January 20, 2021, we further amended the Senior Secured Credit Agreement to obtain the $200 million Senior Secured Prior Tranche B-2 Term Loan Facility, which was available on a delayed-draw basis, with $50 million of loans thereunder permitted to be borrowed in each quarter in 2021, subject to certain conditions, including a requirement that, with each such borrowing, equity investments in an amount equal to the amount of such borrowing shall have been funded in GBT pursuant to the Equity Commitment Letters. During the year ended December 31, 2021, we borrowed $150 million of principal amount of loans under the Senior Secured Prior Tranche B-2 Term Loan Facility and, in connection therewith, a total of $150 million of equity commitments were funded pursuant to the Equity Commitment Letters, as described above. The principal amount of term loans borrowed under the Senior Secured Prior Tranche B-2 Term Loan Facility were subsequently repaid on December 16, 2021 as discussed below.
●	Senior Secured New Tranche B-3 Term Loan Facilities: On December 2, 2021, we obtained commitments for the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities. Effective as of December 16, 2021, we amended the Senior Secured Credit Agreement to, among other things, establish the Senior Secured New Tranche B-3 Term Loan Facilities, $800 million of which was borrowed on such date. A portion of the proceeds from the initial borrowings under the Senior Secured New Tranche B-3 Term Loan Facilities was applied to refinance and repay in full the Senior Secured Prior Tranche B-1 Term Loans and the Senior Secured Prior Tranche B-2 Term Loan Facility, together with accrued and unpaid interest thereon, and prepayment premiums/breakage costs. In connection therewith, the remaining unused commitments under the Senior Secured Prior Tranche B-2 Term Loan Facility were terminated. The remaining $200 million of commitments under the Senior Secured New Tranche B-3 Term Loan Facilities are available on a delayed-draw basis for a six-month period after the date of such initial borrowing, subject to certain customary borrowing conditions. The December 2021 amendments to the Senior Secured Credit Agreement require that the Equity Commitment Letters not be terminated or modified in a manner materially adverse to GBT prior to the earlier of the consummation of the Business Combination and the scheduled August 2022 termination date of the Equity Commitment Letters; however, borrowings under the Senior Secured New Tranche B-3 Term Loan Facilities are not conditioned on additional equity investments being made pursuant to the Equity Commitment Letters or the consummation of the Business Combination.

As of December 31, 2021, we were in compliance with all applicable covenants under the Senior Secured Credit Agreement.

GBT believes, based on our current operating plan, that our existing cash and cash equivalents, together with the Senior Secured Revolving Credit Facility and cash flows from operating activities, will be sufficient to meet our anticipated cash needs for working capital, financial liabilities, capital expenditures and business expansion for at least the next 12 months. Although we believe that we will have a sufficient level of cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources to lower our cost of capital, which could include equity, equity-linked and debt financing. In addition, from time to time, we may evaluate acquisitions and other strategic opportunities. If we elect to pursue any such investments, we may fund them with internally generated funds, bank financing, the issuance of other debt or equity or a combination thereof. There is no assurance that such funding would be available to us on acceptable terms or at all. Furthermore, we cannot assure you that we would be able to satisfy or obtain a waiver of applicable borrowing conditions for borrowing additional amounts under the unused commitments under the Senior Secured Credit Agreement in the future. In addition, utilization of the Senior Secured Revolving Credit Facility may be effectively limited in future periods if we are unable to comply with the leverage-based financial covenant for such facility contained in the Senior Secured Credit Agreement when required.

For additional information, see “Business of GBT — Liquidity Update,” and “Business of GBT — Description of Certain Indebtedness.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended
	December 31,
($ in millions)	2021	2020	2019
Net cash (used in) from operating activities	$(512)	$(250)	$227
Net cash used in investing activities	(27)	(47)	(87)
Net cash from (used in) financing activities	478	384	(65)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7)	7	1
Net (decrease) increase in cash, cash equivalents and restricted cash	$(68)	$94	$76

Cash Flows for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

As of December 31, 2021, we had $525 million of cash, cash equivalents and restricted cash, a decrease of $68 million compared to December 31, 2020. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was $512 million compared to $250 million for the year ended December 31, 2020. The change of $262 million was primarily due to (i) fluctuations in working capital of $364 million, mainly driven by higher collections from our accounts receivable in 2020, as we focused on collections, to maintain our liquidity to manage the adverse impact of the COVID-19 pandemic and (ii) $31 million of higher interest payments, partially offset by (iii) reduced operating expenses.

Investing Activities

During the year ended December 31, 2021 net cash used in investing activities of $27 million was primarily due to cash consideration of $53 million paid for the acquisition of the Ovation travel business and $44 million used for the purchase of property and equipment, offset by $73 million of cash acquired in the Egencia Acquisition. During the year ended December 31, 2020, net cash used in investing activities of $47 million was due to purchase of property and equipment.

Financing Activities

During the year ended December 31, 2021, net cash from financing activities of $478 million was primarily due to (i) $935 million of gross cash proceeds received from term loans borrowed pursuant to Senior Secured Prior Tranche B-2 Term Loan Facility and Senior Secured New Tranche B-3 Term Loan Facilities (net of debt discount of $15 million), and (ii) $150 million of proceeds received from the issuance of preferred shares, partially, offset by (iii) $ 551 million of gross cash payments towards the principal amount of the Senior Secured Prior Tranche B-1 Term Loans and Senior Secured Prior Tranche B-2 Term Loan Facility and for scheduled repayments of the Senior Secured Initial Term Loans, (iv) $42 million of cash paid for prepayment penalty and related costs, and for debt issuance costs, and (v) $10 million paid for a potential equity offering transaction. For the year ended December 31, 2020 net cash from financing activities was $384 million due to $388 million of cash proceeds received from the Senior Secured Prior Tranche B-1 Term Loans (net of debt discount of $12 million), offset by $4 million repayment of principal amount of senior secured term loans.

Cash Flows for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

As of December 31, 2020, we had $593 million of cash, cash equivalents and restricted cash, an increase of $94 million compared to December 31, 2019. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Operating Activities

For the year ended December 31, 2020, net cash (used in) from operating activities was $(250) million compared to $227 million for the year ended December 31, 2019. The decrease of $477 million was primarily due to the decrease in operating income of $953 million, partially offset by the cash inflows from fluctuations in working capital of $377 million, primarily driven by collections from our accounts receivables, and lower cash tax payments of $62 million.

Investing Activities

During the year ended December 31, 2020, net cash used in investing activities of $47 million was primarily due to cash used for the purchase of property and equipment. During the year ended December 31, 2019, net cash used in investing activities of $87 million was primarily due to $62 million of cash used to purchase property and equipment and $25 million of cash consideration paid for the acquisition of DER, net of cash acquired.

Financing Activities

During the year ended December 31, 2020, net cash from financing activities of $384 million was primarily due to the net cash proceeds received from the Senior Secured Prior Tranche B-1 Term Loans under the Senior Secured Credit Agreement. During the year ended December 31, 2019, net cash used in financing activities of $65 million was primarily due to $58 million of capital distributions to shareholders and $5 million dividend paid to noncontrolling interests in subsidiaries.

Free Cash Flow

We define Free Cash Flow as net cash (used in) from operating activities, less cash used for additions to property and equipment.

We believe Free Cash Flow is an important measure of our liquidity. This measure is a useful indicator of our ability to generate cash to meet our liquidity demands. We use this measure to conduct and evaluate our operating liquidity. We believe it typically presents an alternate measure of cash flows since purchases of property and equipment are a necessary component of our ongoing operations and it provides useful information regarding how cash provided by operating activities compares to the property and equipment investments required to maintain and grow our platform. We believe Free Cash Flow provides investors with an understanding of how assets are performing and measures management’s effectiveness in managing cash.

Free Cash Flow is a non-GAAP measure and may not be comparable to similarly named measures used by other companies. This measure has limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent cash flow for discretionary expenditures. This measure should not be considered as a measure of liquidity or cash flows from operations as determined under GAAP. This measure is not measurement of our financial performance under GAAP and should not be considered in isolation or as alternative to net (loss) income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity.

Set forth below is a reconciliation of net cash (used in) from operating activities to Free Cash Flow.

	Year Ended
	December 31,
($ in millions)	2021	2020	2019
Net cash (used in) from operating activities	$(512)	$(250)	$227
Less: Purchase of property and equipment	(44)	(47)	(62)
Free Cash Flow	$(556)	$(297)	$165

Free Cash Flow of $(556) million for the year ended December 31, 2021, declined by $(259) million compared to Free Cash Flow of $(297) million for the year ended December 31, 2020, due to a $262 million increase in net cash used in operating activities as discussed above, offset by $3 million of lower cash outflows related to purchases of property and equipment.

Free Cash Flow of $(297) million for the year ended December 31, 2020, declined by $(462) million compared to Free Cash Flow of $165 million for the year ended December 31, 2019, due to $477 million increase in net cash used in operating activities as discussed above, offset by $15 million of lower cash outflows related to purchases of property and equipment.

Net Debt

The following table summarizes our Net Debt position as of December 31, 2021 and December 31, 2020:

	As of December 31,
(in $ millions)	2021	2020
Senior Secured Credit Agreement
Principal amount of initial term loans (Maturity – August 2025)(1)	$242	$244
Principal amount of tranche B-1 term loans(2)	—	399
Principal amount of tranche B-2 term loans(3)	—	—
Principal amount of tranche B-3 term loans (Maturity – December2026)(4)	800	—
Principal amount of revolving credit facility (Maturity – August2023)(5)	—	—
	1,042	643
Less: Unamortized debt discount and debt issuance costs	(19)	(19)
Total debt, net of unamortized debt discount and debt issuance costs	1,023	624
Less: Cash and cash equivalents	(516)	(584)
Net Debt	507	40
(1)	Stated interest rate of LIBOR + 2.50% as of December 31, 2021 and 2020.
(2)	The outstanding principal amount of Tranche B-1 term loans were repaid in full in December 2021.
(3)	The outstanding principal amount of Tranche B-2 term loans were repaid in full in December 2021.
(4)	Stated interest rate of LIBOR + 6.50% (with a LIBOR floor of 1.00%) as of December 31, 2021. Effective as of December 16, 2021, GBT amended the Senior Secured Credit Agreement to, among other things, establish the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities, $800 million of which was borrowed on such date and $200 million of which is available on a delayed- draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions. For additional information, see “Business of GBT — Description of Certain Indebtedness — Senior Secured Credit Agreement — Term Loan Facilities.”
(5)	Stated interest rate of LIBOR + 2.25% as of December 31, 2021 and 2020.

We define Net Debt as total debt outstanding consisting of current and non-current portion of long-term debt (defined as debt (excluding lease liabilities) with original contractual maturity dates of one year or greater), net of unamortized debt discount and unamortized debt issuance costs, minus cash and cash equivalents. Net Debt is a non-GAAP measure and may not be comparable to similarly named measures used by other companies. This measure is not a measurement of our indebtedness as determined under GAAP and should not be considered in isolation or as alternative to assess our total debt or any other measures derived in accordance with GAAP or as an alternative to total debt. Management uses Net Debt to review our overall liquidity, financial flexibility, capital structure and leverage. Further, we believe that certain debt rating agencies, creditors and credit analysts monitor our Net Debt as part of their assessment of our business.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2021:

	Payments Due by Year ($ in millions)
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations(1)	$1,042	$3	$6	$1,033	$—
Operating lease liabilities (2)	108	31	40	16	21
Finance lease liabilities	4	2	2	—	—
Interest payments(3)	324	67	134	123	—
Purchase commitments (4)	218	68	126	24	—
Total contractual obligations	$1,696	$171	$308	$1,196	$21

(1)	Long-term debt obligations exclude lease liabilities. Effective as of December 16, 2021, GBT amended the Senior Secured Credit Agreement to, among other things, establish the $1,000 million Senior Secured New Tranche B-3 Term Loan Facilities, $800 million of which was borrowed on such date and $200 million of which is available on a delayed-draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions. Under certain circumstances, each year, a portion of the senior secured term loans outstanding under the Senior Secured Credit Agreement are required to be prepaid with a percentage of annual excess cash flow, if any, calculated in a manner set forth in the Senior Secured Credit Agreement. Under certain circumstances, we will also be required to prepay, or make an offer to prepay, the senior secured term loans outstanding under the Senior Secured Credit Agreement with the proceeds received from certain other events, subject to certain exceptions and limitations set forth in the Senior Secured Credit Agreement. (See “Business of GBT — Description of Certain Indebtedness — Senior Secured Credit Agreement — Term Loan Facilities”). None of these mandatory prepayment obligations are reflected in the table above. Long-term debt obligations reflected in this table does not include the related unamortized debt discount and unamortized debt issuance costs. As of December 31, 2021, we have unamortized debt discount and unamortized debt issuance costs of $19 million related to the senior secured term loans outstanding as of such date under the Senior Secured Credit Agreement that will be amortized over their contractual period.
(2)	The operating lease liability amounts in the table above are primarily related to corporate office facility leases, as well as other offices for our local operations. Our operating leases expire on various dates through December 31, 2035. In addition to minimum lease payments, we are responsible for our ratable share of taxes and operating costs for leased premises.
(3)	Includes interest on the senior secured term loans outstanding under the Senior Secured Credit Agreement and our finance leases. Interest payments reflected in the table above for the senior secured term loans outstanding under the Senior Secured Credit Agreement are based on the applicable interest rate in effect as of December 31, 2021, which was 2.6% per annum for the Senior Secured Initial Term Loans (calculated as LIBOR plus 2.5%) and 7.5% per annum for loans under the Senior Secured New Tranche B-3 Term Loan Facilities (calculated as LIBOR plus 6.5%, with a 1.00% LIBOR floor). As of December 31, 2021, our consolidated balance sheet reflected accrued and unpaid interest of $3 million.
(4)	Primarily reflects our noncancelable contractual obligations in the ordinary course of business for which we have not received the goods or services as of December 31, 2021. The obligations are primarily related to service, hosting and licensing contracts for information technology arrangements.

Our obligations related to defined benefit and post-retirement plans are actuarially determined on an annual basis at our financial year end. As of December 31, 2021, plan contributions of $25 million were expected to be made in 2022. Funding projections beyond 2022 are not practical to estimate based on currently available information. For additional information, see “Risk Factors — Risks Relating to Employee Matters, Managing Our Growth and Other Risks Relating to Our Business.” Income tax liabilities for uncertain tax positions are excluded as we are unable to make a reasonably reliable estimate of the amount and period of related future payments.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates. Such fluctuations to date have not been significant.

Interest Rate Risk

As of December 31, 2021, we had unrestricted cash and cash equivalents of $516 million and restricted cash of approximately $9 million.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. We are exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our debt has floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. We have interest rate risk primarily related to borrowings under the Senior Secured Credit Agreement, which bear interest at a variable rate tied to LIBOR or the applicable base rate plus a margin (subject to certain benchmark replacement provisions and certain interest rate floors, as applicable), and, during certain periods, the margin applicable to certain term loan facilities thereunder will be based on a pricing grid that varies with the total leverage ratio (calculated in a manner set forth in the Senior

Secured Credit Agreement). For additional information, see “Business of GBT — Description of Certain Indebtedness — Senior Secured Credit Agreement — Interest and Certain Fees.” Therefore, increases in interest rates may reduce our net income or increase our net loss by increasing the cost of debt. As of December 31, 2021, $1,023 million of senior secured term loans were outstanding under the Senior Secured Credit Agreement, net of unamortized debt discount and unamortized debt issuance costs, and no borrowings or letters of credit were outstanding under the Senior Secured Revolving Credit Facility as of such date. As of December 31, 2021, we have not hedged the interest rate exposure arising from borrowings under the Senior Secured Credit Agreement.

Based on the outstanding debt under the Senior Secured Credit Agreement as of December 31, 2021, and assuming that our mix of debt instruments and other variables during the fiscal year ended on such date had been the same as in effect at December 31, 2021, while a hypothetical 100 basis points increase in LIBOR would have increased our interest expense by $3 million on an annualized basis, a hypothetical 100 basis points decrease in LIBOR would not have had a material impact on our interest expense for such period due to the LIBOR component thereof being tied to a LIBOR floor in respect of loans that were outstanding as of such date under the Senior Secured New Tranche B-3 Term Loan Facilities.

In February 2022, in order to mitigate the financial impact of expected increases in interest rates, we entered into an interest rate swap for a notional amount of $600 million of debt for a period covering from March 2022 to March 2025. The terms of such swap are initially linked to LIBOR as the benchmark rate, with an adjusted SOFR-based rate replacing LIBOR as the benchmark rate for such swap commencing in June 2023.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to U.S. dollars, our functional and reporting currency. Our revenue is generated primarily in U.S. dollars, British pounds sterling, and Euros. Our expenses are generally denominated in the currency of the country in which our operations are located, which are primarily the U.S., Europe and Asia. Our functional currency is denominated in U.S. dollars. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates in ways that are unrelated to our operating performance. As exchange rates may fluctuate significantly between periods, revenue and operating expenses, when converted into U.S. dollars, may also experience significant fluctuations between periods. As our revenues earned and expenses incurred in currencies other than U.S. dollars largely offset each other, fluctuations in the foreign currency exchange rates have not had a material impact on our financial results.

We do not engage in any hedging activities. We will continue to reassess our approach to managing risks relating to fluctuations in currency rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, adopted and not yet adopted by us, see note 2 to each of our annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

We generate revenue in two primary ways:

(1)	Travel Revenues, which include fees received from clients and travel suppliers relating to servicing a travel transaction, which can be air, hotel, car rental, rail or other travel-related bookings or reservations; and
(2)	Products and Professional Services Revenues, which include revenues received from clients, travel suppliers and Network Partners for using our platform, products and value-added services.

Revenue is recognized when control of the promised services in an arrangement is transferred to the clients in an amount that reflects the expected consideration in exchange for those services. Our clients are (i) corporate clients to whom we provide travel processing, consultancy and management services and (ii) travel suppliers including providers of GDS.

We have determined a net presentation of revenue (that is, the amount billed to a corporate client less the amount paid to a travel supplier) is appropriate for the majority of our transactions as the travel supplier is primarily responsible for providing the underlying travel services and we do not control the service provided to the traveler/corporate clients. We exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel-related services or collected by us from clients (which are therefore excluded from revenue).

Travel Revenue

Client Fees

Transaction Fees and Other Revenues: We enter into contracts with corporate clients to provide travel-related services each period over the contract term. Our obligation to the client is to stand ready to provide service over the contractual term. The performance obligation under these contracts is typically satisfied over time as our clients benefit from our services as they are performed. We receive nonrefundable transaction fees from corporate clients each time a travel transaction is processed. Transaction fee revenue, which is unit-priced under the service contract, is generally allocated to and recognized in the period the transaction is processed. We also receive revenue from the provision of other transactional services to clients such as revenue generated from the provision of servicing after business close or during travel disruption. Such other transactional travel revenue is also generally allocated to and recognized in the period when the travel transaction is processed.

We also receive revenue from the provision of other transactional services to clients such as revenue generated from the provision of servicing after business close or during travel disruption. Such other transactional travel revenue is also generally recognized at the time the client books the travel arrangements.

Consideration Payable to Clients and Client Incentives: As part of the arrangements with corporate clients, we may be contractually obligated to share with them the commissions collected from travel suppliers that are directly attributable to our business with the corporate clients. Additionally, in certain contractual agreements with its clients, we are required to pay them in the form of credits or upfront payments. We capitalize such consideration payments to our clients and recognize them ratably over the period of contract, as a reduction of revenue, as the revenue is recognized, unless the payment is in exchange for a distinct good or service that the corporate clients transfers to us. The capitalized upfront payments are reviewed for recoverability and impairment based on future forecasted revenues and are included within other non-current assets, net of any related liability, on our consolidated balance sheets.

Supplier Fees

Base Commissions and Incentives: Certain of our travel suppliers (e.g., airlines, hotels, car rental companies, and rail carriers) pay commissions and/or fees on tickets issued, sales and other services provided by us based on contractual agreements to promote or distribute travel supplier content. Commissions and fees from travel suppliers are generally recognized (i) at the time a ticket is purchased for air travel reservations as our performance obligation to the supplier is satisfied at the time of ticketing and/or (ii) upon fulfillment of the reservation for hotels and car rentals as the performance obligation to the hotel and car rental companies is not satisfied until the customer has checked-in to the hotel property and/or picked up the rental car.

We receive incentives from air travel suppliers for incremental bookings above minimum targeted thresholds established under relevant agreements. We estimate such incentive revenues using internal and external data detailing completed and estimated completed airline travel and the price thresholds applicable to the volume for the period, as the consideration is variable and determined by meeting volume targets. We allocate the variable consideration to the bookings during the incentive period, which is generally determined by the airlines to be a single fiscal quarter, and recognize that amount as the related performance obligations are satisfied, to the extent that it is probable that a subsequent change in the estimate would not result in a significant revenue reversal.

GDS Revenues: In certain transactions, the GDS receives commission revenues from travel suppliers in exchange for distributing their content and distributes a portion of these commissions to us as an incentive for us to utilize their platform. Therefore, we view payments through the GDS as commissions from travel suppliers and recognize these commissions in revenue on a per segment basis as travel bookings are made through the GDS platform.

Product and Professional Services Revenues

Management Fees: We receive management fees from corporate clients for travel management services. Our obligation to our clients is to stand ready to provide services over their respective contractual terms. The performance obligation under these contracts is typically satisfied over time as our clients benefit from our services as they are performed. Management fees are recognized ratably over the contract term as the performance obligation is satisfied on a stand-ready basis over the contract term.

Product Revenues: Revenues from the provision of travel management tools to corporate clients are recognized ratably over the contract term as the performance obligation is satisfied over the contract term over which the travel-related products are made available to clients.

Consulting and Meeting and Events Revenues: Fees from consulting and meetings and events planning services that are recognized over the contract term as the promised services are delivered by our personnel.

Other Revenues: Fees from Network Partners are recognized in proportion to sales as sales occur over the contract term, as the performance obligation is satisfied.

Business Combination

The application of the acquisition accounting for business combinations requires the use of significant estimates and assumptions to determine the fair value of the assets acquired and liabilities assumed. Our estimates of the fair value are based upon assumptions that we believe are reasonable. When we deem appropriate, we utilize assistance from a third-party valuation firm. The consideration transferred is allocated to the assets acquired and liabilities assumed based on their respective fair values at the acquisition date. The excess of the consideration transferred over the net of the amounts allocated to the identifiable assets acquired and liabilities assumed is recognized as goodwill.

When determining the fair value of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from corporate client and travel supplier relationships and trade names, discount rates and the period of time the acquired relationships will continue. We also have to estimate fair value contractual obligations assumed, pre-acquisition contingencies, if any, and contingent consideration. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are reflected in the consolidated statement of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Impairment of Long-Lived Assets, Operating Lease Right-of-Use Assets and Definite-Lived Intangible Assets

Our long-lived assets comprise property and equipment. We review long-lived tangible assets, operating lease right-of-use assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset (or the asset group) may not be recoverable. The undiscounted future cash flows associated with the expected service potential of the assets are compared to the carrying value of the assets. If our projection of undiscounted future cash flows is in excess of the carrying value of the assets, no impairment charge is recorded. If our projection of undiscounted cash flows is less than the carrying value, the assets are then measured at fair value and an impairment charge is recorded based on the excess of the carrying value of the assets over its fair value.

In estimating the fair value, we are required to make a number of assumptions including assumptions related to projections of future cash flows, estimated growth and discount rates. A change in these underlying assumptions could cause a change in the results of the tests and, as such, could result in impairment.

Due to the significant and negative financial impact of the COVID-19 pandemic and modifications / terminations of operating leases, we performed the recoverability test of our long-lived assets, operating lease right-of-use assets and definite-live intangible assets. Such tests resulted in us recognizing impairment of operating lease right-of-uses assets of $20 million during the year ended December 31, 2020. There was no significant impairment of property and equipment and definite-lived intangible assets during the years ended December 31, 2021 and 2019.

Goodwill

Goodwill and indefinite-lived intangible assets are not subject to amortization and are reviewed for impairment on December 31 each year, or when an event occurs or circumstances change and there is an indication of impairment. The performance of the goodwill impairment test is the comparison of the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit is less than its fair value no impairment exists. If the carrying value of a reporting unit is higher than its fair value, an impairment loss is recorded for the difference and charged to the consolidated statement of operations.

We test goodwill at a reporting unit level. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires judgment as to whether the operations below the operating segment constitute a self-sustaining business or whether the operations are similar such that they should be aggregated for purposes of the impairment test. Fair values of reporting units are determined using a combination of standard valuation techniques, including an income approach (discounted cash flows) and market approach such as earnings before interest, taxes, depreciation and amortization, or EBITDA, multiples of comparable publicly-traded companies and precedent transactions, and based on market participant assumptions. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.

Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects. Our significant estimates in the market approach include identifying similar companies and comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting units. We believe the weighted use of the discounted cash flows and market approach is the best method for determining the fair value of our reporting unit as the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

Due to continuing significant and negative impact of the COVID-19 pandemic, we adopted quantitative approach to test our Goodwill for impairment during the year ended December 31, 2021. The key assumptions applied in our impairment testing of goodwill were (i) estimated cash flows based on financial projections for the periods from 2022 through 2026, which were extrapolated to perpetuity, (ii) terminal values based on terminal growth rates not exceeding 2% and (iii) discount rates, based on weighted average cost of capital of 11%. We also considered the enterprise and/or equity value of the Company, determined in connection with the Egencia Acquisition, while performing goodwill impairment testing. The results of impairment testing performed in 2021 indicated that the fair value of each of the reporting unit exceed their respective carrying values. As a result, we did not record any impairment of goodwill in our consolidated statement of operations during the year ended December 31, 2021.

Pension and Other Post-Retirement Defined Benefits

We provide post-employment defined benefits to our current and former employees in certain non-U.S. jurisdictions, with the most material defined benefit pension plan being in the U.K.

The determination of the obligation and expense for our pension and other post-retirement employee benefits is dependent on certain assumptions used by actuaries in calculating such amounts. Certain of the more important assumptions are described in note 16 — Employee Benefit Plans to our consolidated financial statements included elsewhere in this proxy statement/prospectus and include the discount rate, expected long-term rate of return on plan assets, mortality rates and other factors. The effects of any modification to those assumptions are either recognized immediately or amortized over future periods in accordance with GAAP. Actual results that differ from assumptions used are accumulated and generally amortized over future periods.

The primary assumptions affecting our accounting for employee benefits are:

Discount rate: The discount rate is used to calculate pension benefit obligations. The discount rate assumption is developed by determining a constant effective yield that produces the same result as discounting projected plan cash flows using high-quality (AA) bond yields of corresponding maturities as of the measurement date. We used weighted average discount rates of 1.7% for defined benefit pension plans as of December 31, 2021.

The impact of a 100 basis point increase or decrease in the discount rate for defined benefit pension plans would be to decrease pension liabilities by $165 million or increase pension liabilities by $217 million, respectively, as of December 31, 2021. The sensitivity to a 100 basis point increase in the discount rate assumption related to our pre-tax employee benefit expense for 2021 would have no impact on our 2021 pre-tax pension expense; however a 100 basis point decrease would have increased our 2021 pre-tax pension expense by $1 million.

Expected long-term rate of return on plan assets: The expected long-term rate of return is used in the calculation of net periodic benefit cost. The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. The expected long-term rate of return for plan assets has been determined using historical returns for the different asset classes held by our trusts and its asset allocation, as well as inputs from internal and external sources regarding expected capital market return, inflation and other variables. In determining the pension expense for 2021 we used a weighted average expected long-term rate of return on plan assets of 4.4%.

Actual returns on plan assets for 2021 and 2020 were 7.5% and 11.5%, respectively, compared to the expected rate of return assumptions of 4.4% and 4.4%, respectively. The sensitivity to a 100 basis point increase or decrease in the expected rate of return on plan assets assumption related to our pre-tax employee benefit expense for 2021 would be to decrease or increase the 2021 pre-tax expense by $6 million in each case.

We use a single discount rate to determine the service cost and the interest cost components of the net periodic benefit cost. The single discount rate is developed using the relevant yield curve and projected cash flows.

While we believe these assumptions are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect our defined benefit pension and post-retirement employee benefit obligations and our future expense. See note 16 — Employee Benefit Plans to our consolidated financial statements included elsewhere in this proxy statement/prospectus for more information regarding our retirement benefit plans.

Equity-Based Compensation

Stock Options

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of stock options that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

Fair value of common stock — Because our common stock is not publicly traded, we must estimate the fair value of common stock. The GBT Board considers numerous objective and subjective factors to determine the fair value of our common stock as discussed in “GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Equity-Based Compensation — Common Stock Valuations” below.

Expected volatility — Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have trading history of our common stock, we estimate the expected volatility by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the awards.

Expected term — We determine the expected term based on the average period the stock-based awards are expected to remain outstanding, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-free rate — We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

Expected dividend yield — We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.

If any of the assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Common Stock Valuations

Given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the GBT Board determined the best estimate of fair value of our common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors included:

●	contemporaneous third party valuations of our common stock and the prices at which we or other holders contemplated the sale of our common in recent past in arms-length transactions;
●	our financial condition, results of operations and capital resources;
●	the industry outlook;
●	the fact that stock option grants have involved rights in illiquid securities in a private company;
●	the valuation of comparable companies;
●	the lack of marketability of our common stock;
●	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;
●	the history and nature of our business, industry trends and competitive environment; and
●	general economic outlook including economic growth, inflation, unemployment, interest rate environment and global economic trends.

The GBT Board determined the fair value of our common stock by first determining the enterprise value of our business, and then allocating the value among our equity securities to derive a per share value of our common stock.

The enterprise value of our business was primarily estimated by reference to valuation carried out with the assistant of third party valuers by utilizing the income and market approach.

The income approach estimates fair value based on the expectation of future cash flows that will generate such as cash earnings, cost savings, tax deductions and the proceeds from disposition of assets. These future cash flows are discounted to their present values using a discount rate which reflects the risks inherent in our cash flows. This approach requires significant judgment in estimating projected growth rates and cost trends and in determining a discount rate adjusted for the risks associated with our business.

Under the market approach, we use both the market comparable method and market pricing based on recent transactions. The market comparable method estimates our fair value based on a comparison to comparable public companies in similar lines of business. From the comparable companies, a representative market value multiple is determined which is applied to our operating results to estimate our value. In our valuations, the multiple of the comparable companies was determined using a ratio of the EV to projected revenue and/or earnings before interest, taxes and depreciation and amortization for the last 12 months. Our peer group of companies included a number of industry leaders in travel agency businesses similar to, or adjacent to our own business. The market comparable method requires judgment in selecting the public companies that are most similar to our business and in the application of the relevant market multiples to our financial performance metrics. We have from time to time updated the set of comparable companies utilized as new or more relevant information became available, including changes in the market and our business models and input from third party market experts.

Once we determine our EV under each approach, we apply a weighting to the income approach and the market approach primarily based on relevance of the peer companies chosen for the market approach analysis as well as other relevant factors. We then reduce the EV by our total Net Debt (Cash) to arrive at the estimated fair value of our common shares. Based on this information, the GBT Board and management makes the final determination of the estimated fair value of our equity and common shares.

Income Taxes

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review deferred tax assets by jurisdiction to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, which could materially impact our results of operations. During 2021, we recognized a credit of $1 million in respect of changes in the valuation allowance within the benefit from income taxes in our consolidated statement of operations. All deferred income taxes are classified as long-term on our consolidated balance sheets.

We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. As we operate globally, the nature of the uncertain tax positions is often very complex and subject to change, and the amounts at issue can be substantial. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements.

The ultimate resolution of these tax positions may be greater or less than the liabilities recorded. We re-evaluate uncertain tax positions at the end of each reporting period. This evaluation is based on factors that include, but are not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

MANAGEMENT OF GBT PRIOR TO THE BUSINESS COMBINATION

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of GBT and its subsidiaries prior to the consummation of the Business Combination, which will, by nature of the anticipated Up-C structure, be the business of PubCo and its subsidiaries following the consummation of the Business Combination.

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of the date of this proxy statement/prospectus:

Name	Age	Position(s)
Executive Officers
Paul Abbott	53	Chief Executive Officer
Eric J. Bock	56	Chief Legal Officer, Global Head of M&A and Corporate Secretary
Andrew George Crawley	55	Chief Commercial Officer
Martine Gerow	61	Chief Financial Officer
Mark Hollyhead	52	President, Egencia
Patricia Anne Huska	53	Chief People Officer
Si-Yeon Kim	51	Chief Risk and Compliance Officer
Evan Konwiser	40	EVP Product, Strategy and Communications
Michael Qualantone	60	Chief Revenue Officer
Boriana Tchobanova	47	Chief Transformation Officer
David Thompson	55	Chief Technology Officer

Directors
Michael Gregory (Greg) O’Hara	55	Chairman of the Board of Directors
Ugo Arzani(2)(5)	47	Director
James P. Bush(2)(3)(4)	63	Director
Philippe Chérèque(5)	70	Director
Marc D. Gordon(3)(4)(5)	61	Director
Eric Hart	46	Director
Raymond Donald Joabar(3)(4)(5)	56	Director
Glenda McNeal(1)(2)	61	Director
Richard Petrino(1)(2)	54	Director
Mohammed Saif S.S. Al-Sowaidi(1)(2)(3)(4)(5)	40	Director
Susan Ward(1)	61	Director
(1)	Member of the audit and finance committee.
(2)	Member of the compensation committee.
(3)	Member of the compliance committee.
(4)	Member of the risk management committee.
(5)	Member of the M&A committee.

Executive Officers

Paul Abbott has served as our Chief Executive Officer since October 2019. Prior to joining the Company, Mr. Abbott was Chief Commercial Officer, Global Commercial Payments at American Express. In his 24 years at American Express, Mr. Abbott served in a variety of senior roles across the corporate travel business. Mr. Abbott led the rapid and successful expansion of the American Express Business-to-Business Payments business around the world and introduced innovative new products and services to four million businesses of all sizes in over 150 countries. In addition, Mr. Abbott led the expansion of American Express’ card-issuing partnerships with some of the world’s largest financial institutions. Mr. Abbott previously worked at British Airways for nine years. Mr. Abbott received his postgraduate degree from Lancaster University.

Eric J. Bock has served as our Chief Legal Officer, Global Head of M&A and Corporate Secretary since October 2014. Prior to joining the Company, Mr. Bock served as Executive Vice President, Chief Legal Officer and Chief Administrative Officer, as well as Chief Compliance and Ethics Officer of Travelport Worldwide Limited (“Travelport”) and as a member of the board of directors of eNett International, a leading provider of innovative, integrated payment solutions. In addition to playing an integral role in developing and implementing Travelport’s strategic plans, Mr. Bock was also Chairman of the Enterprise Risk Management Committee and a member of the Employee Benefits, Charitable, Disclosure and Investment Committees. Prior to joining Travelport, Mr. Bock served as Executive Vice President, Law and Corporate Secretary for Cendant Corporation, overseeing the company’s legal practice groups in securities and corporate finance, mergers and acquisitions, corporate secretarial and governance matters, executive compensation, travel distribution services and marketing services. Mr. Bock also served on Cendant Corporation’s business ethics committee, disclosure committee, employee benefits committee and business continuity planning committee. Before Cendant Corporation, Mr. Bock was an associate in the corporate group of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Bock received his B.A. from Lafayette College and his J.D. from Fordham University School of Law.

Andrew George Crawley has served as our Chief Commercial Officer since April 2020. Mr. Crawley is also a non-executive director of Travelopia, a KKR portfolio company. Previously, Mr. Crawley served as CEO and Chairman of the board of directors of International Airlines Group (“IAG”) Loyalty. In addition, Mr. Crawley was a member of the IAG Management Committee from January 2016 to March 2020. Prior to joining IAG Loyalty, Mr. Crawley served as CEO of IAG Cargo. Prior to joining IAG Cargo, Mr. Crawley served as Chief Commercial Officer and Executive Board Member at British Airways plc (“British Airways”). Mr. Crawley also served as Chairman of British Airways Holidays, Chairman of OpenSkies (British Airways’ wholly-owned French airline subsidiary) and a board member of Avios Group Ltd. Mr. Crawley started his travel career in British Airways in 1992 and worked in a variety of sales, marketing and operational roles in the UK, Europe and Asia, ultimately serving on the board of the company. Prior to joining British Airways, Mr. Crawley spent two years in advertising. Mr. Crawley received his BSc degree from London University (QMC). Mr. Crawley also completed the Advanced Management Program at Harvard Business School.

Martine Gerow has served as our Chief Financial Officer since June 2017. Ms. Gerow currently serves as the chair of the audit committee on the board of directors of Europcar Mobility Group. Prior to joining the Company, Ms. Gerow served as Chief Financial Officer of Carlson Wagonlit Travel where she led a complete refinancing and a global finance transformation program. Ms. Gerow has also held CFO positions at French media services company Solocal Groupe and Spanish multinational food company, Campofrio. Earlier in her career, Ms. Gerow was a strategy consultant for the Boston Consulting Group, before moving to PepsiCo and then Danone, where she held Division CFO and Group Controller roles. Ms. Gerow received her business degree from HEC Paris and her MBA from Columbia Business School in New York.

Mark Hollyhead has served as the President of Egencia since November 2021. Prior to joining the Company, Mr. Hollyhead served as Egencia’s Global Chief Operating Officer since 2016. Prior to serving as Egencia’s Global Chief Operating Officer, Mr. Hollyhead served as a Senior Vice President for the Americas with Egencia. Mr. Hollyhead has over 25 years of global experience in sales, marketing and operations across the travel and telecommunications industries. Prior to joining Egencia, Mr. Hollyhead was the Head of Transformation with Vodafone. Prior to joining Vodafone, Mr. Hollyhead spent 15 years at British Airways in a variety of leadership positions including as Vice President of eCommerce and Customer Contact, and Head of Revenue Management for the long-haul business worldwide. Mr. Hollyhead completed his tenure at British Airways as the Head of London Heathrow Customer Operations where he was responsible for Terminals 1, 3 and 4. Mr. Hollyhead was also the Chairman of the Terminal 5 change program that was tasked with designing the customer experience and the consolidation of all operations into one terminal. Mr. Hollyhead received his MBA in Strategy and Distribution from the City of London Business School and received post graduate honors in Economics at Birkbeck University of London.

Patricia Anne Huska has served as our Chief People Officer since December 2018. Prior to becoming Chief People Officer, Ms. Huska served as our Vice President of Global Human Resources, responsible for the development and execution of strategies aimed at attracting talent, while retaining and engaging the existing employee base. Ms. Huska also has significant merger and acquisition experience. Ms. Huska played a key role in the planning and creation of the JV as well as spearheading the HR integration of multiple acquisitions. Ms. Huska was previously with American Express from 1994 to 2014. Ms. Huska received her M.A. in Management from Lesley University and her B.A. in Business Administration from the University of Massachusetts at Amherst.

Si-Yeon Kim has served as our Chief Risk & Compliance Officer and Executive Chair of Environmental, Social and Governance since June 2014. Prior to joining the Company, Ms. Kim served as Assistant General Counsel at JPMorgan Chase & Co. (“JPMC”) and Chief Compliance Officer at One Equity Partners (“OEP”), JPMC’s private equity investment arm. Prior to joining OEP, Ms. Kim was the General Counsel of Avon Products, Inc. in their Asia Pacific business based in Hong Kong, and prior to that, she was the Assistant General Counsel at Avon Products, Inc.’s Global Corporate Headquarters in New York. Ms. Kim began her law career at Chadbourne & Parke LLP. Ms. Kim received her J.D. from Columbia Law School, where she was a Harlan Fiske Stone Scholar, her

A.M. from Harvard University in Russian Regional Studies, and her B.A. from Seoul National University in Russian Language and Literature.

Evan Konwiser has served as our EVP Product, Strategy and Communications since February 2020. Prior to joining the Company, Mr. Konwiser served as co-founder and COO of Skylark, a luxury leisure travel agency start-up. Mr. Konwiser previously built two other travel products: FlightCaster, which predicts flight delays real-time and was acquired in 2010, and Farely, which analyzes airline cost data for travel buyers. As part of the FlightCaster acquisition, Mr. Konwiser ran the travel business for Next Jump, which includes employee discount programs for Fortune 500 companies. Mr. Konwiser also spent several years consulting in the travel industry for TMCs, airlines, GDS and travel media companies. Mr. Konwiser has also been an advisor to travel start-ups including Safely, Suiteness, Olset (acquired by Deem), RocketMiles (acquired by Priceline), and GetGoing (acquired by BCD Travel). Prior to that, Mr. Konwiser was a consultant at Bain & Company and also worked at Kayak. Mr. Konwiser is a six-time Dragon / Critic at the Phocuswright Travel Innovation Summit and is the facilitator of the Phocuswright Young Leaders Summit. Mr. Konwiser previously served on the board of ACTE and was selected as one of the “25 Most Influential Business Travel Executives” of 2016. Mr. Konwiser received his B.A. and MBA degrees from Dartmouth.

Michael Qualantone has served as our Chief Revenue Officer since February 2020. In this capacity, he has oversight for all GBT revenues, including supplier and customer, while leading Global Supplier Relations and Customer Revenue Management and Pricing functions. From 1988 to 2014, Mr. Qualantone held various leadership positions within Finance and Business Travel with American Express. Mr. Qualantone has been at the Company since June 2014. Prior to becoming Chief Revenue Officer, Mr. Qualantone served as EVP of Global Supplier Relations, where he led a global team responsible for all our travel supplier engagements with airlines, hotels, car companies and limo providers, as well as OBT providers and GDSs. Mr. Qualantone has also led the TPN, made up of Network Partners who service business travelers in countries where we have no proprietary presence. Prior to his role as EVP of Global Supplier Relations, Mr. Qualantone led Global Marketing, Product Development and Innovation, as well as internal and external Communications. In a prior role, Mr. Qualantone was Vice President, Client Services Group, bringing together key Operational and Client Management aspects of the organization, with over 2,500 employees. Prior to that, Mr. Qualantone led operations for both the U.S. onsite servicing as well as the Latin America call centers. Mr. Qualantone received his B.S. and MBA degrees from Arizona State University.

Boriana Tchobanova has served as our Chief Transformation Officer since April 2020. In this capacity, Ms. Tchobanova works directly with Mr. Abbott to lead business transformation, mergers and acquisitions integration, and strategic projects. Ms. Tchobanova has led multiple business transformation functions and championed large enterprise-wide changing initiatives, including the creation of global shared services and centers of excellence. Ms. Tchobanova held various positions at American Express from 2004 to 2018, including as VP of Strategic Planning and Business Transformation, Operational Excellence and M&A Integration. Ms. Tchobanova received her B.S. in Management and MBA degrees from the University of New Orleans.

David Thompson has served as our Chief Technology Officer since November 2017. Prior to joining the Company, Mr. Thompson served as Executive Vice President, Global Operations and Chief Technology Officer at The Western Union Company (“Western Union”), where he was responsible for overseeing the IT infrastructure needed to develop and support the next generation of Western Union money transfer and payment capabilities. Mr. Thompson has more than 20 years of experience in the technology industry. Prior to joining Western Union, Mr. Thompson served as Group President, Services and Support and Global CIO of Symantec Corporation. Prior to this role, Mr. Thompson served as Symantec Corporation’s EVP and CIO and, during his six years at the company, led an organization that offered expert solutions and support in information security, technology, availability and storage. Earlier in his career, Mr. Thompson served as SVP and CIO for Oracle Corp. and Vice President of Services and CIO at PeopleSoft, Inc. Mr. Thompson previously served over 10 years on the board of directors for CoreSite Realty Corp. Mr. Thompson received his B.B.A. from Marymount University.

Directors

Michael Gregory (Greg) O’Hara has served as the Chairman of GBT since June 2014. Mr. O’Hara is the Founder and Senior Managing Director of Certares, a firm that invests in the travel, tourism and hospitality sectors, and co-founder of GO Acquisition Corp. Prior to forming Certares, Mr. O’Hara served as Chief Investment Officer of JPMorgan Chase’s Special Investments Group (“JPM SIG”). Prior to this role at JPM SIG, Mr. O’Hara was a Managing Director of OEP, the private equity arm of JPMorgan. Before joining OEP in 2005, he served as Executive Vice President of Worldspan and was a member of its Board of Directors. Mr. O’Hara is the Chairperson of Hertz Global Holdings and Vice Chairman of Liberty TripAdvisor Holdings and serves on the Boards of Directors of Liberty TripAdvisor Holdings(Nasdaq: LTRPA) and Tripadvisor (Nasdaq: TRIP), The Innocence Project, World Travel & Tourism Council and Certares Holdings.

Ugo Arzani has served as a member of the GBT Board since June 2017. Mr. Arzani is Head of Retail & Consumer at Qatar Investment Authority (“QIA”). In his role, Mr. Arzani is responsible for investments in Retail, Consumer Goods, Consumer Technology, Leisure and Agri companies worldwide. Before joining QIA in 2013, Mr. Arzani spent 15 years at Merrill Lynch (subsequently Bank of America Merrill Lynch), based in London. Mr. Arzani previously served on the board of directors of Harrods Ltd, HelloFresh SE, and VeePee. Mr. Arzani received his summa cum laude degree in Business Administration from Bocconi University.

James P. Bush has served as a member of the GBT Board since January 2020. Mr. Bush joined American Express in 1987 and served various marketing, customer service and operations roles before becoming EVP and General Manager of the new Strategic Alliances Group in 2000. Before retiring from American Express in 2018, Mr. Bush served as a Senior Advisor to the new CEO, with a special focus on growth opportunities in Asia. In his most recent profit and loss role from 2015 to 2018, Mr. Bush was President, Global Network and International Card Services, responsible for all consumer business outside the U.S. and all global bank partnerships. As EVP, World Service from 2009 to 2015 and EVP, US Service Delivery from 2005 to 2009, Mr. Bush led customer care as well as global operations, card processing and credit and fraud management. From 2001 to 2005, Mr. Bush was the Regional President, Japan/Asia Pacific/Australia. Mr. Bush is a member of the Global Policy Forum at Penn State University, the Board of Trustees and the President’s Council at Valley Health System in New Jersey, and the Board of Trustees of Rider University. Mr. Bush previously served on the board of Webster Financial Corporation. Mr. Bush received his B.S. in Accounting from Rider University.

Philippe Chérèque has served as a member of the GBT Board since September 2020. Mr. Chérèque was President of the Company until March 2020, responsible for our client-facing organizations, including Sales and Client Management, Global Business Consulting, Meetings & Events, as well as Supplier Relations, Marketing and Technology. Mr. Chérèque currently serves on the board of directors of Voyageurs du Monde SA. Prior to joining the Company, Mr. Chérèque served as EVP of Commercial at Amadeus Technology Group SA, where he led the worldwide implementation of Amadeus Technology Group SA’s commercial strategy. Prior to that, Mr. Chérèque served as the SVP of Corporate Strategy, responsible for driving and coordinating the company’s business development, marketing, technical architecture and product plan. Mr. Chérèque joined Amadeus Global Travel Distribution S.A. as one of the founders in 1987. Prior to that, Mr. Chérèque worked at Air France for seven years, where he held a number of managerial positions in operational research, computer analysis and passenger application software development. Mr. Chérèque received his Engineering degree from the Institut Supérieur d’Electronique de Paris and his Master of Science degree in Electronics from the University of Paris.

Marc D. Gordon has served as a member of the GBT Board since December 2016. Mr. Gordon is Executive Vice President and Chief Information Officer of American Express. In this role, Mr. Gordon oversees the Technology organization, which works to enable and accelerate the company’s strategies while providing a platform for product and customer-experience innovation at scale. Mr. Gordon leads the delivery and operations of technology capabilities and services globally, as well as technology risk and information security, for which he has been an active proponent of industry collaboration and public/private partnerships supporting critical infrastructure security and resiliency efforts. Mr. Gordon is a member of the American Express Executive Committee, which is responsible for developing the company’s strategic direction and determining key policies affecting the company overall. In August 2019, Mr. Gordon assumed additional responsibility as the CIO and as an officer of American Express National Bank. Mr. Gordon joined American Express in 2012 from Bank of America, where he had served in a series of increasingly responsible leadership roles since 2004. Previously, Mr. Gordon worked as CIO of Best Buy for more than six years. Prior to that, he served as CIO at The Timberland Company. He began his career as a consultant at Accenture and as a principal at PRTM, consulting to the high-tech industry. Mr. Gordon is a former member of the National Board of the Parent Advocacy Coalition for Educational Rights, an organization dedicated to improving the lives of children with disabilities. Mr. Gordon previously served on the U.S. National Security Telecommunications Advisory Committee by Presidential appointment, as well as the cyber advisory board of a major U.S. intelligence agency. Mr. Gordon received his B.A. in Economics from Colby College in Maine and his master’s degree from MIT’s Sloan School of Management.

Eric Hart is the Chief Financial Officer at Expedia Group. Prior to this role, Mr. Hart acted as Chief Strategy Officer where he was responsible for Expedia Group strategy and business development as well as global M&A and investments. In his over 10 years with Expedia Group, Mr. Hart was most recently the General Manager of CarRentals.com. Prior to his role as General Manager, Mr. Hart led corporate strategy for the company, leading some of the company’s largest acquisitions. Prior to joining Expedia Group, Mr. Hart spent time as a Vice President at Lake Capital, a Project Leader at Boston Consulting Group, and a Consultant at Accenture. Hart holds a bachelor’s degree from Georgia State University and a Master’s in Business Administration from University of Chicago Booth School of Business.

Raymond Donald Joabar has served as a member of the GBT Board since October 2019. Mr. Joabar joined American Express in 1992 and has served in a wide variety of senior roles. Mr. Joabar is Group President of American Express’ Global Merchant &

Network Services (“GMNS”) organization. In this position, he leads the team that oversees relationships with the millions of merchants around the world that accept American Express, as well as the team that runs American Express’ payment network and manages bank partnerships globally. Mr. Joabar is a member of the American Express Executive Committee, which is responsible for developing the company’s strategic direction and determining key policies affecting the company overall. Mr. Joabar currently serves on the boards of the Lincoln Center Theater and the American Associates of the National Theatre. Prior to his role as Group President, GMNS, Mr. Joabar served as Chief Risk Officer of American Express and American Express National Bank, as well as President of Global Risk and Compliance from September 2019 to April 2021. As Chief Risk Officer, Mr. Joabar was responsible for developing American Express’ and the American Express National Bank’s risk appetite, ensuring safety and soundness, and strengthening the control and compliance environment. Prior to this, Mr. Joabar served as President of the International Consumer Services and Global Travel and Lifestyle Services group at American Express, where he helped lead the development of the country-by-country strategy that led to accelerated growth in the company’s top strategic international markets. He also led global customer service and credit and fraud operations. Mr. Joabar received his B.S. in Electrical Engineering from the University of Michigan and his MBA from Manchester Business School.

Glenda McNeal has served as a member of the GBT Board since February 2020. Ms. McNeal has nearly three decades of leadership experience at American Express. Since beginning her career at American Express in 1989, Ms. McNeal has held key roles across the card-issuing and network businesses, including positions in business development, strategy, sales and client management and marketing. As President, Enterprise Strategic Partnerships, Ms. McNeal defines American Express’ partnership strategy and leads the key initiatives and negotiations for the company’s strategic relationships, including the largest travel, e-commerce, technology and retail partners. Ms. McNeal is a member of the American Express Executive Committee, which is responsible for developing the company’s strategic direction and determining key policies affecting the company overall. Ms. McNeal currently serves on the corporate boards of Nordstrom (NYSE: JWN) and RLJ Lodging Trust (NYSE: RLJ). She serves as Vice Chair of the Americas on the Executive Committee of the World Travel & Tourism Council and was recently appointed to the Travel & Tourism Advisory Board for the Department of Commerce. Her prior board experience includes U.S. Steel Corporation, Vente Privee U.S., PepsiCo’s Multicultural Advisory Board, Dillard University, and several not-for-profit organizations. She is a member of the Executive Leadership Council. Prior to working for American Express, Ms. McNeal worked for Arthur Andersen & Company and Salomon Brothers. Ms. McNeal received her B.A. in Accounting from Dillard University and her MBA from The Wharton School of the University of Pennsylvania.

Richard Petrino has served as a member of the GBT Board since October 2019. Mr. Petrino is COO of American Express National Bank (“AENB”) and a member of the AENB board of directors and American Express’ Executive Committee. In this role, Mr. Petrino is responsible for the administration of programs and services provided by AENB in partnership with the CEO and other executive officers of the Bank. Prior to his role as COO, Mr. Petrino served as Chief Accounting Officer and Corporate Controller. Prior to that, Mr. Petrino served as SVP, Head of Global Operational Risk and Oversight. Prior to his role as SVP, Head of Global Operational Risk and Oversight, Mr. Petrino served as SVP, Global Capital Markets & Basel Program within the Treasury Organization. Prior to his role as SVP, Global Capital Markets & Basel Program, Mr. Petrino was SVP of Corporate Planning and Investor Relations, serving as key advisor to the Company’s senior business leaders, including the CEO, CFO and the Operating Committee. Prior to joining American Express, Mr. Petrino was an Assistant Vice President in the Controllers Group at CS First Boston and a Senior Accountant at KPMG Peat Marwick. Mr. Petrino received his degree in Accounting from Lehigh University and his MBA from NYU. He is also a CPA.

Mohammed Saif S.S. Al-Sowaidi has served as a member of the GBT Board since June 2014. Mr. Al-Sowaidi is the Chief Investment Officer - North and South Americas, he leads QIA investments across the various asset classes in the Americas region. Mr. Al-Sowaidi is also a member at QIA Executive committee. Mr. Al-Sowaidi was President - Qatar Investment Authority US Office in New York for the period 2015-2020. Mr. Al-Sowaidi led establishing QIA’s office. QIA US office hosts an investment team that supports QIA to become a significant investor in the US. Joined QIA in 2010, held multiple roles such as Portfolio Manager for the TMT Portfolio, Industrial Portfolio and Head of the Private Equity Funds Portfolio. Before joining QIA, Mr. Al-Sowaidi was a Director – Corporate Banking at Masraf Al-Rayan covering the Government and Real Estate Sectors, 2006-2010. Financial Analyst at ExxonMobil Treasury in Qatar, 2004-2006. Mr. Al-Sowaidi is a CFA Charterholder, 2013. MBA from TRIUM Program, 2018. Double Major Bachelor’s Degrees in Statistics and Finance from the University of Missouri – Columbia.

Susan Ward has served as a member of the GBT Board since September 20, 2021. Ms. Ward currently serves on the board of directors of Saia, Inc. (Nasdaq: SAIA) and Ecovyst Inc. (NYSE: ECVT). Ms. Ward is the retired Chief Accounting Officer of UPS with her career spanning more than 25 years. At UPS, she held a variety of roles within Finance & Accounting as well as Operations. Her experience includes Corporate Finance, Mergers & Acquisitions, Global Risk Management, Pension Investments, External Reporting, Corporate Accounting, and Internal Audit. Ms. Ward’s experience also includes P&L responsibility for a U.S. small package operation and the design and execution of a global finance and accounting functional transformation, which was targeted to save annually through technology enabled solutions such as data analytics, artificial intelligence and robotics. Prior to joining UPS,

Ms. Ward served as a Senior Manager at Ernst & Young in both New York City and Atlanta where her industry experience included real estate, telecommunications and entrepreneurial businesses. Ms. Ward received her Bachelors in Accounting from St. Bonaventure University and her MBA in Finance from Fordham University. Ms. Ward also attended the Leadership and Strategic Impact Executive Program at the Tuck School of Business at Dartmouth College. Ms. Ward is a Certified Public Accountant.

There are no family relationships among any of our executive officers or directors.

GBT’S DIRECTOR AND EXECUTIVE COMPENSATION

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of GBT and its subsidiaries prior to the consummation of the Business Combination, which will be the business of PubCo and its subsidiaries following the consummation of the Business Combination.

GBT’s Executive and Director Compensation

Our named executive officers for the fiscal year ended December 31, 2021, which consist of our principal executive officer and the next two most highly compensated executive officers who were serving as executive officers as of December 31, 2021, are:

●	Paul Abbott, our Chief Executive Officer;
●	Andrew Crawley, our Chief Commercial Officer; and
●	Michael Qualantone, our Chief Revenue Officer.

The named executive officer and director compensation described in this section discusses our 2021 compensation programs. Following the consummation of the Business Combination, our compensation committee may choose to implement different compensation programs for our named executive officers and directors.

Summary Compensation Table

The following table provides information regarding the compensation provided to our named executive officers during the fiscal year ended December 31, 2021 and December 31, 2020. Amounts paid in British pound sterling have been converted to United States dollars for purposes of this disclosure. Salary and all other compensation have been converted at an annual average exchange rate (based on monthly averages) equal to $1.37 per £1.00 for 2021 and $1.29 per £1.00 for 2020 (in each case, rounded to the nearest cent) and bonuses have been converted at the rate in effect at the time of payments as set forth in the notes to the table below.

					Non-Equity
				Option	Incentive Plan	All Other		Total
		Salary	Bonus	Awards	Compensation	Compensation		Compensation
Name and Principal Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)		($)
Paul Abbott	2021	1,233,717	4,000,000	9,000,000	4,050,255	115,001	(5)	18,398,973
Chief Executive Officer	2020	1,072,751	2,756,540	—	—	1,168,879		4,998,170
Andrew Crawley	2021	804,318	1,250,000	3,750,000	1,140,000	70,818	(6)	7,015,136
Chief Commercial Officer	2020	471,122	447,938	—	—	635,011		1,554,071
Michael Qualantone	2021	578,750	500,000	3,448,920	1,000,000	36,400	(8)	5,564,070
Chief Revenue Officer(7)
(1)	In 2021, as a result of the continued impact of COVID-19 on the travel industry as a whole, our named executive officers accepted a reduction in annual base salary, as described in more detail under the section “Narrative to the Summary Compensation Table — Annual Base Salary” below. The table reflects the actual base salaries paid to our named executive officers in fiscal year 2021 after the effect of these reductions.
(2)	The amounts in this column for 2021 reflect the vesting and payment of the 2020 Executive LTIP awards granted September 1, 2020 which vest as to one-sixth of the award on each of the first and second anniversaries of the grant date, with the remaining two-thirds of the award cliff vesting on the third anniversary of the grant date. In addition the amounts in this column for 2021 reflect special one-time, discretionary cash awards to (i) Paul Abbott equal to $3,000,000 and (ii) Andrew Crawley equal to $750,000. Each such award is subject to a clawback provision that requires the executive to repay the full cash amount if the executive terminates employment with us on or before November 30, 2022.
(3)	The amounts in this column reflect the grant date fair value of the options granted to our named executive officers on December 2, 2021. These options have an exercise prices of $87.85 (the valuation price at the signing of the Business Combination Agreement), are eligible to vest in equal installments on the first, second and third anniversaries of the grant date based on continued service and will expire if a transaction with a special purpose acquisition company has not occurred on or before July 31, 2022. The aggregate grant date fair values of the awards shown in this column are calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718— Compensation — Stock Compensation.

Assumptions used in the calculation of these amounts are included in note 19 — Equity-Based Compensation to our audited financial statements for the fiscal year ended December 31, 2021 included in this prospectus.
(4)	The amounts in this column reflect the amounts earned in 2021 as annual cash incentive awards as described in more detail under the section “Narrative to the Summary Compensation Table — Annual Incentive Compensation” below.
(5)	Amount includes (i) a UK supplemental pension cash allowance of $96,106, (ii) a company-paid car allowance of $15,674, (iii) a company contribution of $668 for an annual executive-level medical assessment, and (iv) a company contribution of $2,553 for family private medical and dental benefits. In 2020, Mr. Abbott received similar types of perquisites in addition to a one-time payment equal to $1,050,000 intended to be in lieu of certain equity awards from Mr. Abbott’s former employer.
(6)	Amount includes (i) a UK supplemental pension cash allowance of $55,144 and (ii) a company-paid car allowance of $15,674. In 2020, Mr. Crawley received similar types of perquisites in addition to a one-time payment equal to $601,115 intended to be in lieu of certain equity awards from Mr. Crawley's former employer. The one-time payment was paid on May 31, 2020 in British pound sterling but converted for purposes of this disclosure at the exchange rate applicable on the payment date equal to $1.23 per £1.00 (rounded to the nearest cent).
(7)	Mr. Qualantone would not have been disclosed as a named executive officer if we had been a public company in 2021. Therefore, his compensation for 2020 has not been provided in this table because it was not required to have been previously disclosed.
(8)	Amount represents (i) a $25,000 cash payment and (ii) a company contribution of $11,400 to the 401(k) plan.

Narrative to the Summary Compensation Table

The compensation committee annually reviews and approves compensation for our named executive officers. The compensation committee considers recommendations by our Chief Executive Officer for the compensation of all other named executive officers. Compensation for our Chief Executive Officer typically has been recommended by the chairman of the GBT Board, which is reviewed and subject to approval by the compensation committee.

Annual Base Salary

We believe that a competitive base salary is essential in attracting and retaining key executive talent. The base salary established for each of our named executive officers is intended to reflect each individual’s responsibilities, experience, position, prior performance and other discretionary factors deemed relevant by our compensation committee. Based on market benchmarking conducted by the compensation consultants to the compensation committee for 2021, Semler Brossy Consulting Group, our compensation committee determines market level compensation for base salaries after a review of market data and discussions with our Chief Executive Officer regarding our other executive officers.

The table below reflects the annual base salaries approved by the compensation committee for our named executive officers during the fiscal years ended December 31, 2021 and December 31, 2020, prior to the COVID-19 related reductions discussed below and that, for two named executive officers, would have been paid in British pound sterling and were the same amounts for 2021 and 2020, but converted for purposes of disclosure at an annual average exchange rate (based on monthly averages) equal to $1.37 per £1.00 for 2021 and $1.29 per £1.00 for 2020 (in each case, rounded to the nearest cent).

Name	2020 Base Salary ($)	2021 Base Salary ($)
Paul Abbott	1,288,538	1,374,903
Andrew Crawley	837,549	893,687
Michael Qualantone	650,000	650,000

In 2021, as a result of the impact of COVID-19 on the travel industry as a whole, our named executive officers accepted a reduction in annual base salary, with a maximum reduction of 21%, which was effective for the period commencing January 1, 2021 and ending July 5, 2021. The actual base salaries paid to our named executive officers in fiscal year 2021 are set forth above in the Summary Compensation Table.

Annual Incentive Compensation

We maintain an annual incentive award plan (the “AIA Plan”) in order to align participants’ incentives to deliver GBT’s financial and client goals and to provide an objective setting and review process for our named executive officers that forms the basis for determining their potential annual bonuses. Our employment agreements with our named executive officers provide that they will be eligible to participate in the AIA Plan up to a specific target percentage of their salary based on the compensation committee’s assessment of their and our performance against goals, as established by GBT management and approved by the compensation committee. The compensation committee approves our annual objectives which are based in part on our total revenue and Adjusted EBITDA for the year as well as the individual objectives of each named executive officer, which are focused on each named executive officer’s specific performance relative to our company-wide achievements.

The target award opportunities for our named executive officers for fiscal year 2021, expressed as a percentage of their annual base salary, were 200% for Paul Abbott, 100% for Andrew Crawley and 100% for Michael Qualantone. In addition, if the performance targets established by the compensation committee were exceeded, Mr. Abbott could have earned up to 300% of his base salary and Mr. Crawley and Mr. Qualantone could have each earned up to 200% of their base salary, respectively.

Employment Agreements with Our Named Executive Officers

Our named executive officers Messrs. Abbott and Crawley are each party to an employment agreement with GBT UK, and Mr. Qualantone is party to an employment letter with GBT US LLC (together referred as the “employment agreements”). The discussion below summarizes the material terms of the named executive officer employment agreements. See the section entitled “Proposal No. 3 — Business Combination Proposal — The Business Combination Agreement — Interests of GBT’s Directors and Executive Officers in the Business Combination — Severance Protection Agreements and Amendments with Executive Officers of GBT” for a discussion of the employment agreement amendments with the named executive officers being entered into in connection with the Business Combination.

Paul Abbott

Agreement; Term. GBT UK entered into an employment agreement with Paul Abbott dated June 5, 2020, in connection with Mr. Abbott’s assumption of the role of Chief Executive Officer on May 4, 2020. The employment agreement will remain in effect unless terminated by either party upon 26 weeks’ notice by Mr. Abbott or 52 weeks’ notice by us, or upon an earlier termination due to breach of the agreement by the executive.

Base Salary, Target Bonus. Under the employment agreement, Mr. Abbott will receive an annual base salary of £1,000,000, subject to applicable tax withholding and national insurance contributions. Mr. Abbott will be eligible to receive a target annual bonus opportunity equal to 200% of his then-current annual base salary, up to a maximum of 300%.

Long-Term Incentive Awards. The employment agreement provides that Mr. Abbott will be eligible to participate in and receive awards under GBT's long term incentive award program.

Pension Benefits. Mr. Abbott is also entitled to receive an additional amount each year under the employment agreement equal to (8/(1+x))% (where x is the aggregate rate of employer national insurance contributions and other employer levies, expressed as a decimal) of his salary per annum in lieu of pension contributions subject to deductions for tax and national insurance contributions as required by law, payable monthly in arrears.

Additional Benefits. In addition to eligibility to participate in employee benefit plans generally applicable to employees of GBT UK, the employment agreement provides that Mr. Abbott will be provided with coverage under a permanent health insurance scheme. Mr. Abbott is also entitled to receive a monthly car allowance equal to £950.

Severance. Upon a termination of Mr. Abbott’s employment by us for any reason other than for cause or due to a resignation of employment by Mr. Abbott for good reason, as defined in the employment agreement, Mr. Abbott will be entitled to receive (i) continued payment of 12 months’ annual base salary less any payments made with respect to garden leave, (ii) the annual cash bonus for the year of termination based on the target level of performance, (iii) the annual cash bonus (based on actual performance) for any prior year not already paid, and (iv) continued private medical insurance for 12 months following the termination date (inclusive of any period of garden leave).

Restrictive Covenants. Mr. Abbott’s employment agreement includes certain restrictive covenants relating to protection of our confidential information and intellectual property and one-year (inclusive of any period of garden leave) post-termination non-competition and non-solicitation of customers and employees covenants.

Andrew Crawley

Agreement; Term. GBT UK entered into an employment agreement with Andrew Crawley dated November 26, 2019, in connection with Mr. Crawley’s assumption of the role of Chief Commercial Officer on April 1, 2020. The employment agreement will remain in effect unless terminated by either party upon 26 weeks’ notice, or upon an earlier termination due to breach of the agreement by the executive.

Base Salary, Target Bonus. Under the employment agreement, Mr. Crawley will receive an annual base salary of £650,000, subject to applicable tax withholding and national insurance contributions. Mr. Crawley will be eligible to receive a target annual bonus opportunity equal to 100% of his then-current annual base salary, up to a maximum of 200%.

Make-Whole Replacement Award. In order to make Mr. Crawley whole for the value of long-term incentive awards that were forfeited upon Mr. Crawley’s appointment as our Chief Commercial Officer, Mr. Crawley received a one-time sign-on bonus in the amount of £486,780, paid in cash on May 31, 2020 and that was subject to clawback upon a voluntary resignation or termination without cause prior to April 1, 2021.

Long-Term Incentive Awards. The employment agreement provides that Mr. Crawley will be eligible to participate in and receive awards under GBT's long term incentive award program.

Pension Benefits. Mr. Crawley is entitled to participate in the Amex GBT UK Pension Plan, subject to satisfying eligibility criteria. Mr. Crawley has reached the maximum life-time statutory allowance for contributions to the Amex GBT UK Pension Plan. Accordingly, in lieu of additional contributions to the pension plan, GBT UK provides Mr. Crawley an annual cash allowance equal to 8% of Mr. Crawley's salary, net of 14.3% national insurance withholding.

Additional Benefits. In addition to eligibility to participate in employee benefit plans generally applicable to employees of GBT UK, the employment agreement provides that Mr. Crawley is entitled to receive an annual car allowance equal to £11,900.

Severance. Upon a termination of Mr. Crawley’s employment by us for any reason other than for cause or due to a resignation of employment by Mr. Crawley for good reason, as defined in the employment agreement, Mr. Crawley will be entitled to receive (i) continued payment of 12 months’ annual base salary less any payments made with respect to garden leave, (ii) the annual cash bonus for the year of termination based on the target level of performance and pro-rated to reflect the period of service during the year of termination prior to the termination date (excluding any period of garden leave), and (iii) continued private medical insurance for 12 months following the termination date (inclusive of any period of garden leave).

Restrictive Covenants. Mr. Crawley’s employment agreement includes certain restrictive covenants relating to protection of our confidential information and intellectual property.

Michael Qualantone

Agreement; Term. GBT US LLC entered into an employment letter with Michael Qualantone effective April 1, 2019, that provides for at-will employment with GBT US LLC.

Base Salary, Target Bonus. Under the employment letter, Mr. Qualantone will receive an annual base salary of $550,000 (which as of December 31, 2021 had increased to $650,000), subject to applicable tax withholding. Mr. Qualantone is eligible to receive a target annual bonus opportunity equal to 100% of his then-current annual base salary, up to a maximum of 200%.

Pension Benefits. Mr. Qualantone is entitled to participate in the Amex GBT 401(k) Plan, subject to satisfying eligibility criteria.

Additional Benefits. Mr. Qualantone is eligible to participate in employee benefit plans generally applicable to employees of GBT US LLC.

Severance. Upon a termination of Mr. Qualantone’s employment by us for any reason other than for cause or due to a resignation of employment by Mr. Qualantone for good reason, as defined in the employment letter, Mr. Qualantone will be entitled to receive (i)

continued payment of 52 weeks’ base salary, (ii) the annual cash bonus for the year of termination based on actual performance and pro-rated to reflect the period of service during the year of termination prior to the termination date paid in or around March of the year following the year in which termination occurs, (iii) provided that Mr. Qualantone elects to receive continued health coverage under The Consolidated Omnibus Budget Reconciliation Act, continued healthcare benefits under GBT US LLC health plans for 52 weeks at active employee rates) and (iv) continued vesting of GBT MIP Options for six months following the applicable termination date, in accordance with the GBT MIP.

Long-Term Incentive Compensation

Outstanding Equity Awards at December 31, 2021

The following table provides information about the number of outstanding equity awards held by our named executive officers as of December 31, 2021:

	Option Awards
		Number	Number
		of Securities	of Securities
		Underlying	Underlying		Option
		Unexercised	Unexercised		Exercise	Option
	Grant	Options (#)	Options (#)		Price	Expiration
Name	Date	Exercisable	Unexercisable		($)	Date
Paul Abbott	12/2/2021	—	340,357	(1)	87.85	12/2/2031
Andrew Crawley	12/2/2021	—	141,815	(1)	87.85	12/2/2031
Michael Qualantone	12/2/2021	—	127,073	(1)	87.85	12/2/2031
	9/25/2019	—	58,000	(4)	127.77	9/25/2029
	3/13/2018	—	50,000	(3)	63.35	3/13/2028
	9/30/2015	—	68,000	(2)	55.78	9/30/2025
	3/30/2015	—	44,000	(2)	50.28	3/30/2025
(1)	Consists of options that vest one-third on December 2nd of each year from 2022 through 2024, subject to continued service through the applicable vesting date.
(2)	Consists of options that vested 20% on July 1st of each year from 2015 through 2019, subject to continued service through the applicable vesting date.
(3)	Consists of options that vest 20% on April 1st of each year from 2019 through 2023, subject to continued service through the applicable vesting date.
(4)	Consists of options that vest 20% on October 1st of each year from 2020 through 2024, subject to continued service through the applicable vesting date.

GBT JerseyCo Limited Management Incentive Plan

In connection with the establishment of GBT as a joint venture, we adopted an equity-based stock option plan for executive leaders, the GBT MIP on June 30, 2014, which was superseded by the Amended & Restated GBT MIP on December 2, 2021. As of December 31, 2019, substantially all of the GBT MIP Share reserve out of an initial pool of 3,264,000 GBT MIP Shares had been awarded pursuant to stock option awards. The compensation committee did not issue any new option awards under the GBT MIP in 2020. For a discussion of the Amended & Restated GBT MIP and the New GBT MIP Options granted in December 2021, see the section entitled “Proposal No. 3 — Business Combination Proposal — Interests of GBT Directors and Officers in the Business Combination — GBT JerseyCo Limited Amended & Restated Management Incentive Plan.” Under the GBT MIP, both time-based options and performance-based options may be awarded, each with a ten-year term. Generally stock options are granted with exercise prices equal to the fair market value of a share of GBT Capital Stock at the time of grant, however, the GBT MIP allows for grants of premium-priced options that are granted with above fair market value exercise prices. As of the date of this proxy statement/prospectus filing, GBT has not granted any performance-based options under the GBT MIP. All unexercised options, whether vested or unvested, expire on the tenth (10th) anniversary of their grant date, unless earlier cancelled in connection with a termination of employment or upon a violation of the restrictive covenant provisions of the GBT MIP. Time-based options vest 20% annually over a five-year period, subject to continued service. Other than upon a qualifying termination of employment, options are not exercisable until the occurrence of an initial public offering of GBT or certain liquidity events specified in the GBT MIP, unless otherwise determined by GBT. Shares acquired upon exercise of an option are subject to certain repurchase rights, including following a termination of employment, generally with the purchase price being fair market value (but in some cases being the amount paid to acquire the shares if less than fair market value). These repurchase rights will expire on the 181st day following the consummation of the Business Combination.

Upon a termination of employment by GBT without cause (other than in connection with a change in control), unvested options will continue to be eligible to vest for six months following the date of termination (the “post-termination vesting period”) and vested options will be exercisable for (i) 90 days after the termination date (for those options that are vested as of termination) and (ii) 90 days after the post-termination vesting period (for those options that become vested post-termination), but not later than the tenth anniversary of grant. In the event that a participant’s employment terminates due to death or disability, (i) outstanding unvested options will remain outstanding and eligible to vest for 12 months and all options that are or become vested during such applicable period will be exercisable until the earlier of 12 months following the vesting date and the tenth anniversary of the grant date (or such earlier period specified in an award agreement) and (ii) outstanding vested options will remain outstanding and be exercisable until the earlier of 12 months following the termination date and the tenth anniversary of the grant date (or such earlier period specified in an award agreement). In the event of a participant’s termination without cause or resignation for good reason, in each case, occurring during the one (1)-year period following a change in control, as defined in the GBT MIP, outstanding options will fully vest and become exercisable through the earlier of the tenth anniversary of the grant date or such different expiration date specified in an award agreement. In the event of an initial public offering, which includes the consummation of the Business Combination, of GBT Capital Stock, and thereafter, vested options held by active GBT employees will become exercisable (subject to any applicable blackout periods and lock-up restrictions).

Upon any termination of employment other than for cause, due to death or disability, or in connection with a change in control as described above, vested options will be exercisable for 90 days after the termination date (or until the tenth (10th) anniversary of the grant date, if earlier). Upon a participant’s termination of employment for cause or due to a violation of the restrictive covenant provisions of the GBT MIP, all outstanding options held by the participant will be forfeited and be immediately cancelled.

“Change in control” under the GBT MIP is defined as the occurrence of any of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the GBT and its subsidiaries (determined on a consolidated basis) to any independent third party or group of related independent third parties for purposes of Section 13(d) of the Exchange Act (a “Group”); (ii) the approval by the holders of the outstanding voting power of GBT of any plan or proposal for the liquidation or dissolution of GBT; or (iii) any independent third party (or related Group thereof) becoming the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), directly or indirectly, of securities representing more than 50% of the aggregate outstanding voting power of GBT and such person or Group actually has the power to vote such securities in any such election of members of the GBT Board.

The GBT MIP provides for certain restrictive covenants including confidentiality, non-disparagement and 24 month (or such lesser period as may be provided in an award agreement) post-termination non-competition and non-solicitation of customers and employees covenants. A participant’s breach of the GBT MIP restrictive covenants would result in forfeiture of any outstanding options held by the participant.

Only one of our named executive officers, Mr. Qualantone, received awards under the GBT MIP. However, all of our named executive officers are participants in the Amended & Restated GBT MIP. For a discussion on the New GBT MIP Options granted in December 2021 to our named executive officers under the Amended & Restated GBT MIP, see the section entitled “Proposal No. 3 - Business Combination Proposal - Interests of GBT Directors and Officers in the Business Combination - GBT JerseyCo Limited Amended & Restated Management Incentive Plan.”

GBT JerseyCo Limited 2020 Executive Long-Term Incentive Plan

On November 5, 2020, we adopted the 2020 Executive LTIP, which provides for a total pool of $36 million that may be allocated pursuant to awards granted under the 2020 Executive LTIP. 2020 Executive LTIP awards are allocated by the compensation committee, with up to $4 million in the aggregate allocable by the chairman of the GBT Board as of the effective date, for so long as he continues to serve on the GBT Board. The 2020 Executive LTIP was intended to replace GBT MIP awards due to the GBT MIP Share reserve having been substantially exhausted by December 31, 2019. Under the 2020 Executive LTIP, 50% of an award is based on time-vesting conditions and 50% of an award is based on performance-vesting conditions. The time-based portion of an award is eligible to vest one-third (1/3) on each of September 1, 2021, September 1, 2022 and September 1, 2023 based on continued service to the Company. The performance-based portion of an award is eligible to vest based on the satisfaction of performance criteria to be established by the compensation committee. As of the date of this proxy statement/prospectus filing, performance-criteria related to awards under the 2020 Executive LTIP had not yet been established. The 2020 Executive LTIP does not contain any change in control related vesting provisions and unvested awards are cancelled without consideration upon a participant’s termination of employment. However, the performance-based portion of the 2020 Executive LTIP awards held by our NEOs and certain other participants may be converted, in the discretion of GBT JerseyCo, into restricted stock units or performance stock units of PubCo following the Closing, on the same vesting and forfeiture terms as applicable to the portion of the 2020 Executive LTIP award.

The 2020 Executive LTIP provides for certain restrictive covenants including confidentiality, non-disparagement and 12-month post-termination non-competition and non-solicitation of customers and employees covenants. A participant’s breach of the 2020 Executive LTIP restrictive covenants would result in forfeiture of any awards held by the participant.

GBT JerseyCo Limited 2021 Long-Term Incentive Plan

See “Proposal No. 3 — Business Combination Proposal — Interests of GBT Directors and Officers in the Business Combination — GBT JerseyCo Limited 2021 Long-Term Incentive Plan” for details of our 2021 Long-Term Incentive Plan.

2022 Plan and ESPP

See “Proposal No. 5 — Equity Incentive Plan Proposal” and “Proposal No. 6 — ESPP Proposal” for details of our equity incentive programs following the Business Combination.

Perquisites

Our named executive officers receive certain perquisites relating to medical and dental coverage, pension-related contributions and cash allowances, car allowances, and travel benefits. Detail on the quantification of perquisites is set forth in the notes to the Summary Compensation Table, above.

Health, Welfare and Retirement Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental and vision insurance plans, in each case on the same basis as all of our other employees in the applicable jurisdiction.

401(k) Plan

We maintain a 401(k) retirement savings plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis and on an after-tax “Roth” contribution basis, up to the statutorily prescribed annual limits on contributions under the Code. The 401(k) plan provides us with the discretion to match a portion of contributions made by our employees, including executives, subject to the approval of the PubCo Board. We intend for our 401(k) plan to qualify under Section 401(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

Non-Qualified Deferred Compensation Plan

GBT US LLC maintains the GBT DCP a tax-deferred non-qualified deferred compensation plan, for the benefit of a select group of management and key employees, including our NEOs, who are located in the United States. The GBT DCP is open to employees with the position of director and above with annual salary levels equal to or in excess of $150,000 and in excess of tax-qualified salary thresholds for purposes of contributions to GBT’s 401(k) plan. The GBT DCP provides participants with the ability to elect to defer a portion of their eligible compensation (including annual salary and incentive compensation) until the earlier of the participant’s separation from service with GBT and its affiliates or a scheduled in-service withdrawal date, which may not be earlier than two years after the year in which base compensation is earned, three years after the year AIA Plan awards are earned or five years after the year in which long-term incentive plan awards are earned. GBT has established a Rabbi Trust, a segregated account that remains subject to any claims of unsecured general creditors of GBT, pursuant to which GBT intends to make periodic contributions equal the deferral contributions made by participants to the GBT DCP.

UK Pension Plans

GBT UK maintains two pension plans, the Amex GBT UK Pension Plan and the Hogg Robinson (1987) Pension Scheme.

The Amex GBT UK Pension Plan is a defined contribution pension scheme that provides for employer contributions of between 5% and 8% of qualifying earnings, with matching employee contributions of between 3% and 6%. Employees can elect to contribute more than 6% of their qualifying earnings but the employer contribution does not increase beyond 8%. Employee contributions are made by way of salary sacrifice up to the statutory annual allowance limit per year. Eligible employees are automatically enrolled in the Amex GBT UK Pension Plan unless the employee has already met the statutory life time allowance.

The Hogg Robinson (1987) Pension Scheme is a two-part pension scheme comprised of a frozen defined benefit section and an active defined contribution section. The scheme is managed by its trustees and administered by a trustee appointed company, XPS Pensions Group PLC.

The defined benefit section of the scheme was closed to new members on March 31, 2003 and was closed to future accrual on June 30, 2013. Those employees who were members of the defined benefit section of the scheme on June 30, 2013 automatically became members of the defined contribution section of the scheme, unless they opted out. The defined benefit section of the scheme includes early retirement and death in service benefits. None of our named executive officers participates in or receives benefits under any of our defined benefit pension plans.

The defined contribution section of the scheme is not open to new members. As of December 31, 2021, there were 109 active participants in the defined contribution part of the scheme. Employee contributions are between 2.25% and 4% of the employee’s basic salary, and employer contributions are between 5.75% and 10.4% of basic salary. Employees can elect to contribute more than 4% of their basic salary, although the employer contribution does not increase beyond 10.4%. Contributions to the pension scheme are made by way of salary deduction. Certain members of the scheme also have a death in service and income protection benefit.

Non-Employee Director Compensation

Upon the consummation of the Business Combination, we expect to adopt a non-employee director compensation policy. Under this policy, we will pay each of our non-employee directors a cash retainer for service on the PubCo Board and for service on each committee on which the director is a member. Our employee directors receive no additional compensation for serving on the PubCo Board. The material features of the non-employee director policy have not yet been determined.

Director Compensation Table

The following table sets forth in summary form information concerning the compensation that we paid or awarded to our non-executive directors during the fiscal year ended December 31, 2021.

	Fees Earned or
	Paid in Cash
Name	($)(1)	Total ($)
Ugo Arzani	180,000	180,000
James P. Bush(2)	180,000	180,000
Philippe Chérèque(3)	226,060	226,060
Marc D. Gordon(4)	—	—
Eric Hart(5)	8,152	8,152
Raymond Donald Joabar(4)	—	—
Glenda McNeal(4)	—	—
Greg O’Hara(6)	630,000	630,000
Richard Petrino(4)	—	—
Mohammed Saif S.S. Al-Sowaidi	180,000	180,000
Susan Ward(7)	72,826	72,826
Julia Wittlin(8)	180,000	180,000
(1)	These amounts represent fees paid to non-employee directors for board and committee meetings and reflect a 20% reduction in fees from January 1, 2021 through June 30, 2021 in order to align with the reductions in named executive officer annual base salaries due to the effects of COVID-19 on our performance and the travel industry as a whole. Prior to such reductions, non-employee directors were each eligible to receive a $200,000 annual cash retainer and an additional $500,000 annual cash retainer for the chairman of the GBT Board.

(2)	Mr. Bush’s fees were paid directly to Spyglass Unlimited, LLC, an entity partially owned by Mr. Bush.
(3)	Mr. Chérèque received prorated fees for his service on the GBT Board in 2020 based on his appointment date of September 10, 2020, paid in June 2021 along with payment of fees for 2021 and which are reflected in this row.
(4)	Mr. Gordon, Mr. Joabar, Ms. McNeal, and Mr. Petrino did not receive any fees in 2021 for service on the GBT Board and committees thereof, however we paid $720,000 in the aggregate to Amex HoldCo. on behalf of each director’s service in 2021.
(5)	Mr. Hart’s fees were pro-rated for his appointment date of December 17, 2021.
(6)	Mr. O’Hara’s fees were paid directly to Clementine Investments LLC, an entity controlled by Mr. O’Hara.
(7)	Ms. Ward’s fees were pro-rated for her appointment date of September 21, 2021.
(8)	Ms. Wittlin did not receive any fees in 2021 for service on the GBT Board and its committees, however, in respect of her service we paid $180,000 to BlackRock Investment Management, LLC. Ms. Wittlin ceased serving on the GBT Board effective as of December 15, 2021.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

Board of Directors

The business and affairs of PubCo will be managed by or under the direction of the PubCo Board. The New Shareholders Agreement specifies the initial composition of the PubCo Board, effective immediately upon the Domestication and the Closing. PubCo will agree with each Continuing JerseyCo Owner (on a several basis), following the Closing, to take all necessary action within its control to cause the PubCo Board to have 11 directors, consisting of the Chief Executive Officer, two Amex HoldCo. nominees, two Juweel nominees, one Expedia nominee, one Sponsor nominee, and, for so long as the director designated by the Sponsor is serving on the PubCo Board, four independent nominees, nominated by the PubCo Board’s nominating and governance committee, and, following the conclusion of the Sponsor designee’s service on the PubCo Board, five such independent nominees. If Amex HoldCo. or Juweel ceases to own at least 15% of PubCo’s issued shares, it will thereafter have the right (on a several basis) to nominate only one director, and if any Continuing JerseyCo Owner ceases to own at least 5% of PubCo’s issued shares, it will thereafter have no right to nominate a director, except that Amex HoldCo. will continue to have the right to nominate a director for so long as PubCo is a “controlled entity” under the BHC Act. We intend to have a classified board of directors, with three directors in Class I (expected to be Paul Abbott, Eric Hart and Kathleen Winters), four directors in Class II (expected to be James P. Bush, Richard Petrino, Mohammed Saif S.S. Al-Sowaidi and Susan Ward) and four directors in Class III (expected to be Gloria Guevara Manzo, Raymond Donald Joabar, Michael Gregory (Greg) O’Hara and Itai Wallach). (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — GBT Amended and Restated M&A and New Shareholders Agreement” beginning on page 167 for more information).

The table below lists the persons expected to make up the PubCo Board immediately following the consummation of the Business Combination and each such person’s age as of the date of this proxy statement/ prospectus and any other position that such person will hold with PubCo.

Name	Position with PubCo	Age
Paul Abbott	Director	53
James P. Bush	Director	63
Gloria Guevara Manzo	Director	54
Eric Hart	Director	46
Raymond Donald Joabar	Director	56
Michael Gregory (Greg) O’Hara	Director	55
Richard Petrino	Director	54
Mohammed Saif S.S. Al-Sowaidi	Director	40
Itai Wallach	Director	34
Susan Ward	Director	61
Kathleen Winters	Director	54

The following is a brief biography of each person anticipated to serve as a director of the PubCo Board immediately following the Closing that is known as of the date of this proxy statement/prospectus.

Biographical information for James P. Bush, Eric Hart, Raymond Donald Joabar, Michael Gregory (Greg) O’Hara, Richard Petrino, Mohammed Saif S.S. Al-Sowaidi, and Susan Ward is set forth under “Management of GBT Prior to the Business Combination — Directors.” Biographical information for Paul Abbott is set forth under “Management of GBT Prior to the Business Combination — Executive Officers.”

Gloria Guevara Manzo serves as Chief Special Advisor for the Ministry of Tourism of Saudi Arabia since May 2021. Prior to joining the Ministry of Tourism of Saudi Arabia, Ms. Guevara Manzo was President and CEO of the World Travel & Tourism Council (“WTCC”), the body that represents global private travel and tourism worldwide, from August 2017 to May 2021. Ms. Guevara Manzo began her career at NCR Corp in 1989 and in the travel industry in 1995 working at Sabre Travel Network and Sabre Holdings. Ms. Guevara Manzo later served as CEO of JV Sabre Mexico, reporting to a board of directors from Aeromexico, Mexicana, and Sabre Holdings. In March 2010, Ms. Guevara Manzo was appointed by President Felipe Calderon as Secretary of Tourism for Mexico, and in addition, was given the full responsibility of the Mexican Tourism Board. Ms. Guevara Manzo formerly served on the boards of HSBC Mexico, Playa Hotels & Resorts (Nasdaq: PLYA) and other organizations. Ms. Guevara Manzo was Special Advisor on Government Affairs to Harvard University’s School of Public Health and was part of the Future for Travel,

Tourism and Aviation Global Agenda Council of the World Economic Forum. Ms. Guevara Manzo received her B.S. in Computer Science from Anahuac University and MBA from Kellogg School of Business, Northwestern University.

Itai Wallach is a Partner at Apollo, where he focuses on investments in a wide range of industries, including the travel, transportation, restaurant and education sectors. Prior to joining Apollo in 2012, Mr. Wallach was an Analyst in the Financial Sponsor Investment Banking group at Barclays, where he provided M&A and financing services in support of private equity transactions. Mr. Wallach previously served on the board of directors of McGraw Hill, Smart & Final, Smart Foodservice, The Fresh Market and Jacuzzi Brands. Mr. Wallach graduated with a Bachelor of Arts in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Kathleen Winters served as Chief Financial Officer of ADP (Nasdaq: ADP), a leading global technology company providing human capital management solutions, from 2019 to 2021. As CFO, Ms. Winters guided the Company through the pandemic, accelerated meaningful digital and operational transformation and implemented a rigorous capital allocation program. Ms. Winters led ADP’s global finance organization and represented the company to stakeholders, communicating the company’s strategy, investments and financial performance. Ms. Winters oversaw Business Finance, Financial Planning and Analysis, Investor Relations, Tax, Treasury (including Client Fund Portfolio Investment), Controllership and Internal Audit. Ms. Winters currently serves as a member of the Board of Directors and Audit Committee of Definitive Healthcare (Nasdaq: DH), an industry leader in healthcare commercial intelligence. Prior to joining ADP, Ms. Winters served as Managing Director, Chief Financial Officer of MSCI Inc. (NYSE: MSCI), a leading provider of investment decision support tools for institutional investors, including indexes, for three years. Before joining MSCI, Ms. Winters spent fourteen years in various leadership roles at Honeywell International, including CFO of Performance Materials & Technologies, a $10 billion materials and services company, Corporate Controller and Global Leader of Financial Planning & Analysis. Prior to Honeywell, Ms. Winters began her career at PwC, serving clients primarily in the entertainment and media industries. Ms. Winters received her bachelor’s degree from Boston College, is a CPA and a Six Sigma Certified Black Belt.

Executive Officers

The table below lists the persons expected to be the executive officers of PubCo following the consummation of the Business Combination and each such person’s age as of the date of this proxy statement/ prospectus.

Name	Position with PubCo	Age
Paul Abbott	Chief Executive Officer	53
Eric J. Bock	Chief Legal Officer, Global Head of M&A and Corporate Secretary	56
Andrew George Crawley	Chief Commercial Officer	55
Martine Gerow	Chief Financial Officer	61
Mark Hollyhead	President, Egencia	52
Patricia Anne Huska	Chief People Officer	53
Si-Yeon Kim	Chief Risk and Compliance Officer	51
Evan Konwiser	EVP Product, Strategy and Communications	40
Michael Qualantone	Chief Revenue Officer	60
Boriana Tchobanova	Chief Transformation Officer	47
David Thompson	Chief Technology Officer	55

Biographical information for the above officers is set forth under “Management of GBT Prior to the Business Combination — Executive Officers.”

Independence of the PubCo Board

NYSE listing standards require that a majority of a board of directors be independent, subject to the controlled company exception. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

We anticipate that PubCo will have six “independent directors” as defined in the NYSE listing standards and applicable SEC rules, including James P. Bush, Gloria Guevara Manzo, Michael Gregory (Greg) O’Hara, Mohammed Saif S.S. Al-Sowaidi, Susan Ward and Kathleen Winters. In addition, we anticipate that each of them will qualify as independent directors for the purpose of serving on the audit and finance committee of the PubCo Board under SEC rules.

Board Composition

PubCo’s business and affairs will be managed under the direction of the PubCo Board. Upon the consummation of the Business Combination, the PubCo Board will consist of 11 directors. In accordance with the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, the number of directors on the PubCo Board will be determined from time to time by the PubCo Board, subject to the rights of the shareholders party to the New Shareholders Agreement. Upon the consummation of the Business Combination, the nominating and corporate governance committee and the PubCo Board may consider a broad range of factors relating to the qualifications and background of director nominees, which may include diversity, which is not only limited to race, gender or national origin, although we currently do not anticipate having a formal policy regarding board diversity. Upon the consummation of the Business Combination, the nominating and corporate governance committee’s and the PubCo Board’s priority in selecting members of the PubCo Board is the identification of persons who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. We believe that our directors will provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of the PubCo Board will consider the following important characteristics, among others:

●	personal and professional integrity;
●	ethics and values;
●	experience in corporate management, such as servicing as an officer or former officer of a publicly held company;
●	experience in the industries in which we compete;
●	experience as a board member or executive officer of another publicly held company;
●	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;
●	conflicts of interest; and
●	practical and mature business judgment.

Classified Board of Directors

The Acquiror Delaware Certificate and Acquiror Delaware Bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

●	Our initial Class I directors are anticipated to be Paul Abbott, Eric Hart and Kathleen Winters, and their initial term will expire at the first annual meeting of stockholders of PubCo following the Closing.
●	Our initial Class II directors are anticipated to be James P. Bush, Richard Petrino, Mohammed Saif S.S. Al-Sowaidi and Susan Ward, and their terms will expire at the second annual meeting of stockholders of PubCo following the Closing.
●	Our initial Class III directors are anticipated to be Gloria Guevara Manzo, Raymond Donald Joabar, Michael Gregory (Greg) O’Hara and Itai Wallach, and their terms will expire at the third annual meeting of stockholders of PubCo following the Closing.

Upon expiration of the term of a class of directors, directors for that class will be elected for a term expiring at the third succeeding annual meeting of stockholders. Each director’s term continues until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal. Each class shall consist, as nearly as possible, of one-third of the total number of such directors.

Board Leadership Structure

The PubCo Board will be chaired by Michael Gregory (Greg) O’Hara and PubCo’s Chief Executive Officer will be Mr. Abbott. As a general policy, we believe separation of the positions of chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the PubCo Board as a whole.

Diversity

PubCo Board

Establishing and implementing a policy regarding gender, racial and ethnic diversity on the PubCo Board will be an element that PubCo will take into consideration going forward.

The PubCo Board will be committed to increasing the level of diversity on the PubCo Board as board turnover occurs from time to time, taking into account educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, the ability to represent the best interests of our stockholders along with the level of diversity on the PubCo Board. Accordingly, consideration of the number of gender and racially/ethnically diverse directors, along with consideration of whether other diverse attributes are sufficiently represented on the PubCo Board, will be an important component of the selection process for new members of the PubCo Board going forward.

Diversity on the PubCo Board will be achieved by continuously monitoring the level of diverse representation and, where appropriate, recruiting qualified female candidates to fill positions, as the need arises, through vacancies, growth or otherwise.

The PubCo Board is expected to consider the appropriateness of adopting a target regarding the number of diverse directors who are women and racial/ethnic minorities on its board of directors, subject to the nomination rights of the Continuing JerseyCo Owners in the New Shareholders Agreement.

Executive Officer Positions

In appointing individuals to executive officer positions, the PubCo Board will weigh a number of factors, including educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, the ability to represent the best interests of our stockholders along with the level of diverse representation within our senior management team. PubCo will be committed to increasing the diversity of our executive officers going forward.

We believe the most effective way to achieve greater diversity in PubCo’s senior management team will be to identify high-potential candidates within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes taking action to build a culture of inclusion throughout the organization. The PubCo Board is expected to consider the appropriateness of adopting a target regarding the number of diverse directors on its board of directors.

Board Committees

We anticipate that the PubCo Board will establish the following committees: an audit and finance committee, (which will also perform the functions assigned to the Exchange Committee under the Exchange Agreement), a compensation committee, a nominating and corporate governance committee and a risk management and compliance committee. The composition and responsibilities of each of the committees of the PubCo Board is described below. From time to time, the PubCo Board may establish other committees to facilitate the management of our business. Members will serve on these committees until their resignation or until as otherwise determined by the PubCo Board.

Audit and Finance Committee

Upon the consummation of the Business Combination, we expect to have an audit and finance committee, consisting of Susan Ward, who will be serving as the chair, and Kathleen Winters. Each of Susan Ward, and Kathleen Winters will qualify as independent directors under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. The PubCo Board has determined that each of Susan Ward and Kathleen Winters will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The functions of the audit and finance committee will include, among other things:

●	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;
●	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;
●	monitoring the rotation of partners of our independent auditors on our engagement team as required by law and considering whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis;
●	reviewing relationships that may reasonably be thought to bear on our auditors’ independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditors;
●	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and discussing the statements and reports with our independent auditors and management;
●	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;
●	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	preparing the report that the SEC requires in our annual proxy statement;
●	reviewing and providing oversight of any related-person transactions and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;
●	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and
●	reviewing and evaluating on an annual basis the performance of the audit and finance committee, including compliance of the audit and finance committee with its charter.

The PubCo Board will adopt a written charter for the audit and finance committee, to be effective following the consummation of the Business Combination, that satisfies the applicable rules of the SEC and the NYSE listing standards. The charter will be available on our website following the consummation of the Business Combination.

In addition, the audit and finance committee will be delegated the functions assigned to the Exchange Committee under the Exchange Agreement, subject to the PubCo Board’s reserved discretion to redelegate such functions to a separate Exchange Committee that meets the requirements set forth in the Exchange Agreement.

Compensation Committee

Upon the consummation of the Business Combination, we expect to have a compensation committee, consisting of James P. Bush, who will be serving as the chair, Gloria Guevara Manzo and Michael Gregory (Greg) O’Hara. The functions of the compensation committee will include, among other things:

●	reviewing, modifying and approving our overall compensation strategy and policies;

●	reviewing and approving the compensation and other terms of employment of our executive officers;
●	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;
●	reviewing and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;
●	establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation;
●	retaining or terminating a compensation consultant or firm to be used to assist the compensation committee in benchmarking and setting appropriate compensation levels and policies and approving such consultant’s or firm’s fees and other retention terms;
●	approving, modifying and administering our equity incentive plans;
●	establishing policies with respect to equity compensation arrangements;
●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;
●	reviewing the adequacy of its charter on a periodic basis;
●	preparing the report that the SEC requires in our annual proxy statement; and
●	reviewing and assessing on an annual basis the performance of the compensation committee.

The PubCo Board will adopt a written charter for the compensation committee, to be effective following the consummation of the Business Combination, that satisfies the applicable rules of the SEC and the NYSE listing standards. The charter will be available on our website following the consummation of the Business Combination.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, we expect to have a nominating and corporate governance committee, consisting of Michael Gregory (Greg) O’Hara, who will be serving as the chair, James P. Bush and Mohammed Saif S.S. Al-Sowaidi. The functions of the nominating and corporate governance committee will include, among other things:

●	identifying, reviewing and evaluating candidates to serve on the PubCo Board consistent with criteria approved by the PubCo Board;
●	determining the minimum qualifications for service on the PubCo Board;
●	evaluating, nominating and recommending individuals for membership on the PubCo Board;
●	evaluating nominations by stockholders of candidates for election to the PubCo Board;
●	considering and assessing the independence of members of the PubCo;
●	developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to the PubCo Board any changes to such policies and principles;
●	considering questions of possible conflicts of interest of directors as such questions arise;

●	reviewing the adequacy of its charter on an annual basis; and
●	annually evaluating the performance of the nominating and corporate governance committee.

The PubCo Board will adopt a written charter for the nominating and corporate governance committee, subject to the nomination rights of the Continuing JerseyCo Owners in the New Shareholders Agreement, to be effective following the consummation of the Business Combination that satisfies the applicable rules of the SEC and the NYSE listing standards. The charter will be available on our website following the consummation of the Business Combination.

Risk Management and Compliance Committee

Upon the consummation of the Business Combination, we expect to have a risk management and compliance committee, consisting of Kathleen Winters, who will be serving as the chair, Raymond Donald Joabar, Richard Petrino, Mohammed Saif S.S. Al-Sowaidi and Susan Ward. The functions of the risk management and compliance committee will include, among other things:

●	assessing and providing oversight to management relating to the identification and assessment of material risks facing us, including strategic, operational, regulatory, information and external risks inherent in our business and the control processes with respect to such risks;
●	overseeing our risk management, compliance and control activities, including without limitation the development and execution by management of strategies to mitigate risks; and
●	overseeing the integrity of our systems of operational controls regarding legal and regulatory compliance.

The PubCo Board will adopt a written charter for the risk management and compliance committee, to be effective following the consummation of the Business Combination. The charter will be available on our website following the consummation of the Business Combination.

Compensation Committee Interlocks and Insider Participation

None of the anticipated members of our compensation committee has ever been an executive officer or employee of ours. None of our proposed executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or PubCo Board of any other entity that has one or more executive officers serving as a member of the PubCo Board or compensation committee. The Acquiror Delaware Bylaws provide that, for so long as PubCo is considered a controlled entity of any Continuing JerseyCo Owner under the BHC Act, no person may serve as a director of PubCo if such person is a director or other management official of another entity and if such person’s service to such other entity would result in a violation of, or the need for a waiver or exemption under, the Depository Institution Management Interlocks Act or other applicable laws.

Code of Business Conduct and Ethics

The PubCo Board will adopt a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors. Following the consummation of the Business Combination, the Code of Conduct will be available on our website at https://investors.amexglobalbusinesstravel.com. The nominating and corporate governance committee of the PubCo Board will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. The information contained on, or accessible from, our website is not part of this proxy statement/prospectus by reference or otherwise.

Limitation on Liability and Indemnification Matters

The Acquiror Delaware Certificate that will become effective immediately following the consummation of the Business Combination contains provisions that limit the liability of PubCo’s directors for damages to the fullest extent permitted by Delaware law. Consequently, PubCo’s directors will not be personally liable to PubCo or its stockholders for damages as a result of an act or failure to act in his or her capacity as a director, except liability for the following:

●	any breach of their duty of loyalty to PubCo or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
●	any transaction from which they derived an improper personal benefit.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the actual beneficial ownership of Acquiror Cayman Shares as of               , 2022, and (ii) expected beneficial ownership of Domesticated Acquiror Common Stock immediately following the Closing, assuming that no Acquiror Cayman Class A Ordinary Shares are redeemed, and alternatively that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock;
●	each of our current executive officers and directors;
●	each person who will become an executive officer or director of PubCo post-Business Combination; and
●	all executive officers and directors of APSG as a group pre-Business Combination and all executive officers and directors of PubCo post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days from the date of this proxy statement/prospectus.

The beneficial ownership of Acquiror Cayman Shares pre-Business Combination is based on 102,101,250 shares (including 81,681,000 Acquiror Cayman Class A Ordinary Shares and 20,420,250 Acquiror Cayman Class B Ordinary Shares) issued and outstanding as of               , 2022.

The expected beneficial ownership of shares of Domesticated Acquiror Common Stock post-Business Combination has been determined based upon the following: (i) that no Acquiror Cayman Class A Ordinary Shares are redeemed, in the case of no redemption scenario, and that 81,181,000 Acquiror Cayman Class A Ordinary Shares are redeemed, in the case of the maximum redemption scenario; (ii) that 33,500,000 shares of PIPE Securities are issued to the PIPE Investors; (iii) that 394,801,467 shares of Domesticated Acquiror Class B Common Stock are issued to GBT; (iv) that no Domesticated Acquiror Class A Common Stock has been issued with respect to OpCo C Ordinary Shares; (v) that the GBT Preferred Shares will be redeemed and cancelled, and, in consideration therefor, the holders of GBT Preferred Shares will receive cash (as determined in accordance with the Business Combination Agreement) and (vi) that there will be an aggregate of 135,601,250 shares of Domesticated Acquiror Class A Common Stock, in the case of the no redemption scenario, 54,420,250 shares of Domesticated Acquiror Class A Common Stock, in the case of the maximum redemption scenario, 394,801,467 shares of Domesticated Acquiror Class B Common Stock and zero shares of Domesticated Acquiror Class X Common Stock (following the automatic conversion of the Domesticated Acquiror Class X Common Stock to Domesticated Acquiror Class A Common Stock in accordance with the Acquiror Delaware Certificate) issued and outstanding at Closing.

The beneficial ownership information below excludes shares issuable upon the exercise of Domesticated Acquiror Warrants. In each case, beneficial ownership figures given for PubCo’s management team does not reflect any indirect pecuniary interests in PubCo by way of ownership in GBT.

	Shares of Domesticated Acquiror Common Stock Post-Business Combination
			Assuming No Redemptions					Assuming Maximum Redemptions
	Acquiror Cayman		Domesticated Acquiror		Domesticated Acquiror		Combined	Domesticated Acquiror		Domesticated Acquiror		Combined
	Shares		Class A Common		Class B Common		Total	Class A Common		Class B Common		Total
	Beneficially		Stock Beneficially		Stock Beneficially		Voting	Stock Beneficially		Stock Beneficially		Voting
	Owned(1)		Owned		Owned(2)		Power	Owned		Owned(2)		Power
Name of Beneficial Owner(3)	Shares	Percent	Shares	Percent	Shares	Percent	Percent	Shares	Percent	Shares	Percent	Percent
Five Percent Holders
Juweel(4)	—	—	—	—	162,746,106	41.2%	30.7%	—	—	162,746,106	41.2%	36.2%
American Express Company(5)	—	—	—	—	158,135,872	40.1%	29.8%	—	—	158,135,872	40.1%	35.2%
Expedia(6)	—	—	—	—	73,919,489	18.7%	13.9%	—	—	73,919,489	18.7%	16.5%
APSG Sponsor, L.P.(7)	20,345,250	19.9%	34,569,384	23.4%	—	—	6.4%	34,569,384	63.5%	—	—	7.5%
Marshall Wace LLP (8)	6,109,059	6.0%	6,109,059	4.5%	—	—		6,109,059	11.2%	—	—	1.4%
Empyrean Capital Overseas Master Fund, Ltd.(9)	4,696,981	4.6%	4,696,981	3.5%	—	—	*	4,696,981	8.6%	—	—	1.0%
Bank of Montreal (10)	4,144,754	4.1%	4,144,754	3.1%	—	—	*	4,144,754	7.6%	—	—	*
Current Directors and Executive Officers
Sanjay Patel	—	—	—	—	—	—		—	—	—	—	—
James Crossen	—	—	—	—	—	—		—	—	—	—	—
Scott Kleinman	—	—	—	—	—	—		—	—	—	—	—
Jenny Fleiss	25,000	*	25,000	*	—	—	*	25,000	*	—	—	—
Mitch Garber	25,000	*	25,000	*	—	—	*	25,000	*	—	—	—
James H. Simmons III	25,000	*	25,000	*	—	—	*	25,000	*	—	—	—
Current Directors and Executive Officers of APSG as a Group (6 Individuals)	75,000	*	75,000	*	—	—	*	75,000	*	—	—	—
PubCo Directors and Executive Officers
Paul Abbott	—	—	—	—	—	—	—	—	—	—	—
Eric J. Bock	—	—	1,932,772	1.4%	—	—	*	1,932,772	3.4%	—	—	*
Andrew George Crawley	—	—	—	—	—	—	—	—	—	—	—
Martine Gerow	—	—	896,103	*	—	—	*	896,103	1.6%	—	—	*
Patricia Anne Huska	—	—	651,871	*	—	—	*	651,871	1.2%	—	—	*
Si-Yeon Kim	—	—	386,554	*	—	—	*	386,554	*	—	—	*
Evan Konwiser	—	—	175,707	*	—	—	*	175,707	*	—	—	*
Michael Qualantone	—	—	1,539,189	1.1%	—	—	*	1,539,189	2.8%	—	—	*
Boriana Tchobanova	—	—	—	—	—	—	—	—	—	—	—
David Thompson	—	—	896,103	*	—	—	*	896,103	1.3%	—	—	*
James P. Bush	—	—	—	—	—	—	—	—	—	—	—	—
Gloria Guevara Manzo	—	—	—	—	—	—	—	—	—	—	—	—
Eric Hart	—	—	—	—	—	—	—	—	—	—	—	—
Mark Hollyhead	—	—	—	—	—	—	—	—	—	—	—	—
Raymond Donald Joabar	—	—	—	—	—	—	—	—	—	—	—	—
Michael Gregory O’Hara	—	—	—	—	—	—	—	—	—	—	—	—
Richard Petrino	—	—	—	—	—	—	—	—	—	—	—	—
Mohammed Saif S.S. Al-Sowaidi	—	—	—	—	—	—	—	—	—	—	—	—
Itai Wallach	—	—	—	—	—	—	—	—	—	—	—	—
Susan Ward	—	—	—	—	—	—	—	—	—	—	—	—
Kathleen Winters	—	—	—	—	—	—	—	—	—	—	—	—
PubCo Directors and Executive Officers as a Group (21 Individuals)	—	—	6,478,299	4.6%	—	—	1.2%	6,478,299	10.6%	—	—	1.4%
*	Less than 1%
(1)	Reflects Acquiror Cayman Class A Ordinary Shares or, in the case of Sponsor and current directors and executive officers of APSG, Acquiror Cayman Class B Ordinary Shares. Upon the Domestication, Acquiror Cayman Class A Ordinary Shares will automatically convert into Domesticated Acquiror Class A Common Stock, and Acquiror Cayman Class B Ordinary Shares will automatically convert into Domesticated Acquiror Class X Common Stock, with such shares automatically converting into shares of Domesticated Acquiror Class A Common Stock in connection with the consummation of the Business Combination.
(2)	The Continuing JerseyCo Owners (or certain permitted transferees thereof) have the right, on the terms and subject to the conditions of the Exchange Agreement, to exchange their OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) for shares of Domesticated Acquiror Class A Common Stock on a one-for-one basis, subject to customary adjustments for stock splits, dividends, reclassifications and other similar transactions or, in certain limited circumstances, at the option of the Exchange Committee, for cash (based on the VWAP of the shares of Domesticated Acquiror Class A Common Stock for the five trading day period ending on the trading day immediately preceding the applicable exchange date); however, the beneficial ownership table assumes the ownership of the Continuing JerseyCo owners immediately following the Closing without giving effect to any such exchanges.
(3)	The business address of each of APSG’s current directors and executive officer and Itai Wallach is c/o Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor New York, NY 10019. The business address of each director and executive officer of PubCo (other than Mr. Wallach) is c/o GBT JerseyCo Limited, 666 3rd Avenue, 4th Floor, New York, NY 10172.
(4)	Juweel is managed by . The business address of such parties is c/o .
(5)	Consists of securities held of record by American Express Travel Holdings Netherlands Coöperatief U.A., an indirect, wholly-owned subsidiary of American Express. The principal business address of this entity is 200 Vesey Street, New York, NY 10285.

(6)	Expedia is managed by . The business address of such parties is c/o .
(7)	Numbers and percentages post-Business Combination include 12,224,134 Domesticated Acquiror Warrants, which, beginning 30 days following the Closing, may be exercised for 12,224,134 shares of Domesticated Acquiror Class A Common Stock. Sponsor is managed by affiliates of Apollo. AP Caps II Holdings GP, LLC (“Holdings GP”) is the general partner of Sponsor. Apollo Principal Holdings III, L.P. (“Principal III”) is the sole member of Holdings GP. Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) serves as the general partner of Principal III. Messrs. Joshua Harris and Marc Rowan are the directors of Principal III GP and as such may be deemed to have voting and dispositive control of the securities held of record by Sponsor. The address of Sponsor, Holdings GP, Principal III and Principal III GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of Messrs. Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(8)	Based solely upon the Schedule 13G filed with the SEC on February 14, 2022 by Marshall Wace LLP. The business address of Marshall Wace LLP is George House, 131 Sloane Street, London, SW1X 9AT, UK.
(9)	Based solely upon the Schedule 13G/A filed with the SEC on February 11, 2021 by Empyrean Capital Overseas Master Fund, Ltd., Empyrean Capital Partners, LP and Amos Meron, each of which shares voting and dispositive power with respect to the reported shares shown above. The business address of such parties is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.
(10)	Based solely upon the Schedule 13G filed with the SEC on February 15, 2022 by Bank of Montreal. The business address of Bank of Montreal is 100 King Street West, 21st Floor, Toronto, M5X 1A1, Ontario, Canada.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

GBT Related Person Transactions

Subscription Agreements

In connection with the Business Combination, certain GBT parties will enter into the Domesticated Acquiror Class B Common Stock Subscription Agreement and the Acquiror Subscribed Ordinary Share Subscription Agreement (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Other Subscription Agreements”).

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, certain GBT parties entered into the Sponsor Support Agreement (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Sponsor Support Agreement”).

Sponsor Side Letter

In connection with the execution of the Business Combination Agreement, certain GBT parties entered into the Sponsor Side Letter (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Sponsor Side Letter”).

GBT Holders Support Agreement

In connection with the execution of the Business Combination Agreement, certain GBT parties entered into the GBT Holders Support Letter (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — GBT Holders Support Letter”).

Registration Rights Agreement

In connection with the Business Combination, certain GBT parties will enter into the new Registration Rights Agreement (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Registration Rights Agreement”).

Exchange Agreement

In connection with the Business Combination, certain GBT parties will enter into the Exchange Agreement (See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Exchange Agreement”).

New Shareholders Agreement

In connection with the Business Combination, certain GBT parties will enter into a new shareholders agreement. See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Related Agreements — GBT Amended and Restated M&A and New Shareholders Agreement” for more information.

Share Issuances to Employees and Directors

For information regarding our share issuances to GBT employees and directors, see “GBT’s Director and Executive Compensation.”

Employment Arrangements

GBT has entered into or intends to enter into employment arrangements with its executive officers, as more fully described in “GBT’s Director and Executive Compensation.”

Arrangements with Shareholders

Governance, Advisory and Equity Commitment Arrangements

On June 30, 2014, GBT entered into a shareholders agreement with its then shareholders American Express and a predecessor of Juweel, which contains agreements among the parties with respect to, among other things, board designation rights, consent rights, drag-along and tag-along rights, pre-emptive rights, registration rights and restrictions on the transfer of our shares. On December 10, 2019, in connection with an internal restructuring of GBT, the original shareholders agreement was superceded, and AMEX HoldCo., Juweel and GBT entered into the Existing Shareholders Agreement. The Existing Shareholders Agreement was amended and restated on March 15, 2021, to, among other things, provide for GBT Preferred Shares and amend and restate certain other rights and obligations with respect to the GBT Capital Stock and GBT, and was further amended and restated on November 1, 2021, in connection with the Egencia Acquisition. The consent rights and restrictions on tag-along, drag-along and pre-emptive rights, as well as certain of the restrictions on transfers of shares under the Existing Shareholders Agreement, terminate upon the consummation of the Business Combination. In connection with the Business Combination, we will enter into a New Shareholders Agreement that will supersede the Existing Shareholders Agreement and will include provisions with respect to tax matters and corporate governance following the Business Combination. See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Related Agreements —New Shareholders Agreement” for more information.

On August 25, 2020, Juweel and Amex HoldCo. entered into Equity Commitment Letters with GBT pursuant to which Juweel and Amex HoldCo., in their respective capacities as shareholders of GBT, committed to provide an aggregate of up to $300 million of preferred equity financing, on the terms and subject to the conditions set forth therein. Since January 1, 2021, we have received $150 million in cash proceeds from preferred share issuances pursuant to these Equity Commitment Letters. The Equity Commitment Letters will terminate upon the consummation of the Business Combination.

On March 2, 2016, GBT entered into an Advisory Services Agreement with Certares Management Corp. pursuant to which Certares Management Corp. agreed to provide advisory services with respect to any acquisition or disposition of any business, company or material assets of any business or company (whether by merger, consolidation, recapitalization or otherwise) or any other similar transaction in which we or any of our direct or indirect subsidiaries of may be, or may consider becoming, involved. Pursuant to the Advisory Services Agreement GBT paid Certares Management Corp. an annual fee of $2.5 million plus reimbursement of out-of-pocket expenses not in excess of $400,000 per year. The Advisory Services Agreement will terminate upon the consummation of the Business Combination.

Arrangements Relating to GBT’s Acquisitions of HRG and Egencia

In February 2018, in connection with the announcement of our planned acquisition of HRG, GBT entered into certain arrangements with GBT’s shareholders relating to the consummation of such acquisition. Pursuant to these arrangements, GBT agreed, among other things: to (i) refrain from taking any actions with respect to the HRG Pension Scheme without the approval of the GBT Board and after consultation with GBT’s shareholders; and (ii) indemnify GBT’s shareholders from any losses incurred by GBT’s shareholders in relation to the HRG Pension Scheme or the disposal by HRG of Fraedom Holdings Limited and Fraedom LLC to Visa International Holdings Limited.

On November 1, 2021, the parties consummated the Egencia Acquisition. In connection with the Egencia Acquisition, on November 1, 2021, (i) an affiliate of GBT and an affiliate of Expedia entered into the EPS Agreement and (ii) an affiliate of GBT and an affiliate of Expedia entered into the Egencia TSA. For additional information, see “Business of GBT — Egencia Acquisition.”

In addition to the above, GBT may from time to time and in the ordinary course of business provide travel management services to certain of direct or indirect shareholders pursuant to customary travel management agreements.

License of American Express Marks

In June 2014, in connection with, and as part of, the formation of the JV, GBT US LLC, a wholly-owned subsidiary of GBT, entered into a trademark license agreement with American Express pursuant to which GBT US LLC was granted a license for GBT US, GBT III B.V., all wholly-owned subsidiaries of GBT III B.V. and other permitted sublicensees to license the American Express trademarks used in the American Express Global Business Travel and American Express Meetings & Events brands for business travel, business consulting and meetings and events businesses on an exclusive and worldwide basis.

Before the consummation of the Business Combination, the parties will amend and restate the foregoing trademark license agreement to grant GBT UK a long-term, 11-year license (unless earlier terminated or extended) pursuant to which GBT UK, all wholly owned operating subsidiaries of PubCo and other permitted sublicensees will continue to license the American Express trademarks used in the American Express Global Business Travel brand, transition the American Express Meetings & Events brand to the American Express GBT Meetings & Events brand, and license the American Express trademarks used in the American Express GBT Meetings & Events brand, for business travel, meetings and events, business consulting and other services related to business travel (“Business Travel Services”). This amended and restated trademark license agreement will also provide PubCo the flexibility to operate non-Business Travel Services businesses under brands that do not use any trademarks owned by American Express, subject to BHC Act permissibility and other requirements.

Other Commercial Arrangements with American Express

In June 2014, in connection with, and as part of, the formation of the JV, GBT III B.V. entered into a series of commercial arrangements on an arm’s-length basis with affiliates of American Express Company. These arrangements included, among other things, American Express’ oversight of certain legal compliance functions of GBT’s business, services in support of American Express’ consumer services and consumer travel businesses, including GBT’s support of certain American Express partnerships and the parties’ joint negotiation with travel suppliers, American Express card acceptance by GBT as an American Express card merchant, the strategic relationship between GBT and American Express’ corporate payments/commercial services business, including lead generation, joint client services and product development, and data sharing, the provision of business travel and meetings and events services by GBT to American Express, the provision of corporate payments services by American Express to GBT and participation in the American Express Membership Rewards Program for the provision of bonus points to qualifying GBT clients.

In anticipation of, and effective upon, the consummation of the Business Combination, the parties agreed to amend the terms of certain of these commercial arrangements, by providing for the following:

●	GBT UK (including American Express-branded and non-American Express branded businesses of PubCo) will continue to be committed to: (i) solely and exclusively offer, promote and market American Express payment product solutions to any current, future or potential client of ours; (ii) make available American Express products and services as the default and/or primary payment option when a client or its personnel use or otherwise select a payment method on GBT’s platform; (iii) solely and exclusively make available American Express payments products, including the American Express corporate card, to our own personnel; (iv) not directly or indirectly offer, promote, market or provide any scorecard or travel-related benefit to or through certain American Express competitors, third party travel agency or other third party, in each case as a card member benefit; and/or (v) not permit any consumer travel agency (other than American Express’ Travel and Lifestyle Services division) to use GBT’s travel volume as a means of obtaining any scorecard or travel-related benefit for purposes of providing such travel-related benefit, in each case as a card member benefit (such obligations in (i) through (v), collectively, the “GBT Exclusivity Obligations”). However, GBT may accept payments from other providers and may develop technical integration of products that support payments made via other payment providers.
●	American Express will exclusively use GBT as its business travel and meetings and events provider for so long as the GBT Exclusivity Obligations remain in place.
●	American Express will exclusively submit business travel and meetings and events leads to GBT, but will not be foreclosed from receiving leads from any third party.
●	American Express will not enter into any exclusive agreements or otherwise exclusively partner with specified categories of GBT’s competitors for the development and delivery of Business Travel Services.
●	GBT will continue to support certain existing American Express partnerships, renewals of those relationships, and certain new partnerships, each on mutually acceptable terms.
●	GBT and American Express will collaborate on mutually beneficial growth opportunities on mutually beneficial terms, including the expansion of their global lead generation partnership and joint client value proposition and retention.
●	GBT will continue to accept the American Express card as an American Express card merchant as long as the license of the American Express trademarks used in our brands is in effect.

Certain Engagements in Connection with the Business Combination and Related Transactions

Citigroup Global Markets Inc., Credit Suisse, Goldman Sachs, AGS, Deutsche Bank Securities Inc. and Siebert Williams Shank acted as underwriters in the APSG's IPO. Credit Suisse, Goldman Sachs and Morgan Stanley were engaged by GBT as financial advisors to GBT. Evercore was engaged by APSG as a financial and capital markets advisor to APSG. Houlihan Lokey was engaged by APSG as a financial advisor to APSG. In addition, Morgan Stanley, AGS, Credit Suisse and Evercore are acting as placement agents to APSG for the PIPE Investment.

The aggregate fee payable to Credit Suisse (in addition to any expense reimbursements), including deferred underwriting commissions, financial advisory fees and placement agent fees, upon the closing of the Business Combination is $     . The aggregate fee payable to AGS (in addition to any expense reimbursements), including deferred underwriting commissions and placement agent fees, upon the closing of the Business Combination is $     . The aggregate fee payable to Goldman Sachs (in addition to any expense reimbursements), including deferred underwriting commissions and financial advisory fees, upon the closing of the Business Combination is $     . The aggregate fee payable to Morgan Stanley (in addition to any expense reimbursements), including financial advisory fees and placement agent fees, upon the closing of the Business Combination is $     . The aggregate fee payable to Evercore (in addition to any expense reimbursements), including financial and capital markets advisory fees, upon the closing of the Business Combination is $     . The aggregate fee payable to Houlihan Lokey (in addition to any expense reimbursements), including financial advisory fees, upon the closing of the Business Combination is $862,500 (of which $250,000 became payable upon its retention).

Morgan Stanley also provided GBT and APSG with any material relationships that it had with GBT and APSG. After carefully considering the potential benefits of engaging Morgan Stanley for both roles, GBT and APSG each consented to Morgan Stanley’s roles as financial advisor to GBT in connection with the Business Combination and as placement agent to APSG in connection with the PIPE Investment and waived any potential conflicts in connection with such dual roles.

In addition, Morgan Stanley (together with its affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, lending, financing, hedging, market making, brokerage and other financial and non-financial activities and services. In addition, Morgan Stanley and its affiliates may provide investment banking and other commercial dealings to GBT, APSG and their respective affiliates in the future, for which they would expect to receive customary compensation. In addition, in the ordinary course of its business activities, Morgan Stanley and its affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of GBT, APSG or their respective affiliates. Morgan Stanley and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Limitation of Liability and Indemnification of Directors and Officers

Effective immediately upon the consummation of the Business Combination, we will adopt the Acquiror Delaware Certificate, which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, the directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

●	any breach of their duty of loyalty to PubCo or its stockholders;
●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
●	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, the Acquiror Delaware Certificate and Acquiror Delaware Bylaws will require PubCo to indemnify and hold harmless, to the fullest extent permitted by law as in effect as of the closing of the Business Combination or subsequently amended (but, in the case of any such amendment, only to the extent that such amendment permits PubCo to provide broader indemnification rights than such law permitted PubCo to provide prior to such amendment), any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever by reason of the fact that he or she is or was a director or an officer of PubCo or, while a director or officer of PubCo, is or was serving at the request of PubCo as a director, member, manager, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, member, manager, officer, employee, agent or trustee or in any other capacity while serving as a director, member, manager, officer, employee, agent or trustee, against all liability and loss suffered and expense (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection with such proceeding.

Further, effective immediately upon the consummation of the Business Combination, we will enter into indemnification agreements with each of our newly elected executive officers and directors to indemnify such directors and executive officers under the circumstances and to the extent provided for therein, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, and including appeals, in which he or she may be involved, or is threatened to be involved, as a party or otherwise, to the fullest extent permitted under the DGCL.

Other than as described above under this section “Certain Relationships and Related Party Transactions,” since the beginning of GBT’s last completed fiscal year, neither GBT nor APSG has entered into any transactions, nor are there any currently proposed transactions, between APSG or GBT and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. GBT and APSG believe that the terms of the transactions described above are comparable to terms that could have been obtained in arm’s-length dealings with unrelated third parties.

APSG Related Person Transactions

As of December 31, 2021, the APSG Founders owned an aggregate of 20,420,250 Acquiror Cayman Class B Ordinary Shares. In October 2008, APSG was formed by Holdings, at which point, one ordinary share was issued in exchange for the payment of operating and formation expenses of APSG. In August 2020, Holdings transferred its ownership in APSG, consisting of one ordinary share, to the Sponsor for no consideration. On August 6, 2020, APSG completed a share split of its ordinary shares and, as a result, 28,750,000 of the Acquiror Cayman Class B Ordinary Shares were outstanding. In September 2020, 25,000 Acquiror Cayman Class B Ordinary Shares were transferred to each of APSG’s three independent directors at a purchase price of $0.00087 per share. The independent directors paid $65.25 in the aggregate for the 75,000 shares to the Sponsor. On September 16, 2020, the Sponsor surrendered 7,187,500 Acquiror Cayman Class B Ordinary Shares and, as a result, 21,562,500 of the Acquiror Cayman Class B Ordinary Shares were outstanding. As a result of the underwriters’ election to partially exercise their overallotment option, in November 2020, the Sponsor forfeited 1,142,250 Acquiror Cayman Class B Ordinary Shares. The APSG Founders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Acquiror Cayman Class B Ordinary Shares until the earlier to occur of: (A) one year after the completion of a business combination (including the Business Combination) or (B) subsequent to an initial business combination, (x) if the last sale price of the public shares (in this instance, the Domesticated Acquiror Class A Common Stock) equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, or (y) the date on which APSG completes a liquidation, merger, share exchange or other similar transaction that results in all of the Acquiror Cayman Shareholders having the right to exchange their shares for cash, securities or other property.

The Sponsor purchased, pursuant to a written agreement, 11,333,334 Acquiror Cayman Private Placement Warrants for a purchase price of $1.50 per whole warrant in a private placement that occurred with the closing of the IPO. On November 10, 2020, in connection with the underwriters’ election to partially exercise their over-allotment option, APSG sold an additional 890,800 Acquiror Cayman Private Placement Warrants to the Sponsor, at a price of $1.50 per whole warrant. Each private placement warrant entitles the holder to purchase one Acquiror Cayman Class A Ordinary Share at $11.50 per share, subject to adjustment. The Acquiror Cayman Private Placement Warrants (including the Acquiror Cayman Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of an initial business combination. In connection with the Business Combination, upon the Domestication, each of the Acquiror Cayman Private Placement Warrants will convert automatically into a Domesticated Acquiror Warrant. For additional information, see “Proposal No. 1 — The Domestication Proposal.”

APSG is party to an agreement with an affiliate of the Sponsor to maintain office space, utilities, secretarial support and administrative services. The cost for APSG’s use of these services is $16,667 per month. Upon completion of an initial business combination or APSG’s liquidation, APSG will cease paying these monthly fees.

No compensation of any kind, including finder’s and consulting fees, will be paid to the Sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except for following the consummation of the Business Combination, the Sponsor and its affiliates will be entitled to approximately $     million of deferred underwriting commissions related to APSG's IPO, approximately $     million of placement fees related to the PIPE Investment, approximately $6 million to repay the October Note, February Note, June Note and September Note, and approximately $3 million in reimbursements for certain out-of-pocket expenses related to identifying, investigating and consummating an initial business combination. APSG’s audit committee will review on a quarterly basis all payments that were made by APSG to the Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on APSG’s behalf.

APSG paid $3,267,240 in underwriting discounts and commissions to AGS, an affiliate of the Sponsor, in connection with the IPO and the over-allotment excluding deferred underwriting fees held in the Trust Account. Upon the consummation of the Business Combination, AGS will receive its portion of the $28.6 million of deferred underwriting fees related to APSG’s IPO.

On August 11, 2020, APSG issued an unsecured promissory note to the Sponsor, pursuant to which the Sponsor agreed to loan APSG an aggregate of up to $750,000 to cover expenses related to the IPO. The August Note was non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the IPO. The borrowings outstanding under the August Promissory Note of $750,000 were repaid upon the consummation of the IPO on October 6, 2020.

On October 20, 2020, the Sponsor executed an unsecured promissory note with a principal amount of $1.5 million. The October Note bears interest at a rate of 0.14% per annum and is payable on the earlier of an initial business combination (including the Business Combination) or the liquidation of APSG. On October 20, 2020, APSG borrowed $1.5 million pursuant to the October Note. As of December 31, 2021, the outstanding balance on the October Note was $1.5 million.

On February 22, 2021, the Sponsor executed an unsecured promissory note with a principal amount of $800,000. The February Note bears interest at a rate of 0.12% per annum and is payable on the earlier of an initial business combination (including the Business Combination) or the liquidation of APSG. On February 22, 2021, APSG borrowed $800,000 pursuant to the February Note. As of December 31, 2021, the outstanding balance on the February Note was $800,000.

On June 18, 2021, the Sponsor executed an unsecured promissory note to loan APSG an aggregate principal amount of $2 million. The June Note bears interest at a rate of 0.13% per annum and is payable on the earlier of an initial business combination (including the Business Combination) or the liquidation of APSG. On June 18, 2021, APSG borrowed $2 million pursuant to the June Note. As of December 31, 2021, the outstanding balance on the June Note was $2 million.

On September 14, 2021, the Sponsor executed an unsecured promissory note to loan APSG an aggregate principal amount of $1,500,000. The September Note bears interest at a rate of 0.17% per annum and is payable on the earlier of an initial business combination (including the Business Combination) or the liquidation of APSG. On September 14, 2021, APSG borrowed $1.5 million pursuant to the September Note. As of December 31, 2021, the outstanding balance on the September Note was $1.5 million.

Upon the consummation of the Business Combination, AGS will receive approximately $     million as a placement agent fee paid in connection with the PIPE Investment pursuant to the Placement Agent Engagement Letter. Further, the Sponsor has agreed to purchase 2.0 million shares of PIPE Securities on the same terms and conditions as the other PIPE Investors at a price of $10.00 per share.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of APSG’s officers and directors may, but are not obligated to, loan APSG funds as may be required. If APSG completes an initial business combination, APSG would repay such loaned amounts. In the event that the initial business combination does not close, APSG may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1.5 million of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Acquiror Cayman Private Placement Warrants, including as to exercise price, exercisability and exercise period. Except as set forth above, the terms of such loans by APSG’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the consummation of the Business Combination, APSG does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as APSG does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

In connection with the Business Combination, APSG will also be executing the following documents to which the Sponsor is also a party: a PIPE Subscription Agreement with the Sponsor, the Sponsor Side Letter, the Sponsor Support Agreement and the Registration Rights Agreement. For more information on these documents, see "Proposal No. 3 - The Business Combination Proposal - Related Agreements - PIPE Subscription Agreement,” “Proposal No. 3 - The Business Combination Proposal - Related Agreements - Sponsor Side Letter,” “Proposal No. 3 - The Business Combination Proposal - Related Agreements - Sponsor Support Agreement” and “Proposal No. 3 - The Business Combination Proposal - Related Agreements - Registration Rights Agreement.” Further, the Sponsor will be nominating Mr. Itai Wallach, an employee of an affiliate of the Sponsor, to serve as a director of PubCo after the Closing.

Policy for Approval of Related Party Transactions

Our audit committee is tasked with the review, approval (or disapproval) of “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter provides that our audit committee shall review and approve or disapprove any related party transactions. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

On December 2, 2021, the APSG Audit Committee held a meeting via video teleconference, which was attended by representatives from each of APSG’s management, representatives of Walkers and representatives of Paul Weiss. At the meeting, the APSG Audit Committee considered, approved and/or ratified certain agreements or arrangements that may be considered “related party transactions” under its charter, including: (i) the Placement Agent Engagement Letter; (ii) the PIPE Subscription Agreement with the Sponsor; (iii) the Sponsor Side Letter; (iv) the Sponsor Support Agreement; (v) the Registration Rights Agreement and (vi) Mr. Wallach’s nomination to the PubCo Board by the Sponsor. The APSG Audit Committee also concluded that it was satisfied that a reasonably robust and arms-length process was implemented in connection with the Senior Secured New Tranche B-3 Term Loan Facilities and that the terms and conditions of the Senior Secured New Tranche B-3 Term Loan Facilities were within reasonable current market standards.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

APSG is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and APSG’s Existing Organizational Documents govern the rights of the APSG Shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to Delaware corporations and their stockholders. In addition, APSG’s Existing Organizational Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of PubCo, your rights will differ in some regards as compared to when you were a shareholder of APSG before the Domestication.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of APSG as a Cayman Islands exempted company and as a Delaware corporation according to applicable law and/or the organizational documents of APSG. You also should review the Proposed Organizational Documents attached as Annex A and Annex B to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to APSG.

	Delaware	Cayman Islands

Stockholder/Shareholder Approval of Business Combination	Mergers generally require approval of a majority of the voting power of all outstanding shares.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

	Mergers in which less than 20% of the acquirer’s stock is issued and no amendments are made to the acquirer’s certificate of incorporation generally do not require acquirer stockholder approval.	All mergers (other than parent/ subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Mergers in which a parent entity owns 90% or more of the voting power of each class of a second corporation’s capital stock may be completed without the vote of the second corporation’s board of directors or stockholders.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50% +1 in number and 75% in value of shareholders in attendance and voting at a general meeting.

	Delaware	Cayman Islands

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter, although this default standard may be modified in a corporation’s certificate of incorporation or bylaws. The Proposed Organizational Documents will provide that, with certain specified exceptions (including for the election of directors) when a quorum is present at any meeting of stockholders, the affirmative vote of a majority of the votes cast by shares of capital stock of PubCo that are entitled to vote on the subject matter will decide any question brought before such meeting.

Under the Cayman Islands Companies Act and the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger if their shares remain outstanding, are converted into shares or depository receipts of another publicly traded corporation plus cash in lieu of fractional shares or depository receipts, or any combination of the foregoing, but appraisal rights are available if the terms of the merger require holders of such publicly listed shares to accept any other consideration.

Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum for certain suits and actions as per Amendment Proposal).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

	Delaware	Cayman Islands

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty, including a duty to act in good faith, to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith	A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividend payments, or improper personal benefit.

Liability of directors may be limited, except with regard to their own fraud or willful default.

DESCRIPTION OF PUBCO’S SECURITIES

The following descriptions are summaries of the material terms of the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, which will be effective upon Closing. Because they are only summaries, they do not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, the GBT Amended and Restated M&A, the Exchange Agreement and the New Shareholders Agreement, which are included as exhibits to this proxy statement/prospectus and of which this proxy statement/prospectus forms a part, and to the applicable provisions of Delaware law. Under “Description of Capital Stock,” “we,” “us,” “our” and “Company” refer to PubCo and not to any of its subsidiaries.

General

Our purpose is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the DGCL. Immediately following the Domestication, our authorized capital stock will consist of 3,000,000,000 shares of Domesticated Acquiror Class A Common Stock, par value $0.0001 per share, of which 143,499,783 (assuming no redemptions) shares will be issued and outstanding, 3,000,000,000 shares of Domesticated Acquiror Class B Common Stock, par value $0.0001 per share, of which 394,801,467 shares will be issued and outstanding, 20,420,250 shares of Domesticated Acquiror Class X Common Stock, par value $0.0001 per share, of which 20,420,250 shares will be issued and outstanding, and 6,000,000,000 shares of Preferred Stock, par value $0.00001 per share, none of which will be issued and outstanding. Pursuant to the Acquiror Delaware Certificate and subject to the provisions of the DGCL, the PubCo Board will have the authority, without stockholder approval(but without limitation of the rights of any party to the Shareholders Agreement and the Exchange Agreement), to issue additional shares of Domesticated Acquiror Class A Common Stock. Unless the PubCo Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Immediately following the Domestication, we will have three classes of authorized Domesticated Acquiror Common Stock: Class A, Class B, and Class X, each of which has one vote per share. All classes of Domesticated Acquiror Common Stock will vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law, including in connection with amendments to the Acquiror Delaware Charter that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As discussed further below, each share of Domesticated Acquiror Class X Common Stock outstanding immediately prior to the Closing of the Business Combination will, automatically and without further action, convert into one share of Domesticated Acquiror Class A Common Stock upon the Closing and no share of Domesticated Acquiror Class X Common Stock will be a part of our capital structure following the Closing.

In order to preserve the contemplated Up-C structure, the Exchange Agreement provides that PubCo and GBT will take (or, in some cases, forbear from taking) various actions, as necessary to maintain a one-to-one ratio between the number of issued and outstanding (x) Domesticated Acquiror Class A Common Stock (and equivalents) and the OpCo A Ordinary Shares and (y) Domesticated Acquiror Class B Common Stock and the OpCo B Ordinary Shares. For example, the Exchange Agreement provides that, if PubCo issues or sells additional shares of Domesticated Acquiror Class A Common Stock, PubCo will contribute the net proceeds of such issuance and sale to GBT, and GBT will issue to PubCo an equal number of OpCo A Ordinary Shares. Similarly, the Exchange Agreement provides that neither PubCo nor GBT may effect any subdivision or combination of any of its equity securities unless the other effects an identical subdivision or combination of the corresponding class of its equity securities

Domesticated Acquiror Class A Common Stock

Holders of shares of Domesticated Acquiror Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including in the election or removal of directors elected by our stockholders generally. The holders of Domesticated Acquiror Class A Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of Domesticated Acquiror Class A Common Stock are entitled to receive dividends when, as and if declared by the PubCo Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

In the case of our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Domesticated Acquiror Class A

Common Stock will be entitled to receive, ratably on a per share basis with other holders of Domesticated Acquiror Class A Common Stock and holders of Domesticated Acquiror Class X Common Stock (subject to the nominal economic rights of holders of the Domesticated Acquiror Class B Common Stock described below), our remaining assets available for distribution to stockholders.

All shares of Domesticated Acquiror Class A Common Stock that will be outstanding at Closing will be fully paid and non-assessable. The Domesticated Acquiror Class A Common Stock will not be subject to further calls or assessments by us. Except as set forth in the New Shareholders Agreement and the Exchange Agreement, holders of shares of Domesticated Acquiror Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Domesticated Acquiror Class A Common Stock. The rights powers, preferences and privileges of Domesticated Acquiror Class A Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Domesticated Acquiror Class B Common Stock

Holders of shares of Domesticated Acquiror Class B Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including in the election or removal of directors elected by our stockholders generally. The holders of Domesticated Acquiror Class B Common Stock do not have cumulative voting rights in the election of directors.

The shares of Domesticated Acquiror Class B Common Stock generally have only nominal economic rights (limited to the right to receive up to the par value in the event of a liquidation, dissolution or winding up of PubCo). Dividends and other distributions shall not be declared or paid on Domesticated Acquiror Class B Common Stock. Holders of shares of Domesticated Acquiror Class B Common Stock have the right to receive, ratably on a per share basis with other holders of Domesticated Acquiror Class B Common Stock and holders of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Class X Common Stock, a distribution from our remaining assets available for distribution to stockholders, up to the par value of such shares of Class B Common Stock, but otherwise are not entitled to receive any assets of PubCo in connection with any such liquidation, dissolution or winding up.

All shares of Domesticated Acquiror Class B Common Stock that will be outstanding at Closing will be fully paid and non-assessable. The Domesticated Acquiror Class B Common Stock will not be subject to further calls or assessments by us. Except as set forth in the New Shareholders Agreement and the Exchange Agreement, holders of shares of Domesticated Acquiror Class B Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Domesticated Acquiror Class B Common Stock. The rights powers, preferences and privileges of Domesticated Acquiror Class B Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

On the terms and subject to the conditions of the Exchange Agreement, the Continuing JerseyCo Owners (or certain permitted transferees thereof) will have the right, on the terms and subject to the conditions of the Exchange Agreement, to exchange their OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) for shares of Domesticated Acquiror Class A Common Stock on a one-for-one basis, subject to customary adjustments for stock splits, dividends, reclassifications and other similar transactions or, in certain limited circumstances, at the option of the Exchange Committee, for cash (based on the VWAP of Domesticated Acquiror Class A Common Stock for the five trading day period ending on the trading day immediately preceding the applicable exchange date). See “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Exchange Agreement.”

Domesticated Acquiror Class X Common Stock

Holders of shares of Domesticated Acquiror Class X Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including in the election or removal of directors elected by our stockholders generally. The holders of Domesticated Acquiror Class X Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of Domesticated Acquiror Class X Common Stock are entitled to receive dividends when, as and if declared by the PubCo Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

In the case of our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Domesticated Acquiror Class X

Common Stock will be entitled to receive, ratably on a per share basis with other holders of Domesticated Acquiror Class X Common Stock and holders of Domesticated Acquiror Class A Common Stock (subject to the nominal economic rights of holders of the Domesticated Acquiror Class B Common Stock described above), our remaining assets available for distribution to stockholders.

All shares of Domesticated Acquiror Class X Common Stock that will be outstanding at Closing will be fully paid and non-assessable. The Domesticated Acquiror Class X Common Stock will not be subject to further calls or assessments by us. Holders of shares of Domesticated Acquiror Class X Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Domesticated Acquiror Class X Common Stock. The rights powers, preferences and privileges of Domesticated Acquiror Class X Common Stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

The Domesticated Acquiror Class X Common Stock will be authorized and issued in connection with the Domestication solely to facilitate certain technical steps necessary to consummate the Business Combination and is intended to exist only for a moment in time until the Closing has occurred. Thus, upon Closing, each share of Domesticated Acquiror Class X Common Stock outstanding immediately prior thereto will automatically, without any further action, convert into one share of Domesticated Acquiror Class A Common Stock. Following such conversion, the reissuance of shares of Domesticated Acquiror Class X Common Stock shall be prohibited, and such shares shall be retired and cancelled in accordance with Section 243 of the DGCL and the certificate required to be filed with the Secretary of State of the State of Delaware by such section.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after Closing. The Acquiror Delaware Certificate authorizes the PubCo Board to establish one or more series of preferred stock (including convertible preferred stock). Subject to any limitations prescribed by the DGCL, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Domesticated Acquiror Class A Common Stock or Domesticated Acquiror Class B Common Stock. The PubCo Board may fix the number of shares constituting a series of preferred stock and the designation of such series, the voting powers (if any) of the shares of such series and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Domesticated Acquiror Class A Common Stock.

Dividend Rights

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividends will be subject to the discretion of the PubCo Board.

Except as described in “Dividend Policy,” we have no current plans to pay dividends on Domesticated Acquiror Class A Common Stock. See “Risk Factors — Risks Related to the Business Combination and Ownership of Domesticated Acquiror Class A Common Stock — We do not currently intend to pay cash dividends on the Domesticated Acquiror Class A Common Stock, so any returns will be substantially limited to the value of the Domesticated Acquiror Class A Common Stock.” We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends from future earnings for the foreseeable future. In addition, our ability to pay dividends is limited by the Senior Secured Credit Agreement and may be limited by covenants under other indebtedness we and our subsidiaries incur in the future, as well as other limitations and restrictions imposed by law.

Annual Stockholder Meetings

The Acquiror Delaware Bylaws provide that annual stockholder meetings will be held on a date and at a time and place, if any, as exclusively selected by the PubCo Board. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Provisions of Delaware Law and our Acquiror Delaware Certificate and Acquiror Delaware Bylaws

The Acquiror Delaware Certificate and the Acquiror Delaware Bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the PubCo Board and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the PubCo Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of the PubCo Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

These provisions include:

Action by Written Consent; Special Meetings of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the corporation’s certificate of incorporation provides otherwise. The Acquiror Delaware Certificate will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting (with exceptions for (i) actions taken by holders of a series of preferred stock, as provided by the applicable certificate of designation, and (ii) actions required or permitted to be taken by holders of Domesticated Acquiror Class B Common Stock separately as a class but only if such action were taken by holders of at least 66⅔% of the total voting power of all the Domesticated Acquiror Class B Common Stock then, outstanding). The Acquiror Delaware Certificate and the Acquiror Delaware Bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by or at the direction of the PubCo Board pursuant to a resolution adopted by a majority of the total number of directors. Stockholders will not be permitted to call a special meeting or to require the PubCo Board to call a special meeting. The Acquiror Delaware Bylaws will prohibit the conduct of any business at a special meeting other than as specified at the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers or changes in control of the Company.

Election and Removal of Directors

The Acquiror Delaware Certificate will provide that our directors may be removed only for cause and only by the affirmative vote of at least 66⅔% of the votes that all our stockholders would be entitled to cast in an annual election of directors, voting together as a single class, at a meeting of the stockholders called for that purpose. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of the PubCo Board. In addition, the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws will provide that any vacancies on the PubCo Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or at a special meeting of stockholders called by or at the direction of the PubCo Board for such purpose. Moreover, under the Acquiror Delaware Certificate, the PubCo Board is divided into three classes of directors, each of which will hold office for a three-year term. The existence of a classified board could delay a successful tender offeror from obtaining majority control of the PubCo Board, and the prospect of that delay might deter a potential offeror. See “Risk Factors — Risks Related to our Organization and Structure — The classification of the PubCo Board may have anti-takeover effects, including discouraging, delaying or preventing a change of control.”

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Acquiror Delaware Certificate will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Advance Notice Procedures

The Acquiror Delaware Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the PubCo Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the PubCo Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Acquiror Delaware Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Although the Acquiror Delaware Bylaws will not give the PubCo Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Acquiror Delaware Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Supermajority Approval Requirements

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation, unless the corporation’s certificate of incorporation or bylaws requires a greater percentage. The DGCL does not specify a required vote for stockholders to amend a corporation’s bylaws and, therefore, the default voting standard set forth in a corporation’s bylaws will apply to votes to amend the bylaws unless the certificate of incorporation or bylaws provide otherwise. In addition, the DGCL provides that a board of directors may amend the bylaws without further stockholder action if authorized to do so by the corporation’s certificate of incorporation. The Acquiror Delaware Certificate will provide that, without limiting the rights of any party to the New Shareholders Agreement, a majority vote of the PubCo Board or the affirmative vote of holders of at least 66⅔% of the total votes of the outstanding shares of our capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend, alter, change or repeal the Acquiror Delaware Bylaws or adopt any provision inconsistent therewith. In addition, the Acquiror Delaware Certificate will provide that, without limiting the rights of any party to the New Shareholders Agreement, the affirmative vote of the holders of at least 66⅔% of the total votes of the outstanding shares of our capital stock entitled to vote with respect thereto, voting together as a single class, will be required to amend the Acquiror Delaware Certificate (and, in addition, the affirmative vote of the holders of at least 66⅔% of the total voting power of the Domesticated Acquiror Class B Common Stock, voting separately as a class, will be required to amend any provision of the Acquiror Delaware Charter that adversely affects the rights, priorities or privileged of the Domesticated Acquiror Class B Common Stock). This requirement of a supermajority vote to approve amendments to our bylaws and certificate of incorporation could enable a minority of our stockholders to exercise veto power over any such amendments.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the PubCo Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of Domesticated Acquiror Class A Common Stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply if and so long as Domesticated Acquiror Class A Common Stock remains listed on the NYSE, require stockholder approval prior to the issuance of shares of common stock in certain circumstances, including (i) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance and (ii) if such issuance is to a person considered a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) solely by virtue of being a substantial security holder of the issuer and the number of shares of common stock to be issued exceeds five percent of the number of shares of common stock outstanding before the issuance.

The PubCo Board may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholders’ stock thereafter devolved by operation of law.

Exclusive Forum

The Acquiror Delaware Certificate will provide that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any (1) any derivative action or proceeding brought on behalf of PubCo, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of PubCo to PubCo or PubCo’s stockholders, or any claim for aiding and abetting such alleged breach, (3) any action asserting a claim arising under any provision of the DGCL, Acquiror Delaware Certificate or the Acquiror Delaware Bylaws or as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of the Acquiror Delaware Certificate or the Acquiror Delaware Bylaws, (5) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware or (6) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The Acquiror Delaware Certificate will further provide that, (i) such exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction and (ii) to the fullest extent permitted by law, unless PubCo consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors and stockholders of PubCo cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of the Acquiror Delaware Certificate described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in the Acquiror Delaware Certificate to be inapplicable or unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Registration Rights

For a description of registration rights with respect to shares of Domesticated Acquiror Class A Common Stock owned by the holders party to the Registration Rights Agreement from time to time, see “Proposal No. 3 — The Business Combination Proposal — Related Agreements — Registration Rights Agreement.”

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Acquiror Delaware Certificate will, to the maximum extent permitted by applicable law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. The Acquiror Delaware Certificate will provide that, subject to the terms thereof, to the fullest extent permitted by law, none of our non-employee directors (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, subject to the terms of the Acquiror Delaware Certificate, and without limiting any separate agreement to between any person and us or any of our subsidiaries, no non-employee director will (i) have any duty to present business opportunities to us or our subsidiaries or (ii) be liable to the us, any of our stockholders or any other person who acquires an interest in the stock of PubCo, by reason of the fact that such person pursues or acquires a business opportunity for itself, directs such opportunity to another person or does not communicate such opportunity or information to the us or any of our subsidiaries. The Acquiror Delaware Certificate will not renounce our interest in any business opportunity that is expressly offered to a non-employee director or officer solely in his or her capacity as a director or officer of, through his or her service to, or pursuant to a contract with, the Company.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Acquiror Delaware Certificate will include a provision that eliminates the personal liability of directors for monetary damages to the Company or its stockholders for any breach of fiduciary duty as a director to the maximum extent permitted by the DGCL from time to time. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. The DGCL does not permit a corporation to eliminate or limit the liability of a director who has acted in bad faith, engaged in intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. If, however, the DGCL is amended to permit a corporation to eliminate or limit a director’s liability for any such conduct, then the exculpation provisions in the Acquiror Delaware Certificate will function automatically to eliminate our directors’ personal liability to the Company and its stockholder for such conduct.

The Acquiror Delaware Certificate and the Acquiror Delaware Bylaws generally will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. In addition, in the event that one of our directors or officers may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth in the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, the Company: (i) shall be the indemnitor of first resort (i.e., its obligations to any such director or officer are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such director or officer are secondary); and (ii) shall be required to advance and indemnify the full amounts to which such director or officer are entitled under the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws, without regard to any rights such director or officer may have against any of the Other Indemnitors. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Acquiror Delaware Certificate and the Acquiror Delaware Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions — Limitation of Liability and Indemnification of Officers and Directors.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Section 203 of the DGCL

In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

A Delaware corporation may “opt out” of Section 203 of the DGCL with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have elected not to be governed by Section 203 of the DGCL. The Acquiror Delaware Certificate will, however, include provisions similar to Section 203 of the DGCL that generally prohibit PubCo from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder becomes an interested stockholder, unless (i) such person became an interested stockholder as a result of a transaction approved by the PubCo Board (other than the Business Combination), (ii) such person acquired at least 85% of PubCo’s voting stock (excluding shares owned by officers and directors of PubCo and employee stock plans) in the transaction by which such person became an interested stockholder or (iii) such transactions are approved by the PubCo Board and the affirmative vote of at least 66⅔% of PubCo’s outstanding voting stock (other than such stock owned by the interested stockholder). In general, a person and its affiliates and associates will be an “interested stockholder” under the Acquiror Delaware Certificate if such person (a) holds at least 15% of PubCo’s voting stock or is an affiliate or associate of PubCo and (b) held at least 15% of PubCo’s voting stock at any time during the three-year period preceding the date on which it is sought to be determined whether such person is an interested stockholder; however, a person that acquires greater than 15% of PubCo’s voting stock solely as a result of actions taken by PubCo will not be an interested stockholder unless such person thereafter acquires additional shares of voting stock other than as a result of further corporate action not caused by such person. Further, the foregoing restrictions will not apply if the business combination is with a person who became an interested stockholder as a result of the Business Combination (provided such person does not acquire more than an additional 1% of the outstanding shares of PubCo’s voting stock after the date of the Closing). As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Warrants

The following is a description of APSG’s existing warrants. Following the consummation of the Business Combination, the warrants will automatically be converted by operation of law into warrants to acquire shares of Domesticated Acquiror Class A Common Stock as a result of the Domestication. As a result, any references to “Class A ordinary shares” will refer to Domesticated Acquiror Class A Common Stock following the Business Combination.

Public Shareholders’ Warrants

Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of October 6, 2021 or 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, a holder must have at least three units to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless the Class A ordinary shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. We will use our commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under applicable blue sky laws to the extent an exemption is available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of our Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of our Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the last reported sale price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “-Warrants-Public Shareholders’ Warrants-Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”).

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A ordinary shares (as defined below) except as otherwise described below; and
●	if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “-Warrants-Public Shareholders’ Warrants-Anti-dilution Adjustments”).

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Class A ordinary shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A ordinary shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume-weighted average price of our Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Pursuant to the warrant agreement, references above to Class A ordinary shares shall include a security other than Class A ordinary shares into which the Class A ordinary shares have been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of Class A ordinary shares to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of the warrant is adjusted as set forth under the heading “- Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted pursuant to the fifth paragraph of “- Anti-Dilution Adjustments” below, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment multiplied by a fraction, the numerator of which is the exercise price after such adjustment and the denominator of which is $10.00. If the exercise price of a warrant is adjusted pursuant to the second paragraph of “-Anti-Dilution Adjustments” below, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment less the decrease in the exercise price pursuant to such exercise price adjustment.

	Fair Market Value of Class A Ordinary Shares
Redemption Date (period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Class A ordinary shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Class A ordinary shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of our Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Class A ordinary shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Class A ordinary shares.

This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A ordinary shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Class A ordinary shares are trading at or above $10.00 per public share, which may be at a time when the trading price of our Class A ordinary shares is below the exercise price of the warrants. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of October 1, 2020. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so.

No fractional Class A ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A ordinary shares pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Class A ordinary shares, the company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person

(together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as specified by the holder) of the Class A ordinary shares outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding Class A ordinary shares is increased by a dividend payable in Class A ordinary shares, or by a split-up of Class A ordinary shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Class A ordinary shares. A rights offering to holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share dividend of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A ordinary shares on account of such Class A ordinary shares (or other shares of our share capital into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provision relating to shareholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.

If the number of outstanding Class A ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A ordinary shares.Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted (to the nearest cent) by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter. The warrant agreement provides that no adjustment to the number of the Class A ordinary shares issuable upon exercise of a warrant will be required until cumulative adjustments amount to 1% or more of the number of Class A ordinary shares issuable upon exercise of a warrant as last adjusted. Any such adjustments that are not made will be carried forward and taken into account in any subsequent adjustment. All such carried forward adjustments will be made (i) in connection with any subsequent adjustment that (taken together with such carried forward adjustments) would result in a change of at least 1% in the number of Class A ordinary shares issuable upon exercise of a warrant and (ii) on the exercise date of any warrant.

In case of any reclassification or reorganization of the outstanding Class A ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares), or in the case of any merger or consolidation of us with or into another entity (other than a consolidation or merger in which we are the continuing entity and that does not result in any reclassification or reorganization of our outstanding Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in the prospectus relating to our Initial Public Offering, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrants may be exercised only for a whole number of Class A ordinary shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Class A ordinary shares to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) are not transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our sponsor) and they will not be redeemable by us so long as they are held by our sponsor or its permitted transferees. The private placement warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the completion of our initial business combination, or earlier upon redemption or liquidation. In addition, the private placement warrants are not exercisable more than five years from October 1, 2020, in accordance with FINRA Rule 5110(f)(2)(G)(i), as long as our sponsor or any of its related persons beneficially own such private placement warrants. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the Initial Public Offering. If the private placement warrants are held by holders other than our sponsor or its permitted transferees, such private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the Initial Public Offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” means the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

Listing

We intend to apply to list Domesticated Acquiror Class A Common Stock on the NYSE under the symbol “GBTG.”

Transfer Agent and Registrar

The transfer agent and registrar for Domesticated Acquiror Class A Common Stock will be Continental Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted common stock or warrants of PubCo for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of PubCo for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

(i)	1% of the total number of shares of PubCo common stock then outstanding (as of the date of this proxy statement/prospectus, APSG has 102,101,250 ordinary shares outstanding); or
(ii)	the average weekly reported trading volume of PubCo common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

(i)	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
(ii)	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
(iii)	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
(iv)	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (“Form 10 information”).

As a result, the APSG Founders will be able to sell their Founder Shares and Acquiror Cayman Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial Business Combination and filed our Form 10 information with the SEC. Similarly, the Continuing JerseyCo Owners will be able to sell the Domesticated Acquiror Class A Common Stock they receive upon conversion of our Domesticated Acquiror Class B Common Stock pursuant to Rule 144 without registration one year after we have completed our initial Business Combination and filed our Form 10 information.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See “Proposal No. 3 — The Business Combination Proposal — The Business Combination Agreement — Related Agreements — Registration Rights Agreement.”

APPRAISAL RIGHTS

APSG Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Shareholder Requisitions of General Meetings

General meetings may be convened on the request in writing of any shareholder or shareholders entitled to attend and vote at general meetings of APSG holding at least 10 percent of the paid up voting share capital of APSG. Requests should be deposited at the registered office of APSG specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists. If the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by APSG.

If at any time there are no Directors, any two shareholders (or if there is only one shareholder then that shareholder) entitled to vote at general meetings of APSG may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

Shareholder Director Nominees

Prior to the Business Combination, the holders of Acquiror Cayman Class B Ordinary Shares may vote in respect of a resolution to appoint Directors or remove Directors, which resolution shall require a majority of 66 2∕3%. The remuneration of the Directors may be determined by the Directors or by ordinary resolution. There shall be no shareholding qualification for Directors unless determined otherwise by the shareholders by ordinary resolution.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the APSG Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019. Following the Business Combination, such communications should be sent to Global Business Travel Group, Inc., 666 3rd Avenue, 4th Floor, New York, NY 10172, Attention: Corporate Secretary. Each communication will be forwarded, depending on the subject matter, to the APSG Board, the appropriate committee chairperson or all non-management directors.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokerage firms or other nominees may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple APSG Shareholders sharing the same address. APSG will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Apollo Strategic Growth Capital, Attention: Corporate Secretary, 9 West 57th Street, 43rd Floor, New York, NY 10019, Telephone (212) 515-3200. If you want to receive separate copies of an APSG proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact APSG at the above address and telephone number.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP has passed upon the validity of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Warrants offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Paul, Weiss, Rifkind, Wharton & Garrison LLP, as tax counsel for APSG, has passed upon certain U.S. federal income tax consequences of the business combination for APSG.

EXPERTS

The financial statements of Apollo Strategic Growth Capital as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of GBT JerseyCo Limited and subsidiaries as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Egencia at December 31, 2020 and 2019, and for each of the years then ended, appearing in this Registration Statement and related Preliminary Proxy Statement/Prospectus of Apollo Strategic Growth Capital have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

APSG has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to APSG and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of APSG’s or GBT’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

APSG files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on APSG at the SEC web site containing reports, the registration statement and other information at: http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

333 Ludlow Street

5th Floor, South Tower

Stamford, CT 06902

Shareholders may call toll free: (800) 662-5200

Banks and Brokers may call collect: (203) 658-9400

Email: APSG.info@investor.morrowsodali.com

If you are a shareholder of APSG and would like to request documents, please do so no later than business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Morrow Sodali, Morrow Sodali will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to APSG has been supplied by APSG, and all such information relating to GBT has been supplied by GBT. Information provided by one another does not constitute any representation, estimate or projection of the other.

GBT JerseyCo Limited

Egencia

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Apollo Strategic Growth Capital

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Apollo Strategic Growth Capital (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, changes in shareholders’ equity (deficit), and cash flows, for years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for years ended December 31, 2021, 2020 and 2019 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2022, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a business combination by October 6, 2022 then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements We believe that our audits provide a reasonable basis for our opinions.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Accounting for and Valuation of Private Placement Warrants

Description:

As described in Notes 2, 8 and 9 to the financial statements, the Company accounts for its private placement warrants based on an assessment of the instruments’ specific terms and the applicable accounting standards. The private placement warrants are stated at fair value at each reporting period with the change in fair value recorded on the statement of operations. The fair value of the warrants on the date of issuance were estimated using a Black-Scholes option pricing model as of December 31, 2021 which include inputs such as the Company’s stock price on date of grant, exercise price per share, the number of private placement warrants outstanding. Assumptions used in the model are subjective and require significant judgment and include implied volatility and the risk-free interest rate. As of December 31, 2021, 12,224,134 private placement warrants were outstanding at a fair value of $21.1 million and resulting in $2.36 million of loss related to the change in fair value of the for the year ended December 31, 2021. As previously disclosed by management, the Company has restated the financial statements as of and for the year ended December 31, 2020 to account for the private placement warrants as liabilities on its balance sheets. The principal considerations for our determination that performing procedures relating to the accounting for and valuation of the private placement warrants are a critical audit matter are (i) the significant judgment by management when determining the accounting for and valuation; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the accounting for the private placement warrants and management’s significant assumption related to implied volatility; (iii) the audit effort involved the use of professionals with specialized skill and knowledge; and (iv) as disclosed by management, a material weakness related to the evaluation of complex financial instruments existed as of December 31, 2021.

Response:

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, reading the agreements, evaluating the accounting for the private placement warrants, testing the internal controls over management’s process for determining the fair value estimates. Testing management’s process included (i) evaluating the internal controls and methodology used by management to determine the fair value of the private placement warrants; (ii) testing the mathematical accuracy of management’s model; (iii) evaluating the reasonableness of management’s significant assumption related to implied volatility and probability of executing a successful business combination; and (iv) testing the completeness and accuracy of the underlying data used. Professionals with specialized skill and knowledge were used to assist in (i) evaluating management’s accounting for the private placement warrants; (ii) evaluating the methodology to determine the fair value; (iii) testing the mathematical accuracy of the models; and (iv) evaluating the reasonableness of the significant assumption related to implied volatility and probability of executing a successful business combination by considering consistency with external market data.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 1, 2022

PCAOB ID Number 100

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Apollo Strategic Growth Capital

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Apollo Strategic Growth Capital (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 1, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: interpretation and accounting for complex financial instruments. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements as of and for the year ended December 31, 2021, of the Company, and this report does not affect our report on such financial statements.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 1, 2022

PCAOB ID Number 100

Apollo Strategic Growth Capital

(formerly known as APH III (Sub I), Ltd.)

BALANCE SHEETS

	December 31,	December 31,
	2021	2020

ASSETS
Current assets:
Cash	$161,277	$257,872
Prepaid expenses	495,915	1,125,255
Total current assets	657,192	1,383,127

Investments held in Trust Account	817,356,537	816,985,533
Total assets	$818,013,729	$818,368,660

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued offering costs	$6,560,426	$383,164
Advances from related party	2,040,211	373,517
Note payable - Sponsor	5,800,000	1,500,000
Total current liabilities	14,400,637	2,256,681

Derivative warrant liabilities	55,943,533	74,642,310
Deferred underwriting compensation	28,588,350	28,588,350
Total liabilities	98,932,520	105,487,341

Commitments and contingencies (Note 7)

Class A ordinary shares subject to possible redemption; 81,681,000 shares (at $10.00 per share) as of December 31, 2021 and 2020	816,810,000	816,810,000

Shareholders’ deficit:
Preferred shares, $0.00005 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.00005 par value, 300,000,000 shares authorized, none issued and outstanding	—	—
Class B ordinary shares, $0.00005 par value, 60,000,000 shares authorized, 20,420,250 shares issued and outstanding as of December 31, 2021 and 2020	1,021	1,021
Additional paid-in capital	—	—
Accumulated deficit	(97,729,812)	(103,929,702)
Total shareholders’ deficit	(97,728,791)	(103,928,681)
Total liabilities and shareholders’ deficit	$818,013,729	$818,368,660

See accompanying notes to financial statements

Apollo Strategic Growth Capital

(formerly known as APH III (Sub I), Ltd.)

STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31,
	2021	2020	2019

REVENUE	$—	$—	$—

EXPENSES
Administrative fee – related party	200,650	46,669	—
General and administrative	12,663,776	536,614	1,853
TOTAL EXPENSES	12,864,426	583,283	1,853

OTHER INCOME (EXPENSES)
Investment income from Trust Account	371,004	175,533	—
Interest expense	(5,465)	(414)	—
Transaction costs allocable to warrant liability	—	(2,344,508)	—
Change in fair value of derivative warrant liabilities	18,698,777	(16,889,088)	—
TOTAL OTHER INCOME (EXPENSES)	19,064,316	(19,058,477)	—

Net income (loss)	$6,199,890	$(19,641,760)	$(1,853)

Weighted average number of Class A ordinary shares outstanding, basic and diluted	81,681,000	18,828,526	—
Basic and diluted net income (loss) per Class A ordinary share	$0.06	$(0.52)	—

Weighted average number of Class B ordinary shares outstanding, basic and diluted	20,420,250	18,983,377	18,750,000
Basic and diluted net income (loss) per Class B ordinary share	$0.06	$(0.52)	$(0.00)

See accompanying notes to financial statements

Apollo Strategic Growth Capital

(formerly known as APH III (Sub I), Ltd.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Class B		Additional
	Ordinary Shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit

Balances as of January 1, 2019	21,562,500	$1,078	$27,117	$(28,195)	$—

Capital contributions	—	—	3,707	—	3,707

Net loss	—	—	—	(1,853)	(1,853)
Balance as of December 31, 2019	21,562,500	$1,078	$30,824	$(30,048)	$1,854

Excess of proceeds received over fair value of private warrant liabilities	—	—	328,959	—	328,959

Forfeiture of Class B ordinary shares by Sponsor	(1,142,250)	(57)	57	—	—

Accretion of Class A ordinary shares subject to possible redemption amount	—	—	(359,840)	(84,257,894)	(84,617,734)

Net loss	—	—	—	(19,641,760)	(19,641,760)
Balance as of December 31, 2020	20,420,250	$1,021	$—	$(103,929,702)	$(103,928,681)

Net income	—	—	—	6,199,890	6,199,890
Balance as of December 31, 2021	20,420,250	$1,021	$—	$(97,729,812)	$(97,728,791)

See accompanying notes to financial statements

Apollo Strategic Growth Capital

(formerly known as APH III (Sub I), Ltd.)

STATEMENTS OF CASH FLOWS

	For the Year
	Ended
	December 31,
	2021	2020	2019
Cash Flows From Operating Activities:
Net income (loss)	$6,199,890	$(19,641,760)	$(1,853)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Formation and organization costs paid by related parties	—	27,607	3,707
Investment income earned on investment held in Trust Account	(371,004)	(175,533)	—
Costs associated with warrant liabilities	—	2,344,508	—
Change in fair value of derivative warrant liabilities	(18,698,777)	16,889,088	—
Changes in operating assets and liabilities:
Prepaid expenses	629,340	(1,123,401)	(1,854)
Accounts payable and accrued expenses	6,179,734	(761,757)	—
Advances from Related Parties	2,035,989	—	—
Net Cash Used In Operating Activities	(4,024,828)	(2,441,248)	—

Cash Flows From Investing Activities:
Cash deposited into Trust Account	—	(816,810,000)	—
Net Cash Used In Investing Activities	—	(816,810,000)	—

Cash Flows From Financing Activities:
Proceeds from sale of Units in Public Offering	—	816,810,000	—
Proceeds from sale of Private Placement Warrants	—	18,336,200	—
Payment of underwriter commissions	—	(16,336,200)	—
Payment of offering costs	—	(800,880)	—
Proceeds from Sponsor note	4,300,000	1,500,000	—
Repayment of advances from Sponsor	(371,767)	—	—
Net Cash Provided By Financing Activities	3,928,233	819,509,120	—

Net change in cash	(96,595)	257,872	—
Cash at beginning of year	257,872	—	—
Cash at end of year	$161,277	$257,872	$—

Supplemental disclosure of non-cash financing activities:
Deferred underwriters’ commissions charged to temporary equity in connection with the Public Offering	$—	$28,588,350	$—
Deferred offering costs paid by related party	$—	$345,910	$3,707
Accrued offering costs which were charged to temporary equity	$—	$1,144,924	$—

See accompanying notes to financial statements

Apollo Strategic Growth Capital

(formerly known as APH III (Sub I), Ltd.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

Organizational and General

Apollo Strategic Growth Capital (formerly known as APH III (Sub I), Ltd.) (the “Company”) was initially incorporated in Cayman Islands on October 10, 2008 under the name of APH III (Sub I), Ltd. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”). On August 6, 2020, the Company formally changed its name to Apollo Strategic Growth Capital.

At December 31, 2021, the Company had not commenced any operations. All activity for the period from October 10, 2008 through December 31, 2021 relates to the Company’s formation and the initial public offering (the “Public Offering”) described below and search for a target company. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the net proceeds derived from the Public Offering. The Company has selected December 31st as its fiscal year end.

Sponsor and Public Offering

On October 6, 2020, the Company consummated the Public Offering of 75,000,000 units, $0.00005 par value at a price of $10.00 per unit (the “Units”) generating gross proceeds of $750,000,000 which is described in Note 4. APSG Sponsor, L.P., a Cayman Islands limited partnership (the “Sponsor”), purchased an aggregate of 11,333,334 private placement warrants (“Private Placement Warrants”) at a purchase price of $1.50 per warrant, or approximately $17,000,000 in the aggregate, in a private placement simultaneously with the closing of the Public Offering. Upon the closing of the Public Offering and the private placement on October 6, 2020, $750,000,000 was placed in a trust account (the “Trust Account”) (discussed below). Transaction costs amounted to $41,389,428 consisting of $15,000,000 of underwriting fees, $26,250,000 of deferred underwriting fees payable (which are held in Trust Account with Continental Stock Transfer and Trust Company acting as trustee) and $139,428 of Public Offering costs. These costs were charged to temporary equity upon completion of the Public Offering. As described in Note 4, the $26,250,000 deferred underwriting fee payable is contingent upon the consummation of an Initial Business Combination by October 6, 2022 (or by January 6, 2023 if the Company has executed a letter of intent, agreement in principle or definitive agreement for the Initial Business Combination by October 6, 2022) (the “Completion Window”). In addition, $2,344,508 of costs were allocated to the Public Warrants and Private Placement Warrants and were included in the statement of operations as a component of other income/(expense).

On November 10, 2020, the Company consummated the closing of the sale of 6,681,000 additional Units at a price of $10 per unit upon receiving notice of the underwriters’ election to partially exercise their overallotment option (“Overallotment Units”), generating additional gross proceeds of $66,810,000 and incurred additional offering costs of $3,674,550 in underwriting fees. Simultaneously with the exercise of the overallotment, the Company consummated the Private Placement of an additional 890,800 Private Placement Warrants to the Sponsor, generating gross proceeds of $1,336,200. Of the additional $3,674,550 in underwriting fees, $2,338,350 is deferred until the completion of the Company’s Initial Business Combination. As a result of the underwriters' election to partially exercise their overallotment option, 1,142,250 Founder Shares were forfeited.

The Company intends to finance its Initial Business Combination with proceeds from the Public Offering, the Private Placement, debt or a combination of the foregoing.

Trust Account

The proceeds held in the Trust Account are invested only in U.S. government securities with a maturity of one hundred eighty (180) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest only in direct U.S. government treasury obligations, as determined by the Company. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. At December 31, 2021, the proceeds of the Public Offering were held in U.S. government securities, as specified above.

The Company’s amended and restated memorandum and articles of association provides that, other than the withdrawal of interest to pay its tax obligations (the “Permitted Withdrawals”), and up to $100,000 of interest to pay dissolution expenses none of the funds held in the Trust Account will be released until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of any Class A ordinary shares included in the Units (the “Public Shares”) sold in the Public Offering that have been properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to affect the substance or timing of its obligation to redeem 100% of such Public Shares if it has not consummated an Initial Business Combination within the Completion Window, or (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within the Completion Window. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating an Initial Business Combination. The Initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek shareholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their Public Shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to make Permitted Withdrawals or (ii) provide shareholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to make Permitted Withdrawals. The decision as to whether the Company will seek shareholder approval of the Initial Business Combination or will allow shareholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval, unless a vote is required by law or under New York Stock Exchange (“NYSE”) rules. If the Company seeks shareholder approval, it will complete its Initial Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Initial Business Combination. In the event that the redemption of the Company’s Public Shares would cause its net tangible assets to be less than $5,000,001, the Company would not proceed with the redemption of its Public Shares.

If the Company holds a shareholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a shareholder will have the right to redeem his, her or its Public Shares for an amount in cash equal to his, her or its pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to make Permitted Withdrawals. As a result, such Public Shares are recorded at redemption amount and classified as temporary equity upon the completion of the Public Offering, in accordance with the Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated memorandum and articles of association, if the Company is unable to complete the Initial Business Combination within the Completion Window, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to make Permitted Withdrawals (less up to $100,000 of such net interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within the Completion Window. However, if the Sponsor or any of the Company’s directors, officers or affiliates acquire Class A ordinary shares in or after the Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of ordinary share, if any, having preference over the ordinary shares. The Company’s shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that the Company will provide its shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Going Concern Considerations, Liquidity and Capital Resources

As of December 31, 2021, we had investments held in the Trust Account of $817,356,537 principally invested in U.S. government securities. Interest income on the balance in the Trust Account may be used by us to pay taxes, and to pay up to $100,000 of any dissolution expenses. As of December 31, 2021, the Company does not have sufficient liquidity to meet our future obligations. As of December 31, 2021, the Company had a working capital deficit of approximately $13.7 million, current liabilities of $14.4 million and had cash of approximately $161,000.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an Initial Business Combination, the mandatory liquidation and subsequent dissolution raises substantial doubt about the ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until a potential business combination or up to the mandatory liquidation as stipulated in the Company’s amended and restated memorandum of association. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern.

The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, excluding the deferred underwriting commissions, to complete its Initial Business Combination. To the extent that capital stock or debt is used, in whole or in part, as consideration to complete the Initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue growth strategies. If an Initial Business Combination agreement requires the Company to use a portion of the cash in the Trust Account to pay the purchase price or requires the Company to have a minimum amount of cash at closing, the Company will need to reserve a portion of the cash in the Trust Account to meet such requirements or arrange for third-party financing.

The Company is required to complete an Initial Business Combination within the Completion Window. If the Company is unable to complete an Initial Business Combination within the Completion Window, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, and subject to having lawfully available funds therefore, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the trust account deposits (which interest shall be net of taxes payable and less up to $100,000 to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish the public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The underwriters have agreed to waive their rights to their deferred underwriting commissions held in the Trust Account in the event the Company does not complete an Initial Business Combination within the Completion Window and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of the public shares.

Recent Developments

GBT Business Combination

On December 2, 2021, we entered into a Business Combination Agreement (the “Business Combination Agreement”) with GBT JerseyCo Limited (“GBT”), a company limited by shares incorporated under the laws of Jersey, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, GBT will become our direct subsidiary, with us being renamed “Global Business Travel Group, Inc.” (“PubCo”) and conducting its business through GBT in an umbrella partnership-C corporation structure (an “Up-C structure”).

Pursuant to, and in accordance with the terms, and subject to the conditions, of the Business Combination Agreement, we will change our jurisdiction of incorporation from the Cayman Islands to the State of Delaware by effecting a deregistration under the Cayman Islands Companies Act (2021 Revision), as amended, and a domestication under Section 388 of the General Corporation Law of the State of Delaware, as amended.

Earnout

Pursuant to the Business Combination Agreement and on the terms and subject to the conditions thereof, the holders of GBT Ordinary Shares, GBT Preferred Shares, GBT Profit Shares, GBT MIP Shares and certain legacy GBT MIP Options will also receive an aggregate of 15,000,000 “earnout” shares in the form of equity interests of GBT following the Closing.

PIPE Subscription Agreements

On December 2, 2021, concurrently with the execution of the Business Combination Agreement, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) with certain strategic and institutional investors, including the Sponsor (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe, immediately prior to the Closing, an aggregate of 33,500,000 shares of Domesticated Acquiror Class A Common Stock at a cash purchase price of $10.00 per share for an aggregate purchase price equal to $335 million (the “PIPE Investment”). Of the 33,500,000 shares of Domesticated Acquiror Class A Common Stock to be issued pursuant to the PIPE Subscription Agreements, the Sponsor has agreed to purchase 2,000,000 shares of Domesticated Acquiror Class A Common Stock on the same terms and conditions as the other PIPE Investors at a price of $10.00 per share.

Acquiror Class B Common Stock Subscription Agreement

In connection with the Business Combination Agreement, PubCo and GBT will enter into a subscription agreement (the “Acquiror Class B Common Stock Subscription Agreement”) pursuant to which PubCo will issue and sell to GBT, and GBT will subscribe for and purchase from PubCo, shares of Domesticated Acquiror Class B Common Stock (the “GBT Subscription”) in exchange for the amount which equals the product of (a) $0.0001 per share and (b) the aggregate number of shares of Domesticated Acquiror Class B Common Stock to be subscribed for by GBT (the “Acquiror Class B Common Stock Purchase Price”).

Acquiror Subscribed Ordinary Shares Subscription Agreement

In connection with the Business Combination Agreement, GBT and PubCo will enter into a subscription agreement (the “Acquiror Subscribed Ordinary Shares Subscription Agreement”) pursuant to which GBT will issue and sell to PubCo, and PubCo will subscribe for and purchase from GBT, OpCo A Ordinary Shares and one OpCo Z Ordinary Share in exchange for the Acquiror Subscribed Ordinary Shares Purchase Price.

Acquiror Class B Common Stock Distribution Agreement

In connection with the Business Combination Agreement, GBT and the Continuing JerseyCo Owners will enter into a distribution agreement (the “Acquiror Class B Common Stock Distribution Agreement”) pursuant to which, following the GBT Subscription, GBT will distribute to the Continuing JerseyCo Owners, and each Continuing JerseyCo Owner will accept from GBT, the shares of Domesticated Acquiror Class B Common Stock that GBT acquired in connection with the GBT Subscription, in partial consideration for the redemption and cancellation of the GBT Ordinary Shares held by the Continuing JerseyCo Owners.

Sponsor Support Agreement

In connection with the Business Combination Agreement, on December 2, 2021, the Sponsor, members of our board of directors and management (the “Insiders”) and GBT entered into a support agreement (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and each Insider agreed to, among other things, vote or cause to be voted, all of the Acquiror Cayman Shares beneficially owned by it, at the Special Meeting: (i) in favor of all the Shareholder Proposals, (ii) against any competing transaction, (iii) against any change in the business, our management or board of directors that would reasonably be expected to adversely affect our ability to consummate the Transactions or is otherwise inconsistent with any of our obligations under the Business Combination Agreement, and (iv) against any other proposal, agreement or action that would reasonably be expected to (a) impede, frustrate, prevent or nullify, or materially delay or materially impair our ability to perform our obligations under, any provision of the Business Combination Agreement or the transaction documents, (b) result in any of the conditions to Closing not being satisfied or (c) result in our breach of any covenant, representation or warranty or other obligation or agreement under the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in the Sponsor Support Agreement. The Sponsor and each Insider also agreed not to redeem any of the Acquiror Cayman Shares beneficially owned by them in connection with the Transactions or sell any of their Acquiror Cayman Shares, Acquiror Cayman Units or Acquiror Cayman Warrants (other than to certain permitted transferees) during the pre-Closing period. Further, the Sponsor and each Insider have agreed to comply with certain provisions of the Business Combination Agreement, including the provisions regarding non-solicitation, confidentiality and publicity, as if they were APSG with respect to such provisions, and to execute and deliver all documents and take all actions reasonably necessary by them for us to comply with its obligations relating to regulatory approvals in the Business Combination Agreement.

Sponsor Side Letter

In connection with the Business Combination Agreement, on December 2, 2021, the Sponsor, the Insiders, APSG and GBT entered into a letter agreement (the “Sponsor Side Letter”). Pursuant to the Sponsor Side Letter, the Sponsor and each Insider has agreed not to transfer (other than to certain permitted transferees), subject to certain transfer restrictions (i) any shares of Domesticated Acquiror Class A Common Stock issued to each of them at the Closing, and (ii) any of the Domesticated Acquiror Warrants (or any shares of Domesticated Acquiror Class A Common Stock issued or issuable upon exercise of the Domesticated Acquiror Warrants) issued to each of them at the Closing until 30 days after the Closing.

In addition, pursuant to the Sponsor Side Letter, the Sponsor has agreed that 13,631,318 of the shares of Domesticated Acquiror Class A Common Stock issued to the Sponsor at the Closing (the “Sponsor Shares”) will immediately vest without restrictions and 6,713,932 of the Sponsor Shares will be deemed unvested subject to certain triggering events to occur within five years from Closing.

Company Holders Support Agreement

In connection with the Business Combination Agreement, on December 2, 2021, the Continuing JerseyCo Owners and GBT entered into a support agreement (the “Company Holders Support Agreement”). Pursuant to the Company Holders Support Agreement, each of the Continuing JerseyCo Owners agreed to, among other things, during the pre-Closing period, execute, deliver or otherwise grant any action by written consent, special resolution or other approval, or vote or cause to be voted at any meeting of shareholders of GBT: (i) in favor of any such consent, resolution or other approval, as may be required under the organizational documents of GBT or applicable law or otherwise sought with respect to the Business Combination Agreement or the Transactions and (ii) against any competing transaction and any other proposal, agreement or action that would reasonably be expected to (a) prevent or nullify, or materially delay or materially impair the ability of GBT to perform its obligations under, any provision of the Business Combination Agreement or the transaction documents, (b) result in any of the conditions to Closing not being satisfied or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Continuing JerseyCo Owners contained in the Company Holders Support Agreement. Each of the Continuing JerseyCo Owners also agreed not to sell any of its GBT Ordinary Shares, GBT Preferred Shares or GBT Profit Shares (other than to certain permitted transferees) during the pre-Closing period. Further, each Continuing JerseyCo Owner has agreed to comply with certain provisions of the Business Combination Agreement, including the provisions regarding non-solicitation and publicity, as if they were GBT with respect to such provisions, and to execute and deliver on the date of Closing, the Shareholders Agreement, the Acquiror Class B Common Stock Distribution Agreement, the Exchange Agreement (as defined below) and the Amended and Restated Registration Rights Agreement (as defined below).

Additionally, each Continuing JerseyCo Owner has agreed not to transfer, until the 180th day following the Closing (the “UW Lock-Up Release Date”), any equity securities of PubCo or GBT (subject to certain permitted exceptions); provided, that if the final determination of the Post-Closing Equity Adjustment has not occurred prior to the expiration of the UW Lock-Up Release Date, then each Continuing JerseyCo Owner agrees to retain and not transfer at least 5% of each class of securities of each of PubCo and GBT (subject to certain permitted exceptions) that it receives in connection with the Closing, from the UW Lock-Up Release Date until the completion of the implementation of the adjustments set forth in the Business Combination Agreement in connection with the Post-Closing Equity Adjustment.

Amex Holdco and its affiliates have also agreed to use their reasonable best efforts to enter into definitive agreements with GBT in respect of certain commercial arrangements.

Amended and Restated Registration Rights Agreement

At the Closing, PubCo, the Sponsor, the Insiders and the Continuing JerseyCo Owners (collectively, the “Holders”) will enter into an amended and restated registration rights agreement pursuant to which, among other things, PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Domesticated Acquiror Class A Common Stock and other equity securities of PubCo that are held by the Holders from time to time (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, PubCo will be required to submit or file with the SEC, within (i) 30 calendar days after the Closing, or (ii) 90 calendar days following PubCo’s most recent fiscal year end if the audited financials for the year ended December 31, 2021 are required to be included, a Shelf covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days (or 90 calendar days if the SEC notifies PubCo that it will “review” the Shelf) after the filing thereof and (ii) the 10th business day after the date PubCo is notified (orally or in writing, whichever is earlier) by the SEC that the Shelf will not be “reviewed” or will not be subject to further review.

Exchange Agreement

At the Closing, PubCo, GBT and the Continuing JerseyCo Owners will enter into an exchange agreement (the “Exchange Agreement”), giving the Continuing JerseyCo Owners (or certain of their permitted transferees) the right, on the terms and subject to the conditions of the Exchange Agreement, to exchange their OpCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of shares of Domesticated Acquiror Class B Common Stock) for shares of Domesticated Acquiror Class A Common Stock on a one-for-one basis, subject to customary adjustments for stock splits, dividends, reclassifications and other similar transactions or certain limited circumstances.

Shareholders Agreement

At Closing, PubCo, GBT, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and Expedia will enter into a shareholders agreement (the “Shareholders Agreement”). The Shareholders Agreement will set forth certain agreements with respect to, among other matters, transfers of equity securities of PubCo and GBT, the governance of PubCo and GBT, tax distributions that GBT will make to PubCo and the Continuing JerseyCo Owners and certain information rights of the Continuing JerseyCo Owners.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of cash and U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in net gain from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs Associated with the Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Offering costs of $800,877 consist principally of costs incurred in connection with formation and preparation for the

Public Offering. These costs, together with the underwriter discount of $44,924,550, were charged to temporary equity upon completion of the Public Offering and exercise of the underwriters’ overallotment option. In addition, $2,344,508 of costs allocated to the Public Warrants and Private Placement Warrants were included in the statement of operations as a component of other income/(expense).

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021 and 2020, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

Effective with the closing of the Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

At December 31, 2021 and 2020, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:

Gross proceeds	$816,810,000
Less:
Proceeds allocated to Public Warrants	$(39,745,978)
Class A ordinary shares issuance costs	$(44,871,756)
Plus:
Accretion of carrying value to redemption value	$84,617,734
Class A ordinary shares subject to possible redemption	$816,810,000

Income Taxes

ASC 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. There were no unrecognized tax benefits as of December 31, 2021, 2020 and 2019. Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Net Income (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements of ASC 260, “Earnings Per Share.” Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. The Company applies the two-class method in calculating earnings per share and allocates income/loss on a pro rata basis. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net loss per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share for the years ended December 31, 2021 and 2020. The Company did not have any Class A ordinary shares outstanding as of December 31, 2019:

	Year Ended		Year Ended
	December 31, 2021		December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss), as adjusted	$4,959,912	$1,239,978	$(9,780,661)	$(9,861,099)
Denominator:
Basic and diluted weighted average shares outstanding	81,681,000	20,420,250	18,828,526	18,983,377

Basic and diluted net income (loss) per ordinary share	$0.06	$0.06	$(0.52)	$(0.52)

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815, “Derivatives and Hedging.” The Company’s derivative instruments are recorded at fair value as of the Public Offering (October 6, 2020) and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the Warrants are a derivative instrument. As the Warrants meet the definition of a derivative the Warrants are measured at fair value at issuance and at each reporting date in accordance with ASC 820, “Fair Value Measurement,” with changes in fair value recognized in the statement of operations in the period of change.

Warrant Instruments

The Company accounts for the Warrants issued in connection with the Public Offering and Private Placement in accordance with the guidance contained in ASC 815, “Derivatives and Hedging,” whereby under that provision the Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the Warrants as a liability at fair value and adjust the instrument to fair value at each reporting period. This liability will be re-measured at each balance sheet date until the Warrants are exercised or expire, and any change in fair value will be recognized in the Company’s statement of operations. Upon consummation of the Public Offering, the fair value of Warrants were estimated using a Monte Carlo simulation for the Public Warrants and a modified Black-Scholes model for the Private Placement Warrants. The valuation model utilizes inputs and other assumptions and may not be reflective of the price at which they can be settled. Such Warrant classification is also subject to re-evaluation at each reporting period. As of both December 31, 2021 and 2020, the Public Warrants were valued using the publicly available price for the Warrant and are classified as Level 1 on the Fair Value Hierarchy. As of both December 31, 2021 and 2020, the Company used a modified Black-Scholes model to value the Private Placement Warrants.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of December 31, 2021, 2020 and 2019, the carrying values of cash, prepaid expenses, accounts payable and accrued offering costs, advances from related parties and notes payable approximate their fair values primarily due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities and are recognized at fair value.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt -Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company's financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Public Offering, the Company sold 81,681,000 Units at a purchase price of $10.00 per Unit, including the issuance of 6,681,000 Units as a result of the underwriters’ exercise of their over-allotment option, generating gross proceeds to the Company in the amount of $816,810,000. Each Unit consists of one share of the Company’s Class A ordinary shares, par value $0.00005 per share (the “Class A ordinary shares”), and one- third of one redeemable warrant of the Company (each whole warrant, a “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one whole Class A ordinary share at a price of $11.50 per share, subject to adjustment.

NOTE 4 — PRIVATE PLACEMENT

Pursuant to the Public Offering, the Company sold an aggregate of 12,224,134 Private Placement Warrants to the Sponsor at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company in the amount of $18,336,200.

A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Public Offering held in the Trust Account. If the Company does not complete an Initial Business Combination within the Completion Window, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will be worthless.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination.

NOTE 5 — RELATED PARTIES

Founder Shares

In October 2008, the Company was formed by Apollo Principal Holdings III, L.P. (“Holdings”), at which point, one ordinary share was issued in exchange for the payment of operating and formation expenses of the Company. In August 2020, Holdings transferred its ownership in the Company, consisting of one ordinary share, to the Sponsor for no consideration. On August 6, 2020, the Company completed a share split of its ordinary shares and, as a result, 28,750,000 of the Company’s Class B ordinary shares were outstanding (the “Founder Shares”). In September 2020, 25,000 Founder Shares were transferred to each of the Company’s three independent directors at a purchase price of $0.00087 per share. The independent directors paid $65.25 in the aggregate for the 75,000 shares to the Sponsor. On September 16, 2020, the Sponsor surrendered 7,187,500 ordinary shares, thereby effecting a 1.33333:1 share recapitalization, and, as a result, 21,562,500 of the Company's Founder Shares were outstanding. As a result of the underwriters' election to partially exercise their overallotment option, in November 2020, the Sponsor forfeited 1,142,250 Class B ordinary shares. All share and per share amounts are retroactively reflected in the accompanying financial statements.

The Founder Shares are identical to the Class A ordinary shares included in the Units sold in the Public Offering except that the Founder Shares are Class B ordinary shares which automatically convert into Class A ordinary shares at the time of the Company’s Initial Business Combination and are subject to certain transfer restrictions, as described in more detail below.

The holders of the Founder Shares agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On August 11, 2020, the Sponsor agreed to loan the Company an aggregate of up to $750,000 to cover expenses related to the Public Offering pursuant to an unsecured promissory note (the “Note”). This Note bears interest at a rate of 0.17% per annum and is payable on the earlier of March 31, 2021 or the closing date of the Public Offering. Upon the close of the Public Offering on October 6, 2020, the Note was no longer available.

On October 20, 2020, the Sponsor executed an unsecured promissory note (the “October Note”) to loan the Company an aggregate principal amount of $1,500,000. The October Note bears interest at a rate of 0.14% per annum and is payable on the earlier of an Initial Business Combination or the liquidation of the Company. On October 20, 2020, the Company borrowed $1,500,000 pursuant to the October Note. As of December 31, 2021 and 2020, the outstanding balance on the October Note was $1,500,000. As of December 31, 2021 and 2020, the outstanding interest on the October Note was $2,514 and $414, respectively. Up to $1,500,000 of the October Note may be convertible into warrants identical to the Private Placement Warrants at a price of $1.50 per warrant at the option of the lender.

On February 22, 2021, the Sponsor executed an unsecured promissory note (the “February Note”) to loan the Company an aggregate principal amount of $800,000. The February Note bears interest at a rate of 0.12% per annum and is payable on the earlier of an Initial Business Combination or the liquidation of the Company. On February 22, 2021, the Company borrowed $800,000 pursuant to the February Note. As of December 31, 2021, the outstanding balance on the February Note was $800,000. As of December 31, 2021, the outstanding interest on the February Note was $821.

On June 18, 2021, the Sponsor executed an unsecured promissory note (the “June Note”) to loan the Company an aggregate principal amount of $2,000,000. The June Note bears interest at a rate of 0.13% per annum and is payable on the earlier of an Initial Business Combination or the liquidation of the Company. On June 18, 2021, the Company borrowed $2,000,000 pursuant to the June Note. As of December 31, 2021, the outstanding balance on the June Note was $2,000,000. As of December 31, 2021, the outstanding interest on the June Note was $1,375.

On September 14, 2021, the Sponsor executed an unsecured promissory note (the “September Note”) to loan the Company an aggregate principal amount of $1,500,000. The September Note bears interest at a rate of 0.17% per annum and is payable on the earlier of an Initial Business Combination or the liquidation of the Company. On September 14, 2021, the Company borrowed $1,500,000 pursuant to the September Note. As of December 31, 2021, the outstanding balance on the September Note was $1,500,000. As of December 31, 2021, the outstanding interest on the September Note was $755.

Advances from Related Parties

Affiliates of the Sponsor paid certain formation, operating and offering costs on behalf of the Company. These advances are due on demand and are non-interest bearing. For the years ended December 31, 2021 and December 31, 2020 and for the period from October 10, 2008 (inception) through December 31, 2020, the related parties paid $2,040,211, $373,517 and $0 of offering costs and other expenses on behalf of the Company, respectively. As of December 31, 2021, 2020 and 2019, there was $2,040,211, $373,517 and $0 due to the related parties, respectively.

Administrative Service Fee

Commencing on the date the Units were first listed on the NYSE, the Company has agreed to pay the Sponsor a total of $16,667 per month for office space, utilities and secretarial and administrative support for up to 27 months. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred and paid $200,650, $46,669 and $0 for such expenses under the administrative services agreement for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and Private Placement Warrants that may be issued upon conversion of working capital loans, if any, (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and Private Placement Warrants that may be issued upon conversion of working capital loans) are entitled to registration rights pursuant to a registration rights agreement. The holders of these securities are entitled to demand that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Initial Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 30-day option from the date of the final prospectus to purchase up to 9,000,000 additional Units to cover over-allotments, if any, at the Public Offering price less the underwriting discounts and commissions. On November 10, 2020, the Company consummated the sale of additional units pursuant to the underwriters’ partial exercise of their over-allotment option.

Upon the closing of the Public Offering and the over-allotment, the underwriters were entitled to an underwriting discount of $0.20 per unit, or $16,336,200, after the underwriters’ exercised their over-allotment option, which was paid in the aggregate upon the closing of the Public Offering and the over-allotment. In addition, the underwriters are entitled to an underwriting discount of $0.35 per unit, or $28,588,350 in the aggregate is payable to the underwriters for deferred underwriting commissions. The deferred fee becomes payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an Initial Business Combination, subject to the terms of the underwriting agreement for the Initial Public Offering.

Service Provider Agreement

The Company has entered into a fee arrangement with a service provider pursuant to which certain success fees in connection with a potential Business Combination will become payable only if the Company consummates the pending Business Combination with GBT. If the pending Business Combination with GBT does not occur, the Company will not be required to pay these contingent fees. As of December 31, 2021, the amount of these contingent fees with the service provider was approximately $7.0 million.

Placement Agent Agreement

Separately, the Company has entered into a fee arrangement with placement agents pursuant to which certain placement fees equal to 3.5% of gross proceeds from a securities private placement (net of proceeds invested by related parties or affiliates of the Company) will become payable only if the Company consummates the pending Business Combination with GBT. If the pending Business Combination with GBT does not occur, the Company will not be required to pay these contingent fees.

There can be no assurances that the Company will complete the pending Business Combination with GBT.

NOTE 7 — SHAREHOLDERS’ EQUITY

Preferred Shares

The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.00005 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021, 2020 and 2019, there were no preferred shares issued or outstanding.

Ordinary Shares

The authorized ordinary shares of the Company include up to 300,000,000 Class A ordinary shares and 60,000,000 Class B ordinary shares. If the Company enters into an Initial Business Combination, it may (depending on the terms of such an Initial Business Combination) be required to increase the number of Class A ordinary shares which the Company is authorized to issue at the same time as the Company’s shareholders vote on the Initial Business Combination to the extent the Company seeks shareholder approval in connection with the Initial Business Combination. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share. As of December 31, 2021 and 2020, there were 81,681,000 Class A ordinary shares subject to possible conversion that were classified as temporary equity in the accompanying balance sheets. As of December 31, 2019, there were no Class A ordinary shares subject to possible conversion.

The Class B ordinary shares will automatically convert into our Class A ordinary shares at the time of completion of our Initial Business Combination on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Public Offering and related to the closing of the Initial Business Combination, the ratio at which Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon the completion of the Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination). As of December 31, 2021, 2020 and 2019, there were 20,420,250 Class B ordinary shares issued and outstanding. All shares and associated amounts have been retroactively restated to reflect: (i) the forfeiture of 1,142,250 Class B ordinary shares in November 2020; and (ii) the surrender of 7,187,500 Class B ordinary shares in September 2020.

NOTE 8 — WARRANTS

As of December 31, 2021 and 2020, there were 39,451,134 warrants outstanding (12,224,134 Private Placement Warrants and 27,227,000 Public Warrants). There were no warrants outstanding as of December 31, 2019. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of an Initial Business Combination or (b) 12 months from the closing of the Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an Initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if the Company’s ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under the Securities Act, the Company, at its option, may require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement. The Public Warrants will expire five years after the completion of an Initial Business Combination or earlier upon the Company’s redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption; and
●	if, and only if, the last reported closing price of the Company’s ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and a current prospectus relating to those ordinary shares is available throughout the 30-day trading period referred to above.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of the ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete an Initial Business Combination within the Completion Window and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

The Company accounts for the 39,451,134 warrants issued in connection with the Public Offering (including 27,227,000 Public Warrants and 12,224,134 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Upon issuance of the derivative warrants the Company recorded a liability of $57,753,222 on the balance sheets.

The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the closing of the Public Offering. Accordingly, the Company classifies each warrant as a liability at its fair value and the warrants will be allocated a portion of the proceeds from the issuance of the Units equal to its fair value determined by the Monte Carlo simulation up until separation for the Public Warrants (subsequent to separation, the public warrants will be valued using publicly available trading price) and a modified Black-Scholes model for the Private Placement Warrants. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company's statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

NOTE 9 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following table presents information about the Company’s assets and liabilities that are measured at fair value at December 31, 2021, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within liabilities on the balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statement of operations.

Description	Level	December 31, 2021	December 31, 2020	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$817,356,537	$816,985,533	$—

Liabilities:
Warrant Liability – Private Placement Warrants	3	21,092,973	23,455,550	—
Warrant Liability – Public Warrants	1	34,850,560	51,186,760	—

Upon consummation of the Public Offering, the Company used a Monte Carlo simulation model to value the Public Warrants and a modified Black-Scholes model to value the Private Placement Warrants. At the initial measurement date, the Warrants were classified within Level 3 of the fair value hierarchy at the measurement dates due to the use of unobservable inputs.

As of both December 31, 2021 and 2020, the Public Warrants were valued using the publicly available price for the Warrant and are classified as Level 1 on the Fair Value Hierarchy. As of both December 31, 2021 and 2020, the Company used a modified Black-Scholes model to value the Private Placement Warrants. The Company relied upon the implied volatility of the Public Warrants and the closing share price at December 31, 2020 to estimate the volatility for the Private Placement Warrants. Significant increases (decreases) in the expected volatility in isolation would result in a significantly higher (lower) fair value measurement. As of both December 31, 2021 and 2020, the Private Placement Warrants were classified within Level 3 of the Fair Value Hierarchy at the measurement dates due to the use of unobservable inputs.

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2021 and 2020:

Fair Value
Measurement
Using Level 3
Inputs Total
Balance, December 31, 2019	$—
Derivative liabilities recorded on issuance of derivative warrants	57,753,222
Transfer to Level 1	(39,745,978)
Change in fair value of derivative liabilities	5,448,306
Balance, December 31, 2020	23,455,550
Change in fair value of derivative liabilities	(2,362,577)
Balance, December 31, 2021	$21,092,973

As of December 31, 2021 and 2020, the fair value of the derivative feature of the Private Placement Warrants was calculated using the following weighted average assumptions:

	December 31, 2021		December 31, 2020
Risk-free interest rate	1.31%		0.49%
Expected life of grants	5.5	years	5.9	years
Expected volatility of underlying shares	18.0%		10.0 - 30.0%
Dividends	0.0%		0%

As of December 31, 2021 and 2020, the derivative warrant liability was $55,943,533 and $74,642,310, respectively. In addition, for the years ended December 31, 2021 and 2020, the Company recorded a gain of $18,698,777 and loss of $(16,889,088), respectively, on the change in fair value of the derivative warrant liabilities on the statements of operations. During 2020, the Company charged $328,959 to additional paid in capital for the excess of proceeds received over fair value of Private Placement Warrant liabilities.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required recognition or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

GBT JerseyCo Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GBT JerseyCo Limited and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2014.

New York, New York

March 21, 2022

GBT JERSEYCO LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in $ millions except share and per share data)	2021	2020
Assets
Current assets:
Cash and cash equivalents	$516	$584
Accounts receivable (net of allowances for doubtful accounts of $4 and $14 as of December 31, 2021 and 2020, respectively)	381	144
Due from affiliates	18	15
Prepaid expenses and other current assets	137	126
Total current assets	1,052	869
Property and equipment, net	216	194
Equity method investments	17	23
Goodwill	1,358	1,028
Other intangible assets, net	746	348
Operating lease right-of-use assets	59	55
Deferred tax assets	282	217
Other non-current assets	41	24
Total assets	$3,771	$2,758

Liabilities , preferred shares and shareholders' equity
Current liabilities:
Accounts payable	$137	$96
Due to affiliates	41	7
Accrued expenses and other current liabilities	519	440
Current portion of operating lease liabilities	21	20
Current portion of long-term debt	3	7
Total current liabilities	721	570
Long-term debt, non-current, net of unamortized debt discount and debt issuance costs	1,020	617
Deferred tax liabilities	119	100
Pension liabilities	333	413
Long-term operating lease liabilities	61	58
Other non-current liabilities	23	16
Total liabilities	2,277	1,774
Commitments and Contingencies (see note 18)
Preferred shares (par value €0.00001; 3,000,000 shares and Nil shares authorized as of December 31, 2021 and 2020, respectively; 1,500,000 shares and Nil shares issued and outstanding as of December 31, 2021 and 2020, respectively; redemption amount of $160 and Nil as of December 31, 2021 and 2020, respectively)	160	—
Shareholders’ equity:
Voting ordinary shares (par value €0.00001; 40,000,000 shares authorized as of both December 31, 2021 and 2020; 36,000,000 shares issued and outstanding as of both December 31, 2021 and 2020)	—	—
Non-Voting ordinary shares (par value €0.00001; 15,000,000 shares and Nil shares authorized as of December 31, 2021 and 2020, respectively; 8,413,972 shares and Nil shares issued and outstanding as of December 31, 2021 and 2020, respectively)	—	—
Profit shares (par value €0.00001; 800,000 shares authorized as of both December 31, 2021 and 2020; 800,000 shares issued and outstanding as of both December 31, 2021 and 2020)	—	—
Management incentive plan shares (par value €0.00001, 4,764,000 shares and 3,264,000 shares authorized as of December 31, 2021 and 2020, respectively; no shares issued and outstanding as of both December 31, 2021 and 2020)	—	—
Additional paid-in capital	2,560	1,752
Accumulated deficit	(1,065)	(592)
Accumulated other comprehensive loss	(162)	(179)
Total equity of the Company’s shareholders	1,333	981
Equity attributable to noncontrolling interest in subsidiaries	1	3
Total shareholders’ equity	1,334	984
Total liabilities , preferred shares and shareholders' equity	$3,771	$2,758

See notes to consolidated financial statements

GBT JERSEYCO LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in $ millions, except share and per share data)	2021	2020	2019
Revenue	$763	$793	$2,119
Costs and expenses:
Cost of revenue (excluding depreciation and amortization shown separately below)	477	529	880
Sales and marketing	201	199	286
Technology and content	264	277	339
General and administrative	213	181	255
Restructuring charges	14	206	12
Depreciation and amortization	154	148	141
Total operating expenses	1,323	1,540	1,913
Operating (loss) income	(560)	(747)	206
Interest income	1	1	5
Interest expense	(53)	(27)	(15)
Loss on early extinguishment of debt	(49)	—	—
Other income (expense), net	8	14	(3)
(Loss) income before income taxes and share of (losses) earnings from equity method investments	(653)	(759)	193
Benefit from (provision for) income taxes	186	145	(60)
Share of (losses) earnings from equity method investments	(8)	(5)	5
Net (loss) income	(475)	(619)	138
Net loss (income) attributable to non-controlling interests in subsidiaries	2	1	(4)
Net (loss) income attributable to the Company	(473)	(618)	134
Preferred shares dividend	(10)	—	—
Net (loss) income attributable to the shareholders of the Company’s ordinary shares	$(483)	$(618)	$134
(Loss) earnings per share attributable to the shareholders of the Company’s ordinary shares — Basic:
(Loss) earnings per share	$(12.91)	$(17.18)	$3.72
Weighted average number of shares outstanding	37,406,171	36,000,000	36,000,000
(Loss) earnings per share attributable to the shareholders of the Company’s ordinary shares - Diluted:
(Loss) earnings per share	$(12.91)	$(17.18)	$3.61
Weighted average number of shares outstanding	37,406,171	36,000,000	37,102,120

See notes to consolidated financial statements

GBT JERSEYCO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year ended December 31,
(in $ millions except share and per share data)	2021	2020	2019
Net (loss) income	$(475)	$(619)	$138
Other comprehensive income (loss), net of tax:
Change in currency translation adjustments, net of tax	(15)	(2)	(4)
Change in defined benefit plans, net of tax
Actuarial gain (loss), net and prior service cost arising during the year	28	(80)	(55)
Amortization of actuarial loss and prior service cost in net periodic pension cost	4	1	—
Other comprehensive income (loss), net of tax	17	(81)	(59)
Comprehensive (loss) income	(458)	(700)	79
Comprehensive loss (income) attributable to non-controlling interests in subsidiaries	2	1	(4)
Comprehensive (loss) income attributable to the Company	(456)	(699)	75
Preferred shares dividend	(10)	—	—
Comprehensive (loss) income attributable to the shareholders of the Company’s ordinary shares	$(466)	$(699)	$75

See notes to consolidated financial statements

GBT JERSEYCO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in $ millions)	2021	2020	2019
Operating activities:
Net (loss) income	$(475)	$(619)	$138
Adjustments to net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	154	148	141
Deferred tax (benefit) expense	(178)	(110)	24
Equity-based compensation	3	3	6
(Release of) allowance for doubtful accounts	(5)	4	—
Share of losses (earnings) in equity-method investments, net of dividends received	8	8	4
Amortization of debt discount and debt issuance costs	5	3	2
Loss on early extinguishment of debt	49	—	—
Impairment of operating lease ROU and other assets	1	20	—
Other	(11)	(8)	(1)
Pension contributions	(25)	(25)	(36)
Changes in working capital, net of effects from acquisitions
Accounts receivable	(85)	524	(39)
Prepaid expenses and other current assets	40	(20)	(30)
Due from affiliates	(3)	1	—
Due to affiliates	8	(20)	(5)
Accounts payable, accrued expenses and other current liabilities	2	(159)	23
Net cash (used in) from operating activities	(512)	(250)	227
Investing activities:
Purchase of property and equipment	(44)	(47)	(62)
Ovation business acquisition, net of cash acquired	(53)	—	—
Egencia business acquisition, net of cash acquired	73	—	(25)
Other	(3)
Net cash used in investing activities	(27)	(47)	(87)
Financing activities:
Proceeds from issuance of preferred shares	150	—	—
Proceeds from senior secured prior tranche B-1 term loans, net of debt discount	—	388	—
Proceeds from senior secured prior tranche B-2 term loans	150	—	—
Proceeds from senior secured new tranche B-3 term loans, net of debt discount	785	—	—
Repayment of senior secured term loans	(551)	(4)	(3)
Repayment of finance lease obligations	(2)	—	—
Payment of lender fees and issuance costs for senior secured term loans facilities	(8)	—	—
Prepayment penalty and other costs related to early extinguishment of debt	(34)	—	—
Payment of offering costs	(10)	—	—
Capital distributions to shareholders	(1)	—	(58)
Return of amount in escrow account	—	—	1
Dividends paid to non-controlling interest shareholders	—	—	(5)
Other	(1)	—	—
Net cash from (used in) financing activities	478	384	(65)
Effect of exchange rates changes on cash, cash equivalents and restricted cash	(7)	7	1
Net increase (decrease) in cash, cash equivalents and restricted cash	(68)	94	76
Cash, cash equivalents and restricted cash, beginning of year	593	499	423
Cash, cash equivalents and restricted cash, end of year	$525	$593	$499

Supplemental cash flow information:
Cash (received) paid for income taxes (net of refunds)	$(5)	$(13)	$49
Cash paid for interest (net of interest received)	$47	$16	$14
Dividend accrued on preferred shares	$10	$—	$—
Deferred offering costs accrued	$10	$—	$—
Right-of-use assets obtained in exchange for lease obligations, including on acquisitions (see note 11)

See notes to consolidated financial statements

GBT JERSEYCO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL SHAREHOLDERS’ EQUITY

											Equity
									Accumulated	Total equity	attributable to
							Additional	Accumulated	other	of the	non-controlling	Total
	Voting ordinary shares		Non-Voting ordinary shares		Profit shares		Paid-in	(deficit) /	comprehensive	Company’s	interest in	shareholder’s
(in $ millions, except share data)	Number	Amount	Number	Amount	Number	Amount	capital	earnings	loss	shareholders	subsidiaries	equity
Balance as of December 31, 2018	36,000,000	—	—	—	800,000	—	1,802	(111)	(39)	1,652	5	1,657
Cumulative effect of accounting policy change — Revenue from Contracts with customers, net of tax.	—	—	—	—	—	—	—	3	—	3	—	3
Capital distributions to shareholders	—	—	—	—	—	—	(58)	—	—	(58)	—	(58)
Dividend paid to non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Equity-based compensation	—	—	—	—	—	—	6	—	—	6	—	6
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(59)	(59)	—	(59)
Net income	—	—	—	—	—	—	—	134	—	134	4	138
Balance as of December 31, 2019	36,000,000	—	—	—	800,000	—	1,750	26	(98)	1,678	4	1,682
Capital distributions to shareholders	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)
Equity-based compensation	—	—	—	—	—	—	3	—	—	3	—	3
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(81)	(81)	—	(81)
Net loss	—	—	—	—	—	—	—	(618)	—	(618)	(1)	(619)
Balance as of December 31, 2020	36,000,000	—	—	—	800,000	—	1,752	(592)	(179)	981	3	984
Issued on acquisition of Egencia (see notes 9 and 20)	—	—	8,413,972	—	—	—	816	—	—	816	—	816
Dividend on preferred shares (see note — 20		—	—	—	—	—	(10)	—	—	(10)	—	(10)
Equity-based compensation	—	—	—	—	—		3	—	—	3	—	3
Settlement of MIP options	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	17	17	—	17
Net loss	—	—	—	—	—	—	—	(473)	—	(473)	(2)	(475)
Balance as of December 31, 2021	36,000,000	$—	8,413,972	$—	800,000	$—	$2,560	$(1,065)	$(162)	$1,333	$1	$1,334

Management incentive plan shares have been excluded from the above statement as there are no related shares issued and outstanding as of December 31, 2021, 2020 and 2019.

See notes to consolidated financial statements

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Business Description and Basis of Presentation

GBT JerseyCo Limited (“Global Business Travel” or “GBT”) was incorporated on November 28, 2019 under the Companies (Jersey) Law 1991. GBT is a joint venture with 50% of its voting shares held by American Express Travel Holdings Netherlands Coöperatief U.A. (“Amex Coop”), a resident of the Netherlands and the other 50% of its voting shares held by Juweel Investors (SPC) Limited (a successor entity of Juweel Investors Limited) (“Juweel”), a resident of Cayman Islands. Following acquisition of the Egencia business (“Egencia”) on November 1, 2021 (see note 9 — Business Acquisitions), GBT issued 8,413,972 non-voting ordinary shares to Expedia and as of December 31, 2021, Amex Coop, Juweel and Expedia own approximately 40.5%, 40.5% and 19.0%, respectively, of the ordinary shares of GBT. GBT is a tax resident in the United Kingdom (“U.K.”).

The consolidated financial statements of GBT and its subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

On December 2, 2021, GBT entered into a definitive business combination agreement (“Business Combination Agreement”) with Apollo Strategic Growth Capital (“APSG”), a special purpose acquisition company, listed on the New York Stock Exchange. The closing of the business combination is subject to the satisfaction of customary closing conditions, including approval by APSG’s shareholders and certain regulatory approvals. Upon closing, APSG will merge with the Company and the Company is expected to become a publicly listed company.

Business Description

The Company provides a business-to-business travel platform with a full suite of differentiated, technology-enabled solutions to business travelers and corporate clients, suppliers of travel content (such as airlines, hotels, ground transportation and aggregators) and third-party travel agencies. The Company manages end-to-end logistics of corporate travel and provides a link between businesses, their employees, travel suppliers and other industry participants.

Corporate Reorganization

On December 9, 2019, the Board of Directors of GBT III B.V., a private company with limited liability organized under the laws of Netherlands and a joint venture with 50% of its voting shares held by Amex Coop and the other 50% of its voting shares held by a predecessor of Juweel, implemented a holding company reorganization in which GBT became the ultimate parent company of GBT III B.V. The shareholders of GBT III B.V. approved this reorganization whereby shareholders of GBT III B.V. ultimately became the shareholders of GBT, maintaining the same number of voting ordinary shares and ownership percentage as held in GBT III B.V. immediately prior to the reorganization.

The above reorganization was accounted for as a transaction under common control. GBT recognized the assets and liabilities of GBT III B.V. at carryover basis.

Impact of COVID-19

Since March 2020, the outbreak of the novel strain of the coronavirus, COVID-19 (the “COVID-19 pandemic”), has severely restricted the level of economic activity around the world and continues to have an unprecedented effect on the global travel and hospitality industry. In response to the COVID-19 pandemic, many governments around the world implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19 pandemic, including travel restrictions, practicing social distancing, quarantine advisories or requirements, restrictions on business operations and closure of non-essential businesses. The various government measures to contain spread of COVID-19 pandemic significantly reduced business travel and hotel bookings and continue to have a material adverse impact on the number of new bookings.

While many countries have vaccinated a reasonable proportion of their population, the rate and pace of vaccination globally, the severity and duration of resurgence, as well as uncertainty over the efficacy of the vaccines against new variants of the virus, may contribute to delays in economic recovery. Overall, the ultimate impact and duration of the COVID-19 pandemic

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

remains uncertain and will depend upon future developments, which are difficult to predict. Despite the continued negative impact of the COVID-19 pandemic on the Company’s business, the Company has seen gradual improvement in its transaction volume during the second half of 2021 as compared to the prior year as COVID-19 vaccines continued to be administered and some travel restrictions relaxed.

As a result of the COVID-19 pandemic, the Company’s results of operations and cash flows for the year ended December 31, 2021, similar to the previous year, continue to be adversely impacted. The Company incurred a net loss of $475 million during the year ended December 31, 2021 and had cash outflows from operations of $512 million.

In response to the COVID-19 pandemic, in 2020, the Company initiated mitigating actions to optimize efficiency and reduce costs, which included a reduction in operating expenses and non-essential capital expenditure, employee pay reductions, a reduction in workforce through voluntary and involuntary terminations of employees and facility closures. The Company continues to consider additional cost reduction measures as they become necessary. The Company also continued to access government funding in its major operating territories (including furlough income). Additionally, to strengthen and maintain its liquidity the Company, on December 2, 2021, obtained commitments for $1,000 million principal amount of senior secured new tranche B-3 term loan facilities. Effective as of December 16, 2021, the Company amended its senior secured credit agreement to, among other things, establish the senior secured new tranche B-3 term loan facilities under its senior secured credit agreement, and $800 million principal amount of initial borrowings were funded on such date under the senior secured new tranche B-3 term loan facilities. The $200 million of commitments remaining under the senior secured new tranche B-3 term loan facilities are available on a delayed-draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions (the “New Tranche B-3 DDTL Facility”). A portion of the proceeds from the initial borrowings under the senior secured new tranche B-3 term loan facilities was applied to refinance and repay in full all of the senior secured prior tranche B-1 and tranche B-2 term loans in a then-outstanding principal amount of $545 million, together with applicable prepayment premiums and accrued and outstanding interest thereon as of the date of repayment. In connection therewith, the remaining unused commitments of principal amount of $50 million under the senior secured prior tranche B-2 term loan facility was terminated (see note 15 — Long-term Debt).

Furthermore, the closing of the Business Combination Agreement is expected to provide a substantial amount of additional liquidity.

As of December 31, 2021, the Company has a total liquidity of approximately $916 million, comprising of cash and cash equivalents of approximately $516 million, $200 million of undrawn commitments under the New Tranche B-3 DDTL Facility (subject to the satisfaction of applicable borrowing conditions), $150 million of remaining undrawn Shareholders Equity Commitments (as defined in note 20 — Shareholders’ Equity) and $50 million of undrawn commitments under the senior secured revolving credit facility (subject to the satisfaction of applicable borrowing conditions and compliance with applicable covenants related to borrowings thereunder).

The Company believes this liquidity is important given its limited ability to predict its future financial performance due to the uncertainty associated with the COVID-19 pandemic and the measures implemented in response to the COVID-19 pandemic. Based on the financial mitigation measures taken and available funding capacity and the expected business combination transaction with APSG, the Company believes it has adequate liquidity to meet its expected future operating, investing and financing needs of the business for a minimum period of twelve months after the date the consolidated financial statements are available for issuance.

(2)  Summary of Significant Accounting Policies

Consolidation

The Company’s consolidated financial statements include the accounts of GBT, GBT’s wholly-owned subsidiaries and entities controlled by GBT. There are no entities that have been consolidated due to control through operating agreements, financing agreements or as the primary beneficiary of a variable interest entity. The Company reports the non-controlling ownership interests in subsidiaries that are held by third-party owners as equity attributable to non-controlling interests in subsidiaries on the consolidated balance sheets. The portion of income or loss attributable to third-party owners for the reporting periods is reported as net income

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(loss) attributable to non-controlling interests in subsidiaries on the consolidated statements of operations. The Company has eliminated intercompany transactions and balances in its consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant estimates used by the Company include estimates related to supplier revenue, collectability of receivables, depreciable lives of property and equipment, valuation of equity issued as purchase consideration in business combination, acquisition purchase price allocations including valuation of acquired intangible assets and goodwill, equity-based compensation, measurement of operating lease right-of-use (“ROU”) assets, impairment of goodwill, other intangible assets, long-lived assets and investments in equity method investments, valuation allowances on deferred income tax assets and contingencies.

The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business disruptions and adversely impact the Company’s results of operations. As a result, many of the Company’s estimates and assumptions required increased judgment. As events continue to evolve and additional information becomes available, the Company’s estimates may change materially in future periods.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on hand and at bank, and, bank deposits and other highly liquid investments with original maturities of 90 days or less. Restricted cash includes cash and cash equivalents that is restricted through legal contracts or regulations. It primarily includes collateral provided for bank guarantees for certain office leases and to certain travel suppliers. Restricted cash is aggregated with cash and cash equivalents in the consolidated statements of cash flows. The Company had $9 million of restricted cash as of both December 31, 2021 and 2020, which is included in other non-current assets in the consolidated balance sheets (see note 12 — Other Non-Current Assets).

Accounts Receivable

Accounts receivable primarily includes trade accounts receivable from corporate clients, travel suppliers and government for grants receivable, less allowances for doubtful accounts. The Company evaluates the collectability of accounts receivable based on a combination of factors. Due to the number of different countries in which the Company operates, its policy of determining when a reserve is required to be recorded considers the appropriate local facts and circumstances that apply to an account. Local review of accounts receivable is performed on a regular basis by considering factors such as historical experience, credit worthiness and the age of the accounts receivable balance. In circumstances where the Company is aware of a specific client’s inability to meet its financial obligations (e.g. bankruptcy filings, failure to pay amounts due to the Company, or other known client liquidity issues), the Company records a specific reserve for bad debts in order to reduce the receivable to the amount reasonably believed to be collectable. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Governments of multiple countries extended several programs to help businesses during the COVID-19 pandemic (see note 1 — Business Description and Basis of Presentation) through loans, wage subsidies, tax relief or deferrals and other financial aid. The Company has participated in several of these government programs. A substantial portion of these government support payments were to ensure that the Company continues to pay and maintain the employees on its payroll and does not make them redundant as the demand for travel services significantly reduced due to the Covid-19 pandemic. During the year ended December 31, 2021 and 2020, the Company recognized in its consolidated statements of operations government grants and other assistance benefits for salaries and wages (mainly furlough support payments) of $64 million and $101 million, respectively, as a reduction of expenses. As at December 31, 2021 and 2020, the Company had a receivable of $6 million and $25 million, respectively, in relation to such government grants, that is included in the accounts receivable balance in the consolidated balance sheets. These relate to payments that are expected to be received under the government programs where the Company

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

has met the qualifying requirements and it is probable that payments will be received. The majority of this receivable is expected to be received in 2022.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization.

The Company also capitalizes certain costs associated with the acquisition or development of internal-use software. The Company capitalizes costs incurred during the application development stage related to the development of internal use software. The Company expenses cost incurred related to the planning and post-implementation phases of development as incurred. Depreciation is recognized once an asset is available for its intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of assets which are as follows:

Capitalized software for internal use	2.5 – 7 years
Computer equipment	3 – 5 years
Leasehold improvements	Shorter of 5 – 10 years or lease term
Furniture, fixtures and other equipment	Up to 7 years

Equity Method Investments

Investments in entities in which the Company exercises significant influence over the operating and financial policies of the investee are accounted for using the equity method of accounting. Generally, if the Company owns voting rights of between 20% and 50% of equity interest, it is presumed to exercise significant influence. The Company’s proportionate share of the net income (loss) of the equity method investments is included in the Company’s results of operations. When the Company share of losses of an equity method investment equals or exceeds its investment value plus advances made to equity method investment, the Company discontinues recognizing share of further losses. Additional losses are provided for and a liability is recognized, only to the extent the Company has legal or constructive obligations to fund further losses in the equity method investment. Dividends received from the equity method investees are recorded as reductions to the carrying value of the equity method investment.

The Company periodically reviews the carrying value of these investments to determine if there has been an other-than temporary decline in their carrying values. A variety of factors are considered when determining if a decline in the carrying value of equity method investment is other than temporary, including, among others, the financial condition and business prospects of the investee, as well as the Company’s investment intent. Based on the Company’s assessment, the Company recorded $2 million as impairment of equity method investments for the year ended December 31, 2021, which is included within share of (losses) earnings from equity method investments in the consolidated statements of operations. There were no impairments of equity method investments during the years ended December 31, 2020 and 2019.

Business Combinations and Goodwill

The Company accounts for business combinations using purchase method of accounting which requires assigning the fair value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Goodwill represents the excess of the purchase consideration over the fair value of net tangible and identifiable assets acquired. The purchase price allocation process requires the Company to make significant assumptions and estimates in determining the purchase price, fair value of assets acquired and liabilities assumed at the acquisition date, especially with respect to acquired intangible assets. Fair value measurements may include the use of appraisals, market quotes for similar transactions, discounted cash flow techniques or other methodologies management believes to be relevant. Significant estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer and supplier relationships, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result,

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.

The Company evaluates goodwill for impairment on December 31 each year, or more frequently, if impairment indicators exist. The Company performs either a qualitative or quantitative assessment of whether it is more likely than not that the reporting unit’s fair value is less than its carrying value. Fair values are determined using a combination of standard valuation techniques, including an income approach (discounted cash flows) and market approaches (e.g., earnings before interest, taxes, depreciation, and amortization (“EBITDA”) multiples of comparable publicly traded companies) and based on market participant assumptions.

For periods prior to January 1, 2020, when an impairment existed, it was recorded to the extent that the implied fair value of goodwill was less than the carrying value of goodwill. The Company adopted the new accounting standard update on goodwill impairment on January 1, 2020, under which a goodwill impairment loss is measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

Based on the results of the annual impairment test, the Company concluded that there was no impairment of goodwill during the years ended December 31, 2021, 2020 and 2019 because quantitative tests indicated the reporting units’ fair value was in excess of their respective carrying values. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from actual results of operations and cash flows, and if so, could cause the Company to conclude in the future that impairment indicators exist and that goodwill may become impaired.

Impairment of Other Intangible Assets and Long-Lived Assets

Finite-lived intangible assets are amortized on a straight-line basis and estimated to have useful lives as follows:

Trademarks / tradenames	5 – 10 years
Corporate client relationships	10 – 15 years
Supplier relationships	10 years
Travel partner network	10 years

Finite-lived intangible assets and long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets or groups of assets, that generate cash flows largely independent of other assets or asset groups, may not be recoverable. If impairment indicators exist, the undiscounted future cash flows associated with the expected service potential of the asset or asset group and cash flows from their eventual disposition are compared to the carrying value of the asset or asset group. If the sum of the undiscounted expected cash flows is less than the carrying amount of the asset or asset group, an impairment loss is recognized in an amount by which the carrying value of the asset or asset group exceeds its fair value through a charge to the Company’s consolidated statements of operations. The estimated fair value of the asset group is determined using appropriate valuation methodologies which would typically include an estimate of discounted cash flows.

Leases

The Company determines whether an arrangement contains a lease at inception of a contract. Lease assets represent the Company’s right-of-use (“ROU”) of an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company’s accounting policy is to evaluate lessee agreements with a minimum term greater than one year for recording on the consolidated balance sheet.

Finance leases are generally those leases that allow the Company to either utilize the entire asset over its economic life or substantially pay for all of the fair value of the asset over the lease term. All other leases are categorized as operating leases. Lease ROU assets and lease liabilities are recognized based on the present value of the fixed lease payments over the lease term at the commencement date. As the interest rate implicit in the lease is generally not determinable in transactions where the Company is a lessee, the Company uses its incremental borrowing rate, based on the information available at the commencement date, in determining the present value of future payments and uses the implicit rate when readily available. The operating lease ROU assets include lease pre-payments and initial direct costs and are reduced for deferred rent and any lease

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

incentives. Certain of the Company’s lease agreements contain renewal options, early termination options and/or payment escalations based on fixed annual increases, local consumer price index changes or market rental reviews. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company’s lease agreements may include both lease and non-lease components. For leases of information technology equipment used in its data centers, the Company accounts for the lease and non-lease components on a combined basis. For leases of all other assets, lease and non-lease components are accounted for separately.

Operating leases are included in operating lease ROU assets and current and long-term portion of operating lease liabilities on the Company’s consolidated balance sheets. Operating lease expense is recognized on a straight-line basis over the lease term. Finance leases are included in property and equipment, net, accrued expenses and other current liabilities and other long-term liabilities on the Company’s consolidated balance sheets.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. All deferred income taxes are classified as long-term on the Company’s consolidated balance sheets.

Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that apply to taxable income in effect for the years in which those tax assets or liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. In order for the Company to realize the deferred tax assets, it must be able to generate sufficient taxable income in those jurisdictions where the deferred tax assets are located. A change in the Company’s estimate of future taxable income may change the Company’s conclusion on its ability to realize all or a part of its net deferred tax assets, requiring an adjustment to the valuation allowance charged to the provision for income taxes in the period in which such a determination is made.

The Company recognizes deferred taxes on undistributed earnings of foreign subsidiaries because it does not plan to indefinitely reinvest such earnings.

A two-step approach is applied in the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits within the benefit from/ provision for income taxes in its consolidated statements of operations.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market rates obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s estimates about the assumptions market participants would use in the pricing of the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 2 — Valuations based on quoted prices in active markets for similar assets or liabilities, quoted prices in non-active markets or for which all significant inputs, other than quoted prices, are observable either directly or indirectly, or for which unobservable inputs are corroborated by market data.

Level 3 — Valuations based on inputs that are unobservable and significant to overall fair value measurement.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), net of taxes, consists of (i) foreign currency translation adjustments, (ii) unrealized actuarial gains and losses on defined benefit plans and unamortized prior service cost and (iii) unrealized gains and losses on certain historical net investment hedges.

Certain Risks and Concentrations

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation (or equivalent) insurance limits. The Company’s cash and cash equivalents are primarily composed of current account balances in banks, are mainly non-interest bearing and are primarily denominated in U.S. dollar, British pound sterling and Euro currencies. As of December 31, 2021, over 60% of our cash balance is with a single bank.

Concentrations of credit risk associated with accounts receivable are considered minimal due to the Company’s diverse customer base spread across different countries.

Revenue Recognition

The Company generates revenue in two primary ways:

1)	Travel Revenues which include fees received from corporate clients and travel suppliers relating to servicing a travel transaction, which can be air, hotel, car rental, rail or other travel-related bookings or reservations, cancellations, exchanges or refunds and
2)	Products and Professional Services Revenues which include revenues received from corporate clients, travel suppliers and Network Partners for using the Company’s platform, products and value-added services.

Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The Company’s customers are its (i) corporate clients to whom the Company provides travel processing, consultancy and management services and (ii) travel suppliers including providers of Global Distribution Systems (“GDS”).

The Company has determined a net presentation of revenue (that is, the amount billed to a corporate client less the amount paid to a travel supplier) is appropriate for the majority of the Company’s transactions as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided to the traveler/corporate clients. The Company excludes all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on its travel related services or collected by the Company from customers (which are therefore excluded from revenue).

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Travel Revenue

Client Fees

Transaction Fees and Other Revenues: The Company enters into contracts with corporate clients to provide travel-related services each period over the contract term. The Company’s obligation to the client is to stand ready to provide service over the contractual term. The performance obligations under these contracts are typically satisfied over time as the clients benefit from these services as they are performed. The Company receives nonrefundable transaction fees from corporate clients each time a travel transaction is processed. Transaction fee revenue, which is unit-priced under the service contract, is generally allocated to and recognized in the period the transaction is processed. The Company also receives revenue from the provision of other transactional services to clients such as revenue generated from the provision of servicing after business close or during travel disruption. Such other transactional travel revenue is also generally allocated to and recognized in the period when the travel transaction is processed.

Consideration Payable to Clients and Client Incentives: As part of the arrangements with corporate clients, the Company may be contractually obligated to share with them the commissions collected from travel suppliers that are directly attributable to the Company’s business with the corporate clients. Additionally, in certain contractual agreements with its clients, the Company promises consideration to them in the form of credits or upfront payments. The Company capitalizes such consideration payments to its clients and recognizes it ratably over the period of contract, as a reduction of revenue, as the revenue is recognized, unless the payment is in exchange for a distinct good or service that the corporate clients transfer to the Company. The capitalized upfront payments are reviewed for recoverability and impairment based on future forecasted revenues and are included within other non-current assets, net of any related liability, on the Company’s consolidated balance sheets.

Supplier Fees

Base Commissions and Incentives: Certain of the Company’s travel suppliers (e.g., airlines, hotels, car rental companies, and rail carriers) pay commissions and/or fees on tickets issued, sales and other services provided by the Company based on contractual agreements to promote or distribute the travel supplier content. Commissions and fees from travel suppliers are generally recognized (i) at the time a ticket is purchased for air travel reservations as the Company’s performance obligation to the supplier is satisfied at the time of ticketing and as the Company does not typically provide significant post booking services to the traveler / corporate client and/or (ii) upon fulfillment of the reservation for hotels and car rentals as the performance obligation to the hotel and car rental companies is not satisfied until the customer has checked-in to the hotel property and/or picked-up the rental car.

Override Revenues: The Company receives incentives from air travel suppliers for incremental bookings above minimum targeted thresholds established under the contract. The Company estimates such incentive revenues using internal and external data detailing completed and estimated completed airline travel and the price thresholds applicable to the volume for the period, as the consideration is variable and determined by meeting volume targets. The Company allocates the variable consideration to the bookings during the incentive period, which is generally determined by the airlines to be a single fiscal quarter, and recognizes that amount as the related performance obligations are satisfied, to the extent that it is probable that a subsequent change in the estimate would not result in a significant revenue reversal.

GDS Revenues:   In certain transactions, the GDS provider receives commission revenues from travel suppliers in exchange for distributing its content and distributes a portion of these commissions to the Company as an incentive for the Company to utilize its platform. Therefore, the Company views payments from the providers of the GDS as commissions from travel suppliers and recognize these commissions in revenue as travel bookings are made through the GDS platform.

Products and Professional Services Revenues

Management Fees: The Company receives management fees from corporate clients for travel management services. The Company’s obligation to the client is to stand ready to provide service over the contractual term. The performance obligation under these contracts are typically satisfied over time as the clients benefit from these services as they are performed. Management fees are recognized ratably over the contract term as the performance obligation is satisfied on a stand-ready basis over the contract period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Product Revenues: Revenue from provision of travel management tools to corporate clients to manage their travel programs are recognized ratably over the contract term as the performance obligation is satisfied over the contract period over which the travel-related products are made available to the clients.

Consulting and Meeting and Events Revenues: The Company receives fees from consulting and meetings and events planning services that are recognized over the contract term as the promised services are delivered by the Company’s personnel.

Other Revenues: Fees from Network Partners are recognized in proportion to sales as sales occur over the contract term, as the performance obligation is satisfied.

Cost of revenue

Cost of revenue primarily consists of (i) salaries and benefits of the Company’s travel counsellors, meetings and events teams and their supporting functions and (ii) the cost of outsourcing resources in transaction processing and the processing costs of online booking tools.

Sales and marketing

Sales and marketing primarily consists of (i) salaries and benefits of the Company’s employees in its sales and marketing function and (ii) the expenses for acquiring and maintaining customer partnerships including account management, sales, marketing, and consulting alongside the functions that support these efforts.

Technology and content

Technology and content primarily consists of (i) salaries and benefits of employees engaged in the Company’s product and content development, back-end applications, support infrastructure and maintenance of the security of the Company’s networks and (ii) other costs associated with licensing of software and information technology maintenance expense.

General and Administrative

General and administrative expenses consists of (i) salaries and benefits of the Company’s employees in finance, legal, human resources and administrative support including expenses associated with the executive non-cash equity plan and long-term incentive plans, (ii) integration expenses related to acquisitions and mergers and acquisitions costs primarily related to due diligence, legal expenses and related professional services fees and (iii) fees and costs related to accounting, tax and other professional services, legal related costs, and other miscellaneous expenses.

Restructuring charges

Restructuring and other charges consist primarily of costs associated with (i) employee termination benefits and (ii) lease exit and related costs. One-time involuntary employee termination benefits are recognized as a liability at estimated fair value when the plan of termination has been communicated to employees and certain other criteria have been met. With respect to employee terminations under ongoing benefit arrangements, a liability for termination benefits is recognized at estimated fair value when it is probable that amounts will be paid to employees and such amounts are reasonably estimable. When the Company ceases using a facility but does not intend to or is unable to terminate the operating lease or intends or is able to sublease, the Company records a liability for the remaining payments of non-lease components. Costs associated with exit or disposal activities, including impairment of operating lease ROU assets are presented as restructuring charges in the consolidated statement of operations (see note 14 — Restructuring Charges).

Advertising Expense

Advertising costs are expensed in the period incurred and include online marketing costs, such as search and banner advertising, and offline marketing, such as television, media and print advertising. Advertising expense, included in general and

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

administrative expenses on the consolidated statements of operations, was approximately $2 million, $3 million and $8 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Equity-based Compensation

The Company has an equity-based compensation plan that provides for grants of stock options to employees and non-employee directors of the Company who perform services for the Company. The awards are equity-classified and the compensation is expensed, net of actual forfeitures, on a straight line basis over the requisite service period based upon the fair value of the award on the date of grant and vesting conditions.

Pension and Other Post-retirement Benefits

The Company sponsors defined contribution savings plans under which the Company matches the contributions of participating employees on the basis specified by the plan. The Company’s costs for contributions to these plans are recognized as a component of salaries and benefits, in the Company’s consolidated statements of operations as such costs are incurred. The Company also sponsors both non-contributory and contributory defined benefit pension plans whereby benefits are based on an employee’s years of credited service and a percentage of final average compensation, or as otherwise described by the plan. The Company recognizes the funded status of its defined benefit plans within other non-current liabilities on its consolidated balance sheets. The funded status is the difference between the fair value of plan assets and the benefit obligation as of the balance sheet date. The measurement date used to determine benefit obligations and the fair value of plan assets for all plans is December 31 of each year.

Defined benefit plan expenses are recognized in the Company’s consolidated statements of operations based upon various actuarial assumptions, including expected long-term rates of return on plan assets, discount rates, employee turnover, and mortality rates. Actuarial gains or losses arise from actual returns on plan assets being different from expected returns and from changes in assumptions used to calculate the projected benefit obligation each year. The defined benefit obligation may also be adjusted for any plan amendments. Such actuarial gains and losses and adjustments resulting from plan amendments are deferred within accumulated other comprehensive income (loss), net of tax.

The amortization of actuarial gains and losses is determined by using a 10% corridor of the greater of the fair value of plan assets or the defined benefit obligation. Total unamortized actuarial gains and losses in excess of the corridor are amortized over the average remaining future service. For plans with no active employees, they are amortized over the average life expectancy of plan participants. Adjustments resulting from plan amendments are generally amortized over the average remaining future service of plan participants at the time of the plan amendment.

All components of net periodic pension benefit (costs), other than service cost, is recognized within other income (expense), net, on the Company’s consolidated statements of operations. Service cost is recognized as a component of salaries and wages on the Company’s consolidated statements of operations.

Interest Expense and Interest Income

Interest expense is primarily comprised of interest expense on debt including the amortization of debt discount and debt issuance costs, calculated using the effective interest method.

Interest income is comprised of interest earned from bank deposits.

Foreign Currency Translations and Transaction Gain (Loss)

On consolidation, assets and liabilities of subsidiaries having non-U.S. dollar functional currencies are translated into U.S. dollars based upon exchange rates prevailing at the end of each reporting period and the subsidiaries’ results of operations are translated in U.S. dollars at the spot/daily exchange rates. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a component of total equity on the Company’s consolidated balance sheets, as currency

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

translation adjustments. Translation adjustments are reclassified to earnings upon the sale or substantial liquidation of investments in foreign operations.

Gains and losses related to transactions in a currency other than the functional currency or upon remeasurement of non-functional currency denominated monetary assets and liabilities into functional currency are reported within other income (expense), net, in the Company’s consolidated statements of operations.

Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing the net income available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options, calculated using the treasury stock method. Potentially dilutive securities are excluded from the computations of diluted earnings per share if their effect of inclusion would be antidilutive.

Recently Adopted Accounting Pronouncements

There were no new accounting standards adopted by the Company during the year ended December 31, 2021.

Recent Accounting Pronouncements — Not Yet Adopted

Income Taxes

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, “Income taxes (Topic 740): Simplifying the Accounting for Income Taxes” that amends the guidance to simplify accounting for income taxes, including elimination of certain exceptions in current guidance related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences, ownership changes in investments (changes from a subsidiary to equity method investments and vice versa), etc. This guidance is effective for the Company from fiscal years beginning after December 15, 2021, with early adoption permitted. The Company does not expect a material impact on its consolidated financial statements upon the adoption of this guidance.

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, a new guidance on the measurement of credit losses for financial assets measured at amortized cost, which includes accounts receivable. The new guidance replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The adoption date of this guidance was subsequently deferred by one year and is now effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those annual periods. The Company is currently evaluating the impact of the adoption of the guidance on its consolidated financial statements.

Reference rate reforms

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This ASU provides expedients and exceptions to existing guidance on contract modifications and hedge accounting that is optional to facilitate the market transition from a reference rate, including the London Interbank Offered Rate (“LIBOR”) expected to be discontinued because of reference rate reform, to a new reference rate. The provisions of this ASU would impact contract modifications and other changes that occur while LIBOR is phased out. The guidance is effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. The Company is in the process of evaluating the optional relief guidance provided within this ASU and is also reviewing its debt instrument that utilizes

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LIBOR as the reference rate. The Company will continue to evaluate and monitor developments and its assessment of this guidance during the LIBOR transition period.

Freestanding Equity-Classified Written Call Options

In May 2021, the FASB issued ASU No. 2021-04, “Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options” which provides a principles-based framework for issuers to account for a modification or exchange of freestanding equity-classified written call options. The new guidance clarifies that to the extent applicable, issuers should first reference other accounting principles to account for the effect of a modification. If other accounting principles are not applicable, the guidance clarifies whether to account for the modification or exchange as (1) an adjustment to equity, with the related earnings per share implications, or (2) an expense, and if so, the manner and pattern of recognition. The accounting depends on the substance of the transaction, such as whether the modification or exchange is the result of raising equity, a financing transaction, or some other event. The new guidance is effective for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company expects the adoption of this guidance to have no material impact on the Company’s consolidated financial statements.

Contracts with Customers Acquired in a Business Combination

In October 2021, the FASB issued ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” to add contract assets and contract liabilities acquired in a business combination to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with the revenue recognition guidance. This updated guidance amends the current business combination guidance where an acquirer generally recognizes such items at fair value on the acquisition date. The guidance is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and is to be applied prospectively to all business combinations that occur on or after the date of initial application. The Company is currently evaluating the impact of the adoption of the guidance on its consolidated financial statements.

Disclosures about Government Assistance

In November 2021, the FASB issued ASU No. 2021-10, “Disclosures by Business Entities about Government Assistance” which provides for disclosures by business entities about government assistance. The amendments in this update require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the nature and types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The guidance is effective for the Company for annual periods beginning after December 15, 2021, with early application permitted, and can be applied either prospectively or retrospectively. The Company does not expect that adoption of this guidance will have any material impact on the consolidated financial statements of the Company.

(3)  Revenue from Contracts with Customers

The Company disaggregates revenue based on (i) Travel Revenues which include all revenue relating to servicing a transaction, which can be air, hotel, car rental, rail or other travel-related booking or reservation and (ii) Products and Professional Services Revenues which include all revenue relating to using the Company’s platform, products and value added services. The following table presents the Company’s disaggregated revenue by nature of service. Sales and usage-based taxes are excluded from revenue.

		Year ended December 31,
(in $ millions)	2021	2020	2019
Travel revenue	$446	$468	$1,605
Products and professional services revenue	317	325	514
Total revenue	$763	$793	$2,119

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Payments from clients and suppliers are generally due within 30 to 45 days of invoicing.

Contract Balances

Contract assets represent the Company’s right to consideration in exchange for services transferred to a customer when that right is conditioned on the Company’s future performance obligations. Contract liabilities represent the Company’s obligation to transfer services to a customer for which the Company has received consideration (or the amount is due) from the customer.

The opening and closing balances of the Company’s accounts receivable, net, contract assets and contract liabilities are as follows:

		Contract assets (liabilities)	Contract liabilities
	Accounts	Client incentives, net	Deferred revenue
(in $ millions)	receivable, net (1)	(non-current)	(current)
Balance as of December 31, 2021	$375	$(3)	$18
Balance as of December 31, 2020	$119	$9	$18
(1)	Accounts receivable, net, exclude balances not related to contracts with customers.

Deferred revenue is recorded when a performance obligation has not been satisfied but an invoice has been raised. Cash payments received from customers in advance of the Company completing its performance obligations are included in deferred revenue in the Company’s consolidated balance sheets. The Company generally expects to complete its performance obligations under the contracts within one year. During the year ended December 31, 2021, the cash payments received or due in advance of the satisfaction of the Company’s performance obligations were offset by $18 million of revenue recognized that was included in the deferred revenue balance as of December 31, 2020.

Remaining Performance Obligations

As of December 31, 2021, the aggregate amount of the transaction price allocated to the Company’s remaining performance obligations was approximately $34 million, of which the Company expects to recognize revenue as performance obligations are satisfied over the next 24 months.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected term of one year or less.

(4)  Income Taxes

GBT is organized under the laws of Jersey and is a tax resident in the U.K. In the tables and disclosures included below, “Domestic” includes GBT Jersey Co. and its subsidiaries that are tax resident in the U.K. and operations that are located outside of the U.K. tax jurisdiction are considered as “Foreign”.

The following table summarizes the Company’s domestic and foreign (loss) / income before income taxes and share of (losses) / earnings from equity method investments:

	Year ended December 31,
(in $ millions)	2021	2020	2019
Domestic	$(441)	$(529)	$120
Foreign	(212)	(230)	73
(Loss) income before income taxes and share of (losses) earnings from equity method investments	$(653)	$(759)	$193

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of benefit from (provision for) income taxes consist of the following:

	Year ended December 31,
(in $ millions)	2021	2020	2019
Current taxes:
Domestic	$1	$12	$—
Foreign	7	23	(36)
Current income tax benefit (expense)	8	35	(36)
Deferred taxes:
Domestic	132	90	(8)
Foreign	46	20	(16)
Deferred tax benefit (expense)	178	110	(24)
Benefit from (provision for) income taxes	$186	$145	$(60)

The table below sets forth a reconciliation of the U.K. statutory tax rate of 19% to the Company’s effective income tax rate.

	Year ended December 31,
	2021	2020	2019
Tax at statutory rate	19.00%	19.00%	19.00%
Changes in taxes resulting from:
Permanent differences	(2.25)	(0.18)	3.82
Local and state taxes	0.37	0.24	3.06
Change in valuation allowance	(2.57)	(2.25)	1.69
Change in enacted tax rates	5.26	—	—
Rate differential in the United Kingdom	3.81	—	—
Foreign tax rate differential	2.08	1.65	0.69
Return to provision adjustment	1.67	(0.6)	(1.17)
Tax settlement and uncertain tax positions	0.94	(0.61)	3.01
Other	0.08	1.88	0.94
Tax at effective rate	28.39%	19.13%	31.04%

The effective tax rate during the year ended December 31, 2021 increased primarily due to the change in U.K.’s enacted tax rates from 19% to 25%, in the second quarter of 2021, and which becomes effective from April 2023. As a result of change in the enacted tax rate, the Company remeasured its deferred tax assets and liabilities in the second quarter of 2021, that resulted in recognition of additional deferred tax benefit of $35 million. The Company measures its deferred tax assets and liabilities at the rate at which they are expected to reverse in future periods.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
(in $ millions)	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$391	$231
Pension liability	74	86
Interest expense deduction restriction	23	2
Operating lease liabilities	20	21
Accrued liabilities	7	12
Goodwill	1	1
Other	2	—
Valuation allowance	(116)	(119)
Deferred tax assets	402	234
Netted against deferred tax liabilities	(120)	(17)
Deferred tax assets as presented in the consolidated balance sheets	$282	$217
Deferred tax liabilities:
Intangible assets	$(214)	$(86)
Operating lease ROU assets	(14)	(15)
Property and equipment	(4)	(10)
Goodwill	(2)	(2)
Other	(5)	(4)
Deferred tax liabilities	(239)	(117)
Netted against deferred tax assets	120	17
Deferred tax liabilities as presented in the consolidated balance sheets	$(119)	$(100)

The Company recognizes deferred taxes on the undistributed earnings of foreign subsidiaries, as these earnings are not deemed to be indefinitely reinvested outside of the U.K. Foreign deferred taxes liabilities of approximately $3 million and $4 million as of December 31, 2021 and 2020, respectively, have been provided on these earnings.

The Company has gross net operating loss (“NOL”) carryforwards related to global operations of approximately $1,414 million, of which $1,327 million have an indefinite life. The remaining NOL carryforwards will begin to expire as follows:

(in $ millions)	Amount
2022	$8
2025	2
2026	2
2027	3
2029	2
2030	16
2031-2041	54

The Company continues to regularly assess the realizability of all deferred tax assets. Future realized earnings performance and changes in future earnings projections, among other factors, may cause an adjustment to the conclusion as to whether it is more likely than not that the Company will realize the benefit of the deferred tax assets. This would impact the income tax expense in the period for which it is determined that these factors have changed. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. When assessing the need for a valuation allowance, all positive and negative evidence is analyzed, including the Company’s ability to carry back NOLs to prior periods, the reversal of deferred tax liabilities, tax planning strategies and projected future taxable income.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The valuation allowance as of December 31, 2021 of $116 million is related primarily to unrealized NOL carryforwards. The Company has agreed to indemnify affiliates of Amex Coop for any NOL carryforward benefits realized that relate to the period prior to the joint venture formation in 2014. The amount of this liability to affiliates of Amex Coop is $2 million as of December 31, 2021, recorded within due to affiliates.

Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of business, there are many transactions and tax positions where the ultimate tax determination is uncertain. Although the Company believes there is appropriate support for the positions taken on its tax returns, the Company has recorded liabilities (or reduction of tax assets) representing the estimated economic loss upon ultimate settlement for certain positions. The Company believes its tax provisions are adequate for all open years, based on the assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. Although the Company believes the recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company’s assessments can involve both a series of complex judgments about future events and reliance on significant estimates and assumptions. While the Company believes the estimates and assumptions supporting the assessments are reasonable, the final determination of tax audits and any other related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities.

As of December 31, 2021 and 2020, the Company has accrued for a tax liability of $7 million and $9 million, respectively, associated with uncertain tax positions, including interest and penalties thereon, arising from differences between amounts recorded in the consolidated financial statements and amounts expected to be included in tax returns. The Company does not believe that the outcome of future examinations will have a material impact on its consolidated financial statements. The movement of uncertain tax position liability is as follows:

	As of December 31,
(in $ millions)	2021	2020	2019
Balance, beginning of the year	$9	$11	$9
Increases to tax positions related to acquisitions	4	—	—
Increases to tax positions related to the current year	—	—	4
Increases to tax positions related to prior years	—	—	3
Release / settlement during the year	(6)	(2)	(5)
Balance, end of the year	$7	$9	$11

At December 31, 2021 and 2020, the entire amount of unrecognized tax benefits would affect the Company’s effective tax rate if recognized. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the provision for income taxes from continuing operations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as part of the provision for income taxes. For the years ended December 31, 2021, 2020 and 2019, the Company (credited) charged $ (2) million, less than $1 million and $1 million, respectively, for interest and penalties in its consolidated statements of operations. Total gross interest and penalties accrued was $0 million and $2 million as of December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company expects to release $4 million of unrecognized tax benefits in the next twelve months due to the lapsing of the statute of limitations.

The Company is subject to taxation in the U.K. and various foreign countries in which the Company operates. As of December 31, 2021, tax years for 2017 through 2021 are open to examination by the tax authorities in the major tax jurisdictions. With few exceptions, as of December 31, 2021, the Company is no longer subject to examinations by tax authorities for years earlier than 2017.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)  Other Income (Expense), Net

Other income (expense), net, in consolidated statements of operations consist of:

	Year ended December 31,
(in $ millions)	2021	2020	2019
Foreign exchange gains, net	$—	$12	$(4)
Loss on disposal of businesses	(1)	—	(3)
Non-service components of net periodic pension benefit	9	2	4
Other income (expense), net	$8	$14	$(3)

(6)  Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of:

	As of December 31,
(in $ millions)	2021	2020
Value added and similar taxes receivables	$11	$46
Prepaid travel expenses	42	44
Income tax receivable	32	25
Deferred offering costs	21	—
Other prepayments and receivables	31	11
Prepaid expenses and other current assets	$137	$126

(7)  Property and Equipment, Other

Property and equipment, net consist of:

	As of December 31,
(in $ millions)	2021	2020
Capitalized software for internal use	$304	$240
Computer equipment	65	63
Leasehold improvements	52	48
Furniture, fixtures and other equipment	6	13
Capital projects in progress	9	6
	436	370
Less: accumulated depreciation and amortization	(220)	(176)
Property and equipment, net	$216	$194

As of both December 31, 2021 and 2020, the Company had capital lease assets of $5 million with accumulated depreciation of $2 million and $0, respectively, included within computer equipment.

Depreciation and amortization expense for the years ended December 31, 2021, 2020 and 2019 was $86 million, $86 million and $73 million, respectively. Depreciation and amortization include $52 million, $52 million and $48 million of amortization related to capitalized software for internal use for the years ended December 31, 2021, 2020 and 2019, respectively.

Upon retirement or other disposal of property and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds received, if any, is recorded in consolidated statements of operations as gain (loss) on disposal of asset within general and administrative expense.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8)  Equity Method Investments

The Company’s investments in entities that are accounted as equity method investments consist of the following: (1) 49% interest in each of three entities which together form China International Travel Service Limited. These three entities are CITS GBT Southern China Air Services Limited, CITS GBT Travel Services Limited and CITS GBT Air Services Limited; (2) 35% interest in Uvet Global Business Travel S.p.A.; (3) 51% interest in HRG Jin Jiang Travel (China); (4) 49% interest in Liga Travel GmbH, Germany; (5) 50% interest in OFB Reisen GmbH, Austria and (6) 25% interest in Bavaria Lloyd Reisebüro GmbH, Germany. None of the equity investments are material to the Company. The equity method investments amounted to $17 million and $23 million as of December 31, 2021 and 2020, respectively. The Company recognized its share of (losses) earnings of $(8) million, $(5) million and $5 million for the years ended December 31, 2021, 2020 and 2019, respectively, which includes $2m of impairment of investments in HRG Jin Jiang Travel (China) for the year ended December 31, 2021.

(9)  Business Acquisitions

Acquisition of Ovation Group

On January 21, 2021, the Company, through its wholly-owned subsidiary, GBT US LLC, acquired all of the outstanding shares of Ovation Travel, LLC, (along with its subsidiaries, the “Ovation Group”) for a total cash purchase consideration of $57 million (including approximately $4 million of deferred consideration), net of cash acquired. Ovation Group is a U.S.-based travel management company providing business travel services and meeting and special events planning across several sectors, particularly legal, financial, professional services, entertainment and media. The acquisition enhances the Company’s corporate client base, further improving the global scale and reach of its corporate travel business. The results of Ovation Group’s operations have been included in the consolidated financial statements of the Company since the date of its acquisition.

The terms of the acquisition included contingent consideration of approximately $4 million and is subject to the continued employment of certain Ovation employees for a specified duration of employment as set out under the business purchase agreement. The Company accrues for this expense as compensation expense.

The fair value of the acquisition was allocated primarily to goodwill of $36 million, amortizing intangible assets of $29 million (corporate client relationships of $25 million and Tradenames of $4 million) and net liabilities assumed of $8 million. Goodwill generated from the acquisition is attributable to acquired workforce and expected synergies from centralized management and future growth. The acquired corporate client relationships and tradenames are being amortized over their estimated useful lives of 10 years and 5 years, respectively.

The Company incurred $3 million in acquisition related costs over the years ended December 31, 2020 and in January 2021 which was expensed as incurred.

The amount of revenue and net loss of the Ovation Group since the acquisition date included in the consolidated statements of operations for the period ended December 31, 2021 was $23 million and $16 million, respectively. Assuming an acquisition date of January 1, 2020 (i) the unaudited consolidated pro forma revenue and net loss of the Company for the year ended December 31, 2020 would have been $829 million and $637 million, respectively, and (ii) the unaudited pro forma revenue and net loss of the Company for the year ended December 31, 2021 would not have been materially different to the amount of revenue and net loss presented in the consolidated statements of operations. The pro forma financial information adjusts for the effects of material business combination items primarily related to amortization of acquired intangible assets and the corresponding income tax effects.

Acquisition of Egencia

On November 1, 2021, the Company completed its acquisition of Egencia , a business-to-business digital travel management company serving corporate clients, from an affiliate of Expedia, Inc., EG Corporate Travel Holdings LLC (“Expedia”). As purchase consideration for this acquisition, the Company issued 8,413,972 non-voting ordinary shares, fair value of which was determined to be $816 million. As a result, Expedia became an indirect holder of non-voting ordinary shares of GBT, which represents approximately 19% of GBT’s equity interests, excluding preferred shares, Profit Shares, MIP Options and MIP Shares (see note 20 — Shareholders’

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity). This value was determined on the basis of the estimated total enterprise value of GBT (post acquisition of Egencia) and calculated based on a multiple of Adjusted EBITDA. Such equity interest is subject to changes based on final debt/cash and working capital adjustments. The acquisition of Egencia is expected to complement the Company’s existing business and is expected to further accelerate its growth strategy in the small-to-medium-sized enterprise segment.

The Company’s preliminary purchase price allocation is based on information that is currently available, and the Company is continuing to evaluate the underlying inputs and assumptions used in the valuations, particularly for the identifiable intangible assets acquired. The preliminary purchase price allocations are subject to, among other items, working capital adjustments and further analysis of tax accounts, including deferred tax assets and liabilities.

The following table reflects the Company’s preliminary fair values of the assets acquired and liabilities assumed of Egencia as of the date of the acquisition:

(in $ millions)	Amount
Cash and cash equivalents	$73
Accounts receivable	154
Prepaid expenses and other current assets	32
Property and equipment	58
Goodwill	307
Other intangible assets	440
Operating lease right-of-use assets	9
Deferred tax assets	21
Other non-current assets	30
Total assets	1,124
Accounts payable	56
Due to affiliates	26
Accrued expenses and other current liabilities	80
Operating lease liabilities	10
Deferred tax liabilities	134
Other non-current liabilities	2
Total liabilities	308
Purchase consideration / Net assets acquired	$816

Goodwill generated from the acquisition is attributable to acquired workforce and expected synergies from combining operations, centralized management and future growth. A substantial portion of goodwill is expected to be deductible for income tax purposes. The fair value and amortization periods of identifiable intangible assets acquired is as follows:

	Fair value of	Amortization
	acquired intangibles	period
	(in $millions)	(in years)
Corporate client relationships	$390	$15
Tradenames	50	10
Acquired technology	50	5

The fair value of corporate client relationships was determined utilizing the excess earnings method of valuation, and the fair values of tradenames and acquired technology was determined utilizing the relief from royalty method. The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions, including revenue growth rates, operating margin, income tax rates, obsolescence curves, royalty rates and discount rates. Intangible assets are being amortized over their average useful lives primarily based upon the pattern in which anticipated economic benefits from such assets are expected to be realized.

The Company incurred $15 million in acquisition related costs which were expensed in the period as incurred and included in general and administrative expenses in the Company’s consolidated statements of operations, with $13 million and $2 million recognized during the years ended December 31, 2021, and 2020, respectively.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amount of revenue and net loss of the Egencia business since the acquisition date included in the consolidated statements of operations for the period ended December 31, 2021 was $33 million and $26 million, respectively. Assuming an acquisition date of January 1, 2020 (i) the unaudited consolidated pro forma revenue and net loss of the Company for the year ended December 31, 2020 would have been $960 million and $1,032 million, respectively, and (ii) the unaudited pro forma revenue and net loss of the Company for the year ended December 31, 2021 would have been $889 million and $701 million, respectively. The pro forma financial information adjusts for the effects of material business combination items, including amortization of acquired intangible assets and the reversal of Expedia’s share of hotel commission revenue recorded by Egencia in connection with a long-term hotel supply contract between the Company and Expedia, and the corresponding income tax effects.

Acquisition of DER Business Travel

On September 3, 2019, the Company completed the acquisition of DER Business Travel (“DER”) from DER Touristik Group, a travel management company in Europe, by acquiring its entire outstanding ordinary shares for approximately $25 million, net of cash acquired. The results of DER’s operations have been included in the consolidated financial statements of the Company since the date of its acquisition.

This acquisition was part of the Company’s broader strategy to expand footprints into the small and mid-sized client segment in Germany and accelerate growth in Europe. The Company benefits from local servicing expertise whereas DER’s access to the Company’s global reach, scale and end-to-end travel and expense eco-system brings in further opportunities.

The acquisition of DER was accounted for using the purchase method of accounting, recognizing assets acquired and liabilities assumed based on their fair values at the date of acquisition. The fair value of the acquisition was allocated primarily to goodwill of $26 million, amortizable intangible assets (corporate client relationships) of $11 million and net liabilities assumed of $12 million. The acquired corporate client relationships are being amortized over its estimated useful live of 10 years. The Company completed the purchase price allocation of this acquisition during the year ended December 31, 2020, with immaterial impact on goodwill. The Company incurred $2 million in acquisition related costs which was expensed as incurred.

Supplemental pro-forma information is not provided, as the impact of the aforementioned acquisition did not have a material effect on the Company’s results of operations, cash flows or financial position.

(10) Goodwill and Other Intangible Assets, Net

The following table sets forth changes in goodwill during the years ended December 31, 2021 and 2020:

(in $ millions)	Amount
Balance as of December 31, 2019	$1,023
Currency translation adjustments	5
Balance as of December 31, 2020	1,028
Additions (1)	343
Currency translation adjustments	(13)
Balance as of December 31, 2021	1,358
(1)	Relates to acquisition of Ovation ($36 million) and Egencia ($307 million) (see note 9 – Business Acquisitions).

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were no goodwill impairment losses recorded for the years ended December 31, 2021, 2020 and 2019 and there are no accumulated goodwill impairment losses as of December 31, 2021.

The following table sets forth the Company’s other intangible assets with definite lives as of December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020
		Accumulated			Accumulated
(in $ millions)	Cost	depreciation	Net	Cost	depreciation	Net
Trademarks/tradenames	$115	$(62)	$53	$61	$(60)	$1
Corporate client relationships	815	(189)	626	400	(145)	255
Supplier relationship	254	(188)	66	254	(163)	91
Travel partner network	4	(3)	1	4	(3)	1
Other intangible assets, net	$1,188	$(442)	$746	$719	$(371)	$348

Amortization expense relating to definite-lived intangible assets was $67 million, $62 million and $68 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, the estimated amortization expense relating to definite-live intangible assets, assuming no subsequent impairment of the underlying assets, for each of the five succeeding years and periods thereafter is as follows:

(in $ millions)	Amount
2022	$93
2023	93
2024	72
2025	51
2026	50
Thereafter	387
Total	$746

(11) Leases

The Company has operating leases in various countries primarily for office facilities and finance leases in the United States primarily for information technology equipment used in its data centers.

As of December 31, 2021, the Company’s leases do not contain any material residual value guarantees or material restrictive covenants. The depreciable life of lease ROU assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

The operating lease cost recognized in the consolidated statement of operations for the years ended December 31, 2021 and 2020 was $28 million and $ 32 million, respectively. Under the lease accounting guidance in effect for the year ended December 31, 2019, rent expense was $42 million. The operating lease costs relate primarily to leases of office facilities.

The finance lease amounts recognized in the consolidated statements of operations relating to amortization of ROU assets and interest on finance lease obligations was $2 million and less than $1 million for the years ended December 31, 2021 and 2020, respectively.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out supplemental cash flow information related to leases for the year ended December 31, 2021 and 2020:

	Year ended December 31,
(in $ millions)	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Cash used in operating activities related to operating leases	$30	$31
Cash used in financing activities related to finance leases	$2	$—
ROU assets obtained in exchange for lease obligations:
Operating lease	$9	$21
Finance lease	$—	$5
Additions to ROU assets on account of business acquisitions
Operating lease	$20	$—

The following table sets out supplemental other information related to leases:

	2021	2020
Weighted average remaining lease term:
Operating leases	5.36	4.3 years
Finance leases	1.7 years	2.7 years
Weighted average discount rate:
Operating lease	7.15%	5.02%
Finance lease	3.56%	3.56%

Further, in order to reduce its operating costs to mitigate the negative impact resulting from the COVID-19 pandemic (see note 1 — Business Description and Basis of Presentation), the Company terminated and/or abandoned a number of office facilities in various locations worldwide. As a result, the Company recognized an impairment of $1 million and $20 million of operating lease ROU assets in its consolidated statements of operations for the year ended December 31, 2021 and 2020, respectively.

The following table sets out the undiscounted future payments for operating and finance lease liabilities as of December 31, 2021:

	Operating lease	Finance lease
(in $ millions)	liabilities	liabilities
2022	$31	$2
2023	24	2
2024	16	—
2025	10	—
2026	6	—
Thereafter	21	—
Total undiscounted future payments	108	4
Less: Interest cost included	(26)	—
Total lease liabilities	82	4
Less: Current portion of lease liabilities	21	2
Long-term portion of lease liabilities	$61	$2

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Other Non-Current Assets

Other non-current assets consist of:

	As of December 31,
(in $ millions)	2021	2020
Client incentives, net	$—	$9
Restricted cash	9	9
Other assets	32	6
Other non-current assets	$41	$24

(13) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

	As of December 31,
(in $ millions)	2021	2020
Accrued payroll and related costs	$198	$126
Accrued operating expenses	147	120
Accrued restructuring costs (see note 14)	69	97
Client deposits	59	33
Deferred revenue	18	18
Value added and similar taxes payable	6	43
Income tax payable	7	—
Other payables	15	3
Accrued expenses and other current liabilities	$519	$440

(14) Restructuring Charges

In order to mitigate the adverse impact on the Company’s business resulting from the COVID-19 pandemic and in order to simplify the Company’s business process and improve its operational efficiencies, in 2020, the Company initiated cost savings measures which included voluntary and involuntary terminations of employee services and facility closures. Such measures are expected to provide efficiencies and realign resources within the Company. Except for in certain jurisdictions, these restructuring activities are substantially complete and the Company does not expect additional restructuring charges associated with these activities to be significant. However, the Company continues to actively evaluate additional cost reduction efforts and should the Company make decisions in future periods to take further actions, it may incur additional restructuring charges.

As a result of this, the Company incurred $14 million, $206 million and $12 million in restructuring charges, which included restructuring costs related to voluntary and involuntary employee terminations, facility closures, and other exit activities during the years ended December 31, 2021, 2020 and 2019, respectively.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below sets forth accrued restructuring cost, included in accrued expenses and other current liabilities, for the years ended December 31, 2021, 2020 and 2019:

(in $ millions)	Employee related	Facility	Total
Balance as of December 31, 2018	8	—	8
Charges	12	—	12
Cash settled	(10)	—	(10)
Balance as of December 31, 2019	10	—	10
Charges	178	28	206
Cash settled	(95)	(5)	(99)
Other non-cash (1)	—	(20)	(20)
Balance as of December 31, 2020	94	3	97
Charges, net	13	1	14
Acquired on acquisition	30	—	30
Reclassification	(4)	4	—
Other non-cash (1)	—	(1)	(1)
Cash settled	(69)	(2)	(71)
Balance as of December 31, 2021	$64	$5	$69
(1)	Includes impairment of operating lease ROU assets of $1 million and $20 million for the years ended December 31, 2021 and 2020, respectively.

The Company expects to pay the accrued restructuring cost, as of December 31, 2021, in the next twelve months.

(15) Long-term Debt

The outstanding amount of the Company’s long-term debt consists of:

	As of December 31,
(in $ millions)	2021	2020
Senior Secured Credit Agreement
Principal amount of senior secured initial term loans (Maturity – August 2025)(1)	$242	$244
Principal amount of senior secured prior tranche B-1 term loans(2)	—	399
Principal amount of senior secured prior tranche B-2 term loans(3)	—	—
Principal amount of senior secured new tranche B-3 term loans (Maturity – December 2026)(4)	800	—
Principal amount of senior secured revolving credit facility (Maturity – August 2023)(5)	—	—
	1,042	643
Less: Unamortized debt discount and debt issuance costs	(19)	(19)
Total debt, net of unamortized debt discount and debt issuance costs	1,023	624
Less: Current portion of long-term debt	3	7
Long-term debt, non-current, net of unamortized debt discount and debt issuance costs	$1,020	$617
(1)	Stated interest rate of LIBOR + 2.50% as of December 31, 2021 and 2020.
(2)	The outstanding principal amount of senior secured prior tranche B-1 term loans were repaid in full in December 2021. See discussion below.
(3)	The outstanding principal amount of senior secured prior tranche B-2 term loans were repaid in full in December 2021. See discussion below.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Stated interest rate of LIBOR + 6.50% (with a LIBOR floor of 1.00%) as of December 31, 2021.
(5)	Stated interest rate of LIBOR + 2.25% as of December 31, 2021 and 2020.

On August 13, 2018, certain of GBT’s subsidiaries entered into a senior secured credit agreement, dated as of August 13, 2018 (as amended from time to time, the “senior secured credit agreement”), by and among GBT Group Services B.V., a wholly owned subsidiary of GBT (the “Borrower”), GBT III B.V., as the original parent guarantor, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders and letter of credit issuers from time to time party thereto, which initially provided for: (i) a principal amount of $250 million senior secured initial term loan facility for general corporate purposes, fully drawn on the closing date, maturing on August 13, 2025, issued at a discount of 0.25% and which requires quarterly installments payable of 0.25% of the principal amount and (ii) a $50 million senior secured revolving credit facility for general corporate purposes maturing on August 13, 2023. The interest rate per annum applicable to (a) the senior secured initial term loans is based on, at the election of the Borrower, LIBOR (as selected by the Borrower for designated interest periods) plus 2.50% or the base rate (as defined in the senior secured credit agreement) plus 1.50% and (b) the borrowings under the senior secured revolving credit facility is based on, at the election of the Borrower, LIBOR (as selected by the Borrower for designated interest periods) plus 2.25% or the base rate plus 1.25%. The Company elects to pay interest on outstanding loans under such facilities based on LIBOR. In December 2019, the senior secured credit agreement was modified to, among other things, permit certain internal reorganization transactions and add GBT UK TopCo Limited, a wholly-owned direct subsidiary of GBT, as the parent guarantor.

On September 4, 2020, a new $400 million principal amount of senior secured tranche B-1 incremental term loan facility was obtained for general corporate purposes under the senior secured credit agreement, which was drawn in full on that date, and certain covenants and certain other terms of the senior secured credit agreement were amended. The senior secured prior tranche B-1 term loans (i) were to mature on August 13, 2025, (ii) were issued at a discount of 3.00% and (iii) required quarterly installments payable of 0.25% of the principal amount that commenced on December 31, 2020. The senior secured prior tranche B-1 term loans carried interest at a per annum rate equal to the applicable margin, plus, at the election of the Borrower, either (1) adjusted LIBOR (as selected by the Borrower for designated interest periods, subject to a 1.00% LIBOR “floor”) or (2) the base rate (as defined in the credit agreement). The applicable margin for the senior secured prior tranche B-1 term loans initially was set at 6.50% per annum for LIBOR loans and 5.50% per annum for base rate loans, and such interest rate margin was modified in January 2021 to be based on a pricing grid that varies with the total net leverage ratio (calculated in a manner set forth in the senior secured credit agreement), ranging from 6.25% to 7.00% per annum for LIBOR loans and 5.25% to 6.00% per annum for base rate loans. The Company paid interest on such loans based on LIBOR. As discussed further below, on December 16, 2021, the Company repaid the outstanding principal amount of the senior secured prior tranche B-1 term loan facility in full and such facility was terminated.

On January 20, 2021, the senior secured credit agreement was further amended to, among other things, (i) establish a new $200 million principal amount of senior secured tranche B-2 delayed-draw incremental term loan facility, (ii) modify certain terms applicable to the senior secured prior tranche B-2 term loans, and (iii) amend certain covenants and certain other terms of the senior secured credit agreement. The senior secured prior tranche B-2 term loan facility was available on a delayed-draw basis, with $50 million of loans thereunder permitted to be borrowed in each quarter in 2021, subject to certain conditions, including a requirement that, with each such borrowing, equity investments in an amount equal to the amount of such borrowing shall have been funded in GBT under the Shareholders Equity Commitments (see note 20 —  Shareholders’ Equity). During the year ended December 31, 2021, $50 million of principal amount of loans were borrowed under the senior secured prior tranche B-2 term loan facility in each of the first three quarters of 2021 (aggregate of $150 million during such year), and, in connection therewith, a total of $50 million of equity commitments were funded under the Shareholders Equity Commitments in each of the first three quarters of 2021 (aggregate of $150 million during such year). The proceeds of the senior secured prior tranche B-2 term loan facility were permitted to be used (i) to pay certain fees, costs and expenses of the transaction and certain other transactions described therein, and (ii) for general corporate purposes and working capital needs of the Company. Outstanding loans under the senior secured prior tranche B-2 term loan facility carried interest at a per annum rate equal to the applicable margin, plus, at the election of the Borrower, either (1) adjusted LIBOR (as selected by the Borrower for designated interest periods, subject to a 1.00% LIBOR “floor”) or (2) the base rate (as defined in the credit agreement). The applicable margin for such loans was based on the same pricing grid referred to above that applied to the senior secured prior tranche B-1 term loans. The Company paid interest on such loans based on LIBOR. The Company paid 3% of the senior secured prior tranche B-2 term loan facility, or $6 million, upfront as commitment fees to the lenders. Prior to the termination of such facility, the Borrower was required to pay a fee of 0.75% per annum on the unused commitments

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

under the senior secured prior tranche B-2 term loan facility, payable quarterly in arrears. As discussed further below, on December 16, 2021, the Company repaid the outstanding principal amount of the senior secured prior tranche B-2 term loan facility in full and such facility was terminated.

On December 2, 2021, the Borrower obtained commitments for $1,000 million principal amount of senior secured new tranche B-3 term loan facilities. Effective as of December 16, 2021, the Company amended its senior secured credit agreement to, among other things, (i) establish the senior secured new tranche B-3 term loan facilities under the senior secured credit agreement and (ii) amend certain covenants and certain other terms of the senior secured credit agreement. Initial borrowings in a principal amount of $800 million were funded on such date under the senior secured new tranche B-3 term loan facilities. The $200 million of commitments remaining under the senior secured new tranche B-3 term loan facilities are available on a delayed-draw basis for a six-month period after the date of such initial borrowings, subject to certain customary borrowing conditions (“New Tranche B-3 DDTL Facility”). The senior secured new tranche B-3 term loan facilities (i) mature on December 16, 2026 and (ii) do not have any scheduled amortization payments prior to maturity (however, certain mandatory prepayment provisions in the senior secured credit agreement apply to such facilities, as described below). Loans outstanding under the senior secured new tranche B-3 term loan facilities accrue interest at a variable interest rate based on either LIBOR or the “base rate” (as defined in the senior secured credit agreement), plus an applicable margin (subject to a 1.00% LIBOR floor). For any period for which accrued interest is paid in cash, the applicable margin for loans under the senior secured new tranche B-3 term loan facilities is initially 6.50% per annum for LIBOR loans and 5.50% per annum for base rate loans and, commencing with the test period ending December 31, 2022, will vary with the total leverage ratio (calculated in a manner set forth in the senior secured credit agreement), ranging from 5.00% to 6.50% per annum for LIBOR loans and 4.00% to 5.50% per annum for base rate loans. Until December 16, 2023, the Borrower will have the option to pay accrued interest on loans under the senior secured new tranche B-3 term loan facilities at a rate equal to (i) LIBOR (with a 1.00% LIBOR floor) plus 4.00% per annum with respect to the portion required to be paid in cash plus (ii) 4.00% per annum with respect to the portion paid in kind by adding such interest to the principal amount of the loans. The Borrower paid $15 million of upfront fees for the commitments of the lenders under the senior secured new tranche B-3 term loan facilities. The Borrower is required to pay a fee of 3.00% per annum on the actual daily unused commitments under the New Tranche B-3 DDTL Facility, payable quarterly in arrears. Voluntary prepayments and debt incurrence-related mandatory prepayments of the senior secured new tranche B-3 term loans are subject to the prepayment premiums as set forth in the senior secured credit agreement. On December 16, 2021, a portion of the proceeds from the initial borrowings under the senior secured new tranche B-3 term loan facilities was applied to refinance and repay in full the outstanding principal amount of senior secured prior tranche B-1 and tranche B-2 term loans, together with applicable prepayment premiums and accrued and outstanding interest thereon as of the date of repayment, resulting in loss on early extinguishment of debt of $49 million. The balance of the proceeds from such initial borrowings and amounts available to be borrowed under the New Tranche B-3 DDTL Facility may be used for transaction fees and costs and other general corporate purposes.

At the option of the Borrower (upon prior written notice), amounts borrowed under one or more of the senior secured credit facilities (as selected by the Borrower) may be voluntarily prepaid, and/or unused commitments thereunder may be voluntarily reduced or terminated, in each case, in whole or in part, at any time without premium or penalty (other than (i) any applicable prepayment premium required to be paid pursuant to the senior secured credit agreement, and (ii) customary breakage costs in connection with certain prepayments of loans bearing interest at a rate based on LIBOR). Subject to certain exceptions set forth in the senior secured credit agreement, the Borrower is required to prepay the senior secured term loans with (i) 50% (subject to leverage-based step-downs) of annual excess cash flow (as defined in the credit agreement) in excess of a threshold amount, (ii) 100% (subject to leverage-based step-downs) of the net cash proceeds from certain asset sales and casualty events, subject to customary reinvestment rights, (iii) 100% of the net cash proceeds from the incurrence of certain indebtedness and (iv) other than in connection with the consummation of the business combination with APSG pursuant to the Business Combination Agreement, 50% of the net cash proceeds from the consummation of any initial public offering (or similar transaction) of the common stock of GBT (or a parent entity thereof).

The senior secured revolving credit facility has (i) a $30 million sublimit for extensions of credit denominated in certain currencies other than U.S. dollars, (ii) a $10 million sublimit for letters of credit, and (iii) a $10 million sublimit for swingline borrowings. Extensions of credit under the senior secured revolving credit facility are subject to customary borrowing conditions. The Borrower is required to pay a fee of 0.375% per annum on the average daily unused commitments under the senior secured revolving credit facility, payable quarterly in arrears. As of both December 31, 2021 and 2020, no borrowings or letters of credit were outstanding under the senior secured revolving credit facility.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest on the senior secured credit facilities is payable quarterly in arrears (or, if earlier in the case of LIBOR loans, at the end of the applicable interest period). The effective interest rate on the senior secured term loans for the year ended December 31, 2021 was approximately 7%.

Security; Guarantees

GBT UK TopCo Limited, a wholly-owned direct subsidiary of GBT, and certain of its direct and indirect subsidiaries, as guarantors (such guarantors, collectively with the Borrower, the “Loan Parties”), provide an unconditional guarantee, on a joint and several basis, of all obligations under the senior secured credit facilities and under cash management agreements and swap contracts with the lenders or their affiliates (with certain limited exceptions). Subject to certain cure rights, as of the end of each fiscal quarter, at least 70% of the consolidated total assets of the Loan Parties and their subsidiaries must be attributable, in the aggregate, to the Loan Parties; provided that such coverage test shall instead be calculated based on 70% of Consolidated EBITDA (as defined in the senior secured credit agreement) of the Loan Parties and their subsidiaries for the four prior fiscal quarters, commencing with the first quarterly test date after January 2021 on which Consolidated EBITDA of the Loan Parties and their subsidiaries exceeds $100 million. Further, the lenders have a first priority security interest in substantially all of the assets of the Loan Parties.

Covenants

The senior secured credit agreement contains various affirmative and negative covenants, including certain financial covenants (see below) and limitations (subject to exceptions) on the ability of the Loan Parties and their subsidiaries to: (i) incur indebtedness or issue preferred stock; (ii) incur liens on their assets; (iii) consummate certain fundamental changes (such as acquisitions, mergers, liquidations or changes in the nature of the business); (iv) dispose of all or any part of their assets; (v) pay dividends or other distributions with respect to, or repurchase, any equity interests of any Loan Party or any equity interests of any direct or indirect parent company or subsidiary of any Loan Party; (vi) make investments, loans or advances; (vii) enter into transactions with affiliates and certain other permitted holders; (viii) modify the terms of, or prepay, any of their subordinated or junior lien indebtedness; (ix) make certain changes to a Loan Party’s entity classification for U.S. federal income tax purposes or certain intercompany transfers of a Loan Party’s assets if, as a result thereof, an entity would cease to be a Loan Party due to adverse tax consequences; (x) enter into swap contracts; and (xi) enter into certain burdensome agreements.

The senior secured credit agreement also requires that an aggregate amount of Liquidity (as defined in the senior secured credit agreement) equal to at least $200 million be maintained, which, from and after the effectiveness of December 2021 amendments to the senior secured credit agreement is tested on a monthly basis.

The senior secured credit agreement also contains a financial covenant applicable solely to the senior secured revolving credit facility. Such financial covenant requires the first lien net leverage ratio (calculated in a manner set forth under the senior secured credit agreement) to be less than or equal to 3.25 to 1.00 as of the last day of any fiscal quarter on which the aggregate principal amount of outstanding loans and letters of credit under the senior secured revolving credit facility exceeds 35% of the aggregate principal amount of the senior secured revolving credit facility. The senior secured credit agreement provides that such financial covenant is suspended for a limited period of time if an event that constitutes a “Travel MAC” (as defined in the senior secured credit agreement) has occurred and the Loan Parties are unable to comply with such covenant as a result of such event. Such financial covenant did not apply for the period ended December 31, 2021.

As of December 31, 2021, the Company was in compliance with all applicable covenants under the senior secured credit agreement.

Events of Default

The senior secured credit agreement contains default events (subject to certain materiality thresholds and grace periods), which could require early prepayment, termination of the senior secured credit agreement or other enforcement actions customary for facilities of this type. As of December 31, 2021, no event of default existed under the senior secured credit agreement.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization of Debt Discount and Debt Issuance Costs

The Company had total unamortized debt discount and debt issuance costs of $19 million as of both December 31, 2021 and 2020, in relation to the senior secured term loans, which are presented as a deduction from the outstanding principal amount of senior secured term loans. The debt discount and debt issuance costs are amortized over the term of the related debt into earnings as part of the interest expense in the consolidated statements of operations. The changes in total unamortized debt discount and debt issuance costs is summarized below:

	As of December 31,
(in $ millions)	2021	2020	2019
Beginning balance	$19	$10	12
Capitalized during the year	18	12	—
Amortized/written-off during the year	(18)	(3)	(2)
Closing balance	$19	$19	10

During the years ended December 31, 2021, 2020 and 2019, the Company amortized $5 million, $3 million and $2 million, respectively, of debt discount and debt issuance costs. Further, during the year ended December 31, 2021, $13 million of unamortized debt discount and debt issuance costs were written off as loss on extinguishment of debt upon the early repayment of outstanding principal amounts of senior secured prior tranche B-1 and tranche B-2 term loans as discussed above.

Debt Maturities

Aggregate maturities of debt as of December 31, 2021 are as follows:

(in $ millions)	Amount
Year ending December 31,
2022	$3
2023	3
2024	3
2025	233
2026	800
1,042
Less: Unamortized debt discount and debt issuance costs	(19)
Long-term debt, net of unamortized debt discount and debt issuance costs	$1,023

(16) Employee Benefit Plans

Defined Contribution Plan

The Company sponsors several country-specific defined contribution savings plans, which are tax qualified defined contribution plans that allow tax deferred savings by eligible employees to provide funds for their retirement. The Company matches the contributions of participating employees on the basis specified by the plans. The Company’s contributions for these plans were $20 million for each of the years ended December 31, 2021, 2020 and 2019.

Defined Benefit Plans

The Company sponsors both contributory and non-contributory defined benefit pension plans in certain non-U.S. subsidiaries. Under the plans, benefits are based on employees’ years’ of credited service and a percentage of final average compensation, or as otherwise described by the plan. The Company’s most material defined benefit plan in the U.K. is frozen, meaning that no new employees can participate in the plan and the active/former employees do not accrue additional benefits. As of December 31, 2021 and 2020, the aggregate projected benefit obligations of these plans were $1,001 million and $1,046 million, respectively, and the aggregate accumulated benefit obligation of these plans were $975 million and $1,019 million, respectively.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses a December 31 measurement date each year to determine its defined benefit pension obligations. For such plans, the following tables provide a statement of funded status as of December 31, 2021 and 2020 and summaries of the changes in the defined benefit obligation and fair value of plan assets for the years then ended:

	As of December 31,
(in $ millions)	2021	2020
Changes in benefit obligation:
Benefit obligation, beginning of year	$1,046	$890
Service cost	6	7
Interest cost	13	15
Plan participants’ contribution	1	1
Actuarial (gain) loss, net	(18)	131
Benefit paid	(22)	(26)
Plan amendments	(1)	3
Curtailments and settlements	(3)	(16)
Expenses paid from assets	(1)	(2)
Currency translation adjustment	(20)	43
Benefit obligation, end of year	1,001	1,046
Change in fair value of plan assets
Fair value of plan assets, beginning of year	634	549
Employer contributions	25	25
Plan participants’ contributions	1	1
Benefits paid	(22)	(26)
Actual return on plan assets	47	68
Expenses paid from assets	(1)	(2)
Plan settlements	(3)	(11)
Currency translation adjustments	(11)	30
Fair value of plan assets, end of year	$670	$634
Unfunded status	$331	$412

The amount included in accumulated other comprehensive loss that has not been recognized as a component of net periodic pension benefit (cost) is as follows:

	As of December 31,
(in $ millions)	2021	2020
Unrecognized net actuarial loss	$150	$190
Prior service cost	3	5
Total	153	195
Deferred taxes	(25)	(35)
Amounts recognized in accumulated other comprehensive loss	$(128)	$160

The following table provides the components of net periodic pension benefit (cost) for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(in $ millions)	2021	2020	2019
Service cost	$6	$7	$7
Interest cost	13	15	19
Expected return on plan assets	(25)	(24)	(26)
Amortization of actuarial loss (gain)	4	2	—
Curtailments and settlements	(1)	4	—
Net periodic pension (benefit) cost	$(3)	$4	$—

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average assumptions used to determine the net periodic pension benefit (cost) and projected benefit obligation were as follows:

	Year ended December 31,
	2021	2020	2019
Net periodic pension (benefit) cost:
Interest cost discount rate	1.2%	1.8%	2.5%
Expected long-term return on plan assets	4.4%	4.4%	5.5%
Rate of compensation increase	2.6%	2.6%	2.6%
Projected benefit obligation:
Discount rate	1.7%	1.2%

The discount rate assumption is developed by determining a constant effective yield that produces the same result as discounting projected plan cash flows using high quality (AA) bond yields of corresponding maturities as of the measurement date. The expected long-term rate of return for plan assets has been determined using historical returns for the different asset classes held by the Company’s trusts and its asset allocation, as well as inputs from internal and external sources regarding expected capital market return, inflation and other variables.

The Company seeks to produce a return on investment for the plan assets that is based on levels of liquidity and investment risk that are prudent and reasonable, given prevailing market conditions. The Company’s overall investment strategy for plan assets is to provide and maintain sufficient assets to meet obligations both as an ongoing business, as well as in the event of termination, at the lowest cost consistent with prudent investment management, actuarial circumstances and economic risk, while minimizing the earnings impact. The assets of the plans are managed in the long-term interests of the participants and beneficiaries of the plans. The Company manages this allocation strategy with the assistance of independent diversified professional investment management organizations. The assets and investment strategy of the Company’s material defined benefit plans are managed by independent custodians. Diversification is provided by using an asset allocation primarily between equity, debt, real estate and other funds in proportions expected to provide opportunities for reasonable long-term returns with acceptable levels of investment risk.

The weighted average asset allocations as of December 31, 2021 and 2020 were:

	2021		2020
	Actual	Target	Actual	Target
Asset Class	Allocations	Allocations	Allocations	Allocations
Equity securities	15%	4%	11%	4%
Debt securities	38	21	30	33
Other	47	75	59	63
Total	100%	100%	100%	100%

The table below sets out the fair value of pension plan assets as of December 31, 2021:

	As of December 31, 2021
(in $ millions)	Level 1	Level 2	Level 3	Total
Equity funds	$—	$73	$28	$101
Debt funds	—	246	11	257
Real estate funds	—	72	19	91
Other	7	123	33	163

	$7	$514	$91	612
Other investments measured at NAV				58
Total fair value of plan assets				$670

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below sets out the fair value of pension plan assets as of December 31, 2020:

	As of December 31, 2020
(in $ millions)	Level 1	Level 2	Level 3	Total
Equity funds	$—	$—	$22	$22
Debt funds	—	103	11	114
Real estate funds	—	—	90	90
Other	4	117	95	216
	$4	$220	$218	442
Other investments measured at NAV				192
Total fair value of plan assets				$634

Equity and debt securities are primarily held in pooled investment funds that are valued based on the fair value provided by the fund administrator. Other investments primarily consist of cash equivalents and investments in other diversified funds. The Company has taken practical expedient for investments that are measured at fair value using the Net Asset Value (“NAV”) and has not classified them in the fair value hierarchy. The fair value amounts presented in the “Other investments measured at NAV” are intended to permit reconciliation of the pension plan assets presented within the fair value hierarchy to the closing balance of total fair value of plan assets.

The Company contributed $25 million, $25 million and $36 million to fund its defined benefit pension plans during the years ended December 31, 2021, 2020 and 2019, respectively. Annual contributions to the Company’s defined benefit pension plans are based on several factors that may vary from year to year. The Company’s policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit plan and tax laws, plus such additional amounts as the Company determines to be appropriate. Past contributions are not always indicative of future contributions. Based on current assumptions, the Company expects to make $25 million in contributions to its defined benefit pension plans in 2022.

The Company expects the defined benefit pension plans to make the following estimated future benefit payments:

(in $ millions)	Amount
2022	$22
2023	24
2024	24
2025	26
2026	26
2027-2031	149

(17) Other non-current liabilities

Other non-current liabilities primarily include asset retirement obligations mainly associated with closure, reclamation and removal costs for leasehold premises. The Company’s asset retirement obligations were approximately $13 million and $7 million as of December 31, 2021 and 2020, respectively. Estimated asset retirement obligation costs and settlement dates, which affect the carrying value of the liability and the related capitalized asset, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the obligation.

(18) Commitments and Contingencies

Purchase Commitment

In the ordinary course of business, the Company makes various commitments to purchase goods and services from specific suppliers, including those related to capital expenditures. As of December 31, 2021, the Company had approximately $218 million of

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

outstanding non-cancellable purchase commitments, primarily relating to service, hosting and licensing contracts for information technology, of which $68 million relates to the year ending December 31, 2022. These purchase commitments extend through 2025.

Guarantees

The Company has obtained bank guarantees in respect of certain travel suppliers and real estate lease agreements amounting to $25 million as of December 31, 2021. Certain of these bank guarantees require the Company to maintain cash collateral which has been presented as restricted cash within other non-current assets in the Company’s consolidated financial statements.

Legal Contingencies

The Company recognizes legal fees as incurred when the legal services are provided.

Based on its current knowledge, and taking into consideration its litigation-related liabilities, the Company believes it is not a party to any pending legal proceeding or governmental examination that would have a material adverse effect on the Company’s consolidated financial condition or liquidity.

(19) Equity-Based Compensation

The Company has an equity-based long-term management incentive plan (the “Plan”), the GBT JerseyCo Limited Amended and Restated Management Incentive Plan, originally adopted on June 30, 2014 and most recently amended and restated on December 2, 2021 under which options to purchase a class of GBT shares (referred to as “MIP Shares”) are generally granted to key management employees and certain directors of the Company. As of December 31, 2021, approximately 4.8 million MIP Shares were reserved for issuance under the Plan. Any MIP Shares issued under the Plan (i) will be non-voting; (ii) will entitle the holder thereof to proportionally share profits of the Company in accordance with separate allocation and distribution provisions set forth under the amended and restated shareholders agreement between Amex Coop and Juweel (the “Shareholders Agreement”); and (iii) will entitle the holder thereof to receive dividends declared on MIP Shares issued under the Plan, from time to time in accordance with allocation and distribution provisions set forth in the Shareholders Agreement. As a general matter, neither the options granted nor any MIP Shares issued under the Plan will be entitled to share in any profits or capital of GBT until certain thresholds of distributions to Amex Coop and Juweel have been satisfied. Under the current terms, neither the options granted nor any MIP Shares issued under the Plan will trade or be listed on any stock exchange. As of December 31, 2021, no MIP Shares were issued and outstanding under the Plan.

Under the Plan, the Company grants options to purchase MIP Shares to employees, which generally vest in three to five equal installments on each anniversary of the grant date. The options have a contractual life of ten years from the grant date. There are no performance conditions associated with the vesting of the options. The exercise price of options granted under the plan is 100% of the fair market value of the shares subject to the award, determined as of the date of grant, or such higher amount as the compensation committee may determine in connection with the grant.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Black Scholes model is used to determine the weighted average fair value of the options. A market and income approach is used to determine the enterprise fair value of the Company. The equity fair value is then allocated to the options. The table below presents the activity of the Company’s options granted under the Plan for the year ended December 31, 2021:

		Weighted average	Weighted average
	Number of	exercise	remaining	Aggregate intrinsic
	options	price per share	contractual term	value (in $millions)
Balance as of December 31, 2020	2,994,600	$58.30
Granted	1,272,515	$87.85
Forfeited	(52,267)	$68.26
Exercised(1)	(41,400)	$55.49
Balance as of December 31, 2021	4,173,448	$67.22
Exercisable as of December 31, 2021	2,624,873	$55.93	4.8 years	84
Expected to vest as of December 31, 2021	1,548,575		9.5 years	3
(1)	During the year ended December 31, 2021, 41,400 vested MIP Options were exercised and net settled in cash for $1 million.

The key assumptions used in the valuation of the options granted in 2021 and 2019 are presented in the table below. There were no options granted in 2020.

Assumption	2021	2019
Annual risk-free interest rate	1.15%	1.75%
Equity volatility	29%	25%
Expected average life of options	6 years	2 years
Dividend yield	0%	0%

The annual risk-free interest rate is determined by considering the U.S. treasury yield risk-free interest rate that corresponds with the expected term of the award. The expected volatility has been determined by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the awards. The expected term is based on the average period the stock-based awards are expected to remain outstanding. Dividend yield of zero was determined as the Company currently does not pay any dividend.

Total equity-based compensation expense recognized in the Company’s consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019 amount to $3 million, $3 million and $6 million, respectively, and is included within general and administrative expense on the consolidated statements of operations. The Company expects compensation expense, related to unvested stock options, of approximately $35 million to be recognized over the remaining weighted average period of 3 years.

(20) Shareholders’ Equity

In August 2020, the then-existing shareholders of GBT entered into equity commitment letters with GBT pursuant to which each of Amex Coop and Juweel, in their respective capacities as shareholders of GBT, committed to provide up to $150 million each (up to $300 million in the aggregate) of preferred equity financing to GBT, subject to the terms and conditions set forth therein (the “Shareholders Equity Commitments”). The Shareholders Equity Commitments were originally scheduled to survive for a period of one year from the date of execution, which termination date was extended to August 2022 in connection with the $200 million senior secured prior tranche B-2 term loan facility that was established in January 2021 (see note 15 — Long- term Debt). In connection with this, in January 2021, GBT amended its memorandum and articles of association to include preferred shares within its authorized share capital structure.

On November 1, 2021, concurrently with the completion of the Egencia acquisition (see note 9 —  Business Acquisitions) GBT, Juweel and Amex Coop entered into a second amended and restated shareholders agreement providing for certain corporate governance rights, including composition of the board of directors of GBT, certain approval rights, certain restrictions on transfer of

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

shares of GBT and certain information rights. This agreement superseded the initial shareholders agreement entered into on June 30, 2014, as amended, restated and supplemented from time to time. Also, GBT further amended its memorandum of association to (i) redesignate the authorized and issued ordinary shares to Amex Coop and Juweel as voting ordinary shares and (ii) provide for a new class of non-voting ordinary shares as part of GBT’s authorized share capital.

The following classes of GBT shares were issued and outstanding as of December 31, 2021:

Preferred Shares:   GBT’s amended memorandum and articles of association includes authorized share capital consisting of 3 million preferred shares of nominal value €0.00001 per preferred share, as a class of share with no voting rights. Subject to the terms of the Shareholders Agreement, the holders of preferred shares are entitled to receive, when, as and if declared by the board of directors of GBT out of funds of GBT legally available therefor, cumulative dividends at the rate of 12% per share per annum; provided, that if any preferred share remains issued and outstanding following September 15, 2023, the dividend rate with respect to such preferred share increases to 14% per share per annum from and after September 15, 2023, for so long as such preferred share remains outstanding. Further, the total amount of dividends on such preferred shares is computed on a cumulative basis and compounded daily in accordance with the terms of the Shareholders Agreement and GBT’s memorandum and articles of association. The preferred shares are redeemable, in whole or in part, at the election of the Company, at any time at a price per share equal to the unreturned capital contributions associated with such preferred share plus accrued and unpaid cumulative dividends thereon to the date of redemption.

During the year ended December 31, 2021, GBT issued 1.5 million preferred shares in equal proportion to Amex Coop and Juweel for a total consideration of $150 million, under the above Shareholders Equity Commitments. During the year ended December 31, 2021, the Company accrued a dividend of $10 million on such preferred shares. As the preferred shares of GBT were issued to the current ordinary shareholders, although the preferred shares are redeemable at the option of GBT, these have been classified as mezzanine equity.

Voting Ordinary Shares:   GBT has authorized 40 million of voting ordinary shares of nominal value €0.00001 per voting ordinary share representing, as a class, a right to equity capital and profits of the Company. This class of shares has voting rights. As of December 31, 2021, the Company had 36 million voting ordinary shares issued and outstanding.

Non-Voting Ordinary Shares:   GBT has authorized 15 million of non-voting ordinary shares of nominal value €0.00001 per non-voting ordinary share representing, as a class, a right to equity capital and profits of the Company. This class of shares has no voting rights. Upon completion of the Egencia acquisition, GBT issued 8,413,972 non-voting ordinary shares to Juweel that remained outstanding as of December 31, 2021.

Profit Shares:   GBT has 800,000 authorized, issued and outstanding Profit Shares of nominal value €0.00001 per Profit Share representing, as a class, a right to share in 2% of the Company’s profits. Profit Shares have no voting rights. The entire Profit Shares have been issued to Juweel.

MIP Shares:   See note 19 — Equity-Based Compensation

Transfer Restrictions and Other Shareholder Rights

Preferred shares, voting ordinary shares, non-voting ordinary shares and Profit Shares are subject to the terms of the Shareholders’ Agreement, including provisions regarding tax distributions and transfer restrictions. Shares issued under the Plan are subject to a Management Stockholders’ Agreement, which includes customary provisions regarding tax distributions, transfer restrictions and clawbacks, where permissible.

Distributions

Any payment in respect of the shares is to be allocated among the classes of shares as set out within the Shareholders Agreement.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2019, the Company made capital distributions of $56 million to its shareholders for the anticipated taxes due on the allocable share of the Company’s profits. There were no such capital distributions to the shareholders for the anticipated taxes for the years ended December 31, 2021 and 2020. Further, for each of the years ended December 31, 2020 and 2019, the Company made capital distributions of $1 million to cover certain administrative costs of its shareholders. There was no such capital distribution to cover administrative costs of the shareholders for the year ended December 31, 2021.

See the discussion above for dividends on preferred shares accrued during the year ended December 31, 2021.

Antidilution and Related Adjustments

Notwithstanding anything in the Company’s articles of association, the Board of Directors shall have the right to make adjustments to the rights of the option (or MIP Shares issued thereof) holders without the consent of such option (or MIP Shares issued thereof) holders as it deems necessary or appropriate to avoid the dilution or enhancement of rights or interests in the event of certain changes in the capitalization of the Company.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents certain components of revenues, expenses, gains and losses that are included in comprehensive income (loss) but are excluded from net income (loss). Other comprehensive income (loss) amounts are recorded directly as an adjustment to total equity, net of tax. Accumulated other comprehensive loss, net of tax, consisted of:

	Currency	Defined	Unrealized gain on	Total accumulated
	translation	benefit plan	hedge of investments	other
(in $millions)	adjustments	related	in foreign subsidiary	comprehensive loss
Balance as of December 31, 2018	(17)	(26)	4	(39)
Net changes during the year, net of tax benefit(1)	(4)	(55)	—	(59)
Balance as of December 31, 2019	(21)	(81)	4	(98)
Net changes during the year, net of tax benefit(1)	(2)	(79)	—	(81)
Balance as of December 31, 2020	(23)	(160)	4	(179)
Net changes during the year, net of tax expense(1)	(15)	32	—	17
Balance as of December 31, 2021	(38)	(128)	4	(162)
(1)	The tax (expense) benefit relates to defined benefit pension plans and amount to $(10) million, $15 million and $12 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Amounts in accumulated other comprehensive loss are presented net of the related tax impact. Reclassifications out of accumulated other comprehensive losses related to actuarial losses and prior service costs is included as component of net periodic pension benefit (cost) included within other income (expense), net, in the Company’s consolidated statements of operations.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(21) (Loss) Earnings per share

The following table reconciles the numerators and denominators used in the computation of basic and diluted (loss) earnings per share from continuing operations:

	Year ended December 31,
(in $millions, except share and per share data)	2021	2020	2019
Numerator – Basic and diluted (loss) earnings per share:
Net (loss) income / Net (loss) income from continuing operations	$(475)	$(619)	$138
Net loss (income) attributable to non-controlling interests in subsidiaries	2	1	(4)
Preferred shares dividend	(10)	—	—
Net (loss) income / Net (loss) income from continuing operations attributable to the shareholders of the Company’s ordinary shares	$(483)	$(618)	$134
Denominator – Basic (loss) earnings per share:
Weighted average ordinary shares outstanding	37,406,171	36,000,000	36,000,000
(Loss) earnings per share from continuing operations attributable to the shareholders of the Company’s ordinary shares – Basic	$(12.91)	$(17.18)	$3.72
Denominator – Diluted (loss) earnings per share:
Number of ordinary shares used for basic (loss) earnings per share from continuing operations	37,406,171	36,000,000	36,000,000
Weighted average effect of dilutive securities
Stock options	—	—	1,102,120
Weighted average ordinary shares outstanding	37,406,171	36,000,000	37,102,120
(Loss) earnings per share from continuing operations attributable to the shareholders of the Company’s ordinary shares – Diluted	$(12.91)	$(17.18)	$3.61

Basic (loss) earnings per share is based on the weighted average number of ordinary shares outstanding during each period. Diluted (loss) earnings per share is based on the weighted average number of ordinary shares outstanding and the effect of all dilutive share equivalents during each period.

For the year ended December 31, 2021, the Company has less than 1 million of weighted average share equivalents primarily associated with the Company’s stock options that were excluded from the calculation of diluted earnings per share as their inclusion would have been antidilutive, as the Company had incurred loss during the year.

(22) Fair Value Measurements

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Pension plan assets — see note 16 — Employee Benefit Plans for fair value information on the Company’s pension plan assets.

Assets that are Measured at Fair Value on a Non-recurring Basis

Assets that are required to be measured at fair value on a non-recurring basis include goodwill, property and equipment, equity-method investments, operating lease ROU assets and other intangible assets. The Company’s impairment review of goodwill is performed annually on December 31 each year. In addition, goodwill, property and equipment, equity-method investments, operating lease ROU assets and other intangible assets are reviewed for impairment if events and circumstances indicate that their carrying amounts may not be recoverable.

The Company identified the on-going impact of the COVID-19 pandemic on its current and projected future results of operations as a triggering event requiring quantitative assessment of its property and equipment, equity-method investments, operating lease ROU assets and other intangible assets in 2021. The Company utilized level 3 inputs based on management’s best estimates and

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assumptions in performing its quantitative assessment. The Company determined that, except for certain equity method investments (see note 8 — Equity Method Investments), and operating lease ROU assets, no such other assets were impaired.

Other Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, due from affiliates, other current assets, accounts payable, due to affiliates and accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

The fair value of the Company’s senior secured initial term loans was determined by considering their fair value based on quoted prices for identical debt instruments when traded as assets and is categorized within Level 2 of the fair value hierarchy. The fair values of the Company’s senior secured prior tranche B-2 term loans and senior secured new tranche B-3 term loans were deemed to be their issuance cost due to a short period of time lapsed since their issuance. The fair values of the Company’s outstanding senior secured term loans are as follows:

	As of December 31, 2021		As of December 31, 2020
	Carrying	Fair	Carrying	Fair
(in $millions)	amount(1)	Value	amount(1)	value
Senior secured initial term loans	$236	$233	$237	$231
Senior secured prior tranche B-1 term loans	$—	$—	$387	$399
Senior secured new tranche B-3 term loans	$787	$800	$—	$—
(1)	Outstanding principal amount of senior secured term loans less unamortized debt discount and debt issuance costs.

(23) Related Party Transactions

The following summaries relate to certain related party transactions entered into by the Company with certain of its shareholders, its shareholders affiliates and the Company’s affiliates.

Advisory Services Agreement

On March 2, 2016, the Company entered into an advisory services agreement with Certares Management Corp. (“Certares”), an indirect equity owner of the Company, pursuant to which Certares agreed to provide certain advisory services to the Company for which fees of approximately $2.5 million were incurred for each of the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021 and 2020, the Company had $4.4 million and $2.0 million as amounts payable to Certares under this agreement. The agreement is expected to terminate upon the consummation of the Business Combination Agreement.

Commercial Agreements

In June 2014, in connection with, and as part of, the formation of the Company, GBT III B.V. entered into a series of commercial arrangements on an arm’s-length basis with affiliates of Amex Coop. These arrangements included, among other things, affiliates of Amex Coop’s oversight of certain legal compliance functions of the Company’s business, services in support of the affiliates of Amex Coop’s consumer services and consumer travel businesses, including the Company’s support of certain affiliates of Amex Coop’s partnerships and the parties’ joint negotiation with travel suppliers, American Express card acceptance by the Company as an American Express card merchant, the strategic relationship between the Company and affiliates of Amex Coop’s corporate payments/commercial services business, including lead generation, joint client services and product development, and data sharing, the provision of business travel and meetings and events services by the Company to affiliates of Amex Coop’s, the provision of corporate payments services by the affiliates of Amex Coop’s to the Company and participation in the American Express Membership Rewards Program for the provision of bonus points to qualifying clients of the Company. Subsequent to reorganization in 2019, certain of these contracts were assigned to GBT. In anticipation of, and effective upon, the consummation of the business combination with APSG, the parties agreed to amend the terms of certain of these commercial arrangements.

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In respect of the above agreements, included in the operating costs are costs of approximately $10 million, $12 million and $34 million in charges from affiliates of Amex Coop for the years ended December 31, 2021, 2020 and 2019, respectively. Revenues also include income from affiliates of Amex Coop for approximately $19 million, $21 million and $23 million for the years ended December 31, 2021, 2020 and 2019, respectively. Amounts payable to affiliates of Amex Coop under these agreements as of December 31, 2021 and 2020, were $16 million and $4 million, respectively. Amounts receivable from affiliates of Amex Coop under these agreements was $15 million as of both December 31, 2021 and 2020.

Apart from above, there are certain tax indemnity (see note 4 — Income Taxes) and other agreements between the Company and affiliates of Amex Coop. Amounts payable to affiliates of Amex Coop as of December 31, 2021 and 2020, in respect of such agreements, were $2.0 million and $2.7 million, respectively. Amounts receivable from affiliates of Amex Coop in respect of such agreements were $0.3 million and $0.2 million as of December 31, 2021 and 2020, respectively.

License of American Express Marks

In June 2014, in connection with, and as part of, the formation of the Company, GBT US LLC, a wholly-owned subsidiary of GBT, entered into a royalty-free trademark license agreement with American Express pursuant to which GBT US LLC was granted a license for GBT US, GBT III B.V., all wholly-owned subsidiaries of GBT III B.V. and other permitted sublicensees to license the American Express trademarks used in the American Express Global Business Travel and American Express Meetings & Events brands for business travel, business consulting and meetings and events businesses on a royalty-free, exclusive, non-assignable, non-sublicensable (other than as set out in the agreement), and worldwide basis.

In connection with the consummation of the business combination with APSG, the parties will amend and restate the foregoing trademark license agreement to grant GBT Travel Services UK (“GBT UK”), an indirect wholly owned subsidiary of GBT, a long-term, 11-year license (unless earlier terminated or extended) pursuant to which GBT UK, all wholly owned operating subsidiaries of GBT’s publicly listed entity and other permitted sublicensees will continue to license the American Express trademarks used in the American Express Global Business Travel brand, transition the American Express Meetings & Events brand to the American Express GBT Meetings & Events brand, and license the American Express trademarks used in the American Express GBT Meetings & Events brand for business travel, meetings and events, business consulting and other services related to business travel (“Business Travel Services”). This amended and restated trademark license agreement will also provide GBT’s publicly listed entity the flexibility to operate non-Business Travel Services businesses under brands that do not use any trademarks owned by American Express, subject to certain permissibility and other requirements.

Shareholders Agreement

On June 30, 2014, GBT entered into a shareholders agreement with its then shareholders American Express and a predecessor of Juweel, which contains agreements among the parties with respect to, among other things, board designation rights, consent rights, drag-along and tag-along rights, pre-emptive rights, registration rights and restrictions on the transfer of our shares. On December 10, 2019, in connection with an internal restructuring of GBT, the original shareholders agreement was superseded, and affiliates of Amex Coop., Juweel and GBT entered into a new shareholders agreement. The new shareholders agreement was further amended and restated on March 15, 2021, to, among other things, provide for GBT preferred shares and amend and restate certain other rights and obligations with respect to the GBT capital stock and GBT, and was further amended and restated on November 1, 2021, in connection with the acquisition of Egencia. The consent rights and restrictions on tag-along, drag-along and pre-emptive rights, as well as certain of the restrictions on transfers of shares under the shareholders agreement, terminate upon the consummation of the business combination with APSG. In connection with the business combination with APSG, the Company will enter into a new shareholders agreement that will supersede the current shareholders agreement and will include provisions with respect to tax matters and corporate governance following the business combination with APSG.

Commercial and Operating Agreements with Expedia

In connection with the acquisition of Egencia, on November 1, 2021, an affiliate of GBT and an affiliate of Expedia entered into a ten-year term marketing partner agreement to provide the GBT’s corporate clients with access to Expedia group hotel content (the “EPS Agreement”). The EPS Agreement requires an affiliate of Expedia to meet certain competitiveness thresholds with respect to the

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expedia group hotel content offered to GBT and requires GBT to satisfy certain share of wallet commitments to the affiliate of Expedia (including the making of cash shortfall payments in the event of share of wallet failure, subject to offset based on outperformance by GBT in subsequent periods). The GBT’s share of wallet obligations are subject to adjustment for future acquisitions and dispositions and the failure of the affiliate of Expedia to meet agreed competitiveness thresholds. As a result of the above agreement, the Company recognized revenue of $8 million for the period ended December 31, 2021 and as of December 31, 2021, the Company had a $4 million receivable from the affiliate of Expedia.

As part of the Egencia acquisition, on November 1, 2021, GBT UK entered into a Transition Services Agreement with Expedia, Inc. (the “Egencia TSA”), pursuant to which Expedia, Inc. (an affiliate of Expedia) and its affiliates provide certain transition services to GBT UK and its affiliates to facilitate an orderly transfer of Egencia from Expedia to GBT. The initial term of the Egencia TSA is 18 months. The initial term of each service is set forth in the Egencia TSA, and the term of certain services is subject to extension under certain circumstances. GBT UK has the right to terminate services for convenience upon prior written notice to Expedia, Inc. For services provided by Expedia to Egencia prior to the Egencia acquisition, pricing under the Egencia TSA is determined in the same manner as pricing for such services was historically determined by Expedia, Inc. For services that were not provided by Expedia, Inc. to Egencia prior to the Egencia acquisition, in general pricing is equal to the cost of providing such services. For the period ended December 31, 2021, the total cost charged to the Company was approximately $8 million that was included in the Company’s consolidated statements of operations and as of December 31, 2021 the Company had a payable to Expedia Inc. of $8 million.

As of November 1, 2021, the date the Egencia acquisition was consummated, Egencia had a balance payable to Expedia of $26 million on account of pre-acquisition transactions between Egencia and Expedia. Further, pending completion of transition of several processes, Expedia collected cash on behalf of Egencia for several of Egencia’s transactions. As a result, as of December 31, 2021, Egencia had a net payable of $16 million to Expedia.

(24) Segment Information

Reportable segments are determined based upon the Company’s internal organizational structure; the manner in which the Company’s operations are managed; the criteria used by the Company’s Chief Executive Officer, who is also the Company’s Chief Operating Decision Maker (“CODM”), to evaluate segment performance; the availability of separate financial information utilized on a regular basis by the CODM to assess financial performance and to allocate resources; and overall materiality considerations. All significant operating decisions are based on analysis of the Company as a single global business. The Company has determined it has two operating segments, Business Travel and Meetings and Events, that have been aggregated and presented as one reportable segment due to their similar economic characteristics, nature of services provided, type of customers, methods used to provide services and regulatory environment.

The financial measures which the Company’s CODM uses to evaluate the performance of the Company are net revenue and Adjusted EBITDA, which is defined as net income (loss) before interest income, interest expense, benefit from (provision for) income taxes, and depreciation and amortization and further excluding costs that management believes are non-core to the underlying business of the Company including restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation, certain corporate costs, foreign currency gains (losses), non-service components of net periodic pension benefit (cost) and gains (losses) on disposal of business. The CODM also regularly reviews revenue by transaction type — Travel Revenue and Products and Professional Services Revenue (see note 3 — Revenue from Contracts with Customers).

GBT JERSEYCO LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company maintains operations in the United States, United Kingdom and other international territories. The table below presents the Company’s revenue and long-lived assets, comprising property and equipment, net, and operating lease ROU assets, by geographic location:

	United	United	All other
(in $millions)	States	Kingdom	countries	Total
Revenue
Year ended December 31, 2021	$226	$276	$261	$763
Year ended December 31, 2020	$191	$314	$288	$793
Year ended December 31, 2019	$511	$925	$683	$2,119
Long-lived assets
As of December 31, 2021	$100	$76	$99	$275
As of December 31, 2020	$38	$93	$118	$249

The geographical determination of revenue is based on the jurisdiction of the legal entity contracting with the customer. No single customer accounted for 10 percent or more of the Company’s revenue for the years ended December 31, 2021, 2020 and 2019. Similarly, no single customer accounted for 10 percent or more of the accounts receivable balance as of December 31, 2021 and 2020.

(25) Subsequent Events

The Company has evaluated and recognized or disclosed subsequent events, as appropriate, through March 21, 2022, the date the consolidated financial statements as of and for the year ended December 31, 2021 were available for issuance.

GBT JERSEYCO LIMITED

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

DECEMBER 31, 2021, 2020 AND 2019

	Balance at	Charged to	Write-offs
	beginning	expense or	and other	Balance at
(in $ millions)	of year	other accounts	adjustments	end of year
Allowance for doubtful debts
Year ended December 31, 2021	$14	$(5)	$(5)	$4
Year ended December 31, 2020	$11	$4	$(1)	$14
Year ended December 31, 2019	$10	$—	$1	$11
Valuation allowance for deferred tax assets
Year ended December 31, 2021	$119	$(1)	$(2)	$116
Year ended December 31, 2020	$88	$31	$—	$119
Year ended December 31, 2019	$89	$(1)	$—	$88

EGENCIA

(A BUSINESS WITHIN THE B2B SEGMENT OF EXPEDIA GROUP, INC.)

COMBINED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

EGENCIA

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended
	September 30,
	2021	2020

	(In millions)
Revenue	$55	$26
Cost and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	(38)	(40)
Selling and marketing	(27)	(31)
Technology and content	(16)	(13)
General and administrative	(9)	(11)
Depreciation and amortization	(12)	(13)
Restructuring and related reorganization charges	(8)	(31)
Operating (loss) income	(55)	(113)
Other, net	1	—
Total other income (expense), net	1	—
Loss before income taxes	(54)	(113)
Benefit (provision) for income taxes	1	(18)
Net loss	$(53)	$(131)

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine months ended
	September 30,
	2021	2020

	(In millions)
Revenue	$123	$156
Cost and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	(112)	(162)
Selling and marketing	(86)	(104)
Technology and content	(53)	(47)
General and administrative	(33)	(37)
Depreciation and amortization	(36)	(39)
Restructuring and related reorganization charges	(9)	(52)
Operating (loss) income	(206)	(285)
Other, net	2	1
Total other income (expense), net	2	1
Loss before income taxes	(204)	(284)
Benefit (provision) for income taxes	2	2
Net loss	$(202)	$(282)

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended
	September 30,
	2021	2020

	(In millions)
Net loss	$(53)	$(131)
Other comprehensive loss
Foreign currency translation adjustment	(10)	14
Other comprehensive loss	(10)	14
Comprehensive loss	$(63)	$(117)

	Nine months ended
	September 30,
	2021	2020

	(In millions)
Net loss	$(202)	$(282)
Other comprehensive loss
Foreign currency translation adjustment	(18)	1
Other comprehensive loss	(18)	1
Comprehensive loss	$(220)	$(281)

See Notes to the Combined Financial Statements

EGENCIA

COMBINED BALANCE SHEETS

	September 30,	December 31,
	2021	2020
	(Unaudited)
	(In millions)
Assets
Cash and cash equivalents	$171	$363
Restricted cash	9	19
Accounts receivable, net of allowance of $17 and $22	138	68
Income taxes receivable	5	2
Prepaid expenses and other current assets	12	10
Total current assets	$335	$462
Property and equipment, net	49	53
Operating lease right-of-use assets	15	20
Goodwill	122	128
Intangible assets, net	3	7
Other assets	7	9
Total assets	$531	$679
Liabilities and equity
Accounts payable, merchant	$27	$13
Accounts payable, other	10	24
Deferred merchant bookings	1	—
Deferred revenue	2	3
Accrued expenses and other current liabilities	74	105
Due to related party	31	7
Total current liabilities	$145	$152
Deferred income taxes	—	1
Operating lease liabilities	10	13
Other long-term liabilities	9	9
Total liabilities	$164	$175
Commitments and contingencies (Note 8)
Equity:
Net parent investment	437	556
Accumulated other comprehensive loss	(70)	(52)
Total equity	$367	$504
Total liabilities and equity	$531	$679

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENT OF CHANGES IN PARENT’S EQUITY

(Unaudited)

		Accumulated Other
		Comprehensive Loss,	Total Parent’s
Three months ended September 30, 2020	Net Parent Investment	Net of Tax	Equity

	(In millions)
Balance as of June 30, 2020	$560	$(91)	$469
Net loss	(131)	—	(131)
Changes in other comprehensive loss
Foreign currency translation adjustment	—	14	14
Net transfers from parent	140	—	140
Balance as of September 30, 2020	$569	$(77)	$492

		Accumulated Other
		Comprehensive Loss,	Total Parent’s
Nine months ended September 30, 2020	Net Parent Investment	Net of Tax	Equity

	(In millions)
Balance as of December 31, 2019	$754	$(78)	$676
Net loss	(282)	—	(282)
Changes in other comprehensive loss
Foreign currency translation adjustment	—	1	1
Net transfers from parent	97	—	97
Balance as of September 30, 2020	$569	$(77)	$492

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENT OF CHANGES IN PARENT’S EQUITY

(Unaudited)

		Accumulated Other
		Comprehensive Loss,	Total Parent’s
Three months ended September 30, 2021	Net Parent Investment	Net of Tax	Equity

	(In millions)
Balance as of June 30, 2021	$433	$(60)	$373
Net loss	(53)	—	(53)
Changes in other comprehensive loss
Foreign currency translation adjustment	—	(10)	(10)
Net transfers from parent	57	—	57
Balance as of September 30, 2021	$437	$(70)	$367

		Accumulated Other
		Comprehensive Loss,	Total Parent’s
Nine months ended September 30, 2021	Net Parent Investment	Net of Tax	Equity

	(In millions)
Balance as of December 31, 2020	$556	$(52)	$504
Net loss	(202)	—	(202)
Changes in other comprehensive loss
Foreign currency translation adjustment	—	(18)	(18)
Net transfers from parent	83	—	83
Balance as of September 30, 2021	$437	$(70)	$367

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	September 30,
	2021	2020

	(In millions)
Operating activities
Net loss	$(202)	$(282)
Adjustments to reconcile net loss to cash provided by (used in) operating activities
Depreciation	32	35
Amortization of stock-based compensation	17	11
Amortization of intangible assets	4	4
Deferred income taxes	—	(3)
Other, net	(1)	(8)
Changes in operating assets and liabilities:	—	—
Accounts receivable	(75)	224
Prepaid expenses and other current assets	—	8
Accounts payable, merchant	15	(37)
Accounts payable, other and accrued expenses and other liabilities	(40)	25
Income taxes receivable, net	(4)	(1)
Deferred merchant bookings	1	(1)
Deferred revenue	(1)	—
Net cash (used in) provided by operating activities	(254)	(25)
Investing activities
Additions to property and equipment	(20)	(28)
Net cash used in investing activities	(20)	(28)
Financing activities
Net transfers from parent	58	92
Due to related party	24	(34)
Net cash provided by financing activities	82	58
Effect of FX rate changes on Cash, cash equivalents and restricted cash	(10)	5
Net increase (decrease) in Cash, cash equivalents and restricted cash at end of period	(202)	10
Cash, cash equivalents and restricted cash at beginning of period	382	350
Cash, cash equivalents and restricted cash at end of period	$180	$360

	Nine months ended
	September 30,
Reconciliation to amounts within the combined balance sheets:	2021	2020

	(In millions)
Cash and cash equivalents	$171	$348
Restricted cash	9	12
Cash, cash equivalents and restricted cash at end of period	$180	$360

See Notes to the Combined Financial Statements

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

Note 1 — Description of Business and Basis of Presentation

Background: The accompanying combined financial statements and notes present the combined statements of operations, comprehensive income, balance sheets, changes in parent’s equity, and cash flows of Egencia (the “Company”, “our”, or “we”). Egencia is a business within the B2B segment of Expedia Group, Inc. and its subsidiaries (collectively, “Expedia Group” or “Parent”), a publicly traded online travel company whose primary operating activities include empowering business and leisure travelers through technology with tools and information they need to efficiently research, plan, book and experience travel.

The Company is a corporate travel management business that provides, among other things, a global technology platform coupled with local telephone assistance with expert travel consultants, relevant supply targeted at business travelers, and consolidated reporting to clients.

Basis of Presentation: These combined financial statements of the Company were derived from the consolidated financial statements and accounting records of Expedia Group for the three and nine months ended September 30, 2021 and 2020 and as of September 30, 2021 and December 31, 2020, as if the Company were operated on a standalone basis during the periods presented and were prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”). Separate financial statements have not historically been prepared for the Company.

The combined statements of operations of the Company reflect allocations of general corporate expenses from Expedia Group including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, human resources, treasury, risk management, procurement, facilities, technology and content development and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, headcount, and other drivers. Management considers these allocations to be a reasonable allocation of the utilization of services by or the benefits provided to the Company. The allocations may not, however, reflect the expense Egencia would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and facilities. See Note 9 — Related Party Transactions for additional information regarding transactions with Parent and other related party transactions.

The combined balance sheets of the Company include Expedia Group’s assets and liabilities that are specifically identifiable or otherwise attributable to the Company.

In the opinion of management, the accompanying combined financial statements of Egencia contain all adjustments, necessary to present fairly the Company’s financial position as of September 30, 2021 and December 31, 2020 and its results of operations, changes in parent’s equity and cash flows for the three and nine months ended September 30, 2021 and September 30, 2020. However, the combined financial statements may not be indicative of the results of operations, financial position and cash flows if the Company had been an independent standalone entity during the periods presented, nor are they necessarily indicative of the Company’s future results of operations, financial position and cash flows.

Seasonality: Due to COVID-19, which has impacted corporate travel for 2021, we have not experienced our typical bookings, revenue, and profit beginning with the first quarter of 2020. It is difficult to discuss seasonality for the upcoming quarters, given the uncertainty related to the impact from COVID-19 and the shape and timing of any sustained recovery.

Note 2 — Summary of Significant Accounting Policies

Principles of Combination

The Combined Financial Statements include certain assets and liabilities that have historically been held at Expedia Group corporate level but are specifically identifiable or otherwise attributable to Egencia. All significant intracompany transactions and accounts within the Company’s combined businesses have been eliminated.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

Intercompany transactions between the Company and Expedia Group are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows within financing activities and in the combined balance sheets within net parent investment. Deferred Merchant Bookings and Merchant Accounts Payable outstanding as of the period end dates in the combined balance sheets related to transactions that settle in cash between Egencia and Parent and/or Parent’s other subsidiaries have been included in these combined financial statements as Due to related party. See Note 9 — Related Party Transactions for additional information regarding transactions with Expedia Group and other related party transactions.

Accounting Estimates

We use estimates and assumptions in the preparation of our combined financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our combined financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates.

The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business disruptions and adversely impact our results of operations. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Revenue Recognition

We recognize revenue upon transfer of control of our promised services in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

For our primary transaction-based revenue sources, discussed below, we have determined net presentation (that is, the amount billed to a traveler less the amount paid to a supplier) is appropriate for the majority of our revenue transactions as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. We exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel related services or collected by the Company from customers (which are therefore excluded from revenue).

We offer traditional travel services on a stand-alone and package basis generally either through the merchant or the agency business model.

Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our travel suppliers and we are the merchant of record for such bookings.

Under the agency model, we pass reservations booked by the traveler to the relevant travel supplier and the travel supplier serves as the merchant of record for such bookings. We receive commissions or ticketing fees from the travel supplier and/or traveler. For certain agency airline, hotel and car transactions, we also receive fees through global distribution systems (“GDS”) that provide the computer systems through which the travel supplier inventory is made available and through which reservations are booked.

Under the advertising model, we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and transaction-based websites.

The nature of our travel booking service performance obligations vary based on the travel service with differences primarily related to the degree to which we provide post booking services to the traveler and the timing when rights and obligations are triggered in our underlying supplier agreements. We consider both the traveler and travel supplier as our customers.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

Lodging. Our lodging revenue is comprised of revenue recognized under the merchant and agency model.

Merchant Hotel. We provide travelers access to book hotel room reservations through our contracts with lodging suppliers, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the reservation. We record the payment in deferred merchant bookings until the stayed night occurs, at which point we recognize the revenue, net of amounts paid to suppliers, as this is when our performance obligation is satisfied. Payments to suppliers are generally due within 30 days of check-in or stay. In certain instances when a supplier invoices us for less than the cost we accrued, we generally reduce our merchant accounts payable and the supplier costs within net revenue six months in arrears, net of an allowance, when we determine it is not probable that we will be required to pay the supplier, based on historical experience.

Cancellation Fees. Cancellation fees are collected and remitted to the supplier, if applicable.

Agency Hotel. We generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and thus, consider the performance obligation satisfied once the stay occurs. We record an allowance for cancellations on this revenue based on historical experience.

Merchant and Agency Air. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler, and payments due to and from air carriers are typically due at the time of ticketing. We record a reserve for chargebacks and cancellations at the time of the transaction based on historical experience. In certain transactions, the GDS collects commissions from our suppliers and passes these commissions to us, net of their fees. Therefore, we view payments through the GDS as commissions from suppliers and record these commissions in net revenue. Fees paid to the GDS as compensation for their role in processing transactions are recorded as cost of revenue.

Advertising and Media. We record revenue from click-through fees charged to our travel partners for leads sent to the travel partners’ websites. We record revenue from click-through fees after the traveler makes the click-through to the related travel partners’ websites. We record revenue for advertising placements ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the contract. Payments from advertisers are generally due within 30 days of invoicing.

Other. Other primarily includes transaction revenue for booking services related to products such as car, cruise and destination services under the agency business model. We generally record the related revenue when the travel occurs, as in most cases we provide post booking services and this is when our performance obligation is satisfied. Additionally, no rights or obligations are triggered in our supplier agreements until the travel occurs. We record an allowance for cancellations on this revenue based on historical experience. Revenue from other ancillary alternative accommodation services or products are recorded either upon delivery or when we provide the service. Other also includes travel insurance products primarily under the merchant model, for which revenue is recorded at the time the transaction is booked.

Deferred Merchant Bookings. We classify cash payments received in advance of our performance obligations as deferred merchant bookings. At December 31, 2020, $3 million of cash advance cash payments was reported within Deferred merchant bookings and Due to related party, which was recognized during the nine months ended September 30, 2021 resulting in $1 million of net revenue. At September 30, 2021, the related balance was $16 million.

Deferred Revenue. Deferred revenue primarily consists of unearned account management revenue as well as deferred advertising revenue. At December 31, 2020, $3 million was recorded as deferred revenue, $1 million of which was recognized as revenue during the nine months ended September 30, 2021. At September 30, 2021, the related balance was $2 million.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

Our revenue by business model is as follows:

	Three months ended
	September 30,
	2021	2020

	(Unaudited)
	(In millions)
Revenue by Business Model
Merchant	$21	$18
Agency	33	9
Advertising, media and other	1	(1)
Total revenue	$55	$26

	Nine months ended
	September 30,
	2021	2020

	(Unaudited)
	(In millions)
Revenue by Business Model
Merchant	$46	$68
Agency	74	84
Advertising, media and other	3	4
Total revenue	$123	$156

In addition to the revenue by business model, our revenue by geography is as follows:

	Three months ended
	September 30,
	2021	2020

	(Unaudited)
	(In millions)
Revenue by Geography
United States	$23	$10
All other countries	32	16
Total revenue	$55	$26

	Nine months ended
	September 30,
	2021	2020

	(Unaudited)
	(In millions)
Revenue by Geography
United States	$49	$57
All other countries	74	99
Total revenue	$123	$156

Cash, Restricted Cash, and Cash Equivalents

Expedia Group has a centralized cash management arrangement where, on a periodic basis, excess cash balances or deposits are swept into a cash pool and are mixed with cash from other affiliated entities. The sweep accounts are legally held by Expedia Group and are used to fund the requirements of affiliated entities, such as Egencia. The sweep account cash balances are not included within the balances of the carve-out financial statements, as these accounts are legally held by Expedia Group and not Egencia. For purposes of the combined financial statements, cash was included for dedicated legal entities (entities that consist entirely of the Egencia

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

business’ operations) and dedicated accounts of Egencia owned by other legal entities. Restricted cash includes cash and cash equivalents that is restricted through legal contracts, regulations or our intention to use the cash for a specific purpose. Our restricted cash primarily relates to certain vendor deposits.

Accounts Receivable

Accounts receivable are generally due within sixty days and are recorded net of an allowance for expected uncollectible amounts. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the type of receivable (for example, credit card vs hotel collect), collection terms and historical or expected credit loss patterns. For each pool, we make estimates of expected credit losses for our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as cost of revenue in our combined statements of operations. During the nine months ended September 30, 2021 and September 30, 2020, we recorded approximately $5 million and $8 million of incremental allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of COVID-19 pandemic on the economy and the Company. Actual future bad debt could differ materially from this estimate resulting from changes in our assumptions of the duration and severity of the impact of the COVID-19 pandemic.

Allowance for credit losses for the nine months ended September 30, 2021 and year ended December 31, 2020 was $17 million and $22 million respectively. Bad debt expense for the nine months ended September 30, 2021 was $4 million.

Recently Adopted Accounting Policies

Simplifying the Accounting for Income Taxes. As of January 1, 2021, we adopted the Accounting Standards Updates (“ASU”) guidance to simplify the accounting for income taxes. This new standard eliminated certain exceptions in current guidance related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarified and simplified other aspects of the accounting for income taxes. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

Note 3 — Property and Equipment, net and Leases

Property and equipment at cost consisted of the following as of September 30, 2021 and December 31, 2020:

	September 30,	December 31,
	2021	2020
	(Unaudited)
	(In millions)
Capitalized software development	$165	$208
Computer equipment	19	20
Furniture and other equipment	5	6
Buildings and leasehold improvements	15	16
	204	250
Less: accumulated depreciation	(155)	(197)
Property and equipment, net	$49	$53

For the nine months ended September 30, 2021, and 2020, our depreciation expense was $32 million and $35 million. As of September 30, 2021, our recorded capitalized software development costs, net of accumulated amortization, which have been placed in service were $45 million. For the nine months ended September 30, 2021 we recorded amortization of capitalized software development costs of $25 million included in depreciation and amortization expense. As of September 30, 2020, our recorded capitalized software development costs, net of accumulated amortization, which have been placed in service were $47 million. For the

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

nine months ended September 30, 2020 we recorded amortization of capitalized software development costs of $26 million included in depreciation and amortization expense.

Operating lease costs were $16 million and $20 million for the nine months ended September 30, 2021 and 2020.

Note 4 — Goodwill and Other Intangible Assets, net

The gross carrying amount of goodwill and other intangible assets and the related accumulated amortization for intangible assets subject to amortization and accumulated write-offs of goodwill are as follows:

Goodwill

(Unaudited)
(In millions)
Balance as of December 31, 2020	$128
Foreign currency translation	(6)
Balance as of September 30, 2021	$122

Amortizable intangible assets

	September 30, 2021			December 31, 2020
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(Unaudited)
	(In millions)			(In millions)
Customer relationships	60	(57)	3	60	(53)	7
Total	$60	$(57)	$3	$60	$(53)	$7

Amortization expense for finite-lived intangible assets for the nine months ended September 30, 2021 and nine months ended September 30, 2020 was $4 million and $4 million, respectively.

Note 5 — Accrued Expenses and Other Current Liabilities

The following table summarizes the components of accrued expenses and other current liabilities as of September 30, 2021 and December 31, 2020:

	September 30,	December 31,
	2021	2020
	(Unaudited)
	(In millions)
Salary and wage accruals	$27	$33
Restructure costs	29	47
Accrued sales tax liability	4	3
Lease liability	6	9
Other	8	13
Total	$74	$105

Refer to Note 7 — Restructuring and Related Reorganization Charges for more detail on Restructure costs.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

Note 6 — Income Taxes

Egencia’s provision for income taxes is calculated on a separate return basis as if Egencia filed its own tax returns, although its operations have been included in Parent’s U.S. federal, state and foreign tax return filings. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if Egencia was a separate taxpayer and a standalone enterprise for the periods presented.

We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.

For the three months ended September 30, 2021, the effective tax rate was a 1.73% benefit on a pre-tax loss, compared to a 15.35% expense on a pre-tax loss for the three months ended September 30, 2020. The change in the effective tax rate was primarily due to the domestic valuation allowance in the current period.

For the nine months ended September 30, 2021, the effective tax rate was a 0.88% benefit on a pre-tax loss, compared to a 0.77% benefit on a pre-tax loss for the nine months ended September 30, 2020. The change in the effective tax rate was primarily driven by the domestic valuation allowance in the current period.

We are subject to taxation in the United States and foreign jurisdictions. Our income tax filings are regularly examined by federal, state and foreign tax authorities. We do not anticipate a significant impact to our gross unrecognized tax benefits within the next 12 months related to these years.

Note 7 — Restructuring and Related Reorganization Charges

We recognized $9 million and $52 million in restructuring and related reorganization charges during the nine months ended September 30, 2021 and September 30, 2020, respectively. Based on current plans, which are subject to change, we expect total reorganization charges for the remainder of 2021 of approximately $1 million. However, we continue to actively evaluate additional cost reduction efforts and should we make decisions in future periods to take further actions, we will incur additional reorganization charges.

The following table summarizes the restructuring and related reorganization activity for the nine months ended September 30, 2021:

Employee Severance
and Benefits
(Unaudited)
(In millions)
Accrued liability as of December 31, 2020	$47
Charges	9
Payments	(27)
Accrued liability as of September 30, 2021	$29

Note 8 — Commitments and Contingencies

Legal Proceedings

As a business within the B2B segment of Expedia Group, we are a party to various lawsuits. Management does not expect these lawsuits to have a material impact on the liquidity, results of operations, or financial condition of the Company. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters. We do not believe that the aggregate amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on our financial results; however, litigation is inherently uncertain and the actual losses incurred

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

in the event that our legal proceedings were to result in unfavorable outcomes could have a material adverse effect on our business and financial performance.

Litigation Relating to Occupancy Taxes. One hundred three lawsuits have been filed by or against cities, counties and states involving hotel occupancy and other taxes. Ten lawsuits are currently active. These lawsuits are in various stages and Expedia Group continues to defend against the claims made in them vigorously. With respect to the principal claims in these matters, Expedia Group believes that the statutes or ordinances at issue do not apply to Expedia Group or the services Expedia Group provides and, therefore, that taxes are not owed that are claimed to be owed. Expedia Group, and as a result Egencia since it is a business within the B2B segment of Expedia Group, believes that the statutes or ordinances at issue generally impose occupancy and other taxes on entities that own, operate or control hotels (or similar businesses) or furnish or provide hotel rooms or similar accommodations. To date, forty-eight of these lawsuits have been dismissed. Some of these dismissals have been without prejudice and, generally, allow the governmental entity or entities to seek administrative remedies prior to pursuing further litigation. Thirty-four dismissals were based on a finding that we and the other defendants were not subject to the local tax ordinance or that the local government lacked standing to pursue its claims. As a result of this litigation and other attempts by certain jurisdictions to levy such taxes, we have established a reserve for the potential settlement of issues related to hotel occupancy and other taxes, consistent with applicable accounting principles and in light of all current facts and circumstances. The amount of reserve for the potential settlement of issues related to hotel occupancy and other taxes is insignificant. Our settlement reserve is based on our best estimate of probable losses and the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. An estimate for a reasonably possible loss or range of loss in excess of the amount reserved cannot be made. Changes to the settlement reserve are included within Other, net in the combined statements of operations.

Matters Relating to International VAT. Expedia Group is in various stages of inquiry or audit in multiple European Union jurisdictions regarding the application of VAT to European Union related transactions. Since Egencia is business within the B2B segment of Expedia Group and is involved in merchant hotel transactions, Egencia is subject to the same inquiry or audit. While we believe we comply with applicable VAT laws, rules and regulations in the relevant jurisdictions, the tax authorities may determine that we owe additional taxes. In certain jurisdictions, including the United Kingdom, we may be required to “pay-to-play” any VAT assessment prior to contesting its validity. While we believe that we will be successful based on the merits of our positions with regard to audits in pay-to-play jurisdictions, it is nevertheless reasonably possible that we could be required to pay any assessed amounts in order to contest or litigate the applicability of any assessments and an estimate for a reasonably possible amount of any such payments cannot be made.

Note 9 — Related Party Transactions

Related Party Transactions

Intercompany transactions between the Company and Parent have been included in these combined financial statements and are forgiven at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as parent company investment. Deferred Merchant Bookings and Merchant Accounts Payable outstanding as of the period end dates in the combined balance sheets related to transactions that settle in cash between Egencia and Parent and/or Parent’s other subsidiaries have been included in these combined financial statements as Due to Related Party.

The accompanying Statement of Changes in Parent’s Equity and Statements of Cash Flows of Egencia are prepared in accordance with GAAP. As a result of carveout methodology as described in the Basis of Presentation, differences exist related to exchange rates, stock-based compensation, and other noncash items between the Statements of Changes in Parent’s Equity and the Statements of Cash Flows with regard to transfers to and from Parent.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

(Unaudited)

The components of the net transfers to and from Parent for the three months ended September 30, 2021 and September 30, 2020 are as follows:

	September 30,	September 30,
	2021	2020

	(unaudited)
	(In millions)
Cash pooling and general financing activities	$38	$144
Purchases from Parent	—	1
Stock based compensation	6	3
Corporate allocations	12	9
Income tax expense	1	(17)
Net increase (decrease) in Net Parent Investment	$57	$140

The components of the net transfers to and from Parent for the nine months ended September 30, 2021 and September 30, 2020 are as follows:

	September 30,	September 30,
	2021	2020

	(unaudited)
	(In millions)
Cash pooling and general financing activities	$26	$46
Purchases from Parent	—	2
Stock based compensation	17	11
Corporate allocations	38	36
Income tax expense	2	2
Net increase (decrease) in Net Parent Investment	$83	$97

Corporate Allocations

The combined statements of operations of the Company reflect allocations of general corporate expenses from Expedia Group including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, human resources, treasury, risk management, procurement, facilities, and other shared services. Allocations made on the basis of revenue, product sales, or headcount were $57 million and $54 million for shared services and $10 million and $11 million for supply costs for the nine months ended September 30, 2021 and 2020, respectively, within cost of revenue, selling and marketing expense, general and administrative expense, and technology and content expense in the combined statements of operations.

Management of Egencia consider these allocations to be a reasonable allocation of the utilization of services by or the benefits provided to Egencia. These allocations may not, however, reflect the expense Egencia would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if Egencia had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Note 10 – Subsequent Events

We have evaluated transactions and other events that occurred through November 9, 2021, the date these combined financial statements were available to be issued for purposes of disclosure of unrecognized subsequent events. On May 4, 2021, it was announced that American Express Global Business Travel (“GBT”) made a binding offer to acquire Egencia. On August 4, 2021, Expedia Group accepted that offer, and on November 1, 2021, the sale was completed. As part of the transaction, Expedia Group received a minority ownership position in the combined business, and entered into a 10-year lodging supply agreement with GBT.

EGENCIA

(A BUSINESS WITHIN THE B2B SEGMENT OF EXPEDIA GROUP, INC.)

COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH REPORT OF INDEPENDENT AUDITORS

EGENCIA

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Management

Expedia Group, Inc.

We have audited the accompanying combined financial statements of Egencia, which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of operations, comprehensive income, changes in parent’s equity and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Egencia at December 31, 2020 and 2019, and the combined results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington
July 16, 2021

EGENCIA

COMBINED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2020	2019

	(In millions)
Revenue	$190	$613
Cost and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	(206)	(261)
Selling and marketing	(132)	(149)
Technology and content	(61)	(75)
General and administrative	(52)	(58)
Depreciation and amortization	(51)	(54)
Restructuring and related reorganization charges	(59)	(11)
Operating (loss) income	(371)	5
Other, net	(1)	3
Total other expense, net	(1)	3
(Loss) income before income taxes	(372)	8
Provision for income taxes	(7)	(39)
Net loss	$(379)	$(31)

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2020	2019

	(In millions)
Net loss	$(379)	$(31)
Other comprehensive income (loss)
Foreign currency translation adjustment	26	(1)
Other comprehensive income (loss)	26	(1)
Comprehensive loss	$(353)	$(32)

See Notes to the Combined Financial Statements

EGENCIA

COMBINED BALANCE SHEETS

	December 31,
	2020	2019

	(In millions)
Assets
Cash and cash equivalents	$363	$307
Restricted cash	19	43
Accounts receivable, net of allowance of $22 and $9	68	330
Income taxes receivable	2	3
Prepaid expenses and other current assets	10	19
Total current assets	$462	$702
Property and equipment, net	53	59
Operating lease right-of-use assets	20	30
Goodwill	128	120
Deferred income tax assets	—	2
Intangible assets, net	7	13
Other assets	9	9
Total assets	$679	$935
Liabilities and equity
Accounts payable, merchant	$13	$65
Accounts payable, other	24	28
Deferred merchant bookings	—	2
Deferred revenue	3	3
Accrued expenses and other current liabilities	105	83
Due to related party	7	46
Total current liabilities	$152	$227
Deferred income taxes	1	3
Operating lease liabilities	13	23
Other long-term liabilities	9	6
Total liabilities	$175	$259
Commitments and contingencies (Note 11)
Equity:
Net parent investment	556	754
Accumulated other comprehensive loss	(52)	(78)
Total equity	$504	$676
Total liabilities and equity	$679	$935

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENT OF CHANGES IN PARENT’S EQUITY

		Accumulated Other
		Comprehensive Loss,	Total Parent’s
	Net Parent Investment	Net of Tax	Equity

	(In millions)
Balance as of December 31, 2018	$681	$(77)	$604
Net loss	(31)	—	(31)
Changes in other comprehensive loss
Foreign currency translation adjustment	—	(1)	(1)
Net transfers from parent	104	—	104
Balance as of December 31, 2019	$754	$(78)	$676
Net loss	(379)	—	(379)
Changes in other comprehensive loss
Foreign currency translation adjustment	—	26	26
Net transfers from parent	181	—	181
Balance as of December 31, 2020	$556	$(52)	$504

See Notes to the Combined Financial Statements

EGENCIA

COMBINED STATEMENTS OF CASH FLOWS

	December 31,
	2020	2019

	(In millions)
Operating activities
Net loss	$(379)	$(31)
Adjustments to reconcile net loss to cash provided by (used in) operating activities
Depreciation	46	49
Amortization of stock-based compensation	15	11
Amortization of intangible assets	5	5
Currency loss on cash and cash equivalent	1	—
Other, net	(3)	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	266	(21)
Prepaid expenses and other current assets	10	(14)
Accounts payable, merchant	(53)	(1)
Accounts payable, other and accrued expenses and other liabilities	12	7
Income taxes receivable, net	1	(1)
Deferred merchant bookings	(2)	1
Deferred revenue	—	1
Net cash (used in) provided by operating activities	(81)	6
Investing activities
Additions to property and equipment	(32)	(38)
Net cash used in investing activities	(32)	(38)
Financing activities
Net transfers from (to) parent	161	91
Due to related party	(40)	14
Net cash provided by financing activities	121	105
Effect of FX rate changes on cash and cash equivalents	24	(3)
Net increase in cash and cash equivalents	32	70
Cash and cash equivalents at beginning of period	350	280
Cash and cash equivalents at end of period	$382	$350

	December 31
	2020	2019

	(In millions)
Reconciliation to amounts within the combined balance sheets:
Cash and cash equivalents	$363	$307
Restricted cash included in Other current assets	19	43
Cash, cash equivalents and restricted cash at end of period	$382	$350

See Notes to the Combined Financial Statements

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 1 — Description of Business and Basis of Presentation

Background: The accompanying combined financial statements and notes present the combined statements of operations, comprehensive income, balance sheets, changes in parent’s equity, and cash flows of Egencia (the “Company”, “our”, or “we”). Egencia is a business within the B2B segment of Expedia Group, Inc. and its subsidiaries (collectively, “Expedia Group” or “Parent”), a publicly traded online travel company whose primary operating activities include empowering business and leisure travelers through technology with tools and information they need to efficiently research, plan, book and experience travel.

The Company is a corporate travel management business that provides, among other things, a global technology platform coupled with local telephone assistance with expert travel consultants, relevant supply targeted at business travelers, and consolidated reporting to clients.

Basis of Presentation: These combined financial statements of the Company were derived from the consolidated financial statements and accounting records of Expedia Group for the years ended and as of December 31, 2020 and December 31, 2019, as if the Company were operated on a standalone basis during the periods presented, and were prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”). Separate financial statements have not historically been prepared for the Company.

The combined statements of income of the Company reflect allocations of general corporate expenses from Expedia Group including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, human resources, treasury, risk management, procurement, facilities, technology and content development and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, headcount, and other drivers. Management considers these allocations to be a reasonable allocation of the utilization of services by or the benefits provided to the Company. The allocations may not, however, reflect the expense Egencia would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and facilities. See Note 12 — Related Party Transactions for additional information regarding transactions with Parent and other related party transactions.

The combined balance sheets of the Company include Expedia Group’s assets and liabilities that are specifically identifiable or otherwise attributable to the Company.

In the opinion of management, the accompanying combined financial statements of Egencia contain all adjustments, necessary to present fairly the Company’s financial position as of December 31, 2020 and December 31, 2019 and its results of operations, changes in parent’s equity and cash flows for the year ended as of December 31, 2020 and December 31, 2019. However, the combined financial statements may not be indicative of the results of operations, financial position and cash flows if the Company had been an independent standalone entity during the periods presented, nor are they necessarily indicative of the Company’s future results of operations, financial position and cash flows.

Note 2 — Summary of Significant Accounting Policies

Principles of Combination

The Combined Financial Statements include certain assets and liabilities that have historically been held at Expedia Group corporate level but are specifically identifiable or otherwise attributable to Egencia. All significant intracompany transactions and accounts within the Company’s combined businesses have been eliminated.

Intercompany transactions between the Company and Expedia Group are considered to be effectively settled in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows within financing activities and in the combined balance sheets within net parent investment. Deferred Merchant Bookings and Merchant Accounts Payable outstanding as of the period end dates in the combined

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

balance sheets related to transactions that settle in cash between Egencia and Parent and/or Parent’s other subsidiaries have been included in these combined financial statements as Due to related party. See Note 12 — Related Party Transactions for additional information regarding transactions with Expedia Group and other related party transactions.

Accounting Estimates

We use estimates and assumptions in the preparation of our combined financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our combined financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates.

The COVID-19 pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, which may cause further business disruptions and adversely impact our results of operations. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

Revenue Recognition

We recognize revenue upon transfer of control of our promised services in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

For our primary transaction-based revenue sources, discussed below, we have determined net presentation (that is, the amount billed to a traveler less the amount paid to a supplier) is appropriate for the majority of our revenue transactions as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. We exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel related services or collected by the Company from customers (which are therefore excluded from revenue).

We offer traditional travel services on a stand-alone and package basis generally either through the merchant or the agency business model.

Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our travel suppliers and we are the merchant of record for such bookings.

Under the agency model, we pass reservations booked by the traveler to the relevant travel supplier and the travel supplier serves as the merchant of record for such bookings. We receive commissions or ticketing fees from the travel supplier and/or traveler. For certain agency airline, hotel and car transactions, we also receive fees through global distribution systems (“GDS”) that provide the computer systems through which the travel supplier inventory is made available and through which reservations are booked.

Under the advertising model, we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and transaction-based websites.

The nature of our travel booking service performance obligations vary based on the travel service with differences primarily related to the degree to which we provide post booking services to the traveler and the timing when rights and obligations are triggered in our underlying supplier agreements. We consider both the traveler and travel supplier as our customers.

Lodging. Our lodging revenue is comprised of revenue recognized under the merchant and agency model.

Merchant Hotel. We provide travelers access to book hotel room reservations through our contracts with lodging suppliers, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

reservation. We record the payment in deferred merchant bookings until the stayed night occurs, at which point we recognize the revenue, net of amounts paid to suppliers, as this is when our performance obligation is satisfied. Payments to suppliers are generally due within 30 days of check-in or stay. In certain instances when a supplier invoices us for less than the cost we accrued, we generally reduce our merchant accounts payable and the supplier costs within net revenue six months in arrears, net of an allowance, when we determine it is not probable that we will be required to pay the supplier, based on historical experience.

Cancellation Fees. Cancellation fees are collected and remitted to the supplier, if applicable.

Agency Hotel. We generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and thus, consider the performance obligation satisfied once the stay occurs. We record an allowance for cancellations on this revenue based on historical experience.

Merchant and Agency Air. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler, and payments due to and from air carriers are typically due at the time of ticketing. We record a reserve for chargebacks and cancellations at the time of the transaction based on historical experience. In certain transactions, the GDS collects commissions from our suppliers and passes these commissions to us, net of their fees. Therefore, we view payments through the GDS as commissions from suppliers and record these commissions in net revenue. Fees paid to the GDS as compensation for their role in processing transactions are recorded as cost of revenue.

Advertising and Media. We record revenue from click-through fees charged to our travel partners for leads sent to the travel partners’ websites. We record revenue from click-through fees after the traveler makes the click-through to the related travel partners’ websites. We record revenue for advertising placements ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the contract. Payments from advertisers are generally due within 30 days of invoicing.

Other. Other primarily includes transaction revenue for booking services related to products such as car, cruise and destination services under the agency business model. We generally record the related revenue when the travel occurs, as in most cases we provide post booking services and this is when our performance obligation is satisfied. Additionally, no rights or obligations are triggered in our supplier agreements until the travel occurs. We record an allowance for cancellations on this revenue based on historical experience. Revenue from other ancillary alternative accommodation services or products are recorded either upon delivery or when we provide the service. Other also includes travel insurance products primarily under the merchant model, for which revenue is recorded at the time the transaction is booked.

Deferred Merchant Bookings. We classify cash payments received in advance of our performance obligations as deferred merchant bookings. At December 31, 2019, $27.2 million of cash advance cash payments was reported within Deferred merchant bookings and Due to related party, which was recognized during the year ended December 31, 2020 resulting in $7.0 million of net revenue. At December 31, 2020, the related balance was $3.0 million.

Deferred Revenue. Deferred revenue primarily consists of unearned account management revenue as well as deferred advertising revenue. At December 31, 2019, $3.0 million was recorded as deferred revenue, $1.8 million of which was recognized as revenue during the year ended December 31, 2020. At December 31, 2020, the related balance was $2.7 million.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Our revenue by business model is as follows:

	Year ended December 31,
	2020	2019
	(In millions)
Revenue by Business Model
Merchant	$84	$194
Agency	104	403
Advertising, media and other	2	16
Total revenue	$190	$613

In addition to the revenue by business model, our revenue by geography is as follows:

	Year ended December 31,
	2020	2019
	(In millions)
Revenue by Geography
United States	$67	$216
All other countries	123	397
Total revenue	$190	$613

Cash, Restricted Cash, and Cash Equivalents

Expedia Group has a centralized cash management arrangement where, on a periodic basis, excess cash balances or deposits are swept into a cash pool and are mixed with cash from other affiliated entities. The sweep accounts are legally held by Expedia Group and are used to fund the requirements of affiliated entities, such as Egencia. The sweep account cash balances are not included within the balances of the carve-out financial statements, as these accounts are legally held by Expedia Group and not Egencia. For purposes of the combined financial statements, cash was included for dedicated legal entities (entities that consist entirely of the Egencia business’ operations) and dedicated accounts of Egencia owned by other legal entities. Restricted cash includes cash and cash equivalents that is restricted through legal contracts, regulations or our intention to use the cash for a specific purpose. Our restricted cash primarily relates to certain vendor deposits.

Accounts Receivable

Accounts receivable are generally due within sixty days and are recorded net of an allowance for expected uncollectible amounts. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the type of receivable (for example, credit card vs hotel collect), collection terms and historical or expected credit loss patterns. For each pool, we make estimates of expected credit losses for our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as cost of revenue in our combined statements of operations. During 2020, we recorded approximately $9.5 million of incremental allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of COVID-19 pandemic on the economy and the Company, partially offset by $1.4 million of write-offs. Actual future bad debt could differ materially from this estimate resulting from changes in our assumptions of the duration and severity of the impact of the COVID-19 pandemic.

Allowance for credit losses for the year ended December 31, 2020 and 2019 was $22.0 million and $8.7 million respectively. Bad debt expense for the year ended December 31, 2020 and 2019 was $10.9 million and $2.9 million respectively.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Property and Equipment

We record property and equipment at cost, net of accumulated depreciation and amortization. We also capitalize certain costs incurred related to the development of internal use software. We capitalize costs incurred during the application development stage related to the development of internal use software. We expense costs incurred related to the planning and post-implementation phases of development as incurred.

We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is one to ten years for computer equipment, capitalized software development and furniture and other equipment, one to fifteen years for leasehold improvements, and five years for buildings. We amortize leasehold improvement using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Leases

We determine if an arrangement is a lease at inception. Operating leases are primarily for office space and data centers and are included in operating lease right-of-use ("ROU") assets, accrued expenses and other current liabilities, and operating lease liabilities on our combined balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our combined balance sheet. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our combined statements of operations and cash flows.

We have office space and data center lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

Goodwill included in the combined balance sheet represents balances that are specifically identifiable to Egencia and recognized in relation to the acquisition of VIA Travel and goodwill pushed down from the Parent from its acquisition of the Company. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. An impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.

In performing the goodwill impairment assessments, we utilized guidance prescribed under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Other. The qualitative assessment requires an evaluation of whether it is more likely than not that the fair value of goodwill is less than its carrying amount based on an assessment of relevant events including macroeconomic factors, industry and market conditions, cost factors, overall financial performance and other entity-specific factors. After assessing the totality of events, if it is determined that it is more likely than not that the fair value of the business exceeds its carrying value, no further steps are required. If it is determined that impairment is more likely than not, then we perform the quantitative impairment test.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Refer to Note 4 — Goodwill and Other Intangible Assets, net to our combined financial statements for additional details related to our goodwill balances.

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets

Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of one to ten years. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

Income Taxes

Egencia operations have historically been included in the tax returns filed by Expedia Group. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate return basis as if Egencia filed its own tax returns. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Egencia were a separate taxpayer and a standalone enterprise for the periods presented. The majority of current income taxes are assumed to be settled with Expedia Group on the last day of the reporting period and are relieved through the Net Parent Investment account, with the exception of certain state tax liabilities for which the carve-out entity is primarily obligated to the tax authority as reflected in income tax payable in the combined balance sheets. Current income taxes settled with Expedia Group are reflected as net transfers from (to) parent in the combined statements of cash flows.

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense.

We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. All deferred income taxes are classified as long-term on our combined balance sheets.

We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements.

We recognize interest and penalties related to unrecognized tax benefits in the income tax expense line in our combined statement of operations. Accrued interest and penalties are included in other long-term liabilities on the combined balance sheet.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

In relation to tax effects for accumulated Other Comprehensive Income (“OCI”), our policy is to release the tax effects of amounts reclassified from accumulated OCI to pre-tax income (loss) from continuing operations. Any remaining tax effect in accumulated OCI is released following a portfolio approach.

We account for the global intangible low-tax income (“GILTI”) earned by our foreign subsidiaries included in gross U.S. taxable income in the period incurred.

Foreign Currency Translation and Transaction Gains and Losses

The Company’s worldwide operations utilize the U.S. dollar (“USD”) or local currency as the functional currency, where applicable. We translate revenue and expense at average rates of exchange during the period. We translate assets and liabilities at the rates of exchange as of the combined balance sheet dates and include foreign currency translation gains and losses as a component of accumulated OCI. Due to the nature of our operations and our corporate structure, we also have subsidiaries that have significant transactions in foreign currencies other than their functional currency. We record transaction gains and losses in our combined statements of operations related to the recurring remeasurement and settlement of such transactions.

To the extent practicable, we attempt to minimize this exposure by maintaining natural hedges between our current assets and current liabilities of similarly denominated foreign currencies. Additionally, as discussed above, we use foreign currency forward contracts to economically hedge certain merchant revenue exposures and in lieu of holding certain foreign currency cash for the purpose of economically hedging our foreign currency-denominated operating liabilities.

Advertising Expense

We incur advertising expense consisting of offline costs, including tradeshows and marketing materials, and online advertising costs, including search engine expense, to promote our brands. For the years ended December 31, 2020 and 2019, our advertising expense was $4.9 million and $6.3 million.

Stock-Based Compensation

In accordance with ASC 718, Compensation-Stock Compensation, the Company is required to recognize expense related to the fair value of employee stock awards and options and to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. We use the Black-Scholes option-pricing model or an alternative valuation model to calculate the grant-date fair value of stock options granted to employees under the Company’s share option plans. The Company recognizes the expense using a straight-line method over the vesting period.

Certain employees of the Company participate in Expedia’s Amended and Restated Expedia Group, Inc. 2005 Stock and Annual Incentive Plan. Share-based compensation expense related to the plan is recognized based on specific identification of cost related to the Company’s employees. The Company also receives allocated share-based compensation expense relating to employees of central support functions provided by Expedia. See Note 8 — Employee Benefit Plans and Stock-Based Awards for further information regarding the share-based compensation plans.

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash and cash equivalents and restricted cash and cash equivalents reported on our combined balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Certain Risks and Concentrations

Our business is subject to certain risks and concentrations including dependence on relationships with travel suppliers, primarily airlines and hotels, dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. We also rely on global distribution system partners and third-party service providers for certain fulfillment services.

Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of cash and cash equivalents. We maintain some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits. Our cash and cash equivalents are primarily composed of term deposits as well as bank (both interest and non-interest bearing) account balances denominated in U.S. dollars, Euros, British pound sterling, Canadian dollar, Australian dollar, and Chinese yuan.

Contingent Liabilities

We have a number of regulatory and legal matters outstanding, as discussed further in Note 11 — Commitments and Contingencies. Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our combined statements of operations. We provide disclosure in the notes to the combined financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying combined financial statements.

Recently Adopted Accounting Policies

Leases. As of January 1, 2019, we adopted the Accounting Standards Updates (“ASU”) amending the guidance related to accounting and reporting guidelines for leasing arrangements using the optional transition method that allowed for a cumulative-effect adjustment in the period of adoption. Results for reporting periods beginning after January 1, 2019 are presented under the new guidance, while prior period amounts were not adjusted and continue to be reported under the accounting standards in effect for those periods.

The new guidance required entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. In addition, new disclosures are required to meet the objective of enabling users of financial statements to better understand the amount, timing and uncertainty of cash flows arising from leases.

We elected certain of the available transition practical expedients, including those that permit us to not reassess 1) whether any expired or existing contracts are or contain leases, 2) the lease classification for any expired or existing leases, and 3) any initial direct costs for any existing leases as of the effective date. We did not elect the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Measurement of Credit Losses on Financial Instruments. As of January 1, 2020, we adopted the Accounting Standards Updates (“ASU”) guidance on the measurement of credit losses for financial assets measured at amortized cost, which includes accounts receivable, and available-for-sale debt securities, using the modified retrospective method. The new guidance replaced the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, this new guidance did not have a material impact on our combined financial statements and no cumulative-effect adjustment to retained earnings was made.

Cloud Computing Arrangements. As of January 1, 2020, we adopted the new ASU guidance on the accounting for implementation costs incurred for a cloud computing arrangement that is a service contract using the prospective method. The update conformed the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the accounting guidance that provides for capitalization of costs incurred to develop or obtain internal-use-software. The adoption of this new guidance did not have a material impact on our combined financial statements.

Fair Value Measurements. As of January 1, 2020, we adopted the new ASU guidance related to the disclosure requirements on fair value measurements, which removed, modified or added certain disclosures using the prospective method. The adoption of this new guidance did not have a material impact on our combined financial statements.

Recent Accounting Policies Not Yet Adopted

Simplifying the Accounting for Income Taxes. In December 2019, the Financial Accounting Standards Board ("FASB") issued new guidance to simplify the accounting for income taxes. This new standard eliminates certain exceptions in current guidance related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. For public business entities, this guidance is effective for interim or annual periods beginning after December 15, 2020. The adoption of this new guidance is not expected to have a material impact on our combined financial statements.

Note 3 — Property and Equipment, net and Leases

Property and equipment at cost consisted of the following as of December 31, 2020 and December 31, 2019:

	December 31,
	2020	2019

	(In millions)
Capitalized software development	$208	$188
Computer equipment	20	20
Furniture and other equipment	6	6
Buildings and leasehold improvements	16	14
	250	228
Less: accumulated depreciation	(197)	(169)
Property and equipment, net	$53	$59

For the years ended December 31, 2020, and 2019, our depreciation expense was $46.0 million and $48.5 million. As of December 31, 2020, and 2019, our recorded capitalized software development costs, net of accumulated amortization, which have been placed in service were $45.2 million and $47.3 million. For the years ended December 31, 2020 and 2019, we recorded amortization of capitalized software development costs of $31.7 million and $34.4 million included in depreciation and amortization expense.

Operating lease costs were $25.5 million and $26.6 million for the years ended December 31, 2020 and 2019, respectively.

The weighted average remaining lease term was 3.42 years as of December 31, 2020. The weighted average discount rate was 2.86% as of December 31, 2020.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Maturities of lease liabilities are as follows:

	(In millions)
Year ending December 31,	$
2021		9
2022		5
2023		4
2024		3
2025		2
2026 and thereafter		—
Total lease payments		23
Less: imputed interest		(1)
Total		$22

Note 4 — Goodwill and Other Intangible Assets, net

The gross carrying amount of goodwill and other intangible assets and the related accumulated amortization for intangible assets subject to amortization and accumulated write-offs of goodwill are as follows:

Goodwill

(In millions)
Balance as of January 1, 2019	$122
Foreign currency translation	(2)
Balance as of December 31, 2019	120
Foreign currency translation	8
Balance as of December 31, 2020	$128

Amortizable intangible assets

	December 31,2020			December 31,2019
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In millions)
Customer relationships	60	(53)	7	58	(46)	12
Supplier relationships	28	(28)	—	27	(27)	—
Domain names	21	(21)	—	20	(19)	1
Other	3	(3)	—	2	(2)	—
Total	$112	$(105)	$7	$107	$(94)	$13

Amortization expense for finite-lived intangible assets for the year ended December 31, 2020 and year ended December 31, 2019 was $5.1 million and $5.4 million, respectively.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2020, assuming no subsequent impairment of the underlying assets, is as follows, in millions:

(In millions)
2021	5
2022	2
2023	—
2024	—
2025	—
2026 and thereafter	—
Total	$7

Note 5 — Prepaid Expenses and Other Current Assets

The following table summarizes the components of prepaid expenses and other current assets as of December 31, 2020 and December 31, 2019:

	December 31,
	2020	2019

	(In millions)
Prepaid expense	$8	$16
Current deposits	1	2
Other current assets	1	1
Total	$10	$19

Note 6 — Other Assets

The following table summarizes the components of other assets as of December 31, 2020 and December 31, 2019:

	December 31,
	2020	2019

	(In millions)
Prepaid expense	$4	$4
Deposits	5	5
Total	$9	$9

Note 7 — Accrued Expenses and Other Current Liabilities

The following table summarizes the components of accrued expenses and other current liabilities as of December 31, 2020 and December 31, 2019:

	December 31,
	2020	2019

	(In millions)
Salary and wage accruals	$33	$45
Restructure costs	47	9
Accrued sales tax liability	3	7
Lease liability	9	11
Other	13	11
Total	$105	$83

Refer to Note 10 — Restructuring and Related Reorganization Charges for more detail on Restructure costs.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 8 — Employee Benefit Plans and Stock-Based Awards

Expedia Defined Contribution Plan. Expedia offers a defined contribution plan for its employees, including employees of Egencia. The total expense recognized in the combined statements of income related to the Egencia Business was $13.3 million and $14.4 million for the year ended December 31, 2020 and year ended December 31, 2019, respectively.

Share-Based Compensation Expense. Expedia maintains share-based compensation plans at a corporate level. Egencia employees participate in those plans and a portion of the cost of those plans are included in the combined statements of income. However, the combined balance sheets do not include any equity issued related to share-based compensation plans.

Non-cash share-based compensation expense recognized in the combined statements of income amounted to $14.5 million and $11.4 million for the year ended December 31, 2020 and year ended December 31, 2019, respectively, of which approximately $11.0 million and $8.2 million, respectively, are specifically identifiable to Egencia employees, and $3.5 million and $3.2 million, respectively, are attributable to shared corporate employees who provided central support functions and not specifically identifiable to Egencia.

Pursuant to the Amended and Restated Expedia Group, Inc. 2005 Stock and Annual Incentive Plan, the Parent may grant restricted stock, restricted stock awards, RSUs, stock options and other stock-based awards to directors, officers, employees and consultants. The Parent issues new shares to satisfy the exercise or release of stock-based awards. During 2019, the Parent started issuing RSUs as it’s primary form of stock-based compensation, which vest 25% after one year and then vest quarterly over the following three years, but may accelerate in certain circumstances. During 2018, an equity choice program existed for annual awards that allowed for the choice of stock options or RSUs with certain limitations.

The following table presents a summary of RSU and Stock Option activity:

	RSUs	Options

	(In thousands)
Balance as of January 1, 2019	95	605
Granted	140	—
Vested/Exercised	(29)	(93)
Cancelled	—	—
Balance as of December 31, 2019	206	512
Granted	195	—
Vested/Exercised	(83)	(69)
Cancelled	(1)	—
Balance as of December 31, 2020	317	443

As of December 31, 2020, there was approximately $25.8 million of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized in expense over a weighted-average period of 2.58 years, and approximately $1.8 million of unrecognized stock-based compensation expense related to unvested Options, which is expected to be recognized in expense over a weighted-average period of 1.07 years.

Note 9 — Income Taxes

Egencia provision for income taxes and deferred tax balances have been calculated on a separate return basis as if Egencia filed its own tax returns, although its operations have been included in Parent’s U.S. federal, state and foreign tax return filings. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if Egencia was a separate taxpayer and a standalone enterprise for the periods presented.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The provision for income taxes is determined using the asset and liability approach for accounting for income taxes. Under this approach, deferred taxes represent the estimated future tax effects of temporary differences between book and tax treatment of assets and liabilities and carryforwards to the extent they are realizable. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event we determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, a reduction of the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our deferred tax assets in the future, a reduction to the deferred tax assets would be charged to income in the period such determination was made.

We record a liability for uncertain tax positions that do not meet the more likely than not standard as prescribed by the authoritative guidance for income tax accounting. We record tax benefits for only those positions that we believe will more likely than not be sustained. Unrecognized tax benefits are the differences between tax positions taken, or expected to be taken, in tax returns, and the benefits recognized for accounting purposes.

Our Income before income taxes consisted of the following:

	December 31,
	2020	2019

	(In millions)
U.S.	$(191)	$26
Foreign	(181)	(18)
	$(372)	$8

The related expense for income taxes consisted of the following:

	December 31,
	2020	2019

	(In millions)
Current income tax expense:
Federal	$—	$19
State	—	3
Foreign	6	18
Current income tax expense:	6	40
Deferred income tax (benefit) expense:
Federal	1	—
State	—	(1)
Foreign	—	—
Deferred income tax (benefit) expense	1	(1)
Income tax expense	$7	$39

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The reconciliation of income taxes at the federal statutory tax rate compared to the actual income tax expense is as follows:

	December 31,
	2020	2019

	(In millions)
Income tax (benefit) expense at the U.S. federal statutory rate of 21%	$(78)	$2
State taxes	(8)	2
Foreign branches	5	11
Foreign tax rate differential	(4)	2
Unrecognized tax benefits and related interest	2	4
Change in valuation allowance	88	13
U.S. federal research and development credit	(1)	(2)
Other, net	1	7
Stock Compensation (Net Shortfall)	—	(1)
Foreign Permanent Differences	2	1
Income tax expense	$7	$39

Our effective tax rate was -1.9% and 487.5% for the year ended December 31, 2020 and year ended December 31, 2019, respectively. The effective tax for December 31, 2020 and December 31, 2019 generally differs from the U.S. federal statutory rate primarily due to state taxes and the jurisdictional mix of profits and uncertain tax positions.

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,
	2020	2019

	(In millions)
Deferred tax assets:
Provision for accrued expenses	$8	$12
Net operating loss and tax credit carryforwards	153	45
Stock-based compensation	6	4
Property and equipment	4	5
ROU Lease Liability	1	4
Other	(4)	(11)
Total deferred tax assets	168	59
Less valuation allowance	(155)	(44)
Net deferred tax assets	$13	$15

Deferred tax liabilities:
Goodwill and intangible assets	(13)	(13)
ROU lease asset	(1)	(3)
Total deferred tax liabilities	(14)	(16)
Net deferred tax liability	$(1)	$(1)

As of December 31, 2020, we had U.S. federal, state, and foreign net operating loss carryforwards (“NOLs”) of approximately $49.8 million, $8.1 million and $77.8 million. U.S. federal NOLs of $49.8 million may be carried forward indefinitely. State NOLs of $1.1 million may be carried forward indefinitely, and state NOLs of $7 million expire at various times starting from 2025. Foreign NOLs of $62.2 million may be carried forward indefinitely, and foreign NOLs of $15.6 million expire at various times starting from 2021.

As of December 31, 2020, we have a valuation allowance of approximately $154.8 million related to certain tax attribute carryforwards for which it is more likely than not the tax benefits will not be realized. The valuation allowance increased by $111.0 million from the amount recorded as of December 31, 2019 primarily due to the generation of US domestic losses in the current year.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The amount of the deferred tax asset considered realizable, however, may be adjusted if estimates of future taxable income increase, taxable income of the appropriate character is forecasted or if objective negative evidence in the form of cumulative GAAP losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

In preparing our tax returns, management is required to interpret complex tax laws and regulations. On an ongoing basis, the Expedia Group are subject to examinations by federal, foreign and state tax authorities that may give rise to different interpretations of these complex laws and regulations. The number of tax years that remain open and subject to tax audits varies depending upon the tax jurisdiction. Expedia Group files income tax returns in the U.S. and various states on behalf of the Egencia. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. In the U.S. and internationally, we are not currently under audit.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2020	2019
Balance, beginning of year	$6	$2
Increases to tax positions related to the current year	2	4
Increases to tax positions related to prior years	—	—
Decreases to tax positions related to prior years	(1)	—
Balance, end of year	$7	$6

We record all interest and penalties related to income taxes as a component of income tax expense. For the year ended December 31, 2020 and year ended December 31, 2019, we recorded income tax expense for interest and penalties of $0.1 million and $0.4 million, respectively. Accrued interest and penalties related to income tax items as of December 31, 2020 and December 31, 2019 amounted to $0.5 million and $0.5 million, respectively.

As of December 31, 2020, we had $7.4 million of gross unrecognized tax benefits, $5.9 million of which, if recognized, would affect the effective tax rate. As of December 31, 2019, we had $5.8 million of gross unrecognized tax benefits, $5.8 million of which, if recognized, would affect the effective tax rate.

We do not anticipate a material change in the balance of unrecognized tax benefits as of December 31, 2020 in the next twelve months.

We believe that our outside basis differences in foreign subsidiaries will not reverse in the foreseeable future and continue to assert indefinite reinvestment.

We are subject to a territorial tax system under the Tax Cuts and Jobs Act (“TCJA”), in which we are required to provide for tax on Global Intangible Low Taxed Income (“GILTI”) earned by certain foreign subsidiaries. We have established an accounting policy election to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense.

Note 10 — Restructuring and Related Reorganization Charges

In 2019, we engaged in certain restructure actions to centralize and migrate certain operational functions and systems, for which we recognized $11.0 million in restructure and related reorganization charges. In February 2020, we committed to restructuring actions intended to simplify our businesses and improve operational efficiencies, which have resulted in headcount reductions, and, subsequently in 2020, the Company accelerated further actions to adapt our business to the current environment. As a result, we recognized $59.0 million in restructuring and related reorganization charges during 2020. Based on current plans, which are subject to change, we expect total reorganization charges in 2021 of approximately $8.6 million. However, we continue to actively evaluate additional cost reduction efforts and should we make decisions in future periods to take further actions, we will incur additional reorganization charges.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The following table summarizes the restructuring and related reorganization activity for the years ended December 31, 2019 and 2020:

Employee
Severance and
Benefits
(In millions)
Accrued liability as of January 1, 2019	$—
Charges	11
Payments	(2)
Non-cash items	—
Accrued liability as of December 31, 2019	$9
Charges	59
Payments	(21)
Non-cash items	—
Accrued liability as of December 31, 2020	$47

Note 11 — Commitments and Contingencies

Legal Proceedings

As a business within the B2B segment of Expedia Group, we are a party to various lawsuits. Management does not expect these lawsuits to have a material impact on the liquidity, results of operations, or financial condition of the Company. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters. We do not believe that the aggregate amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on our financial results; however, litigation is inherently uncertain and the actual losses incurred in the event that our legal proceedings were to result in unfavorable outcomes could have a material adverse effect on our business and financial performance.

Litigation Relating to Occupancy Taxes. One hundred one lawsuits have been filed by or against cities, counties and states involving hotel occupancy and other taxes. Nine lawsuits are currently active. These lawsuits are in various stages and Expedia Group continues to defend against the claims made in them vigorously. With respect to the principal claims in these matters, Expedia Group believes that the statutes or ordinances at issue do not apply to Expedia Group or the services Expedia Group provides and, therefore, that taxes are not owed that are claimed to be owed. Expedia Group, and as a result Egencia since it is a business within the B2B segment of Expedia Group, believes that the statutes or ordinances at issue generally impose occupancy and other taxes on entities that own, operate or control hotels (or similar businesses) or furnish or provide hotel rooms or similar accommodations. To date, forty-eight of these lawsuits have been dismissed. Some of these dismissals have been without prejudice and, generally, allow the governmental entity or entities to seek administrative remedies prior to pursuing further litigation. Thirty-four dismissals were based on a finding that we and the other defendants were not subject to the local tax ordinance or that the local government lacked standing to pursue its claims. As a result of this litigation and other attempts by certain jurisdictions to levy such taxes, we have established a reserve for the potential settlement of issues related to hotel occupancy and other taxes, consistent with applicable accounting principles and in light of all current facts and circumstances. The amount of reserve for the potential settlement of issues related to hotel occupancy and other taxes is insignificant. Our settlement reserve is based on our best estimate of probable losses and the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. An estimate for a reasonably possible loss or range of loss in excess of the amount reserved cannot be made. Changes to the settlement reserve are included within Other, net in the combined statements of operations.

Matters Relating to International VAT. Expedia Group is in various stages of inquiry or audit in multiple European Union jurisdictions regarding the application of VAT to European Union related transactions. Since Egencia is business within the B2B segment of Expedia Group and is involved in merchant hotel transactions, Egencia is subject to the same inquiry or audit. While we believe we comply with applicable VAT laws, rules and regulations in the relevant jurisdictions, the tax authorities may determine that we owe additional taxes. In certain jurisdictions, including the United Kingdom, we may be required to “pay-to-play” any VAT

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

assessment prior to contesting its validity. While we believe that we will be successful based on the merits of our positions with regard to audits in pay-to-play jurisdictions, it is nevertheless reasonably possible that we could be required to pay any assessed amounts in order to contest or litigate the applicability of any assessments and an estimate for a reasonably possible amount of any such payments cannot be made.

Note 12 — Related Party Transactions

Related Party Transactions

Intercompany transactions between the Company and Parent have been included in these combined financial statements and are forgiven at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as parent company investment. Deferred Merchant Bookings and Merchant Accounts Payable outstanding as of the period end dates in the combined balance sheets related to transactions that settle in cash between Egencia and Parent and/or Parent’s other subsidiaries have been included in these combined financial statements as Due to Related Party.

The accompanying Statement of Changes in Parent’s Equity and Statements of Cash Flows of Egencia are prepared in accordance with GAAP. As a result of carveout methodology as described in the Basis of Presentation, differences exist related to exchange rates, stock-based compensation, and other noncash items between the Statements of Changes in Parent’s Equity and the Statements of Cash Flows with regard to transfers to and from Parent.

The components of the net transfers to and from Parent as of December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019

	(In millions)
Cash pooling and general financing activities	$112	$—
Sales to Parent	—	2
Purchases from Parent	(2)	(3)
Stock based compensation	15	12
Corporate allocations	49	54
Income tax expense	7	39
Net increase (decrease) in Net Parent Investment	$181	$104

Corporate Allocations

The combined statements of income of the Company reflect allocations of general corporate expenses from Expedia Group including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, human resources, treasury, risk management, procurement, facilities, and other shared services. Allocations made on the basis of revenue, product sales, or headcount were $71.7 million and $80.3 million for shared services and $14.5 million and $13.2 million for supply costs for the year ended December 31, 2020 and year ended December 31, 2019, respectively, within selling and marketing expense, general and administrative expense, and technology and content expense in the combined statements of income.

Management of Egencia consider these allocations to be a reasonable allocation of the utilization of services by or the benefits provided to Egencia. These allocations may not, however, reflect the expense Egencia would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if Egencia had been a standalone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

EGENCIA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Note 13 — Subsequent Events

We have evaluated transactions and other events that occurred through July 16, 2021, the date these combined financial statements were available to be issued for purposes of disclosure of unrecognized subsequent events.

Annex A

Form of Certificate of Incorporation of Global Business Travel Group, Inc.

CERTIFICATE OF INCORPORATION

OF

GLOBAL BUSINESS TRAVEL GROUP, INC.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

ARTICLE I

NAME

Section 1.1Name. The name of the corporation is Global Business Travel Group, Inc. (the “Corporation”).

ARTICLE II

REGISTERED AGENT

Section 2.1Address. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County 19801. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III

PURPOSE

Section 3.1Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the DGCL.

ARTICLE IV

TERM

Section 4.1Term. The Corporation shall have perpetual existence.

ARTICLE V

CAPITALIZATION

Section 5.1Authorized Capital Stock

(a)The total number of shares of all classes of stock that the Corporation is authorized to issue is 12,020,420,250, consisting of: (i) 6,000,000,000 shares of preferred stock, par value $0.00001 (“Preferred Stock”); (ii) 3,000,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”); (iii) 3,000,000,000 shares of Class B common stock, par value $0.0001 per share ( “Class B Common Stock”); and (iv) 20,420,250 shares of Class X common stock, par value $0.0001 per share (“Class X Common Stock” and, together with Class A Common Stock and Class B Common Stock, “Common Stock”).
(b)The number of authorized shares of any of the Preferred Stock, Class A Common Stock, Class B Common Stock or Class X Common Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no separate class vote of the holders of any of the Preferred Stock, Class A Common Stock, Class B Common Stock or Class X Common Stock shall be required therefor, except as otherwise expressly provided in this Certificate of Incorporation (including pursuant to any certificate of designation relating to any series of Preferred Stock).

Section 5.2Preferred Stock

(a)The Board is hereby expressly authorized, subject to any limitations prescribed by the DGCL, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
(b)Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designation relating to such series).

Section 5.3Common Stock. The powers, preferences and rights and the qualifications, limitations and restrictions of Class A Common Stock, Class B Common Stock and Class X Common Stock are as follows:

(a)	Voting Rights. Except as otherwise expressly provided in this Certificate of Incorporation or as provided by law:
(i)Each holder of record of Class A Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, including the election or removal of directors, or holders of Class A Common Stock as a separate class are entitled to vote. The holders of shares of Class A Common Stock shall not have cumulative voting rights.
(ii)Each holder of record of Class B Common Stock, as such, shall be entitled to one (1) vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, including the election or removal of directors, or holders of Class B Common Stock as a separate class are entitled to vote. The holders of shares of Class B Common Stock shall not have cumulative voting rights.
(iii)Each holder of record of Class X Common Stock, as such, shall be entitled to one (1) vote for each share of Class X Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, including the election or removal of directors, or holders of Class X Common Stock as a separate class are entitled to vote. The holders of shares of Class X Common Stock shall not have cumulative voting rights.
(iv)Except as otherwise expressly provided in this Certificate of Incorporation or required by applicable law, and without limiting the rights of any party to the Shareholders Agreement, the holders of Common Stock having the right to vote in respect of such Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock having the right to vote in respect of such Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders having voting rights generally.
(v)Notwithstanding the foregoing provisions of this Section 5.3(a), to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power under this Certificate of Incorporation with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or under the DGCL. The foregoing provisions of this clause (v) shall not limit any voting power granted to holders of Common Stock or any class thereof pursuant to the terms of such Preferred Stock.
(b)	Dividends and Distributions
(i)Class A Common Stock. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any other class or series of stock having a preference over or the right to participate with Class A Common Stock with respect to the payment of dividends and other distributions in cash, stock of the Corporation or property of the

Corporation, each share of Class A Common Stock shall be entitled to receive, Ratably with other Participating Shares, such dividends and other distributions as may from time to time be declared by the Board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine.
(ii)Class B Common Stock. Dividends and other distributions shall not be declared or paid on Class B Common Stock.
(iii)Class X Common Stock. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any other class or series of stock having a preference over or the right to participate with Class X Common Stock with respect to the payment of dividends and other distributions in cash, stock of the Corporation or property of the Corporation, each share of Class X Common Stock shall be entitled to receive, Ratably with other Participating Shares, such dividends and other distributions as may from time to time be declared by the Board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine.
(iv)Notwithstanding anything to the contrary in the preceding subsections (i ) – (iii), dividends may be declared on any one class of Common Stock payable in additional shares of such class if and only if, substantially concurrently therewith, like dividends are declared on each other class of Common Stock payable in additional shares of such other class at the same rate per share.
(c)	Liquidation, Dissolution or Winding Up
(i)Subject to Section 5.3(c)(ii), in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock or any other class or series of stock having a preference over any Participating Shares as to distributions upon dissolution or liquidation or winding up shall be entitled, the remaining assets of the Corporation shall be distributed Ratably to the Participating Shares.
(ii)In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Class B Common Stock shall be entitled to receive, Ratably on a per share basis with the Participating Shares, a distribution from the remaining assets of the Corporation, up to the par value of such shares of Class B Common Stock. Other than as set forth in the preceding sentence, the holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
(d)Stock Dividends, Splits, etc. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Certificate of Incorporation, scheme, arrangement or otherwise (each, a “Recap Event”)) the number of shares of any class or series of Common Stock into a greater or lesser number of shares, the shares of each other class or series shall be proportionately similarly combined or subdivided. Any adjustment described in this Section 5.3(d) shall become effective at the close of business on the date the combination or subdivision becomes effective. Stock dividends with respect to each class of Common Stock may only be paid in additional shares of stock of the same class of Common Stock on which such dividend is declared.
(e)No Preemptive or Certain Other Rights. Except as set forth in the Exchange Agreement, without limiting the rights of any party to the Shareholders Agreement, no holder of shares of Common Stock shall be entitled to preemptive, subscription, redemption or conversion rights.
(f)Automatic Conversion of Class X Common Stock. Upon the consummation of the BCA Transaction, each share of Class X Common Stock outstanding immediately prior thereto shall automatically, without any further action, convert into one share of Class A Common Stock. Following such conversion, the reissuance of shares of Class X Common Stock shall be prohibited, and such shares shall be retired and cancelled in accordance with Section 243 of the DGCL and the certificate required to be filed with the Secretary of State of the State of Delaware by such section, and upon such retirement and cancellation, and the filing of such certificate, all references to Class X Common Stock in this Certificate of Incorporation shall be eliminated. Any stock certificate that, immediately prior to such conversion, represented shares of Class X Common Stock will, from and after such time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Class A

Common Stock into which such former shares of Class X Common Stock have been converted pursuant to the first sentence of this Section 5.3(f).

ARTICLE VI

EXCHANGES, TRANSFERS AND RELATED MATTERS

Section 6.1Exchanges. The Corporation, JerseyCo and certain other Persons party thereto from time to time are parties to the Exchange Agreement. On the terms and subject to the conditions of the Exchange Agreement, to the extent that an Eligible JerseyCo Owner (as defined in the Exchange Agreement) is exchanging Class B JerseyCo Shares with which are associated shares of Class B Common Stock, the Corporation shall (unless and to the extent the Corporation, on behalf of JerseyCo, has elected in accordance with the terms of the Exchange Agreement to pay cash in lieu of shares of Class A Common Stock) issue to JerseyCo, at its request, a number of shares of Class A Common Stock equal to the product of (x) the number of Class B JerseyCo Shares exchanged by the applicable Eligible JerseyCo Owner multiplied by (y) the Exchange Rate (as defined in the Exchange Agreement). Concurrently with the issuance of such shares of Class A Common Stock to JerseyCo, a number of shares of Class B Common Stock held of record by the applicable Eligible JerseyCo Owner equal to the number of Class B JerseyCo Shares exchanged by such applicable Eligible JerseyCo Owner shall, automatically and without further action on the part of the Corporation or any holder of Class B Common Stock, be transferred to the Corporation and cancelled and retired for no consideration.

Section 6.2Additional Issuances; Reserves

(a)Subject to the DGCL and the other terms of this Certificate of Incorporation and without limitation of the rights of any party to the Shareholders Agreement and the Exchange Agreement, on or following the Effective Date, the Corporation may issue from time to time additional shares of Class A Common Stock from the authorized but unissued shares of Class A Common Stock, including as provided in this Certificate of Incorporation and the BCA. The Corporation shall not issue additional shares of Class B Common Stock, except in connection with the valid issuance of Class B JerseyCo Shares in accordance with the A&R JerseyCo M&A, the Shareholders Agreement and the Exchange Agreement, or as otherwise expressly provided in this Certificate of Incorporation (for avoidance of doubt, including to effect a Recap Event in accordance with the terms of this Certificate of Incorporation). Without limiting the generality of the foregoing, the Corporation shall, upon the occurrence of an Earnout Achievement Date (as defined in the BCA), issue shares of Class A Common Stock or Class B Common Stock, as applicable, to such persons and in such amounts as contemplated by the BCA, in accordance with the terms and subject to the conditions thereof.
(b)The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock a sufficient number of shares of (i) Class A Common Stock to permit JerseyCo to satisfy its obligations under the Exchange Agreement and (ii) Class A Common Stock and Class B Common Stock to permit the Corporation, upon the occurrence of an Earnout Achievement Date, to issue shares of Class A Common Stock or Class B Common Stock, as applicable, to such persons and in such amounts as contemplated by the BCA, in accordance with the terms and subject to the conditions thereof.

Section 6.3Cancellation. Except as set forth in Section 6.4, shares of Class B Common Stock that are transferred to the Corporation shall be cancelled and retired and shall not be disposed of out of treasury or otherwise reissued. Any certificates that, prior to the cancellation and retirement of such shares of Class B Common Stock, evidenced ownership of shares of Class B Common Stock so cancelled shall, if presented to the Corporation on or after the date of cancellation of such shares, be cancelled.

Section 6.4Egencia Acquisition.

(a)The Corporation shall take such actions as are contemplated by the BCA to cause the issuance of its equity securities as called for by the Equity Contribution Agreement in accordance with this Section 6.4. Without limiting the generality of the foregoing, subject to Section 6.4(c), if the final determination of the Post-Closing Equity Adjustment has not occurred prior to the consummation of the BCA Transaction and, pursuant to the Equity Contribution Agreement, Expedia should have received a different amount of equity securities in JerseyCo and the Corporation immediately following the final determination of the Post-Closing Equity Adjustment than was issued to Expedia under the BCA, the Corporation shall, in accordance with the terms and subject to the conditions of the BCA, issue, redeem and cancel and/or adjust the terms of its equity securities (including its Derivative Equity Securities) for no additional consideration such that the amount (both absolute and relative) of equity securities of the Corporation issued to Expedia and the other equityholders of JerseyCo immediately prior to the consummation of the BCA Transaction (including holders of Company MIP Shares and Legacy Company MIP Options, but excluding holders of New

Management Options) reflects the amount (the “Adjusted Total”) that would have been issued if such final determination had occurred prior to the consummation of the BCA Transaction (after giving effect to the Newly Issued Equity Securities). For the avoidance of doubt, any issuance, redemption, cancellation or adjustment of terms of equity securities of the Corporation shall only be made with respect to the equity securities of the Corporation (including any Derivative Equity Securities) issued to the equityholders of JerseyCo immediately prior to the consummation of the BCA Transaction (including holders of Acquiror Options that were issued on account of Legacy Company MIP Options but excluding Acquiror Options that were issued on account of New Management Options), such that the aggregate amount of outstanding equity securities in the Corporation (including any Newly Issued Equity Securities) held by such Persons immediately prior to such issuance, redemption, cancellation or adjustment shall be equal in the aggregate to such amount thereafter.
(b)In addition to the adjustment described in Section 6.4(a), and subject to Section 6.4(c), if the final determination of the Post-Closing Equity Adjustment has not occurred prior to the consummation of the BCA Transaction and, pursuant to the Equity Contribution Agreement, Expedia should have received a different amount of equity securities in JerseyCo and the Corporation immediately following the final determination of the Post-Closing Equity Adjustment than was issued to Expedia under the BCA, the Corporation shall, to the extent applicable, cause the per share exercise price of the New Management Options and the number of Company MIP Shares issuable in respect of New Management Options to be equitably adjusted in accordance with the requirements of Section 422 and 409A of the Code to reflect the effects of the Post-Closing Equity Adjustment; provided that any such adjustment shall be made without reference to the Adjusted Total.
(c)Notwithstanding anything herein to the contrary, if JerseyCo and Expedia agree to settle, and do in fact settle, any Post-Closing Equity Adjustment, in whole, for an amount in cash not to exceed $5,000,000, no issuances, redemptions, cancellations or adjustments of terms of equity securities of the Corporation (including any Derivative Equity Securities) held by the Persons who were equityholders of JerseyCo immediately prior to the Closing shall be made as contemplated pursuant to Section 6.4(a) and Section 6.4(b), including with respect to the amount of such cash settlement.
(d)Capitalized terms used but not defined in this Section 6.4 shall have the meanings ascribed to such terms in the BCA.

Section 6.5Certain Restrictions on Transfer

(a)No Transfer of shares of Class B Common Stock may be made, unless such transferor also Transfers an equal number of Class B JerseyCo Shares to the applicable Transferee in accordance with the terms and subject to the conditions of the A&R JerseyCo M&A.
(b)The Corporation may place customary restrictive legends on the certificates (if any) or book entries evidencing ownership of the shares of Class A Common Stock, Class B Common Stock and, if applicable, the shares of Preferred Stock subject to this Section 6.5 and remove such restrictive legends at the time the applicable restrictions under this Section 6.5 are no longer applicable to the shares of Class A Common Stock, Class B Common Stock or shares of Preferred Stock evidenced by such certificates or book entries. To the extent shares of Class A Common Stock, Class B Common Stock and, if applicable, shares of Preferred Stock subject to this Section 6.5 are uncertificated, the Corporation shall give notice of the restrictions set forth in this Section 6.5 in accordance with the DGCL.

ARTICLE VII

BYLAWS

In furtherance and not in limitation of the powers conferred by the DGCL, but without limiting the rights of any party to the Shareholders Agreement, the Board is expressly authorized to make, amend, alter, change, add to or repeal the bylaws of the Corporation (as may be amended, restated or otherwise modified from time to time in accordance with the terms hereof and thereof, the “Bylaws”) without the consent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of the DGCL, the affirmative vote of the holders of at least 66⅔% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws, or to adopt any provision inconsistent therewith.

ARTICLE VIII

BOARD OF DIRECTORS

Section 8.1Board of Directors

(a)Board Powers. Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
(b)Number, Election and Term
(i)Without limiting the rights of any party to the Shareholders Agreement, or except as otherwise provided for or fixed in any certificate of designation with respect to any series of Preferred Stock, the total number of directors constituting the whole Board shall be determined from time to time by resolution adopted by the Board.
(ii)Without limiting the rights of any party to the Shareholders Agreement, effective upon consummation of the BCA Transaction, the directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more such series, as the case may be (such directors, the “Preferred Stock Directors”)), shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Effective Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Effective Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Effective Date. At each annual meeting following the Effective Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of such directors is changed (other than in respect of any Preferred Stock Directors), any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director. The Board is authorized to assign directors already in office to their respective classes at the time the classification of the Board becomes effective pursuant to this Section 8.1(b)(ii).
(iii)Any such director shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
(iv)Directors of the Corporation need not be elected by written ballot, unless the Bylaws shall so provide.

Section 8.2Newly Created Directorships and Vacancies. Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding in respect of any Preferred Stock Directors (as defined below), and without limiting the rights of any party to the Shareholders Agreement, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, or by the stockholders at a special meeting of stockholders called by or at the direction of the Board, in accordance with Section 9.2 and the Bylaws, for such purpose. Any director (other than a Preferred Stock Director) elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Section 8.3Resignation and Removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Without limiting the rights of any party to the Shareholders Agreement, any or all of the directors (other than any Preferred Stock Director) may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, at a meeting of stockholders called for such purpose. Without limiting the rights of any party to the Shareholders Agreement, in case the Board or any one or more directors should be so removed, new directors may be elected in accordance with Section 8.2.

Section 8.4Preferred Stock Directors. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect Preferred Stock Directors, then the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto. Notwithstanding Section 8.1(b), the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed in accordance with Section 8.1(b) hereof, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly, and whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right, the terms of office of all such Preferred Stock Directors shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director), and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Section 8.5Quorum. A quorum for the transaction of business by the directors shall be set forth in the Bylaws.

ARTICLE IX

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING;

ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

Section 9.1Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such stockholders. Notwithstanding the foregoing, (a) any action required or permitted to be taken by the holders of any series of Preferred Stock may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock; and (b) any action required or permitted to be taken by the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, by written consent of the holders of at least 66⅔% of the total voting power of all the Class B Common Stock then outstanding.

Section 9.2Meetings of Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called only by or at the direction of the Board pursuant to a resolution adopted by a majority of the total number of directors or as otherwise expressly provided in the Bylaws. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date and at such time as shall be fixed exclusively by resolution of the Board or a duly authorized committee thereof.

ARTICLE X

LIMITED LIABILITY; INDEMNIFICATION

Section 10.1Limited Liability of Directors. To the fullest extent permitted by law, no director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment nor the repeal of this Article X shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing prior to such amendment or repeal.

Section 10.2Indemnification and Advancement of Expenses

(a)To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), the Corporation shall indemnify and hold harmless each Person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever (for purposes of this Section 10.2, a “Proceeding”) by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, member, manager, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, member, manager, officer, employee, agent or trustee or in any other capacity while serving as a director, member, manager, officer, employee, agent or trustee, against all liability and loss suffered and expense (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection with such Proceeding. Notwithstanding the foregoing provisions of this Section 10.2(a), except as provided in Section 10.2(c) with respect to Proceedings to enforce rights to indemnification and advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.
(b)In addition to the right to indemnification conferred in Section 10.2(a), to the fullest extent permitted by applicable law, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred by such Indemnitee in appearing at, participating in or defending any Proceeding in advance of its final disposition or in connection with a Proceeding brought to establish or enforce a right to indemnification or advancement of expenses (which shall be governed by Section 10.2(c)). Notwithstanding the foregoing, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it is ultimately determined after final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to indemnification under this Section 10.2 or otherwise.
(c)Notwithstanding the failure of the Corporation to have made a determination that indemnification of the Indemnitee is proper in the circumstances, or an actual determination by the Corporation that the indemnification of the Indemnitee is not proper in the circumstances, any Indemnitee may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification or advancement of expenses to the extent otherwise permissible under this Article X. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense of the Corporation that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article X or otherwise shall be on the Corporation.
(d)The rights to indemnification and advancement of expenses conferred on any Indemnitee by this Section 10.2 shall not be exclusive of any other rights that any Indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, insurance, an agreement, vote of stockholders or disinterested directors or otherwise.
(e)The rights conferred upon Indemnitees by this Section 10.2 shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.
(f)Any repeal or amendment of this Section 10.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 10.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(g)The Corporation shall purchase and maintain insurance (or be named insured on the insurance policy of an affiliate), on behalf of the Indemnitees and such other Persons, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity, as the Board shall determine, in its sole discretion, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with such Person’s activities on behalf of the Corporation, regardless of whether or not the Corporation would have the power or obligation to indemnify such Person against such liability under the DGCL, this Certificate of Incorporation or the Bylaws.
(h)Notwithstanding that a director or officer of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance and indemnify the full amounts to which Covered Persons are entitled hereunder, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation.
(i)This Section 10.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to Persons other than Indemnitees. The Corporation may, to the extent authorized from time to time by the Board, to the extent and in the manner authorized or permitted by law, grant rights to indemnification and to the advancement of expenses to Persons other than Indemnitees, including any employee or agent of the Corporation.

ARTICLE XI

CORPORATE OPPORTUNITIES

Except with respect to any corporate opportunity expressly offered or presented to any Indemnitee solely in his or her capacity as a director or officer of, through his or her service to, or pursuant to a contract with, the Corporation and its Subsidiaries (an “Excluded Opportunity”), to the fullest extent permitted by applicable law, (a) each Indemnitee, its Affiliates or its Affiliated Entities (in each case, who are not employees of the Corporation or any of its Subsidiaries) and (b) each equityholder of the Corporation or its Affiliates (the Persons described in clauses (a) and (b), collectively, the “Identified Persons”) shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by the Corporation or any of its Subsidiaries, independently or with others, including business interests and activities in direct competition with the business and activities of the Corporation or any of its Subsidiaries, with no obligation to offer the Corporation or any of its Subsidiaries the right to participate therein. Nothing in this Certificate of Incorporation, including (without limitation) the foregoing sentence, shall be deemed to supersede any other agreement to which an Identified Person may be a party or the rights of any other party thereto restricting such Identified Person’s ability to have certain business interests or engage in certain business activities or ventures. To the fullest extent permitted by applicable law, but subject to the immediately preceding sentence, neither the Corporation nor any of its Subsidiaries shall have any rights in any business interests, activities or ventures of any Identified Persons that are not Excluded Opportunities, and the Corporation hereby waives and renounces any interest or expectancy therein.

To the fullest extent permitted by applicable law, but without limiting any separate agreement to which an Identified Person may be party with the Corporation or any of its Subsidiaries, and except with respect to any Excluded Opportunities, (i) the engagement in competitive activities by any Identified Person in accordance with the provisions of this Article XI is hereby deemed approved by the Corporation, all stockholders and all Persons acquiring an interest in the stock of the Corporation, (ii) it shall not be a breach of any Identified Person’s duties or any other obligation of any type whatsoever of any Identified Person if an Identified Person engages in, or directs to another Person, any such business interests or activities in preference to or to the exclusion of the Corporation or any of its Subsidiaries, and (iii) no Identified Person shall be liable to the Corporation, any stockholder of the Corporation or any other Person who acquires an interest in the stock of the Corporation, by reason of the fact that such Identified Person pursues or acquires a business opportunity that is not an Excluded Opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Corporation or any of its Subsidiaries.

In addition to and without limiting the foregoing provisions of this Article XI, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation or any of its Subsidiaries if it is a business opportunity that (i) the Corporation and its Subsidiaries are neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the business of the Corporation and its Subsidiaries or is of no practical advantage to the Corporation and its Subsidiaries, (iii) is one in which the Corporation and its Subsidiaries have no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of an Identified Person over which such Identified Person has no direct or indirect influence or control, including, but not limited to, a blind trust. To the fullest extent permitted by applicable law, but without limiting any separate agreement to which an Identified Person may be party with the Corporation or any of its Subsidiaries, no Identified Person shall (x) have any duty to present business opportunities that are not Excluded Opportunities to the Corporation or any of its Subsidiaries or (y) be liable to the Corporation, any stockholder of the Corporation or any other Person who acquires an interest in the stock of the Corporation, by reason of the fact that such Identified Person pursues or acquires a business opportunity that is not an Excluded Opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Corporation or any of its Subsidiaries.

For avoidance of doubt, the foregoing paragraphs of this Article XI are intended to renounce with respect to the Identified Persons, to the fullest extent permitted by Section 122(17) of the DGCL, any interest or expectancy of the Corporation or any of its Subsidiaries in, or in being offered an opportunity to participate in, any business opportunities that are not Excluded Opportunities, and this Article XI shall be construed to effect such renunciation to the fullest extent permitted by the DGCL.

Any Identified Person may, directly or indirectly, (i) acquire stock of the Corporation and options, rights, warrants and appreciation rights relating to stock of the Corporation and (ii) except as otherwise expressly provided in this Certificate of Incorporation, exercise all rights of a stockholder of the Corporation relating to such stock, options, rights, warrants and appreciation rights.

To the fullest extent permitted by law, neither the alteration, amendment or repeal of this Article XI nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article XI shall apply to or have any effect on the liability or alleged liability of any Identified Person for or with respect to any activities or opportunities which such Identified Person becomes aware prior to such alteration, amendment, repeal or adoption.

For avoidance of doubt, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XI and each other Article of this Certificate of Incorporation.

For purposes of this Article XI only:

“Affiliate” shall mean (a) in respect of an Indemnitee, any Person that, directly or indirectly, is controlled by such Indemnitee (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of any Supporting Shareholder, a Person that, directly or indirectly, is controlled by any of the Supporting Shareholders, controls any of the Supporting Shareholders or is under common control with any of the Supporting Shareholders and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation).

“Affiliated Entity” shall mean (a) any Person of which an Indemnitee serves as an officer, director, employee, agent or other representative (other than the Corporation and any entity that is controlled by the Corporation), (b) any direct or indirect partner, stockholder, member, manager or other representative of such Person or (c) any Affiliate of any of the foregoing.

“control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting stock, by contract, or otherwise. A Person who is the Owner of 20% or more of the outstanding voting equity of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary (it being acknowledged that such Person’s ownership of less than 20% of the voting equity of any such entity shall not in and of itself create a presumption that there is a lack of control).

ARTICLE XII

BUSINESS COMBINATIONS

Section 12.1The Corporation elects not to be governed by Section 203 of the DGCL.

Section 12.2Notwithstanding any other provision of this Article XII, the Corporation shall not engage in any Business Combination (as defined below) with any Interested Stockholder (as defined below) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:

(a)Prior to such time, the Board approved either the Business Combination or the transaction (other than the BCA Transaction) which resulted in the stockholder becoming an Interested Stockholder;
(b)Upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the Voting Stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding Voting Stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(c)At or subsequent to such time the Business Combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding Voting Stock which is not owned by the Interested Stockholder.

Section 12.3The restrictions contained in Article XII shall not apply if:

(a)The Corporation does not have a class of Voting Stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a Person becomes an Interested Stockholder;
(b)A stockholder becomes an Interested Stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an Interested Stockholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such stockholder, have been an Interested Stockholder but for the inadvertent acquisition of ownership;
(c)The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which:
(i)Constitutes one of the transactions described in the second sentence of this Section 12.3(c);
(ii)Is with or by a Person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the Board; and
(iii)Is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were directors prior to any Person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

The proposed transactions referred to in the preceding sentence are limited to: (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock (as defined below) of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding Voting Stock of the Corporation. The

Corporation shall give not less than 20 days’ notice to all Interested Stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Section 12.3(c); or

(d)The Business Combination is with an Interested Stockholder who became an Interested Stockholder as a result of the BCA Transaction (any such Person, an “Exempt Interested Stockholder”); provided that each such Exempt Interested Stockholder shall be an Exempt Interested Stockholder only if and for so long as the number of shares of Voting Stock owned by such Exempt Interested Stockholder does not exceed the number of shares which are owned by such Exempt Interested Stockholder on the Effective Date, plus a number of shares of Voting Stock equal to not more than 1% of the Voting Stock then outstanding (the “Threshold”); provided that such Person shall cease to be an Exempt Interested Stockholder if thereafter such Person acquires shares of Voting Stock of the Corporation beyond the Threshold. From and after such time as any Exempt Interested Stockholder ceases to be an Exempt Interested Stockholder as a result of acquiring shares, such Person shall be subject to the restrictions and other provisions of this Article XII applicable to Interested Stockholders, including Section 12.2. In the event an Exempt Interested Stockholder would no longer own sufficient shares to be an Interested Stockholder, such Exempt Interested Stockholder shall thereafter no longer be an Exempt Interested Stockholder and the provisions of Article XII shall apply to such person in the event such person subsequently becomes an Interested Stockholder hereunder.

Section 12.4As used in this Article XII only, the term:

(a)“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, Controls (as defined below), or is controlled by, or is under common control with, another Person.
(b)“Associate,” when used to indicate a relationship with any Person, means: (A) any other Person of which such Person is a director, officer or partner or is, directly or indirectly, the Owner (as defined below) of 20% or more of any class of Voting Stock; (B) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (C) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.
(c)“Business Combination,” when used in reference to the Corporation and any Interested Stockholder, means:
(i)Any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with the Interested Stockholder, or with any Person if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation Section 12.2 is not applicable to the surviving Person;
(ii)Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock of the Corporation;
(iii)Any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any Stock of the Corporation or of such subsidiary to the Interested Stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of Stock of the Corporation subsequent to the time the Interested Stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase Stock made on the same terms to all holders of said Stock; or (E) any issuance or transfer of Stock by the Corporation; provided, however, that in no case under items (C) – (E) of this clause (iii) shall there be an increase in the Interested Stockholder’s proportionate share of the Stock of any class or series of the Corporation or of the Voting Stock of the Corporation;
(iv)Any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the Stock of any class or series, or securities convertible into the Stock of any class or series, of the Corporation or of any such subsidiary which is owned by the

Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of Stock not caused, directly or indirectly, by the Interested Stockholder; or
(v)Any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in clauses (i) – (iv) of this Section 12.4(c)) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

Notwithstanding the foregoing, no exchange under the Exchange Agreement will constitute a Business Combination within the meaning of this Section 12.4(c).

(d)“Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Stock, by contract or otherwise. A Person who is the Owner of 20% or more of the outstanding Voting Stock of any other Person shall be presumed to have control of such Person, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds Voting Stock, in good faith and not for the purpose of circumventing this Article XII, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such Person.
(e)“Interested Stockholder” means any Person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that is the Owner of 15% or more of the outstanding Voting Stock of the Corporation, or is an Affiliate or Associate of the Corporation and was the Owner of 15% or more of the outstanding Voting Stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Stockholder, and the Affiliates and Associates of such Person; provided, however, that the term “Interested Stockholder” shall not include any Person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided that such Person shall be an Interested Stockholder if thereafter such Person acquires additional shares of Voting Stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such Person. For the purpose of determining whether a Person is an Interested Stockholder, the Voting Stock of the Corporation deemed to be outstanding shall include Stock deemed to be owned by the Person through application of Section 12.4(i) but shall not include any other unissued Stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(f)“Person” means any individual, corporation, partnership, unincorporated association or other entity
(g)“Stock” means, with respect to any corporation, capital stock and, with respect to any other Person, any equity interest.
(h)“Voting Stock” means, with respect to any corporation, Stock of any class or series entitled to vote generally in the election of directors and, with respect to any Person that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such Person. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.
(i)“Owner,” including the terms “own” and “owned,” when used with respect to any Stock, means a Person that individually or with or through any of its Affiliates or Associates:
(i)Beneficially owns such Stock, directly or indirectly; or
(ii)Has (A) the right to acquire such Stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Owner of Stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered Stock is accepted for purchase or exchange; or (B) the right to vote such Stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Owner of any Stock because of such Person’s right to vote such Stock if the agreement, arrangement or understanding to vote such Stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more Persons; or

(iii)Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of clause (ii) of this Section 12.4(i)), or disposing of such Stock with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such Stock;

provided, however, that no Person shall be deemed to own Stock owned by another Person solely by reason of the fact that both Persons are party to the Shareholders Agreement or the Company Holders Support Agreement.

ARTICLE XIII

SEVERABILITY

If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

ARTICLE XIV

FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, or any claim for aiding and abetting such alleged breach, (c) any action asserting a claim arising under any provision of the DGCL, this Certificate of Incorporation (as it may be amended or restated) or the Bylaws or as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, (d) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws, (e) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware or (f) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL, shall, in each case, to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to actions, suits or proceedings brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Notwithstanding the foregoing, in the event that the Delaware Court of Chancery lacks subject-matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Delaware Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. For avoidance of doubt, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV and each other Article of this Certificate of Incorporation.

ARTICLE XV

AMENDMENTS

Except as otherwise expressly provided in this Certificate of Incorporation, including, without limitation, Article XI, and without limiting the rights of any party to the Shareholders Agreement, in addition to any separate vote of any class or series of capital stock of the Corporation required under the DGCL, this Certificate of Incorporation may be amended by the affirmative vote of the holders of at least 66⅔% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; provided that any amendment of any provision of this Certificate of

Incorporation that adversely affects the rights, priorities or privileges of the Class B Common Stock shall require the affirmative vote of the holders of at least 66⅔% of the total voting power of the Class B Common Stock then outstanding.

ARTICLE XVI

SOLE INCORPORATOR

The sole incorporator of the Corporation is James Elworth, whose mailing address is 9 West 57th Street, 43rd Floor, New York, NY 10019. The powers of the incorporator are to terminate upon the effectiveness of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The name of each person who is to serve as an initial director of the Corporation until the first annual meeting of stockholders or until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal, are as follows: Sanjay Patel, Scott Kleinman, Jennifer Fleiss, Mitch Garber and James H. Simmons III. The mailing address of each such person is c/o Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019.

ARTICLE XVII

DEFINITIONS

As used in this Certificate of Incorporation, the following terms have the following meanings, unless clearly indicated to the contrary:

“A&R JerseyCo M&A” means the Fourth Amended and Restated Memorandum and Articles of Association of JerseyCo, dated on or about the Effective Date, as the same may be amended, restated, modified, supplemented or replaced from time to time in accordance with the terms thereof.

“Affiliate” has the meaning ascribed to such term in the Shareholders Agreement.

“BCA” means that certain Business Combination Agreement, dated as of December 2, 2021, by and between Apollo Strategic Growth Capital, as predecessor to the Corporation, and JerseyCo, together with the schedules and exhibits thereto, as the same may be amended, restated, modified, supplemented or replaced from time to time.

“BCA Transaction” means the business combination transactions contemplated by the BCA.

“Board” means the Board of Directors of the Corporation.

“Class B JerseyCo Share” means a “B Ordinary Share” as defined in the A&R JerseyCo M&A.

“Company Holders Support Agreement” means that certain Company Holders Support Agreement, dated as of December 2, 2021 by and among Apollo Strategic Growth Capital and the Shareholders party thereto together with the schedules and exhibits thereto, as the same may be amended, restated, modified, supplemented or replaced from time to time.

“Derivative Equity Securities” has the meaning ascribed to such term in the BCA.

“Effective Date” means the date of the effectiveness of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

“Eligible JerseyCo Owner” has the meaning ascribed to such term in the Exchange Agreement.

“Equity Contribution Agreement” means that certain Equity Contribution Agreement, dated as of August 11, 2021, by and among Expedia, Inc., JerseyCo and Juweel Investors Limited, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Exchange Agreement” means that certain Exchange Agreement, dated on or about the Effective Date, among the Corporation, JerseyCo, and the other Persons party thereto (as may be amended, restated or otherwise modified from time to time in accordance with the terms thereof).

“Expedia” means EG Corporate Travel Holdings LLC, a Delaware limited liability company (and any Expedia Permitted Transferee (as defined in the Shareholders Agreement)).

“Governmental Entity” means any nation or government, any state, province, county, municipal or other political subdivision thereof, any entity exercising executive, legislative, tribal, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator or arbitral panel (in each case public or private), or other body or administrative, regulatory, self-regulatory organization or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“JerseyCo” means GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey.

“Participating Shares” means (i) shares of Class A Common Stock, and, solely prior to the automatic conversion thereof upon consummation of the BCA Transaction, Class X Common Stock, and (ii) shares of any other class or series of Common Stock or Preferred Stock to the extent that, in accordance with the terms thereof, such shares are entitled to participate with Class A Common Stock in, as applicable, (x) dividends or distributions paid by the Corporation, or (y) any liquidation, dissolution or winding up of the Corporation. Notwithstanding the foregoing, shares of Class B Common Stock shall not be considered Participating Shares except, solely in the case of a liquidation, dissolution or winding up of the corporation, solely to the extent provided in Section 5.3(c)(ii).

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Post-Closing Equity Adjustment” has the meaning ascribed to such term in the Equity Contribution Agreement.

“Ratably” means, with respect to Participating Shares (determined pursuant to the definition of “Participating Shares,” as of the applicable time), on a per share basis. If, after the Effective Date, other terms are approved by the Corporation with respect to participation of any class or series of capital stock in residual distributions of the Corporation and are set forth in this Certificate of Incorporation or any certificate of designation with respect to Preferred Stock, “Ratably” shall automatically be adjusted to take account of such other terms.

“Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement, dated on or about the Effective Date, by and among the Corporation, the Sponsor Equityholders (as defined and identified therein), the GBT Equityholders (as defined and identified therein), and any Permitted Transferees (as defined therein), together with the schedules and exhibits thereto, as the same may be amended, restated, modified, supplemented or replaced from time to time.

“Shareholders Agreement” means the Shareholders Agreement, dated on or about the Effective Date, by and among the Corporation, JerseyCo and certain shareholders of the Corporation and JerseyCo party thereto, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Supporting Shareholder” means any holder of equity securities of the Corporation who is a Shareholder (as defined in either the Shareholders Agreement or the Company Holders Support Agreement).

“Subsidiary” has the meaning ascribed to such term in the Shareholders Agreement.

“Transfer” has the meaning ascribed to such term in the Shareholders Agreement. Notwithstanding the preceding sentence, for purposes of this Certification of Incorporation, no (x) exchange of Class B JerseyCo Shares (with automatic surrender for cancellation of an equal number of shares of Class B Common Stock) for any shares of Class A Common Stock pursuant to and in accordance with the Exchange Agreement or (y) conversion of any shares of any class or series of capital stock of the Corporation into another class or series of capital stock of the Corporation shall constitute a “Transfer” hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Incorporation to be signed this [•] day of [•], 2022.

By:
James Elworth
Sole Incorporator

Annex B

Form of Bylaws of Global Business Travel Group, Inc.

BYLAWS

OF

GLOBAL BUSINESS TRAVEL GROUP, INC.

ARTICLE I

OFFICES

Section 1.1Registered Office. The registered office of Global Business Travel Group, Inc. (the “Corporation”) shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS

Section 2.1Annual Meetings. The annual meeting of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may properly be brought before such meeting shall be held on such date, and at such time and place, if any, within or without the State of Delaware, or by means of remote communications, including by webcast, pursuant to Section 2.12(c)(iii), as may be designated from time to time by the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled.

Section 2.2Special Meetings. Except as otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”) or required or permitted by the certificate of incorporation of the Corporation (as amended, restated, modified or supplemented from time to time, and including any certificate of designation relating to a series of “Preferred Stock” as defined therein, the “Certificate of Incorporation”), and subject to the rights of the holders of any class or series of Preferred Stock, if any, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board pursuant to a resolution adopted by a majority of the total number of directors. Special meetings may be held either at a place, within or without the State of Delaware, or by means of remote communications, including by webcast, pursuant to Section 2.12(c)(iii), as the Board may determine. The Board may postpone, reschedule or cancel any special meeting of stockholders previously scheduled.

Section 2.3Notice of Meetings. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, notice of the date, time, place (if any), the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be given not more than sixty (60), nor less than ten (10), days previous thereto (unless a different time is specified by applicable law), to each stockholder entitled to vote at the meeting as of the record date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 2.4Quorum; Adjournments. The holders of a majority in voting power of the capital stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided herein, by applicable law or by the Certificate of Incorporation; but if at any meeting of stockholders there shall be less than a quorum present, the chair of the meeting or, by a majority in voting power thereof, the stockholders present (either in person or by proxy) may, to the extent permitted by law, adjourn the meeting from time to time without further notice, other than announcement at the meeting of the date, time and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting, until a quorum shall be present or represented. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. At any adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the original meeting. Notice need not be given of any adjourned meeting if the time, date and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than sixty (60) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

Section 2.5Organization of Meetings. The Chair of the Board, or in the absence of the Chair of the Board, or at the Chair of the Board’s discretion, the Chief Executive Officer, or in the Chief Executive Officer’s absence or at the Chief Executive Officer’s discretion, any officer of the Corporation, shall call all meetings of the stockholders to order and shall act as chair of any such meetings. The Secretary of the Corporation or, in such officer’s absence, an Assistant Secretary of the Corporation, shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chair of the meeting shall appoint a secretary of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Unless otherwise determined by the Board prior to the meeting, the chair of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, convening the meeting and adjourning the meeting (whether or not a quorum is present), announcing the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote, imposing restrictions on the persons (other than stockholders of record of the Corporation or their duly appointed proxies) who may attend any such meeting, establishing procedures for the transaction of business at such meeting (including the dismissal of business not properly presented), maintaining order at the meeting and safety of those present, restricting entry to such meeting after the time fixed for commencement thereof and limiting the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.6Proxies.

(a)At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, subject to applicable law. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the DGCL, the following shall constitute a valid means by which a stockholder may grant such authority: (i) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder’s authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (ii) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing by means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period; provided, that any such means of electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that such electronic transmissions are valid, the inspector or inspectors of stockholder votes or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied.
(b)A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.
(c)Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraphs of this Section 2.6 (including any electronic transmission) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
(d)Proxies shall be filed with the secretary of the meeting prior to or at the commencement of the meeting to which they relate.

Section 2.7Voting. When a quorum is present at any meeting, the affirmative vote of a majority of the votes cast by shares of capital stock of the Corporation that are entitled to vote on the subject matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Certificate of Incorporation, the Shareholders Agreement (as defined in the Certificate of Incorporation), these Bylaws (including, without limitation, Section 3.1 hereof) or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required and a quorum is present, the affirmative vote of a majority of the votes cast by shares of such class or series or classes or series that are entitled to vote on the subject matter shall be the act of such class or series or classes or series, unless the question is one upon which by express provision of the Certificate of Incorporation, the Shareholders Agreement, these Bylaws (including, without limitation, Section 3.1 hereof) or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question. For the avoidance of doubt, an abstention or broker non-vote shall not count as a vote cast.

Section 2.8Fixing Record Date.

(a)In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(b)In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change or conversion or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
(c)Solely to the extent the Certificate of Incorporation or the Shareholders Agreement expressly permits one or more classes or series of stockholders of the Corporation to express consent to corporate action in writing without a meeting, in order that the Corporation may determine the stockholders entitled to express such written consent, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 2.9Consents in Lieu of Meeting. At any time when action by one or more classes or series of stockholders of the Corporation is permitted to be taken by written consent pursuant to the terms and limitations set forth in the Certificate of Incorporation, the provisions of this section shall apply. All consents properly delivered in accordance with the Certificate of Incorporation and the DGCL shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation as required by the DGCL, written consents signed by the holders of a sufficient number of shares to take such corporate action are so delivered to the Corporation in accordance with the applicable provisions of the DGCL. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in the applicable provisions of the DGCL. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof.

Section 2.10List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network; provided, that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.11Inspectors. The Board, in advance of all meetings of the stockholders, may, and shall if required by applicable law, appoint one or more inspectors of stockholder votes, who may be employees or agents of the Corporation or stockholders or their proxies, but who shall not be directors of the Corporation or candidates for election as directors. In the event that one or more inspectors of stockholder votes previously designated by the Board fails to appear or act at the meeting of stockholders, the chair of the meeting may appoint one or more inspectors of stockholder votes to fill such vacancy or vacancies. Inspectors of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall take and sign an oath to faithfully execute the duties of inspector of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law.

Section 2.12Conduct of Meetings

(a)Annual Meetings of Stockholders.
(i)Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) as provided in the Shareholders Agreement, (B) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.3, (C) by or at the direction of the Board or (D) by any stockholder of the Corporation who was a stockholder of record on the record date for the meeting, who is entitled to vote on such election or such other business at the meeting, who has complied with the notice procedures set forth in subparagraphs (ii) and (iii) of this Section 2.12(a) and who was a stockholder of record at the time the notice contemplated by the following subparagraphs (ii) and (iii) of this Section 2.12(a) was delivered to the Secretary of the Corporation.
(ii)For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (D) of Section 2.12(a)(i), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (even if such matter is already the subject of any notice to the stockholders or a public announcement from the Board), and, in the case of business other than nominations of persons for election to the Board, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one-hundred-twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than thirty (30) days before, or more than seventy (70) days following, such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not later than the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. For purposes of the application of Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision), the date for notice specified in this Section 2.12(a)(ii) shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. For purposes of the first annual meeting of stockholders following the adoption of these Bylaws, the date of the preceding year’s annual meeting shall be deemed to be [•]1 of the preceding calendar year. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Bylaws.

1To be one year prior to the contemplated date of the first annual meeting.

(iii)Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), if any, on whose behalf the proposal is made; (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (I) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial owner, (II) the class or series and number of shares of capital stock of the Corporation which are owned directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (III) a representation that the stockholder (aa) is a holder of record of the stock of the Corporation at the time of the giving of the notice, (bb) will be entitled to vote at such meeting and (cc) will appear in person or by proxy at the meeting to propose such business or nomination, (IV) a representation as to whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (aa) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (bb) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, (V) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation and (VI) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (D) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “proponent persons”); and (E) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (I) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (II) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (III) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to this Section 2.12(a)(iii) or Section 2.12(b)) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof; provided, that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update or supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or any adjournment or postponement thereof) and not later than five (5) days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior to the date of the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules.

(iv)The foregoing notice requirements of Section 2.12(a)(ii) and (iii) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. Nothing in the foregoing Section 2.12(a)(ii) and (iii) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(b)Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Section 2.3. At any time that the stockholders are not prohibited from filling vacancies or newly created directorships on the Board, nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board or a committee thereof, (ii) as provided in the Shareholders Agreement or (iii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who was a stockholder of record on the record date for such meeting, who is entitled to vote on such election at the meeting, who has complied with the notice procedures set forth in subparagraphs (ii) and (iii) of this Section 2.12 with respect to such nominations and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by Section 2.12(a)(ii) is delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one-hundred-twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.
(c)General.
(i)Only persons who are nominated in accordance with the procedures set forth in this Section 2.12 and satisfy the requirements of Section 3.1(b) shall be eligible to be elected to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.12. Except as otherwise provided by law, the Certificate of Incorporation, the Shareholders Agreement or these Bylaws, the chair of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.12 and, if any proposed nomination or business is not in compliance with this Section 2.12, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.
(ii)Notwithstanding the foregoing provisions of this Section 2.12, if a stockholder who has provided proper and timely notice of his, her or its intent to bring a nomination or other business before a meeting of stockholders (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present such nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.12, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
(iii)If authorized by the Board in its sole discretion, and subject to such rules, regulations and procedures as the Board may adopt, stockholders of the Corporation and proxyholders not physically present at a meeting of stockholders of the Corporation may, by means of remote communication, participate in a meeting of stockholders of the Corporation and be deemed present in person and vote at a meeting of stockholders of the Corporation whether such meeting is to be held at a designated place or solely by means of remote communication; provided, however, that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder of the Corporation or proxyholder; (B) the Corporation shall implement reasonable measures to provide such stockholders of the Corporation and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders of the Corporation, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (C) if any stockholder of the Corporation or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
(iv)No adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice (or extend any notice time period) of such meeting for purposes of this Section 2.12, and in order for any notification required to be delivered by a stockholder pursuant to this Section 2.12 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.
(v)Notwithstanding the foregoing provisions of this Section 2.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.12; provided, however, that, to the fullest extent permitted by applicable law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.12 (including clause (D) of Section 2.12(a)(i) and Section 2.12(b) hereof), and compliance with clause (D) of Section 2.12(a)(i) and Section 2.12(b) shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this Section 2.12 shall apply to the right, if any, of the holders of any series of Preferred Stock, if any, to elect directors pursuant to any applicable provisions of the Certificate of Incorporation and/or the Shareholders Agreement (as applicable).
(vi)Notwithstanding anything to the contrary contained herein, for as long as the Shareholders Agreement remains in effect with respect to the parties thereto (the “Shareholders Agreement Parties”), the Shareholders Agreement Parties (to the extent they are then subject to the Shareholders Agreement) shall not be subject to the notice procedures set forth in Section 2.12(a)(ii), Section 2.12(a)(iii) or Section 2.12(b) with respect to any annual or special meeting of stockholders to the extent necessary to effect the transactions and rights set forth in the Shareholders Agreement.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1Number; Election; Quorum; Voting

(a)The Board shall consist, subject to the Certificate of Incorporation and the Shareholders Agreement, of such number of directors as shall from time to time be fixed exclusively by resolution adopted by the Board.
(b)For as long as the Corporation is a “controlled entity” of any Shareholder under the Banking Laws, no person may serve as a director if such person is a director or other management official of any other company, partnership, limited liability company or similar entity, in each case if such service would result in a violation of, or the need for a waiver or exemption under, either the Depository Institution Management Interlocks Act, as amended, and the Federal Reserve Board’s Regulation L thereunder, Applicable Securities Laws, Antitrust Law, or the rules and regulations of the Applicable Exchange and all other applicable Laws (as all such terms are defined in the Shareholders Agreement).
(c)Notwithstanding any provision in these Bylaws to the contrary (except as hereinafter provided for the filling of vacancies and newly created directorships, and except as otherwise expressly provided in the Certificate of Incorporation), assuming a quorum is present, a nominee for director shall be elected to the Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary of the Corporation determines that the number of nominees exceeds the number of directors to be elected as of the date seven (7) days prior to the scheduled mailing date of the proxy statement for such meeting.
(d)A majority of the total number of directors then in office shall constitute a quorum for the transaction of business. Except as otherwise provided by law, these Bylaws, the Certificate of Incorporation or the Shareholders Agreement, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. Directors need not be stockholders.

Section 3.2Resignation; Removal

(a)Any director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chair of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation. The resignation shall take effect at the time or the happening of any event specified therein, and if no time or event is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Subject to the Shareholders Agreement, directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.
(b)In order for any person to become a nominee of the Board for service on the Board, such person must submit a resignation, contingent on (i) that person not receiving the required vote for election, and (ii) acceptance of that resignation by the Board in accordance with policies and procedures adopted by the Board for such purposes. A resignation pursuant to this Section 3.2(b) shall provide that it is irrevocable.

Section 3.3Vacancies. Subject to the Certificate of Incorporation and the Shareholders Agreement, unless otherwise required by the DGCL or Section 3.5, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board or any committee thereof (whether by death, resignation, removal (including pursuant to the terms of the Certificate of Incorporation), retirement, disqualification or otherwise) shall be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders at a special meeting of stockholders called by or at the direction of the Board, in accordance with Section 2.2, for such purpose. The directors so chosen shall, in the case of the Board, hold office until the next election of the class for which such directors shall have been chosen and until their successors are duly elected and qualified or until their earlier death, resignation or removal and, in the case of any committee of the Board, shall hold office until their successors are duly appointed by the Board or until their earlier death, resignation or removal.

Section 3.4Meetings of the Board. Meetings of the Board shall be held at such place, if any, within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chair of the Board, the Chief Executive Officer, or by a majority of the total number of directors then in office, by written notice, including facsimile, e-mail or other means of electronic transmission, duly served on or sent and delivered to each director in accordance with Section 10.2. Notice of each special meeting of the Board shall be given, as provided in Section 10.2, to each director: (a) at least 24 hours before the meeting, if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (b) at least two (2) days before the meeting, if such notice is sent by a nationally recognized overnight delivery service; and (c) at least five (5) days before the meeting, if such notice is sent through the United States mail. If the Secretary of the Corporation shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. The notice of any regular meeting need not specify the purposes thereof, but notice of any special meeting shall specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place, if any, at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).

Section 3.5Preferred Stock Directors. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation, if any, shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, and other features of such directorships shall be governed by the terms of the Certificate of Incorporation. The number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the total number of directors fixed by the Board pursuant to the Certificate of Incorporation and these Bylaws, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly, and whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right, the terms of office of all such Preferred Stock Directors shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director), and the total authorized number of directors of the Corporation shall automatically be reduced accordingly. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders, and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

Section 3.6Committees. Subject to the Shareholders Agreement, the Board may from time to time establish one or more committees of the Board to serve at the pleasure of the Board (including, but not limited to, an Executive Committee, an Audit

Committee and a Compensation Committee), which shall be comprised of such members of the Board, and have such duties and be vested with such powers as the Board shall from time to time determine. Any director may belong to any number of committees of the Board. Subject to the Certificate of Incorporation and the Shareholders Agreement, the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member, subject to the Shareholders Agreement. Subject to the Certificate of Incorporation and the Shareholders Agreement, unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to a subcommittee any or all of the powers and authority of the committee. Any such committee, to the extent provided in the resolution of the Board establishing such committee, subject to the Shareholders Agreement, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee or the Shareholders Agreement. Unless otherwise provided in such a resolution or the Shareholders Agreement, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum; and all matters shall be determined by a majority affirmative vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution or the Shareholders Agreement, in the event that a member and that member’s alternate, if alternates are designated by the Board, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 3.7Consent in Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing (including by electronic transmission), and the writing or writings (including any electronic transmission or transmissions) are filed with the minutes of proceedings of the Board.

Section 3.8Remote Meetings. The members of the Board or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.8 shall constitute presence in person at such a meeting.

Section 3.9Compensation. The Board may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.

Section 3.10Reliance on Books and Records. A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE IV

OFFICERS

Section 4.1Officers. The Board shall elect officers of the Corporation, including, without limitation, a Chief Executive Officer, a President and a Secretary. The Board may also from time to time elect such other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board or the Chief Executive Officer may determine. Any two or more offices may be held by the same person. The Board may also elect or appoint a Chair of the Board, who may or may not also be an officer of the Corporation. The Board may elect or appoint co-Chairs of the Board, co-Presidents or co-Chief Executive Officers and, in such case, references in these Bylaws to the Chair of the Board, the President or the Chief Executive Officer shall refer to either such co-Chair of the Board, co-President or co-Chief Executive Officer, as the case may be.

Section 4.2Term; Removal. All officers of the Corporation elected by the Board shall hold office for such terms as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until their respective successors are chosen and qualified or until their earlier resignation or removal. Subject to the Shareholders Agreement, any officer may be removed from office at any time either with or without cause by the Board, or, in the case of appointed officers, by the Chief Executive Officer or any elected officer upon whom such power of removal shall have been conferred by the Board.

Section 4.3Powers. Each of the officers of the Corporation elected by the Board or appointed by an officer in accordance with these Bylaws shall have the powers and duties prescribed by applicable law, by these Bylaws or by the Board and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by these Bylaws or by the Board or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office.

Section 4.4Delegation. Unless otherwise provided in these Bylaws, in the absence or disability of any officer of the Corporation, the Board or the Chief Executive Officer may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.

ARTICLE V

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 5.1Right to Indemnification To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever (for purposes of this Article V, a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, member, manager, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, member, manager, officer, employee, agent or trustee or in any other capacity while serving as a director, member, manager, officer, employee, agent or trustee, against all liability and loss suffered and expense (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection with such proceeding. Notwithstanding the foregoing provisions of this Section 5.1, except as provided in Section 5.3 with respect to proceedings to enforce rights to indemnification and advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 5.2Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 5.1, to the fullest extent permitted by applicable law, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred by such indemnitee in appearing at, participating in or defending any proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article V (which shall be governed by Section 5.3). Notwithstanding the foregoing, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined after final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to indemnification under this Article V or otherwise.

Section 5.3Right of Indemnitee to Bring Suit. Notwithstanding the failure of the Corporation to have made a determination that indemnification of the indemnitee is proper in the circumstances, or an actual determination by the Corporation that the indemnification of the indemnitee is not proper in the circumstances, any indemnitee may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification or advancement of expenses to the extent otherwise permissible under this Article V. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense of the Corporation that the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article V shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, the Certificate of Incorporation, these Bylaws, insurance, an agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5Contract Rights. The rights conferred upon indemnitees in this Article V shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any repeal or amendment of this Article V by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of these Bylaws inconsistent with this Article V, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 5.6Insurance. The Corporation shall purchase and maintain insurance (or be named insured on the insurance policy of an affiliate), on behalf of the indemnitees and such other persons, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity, as the Board shall determine, in its sole discretion, against any liability that may be asserted against, or expense that may be incurred by, such person in connection with such person’s activities on behalf of the Corporation, regardless of whether or not the Corporation would have the power or obligation to indemnify such person against such liability under the DGCL, the Certificate of Incorporation or these Bylaws.

Section 5.7Other Indemnitors. Notwithstanding that a director or officer of the Corporation (collectively, the “covered persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “other indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to covered persons are primary and any obligation of the other indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by covered persons are secondary); and (ii) shall be required to advance and indemnify the full amounts to which covered persons are entitled hereunder, without regard to any rights covered persons may have against any of the other indemnitors. No advancement or payment by the other indemnitors on behalf of covered persons with respect to any claim for which covered persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the other indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of covered persons against the Corporation.

Section 5.8Employees and Agents. This Article V shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees. The Corporation may, to the extent authorized from time to time by the Board, to the extent and in the manner authorized or permitted by law, grant rights to indemnification and to the advancement of expenses to persons other than indemnitees, including any employee or agent of the Corporation.

ARTICLE VI

CORPORATE BOOKS

Section 6.1Corporate Books. The books of the Corporation may be kept inside or outside of the State of Delaware at such place or places as the Board may from time to time determine.

ARTICLE VII

CHECKS, NOTES, PROXIES, ETC.

Section 7.1Checks, Notes, Proxies, Etc. All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be authorized from time to time by the Board, or such officer or officers who may be delegated such authority. Proxies to vote and consents with respect to securities of other corporations or other entities owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chair of the Board, the Chief Executive Officer, or by such officers as the Chair of the Board, the Chief Executive Officer or the Board may from time to time determine.

ARTICLE VIII

SHARES AND OTHER SECURITIES OF THE CORPORATION

Section 8.1Certificated and Uncertificated Shares. Except as otherwise provided in a resolution approved by the Board, all shares of capital stock of the Corporation shall be uncertificated shares.

Section 8.2Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation, which authorized officers shall include, without limitation, the Chair of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Corporation. Any or all of the signatures on any certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 8.3Lost, Destroyed or Wrongfully Taken Certificates.

(a)If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.
(b)If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall, to the fullest extent permitted by applicable law, be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 8.4Transfer of Stock.

(a)Transfers of record of shares of stock of the Corporation shall be made only upon the books administered by or on behalf of the Corporation, and only upon proper transfer instructions, including by electronic transmission, pursuant to the direction of the registered holder thereof, such person’s attorney lawfully constituted in writing, or from an individual presenting proper evidence of succession, assignment or authority to transfer the shares of stock; or, in the case of stock represented by certificate(s), upon delivery of a properly endorsed certificate(s) for a like number of shares or accompanied by a duly executed stock transfer power.
(b)The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 8.5Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 8.6Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE IX

FISCAL YEAR

Section 9.1Fiscal Year. The fiscal year of the Corporation shall end on December 31, unless otherwise determined by resolution of the Board.

ARTICLE X

GENERAL PROVISIONS

Section 10.1Notice. Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, notice of any meeting need not be given to any person who shall attend such meeting (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).

Section 10.2 Means of Giving Notice. Except as otherwise set forth in any applicable law or any provision of the Certificate of Incorporation or these Bylaws, notice to any Director or stockholder of any meeting or any other matter under the Certificate of Incorporation or these Bylaws shall be given by the following means:

(a)Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and hand delivered, sent by mail, or sent by a nationally recognized delivery service, (ii) by means of facsimile telecommunication, electronic mail or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (A) if given by hand delivery, orally in person, or by telephone, when actually received by the director; (B) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (C) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (D) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation; (E) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.
(b)Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including without limitation, a facsimile telecommunication or electronic mail.
(c)Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within sixty (60) days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.
(d)Exceptions to Notice Requirements.
(i)Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of the State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
(ii)Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (x) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (y) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of the State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any stockholder whose electronic mail address appears on the records of the Corporation and to whom notice by electronic transmission is not prohibited by Section 232 of the DGCL.

Section 10.3Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 10.4 Conflicts. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL, or the Shareholders Agreement, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE XI

DIVIDENDS

Section 11.1Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Section 3.7 hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve.

ARTICLE XII

AMENDMENTS

Section 12.1Amendments. Subject to the terms of the Shareholders Agreement, these Bylaws may be made, amended, altered, changed, added to or repealed as set forth in the Certificate of Incorporation.

* * * *

Annex C

Business Combination Agreement

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and between

APOLLO STRATEGIC GROWTH CAPITAL

and

GBT JERSEYCO LIMITED

dated as of December 2, 2021

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of Acquiror
Exhibit B	Form of Bylaws of Acquiror
Exhibit C	Form of Shareholders Agreement
Exhibit D	Form of Incentive Equity Plan
Exhibit E	Form of Employee Stock Purchase Plan
Exhibit F	Form of Amended & Restated Company Memorandum of Association
Exhibit G	Form of Amended & Restated Company Articles of Association
Exhibit H	Form of Exchange Agreement
Exhibit I	Form of Amended & Restated Registration Rights Agreement
Exhibit J	Form of Acquiror Class B Common Stock Subscription Agreement
Exhibit K	Form of Acquiror Subscribed Ordinary Shares Subscription Agreement
Exhibit L	Form of Acquiror Class B Common Stock Distribution Agreement

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of December 2, 2021 (this “Agreement”), is made and entered into by and between Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation at the Closing (as defined below)) (“Acquiror”), and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Company”). Each of Acquiror and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company limited by shares and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, subject to obtaining the Acquiror Shareholder Approval and the other terms and conditions of this Agreement, at the Closing, Acquiror shall (a) be registered by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended, and the applicable provisions of the Cayman Islands Companies Act (2021 Revision), as amended (the “Cayman Companies Act” and, such domestication, the “Domestication”) and (b) adopt, and file with the Secretary of State of the State of Delaware, a certificate of incorporation and adopt bylaws (each substantially in the forms attached as Exhibits A and B hereto, respectively, with such changes as may be agreed in writing by Acquiror and the Company and, in the case of such certificate of incorporation, approved by the Acquiror Shareholders), which shall be the certificate of incorporation and bylaws, respectively, of Acquiror from and after the effectiveness of the Domestication, each until thereafter amended in accordance with its terms and applicable Law;

WHEREAS, in connection with the Domestication, (a) each then issued and outstanding Acquiror Cayman Class A Ordinary Share (as defined below) shall convert automatically, on a one-for-one basis, into a share of Class A Common Stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) created and authorized by the Acquiror Delaware Certificate (as defined below) and designated as “Class A Common Stock” therein (the “Domesticated Acquiror Class A Common Stock”); (b) each then issued and outstanding Acquiror Cayman Class B Ordinary Share (as defined below) shall convert automatically, on a one-for-one basis, into a share of Class X Common Stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) created and authorized by the Acquiror Delaware Certificate and designated as “Class X Common Stock” therein (the “Domesticated Acquiror Class X Common Stock”), which Domesticated Acquiror Class X Common Stock will, pursuant to the terms of the Acquiror Delaware Certificate, automatically convert into Domesticated Acquiror Class A Common Stock upon the consummation of the Closing; (c) each then issued and outstanding Acquiror Cayman Warrant (as defined below) shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Class A Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement (as defined below); and (d) each then issued and outstanding unit of Acquiror (the “Acquiror Cayman Units”) shall separate automatically into a share of Domesticated Acquiror Class A Common Stock, on a one-for-one basis, and one-third of one Domesticated Acquiror Warrant;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Parties intend to enter into a business combination transaction, pursuant to which, in connection with the Closing (as defined below) the Parties shall effect the Closing DeSPAC Transactions (as defined below) (together with the other transactions contemplated hereby and by the Transaction Documents, the “Transactions”);

WHEREAS, the Board of Directors of Acquiror has (a) determined that it is advisable for Acquiror to enter into this Agreement and the Transaction Documents, (b) approved the execution and delivery of this Agreement, Transaction Documents and the Transactions and (c) adopted a resolution recommending that the Acquiror Shareholders approve each of the Transaction Proposals;

WHEREAS, the Company has received, prior to or concurrently with the execution of this Agreement, the requisite consent of the shareholders of the Company pursuant to the Second Amended & Restated Shareholders Agreement, dated as of November 1, 2021, by and among by and among the Company, Alder (as defined below) and Juniper (as defined below) (the “Existing Shareholders Agreement”);

WHEREAS, in furtherance of the Transactions and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Organizational Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor and certain holders of Acquiror Securities (as defined below) have executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor and certain holders of Acquiror Securities have agreed to, among other things, vote in favor of all Transaction Proposals (as defined below) on the terms and conditions set forth therein;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain holders of Company Capital Stock (as defined below) have executed and delivered to Acquiror and the Company, the Company Holders Support Agreement (as defined below) pursuant to which such holders have agreed to, among other things, take certain actions in support of the Transactions on the terms and conditions set forth therein;

WHEREAS, on or prior to the date hereof, Acquiror entered into certain subscription agreements, dated as of the date hereof (collectively, the “PIPE Subscription Agreements”) with the PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Acquiror shares of Domesticated Acquiror Class A Common Stock for an aggregate purchase price equal to the Minimum PIPE Investment Amount (as defined below), such purchases to be consummated prior to or substantially concurrently with the Closing (as defined below);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Sponsor, Acquiror and the Company entered into the Sponsor Side Letter (as defined below) pursuant to which the Sponsor will, in connection with the Closing, subject its Acquiror Cayman Class B Ordinary Shares (and the Domesticated Acquiror Class X Common Stock and Domesticated Acquiror Class A Common Stock into which such Acquiror Cayman Class B Ordinary Shares ultimately are converted in connection with the consummation of the Transactions) to certain restrictions on transfer or sale, as all set forth therein;

WHEREAS, at the Closing, Acquiror, the holders of Acquiror Cayman Class B Ordinary Shares and certain equityholders of the Company, and certain of their respective Affiliates shall enter into an Amended & Restated Registration Rights Agreement substantially in the form attached hereto as Exhibit I (the “Registration Rights Agreement”); and

WHEREAS, at the Closing, Acquiror and certain equityholders of the Company shall enter into a Shareholders Agreement, substantially in the form attached hereto as Exhibit C, as may be amended in accordance with Section 7.10 (the “Shareholders Agreement”), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1Definitions. As used herein, the following terms shall have the following meanings:

“2018 Audited Financial Statements” has the meaning specified in Section 3.6(a)(i).

“2021 Audited Financial Statements” has the meaning specified in Section 5.3.

“Accelerate Letter Agreement” has the meaning specified in Section 5.5.

“Acceptable Subscription Agreement” has the meaning specified in Section 6.5(b)(iii).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Cayman Class A Ordinary Shares” means prior to the Domestication and the Closing, Class A ordinary shares, par value $0.00005 per share, of Acquiror.

“Acquiror Cayman Class B Ordinary Shares” means prior to the Domestication and the Closing, Class B ordinary shares, par value $0.00005 per share, of Acquiror.

“Acquiror Cayman Private Placement Warrant” means a warrant to purchase one (1) Acquiror Cayman Class A Ordinary Share at an exercise price of eleven dollars and fifty cents ($11.50) issued to the Sponsor.

“Acquiror Cayman Public Warrant” means a warrant to purchase one (1) Acquiror Cayman Class A Ordinary Share at an exercise price of eleven dollars and fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Cayman Units” has the meaning specified in the Recitals hereto.

“Acquiror Cayman Warrants” means the Acquiror Cayman Public Warrants and the Acquiror Cayman Private Placement Warrants.

“Acquiror Class B Common Stock” means the shares of common stock, par value $0.0001 per share, of Acquiror, created and authorized by the Acquiror Delaware Certificate and designated as “Class B Common Stock” therein.

“Acquiror Class B Common Stock Distribution Agreement” has the meaning specified in Section 2.3(b)(iii).

“Acquiror Class B Common Stock Purchase Price” means an amount equal to the product of (a) $0.0001 per share and (b) the aggregate number of shares of Acquiror Class B Common Stock to be subscribed for by the Company at the Closing.

“Acquiror Class B Common Stock Subscription Agreement” has the meaning specified in Section 2.3(a)(v).

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means (a) prior to the Domestication, the Acquiror Cayman Class A Ordinary Shares and the Acquiror Cayman Class B Ordinary Shares, and (b) from and following the Domestication, Domesticated Acquiror Class A Common Stock, Domesticated Acquiror Class X Common Stock and Acquiror Class B Common Stock.

“Acquiror Contract” has the meaning specified in Section 4.10(b).

“Acquiror Counsel” has the meaning specified in Section 10.17(b).

“Acquiror Cure Period” has the meaning specified in Section 9.1(f).

“Acquiror D&O Maximum Amount” has the meaning specified in Section 6.8(c).

“Acquiror Delaware Bylaws” means the Bylaws of Acquiror substantially in the form attached as Exhibit B adopted in connection with the Domestication.

“Acquiror Delaware Certificate” means the Certificate of Incorporation of Acquiror substantially in the form attached as Exhibit A adopted in connection with the Domestication.

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Acquiror ESPP Proposal” has the meaning set forth in Section 7.2(b)(ii).

“Acquiror Financial Statements” has the meaning specified in Section 4.6(a).

“Acquiror Incentive Plan Proposal” has the meaning set forth in Section 7.2(b)(ii).

“Acquiror Intervening Event” means any Effect that (A) materially and adversely affects (i) the business, financial condition or continuing operations of the Company and its Subsidiaries, taken as a whole or (ii) the economic merits to the Acquiror Shareholders of proceeding with the Transactions, including, for the avoidance of doubt, after taking into account such Acquiror Shareholders’ rights to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this

Agreement and Acquiror’s Organizational Documents in connection with obtaining the Acquiror Shareholder Approval, (B) was not known and was not reasonably foreseeable to the Board of Directors of Acquiror as of the date hereof (or the consequences of which were not known or reasonably foreseeable to the Board of Directors of Acquiror as of the date of this Agreement) and (C) becomes known to the Board of Directors of Acquiror after the date of this Agreement; provided, however, that any Effect that would not be taken into account in determining whether (1) a Company Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to clauses (vi), (viii), (ix), (x) or (xi) of the definition thereof (provided that, except as otherwise provided in this definition, the underlying causes of such failure referred to in such clause (xi) may be considered in determining whether there is an Acquiror Intervening Event) or (2) an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to clauses (v) or (x) of the definition thereof (provided that the underlying causes of such changes referred to in such clause (x) may be considered in determining whether there is an Acquiror Intervening Event except to the extent such cause is within the scope of any other exception within this definition) shall not be taken into account for purposes of determining whether an Acquiror Intervening Event has occurred.

“Acquiror Material Adverse Effect” means any change, effect, event, occurrence, development, condition or fact (each, an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), properties, assets, Liabilities, operations or results of operations of Acquiror or (b) would or would reasonably be expected to prevent or materially delay or materially impair, the consummation of the Closing DeSPAC Transactions by Acquiror; provided, however, that in no event shall any Effect arising out of or resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be an Acquiror Material Adverse Effect pursuant to the foregoing clause (a): (i) any change in general political, social, geopolitical or regulatory conditions, (ii) any change in economic, financial, credit, banking, currency or capital market conditions, including interest, foreign exchange or exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market, (iii) any change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof), (iv) any adoption, implementation, promulgation, repeal, modification, change or authoritative reinterpretation of any Law, (v) any plagues, pandemics (including COVID-19), epidemics or other outbreaks of diseases or public health events or any worsening or subsequent waves, variants or mutations thereof, (vi) escalation or acts of terrorism or sabotage, cyberterrorism, armed hostility, war (whether or not declared), military action or any weather-related event, fire, volcanoes, tsunamis, earthquakes, hurricanes, tornadoes, floods, wild fires, or other natural disaster, or the escalation or worsening of any of the occurrences or conditions referred to in this clause (vi), (vii) the announcement of this Agreement and the Transactions or the pendency, performance or consummation of the Transactions (provided that the exception in this clause (vii) shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement of this Agreement or the pendency, performance or consummation of the Transactions), (viii) the taking of any action expressly required by (other than the requirements of Section 6.5(a)), or the failure to take any action expressly prohibited by, this Agreement, (ix) the taking of any action requested by the Company in writing or (x) any change in the trading price or volume of the Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants (provided that the underlying causes of such changes referred to in this clause (x) may be considered in determining whether there is an Acquiror Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition); provided, however, that any Effect resulting from or arising out of the exceptions set forth in clauses (i), (ii), (iii), (iv) and (vi) may be taken into consideration in determining whether an Acquiror Material Adverse Effect has occurred to the extent that such Effect has a disproportionate impact on Acquiror compared to other special purpose acquisition companies of similar size.

“Acquiror Option” has the meaning specified in Section 2.6(a).

“Acquiror Privileged Communications” has the meaning specified in Section 10.17(b).

“Acquiror SEC Filings” means all statements, prospectuses, registration statements, forms, reports and documents required to be filed by Acquiror with the SEC since October 1, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing and including all exhibits thereto).

“Acquiror Securities” has the meaning specified in Section 4.3(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Organizational Documents) holder of Acquiror Cayman Class A Ordinary Shares to redeem all or a portion of the Acquiror Cayman Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with

Acquiror’s Organizational Documents) in connection with the Transaction Proposals. For avoidance of doubt, the consummation of the Acquiror Share Redemption will occur after the effectiveness of the Domestication, and accordingly, all references herein to the redemption of Acquiror Cayman Class A Ordinary Shares in connection with the Acquiror Share Redemption shall be deemed equally to refer, as of any time from and after the effectiveness of the Domestication, to the shares of Domesticated Acquiror Class A Common Stock into which such Acquiror Cayman Class A Ordinary Shares shall have been converted pursuant to the Domestication.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of the Transaction Proposals at the Acquiror Shareholders’ Meeting.

“Acquiror Shareholders” means the shareholders of Acquiror.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 7.2(b)(i).

“Acquiror Subscribed Class A Ordinary Shares” has the meaning specified in Section 2.1(l).

“Acquiror Subscribed Ordinary Shares Purchase Price” means (a) the amount of cash available in the Trust Account following the Acquiror Shareholder Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount and the amount required to satisfy the Unpaid Transaction Expenses (solely to the extent such expenses remain unpaid as of the Closing), plus the amount of Acquiror’s cash on hand (outside of the Trust Account) immediately prior to the Closing, plus (b) the PIPE Investment Amount, plus (c) the amount of cash actually drawn under any debt financing obtained by Acquiror (excluding any loans (including Sponsor Loans) or other Indebtedness or Acquiror Transaction Expenses repaid at or prior to the Closing in connection with the Transactions) prior to or at the Closing, plus (d) the Acquiror Class B Common Stock Purchase Price.

“Acquiror Subscribed Ordinary Shares Subscription Agreement” has the meaning specified in Section 2.3(a)(vi).

“Acquiror Transaction Expenses” means the out-of-pocket fees, costs, expenses, commissions or other amounts incurred, paid or otherwise payable by or on behalf of Acquiror or Acquiror’s Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation, preparation, execution or performance of this Agreement or otherwise in connection with the Transactions or in pursuit of a Business Combination, including: (a) deferred underwriting commissions, (b) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, legal, accounting, tax, public relations and investor relations advisors and the Trustee, as applicable, and limited and customary other professional fees (including proxy solicitors, financial printers, consultants and administrative service providers), (c) any Sponsor Loan, (d) costs and expenses related to (i) directors’ and officers’ liability insurance and (ii) the fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 7.2 and obtaining approval of the NYSE under Section 6.3, (e) 50% of all filing fees paid or payable to Antitrust Authorities in connection with the Transactions, and (f) Transfer Taxes.

“Acquiror Waiving Parties” has the meaning specified in Section 10.17(a).

“Acquiror WP Group” has the meaning specified in Section 10.17(b).

“Action” means any claim, complaint, counterclaim, suit, litigation, demand, dispute, action, notice of violation, citation, summons, subpoena, investigation, arbitration, examination, assessment, injunction, hearing, order, mediation or audit or other proceeding (whether civil, criminal, administrative, judicial or investigative) commenced, brought, conducted or heard by or before any Governmental Entity.

“Adjusted Total” has the meaning specified in Section 2.8(b).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, contract or otherwise; provided that that none of the equityholders of the Company, nor any of their respective Affiliates, shall be considered an Affiliate of the Company.

“Affiliate Contract” has the meaning specified in Section 3.19.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of any applicable Law.

“Aggregate Equity Value” means the sum of the Company Pre-Money Equity Value plus the aggregate exercise price of all outstanding Legacy Company MIP Options.

“Aggregate GBT-Side Post-Closing Equity Count” means the quotient obtained by dividing the Aggregate Equity Value by $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” means the date that is eight (8) months after the date of this Agreement.

“Alder” means American Express Travel Holdings Netherlands Coöperatief U.A.

“Amendment Proposal” has the meaning set forth in Section 7.2(b)(ii).

“Anti-Corruption Laws” means any Law relating to anti-bribery or anti-corruption (governmental or commercial), which applies, as applicable, to the businesses and the dealings of the Parties or their respective Subsidiaries, including (a) the U.S. Foreign Corrupt Practices Act of 1977, (b) the UK Bribery Act 2010, (c) anti-bribery legislation promulgated by the European Union and implemented by its Member States and (d) all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions and other laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any government official, commercial entity or any other Person to obtain or retain a business advantage.

“Anti-Money Laundering Laws” means any Law or guideline relating to money laundering, including financial recordkeeping and reporting requirements, which applies, as applicable, to the businesses and the dealings of the Parties or their respective Subsidiaries, including the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, all other applicable money laundering-related laws of other jurisdictions where any of the Parties or their respective Subsidiaries conduct business or own assets, and any related or similar Law issued, administered, or enforced by any Governmental Entity.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission and all other U.S. or non-U.S. Governmental Entities that are charged with enforcing, applying, administering or investigating any Antitrust Laws.

“Antitrust Information or Document Request” means any voluntary or compulsory request or demand for the production, delivery or disclosure of documents or other evidence, or any voluntary or compulsory request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authority relating to the Transactions or by any third party challenging the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition by any Antitrust Authority.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other U.S. or non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, affecting competition or market conditions through merger, acquisition or other transaction or effectuating foreign investment (including national security and foreign investment controls), in any case that are applicable to the Transactions.

“Audited Egencia Financial Statements” has the meaning specified in Section 3.6(c)(i).

“Audited Financial Statements” has the meaning specified in Section 3.6(a)(i).

“Available Acquiror Cash” means the sum of (i) the amount of cash available in the Trust Account following the Acquiror Shareholders’ Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount, plus (ii) the amount of Acquiror’s cash on hand (outside of the Trust Account) immediately prior to the Closing, plus (iii) the PIPE Investment Amount.

“Bankruptcy and Equity Exception” means the effect on enforceability of (a) any applicable Law relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Law relating to or affecting creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“BCA Proposal” has the meaning set forth in Section 7.2(b)(ii).

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not ERISA applies) and any other written or unwritten, funded or unfunded plan, agreement, policy or other arrangement, and in each case all amendments thereto, providing for employment, compensation, severance, deferred compensation, bonus, change of control, employee loan, performance awards, stock or stock-related awards, fringe benefits, disability benefits, supplemental employment benefits, vacation benefits, paid time-off, educational assistance, retirement benefits, profit-sharing, post-retirement benefits, or other employee benefits or remuneration of any kind to any Person, excluding (in each case) any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or any statutory plan maintained by a Governmental Entity to which contributions are mandated by such Governmental Entity or otherwise by applicable Law.

“Business Combination” has the meaning specified in Article 1.1 of Acquiror’s Amended and Restated Articles of Association as in effect on the date hereof.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cayman Companies Act” has the meaning specified in the Recitals hereto.

“Cayman Registrar” means the Registrar of Companies under the Cayman Companies Act.

“Certificate of Domestication” has the meaning specified in Section 2.1(a).

“Change of Control” means any transaction or series of transactions after the consummation of the Closing (a) following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than Acquiror or any of its Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in Acquiror, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Board of Directors of Acquiror immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the Board of Directors of the Person surviving or resulting therefrom or, if the surviving or resulting Person is a Subsidiary, the ultimate parent thereof or (ii) the voting securities of Acquiror outstanding immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty (50%) or more of the voting power of the outstanding voting securities of the Person surviving or resulting therefrom or, if the surviving or resulting Person is a Subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, to any Person other than one or more of its Subsidiaries.

“Closing” has the meaning specified in Section 2.2.

“Closing Date” has the meaning specified in Section 2.2.

“Closing DeSPAC Transactions” has the meaning specified in Section 2.1.

“Code” means Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement and each other material labor-related agreement with an Employee Representative of any Company Employee, including any national or sector specific collective agreements which are applicable to any Company Employee.

“Company” has the meaning specified in the Preamble hereto.

“Company Articles of Association” means the Amended and Restated Articles of Association of the Company substantially in the form attached as Exhibit G.

“Company Benefit Plan” means each Benefit Plan entered into, sponsored, maintained or contributed to or required to be contributed to by (i) the Company or any of its Subsidiaries for the benefit of the Company Employees, the Company Independent Contractors and/or their respective dependents or (ii) any Affiliate of the Company that, in the case of this clause (ii), could reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole.

“Company Business Permits” has the meaning specified in Section 3.14.

“Company Capital Stock” means the Company Ordinary Shares, the Company Preferred Shares, the Company MIP Shares and the Company Profit Shares.

“Company Counsel” has the meaning specified in Section 10.17(a).

“Company Cure Period” has the meaning specified in Section 9.1(e).

“Company Debt Financing” has the meaning specified in Section 6.13.

“Company Debt Financing Source Action” has the meaning specified in Section 10.19(a).

“Company Debt Financing Sources” has the meaning specified in Section 6.13.

“Company Disclosure Letter” means the disclosure letter delivered to Acquiror by the Company on the date of this Agreement, which includes the Evergreen Disclosure Schedule (as defined in the Equity Contribution Agreement).

“Company Employee” means each employee of the Company and its Subsidiaries.

“Company Existing Equity Commitment Documents” means (i) that certain shareholder commitment letter, dated August 25, 2020, between the Company and Juweel Investors Limited, as amended on January 20, 2021, (ii) that certain shareholder commitment letter, dated August 25, 2020, between the Company and Alder, as amended on January 20, 2021, and (iii) any subscription agreement for Company Preferred Shares entered into in connection with any of the foregoing.

“Company Government Contract” means any Company Government Prime Contract or Company Government Subcontract.

“Company Government Prime Contract” means any prime contract, basic ordering agreement, letter contract, task order, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any of its Subsidiaries, on the one hand, and the U.S. Government, on the other hand.

“Company Government Subcontract” means any subcontract, basic ordering agreement, letter subcontract, task order, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any of its Subsidiaries, on the one hand, and any prime contractor to the U.S. Government or any subcontractor with respect to a Company Government Prime Contract, on the other hand.

“Company Group Equity Interests” means the Company Capital Stock and the issued and outstanding equity interests of the Company’s Subsidiaries.

“Company Holders Support Agreement” means that certain Company Holders Support Agreement, dated as of the date hereof, by and among Acquiror, the Company and certain holders of Company Capital Stock, as amended or modified from time to time.

“Company Incentive Plan” means the GBT JerseyCo Limited Management Incentive Plan (and any predecessor plan), as may be amended.

“Company Indemnified Parties” has the meaning specified in Section 6.8(a).

“Company Independent Contractors” means each individual independent contractor of the Company and its Subsidiaries in each case which provides services to the business of the Company and its Subsidiaries.

“Company Insurance Policies” has the meaning specified in Section 3.11(a).

“Company IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by the Company or its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), properties, assets, Liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent or materially delay or materially impair the consummation of the Closing DeSPAC Transactions by the Company and its Subsidiaries; provided, however, that in no event shall any Effect arising out of or resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect pursuant to the foregoing clause (a): (i) any change in general political, social, geopolitical or regulatory conditions, (ii) any change in economic, financial, credit, banking, currency or capital market conditions, including interest, foreign exchange or exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market, (iii) any change generally affecting the industry in which the Company or its Subsidiaries operates, (iv) any change in accounting requirements or principles required by GAAP (or any authoritative interpretations thereof), (v) any adoption, implementation, promulgation, repeal, modification, change or authoritative reinterpretation of any Law, (vi) any plagues, pandemics (including COVID-19), epidemics or other outbreaks of diseases or public health events or any worsening or subsequent waves, variants or mutations thereof, (vii) escalation or acts of terrorism or sabotage, cyberterrorism, armed hostility, war (whether or not declared), military action or any weather-related event, fire, volcanoes, tsunamis, earthquakes, hurricanes, tornadoes, floods, wild fires, or other natural disaster, or the escalation or worsening of any of the occurrences or conditions referred to in this clause (vii), (viii) the announcement of this Agreement and the Transactions or the pendency, performance or consummation of the Transactions, including any impact on the Company’s or its Subsidiaries’ relationships with employees, customers, suppliers or other business relations (provided that the exception in this clause (viii) shall not apply with respect to any representation or warranty that is intended to address the consequences of the announcement of this Agreement or the pendency, performance or consummation of the Transactions), (ix) the taking of any action expressly required by (other than the requirements of Section 5.1(a)), or the failure to take any action expressly prohibited by, this Agreement, (x) the taking of any action requested by Acquiror in writing or (xi) any failure to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets, operating statistics or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position or other financial or performance measures or operating statistics for any period (provided that, except as otherwise provided in this definition, the underlying causes of such failure referred to in this clause (xi) may be considered in determining whether there is a Company Material Adverse Effect); provided, however, that any Effect resulting from or arising out of the exceptions set forth in clauses (i), (ii), (iii), (iv), (v) and (vii) may be taken into consideration in determining whether a Company Material Adverse Effect has occurred to the extent that such Effect has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, compared to other similarly situated businesses operating in the industry in which the Company and its Subsidiaries operate.

“Company Material Customers” has the meaning specified in Section 3.22.

“Company Material Suppliers” has the meaning specified in Section 3.21.

“Company Memorandum of Association” means the Amended and Restated Memorandum of Association of the Company substantially in the form attached as Exhibit F.

“Company MIP Option” means an option to purchase Company MIP Shares granted under the Company Incentive Plan.

“Company MIP Shares” has the meaning specified in Section 3.3(a).

“Company New Ordinary Shares” means the equity interests of the Company prior to Closing, designated as “New Ordinary Shares” in the Company’s current memorandum and articles of association as amended by the special resolutions contemplated at Section 2.1(d).

“Company Non-Voting Ordinary Shares” has the meaning specified in Section 3.3(a).

“Company Ordinary Shares” means the Company Voting Ordinary Shares and the Company Non-Voting Ordinary Shares.

“Company Owned Intellectual Property” means any Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Company Pre-Money Equity Value” means an amount equal to (i) $4,027,000,000, plus (ii) the lesser of (x) $164,000,000 and (y) the aggregate amount of cash that would be payable by the Company if the Company elected to redeem and cancel all of the Company Preferred Shares for cash in accordance with Section 2.1(b), minus (iii) the aggregate amount of cash actually elected to be paid by the Company upon the redemption and cancellation of Company Preferred Shares in accordance with Section 2.1(b). For the avoidance of doubt, if the amount in clause (iii) is greater than the amount in clause (ii), then the Company Pre-Money Equity Value will be an amount less than the amount in clause (i).

“Company Preferred Shares” has the meaning specified in Section 3.3(a).

“Company Privacy Statements” has the meaning specified in Section 3.10(d).

“Company Privileged Communications” has the meaning specified in Section 10.17(a).

“Company Product” means any product or service marketed, distributed, provided, licensed or sold at any time by the Company or its Subsidiaries.

“Company Profit Shares” has the meaning specified in Section 3.3(a).

“Company Registered Intellectual Property” has the meaning specified in Section 3.9(a).

“Company Software” means Software owned or purported to be owned by the Company or its Subsidiaries.

“Company Specified Contracts” has the meaning specified in Section 3.8(a).

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) change-in-control payments, transaction bonuses or similar compensatory payments (including the employer portion of any associated withholding or payroll Taxes in respect of any such payments) payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the Transactions (and not tied to any subsequent event or condition, such as a termination of employment) and (c) 50% of all filing fees paid or payable to Antitrust Authorities in connection with the Transactions.

“Company Voting Ordinary Shares” has the meaning specified in Section 3.3(a).

“Company Waiving Parties” has the meaning specified in Section 10.17(b).

“Company WP Group” has the meaning specified in Section 10.17(a).

“Competing Transaction” means (a) with respect to the Company, any of (i) the issuance, sale or transfer to or investment by a Person or “group” (as defined in the Exchange Act) (other than Acquiror, Sponsor or any of their respective Affiliates), in a single transaction or series of related transactions, in any newly issued or currently outstanding equity interest, including options, warrants or other rights regarding equity interests, in the Company (or any holding company or other Person resulting from a reorganization, recapitalization or other transaction involving the Company) (other than equity awards granted to Company Employees, or the issuance of Company securities upon exercise of equity awards by employees in the ordinary course of business consistent with past practice or the issuance of the Company Preferred Shares in accordance with the Company Existing Equity Commitment Documents or transfers by the Company’s equityholders permitted under Section 2.2.2, Section 2.2.3 or Section 2.3 of the Existing Shareholders Agreement; provided that, in the event of such transfer, the transferee shall be required to agree to the terms of the Company Holders Support Agreement (other than in respect of a transfer pursuant to Section 2.2.2 or Section 2.2.3 of the Existing Shareholders Agreement in which case the transferor shall be required to use reasonable best efforts to cause the transferee to agree to the terms of the Company Holders Support Agreement) (such transfer, a “Compliance Transfer”)), (ii) sale or transfer of 15% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) to a Person or group (other than Acquiror, Sponsor or any of their respective Affiliates), in a single transaction or series of related transactions, (iii) merger or business combination between the Company or any of its Subsidiaries, on the one hand, and a Person or group (other than Acquiror, Sponsor or any of their respective Affiliates), on the other hand, in a single transaction or series of related transactions, involving the sale or disposition of (1) the Company or (2) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) or (iv) any public offering of the Company’s securities (or the securities of a holding company or other Person representing all or substantially all of the assets of the Company and its Subsidiaries formed for the purpose of listing its securities for sale to the public) or a business combination transaction (whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) between the Company and a special purpose acquisition company or blank check company that has been formed for the purpose of effecting such a transaction or a subsidiary of such a special purchase acquisition company or blank check company (in each case, other than Acquiror, Sponsor or any of their respective Affiliates), including any preparation of materials for or participation in investor presentations, and (b) with respect to Acquiror or Sponsor, any Business Combination (other than the Transactions); provided, however, for the avoidance of doubt, each of (i) the Egencia Acquisition and related share issuances and (ii) any transactions contemplated by this Agreement, including the PIPE Investment, shall not be considered a Competing Transaction

“Compliance Transfer” has the meaning specified in the definition of “Competing Transaction.”

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of May 27, 2021, by and between Apollo Management Holdings, L.P. and the Company.

“Contract” means any agreement, contract, license, lease, instrument, note, bond, mortgage, indenture, guarantee, purchase order, letter of credit, undertaking, obligation, commitment, or other legally binding commitment or obligation, each as amended or modified from time to time.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“D&O Indemnified Parties” has the meaning specified in Section 6.8(a).

“Data Protection Laws” means all applicable Laws in any jurisdiction relating to privacy or the processing or protection of Personal Information, including (without limitation) the General Data Protection Regulation 2016/679 (“GDPR”), the Directive on Privacy and Electronic Communications 2002/58/EC, the UK GDPR, the UK Data Protection Act 2018 and the Data Protection (Charges and Information) Regulations 2018, the California Consumer Privacy Act, and including any predecessor, successor or implementing legislation in respect of the foregoing, and any amendments or re-enactments of the foregoing. The terms “controller,” “processor,” “personal data,” “personal data breach,” “process” (and its cognates) and “supervisory authority” shall have the meaning given to them in Data Protection Laws.

“Derivative Equity Securities” has the meaning specified in Section 2.8(b).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Domesticated Acquiror Class A Common Stock” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Class X Common Stock” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Domestication” has the meaning specified in the Recitals hereto.

“Domestication Proposal” has the meaning set forth in Section 7.2(b)(ii).

“Earnout Achievement Date” means the First Earnout Achievement Date or the Second Earnout Achievement Date.

“Effect” has the meaning specified in the definition of “Acquiror Material Adverse Effect.”

“Egencia Acquisition” means the Company’s acquisition of the Egencia business from EG Corporate Travel Holdings LLC (“Expedia”) pursuant to that certain Equity Contribution Agreement, dated as of August 11, 2021, by and among Expedia, Inc., the Company and Juweel Investors Limited (the “Equity Contribution Agreement”), and the other transactions contemplated by the Equity Contribution Agreement.

“Egencia Financial Statements” has the meaning set forth in Section 3.6(c)(iv).

“Egencia Representations” means the representations and warranties of the Company set forth in Section 3.3(c) (Capitalization; Subsidiaries; Title to Interests), Section 3.3(e) (Capitalization; Subsidiaries; Title to Interests), Section 3.3(f) (Capitalization; Subsidiaries; Title to Interests), Section 3.3(g) (Capitalization; Subsidiaries; Title to Interests), Section 3.3(h) (Capitalization; Subsidiaries; Title to Interests), Section 3.4 (No Defaults or Conflicts), Section 3.7(a) (Absence of Certain Developments), Section 3.8 (Company Specified Contracts), Section 3.9 (Intellectual Property), Section 3.10 (Data Privacy and Cybersecurity), Section 3.11 (Insurance), Section 3.12 (Litigation and Proceedings), Section 3.13 (Compliance with Laws) Section 3.14 (Permits), Section 3.15 (Environmental Matters), Section 3.16 (Employee Benefit Plans), Section 3.17 (Labor Matters), Section 3.18 (Tax Matters), Section 3.19 (Affiliated Transactions), Section 3.20 (Anti-Corruption), Section 3.21 (Company Material Suppliers), Section 3.22 (Company Material Customers), Section 3.25 (Real Property), Section 3.26 (Personal Property) and Section 3.27 (COVID-19) solely to the extent any of such representations and warranties of the Company are made with respect to the Egencia Subsidiaries.

“Egencia Subsidiaries” has the meaning specified in the definition of “Subsidiary.”

“Employee Representative” means any collective bargaining representative, labor union, labor organization, works council, trade union, group of employees or any other employee representative body (whether elected or not).

“Environmental Claims” means any claim, notice of non-compliance or violation, demand, directive, Action, obligation, consent order, consent decree, legal proceedings by any Governmental Entity or Person alleging material liability or responsibility arising out of, based on or resulting from (a) the presence or Release of any Hazardous Substances, (b) the Handling of Hazardous Substances, or (c) circumstances forming the basis of any violation under any Environmental Law.

“Environmental Laws” means any applicable federal, state, provincial, local or municipal statute, law, rule, regulation, ordinance, code, or rule of common law, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment, or to health and safety as they may be effected by exposure to any chemical, material or substance, exposure to which is regulated by any Governmental Entity.

“Environmental Permit” means any approval, filing, permit, registration, notification, authorization, exemption, clearance, certification and license that is required under or issued, granted, given, authorized, or made by a Governmental Entity under any Environmental Law.

“Equity Contribution Agreement” has the meaning specified in the definition of “Egencia Acquisition.”

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that, together with another entity, trade or business (whether or not incorporated), is required to be treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 6.1(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agreement” means that certain Exchange Agreement to be entered into substantially concurrently with the Closing among Acquiror, the Company and the Eligible JerseyCo Owners (as defined therein) substantially in the form attached hereto as Exhibit H.

“Existing Shareholders Agreement” has the meaning specified in the Recitals hereto.

“Existing Sponsor Loans” has the meaning specified in the definition of “Sponsor Loan.”

“Financial Statements” has the meaning specified in Section 3.6(a)(iii).

“First Earnout Achievement Date” has the meaning specified in Section 2.7(a).

“Fully Diluted GBT Equity Amount” means the sum of (a) the number of issued and outstanding Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares), plus (b) the number of issued and outstanding Company MIP Shares (excluding any Company MIP Shares that are redeemed and cancelled for cash consideration pursuant to Section 2.1(f)), if any, plus (c) the number of issued and outstanding Legacy Company MIP Options.

“Funds Flow Memorandum” has the meaning specified in Section 2.3(c).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Global Trade Laws and Regulations” means (a) export, import, transfer and other trade laws and regulations including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the customs and import laws administered by U.S. Customs and Border Protection; (b) economic sanctions rules and regulations administered by the U.S. government, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State; (c) all economic sanctions laws, rules and regulations related to Restricted Party Lists, Restricted Countries and Restricted Parties; (d) anti-boycott laws and regulations, including those administered by the U.S. Departments of Commerce and Treasury; (e) European Union Council Regulations on export controls, including Nos. 428/2009 and 267/2012; (f) other EU Council sanctions regulations, as implemented in EU Member States; (g) Canadian sanctions policies; (h) United Nations sanctions policies; (i) all relevant regulations made under any of the foregoing; and (j) other similar economic and trade sanctions, export or import control, trade, or anti-boycott Laws, in each case to the extent they apply, as applicable, to the business and dealings of the Parties or their respective Subsidiaries.

“Governmental Entity” means any federal, national, supra-national, state, foreign, provincial, municipal, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Handling of Hazardous Substances” means the production, use, reuse, generation, Release, storage, treatment, formulation, processing, labeling, registration, transportation, reclamation, recycling, disposal, arranging for disposal, discharge or other handling or disposition of Hazardous Substances.

“Hazardous Substance” means (a) any petroleum, petroleum-based substance, radioactive materials, lead-based paint, asbestos containing material, per-and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs) or PCBs, and (b) any chemical, waste product, pollutant, material or substance defined as a toxic or hazardous substance, material or waste under any applicable Environmental Law, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001 et seq., the Oil Pollution Act, 15 U.S.C. §2601 et seq., and any national, state or local equivalents thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 6.1(a).

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) the principal and interest components of capitalized lease obligations under GAAP (which for purposes of this definition shall exclude any obligations under any operating leases that may be required to be recorded on a balance sheet pursuant to Accounting Standards Codification Topic 840 or 842), (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, including accrued interest and any per diem interest accruals, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) amounts owing as obligations to pay the deferred and unpaid purchase price for property, equipment or services, including “earn outs” and “seller notes” but excluding trade accounts payable, liabilities or accrued expenses in the ordinary course of business that are not overdue for a period of more than thirty (30) days, (g) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (h) breakage costs, prepayment or early termination premiums, make-whole amounts, penalties, unpaid interest and other fees and expenses payable as a result of the consummation of the Transactions in respect of any of the obligations described in the foregoing clauses (a) through (g) or otherwise associated with the actual repayments or redemptions of any such obligations on or prior to the Closing Date, and (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amount of a type described in clauses (a) through (h) of this definition of “Indebtedness” of any Person other than such Person.

“Intellectual Property” means, in any and all jurisdictions throughout the world, all (a) trademarks, trade names, trade dress, tag-lines, slogans, logos and service marks and the goodwill associated with the foregoing (collectively, “Trademarks”), (b) patents and patent applications, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (collectively, “Patents”), (c) inventions, invention disclosures, discoveries and improvements, whether or not patentable, (d) works of authorship and rights in copyrightable subject matter in published and unpublished works of authorship, (e) trade secrets and non-public and confidential business and technical information and know-how and rights to limit the use or disclosure thereof by any Person (collectively, “Trade Secrets”), (f) software, including data, files, Source Code, object code, databases and other software-related specifications and documentation (collectively, “Software”), (g) registered domain names and uniform resource locators (“Domain Names”), (h) moral rights, (i) social media usernames (e.g., Facebook account) and other digital identifiers and other indicia of origin and (j) in each case, including any registrations of, applications to register and renewals and extensions of any of the foregoing clauses (a) through (i) with or by any Governmental Entity in any jurisdiction.

“Interim Period” has the meaning specified in Section 5.1(a).

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the U.S. Internal Revenue Service.

“Issuance Proposal” has the meaning set forth in Section 7.2(b)(ii).

“JOBS Act” has the meaning specified in Section 4.6(e).

“Juniper” means Juweel Investors (SPC) Limited, an exempted segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands, successor-in-interest to Juweel Investors Limited, a company incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

“Law” means any federal, national, state, provincial, municipal or local, whether domestic or foreign, law, code, rule, regulation, restriction, policy, principle of common law, standard, ordinance, statute, or Order issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or any rule or requirement of any securities exchange.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries that provides for payments to or by the Company or any of its Subsidiaries in excess of $1,000,000 annually.

“Legacy Company MIP Option” means an option to purchase Company MIP Shares granted under the Company Incentive Plan, other than New Management Options.

“Liability” means any liability, debt, guarantee, expense, deficiency, commitment, obligation, Tax, penalty, fine, interest, claim, demand, cause of action, judgment or other loss (including loss of benefit or relief), cost or expense, of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted, including those arising under any Law, Action or Order and those arising under any Contract.

“Lien” means, with respect to any property or asset, any encumbrance, hypothecation, lien, deed of trust, mortgage, easement, charge (fixed or floating), encroachment, pledge, restriction, security interest, debenture, option, title retention or other security or preferential arrangement, proxies, right of first or last offer or refusal, transfer restriction, or title defect or encumbrance affecting title of any nature whatsoever, or any other adverse right or interest, charge or claim of a similar nature, in or on any asset, property or property interest.

“Maximum Amount” has the meaning specified in Section 6.8(b).

“Minimum Available Acquiror Cash Amount” means $300,000,000.

“Minimum PIPE Investment Amount” has the meaning specified in Section 4.3(d).

“Modification in Recommendation” has the meaning specified in Section 7.2(b)(iii).

“Modification in Recommendation Notice” has the meaning specified in Section 7.2(b)(iii).

“Modification in Recommendation Notice Period” has the meaning specified in Section 7.2(b)(iii).

“New Management Option” means a Company MIP Option granted on the date of this Agreement.

“Newly Issued Equity Securities” has the meaning specified in Section 2.8(b).

“Non-Qualifying First Achievement Change of Control” has the meaning specified in Section 2.7(d)(i).

“Non-Qualifying Second Achievement Change of Control” has the meaning specified in Section 2.7(d)(ii).

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that provides compensation or benefits primarily for the benefit of Company Employees or Company Independent Contractors whose principal work location is outside of the United States, and which is governed by the laws of any jurisdiction other than the United States.

“NSIA” means the National Security and Investment Act 2021 (United Kingdom).

“NYSE” has the meaning specified in Section 4.6(g).

“Off-the-Shelf Software” means generally available commercial, click-wrap, shrink-wrap, non-customized or similar Software or technology obtained from a third party on general commercial terms.

“Offer Documents” has the meaning specified in Section 7.2(a)(i).

“OpCo A Ordinary Shares” means equity interests of the Company following the Closing, designated as “A Ordinary Shares” in the Company Articles of Association.

“OpCo B Ordinary Shares” means equity interests of the Company following the Closing, designated as “B Ordinary Shares” in the Company Articles of Association.

“OpCo C Ordinary Shares” means equity interests of the Company following the Closing, designated as “C Ordinary Shares” in the Company Articles of Association.

“OpCo Z Ordinary Shares” means equity interests of the Company following the Closing, designated as “Z Ordinary Shares” in the Company Articles of Association.

“Order” means any judgment, order, award, injunction, decree (including consent decree or similar agreed order or judgment), ruling, writ, stipulation, directive, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means a Person’s charter, memorandum of association, certificate or articles of association or incorporation or organization or limited partnership or limited liability company, any joint venture, limited liability company, operating, shareholders, equityholders or partnership agreement, bylaws or other similar documents adopted or filed in connection with the creation, formation, organization or operation of such Person.

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Party” has the meaning specified in the Preamble hereto.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as revised from time to time.

“Per Share Converted Amount” means the quotient obtained by dividing the Aggregate GBT-Side Post-Closing Equity Count by the Fully Diluted GBT Equity Amount.

“Per Share Earnout Amount” means the quotient obtained by dividing 15,000,000 by the Fully Diluted GBT Equity Amount.

“Permitted Liens” means, with respect to any Person, (a) statutory Liens for current Taxes or other governmental charges that are not yet due and payable or that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been established in accordance with GAAP, (b) Liens for mechanics, materialmen, repairmen, construction contractors, warehousemen, suppliers or similar Liens arising by operation of Law (other than any Lien imposed by ERISA) (i) for sums which are not yet due and payable, (ii) which are being contested in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been established in accordance with GAAP, (iii) which are bonded over in accordance with applicable Law or (iv) with respect to which arrangements for payments or release have been made and, in the case of this clause (iv), if more than sixty (60) days overdue, are unfiled (or if filed have been discharged or stayed), and no other action has been taken to enforce such Lien, and for which appropriate reserves have been established in accordance with GAAP, (c) zoning, building, environmental and other land-use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased Real Property, in each case, that are not violated by the current use and operation of such real property (provided that any use which is permitted as a valid non-conforming use or permitted under a special use permit shall not be deemed to violate such regulations), (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased Real Property that do not materially impair the occupancy or use of such real property for the purposes of which it is currently used in connection with such Person’s business, (e) any right of way or easement related to public roads and highways that does not materially impair the occupancy or use of such real property for the purposes of which it is currently used in connection with such Person’s business, (f) Liens arising as a matter of Law in the ordinary course of business in connection with workers’ compensation, unemployment insurance, social security, retirement and similar legislation, (g) in the case of the Company, Liens granted under its Organizational Documents, (h) restrictions on transfer resulting from applicable securities Laws, (i) non-exclusive licenses with respect to Intellectual Property entered into the ordinary course of business that do not interfere in any material respect with the ordinary conduct of the business of such Person, (j) in the case of the Company and its Subsidiaries, Liens that will be discharged at or prior to the Closing and (k) any Liens and other exceptions set forth on Section 1.1 of the Company Disclosure Letter under the heading “Permitted Liens.”

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, syndicate, estate, trust, joint venture, entity, unincorporated organization, other legal entity of any kind or nature or Governmental Entity or any department, agency or political subdivision thereof.

“Personal Information” means any information that, alone or in combination with any other information, identifies or could reasonably be used to identify a natural Person, including name, street address, telephone number, email address, identification number issued by a Governmental Entity, credit card number, bank information, customer or account number, biometric data, medical or health information, or any other information that is considered “personally identifiable information,” “personal information,” or “personal data” under applicable Law.

“PIPE Investment” means the purchase of shares of Domesticated Acquiror Class A Common Stock pursuant to the PIPE Subscription Agreements and any Acceptable Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with the Closing for the shares in the PIPE Investment.

“PIPE Investor” means a PIPE Investor that is set forth on Section 4.3(d) of the Acquiror Disclosure Letter or an Affiliate of any such PIPE Investor to whom the applicable PIPE Subscription Agreement with such PIPE Investor is assigned in accordance with its terms after the date of this Agreement.

“PIPE Subscription Agreements” has the meaning specified in the Recitals hereto.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Project Runway Agreements” has the meaning specified in Section 5.5.

“Project Runway Term Sheet” has the meaning specified in Section 5.5.

“Prospectus” has the meaning specified in Section 10.1.

“Proxy Statement” has the meaning specified in Section 7.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 7.2(a)(i).

“Q1 Egencia Financial Statements” has the meaning specified in Section 3.6(c)(ii).

“Q1 Financial Statements” has the meaning specified in Section 3.6(a)(ii).

“Q2 Egencia Financial Statements” has the meaning specified in Section 3.6(c)(iii).

“Q2 Financial Statements” has the meaning specified in Section 3.6(a)(iii).

“Real Property Leases” has the meaning specified in Section 3.25(b).

“Recommendation” has the meaning specified in Section 7.2(b)(iii).

“Refinanced Indebtedness” has the meaning specified in Section 5.1(b)(i).

“Refinancing Indebtedness” has the meaning specified in Section 5.1(b)(i).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 7.2(a)(i).

“Related Person” means, with respect to any Person, (a) any Affiliate of such Person, (b) any Person that beneficially owns at least 10% of the outstanding equity securities of such Person, or (c) any parent, child, sibling or spouse who resides with, or is a dependent of, any Person described in clauses (a) and (b) above.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, pouring, emptying, escaping, dumping, placing, discarding, abandonment, movement or migration of Hazardous Substances.

“Relevant Persons” means, with respect to a Person, its current officers, directors and, subject to such Person’s knowledge, the employees and agents of any of the foregoing.

“Representative” means, with respect to any Person, its Affiliates and its and their officers, directors, employees, managers, financial advisors (including securities underwriters, initial purchasers, placement agents and similar entities), attorneys, accountants, actuaries, consultants and other agents, advisors and representatives.

“Restricted Country” means any country or geographic region subject to comprehensive economic sanctions administered by the United States, including by OFAC, which currently includes: Crimea, Cuba, Iran, North Korea and Syria.

“Restricted Party” means (a) any Person, aircraft or vessel included on one or more of the Restricted Party Lists, including the Department of Commerce’s Entity List, Denied Persons List, or Unverified List, the Department of State’s Debarred List, (b) a person ordinarily resident in or an entity that is located in or organized under the Laws of a Restricted Country, (c) any Governmental Entity or of any Restricted Country or (d) any Person owned by or acting on behalf of one or more Persons, things or Governmental Entities in (a), (b) or (c).

“Restricted Party List” includes (a) the list of sanctioned entities maintained by the United Nations, (b) all sanctions lists administered by OFAC or the Department of State, including the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, and the Sectoral Sanctions Identifications List, (c) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (d) the consolidated list of Persons, Groups and Entities subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy, (e) the economic sanctions administered by the EU Member States, (f) the sanctions lists maintained by the United Kingdom, including by Her Majesty’s Treasury and (g) similar lists of sanctions and restricted parties maintained by other applicable Governmental Entities.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Earnout Achievement Date” has the meaning specified in Section 2.7(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Incident” means any unauthorized or unlawful access, acquisition, exfiltration, manipulation, erasure, loss, use, or disclosure that compromises the confidentiality, integrity, availability or security of Personal Information or the Company IT Systems, and that triggers any reporting requirement under Data Protection Laws, including any ransomware or denial of service attacks that prevent or materially degrade access to Personal Information or the Company IT Systems.

“Shareholders Agreement” has the meaning specified in the Recitals hereto.

“Skadden” has the meaning specified in Section 10.17(a).

“Source Code” means the software programming code expressed in human readable language, including complete maintenance documentation, procedures, flow charts, schematic diagrams and annotations which comprise the pre-coding detail design specifications, and all other material necessary to allow a reasonably skilled programmer or analyst to build, maintain and enhance the software.

“Specified Existing Sponsor Loan” the Existing Sponsor Loan in an aggregate principal amount of up to $1,500,000 governed and evidenced by that certain promissory note, dated as of October 20, 2020, entered into between Acquiror and Sponsor (as in effect on the date hereof).

“Sponsor” means APSG Sponsor, L.P., a Cayman Islands exempted limited partnership.

“Sponsor Loan” means any Indebtedness of Acquiror owed to Sponsor, its Affiliates or its or their respective equityholders or Affiliates that is either (a) set forth on Section 1.1 of the Acquiror Disclosure Letter (such Indebtedness, collectively, the “Existing Sponsor Loans”) or (b) incurred after the date hereof pursuant to Section 6.5(b)(i)(C); provided that all such Indebtedness (whether now existing or hereafter incurred) shall be discharged and repaid in full in cash by Acquiror at or prior to the Closing (it being understood and agreed that no such Indebtedness shall (i) remain outstanding after giving effect to the consummation of the Transactions at the Closing or (ii) except as set forth in the following proviso, be converted into or otherwise exchanged for any Acquiror Cayman Warrants, any other Acquiror Securities, any Domesticated Acquiror Class A Common Stock, any Domesticated Acquiror Class X Common Stock, any Domesticated Acquiror Warrant, any other post-Domestication securities of Acquiror, or any other options, warrants or securities exercisable for or convertible into any of the foregoing); provided, further, that, at or prior to the Closing, the Specified Existing Sponsor Loan may be either discharged and repaid in full in cash by Acquiror or converted into Acquiror Cayman Warrants in accordance with the terms of the Specified Existing Sponsor Loan as in effect on the date hereof.

“Sponsor Related Party Transaction” has the meaning specified in Section 4.21.

“Sponsor Side Letter” means that certain Sponsor Side Letter, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, certain holders of Acquiror Securities and the Company, as amended or modified from time to time.

“Subsidiary” means, of a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the total voting power of shares of stock or other equity interest (without regard to the occurrence of any contingency), the holders of which are generally entitled to vote for the election of the board of directors or other governing body thereof, or is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity. For purposes of this definition and this Agreement, (a) prior to the Closing, the Company shall not be considered a Subsidiary of its equityholders and (b) from and after the Closing, the Company will be considered a Subsidiary of Acquiror. Notwithstanding anything to the contrary in this Agreement, but subject to Section 3.28, the entities acquired in the Egencia Acquisition (the “Egencia Subsidiaries”) shall be deemed Subsidiaries of the Company for all purposes of this Agreement, including for purposes of the representations, warranties and covenants of the Company in this Agreement.

“Syndication Transfer” has the meaning specified in Section 6.5(b)(iii).

“Tax” or “Taxes” means any foreign, federal, state or local income, earnings, profits, branch profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, lodging, city, stay, tourist, general property, real property, personal property, intangible property, transfer, stamp, digital service, levy, conveyance, fuel, excise, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature or any duty, fee, assessment or levy in the nature of taxes or any deficiency, interest, addition to tax or penalty imposed with respect to any of the foregoing.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement supplied or required to be supplied to a Governmental Entity in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 9.1(f).

“Terminating Company Breach” has the meaning specified in Section 9.1(e).

“Trading Day” means any day on which shares of Domesticated Acquiror Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Domesticated Acquiror Class A Common Stock are then traded.

“Transaction Documents” means the Acquiror Delaware Certificate, Acquiror Delaware Bylaws, Shareholders Agreement, Incentive Equity Plan, ESPP, Sponsor Support Agreement, Company Holders Support Agreement, Sponsor Side Letter, Company Memorandum of Association, Company Articles of Association, Exchange Agreement, Acquiror Class B Common Stock Subscription Agreement, Acquiror Subscribed Ordinary Shares Subscription Agreement, Acquiror Class B Common Stock Distribution Agreement, Confidentiality Agreement, PIPE Subscription Agreements, Acceptable Subscription Agreements (if any), and the other documents delivered pursuant to this Agreement.

“Transaction Proposals” has the meaning specified in Section 7.2(b)(ii).

“Transactions” has the meaning specified in the Recitals hereto.

“Transfer Taxes” has the meaning specified in Section 7.4.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning specified in Section 10.1.

“Trust Agreement” has the meaning specified in Section 4.11.

“Trustee” means Continental Stock Transfer & Trust Company.

“Unaudited Egencia Financial Statements” has the meaning set forth in Section 3.6(c)(iv).

“Unaudited Financial Statements” has the meaning specified in Section 3.6(a)(iii).

“Unbundling Precatory Proposals” has the meaning specified in Section 7.2(b)(ii).

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(d).

“Use” means the collection, retention, storage, protection, security, use, processing, disclosure, distribution, transmission, maintenance or disposal.

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share on the applicable date(s) as reasonably determined by the Board of Directors of Acquiror.

“Warrant Agreement” means that certain Warrant Agreement, dated as of October 1, 2020, by and between Acquiror and Trustee.

“wholly-owned” or “wholly owned” means, with respect to a Subsidiary of the Company, any Subsidiary in which the Company, directly or indirectly, owns all of the outstanding equity interests of such Subsidiary other than (x) director’s qualifying shares and (y) equity interests issued to foreign nationals or other Persons to the extent required by applicable Law, in each case, in a nominal amount.

Section 1.2Construction.

(a)Unless the context of this Agreement otherwise requires, (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the definitions contained in this Agreement are applicable to the singular as well as the plural form of such terms; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” or “Exhibit” refer to the specified Article, Section or Exhibit of this Agreement; (v) the term “this Agreement” shall include the Exhibits and Schedules hereto, (vi) the words “include” and “including,” and words of similar import when used herein shall be deemed to be followed in each case by the words “without limitation,” (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if,” (vii) the word “or” shall be disjunctive but not exclusive and (viii) the word “threatened” shall be deemed to be followed in each case by the words “in writing”.
(b)Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.
(c)Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(d)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever the last day for the delivery of any notice, the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the Party delivering such notice or having such right or duty shall have until the next Business Day to deliver such notice, exercise such right or discharge such duty.
(e)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(f)Any reference herein to “$” or “dollars” means United States dollars.
(g)Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “delivered,” “provided to,” or “made available” (or words of similar import) by or on behalf of one or more Parties to another Party, such obligation shall be deemed satisfied if (i) such one or more Parties or a Person acting on its behalf made such information or document available (or delivered or provided such information or document) in the electronic data room hosted by Datasite and labeled “Project: Accelerate (SPAC)” at least one (1) calendar day prior to the date of this Agreement, or (ii) such information or document is publicly available at least one (1) calendar day prior to the date of this Agreement in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions.
(h)The parties to this Agreement agree and acknowledge that they have been represented by counsel during, and have participated jointly in, the negotiation, drafting and execution of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and the parties to this Agreement irrevocably waive the application of any Law, holding or rule of construction favoring or disfavoring any party to this Agreement by virtue of the authorship of any provision of this Agreement.

Section 1.3Knowledge. As used herein, (i) the phrase “to the knowledge of the Company” shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter after reasonable inquiry of their respective direct reports and (ii) the phrase “to the knowledge of Acquiror” shall mean the actual knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter after reasonable inquiry of their respective direct reports.

ARTICLE II

THE TRANSACTIONS; CLOSING

Section 2.1Closing DeSPAC Transactions. At or prior to the Closing, the Parties shall, and shall cause their applicable Affiliates to, effect the following transactions in sequential order unless as otherwise noted below (“Closing DeSPAC Transactions”):

(a)Domestication; Filing of Acquiror Delaware Certificate; Adoption of Acquiror Delaware Bylaws, Incentive Equity Plan and ESPP. Acquiror will, subject to obtaining the approval of the Transaction Proposals (other than the Unbundling Precatory Proposals), take all actions to (i) cause the Domestication to occur pursuant to applicable Law (including by (x) filing with the Secretary of State of the State of Delaware a certificate of corporate domestication with respect to the Domestication (the “Certificate of Domestication”) and the Acquiror Delaware Certificate and (y) making and procuring all filings required to be made with the Cayman Registrar in connection with the Domestication), (ii) make effective the Acquiror Delaware Bylaws and (iii) make effective the Incentive Equity Plan and ESPP.
(b)Redemption of Company Preferred Shares. The Company will cause each Company Preferred Share to be redeemed and cancelled and in consideration therefor, the former holders thereof will receive, at the option of the Company, in its sole discretion, either (i) cash therefor in accordance with the terms of the Company’s Organizational Documents (as in effect immediately prior to Closing), (ii) a number of Company Voting Ordinary Shares equal to the number of Company Voting Ordinary Shares that would be redeemed and cancelled in consideration for the issuance of OpCo B Ordinary Shares pursuant to Section 2.1(h) in an amount equal to the amount of cash that such holders of Company Preferred Shares would have received pursuant to clause (i) above divided by $10.00 or (iii) a combination of (i) and (ii), in each case, the net result of which is that no Company Preferred Shares remain outstanding following the consummation of the transactions described in clause (i), (ii) or (iii), as applicable.
(c)Redemption of Company Profit Shares. The Company will cause each Company Profit Share to be redeemed and cancelled and in consideration therefor, the former holders thereof will receive a number of Company Voting Ordinary Shares equal to the number of Company Voting Ordinary Shares that would be redeemed and cancelled in consideration for the issuance of OpCo B Ordinary Shares pursuant to Section 2.1(h) in the amount required pursuant to and calculated in accordance with, the Existing Shareholders Agreement, as if the Closing DeSPAC Transactions are an IPO (as defined therein).
(d)Creation and Issuance of Company New Ordinary Shares. Upon effectiveness of the special resolutions passed by the Company equityholders altering the Company’s memorandum and articles of association to create a new class of Company New Ordinary Shares, the Company shall issue one Company New Ordinary Share to each of Alder, Juniper, on behalf of its legacy segregated portfolio, and Expedia in consideration for the nominal value of each Company New Ordinary Share.
(e)Alteration of Company Ordinary Shares. Immediately upon the consummation of the transactions described in Section 2.1(d), the Company Ordinary Shares shall be converted into redeemable shares.
(f)Redemption of Company MIP Shares. Pursuant to the Company’s Articles of Association, each Company MIP Share (if any) shall be redeemed and cancelled by the Company and in consideration therefor, the former holders thereof will receive, at the option of the Company, but subject to the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed), either (i) cash therefor equal to the fair market value of such Company MIP Shares (as determined by the Board of Directors of the Company), or (ii) the issue to them of (A) a number of Domesticated Acquiror Class A Common Stock, which Acquiror shall issue at such time, equal to the Per Share Converted Amount and (B) the OpCo C Ordinary Shares described in Section 2.1(k), the net result of which is that no Company MIP Shares remain outstanding following the consummation of the transactions described in clause (i) or (ii), as applicable.
(g)Subscription for Acquiror Class B Common Stock. Acquiror shall issue and sell to the Company, and the Company shall subscribe for and purchase from Acquiror, a number of shares of Acquiror Class B Common Stock equal to the total number of OpCo B Ordinary Shares to be issued pursuant to Section 2.1(i) and Section 2.1(j) in accordance with the Acquiror Class B Common Stock Subscription Agreement, and in consideration therefor, the Company shall pay to Acquiror the Acquiror Class B Common Stock Purchase Price, in accordance with Section 2.4 and the Funds Flow Memorandum. The Company shall then transfer the Acquiror Class B Common Stock to the former holders of Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares) in the same amounts and to the same holders as the OpCo B Ordinary Shares are to be held after giving effect to Section 2.1(i) and Section 2.1(j), in accordance with the Acquiror Class B Common Stock Distribution Agreement.
(h)Redemption of Company Ordinary Shares. Pursuant to the Company Articles of Association, each Company Ordinary Share held by the Company’s direct equityholders (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares) will be redeemed and cancelled by the Company in consideration for (i) the transfer of the shares of the Acquiror Class B Common Stock pursuant to and in accordance with the Acquiror Class B Common Stock Distribution Agreement, as described in the last sentence of Section 2.1(g), and (ii) the issuance of the OpCo B Ordinary Shares described in Section 2.1(j) and the OpCo C Ordinary Shares described in Section 2.1(k).

(i)Company Memorandum of Association; Company Articles of Association. Upon effectiveness of the special resolutions passed by the Company equityholders adopting the Company Memorandum of Association and the Company Articles of Association, pursuant to which, among other things, (i) the Company will create new classes of OpCo A Ordinary Shares, OpCo B Ordinary Shares, OpCo C Ordinary Shares and OpCo Z Ordinary Shares and (ii) each issued and outstanding Company New Ordinary Share shall be converted into and re-designated as an OpCo B Ordinary Share on a one-for-one basis.
(j)Issuance of OpCo B Ordinary Shares. The Company shall issue to the former holders of Company Ordinary Shares on account of each Company Ordinary Share (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares) a number of OpCo B Ordinary Shares equal to the Per Share Converted Amount less, with respect to any such equityholder, any Company New Ordinary Shares held by such equityholder pursuant to Section 2.1(d) and converted into and re-designated as an OpCo B Ordinary Share pursuant to Section 2.1(i).
(k)Issuance of OpCo C Ordinary Shares. The Company shall issue to the former holders of Company Ordinary Shares on account of each Company Ordinary Share (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares), to the former holders of Legacy Company MIP Options on account of each Legacy Company MIP Option and to the former holders of Company MIP Shares (excluding any Company MIP Shares that are redeemed and cancelled for cash consideration pursuant to Section 2.1(f)) on account of each Company MIP Share, a number of OpCo C Ordinary Shares equal to the Per Share Earnout Amount.
(l)Issuances of Acquiror Subscribed Class A Ordinary Shares and OpCo Z Ordinary Share. The Company shall issue and sell to Acquiror, and Acquiror shall subscribe for and purchase from the Company, (i) a number of OpCo A Ordinary Shares (“Acquiror Subscribed Class A Ordinary Shares”) equal to the number of Domesticated Acquiror Class A Common Stock outstanding after giving effect to Section 2.1(a), Section 2.1(m) and the PIPE Investment, in accordance with, and pursuant to, the Acquiror Subscribed Ordinary Shares Subscription Agreement and (ii) one OpCo Z Ordinary Share, and Acquiror shall pay to the Company the Acquiror Subscribed Ordinary Shares Purchase Price, in accordance with Section 2.4 and the Funds Flow Memorandum.
(m)Conversion of Acquiror Cayman Class B Ordinary Shares and Domesticated Acquiror Class X Common Stock. Automatically pursuant to the provisions of the Acquiror Delaware Certificate and without any action on the part of any Party or any other Person, the shares of Domesticated Acquiror Class X Common Stock into which the Acquiror Cayman Class B Ordinary Shares converted pursuant to the Domestication will automatically convert into shares of Domesticated Acquiror Class A Common Stock on a one-to-one basis (for the avoidance of doubt, with no adjustment to the conversion ratio and with no other anti-dilution protections).

Section 2.2Closing. In accordance with the terms and subject to the conditions of this Agreement, the consummation of the Closing DeSPAC Transactions (the “Closing”) shall be effected by the exchange of signatures by electronic transmission, or, if such exchange is not practicable, shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, at 10:00 a.m. (New York time) on the date which is three (3) Business Days after the first date on which all conditions set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”; provided, however, that if the Closing Date would occur on a date on which the Cayman National Bank or the financial institutions in Jersey are closed, the Closing Date shall be on the next succeeding Business Day. For the avoidance of doubt, each of the Closing DeSPAC Transactions set forth in Section 2.1(b) through Section 2.1(m) shall occur after the effectiveness of the Domestication.

Section 2.3Closing Documents.

(a)At the Closing, Acquiror will deliver or cause to be delivered:
(i)to the Company, a copy of the Shareholders Agreement, duly executed by Acquiror;
(ii)to the Company, evidence of the filing of the Certificate of Domestication and Acquiror Delaware Certificate with the Secretary of State of the State of Delaware, in form and substance reasonably acceptable to the Company;
(iii)to the Company, evidence of the approval by the NYSE of the listing application filed pursuant to Section 6.3;
(iv)to the Company, a certificate, dated as of the Closing Date and signed by an officer of Acquiror, certifying as to copies of resolutions and actions taken by the Board of Directors of Acquiror in connection with the approval of this Agreement and the

Transactions, including the adoption of the Acquiror Delaware Bylaws effective as of no later than promptly following the effectiveness of the Domestication;
(v)to the Company, a subscription agreement for the Acquiror Class B Common Stock being acquired by the Company pursuant to Section 2.1(g) in substantially the form attached hereto as Exhibit J (the “Acquiror Class B Common Stock Subscription Agreement”), duly executed by Acquiror, together with evidence, in form and substance reasonably acceptable to Acquiror and the Company, of the issuance, by book-entry with the Trustee, of the Acquiror Class B Common Stock acquired by the Company pursuant to Section 2.1(g) and such subscription agreement;
(vi)to the Company, a subscription agreement for the Acquiror Subscribed Class A Ordinary Shares and OpCo Z Ordinary Share being acquired by Acquiror pursuant to Section 2.1(l) in substantially the form attached hereto as Exhibit K (the “Acquiror Subscribed Ordinary Shares Subscription Agreement”) duly executed by Acquiror;
(vii)to the Company, the resignations of (or resolutions of the Board of Directors of Acquiror removing) each of the officers of Acquiror from their respective positions as officers, effective as of no later than immediately following the Closing;
(viii)evidence, in form and substance reasonably acceptable to the Company, that as of immediately following the Closing, the Board of Directors of Acquiror shall consist of the number of directors, and be otherwise constituted in accordance with, Section 6.6;
(ix)to the Company, the Exchange Agreement, duly executed by Acquiror;
(x)to the Company, evidence that the condition set forth in Section 8.3(d) has been satisfied, in form and substance reasonably acceptable to the Company;
(xi)the Registration Rights Agreement, duly executed by Acquiror and the holders (as of immediately prior to the effectiveness of the Domestication) of Acquiror Cayman Class B Ordinary Shares; and
(xii)the certificate required to be delivered by Acquiror at or prior to the Closing pursuant to Section 8.3(c).

(b) At the Closing, the Company will deliver or cause to be delivered to Acquiror:

(i)a copy of the Shareholders Agreement, duly executed by the Company and certain equityholders of the Company;
(ii)the Acquiror Class B Common Stock Subscription Agreement, duly executed by the Company;
(iii)a distribution agreement for the Acquiror Class B Common Stock being distributed by the Company to the equityholders of the Company pursuant to Section 2.1(g) and Section 2.1(h) in substantially the form attached hereto as Exhibit L (the “Acquiror Class B Common Stock Distribution Agreement”), duly executed by the Company and the equityholders of the Company party thereto;
(iv)evidence of the effectiveness of the Company Memorandum of Association and the Company Articles of Association;
(v)the Acquiror Subscribed Ordinary Shares Subscription Agreement, duly executed by the Company, together with evidence, in form and substance reasonably acceptable to Acquiror, of the issuance of the Acquiror Subscribed Class A Ordinary Shares and OpCo Z Ordinary Share being acquired by Acquiror pursuant to Section 2.1(l) and such subscription agreement;
(vi)the Exchange Agreement, duly executed by the Company and certain equityholders of the Company;
(vii)the Registration Rights Agreement, duly executed by certain equityholders of the Company; and
(viii)the certificate required to be delivered at or prior to the Closing pursuant to Section 8.2(c).

(c)At least five (5) Business Days prior to the expected Closing Date, (i) Acquiror will deliver to the Company a written statement setting forth a complete and accurate schedule of each Acquiror Transaction Expense as of the Closing Date, setting forth the respective amounts thereof, and the applicable wire transfer instructions for each such Acquiror Transaction Expense, together with reasonable relevant supporting documentation used by Acquiror in calculating such amounts, including all invoices or, if no invoice is available, other documentation reasonably accounting for such costs, (ii) the Company will deliver to Acquiror a written statement setting forth a complete and accurate schedule of each Company Transaction Expense as of the Closing Date, setting forth the respective amounts thereof, and the applicable wire transfer instructions for each such Company Transaction Expense, together with reasonable relevant supporting documentation used by the Company in calculating such amounts, including all invoices or, if no invoice is available, other documentation reasonably accounting for such costs, and (iii) the Parties will together document the same in a funds flow memorandum (the “Funds Flow Memorandum”).

Section 2.4Closing Payments. At the Closing on the Closing Date, upon the terms and subject to the conditions of this Agreement:

(a)Acquiror shall pay or cause to be paid the Acquiror Share Redemption Amount;
(b)the Company shall pay the Acquiror Class B Common Stock Purchase Price to Acquiror pursuant to the Acquiror Class B Common Stock Subscription Agreement;
(c)Acquiror shall pay to the Company the Acquiror Subscribed Ordinary Shares Purchase Price pursuant to the Acquiror Subscribed Ordinary Shares Subscription Agreement; and
(d)Acquiror shall (on its own behalf, or on behalf of the Company, as applicable) pay, or, cause to be paid, (i) all accrued and unpaid Acquiror Transaction Expenses and (ii) all accrued and unpaid Company Transaction Expenses (collectively, the “Unpaid Transaction Expenses”), in each case, to the applicable payees as set forth in the Funds Flow Memorandum; provided that the Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

It is understood and agreed that, with respect to any amount payable by Acquiror to the Company pursuant to Section 2.4(c), the Company, at its option, may instead direct Acquiror to disburse all or a portion of such amount at Closing directly to one or more of the Company’s wholly-owned Subsidiaries or holders of any Indebtedness of the Company or any of its Subsidiaries (or an agent or trustee of such holders) or any other Person, in any such case, in accordance with the Funds Flow Memorandum, and the amounts, if any, so disbursed by Acquiror in accordance with the Funds Flow Memorandum shall constitute payment of such amounts pursuant to Section 2.4(c) as if such funds had been paid directly to by Acquiror to Company pursuant to Section 2.4(c).

Section 2.5Withholding. Notwithstanding anything in this Agreement to the contrary, the Parties and their respective Affiliates and Representatives, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror or the Company); provided that at least five (5) days prior to making any deduction or withholding (other than with respect to compensatory payments), the Acquiror or the Company (as applicable) shall notify the relevant Person in respect of whom such deduction or withholding applies (which notice shall include a statement of the amounts it intends to deduct or withhold in respect of making such payment and the applicable provision of law requiring it to withhold or deduct) and such Person shall be entitled to provide such forms or other evidence that would eliminate or reduce any such deduction or withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6Treatment of Company MIP Options.

(a)Each Company MIP Option that is outstanding immediately prior to the Closing, whether vested or unvested, shall be equitably converted based on a deemed $10.00 price per share of Domesticated Acquiror Class A Common Stock (and with respect to Legacy Company MIP Options and New Management Options further taking into account any post-closing adjustment in accordance with Section 2.8(b) and Section 2.8(c) of this Agreement (as applicable)) into an option relating to shares of Domesticated Acquiror Class A Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Closing (each, an “Acquiror Option”) in a manner determined by the Company in consultation with Acquiror and consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company MIP Options for purposes of Section 409A or Section 424 of the Code. In addition, pursuant to Section 2.1(k) and subject to Section 2.7(g), the holders of the Legacy Company MIP Options that are outstanding immediately prior to the Closing shall receive, on account of each Legacy Company MIP Option, a number of OpCo C Ordinary Shares equal to the Per Share Earnout Amount, and subject to the same vesting conditions, if any, that apply to the corresponding Legacy Company MIP Option immediately prior to the Closing.
(b)The Company shall take all necessary actions to effect the treatment of Company MIP Options pursuant to Section 2.6(a) in accordance with the Company Incentive Plan and the applicable award agreements and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form) of Acquiror.

Section 2.7Earnout.

(a) If, at any time during the five (5) years following the Closing Date, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $12.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “First Earnout Achievement Date”):

(i)(x) one-half of the OpCo C Ordinary Shares held by any equityholder of the Company on account of such equityholder’s pre-Closing ownership of Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares) shall automatically and without further action on the part of any Person be converted and re-designated on the First Earnout Achievement Date into a number of OpCo B Ordinary Shares equal to one-half of the number of OpCo C Ordinary Shares held by such equityholder, and (y) one-half of the OpCo C Ordinary Shares held by any equityholder of the Company on account of such equityholder’s pre-Closing ownership of Legacy Company MIP Options or Company MIP Shares (excluding any Company MIP Shares that are redeemed and cancelled for cash consideration pursuant to Section 2.1(f)) shall automatically and without further action on the part of any Person (subject to applicable Law) be redeemed and cancelled for no consideration therefor; and
(ii)Acquiror shall promptly issue to (x) each holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such holder’s pre-Closing ownership of Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares), a number of shares of Acquiror Class B Common Stock equal to one-half of the number of shares of OpCo C Ordinary Shares held by such equityholder and (y) each holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such holder’s pre-Closing ownership of Legacy Company MIP Options or Company MIP Shares (excluding any Company MIP Shares that are redeemed and cancelled for cash consideration pursuant to Section 2.1(f)), a number of shares of Domesticated Acquiror Class A Common Stock equal to one-half of the number of shares of OpCo C Ordinary Shares held by such equityholder (and, in the case of Legacy Company MIP Options, subject to the same time-vesting conditions, if any, that apply to the corresponding OpCo C Ordinary Shares immediately prior to the First Earnout Achievement Date; provided that a number of OpCo C Ordinary Shares shall be subject to net-settlement in respect of any applicable withholding Taxes due upon the issuance of Domesticated Acquiror Class A Common Stock).

(b)If, at any time during the five (5) years following the Closing, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Second Earnout Achievement Date”):

(i)(x) the remaining OpCo C Ordinary Shares held by any equityholder of the Company on account of such equityholder’s pre-Closing ownership of Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares) shall automatically and without further action on the part of any Person be converted and re-designated on the Second Earnout Achievement Date into an equal number of OpCo B Ordinary Shares and (y) the remaining OpCo C Ordinary Shares held by any equityholder of the Company on account of such equityholder’s pre-Closing ownership of Legacy Company MIP Options or Company MIP Shares (excluding any Company MIP Shares that are redeemed and cancelled for cash consideration pursuant to Section 2.1(f)) shall automatically and without further action on the part of any Person (subject to applicable Law) be redeemed and cancelled for no consideration therefor; and
(ii)Acquiror shall promptly issue to (x) each holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such holder’s pre-Closing ownership of Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares), a number of shares of Acquiror Class B Common Stock equal to the number of OpCo C Ordinary Shares held by such equityholder on the Second Earnout Achievement Date and (y) each holder of OpCo C Ordinary Shares who held such OpCo C Ordinary Shares on account of such holder’s pre-Closing ownership of Legacy Company MIP Options or Company MIP Shares (excluding any

Company MIP Shares that are redeemed and cancelled for cash consideration pursuant to Section 2.1(f)), a number of shares of Domesticated Acquiror Class A Common Stock equal to the number of OpCo C Ordinary Shares held by such equityholder on the Second Earnout Achievement Date (and, in the case of Legacy Company MIP Options, subject to the same time-vesting conditions, if any, that apply to the corresponding OpCo C Ordinary Shares immediately prior to the Second Earnout Achievement Date; provided that a number of OpCo C Ordinary Shares shall be subject to net-settlement in respect of any applicable withholding Taxes due upon the issuance of Domesticated Acquiror Class A Common Stock).

(c)For the avoidance of doubt, the holders of Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares) shall be entitled to receive the shares of Acquiror Class B Common Stock described in Section 2.7(a) and Section 2.7(b) only upon the occurrence of the First Earnout Achievement Date and the Second Earnout Achievement Date, respectively.

(d)In the event that there is a Change of Control after the Closing and prior to the date that is five (5) years following the Closing Date:

(i)to the extent it has not already occurred, the First Earnout Achievement Date shall be deemed to occur (and the actions contemplated by Section 2.7(a) shall be required to occur) on the day immediately prior to the occurrence of such Change of Control if the value of the per share consideration to be received by the holders of Domesticated Acquiror Class A Common Stock in such Change of Control is greater than or equal to $12.50; provided that if such Change of Control is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Domesticated Acquiror Class A Common Stock receive only cash consideration for their shares at a price less than $12.50 per share (a “Non-Qualifying First Achievement Change of Control”), then the obligations in Section 2.7(a), Section 2.7(b), this Section 2.7(d)(i), and Section 2.7(d)(ii) shall terminate and no longer apply effective upon such Non-Qualifying First Achievement Change of Control; and
(ii)to the extent it has not already occurred, the Second Earnout Achievement Date shall be deemed to occur (and the actions contemplated by Section 2.7(b) shall be required to occur) on the day immediately prior to the occurrence of such Change of Control if the value of the per share consideration to be received by the holders of Domesticated Acquiror Class A Common Stock in such Change of Control is greater than or equal to $15.00; provided that if such Change of Control is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Domesticated Acquiror Class A Common Stock receive only cash consideration for their shares at a price less than $15.00 per share (a “Non-Qualifying Second Achievement Change of Control”), then the obligations in Section 2.7(b) and this Section 2.7(d)(ii) shall terminate and no longer apply effective upon such Non-Qualifying Second Achievement Change of Control;

provided, further, that (A) in each of the foregoing clauses (i) and (ii), to the extent the per share consideration to be received by holders of Domesticated Acquiror Class A Common Stock in such Change of Control includes contingent consideration or property other than cash, the Board of Directors of Acquiror shall determine the value of such consideration in good faith (valuing any such consideration payable in publicly traded securities, on a per-security basis, at the VWAP of such security over the twenty (20) consecutive Trading Day period ending on (and including) the second Business Day prior to the date of the entry into the binding definitive agreement providing for the consummation of such Change of Control, if there be such an agreement, or the date of such Change of Control, if there is no such agreement); (B) any determination by the Board of Directors of Acquiror with respect to any matters contemplated by, or related to, this Section 2.7(d), including the value of the per share consideration to be received by holders of Domesticated Acquiror Class A Common Stock in any Change of Control, shall be made in good faith and shall be final and binding on the parties hereto; and (C) if the consideration in a Change of Control is equity securities of the surviving company or one of its Affiliates that are (or will be at the closing of such Change of Control) publicly traded, any remaining OpCo C Ordinary Shares (not otherwise converted, re-designated, cancelled or redeemed pursuant to this Section 2.7, including in accordance with clause (A) of this proviso) shall not be converted, re-designated, cancelled or redeemed and instead shall be converted into similar equity securities offered in such Change of Control and shall remain subject to the First Earnout Achievement Date and/or the Second Earnout Achievement Date to the extent they have not already occurred (as may be equitably adjusted to take into account the structure and consideration provided for such Change of Control). For avoidance of doubt, the provisions in the foregoing clauses (i) and (ii) may apply to a single Change of Control, such that both the First Earnout Achievement Date and the Second Earnout Achievement Date may be deemed to occur in connection with such single Change of Control if the conditions set forth in both clauses (i) and (ii) are satisfied.

(e)Each of (i) the Domesticated Acquiror Class A Common Stock price targets set forth in Section 2.7(a), Section 2.7(b) and Section 2.7(d) and (ii) the number of OpCo B Ordinary Shares, shares of Acquiror Class B Common Stock and shares of Domesticated Acquiror Class A Common Stock to be issued pursuant to Section 2.7(a), Section 2.7(b) and Section 2.7(d) shall be equitably adjusted for stock splits, reverse stock splits, dividends (cash or stock), reorganizations, recapitalizations, reclassifications, combinations or other like changes or transactions with respect to the OpCo B Ordinary Shares, shares of Acquiror Class B Common Stock and Domesticated Acquiror Class A Common Stock occurring after the Closing (other than the Transactions).

(f)If the First Earnout Achievement Date has not occurred or been deemed to have occurred prior to the date that is five (5) years following the Closing Date, the obligations in Section 2.7(a) and Section 2.7(d) shall terminate and no longer apply and all of the OpCo C Ordinary Shares held by any equityholder of the Company shall, without further action on the part of any Person (subject to applicable Law), be redeemed and cancelled for no consideration therefor. If the Second Earnout Achievement Date has not occurred or been deemed to have occurred prior to the date that is five (5) years following the Closing Date, the obligations in Section 2.7(b) and Section 2.7(d) shall terminate and no longer apply and the remaining OpCo C Ordinary Shares held by any equityholder of the Company shall, without further action on the part of any Person (subject to applicable Law), be redeemed and cancelled for no consideration therefor.

(g)Notwithstanding anything to the contrary herein, if the Post-Closing Equity Adjustment (as defined in the Equity Contribution Agreement) is not finally determined in accordance with the Equity Contribution Agreement prior to the Closing, at the Closing, without further action on the part of any Person, the OpCo C Ordinary Shares that are otherwise issuable pursuant to Section 2.1(f), Section 2.1(k) and Section 2.6(a) will not be issued to the equityholders called for thereunder, and fifteen million (15,000,000) OpCo C Ordinary Shares will be reserved by the Company. Within five (5) Business Days following the final determination of the Post-Closing Equity Adjustment under the Equity Contribution Agreement, without further action on the part of any Person, (x) the definition of “Per Share Earnout Amount” shall be read to take into account such adjustment as if it had occurred immediately prior to the Closing and (y) the OpCo C Ordinary Shares shall be issued to each pre-Closing holder of Legacy Company MIP Options, each pre-Closing holder of Company MIP Shares (excluding any Company MIP Shares that are redeemed and cancelled for cash consideration pursuant to Section 2.1(f)) and each pre-Closing holder of Company Ordinary Shares (after giving effect to the actions contemplated by Section 2.1(b) with respect to Company Preferred Shares and Section 2.1(c) with respect to Company Profit Shares) (including Expedia) as if such Post-Closing Equity Adjustment had been finally determined immediately prior to the Closing, in the proportions contemplated by Section 2.1(f), Section 2.1(h), Section 2.1(k) and Section 2.6(a). If an Earnout Achievement Date has occurred prior to the issuance of OpCo C Ordinary Shares in the foregoing sentence, then, in lieu of such issuance of OpCo C Ordinary Shares, the securities issuable upon such Earnout Achievement Date shall be issued to the applicable Persons pursuant to this Section 2.7 (and any corresponding OpCo C Ordinary Shares shall be redeemed and cancelled, as applicable, in accordance with this Section 2.7) within five (5) Business Days following the final determination of the Post-Closing Equity Adjustment under the Equity Contribution Agreement.

Section 2.8   Closing of Egencia Acquisition.

(a)   Subject to Section 2.8(b), the Company and Acquiror shall cause there to be sufficient equity securities available for issuance to account for the equity securities to be issued to Expedia pursuant to the Egencia Acquisition. Notwithstanding anything to the contrary herein, the Company and Acquiror shall issue the number of their respective equity securities to Expedia called for by the Equity Contribution Agreement in accordance with this Section 2.8.

(b)   Subject to Section 2.8(d), if the final determination of the Post-Closing Equity Adjustment has not occurred prior to the Closing and, pursuant to the Equity Contribution Agreement, Expedia should have received a different amount of equity securities in the Company and Acquiror immediately following the final determination of the Post-Closing Equity Adjustment than was issued to Expedia hereunder, the Parties shall issue, redeem and cancel and/or adjust the terms of their respective equity securities (including (a) Acquiror Options that were issued on account of Legacy Company MIP Options (but excluding Acquiror Options that were issued on account of New Management Options, which shall be governed by Section 2.8(c)), (b) shares of Domesticated Acquiror Class A Common Stock that were issued on account of Company MIP Shares, and (c) any shares of, or other derivative securities relating to shares of, Domesticated Acquiror Class A Common Stock and corresponding OpCo A Ordinary Shares issued on account of (x) the exercise of Acquiror Options that were issued on account of Legacy Company MIP Options (but excluding the Acquiror Options that were issued on account of New Management Options), and (y) an exchange under the Exchange Agreement occurring between the Closing and the date the Post-Closing Equity Adjustment is finally determined (such shares described in clauses (x) and (y), the “Newly Issued Equity Securities”), and all such shares described in clauses (a), (b) and (c), the “Derivative Equity Securities”) for no additional consideration such that the amount (both absolute and relative) of equity securities issued to Expedia and the other equityholders of the Company immediately prior to the Closing (including holders of Company MIP Shares and Legacy Company MIP Options but excluding holders of New Management Options) reflects the amount (the “Adjusted Total”) that would have been issued if such final determination had occurred prior to the Closing (after giving effect to the Newly Issued Equity Securities). For the avoidance of doubt, any issuance, redemption, cancellation or adjustment of terms of equity securities of Acquiror and the Company shall only be made with respect to the equity securities (including any Derivative Equity Securities) issued to the equityholders of the Company immediately prior to the Closing (including holders of Acquiror Options that were issued on account of Legacy Company MIP Options but excluding Acquiror Options that were issued on account of New Management Options), such that the aggregate amount of outstanding equity securities in the Company and Acquiror (including any Newly Issued Equity Securities) held by such Persons immediately prior to such issuance, redemption, cancellation or adjustment shall be equal in the aggregate to such amount thereafter.

(c)   In addition to the adjustment described in Section 2.8(b), and subject to Section 2.8(d), if the final determination of the Post-Closing Equity Adjustment has not occurred prior to the Closing and, pursuant to the Equity Contribution Agreement, Expedia should have received a different amount of equity securities in the Company and Acquiror immediately following the final determination of the Post-Closing Equity Adjustment than was issued to Expedia hereunder, the Parties shall, to the extent applicable, cause the per share exercise price of the New Management Options and the number of Company MIP Shares issuable in respect of New Management Options to be equitably adjusted in accordance with the requirements of Section 422 and 409A of the Code to reflect the effects of the Post-Closing Equity Adjustment; provided that any such adjustment shall be made without reference to the Adjusted Total.

(d)   Notwithstanding anything herein to the contrary, if the Company and Expedia agree to settle, and do in fact settle, any Post-Closing Equity Adjustment, in whole, for an amount in cash not to exceed $5,000,000, no issuances, redemptions, cancellations or adjustments of terms of equity securities (including any Derivative Equity Securities) held by the equityholders of the Company immediately prior to the Closing shall be made as contemplated pursuant to Section 2.8(b) and Section 2.8(c), including with respect to the amount of such cash settlement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Acquiror as follows:

Section 3.1   Organization and Organizational Power. The Company (a) is duly incorporated and validly existing and in good standing under the Laws of its jurisdiction of incorporation, (b) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently owned or conducted and (c) is duly qualified or licensed to do business, and is in good standing, as a foreign corporation or entity in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, license or good standing necessary, except in the case of this clause (c), where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to (i) be material to the Company and its Subsidiaries (taken as a whole) or (ii) prevent, materially impair or materially delay (1) the ability of the Company to perform its obligations under this Agreement and the Transaction Documents to which the Company is or will be a party or (2) the consummation of the Transactions. The Company is not in material violation of, or in default under, its Organizational Documents. The Company’s Organizational Documents previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement.

Section 3.2   Authorization; Valid and Binding Obligation. The Company has all requisite corporate or other power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which it is a party, and the consummation of the Transactions, have been duly and validly authorized by all required corporate or other similar action on the part of the Company and no other corporate or other similar actions, proceedings or approvals on its part is necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents by the Company and the consummation of the Transactions. This Agreement has been, and on or prior to the Closing, the Transaction Documents to which the Company is contemplated hereby to be a party will be, duly and validly executed and delivered by the Company, and assuming that this Agreement constitutes, and the Transaction Documents to which the Company is contemplated hereby to be a party will constitute, the legal, valid and binding obligation of each other party thereto, this Agreement constitutes, and such Transaction Documents to which the Company is contemplated hereby to be a party will constitute, a legal, valid and binding obligation of the Company, and is enforceable against the Company in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. The equityholders of the Company have approved the execution, delivery and performance by the Company of this Agreement and the Transaction Documents and have approved the Transactions pursuant to a unanimous written consent, a true and correct copy of which will be delivered to Acquiror substantially concurrently with the execution of this Agreement, and no additional approval or vote from any equityholders of the Company (other than the special and/or ordinary resolutions and class consents required by Law to effect the Transactions) is necessary to approve the execution, delivery or performance by the Company of this Agreement and the Transaction Documents or approve the Transactions.

Section 3.3   Capitalization; Subsidiaries; Title to Interests.

(a)   As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 3,000,000 preferred shares of €0.00001 each (“Company Preferred Shares”), of which 1,500,000 are issued and outstanding as of the date of this Agreement, (ii) 40,000,000 voting ordinary shares of €0.00001 each (“Company Voting Ordinary Shares”), of which 36,000,000 are issued and outstanding as of the date of this Agreement, (iii) 800,000 profit shares of €0.00001 each (“Company Profit Shares”), of which 800,000 are issued and outstanding as of the date of this Agreement. (iv) 15,000,000 non-voting ordinary shares of €0.00001 each (“Company Non-Voting Ordinary Shares”), of which 8,413,972 are issued and outstanding as of the date of this Agreement and (v) 4,764,000 authorized but unissued MIP Shares (as such term is defined in the Company’s Organizational Documents) of €0.00001 each (“Company MIP Shares”) issuable in respect of Company MIP Options, of which the issued and outstanding Company MIP Options as of the date of this Agreement are as set forth on Section 3.3(d) of the Company Disclosure Letter. The foregoing represents all of the issued and outstanding Company Capital Stock as of the date of this Agreement. Section 3.3(d) of the Company Disclosure Letter includes, for each such Company MIP Option, the holder by anonymized employee identification number, grant date, number of MIP Shares underlying the Company MIP Options and exercise price.

(b)   The Company is, directly or indirectly, the beneficial and legal owner of, and has good and valid title to, the Company Group Equity Interests directly or indirectly held by it as set forth on Section 3.3(d) of the Company Disclosure Letter, free and clear of all Liens (other than Liens created under applicable securities Laws).

(c)   Each of the Company’s Subsidiaries (i) is a legal entity duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation, (ii) has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as presently owned or conducted and (iii) is qualified or licensed to do business as a foreign corporation or entity in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary and, where applicable, is in good standing in each such jurisdiction, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect. None of the Company’s Subsidiaries is in material violation of, or in default under, its Organizational Documents.

(d)   All of the Company Group Equity Interests have been duly authorized and are validly issued, and, to the extent relevant under applicable Law, fully paid and non-assessable, free of Liens (other than Liens imposed under applicable securities Laws), and have not been issued in violation of any preemptive or similar rights, any Contract or any applicable Law. Section 3.3(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of (i) each of the Company’s Subsidiaries, (ii) the number and type of Company Group Equity Interests that are issued and outstanding for each of the Company and its Subsidiaries and for any options or profits interests, the applicable strike price and hurdle and (iii) the name of the record holder of each such Company Group Equity Interest that is issued and outstanding. The Company Group Equity Interests constitute all of the outstanding capital stock of (or comparable interest in) the Company and its Subsidiaries. Either the Company, or one or more of its Subsidiaries holds of record and owns beneficially all of the outstanding shares of capital stock of (or comparable interest in) each of the Company’s Subsidiaries, free and clear of any Liens (other than Liens imposed under applicable securities Laws), and except in connection with the Transactions and as set forth on Section 3.3(d) of the Company Disclosure Letter, there are, and at all times prior to the Closing there will be (1) no equity securities of any of the Company or its Subsidiaries issued, reserved for issuance or outstanding, (2) no outstanding subscriptions, calls, options, conversion rights, warrants or other securities convertible into or exchangeable or exercisable for, or other rights in existence to acquire, or to require any of the Company or its Subsidiaries to issue, purchase or acquire, any shares of the capital stock or other securities of any of the Company or its Subsidiaries or obligate the Company or any of its Subsidiaries to issue or sell any Company Group Equity Interests or debt securities of the Company or any of its Subsidiaries, and (3) no equity equivalents, stock appreciation rights, phantom stock ownership interest or similar rights in the Company or any of its Subsidiaries.

(e)   Other than this Agreement and the Organizational Documents of the Company and its Subsidiaries, (i) there are no voting trusts, proxies, or other agreements or understandings with respect to the Company Group Equity Interests and (ii) there are no agreements or understandings to which the Company or any of its Subsidiaries is a party, by which the Company or any of its Subsidiaries is bound or of which the Company has knowledge relating to the repurchase, redemption, registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights, “drag-along” rights, registration rights or similar rights) of the Company Group Equity Interests, or any other investor rights, including, rights of participation (i.e., preemptive rights), co-sale, voting, first refusal, board observation, visitation or information or operational covenants, in each case, with respect to any of the Company or its Subsidiaries.

(f)   None of the Company or any of its Subsidiaries owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person other than another of the Company’s Subsidiaries.

(g)   There are no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter on which the stockholders or equityholders of the Company or its Subsidiaries may vote.

(h)   The accounting registers and books and records of the Company and each Subsidiary thereof, including for the avoidance of doubt, copies of all Contracts, written correspondence and any other documents of the Company or such Subsidiary, have been maintained in accordance with applicable Law in all material respects, and are maintained in such a way that such materials are, and will be immediately after the Closing, reasonably accessible to the Company or its Subsidiaries in all material respects.

Section 3.4   No Defaults or Conflicts. The execution and delivery by the Company of this Agreement and each Transaction Document to which the Company or any of its Subsidiaries is contemplated hereby to be a party and the consummation of the Transactions do not, and the performance by it of its obligations hereunder and thereunder will not, (a) constitute or result in a conflict, breach or violation of or default under the applicable Organizational Documents of the Company or any of its Subsidiaries, (b) except as described in Section 3.5, conflict with or violate any existing Law or Order applicable to the Company or any of its Subsidiaries that is a party to any Transaction Document, (c) require any consent or other action under, result in a violation or breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, suspension, cancellation or acceleration of, result (immediately or with notice or lapse of time or both) in triggering an obligation to pay any consideration, royalties or other amounts in excess of those amounts otherwise owed by the Company or any of its Subsidiaries immediately prior to the Closing, or result in the loss of any right or benefit to which the Company or any of its Subsidiaries is entitled under, any Contract by which any of the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, is bound or affected or (d) result (immediately or with notice or lapse of time or both) in the creation of any Lien (other than Permitted Liens) on any of the Company’s or its Subsidiaries’ properties, rights or assets, except, in the case of clauses (b), (c) and (d), for any such violations, conflicts or breaches that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.5   Governmental Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, other than the expiration or termination of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits, non-objections and authorizations under the HSR Act and other applicable Antitrust Laws, no authorization, Order or approval or other action by, and no notice to or filing with, any Governmental Entity will be required to be obtained or made by the Company or its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Transaction Documents to which they will be a party and the consummation of the Transactions, except for any authorizations, approvals, notice or filings with any Governmental Entity or other Person that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (a) be material to the Company and its Subsidiaries (taken as a whole) or (b) prevent, materially impair or materially delay (i) the ability of the Company and each of its Subsidiaries to perform their respective obligations under this Agreement or the Transaction Documents to which they are or will be a party or (ii) the consummation of the Transactions.

Section 3.6   Financial Statements; Internal Controls.

(a)   Attached as Section 3.6(a) of the Company Disclosure Letter are copies of the:

(i)   (A) audited consolidated balance sheet of the Company and its Subsidiaries for the fiscal year ended December 31, 2020, and the related audited consolidated statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity and, (B) the audited consolidated balance sheet of the Company and its Subsidiaries for the fiscal year ended December 31, 2019, and the related audited consolidated statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity, and (C) the audited consolidated balance sheet of the Company and its Subsidiaries for the fiscal year ended December 31, 2018, and the related audited consolidated statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity (the “2018 Audited Financial Statements” and together with clauses (A), (B) and the 2021 Audited Financial Statements, to the extent delivered pursuant to Section 5.3, the “Audited Financial Statements”);

(ii)   the unaudited condensed consolidated balance sheet and statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2021 (the “Q1 Financial Statements”);

(iii)   the unaudited condensed consolidated balance sheet and statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity of the Company and its Subsidiaries as of and for the six-month period ended June 30, 2021 (the “Q2 Financial Statements”); and

(iv)   the unaudited condensed consolidated balance sheet and statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity of the Company and its Subsidiaries as of and for the nine-month period ended September 30, 2021 (together with the Q1 Financial Statements and the Q2 Financial Statements, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). For the avoidance of doubt, the Financial Statements do not reflect the Egencia Subsidiaries as Subsidiaries of the Company.

(b)   The Financial Statements (i) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries (excluding the Egencia Subsidiaries), as at the respective dates thereof, and the consolidated results of their operations, their consolidated comprehensive income (loss), their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and the absence of (or the inclusion of limited) footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Unaudited Financial Statements, for the absence of footnotes or the inclusion of limited footnotes and subject to normal year-end audit adjustments (which would not be material in amount)) and (iii) that are required to be included in the Proxy Statement/Registration Statement, when delivered by the Company for inclusion in the Proxy Statement/Registration Statement for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as such date, and, with respect to the Audited Financial Statements have been (or will be prior to the filing of the Proxy Statement/Registration Statement with the SEC) audited by a Public Company Accounting Oversight Board qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

(c)   Attached as Section 3.6(c) of the Company Disclosure Letter are copies of:

(i)   the audited balance sheets of the Egencia Subsidiaries as of and for the fiscal years ended December 31, 2020 and December 31, 2019, and the related statements of operations, comprehensive income, changes in parent’s equity and cash flows for the years then ended, and the related notes to the such financial statements (the “Audited Egencia Financial Statements”);

(ii)   the unaudited balance sheets of the Egencia Subsidiaries as of and for the three-month period ended March 31, 2021, and the related unaudited statements of operations, statements of comprehensive income, statements of changes in parent’s equity, statements of cash flows and the related notes thereto (the “Q1 Egencia Financial Statements”);

(iii)   the unaudited balance sheets of the Egencia Subsidiaries as of and for the six-month period ended June 30, 2021, and the related unaudited statements of operations, statements of comprehensive income, statements of changes in parent’s equity, statements of cash flows and the related notes thereto (the “Q2 Egencia Financial Statements”); and

(iv)   the unaudited balance sheets of the Egencia Subsidiaries as of and for the nine-month period ended September 30, 2021, and the related unaudited statements of operations, statements of comprehensive income, statements of changes in parent’s equity, statements of cash flows and the related notes thereto (together with the Q1 Egencia Financial Statements and the Q2 Egencia Financial Statements, the “Unaudited Egencia Financial Statements” and, together with the Audited Egencia Financial Statements, the “Egencia Financial Statements”).

(d)   The Egencia Financial Statements (i) fairly present, in all material respects, the financial condition of the Egencia Subsidiaries (taken as a whole) as at the respective dates thereof, and the results of their operations, their consolidated comprehensive income (loss), their consolidated changes in stockholders’ equity (with respect to the Audited Egencia Financial Statements) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Egencia Financial Statements, to normal year-end adjustments and the absence of (or the inclusion of limited) footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes and schedules thereto and, in the case of the Unaudited Egencia Financial Statements, for the absence of footnotes or the inclusion of limited footnotes and subject to normal year-end audit adjustments (which would not be material in amount)) and (iii) that are required to be included in the Proxy Statement/Registration Statement, when delivered by the Company for inclusion in the Proxy Statement/Registration Statement for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable accounting requirements and, with respect to the Audited Egencia Financial Statements have been audited in accordance with the American Institute of Certified Public Accountants.

(e)   Except (i) as reflected and reserved against on the Financial Statements or the Egencia Financial Statements, (ii) as incurred in the ordinary course of business since the most recent consolidated balance sheet in the Financial Statements and the Egencia Financial Statements, (iii) as incurred in connection with this Agreement or the Transaction Documents or the Transactions, (iv) that will be discharged or paid off prior to or at the Closing, (v) for Liabilities that are not required to be reflected or reserved for on a consolidated balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, or (vi) as disclosed in Section 3.6(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any material Liabilities.

(f)   The Company and its Subsidiaries maintain a system of internal accounting controls over financial reporting that applies to the business of the Company and its Subsidiaries and is sufficient to provide reasonable assurance regarding the reliability of the Company’s and its consolidated Subsidiaries’ financial reporting and preparation of financial statements in accordance with GAAP: (i) that all transactions are executed in accordance with management’s general or specific authorization and (ii) that all transactions are recorded as necessary to permit preparation of the financial statements of the business of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability for assets. Each of the Financial Statements and the Egencia Financial Statements have been prepared from, and are consistent in all material respects with, the books and records of, in the case of the Financial Statements, the Company and its Subsidiaries (excluding the Egencia Subsidiaries), and in the case of the Egencia Financial Statements, the Egencia Subsidiaries. No director, officer, or, to the knowledge of the Company, auditor or accountant of any of the Company or its Subsidiaries has received or otherwise had or obtained knowledge of (x) any material weakness or significant deficiency regarding the accounting or auditing practices, procedures, internal controls, methodologies or methods of the Company or any of its Subsidiaries which has not been remedied, (y) any fraud that involves any director, officer or employee of the Company or any of its Subsidiaries who has a role in the preparation of financial statements or the internal accounting controls utilized by the Company or its Subsidiaries, or (z) any written claim or written allegation regarding any of the foregoing. To the knowledge of the Company, there are no fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of the Company or any of its Subsidiaries.

(g)   The accounts and notes receivable shown on the Financial Statements and the Egencia Financial Statements represent amounts receivable in respect of bona fide transactions. Such accounts and notes receivable have been recorded in accordance with GAAP, are collectible in the ordinary course of business and are not subject to any set-off or counterclaim, other than as specifically reflected in the Financial Statements or the Egencia Financial Statements, as applicable, or, in the case of the Financial Statements, as would not be material to the Company and its Subsidiaries (excluding the Egencia Subsidiaries) (taken as a whole), or in the case of the Egencia Financial Statements, as would not be material to the Egencia Subsidiaries (taken as a whole). Any accounts payable of the Company and its Subsidiaries that have become due have been paid in the ordinary course of business. No extension of payment terms has been agreed with any creditor in relation to any accounts payable.

Section 3.7   Absence of Certain Developments.

(a)   From September 30, 2021 to the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business in the ordinary course of business consistent with past practice, except in connection with the execution and delivery of this Agreement and the Transaction Documents and the consummation of the Transactions; and (ii) have not taken any action that would require the consent of Acquiror pursuant to clause (ii), (iii), (vii), (viii), (xi) or (xvi) of Section 5.1(b) if such action had been taken after the date hereof.

(b)   From September 30, 2021 to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 3.8   Company Specified Contracts.

(a)   Section 3.8(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of all outstanding Contracts (other than Company Benefit Plans and Real Property Leases), of the following types to which the Company or any of its Subsidiaries are a party to or bound:

(i)   any Contract (A) with a Company Material Supplier, (B) with a Company Material Customer or (C) for the purchase, lease or sale of supplies, products or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one (1) year and involved expenditures in excess of $8,000,000 during the calendar year ended December 31, 2019 (other than Contracts with travel suppliers and travel-related service providers);

(ii)   any material Contract concerning a partnership, joint venture or similar agreement involving a sharing of profits or expenses (except for franchise, distributorship, network partner, sales agency or other similar Contracts);

(iii)   any Contract under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness in excess of $5,000,000 or under which the Company or any of its Subsidiaries has become subject to a Lien (other than Permitted Liens) on any of its assets, tangible or intangible;

(iv)   any Contract for the advancement or loan of any cash or other property with a value in excess of $500,000 to any of its shareholders, directors or employees;

(v)   any Contract that is material to the Company and its Subsidiaries (taken as a whole) (A) containing covenants relating to the operation of the business of the Company and its Subsidiaries that would prohibit or materially restrict the ability of the Company or any of its Subsidiaries from competing in any line of business in any geographical region or with any Person, (B) providing for “exclusivity” or any similar requirement in favor of any other Person, (C) granting “most favored nation” or similar status to any other Person, (D) containing a non-solicitation or non-hire provision (other than customary non-solicitation and non-hire restrictions in favor of the Company’s or its Subsidiaries’ customers and consultants in the ordinary course of business consistent with past practice) or (E) granting to the counterparty any rights of first refusal, first negotiation, first offer or similar right, except in the case of clauses (B), (C), (D) and (E) as would not be material to the business of Company and its Subsidiaries (taken as a whole);

(vi)   any Contract entered into since January 1, 2019, for the acquisition or sale of any of the assets (where such assets constitute a material amount of the assets of the Company and its Subsidiaries, taken as a whole), equity securities or lines of the business of the Company and its Subsidiaries having an aggregate book value in excess of $3,000,000 individually or in the aggregate or under which the Company or any of its Subsidiaries has any ongoing obligations or Liabilities (including any indemnification, “earn-out” or other payment obligations) that would be material to the Company and its Subsidiaries, taken as a whole;

(vii)   any Contract with Airlines Reporting Corporation or International Airlines Travel Agent Network or a trade association, in each case, to the extent such Contract is material to the business of the Company or any of its Subsidiaries and necessary to the conduct of the business of the Company or its Subsidiaries in a particular jurisdiction;

(viii)   (A) any license or licensing agreement or other Contract under which the Company or any of its Subsidiaries is permitted to use any third party Intellectual Property that is material to the Company and its Subsidiaries taken as a whole (other than (x) Contracts with respect to Off-the Shelf Software, (y) Contracts with travel suppliers and travel-related service providers in which the grant of rights to use Intellectual Property is incidental to the Contract as a whole and (z) Contract captured by prongs (C) or (D) of this Section 3.8(a)(viii)) which involves aggregate payments for the 12-month period ended December 31, 2020 in excess of $5,000,000, (B) any license or licensing agreement or other Contract that is material to the Company and its Subsidiaries (taken as a whole) under which any third party is permitted to use any Company Owned Intellectual Property, including any Company Software (other than non-exclusive licenses granted to customers of the Company or any of its Subsidiaries in the ordinary course of business) which involves aggregate revenues for the 12-month period ended December 31, 2020 in excess of $5,000,000, (C) any material Software or Company IT Systems services agreement, such as an agreement for Software, data centers, or hosting or maintenance of Software (other than Contracts with respect to Off-the-Shelf Software) which involves aggregate payments for the 12-month period ended December 31, 2020 in excess of $5,000,000, or (D) certain other Intellectual Property, Software or Company IT Systems services agreements that are listed on Section 3.8(a)(viii) of the Company Disclosure Letter;

(ix)   any Contract relating to capital expenditure obligations of the Company or any of its Subsidiaries which exceed $6,000,000 in the aggregate;

(x)   any Contract involving any resolution or settlement of any actual or, to the knowledge of the Company, threatened (in writing) Action entered into since January 1, 2019, which (A) required or requires payment by the Company or any of its

Subsidiaries in excess of $5,000,000 or (B) imposes continuing obligations on the business of the Company or any of its Subsidiaries that are material thereto (taken as a whole);

(xi)   any Affiliate Contract; and

(xii)   any Contract which contains a legally binding commitment to enter into any Contract of the type described in the foregoing clauses (i) through (xi).

All Contracts of the type described in the foregoing clauses (i) through (xii) are, collectively, the “Company Specified Contracts.”

(b)   The Company (or its Representatives) has made available to Acquiror copies of all Company Specified Contracts (including any material amendments, modifications and supplements thereto), in each case, as in effect as of the date of this Agreement. With respect to each Company Specified Contract, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Contract is in material breach thereof or material default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a material breach or material default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party to such Contract, (ii) neither the Company nor any of its Subsidiaries has received written notice of any material default or event that with notice or lapse of time, or both, would constitute a material default by the Company or any of its Subsidiaries under any of the Company Specified Contracts, (iii) except as set forth on Section 3.8(b) of the Company Disclosure Letter, or where such cancellation or termination is in the ordinary course of business, none of the Company Specified Contracts have been canceled or otherwise terminated, and neither the Company nor any of its Subsidiaries has received any written notice from any counterparty to such Company Specified Contract that it intends to cancel or terminate such Company Specified Contract and (iv) there is no pending or, to the knowledge of the Company, threatened (in writing) material dispute or material disagreement involving the Company or any of its Subsidiaries under, any of the Company Specified Contracts. Except as set forth on Section 3.8(b) of the Company Disclosure Letter or to the extent any such Company Specified Contract has expired or has been terminated in accordance with its terms (as set forth on Section 3.8(b) of the Company Disclosure Letter), each Company Specified Contract is in full force and effect and constitutes a legal, valid and binding obligation of the Company or its applicable Subsidiary, and, to the knowledge of the Company, each other party thereto, and is enforceable by the Company or such applicable Subsidiary and, to the knowledge of the Company, each other party thereto, in accordance with its terms, subject in each case to the Bankruptcy and Equity Exception.

Section 3.9   Intellectual Property.

(a)   Section 3.9(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all registered Trademarks and pending Trademark applications, all pending Patent applications and all Domain Names that are owned by the Company or any of its Subsidiaries (collectively, “Company Registered Intellectual Property”), indicating for each item (i) the current owner (ii) the jurisdiction where the application or registration is filed (as applicable) and (iii) the application and registration number (as applicable). All registered Trademarks included in the Company Owned Intellectual Property are subsisting and, to the knowledge of the Company, valid and enforceable. All Patent applications and Trademark applications included in the Company Owned Intellectual Property listed on Section 3.9(a) of the Company Disclosure Letter are pending and in good standing without challenge of any kind. All filings have been made with, and all fees have been paid to, all Governmental Entities and domain name registrars to the extent due and necessary to prosecute and maintain the applications and registrations included in the Company Owned Intellectual Property that are material to the business of the Company.

(b)   Each item of Intellectual Property that is used or held for use by the Company is either (i) owned solely by the Company or any of its Subsidiaries, free and clear of any Liens (other than Permitted Liens), (ii) licensed to the Company or any of its Subsidiaries pursuant to a written license, or (iii) in the case of Domain Names which require local presence, owned solely by the Company or any of its Subsidiaries but registered in the name of a local party for the benefit of the Company or any of its Subsidiaries.

(c)   Since January 1, 2019, the operation of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated any third party’s Intellectual Property rights in any material respects. The operation of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any third party’s Intellectual Property rights in any material respect. No claims (i) challenging the validity, enforceability, effectiveness or ownership by the Company or any of its Subsidiaries of any of the Company Owned Intellectual Property or (ii) that the operation of the business of the Company and its Subsidiaries, including the sale or license of Company Products, infringes, misappropriates, or otherwise violates any third party’s Intellectual Property rights have been asserted against the Company or any of its Subsidiaries in writing or, to the knowledge of the Company, are threatened by any Person.

(d)   To the knowledge of the Company, since January 1, 2019, no third party has infringed, misappropriated or otherwise violated rights of the Company or any of its Subsidiaries in the Company Owned Intellectual Property in a manner that was or is material to the business of the Company and its Subsidiaries, taken as a whole.

(e)   All current and former employees and contractors of the Company and any of its Subsidiaries who have developed or contributed to a portion of, or otherwise would have rights in or to, any Company Owned Intellectual Property for the benefit of the Company or any of its Subsidiaries and that is material to the business of the Company and its Subsidiaries (taken as a whole) have done so pursuant to an enforceable agreement (or equivalent provision by operation of Law) that validly and irrevocably assigns to the Company or any of its Subsidiaries ownership of such party’s rights in and to such Company Owned Intellectual Property. No such current or former employees, or current or former contractors, have any right to payment with respect to the use of, or interest in, any Company Owned Intellectual Property, other than with respect to ongoing salary or bonus payments to employees or fees payable to contractors under the terms of the applicable Contract or Law which either (i) are not past due or (ii) with respect to which the failure to pay would not alter the Company’s or any of its Subsidiaries’ ownership in or use of any Company Owned Intellectual Property.

(f)   The Company and each of its Subsidiaries have taken commercially reasonable measures to protect the proprietary nature of the Source Code and Trade Secrets included in the Company Owned Intellectual Property, including by taking commercially reasonable measures to maintain the confidentiality thereof. Neither the Company nor its Subsidiaries are using any Company Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Company Owned Intellectual Property.

(g)   No Company Software contains or is derived from any Source Code that is subject to the provisions of any open source Software license that (i) requires, or conditions the use or distribution of such Company Software on the disclosure, licensing or distribution of any Source Code for any portion of such Company Software or (ii) otherwise imposes any material limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute such Company Software.

(h)   Section 3.9(h) of the Company Disclosure Letter contains a true and complete list of the material Company Software and identifies with respect to such Company Software all other material Software (i) incorporated in or distributed or licensed with such Company Software or (ii) necessary for the maintenance or support of such Company Software (other than Off-the-Shelf Software).

(i)   Neither the Company nor any of its Subsidiaries has disclosed, delivered, licensed or otherwise made available, or has an obligation (whether contingent or otherwise) to disclose, deliver, license or otherwise make available any Source Code for the Company Software to any Person other than employees of the Company or its Subsidiaries on a need-to-know basis pursuant to valid and binding confidentiality and use restrictions.

(j)   To the knowledge of the Company, there has been no unauthorized disclosure of or access to the Source Code for any Company Software, other than as expressly required by applicable Law, which would be material to the operation of the business of the Company and its Subsidiaries, taken as a whole.

(k)   All Company Software (i) complies, in all material respects, with all applicable Laws and (ii) conforms in all material respects to all applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), representations and claims in advertising and marketing materials and applicable specifications, user manuals, training materials and other related documentation.

Section 3.10   Data Privacy and Cybersecurity.

(a) The Company IT Systems do not contain any malware that would reasonably be expected to materially interfere with the ability of the Company and its Subsidiaries to conduct the business of the Company, taken as a whole, or present a risk that is material to the Company and its Subsidiaries, taken as a whole, of unauthorized access, Use, corruption, destruction or loss of any Personal Information or other non-public information.

(b)   The Company IT Systems are reasonably sufficient for the current needs of the Company and its Subsidiaries, including as to capacity, scalability and ability to process current peak volumes in a timely manner.

(c)   The Company and its Subsidiaries have implemented, maintained and tested commercially reasonable written information security, business continuity and backup and disaster recovery plans and procedures. Since January 1, 2019, (i) there has been no material failure, breakdown, persistent substandard performance, unauthorized access or Use, bug or virus or other material event with respect to any of the Company IT Systems; (ii) neither the Company nor its Subsidiaries have been notified in writing by any third Person (including pursuant to an audit of the business of the Company and its Subsidiaries by such third Person) of, nor does the Company have any knowledge of, any data security, information security or other technological deficiency with respect to the Company IT Systems; and (iii) there has been no unauthorized access to Personal Information maintained by or on behalf of the Company and its Subsidiaries, in each case of (i), (ii) and (iii), that has caused or could reasonably be expected to cause any material disruption to the conduct of the business of the Company and its Subsidiaries, taken as a whole, or present a material risk of unauthorized access, Use, corruption, destruction or loss of any Personal Information or other non-public information. No material Company Software contains any bug, defect or error that could reasonably be expected to materially adversely affect the value, functionality or performance of such Company Software.

(d)   Since January 1, 2019, (i) privacy statements regarding the Use of the Personal Information of individuals who are visitors to the websites or mobile applications of the Company and its Subsidiaries (“Company Privacy Statements”) have been and are posted and accessible to individuals on each website or mobile application of the Company and its Subsidiaries; and (ii) the Company and its Subsidiaries have been and are in compliance in all material respects: (A) with all Data Protection Laws applicable to such Use and (B) with the Company Privacy Statements, PCI DSS and contractual requirements that apply to such Use.

(e)   Since January 1, 2019, the Company and its Subsidiaries have complied in all material respects with Data Protection Laws, including through the implementation and ongoing monitoring of appropriate written policies, logs, Contracts and procedures, including by safeguarding all transfers of personal data to and from third parties located outside the European Economic Area or the United Kingdom by way of a valid data transfer mechanism under Data Protection Laws. The Company and its Subsidiaries maintain accurate and up-to-date records of all their Personal Information processing activities which comply in all material respects with Data Protection Laws.

(f)    Since January 1, 2019, neither the Company nor its Subsidiaries nor any third Person working on behalf of any of them, has:

(i)   received any material written claims, notices or complaints regarding such Person’s Use of any Personal Information in the possession or control of the Company or its Subsidiaries;

(ii)   received any material written claims, notices or complaints alleging a violation of any individual’s privacy, personal or confidentiality rights under the Company Privacy Statements or otherwise from any Person, including the Federal Trade Commission, any similar foreign bodies, or any other Governmental Entity; or

(iii)   suffered any actual or suspected material Security Incident with respect to Personal Information.

(g)   Neither this Agreement nor the Transactions will violate the Company Privacy Statements or applicable Law, and all Personal Information collected by the Company and its Subsidiaries or any third Person working on behalf of any of them from visitors to its or their websites or mobile applications is subject to such Company Privacy Statements.

Section 3.11   Insurance.

(a)   Section 3.11(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of the material insurance programs maintained by or for the benefit of the Company and its Subsidiaries as of the date of this Agreement (the “Company Insurance Policies”), each of which has been made available to Acquiror. Except for claims that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, there have been no claims made under the Company Insurance Policies.

(b)   All the Company Insurance Policies are in full force and effect and, to the knowledge of the Company, are enforceable against the insurers named therein (subject to the Bankruptcy and Equity Exception), and all premiums that are due and payable with respect thereto have been paid in full. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation, non-renewal or reduction in coverage with respect to any of the Company Insurance Policies. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach or default (including with respect to the payment of premiums) with respect to the terms and conditions of any Company Insurance Policy, and, to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under any Company Insurance Policy. The limits of each Company Insurance Policy remain fully available, without any exhaustion or erosion, and there is no material claim pending under any Company Insurance Policy as to which coverage has been questioned, denied or disputed (other than a customary reservation of rights) by the applicable insurer of any Company Insurance

Policy as of the date of this Agreement. All claims under any Company Insurance Policy have been properly and timely noticed, tendered or reported to the applicable insurer.

Section 3.12   Litigation and Proceedings. There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, any of its or their respective officers or directors (in their capacities as such) or any of its or their respective properties or assets that would, in each case, individually or in the aggregate, reasonably be expected to (a) be material to the Company and its Subsidiaries, taken as a whole or (b) prevent, materially impair or materially delay (i) the ability of the Company to perform its obligations under this Agreement or the Transaction Documents to which it is or will be a party, or (ii) the consummation of the Transactions. Neither the Company nor any of its Subsidiaries is subject to any outstanding material Order. There is no pending or, to the knowledge of the Company, threatened material investigation by any Governmental Entity relating to the Company or any of its Subsidiaries or its or their respective properties or assets, that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no pending or threatened material Action by the Company or any of its Subsidiaries against any third party.

Section 3.13   Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to (a) be material to the Company and its Subsidiaries, taken as a whole, or (b) prevent, materially impair or materially delay (i) the ability of the Company to perform its obligations under this Agreement or the Transaction Documents to which it is or will be a party, or (ii) the consummation of the Transactions, the Company and its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Laws. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice or other written communication (official or otherwise) from any Governmental Entity (x) with respect to an alleged, actual or potential violation of, or failure to comply with, any applicable Law by the Company or any of its Subsidiaries or (y) requiring the Company or any of its Subsidiaries to take or omit to take any action to ensure compliance with any applicable Law, in either case of the foregoing clauses (x) and (y), which violation or failure to comply would, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.

Section 3.14   Permits. All material approvals, filings, permits, registrations, notifications, authorizations, exemptions, clearances, certifications and licenses issued or granted by Governmental Entities (collectively, “Company Business Permits”) that are necessary to own or lease, operate and use its assets and properties, or lawfully conduct the business of the Company and its Subsidiaries, in all material respects, as presently owned, leased, operated, used or conducted are in full force and effect, and are being complied with, and, since January 1, 2019, have been complied with in all material respects. No Action is pending or, to the knowledge of the Company, threatened, that would reasonably be expected to result in the termination, revocation, cancellation, suspension, withdrawal or modification in any material adverse respect of any such Company Business Permit or the imposition of any material fine, penalty or other sanction on the Company or any of its Subsidiaries for violation of any applicable Company Business Permit.

Section 3.15   Environmental Matters.

(a)   Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(i)   each of the Company and its Subsidiaries is in and, except for matters which have been fully resolved, has been in material compliance with all applicable Environmental Laws;

(ii)   each of the Company and its Subsidiaries (A) possesses all material Environmental Permits necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, each of which is valid, binding, and in full force and effect, with no Actions pending or, to the knowledge of the Company, threatened that seek the revocation, cancellation, suspension or materially adverse modification of any such Environmental Permit, and no Environmental Permit will terminate as a result of the Closing and (B) is in and, except for matters which have been fully resolved, has been in material compliance with all terms and conditions of such Environmental Permits;

(iii)   there are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries pursuant to Environmental Laws;

(iv)   neither the Company nor any of its Subsidiaries is subject to any material Order of any Governmental Entity pursuant to Environmental Laws that remains outstanding;

(v)   to the knowledge of the Company, there has been no Release of Hazardous Substances on any property currently or formerly leased or operated during each of the terms of any of the Company’s or any Subsidiary of the Company’s leases, in an amount and of a nature which has resulted or would reasonably be expected to result in a material violation of Environmental Laws, material Liability or a material Environmental Claim; and

(vi)   the Company and its Subsidiaries have not engaged in the Handling of Hazardous Substances except in material compliance with applicable Environmental Laws and in a manner that has not resulted in and is not reasonably likely to result in a material Environmental Claim.

(b)   The Company has provided to Acquiror all material written assessments, audits, investigations and sampling or similar reports in its possession relating to the environment or the presence or release of any Hazardous Substances at a property used by any of the Company or its Subsidiaries.

Section 3.16   Employee Benefit Plans.

(a)   Section 3.16(a) of the Company Disclosure Letter contains (i) a true and correct list identifying each material Company Benefit Plan other than (x) any statutory plan maintained by a Governmental Entity to which contributions are mandated by such Governmental Entity or otherwise by applicable Law and (y) any employment or individual service agreement or offer letter; and (ii) a list of other selected non-material Company Benefit Plans. For each material Company Benefit Plan required to be listed on Section 3.16(a) of the Company Disclosure Letter, the Company has made available to Acquiror a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable: (i) the most recent favorable determination or opinion letter from the IRS (or substantially comparable governmental correspondence relating to the tax-qualification of any such Non-U.S. Company Benefit Plan); and (ii) for any defined benefit pension plan, the most recently prepared actuarial report and financial statements.

(b)   Except as set forth on Section 3.16(b) of the Company Disclosure Letter, each Company Benefit Plan: (i) has been maintained, operated and administered in material compliance with its terms and any related documents or agreements and in material compliance with all applicable Law, (ii) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against any Company Benefit Plan or against the Company or any of its Subsidiaries or any fiduciary of any Company Benefit Plan that would reasonably be expected to result in material Liability to the Company and its Subsidiaries, (iii) there is no pending or, to the knowledge of the Company, threatened Action involving any Company Benefit Plan or any trust related thereto (other than routine claims for benefits) before any Governmental Entity or arbitrator that would reasonably be expected to result in material Liability to the Company and its Subsidiaries, (iv) except as would not have a material effect on the Company and its Subsidiaries, all contributions, reserves or premium payments required to be made or accrued with respect to each Company Benefit Plan have been timely made or accrued in accordance with GAAP, in each case based on the most recent data, and (v) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, and no event has occurred or condition exists that would reasonably be likely to adversely affect the tax-qualified status of each Company Benefit Plan.

(c)   Neither the Company nor its Subsidiaries, nor any of its or their ERISA Affiliates sponsors, maintains, contributes to (or has in the past six (6) years sponsored, maintained or contributed to) or has any actual or potential Liability with respect to, and no Company Benefit Plan is (i) a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA, (ii) a single employer plan or other pension plan subject to Title IV of ERISA, (iii) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No material liability under Title IV or Section 302 of ERISA has been incurred by the Company or any of its Subsidiaries (including as a result of being the ERISA Affiliate of another entity) that has not been satisfied in full, and no condition exists that presents a risk to the Company or any of its Subsidiaries (including as a result of being the ERISA Affiliate of another entity) of incurring any such liability, other than any liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(d)   Except as set forth on Section 3.16(d) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (i) entitle any current or former Company Employee or Company Independent Contractor to any payment, compensation or benefit from the Company or any of its Subsidiaries or under any Company Benefit Plan, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any current or former Company Employee or Company Independent Contractor under any Company Benefit Plan, (iii) require any contributions or payments by the Company or any of its Subsidiaries to fund any obligations under any Company Benefit Plan, (iv) limit or restrict the right to amend, terminate or suspend any Company Benefit Plan, or (v) result in any

“excess parachute payment,” as defined in Section 280G(b)(1) of the Code, being made to any current or former Company Employee or Company Independent Contractor. No current or former Company Employee or Company Independent Contractor is entitled under any Company Benefit Plan to receive any Tax gross-up payment as a result of any excise taxes imposed under Section 4999 or Section 409A of the Code.

(e)   Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Benefit Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Company Employee or Company Independent Contractor (other than coverage mandated by applicable Law or for a period that does not exceed eighteen (18) months pursuant to individual employment agreements or offer letters).

(f)   Each material Non-U.S. Company Benefit Plan (i) complies in all material respects with applicable Law, (ii) is funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, to the extent such Non-U.S. Company Benefit Plan is intended or required to be funded and/or book reserved, (iii) has been registered (to the extent required), and has been maintained in good standing in all material respects, with the applicable Governmental Entity having jurisdiction with respect to such Non-U.S. Company Benefit Plan, and (iv) if intended to qualify for special Tax treatment, meets all material requirements for such treatment.

(g)   During the six (6) years prior to the date of this Agreement, other than as would not result in any material liability to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries in the United Kingdom has ever:

(i)   been an employer in relation to or participated in a pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993; or

(ii)   been an “associate” of or “connected” with (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any person who is or has been an employer in relation to a pension scheme to which section 32, 43, 47 or 58 of the United Kingdom Pensions Act 2004 applies.

(h)   Section 3.16(h) of the Company Disclosure Letter lists the most recent actuarial valuation of the UK Hogg Robinson (1987) Pension Scheme, a true and complete copy of which the Company (or its Representatives) has made available to Acquiror. No contribution notice or financial support direction under the Pensions Act 2004 has been issued (or threatened to be issued) to the Company or any of its Affiliates in respect of the UK Hogg Robinson (1987) Pension Scheme, and all contributions in respect of the UK Hogg Robinson (1987) Pension Scheme have been paid at the rates set out in the most recent schedule of contributions or the most recent payment schedule.

(i)   No notices, fines, or other sanctions have been issued by any Governmental Entity in respect of any Non-U.S. Company Benefit Plans that are pension plans.

Section 3.17   Labor Matters.

(a)   The Company and each of its Subsidiaries is, and for the last three (3) years has been, in compliance in all respects with all applicable Laws and any Collective Bargaining Agreements relating to the Company Employees, except where the failure to so comply would not result in a material Liability to the Company and its Subsidiaries.

(b)   Except as set forth in Section 3.17(b) of the Company Disclosure Letter, to the knowledge of the Company, there are no, and since January 1, 2019, there have not been any, actual or threatened material organizational campaigns, petitions or other unionizing activities involving any of the Company Employees and neither the Company nor any of its Subsidiaries is, or has been since January 1, 2019, subject to any strikes, material work stoppages or material labor disputes, or, to the knowledge of the Company, threatened, against or affecting the Company Employees.

(c)   The Company is not, and has not been, subject to any Collective Bargaining Agreements in the United States. To the knowledge of the Company, there is no, and since January 1, 2019 there has not been any, material unfair labor practice, slowdown, picketing, complaint, corporate or publicity campaign or other material labor dispute pending or threatened against the Company or its Subsidiaries.

(d)   Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act that remains unsatisfied.

(e)   The Company and each of its Subsidiaries have satisfied any pre-signing legal or contractual requirement (in each case, if any) to provide notice to, or to enter into any consultation procedure with, any Employee Representative, which is representing any Company Employee, in connection with the execution of this Agreement and shall discharge prior to Closing any such requirement in respect of the Transactions.

Section 3.18   Tax Matters.

(a)   All material income and other Tax Returns that were required to be filed by the Company and its Subsidiaries have been duly and timely filed, and all such Tax Returns were true, correct and complete in all material respects. All material income and other Taxes of the Company and its Subsidiaries (whether or not shown as due on such Tax Returns) have been duly and timely paid.

(b)   The most recent balance sheet in the Financial Statements reflects an adequate reserve for all material Taxes payable by the Company and its Subsidiaries accrued through the date of the most recent balance sheet in the Financial Statements, and such reserve, as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company and its Subsidiaries in filing Tax Returns, shall reflect all material Taxes payable by the Company and its Subsidiaries accrued through the Closing Date, as determined as of the Closing Date.

(c)   There are no Liens for Taxes (other than Permitted Liens) upon any assets of the Company or its Subsidiaries. The Company and its Subsidiaries have duly and timely deducted or withheld all material Taxes required to be deducted or withheld and have paid to the appropriate Governmental Entities all such deducted or withheld amounts in accordance with applicable Law.

(d)   (i) No material Tax or Tax Return of the Company or any its Subsidiaries is the subject of any audit, examination or investigation by any Governmental Entity or otherwise the subject of any Action, (ii) there is no material dispute or claim pending with any Governmental Entity concerning any Tax Liability of the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries has received any written notice of any threatened material dispute or claim with respect to any Tax Liability of the Company or any of its Subsidiaries and (iv) there is no material written claim against the Company or any of its Subsidiaries by any Governmental Entity in a jurisdiction where such entity does not file a particular type of Tax Return (or pay or collect a particular type of Tax imposed by that jurisdiction) that such entity is or may be subject to an obligation to file such type of Tax Return (or pay or collect such type of Tax).

(e)   Neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or similar Contract (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes) or has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (ii) has been a member of an Affiliated Group filing a consolidated, combined, unitary, group or similar Tax Return other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries or (iii) has any material Liability for the Taxes of any other Person other than Taxes of the Company and its Subsidiaries.

(f)   Neither the Company nor any of its Subsidiaries will be required to include for Tax purposes in a taxable period ending after the Closing Date a material amount of taxable income, or exclude for Tax purposes any material item of deduction, attributable to income that accrued for Tax purposes in a Pre-Closing Tax Period but was not recognized in such period as a result of open transaction treatment, the installment method of accounting, the completed contract method of accounting, Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Law), Section 965 of the Code, intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), or as a result of prepaid amounts or deferred revenue received during a Pre-Closing Tax Period.

(g)   Each of the Company and its Subsidiaries has maintained in all material respects, with respect to transfer pricing, proper intercompany agreements and concurrent and supporting documentation as required under applicable Law to the extent relating to material Taxes with respect to material intercompany transactions.

(h)   Each of the Company and its Subsidiaries has, in all material respects, (i) collected all sales and use Taxes required to be collected under applicable Law and has remitted such amounts to the appropriate Governmental Entity and (ii) timely and properly collected and maintained all resale certificates, exemption certificates and other documentation required to qualify for any exemption from the collection of sales Taxes under applicable Law.

(i)   There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries for any taxable period (except for such agreements for which the applicable statutory period of limitations (after giving effect to any extension or waiver) has already expired), and no request for any such waiver or extension made by any Governmental Entity is currently pending.

(j)   Within the past two (2) years, neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in a distribution intended to qualify under Section 355 or Section 361 of the Code.

(k)   Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or similar provisions of state, local or non-U.S. Law).

(l)   No Taxes of the Company or any of its Subsidiaries (including the employer and employee portion of any payroll Taxes) have been deferred under the CARES Act or under similar provisions of applicable Law. Neither the Company nor any of its Subsidiaries has applied for or received any “Paycheck Protection Program” payments or other loans, grants or similar financial assistance in connection with the CARES Act or under similar provisions of applicable Law, and has not claimed any employee retention credit under the CARES Act or under similar provisions of applicable Law.

(m)   For U.S. federal income tax purposes, the Company is, and has been since its formation, classified as a partnership.

Section 3.19   Affiliated Transactions. None of the shareholders, employees, officers or directors of the Company or any of its Subsidiaries, any member of their respective immediate families or any Affiliate of any of the foregoing is a party to any Contract or material transaction with any of the Company or its Subsidiaries, other than (i) this Agreement and the Transaction Documents and Contracts entered into in connection with the Transactions, (ii) the Organizational Documents of the Company and its Subsidiaries, (iii) Contracts solely between or among the Company and/or its Subsidiaries, (iv) immaterial Contracts that are both (x) unrelated to Alder’s ownership of Company Capital Stock, to the supply, marketing or distribution of travel products and services, or to payments products and services and (y) entered into in the ordinary course of business involving payments made on an arm’s-length basis during the course of any calendar year not in excess of $3,000,000, and (v) Company Benefit Plans and other compensation arrangements with directors, officers or employees of the Company and its Subsidiaries in the ordinary course of business (an “Affiliate Contract”).

Section 3.20   Anti-Corruption.

(a)   The Company and its Subsidiaries have for the past five (5) years, maintained adequate and appropriate written policies and procedures requiring that Relevant Persons of the Company and its Subsidiaries conduct their businesses in conformity with Anti-Corruption Laws, Global Trade Laws and Regulations and Anti-Money Laundering Laws. Except as set forth in Section 3.20(a) of the Company Disclosure Letter, neither the Company nor its Subsidiaries nor any of their respective Relevant Persons has been notified of an investigation for the past five (5) years, or is, to the knowledge of the Company, subject to a pending investigation, in relation to any applicable Law, including Anti-Money Laundering Laws, Anti-Corruption Laws and Global Trade Laws and Regulations by any Governmental Entity, or, for the past five (5) years, has engaged in any violation of any Anti-Money Laundering Laws, Anti-Corruption Laws or Global Trade Laws and Regulations.

(b)   Neither the Company nor any of its Subsidiaries, nor any of its or their respective Relevant Persons, is or has, in the last five years:

(i)   violated, or directed any third party to perform any activity that would violate, any Anti-Corruption Laws, nor to the knowledge of the Company, offered, paid, promised to pay or authorized the payment of any money, or offered, given, promised to give, authorized the giving of anything of value, received or solicited (or, in each case, directed any third party to take such action) to or from any government official or to or from any Person under circumstances such that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Person or Governmental Entity: (A) for the purpose of (1) influencing any act or decision of a government official in their official capacity, (2) inducing a government official to do or omit to do any act in violation of their lawful duties, (3) securing or retaining any improper advantage, (4) inducing a government official to influence or affect any act or decision of any Governmental Entity or (5) assisting the Company, any of its Subsidiaries or any of their respective Relevant Persons or Representatives, in obtaining or retaining business for or with, or directing business to, the Company, any of its Subsidiaries or their respective Relevant Persons or Representatives, or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful means of obtaining business, or any unlawful advantage;

(ii)   (A) conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Anti-Corruption Law or (B) to the knowledge of the Company, been the subject of current, pending or threatened investigation, inquiry or enforcement proceedings for alleged violations of Anti-Corruption Laws, or otherwise received any notice, request or citation for any actual or potential non-compliance with any Anti-Corruption Law; or

(iii)   used any funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity.

(c)   With respect to Company Government Contracts:

(i)   except as set forth in Section 3.20(c)(i) of the Company Disclosure Letter, there are no material Actions against the Company or any of its Subsidiaries with respect to any material Company Government Contract;

(ii)   neither the Company nor any of its Subsidiaries is in material violation of any Law with respect to its services under any material Company Government Contract to which it is a party; and

(iii)   there is no material Action pending nor, to the knowledge of the Company, threatened against the Company, its Subsidiaries, its or their respective predecessors or any of its or their respective officers or employees with regard to services performed by the Company or its Subsidiaries under any material Company Government Contract under the U.S. Federal Criminal or Civil False Claims Acts, the U.S. False Statements Act, the U.S. Major Fraud Act or the U.S. Procurement Integrity Act, the U.S. Federal Acquisition Regulations, or the U.S. Defense Federal Acquisition Supplement.

(d)   (i) The Company and its Subsidiaries are not, and none of their respective Relevant Persons are currently or have, for the past five (5) years, been a Restricted Party or located, organized or resident in a Restricted Country, (ii) except as set forth in Section 3.20(d)(ii) of the Company Disclosure Letter, for the past five (5) years none of the Company, its Subsidiaries or any of their respective Relevant Persons (1) has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Global Trade Laws and Regulations or Anti-Corruption Laws, (2) been the subject of current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Global Trade Laws and Regulations, or (3) violated or received any notice, request or citation for any actual or potential material non-compliance with Global Trade Laws and Regulations, (iii) for the past five (5) years, neither the Company nor any of its Subsidiaries nor any of their respective Relevant Persons has engaged in any dealings or transactions in or with or to the benefit of a Restricted Party or Restricted Country, nor is the Company or any of its Subsidiaries currently engaged in any such activities, in violation of any Global Trade Laws or Regulations and (iv) the Company and its Subsidiaries and their respective Relevant Persons have obtained all applicable material import and export licenses and all other necessary and material licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, and all necessary and material registrations and filings required under applicable Global Trade Laws and Regulations.

(e)   Neither the Company nor any of its Subsidiaries nor any of their respective Relevant Persons has:

(i)   violated any Anti-Money Laundering Laws (or instructed any third party to perform any activity that would violate Anti-Money Laundering Laws); or

(ii)   (A) conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Anti-Money Laundering Laws or (B) been the subject of current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Anti-Money Laundering Laws, or received any notice, request or citation for any actual or potential non-compliance with any Anti-Money Laundering Laws.

Section 3.21   Company Material Suppliers. Section 3.21 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and correct list of the top twenty (20) largest suppliers in the aggregate across air, car, hotel and rail supply to the business of the Company and its Subsidiaries (as measured by the revenues earned by the Company and its Subsidiaries on a consolidated basis during the calendar year ended December 31, 2019) (the “Company Material Suppliers”). From the period of January 1, 2019 to the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice from any of the Company Material Suppliers that such Company Material Supplier will terminate, materially limit the content to which the business of the Company and its Subsidiaries has access or cancel its business relationship with the Company or its applicable

Subsidiary or will increase by more than 20% the price charged by such supplier in a manner that does not involve a contractual modification, and, to the knowledge of the Company, no such Company Material Supplier has threatened to take any of the foregoing actions.

Section 3.22   Company Material Customers. Section 3.22 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and correct list of the top twenty (20) largest customers of the business of the Company and its Subsidiaries (as measured by the revenues earned by the Company and its Subsidiaries on a consolidated basis during the calendar year ended December 31, 2019) (the “Company Material Customers”). From the period of January 1, 2019 to the date of this Agreement, none of the Company or its Subsidiaries has received written notice from any of the Company Material Customers that such Company Material Customer will terminate or materially adversely modify the nature or scope of its business relationship with the Company or its Subsidiaries and, to the knowledge of the Company, no Company Material Customer has threatened to take any of the foregoing actions.

Section 3.23   Brokers. Except as set forth on Section 3.23 of the Company Disclosure Letter, no broker, finder, investment banker or similar intermediary has acted for or on behalf of the Company or any of its Subsidiaries in connection with this Agreement or the Transactions, and no broker, finder, investment banker or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission or compensation in connection herewith based on any arrangement with the Company or any of its Subsidiaries or any action taken by any of them.

Section 3.24   Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company’s Subsidiaries in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act (in the case of the Registration Statement) and as of the date the Proxy Statement is first mailed to Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting (in the case of the Proxy Statement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.25   Real Property.

(a)   There is no Owned Real Property.

(b)   Section 3.25(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property, which list is true, correct and complete in all material respects. The Company and its Subsidiaries have delivered to Acquiror copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting the Company or any Subsidiary a right in and to the Leased Real Property by or to the Company and its Subsidiaries, including all material amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), which copies are true, correct and complete in all material respects, and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror. With respect to each Leased Real Property:

(i)   the applicable Real Property Lease is valid, binding and in full force and effect, and no notice of default or termination delivered to the Company or any Subsidiary by the counterparty to any Real Property Lease is outstanding beyond applicable cure periods;

(ii)   to the knowledge of the Company, none of the Company or any of its Subsidiaries or any other party to the applicable Real Property Lease is in material breach or default thereunder, and no event has occurred that, with the lapse of time or giving of notice or both, would constitute a material breach or a material default thereunder by the Company or any of its Subsidiaries or any other party thereto; and

(iii)   there are no Liens (other than Permitted Liens) encumbering the Company’s or any of its Subsidiaries’ interests in the applicable Real Property Lease, except as specifically set forth in Section 3.25(b) of the Company Disclosure Letter.

Section 3.26   Personal Property. Except for immaterial defects in title or leasehold interests that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or its applicable Subsidiaries have good and valid title to, or a valid leasehold interest in, all of the material tangible personal property held or used by the Company or its applicable Subsidiaries in the operation of its business, free and clear of all Liens (other than Permitted Liens), and such material tangible personal property is, in all material respects, in (a) functional operating condition and repair (normal wear and tear excepted) and (b) the condition necessary to continue the operation of the businesses of the Company and its Subsidiaries in the manner conducted immediately prior to the Closing.

Section 3.27   COVID-19. None of the Company or any of its Subsidiaries has sought material benefits or relief from any COVID-19-related programs (including the federal Paycheck Protection Program) or under any other COVID-19-related Laws (a) that are material to the Company and its Subsidiaries (taken as a whole) or (b) that impose material restrictions on the equityholders of the Company in connection with any such program or Laws.

Section 3.28   Egencia Representations. Notwithstanding anything to the contrary herein, the Egencia Representations, solely to the extent applicable to the Egencia Subsidiaries, are made to the knowledge of the Company and, except with respect to the representations and warranties of the Company set forth in Section 3.20, are made only with respect to the period from and after January 1, 2019.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as set forth in (a) any Acquiror SEC Filings filed or submitted on or prior to the date hereof (to the extent the qualifying nature of such disclosure is reasonably apparent from the content of such Acquiror SEC Filings and excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.1 (Organization and Organizational Power), Section 4.2 (Authorization; Valid and Binding Obligation), Section 4.3 (Capitalization of Acquiror), Section 4.7 (Absence of Certain Developments), Section 4.11 (Trust Account), and Section 4.20 (Brokers)) or (b) the disclosure letter delivered by Acquiror to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement, Acquiror represents and warrants to the Company as follows:

Section 4.1   Organization and Organizational Power. Acquiror (a) is duly organized and validly existing and in good standing under the Laws of its jurisdiction of incorporation (as such jurisdiction may change pursuant to the Domestication), (b) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently owned or conducted and (c) is duly qualified or licensed to do business, and is in good standing, as a foreign corporation or entity in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, license or good standing necessary, except in the case of this clause (c), where the failure to be so qualified, licensed or in good standing would not, (i) individually or in the aggregate, reasonably be expected to be material to Acquiror or (ii) have an Acquiror Material Adverse Effect. Acquiror is not in material violation of, or in default under, its Organizational Documents.

Section 4.2   Authorization; Valid and Binding Obligation.

(a)   Subject to receipt of the Acquiror Shareholder Approval, Acquiror has all requisite corporate or other power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Acquiror of this Agreement and the Transaction Documents to which it is a party, and the consummation of the Transactions, have been duly and validly authorized and approved by the Board of Directors of Acquiror and determined by the Board of Directors of Acquiror as advisable to Acquiror and the Acquiror Shareholders and made the Recommendation. No other corporate or other similar action on the part of Acquiror and no proceedings or approvals on its part is necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents by Acquiror and the consummation of the Transactions (other than the Acquiror Shareholder Approval). This Agreement has been, and on or prior to the Closing, the Transaction Documents to which Acquiror is contemplated hereby to be a party will be, duly and validly executed and delivered by Acquiror and assuming that this Agreement constitutes, and the Transaction Documents to which Acquiror is contemplated hereby to be a party will constitute, the legal, valid and binding obligation of each other party thereto, this Agreement constitutes, and such Transaction Documents to which Acquiror is contemplated hereby to be a party will constitute, a legal, valid and binding obligation of Acquiror, and is enforceable against Acquiror in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(b)   Assuming that a quorum (as determined pursuant to Acquiror’s Organizational Documents) is present, the affirmative vote of:

(i)   a majority of the votes cast by holders of Acquiror Common Stock, voting together as a single class, at the Acquiror Shareholders’ Meeting, with each share of Acquiror Common Stock entitling its holder to cast one (1) vote, is the only vote of any holders of Acquiror’s share capital necessary to approve each of the BCA Proposal, Issuance Proposal, Acquiror ESPP Proposal, Acquiror Incentive Plan Proposal and Unbundling Precatory Proposals;

(ii)   at least two-thirds of the votes cast by holders of Acquiror Common Stock, voting as a single class, at the Acquiror Shareholders’ Meeting, with each Acquiror Cayman Class A Ordinary Share entitling its holder to cast one (1) vote and each Acquiror Cayman Class B Ordinary Share entitling its holder to cast ten (10) votes, is the only vote of any holders of Acquiror’s share capital necessary to approve the Domestication Proposal; and

(iii)   at least two-thirds of the votes cast by holders of Acquiror Common Stock, voting as a single class, at the Acquiror Shareholders’ Meeting, with each share of Acquiror Common Stock entitling its holder to cast one (1) vote, is the only vote of any holders of Acquiror’s share capital necessary to approve the Amendment Proposal.

(c)   The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and the consummation of the Transactions, including the Closing.

(d)   At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the Transactions as a Business Combination.

Section 4.3   Capitalization of Acquiror.

(a)   As of the date of this Agreement, the authorized share capital of Acquiror is $18,050 divided into (i) 300,000,000 Acquiror Cayman Class A Ordinary Shares, of which 81,681,000 shares are issued and outstanding as of the date of this Agreement, (ii) 60,000,000 Acquiror Cayman Class B Ordinary Shares, of which 20,420,250 shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preferred shares of par value $0.00005 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities have been duly authorized and are validly issued, and, to the extent relevant under applicable Law, fully paid and non-assessable, free of Liens (other than Liens imposed under applicable securities Laws), and have not been issued in violation of any preemptive or similar rights or any applicable Law.

(b)               Subject to the terms of conditions of the Warrant Agreement, each Acquiror Cayman Warrant will be exercisable after giving effect to the Transactions for one share of Domesticated Acquiror Class A Common Stock at an exercise price of eleven dollars and fifty cents ($11.50) per share. As of the date of this Agreement, 27,227,000 Acquiror Cayman Public Warrants and 12,224,134 Acquiror Cayman Private Placement Warrants are issued and outstanding. The Acquiror Cayman Public Warrants are not exercisable until the later of (i) 30 days after the completion of the Business Combination or (ii) 12 months from the closing of the initial public offering. All outstanding Acquiror Cayman Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to the Bankruptcy and Equity Exception; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Organizational Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Organizational Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the PIPE Subscription Agreements, any Acceptable Subscription Agreements entered into after the date hereof, the Specified Existing Sponsor Loan, Acquiror’s Organizational Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities or post-Domestication securities of Acquiror.

(c)   Except as set forth in this Section 4.3, as contemplated by this Agreement or the Transaction Documents (including the Domestication and the solicitation of proxies in connection with the Acquiror Shareholders’ Meeting), or as set forth in Section 4.3 of the Acquiror Disclosure Letter, (i) there are no voting trusts, proxies, or other Contracts or understandings with respect to any Acquiror Securities or post-Domestication securities of Acquiror, (ii) there are no Contracts or understandings to which Acquiror is a party, by which Acquiror is bound or of which Acquiror has knowledge relating to the repurchase, redemption, registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights, “drag-along” rights, registration rights or similar rights) of any Acquiror Securities or post-Domestication securities of Acquiror, or any other investor rights, including, rights of participation (i.e., preemptive rights), co-sale, voting, first refusal, board observation, visitation or information or operational covenants, in each case, with respect to Acquiror and (iii) other than the conversion rights applicable to the Specified Existing Sponsor Loan as in effect on the date hereof, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for any Acquiror Securities or post-Domestication securities of Acquiror, or any other commitments or agreements providing for the issuance of additional shares or the sale of any Acquiror Securities or post-Domestication securities of Acquiror.

(d)   On or prior to the date of this Agreement, Acquiror has entered into PIPE Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the Transactions, to purchase from Acquiror, shares of Domesticated Acquiror Class A Common Stock for an aggregate investment amount of at least $200,000,000 (such amount, the “Minimum PIPE Investment Amount”). As of the date hereof, such PIPE Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms. As of the date hereof, none of the PIPE Subscription Agreements have been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect (and no such amendment or modification is contemplated by Acquiror). There are no other agreements, side letters or arrangements between Acquiror and any PIPE Investor relating to any such PIPE Subscription Agreement that would adversely affect the obligation of such PIPE Investor. As of the date hereof, Acquiror does not have actual knowledge of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any such PIPE Subscription Agreement not being satisfied, or the Minimum PIPE Investment Amount not being available to Acquiror, on the Closing Date.

(e)   Except for the Specified Existing Sponsor Loan, there are no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) on any matter on which the stockholders or equityholders of the Acquiror may vote.

(f)   Acquiror (i) does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person and (ii) is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

(g)   Subject to approval of the Transaction Proposals (other than the Unbundling Precatory Proposals) and the effectiveness of the Domestication and the Acquiror Delaware Certificate, the shares of Acquiror Class B Common Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement and the Acquiror Class B Common Stock Subscription Agreement, will be duly authorized and validly issued, and, to the extent relevant under applicable Law, fully paid and non-assessable, and will not be subject to any preemptive rights of any other stockholder of Acquiror and will be capable of effectively vesting in the Company title to all such securities, free and clear of all Liens (other than Liens imposed under applicable securities Laws).

Section 4.4   No Defaults or Conflicts. Subject to the Acquiror Shareholder Approval and the effectiveness of the Domestication and the Acquiror Delaware Certificate, the execution and delivery by Acquiror of this Agreement and each Transaction Document to which Acquiror is contemplated hereby to be a party and the consummation of the Transactions do not, and the performance by Acquiror of its obligations hereunder and thereunder will not, (a) constitute or result in a conflict, breach or violation of or default under the applicable Organizational Documents of Acquiror, (b) except as described in Section 4.5, conflict with or violate any existing Law or Order applicable to Acquiror, (c) require any consent or other action under, result in a violation or breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, suspension, cancellation or acceleration of, result (immediately or with notice or lapse of time or both) in triggering an obligation to pay any consideration, royalties or other amounts in excess of those amounts otherwise owed by Acquiror immediately prior to the Closing, or result in the loss of any right or benefit to which Acquiror is entitled under, any Contract by which Acquiror, or any property or asset of Acquiror, is bound or affected or (d) result (immediately or with notice or lapse of time or both) in the creation of any Lien (other than Permitted Liens) on any of Acquiror’s properties, rights or assets, except, in the case of clauses (b), (c) and (d), for any such violations, conflicts or breaches that would not have an Acquiror Material Adverse Effect.

Section 4.5   Governmental Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, other than (a) the expiration or termination of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits, non-objections and authorizations under the HSR Act and other applicable Antitrust Laws, Securities Laws and the NYSE, (b) the filing with the Secretary of State of the State of Delaware of the Certificate of Domestication and the Acquiror Delaware Certificate and (c) in connection with the Domestication, the applicable requirements of the Cayman Companies Act and required approval of the Cayman Registrar, no authorization, Order or approval or other action by, and no notice to or filing with, any Governmental Entity will be required to be obtained or made by Acquiror in connection with the execution, delivery and performance of this Agreement and the Transaction Documents to which it will be a party and the consummation of the Transactions, except for any authorizations, approvals, notice or filings with any Governmental Entity or other Person that, if not obtained or made, would not individually or in the aggregate, reasonably be expected to (i) be material to Acquiror or (ii) prevent, materially impair or materially delay (A) the ability of Acquiror to perform its obligations under this Agreement or the Transaction Documents to which it is or will be a party or (B) the consummation of the Transactions.

Section 4.6   Financial Statements; Internal Controls; Listing.

(a)   The Acquiror SEC Filings contain true and complete copies of the unaudited condensed balance sheet, statement of operations, statement of changes in shareholders’ equity and cash flow of Acquiror for the period from October 1, 2020 through September 30, 2021, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) present fairly, in all material respects, the financial condition of Acquiror as of their respective dates and the results of their consolidated operations for the periods indicated, in each case prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, with only such deviations from such accounting principles and/or their consistent application as are referred to in the schedules and notes thereto or as permitted by Form 10-Q of the SEC, and subject to normal year-end adjustments and the absence of complete footnotes, and (ii) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to Acquiror with respect thereto, in effect as of the respective dates thereof.

(b)   There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)   No director, officer, or, to the knowledge of Acquiror, auditor or accountant of Acquiror has received or otherwise had or obtained knowledge of (i) any material weakness or significant deficiency regarding the accounting or auditing practices, procedures, internal controls, methodologies or methods of Acquiror which has not been remedied, (ii) any fraud that involves any director, officer or employee of Acquiror who has a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any written claim or written allegation regarding any of the foregoing. To the knowledge of Acquiror, there are no fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Acquiror.

(d)   Except (i) as reflected and reserved against on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) as incurred in the ordinary course of business of Acquiror since the date of the most recent balance sheet included in the Acquiror SEC Filings, (iii) as incurred in connection with this Agreement or the Transaction Documents or the Transactions, including the PIPE Investment, (iv) that will be discharged or paid off prior to or at the Closing, (v) for Liabilities that are not required to be reflected or reserved for on a balance sheet of Acquiror (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, or (vi) as disclosed in Section 4.6(d) of the Acquiror Disclosure Letter, Acquiror does not have any material Liabilities.

(e)   Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since October 1, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15(e) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that all transactions are executed in accordance with management’s or the board of directors’ general or specific authorizations; (ii) that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that Acquiror maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements.

(f)   To the knowledge of Acquiror, each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

(g)   Since October 1, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”).

Section 4.7   Absence of Certain Developments.

(a)   Except in connection with the execution and delivery of this Agreement and the Transaction Documents and the consummation of the Transactions, including the PIPE Investment, from September 30, 2021 to the date of this Agreement, Acquiror has conducted its business in the ordinary course of business in all material respects.

(b)   From September 30, 2021 to the date of this Agreement, there has not been any Acquiror Material Adverse Effect.

Section 4.8   Litigation and Proceedings. There are no Actions pending or, to the knowledge of Acquiror, threatened against Acquiror or, any of its officers or directors (in their capacities as such) or any of its properties or assets that would individually or in the aggregate, reasonably be expected to (a) be material to Acquiror or (b) prevent, materially impair or materially delay (i) the ability of Acquiror to perform its obligations under this Agreement or the Transaction Documents to which it is or will be a party or (ii) the consummation of the Transactions. Acquiror is not subject to any outstanding material Order. There is no pending or, to the knowledge of Acquiror, threatened material investigation by any Governmental Entity relating to Acquiror or its properties or assets, that would, individually or in the aggregate, reasonably be expected to be material to Acquiror. There is no pending or threatened material Action by Acquiror against any third party.

Section 4.9   Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to (a) be material to Acquiror or (b) prevent, materially impair or materially delay (i) the ability of Acquiror to perform its obligations under this Agreement or the Transaction Documents to which it is or will be a party or (ii) the consummation of the Transactions, Acquiror is, and since October 1, 2020 has been, in compliance with all Laws. Since October 1, 2020, Acquiror has not received any written notice or other written communication (official or otherwise) from any Governmental Entity (x) with respect to an alleged, actual or potential violation of, or failure to comply with, any applicable Law by Acquiror or (y) requiring Acquiror to take or omit to take any action to ensure compliance with any applicable Law, in either case of the foregoing clauses (x) and (y), which violation or failure to comply would, individually or in the aggregate, reasonably be expected to be material to Acquiror.

Section 4.10   SEC Filings.

(a)   Acquiror has timely filed or furnished the Acquiror SEC Filings. Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(b)   Acquiror has filed as an exhibit to the Acquiror SEC Filings each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) to which Acquiror is a party and each Contract or other relevant documentation (including any amendments or modifications thereto) with the Sponsor or any of its Affiliates (each contract, an “Acquiror Contract”), and with respect to each Acquiror Contract, (i) neither Acquiror nor, to the knowledge of Acquiror, any other party to any Acquiror Contract is in material breach thereof or material default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute a material breach or material default by Acquiror or, to the knowledge of Acquiror, any other party to an Acquiror Contract, (ii) Acquiror has not received written notice of any material default or event that with notice or lapse of time, or both, would constitute a material default by Acquiror under any Acquiror Contract, (iii) no Acquiror Contract has been canceled or otherwise terminated, and Acquiror has not received any written notice from any counterparty to an Acquiror Contract that it intends to cancel or terminate such Acquiror Contract and (iv) there is no pending or, to the knowledge of Acquiror, threatened (in writing) material dispute or material disagreement involving Acquiror under any Acquiror Contract. Except to the extent any Acquiror Contract has expired or has been terminated in accordance with its terms, each Acquiror Contract is in full force and effect and constitutes a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto, and is enforceable by Acquiror and, to the knowledge of Acquiror, each other party thereto, in accordance with its terms, subject in each case to the Bankruptcy and Equity Exception. Acquiror has made available to the Company true and correct copies of all amendments and modifications that have not been filed by Acquiror with the SEC to all Acquiror Contracts that are currently in effect.

(c)   Notwithstanding anything in this Section 4.10 or otherwise in this Agreement, no representation or warranty is made as to the accounting treatment of the Acquiror Cayman Warrants or Domesticated Acquiror Warrants, or as to any deficiencies in disclosure arising from the treatment of Acquiror Cayman Warrants or Domesticated Acquiror Warrants as equity rather than liabilities in Acquiror SEC Filings to the extent such representation or warranty would fail to be true and correct due to a statement, guidance, interpretation or change in presentation issued, adopted or implemented by the SEC after the date of this Agreement.

Section 4.11   Trust Account. As of the date of this Agreement, Acquiror has at least $817,227,602 in the Trust Account (including, an aggregate of approximately $28,588,350 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of October 1, 2020, between Acquiror and Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified, is valid and in full force and effect and is enforceable in accordance with its terms, except as limited by the Bankruptcy and Equity Exception. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than (a) shareholders of Acquiror holding Acquiror Cayman Class A Ordinary Shares sold in Acquiror’s initial public offering who shall have elected to redeem their Acquiror Cayman Class A Ordinary Shares pursuant to Acquiror’s Organizational Documents and (b) the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than in accordance with the Trust Agreement, Acquiror’s Organizational Documents and Acquiror’s final prospectus dated October 1, 2020. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Organizational Documents shall terminate, and as of the Closing, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions. To Acquiror’s knowledge, as of the date hereof, following the Closing, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

Section 4.12   Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.13   Indebtedness. Other than the Sponsor Loans, Acquiror has no Indebtedness.

Section 4.14   Employee Benefit Plans. Other than any officers as described in the Acquiror SEC Filings and consultants and advisors in the ordinary course of business or in connection with Acquiror’s or Sponsor’s identification, evaluation, negotiation or consummation of a Business Combination, Acquiror has never had any employees, and other than reimbursement of any out-of-pocket expenses incurred by Acquiror’s directors and officers in connection with activities on Acquiror’s behalf in an aggregate amount not in excess of the amount in cash held by Acquiror outside of the Trust Account, Acquiror does not have any unsatisfied liability with respect to any of its directors or officers. Acquiror does not maintain or have any direct or indirect liability under any Benefit Plan.

Section 4.15   Assets; Title to Assets. Other than this Agreement, general working capital and the Trust Agreement and the applicable rights and interests in and to the Trust Account as set forth therein, Acquiror does not own any assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Acquiror owns good and valid title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Acquiror in the operation of its business, and there are no Liens (other than Permitted Liens and restrictions on use of the Trust Account set forth in the Trust Agreement) on any of the Acquiror’s assets, tangible or intangible.

Section 4.16   Business Activities.

(a)   Since formation, Acquiror has not conducted any business activities, or offered any products or services, other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Organizational Documents or as otherwise contemplated by this Agreement or the Transaction Documents and the Transactions, including the PIPE Investment, there is no Contract or Order binding upon Acquiror or to which Acquiror is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Acquiror, any acquisition of property by Acquiror or the conduct of business by Acquiror, in each case, as currently conducted or as currently contemplated to be conducted by Acquiror or its Subsidiaries (including the Company) as of the Closing. Acquiror is not party to any Contract containing any non-compete, non-solicitation or other restrictive covenants that would bind the Company and its Subsidiaries after the Closing.

(b)   Except for the Transactions, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any business or Person. Except for this Agreement and the Transaction Documents and the Transactions, including the PIPE Investment, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c)   Except for this Agreement, the Acquiror Transaction Expenses, the Transaction Documents and the Transactions (including with respect to expenses and fees incurred in connection therewith), Acquiror is not party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $1,000,000 in the aggregate with respect to any individual Contract.

Section 4.17   Stock Market Quotation. The Acquiror Cayman Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “APSG.U.” As of the date hereof, the Acquiror Cayman Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “APSG.” The Acquiror Cayman Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “APSG WS.” Acquiror is in compliance in all material respects with the rules of the NYSE and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any potential deregistration or delisting of Acquiror Cayman Units, Acquiror Cayman Class A Ordinary Shares or Acquiror Cayman Warrants on the NYSE. None of Acquiror nor its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Cayman Units, Acquiror Cayman Class A Ordinary Shares or Acquiror Cayman Warrants under the Exchange Act except as contemplated by this Agreement.

Section 4.18   Taxes.

(a)   All material income and other Tax Returns that were required to be filed by Acquiror have been duly and timely filed, and all such Tax Returns were true, correct and complete in all material respects. All material income and other Taxes of Acquiror (whether or not shown as due on such Tax Returns) have been duly and timely paid.

(b)   There are no Liens for Taxes (other than Permitted Liens) upon any assets of Acquiror. Acquiror has duly and timely deducted or withheld all material Taxes required to be deducted or withheld and have paid to the appropriate Governmental Entities all such deducted or withheld amounts in accordance with applicable Law.

(c)   (i) No material Tax or Tax Return of Acquiror is the subject of any audit, examination or investigation by any Governmental Entity or otherwise the subject of any Action, (ii) there is no material dispute or claim pending with any Governmental Entity concerning any Tax Liability of Acquiror, (iii) Acquiror has not received any written notice of any threatened material dispute or claim with respect to any Tax Liability and (iv) there is no material written claim against Acquiror by any Governmental Entity in a jurisdiction where such entity does not file a particular type of Tax Return (or pay or collect a particular type of Tax imposed by that jurisdiction) that such entity is or may be subject to an obligation to file such type of Tax Return (or pay or collect such type of Tax).

(d)   Acquiror (i) is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or similar Contract (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes) or has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), (ii) has not been a member of an Affiliated Group filing a consolidated, combined, unitary, group or similar Tax Return other than an Affiliated Group the common parent of which is the Company or any of its Subsidiaries and (iii) does not have any material Liability for the Taxes of any other Person.

(e)   Acquiror will not be required to include for Tax purposes in a taxable period ending after the Closing Date a material amount of taxable income, or exclude for Tax purposes any material item of deduction, attributable to income that accrued for Tax purposes in a Pre-Closing Tax Period but was not recognized in such period as a result of open transaction treatment, the installment method of accounting, the completed contract method of accounting, Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Law), Section 965 of the Code, intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), or as a result of prepaid amounts or deferred revenue received during a Pre-Closing Tax Period.

(f)   Acquiror has maintained in all material respects, with respect to transfer pricing, proper intercompany agreements and concurrent and supporting documentation as required under applicable Law to the extent relating to material Taxes with respect to material intercompany transactions.

(g)   Acquiror has, in all material respects, (i) collected all sales and use Taxes required to be collected under applicable Law and has remitted such amounts to the appropriate Governmental Entity and (ii) timely and properly collected and maintained all resale certificates, exemption certificates and other documentation required to qualify for any exemption from the collection of sales Taxes under applicable Law.

(h)   There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror for any taxable period (except for such agreements for which the applicable statutory period of limitations (after giving effect to any extension or waiver) has already expired), and no request for any such waiver or extension made by any Governmental Entity is currently pending.

(i)   Within the past two (2) years, Acquiror has not been a “controlled corporation” or a “distributing corporation” in a distribution intended to qualify under Section 355 or Section 361 of the Code.

(j)   Acquiror has not entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or similar provisions of state, local or non-U.S. Law).

(k)   No Taxes of Acquiror (including the employer and employee portion of any payroll Taxes) have been deferred under the CARES Act or under similar provisions of applicable Law. Acquiror has not applied for or received any “Paycheck Protection Program” payments or other loans, grants or similar financial assistance in connection with the CARES Act or under similar provisions of applicable Law, and has not claimed any employee retention credit under the CARES Act or under similar provisions of applicable Law.

Section 4.19   Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. As of the time the Registration Statement becomes effective under the Securities Act (in the case of the Registration Statement) and as of the date the Proxy Statement is first mailed to Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting (in the case of the Proxy Statement), the Proxy Statement/Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Proxy Statement/Registration Statement.

Section 4.20   Brokers. Except as set forth in Section 4.20 of the Acquiror Disclosure Letter, no broker, finder, investment banker or similar intermediary has acted for or on behalf of Acquiror or any of its Affiliates in connection with this Agreement or the Transactions, and no broker, finder, investment banker or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission or compensation in connection herewith based on any arrangement with Acquiror or any of its Affiliates or any action taken by any of them.

Section 4.21   Related Person Transaction. Except as set forth in Section 4.21 of the Acquiror Disclosure Letter, and other than the private placement of securities in connection with Acquiror’s initial public offering, there are no transactions or Contracts, or series of related transactions or Contracts, between Sponsor or its Related Persons, on the one hand, and Acquiror, any officer, director, manager or Affiliate of Acquiror or, to the knowledge of Acquiror, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, required to be disclosed by Acquiror in Acquiror SEC Filings pursuant to Item 404 of Regulation S-K (each, a “Sponsor Related Party Transaction”). Acquiror has made available to the Company true, correct and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) as of the date of this Agreement with respect to any Sponsor Related Party Transaction.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1   Company Conduct of Business.

(a)   Except (i) as required or expressly permitted by this Agreement, (ii) as required by Law, (iii) as otherwise set forth on Section 5.1(a) of the Company Disclosure Letter, (iv) for actions contemplated by the Equity Contribution Agreement and other Transaction Documents (as defined in the Equity Contribution Agreement) to be taken after the consummation of the Egencia Acquisition, or (v) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed; provided that Acquiror shall be deemed to have consented if Acquiror does not object in writing within ten (10) Business Days after a written request for such consent is delivered to Acquiror by the Company), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article IX (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, (A) operate the business of the Company and its Subsidiaries in all material respects in the ordinary course of business consistent with past practice (it being agreed that those actions reasonably taken by the Company and its Subsidiaries specifically in response to COVID-19 that are consistent in all material respects with the types of actions taken by such Persons in response to COVID-19 since the onset of COVID-19 and prior to the date of this Agreement, shall be deemed to be in all material respects in the ordinary course of business consistent with past practice), (B) use commercially reasonable efforts to preserve intact the business operations, organization and goodwill of the Company and its Subsidiaries and (C) use commercially reasonable efforts to preserve in all material respects the Company’s and its Subsidiaries’ present relationships with their respective current officers, key employees, customers, suppliers and others having material commercial relationships with the Company and its Subsidiaries;

(b)   Except (i) as required or expressly permitted by this Agreement, (ii) as required by Law, (iii) as otherwise set forth on Section 5.1(b) of the Company Disclosure Letter, (iv) for actions contemplated by the Equity Contribution Agreement and other Transaction Documents (as defined in the Equity Contribution Agreement) to be taken after the consummation of the Egencia Acquisition, or (v) for actions reasonably taken by the Company or its Subsidiaries specifically in response to COVID-19 that are consistent in all material respects with the types of actions taken by such Persons in response to COVID-19 since the onset of COVID-19 and prior to the date of this Agreement, during the Interim Period, the Company shall not, and shall cause its Subsidiaries not to, undertake any of the following actions without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed; provided that Acquiror shall be deemed to have consented if Acquiror does not object in writing within ten (10) Business Days after a written request for such consent is delivered to Acquiror by the Company):

(i)   incur, create, assume, guarantee or otherwise become liable for any Indebtedness (including, without limitation, to refinance any other Indebtedness of the Company or its Subsidiaries), in each case, other than (A) up to $200,000,000 of additional Indebtedness under the Morgan Stanley Loan Documents (as defined in the Company Disclosure Letter), (B) additional Indebtedness as necessary or advisable so that the Company’s Subsidiaries would project in good faith to have at least $200,000,000 of unrestricted cash at all times over the succeeding twelve (12) months, (C) Indebtedness solely among the

Company and its wholly owned Subsidiaries (or any combination thereof), (D) Indebtedness which refinances, extends, defeases or otherwise discharges or replaces (any such Indebtedness, “Refinancing Indebtedness”) any Indebtedness of the Company and its Subsidiaries (such Indebtedness being so refinanced, extended, defeased or otherwise discharged or replaced, “Refinanced Indebtedness”); provided that, except with respect to any such Refinancing Indebtedness that is otherwise permitted pursuant to any other clause of this Section 5.1(b)(i), (x) after giving effect thereto, the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of such Refinanced Indebtedness except by an amount equal to unpaid accrued interest and premium thereon plus other amounts paid, and fees and expenses incurred, in connection with such refinancing, extension, defeasance, discharge or replacement plus an amount equal to any existing unused commitments under such Refinanced Indebtedness, (y) the terms of such Refinancing Indebtedness, when taken as a whole, shall be not materially less favorable to the Company and its Subsidiaries than the terms of such Refinanced Indebtedness, when taken as a whole, (provided that this subclause (y) shall not limit or restrict (I) less favorable terms that are customary or on market terms for the nature of such Refinancing Indebtedness at the time of such transaction or (II) the ability of the Company and its Subsidiaries to grant or incur Permitted Liens), and (z) prior to the Company and/or any of its Subsidiaries entering into binding definitive agreements for any such Refinancing Indebtedness that is in a principal amount exceeding $25,000,000, the Company has reasonably consulted with Acquiror prior to entering into a Contract to incur, or otherwise incurring (if there is no Contract), such Refinancing Indebtedness and has considered Acquiror’s recommendations with respect thereto in good faith, (E) any ordinary course working capital facility or line of credit of the Company or any of its Subsidiaries and ordinary course draws or other extensions of credit thereunder and obligations under cash management services and similar arrangements in the ordinary course of business, (F) Indebtedness for borrowed money up to $10,000,000 individually or $30,000,000 in the aggregate incurred in the ordinary course of business and (G) other Indebtedness for borrowed money and/or guarantees thereof that will be discharged prior to or substantially concurrently with the Closing;

(ii)   declare, set aside or pay any dividend or other distribution with respect to its equity securities or repurchase any of its equity securities, in all cases other than (A) dividends or other distributions by the Company or a wholly-owned Subsidiary of the Company solely to one or more other wholly-owned Subsidiaries of the Company or the Company and (B) any tax distributions made pursuant to and in accordance with the Organizational Documents of the Company or its Subsidiaries;

(iii)   issue, transfer, encumber, sell, deliver or otherwise dispose of, or authorize the issuance, transfer, encumbrance, sale, delivery or disposition of (other than any authorization of a Compliance Transfer by an existing equityholder of the Company), any of the Company’s or any of its Subsidiaries’ equity securities or any securities convertible into or exchangeable for, or options with respect to, or warrants to purchase or rights to subscribe for, or restricted stock units, stock appreciation rights or other commitments for the issuance of any of the Company’s or its Subsidiaries’ equity securities, in each case, other than (A) between or among the Company and one or more of its Subsidiaries (or any combination thereof), (B) any transfer or encumbrance of equity securities of any Subsidiary of the Company in connection with Indebtedness permitted under Section 5.1(b)(i), (C) issuances of Company MIP Shares in connection with the exercise of any Company MIP Options outstanding on the date hereof and (D) with respect to the grant or issuance of any Company MIP Options permitted by Section 5.1(b)(xix), or the exercise, vesting or settlement thereof;

(iv)   effect any recapitalization, combination, redemption, reclassification, equity split, exchange or like change in capitalization or adopt any plan of liquidation, arrangement, dissolution, merger, consolidation or other reorganization (other than solely between or among the Company and its Subsidiaries);

(v)   amend their respective Organizational Documents in any manner adverse to Acquiror;

(vi)   (A) make, revoke or change any material Tax election, (B) adopt or change any method of accounting or annual accounting period for Tax purposes, (C) settle or compromise any material Tax Liability, (D) file any material Tax Return outside the ordinary course of business or make any material amendment to any material Tax Return, (E) surrender any right to claim a material refund, credit or other similar Tax benefit, (F) waive or extend the statute of limitations in respect of any material Tax claim or assessment or (G) enter into any material agreement with a Governmental Entity with respect to Taxes;

(vii)   sell, assign, transfer, convey, lease, license, abandon, dedicate to the public, otherwise dispose of, mortgage, pledge or otherwise encumber or subject to any Lien (other than any Permitted Lien), any material assets or material properties (including any Leased Real Property) of the Company or its Subsidiaries, except for (A) dispositions of obsolete or worthless equipment, (B) transactions among the Company and its wholly-owned Subsidiaries (or any combination thereof), (C) transactions in the ordinary course of business consistent with past practice and (D) dispositions of Intellectual Property, which are addressed exclusively by Section 5.1(b)(ix);

(viii)   (A) commence any material Action or (B) enter into any waiver, release, assignment, compromise or settlement of any pending or threatened Action against the Company or any of its Subsidiaries, except where such waivers, releases, assignments, compromises or settlements involve only the payment of monetary damages in an amount less than $4,000,000 in the aggregate;

(ix)   grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries (other than licenses to Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business), or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the Company and its Subsidiaries except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of Domain Names, applicable registration period) or in the reasonable exercise of the Company’s or any of its Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;

(x)   make or commit to make any capital expenditures in excess of $6,000,000 in the aggregate, except for capitalized Software development in the ordinary course of business or such capital expenditures or commitments therefor as specifically set forth on Section 5.1(b)(x) of the Company Disclosure Letter;

(xi)   make any material change in its accounting methods, practices, policies or procedures, except as required by a change in GAAP, by a change in applicable Law or at the request or requirement of a Governmental Entity;

(xii)          terminate without replacement, fail to use commercially reasonable efforts to maintain in full force and effect, cancel (without replacement) or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any Company Insurance Policy;

(xiii)        enter into a new line of business (other than reasonably foreseeable extensions of the current line of business of the Company and its Subsidiaries) or discontinue any current line of business;

(xiv)   (A) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (B) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;

(xv)   acquire by merger, consolidation, acquisition of equity interests or assets or otherwise, any business, entity or other Person or division or portion thereof if such acquisition would prevent, materially delay or materially impair the consummation of the Transactions or if such acquisitions are together in excess of an aggregate of $100,000,000;

(xvi)   make any loans, advances or capital contributions to, or investments in (other than investments permitted by Section 5.1(b)(xv)), any other Person (including to any of its officers, directors, agents or consultants but excluding the Company, the Subsidiaries of the Company or joint ventures to which the Company is party, in each case, that would not prevent, materially delay or materially impair the consummation of the Transactions) in excess of an aggregate of $1,000,000 or enter into any “keep well” or similar agreement (other than in connection with Indebtedness permitted under Section 5.1(b)(i)) to maintain the financial condition of any other Person (other than the Subsidiaries of the Company or joint ventures to which the Company or any of its Subsidiaries is party, in each case, that would not prevent, materially delay or materially impair the consummation of the Transactions), except (A) travel or similar advances (including with respect to payroll matters) to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice, (B) prepayments and deposits paid to suppliers or vendors of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, (C) extended payment terms for, or other customary trade arrangements with, customers in the ordinary course of business consistent with past practice, (D) investments received in connection with the bankruptcy or reorganization of customers, suppliers and vendors or in settlement of delinquent obligations of, or other disputes with, customers, suppliers and vendors arising in the ordinary course of business, and (E) guarantees and deposits in connection with the provision of credit card payment processing services or similar processing services; provided that this Section 5.1(b)(xvi) shall not limit or restrict the ability of the Company and its Subsidiaries to grant or incur Permitted Liens;

(xvii)   acquire or agree to acquire any fee interest in any real property in excess of an aggregate of $10,000,000;

(xviii)  amend or modify the Company Existing Equity Commitment Documents;

(xix)    except as required by the terms of a Company Benefit Plan or a Collective Bargaining Agreement as in effect on the date hereof, (A) except for (1) merit increases in the ordinary course of business consistent with past practice, (2) as deemed reasonably necessary by the Company to retain a Company Employee who has received a competing offer of employment in the ordinary course of business consistent with past practice and (3) in the ordinary course consistent with past practice in instances of promotions, increase the compensation or benefits provided to current or former Company Employees or Company Independent Contractors, by, in the aggregate, more than 5%, (B) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Company Employee or Company Independent Contractor, other than the issuance or grant of Legacy Company MIP Options in the ordinary course of business consistent with past practice and New Management Options, (C) except as would not result in an increase in costs that are material to the Company and its Subsidiaries taken as a whole, enter into or amend any Collective Bargaining Agreement that is not a national or sector-specific collective agreement, or (D) hire any Company Employee to a position as a member of the Company’s Global Leadership Team other than with respect to employment offers outstanding as of the date hereof or to replace any Company Employee whose employment terminates following the date hereof on substantially similar terms and conditions of employment; or

(xx)    enter into any binding agreement to do any action prohibited under this Section 5.1(b).

(c)   During the Interim Period, the Company shall take the actions set forth on Section 5.1(c) of the Company Disclosure Letter.

Section 5.2   Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that in the judgment of legal counsel of the Company would result in loss of work product protection, attorney-client privilege or other similar privilege from disclosure (provided that, to the extent possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or protection and compliance with such confidentiality obligation), and to the extent permitted by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives, at Acquiror’s sole cost and expense, reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, projections, plans, Tax Returns, records, analyses and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. All information obtained by Acquiror or its representatives pursuant to this Section 5.2 shall be subject to the Confidentiality Agreement.

Section 5.3   Preparation and Delivery of Additional Company Financial Statements. If the Closing has not occurred prior to March 31, 2022, and this Agreement has not been earlier terminated pursuant to Article IX then as soon as reasonably practicable following March 31, 2022, the Company shall deliver to Acquiror the audited consolidated balance sheet and the related audited consolidated statements of operations, comprehensive (loss) income, cash flows and changes in total shareholders’ equity of the Company and its Subsidiaries as of and for the year ending December 31, 2021, together with the auditor’s reports thereon (the “2021 Audited Financial Statements”).

Section 5.4   No Solicitation by the Company. During the Interim Period, the Company shall not, and shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, indication of interest or request for information with respect to, or the making of, any proposal or offer from any third party relating to a Competing Transaction, or any inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction, (b) engage in, continue or otherwise participate in any discussions or negotiations with a third party (other than Acquiror and its Representatives) regarding, or, with respect to the Company or any of its Subsidiaries, or furnish, make available or provide access to a third party (other than Acquiror and its Representatives) to its properties, books, records or any information relating to the Company or any of its Subsidiaries with respect to, a Competing Transaction or an inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction, other than to make such third party aware of the provisions of this paragraph, (c) enter into any understanding, arrangement, agreement, agreement in principle, letter of intent, confidentiality agreement or other commitment (whether or not legally binding) with a third party (other than Acquiror and its Representatives) relating to a Competing Transaction, (d) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction, or (e) resolve or agree to do any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their respective Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with a Competing Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Competing Transaction. The Company also agrees that as soon as reasonably practicable after the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact in six (6) months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of the Company or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries.

Section 5.5   Operating Agreements. During the Interim Period, the Company shall use its reasonable best efforts to enter into definitive agreements with Alder and its Affiliates consistent in all material respects with the Project Runway Term Sheet set forth on Section 5.5 of the Company Disclosure Letter (such term sheet, the “Project Runway Term Sheet”), other than any deviations from such Project Runway Term Sheet not materially less favorable to Acquiror, the Company and its Subsidiaries (such definitive agreements, collectively, the “Project Runway Agreements”). The Company acknowledges and agrees that the Project Runway Term Sheet is a binding agreement on the parties thereto to comply with the terms and provisions thereof until the Project Runway Agreements have been fully executed and are in full force and effect. During the Interim Period, without the prior written consent of Acquiror, the Company shall not, unless and until the Project Runway Agreements have been fully executed and are in full force and effect, terminate, waive or materially amend or modify any provisions of the Project Runway Term Sheet or any provisions of the letter agreement by and among Alder, Juniper and the Company dated as of the date hereof to which the Project Runway Term Sheet is attached (a copy of which has been delivered to Acquiror prior to the date hereof) with respect to the Project Runway Term Sheet (the “Accelerate Letter Agreement”).

ARTICLE VI

COVENANTS OF ACQUIROR

Section 6.1   Employee Matters.

(a)   Equity Plan. Prior to the Closing Date, Acquiror shall approve, adopt and submit for approval by Acquiror Shareholders (i) an incentive equity plan substantially in the form attached hereto as Exhibit D (including the form award agreements and with such changes as may be agreed in writing by Acquiror and the Company) (the “Incentive Equity Plan”), and (ii) the Employee Stock Purchase Plan substantially in the form attached hereto as Exhibit E (with such changes that may be agreed in writing by Acquiror and the Company) (the “ESPP”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan and ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan or acquired under the ESPP remain outstanding.

(b)   No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company or any Subsidiary of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.2   Trust Account Proceeds and Related Available Equity. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement)), (i) in accordance with and pursuant to the Trust Agreement, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (1) to pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, (2) to pay all Unpaid Transaction Expenses in accordance with Section 2.4(d) and (3) to pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.3   NYSE Listing. From the date hereof through the Closing, Acquiror shall use its reasonable best efforts to ensure Acquiror remains listed as a public company on the NYSE, and shall prepare and submit to NYSE a listing application, if required under NYSE rules, covering the shares of Domesticated Acquiror Class A Common Stock issuable in the Transactions and the Domestication, and shall use its reasonable best efforts to obtain approval for the listing, subject to official notice of issuance, of the Domesticated Acquiror Class A Common Stock issuable in the Transactions and the Domestication on NYSE and the Company shall reasonably cooperate with Acquiror with respect to such listing. During the Interim Period, Acquiror shall promptly notify the Company of any notices of non-compliance received from NYSE and use reasonable best efforts to remedy any non-compliance issues.

Section 6.4   No Solicitation by Acquiror. During the Interim Period, Acquiror shall not, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, indication of interest or request for information with respect to, or the making of, any proposal or offer from any third party relating to a Competing Transaction, or any inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction, (b) engage in, continue or otherwise participate in any discussions or negotiations with a third party (other than the Company and its Representatives) regarding a Competing Transaction or an inquiry, indication of interest, proposal, offer or other effort that would reasonably be expected to result in, or lead to, a Competing Transaction, other than to make such third party aware of the provisions of this paragraph, (c) enter into any understanding, arrangement, agreement, agreement in principle, letter of intent, confidentiality agreement or other commitment (whether or not legally binding) with a third party relating to a Competing Transaction (other than the Company and its Representatives), (d) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction (it being acknowledged that any Modification in Recommendation made in compliance with Section 7.2(b)(iii) shall not in and of itself constitute a breach of this Section 6.4), or (e) resolve or agree to do any of the foregoing. Acquiror also agrees that immediately following the execution of this Agreement it shall, and shall use its reasonable best efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with a Competing Transaction or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Competing Transaction.

Section 6.5   Acquiror Conduct of Business.

(a)   Except (i) as required or expressly permitted by this Agreement, (ii) as required by Law, (iii) as otherwise set forth on Section 6.5(a) of the Acquiror Disclosure Letter or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed; provided that the Company shall be deemed to have consented if the Company does not object in writing within ten (10) Business Days after a written request for such consent is delivered to the Company by Acquiror), during the Interim Period, Acquiror shall operate the business of Acquiror in all material respects in the ordinary course of business consistent with past practice.

(b)   Except (i) as required or expressly permitted by this Agreement, (ii) as required by Law, or (iii) as otherwise set forth on Section 6.5(b) of the Acquiror Disclosure Letter, during the Interim Period, Acquiror shall not undertake any of the following actions without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed; provided that the Company shall be deemed to have consented if the Company does not object in writing within ten (10) Business Days after a written request for such consent is delivered to the Company by Acquiror):

(i)   incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations; provided that this Section 6.5(b)(i) shall not limit or restrict the Acquiror from (A) incurring fees and expenses for professional services to the extent incurred either in support of the Transactions or in support of the ordinary course operations of Acquiror, (B) incurring other liabilities or obligations (other than any Indebtedness) in the ordinary course of business owed to Affiliates of Acquiror in order to meet its reasonable capital requirements or (C) incurring any new Sponsor Loans to fund or finance fees and expenses incurred by Acquiror as permitted by clause (A) above; provided that any Sponsor Loan incurred pursuant to this clause (C) shall be on terms and conditions no less favorable to Acquiror or the Company than the terms and conditions of that certain existing promissory note, dated as of June 18, 2021, made by Acquiror to Sponsor evidencing one of the Sponsor Loans outstanding on the date hereof (as such terms are in effect on the date hereof);

(ii)   declare, set aside, make or pay any dividend or distribution with respect to Acquiror’s equity securities;

(iii)   (A) issue, transfer, grant, sell, deliver or otherwise dispose of or authorize the issuance, transfer, grant, sale, delivery or disposition of any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities or post-Domestication securities of Acquiror (including options, warrants or other equity-based awards) or (B) amend, modify or waive any of the material terms or rights set forth in any Acquiror Cayman Warrants or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than, in the case of clause (A), (w) issuances, transfers, grants, sales, deliveries or dispositions to the Company or in connection with the exercise of any Acquiror Cayman Warrants outstanding on the date hereof, (x) the issuance of Acquiror Cayman Warrants to Sponsor pursuant to the conversion of the Specified Existing Sponsor Loan in accordance with the terms thereof as in effect on the date hereof and any subsequent exercise of such Acquiror Cayman Warrants by the Sponsor in accordance with the terms thereof, (y) Domesticated Acquiror Class A Common Stock or any warrants exercisable for shares of Domesticated Acquiror Class A Common Stock at a purchase price, or at an exercise price, as applicable, payable to Acquiror equal to or greater than ten dollars ($10.00) per share pursuant to a subscription agreement entered into with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) and with a party whose business is evaluating, making and managing investments in and acquiring businesses and is not a strategic operator of a business that competes, directly or indirectly, with the Company, or operates in the same or similar business as the Company (any agreement in respect of the purchase or sale of such Domesticated Acquiror Class A Common Stock or warrants in compliance with this exception, an “Acceptable Subscription Agreement”), and (z) to effect a transfer or agreement to transfer (which may be effectuated as a forfeiture to Acquiror and reissuance by Acquiror) of Acquiror Cayman Class B Ordinary Shares by Sponsor to an equity investor pursuant to a PIPE Subscription Agreement or an Acceptable Subscription Agreement, in the case of an Acceptable Subscription Agreement, entered into with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) (a “Syndication Transfer”);

(iv)   effect any recapitalization, combination, redemption, purchase, repurchase, reclassification, equity split, exchange or like change in capitalization or adopt any plan of liquidation, arrangement, dissolution, merger, consolidation or other reorganization, other than (x) a redemption of Acquiror Cayman Class A Ordinary Shares made as part of the Acquiror Share Redemptions and (y) in connection with a Syndication Transfer;

(v)   (A) seek any approval from the Acquiror Shareholders or (B) change, modify or amend the Trust Agreement (including withdrawing amounts from the Trust Account) or the Organizational Documents of Acquiror, except in each case as contemplated by the Transaction Proposals;

(vi)   form any Subsidiary;

(vii)   (A) make, revoke or change any material Tax election, (B) adopt or change any method of accounting or annual accounting period for Tax purposes, (C) settle or compromise any material Tax Liability, (D) file any material Tax Return outside the ordinary course of business or make any material amendment to any material Tax Return, (E) surrender any right to claim a material refund, credit or other similar Tax benefit, (F) waive or extend the statute of limitations in respect of any material Tax claim or assessment or (G) enter into any material agreement with a Governmental Entity with respect to Taxes;

(viii)   other than (A) as expressly required by the Sponsor Support Agreement or the Sponsor Side Letter and (B) entering into any Sponsor Loan pursuant to Section 6.5(b)(i)(C), enter into, renew or amend in any material respect, any Sponsor Related Party Transaction or any Contract with an Affiliate of Acquiror;

(ix)   sell, assign, transfer, convey, lease, license, abandon, dedicate to the public or otherwise dispose of any material tangible assets or properties of Acquiror;

(x)   (A) merge, consolidate or combine with any Person; or (B) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(xi)   commence, settle or compromise any Action material to Acquiror or its properties or assets;

(xii)   make any material change in its accounting methods, practices, policies or procedures, except as required by a change in GAAP, by a change in applicable Law or interpretation thereof or at the request or requirement of a Governmental Entity;

(xiii)   create, incur, assume, or suffer to exist any Lien (other than Permitted Liens) on any of Acquiror’s assets, tangible or intangible;

(xiv)   other than as expressly required by the Sponsor Support Agreement or the Sponsor Side Letter, enter into, modify in any material respect or terminate (other than expiration in accordance with its terms), any material Contract or transaction (other than as permitted pursuant to Section 6.5(b)(viii));

(xv)   conduct any business activities, or offer any products or services, other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination; or

(xvi)   enter into any agreement to do any action prohibited under this Section 6.5.

(c)   During the Interim Period, Acquiror shall comply with, and continue performing under, as applicable, Acquiror’s Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror may be a party.

Section 6.6   Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Organizational Documents and any limitations imposed under applicable Laws and NYSE listing requirement, and conditioned upon the occurrence of the Closing, Acquiror shall take all such action within its power as may be necessary or appropriate to cause the individuals set forth on, or determined in the manner set forth on, Section 6.6 of the Company Disclosure Letter to be elected or appointed, as applicable, as members of the Board of Directors and/or officers of Acquiror, as indicated thereon, in each case effective as of immediately following the Closing, including obtaining resignation letters (in a form reasonably acceptable to the Company) from the members of the Board of Directors as of immediately prior to the Closing who are not set forth on Section 6.6 of the Company Disclosure Letter and adopting the necessary resolutions of the Board of Directors.

Section 6.7   Domestication. Subject to receipt of the Acquiror Shareholder Approval, at the Closing and in accordance with the steps set forth in Section 2.1, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Secretary of State of the State of Delaware the Certificate of Domestication (in form and substance reasonably acceptable to Acquiror and the Company) together with the Acquiror Delaware Certificate, in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made under the Cayman Companies Act with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. Acquiror shall cause the Acquiror Delaware Bylaws to be adopted promptly following the effectiveness of the Domestication and in any event no later than the consummation of the Closing. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding share of Acquiror Cayman Class A Ordinary Shares shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock; (ii) each then issued and outstanding share of Acquiror Cayman Class B Ordinary Shares shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class X Common Stock (which Domesticated Acquiror Class X Common Stock, for avoidance of doubt, will automatically convert on a one-for-one basis into Domesticated Acquiror Class A Common Stock upon the consummation of the Closing pursuant to the terms of the Acquiror Delaware Certificate); (iii) each then issued and outstanding Acquiror Cayman Warrants shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Acquiror Cayman Unit shall separate automatically into a share of Domesticated Acquiror Class A Common Stock, on a one-for-one basis, and one-third of one Domesticated Acquiror Warrant.

Section 6.8   Indemnification and Insurance.

(a)   From and after the Closing, Acquiror agrees that it shall indemnify and hold harmless each present and former director, officer, member, manager and employee of (x) the Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such, and together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, whether formal or informal, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective Organizational Documents and indemnification agreements in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law, Organizational Documents and indemnification agreements). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Closing provisions in its Organizational Documents and indemnification agreements concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ (including the Company’s and its Subsidiaries’) former and current directors, officers, members, managers, employees, and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of the Closing, and (ii) not amend, repeal or otherwise modify such provisions in any respect that may reasonably be expected to adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 6.8.

(b)   For a period of six (6) years from the Closing, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by the Company for such insurance in effect at the Closing (the “Maximum Amount”) and if for any year within the six (6) year period the premium for such insurance exceeds the Maximum Amount or such insurance is not available, Acquiror shall obtain the best possible coverage available for an annual premium not exceeding the Maximum Amount; provided, however, that Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining six (6) year “tail” insurance containing terms no less favorable than the terms of such current insurance coverage with respect to any claim or other matter arising from any act, omission, fact or event actually or allegedly existing or occurring at or prior to the Closing. If any claim or other matter is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 6.8 shall be continued in respect of such claim or other matter until the final disposition thereof.

(c)   Acquiror may cause coverage to be extended under Acquiror’s current directors’ and officers’ liability insurance by obtaining six (6) year “tail” insurance containing terms no less favorable than the terms of such current insurance coverage with respect to any claim or other matter arising from any act, omission, fact or event actually or allegedly existing or occurring at or prior to the Closing and if any claim or other matter is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 6.8 shall be continued in respect of such claim or other matter until the final disposition thereof; provided, however, that in no event shall Acquiror pay an aggregate annual premium for such “tail” insurance in excess of three hundred percent (300%) of the aggregate premium payable by Acquiror for such insurance in effect at the Closing (the “Acquiror D&O Maximum Amount”) and if such “tail” insurance is unavailable or the cost of such “tail” insurance exceeds the Acquiror D&O Maximum Amount, Acquiror shall obtain the best possible coverage available for an aggregate premium not exceeding the Acquiror D&O Maximum Amount.

(d)   Notwithstanding anything contained in this Agreement to the contrary, this Section 6.8 shall survive the consummation of the Transactions indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 6.8. The D&O Indemnified Parties shall be express third party beneficiaries of, and entitled to enforce, this Section 6.8.

(e)   On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 6.9   Acquiror Public Filings. During the Interim Period, Acquiror will use its reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 6.10   PIPE Subscriptions. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Minimum PIPE Investment Amount or the subscription amount under any PIPE Subscription Agreement or reduce or impair the rights of Acquiror under any PIPE Subscription Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided that, in the case of any such assignment or transfer, the initial party to such PIPE Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Domesticated Acquiror Class A Common Stock contemplated thereby. Subject to the immediately preceding sentence and in the event that all conditions in the PIPE Subscription Agreements have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable PIPE Subscription Agreement in accordance with its terms. Without limiting the generality of the foregoing, Acquiror shall give the Company prompt (and, in any event within two (2) Business Days) written notice: (A) of any amendment to any PIPE Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of Acquiror’s knowledge of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any PIPE Subscription Agreement; (C) of the receipt of any written notice or other written communication from any party to any PIPE Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any PIPE Subscription Agreement or any provisions of any PIPE Subscription Agreement; and (D) if Acquiror does not expect to receive all or any portion of the aggregate subscription amounts on the terms, in the manner or from the PIPE Investors contemplated by the PIPE Subscription Agreements.

Section 6.11   Stockholder Litigation. In the event that any litigation related to this Agreement, any Transaction Document or the Transactions is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give reasonable due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that to the extent such settlement requires solely the provision of additional disclosure in the Proxy Statement/Registration Statement, which disclosure is not Evaluation Material (as defined in the Confidentiality Agreement), the Company’s prior written consent shall not be required (but Acquiror shall reasonably consult with the Company and consider in good faith comments provided by the Company with respect to such additional disclosure).

Section 6.12   Affiliate Agreements. Except as set forth on Section 6.12 of the Acquiror Disclosure Letter, all Sponsor Related Party Transactions shall be terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries.

Section 6.13   Financing Cooperation. Prior to Closing, at the sole cost of the Company, Acquiror agrees to use its reasonable best efforts to provide, and to cause its Representatives to use reasonable best efforts to provide, the Company and its Subsidiaries with such cooperation as may be reasonably requested by the Company that is reasonably necessary in connection with any senior secured debt financing that the Company or any of its Subsidiaries may obtain or seek to obtain (“Company Debt Financing”, and the financial institutions and institutional investors that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of any Company Debt Financing, in each case, solely in their respective capacities as lenders, agents, and/or arrangers under any Company Debt Financing and not in any other capacity, are referred to as “Company Debt Financing Sources”), solely with respect to: (a) taking actions as are reasonably requested by the Company to facilitate the satisfaction on a timely basis of all conditions and covenants that may be required in connection the Company Debt Financing that are within Acquiror’s control with respect to guaranty and collateral matters to be satisfied effective at or after the Closing only (which may include the execution and delivery (on the Closing Date and effective at or after the Closing only) by Acquiror of definitive financing documents (and/or joinders or supplements thereto), officer’s certificates and other required deliverables in accordance with such conditions or covenants); (b) providing the Company at least four (4) Business Days prior to the Closing Date all documentation and other information with respect to Acquiror as will have been reasonably requested in writing by the Company at least eight (8) Business Days prior to the Closing Date that is required in connection with the Company Debt Financing by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 and the requirements of 31 C.F.R. §1010.230; (c) upon reasonable advance notice, causing appropriate senior management of

Acquiror to participate in a reasonable number of ratings agency presentations at times and in locations to be mutually agreed by the Parties, which presentations may take place via conference call or video conference in lieu of in-person meetings; and (d) assisting the Company in the preparation of customary ratings agency presentations and similar rating agency materials in connection with the Company Debt Financing with respect to information relating to Acquiror. Notwithstanding the foregoing provisions of this Section 6.13, (A) no agreement executed by Acquiror pursuant to this Section 6.13 shall be effective until at or after the Closing and Acquiror shall not be required to take any action under any such agreement that is not contingent upon the Closing or that would be effective prior to the Closing and (B) the foregoing provisions of this Section 6.13 shall not require cooperation to the extent it would (i) cause any condition to Closing set forth in Sections 8.1 or 8.2 to not be satisfied or otherwise cause any breach of this Agreement (including any representations or warranties thereunder), (ii) result in Acquiror paying any commitment or other fee, (iii) cause Acquiror to incur any expense prior to the Closing that is not reimbursed by the Company or any liability in connection with the Company Debt Financing prior to the Closing, (iv) cause any director, officer or employee of Acquiror to incur any personal liability (including that the individuals who will cease to be members of the Board of Directors of Acquiror immediately following the Closing shall not be required to enter into any resolutions or take similar action approving Acquiror becoming a party to the Company Debt Financing), (v) result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default under, any Laws or any material Contract to which Acquiror or any of its Affiliates is a party in effect on the date hereof, (vi) require Acquiror to provide access to or disclose information pursuant to this Section 6.13 that Acquiror determines would jeopardize any attorney-client privilege of Acquiror or any of its Affiliates (provided that, to the extent possible and reasonably necessary in connection with the cooperation contemplated by this Section 6.13, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or protection or, in the case of clause (v) above, compliance with applicable confidentiality obligations under any Contract to which Acquiror or any of its Affiliates is a party) or (vii) require such cooperation to the extent that it would require Acquiror to take any action that will result in a conflict, breach or violation of or default under the Organizational Documents of Acquiror. Acquiror hereby consents to the use of all of its logos in connection with the Company Debt Financing, in accordance with customary practice and subject to any reasonable restrictions that Acquiror may impose; provided that the logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage Acquiror or the reputation or the goodwill of Acquiror. All non-public or otherwise confidential information regarding Acquiror obtained by the Company or any of its Representatives pursuant to this Section 6.13 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Acquiror agrees that the Company may share non-public or otherwise confidential information with the Company Debt Financing Sources if the recipients of such information agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda (provided that Acquiror has had an opportunity to review such confidentiality agreements and confidentiality provisions). The Company shall (A) promptly upon request by the Acquiror, reimburse the Acquiror for all reasonable and documented out-of-pocket costs incurred by Acquiror solely to the extent incurred primarily as a result of and directly related to any action required pursuant to this Section 6.13 and (B) shall indemnify and hold harmless Acquiror and its Representatives (in each case, solely to the extent acting in their capacity as such and, for the avoidance of doubt, not including any Company Debt Financing Sources or their respective Representatives acting in their capacity as such) from and against any and all liabilities, losses, damages or claims and any reasonable and documented expenses related thereto incurred in any Action, in any such case, solely to the extent resulting primarily from and directly related to any action required pursuant to this Section 6.13; provided that such reimbursement, indemnity and agreement to hold harmless shall not apply to any costs, liabilities, losses, damages, claims or expenses arising or resulting from (x) the gross negligence, fraud, bad faith or willful misconduct of Acquiror or any of its Representatives (as determined by a court of competent jurisdiction in a final and non-appealable decision), (y) a material breach of the obligations of Acquiror or any of its Affiliates under any Transaction Document or (z) any Action solely between or among Acquiror and any of its Representatives (or between or among any of Acquiror’s Representatives). Notwithstanding anything to the contrary herein, Acquiror shall not be deemed to be in breach of the covenants set forth in this Section 6.13 so long as it has acted in good faith to comply with the cooperation and assistance set forth in this Section 6.13.

ARTICLE VII

JOINT COVENANTS

Section 7.1   HSR Act; Other Filings.

(a)   In connection with the Transactions:

(i)   each of the Company and Acquiror shall (and, to the extent required, the Company shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act;

(ii)   Acquiror shall promptly, but in no event later than ten (10) Business Days after the date hereof, submit an informal briefing paper to the United Kingdom Investment Security Unit in relation to approval of the Transactions under the NSIA; and

(iii)   Acquiror shall promptly after, but in no event later than five (5) Business Days after, the date of commencement of section 13 of the NSIA, notify the U.K. Secretary of State of the Transactions in accordance with section 14(1) of the NSIA.

Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b)   Each of the Company and Acquiror shall (and, to the extent required, the Company shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Action brought by an Antitrust Authority or any other Person, of any Order with respect to Antitrust Laws which would prohibit, make unlawful or delay the consummation of the Transactions.

(c)   Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Antitrust Authority or the issuance of any Order with respect to Antitrust Laws that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including, with the Company’s prior written consent, (i) proffering and consenting and/or agreeing to an Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the Agreement End Date; provided that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.1 or any other provision of this Agreement shall require or obligate, in order to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Antitrust Authority or the issuance of any Order with respect to Antitrust Laws that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, (i) Acquiror or any other Person to take any actions with respect to (1) Acquiror’s Affiliates, (2) the Sponsor, (3) the direct or indirect equityholders of the Company, (4) the PIPE Investors, (5) the counterparties to the Acceptable Subscription Agreements, (6) the respective Affiliates of any of the foregoing (other than the Acquiror and the Company or their Subsidiaries) , (7) any investment funds or investment vehicles affiliated with, or managed or advised by any of Acquiror’s Affiliates, the Sponsor, the direct or indirect equityholders of the Company, the PIPE Investors or the counterparties to the Acceptable Subscription Agreements, or (8) any portfolio company (as such term is commonly understood in the private equity industry) or investment of any of Acquiror’s Affiliates, the Sponsor, the direct or indirect equityholders of the Company, the PIPE Investors, the counterparties to the Acceptable Subscription Agreements or any such investment fund or investment vehicle and (ii) the Company or any other Person to take any action that would, individually or in the aggregate, reasonably be expected to have a material impact on the Company and its Subsidiaries, taken as a whole.

(d)   With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Entities, each of the Company and Acquiror shall (and, to the extent required, the Company shall cause its Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval or consent under Laws prescribed or enforceable by any Governmental Entity for the Transactions and to resolve any objections as may be asserted by any Governmental Entity with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such Party or any of its Affiliates from any third party or any Governmental Entity with respect to the Transactions, and each Party shall permit counsel to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Entity concerning the Transactions; provided that none of the Parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity related to the matters set forth in this Section 7.1, in each case, without the written consent of the other Party. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the Transactions.

(e)   Acquiror and the Company shall each pay fifty percent (50%) of any filing fees required by Antitrust Authorities in connection with the Transactions.

(f)   As promptly as practicable after execution of this Agreement, Acquiror will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

Section 7.2   Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a)   Registration Statement and Prospectus.

(i)   As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare, and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Domesticated Acquiror Class A Common Stock and Domesticated Acquiror Warrants to be issued in exchange for the issued and outstanding Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Public Warrants and Acquiror Cayman Units, respectively, in the Domestication (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action (including providing to the Acquiror the 2018 Audited Financial Statements audited by a Public Company Accounting Oversight Board qualified auditor that is independent under Rule 2-01 of Regulation S-X under the Securities Act). Each of Acquiror and the Company agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE) in connection with the Transactions (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii)   To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)   Each of Acquiror and the Company shall use their reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)  If at any time prior to the Closing any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(b)   Acquiror Shareholder Approval.

(i)   Acquiror shall (A) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (x) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (y) (1) duly give notice of and, (2) subject to Section 7.2(b)(iv), convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Organizational Documents and Section 710 of the NYSE Listing Rules, for a date no later than thirty (30) days following the date the Registration Statement is declared effective, and (z) solicit proxies from the holders of Acquiror Common Stock in accordance with the terms of this Agreement, and (B) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption.

(ii)   Acquiror agrees to include provisions in the Proxy Statement with respect to the (A) approval of the Domestication (the “Domestication Proposal”), (B) approval of the Acquiror Delaware Certificate (the “Amendment Proposal”) and each change to Acquiror’s Organizational Documents effected by the Acquiror Delaware Certificate and Acquiror Delaware Bylaws that is required to be separately approved, including any separate or unbundled advisory proposals as are required to implement the foregoing (collectively, the “Unbundling Precatory Proposals”), (C) approval of this Agreement and the Transactions as a Business Combination (the “BCA Proposal”), (D) to the extent required by the NYSE listing rules, approval of the issuance of shares of Acquiror Common Stock pursuant to (i) the PIPE Subscription Agreements, (ii) any Acceptable Subscription Agreements entered into after the date hereof, and (iii) this Agreement (including the Domestication) (the “Issuance Proposal”), (E) approval of the adoption by Acquiror of the ESPP (the “Acquiror ESPP Proposal”) and the Incentive Equity Plan described in Section 6.1 (the “Acquiror Incentive Plan Proposal” and together with the Domestication Proposal, Amendment Proposal, Unbundling Precatory Proposals, BCA Proposal, Issuance Proposal and Acquiror ESPP Proposal, the “Transaction Proposals”), (F) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions, and (G) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

(iii)   Acquiror shall, through its Board of Directors, recommend to its shareholders that they approve each of the Transaction Proposals (the “Recommendation”) and shall include the Recommendation in the Proxy Statement, unless the Board of Directors of Acquiror shall have changed its recommendation in accordance with this Section 7.2(b)(iii). The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify the Recommendation (a “Modification in Recommendation”); provided that, if at any time prior to obtaining the Acquiror Shareholder Approval, the Board of Directors of Acquiror determines in good faith, in response to an Acquiror Intervening Event, after consultation with its outside legal counsel, that making such proposed Modification in Recommendation is required by its fiduciary duties under applicable Law, the Board of Directors of Acquiror may, prior to obtaining Acquiror Shareholder Approval, make a Modification in Recommendation to the extent so required; provided, further, that Acquiror will not be entitled to make a Modification in Recommendation unless (A) Acquiror delivers to the Company a written notice (a “Modification in Recommendation Notice”) advising the Company that the Board of Directors of Acquiror proposes to take such action and containing the material facts underlying and reasons for the Board of Directors of Acquiror’s determination that an Acquiror Intervening Event has occurred (it being acknowledged that such Modification in Recommendation Notice shall not itself constitute a Modification in Recommendation or otherwise be a breach of this Agreement), and (B) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which Acquiror delivered the Modification in Recommendation Notice (such period from the delivery of the Modification in Recommendation Notice until 5:00 p.m., New York City time, on such fifth (5th) Business Day, the “Modification in Recommendation Notice Period”) the Board of Directors of Acquiror reaffirms in good faith, after consultation with its outside counsel, that making such proposed Modification in Recommendation is required by its fiduciary duties under applicable Law.

Acquiror will, and will use reasonable best efforts to cause its Representatives to, during the Modification in Recommendation Notice Period, engage in good faith negotiations with the Company and its Representatives (to the extent the Company wishes to do so) to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for such proposed Modification in Recommendation. For avoidance of doubt, to the fullest extent permitted by applicable Law, Acquiror’s obligations to duly give notice of and convene and hold the Acquiror Shareholders’ Meeting, and to submit the Transaction Proposals for approval at the Acquiror Shareholders’ Meeting, shall not be affected by any Modification in Recommendation. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit or otherwise restrict Acquiror from complying with its obligations under Securities Laws; provided that, for the avoidance of doubt, the Board of Directors of Acquiror may make a Modification in Recommendation only to the extent expressly permitted by the preceding sentences of this Section 7.2(b)(iii).

(iv)   To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, and (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals, subject to Acquiror’s Organizational Documents. Acquiror may postpone the Acquiror Shareholders’ Meeting prior to its commencement or adjourn the Acquiror Shareholders’ Meeting opened in accordance with the Acquiror’s Organizational Documents on one or more occasions for up to twenty (20) Business Days in the aggregate after the date for which the Acquiror Shareholders’ Meeting was originally scheduled upon the good faith determination by the Board of Directors of Acquiror that such postponement or adjournment, as the case may be, is necessary to (i) solicit additional proxies to obtain the Acquiror Shareholder Approval, (ii) obtain a quorum if one is not present at any then scheduled Acquiror Shareholders’ Meeting, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting or (iv) otherwise take actions consistent with Acquiror’s obligations under Section 7.3.

Section 7.3   Support of Transaction. Without limiting any covenant or rights contained in Article V or Article VI, and subject to Section 7.1, Section 7.2(b)(iii) and Section 7.2(b)(iv) (it being acknowledged that any Modification in Recommendation made in accordance with Section 7.2(b)(iii) shall not in and of itself constitute a breach of this Section 7.3), Acquiror and the Company shall each, and each shall cause its respective Subsidiaries (as applicable) to, in each case, subject to the terms of this Agreement, (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Entity) that any of Acquiror, the Company or their respective Affiliates are required to obtain in order to consummate the Transactions, and (b) take such other action as soon as practicable as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of Article VIII or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable and in accordance with applicable Law.

Section 7.4   Tax Matters. All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Acquiror Transaction Expenses.

Section 7.5   Section 16 Matters. Prior to the Closing, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.6   Cooperation; Consultation. During the Interim Period, Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from the Company or its financial advisors with respect to such matters; provided that each of Acquiror and the Company acknowledges and agrees that none of their respective financial advisors shall be entitled to any fees with respect to the PIPE Investment unless otherwise mutually agreed by the Company and Acquiror in writing; provided, further, that the Company’s financial advisors shall, at the option of such financial advisors, be credited as a placement agent with respect to the PIPE Investment.

Section 7.7  Confidentiality. Subject to Section 7.8, the Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference and (i) Acquiror agrees to be bound by the terms of the Confidentiality Agreement as if references therein to “Apollo Management Holdings, L.P.” or “you” were replaced with Acquiror. Following the Closing, the Confidentiality Agreement

shall be terminated; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms and this Section 7.7.

Section 7.8   Publicity.

(a)   All press releases or other public announcements or communications relating to this Agreement or the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval (not to be unreasonably withheld, conditioned or delayed) of Acquiror and the Company; provided that no Party shall be required to obtain consent pursuant to this Section 7.8(a) to the extent such Party is making a statement that is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 7.8(a) (it being understood that, to the extent practicable, the Party making such statement shall provide such announcement to the other Party prior to release and consider in good faith any comments from such other Party).

(b)   The restrictions in Section 7.8(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Entity or stock exchange rule; provided, however, the Party making such public announcement shall, to the extent permitted by Law, provide such announcement to the other Party prior to release and consider in good faith any comments from such other Party.

Section 7.9   Acquiror Equity Financing. For avoidance of doubt, during the Interim Period and subject to Section 6.5(b)(iii), Acquiror may execute Acceptable Subscription Agreements with equity investors. In the event that Acquiror desires to seek additional financing from potential equity investors pursuant to Acceptable Subscription Agreements, the Company agrees, and shall cause the appropriate officers and employees thereof, to use reasonable best efforts to cooperate in connection with the arrangement of such financing as may be reasonably requested by Acquiror. Notwithstanding anything to the contrary herein, the Company shall not be deemed to be in breach of the covenants set forth in this Section 7.9 so long as it has acted in good faith to comply with the cooperation and assistance set forth in this Section 7.9.

Section 7.10   Compliance Provisions. The Company and Acquiror agree to amend the compliance provisions set forth in the form of Shareholders Agreement attached hereto as Exhibit C prior to the Closing to reflect any revisions agreed to between the Company and Alder in accordance with the procedures set forth in Section 9(a) of the Accelerate Letter Agreement. The Company agrees that it shall not agree to amend Section 9(a) of the Accelerate Letter Agreement in a manner that is adverse to the Company in any material respect without the prior written consent of Acquiror (not to be unreasonably withheld, conditioned or delayed).

ARTICLE VIII

CONDITIONS TO OBLIGATIONS

Section 8.1   Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such Parties:

(a)   The Acquiror Shareholder Approval, other than the Unbundling Precatory Proposals, shall have been obtained;

(b)   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(c)   The waiting period or periods under the HSR Act applicable to the Transactions shall have expired or been terminated and all permits, approvals, clearances, non-objections and consents of, the Antitrust Authorities listed on Section 8.1(c) of the Company Disclosure Letter shall have been procured or obtained;

(d)   There shall not be in force any Order enjoining or prohibiting the consummation of the Transactions or any Law that makes the consummation of the Transactions illegal or otherwise prohibited;

(e)   Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to all Acquiror Share Redemptions;

(f)    The listing application filed pursuant to Section 6.3 shall have been approved by the NYSE (subject to official notice of issuance); and

(g)   The Domestication shall have become effective as provided in Section 6.7 and a time-stamped copy of the Certificate of Domestication evidencing its filing with the Secretary of State of the State of Delaware shall have been delivered to the Company.

Section 8.2   Conditions to the Obligations of Acquiror. The obligation of Acquiror to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)   (i) The representations and warranties of the Company contained in the first sentence of Section 3.3(a) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Transaction Documents, (ii) the representations and warranties of the Company contained in Section 3.7(b) shall be true and correct in all respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date and (iii) each of the representations and warranties of the Company contained in this Agreement (other than the first sentence of Section 3.3(a) and Section 3.7(b)) and each of the representations and warranties of the Company contained in the Acquiror Class B Common Stock Subscription Agreement (in each case, disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)   Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects;

(c)   Acquiror shall have received a certificate, in form and substance reasonably acceptable to Acquiror, executed by an officer of the Company on behalf of the Company and dated as of the Closing Date, certifying that each of the conditions specified in Section 8.2(a) and Section 8.2(b) has been satisfied; and

(d)   Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and remain in effect.

Section 8.3   Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company (provided, however, that the Company shall not waive the condition in Section 8.3(d) without the prior written consent of Acquiror (such consent to not be unreasonably withheld, conditioned or delayed)):

(a)   (i) The representations and warranties of Acquiror contained in the first sentence of Section 4.3(a) and the first and second sentences of Section 4.3(b) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Transaction Documents, (ii) the representations and warranties of Acquiror contained in Section 4.7(b) shall be true and correct in all respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date and (iii) each of the representations and warranties of Acquiror contained in this Agreement (other than the first sentence of Section 4.3(a), the first and second sentences of Section 4.3(b), and Section 4.7(b)) and each of the representations and warranties of Acquiror contained in the Acquiror Subscribed Ordinary Shares Subscription Agreement (in each case, disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Acquiror Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect;

(b)   each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;

(c)   the Company shall have received a certificate, in form and substance reasonably acceptable to the Company, executed by an officer of Acquiror on behalf of Acquiror and dated as of the Closing Date, certifying that each of the conditions specified in Section 8.3(a) and Section 8.3(b) has been satisfied;

(d)   the Available Acquiror Cash shall be no less than the Minimum Available Acquiror Cash Amount; and

(e)   since the date of this Agreement, no Acquiror Material Adverse Effect shall have occurred and remain in effect.

ARTICLE IX

TERMINATION/EFFECTIVENESS

Section 9.1   Termination. This Agreement may be terminated and the Transactions abandoned any time prior to the Closing:

(a)   by mutual written consent of the Company and Acquiror;

(b)   by written notice from either the Company or Acquiror to the other if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order which has become final and non-appealable and has the effect of enjoining or prohibiting the consummation of the Transactions or if there shall be adopted any Law that permanently makes consummation of the Transactions illegal or otherwise prohibited; provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party if such Party’s material breach of this Agreement has been the primary cause of, or primarily resulted in, such Order having been so enacted, issued, promulgated, enforced or entered;

(c)   by written notice from either the Company or Acquiror to the other if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)   by written notice to Acquiror from the Company prior to Acquiror obtaining the Acquiror Shareholder Approval if there has been a Modification in Recommendation;

(e)   by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that a condition specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), so long as Acquiror is not then in material breach of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions specified in Section 8.3 would not be satisfied at the Closing; provided that, if any such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or such shorter period of time that remains between the date Acquiror provides written notice of such breach and the Agreement End Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to exercise such reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless Acquiror is in material breach of any representation, warranty, covenant or agreement contained in this Agreement and such material breach is the primary cause of the failure of a condition set forth in Article VIII to have been satisfied or waived on or prior to the Agreement End Date; or

(f)    by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that a condition specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), so long as the Company is not then in material breach of its representations, warranties, covenants or agreements contained in this Agreement such that the conditions specified in Section 8.2 would not be satisfied at the Closing; provided that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days (or such shorter period of time that remains between the date Acquiror provides written notice of such breach and the Agreement End Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach of any representation, warranty, covenant or agreement contained in this Agreement and such material breach is the primary cause of the failure of a condition set forth in Article VIII to have been satisfied or waived on or prior to the Agreement End Date.

Section 9.2   Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or any of their respective Affiliates, officers, directors or stockholders, other than liability of the Company or Acquiror (subject to the limitations and agreements set forth in Section 10.1), as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of Section 7.7, this Section 9.2, and Article X and the Confidentiality Agreement (as modified by Section 7.7) shall survive any termination of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1   Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Acquiror and one or more businesses or assets. The Company further acknowledges that, as described in the Acquiror’s prospectus relating to its initial public offering dated October 1, 2020 and filed October 5, 2020 (the “Prospectus”), available at www.sec.gov, substantially all of Acquiror’s assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Acquiror, its public stockholders and the underwriters of Acquiror’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the time, effort and expense to be undertaken by Acquiror hereunder, the Company, on behalf of itself and its Representatives, hereby irrevocable waives any and all right, title and interest, or any claim of any kind they have or may have in the future arising out of this Agreement or the actions contemplated to be done by or on behalf of the Parties hereunder, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement or such actions; provided that nothing in this Section 10.1 shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief in connection with this Agreement, in each case, subject to the terms and conditions of the other sections of this Agreement.

Section 10.2   Waiver. Any party to this Agreement may, at any time prior to the Closing, (a) extend the time for the performance of the obligations or acts of the other Party, (b) waive any inaccuracies in the representations and warranties (of another Party) that are contained in this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. No waiver by any Party of any default, breach of representation or warranty or breach of covenant under this Agreement, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 10.3   Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

(a)               If to Acquiror to:

Apollo Strategic Growth Capital

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention:    James Crossen

with copies to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attn:    Ross A. Fieldston; Brian M. Janson

E-mail: rfieldston@paulweiss.com; bjanson@paulweiss.com

(b)               If to the Company, to:

c/o GBT US LLC

General Counsel’s Office

666 Third Avenue

New York, NY 10017

Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attn:   Peter D. Serating; Thaddeus P. Hartmann

E-mail:Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 10.4   Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 10.5   Rights of Third Parties. Except as otherwise expressly provided herein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, other than with respect to any of the Company Debt Financing Sources, which, for the avoidance of doubt, are addressed in the last proviso to this Section 10.5, (a) the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 6.8, (b) the Company WP Group, Skadden, Company Counsel, the Acquiror WP Group and Acquiror Counsel are intended third-party beneficiaries of, and may enforce, Section 10.17, and (c) the past, present and future directors, officers, employees, incorporators, members, general and limited partners, stockholders, controlling Persons, direct and indirect equityholders, managers, Affiliates, affiliated (or commonly advised) funds, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 10.15 and Section 10.18; provided, further, the Company Debt Financing Sources are intended third-party beneficiaries of, and may enforce, this Section 10.5 and Section 10.19.

Section 10.6   Expenses. Except as otherwise set forth in this Agreement, each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, Acquiror shall (a) pay or cause to be paid, the Unpaid Transaction Expenses, and (b) pay or cause to be paid, any Acquiror Transaction Expenses, in each of case (a) and (b), in accordance with Section 2.4(d). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 10.6 shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account.

Section 10.7   Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, except to the extent (and solely to such extent) that the authorization, effectiveness and effect of the Domestication are required to be governed by the Cayman Companies Act.

Section 10.8   Headings; Counterparts; Effectiveness. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any Party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

Section 10.9   Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed under this Agreement, nor shall such information be deemed to establish a standard of materiality. For all purposes of this Agreement, references to the “Company Disclosure Letter” in any section of this Agreement and the Company Disclosure Letter shall include all disclosure set forth in the Evergreen Disclosure Schedule (as defined by the Equity Contribution Agreement) if it is reasonably apparent that the disclosure in the Evergreen Disclosure Schedule is responsive to such section of this Agreement or section of the Company Disclosure Letter.

Section 10.10   Entire Agreement. This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter) and the Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries or Affiliates relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in this Agreement and the Transaction Documents.

Section 10.11   Amendments. Subject to the provisions of applicable Law, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the shareholders of any of the Parties shall not restrict the ability of the Parties to terminate this Agreement in accordance with Section 9.1 or the ability of such Party to enter into an amendment of this Agreement in accordance with this Section 10.11, subject to such further shareholder approvals of any such amendment as may be required under applicable Law and the Organizational Documents of such Party.

Section 10.12   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 10.13   Jurisdiction; Waiver of Jury Trial.

(a)   Any Action based upon, arising out of or related to this Agreement or the Transactions, must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the Parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court and (v) agrees to accept service of process in any such Action if given in the same manner for giving notices under Section 10.3 or in any other manner permitted by applicable Law. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 10.13.

(b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 10.14    Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement (provided that any such claim is made prior to the valid termination of this Agreement in accordance with Section 9.1), in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall oppose the granting of specific performance and other equitable relief on the basis, or allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the Transactions and without that right, neither Party would have entered into this Agreement.

Section 10.15    Non-Recourse.

(a)   Solely with respect to the Company and Acquiror, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Parties, and then only with respect to the specific obligations undertaken by such Party.

(b)   Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party) and other than with respect to Debt Financing Sources (which, for the avoidance of doubt, are addressed in Section 10.19), (i) no past, present or future director, officer, employee, incorporator, member, general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, Affiliate, affiliated (or commonly advised) fund, agent, attorney, advisor or representative, or any of their respective assignees or successors, of the Company or Acquiror and (ii) no past, present or future director, officer, employee, incorporator, member, general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, Affiliate, affiliated (or commonly advised) fund, agent, attorney, advisor or representative, or any of their respective assignees or successors, of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 10.16    Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this ARTICLE X.

Section 10.17    Conflicts and Privilege.

(a)   Acquiror hereby agrees on behalf of itself and its directors, officers, employees and Affiliates (including after the Closing, the Company) and each of their respective successors and assigns (all such parties, the “Acquiror Waiving Parties”), that Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Steptoe & Johnson LLP or other counsel to the Company in respect of the Transactions (collectively, “Company Counsel”), may represent the Company or any of its directors, members, equityholders, partners, officers, employees or Affiliates (collectively, the “Company WP Group”), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, any Transaction Document or the Transactions, including the PIPE Investment, notwithstanding its prior representation (or any continued representation) of the Company and its Subsidiaries or other Acquiror Waiving Parties, and Acquiror, on behalf of itself and the other Acquiror Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Acquiror, for itself and the other Acquiror Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between the Company and its Subsidiaries, or any other member of the Company WP Group, on the one hand, and its counsel, including Company Counsel, on the other hand, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction

Documents or the Transactions, including the PIPE Investment, or any matter relating to any of the foregoing, shall be deemed privileged and confidential, and shall remain with, belong to and be controlled by the Company WP Group (the “Company Privileged Communications”), without any waiver of the attorney-client privilege or expectation of confidentiality. Acquiror, together with the Acquiror Waiving Parties, agrees that they may not access, use or rely on any of the Company Privileged Communications, wherever located, in any Action against or involving any of the Parties after the Closing, and Acquiror, together with the Acquiror Waiving Parties, agrees not to assert that any privilege has been waived as to the Company Privileged Communications, by virtue of the Transactions.

(b)   The Company hereby agrees on behalf of itself and its directors, officers, employees and Affiliates and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Acquiror Counsel”) may represent the Sponsor, the stockholders or holders of other equity interests of the Sponsor or of Acquiror or any of their respective directors, members, equityholders, partners, officers, employees or Affiliates (collectively, the “Acquiror WP Group”), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, any Transaction Document or the Transactions, including the PIPE Investment, notwithstanding its prior representation (or any continued representation) of the Sponsor, Acquiror or other Company Waiving Parties, and the Company, on behalf of itself and the other Company Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company, for itself and the other Company Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between the Sponsor, Acquiror, or any other member of the Acquiror WP Group, on the one hand, and Acquiror Counsel, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the Transactions, including the PIPE Investment, or any matter relating to any of the foregoing, shall be deemed privileged and confidential, and shall remain with, belong to and be controlled by the Acquiror WP Group (the “Acquiror Privileged Communications”), without any waiver of the attorney-client privilege or expectation of confidentiality. The Company, together with the Company Waiving Parties, agrees that they may not access, use or rely on any of the Acquiror Privileged Communications, wherever located, in any Action against or involving any of the Parties after the Closing, and the Company, together with the Company Waiving Parties, agrees not to assert that any privilege has been waived as to the Acquiror Privileged Communications, by virtue of the Transactions. For the avoidance of doubt, in the event that a dispute arises between the Company WP Group and a third party (other than a Party to this Agreement or a member of the Acquiror WP Group) after the Closing, the Company and its Affiliates (including, after the Closing, Acquiror) may assert the attorney-client privilege to prevent disclosure of Acquiror Privileged Communications to such third party and use such Acquiror Privileged Communications in such dispute with a third party.

Section 10.18    No Other Representations or Warranties.

(a)   The Parties agree that the express representations and warranties made by the Company in Article III and any Transaction Document to which it and Acquiror are both party (including any certificate delivered hereunder or thereunder) are the exclusive representations and warranties made by the Company to Acquiror in connection with the Transactions, and Acquiror understands, acknowledges and agrees that: (i) without limitation to the generality of the foregoing, except as expressly made by the Company in Article III or any Transaction Document to which it and Acquiror are both party (including any certificate delivered hereunder or thereunder), neither the Company nor any other Person has made any other representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, its Subsidiaries, its or their businesses or the Transactions provided to Acquiror or any Representative thereof (including (a) any confidential information memoranda or management presentations distributed on behalf of the Company or its Subsidiaries, or other publications or data room information (whether or not accessed by Acquiror or its Representatives) to Acquiror or any Representative thereof, or any other document, information, estimates or projection in any form provided to Acquiror or any Representative thereof in connection with the Transactions, or (b) the projections or other forward-looking statements of the Company, its Subsidiaries or its or their businesses) in expectation or furtherance of the Transactions; (ii) the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including those which may be contained in any presentation or similar materials regarding the Company, its Subsidiaries or its or their businesses or in any materials provided to Acquiror (whether or not accessed by Acquiror or its Representatives) during the course of its due diligence investigation of the Company, its Subsidiaries or its or their businesses, except as expressly made by the Company in Article III or any Transaction Document to which it and Acquiror are both party (including any certificate delivered hereunder or thereunder); (iii) no Person has been authorized by the Company to make any representations or warranties relating to any of the Company, its Subsidiaries or the business of the Company or its Subsidiaries or otherwise in connection with the Transactions except as expressly made by the Company in Article III or any Transaction Document to which it and Acquiror are both party (including any certificate delivered hereunder or thereunder), and Acquiror will not and may not rely on any other representations or warranties as having been authorized by the Company or any of its Subsidiaries, and any such other representations or warranties shall not be deemed to have been made by the Company or any of its Subsidiaries; and (iv) in making its determination to proceed with the Transactions, Acquiror shall rely and has relied solely on its own examination and investigation of the Company, its Subsidiaries and its and their businesses, and the representations and warranties expressly made by the Company in Article III and the Transaction Documents to which it and Acquiror are both party (including any certificate delivered hereunder or thereunder).

(b)   The Parties agree that the express representations and warranties made by Acquiror in Article IV and any Transaction Document to which it and the Company are both party (including any certificate delivered hereunder or thereunder) are the exclusive representations and warranties made by Acquiror to the Company in connection with the Transactions, and the Company understands, acknowledges and agrees that: (i) without limitation to the generality of the foregoing, except as expressly made by Acquiror in Article IV or any Transaction Document to which it and the Company are both party (including any certificate delivered hereunder or thereunder), neither Acquiror nor any other Person has made any other representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Acquiror, its Subsidiaries, its or their businesses or the Transactions provided to the Company or any Representative thereof in expectation or furtherance of the Transactions; (ii) Acquiror expressly disclaims any representations or warranties of any kind or nature, express or implied, including those which may be contained in any presentation or similar materials regarding Acquiror or its business or in any materials provided to the Company (whether or not accessed by the Company or its Representatives) during the course of its due diligence investigation of Acquiror or its business, except as expressly made by Acquiror in Article IV or any Transaction Document to which it and the Company are both party (including any certificate delivered hereunder or thereunder); (iii) no Person has been authorized by Acquiror to make any representations or warranties relating to Acquiror or the business of Acquiror or otherwise in connection with the Transactions except as expressly made by Acquiror in Article IV or any Transaction Document to which it and the Company are both party (including any certificate delivered hereunder or thereunder), and the Company will not and may not rely on any other representations or warranties as having been authorized by Acquiror, and any such other representations or warranties shall not be deemed to have been made by Acquiror; and (iv) in making its determination to proceed with the Transactions, the Company shall rely and has relied solely on its own examination and investigation of Acquiror and its business, and the representations and warranties expressly made by Acquiror in Article IV and the Transaction Documents to which it and the Company are both party (including any certificate delivered hereunder or thereunder).

Section 10.19    Company Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties hereby:

(a)   agrees that it will not bring or support, whether in Contract or in tort or otherwise, any Action (whether in Law or in equity) against a Company Debt Financing Source (and/or any officer, director, employee, controlling person, advisor, agent or attorney of a Company Debt Financing Source (acting in its capacity as such)) in any way arising out of, or relating to, this Agreement or any of the transactions contemplated hereby (each, a “Company Debt Financing Source Action”) in any forum other than any of the courts of the State of New York sitting in New York County or of the United States for the Southern District of the State of New York (or any appellate courts thereof);

(b)   agrees that any Company Debt Financing Source Action shall be governed by, and construed in accordance with, the law of the State of New York, except as otherwise provided in the applicable documentation relating to the Company Debt Financing;

(c)   (i) agrees that any Company Debt Financing Source Action shall be subject to the exclusive jurisdiction of the courts of the State of New York sitting in New York County or of the United States for the Southern District of the State of New York, so long as such forum is and remains available, and any appellate court thereof, and (ii) irrevocably submits itself and its property with respect to any Company Debt Financing Source Action to the exclusive jurisdiction of such courts;

(d)   IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY COMPANY DEBT FINANCING SOURCE ACTION;

(e)   acknowledges and agrees that none of the Company Debt Financing Sources shall have any liability or obligation to Acquiror in connection with the Company Debt Financing or relating to this Agreement or the Transactions, whether in law or in equity, whether in contract or in tort or otherwise; provided that the foregoing is not intended to, and shall not be construed to, in any way limit, qualify or modify (i) any obligation or liability of the Company under or pursuant to any Transaction Document to which it is a party owing to any of the other parties to such Transaction Document or (ii) any rights of Acquiror against the Company pursuant to any Transaction Document to which both Acquiror and the Company are parties;

(f)    agrees that Section 10.5 and this Section 10.19 shall not be amended in any way adverse to any Company Debt Financing Source without the prior written consent of the requisite Company Debt Financing Sources;

(g)   Notwithstanding anything to the contrary in this Agreement (including, without limitation, any provision of Section 9.2, Section 10.15 or this Section 10.19), nothing expressed or implied in this Agreement is intended or shall be construed to in any way limit, qualify or modify (x) any obligation or liability of any Company Debt Financing Source under or pursuant to any documentation related to or governing any of the Company Debt Financing or (y) any rights or remedies of the Company or any of its Subsidiaries under or pursuant to any documentation related to or governing any of the Company Debt Financing

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

APOLLO STRATEGIC GROWTH CAPITAL

By:	/s/ Sanjay Patel
	Name:	Sanjay Patel

	Title:	Chief Executive Officer

GBT JERSEYCO LIMITED

By:	/s/ Eric J. Bock
	Name:	Eric J. Bock
	Title:	Chief Legal Officer, Global Head of Mergers & Acquisitions and Corporate Secretary

[Signature Page to Business Combination Agreement]

Annex D

Form of Shareholders Agreement

SHAREHOLDERS AGREEMENT

DATED AS OF

[                      ], 2022

BY AND AMONG

GLOBAL BUSINESS TRAVEL GROUP, INC.,

GBT JERSEYCO LIMITED,

AMERICAN EXPRESS TRAVEL HOLDINGS

NETHERLANDS COÖPERATIEF U.A.,

JUWEEL INVESTORS (SPC) LIMITED

AND

EG CORPORATE TRAVEL HOLDINGS LLC.

Page

(continued)
10.20.	Construction	D-41
10.21.	Operating Agreement Compliance	D-41

Schedules
Schedule 2.1.3	Restricted Persons
Schedule 3.1.1	Board of Directors as of the Effective Date
Schedule 7.1.1	Existing Lines of Business
Schedule 7.1.2	Exceptions to Restrictions on Certain Activities
Schedule 9.1.3	Anti-Corruption of the Company
Schedule 9.2.3	Anti-Corruption of each Shareholder
Schedule 10.5	Addresses for Notices

Annex

Annex A	Tax Residency Guidelines
Annex B	Compliance Term Sheet

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this “Shareholders Agreement”), dated as of [ ], 2022 (the “Effective Date”), is by and among Global Business Travel Group, Inc., a Delaware corporation (the “Company”), GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“JerseyCo”), American Express Travel Holdings Netherlands Coöperatief U.A., a cooperative organized under the laws of the Netherlands (“Amex”), Juweel Investors (SPC) Limited, an exempted segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands (“Juweel”) and EG Corporate Travel Holdings LLC, a Delaware, United States limited liability company (“Expedia”). The parties hereto (other than the Company and JerseyCo) are sometimes hereinafter referred to individually as a “Shareholder” or collectively as the “Shareholders.”

RECITALS

WHEREAS, in connection with the consummation of the transactions contemplated by that certain Business Combination Agreement (the “BCA”), dated as of December 2, 2021, by and between JerseyCo and Apollo Strategic Growth Capital, a Cayman Islands exempted company (“Acquiror”), JerseyCo and Acquiror desire to enter into this Shareholders Agreement; and

WHEREAS, the parties to this Shareholders Agreement desire to provide for certain rights and obligations with respect to the Shares and with respect to the Company and JerseyCo.

NOW, THEREFORE, in consideration of the premises and of the terms and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

As used in this Shareholders Agreement, the following terms shall have the meanings ascribed to them below:

“A Ordinary Shares” shall mean voting redeemable shares of JerseyCo designated as ordinary shares with a nominal value of Euro €0.00001, all of which are held as of the Effective Date by the Company, including all such securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date.

“Acquiror” shall have the meaning ascribed to it in the recitals.

“Advance Amount” shall have the meaning ascribed to it in Section 4.3.1.

“Affiliate” of a Person shall mean another Person, directly or indirectly, controlled by, controlling or under common control with such first Person. For purposes of this Shareholders Agreement, (i) the Company, JerseyCo and their Subsidiaries shall be deemed not to be Affiliates of Amex, Juweel, any other Shareholder, any Amex Entity, any AXP Stockholder (solely as a result of its ownership of stock in American Express Company), any Juweel Investor, any Juweel Entity, any Juweel Upstream Investor or any of their respective Affiliates, (ii) each Juweel Investor and each of its respective Juweel Entities shall be deemed to be an Affiliate of Juweel but not of each other, (iii) each Amex Entity shall be deemed to be an Affiliate of Amex and of each other Amex Entity, (iv) no Juweel Upstream Investor shall be deemed to be an Affiliate of Juweel and (v) no AXP Stockholder (solely as a result of its ownership of stock in American Express Company) shall be deemed to be an Affiliate of Amex or any Amex Entity (solely as a result of its ownership of stock in American Express Company).

“Amex” shall have the meaning ascribed to it in the Preamble.

“Amex Competitor” shall mean, with respect to Amex, a Person whose prior year revenues, together with that of its Affiliates, (A) generated by its Payment Products business and business of operating a network for Payment Products, in the aggregate, exceeded an amount equal to twenty-five percent (25%) of the prior year annual combined revenues generated by American Express Company and its Affiliates from its Payment Products business, (B) generated by its Card Acceptance and Merchant Services business exceeded an amount equal to twenty-five percent (25%) of the prior year annual combined revenues generated by American Express Company and its Affiliates from its Card Acceptance and Merchant Services business or (C) generated by its Loyalty Services business exceeded an amount equal to twenty-five percent (25%) of the prior year annual combined revenues generated by American Express

Company and its Affiliates from its Loyalty Services business, in each case with such revenues to be determined using reasonable assumptions based upon information that is publicly available.

“Amex Confidential Information” shall have the meaning ascribed to it in Section 8.2.1.

“Amex Entity” shall mean any Person formed for the purpose of making a direct or indirect investment in the Amex Shares or all or substantially all of whose assets consist of its direct or indirect ownership interest in the Amex Shares and, if any, cash or cash equivalents.

“Amex Nominees” shall have the meaning ascribed to it in Section 3.1.1(a). “Amex Permitted Transferees” shall mean Amex and any Affiliate of American Express Company.

“Amex Shareholder” shall mean (i) Amex, for so long as Amex and any Amex Permitted Transferees collectively hold at least fifty percent (50%) of the issued Amex Shares, or (ii) if Amex together with any Amex Permitted Transferees do not collectively hold at least fifty percent (50%) of the issued Amex Shares, the Shareholder, together with its Permitted Transferees, that holds the largest number of issued Amex Shares; provided, however, that Shares acquired pursuant to a Registration Statement (other than a Registration Statement of a type described in any of clauses (i) through (vii) of Section 2.2.1 of the Registration Rights Agreement) or in an open market transaction shall not be taken into account for the purpose of determining the identity of the Amex Shareholder.

“Amex Shares” shall mean the Shares held by Amex on the Effective Date, including all securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date, including as a result of conversion and re-designation of C Ordinary Shares issued to Amex on account of its pre — Effective Date ownership of Company Ordinary Shares (as defined in the BCA), upon the occurrence of any Triggering Event prior to the Earnout Termination Date.

“Anti-Dilution Offer Notice” shall have the meaning ascribed to it in Section 2.4.1(a).

“Anti-Dilution Offer Period” shall have the meaning ascribed to it in Section 2.4.1(a).

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other U.S. or non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, affecting competition or market conditions through merger, acquisition or other transaction or effectuating foreign investment, in any case that are applicable to the Company, JerseyCo and their Subsidiaries.

“Applicable Commission” shall mean the United States Securities and Exchange Commission or such other foreign securities regulatory commission to which the Company, the Shares or a proposed sale of Shares is subject.

“Applicable Exchange” shall mean the National Exchange on which the Shares are listed.

“Applicable Securities Laws” shall mean the Securities Act, the Exchange Act or the securities laws, rules and regulations of such other jurisdiction worldwide to which the Company, the Shares or a proposed offering or sale of Shares is subject.

“Articles” means the memorandum and articles of association of JerseyCo adopted from time to time.

“ASC 810” means Accounting Standards Codification (ASC) Topic 810, Consolidations, under GAAP (or any successor interpretations or amendments thereto).

“AXP Stockholder” shall mean any Person that holds shares in American Express Company.

“B Ordinary Shares” shall mean non-voting redeemable shares of JerseyCo designated as ordinary shares with a nominal value of Euro €0.00001, including all such securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date, including as a result of conversion and re-designation of C

Ordinary Shares issued to certain JerseyCo shareholders on account of their pre-Effective Date ownership of Company Ordinary Shares (as defined in the BCA), upon the occurrence of any Triggering Event prior to the Earnout Termination Date.

“Banking Laws” shall mean the Bank Holding Company Act of 1956 or any other relevant banking Laws, regulations and agency interpretations and guidance.

“BCA” shall have the meaning ascribed to it in the recitals.

“BlackRock Investors” shall mean SBC Master Pension Trust, Red River Direct Investment Fund II, L.P., BR/ERB Co-Investment Fund II, L.P., BR/ERB Tactical Opportunities, L.P., SONJ Private Opportunities Fund II, L.P., The Lincoln National Life Insurance Company, Vesey Street Employee Fund IV, L.P., BlackRock Private Equity Onshore Holdings IV, L.P., DivPEP IV Offshore Holdings, L.P., Vesey Street Fund IV (ERISA) Blocker, L.P., Vesey Street Fund V, L.P., Vesey Street Fund (Cayman) V, L.P., Vesey Street Fund V (ERISA) Blocker, L.P., BlackRock Private Equity Partners VI Master, L.P., BlackRock Private Equity Partners VI US, L.P., BlackRock Special Opportunities Fund, L.P., BR Co-Investment Alfa I, L.P., BR Co-Investment Beta I, L.P., BlackRock Private Opportunities Fund III, L.P., The Equity League (Cayman), L.P., Facultas Fund, L.P., Vesey Street Fund V-M, L.P., POF III Cayman Master Fund, L.P. and POF III Scottish Master, L.P.

“BlackRock Treaty Information” shall have the meaning ascribed to it in Section 4.3.2(b).

“Board of Directors” shall mean the board of directors of the Company or any successor to the Company.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City, Jersey or London.

“Business Travel Entities” shall mean business entities with annual revenue of at least $10,000,000 (whether or not for profit) and governmental agencies.

“Business Travel Services” shall mean business travel agency services provided to Business Travel Entities pursuant to a stand-alone contract to arrange for the business and commercial travel of their employees, excluding Travel Supplier Services, covering an entire enterprise or one or more business units, geographies or divisions thereof.

“Bylaws” shall mean the Bylaws of the Company, adopted on or about the Effective Date, in accordance with the BCA, as amended, restated or otherwise modified from time to time in accordance with its terms and the terms of the Certificate of Incorporation.

“C Ordinary Shares” shall mean non-voting redeemable shares of JerseyCo designated as ordinary shares with a nominal value of Euro €0.00001, including all such securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date; provided, however, that B Ordinary Shares resulting from the conversion and re-designation of C Ordinary Shares issued to certain JerseyCo shareholders on account of their pre-Effective Date ownership of Company Ordinary Shares (as defined in the BCA), upon the occurrence of any Triggering Event prior to the Earnout Termination Date, will not constitute C Ordinary Shares under this definition.

“Capital Account” shall have the meaning ascribed to it in Section 5.1.

“Capital Contribution” shall mean, with respect to any holder of JerseyCo Shares, the amount of money or the value of any property or asset (other than money) contributed to JerseyCo (or, during periods prior to December 10, 2019, GBT III) by such holder (or its predecessor in interest). Any property or asset contributed to JerseyCo shall be valued at its Fair Market Value. If, in connection with any Capital Contribution to JerseyCo by a holder of JerseyCo Shares, the Capital Account of such holder is debited with the amount of any liability or indemnifiable loss to which any property contributed by such holder is subject, the amount of such holder’s Capital Contribution shall be reduced by an equal amount.

“Card Acceptance and Merchant Services” shall mean any and all merchant acquiring and card acceptance activities (including in respect of merchants engaged in the Restricted Business), involving, inter alia, financing, fraud prevention, payment processing, marketing, sales development, analytics, reporting and ancillary services, activities as conducted by the Global Merchant and Network Services business of American Express Company and its Affiliates (including, for the avoidance of doubt, any such activities conducted by agents or licensees) and the development, sale, distribution and provision of point-of-sale terminals, software and online solutions to merchants related to such services and activities (and including, for the avoidance of doubt, working with merchants engaged in the Restricted Business to enable the acceptance and operation of payment solutions designed to facilitate the payment and reporting of travel and entertainment services, such as the American Express Business Travel Account, the American Express Travel Agency Card and the American Express Corporate Meeting Card).

“Cardmember Services” shall mean the provision of (i) programs, products, services, benefits and features to cardmembers (or to GNS Travel Services or other licensed issuers, with respect to their cardmembers, or directly to such cardmembers), including Membership Rewards, Payback, Pay with Points, Registered Card and other card sync programs, the earning of points which can be redeemed for travel products and services (e.g., Avios, Nectar), publishing (e.g., Departures magazine), concierge services, airport lounge access, access to frequent flyer programs operated by airlines and loyalty schemes (including those operated by hotel and car hire businesses), access to events and tickets, access to preferential and promotional travel offers and promotions and any other travel-related benefits associated with the applicable card or payment product or service, such as Fine Hotels & Resorts and International Airline Program and/or (ii) digital, mobile and other electronic products or content accessible by cardmembers whether provided by Amex alone, in partnership with any third party (e.g., TripAdvisor) or by such a third party alone.

“Certares” shall mean Certares, LP.

“Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on or about the Effective Date, in accordance with the BCA, as amended, restated or otherwise modified from time to time in accordance with its terms.

“CFC” shall have the meaning ascribed to it in Section 6.3.

“Class A Common Stock” shall mean shares of Class A common stock, par value $0.0001 per share, of the Company, including all such securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date.

“Class B Common Stock” shall mean shares of Class B common stock, par value $0.0001 per share, of the Company, including all such securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date, including contemporaneously with the issuance of B Ordinary Shares to certain JerseyCo shareholders on account of their pre-Effective Date ownership of Company Ordinary Shares (as defined in the BCA), upon the occurrence of any Triggering Event prior to the Earnout Termination Date.

“Class X Common Stock” shall mean Class X common stock, par value $0.0001, of the Company, including all such securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Committees” shall have the meaning ascribed to it in Section 3.2.1.

“Company” shall have the meaning ascribed to it in the Preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

“Company Common Stock” shall mean, as the context requires, Class A Common Stock, Class B Common Stock or Class X Common Stock.

“Compliance Services Agreement” shall mean the Compliance Services Agreement by and between GBT III (or its successors or assigns) and American Express Travel Related Services Company, Inc., dated as of June 30, 2014, as has been or may be amended, restated, modified or supplemented from time to time.

“Compliance Term Sheet” shall have the meaning ascribed to it in Section 3.5.

“Conditions” shall have the meaning ascribed to it in Section 2.4.1(b).

“Confidential Information” shall have the meaning ascribed to it in Section 8.2.1.

“Confidentiality Agreements” shall mean each of (i) that certain amended and restated Confidentiality Agreement dated December 12, 2012 between American Express Travel Related Services Company, Inc. and Certares International Bank LLC; (ii) that certain Confidentiality Agreement dated July 2, 2013 between Qatar Holding LLC and American Express Travel Related Services Company, Inc., as amended on October 21, 2013; (iii) that certain Confidentiality Agreement dated April 17, 2013 between Portfolio Administration & Management, Ltd., on behalf of various BlackRock Private Equity Partners funds, and American Express Travel Related Services Company, Inc., as amended by those certain letter agreements dated October 17, 2013, January 16, 2014, February 4, 2014, February 17, 2014, March 31, 2014 and April 1, 2014; (iv) that certain Confidentiality Agreement dated April 23, 2013 between Macquarie Capital (USA) Inc. and American Express Travel Related Services Company, Inc.; (v) that certain Confidentiality Agreement dated February 6, 2014 between Teacher Retirement System of Texas and American Express Travel Related Services Company, Inc; and (vi) the Mutual Non-Disclosure Agreement, dated as of November 20, 2014, by and between Evergreen and GBT III (as subsequently amended and restated, including pursuant to the Mutual Non-Disclosure Agreement — Reinstatement and 3rd Extension letter agreement, dated as of April 6, 2020).

“Consulting and Data Services” shall mean (i) consulting, analytical and advisory services and (ii) data analytics and reporting services.

“D&O Insurance” shall have the meaning ascribed to it in Section 3.1.4.

“Definitive Compliance Agreement” shall have the meaning ascribed to it in Section 3.5.

“Direct Holder” shall mean any Person that directly holds equity interests in a Person.

“Director Indemnification Agreement” shall have the meaning ascribed to it in Section 3.1.4(e).

“Distribution” shall mean each distribution in respect of JerseyCo Shares made by JerseyCo to a holder of JerseyCo Shares (including distributions made pursuant to Section 4.2), whether in cash, property or securities of JerseyCo and whether pursuant to Article IV or by liquidating distribution, redemption, repurchase or otherwise.

“Earnout Termination Date” shall mean the date that is five (5) years after the Effective Date.

“Effective Date” shall have the meaning ascribed to it in the Preamble.

“Egencia Adjustment” shall mean the actions that the Company and JerseyCo will undertake with respect to their respective equity securities in accordance with the BCA, the Certificate of Incorporation and the Articles in the event an equity adjustment is required after the Effective Date under the Equity Contribution Agreement (as defined in the BCA).

“End of Quarter Dilutive Issuance” shall have the meaning ascribed to it in Section 2.4.1(c).

“Engaged in a USTB” shall mean engaged in a trade or business within the United States, as that term is used in part I (Section 861 and following) and part II (Section 871 and following), subchapter N, chapter 1 of the Code, and chapter 3 (Section 1441 and following) of the Code, and in each case the Treasury Regulations thereunder.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” shall mean that certain Exchange Agreement, dated as of the Effective Date, by and among the Company, JerseyCo and each holder of B Ordinary Shares from time to time party thereto.

“Exchange Committee” shall have the meaning ascribed to it in the Exchange Agreement.

“Excluded Securities” shall mean:

(a)   securities, options, warrants or other securities convertible into or exercisable or exchangeable for any such securities, in each case, issued by the Company, JerseyCo or any of their Subsidiaries to officers, employees, directors or consultants of the Company, JerseyCo or their Subsidiaries as compensation for services pursuant to a plan approved by the Board of Directors;

(b)   securities issued by the Company, JerseyCo or any of their Subsidiaries in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof;

(c)   securities issued by the Company, JerseyCo or any of their Subsidiaries as consideration in a consolidation, merger, acquisition (including the purchase of all or substantially all of the assets of an acquired business), partnership, joint venture, strategic alliance, bona fide lending transaction or investment or similar transaction, in each case, by or involving the Company, JerseyCo or any of their Subsidiaries, on the one hand, and a Person that is not an Affiliate of the Company, on the other hand;

(d)   securities issued by a Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company (other than any securities issued by JerseyCo to the Company);

(e)   Shares issued by the Company or JerseyCo pursuant to an Exchange (as defined in the Exchange Agreement); or

(f)   Shares issued by the Company or JerseyCo in connection with an Egencia Adjustment.

“Expedia” shall have the meaning ascribed to in the preamble.

“Expedia Nominee” shall have the meaning ascribed to it in Section 3.1.1(a).

“Expedia Permitted Transferee” shall mean Expedia, Expedia Group, Inc. and any Affiliate of Expedia Group, Inc.

“Expedia Shareholder” shall mean (i) Expedia, for so long as Expedia and any Expedia Permitted Transferees collectively hold at least fifty percent (50%) of the issued Expedia Shares, or (ii) if Expedia together with any Expedia Permitted Transferees do not collectively hold at least fifty (50%) of the issued Expedia Shares, the Shareholder, together with its Permitted Transferees, that holds the largest number of issued Expedia Shares; provided, however, that Shares acquired pursuant to a Registration Statement (other than a Registration Statement of a type described in any of clauses (i) through (vii) of Section 2.2.1 of the Registration Rights Agreement) or in an open market transaction shall not be taken into account for purpose of determining the identity of the Expedia Shareholder.

“Expedia Shares” shall mean the Shares held by Expedia on the Effective Date, including all securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date.

“Fair Market Value” shall mean a value agreed upon by the Principal Shareholders and the Expedia Shareholder.

“Foreign Exchange Services” shall mean foreign exchange and currency payment, exchange, sale, transfer and transmission services and products (including prepaid products), wholesale and retail, for individuals or businesses. Foreign Exchange Services may be offered in person, telephonically, via the internet or utilizing electronic or other mediums, and includes services offered to travelers at airports and other locations, either directly or through partners.

“GAAP” shall mean United States generally accepted accounting principles.

“GBT III” shall mean GBT III B.V., a private company with limited liability organized under the laws of the Netherlands.

“GNS Travel Services” shall mean Travel Servicing, Airport Lounge, Private Jet, Cruise, Fine Hotels & Resorts and International Airline services and programs provided to third-party banks and other licensed issuers with respect to consumer cards and corporate platinum cards.

“Governmental Entity” shall mean a court, arbitral tribunal, administrative agency or commission or any federal, state, local, national or supranational governmental or regulatory authority or agency in any jurisdiction worldwide (including any self-regulatory organization).

“Harvard Investors” shall mean HMC Juweel Holdings LP.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICDR” shall mean the International Centre for Dispute Resolution of the American Arbitration Association.

“ICDR Rules” shall have the meaning ascribed to it in Section 10.8(c).

“Independent Nominees” shall have the meaning ascribed to it in Section 3.1.1(a).

“Initial Effective Date” shall mean June 30, 2014.

“Insurance Services” shall mean any and all insurance products, benefits and services that American Express Company or any of its Affiliates, currently or in the future, sells, solicits, negotiates, underwrites, services or otherwise makes available to its customers, regardless of whether (i) those products are underwritten and/or serviced by American Express Company, any of its affiliates or a third party and/or (ii) those products, benefits and services are provided on a no-additional charge or fee basis.

“Investors Agreement” means the Second Amended & Restated Investors Agreement, dated as of November 1, 2021, by and among Juweel and certain Affiliates of the Juweel Investors.

“IRS” means the U.S. Internal Revenue Service.

“JerseyCo” shall have the meaning ascribed to it in the Preamble and includes JerseyCo’s successors by merger, acquisition, reorganization or otherwise.

“JerseyCo Shares” means, as the context requires, A Ordinary Shares, B Ordinary Shares, C Ordinary Shares or Z Ordinary Shares.

“Juweel” shall have the meaning ascribed to it in the Preamble.

“Juweel Associates” shall mean M. Gregory O’Hara and any natural person who is a direct or indirect equity holder of, or a present or former director, officer or employee of, Certares or its Affiliates (other than, for the avoidance of doubt, the Juweel Investors).

“Juweel Entity” shall mean any Person formed for the purpose of making a direct or indirect investment in Juweel Shares or all or substantially all of whose assets consist of its direct or indirect ownership interest in the Juweel Shares and, if any, cash or cash equivalents.

“Juweel Investors” shall mean any Direct Holder in Juweel as of the Effective Date, Certares, the BlackRock Investors, the Harvard Investors, the Macquarie Investors, the Qatar Holding Investors and the Texas Teachers Investors.

“Juweel Investors Permitted Transferee” shall mean (i) any wholly-owned Subsidiary of a Juweel Investor, (ii) any Affiliate of a Juweel Investor, (iii) any fund or account under common management with any Juweel Investor or any of such Juweel Investor’s Affiliates, but in each case shall not include the limited partners, non-managing members or similarly passive investors in such Juweel Investor to the extent not under common control with such Juweel Investor or (iv) any person, government or governmental entity or agency that may be the successor to any Juweel Investor (or to any Juweel Investors’ investment authority) under state law.

“Juweel Nominees” shall have the meaning ascribed to it in Section 3.1.1(a).

“Juweel Permitted Transferees” shall mean any Juweel Entity wholly owned by Juweel, whether directly or indirectly, and any Juweel Investors Permitted Transferee.

“Juweel Shareholder” shall mean (i) Juweel for so long as Juweel and any Juweel Permitted Transferees collectively hold at least fifty percent (50%) of the issued Juweel Shares, or (ii) if Juweel together with any Juweel Permitted Transferees do not collectively hold at least fifty percent (50%) of the issued Juweel Shares, the Shareholder, together with its Permitted Transferees, that holds the largest number of Juweel Shares; provided, however, that Shares acquired by any Shareholder pursuant to a Registration

Statement (other than a Registration Statement of a type described in any of clauses (i) through (vii) of Section 2.2.1 of the Registration Rights Agreement) or in an open market transaction shall not be taken into account for the purpose of determining the identity of the Juweel Shareholder.

“Juweel Shares” shall mean the Shares held by Juweel on the Effective Date, including all securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date, including as a result of conversion and re-designation of C Ordinary Shares issued to Juweel on account of its pre-Effective Date ownership of Company Ordinary Shares (as defined in the BCA), upon the occurrence of any Triggering Event prior to the Earnout Termination Date.

“Juweel Upstream Investor” shall mean, with respect to any Juweel Investor, any direct or indirect shareholder, equity owner, partner, member or investor in such Juweel Investor.

“Laws” shall mean any statute, law, ordinance, order, rule or regulation enacted by a Governmental Entity (including, for the avoidance of doubt, the Companies (Jersey) Law 1991, as amended).

“Leisure and Retail Travel Services” shall mean (i) any travel and travel-related products, services, programs, benefits or features (other than Business Travel Services) and (ii) any meetings and events services (other than Meetings & Events Services). For the avoidance of doubt, Leisure and Retail Travel Services shall include any and all retail or consumer travel and travel-related services, including retail and consumer travel services provided by American Express Travel & Lifestyle Services (Amex’s global consumer travel business unit).

“Lending Activity” shall mean the provision of credit, including through permitted borrowing on credit and charge cards.

“Licensed and Network Services” shall mean the licensing of third parties to engage in Card Acceptance and Merchant Services or Loyalty Services or for the issuance or provision of Payment Products (including GNS Travel Services licenses designed to facilitate the payment of meetings and events, such as the American Express Meeting Card).

“Losses” shall have the meaning ascribed to it in Section 10.16.

“Loyalty Services” shall mean loyalty and rewards services, including (i) sponsoring or operating loyalty program platforms to or on behalf of other businesses, (ii) operating loyalty coalitions or (iii) travel specific loyalty or rewards benefits, programs or services, in each case, regardless of medium or counterparty.

“Macquarie Investors” shall mean Macquarie Juweel Investor LP, Macquarie (UK) Group Services Limited and Macquarie Sierra Investment Holdings Inc.

“Meetings & Events Services” shall mean the provision of planning and organization services for corporate meetings and events for Business Travel Entities; provided that such meetings or events are (i) developed and funded by such Business Travel Entity in connection with its business and (ii) not related to any other event or relationship with American Express Company and its Affiliates (e.g., Amex staff events, client or business partner events (e.g., American Express Corporate card events, GNS Travel Services events, American Express OPEN events, Card Acceptance and Merchant Services events), sponsorships or marketing-related events (including marketing that is on behalf of American Express Company and its Affiliates)).

“National Exchange” shall mean any of the New York Stock Exchange LLC, NYSE MKT LLC, The Nasdaq Stock Market LLC, the London Stock Exchange or Euronext Paris or such other stock exchange as is mutually agreed by each of the Principal Shareholders.

“Non-U.S. Source Income” shall mean items of gross income from sources without the United States as determined under the Code and the Treasury Regulations thereunder.

“Notices” shall have the meaning ascribed to it in Annex A.

“Offered Securities” shall mean (i) equity securities of the Company or JerseyCo, as applicable, or (ii) securities convertible into or exercisable or exchangeable for equity securities of the Company or JerseyCo, as applicable, in each case other than Excluded Securities.

“Operating Agreements” shall mean (i) this Shareholders Agreement; (ii) the Global Corporate Payments Operating Agreement by and between GBT III (or its successors or assigns) and American Express Travel Related Services Company, Inc., dated as of June 30, 2014; (iii) the Consumer Services Operating Agreement by and between GBT III (or its successors or assigns) and American Express Travel Related Services Company, Inc., dated as of June 30, 2014; (iv) the Card Acceptance Agreement by and between GBT III (or its successors or assigns) and American Express Travel Related Services Company, Inc., dated as of June 30, 2014; (v) the Global Corporate Services Commercial Account Agreement by and between GBT III (or its successors or assigns) and American Express Travel Related Services Company, Inc., dated as of June 30, 2014; (vi) the Business Travel Services Agreement by and between GBT US LLC and American Express Travel Related Services Company, Inc., dated as of June 30, 2014; (vii) the Merchant Bonus Points Program Agreement by and between GBT III (or its successors or assigns) and American Express Travel Related Services Company, Inc., dated as of June 30, 2014; (viii) the Travel & Lifestyle Services Operating Agreement by and between GBT III (or its successors or assigns) and American Express Travel Related Services Company, Inc., dated as of June 30, 2014; (ix) the Compliance Services Agreement; (x) the Trademark License Agreement; (xi) the Second Business Travel Services Agreement by and between GBT Travel Services UK Limited and American Express Travel Related Services Company, Inc., dated as of January 1, 2016; and (xii) the Second Meetings and Events Services Agreement by and between GBT Travel Services UK Limited and American Express Travel Related Services Company, Inc., dated as of June 1, 2016, in each case, as has been or may be amended, restated, modified, supplemented or replaced from time to time.

“PAM” shall have the meaning ascribed to it in Section 7.1.2.

“Partnership Audit Rules” shall mean Subchapter C of Chapter 63 of the Code, as amended from time to time, any Treasury Regulations or other administrative interpretations or guidance thereunder, and any similar provisions of state, local or foreign Tax law.

“Partnership Representative” shall mean (i) with respect to Tax Years to which the Partnership Audit Rules (as amended by the Bipartisan Budget Act of 2015) apply, the person designated pursuant to Section 6.9 to serve as the partnership representative for purposes of Subchapter C of Chapter 63 of the Code and, as appropriate, the person designated to serve a similar role or function under any other Partnership Audit Rules, and (ii) with respect to Tax Years to which the Partnership Audit Rules (as amended by the Bipartisan Budget Act of 2015) do not apply, the same meaning as “tax matters partner” as set forth in Section 6231(a)(7) of the Code (as in effect prior to the repeal of such Section pursuant to the Bipartisan Budget Act of 2015), and means the Shareholder designated as such pursuant to Section 6.9.

“Partnership Tax Audit” shall mean a Tax audit under the Partnership Audit Rules.

“Pass-Through Entity” shall mean (i) a partnership, or (ii) an entity disregarded from its sole owner, as applicable, in each case for U.S. federal income Tax purposes.

“Payment Products” shall mean (i) the issuance of consumer, small business, corporate and/or commercial (including government and other public entity) payment products, including charge, prepaid (e.g., traveler’s cheques, travel card, gift cards and gift certificates) and credit card and payment products and services and including co-branded and/or affinity card products and services or third-party branded card products and services featuring, in each case, the brand of any third party, including the brand of providers of the Restricted Business, (ii) payment solutions designed to facilitate the payment and reporting of travel and entertainment services (including Business Travel Services, Meetings & Events Services and Leisure and Retail Travel Services), such as the American Express Business Travel Account, the American Express Travel Agency Account and the American Express Corporate Meeting Card and (iii) Cardmember Services; in each of (i) through (iii) above, to consumers, small businesses, corporate and/or commercial entities (including government and other public entities) and regardless of form (e.g., any digital, mobile or other electronic version of such products and services).

“PEP Fund” shall have the meaning ascribed to it in Section 7.1.2.

“Percentage Interest” shall mean, with respect to any holder of Shares, at any given time, unless otherwise specified in this Shareholders Agreement, the number of shares of Class A Common Stock of the Company and B Ordinary Shares of JerseyCo, as applicable, held by such holder divided by the total number of issued shares of Class A Common Stock and B Ordinary Shares of the

Company or JerseyCo, as applicable; provided that for purposes of Article IV, the preceding references to “shares of Class A Common Stock” shall be construed instead as references to A Ordinary Shares.

“Permitted Transferee” shall mean Amex Permitted Transferees, Expedia Permitted Transferees or Juweel Permitted Transferees, as applicable.

“Person” shall mean an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, government (or any department or agency thereof) or other entity.

“PFIC” shall have the meaning ascribed to it in Section 6.2.

“Principal Shareholder” shall mean each of the Amex Shareholder and the Juweel Shareholder and “Principal Shareholders” shall mean both of them.

“Public Offering” means the offer and sale of Registrable Securities (or, with respect to Section 2.4.2, any Offered Securities) for cash pursuant to an effective Registration Statement under the Applicable Securities Laws (other than a Registration Statement on Form S-4 or Form S-8 or any successor form).

“Pull-In Procedures” shall have the meaning ascribed to it in Section 6.9(b)(iv).

“Qatar Holding Investors” shall mean QH Travel L.P.

“Registrable Securities” shall mean Class A Common Stock; provided, however, as to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Applicable Securities Laws and such securities shall have been disposed of in accordance with such Registration Statement, (ii) such securities shall have been sold under circumstances in which all of the applicable conditions of Rule 144 (or any successor provision under the Securities Act or similar provision under Applicable Securities Laws) have been met, (iii) such securities shall have been otherwise transferred and new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company or (iv) such securities shall have ceased to be outstanding.

“Registration Rights Agreement” means that certain Amended and Restated Registration Right Agreement, dated as of [•], made and entered into by and among the Company, certain equityholders of the Sponsor and certain former equityholders of JerseyCo.

“Registration Statement” shall mean a registration statement relating to the offering of securities under Applicable Securities Laws.

“Regulated Holder” shall mean a bank holding company subject to the provisions of the Banking Laws, together with its affiliates (as defined in Regulation Y (12 C.F.R. Part 225)).

“Representative” shall mean, (i) with respect to any Shareholder or its Permitted Transferee and any Juweel Investor or Juweel Investors Permitted Transferee, a director, officer, employee, shareholder, member, partner, agent, counsel, auditor, investment advisor, consultant or other representative of such Person and (ii) with respect to Juweel, any Juweel Investor or Juweel Permitted Transferee and its respective Representatives.

“Restricted Business” shall mean the provision of Business Travel Services.

“Restricted Competitor” shall have the meaning ascribed to it in Section 7.1.2.

“Restricted Confidential Information” shall mean any Confidential Information in written or electronic form regarding the Company, JerseyCo and their Subsidiaries furnished to Shareholders that is competitively sensitive, including strategic plans, marketing plans, pricing policies and pricing information relating to specific customers or counterparties.

“Restricted Employees” shall have the meaning ascribed to it in Section 7.2.

“Restricted Person” shall have the meaning ascribed to it in Section 2.1.3.

“Restricted Shareholder” shall mean any Principal Shareholder who owns a Percentage Interest of at least twenty-five percent (25%).

“Rule 144” shall mean Rule 144 under the Securities Act.

“Sanctioned Person” shall have the meaning ascribed to it in Section 2.1.3.

“Sanctions Regulations” shall have the meaning ascribed to it in Section 2.1.3.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder” shall have the meaning ascribed to it in the Preamble.

“Shareholder Indemnitee” shall have the meaning ascribed to it in Section 10.16.

“Shareholder Nominee” shall mean each of the Amex Nominees, the Juweel Nominees and the Expedia Nominee.

“Shareholders Agreement” shall have the meaning ascribed to it in the Preamble.

“Shares” shall mean, as the context requires, Company Common Stock or JerseyCo Shares and all other securities of the Company or JerseyCo, as applicable, received on account of ownership of such equity interests, including all securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date.

“Sponsor” means APSG Sponsor, L.P., a Cayman Islands exempted limited partnership.

“Sponsor Designee” shall have the meaning ascribed to it in Section 3.1.1(a).

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other Person or Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership); provided that the Company shall not be deemed to be a Subsidiary of any other party for purposes of this Shareholders Agreement.

“Tax” shall mean any U.S. federal, state, local or foreign tax or other governmental charge, fee, levy or assessment of whatever kind or nature, including all income, gross receipts, windfall profits, severance, property, physical improvements and infrastructure, production, sales, use, license, excise, franchise, employment, premium, recording, documentary, transfer, back-up withholding, turnover, net asset, capital gains, value added, estimated, ad valorem, payroll, employee withholding, stamp, customs, occupation or similar taxes, and any social charges or contributions together with any interest, additions or penalties with respect to these taxes and any interest in respect of any additions or penalties.

“Tax Distribution” shall have the meaning ascribed to it in Section 4.2.

“Tax Distribution Amount” shall mean with respect to the Company and each Tax Year of JerseyCo, an amount sufficient to enable the Company to satisfy its liabilities for Taxes (including estimated Taxes), as reasonably determined by the Board of Directors.

“Tax Form” shall have the meaning ascribed to it in Section 6.1.3.

“Tax Returns” shall have the meaning ascribed to it in Section 6.1.1.

“Tax Year” shall mean the taxable year required pursuant to the Code and the Treasury Regulations promulgated thereunder, including Section 706 thereof.

“Texas Teachers Investors” shall mean Teacher Retirement System of Texas.

“Trademark License Agreement” shall mean the [Trademark License Agreement between GBT US LLC and American Express Travel Related Services Company, Inc., dated as of June 30, 2014, as has been or may be amended, restated, modified or supplemented from time to time.]1

“Transfer” shall mean to shall mean to sell, assign, pledge or encumber or otherwise transfer, directly or indirectly (including through the use of swaps, options or other derivatives), or to enter into any agreements with respect of any of the foregoing, whether or not for consideration.

“Travel Supplier Services” means the ownership or operation of hotels, resorts, other lodging providers, airlines, rail, car rental and other transportation providers.

“Treasury Regulations” shall mean the regulations (whether in proposed, final or temporary form) promulgated under the Code by the U.S. Department of the Treasury, as amended.

“Treaty” shall mean the Convention between the Government of the United States of America and the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains, the Convention Between the Government of the United States of America and the Government of the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and any amendments, protocols or successor income Tax treaty thereto.

“Treaty Information” shall have the meaning ascribed to it in Section 4.3.2.

“Triggering Event” means, with respect to any C Ordinary Share, the occurrence of any Earnout Achievement Date (as defined in the BCA) (but only if occurring on or prior to the Earnout Termination Date).

“U.S. Source Income” shall mean items of gross income from sources within the United States as determined under the Code and the Treasury Regulations thereunder.

“Z Ordinary Shares” shall mean non-voting non-redeemable shares of JerseyCo designated as ordinary shares with a nominal value of Euro €0.00001, including all such securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof following the Effective Date.

ARTICLE II

TRANSFERS OF SHARES

2.1.   Limitations on Transfers.

2.1.1.   Transfers Generally; Recordation. Neither the Company nor JerseyCo shall record upon its books any Transfer of Shares (other than A Ordinary Shares) held or owned by any of the Shareholders to any other Person, except Transfers made in accordance with this Shareholders Agreement, the constitutional and governing documents of the Company or JerseyCo (including the Articles), as applicable, and the Exchange Agreement. Neither the Company nor JerseyCo shall enter into any agreement restricting the Transfer of Shares by any Shareholder that would otherwise be permitted under this Shareholders Agreement, the constitutional and governing documents of the Company or JerseyCo (including the Articles), as applicable, and the Exchange Agreement without the prior written consent of such Shareholder (acting in its individual sole discretion).

1Reference to be updated to correspond to the TLA entered into at closing.

2.1.2.   Obligations of Transferees. No Transfer of B Ordinary Shares, C Ordinary Shares, Z Ordinary Shares or Class B Common Stock by the Company or a Shareholder otherwise permitted pursuant to this Shareholders Agreement shall be effective unless (a) the Transferee shall have (i) given prior written notice of such Transfer, which prior notice shall be satisfied by the delivery of the document described in (ii) below, and (ii) executed an appropriate document in form and substance reasonably satisfactory, to, with respect to a Transfer of such JerseyCo Shares, JerseyCo and, with respect to a Transfer of Class B Common Stock, the Company, confirming that the Transferee takes such Shares subject to all the terms and conditions of this Shareholders Agreement, and (b) such document shall have been delivered to and approved by, with respect to a Transfer of such JerseyCo Shares, JerseyCo and, with respect to a Transfer of Class B Common Stock, the Company, prior to such Transferee’s acquisition of such Shares, such approval not to be unreasonably withheld, conditioned or delayed.

2.1.3.   Prohibitions on Transfer. Notwithstanding anything to the contrary in this Shareholders Agreement, except (i) in a public sale pursuant to a Registration Statement, (ii) as otherwise expressly permitted by this Section 2.1.3, (iii) in connection with a sale pursuant to a public tender offer, (iv) a pro rata distribution of its Class A Common Stock by Expedia Group, Inc. to its shareholders or (v) with the express prior written consent of (x) each of the Principal Shareholders and the Expedia Shareholder (acting in their individual sole discretion), for as long as such Principal Shareholder’s or Expedia Shareholder’s Percentage Interest is at least five percent (5%), and (y) for so long as the Trademark License Agreement remains in effect, Amex, each Shareholder agrees with the Company (and only with the Company) that such Shareholder (or its respective Permitted Transferees) shall not, at any time, directly or indirectly, Transfer any Shares: (a) to any Person listed in Schedule 2.1.3 of this Shareholders Agreement, their respective successors in interest and, except as expressly indicated in Schedule 2.1.3, their respective Affiliates, as such list may be modified from time to time in accordance with the provisions of this Section 2.1.3 (any such listed Person, each of their respective successors in interest and, except as expressly indicated in Schedule 2.1.3, each of their respective Affiliates shall be a “Restricted Person”); (b) to any Person that is a Bank Holding Company or “controlled” by a Bank Holding Company under the Banking Laws if such Transfer could reasonably be expected to result in the Company or JerseyCo being deemed to be “controlled” by such Transferee under the Banking Laws; (c) if such Transfer would give rise to a divestiture requirement by or operational change with respect to the Company or JerseyCo or create any material restraints on the Company’s operation of its and its Subsidiaries’ (including JerseyCo’s) business then conducted at the time of the proposed Transfer, including under the HSR Act or other applicable competition law, Banking Laws, Section 721 of the Defense Production Act of 1950, as amended, or any similar restraints (except to the extent of any such divestitures, operational changes and restraints to which the Company or JerseyCo has previously agreed and is then subject with respect to any investments by an existing Juweel Investor); or (d) to any Person, if the Transfer of Shares to such Person would be or would reasonably be expected to be a violation of any program, regulation or rule administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the Member States of the European Union or other relevant governmental (either individual or multi-national) sanctions authority (such programs, rules and regulations, “Sanctions Regulations” and such Person, a “Sanctioned Person”). For so long as American Express Company or its Affiliates is a Principal Shareholder and owns a Percentage Interest of at least five percent (5%), Amex, by notice to the Company and subject to the prior written agreement of the other Principal Shareholder and the Expedia Shareholder (such agreement not to be unreasonably withheld, conditioned or delayed), may modify the list of Amex Competitors set forth in Schedule 2.1.3, at any time (including in connection with a proposed Transfer of Shares by any Shareholder or a proposed Transfer of equity interests in Juweel by a Juweel Investor), by (A) adding the name of a Person thereto who is an Amex Competitor or (B) deleting therefrom the name of any such Person included on Schedule 2.1.3 as an Amex Competitor. For so long as its Percentage Interest is at least five percent (5%), Juweel, by notice to the Company and subject to the prior written agreement of the other Principal Shareholder and the Expedia Shareholder (such agreement not to be unreasonably withheld, conditioned or delayed), may modify the list of Amex Competitors set forth on Schedule 2.1.3, at any time (including in connection with a proposed Transfer of Shares by any Shareholder or a proposed Transfer of equity interests in Juweel by a Juweel Investor); provided that, if the other Principal Shareholder is American Express Company or its Affiliates, such modification shall be limited to the deletion of any such Person who no longer qualifies as an Amex Competitor. Each Juweel Investor and Direct Holder of a Juweel Entity shall at all times be prohibited from Transferring its interests in Juweel or any Juweel Entity (i) to any Sanctioned Person or (ii) to any Restricted Person.

2.1.4.   Cooperation. In the event of any Transfer permitted by this Article II (and, for the avoidance of doubt, the constitutional and governing documents of the Company or JerseyCo (including the Articles), as applicable, and the Exchange Agreement), each of the Company and JerseyCo, as applicable, shall cooperate with the Transferor and shall use its commercially reasonable efforts, at the expense of such Transferor, to assist the Transferor with its preparation of any required regulatory filings and notices of such Transferor, including under the HSR Act or other applicable competition law or Banking Laws or Section 721 of the Defense Production Act of 1950, as amended, and provide any information required for such Transferor to complete such filings or notices; provided that neither the Company nor JerseyCo shall be required to take any of the following actions:

(a)   [Reserved];

(b)   proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of assets or businesses of the Company, JerseyCo or their Subsidiaries or the non-Transferring Shareholders, the Juweel Investors or any of their respective Affiliates;

(c)   taking or committing to take actions that would materially limit the freedom of action of any of the Company, JerseyCo or their Subsidiaries with respect to their ability to retain one or more of their businesses, product lines or assets; or

(d)   any actions that would otherwise materially adversely impact the operations of the Company, JerseyCo or their Subsidiaries;

provided, however, that the limitations of the immediately preceding proviso shall not apply to the extent of any divestitures, operational changes or other restraints to which the Company or any non-Transferring Shareholder, as applicable, have previously agreed and are then subject with respect to any investments by an existing Juweel Investor.

2.1.5.   [Reserved]

2.1.6.   [Reserved]

2.2.   Compliance with Applicable Securities Laws. No Shareholder shall Transfer any Shares unless the Transfer is made in accordance with the terms of this Shareholders Agreement and (a) the Transfer is pursuant to an effective Registration Statement and in compliance with any other Applicable Securities Laws, including state securities or “blue sky” laws, or (b) such Shareholder shall have furnished the Company with (i) a written opinion of counsel, if reasonably requested by the Company, which opinion of counsel shall be reasonably satisfactory to the Company, to the effect that no such registration is required because of the availability of an exemption from registration under the Applicable Securities Laws and under any other Applicable Securities Laws, including state securities or “blue sky” laws, and that the Transfer otherwise complies with any Applicable Securities Laws, and (ii) a written agreement containing such representations and covenants of such Shareholder as are reasonably requested by the Company to ensure compliance with any Applicable Securities Laws. In addition, any direct Transfer of Shares permitted under this Shareholders Agreement shall be required to be effected pursuant to a share transfer form lodged with the Company or JerseyCo, as applicable, in accordance with applicable Law and the Articles.

2.3.   Publicly Traded Partnership Restrictions. No Transfer of all or any fraction of the JerseyCo Shares (other than A Ordinary Shares) held by a Shareholder shall be effective if it would reasonably be expected to cause JerseyCo to be treated as a publicly traded partnership under Section 7704 of the Code or otherwise cause JerseyCo to lose its status as a Pass-Through Entity, as reasonably determined in good faith by the board of directors of JerseyCo; provided that Transfers pursuant to the Exchange Agreement shall be governed by the restrictions in the Exchange Agreement rather than this Section 2.3.

2.4.   Amex Anti-Dilution Rights.

2.4.1.   Private Offerings.

(a)   If the Company or JerseyCo proposes to issue any Offered Securities other than through a Public Offering or through an underwritten Rule 144A offering, the Company shall deliver to Amex a written notice (which notice shall state the anticipated number or amount of the Offered Securities proposed to be issued, the purchase price or range of prices thereof (to the extent known) and any other material terms or conditions of the proposed Offered Securities and of their issuance or incurrence, as applicable, including any linked or grouped securities which comprise Offered Securities) of such issuance or incurrence, as applicable (the “Anti-Dilution Offer Notice”), as far in advance as reasonably practicable, but not later than ten (10) Business Days, and not earlier than thirty (30) days, prior to the date of the proposed issuance (the period beginning on the date that the Anti-Dilution Offer Notice is delivered to Amex and the date that is ten (10) Business Days following such date, the “Anti-Dilution Offer Period”).

(b)   Amex shall have the option, exercisable at any time within the Anti-Dilution Offer Period by delivering a written notice to the Company, to subscribe for a number or amount of Offered Securities such that following the issuance and purchase of such Offered Securities, Amex, together with its Affiliates, will beneficially own equity securities of the Company and JerseyCo representing up to the same Percentage Interest in the Company and JerseyCo as Amex, together with its Affiliates, beneficially owned immediately prior to such issuance. Such purchase of Offered Securities by Amex shall be consummated at the same price and otherwise on the same terms as such securities are sold to others. The completion of any purchase pursuant to this Section 2.4.1(b) shall, to the extent practicable, be effected on the same date as the completion of the transaction giving rise to the anti-dilution right hereunder and, if not practicable, as soon as practicable (and in any case, subject to the following sentence, within five (5) business days) thereafter. Any purchase of Offered Securities by Amex pursuant to this Section 2.4.1(b) shall be conditioned on the receipt of (i) any regulatory approvals required for Amex to consummate such purchase of Offered Securities and (ii) any prior approval of the other shareholders of the Company required under applicable Law or the rules of the Applicable Exchange (provided that, in each case of the foregoing clauses (i) and (ii), the Company shall, and shall cause its Affiliates to, use commercially reasonable efforts to restructure the offering of the Offered Securities or otherwise as necessary to obtain such approvals) (clauses (i) and (ii), the “Conditions”). Amex and the Company and JerseyCo (as applicable) shall consummate Amex’s purchase of the Offered Securities as promptly as practicable following satisfaction of the Conditions.

(c)   Notwithstanding the foregoing, in the event the Board of Directors reasonably determines in good faith that there is a bona fide business need to consummate an issuance of Offered Securities without first complying with this Section 2.4.1, the Company or JerseyCo may issue or sell Offered Securities to one or more Persons without first complying with the terms of Section 2.4.1, so long as, as promptly as is reasonably practicable following such sale (and in any event within ten (10) Business Days of such sale), at the Company’s or JerseyCo’s election, as applicable, (i) the purchasers of such Offered Securities shall offer to sell to Amex the portion of such purchased Offered Securities for which Amex would have been entitled to subscribe had the Company or JerseyCo, as applicable, complied with the foregoing provisions of this Section 2.4.1, or (ii) the Company or JerseyCo, as applicable, shall offer to issue an incremental amount of Offered Securities to Amex such that following the issuance and purchase of such Offered Securities, Amex, together with its Affiliates, will beneficially own equity securities of the Company or JerseyCo, as applicable, representing up to the same Percentage Interest in the Company and JerseyCo as Amex, together with its Affiliates, beneficially owned immediately prior to the issuance of Offered Securities to such other Persons, in each case, at a purchase price no more than that paid by such purchasers and on substantially the same, and no less favorable in the aggregate, terms, with any such amendments as Amex may agree to, as those applicable to such purchasers, using a process substantially similar to that set forth in this Section 2.4.1; provided that notwithstanding the foregoing in this Section 2.4.1(c), no such issuance of Offered Securities shall be permitted if such issuance (x) would cause Amex, together with its Affiliates, to collectively beneficially own less than fifteen percent (15%) of the equity securities of the Company and JerseyCo and (y) occurs within the period beginning ten (10) calendar days prior to the last day of a fiscal quarter and ending five (5) Business Days after the last day of a fiscal quarter (such an issuance, an “End of Quarter Dilutive Issuance”); provided, further, that such an End of Quarter Dilutive Issuance shall be permitted if (i) the Company shall deliver to Amex an Anti-Dilution Offer Notice not later than fifteen (15) Business Days prior to the end of the applicable fiscal quarter and (ii) Amex elects, by delivering a written notice to the Company within ten (10) Business Days of receipt of such notice, to subscribe for a number or amount of Offered Securities such that following the issuance and purchase of such Offered Securities, Amex, together with its Affiliates, will beneficially own equity securities of the Company and JerseyCo representing up to the same Percentage Interest in the Company and JerseyCo as Amex, together with its Affiliates, beneficially owned immediately prior to such issuance and (iii) Amex’s purchase of such equity securities closes prior to the end of such fiscal quarter. The Company shall have no obligation to inquire beyond the most recent beneficial ownership report or comparable document filed by Amex with the Applicable Commission in ascertaining whether an issuance would constitute an End of Quarter Dilutive Issuance.

(d)   In the event that the issuance by the Company or JerseyCo of Offered Securities to Amex would require a vote of the Company’s shareholders (whether because of applicable Law or rules of the Applicable Exchange or otherwise), the Company and JerseyCo will use reasonable best efforts to restructure the issuance to not require such a vote (including by issuing Offered Securities without voting rights and later seeking shareholder consent in respect of providing voting rights in respect of such Offered Securities as requested by Amex following such issuance).

2.4.2.   Public Offerings. If the Company proposes to issue any Offered Securities through a Public Offering or underwritten Rule 144A offering, the Company shall use commercially reasonable efforts to cause the underwriters in respect of such Public Offering or underwritten Rule 144A offering to provide Amex an opportunity to subscribe for a number or amount of Offered Securities such that following the issuance and purchase of such Offered Securities, Amex, together with its Affiliates, will beneficially own equity securities of the Company representing up to the same Percentage Interest in the Company as Amex, together with its Affiliates, beneficially owned immediately prior to such issuance. Any such purchase of Offered Securities by Amex shall be consummated at the same price, on the same day and otherwise on the same terms as such securities are sold to public investors.

2.4.3.   Termination. The rights set forth in this Section 2.4 shall terminate and be of no force and effect from and after such time as Amex, together with its Affiliates, cease to collectively beneficially own a Percentage Interest of at least 15%.

2.5.   C Ordinary Shares. If, as contemplated by the BCA, JerseyCo holds any C Ordinary Shares in reserve on the Effective Date, pending the completion of the adjustment to the consideration payable in the Egencia Acquisition (as defined in the BCA), JerseyCo shall subsequently issue such reserved C Ordinary Shares to such persons, at such times and in such amounts as the BCA provides.

ARTICLE III

CORPORATE GOVERNANCE

3.1.   Board of Directors.

3.1.1.   Composition and Decision Making.

(a)   The Board of Directors as of the Effective Date consists of the individuals set forth on Schedule 3.1.1. Subject to Section 3.1.1(c), the Company agrees with each Shareholder (on a several basis) that it shall take all necessary action within its control as is required under applicable Law to cause the Board of Directors, effective from and after the Effective Date, to have the following size and composition: (i) one (1) individual who shall be the Chief Executive Officer of the Company; (ii) two (2) individuals nominated by the Amex Shareholder (the “Amex Nominees”)); (iii) two (2) individuals nominated by the Juweel Shareholder (the “Juweel Nominees”); (iv) one (1) individual nominated by the Expedia Shareholder (the “Expedia Nominee”); and (v) until such time as the individual designated to the Board of Directors by the Sponsor (the “Sponsor Designee”) pursuant to the BCA is no longer serving on the Board of Directors, four (4) individuals who shall be independent directors nominated by the Nominating and Corporate Governance Committee (the “Independent Nominees”), and, thereafter, five (5) Independent Nominees; provided that each Shareholder agrees severally and not jointly, solely as to itself, with the Company to ensure that its nomination rights set forth in this Section 3.1.1 are exercised in a manner that (x) ensures that a majority of the directors are independent under Applicable Securities Laws and the rules and regulations of the Applicable Exchange and (y) otherwise complies with Applicable Securities Laws, Antitrust Law, the rules and regulations of the Applicable Exchange and all other applicable Laws. For so long as a Shareholder has the right to appoint a Shareholder Nominee pursuant to this Section 3.1.1, each such Shareholder agrees, severally and not jointly and solely as to itself, with the Company (and only with the Company) that it shall vote any voting Shares of the Company held by it in favor of a slate of directors nominated in accordance with this Section 3.1. Notwithstanding anything herein to the contrary, the Company shall not be deemed in breach of this Section 3.1.1(a) to the extent that it has proposed a slate of directors that complies with this Section 3.1.1, has solicited proxies in respect of such directors and has otherwise performed its obligations pursuant to Section 10.3.

(b)   The foregoing directors will be divided into three (3) classes of directors, with each class serving for staggered three (3)-year terms as follows:

(i)  Class I shall include: two Independent Nominees, the Chief Executive Officer and the Expedia Nominee;

(ii)  Class II shall include two Independent Nominees, an Amex Nominee and a Juweel Nominee; and

(iii)  Class III shall include an Amex Nominee, a Juweel Nominee and the Sponsor Designee, and, following the Sponsor Designee’s service on the Board of Directors, an Independent Nominee.

Class I directors shall initially serve for a term expiring at the first annual meeting of shareholders following the Effective Date, Class II directors shall initially serve for a term expiring at the second annual meeting of shareholders following the Effective Date and Class III directors shall initially serve for a term expiring at the third annual meeting of shareholders following the Effective Date. At each annual meeting following the Effective Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of shareholders.

(c)   Notwithstanding anything to the contrary in this Section 3.1.1, if (i) the Amex Shareholder (and its Permitted Transferees) cease to own, in the aggregate, a Percentage Interest of at least (A) fifteen percent (15%), the Amex Shareholder shall only have the right to nominate one (1) Amex Nominee and (B) five percent (5%), the Amex Shareholder shall not have any rights to nominate an Amex Nominee under this Shareholders Agreement; provided that for so long as the Company is a “controlled entity” (as determined by Amex in its sole discretion and as defined under Banking Laws), the Amex Shareholder shall have the right to nominate at least one (1) Amex Nominee; provided, further, that if (i) the Amex Shareholder ceases to own a Percentage interest of at least five percent (5%) and (ii) the Company is a “controlled entity” due solely to Amex’s right to nominate an Amex Nominee (as determined by Amex in its sole discretion), then the Amex Shareholder shall cause the Amex Nominee to resign from the Board of Directors, and Amex shall no longer have the right to nominate an Amex Nominee; (ii) Juweel (and its Permitted Transferees) cease to own, in the aggregate, a Percentage Interest of at least (A) fifteen percent (15%), Juweel shall only have the right to nominate one (1) Juweel Nominee and (B) five percent (5%), Juweel shall not have any rights to nominate a Juweel Nominee under this Shareholders Agreement; and (iii) the Expedia Shareholder (and its Permitted Transferees) ceases to own, in the aggregate, a Percentage Interest of at least five percent (5%), then the Expedia Shareholder shall not have any rights to nominate the Expedia Nominee. Subject to the preceding sentence, Amex shall be entitled to nominate a replacement Amex Nominee, Juweel shall be entitled to nominate a replacement Juweel Nominee, the Expedia Shareholder shall be entitled to nominate a replacement Expedia Nominee and the Nominating and Governance Committee shall be entitled to nominate a replacement Independent Nominee. The affirmative vote of a majority of the members of the Board of Directors present at any meeting at which there is a quorum shall be required to approve any matter. Each Shareholder Nominee or his or her respective nominees shall be entitled to receive compensation from the Company as determined by the Board of Directors for his or her service as director in addition to the reimbursement of reasonable out-of-pocket expenses in connection with such service.

3.1.2.   Chairman of the Board. The Chairman of the Board of Directors shall be a director whose appointment as Chairman is acceptable to each of the Amex Shareholder, the Expedia Shareholder and the Juweel Shareholder (each acting in its individual sole discretion), for as long as the Amex Shareholder, the Expedia Shareholder and the Juweel Shareholder, as applicable, own at least fifty percent (50%) of the equity securities of the Company beneficially owned by such Persons as of the Effective Date (as adjusted for any securities issued in connection with any merger, consolidation, share exchange (including pursuant to the Exchange Agreement), share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof). The Chairman of the Board of Directors as of the Effective Date shall be M. Gregory O’Hara.

3.1.3.   JerseyCo Board. The Board of Directors of the Company shall designate the board of directors of JerseyCo.

3.1.4.   Directors’ and Officers’ Insurance. The Company shall maintain directors and officers insurance policies, including a tail policy (the “D&O Insurance”) that are reasonably acceptable in form and substance to each of the Principal Shareholders and the Expedia Shareholder that, on any given date of determination, has the right to nominate a Shareholder Nominee or, with respect to a tail policy, of which, on any given date of determination, a prior Shareholder Nominee remains covered under such tail policy. A Principal Shareholder or the Expedia Shareholder entitled at any given time to such approval right may reasonably deem the Company’s D&O Insurance arrangements unacceptable if such arrangements are not customary in amount and terms compared to similarly situated companies, in each case solely as it relates to a Shareholder Nominee of such Principal Shareholder or the Expedia Shareholder or other Affiliates of such Principal Shareholder or the Expedia Shareholder then serving as directors or officers of the Company.

(a)   The rights of indemnification as provided by the D&O Insurance shall not be deemed exclusive of any other rights to which any Person may at any time be entitled under applicable Law, the constitutional documents, a vote of shareholders or a resolution of disinterested directors, or otherwise. The Company shall not adopt any amendment or alteration to, or repeal of, the constitutional documents the effect of which would be to deny, diminish or encumber any Person’s rights (including the rights of any former director) to indemnification pursuant to the D&O Insurance, the constitutional documents or applicable Law prior to such amendment, alteration or repeal. To the extent that a change in applicable Law, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the constitutional documents and the D&O Insurance, each indemnified person shall enjoy the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b)   Each director and officer of the Company shall be covered by the D&O Insurance and any other insurance policy or policies providing liability insurance for directors, managers, officers, employees, agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan, other enterprise or nonprofit entity which such person serves at the request of the Company, and such directors and officers shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, manager, officer, employee or agent under such policy or policies.

(c)   In the event of any payment under the D&O Insurance, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnified party, who shall execute all papers required and use his or her reasonable best efforts to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(d)   The Company hereby acknowledges that certain of the officers and directors of the Company may have rights to indemnification, advancement of expenses and/or insurance provided by Juweel, the Juweel Entities, the Juweel Investors, the Juweel Upstream Investors, Amex, Expedia and/or certain of their respective Affiliates and their or their Affiliates’ insurers. Notwithstanding anything to the contrary in its constitutional documents, the Company hereby agrees that, to the fullest extent permitted by Law, the Company: (i) is the indemnitor of first resort (i.e., its or its and its Affiliates’ insurers’ obligations to advance expenses and to indemnify such officers and directors for expenses and liabilities, are primary and any obligation of Juweel, the Juweel Entities, the Juweel Investors, the Juweel Upstream Investors, Expedia or Amex, or any of their respective Affiliates or their or their Affiliates’ insurers to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such officers and directors is secondary and excess), (ii) shall be required to advance the full amount of expenses incurred by such officers and directors and shall be liable for the full amount of all expenses and liabilities to the extent legally permitted and as required by the terms of the D&O Insurance and the constitutional documents of the Company (or any other agreement between the Company and such officers and directors), without regard to any rights such officers or directors may have against Juweel, the Juweel Entities, the Juweel Investors, the Juweel Upstream Investors, Expedia or Amex, or any of their respective Affiliates or their or their Affiliates’ insurers, and, (iii) irrevocably waives, relinquishes and releases Juweel, the Juweel Entities, the Juweel Investors, the Juweel Upstream Investors, Expedia and Amex, and any of their respective Affiliates and insurers (in their capacity as such) from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by Juweel, the Juweel Entities, the Juweel Investors, the Juweel Upstream Investors, Expedia or Amex or any of their respective Affiliates and on behalf of such officers and directors with respect to any claim for which any such officers or directors has sought and is entitled to indemnification from the Company shall affect the foregoing, and in the event of any such advancement or payment, the Company shall promptly reimburse Juweel, the Juweel Entities, the Juweel Investors, the Juweel Upstream Investors, Expedia or Amex, or any of their respective Affiliates or their or their Affiliates’ insurers, as applicable, and the Person making such advancement or payment shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the claims or rights of recovery of such officers and directors against the Company.

(e)   As of the Effective Date, the Company shall have entered into a customary director indemnification agreement in a form reasonably satisfactory to the Principal Shareholders and Expedia (the “Director Indemnification Agreement”) with each of the directors then serving on the Board of Directors.

3.2.   Committee Designation.

3.2.1.   Committees Generally. The Board of Directors may establish “Committees” from time to time and shall establish any Committees required by applicable Law or the rules of the Applicable Exchange, which Committees shall have such duties and be vested with such powers as the Board of Directors may from time to time determine. Subject to applicable Law, the rules of any Applicable Exchange (including any rule of any Applicable Exchange that requires that any Committee consist partially or entirely of independent directors) and, in the case of the Exchange Committee, the Exchange Agreement, unless otherwise determined by the Board of Directors to address any actual or potential conflict of interest, the parties shall take all necessary action as is required under applicable Law to ensure that each Committee of the Board of Directors shall consist of representation of each Principal Shareholder on any such Committee that is proportional to its representation on the Board of Directors (provided that (i) the Risk Management & Compliance Committee shall include at least one Amex Nominee for so long as Amex is entitled to nominate at least one Amex Nominee) and (ii) the Nominating and Governance Committee shall include at least one Amex Nominee for so long as Amex is entitled to nominate at least one Amex Nominee, one Juweel Nominee for so long as Juweel is entitled to nominate at least one Juweel Nominee and one Expedia Nominee for so long as Expedia is entitled to nominate at least one Expedia Nominee, subject to compliance with rules of the Applicable Exchange. Each Shareholder may cause any Shareholder Nominee it has nominated to resign from a Committee and may nominate a replacement for such Shareholder Nominee. An Independent Nominee of each Committee shall serve as the Chairman of such Committee and shall have the primary responsibility for organizing meetings and setting of the agenda for such meetings.

3.2.2.   Certain Committees. There shall be an Audit and Finance Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Risk Management & Compliance Committee. In addition, there shall be an Exchange Committee, the composition of which comports with the requirements set forth in the Exchange Agreement. For the avoidance of doubt, the Board of Directors may, from time to time in its discretion, delegate the functions of the Exchange Committee to the Audit and Finance Committee to the extent set forth in the Exchange Agreement. To the extent the Board of Directors has delegated the functions of the Exchange Committee to the Audit and Finance Committee, any Shareholder Nominee that is a member of the Audit and Finance Committee will recuse himself or herself from any business of the Audit and Finance Committee concerning an Exchange (as defined in the Exchange Agreement).

3.2.3.   [Reserved]

3.3.   Approval Rights.

Notwithstanding any provision herein to the contrary, from and after the Effective Date, in addition to the approval of the Board of Directors, the affirmative approval of the Amex Shareholder shall be required for the Company, JerseyCo or their Subsidiaries to take the following actions:

(a)   [Reserved]

(b)   for so long as Amex and any Amex Permitted Transferees collectively own [at least twenty-five percent (25%) of the issued Shares, the repurchase, redemption, cancellation, repayment or other acquisition of any equity securities of the Company or JerseyCo by the Company or any of its Subsidiaries, including securities convertible into or exchangeable for such equity securities, other than on a pro rata basis from all shareholders, that would, in the reasonable written determination of the Chief Financial Officer and Controller of American Express Company (after consultation with the Amex Audit Committee), and based on written advice from a Qualified Accounting Firm, result in consolidation of the Company or JerseyCo with American Express Company and/or its Affiliates; and

(c)   for so long as Amex and any Amex Permitted Transferees collectively own at least twenty-five percent (25%) of the issued Shares, any action or inaction that would, in the reasonable written determination of the Chief Financial Officer and Controller of American Express Company (after consultation with the Amex Audit Committee), and based on written advice from a Qualified Accounting Firm, result in the Company or JerseyCo becoming a “variable interest entity” under ASC 810.

Notwithstanding any provision herein to the contrary, from and after the Effective Date, in addition to the approval of the Board of Directors, the affirmative approval of each of the Amex Shareholder, the Juweel Shareholder and the Expedia Shareholder (acting in their individual sole discretion) shall be required for the Company, JerseyCo or their Subsidiaries to (i) cause the Company to engage in any business activity other than ownership of JerseyCo Shares (and matters incidental thereto); provided that the approval rights set forth in this clause (i) will terminate automatically on the first to occur of (x) the date JerseyCo becomes a wholly owned Subsidiary of the Company or (y) the termination of the Exchange Agreement in accordance with its terms; and (ii) take the following actions; provided, however, that no approval of the Amex Shareholder, Juweel Shareholder or Expedia Shareholder shall be required for any of the following actions (other than any amendment described in clause (d) below that is materially adverse to such Shareholder), if, at the time such action is taken, such Amex Shareholder, Juweel Shareholder or Expedia Shareholder, as applicable, ceases to own a Percentage Interest of at least ten percent (10%); provided, further, however, that in no event will the approval of any Shareholder be required for the Company or JerseyCo to (x) effect an Exchange (as defined in the Exchange Agreement) or otherwise take any action that it is authorized to undertake pursuant to the Exchange Agreement or (y) effect an Egencia Adjustment:

(a)   except (i) in accordance with the Certificate of Incorporation or (ii) pursuant to (A) an issuer tender offer for equity securities of the Company or (B) a share repurchase program for equity securities of the Company, in each case under this clause (ii) that is approved by the Board of Directors, the redemption, cancellation or repayment of any equity securities of the Company or JerseyCo (including securities convertible into or exchangeable for such equity securities) by the Company or JerseyCo, other than on a pro rata basis from all shareholders;

(b)   dividends or Distributions (including noncash dividends or Distributions), in each case other than on a pro rata basis;

(c)   except in accordance with the Certificate of Incorporation, any share exchange, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction declared or made on any class or series of Company Common Stock or JerseyCo Shares (but not all classes or series of Company Common Stock or JerseyCo Shares, as applicable);

(d)   amendments to JerseyCo’s constitutional documents, including the Articles, that (i)(A) relate specifically and solely to rights, priorities or privileges of the B Ordinary Shares or the C Ordinary Shares, as applicable, or (B) have a disproportionate adverse effect on the B Ordinary Shares or the C Ordinary Shares, as applicable, as compared to any other class or series of Shares, and (ii) do not require a separate class vote of the holders of B Ordinary Shares or C Ordinary Shares, as applicable; provided that, for the avoidance of doubt, this clause (d) shall not apply in the case of a change of control of the Company or JerseyCo in which the relative rights, priorities and privileges of B Ordinary Shares or C Ordinary Shares, as applicable, prior to giving effect to such transaction, are respected; or

(e)   entry into any agreement or commitment to do any of the foregoing.

3.4.   [Reserved]

3.5.   Compliance Matters. The Company and Amex agree to either amend and restate this Shareholders Agreement or prepare a new compliance service agreement (the “Definitive Compliance Agreement”) to reflect the terms set forth in the Compliance Term Sheet attached hereto as Annex B (the “Compliance Term Sheet”) in accordance with the timing and procedures set forth in Section 9 of that certain side letter, entered into as of the date of the BCA, by and among Amex, Juweel and the Company.  In the event that the Closing (as defined in the BCA) is consummated and the parties hereto have failed, for any reason, to have executed and delivered the Definitive Compliance Agreement by such time, the parties hereto agree that the Compliance Term Sheet shall be binding upon and enforceable by and against the Company and Amex unless and until the Definitive Compliance Agreement is duly executed and delivered and is in full force and effect, in which case the Definitive Compliance Agreement shall supersede the Compliance Term Sheet.

3.6.   Tax Residence. The Shareholders, the Company and JerseyCo shall endeavor to ensure that the JerseyCo is and remains resident for Tax purposes in the United Kingdom and that JerseyCo does not also become resident in any other jurisdiction, including by using reasonable efforts (which, in the case of the Shareholders, shall be limited solely to taking shareholder action in each such Shareholder’s capacity as a shareholder of the Company) to follow, and using reasonable efforts to ensure that JerseyCo follows, the policies and procedures governing proceedings of the board of directors of JerseyCo and of committees established by the board of directors of JerseyCo as set out in the guidelines attached as Annex A hereto and as amended from time to time.

3.7.   Governance of JerseyCo. Each Shareholder that at any time holds B Ordinary Shares or C Ordinary Shares hereby irrevocably appoints the Company, and any officer or agent of the Company, with full power of substitution, as its true and lawful attorney-in-fact with full power and authority in the name, place and stead of such Shareholder to: (a) execute, acknowledge, deliver, swear to, file and record (i) appropriate instruments appointing the Company, or any officer or agent of the Company, as its proxy to vote on behalf of such Shareholder at any meeting of JerseyCo, and (ii) written resolutions of members of JerseyCo on behalf of such Shareholder, in each case with respect to any matter for which a vote or written resolution of the holders of B Ordinary Shares or C Ordinary Shares is required, other than a matter that (x) relates specifically and solely to rights, priorities or privileges of the B Ordinary Shares or the C Ordinary Shares, as applicable, or (y) has a disproportionate adverse effect on the B Ordinary Shares or the C Ordinary Shares, as applicable, as compared to any other class or series of Shares; and (b) take such other actions, and execute, acknowledge, deliver, swear to, file and record such other documents and instruments, as may be reasonable and appropriate to carry out the purposes of the preceding clause (a). Each Shareholder acknowledges that this appointment constitutes a power coupled with an interest, in that each Shareholder is relying on the Company to act in accordance with the terms of this Shareholders Agreement and the JerseyCo Articles to effectuate the agreed-upon governance arrangements for the Company and JerseyCo, and therefore will survive the incapacity of any Shareholder giving such power and the Transfer of any Shareholder’s B Ordinary Shares or C Ordinary Shares. Without limiting the generality of the foregoing, it is understood and agreed that a change of control involving JerseyCo in which the relative rights, priorities and privileges of B Ordinary Shares or C Ordinary Shares, as applicable, prior to giving effect to such transaction, are respected is not a matter of the type described in clause (x) or (y) above, and such change of control would not, in and of itself, preclude any vote or written resolution of Shareholders holding B Ordinary Shares or C Ordinary Shares necessary to approve such change of control transaction from being cast or executed (as applicable) by the Company (or its officer or agent), acting on behalf of such Shareholders in the capacity set forth above.

ARTICLE IV

JERSEYCO DISTRIBUTIONS; ACCOUNTING POLICIES; ALLOCATIONS

4.1.   JerseyCo Distributions Generally. Subject to Section 4.2 and any applicable Law, Distributions shall be made by JerseyCo to its shareholders in respect of their JerseyCo Shares at such times and in such amounts as the board of directors of JerseyCo determines in accordance with the Shareholders’ and the Company’s relative Percentage Interests in JerseyCo and in accordance with the Articles.

4.2.   Tax Distribution Policy. Subject to (i) applicable restrictions set forth in any agreement between the Company or any of its Subsidiaries with third-party lenders, (ii) the availability of sufficient cash and appropriate reserves for working capital (as reasonably determined by the board of directors of JerseyCo) and (iii) any restrictions or limitations imposed by applicable Law, JerseyCo shall distribute (x) to the Company the Tax Distribution Amount, on a quarterly basis, and (y) to each Shareholder, on the date that any such distribution is made to the Company, an amount such that distributions made pursuant to this Section 4.2 are made in accordance with the Shareholders’ and the Company’s relative Percentage Interests in JerseyCo as of such date (such distributions described in the foregoing clauses (x) and (y), “Tax Distributions”).

4.3.   Withholding.

JerseyCo is hereby authorized to withhold from all Distributions pursuant to this Shareholders Agreement, and to pay on behalf of the Company or a Shareholder, all amounts that JerseyCo is required by Law to withhold or pay on behalf of the Company or such Shareholder. All amounts withheld by JerseyCo from Distributions or paid by JerseyCo on behalf of the Company or a Shareholder pursuant to this Section 4.3.1 shall be deemed to have been distributed to the Company or such Shareholder otherwise entitled to receive the amount so withheld or on whose behalf the amount was paid. In the event the board of directors of JerseyCo reasonably determines that JerseyCo is required to withhold an amount from Distributions to any Shareholder, JerseyCo shall notify such Shareholder in advance of such withholding obligation and cooperate with such Shareholder in reducing the amount to be withheld or eliminating the requirement to withhold such amounts, to the extent the board of directors of JerseyCo can do so without unreasonable efforts or expense (including any potential liability to a Tax authority for any such claimed withholding or interest and penalties related thereto). The Company and each Shareholder hereby agrees, to the extent permitted by applicable Law, to reimburse JerseyCo in the manner prescribed in the following sentence for any liability with respect to withholdings required on behalf of or with respect to Distributions to the Company or such Shareholder, or U.S. federal withholding Taxes as a result of the Company’s or such Shareholder’s failure to provide certificates, forms, instruments or other information reasonably requested by JerseyCo relating to the status of the Company or such Shareholder pursuant to Section 4.3.2. If, pursuant to this Section 4.3.1, JerseyCo makes a payment on behalf of or with respect to the Company or a Shareholder, or otherwise withholds from Distributions to the Company or a Shareholder an amount in excess of the amount available for Distribution to the Company or such Shareholder pursuant to Section 4.1 (such excess amount, an “Advance Amount”), JerseyCo may take any of the following actions upon approval of the board of directors of JerseyCo: (i) reduce the amount of any subsequent Distributions (or any other proceeds the Company or such Shareholder may receive under this Shareholders Agreement) that would otherwise have been made to the Company or such Shareholder by the Advance Amount plus interest thereon not to exceed a commercially reasonable rate or (ii) require, to the extent legally permitted, that the Company and each such Shareholder contribute an amount in cash to JerseyCo equal to the Company’s or such Shareholder’s Advance Amount plus a commercially reasonable rate of interest thereon (such payment not to be treated as a Capital Contribution).

4.3.2.   Shareholder Tax Information.

(a)   If reasonably requested by JerseyCo for Tax purposes, the Company and each Shareholder shall use commercially reasonable efforts to deliver to JerseyCo: (i) to the extent required in order to satisfy any JerseyCo obligation under applicable Tax Law, the applicable IRS Form W-8 or IRS Form W-9, or equivalent forms under non-U.S. Tax Law, (ii) other than any documentation and information with respect to the BlackRock Investor, which shall be the subject of clause (b) of this Section 4.3.2, any information or documentation with respect to the Company or such Shareholder (as relevant) (and the Company’s or such Shareholder’s direct and indirect beneficial owners) in order to determine the eligibility of JerseyCo for the benefits of the Treaty with respect to U.S. source dividends received by JerseyCo (such information and documentation, “Treaty Information”), and (iii) to the extent required in order to satisfy any JerseyCo obligation under applicable Tax Law, any other certificates, forms, or instruments setting forth information about the Company or such Shareholder required to establish the Company’s or such Shareholder’s status under any applicable Tax Law.

(b)   If requested by JerseyCo, to the extent required in order to determine the eligibility of JerseyCo for the benefits of the Treaty with respect to U.S. source dividends received by JerseyCo, Juweel agrees to provide, to the extent available to it, (i) any information or documentation that the BlackRock Investors have in their possession with respect to the BlackRock Investors and each BlackRock Fund, (ii) the IRS Forms W-9 (or substitute IRS Forms W-9) of each Direct U.S. Investor that any BlackRock Investor has in its possession (provided, that such IRS Forms W-9 (or substitute IRS Forms W-9) may be provided without violating any applicable confidentiality restrictions or applicable Law), and (iii) a schedule setting forth, with respect to each BlackRock Fund, (A) the ownership percentage of each Direct U.S. Investor whose IRS Form W-9 (or substitute IRS Form W-9) is provided pursuant to subclause (b)(ii) and (B) the aggregate ownership percentages of all Direct U.S. Investors whose IRS Form W-9 (or substitute IRS Form W-9) is not so provided, and will use reasonable efforts to provide other information about such Direct U.S. Investors on an aggregate basis that is reasonably requested by the Company or JerseyCo and the disclosure of which may be made without violating any applicable confidentiality restrictions or applicable Law (such information required to be provided pursuant to clauses (i), (ii) and (iii) of this Section 4.3.2(b), collectively, the “BlackRock Treaty Information”).

(c)   JerseyCo shall use the Treaty Information and the BlackRock Treaty Information provided to it pursuant to clauses (a) and (b) of this Section 4.3.2 only to determine whether JerseyCo is eligible for benefits under the Treaty with respect to U.S. source dividends received by JerseyCo, and such Treaty Information and BlackRock Treaty Information shall be at all times handled in a manner consistent with such purpose; provided, however, that JerseyCo shall use the appropriate Tax forms to eliminate withholding Tax with respect to investors that are U.S. Persons (such as an IRS Form W-9, accompanied by an IRS Form W8-IMY, as the case may be).

(d)   For purposes of this Section 4.3.2, the following definitions shall apply:

(i)  “BlackRock Fund” means any direct or indirect owner of an equity interest in a BlackRock Investor that is a U.S. Person of which the (A) the investment manager or (B) general partner, managing member or similar equity owner with managements rights is an affiliate of BlackRock, Inc.

(ii)   “Direct U.S. Investor” means a direct owner of an equity interest in a BlackRock Fund that is a U.S. Person.

(iii)   “U.S. Person” means a “United States” person within the meaning of Section 7701(a)(30) of the Code.

4.4.   Allocation of Profits and Losses.

4.4.1.   General Allocation of Profit and Loss. Except as otherwise set forth in this Section 4.4, for Capital Account purposes, all items of income, gain, loss and deduction shall be allocated among the holders of JerseyCo Shares in a manner such that if JerseyCo were dissolved, its affairs wound up and its assets distributed to such holders in accordance with their respective Capital Account balances immediately after making such allocation, such Distributions would, as nearly as possible, be equal to the Distributions that would be made pursuant to Section 4.1.

4.4.2.   Allocations for Tax Purposes. For U.S. federal, state and local income Tax purposes, items of income, gain, loss, deduction and credit shall be allocated to the holders of JerseyCo Shares in accordance with the allocations of the corresponding items for Capital Account purposes under this Section 4.4, except that items with respect to which there is a difference between Tax and book basis will be allocated in accordance with Section 704(c) of the Code, the Treasury Regulations thereunder, and Treasury Regulations Section 1.704-1(b)(4)(i), using the “traditional method with curative allocations” set forth in Treasury Regulations Section 1.704-3(c) (and, if applicable, similar provisions of applicable Laws), unless otherwise approved by the board of directors of JerseyCo.

4.4.3.   Gross Income Allocations. Notwithstanding any provision of this Section 4.4, no item of deduction or loss shall be allocated to a holder of JerseyCo Shares to the extent the allocation would cause a negative balance in such holder’s Capital Account (after taking into account the adjustments, allocations and Distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) that exceeds the sum of (i) the amount that such holder would be required to reimburse JerseyCo pursuant to this Shareholders Agreement or under applicable Law plus (ii) the amount that such holder is deemed obligated to reimburse pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). In the event some but not all of the holders of JerseyCo Shares would have a Capital Account deficit as a consequence of an allocation of loss or deduction, the limitation set forth in this Section 4.4.3 shall be applied on a holder-by-holder basis so as to allocate the maximum permissible deduction or loss to each such holder under Section 1.704-1(b)(2)(ii)(d) of the Treasury

Regulations. In the event any loss or deduction is specially allocated to a holder of JerseyCo Shares pursuant to the preceding sentence, an equal amount of income of JerseyCo shall be specially allocated to such holder prior to any allocation pursuant to Section 4.4.1.

4.4.4.   Qualified Income Offset. In the event any holder of JerseyCo Shares unexpectedly receives any adjustments, allocations, or Distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of JerseyCo income and gain shall be specially allocated in an amount and manner sufficient to eliminate as quickly as possible any deficit balance in such holder’s Capital Account in excess of that permitted under Section 4.4.3 created by such adjustments, allocations or Distributions. Any special allocations of items of income or gain pursuant to this Section 4.4.4 shall be taken into account in computing subsequent allocations pursuant to Section 4.4.1 so that the net amount of any items so allocated and all other items allocated to each holder of JerseyCo Shares pursuant to Section 4.4.1 shall, to the extent possible, be equal to the net amount that would have been allocated to each such holder pursuant to the provisions of Section 4.4.1 if such unexpected adjustments, allocations or Distributions had not occurred.

4.4.5.   Minimum Gain Chargebacks. In the event JerseyCo incurs any nonrecourse liabilities, income and gain shall be allocated in accordance with the “minimum gain chargeback” provisions of Sections 1.704-1(b)(4)(iv) and 1.704-2 of the Treasury Regulations. Allocations of each holder of JerseyCo Shares’ share of nonrecourse liabilities shall be made in accordance with Treasury Regulations Section 1.752-3.

4.4.6.   Nonrecourse Deductions. Nonrecourse deductions, within the meaning of Treasury Regulations Section 1.704-2(b)(1), for any Tax Year shall be allocated to the holders of JerseyCo Shares in accordance with such holders’ respective Percentage Interests in JerseyCo.

4.4.7.   Partner Nonrecourse Deductions. Partner nonrecourse deductions within the meaning of Treasury Regulations Section 1.704-2(i)(2) for any Tax Year shall be specially allocated to the holder of JerseyCo Shares who bears the economic risk of loss with respect to the partner nonrecourse debt to which such partner nonrecourse deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

4.4.8.   Nonrecourse Debt. Excess nonrecourse liabilities, within the meaning of Treasury Regulations Section 1.752-3(a)(3), shall be allocated among the holders of JerseyCo Shares in accordance with any method permitted under the Treasury Regulations, as selected by the board of directors of JerseyCo.

4.4.9.   Section 754 Election. To the extent an adjustment to the adjusted Tax basis of any JerseyCo asset under Code Section 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Account balances, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and such gain or loss shall be allocated to the holders of JerseyCo Shares in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

4.4.10.  Section 482 Adjustments. If JerseyCo is allowed any deduction by reason of a payment imputed to a holder of JerseyCo Shares (or an Affiliate thereof) under Section 482 of the Code or similar provision of applicable Law, the resulting deduction shall be allocated to such holder, and such holder shall be deemed to contribute an equivalent amount to JerseyCo, resulting in no net change in such holder’s Capital Account. If JerseyCo is imputed any income by reason of a payment imputed from a holder of JerseyCo Shares (or an Affiliate thereof, or any direct or indirect owners thereof) under Section 482 of the Code or similar provision of applicable Law, the resulting income shall be allocated to such holder, and such holder shall be deemed to receive as a Distribution an equivalent amount from JerseyCo, resulting in no net change in such holder’s Capital Account.

ARTICLE V

CAPITAL ACCOUNTS

5.1.   Capital Accounts. (a) JerseyCo shall maintain a separate capital account (each, a “Capital Account”) for each holder of JerseyCo Shares in accordance with the following provisions:

(i)   The Capital Account of each holder of JerseyCo Shares shall be increased by the amount of cash and the Fair Market Value of other property contributed by such holder to JerseyCo, the amount of income or gain allocated to such holder pursuant to Article IV, and the amount of any JerseyCo liabilities that are assumed by such holder, or that are secured by any JerseyCo assets distributed to such holder.

(ii)   The Capital Account of each holder of JerseyCo Shares shall be decreased by the amount of cash and the Fair Market Value of any JerseyCo property distributed to such holder pursuant to any provision of this Shareholders Agreement, the amount of any expenses or losses allocated to such holder pursuant to Article IV (including the holder’s share of expenditures described in Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) and the amount of any liabilities of such holder that are assumed by JerseyCo or that are secured by any asset contributed by such holder to JerseyCo.

(iii)   In the event any JerseyCo Shares are Transferred in accordance with the terms of this Shareholders Agreement and the Articles, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the portion of the JerseyCo Shares so Transferred.

(b)   The foregoing provisions and the other provisions of this Shareholders Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The board of directors of JerseyCo is authorized to make appropriate amendments to the allocations of items pursuant to Article IV and this Section 5.1 if necessary in order to comply with Section 704 of the Code or applicable Treasury Regulations thereunder; provided that no such change shall have an adverse effect upon the amount distributable to any holder of JerseyCo Shares pursuant to this Shareholders Agreement.

5.2.   No Deficit Restoration Obligation. No holder of JerseyCo Shares shall be required to pay to any other holder of JerseyCo Shares, or JerseyCo any deficit or negative balance that may exist from time to time in such holder’s Capital Account (including upon or after dissolution of JerseyCo), except as may be required by non-waivable provisions of applicable Law.

5.3.   Revaluations of Property. The board of directors of JerseyCo may determine, in its sole discretion (unless otherwise required by applicable Law), to adjust the Capital Accounts of the holders of JerseyCo Shares in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect the Fair Market Value of JerseyCo property whenever JerseyCo Shares are relinquished to JerseyCo or JerseyCo Shares are issued by the JerseyCo (in each case, for a non de minimis amount of cash or property), or whenever an additional holder of JerseyCo Shares is admitted to JerseyCo, and shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e) when JerseyCo is liquidated or in the case of a Distribution of any property (other than cash).

5.4.   Return of Capital; Withdrawals. Except as explicitly provided elsewhere herein, no holder of JerseyCo Shares shall have any right (i) to withdraw as a holder from JerseyCo, (ii) to withdraw from JerseyCo all or any part of such holder’s Capital Account or its capital contributions, (iii) to receive property other than cash in return for such holder’s capital contributions or (iv) to receive any Distribution from JerseyCo.

5.5.   No Interest on Capital Contributions. No holder of JerseyCo Shares shall be paid interest on its Capital Account or any of its Capital Contributions.

5.6.   Capital Accounts Separate to Statutory Accounts. The Capital Accounts of the holders of JerseyCo Shares are maintained as separate internal accounts of such holders by JerseyCo for the purposes of calculating allocations of profits and losses in accordance with Section 4.4 and do not form part of or affect the statutory accounts of JerseyCo.

ARTICLE VI

TAX MATTERS

6.1.   Tax Returns and Forms.

6.1.1.   JerseyCo shall prepare or cause to be prepared, at its expense, all required U.S. federal, state, local and foreign Tax Returns of JerseyCo (the “Tax Returns”) in accordance with applicable Law and shall file such Tax Returns in a timely manner (taking into account applicable extensions).

6.1.2.   By March 31 of each Tax Year, JerseyCo shall, at its expense, use reasonable efforts to provide or cause to be provided to each holder of JerseyCo Shares a good faith estimate of the items that will be reported on the Schedule K-1 with respect to such holder for the preceding Tax Year, which good faith estimate may be based to the extent practicable on the quarterly reports described in Section 6.1.4 hereto and shall include, to the extent reasonably practicable, sufficient information to (a) permit such holder to identify items of income described in Section 871(a) or 881(a) of the Code (commonly referred to as “FDAP income”), (b) identify the U.S. source dividend income allocated to such holder, and (c) permit such holder to determine the amount of any material “unrelated business taxable income” (within the meaning of Section 512(a) of the Code) with respect to any direct or indirect beneficial owner of such holder that is a Tax-exempt organization.

6.1.3.   JerseyCo shall use reasonable efforts to, by May 31 of each succeeding Tax Year, at its expense, provide or cause to be provided to each holder of JerseyCo Shares a Schedule K-1 and any other U.S. federal, state, local or foreign income Tax Returns, forms, statements and related disclosures or other information (each, a “Tax Form”) with respect to JerseyCo for the preceding Tax Year as may be necessary to enable such holder to (a) prepare its U.S. federal income Tax Returns, including a statement showing such holder’s share of income, gain, loss, deductions and credits for such Tax Year for U.S. federal income Tax purposes, (b) prepare such state, local and foreign income Tax Returns and other Tax Returns as are required to be filed by such holder (or its direct or indirect beneficial owners) as a result of JerseyCo’s activities in any applicable jurisdiction, (c) in the case of any holder, allocate among its direct or indirect beneficial owners such holder’s distributive share of Company income or loss based on the jurisdiction in which the income or loss arose in a form that will enable such holder to prepare the U.S. federal, state and local income Tax Returns of such direct and indirect beneficial owners, and (d) in the case of any holder, determine and differentiate among items of U.S. Source Income and items of Non-U.S. Source Income allocated to such holder.

6.1.4.   Within ten (10) days after the end of each calendar quarter (or sooner if required by a holder of JerseyCo Shares to comply with any requirement of Law), JerseyCo shall, at its expense, deliver or cause to be delivered to each holder a report with respect to such calendar quarter containing an estimate of such quarter’s taxable income and Tax payments, an estimate of U.S. Source Income and Non-U.S. Source Income and other information reasonably requested by such holder in writing (including through any accounting firm employed by a holder) and a description of substantial investments and acquisitions made directly or indirectly by JerseyCo (including, for the avoidance of doubt, investments made by any Subsidiary of JerseyCo) during such calendar quarter (including a designation of whether (and to what extent) the taxable income generated by such investment or acquisition is expected to be U.S. Source Income or Non-U.S. Source Income). Such report shall also include a good-faith estimate of the preceding items for each remaining calendar quarter of the applicable Tax Year.

6.2.   PFIC. JerseyCo, in consultation with the Company and the Shareholders, shall make a good faith determination each Tax Year whether JerseyCo holds, directly or indirectly, an interest in any “passive foreign investment company” (as defined in Section 1297(a) of the Code) (“PFIC”). If JerseyCo determines that it holds an interest in a PFIC for any Tax Year, then JerseyCo shall notify the Company and each Shareholder that such entity is a PFIC and use commercially reasonable efforts to cause such PFIC to provide (and if provided by such PFIC, to provide each holder of JerseyCo Shares as soon as practicable thereafter) (a) all information necessary for such holder to make and maintain a “qualified electing fund” election in respect of such PFIC, (b) all information necessary to complete an IRS Form 8621, and (c) a PFIC Annual Information Statement in accordance with applicable Law. JerseyCo also agrees to use commercially reasonable efforts to cause such PFIC to allow each holder to inspect and copy such PFIC’s permanent books of account, records, and such other documents as may be necessary to establish that the financial information included on such PFIC Annual Information Statement is computed in accordance with U.S. federal income Tax principles.

6.3.   CFC. JerseyCo shall make a good faith determination each Tax Year whether it holds, directly or indirectly, an interest in a “controlled foreign corporation” (as defined in Section 957 of the Code) (“CFC”), and if JerseyCo determines that it holds an interest in a CFC for any Tax Year, then JerseyCo shall use commercially reasonable efforts to (a) notify each holder of JerseyCo Shares that such entity is a CFC and (b) provide each holder with any information or calculations as may be required by such holder to timely file any required Tax Returns or information returns, including IRS Form 5471 (and any schedules thereto).

6.4.   Consistency. If, after consultation with the other Shareholders, a Principal Shareholder or the Expedia Shareholder reasonably believes in good faith that JerseyCo and its Subsidiaries will be unable to provide the information and/or Tax Forms described in Section 6.1 within the time periods prescribed herein, such Principal Shareholder or the Expedia Shareholder shall have the right, with the prior written consent of each of the other Shareholders (acting individually, with such consent not to be unreasonably withheld, conditioned or delayed), to require that JerseyCo retain the services of PricewaterhouseCoopers LLP (or such other accounting firm as may be agreed in writing by the Principal Shareholders and the Expedia Shareholder) to provide assistance to JerseyCo or its Subsidiaries in order to ensure that such information and/or Tax Forms are finalized and delivered to the Shareholders within such time periods.

6.5.   U.S. Tax Classification.

6.5.1.   JerseyCo has elected to be classified as a Pass-Through Entity pursuant to Treasury Regulations Section 301.7701-3 with an effective date prior to the Effective Date.

6.5.2.   [Reserved].

6.5.3.   [Reserved].

6.5.4.   JerseyCo, the Company and the Shareholders agree to cooperate in good faith to effect the provisions of this Section 6.5 (including in the making and filing of any election necessary to obtain any U.S. Tax classification as determined under this Section 6.5). No change will be made to the U.S. federal income tax classification of JerseyCo or any of its Subsidiaries without the prior consent of the each Shareholder (acting in its individual sole discretion).

6.6.   Effectively Connected Income. The Company and JerseyCo shall use commercially reasonable efforts to conduct JerseyCo’s business operations (including the business operations of its Subsidiaries) in a manner (a) so that JerseyCo is not considered to be Engaged in a USTB, and (b) to the extent that the Company or JerseyCo determines that JerseyCo is Engaged in a USTB, that minimizes the allocable share of any taxable income or gain which is effectively connected with the conduct of a trade or business within the United States to any Shareholder (or its direct and indirect owners), including as a result of JerseyCo or any of its Subsidiaries (other than the U.S. Subsidiary Entities) having an office or other fixed place of business within the United States (as contemplated by Section 864(c)(4)(B)(iii) of the Code and the Treasury Regulations thereunder).

6.7.   No Non-U.S. Taxes or Filings. The Company will use reasonable efforts to structure any entity or acquisition of the Company in a jurisdiction outside of the United States so as to avoid causing any Shareholder to incur any direct obligation to file a Tax Return (including any group, affiliated or other combined Tax Return, or any composite Tax Return, but excluding any form a purpose of which is to claim an exemption from or reduction of a withholding Tax) in such jurisdiction, solely as a result of such Shareholder’s investment in the Company.

6.8.   Election Pursuant to Section 754 of the Code. JerseyCo shall maintain an election under Section 754 with respect to JerseyCo and its relevant Subsidiaries.

6.9.   Partnership Representative.

(a)   The Company is hereby designated the Partnership Representative of JerseyCo and may take whatever steps it deems necessary or desirable, in its reasonable discretion, to perfect such status, including filing any forms and documents with the IRS and taking such other action as may be required from time to time under applicable Treasury Regulations.

(b)   The Partnership Representative shall have the following rights and responsibilities:

(i)   With respect to Tax Years to which the Partnership Audit Rules (as amended by the Bipartisan Budget Act of 2015) do not apply, the Partnership Representative shall take such action as may be necessary to cause each of the applicable Shareholders to become a “notice partner” within the meaning of Section 6231(a)(8) of the Code.

(ii)  The Partnership Representative shall, within ten (10) Business Days of the receipt of any notice from the IRS in any administrative proceeding at the JerseyCo level relating to the determination of any JerseyCo item of income, gain, loss, deduction or credit, mail a copy of such notice to each Shareholder.

(iii)   Except as otherwise authorized under this Shareholders Agreement, the Partnership Representative shall not take any action in connection with a Partnership Tax Audit, including any Tax election, without the approval of the Board of Directors. In addition, the following actions shall require approval of each Principal Shareholder and the Expedia Shareholder (acting in their individual sole discretion): (A) entering into a settlement with the IRS or the Secretary of the Treasury with respect to any material Tax audit or judicial review in which agreement the Partnership Representative may expressly state that such agreement shall bind the Shareholders; (B) filing a petition for judicial review of any final administrative adjustment at the JerseyCo level of any material item required to be taken into account for Tax purposes by a Shareholder; (C) causing JerseyCo to make a material Tax election in connection with a Partnership Tax Audit that is not addressed in this Shareholders Agreement; (D) entering into an agreement with the IRS to extend the period for assessing any Tax that is attributable to any item required to be taken into account for Tax purposes by a Shareholder; and (E) with respect to a relevant Tax Year, making any election under Section 6221(b) or Section 6226 of the Code.

(iv)    Notwithstanding paragraph 6.9(b)(iii), the Principal Shareholders hereby authorize and direct the Partnership Representative to make an election under Section 6226 of the Code with respect to any material imputed underpayments included in any notice of final partnership adjustment for any Tax Year beginning on or before the Effective Date to which the Partnership Audit Rules (as amended by the Bipartisan Budget Act of 2015) apply; provided, that the Partnership Representative shall use reasonable efforts to afford Shareholders and MIP Shareholders the opportunity first to avail themselves of the procedures set forth in Section 6225(c) of the Code (such procedures, the “Pull-In Procedures”), before the Section 6226 election is made. In the event that a Shareholder or MIP Shareholder avails itself of the Pull-In Procedures, any Taxes payable by the Company with respect to such Shareholder or MIP Shareholder as a result of the application of such Pull-In Procedures shall be subject to Section 6.9(f) of this Shareholders Agreement. In the event that an election under Section 6226 of the Code is determined or deemed to be invalid by the IRS or a court of applicable jurisdiction, any liability of the Company for Taxes in connection with the relevant final partnership adjustment shall be subject to Section 6.9(f) of this Shareholders Agreement; provided, that no amount shall be allocated to a Shareholder or MIP Shareholder to the extent that such Shareholder or MIP Shareholder can demonstrate, to the reasonable satisfaction of the Board, that it properly took the adjustments into account pursuant to a Pull-In Procedure, or paid or otherwise satisfied the corresponding Tax pursuant to the election under Section 6226 and such payment has been taken into account by the IRS to reduce the Company’s liability under Section 6225. For the avoidance of doubt, the Company shall cooperate with each Shareholder and MIP Shareholder to the extent reasonably requested for purposes of the preceding sentence.

(c)   The Partnership Representative shall be entitled to reimbursement from JerseyCo for all reasonable costs and expenses incurred by it in complying with and carrying out its responsibilities under this Shareholders Agreement, subject to the approval of such costs and expenses by the board of directors of JerseyCo. The Partnership Representative shall not be liable for any indemnity or damages to the Shareholders arising out of any act or omission by reason of its status as Partnership Representative, unless such damages result from gross negligence by the Partnership Representative.

(d)   Except to the extent specified otherwise in this Shareholders Agreement, JerseyCo and its board of directors shall make decisions with respect to any income Tax claim, dispute or litigation as well as elections with respect to the income Tax treatment of various items; provided, however, that (i) each Shareholder shall have the right to participate in any administrative or judicial proceeding at the JerseyCo level with respect to Taxes at its own expense; (ii) the Partnership Representative shall notify the Shareholders of any proposed settlement of any JerseyCo item and shall consult in good faith with, and take into account reasonable comments made by, a Shareholder with respect to such proposed settlement; and (iii) neither JerseyCo nor the Partnership Representative shall settle or compromise any material Tax claim, dispute or litigation without the consent of the Board of Directors.

(e)   Each Shareholder shall cooperate with JerseyCo and the Partnership Representative to the extent reasonably requested in connection with any tax filings, tax audits, and any other interactions with any tax authority or tribunal on behalf of JerseyCo (and, if applicable, any Shareholders).

(f)  Any amount that JerseyCo has paid or incurred, or that the board of directors of JerseyCo has determined JerseyCo is required to pay or incur, in respect of Taxes pursuant to the Partnership Audit Rules (including in respect of an imputed underpayment under the Partnership Audit Rules) that the board of directors of JerseyCo determines in its reasonable discretion is attributable to a Shareholder (including as a result of a Shareholder’s failure to provide information reasonably requested by JerseyCo, the Board of Directors or the Partnership Representative in connection with an imputed underpayment under the Partnership Audit Rules) shall be promptly repaid by such Shareholder or treated as an Advance Amount deemed to have been distributed such Shareholder and as to which JerseyCo may take any of the actions described in Section 4.3.2 of this Shareholders Agreement, upon approval of the board of directors of JerseyCo.

(g)   The obligations under this Section 6.9 shall survive the transfer or termination of an interest in JerseyCo, as well as the termination, dissolution, liquidation, and winding up of JerseyCo.

6.10.   United States Property. JerseyCo and each Subsidiary shall use reasonable best efforts, in consultation with Amex and Expedia and taking into account the Tax positions of Amex and Expedia and their respective Affiliates, (i) not to hold any obligation of a United States person within the meaning of Section 956(c)(1) of the Code other than an obligation described in Section 956(c)(2)

of the Code that would be expected to require Amex or Expedia to include in income amounts described in Section 956 of the Code, and (ii) to provide funds to the U.S. Subsidiary Entities, if necessary, as Capital Contributions by JerseyCo and not as debt.

6.11.   Transfer Reporting. In connection with a transfer by a shareholder of all or any portion of its interest in JerseyCo, JerseyCo shall, upon request and to the extent legally entitled to do so, provide to a shareholder and its transferee certification sufficient to establish that the transfer is exempt from withholding for taxes under Sections 1445 and 1446(f) of the United States Internal Revenue Code of 1986, as amended.

ARTICLE VII

BUSINESS SCOPE AND COMPETITION ISSUES

7.1.   Restrictions on Competition by the Shareholders.

7.1.1.   During the term of this Shareholders Agreement, no Principal Shareholder, so long as such Principal Shareholder meets the definition of a Restricted Shareholder, shall:

(a)   acquire or engage in negotiations to acquire or permit its Affiliates (excluding any Juweel Investor or Juweel Upstream Investor) (provided, that for purposes of this clause (a), no Person shall be deemed to be an Affiliate of Amex if American Express Company does not have the right (contractually or otherwise) to unilaterally cause such Person to comply with the terms of this clause (a) and excluding, for the avoidance of doubt, any third-party licensees or franchisees) to acquire or engage in negotiations to acquire, any economic or voting interests in excess of ten percent (10%) of the issued and outstanding voting or economic interests of any Person predominantly engaged in the Restricted Business; or

(b)   engage in, or permit its Affiliates (excluding any Juweel Investor or Juweel Upstream Investor) (provided, that for purposes of this clause (b), no Person shall be deemed to be an Affiliate of Amex if American Express Company does not have the right (contractually or otherwise) to unilaterally cause such Person to comply with the terms of this clause (b) and excluding, for the avoidance of doubt, any third-party licensees or franchisees) to engage in, the Restricted Business; provided that nothing in this clause (b) shall (i) apply to any third-party licensing or franchising relationships of Amex or its Affiliates, (ii) apply to any existing lines of business operated by a Restricted Shareholder on the Initial Effective Date and set forth on Schedule 7.1.1, (iii) restrict the ability of a Restricted Shareholder or its Affiliates or Subsidiaries (including American Express Company), or any of their respective commercial partners, licensees and/or franchisees globally, to, directly or indirectly, engage in any and all other activities, including Leisure and Retail Travel Services, Travel Supplier Services, Payment Products, Licensed and Network Services, Lending Activity, Card Acceptance and Merchant Services, Consulting and Data Services, GNS Travel Services, Foreign Exchange Services, Insurance Services and any other banking or financial services and products, electronic or otherwise, and ancillary services and products, and, with respect to each of the foregoing, regardless of whether the applicable Person is also a customer (or employee of a customer) of the Company or (iv) restrict any services provided to or on behalf of the Company, including pursuant to any Transaction Agreement or Operating Agreement or any agreement between the Company and Amex (or any of their respective Affiliates) entered into on or after the Initial Effective Date. For the avoidance of doubt, nothing in this Section 7.1.1 shall prohibit any Restricted Shareholder or any of its Affiliates from acquiring an interest (whether by way of an investment, merger or acquisition) in any Person or business with an interest in the Restricted Business where the primary purpose of such transaction was not the acquisition of the Restricted Business.

7.1.2.   Restrictions on Certain Activities by the Juweel Investors. Except with respect to the Restricted Businesses set forth on Schedule 7.1.2, each Juweel Investor shall cause each Direct Holder (controlled by such Juweel Investor) of a Juweel Entity (other than, in the case of the BlackRock Investors, any third-party account for which Portfolio Administration & Management Ltd. (“PAM”) provides investment advisory services but which is not a fund controlled by PAM (any such PAM-controlled fund, a “PEP Fund”)) to use its commercially reasonable efforts to cause (i) any individual designated by or on behalf of such Direct Holder to serve as a director on the Board of Directors or a Committee member, during such time that such individual so serves as a director or a Committee member and for one year thereafter, and (ii) any of such Juweel Investor’s or Direct Holder’s employees (and, in the case of any BlackRock Investor or PAM, any of PAM’s employees) to whom Restricted Confidential Information has been provided, from the date such Person first receives any Restricted Confidential Information until the date that is one year from the date such Person last receives any Restricted Confidential Information, to refrain from (x) directly assisting such Juweel Investor or such Direct Holder (and, in the case of any BlackRock Investor or PAM, any other PEP Fund) with any investment decision relating to the acquisition, either directly or indirectly, of an economic or voting interest representing in excess of ten percent (10%) of any Person predominantly engaged in the Restricted Business (a “Restricted Competitor”) or (y) serving as a director or observer on the board of directors or comparable governing body of a Restricted Competitor.

7.2.   Non-Solicit. Amex and Expedia shall not, and shall cause their respective Affiliates not to (provided, that for purposes of this section, no Person shall be deemed to be an Affiliate of Amex or Expedia, as applicable, if American Express Company or Expedia Group, Inc., respectively, does not have the right (contractually or otherwise) to unilaterally cause such Person to comply with the terms of this section and excluding, for the avoidance of doubt, any third-party licensees or franchisees), and Juweel shall not and shall cause the Juweel Investors (provided, that with respect to the BlackRock Investors, this provision shall be limited to only those BlackRock Investors that are PEP Funds) not to, directly or indirectly, solicit for employment or hire the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Transformation Officer, the Chief Legal Officer, the Global Head of M&A, the VP Business Planning, the Chief Commercial Officer, the Chief Compliance and Risk Officer, the Chief Revenue Officer, the EVP Product, Strategy & Communications, the Chief Information Technology Officer, the Chief People Officer and similar C-suite level executive employees of the Company, JerseyCo and their Subsidiaries without the prior written consent of the Company (such employees, “Restricted Employees”), unless (a) the employment of such Restricted Employee has been terminated by the Company or its Affiliate, as applicable, prior to such action by Amex, Juweel, Expedia or any of their respective Affiliates, as applicable, or (b) the solicitation or hiring of such Restricted Employee by Amex, Juweel, Expedia or any of their respective Affiliates shall occur on or after the two (2) year anniversary of the date upon which Amex, Juweel or Expedia, as applicable, ceases to own any Shares; provided, however, that no Person shall be prohibited from hiring any Restricted Employee (x) who responds to a general solicitation in media of general circulation (including advertisements posted on the Internet or in trade media) not expressly targeted at such Restricted Employees or (y) who is referred to such Person by search firms, employment agencies or other similar entities; provided that such entities have not been specifically instructed to solicit Restricted Employees.

7.3.   Certain Transaction Restrictions.The Company agrees that neither it, JerseyCo nor any of their Subsidiaries shall enter into any agreement or consummate any Transaction that would obligate a Shareholder or any of its Affiliates to:

(a)   be bound by (i) any restrictive covenant related to investing in or acquiring an entity, or directly or indirectly operating a business, that may be in competition with the operations of the Company, JerseyCo or any of their Subsidiaries or any person or entity acquiring the Company, JerseyCo or any of their Subsidiaries or (ii) any other restrictive covenant related to the operation of its business, other than customary covenants relating to confidential information agreed to by all other Shareholders in writing (such agreement not to be unreasonably withheld, conditioned or delayed);

(b)   make any representation or warranty with respect to, enter into any amendment of, or waive any of its rights or claims under, (i) any provision of any document to which such Shareholder or any of its Affiliates is party which provision does not directly relate to such Shareholder’s equity ownership in the Company or JerseyCo or (ii) any provision intended to address the regulatory status of such Shareholder;

(c)   make any representation or warranty other than customary fundamental representations regarding due authorization to transfer its Shares, ownership of and absence of liens on its Shares, absence of conflicts that might prohibit the transfer of its Shares or approvals that might be required for the transfer of such its Shares; or

(d)   agree to any indemnity by such Shareholder that is made jointly rather than severally or other than on a pro rata basis with respect to any agreed indemnity cap or which purports to ascribe liability to such Shareholder in excess of the proceeds to be received by such Shareholder for its Shares.

7.4.   Certain Acknowledgments. Each Shareholder (on behalf of itself and its Affiliates) acknowledges and agrees that the duration, scope and other provisions set forth in Sections 7.1 and 7.2 have been specifically negotiated by sophisticated, commercial parties and specifically hereby agrees that such time, scope and other provisions are reasonable under the circumstances. Each Shareholder further (on behalf of itself and its Affiliates) agrees that if, at any time, despite the express agreement of such Shareholder, a court or other authority of competent jurisdiction holds that any portion of Sections 7.1 and 7.2 is unenforceable because any of the restrictions herein are unreasonable, or for any other reason, such decision shall not affect the validity or enforceability of any of the other provisions of this Shareholders Agreement, and the maximum restrictions of time or scope reasonable under the circumstances, as determined by such court or other authority, shall be substituted for any such restrictions which are held unenforceable. Each Shareholder acknowledges and agrees that the remedy at law for any breach, or threatened breach, of any of the provisions of Sections 7.1 and 7.2 shall be inadequate and, accordingly, each Shareholder agrees that the other parties shall, in addition to any other rights and remedies which such other parties may have, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of such covenant, as may be available from any court of competent jurisdiction. Such right to obtain equitable relief may be exercised, at the option of such other party or parties, concurrently with, prior to, after or in lieu of, the exercise of any other rights or remedies which such other party or parties may have as a result of any such breach or threatened breach.

ARTICLE VIII

INFORMATION RIGHTS

8.1.   Information Rights.

8.1.1.   Required Delivery of Information to Shareholders. Subject to compliance with Applicable Securities Laws, Antitrust Law, the rules and regulations of the Applicable Exchange and all other applicable Laws, the Company shall deliver to each Principal Shareholder and the Expedia Shareholder, promptly following their filing, if any, copies of any periodic reports, current reports on 8-K (or any successor or similar form), Registration Statements and prospectuses filed by the Company, JerseyCo or any of their Subsidiaries with the Applicable Commission that are not publicly available.

8.1.2.   Financial Planning Information. Subject to compliance with Applicable Securities Laws, Antitrust Law, the rules and regulations of the Applicable Exchange and all other applicable Laws, the Company, JerseyCo and their Subsidiaries shall provide information to Amex or Expedia, in the formats and at times reasonably requested by Amex or Expedia, as applicable, that is reasonably necessary to facilitate Amex’s or Expedia’s, as applicable, annual financial planning process, including, for each fiscal year of the Company, the Company’s outlook for operating performance and business developments in the remainder of that fiscal year, in the following fiscal year and in the following three (3) fiscal years and, for each monthly accounting period, unaudited consolidated financial statements for such period delivered within 30 days of the end of such period (including (i) a profit and loss statement for such period, together with a cumulative profit and loss statement from the first day of the current year to the last day of such period; (ii) a balance sheet as at the last day of such period; (iii) a cash flow analysis for such period on a cumulative basis for the fiscal year to date), together with (A) a comparison between the actual figures for such monthly accounting period and the comparable figures within the annual operating budget for such period and (B) a comparison between the current figures and the figures from the prior year for such monthly accounting period, with, in each case, an explanation of any material differences; provided that the Company, JerseyCo and their Subsidiaries shall provide Juweel with copies of all such information requested by Amex or Expedia pursuant to this Section 8.1.2 in the formats and at the times such information is provided to Amex or Expedia, as applicable. Subject to compliance with Applicable Securities Laws, Antitrust Law, the rules and regulations of the Applicable Exchange and all other applicable Laws, the Company, JerseyCo and their Subsidiaries shall also provide quarterly net profit forecast by jurisdiction and annual transfer pricing reports with a listing of all agreements between the Company, JerseyCo and any of their subsidiaries, on the one hand, and Amex or any of its Affiliates, on the other hand.

8.1.3.   Termination of Information and Access Rights. Notwithstanding the foregoing, the information and access rights of the Expedia Shareholder or a Principal Shareholder pursuant to the preceding Sections 8.1.1 and 8.1.2 will terminate automatically and be of no further force and effect if the Expedia Shareholder or such Principal Shareholder ceases to own at least five percent (5%) of the issued Shares.

8.2.   Confidentiality Obligations.

8.2.1.   Confidential Information. For purposes of this Shareholders Agreement, the term “Confidential Information” shall mean, with respect to each of the parties, including the Company, JerseyCo and each of their respective Affiliates, information that is proprietary to it, including patents, know-how, designs, formulas, processes, technology, plans, data, trade secrets, inventions, discoveries, improvements and ideas or works of authorship or other information relating to its business; information concerning any of its past, current or possible future products or projects; information about its research, development, purchasing, accounting, marketing or selling of products or services; and information concerning any of its past, current or possible future customers or business prospects. Confidential Information shall not include (i) any information lawfully in any Person’s possession on a non-confidential basis prior to the date of disclosure thereof (other than (w) any due diligence material provided in connection with the transactions contemplated hereby or any potential transaction related to the purchase and sale of any direct or indirect interest in the Company, JerseyCo or any of their respective Subsidiaries, (x) the Operating Agreements, (y) any other applicable Transaction Agreements or (z) information obtained from a source that the recipient knows was prohibited from disclosing such information on a non-confidential basis by any contractual, fiduciary or other legal obligation) by any other Person bound hereby, (ii) any information which is in the public domain or hereafter becomes a part thereof through no fault of the Person to whom such Confidential Information has been disclosed, (iii) any information that becomes available to a Person on a non-confidential and lawful basis from a source other than any other Person bound hereby, (iv) any information disclosed from one Person bound hereby to another that is expressed in writing by the disclosing party to be non-confidential or (v) any information that is independently developed by any Person (other than the Company, JerseyCo or any of their Subsidiaries or any other Person acting on their behalf) without reference to or reliance upon Confidential Information. For the avoidance of doubt, any Confidential Information of the Company or JerseyCo related to Confidential Information of Amex (including any commercial arrangements of American Express Company or any of its affiliates with any third-party other than the Company, JerseyCo or any of their Subsidiaries) or the Company’s regulatory status as a result of its relationship with Amex shall be deemed to also be Confidential Information of Amex (such Confidential Information, “Amex Confidential Information”).

8.2.2.   Protection of Confidential Information. Except as otherwise may be specifically provided herein, each of the Shareholders agrees that all proprietary or non-public information obtained from any other party in the course of negotiating this Shareholders Agreement, the Operating Agreements and any other applicable Transaction Agreements (other than those that are publicly filed) or agreements related to the purchase and sale of any direct or indirect interest in the Company, JerseyCo or any of their respective Subsidiaries and conducting a due diligence investigation regarding the transactions contemplated hereby and thereby and receiving such information pursuant to the rights and privileges afforded by this Shareholders Agreement will be presumed to constitute Confidential Information (unless it falls within any category described in any of subsections (i) through (iv) set forth above in the definition of Confidential Information) and, except as required by applicable Law, all Confidential Information will be held in the strictest confidence by each such Shareholder as well as by its Affiliates and Representatives, including its legal counsel, accountants and financial advisors who need to know such information; provided, however, that (x) the officers and directors shall be permitted to disclose any and all Confidential Information (excluding Amex Confidential Information), notwithstanding, without limitation, any duty of confidentiality imposed on directors by default under applicable Law, to the Juweel Investors, any Shareholder and such Shareholder’s Representatives and Affiliates (so long as such Representatives and Affiliates are subject to similar confidentiality obligations as those set forth herein) and (y) each Shareholder shall be permitted to disclose Confidential Information (excluding Amex Confidential Information) to the Juweel Investors and such Shareholder’s Representatives and Affiliates (so long as such Representatives and Affiliates are subject to similar confidentiality obligations as those set forth herein). Anything to the contrary herein notwithstanding, to the extent permitted by applicable Law, each of the parties shall immediately notify the Company and the Principal Shareholders if it is required by Law or judicial authority to disclose any of such Confidential Information. None of the Shareholders may use any Confidential Information of the Company, JerseyCo or their Subsidiaries, any other Shareholder or the Juweel Investors for any purpose other than in connection with its investment in the Company, except to the extent such information is available to such Shareholder pursuant to any other agreement between such Shareholder or any Affiliate thereof and the Company or any Affiliate thereof, subject to any restrictions contained in such other agreement. Notwithstanding anything to the contrary herein, nothing in this Section 8.2 shall limit or otherwise apply to disclosure by a Shareholder, or any of its Affiliates or Representatives, that is a Regulated Holder to any banking regulatory authority with jurisdiction over such Regulated Holder in connection with any supervisory examination by, or communication with, such banking regulatory authority, and, for the avoidance of doubt, neither such Regulated Holder nor any of its Affiliates or Representatives shall have any obligation to notify the Company of any such examination or communication. Each Shareholder shall be responsible for a breach of the terms of this Section 8.2 by its Affiliates and Representatives and each Juweel Investor shall be responsible for the breach of the terms of Section 8.2 by, and only by, it or any of its Affiliates or Representatives. The terms and provisions of Section 8.2 shall survive any termination of this Shareholders Agreement (in its entirety or with respect to an individual Shareholder in accordance with Section 10.1) for a period of one (1) year after any such termination.

ARTICLE IX

REPRESENTATIONS AND WARRANTIES

9.1.   Representations and Warranties of the Company and JerseyCo. Each of the Company and JerseyCo represents and warrants to the Shareholders as follows:

9.1.1.   Organization. The Company is a corporation, incorporated and validly existing under the Laws of the State of Delaware. JerseyCo is a company limited by shares, organized and validly existing under the Laws of Jersey.

9.1.2.   Authority. Each of the Company and JerseyCo has full corporate power and authority to execute and deliver this Shareholders Agreement and to consummate the transactions contemplated on its part hereby. The execution, delivery and performance by the Company and JerseyCo of this Shareholders Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and JerseyCo. No other action on the part of the Company or JerseyCo is necessary to authorize the execution and delivery of this Shareholders Agreement by the Company or JerseyCo or the performance by each of the Company or JerseyCo of its obligations hereunder. This Shareholders Agreement has been duly executed and delivered by the Company and JerseyCo and constitutes a legal, valid and binding agreement of each of the Company and JerseyCo, enforceable against the Company and JerseyCo in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting creditors’ rights generally and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

9.1.3.   Anti-Corruption. Neither the Company nor JerseyCo has, directly or indirectly, obtained or induced and will not attempt to so obtain or induce the procurement of this Shareholders Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Shareholders Agreement or any potential transaction or the Company’s or JerseyCo’s other dealings with the Shareholders or their affiliates through any violation of law or regulation and has not, on or prior to the Effective Date, except as set forth on Schedule 9.1.3 hereto, given or agreed to give and shall not give or agree to give to any person or entity, either directly or indirectly, any placement fee, introductory fee, arrangement fee, finder’s fee or any other fee, compensation, monetary benefit or any other benefit, gift, commission, gratification, bribe or kickback, whether described as a consultation fee or otherwise, with the object of obtaining or inducing the procurement of this Shareholders Agreement or any contract, right, interest, privilege or other obligation or benefit related to this Shareholders Agreement.

9.1.4.   No Violation. The execution and delivery of this Shareholders Agreement by the Company and JerseyCo, the performance by each of the Company and JerseyCo of their respective obligations hereunder and the consummation by the Company and JerseyCo of the transactions contemplated hereby, will not (a) violate any provision of Law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Company or JerseyCo, (b) require the consent, waiver, approval, license or authorization of or any filing by the Company or JerseyCo with any governmental authority or (c) violate, result (with or without notice or the passage of time, or both) in a breach of or give rise to the right to accelerate, terminate or cancel any obligation under or constitute (with or without notice or the passage of time, or both) a default under, any of the terms or provisions of any charter document or bylaw, agreement, note, indenture, mortgage, contract, order, judgment, ordinance, regulation or decree to which the Company or JerseyCo is subject or by which the Company or JerseyCo is bound and which would have an adverse effect on the ability of the Company or JerseyCo to perform their respective obligations under this Shareholders Agreement.

9.2.   Representations and Warranties of Each Shareholder. Each Shareholder represents and warrants to the Company, JerseyCo and the other Shareholders, solely as to itself, as follows:

9.2.1.   Organization. Such Shareholder is duly organized, validly existing and in good standing (if applicable) under the Laws of its jurisdiction of organization.

9.2.2.   Authority. Such Shareholder has full corporate or similar power and authority to execute and deliver this Shareholders Agreement and to consummate the transactions contemplated on its part hereby. The execution, delivery and performance by such Shareholder of this Shareholders Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder. No other action on the part of such Shareholder is necessary to authorize the execution and delivery of this Shareholders Agreement by such Shareholder or the performance by such Shareholder of its obligations hereunder. This Shareholders Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement of such Shareholder, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting creditors’ rights generally and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

9.2.3.   Anti-Corruption. Such Shareholder has not, directly or indirectly, obtained or induced and will not attempt to so obtain or induce the procurement of this Shareholders Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Shareholders Agreement or any potential transaction or its other dealings with the Company or the other Shareholders or their affiliates through any violation of law or regulation and has not, on or prior to the Effective Date, except as set forth on Schedule 9.2.3 hereto, given or agreed to give and shall not give or agree to give to any person or entity, either directly or indirectly, any placement fee, introductory fee, arrangement fee, finder’s fee or any other fee, compensation, monetary benefit or any other benefit, gift, commission, gratification, bribe or kickback, whether described as a consultation fee or otherwise, with the object of obtaining or inducing the procurement of this Shareholders Agreement or any contract, right, interest, privilege or other obligation or benefit related to this Shareholders Agreement.

9.2.4.   No Violation. The execution and delivery of this Shareholders Agreement by such Shareholder, the performance by such Shareholder of its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby, will not (a) violate any provision of Law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to such Shareholder, (b) require the consent, waiver, approval, license or authorization of or any filing by such Shareholder with any governmental authority or (c) violate, result (with or without notice or the passage of time, or both) in a breach of or give rise to the right to accelerate, terminate or cancel any obligation under or constitute (with or without notice or the passage of time, or both) a default under, any of the terms or provisions of any charter document or bylaw, agreement, note, indenture, mortgage, contract, order, judgment, ordinance, regulation or decree to which such Shareholder is subject or by which such Shareholder is bound and which would have an adverse effect on the ability of such Shareholder to perform its obligations under this Shareholders Agreement.

ARTICLE X

MISCELLANEOUS

10.1.   Termination. This Shareholders Agreement shall terminate in its entirety as to a Shareholder at such time as such Shareholder and its Permitted Transferees cease to own any Shares. The rights and obligations of any such Shareholder and its Affiliates, the Company and JerseyCo, as applicable, under Section 8.2, Section 10.3, Section 10.8 and Section 10.16 shall survive the termination of this Shareholders Agreement notwithstanding anything to the contrary in this Section 10.1.

10.2.   No Voting or Conflicting Agreements. Other than pursuant to the Investors Agreement, no Shareholder shall grant any proxy or enter into or agree to be bound by any voting trust with respect to the Shares nor, at any time, shall any Shareholder enter into any shareholder agreements or arrangements of any kind with any Person with respect to the Shares, in any case which is inconsistent with the provisions of this Shareholders Agreement (whether or not such agreements and arrangements are with other Shareholders or holders of Shares that are not parties to this Shareholders Agreement). In addition, neither the Company nor JerseyCo shall, and each shall not permit its respective Subsidiaries to, enter into any shareholder agreements or arrangements of any kind with any Person with respect to the Shares, in any case which is inconsistent with the provisions of this Shareholders Agreement (whether or not such agreements and arrangements are with other Shareholders or holders of Shares that are not parties to this Shareholders Agreement). The foregoing prohibitions include, but are not limited to, agreements or arrangements with respect to the acquisition, disposition or voting of Shares inconsistent with the provisions of this Shareholders Agreement. No Shareholder shall act, at any time, for any reason, as a member of a group or in concert with any other Persons in connection with the acquisition, disposition or voting of Shares in any manner that is inconsistent with the provisions of this Shareholders Agreement.

10.3.   Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and, accordingly, agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be, without the furnishing or posting of a bond or similar indemnity, entitled to obtain equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of this Shareholders Agreement, as may be available from any court of competent jurisdiction. Each of the parties hereto hereby waives any defense in any action for specific performance that a remedy at law would be adequate. The Company hereby agrees with each Shareholder, severally and not jointly, that, upon the written request of a Shareholder, it shall enforce the provisions of Article II related to Transfer restrictions and Article III relating to voting obligations in favor of the Company against any such party in breach of this Shareholders Agreement, provided that the requesting Shareholder promptly reimburses the Company for all reasonable and documented out-of-pocket expenses (including the reasonable and documented fees and expenses of counsel) incurred by the Company in connection with any such enforcement actions.

10.4.   Expenses. Except as expressly provided in this Shareholders Agreement, all costs and expenses incurred by or on behalf of the Shareholders and the Company in connection with, relating to or arising out of the execution, delivery and performance of this Shareholders Agreement and the consummation of the transactions contemplated hereby, including, without limiting the generality of the foregoing, fees and expenses of the parties’ financial consultants, accountants and legal counsel, shall be for the Person incurring such costs.

10.5.   Notices. All notices, statements, instructions or other documents required to be given hereunder shall be in writing and shall be given either personally, by overnight courier, by telecopy, or by email, in each case, addressed to the parties at their respective addresses (with copies as indicated) reflected on Schedule 10.5; provided that any notices delivered to the Amex Shareholder hereunder shall not constitute valid notice if delivered solely by email. Each party hereto, by written notice given to the other parties hereto in accordance with this Section 10.5, may change the address to which notices, statements, instructions or other documents are to be sent to such party. Except as set forth in this Section 10.5, all notices, statements, instructions and other documents hereunder that are mailed, emailed or telecopied shall be deemed to have been given on the date of delivery or, in the case of telecopying, upon confirmation of receipt.

10.6.   Successors and Assigns. This Shareholders Agreement shall be binding upon and shall inure to the benefit of the parties, and their respective successors and permitted assigns in accordance with the terms hereof. If any Shareholder or any Transferee of any Shareholder shall acquire any Shares in any manner, whether by operation of Law or otherwise, such Shares shall be held subject to all of the terms of this Shareholders Agreement, and, by taking and holding such Shares, such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Shareholders Agreement.

10.7.   Recapitalizations and Exchanges Affecting Shares. The provisions of this Shareholders Agreement shall apply, to the full extent set forth herein with respect to Shares, to any and all shares or equity securities of the Company, JerseyCo or any successor or assign of the Company or JerseyCo (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for, or in substitution of, Shares, or any securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalization, reclassification, subdivision, conversion or similar transaction in respect thereof. Upon the occurrence of any of such events, numbers of shares and amounts hereunder and any other appropriate terms shall be appropriately adjusted, as determined in good faith by the Board of Directors or the board of directors of JerseyCo, as applicable.

10.8.   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)   This Shareholders Agreement and all suits, actions or proceedings arising out of or in connection with this Shareholders Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of law provision or rule thereof or any other jurisdiction that would give rise to the application of the Laws of another jurisdiction, except that any matters regarding (i) the internal organization and affairs of the Company, property and ownership rights of Shares in the Company shall be governed by the Laws of the State of Delaware and (ii) the internal organization and affairs of JerseyCo, property and ownership rights of Shares in JerseyCo shall be governed by the Laws of Jersey.

(b)   The parties hereto hereby agree that, except in the case of fraud, willful misconduct or knowing and intentional breach, damages related to any Losses suffered by a party hereto arising as a result of any breach of this Shareholders Agreement shall be limited to actual, out of pocket Losses and shall not include any exemplary, punitive, treble, special, indirect, consequential, remote or speculative damages or internal costs.

(c)   Any dispute, controversy or claim arising out of, relating to or in connection with this Shareholders Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be settled by arbitration. The arbitration shall be conducted by three (3) arbitrators in accordance with the International Arbitration Rules of the International Centre for Dispute Resolution of the American Arbitration Association (the “ICDR Rules”) in effect at the time of the arbitration. Each Shareholder party to a dispute, controversy or claim arising out of, relating to or in connection with this Shareholders Agreement shall nominate one (1) arbitrator within thirty (30) days after delivery of the notice of arbitration. In the event a Shareholder party to a dispute, controversy or claim arising out of, relating to or in connection with this Shareholders Agreement fails to nominate an arbitrator within such time period, upon request of any other Shareholder party to such dispute, controversy or claim, such arbitrator shall instead be appointed by the ICDR administrator within thirty (30) days of receiving such request. The two arbitrators appointed in accordance with the above provisions shall nominate the third arbitrator within thirty (30) days of their appointment. If the first two appointed arbitrators fail to nominate a third arbitrator within this time period, upon request of a Shareholder party to the dispute, the third arbitrator shall be appointed by the ICDR administrator within thirty (30) days of receiving such request. The third arbitrator shall serve as chair of the arbitral tribunal. If the Company or JerseyCo is named as a party in an arbitration between the Principal Shareholders, the Company or JerseyCo, as applicable, waives any right to nominate an arbitrator and agrees to be bound by any award in that arbitration. The seat of the arbitration shall be New York, New York and the proceedings shall be conducted in the English language. The award of the arbitrators shall be accompanied by a reasoned opinion, except that failure to render a reasoned opinion is not grounds for appeal or vacatur of the award. Except as may be required by law, and other than in connection with proceedings relating to enforcement of this Section 10.8(c) or an arbitration award, neither a party nor an arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of all parties. By agreeing to arbitration, the parties do not intend to deprive any court of competent jurisdiction of its ability to issue any form of provisional remedy in aid of arbitration, including a preliminary injunction or attachment, or order any interim or conservatory measure. A request for such provisional remedy or interim or conservatory measure by a party to this Shareholders Agreement to a court shall not be deemed a waiver of this agreement to arbitrate. The arbitration award shall be final and binding on the parties to this Shareholders Agreement. The parties to this Shareholders Agreement agree that Articles 1(4) and E-1 to E-10 of the ICDR Rules (or any such equivalent provisions providing for expedited procedures as may form part of any amended ICDR Rules in effect at the time of the arbitration) shall not apply. The parties to this Shareholders Agreement undertake to carry out any award without delay and waive their right to any form of recourse based on grounds other than those contained in the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958 insofar as such waiver can validly be made. The parties to this Shareholders Agreement agree that any action or proceeding to enforce the obligation to settle disputes in arbitration pursuant to this Section 10.8(c) shall be brought only in the courts of the State of New York located in the City of New York or the United States District Court for the Southern District of New York, and the parties to this Shareholders Agreement agree and consent to submit to the exclusive jurisdiction of the courts of the State of New York located in the City of New York or the United States District Court for the Southern District of New York for that purpose. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party to this Shareholders Agreement or its assets.

(d)   EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SHAREHOLDERS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

10.9.   Descriptive Headings. The headings in this Shareholders Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

10.10.   Amendment. Except as otherwise provided herein, this Shareholders Agreement may be amended or supplemented by, and only by, an instrument in writing signed by (x) the Company and JerseyCo and (y) the Expedia Shareholder, each Principal Shareholder and each additional Shareholder who, in each case under this clause (y) may be materially and disproportionately adversely impacted by such amendment; provided, however, that any amendment or waiver of any section of this Shareholders Agreement that relates to the Transfer of Shares must be approved by the Board of Directors. Without limiting the generality of the foregoing, (i) no amendment to Sections 10.14, 10.15 or this sentence of 10.10 shall be effective unless duly executed by Juweel with the prior consent of the BlackRock Investors. In order to ensure compliance with the governance provisions and Transfer and other restrictions and obligations applicable to the Juweel Investors, Juweel shall not permit its governing documents to be amended in a manner that is inconsistent with the terms and restrictions of this Shareholders Agreement, without the prior written consent of Amex, the Company and JerseyCo.

10.11.   Severability. If any term or provision of this Shareholders Agreement shall to any extent be invalid or unenforceable, the remainder of this Shareholders Agreement shall not be affected thereby, and each term and provision of this Shareholders Agreement shall be valid and enforceable to the fullest extent permitted by Law. Upon the determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Shareholders Agreement so as to effect their original intent as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

10.12.   Further Assurances. The parties hereto shall from time to time execute and deliver all such further documents and do all acts and things as the other parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Shareholders Agreement, including, to the extent necessary or appropriate, using all reasonable efforts to cause the amendment of any constitutional documents of the Company in order to provide for the enforcement of this Shareholders Agreement in accordance with its terms, in each case to the extent consistent with applicable Law (including Applicable Securities Law, Antitrust Law and the rules and regulations of the Applicable Exchange). In furtherance and not in limitation of the foregoing, in the event of any amendment, modification or termination of this Shareholders Agreement in accordance with its terms, the Board of Directors shall meet within thirty (30) days following such amendment, modification or termination or as soon thereafter as is practicable for the purpose of proposing such amendments to the Shareholders entitled to vote thereon and calling a meeting of the Shareholders for such purpose, and such action shall be the first action to be taken at such meeting of the Shareholders.

10.13.   Amendment and Restatement; Complete Agreement; Counterparts. This Shareholders Agreement, and the Company’s and JerseyCo’s constitutional documents constitute the entire agreement and supersede all other agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof and thereof. This Shareholders Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

10.14.   No Third-Party Beneficiaries. The provisions of this Shareholders Agreement shall be only for the benefit of the parties to this Shareholders Agreement, and no other Person (other than any indemnified party with respect to Section 3.1.3 or Section 10.16) shall have any third-party beneficiary or other right hereunder. For the avoidance of doubt, the BlackRock Investors are not parties to this Shareholders Agreement and are third-party beneficiaries of this Shareholders Agreement solely with respect to the rights granted to the BlackRock Investors under Sections 10.10, 10.14 and 10.15 hereof; this Shareholders Agreement does not provide the BlackRock Investors with any rights or claims over the Shareholders.

10.15.   Other Businesses; Waiver of Certain Duties.

10.15.1.   Each Shareholder hereby, to the fullest extent permitted by applicable Law:

(a)   confirms that no Shareholder (including the Principal Shareholders) has any duty to any other Shareholder or to the Company or its Subsidiaries other than the specific covenants and agreements set forth in this Shareholders Agreement;

(b)   acknowledges and agrees that (A) in the event of any conflict of interest between the Company or its Subsidiaries, on the one hand, and any Shareholder, on the other hand, the Shareholder may act in its best interests and (B) none of the Shareholders shall be obligated (1) to reveal to the Company or its Subsidiaries confidential information belonging to or relating to the business of such Person or (2) to recommend or take any action in its capacity as such Shareholder, as the case may be, that prefers the interest of the Company or its Subsidiaries over the interest of such Person; and

(c)   waives any claim or cause of action against each other Shareholder, and each officer, employee, agent and Affiliate of any such Person that may from time to time arise in respect of a breach by any such Person of any duty or obligation disclaimed under Section 10.15.1(a) or (b).

10.15.2.   Each Shareholder agrees that the waivers, limitations, acknowledgments and agreements set forth in this Section 10.15 shall not apply to any alleged claim or cause of action against the Shareholders, or any of the Shareholders’ respective Affiliates, or any of their respective employees, officers, directors, agents or authorized representatives, based upon the breach or nonperformance by such person of this Shareholders Agreement or any other agreement to which such person is a party.

10.15.3.   The provisions of this Section 10.15, to the extent that they restrict the duties and liabilities of the Shareholders otherwise existing at law or in equity, are agreed by the Shareholders to replace such other duties and liabilities of the Shareholders to the fullest extent permitted by applicable Law.

10.15.4.   Juweel shall use its reasonable best efforts to cause the Investors Agreement to contain the same indemnities, waivers and acknowledgments with respect to the Shareholders of the Company, and each officer, director, agent and Affiliate of any such Person from each Juweel Investor and each Direct Holder of a Juweel Entity as provided by each Shareholder in this Section 10.15.

10.15.5.   Each Shareholder hereby agrees to indemnify, defend and hold harmless all other Shareholders and their respective Shareholder Indemnitees, to the fullest extent permitted by Law, from and against any and all Losses arising from any claims or causes of action it brings against such other Shareholders or their respective Shareholder Indemnitees that are contrary to the waivers, limitations, acknowledgments and agreements set forth in this Section 10.15, including any claim of cause of action arising in respect of breach by any such Person of any duty or obligation disclaimed under Section 10.15.1.

10.16.   Indemnification of Shareholders by the Company. Except as otherwise explicitly provided in this Shareholders Agreement and Operating Agreements, the Company and JerseyCo shall jointly and severally indemnify, defend and hold harmless each of the Shareholders and their respective Affiliates, and such Shareholders’ and Affiliates’ officers, employees, agents and representatives (the “Shareholder Indemnitees”), to the fullest extent permitted by Law, from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including reasonable attorneys’ fees and disbursements), judgments, fines, settlements and other amounts (collectively, “Losses”) arising from the status of such Shareholder as a Shareholder in the Company or JerseyCo; provided that no Shareholder Indemnitee shall be entitled to any indemnification hereunder for such Losses to the extent arising from or caused by the gross negligence, willful misconduct, bad faith or a breach of this Shareholder Agreement by such Shareholder Indemnitee or the related Shareholder. Any indemnification pursuant to this Section 10.16 shall be satisfied solely out of the assets of the Company or JerseyCo as an expense of the Company or JerseyCo, as applicable. No Shareholder shall be subject to personal liability or required to make any Capital Contributions to the Company or JerseyCo by reason of these indemnification provisions. The provisions of this Section 10.16 are for the benefit of the Shareholder Indemnitees and shall not be deemed to create any rights for the benefit of any other Person. Any indemnification of a Shareholder or its Affiliates hereunder from and after the Effective Date (i) shall be only made in respect of a claim by a third party (including governmental authority) based on actions or inactions of the Company or its Affiliates that are unlawful or improper, or that the Company should reasonably be aware could result in a violation of Law or regulation by, or have a similar regulatory implication for, such Shareholder and (ii) shall be limited to such Shareholder’s or Affiliate’s Losses and in no event shall be based on the diminution in value of such Shareholder’s investment in the Company and JerseyCo. Notwithstanding the foregoing, the right of any Shareholder Nominee to indemnification in his or her capacity as a director of the Company shall be governed by the applicable Director Indemnification Agreement, the applicable terms of the Certificate of Incorporation and the Bylaws and not by this Section 10.16.

10.17.   Sophisticated Investors. Each of the Shareholders hereby represents that it has acquired Shares or other equity securities of the Company and JerseyCo for investment purposes only, and not with a view to, or for, any public resale or other distribution thereof. Each of the Shareholders is an “accredited investor” as such term is defined in the regulations promulgated under the Securities Act and by reason of its business and financial experience, it has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in Shares or other equity securities of the Company and JerseyCo, is able to bear the economic risk of such investment and is able to afford a complete loss of such investment.

10.18.   Intentionally Omitted.

10.19.   Copy of Agreement. A copy of this Shareholders Agreement shall be filed with the Secretary of the Company, and kept with the records of the Company.

10.20.   Construction. This Shareholders Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Shareholders Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Shareholders Agreement. Any reference to any Law shall be deemed to refer to such Law as amended or superseded and all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference to an agreement shall be deemed to be a reference to such agreement, as amended, restated, modified and supplemented in compliance with Section 3.3 and any successor agreement or other agreement or arrangement between the parties thereto involving the same subject matter entered into in compliance with Section 3.3. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Shareholders Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Shareholders Agreement as a whole, including the schedules, exhibits and annexes, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular subdivision unless expressly so limited. The word “or” is not exclusive and the words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation, in each case, unless the context otherwise requires. All references to articles, sections, schedules and annexes mean the articles and sections of this Shareholders Agreement and the schedules and annexes attached to this Shareholders Agreement, except where otherwise stated. All accounting terms used herein shall be interpreted in accordance with GAAP. The parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any party has breached any covenant contained herein in any respect, the fact that there exists another covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached will not detract from or mitigate the party’s breach of the first covenant.

10.21.   Operating Agreement Compliance. Each of the Company and JerseyCo shall, and shall cause their respective Subsidiaries to, comply with the provisions of the Operating Agreements, the Exchange Agreement and the Articles, in each case, to the extent applicable.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed on the date first written above.

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:
Name:
Title:
Address:
Attn:
Fax:

GBT JERSEYCO LIMITED

By:
Name:
Title:
Address:
Attn:
Fax:

AMERICAN EXPRESS TRAVEL HOLDINGS NETHERLANDS COÖPERATIEF U.A.

By:
Name:
Title:
Address:
Attn:
Fax:

JUWEEL INVESTORS (SPC) LIMITED

By:
Name:
Title:
Address:
Attn:
Fax:

EG CORPORATE TRAVEL HOLDINGS LLC

By:
Name:
Title:
Address:
Attn:
Fax:

Annex E

Form of Equity Incentive Plan

GLOBAL BUSINESS TRAVEL GROUP, INC.

2022 EQUITY INCENTIVE PLAN

Section1.   Purpose of the Plan.

The purpose of the Global Business Travel Group, Inc. 2022 Equity Incentive Plan (the “Plan”) is to assist the Company and its Subsidiaries in attracting and retaining valued Employees, Consultants and Non-Employee Directors by offering them a greater stake in the Company’s success and a closer identity with it, and to encourage ownership of the Company’s shares by such Employees, Consultants and Non-Employee Directors.

Section2.   Definitions.

As used herein, the following definitions shall apply:

2.1.   “Award” means the grant of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Stock Units and Other Stock-Based Awards under the Plan.

2.2.   “Award Agreement” means the written agreement, instrument or document evidencing an Award.

2.3.   “Board” means the Board of Directors of the Company.

2.4.   “Cause” means,

(a)   if the applicable Participant is party to an effective employment, consulting, severance or similar agreement with the Company or a Subsidiary, and such term is defined therein, “Cause” shall have the meaning provided in such agreement;

(b)   if the applicable Participant is not a party to an effective employment, consulting, severance or similar agreement with the Company or a Subsidiary or if no definition of “Cause” is set forth in the applicable employment, consulting, severance or similar agreement, “Cause” shall have the meaning provided in the applicable Award Agreement;

(c)   if neither clause (a) nor clause (b) applies, then “Cause” shall mean (i) engaging in (A) willful or gross misconduct or (B) willful or gross neglect; (ii) failing to follow the lawful directions of superiors or the Board or the written policies and practices of the Company or any Subsidiary; (iii) the Participant’s indictment for, being charged with, conviction of, plea of guilty or no contest to, or commission of, a felony or a crime involving any of the following: moral turpitude, dishonesty, breach of trust or unethical business conduct; (iv) the Participant’s indictment for, being charged with, conviction of, plea of guilty or no contest to, or commission of, any crime involving the Company or any Subsidiary; (v) fraud, misappropriation or embezzlement; (vi) a material breach of the Participant’s employment agreement (if any) with the Company or any Subsidiary, whether or not such breach results in the termination of the Participant’s employment; (vii) acts or omissions constituting a material failure to perform substantially and adequately the duties assigned to the Participant that are consistent with his or her position(s); (viii) any illegal act detrimental to the Company or any Subsidiary; (ix) repeated failure to devote substantially all of the Participant’s business time and efforts to the Company or any Subsidiary if required by the Participant’s employment agreement; or (x) the Participant’s abuse of illegal drugs or other controlled substances or the Participant’s habitual intoxication while providing services to the Company or any Subsidiary.

A Participant’s resignation or death, in either case, at a time when Cause to terminate the Participant’s employment or other service exists shall be treated as a termination for Cause for all purposes of the Plan and the Participant’s Awards and Award Agreements. In addition, if after the Participant's termination of employment or other service, the Company or a Subsidiary learns of facts that occurred during the Participant's employment or service with the Company or a Subsidiary that would have supported a termination for Cause, the Committee may retroactively reclassify the Participant's termination of employment or service as a termination for Cause.

2.5.   “Business Combination Agreement” means the Business Combination Agreement, dated as of December 2, 2021, by and between Apollo Strategic Growth Capital and GBT JerseyCo Limited.

2.6.   “Change in Control” means, unless otherwise provided in an Award Agreement, after the Effective Date:

(a)   the acquisition in one or more transactions (whether by purchase, merger, amalgamation or otherwise) by any “Person” (as such term is used for purposes of Section 13(d) or Section 14(d) of the Exchange Act) of “Beneficial Ownership” (within the meaning of Rule 13d-3 under the Exchange Act), of more than fifty percent (50%) of the combined voting power of the Company’s then outstanding voting securities (the “Voting Securities”);

(b)   a change in the composition of the Board such that the individuals who as of any date constitute the Board (the “Incumbent Board”) cease to constitute a majority of the Board at any time during the 24-month period immediately following such date; provided, however, that if the election, or nomination for election by the Company’s stockholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board, and provided further that any reductions in the size of the Board that are instituted voluntarily by the Incumbent Board shall not constitute a Change in Control, and after any such reduction the “Incumbent Board” shall mean the Board as so reduced;

(c)   a complete liquidation or dissolution or winding up of the Company (other than pursuant to a transaction in which the assets of the Company are distributed to an entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of the Company); or

(d)   the sale, directly or indirectly, of all or substantially all of the Company’s and its Subsidiaries’ assets (determined on a consolidated basis).

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of shares of Voting Securities immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) for each Award that constitutes deferred compensation under Code Section 409A, and to the extent required to avoid accelerated taxation and/or tax penalties under Code Section 409A, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Code Section 409A. For purposes of this definition of Change in Control, the term “Person” shall not include (i) the Company or any Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of the Company.

2.7.   “Code” means the Internal Revenue Code of 1986, as amended.

2.8.   “Company” means Global Business Travel Group, Inc., a Delaware corporation, or any successor corporation or company.

2.9.   “Committee” means the Compensation Committee of the Board, provided that the Committee shall at all times have at least two members, each of whom shall be a “non-employee director” as defined in Rule 16b-3 under the Exchange Act and the regulations issued thereunder and an “independent director” under the rules of any applicable stock exchange.

2.10.   “Consultant” means a natural person (within the meaning of Form S-8 of the Securities Act) who provides bona fide services to the Company or any Subsidiary other than in connection with the offer or sale of Shares or other securities or shares in a capital-raising transaction and is not engaged in activities that directly or indirectly promote or maintain a market for the Shares or other securities of the Company.

2.11.   “Disability” means,

(a)   if the applicable Participant is party to an effective employment, consulting, severance or similar agreement with the Company or a Subsidiary, and such term (or the term "disabled," "permanent disability" or similar phrases) is defined therein, then “Disability” shall have the meaning provided for such term in such agreement;

(b)   if the applicable Participant is not a party to an effective employment, consulting, severance or similar agreement with the Company or a Subsidiary or if no definition of “Disability” is set forth in the applicable employment, consulting, severance or similar agreement, “Disability” shall have the meaning provided in the applicable Award Agreement;

(c)   if neither clause (a) nor clause (b) applies, then “Disability” shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.12.   “Effective Date” means the Closing Date (as such term is defined in the Business Combination Agreement).

2.13.   “Employee” means an officer or other employee of the Company or a Subsidiary, including without limitation a director who is such an employee.

2.14.   “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.15.   “Fair Market Value” means, on any given date (i) if the Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, the closing sales price for such Shares as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable (or, if no closing sales price was reported on that date, on the last trading date such closing sales price was reported); (ii) if clause (i) does not apply, then if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the mean between the high bid and low asked prices for the Shares on the day of determination (or, if no bids and asks were reported on that date, on the last trading date such bids and asks were reported); or (iii) if neither clause (i) nor clause (ii) applies, such value as the Committee in its discretion may in good faith determine in accordance with Section 409A of the Code and the regulations thereunder (and, with respect to Incentive Stock Options, in accordance with Section 422 of the Code and the regulations thereunder).

2.16.   "Good Reason" has the meaning set forth in the Participant's Award Agreement, provided that if no definition of Good Reason is set forth therein, then the Participant shall not be entitled to any benefits under the Plan with respect to such Award that otherwise apply upon a termination for Good Reason.

2.17.   “Incentive Stock Option” means an Option or portion thereof intended to meet the requirements of an incentive stock option as defined in Section 422 of the Code and designated as an Incentive Stock Option, and which in fact meets such requirements of Section 422 of the Code.

2.18.   “Incumbent Director” means a director who either (1) is a member of the Board as of the Effective Date or (2) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination.

2.19.   “Non-Employee Director” means a member of the Board who is not an Employee.

2.20.   “Non-Qualified Option” means an Option or portion thereof that is designated as not being an Incentive Stock Option or that does not otherwise qualify as an Incentive Stock Option.

2.21.   “Option” means a right granted under Section 6.1 of the Plan to purchase a specified number of Shares at a specified price. An Option may be an Incentive Stock Option or a Non-Qualified Option; provided, however, that unless otherwise explicitly stated in an Award Agreement, each Option is hereby designated as a Non-Qualified Option.

2.22.   “Other Stock-Based Award” means a right granted under Section 6.5 of the Plan.

2.23.   “Participant” means any Employee, Non-Employee Director or Consultant who receives an Award.

2.24.   “Performance Goals” means any goals established by the Committee in its sole discretion. Performance Goals may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or a Subsidiary, division, department or function within the Company or a Subsidiary. Performance Goals may be measured on an absolute or relative basis. Relative performance may be measured, for example, by a group of peer companies or by a financial market index. Performance Goals may include, but are not limited to: total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Shares, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per Share, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group, and any combination of any of the foregoing criteria. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or a Subsidiary, or the manner in which it conducts its business, or other events or circumstances render the Performance Goals unsuitable, the Committee may modify such Performance Goals and/or the related minimum, target, maximum and/or other acceptable levels of achievement, in whole or in part, as the Committee deems appropriate and equitable.

2.25.   “Performance Period” means the period selected by the Committee during which performance is measured for the purpose of determining the extent to which a Performance Goal has been achieved.

2.26.   “Performance Stock” means Restricted Stock awarded by the Committee under Section 6.3 of the Plan that vest and/or are earned, in whole or in part, based on the achievement of one or more Performance Goals.

2.27.   “Performance Stock Unit” means Restricted Stock Units awarded by the Committee under Section 6.4 of the Plan that vest and/or are earned, in whole or in part, based on the achievement of one or more Performance Goals.

2.28.   “Person” means an individual, corporation, partnership, association, limited liability company, estate or other entity.

2.29.   "Prior Plan" means the GBT JerseyCo Limited Management Incentive Plan, as amended and/or restated from time to time, and including any predecessor version thereof.

2.30.   “Restricted Stock” means a Share awarded by the Committee under Section 6.3 of the Plan.

2.31.   “Restricted Stock Unit” means the right granted under Section 6.4 of the Plan to receive, on the date of settlement, one Share or an amount equal to the Fair Market Value of one Share. An Award of Restricted Stock Units may be settled in cash, Shares or any combination of the foregoing; provided, however, that unless otherwise provided in an Award Agreement, Restricted Stock Units shall be settled in Shares.

2.32.   “Restriction Period” means the period during which Performance Stock, Performance Stock Units, Restricted Stock and Restricted Stock Units are subject to forfeiture.

2.33.   “SAR” means a stock appreciation right awarded by the Committee under Section 6.2 of the Plan.

2.34.   “Securities Act” means the Securities Act of 1933, as amended.

2.35.   “Share” means one share of the Company’s Class A common stock.

2.36.   “Subsidiary” means any corporation, partnership, joint venture, company or other business entity of which 50% or more of the outstanding voting power is beneficially owned, directly or indirectly, by the Company.

2.37.   “Ten Percent Stockholder” means a Person who on any given date owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, a “parent” or a “subsidiary” (as the terms “parent” and “subsidiary” are defined in Code Section 424).

Section3.   Eligibility.

Any Employee, Non-Employee Director or Consultant shall be eligible to be selected to receive an Award under the Plan, as determined in the sole discretion of the Committee.

Section4.   Administration of the Plan.

4.1.   The Plan and all Award Agreements shall be administered by the Committee. Any action of the Committee in administering the Plan and an Award Agreement shall be final, conclusive and binding on all Persons, including without limitation the Company, its Subsidiaries, Participants, Persons claiming rights from or through Participants and stockholders of the Company. No member of the Committee (or any person to whom the Committee has delegated authority to act under the Plan) shall be personally liable for any action, determination or interpretation taken or made in good faith by the Committee (or such person) with respect to the Plan or any

Awards granted hereunder, and all members of the Committee (and such persons to whom the Committee has delegated authority to act under the Plan) shall be fully indemnified and protected by the Company in respect of any such action, determination or interpretation to the fullest extent permitted by law.

4.2.   Subject to the provisions of the Plan, the Committee shall have full and final authority in its discretion to (i) select the Employees, Non-Employee Directors and Consultants who will receive Awards pursuant to the Plan; provided that Awards granted to Non-Employee Directors shall be subject to approval by the full Board; (ii) determine the type or types of Awards to be granted to each Participant; (iii) determine the number of Shares to which an Award will relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, restrictions as to vesting, Performance Goals relating to an Award, transferability or forfeiture, exercisability or settlement of an Award, waivers or accelerations thereof, and waivers of or modifications to Performance Goals relating to an Award, based in each case on such considerations as the Committee shall determine) and all other matters to be determined in connection with an Award; (iv) determine the exercise price or purchase price (if any) of an Award; (v) determine whether, to what extent, and under what circumstances an Award may be cancelled, forfeited, or surrendered; (vi) determine whether (and, if necessary, certify that) Performance Goals to which an Award is subject are satisfied; (vii) determine whether Participants will be permitted to defer the settlement of certain Awards; (viii) correct any defect or supply any omission or reconcile any inconsistency in the Plan and Award Agreements, and adopt, amend and rescind such rules, regulations, guidelines, forms of agreements and instruments relating to the Plan and Award Agreements as it may deem necessary or advisable; (ix) construe and interpret the Plan and Award Agreements; and (x) make all other determinations as it may deem necessary or advisable for the administration of the Plan and Award Agreements. Notwithstanding anything in the Plan or an Award Agreement to the contrary, no underwater Option or underwater SAR may be repriced, replaced or regranted through cancellation, nor may any underwater Option or underwater SAR be repurchased for cash, in any case, without the approval of the stockholders of the Company, provided that nothing herein shall prevent the Committee from taking any action provided for in Sections 7 or 8 of the Plan.

4.3.   To the extent permitted by applicable law and the Company’s by-laws, the Committee may delegate some or all of its authority with respect to the Plan and Awards to any executive officer of the Company or any other person or persons designated by the Committee, in each case, acting individually or as a committee, provided that the Committee may not delegate its authority hereunder to any person to make Awards to (a) Employees who are (i) subject to the requirements of Rule 16b-3 of the Exchange Act or (ii) officers or other Employees who are delegated authority by the Committee pursuant to this Section 4.3 or (b) members of the Board. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation or thereafter in its sole discretion. The Committee may at any time rescind the authority delegated to any person pursuant to this Section 4.3. Any action undertaken by any such person or persons in accordance with the Committee’s delegation of authority pursuant to this Section 4.3 shall have the same force and effect as if undertaken directly by the Committee.

4.4.   Notwithstanding any other provision to the contrary, Awards granted to Non-Employee Directors shall be administered by the full Board, and any authority reserved under the Plan for the Committee with regard to Awards granted to Non-Employee Directors shall be exercised by the full Board.

Section5.   Shares Subject to the Plan.

5.1.   Subject to adjustment as provided in Section 8 hereof and this Section 5, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be [•]1 Shares (the “Cap”); provided, however, that (1) in the event that an award under the Prior Plan is cancelled, forfeited or terminated, in each case, in whole or in part on or after the Effective Date, then the Cap shall be increased by the number of Shares subject to the portion of such award so cancelled, forfeited or terminated and (2) if after the Effective Date, any New Management Option (as defined in the Business Combination Agreement) is adjusted pursuant to Section 2.8(c) of the Business Combination Agreement in a manner that increases or decreases the number of Shares subject to such New Management Option, then (x) in the case of an increase, the Cap shall be decreased by the number of Shares equal to the excess of (i) the number of Shares subject to such New Management Option as of immediately following such adjustment over (ii) the number of Shares subject to such New Management Option as of immediately prior to such adjustment and (y) in the case of a decrease, the Cap shall be increased by the number of Shares equal to the excess of (i) the number of Shares subject to such New Management Option as of immediately prior to such adjustment and (ii) the number of Shares subject to such New Management Option as of immediately following such adjustment. No more than [•] Shares issued under the Plan may be issued pursuant to the exercise of Incentive Stock Options. The Shares issued under the Plan may, at the election of the Board, be (i) authorized but previously unissued Shares or (ii) Shares previously issued and outstanding and reacquired by the Company. Notwithstanding the foregoing, Shares issued under Awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company or any Subsidiary (“Substitute Awards”) shall not count against the Cap, and to the extent permitted by the rules of the stock exchange on which the Shares are then listed or quoted, shares under a stockholder approved plan of an acquired company (adjusted to reflect the transaction) may be used for Awards under the Plan and do not count against the Cap. While the Plan remains in effect with respect to the granting of new Awards, no Non-Employee Director may be paid, issued, or granted by the Company or any of its Subsidiaries, in any calendar year, equity awards (including any Awards issued under this Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) but excluding expense reimbursements, that in the aggregate, exceed $750,000. Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as a Non-Employee Director), will not count for purposes of the limitation in the immediately preceding sentence.

5.2.   If any Shares subject to an Award under the Plan are forfeited or an Award otherwise terminates in whole or in part for any reason whatsoever without Shares being issued in respect of such termination, any Shares counted against the number of Shares available for issuance pursuant to the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, be added back to the Cap and shall again be available for Awards under the Plan; provided, however, that (i) such treatment shall not apply for Substitute Awards and (ii) the Committee may adopt procedures for the counting of Shares relating to any Award to ensure appropriate counting, avoid double counting, provide for adjustments in any case in which the number of Shares actually distributed differs from the number of Shares previously counted in connection with such Award, and if necessary, to comply with applicable law or regulations. In addition, and notwithstanding anything contained herein to the contrary, Shares tendered in payment of the exercise price or withholding taxes with respect to an Award shall not become, or again be, available for Awards under the Plan.

Section	6. Awards.

Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the settlement or exercise thereof, at the grant date or thereafter, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including without limitation terms requiring forfeiture of Awards in the event of a Participant’s termination of employment or other service with the Company or any Subsidiary; provided, however, that the Committee shall retain full power to accelerate or waive any such additional term or condition as it may have previously imposed (provided that, in any case, any such action is permitted under Code Section 409A). The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such Performance Goals as may be determined by the Committee. Each Award, and the terms and conditions applicable thereto, shall be evidenced by an Award Agreement.

[1]

To equal 10% of the fully diluted number of Shares of all classes (including derivative securities of the Company and securities of GBT JerseyCo Limited that may become convertible for Shares), measured immediately after the Closing, post-money and post-conversion, minus a number of Shares equal to the Shares underlying New Management Options, as defined in the Business Combination Agreement measured immediately following the Closing and prior to any adjustment pursuant to Section 2.8(c) of the Business Combination Agreement. The Cap plus the number of Shares underlying New Management Options (i.e., a total of 10%) shall be included in the denominator in the calculation of the fully diluted number of shares.

6.1.   Options. Options give a Participant the right to purchase a specified number of Shares from the Company for a specified time period at a fixed exercise price, as provided in the applicable Award Agreement. Options may be either Incentive Stock Options or Non-Qualified Options; provided that Incentive Stock Options may be granted only to employees of the Company or a “subsidiary” (as defined in Code Section 424(f)) of the Company. The grant of Options shall be subject to the following terms and conditions:

(a)   Exercise Price. The price per Share at which Shares may be purchased upon exercise of an Option shall be determined by the Committee and specified in the Award Agreement, but shall be not less than the Fair Market Value of one Share on the grant date (or 110% of the Fair Market Value of one Share on the grant date in the case of an Incentive Stock Option granted to a Ten Percent Stockholder).

(b)   Term of Options. The term of an Option shall be specified in the Award Agreement, but shall in no event be greater than ten years from the grant date (or five years from the grant date in the case of an Incentive Stock Option granted to a Ten Percent Stockholder).

(c)   Exercise of Option. Each Award Agreement with respect to an Option shall specify the time or times at which an Option may be exercised in whole or in part and the terms and conditions applicable thereto, including without limitation (i) a vesting schedule which may be based upon the passage of time, attainment of Performance Goals or a combination thereof, (ii) whether the exercise price for an Option shall be paid in cash, with Shares, with any combination of cash and Shares, or with other legal consideration that the Committee may deem appropriate and to the extent permitted by applicable law, (iii) the methods of payment, which may include payment through cashless and net exercise arrangements, to the extent permitted by applicable law and (iv) the methods by which, or the time or times at which, Shares will be delivered or deemed to be delivered to Participants upon the exercise of such Option. Payment of the exercise price shall in all events be made within three days after the date of exercise of an Option.

(d)   Incentive Stock Options. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a “disqualifying disposition” (as defined in Section 421(b) of the Code) of any Shares acquired pursuant to the exercise of such Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of any period during which a disqualifying disposition could occur, subject to complying with any instructions from such Participant as to the sale of such Shares. The aggregate Fair Market Value, determined as of the grant date, for Awards granted under the Plan (or any other stock or share option plan required to be taken into account under Section 422(d) of the Code) that are intended to be Incentive Stock Options which are first exercisable by the Participant during any calendar year shall not exceed $100,000. To the extent an Award purporting to be an Incentive Stock Option exceeds the limitation in the previous sentence or does not otherwise qualify as an Incentive Stock Option, the portion of the Award in excess of such limit or that does not so qualify shall be a Non-Qualified Option.

(e)   No Dividend Equivalent Rights. No Participant shall be entitled to dividend equivalent rights or payments with respect to any Shares underlying the Participant’s Options.

6.2.   Stock Appreciation Rights. A SAR shall confer on the Participant a right to receive, upon exercise thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the SAR as determined by the Committee, but which may never be less than the Fair Market Value of one Share on the grant date. No payment from the Participant shall be required to exercise a SAR. The grant of SARs shall be subject to the following terms and conditions:

(a)   General. Each Award Agreement with respect to a SAR shall specify the number of SARs granted, the grant price of the SAR, the time or times at which the SAR may be exercised in whole or in part (including without limitation vesting upon the passage of time, the attainment of Performance Goals or a combination thereof), the method of exercise, method of settlement (in cash, Shares or a combination thereof), method by which Shares will be delivered or deemed to be delivered to Participants (if applicable) and any other terms and conditions of the SAR. Unless provided otherwise in an Award Agreement, all SARs shall be settled in Shares.

(b)   Term. The term of a SAR shall be specified in the Award Agreement, but shall in no event be greater than ten years from the grant date.

(c)   No Dividend Equivalent Rights. No Participant shall be entitled to dividend equivalent rights or payments with respect to any Shares underlying the Participant’s SARs.

6.3.   Restricted Stock. An Award of Restricted Stock is a grant by the Company of a specified number of Shares to the Participant, which Shares are subject to forfeiture upon the occurrence of specified events during the Restriction Period. Such an Award shall be subject to the following terms and conditions:

(a)   General. Each Award Agreement with respect to Restricted Stock shall specify the duration of the Restriction Period and/or each installment thereof, the conditions under which the Restricted Stock may be forfeited to the Company, and the amount, if any, the Participant must pay to receive the Restricted Stock. Such restrictions may include a vesting schedule based upon the passage of time and/or the attainment of one or more Performance Goals.

(b)   Transferability. During the Restriction Period, the transferability of Restricted Stock shall be prohibited or restricted in the manner and to the extent prescribed in the applicable Award Agreement. Such restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee.

(c)   Stockholder Rights. Unless otherwise provided in the applicable Award Agreement, during the Restriction Period the Participant shall have all the rights of a stockholder with respect to Restricted Stock, including, without limitation, the right to receive dividends thereon (whether in cash or Shares) and to vote such Shares of Restricted Stock in accordance with the Company’s by-laws. Dividends may, in the discretion of the Committee, be paid currently or subject to the same restrictions as the underlying Restricted Stock, in either case, as set forth in the applicable Award Agreement (and the Committee may, in its sole discretion, withhold any cash dividends paid on Restricted Stock until the restrictions applicable to such Restricted Stock have lapsed); provided, however, that dividends paid on unvested Restricted Stock that is subject to Performance Goals shall not be paid or released unless and until the applicable Performance Goals have been achieved.

(d)   Additional Matters. Upon the Award of Restricted Stock, the Committee may direct the number of Shares subject to such Award be issued to the Participant or placed in a restricted stock account (including without limitation an electronic account) with the transfer agent and in either case designating the Participant as the registered owner. The certificate(s), if any, representing such Shares shall be physically or electronically legended, as applicable, as to sale, transfer, assignment, pledge or other encumbrances during the Restriction Period and, if issued to the Participant, returned to the Company to be held in escrow during the Restriction Period. In all cases, the Participant shall sign a stock power or share transfer form (as appropriate) endorsed in blank to the Company to be held in escrow during the Restriction Period.

6.4.   Restricted Stock Units. Restricted Stock Units are solely a device for the measurement and determination of the amounts to be paid to a Participant under the Plan. Restricted Stock Units do not constitute Shares and shall not be treated as (or as giving rise to) property or as a trust fund of any kind; provided, however, that the Company may establish a bookkeeping reserve to meet its obligations hereunder or a trust or other funding vehicle that would not cause the Plan to be deemed to be funded for tax purposes or for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. The right of any Participant in respect of an Award of Restricted Stock Units shall be no greater than the right of any unsecured general creditor of the Company. The grant of Restricted Stock Units shall be subject to the following terms and conditions:

(a)   Restriction Period. Each Award Agreement with respect to Restricted Stock Units shall specify the duration of the Restriction Period, if any, and/or each installment thereof and the conditions under which such Award may be forfeited to the Company. Such restrictions may include a vesting schedule based upon the passage of time and/or the achievement of one or more Performance Goals.

(b)   Settlement. Unless otherwise provided in an Award Agreement (i) an Award of Restricted Stock Units shall be settled in Shares, provided that any fractional Restricted Stock Units shall be settled in cash and (ii) subject to the Participant’s continued employment or other service with the Company or a Subsidiary from the date of grant through the expiration of the Restriction Period (or applicable portion thereof), the vested portion of an Award of Restricted Stock Units shall be settled within 60 days after the expiration of the Restriction Period (or applicable portion thereof).

(c)   Stockholder Rights. Nothing contained in the Plan shall be construed to give any Participant rights as a stockholder with respect to an Award of Restricted Stock Units (including, without limitation, any voting, dividend or derivative or other similar rights). Notwithstanding the foregoing, the Committee may provide in an Award Agreement that amounts equal to any dividends declared during the Restriction Period or deferral period on the Shares represented by an Award of Restricted Stock Units will be credited to the Participant’s account and settled in Shares unless otherwise specified in the applicable Award Agreement at the same time (and subject to the same forfeiture restrictions) as the Restricted Stock Units to which such dividend equivalents relate

(with the number of Shares released in payment of such dividend equivalents to equal the amount of dividend equivalents then being settled, divided by the Fair Market Value of one Share on the settlement date of such dividend equivalents); provided, however, that the Committee may determine at or after the grant date to settle any such dividend equivalents in cash.

6.5.   Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants any type of Award (in addition to those Awards provided in Sections 6.1, 6.2, 6.3 and 6.4 hereof) that is payable in, or valued in whole or in part by reference to, Shares, and that is deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, fully vested Shares and dividend equivalents.

6.6.   Termination of Employment or Other Service. Unless otherwise provided in an Award Agreement, and except as otherwise provided in Section 7.2 hereof, upon a Participant’s termination of employment or other service with the Company and its Subsidiaries (x) for any reason other than for Cause, the unvested portion of each Award shall be immediately forfeited upon such termination with no compensation or other payment due the Participant, and the vested portion of each Option and SAR shall be exercisable for the period set forth in the Award Agreement (but not beyond the stated term of such vested Option or vested SAR) or (y) for Cause, all vested and unvested Awards granted to such Participant shall be immediately forfeited upon such termination with no compensation or other payment due the Participant.

Section7.   Change in Control.

7.1.   General. Unless otherwise provided in an Award Agreement, a Change in Control shall not, in and of itself, accelerate the vesting, settlement or exercisability of outstanding Awards. Awards in a Change in Control may, without the consent of any Participant, be assumed by the successor corporation or company (or one of its Affiliates) or may be cancelled in exchange for a substitute award issued by the successor corporation or company (or one of its Affiliates) determined by the Committee to preserve the rights of the Participant in the cancelled Award. Notwithstanding the foregoing and unless otherwise provided in an Award Agreement, if (i) the successor corporation or company (or one of its direct or indirect parents) does not agree to assume an outstanding Award or does not agree to substitute or replace such Award with an award involving the ordinary equity securities of such successor corporation (or one of its direct or indirect parents) on terms and conditions necessary to preserve the rights of the applicable Participant with respect to such Award, (ii) the securities of the Company or the successor corporation or company (or one of its direct or indirect parents) will not be publicly traded immediately following such Change in Control or (iii) the Change in Control is not approved by a majority of the Incumbent Directors immediately prior to such Change in Control, then the Committee, in its sole discretion, may take one or more of the following actions with respect to all, some or any such Awards: (a) accelerate the vesting and, if applicable, exercisability of such Awards such that the Awards are fully vested and, if applicable, exercisable (effective immediately prior to such Change in Control); (b) with respect to any Awards that do not constitute “non-qualified deferred compensation” within the meaning of, or are not subject to, Code Section 409A, accelerate the settlement of such Awards upon such Change in Control; (c) with respect to Awards that constitute “non-qualified deferred compensation” within the meaning of, and are subject to, Code Section 409A, terminate all such Awards and settle all such Awards for a payment (in cash and/or securities) equal to the Fair Market Value of the Shares underlying such Awards less the amount the Participant is required to pay for such Shares, if any, provided that (I) such Change in Control satisfies the requirements of Treasury Regulation Section 1.409A-3(i)(5)(v), (vi) or (vii) and (II) all other arrangements that would be aggregated with such Awards under Code Section 409A are terminated and liquidated within 30 days before or 12 months after such Change in Control; (d) cancel any outstanding Option or SAR in exchange for a cash payment in an amount equal to the excess, if any, of the Fair Market Value as of the date of the Change in Control of the Shares underlying the portion of the Option or SAR being so cancelled over the exercise price or grant price, as the case may be, of such portion, provided that any Option or SAR with a per Share exercise price or grant price, as the case may be, that equals or exceeds the Fair Market Value of one Share on the date of the Change in Control shall be cancelled with no payment due the Participant and (e) take such other actions as the Committee deems appropriate (to the extent permitted by Code Section 409A, if applicable). If any action is taken with respect to any Award under items (a) through (d) of this Section 7.1 and such Award is subject to Performance Goals, such Performance Goals shall be deemed satisfied based on the actual level of achievement of the applicable Performance Goals through the date of the Change in Control or, if determined by the Committee in its sole discretion prior to such Change in Control, using the applicable target level of achievement rather than such actual level of achievement. The judgment of the Committee with respect to any matter referred to in this Section 7.1 shall be conclusive and binding upon each Participant (and all other Persons) without the need for any amendment to the Plan or any Award or Award Agreement. Notwithstanding the foregoing, no Award that constitutes “non-qualified deferred compensation” (within the meaning of, and that is subject to, Section 409A of the Code) shall be payable upon the occurrence of a Change in Control unless such Change in Control satisfies the requirements of Treasury Regulation Section 1.409A-3(i)(5)(v), (vi) or (vii).

7.2.   Termination Following a Change in Control. Notwithstanding anything contained in the Plan to the contrary, unless otherwise provided in an Award Agreement or as may be provided in the last sentence of this Section 7.2, in the event that Awards under the Plan are assumed in connection with a Change in Control or are substituted with new awards, in either case, pursuant to Section 7.1 above, and a Participant’s employment or other service with the Company and its Subsidiaries is terminated by the Company or a Subsidiary without Cause, by the Participant for Good Reason, due to the Participant's Disability or as the result of the Participant’s death, in any case, within 18 months following a Change in Control, (i) the unvested portion of such Participant’s Awards (including without limitation any awards received in substitution of an Award) shall vest in full (with any applicable Performance Goals being deemed to have been achieved at target or, if greater, actual levels of performance), (ii) such Participant's Awards of Options and SARs (including without limitation options and stock or share appreciation rights received in substitution of an Award) shall remain exercisable by the Participant or the Participant’s beneficiary or legal representative, as the case may be, for a period of one-year thereafter (but not beyond the stated term of such Option or SAR), (iii) all of such Participant's Restricted Stock Units and Performance Stock Units (including without limitation restricted stock units and performance stock units received in substitution of an Award) shall be settled within 30 days after such termination and (iv) all Other Stock-Based Awards held by such Participant (including without limitation any other stock-based awards received in substitution of an Award) shall be settled within 30 days after such termination; provided, however, that with respect to clauses (iii) and (iv), if settlement of such Awards on the date described in this Section 7.2 would violate Code Section 409A, then such Award instead shall be settled in full at the time it otherwise would have been settled in connection with a termination of employment or service without Cause, for Good Reason or due to death or Disability, as applicable. Notwithstanding the foregoing or anything else in the Plan to the contrary, this Section 7.2 shall not apply with respect to a Change in Control (i) involving a restructuring, reorganization or similar or analogous event in which the stockholders of the Company immediately before such event have “Beneficial Ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of the Company, or of the resulting entity, immediately after such event in substantially the same proportions as their ownership of Shares of the Company immediately before such event, (ii) resulting from acquisitions by the Company or any of its Subsidiaries, (iii) resulting from the acquisition by any employee benefit plan of the Company or any of its Subsidiaries, (iv) resulting from an entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of the Company, (v) resulting from an acquisition, directly or indirectly, by any Person who, on the Effective Date, directly or indirectly, owns (or has the right to acquire, exchange for, or convert into) at least 25% of the Company's Voting Securities or (vi) resulting from a Person who, as of immediately prior to such event, already has “Beneficial Ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of at least 50% of the Company's Voting Securities.

Section8.   Adjustments upon Changes in Capitalization.

8.1.   In order to prevent dilution or enlargement of the rights of Participants under the Plan as a result of any dividend payable in shares, recapitalization, forward share split or reverse share split, reorganization, spin-off, extraordinary cash distribution or other similar or analogous corporate transaction or event, in any case, that occurs on or after the date the Plan is approved by the Board (even if such date is prior to the Effective Date), that affects the Shares and which is effected without the receipt of consideration by the Company, the Committee shall adjust (i) the number and kind of securities which may thereafter be issued in connection with Awards, (ii) the number and kind of securities issuable in respect of outstanding Awards, (iii) the Cap and the specific Share limitations under Section 5 hereof and (iv) the exercise or grant price relating to any Award. Any such adjustment shall be made in an equitable manner which reflects the effect of such transaction or event. It is provided, however, that in the case of any such transaction or event, the Committee may make any additional adjustments to the items in clauses (i) through (iv) above which it deems appropriate in the circumstances, or make provision for a cash payment with respect to any outstanding Award.

8.2.   In addition to the adjustments described in Section 8.1 above, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards, including without limitation any Performance Goals, in recognition of unusual or nonrecurring events affecting the Company or any Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles (including, without limitation, (a) asset write-downs; (b) significant litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting standards or principles, or other laws or regulatory rules affecting reporting results; (d) any reorganization and/or restructuring programs or change in the corporate structure or capital structure of the Company or a Subsidiary; (e) extraordinary nonrecurring items as described in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year or period; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company’s fiscal year).

8.3.   If Sections 7 and 8 hereof could both apply to an event, Section 7 hereof shall control.

Section9.   Termination and Amendment.

9.1.   Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of the Company’s stockholders or Participants, except that any such amendment or alteration shall be subject to the approval of the Company’s stockholders if (i) such action would increase the number of Shares subject to the Plan (other than in connection with adjustments under Section 8.1 hereof) or (ii) such stockholder approval is required by any applicable federal, state or foreign law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit such other changes to the Plan to the Company’s stockholders for approval; provided, however, that except as provided in Section 18 hereof, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any outstanding Award unless such amendment, alteration, suspension, discontinuation or termination is required by law or the rules of any applicable securities exchange.

9.2.   The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate, any Award theretofore granted and any Award Agreement relating thereto; provided, however, that except as provided in Section 18 hereof, without the consent of an affected Participant, no such amendment, alteration, suspension, discontinuation, or termination of any Award may materially and adversely affect the rights of such Participant under such Award unless such amendment, alteration, suspension, discontinuation or termination is required by law or the rules of any applicable securities exchange.

9.3.   No Repricing. Notwithstanding anything in the Plan or an Award Agreement to the contrary, no underwater Option or underwater SAR may be repriced, replaced or regranted through cancellation, nor may any underwater Option or underwater SAR be repurchased for cash, in any case, without the approval of the stockholders of the Company.

9.4.   Override. Notwithstanding anything contained in this Section 9 to the contrary, nothing contained in this Section 9 shall prevent the Committee from taking any action provided for in Sections 7 and/or 8 hereof (and no Participant consent shall be needed to take any such action).

Section10.   No Right to Award, Employment or Service.

No Employee, Consultant or Non-Employee Director shall have any claim to be granted any Award under the Plan, and there is no obligation that the terms of Awards be uniform or consistent among Participants. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or any Subsidiary. For purposes of the Plan, a transfer of employment or service between the Company and any of its Subsidiaries shall not be deemed a termination of employment or service; provided, however, that individuals employed by, or otherwise providing services to, an entity that ceases to be a Subsidiary shall be deemed to have incurred a termination of employment or service, as the case may be, as of the date such entity ceases to be a Subsidiary unless such individual becomes an employee of, or service provider to, the Company or another Subsidiary as of the date of such cessation. A change in status from Employee to Consultant shall be deemed to be a termination of employment, unless otherwise determined by the Committee. The Committee may adopt rules and make determinations on how a leave of absence will impact an Award, including, without limitation, tolling the vesting schedule or treating such leave of absence as a termination of employment or other service (such rules may be applied retroactively).

Section11.   Taxes.

Each Participant must make appropriate arrangement acceptable to the Company in its discretion for the payment of any taxes relating to an Award granted hereunder. The Company or any Subsidiary is authorized to withhold from any payment relating to an Award under the Plan, including without limitation from a distribution of Shares or cash, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable, including using any other method of obtaining the necessary payment or proceeds, as permitted by law, to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award (including without limitation withholding from any payroll or other payment due to a Participant). This authority shall include the ability to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations. The Committee may (in its sole discretion) determine to reduce the number of Shares that would otherwise be deliverable upon the exercise, settlement or vesting (as applicable) of an Award by the number of whole Shares having a Fair Market Value on the date of exercise, settlement or vesting (as applicable) equal to the withholding taxes then due (with cash to be paid by the Participant for any shortfall). Withholding of taxes in the form of Shares with respect to an Award shall not occur at a rate that equals or exceeds the rate that would result in liability accounting treatment.

Section12.   Limits on Transferability; Beneficiaries.

No Award or other right or interest of a Participant under the Plan shall be (i) pledged, encumbered, or hypothecated to, or in favor of, or subject to any lien, obligation, or liability of such Participant to, any Person other than the Company or any Subsidiary, or (ii) assigned or transferred by such Participant other than by will or the laws of descent and distribution, and such Awards and rights shall be exercisable during the lifetime of the Participant only by the Participant or (with respect to Awards other than Incentive Stock Options) his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may, in its discretion, provide that Non-Qualified Options, SARs, Performance Stock and Restricted Stock be transferable, without consideration, to immediate family members (i.e., children, grandchildren or spouse), to trusts for the benefit of such immediate family members and to partnerships and other family entities in which such family members are the only partners (any vesting conditions shall be unaffected by such transfer). The Committee may attach to such transferability feature such terms and conditions as it deems advisable. In addition, a Participant may, in the manner established by the Committee, designate a beneficiary (which may be a trust) to exercise the rights of the Participant, and to receive any distribution, with respect to any Award upon the death of the Participant. A beneficiary, guardian, legal representative or other Person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional restrictions deemed necessary or appropriate by the Committee.

Section13.   Foreign Nationals.

Without amending the Plan, Awards may be granted to Employees, Consultants and Non-Employee Directors who are foreign nationals or are employed or providing services outside the United States or both, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to further the purpose of the Plan. Moreover, the Committee may approve such supplements to, or sub-plans, amendments, restatements or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose, provided that no such supplements, sub-plans, amendments, restatements or alternative versions shall include any provisions that are prohibited by the terms of the Plan, as then in effect, unless the Plan could have been amended to eliminate such prohibition without further approval by the stockholders of the Company.

Section14.    Securities Law Requirements.

14.1.   No Shares may be issued hereunder if the Company shall at any time determine that to do so would (i) violate the listing requirements of an applicable securities or stock exchange, or adversely affect the registration or qualification of the Company’s Shares under any state or federal law, or otherwise violate any law, rule or regulation, or (ii) require the consent or approval of any regulatory or supervising body or stockholders. In any of the events referred to in clause (i) or clause (ii) above, the issuance of such Shares shall be suspended and shall not be effective unless and until it is done in compliance with all applicable laws, rules and regulations, and such listing, registration, qualifications, consents or approval shall have been effected or obtained free of any conditions not acceptable to the Company in its sole discretion, notwithstanding any termination of any Award or any portion of any Award during the period when issuance has been suspended (provided, however, that if permitted under Code Section 409A, the Committee may toll the expiration date of an Award such that it will not terminate during any such period of suspension).

14.2.   The Committee may require, as a condition to the issuance of Shares hereunder, representations, warranties and agreements to the effect that such Shares are being purchased or acquired by the Participant for investment only and without any present intention to sell or otherwise distribute such Shares, and that the Participant will not dispose of such Shares in transactions which, in the opinion of counsel to the Company, would violate the registration provisions of the Securities Act and the rules and regulations thereunder.

Section15.   Termination.

Unless earlier terminated, the Plan shall terminate with respect to the grant of new Awards on the earlier of the 10-year anniversary of the date the Plan was approved by the stockholders of the Company or the 10-year anniversary of the date the Plan was approved by the Board, and no Awards under the Plan shall thereafter be granted; provided that no such termination shall impact Awards that were granted prior to such termination.

Section16.   Fractional Shares.

The Company will not be required to issue any fractional Shares pursuant to the Plan. The Committee may provide for the elimination of fractions and settlement of such fractional Shares in cash, in its sole discretion.

Section17.   Discretion.

In exercising, or declining to exercise, any grant of authority or discretion hereunder, the Committee may consider or ignore such factors or circumstances and may accord such weight to such factors and circumstances as the Committee alone and in its sole judgment deems appropriate and without regard to the effect such exercise, or declining to exercise such grant of authority or discretion, would have upon the affected Participant, any other Participant, any Employee, any Consultant, any Non-Employee Director, the Company, any Subsidiary, any affiliate, any stockholder or any other Person.

Section18.   Code Section 409A.

The Plan and all Awards are intended to comply with, or be exempt from, Code Section 409A and all regulations, guidance, compliance programs and other interpretative authority thereunder, and shall be interpreted in a manner consistent therewith without increasing the cost to the Company. In the event that a Participant is a “specified employee” within the meaning of Code Section 409A, and a payment or benefit provided for under the Plan would be subject to additional tax under Code Section 409A if such payment or benefit is paid within six (6) months after such Participant’s “separation from service” (within the meaning of Code Section 409A), then such payment or benefit shall not be paid (or commence) during the six (6) month period immediately following such Participant’s separation from service except as provided in the immediately following sentence. In such an event, any payments or benefits that would otherwise have been made or provided during such six (6) month period and which would have incurred such additional tax under Code Section 409A shall instead be paid to the Participant in a lump-sum, without interest, on the earlier of (i) the first business day of the seventh month following the month in which such Participant’s separation from service occurs or (ii) the tenth business day following such Participant’s death (but not earlier than if such delay had not applied). A Participant’s right to receive any installment payments under an Award Agreement, including without limitation as the result of any deferral of an Award in accordance with Code Section 409A, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Code Section 409A. Notwithstanding anything contained in the Plan or in an Award Agreement to the contrary, neither the Company, any member of the Committee nor any Subsidiary shall have any liability or obligation to any Participant or any other Person for taxes, interest, penalties or fines (including without limitation any of the foregoing resulting from (i) the application of Code Section 4999 or (ii) the failure of any Award granted hereunder to comply with, or be exempt from, Code Section 409A). For purposes of any Award that constitutes “non-qualified deferred compensation” under Code Section 409A, the terms “termination of employment” or “termination of service” and similar phrases to each shall mean “separation from service” within the meaning of Code Section 409A.

Section19.   Governing Law; Dispute Resolution; WAIVER OF JURY TRIAL

Except where U.S. Federal law is applicable to or controls any part of this Plan, the validity, construction and effect of this Plan shall be construed and enforced in accordance exclusively under the laws of the State of Delaware, without giving effect to the choice of law principles thereof. Any dispute not amicably resolved between the Company or any of its Subsidiaries or Affiliates on the one hand and a Participant on the other shall be subject to the exclusive jurisdiction of the Federal courts located in the borough of Manhattan, New York City, New York (or if Federal jurisdiction does not exist, then the state courts located in the borough of Manhattan, New York City, New York). BY ACCEPTING ANY AWARD UNDER THIS PLAN, THE COMPANY, EACH SUBSIDIARY THEREOF AND EACH PARTICIPANT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF, THIS PLAN, ANY AWARD AGREEMENT OR ANY AWARD, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT OF ANY OF THE FOREGOING (WHETHER ARISING IN CONTRACT, EQUITY, TORT OR OTHERWISE).

Section20.   Recoupment/Share Ownership.

Any Award granted pursuant to the Plan (and all Shares acquired hereunder) shall be subject to mandatory repayment and clawback pursuant to any clawback and recoupment policy of the Company as may be in effect from time to time (including any such policy enacted after the grant date of the applicable Award or acquisition of the applicable Share), and as may be otherwise required by law or the rules of any applicable securities exchange. Additional recoupment and clawback policies may be provided in the

Participant’s Award Agreement. In addition, all Awards granted under the Plan (and all Shares acquired hereunder) shall be subject to the holding periods set forth in the Company’s stock ownership guidelines, as in effect from time to time.

Section21.   Effective Date.

The Plan shall become effective upon the Effective Date.

[end of Plan]

Annex F

Form of Employee Stock Purchase Plan

GLOBAL BUSINESS TRAVEL GROUP, INC.

EMPLOYEE STOCK PURCHASE

PLAN

Adopted by the Board of Directors [●]

Approved by the Stockholders [●]

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GLOBAL BUSINESS TRAVEL GROUP, INC.

EMPLOYEE STOCK PURCHASE PLAN

SECTION 1.    PURPOSE OF THE PLAN.

The Global Business Travel Group, Inc. Employee Stock Purchase Plan (the “Plan”) is intended to provide Eligible Employees (as defined below) the opportunity to increase their proprietary interest in Global Business Travel Group, Inc. (the “Company”) by conveniently purchasing shares of the Company’s Class A common stock (the “Stock”).

The Plan is composed of two components: a 423 Component and a Non-423 Component. The 423 Component is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the provisions of the 423 Component will be construed in a manner consistent with the requirements of Section 423 of the Code. The Plan also authorizes participation in the Plan under the Non-423 Component under terms that do not meet the requirements of Section 423 of the Code.

The Company shall be permitted to grant rights to purchase Stock under separate offerings not having identical terms (provided that such terms are not inconsistent with the terms of the Plan and, with respect to an offering under the 423 Component, the requirements of Section 423 of the Code), and offerings may run concurrently (in whole or in part) with each other.

Each offering under the Non-423 Component shall be separate and distinct from (and shall not be included in or be part of) any offering under the 423 Component, and each offering to a Participating Company shall be treated as an offering that is separate from any other offering made to another Participating Company, in each case, even if such offerings are running concurrently (in whole or in part) and/or have common terms and conditions.

The Plan and any offering under the Plan shall be deemed to be a separate opportunity provided by the Company to Eligible Employees under the terms of the Plan and not part of any employment agreement with the Company or any of its Subsidiaries, Qualifying Subsidiaries or Affiliates.

SECTION 2.    DEFINITIONS.

(a)  “423 Component” means the portion of the Plan under which any right to purchase Stock shall be granted in a manner that is intended to satisfy the requirements of Section 423 of the Code.

(b)  “Affiliate” means any branch or representative office or other disregarded entity of the Company or a Qualifying Subsidiary or Subsidiary, as determined by the Committee, whether now or hereafter existing.

(c)  “Board” means the Board of Directors of the Company, as constituted from time to time.

(d)  “Change in Control” shall have the meaning set forth in the Company’s most recently adopted equity incentive plan as of the date of determination, as in effect from time to time.

(e)  “Committee” means the duly constituted committee appointed by the Board to administer the Plan, as described in Section 3 of the Plan. If no such committee is appointed, the Compensation Committee of the Board shall be the Committee.

(f)   “Compensation” means all of an Eligible Employee’s base salary or hourly wages. “Compensation” shall exclude (i) commissions, bonuses and special incentive payments (such as, without limitation, those under the annual incentive plan, sales incentive plan and the long-term incentive award plan), (ii) equity compensation and income attributable to equity-based awards (including, without limitation, amounts realized from the exercise of any stock option and any dividends paid with respect to equity awards), (iii) all non-cash items, (iv) pre-tax contributions made by the Participant under Sections 401(k) or 125 of the Code or under any similar arrangements available under laws outside the United States and (v) allowances and other miscellaneous payments, including, without limitation, moving or relocation allowances, cost-of-living equalization payments, car allowances, tuition reimbursements, imputed income attributable to cars or life insurance, severance pay, fringe benefits and benefits received under employee benefit plans. The Committee shall determine whether a particular item not listed in this Section 2(f) is included in Compensation. In addition, and notwithstanding the foregoing, with respect to any Offering Period, the Committee may modify the definition of Compensation for such Offering Period, provided that (i) such definition satisfies the requirements of Section 423 of the Code with respect to the 423 Component, (ii) such definition is established in writing and made available to Eligible Employees prior

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to the commencement of such Offering Period and (iii) such modified definition shall apply only for that Offering Period unless otherwise specified in writing by the Committee.

(g)  “Effective Date” means the Closing Date (as such term is defined in the Business Combination Agreement between Apollo Strategic Growth Capital and GBT JerseyCo Limited).

(h)  “Eligible Employee” means any individual who (i) is an Employee of a Participating Company and (ii) does not own 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Qualifying Subsidiary, including, for purposes of this provision, through application of the rules of Section 424(d) of the Code. The foregoing notwithstanding, an individual who is a citizen or resident of a jurisdiction other than the United States (even if he or she is also a citizen of the United States or a resident alien) shall not be considered an Eligible Employee if, as determined in the sole discretion of the Committee, (i) his or her participation in the Plan is prohibited by the laws or regulations of any country which has jurisdiction over him or her or (ii) compliance with the laws and regulations of the foreign country that has jurisdiction over him or her would cause the Plan or an offering under the 423 Component to violate Section 423 of the Code. In addition, and notwithstanding the foregoing, with respect to any Offering Period, the Committee may modify the definition of Eligible Employee for such Offering Period by excluding the following class or classes of Employees: (i) Employees who have been employed for less than two (2) years (or such lesser period of time as may be determined by the Committee in its discretion); (ii) Employees whose customary employment is for twenty (20) hours or less per week (or such lesser period of time as may be determined by the Committee in its discretion); (iii) Employees who are customarily employed for five (5) months or less in any calendar year (or such lesser period of time as may be determined by the Committee in its discretion), (iv) Employees who are “highly compensated employees” (within the meaning of Section 414(q) of the Code) of a Participating Company and (v) Employees who are “highly compensated employees” (within the meaning of Section 414(q) of the Code) of a Participating Company with compensation above a certain level; provided that (i) such definition satisfies the requirements of Section 423 of the Code with respect to the 423 Component, (ii) such definition is established in writing and made available to Employees prior to the commencement of such Offering Period, (iii) such modified definition shall apply only for that Offering Period unless otherwise specified in writing by the Committee and (iv) such definition shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

(i)   “Employee” means an individual who is a common-law employee of a Participating Company and, if such employee is employed in the United States, whose earnings are reported on a Form W-2. For the avoidance of doubt, the term “Employee” shall not include any consultant, independent contractor or non-employee director of a Participating Company.

(j)   “Fair Market Value” means, on any given date (i) if the Stock is listed on any established U.S. stock exchange or a U.S. national market system, the closing sales price for such Stock as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable (or, if no closing sales price was reported on that date, as applicable, on the last preceding trading date such closing sales price was reported); (ii) if the foregoing clause (i) does not apply, then if the Stock is regularly quoted by a recognized U.S. securities dealer but selling prices are not reported, the mean between the high bid and low asked prices for the Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last preceding trading date such bids and asks were reported); or (iii) if the foregoing clauses (i) and (ii) do not apply, such value as the Committee in its discretion may in good faith determine in accordance with Section 423 of the Code.

(k)  “Non-423 Component” means the portion of the Plan under which the right to purchase Stock may be granted in a manner that is not intended to satisfy the requirements of Section 423 of the Code.

(l)   “Offering Period” means a period with respect to which the right to purchase Stock may be granted under the Plan, as determined pursuant to Section 4(a) of the Plan, which shall not exceed twenty-seven (27) months.

(m) “Parent” has the meaning given to such term under U.S. Treasury Regulation Section 1.424-1(f). As used in the Plan, “Parent” shall mean a Parent of the Company.

(n)  “Participant” means an Eligible Employee who elects to participate in the Plan, as provided in Section 4(b) of the Plan.

(o)  “Participating 423 Company” means any of the following that is designated by the Committee as participating in the 423 Component: (i) the Company, (ii) any present or future Parent and/or (iii) any present or future Qualifying Subsidiary.

(p)  “Participating Company” means each Participating 423 Company and Participating Non-423 Company.

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(q)  “Participating Non-423 Company” means any of the following that is designated by the Committee as participating in the Non-423 Component: (i) the Company, (ii) any present or future Parent, (iii) any present or future Subsidiary and/or (iv) any present or future Affiliate. Unless determined otherwise by the Committee, only entities incorporated or formed outside of the United States shall be Participating Non-423 Companies.

(r)  “Plan Account” means the account established for each Participant pursuant to Section 8(a) of the Plan.

(s)  “Purchase Price” means the price at which Participants may purchase Stock under the Plan, as determined pursuant to Section 8(b) of the Plan.

(t)  "Qualifying Subsidiary" means a "subsidiary," as defined under U.S. Treasury Regulation Section 1.424-1(f). As used in the Plan, “Qualifying Subsidiary” shall mean a Qualifying Subsidiary of the Company.

(u)  “Subsidiary” means any corporation, partnership, joint venture, company or other business entity of which 50% or more of the outstanding voting power is beneficially owned, directly or indirectly, by the Company.

SECTION 3.    ADMINISTRATION OF THE PLAN.

(a)  General. The Plan shall be administered by the Committee. To the extent permitted by applicable law, the Committee may delegate some or all of its authority with respect to the Plan to any executive officer of the Company or any other person or persons (or entity or entities) designated by the Committee, in each case, acting individually or as a committee.

(b)  Committee Authorities. The Committee shall have the exclusive power and authority to administer the Plan, including, without limitation, the right and power to interpret the provisions of the Plan and make all determinations deemed necessary or advisable for the administration of the Plan (including, without limitation, a determination as to whether a Change in Control has occurred, whether to designate the Company, a Parent, a Qualifying Subsidiary or a Subsidiary as a Participating 423 Company or as a Participating Non-423 Company (as applicable) and whether to establish separate offerings). All such actions, interpretations and determinations that are done or made by the Committee shall be final, conclusive and binding on the Company, the Participating Companies, the Participants and all other persons and entities, and shall not subject the Committee (or its members) to any liability.

SECTION 4.    ENROLLMENT AND PARTICIPATION.

(a)  Offering Periods. Two Offering Periods shall commence in each calendar year, which shall be the periods commencing on January 1 and ending on June 30 and commencing on July 1 and ending on December 31; provided, however, that the first Offering Period may commence on a different date as determined by the Committee, but shall end on June 30 of the year commenced if commenced prior to June 30 or on December 31 of the year commenced if commenced after June 30. Notwithstanding the foregoing, the Committee may establish different beginning and ending dates for Offering Periods in its discretion.

(b)  Enrollment. Any individual who, on the day preceding the first day of an Offering Period, qualifies as an Eligible Employee may elect to become a Participant in the Plan for such Offering Period by executing the enrollment form prescribed for this purpose by the Committee. The enrollment form shall be filed with the Company or its designee according to procedures established by the Committee.

(c)  Duration of Participation. Once enrolled in the Plan, a Participant shall continue to participate in the Plan (according to the elections made on the Participant’s most recently-filed enrollment form) until he or she ceases to be an Eligible Employee, withdraws from the Plan under Section 6(a) of the Plan or reaches the end of the Offering Period in which his or her contributions were discontinued under Section 5(c) or Section 9(b) of the Plan. A Participant who discontinued his or her contributions under Section 5(c) of the Plan or withdrew from the Plan under Section 6(a) of the Plan may again become a Participant, if he or she then is an Eligible Employee, by following the procedure described in Section 4(b) of the Plan. A Participant whose employee contributions were discontinued automatically under Section 9(b) of the Plan shall automatically resume participation at the beginning of the next Offering Period in which such Participant’s participation would not be limited by Section 9(b) of the Plan, if he or she then is an Eligible Employee.

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SECTION 5.    EMPLOYEE CONTRIBUTIONS.

(a)  Frequency of Employee Contributions. A Participant may make contributions to the Plan for purchasing shares of Stock by means of payroll deductions (unless payroll deductions are not permitted under applicable laws or regulations or unless the Company determines that another means of making employee contributions is necessary or appropriate for legal or administrative reasons).

(b)  Amount of Employee Contributions. An Eligible Employee shall designate on the enrollment form the portion of his or her Compensation that he or she elects to contribute to the Plan with respect to the applicable Offering Period. Such portion shall be a whole percentage of the Eligible Employee’s Compensation but not less than 1% nor more than 15% of the Eligible Employee’s Compensation with respect to the applicable Offering Period. A Participant may not change the rate of his or her contributions during an Offering Period unless the Participant seeks (i) to discontinue contributions under Section 5(c) of the Plan or (ii) to withdraw from the Plan under Section 6(a) of the Plan, and, in either such case, the Company will cease contributions on behalf of the Participant as soon as reasonably practicable (which may not be until the payroll period following receipt of the applicable form or later). In addition, and notwithstanding the foregoing, with respect to any Offering Period, the Committee may modify the contribution limits for such Offering Period, provided that (i) such modification satisfies the requirements of Section 423 of the Code with respect to the 423 Component, (ii) such new contribution limits are established in writing and provided to Eligible Employees prior to the commencement of such Offering Period and (iii) such new contribution limits shall apply only for that Offering Period unless otherwise specified in writing by the Committee.

(c)  Discontinuing Employee Contributions. A Participant may discontinue contributions by filing a new enrollment form. Any contributions made from payroll shall cease as soon as reasonably practicable (which may not be until the payroll period following receipt or later). A Participant who has discontinued employee contributions may not resume such contributions until the next Offering Period. If a Participant discontinues contributions, previously made contributions shall remain in the Participant’s Plan Account (and will be used to purchase Stock) unless and until the Participant withdraws from the Plan in accordance with the provisions of Section 6 of the Plan.

SECTION 6.    WITHDRAWAL FROM THE PLAN.

(a)  Withdrawal. A Participant may elect to withdraw from the Plan by filing the prescribed form with the Company or its designee at any time before the last day of an Offering Period. As soon as reasonably practicable thereafter, contributions shall cease and all employee contributions made by the Participant for the then current Offering Period shall be refunded to the Participant in cash, without interest. No partial withdrawals shall be permitted.

(b)  Re-enrollment After Withdrawal. A former Participant who has withdrawn from the Plan shall not be a Participant until he or she re-enrolls in the Plan under Section 4(b) of the Plan. Re-enrollment shall be effective only at the commencement of an Offering Period.

SECTION 7.    CHANGE IN EMPLOYMENT STATUS.

(a)  Termination of Employment. Termination of employment with a Participating Company, or otherwise ceasing to be an Eligible Employee, for any reason, including death, shall be treated as an automatic withdrawal from the Plan under Section 6(a) of the Plan, unless, with respect to an offering under the Non-423 Component, otherwise required by applicable laws or regulations. A transfer from one Participating Company to another shall not be treated as a termination of employment unless required to comply with Section 423 of the Code with respect to the 423 Component.

(b)  Leave of Absence. For purposes of the Plan, employment shall not be deemed to terminate when the Participant goes on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by a Participating Company in writing or if such leave of absence is protected under applicable laws or regulations. Employment shall be deemed to terminate in any event when the approved leave ends, unless the Participant immediately returns to work.

(c)  Death. In the event of the Participant’s death, any amounts then held in the Participant’s Plan Account and any shares of Stock then held in the Participant’s name by the Company or the broker designated by the Company shall be paid or transferred to the Participant’s estate or as otherwise required by applicable laws of descent and distribution, or as may be otherwise provided pursuant to Section 8(e) of the Plan.

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SECTION 8.    PLAN ACCOUNTS AND PURCHASE OF SHARES.

(a)  Plan Accounts. The Company shall maintain a Plan Account on its books in the name of each Participant. Whenever an amount is contributed to the Plan, such amount shall be credited to the Participant’s Plan Account. Amounts credited to Plan Accounts shall not be trust funds and may be commingled with the general assets of the Company or any Parent, Qualifying Subsidiary, Subsidiary or Affiliate and applied to general corporate purposes, unless otherwise required by applicable law or regulation. Unless required by applicable law or regulation, no interest will be paid or credited with respect to any amounts held in a Participant’s Plan Account.

(b)  Purchase Price. The Purchase Price for each share of Stock purchased at the close of an Offering Period shall be not less than the lesser of (i) 85% of the Fair Market Value of such share on the last day of such Offering Period and (ii) 85% of the Fair Market Value of such share on the first day of such Offering Period, as determined by the Committee prior to the commencement of the applicable Offering Period.

The Committee may round the Purchase Price up (but not down) to a whole cent, and in no event shall the Purchase Price be less than the par value of the shares of Stock being purchased.

(c)  Number of Shares Purchased. As of the last day of each Offering Period, each Participant shall be deemed to have elected to purchase the number of shares of Stock calculated in accordance with this Section 8(c), unless the Participant has withdrawn from the Plan under Section 6(a) or Section 7 of the Plan. The amount then in the Participant’s Plan Account shall be divided by the Purchase Price, and the number of shares that results shall be purchased with the funds in the Participant’s Plan Account. The foregoing notwithstanding, no Participant shall purchase more than 10,000 shares of Stock (subject to adjustment pursuant to Section 14(b) of the Plan) with respect to any Offering Period (or, if the Board determines that a different number of Offering Periods shall commence in each calendar year in accordance with Section 4(a) of the Plan, a proportionate number of shares of Stock (subject to adjustment pursuant to Section 14(b) of the Plan) with respect to any Offering Period) nor more than the amounts of Stock set forth in Sections 9(b) and 14(a) of the Plan. Any fractional share, as calculated under this Section 8(c), shall be rounded down to the next lower whole share (with the Purchase Price for such fractional share to be carried over to the next Offering Period). To the extent permitted by law, the Committee may adjust the individual share limit set forth in this Section 8(c) from time to time without stockholder or Participant approval, provided that any such change shall not apply until the Offering Period commencing after such change is made (and such change shall automatically adjust the share number set forth in Section 9(a)(iii) of the Plan to the same amount).

(d)   Available Shares Insufficient. In the event that the aggregate number of shares of Stock that all Participants elect to purchase during an Offering Period exceeds the maximum number of shares of Stock remaining available for issuance under Section 14(a) of the Plan, then the number of shares of Stock a Participant shall purchase shall be determined by multiplying the number of shares of Stock available for issuance by a fraction, the numerator of which is the number of shares of Stock that such Participant has elected to purchase and the denominator of which is the number of shares of Stock that all Participants have elected to purchase.

(e)  Issuance of Shares. Shares of Stock shall be issued either in book entry form or in certificates. Certificates, if any, representing the shares of Stock purchased by a Participant under the Plan shall be issued to the Participant, or book entry in the Participant’s name shall be made, as soon as reasonably practicable after the close of the applicable Offering Period, except that the Committee may determine that such certificates shall be held for each Participant’s benefit by a broker designated by the Committee. Shares may be registered in the name of the Participant or jointly in the name of the Participant and his or her spouse as joint tenants with right of survivorship or as community property or in such other manner of taking title as may be permitted under applicable law or regulation; provided, however, that unless otherwise required by applicable law or specified by the Participant in writing, shares of Stock purchased under the Plan will be registered in the name of the Participant.

(f)  Transfer of Shares. If certificates representing shares of Stock are not otherwise issued to the Participant in connection with the purchase of such shares at the end of an Offering Period, a Participant may elect to transfer any number of shares of Stock previously purchased under the Plan by providing notification and transfer instructions to Company or the broker designated by the Company, in accordance with procedures established under the Plan. As soon as administratively practicable following receipt of a Participant’s election to transfer shares of Stock, the Company or the designated broker shall cause a transfer of the shares or a certificate representing the number of shares to be transferred to be delivered to the Participant or a broker designated by the Participant.

F-6

(g)  Unused Cash Balances. Any amount remaining in the Participant’s Plan Account that represents the Purchase Price for shares that could not be purchased by reason of Section 9(b) or Section 14(a) of the Plan or otherwise shall be refunded to the Participant in cash, without interest, promptly after the end of the applicable Offering Period (unless otherwise required by Section 8(c) with respect to fractional shares).

SECTION 9.    LIMITATIONS ON STOCK OWNERSHIP.

(a)  Five Percent Limit. Any other provision of the Plan notwithstanding, no Participant shall be granted a right to purchase Stock under the Plan if such Participant, immediately after his or her election to purchase such Stock, would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Qualifying Subsidiary. For purposes of this Section 9(a), the following rules shall apply:

(i)  the attribution rules of Section 424(d) of the Code shall be applied in determining ownership of Stock;

(ii)   each Participant shall be deemed to own any stock that he or she has a right or option to purchase under this Plan or any other plan or arrangement; and

(iii)   each Participant shall be deemed to have the right to purchase under this Plan with respect to each Offering Period 10,000 shares of Stock (as adjusted pursuant to Section 8(c) of the Plan), subject to adjustment pursuant to Section 14(b) of the Plan.

(b)  Dollar Limit. Any other provision of the Plan notwithstanding, consistent with Treasury Regulation Section 1.423-2(i), no Participant shall purchase Stock under this Plan and all other employee stock purchase plans of the Company or any Parent or Qualifying Subsidiary at a rate that exceeds $25,000 in fair market value of the Stock (determined at the time the option is granted) for each calendar year in which any option granted to the Participant is outstanding at any time.

For purposes of this Section 9(b), the Fair Market Value of Stock shall be determined as of the first day of the Offering Period in which such Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Section 9(b) from purchasing additional Stock under the Plan, then his or her employee contributions shall automatically be discontinued, and shall resume (in accordance with the Participant’s most recently-filed enrollment form) on the first day of the earliest Offering Period in which this Section 9(b) would not prohibit such participation, provided that he or she then is an Eligible Employee.

SECTION 10.      RIGHTS NOT TRANSFERABLE.

The rights of any Participant under the Plan, or the interest in any Stock or moneys to which any Participant may be entitled under the Plan, shall not be transferable by voluntary or involuntary assignment or by operation of law, or in any manner other than by beneficiary designation or the laws of descent and distribution. If a Participant attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than as permitted by this Section 10, such act shall be treated as an election by the Participant to withdraw from the Plan under Section 6(a) of the Plan.

SECTION 11.      NO RIGHTS AS AN EMPLOYEE.

Nothing in the Plan or in any right granted under the Plan shall confer upon the Participant any right to continue in the employ of a Participating Company for any period or interfere with or otherwise restrict in any way the rights of the Participating Companies or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her employment at any time and for any reason, with or without cause, to the fullest extent permitted by applicable laws or regulations.

SECTION 12.      NO RIGHTS AS A STOCKHOLDER.

A Participant shall have no rights as a stockholder with respect to any shares of Stock that he or she may have a right to purchase under the Plan until such shares have been purchased and transferred or credited to the Participant.

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SECTION 13.      SECURITIES LAW REQUIREMENTS.

Shares of Stock shall not be issued under the Plan unless the issuance and delivery of such shares comply with (or are exempt from) all applicable requirements of law, including, without limitation, the U.S. Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, all state securities laws and regulations, any applicable non-U.S. securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities are then traded or listed.

SECTION 14.      STOCK OFFERED UNDER THE PLAN.

(a)               Authorized Shares. The aggregate number of shares of Stock available for purchase under the Plan as of the Effective Date shall be [•]1 and on January 1 of each year during which the Plan is in effect, commencing on January 1, 2022, the number of shares of Stock available for purchase under the Plan shall be increased by the lesser of (x) [•]2 shares of Stock, (y) 1% of the number of shares of all classes of common stock of the Company outstanding as of the immediately preceding December 31 (calculated on a fully diluted basis, including derivative securities of the Company and securities of GBT JerseyCo Limited that may become convertible for equity securities of the Company), and (z) such lesser number of shares of Stock as the Board may determine, in each case, as subject to adjustment as provided in this Section 14. Shares of Stock issued under the Plan may be shares already outstanding or newly issued or treasury shares. Notwithstanding the foregoing or anything contained in the Plan to the contrary, not more than [•]3 shares of Stock may be issued under the 423 Component, and not more than [•]4 shares of Stock may be issued under the Non-423 Component.

(b)               Changes in Capitalization. In the event of a reorganization, recapitalization, stock split, spin-off, split-off, split-up, stock or extraordinary cash dividend or other distribution, combination of shares, merger, amalgamation, consolidation or any other change in the corporate structure of the Company, or a sale by the Company of all or part of its assets, in any case, that occurs on or after the date the Plan is approved by the Board (even if such date is prior to the Effective Date), the Committee shall make such adjustments to the aggregate number of shares of Stock offered under the Plan, the number of shares set forth in clause (x) of Section 14(a) of the Plan, the share limitation described in Section 8(c) of the Plan (and the corresponding number of shares specified in clause (iii) of Section 9(a) of the Plan) and/or the price of shares that any Participant may elect to purchase under the Plan as may be necessary to prevent the dilution or enlargement of Participants’ rights. The Plan shall in no event be construed to restrict in any way the Company’s right to undertake a dissolution, liquidation, merger, amalgamation, consolidation or other reorganization or corporate transaction of any kind or type.

(c)               Change in Control. Any other provision of the Plan notwithstanding, immediately prior to the effective time of a Change in Control, the Plan shall terminate and shares shall be purchased pursuant to Section 8 of the Plan as if the Offering Period during which such Change in Control occurs was scheduled to end on the day immediately preceding such Change in Control, unless the Plan is expressly assumed by the surviving corporation, the buyer or an affiliate of the foregoing. In addition, in anticipation of a Change in Control, the Committee may take any action under the Plan as it deems necessary or appropriate, including, without limitation, terminating the Plan and preventing Participants from continuing their contributions to the Plan.

[1]

To equal 2% of the fully diluted number of Shares of all classes (including derivative securities of the Company and securities of GBT JerseyCo Limited that may become convertible for Shares), measured immediately after the Closing, post-money and post-conversion (the “Cap”). The Cap shall be included in the denominator in the calculation of the fully diluted number of Shares.

2To equal the Cap.

3To equal 12% of the fully diluted number of Shares of all classes (including derivative securities of the Company and securities of GBT JerseyCo Limited that may become convertible for Shares), measured immediately after the Closing, post-money and post-conversion.

4To equal 12% of the fully diluted number of Shares of all classes (including derivative securities of the Company and securities of GBT JerseyCo Limited that may become convertible for Shares), measured immediately after the Closing, post-money and post-conversion.

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SECTION 15.       WITHHOLDING

To the extent any payments, exercises, purchases or distributions under the Plan, or at the time a Participant disposes of some or all of the shares of Stock he or she acquired under the Plan, are determined by any Participating Company to be subject to U.S. Federal, state or local taxes, or the taxes of a jurisdiction other than the United States, the Participating Company (and each affiliate thereof) is authorized (but not obligated) to withhold any required taxes. The withholding obligation may be satisfied by (i) withholding shares of Stock purchased under the Plan; (ii) withholding from the proceeds from the sale of shares of Stock purchased under the Plan, either through a voluntary sale or through a mandatory sale arranged by the Company; (iii) deducting cash from a Participant’s Plan Account; (iv) deducting cash from a Participant’s other cash compensation payable to him or her by any Participating Company (or any affiliate thereof) or (v) any other method deemed appropriate by the Participating Company (or any affiliate thereof), in each case, as approved by the Committee. A Participant’s election to participate in the Plan authorizes any Participating Company (and any affiliate thereof) to take any of the actions described in the preceding sentence. Withholding in shares of Stock shall occur at a rate that is less than the rate that would result in liability or variable accounting treatment. Participants who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Company, any Parent or any Subsidiary may elect to have withholding occur by reducing the number of shares of Stock otherwise to be received by them upon the purchase of shares of Stock under the Plan (or by using shares of Stock otherwise credited to their Plan Account that have been held for more than six months).

SECTION 16.     GOVERNING LAW; DISPUTE RESOLUTION; WAIVER OF JURY TRIAL

Except where U.S. Federal law is applicable to or controls any part of this Plan, the validity, construction and effect of this Plan shall be construed and enforced in accordance exclusively under the laws of the State of Delaware, without giving effect to the choice of law principles thereof. Any dispute not amicably resolved between the Company or any of its Subsidiaries, Qualifying Subsidiaries or Affiliates on the one hand and a Participant on the other shall be subject to the exclusive jurisdiction of the Federal courts located in the borough of Manhattan, New York City, New York (or if Federal jurisdiction does not exist, then the state courts located in the borough of Manhattan, New York City, New York). BY PARTICIPATING IN THIS PLAN, THE COMPANY, EACH SUBSIDIARY, QUALIFYING SUBSIDIARY AND AFFILIATE AND EACH PARTICIPANT HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF, THIS PLAN, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF (WHETHER ARISING IN CONTRACT, EQUITY, TORT OR OTHERWISE).

SECTION 17.     NON-423 COMPONENT AND SUB-PLANS

The Board and/or the Committee may adopt procedures and sub-plans to this Plan that are necessary or appropriate to permit or facilitate participation in the Plan by Eligible Employees who are employed or located in a jurisdiction other than the United States or to generally operate the Plan in jurisdictions outside the United States (provided that such procedures or sub-plans would not result in (i) the Plan failing to be eligible to qualify under Section 423 of the Code or (ii) any offering under the 423 Component not complying with Section 423 of the Code). Without limiting the generality of, but consistent with, the foregoing, the Board and/or the Committee are expressly authorized to adopt rules, procedures, and sub-plans, which, for purposes of the Non-423 Component, may be beyond the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, excluding Employees in certain countries under the Non-423 Component (even if employed by a Participating Company), handling and making of employee contributions under the Plan, satisfying payroll taxes, determining beneficiaries, withholding procedures and issuances of Stock, any of which may vary from time to time and between jurisdictions, as determined by the Board and/or the Committee.

SECTION 18.    TAX QUALIFICATION.

The 423 Component is intended to be exempt from the application of Section 409A of the Code under Section 1.409A-1(b)(5)(ii) of the U.S. Treasury Regulations. Purchases of Stock by Participants who are U.S. taxpayers participating in the Non-423 Component are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to the provisions of this Section 18, Participants who are U.S. taxpayers participating in the Non-423 Component shall be subject to such terms and conditions as shall permit his or her participation in the Plan to satisfy the requirements of the short-term deferral exception to Section 409A of the Code, including the requirement that the shares subject to the right to purchase Stock under the Plan be delivered within the short-term deferral period. Notwithstanding the foregoing or any other provision of the Plan to the contrary, neither the Company nor any Parent, Qualifying Subsidiary or Subsidiary shall have any liability to a Participant or any other person or entity if the right to purchase Stock under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action

F-9

taken by the Committee, the Board, the Company or any Parent, Qualifying Subsidiary or Subsidiary in relation thereto. Notwithstanding the foregoing or any other provision of the Plan to the contrary, although the Company may endeavor to (i) qualify the 423 Component or Non-423 Component for special tax treatment under the laws and regulations of the United States or of a jurisdiction other than the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain special, or to avoid unfavorable, tax treatment. The Company and each Parent, Qualifying Subsidiary, Subsidiary and Affiliate shall be unconstrained in their activities without regard to any potentially negative tax impact on any one or more Participants.

SECTION 19.     SEVERABILITY.

If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision shall not affect the other provisions of the Plan, and the Plan shall be construed in all respects as if such invalid provision were omitted. Any provision of the Plan that would cause an offering under the 423 Component to violate Section 423 of the Code shall be null and void ab initio.

SECTION 20.      AMENDMENT AND TERMINATION.

The Board shall have the right to amend, suspend or terminate the Plan, and to shorten an Offering Period (and refund Participant contributions in the event of any such shortening, suspension or termination) at any time and without notice. Any increase in the aggregate number of shares of Stock to be issued under the Plan shall be subject to approval by a vote of the stockholders of the Company. In addition, any other amendment of the Plan shall be subject to approval by a vote of the stockholders of the Company to the extent required by applicable law, rule or regulation, including, without limitation, Section 423 of the Code, or by the rules of any applicable stock exchange. No amendment, termination or suspension of the Plan shall require the consent of any Participant unless otherwise required by applicable law or the rules of any applicable stock exchange. The Plan shall terminate on the earlier to occur of (i) a termination of the Plan by the Board (pursuant to this Section 20), (ii) the tenth anniversary of the date the Plan is approved by the Board or (iii) the tenth anniversary of the date the Plan is approved by the stockholders of the Company.

[End of Plan]

F-10

Annex G

Form of Amended & Restated GBT Memorandum of Association

Companies (Jersey) Law 1991

Company Limited by Shares

FOURTH AMENDED AND RESTATED MEMORANDUM OF

ASSOCIATION

OF

GBT JERSEYCO LIMITED

(ADOPTED BY SPECIAL RESOLUTION ON 2 DECEMBER 2021)

G-1

Companies (Jersey) Law 1991

Company Limited by Shares

Memorandum of Association

of

GBT JerseyCo Limited

1The name of the Company is GBT JerseyCo Limited.

2The Company is a private company limited by shares.

3The Company is a par value company.

4The Company has unrestricted corporate capacity.

5The liability of each member arising from his or her holding of a share is limited to the amount (if any) unpaid on it.

6The share capital of the Company is Euro €60,300.00001 divided into 3,000,000,000 redeemable A ordinary shares of Euro €0.00001 each, 3,000,000,000 redeemable B ordinary shares of Euro €0.00001 each, 30,000,000 redeemable C ordinary shares of Euro €0.00001 each and 10 non-redeemable Z ordinary shares of Euro €0.00001 each.

G-2

Annex H

Form of Amended & Restated GBT Articles of Association

Companies (Jersey) Law 1991

Company Limited by Shares

THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

GBT JERSEYCO LIMITED

(ADOPTED BY SPECIAL RESOLUTION ON 2 DECEMBER 2021)

Companies (Jersey) Law 1991

Company Limited by Shares

Articles of Association

of

GBT JerseyCo Limited

1	Definitions, interpretation and exclusion of Standard Table

Definitions

1.1	In these Articles, the following definitions apply:

A Ordinary Share means a voting redeemable share designated as an A ordinary share with a nominal value of Euro €0.00001;

A Shareholder means Topco or any Transferee as may hold any A Ordinary Shares from time to time, including a Subsidiary of Topco (other than the Company or any Subsidiary of the Company);

Affiliate of a Person means another Person, directly or indirectly, controlled by, controlling or under common control with such first Person;

Amex means American Express Travel Holdings Netherlands Coöperatief U.A., a cooperative organized under the laws of the Netherlands;

Articles means, as appropriate:

(a)these Articles of Association as amended from time to time; or

(b)two or more particular Articles of these Articles;

and Article refers to a particular Article of these Articles;

BCA means that certain Business Combination Agreement, dated as of December 2, 2021, by and between Apollo Strategic Growth Capital, as predecessor to TopCo, and the Company, as the same may be amended, restated, modified, supplemented or replaced from time to time;

BCA Transaction means the business combination transactions contemplated by the BCA;

B Ordinary Share means a non-voting redeemable share designated as a B ordinary share with a nominal value of Euro €0.00001;

B Shareholder means an Eligible Member or Permitted Transferee thereof as may hold any B Ordinary Shares from time to time;

Business Day means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City, London or Jersey;

C Ordinary Share means a non-voting redeemable share designated as a C ordinary share with a nominal value of Euro €0.00001;

C Shareholder means an Eligible Member or Permitted Transferee thereof as may hold any C Ordinary Shares from time to time;

Class A Topco Share has the meaning ascribed to the term “Class A PubCo Share” in the Exchange Agreement;

Class B Topco Share has the meaning ascribed to the term “Class B PubCo Share” in the Exchange Agreement;

Clear Days, in relation to a period of notice, means that period excluding:

(a)the day when the notice is deemed to be received; and

(b)the day for which it is given or on which it is to take effect;

Code means the U.S. Internal Revenue Code of 1986, as amended;

Company means GBT JerseyCo Limited;

Company Holders Support Agreement means that certain Company Holders Support Agreement, dated as of December 2, 2021, by and between Apollo Strategic Growth Capital, as predecessor to TopCo, and the Company, as the same may be amended, restated, modified, supplemented or replaced from time to time;

Compliance Transfer has the meaning given to that term in the BCA;

Default Rate means 3% (three per cent) per annum over the base rate of the Bank of England from time to time;

Earnout Termination Date means the date that is the five (5) year anniversary of the consummation of the BCA Transaction;

Electronic has the meaning given to that term in the Electronic Communications (Jersey) Law 2000;

Electronic Record has the meaning given to that term in the Electronic Communications (Jersey) Law 2000;

Electronic Signature has the meaning given to that term in the Electronic Communications (Jersey) Law 2000;

Eligible Member means any Eligible JerseyCo Owner (as defined in the Exchange Agreement) and any Permitted Transferee thereof;

Equity Contribution Agreement means that certain Equity Contribution Agreement, dated as of August 11, 2021, by and among Expedia, Inc., the Company and Juweel Investors Limited, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms;

ERISA means the U.S. Employee Retirement Income Security Act of 1974;

Exchange has the meaning ascribed to such term in the Exchange Agreement;

Exchange Agreement means that certain Exchange Agreement, dated as of the Closing Date (as defined in the BCA), among Topco, the Company, and the Eligible Members from time to time party thereto, as the same may be amended, restated, modified, supplemented or replaced from time to time;

Expedia means EG Corporate Travel Holdings LLC, a Delaware limited liability company (and any Expedia Permitted Transferee (as defined in the Shareholders Agreement));

Fully Paid and Paid Up means that the agreed issue price for a Share has been fully paid or credited as paid in money or money's worth;

Historic Ordinary Shares means the issued voting ordinary shares and non-voting ordinary shares forming part of authorized share capital of the Company immediately prior to the adoption of these Articles;

Historic Preferred and Profit Shares means the issued non-voting preferred shares and profit shares forming part of authorized share capital of the Company immediately prior to the adoption of these Articles;

Island means Jersey, Channel Islands;

Juweel means Juweel Investors (SPC) Limited, an exempted segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands;

Law means the Companies (Jersey) Law 1991;

Member means any Person or Persons entered on the register of members from time to time as the holder of a Share;

Memorandum means the Memorandum of Association of the Company as amended from time to time;

Officer means a Person appointed to hold an office in the Company; and the expression includes a director or liquidator, but does not include the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a written resolution signed by or on behalf of a simple majority of the Members who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting;

Ordinary Share means an A Ordinary Share, a B Ordinary Share, a C Ordinary Share or a Z Ordinary Share;

Participating Shares means (i) A Ordinary Shares, (ii) B Ordinary Shares and (iii) Shares of any other class to the extent that, in accordance with the terms thereof, such Shares are entitled to participate with the A Ordinary Shares and B Ordinary Shares in, as applicable, (x) dividends or distributions paid by the Company, or (y) any liquidation, dissolution or winding up of the Company. Notwithstanding the foregoing, and without limitation to the rights of the C Ordinary Shares set forth in Article 24.12, C Ordinary Shares shall not be considered Participating Shares except, solely in the case of a liquidation, dissolution or winding up of the Company, solely to the extent provided in Article 29.2.

PDF means Portable Document Format;

Permitted Transferee means, (a) with respect to any Member, any Affiliate of such Member, (b) in the case of Amex, any Amex Permitted Transferee (as defined in the Shareholders Agreement) and (c) in the case of Juweel, any Juweel Permitted Transferee (as defined in the Shareholders Agreement); provided that, for purposes of these Articles, the term “Affiliate,” as it is used in the definition of “Amex Permitted Transferee” and “Juweel Investors Permitted Transferee” in the Shareholders Agreement, will, with respect to any Amex Entity or Juweel Entity (as defined in the Shareholders Agreement), not include any Person who is not an “Affiliate” of Amex or Juweel, as applicable, as the term "Affiliate" is used and defined in these Articles;

Person means any individual, partnership, corporation, limited liability company, association, joint stock company, syndicate, estate, trust, joint venture, entity, unincorporated organization, other legal entity of any kind or nature or governmental entity (including any federal, national, supra-national, state, foreign, provincial, municipal, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality, department, agency or political subdivision thereof);

Post-Closing Equity Adjustment has the meaning ascribed to such term in the Equity Contribution Agreement;

Ratably means, with respect to Participating Shares (determined pursuant to the definition of “Participating Shares,” as of the applicable time), on a per Share basis. If, after the adoption of these Articles, other terms are approved by the Company with respect to participation of any class of Shares in residual distributions of the Company and are set forth in these Articles, the term “Ratably” shall be deemed to have been automatically adjusted to the extent necessary and appropriate to take account of such other terms;

Secretary means a Person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Share means an Ordinary Share in the share capital of the Company; and the expression:

(a)includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)where the context permits, also includes a fraction of a share,

and includes all securities issued in connection with any merger, consolidation, share exchange, share dividend, share distribution, share split, reverse share split, share combination, recapitalisation, reclassification, subdivision, conversion or similar transaction in respect thereof;

Shareholders Agreement means that certain Shareholders Agreement, dated as of the Closing Date (as defined in the BCA), by and among Topco, the Company and certain shareholders of Topco party thereto, as the same may be amended, modified, supplemented or waived from time to time, in accordance with its terms;

Special Resolution has the meaning given to that term in the Law; provided that, pursuant to Article 90(1A)(b) of the Law, a majority of not less than 75% of the Members entitled to vote shall be the greater majority required for the passing of such special resolution. The expression also includes a written resolution signed by or on behalf of the requisite majority of Members required for the passing of a Special Resolution who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a meeting;

Subsidiary means, of a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the total voting power of shares of stock or other equity interest (without regard to the occurrence of any contingency), the holders of which are generally entitled to vote for the election of the board of directors or other governing body thereof, or that is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof.

For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity;

Topco means Global Business Travel Group, Inc., a Delaware corporation;

Transfer means to sell, assign, pledge or encumber or otherwise transfer, directly or indirectly (including through the use of swaps, options or other derivatives), or to enter into any agreements with respect of any of the foregoing, whether or not for consideration;

Transferee shall mean any Person to whom a Transfer is made, regardless of the method of Transfer;

Transferor means any Person by whom a Transfer is made, regardless of the method of Transfer;

Treasury Regulations means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time;

Triggering Event means the occurrence of an Earnout Achievement Date (as defined in the BCA);

Z Ordinary Share means a non-voting non-redeemable share designated as a Z ordinary share with a nominal value of Euro €0.00001; and

Z Shareholder means Topco or such other Subsidiary of Topco (other than the Company or any Subsidiary of the Company) as may hold any Z Ordinary Shares from time to time.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)A reference in these Articles to a statute is a reference to a statute of the Island as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute;

(b)Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity;

(c)A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders;

(d)Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning;

(e)All references to time are to be calculated by reference to time in the place where the Company's registered office is located;

(f)The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied; and

(g)The words including, include and in particular or any similar expression are to be construed without limitation.

Exclusion of Standard Table

1.3

The regulations contained in the Standard Table adopted pursuant to the Companies (Standard Table) (Jersey) Order 1992 and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1

Subject to the applicable terms of the Shareholders Agreement and the Exchange Agreement, the directors shall have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such Persons at such times and on such terms and conditions as they may decide.

2.2

Without limitation to the preceding Article, but subject to the applicable terms of the Shareholders Agreement and the Exchange Agreement, the directors may so deal with the unissued Shares of the Company:

(a)at an issue price determined by the directors;

(b)with preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise;

(c)without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

2.3	Save as otherwise expressly provided in these Articles, the Shares rank pari passu in all respects:

(a)Voting

A Ordinary Shares shall carry the right to vote on all matters on which Members generally are entitled to vote, including at a general meeting of the Company. B Ordinary Shares, C Ordinary Shares and Z Ordinary Shares shall not carry any right to vote on matters on which Members generally are entitled to vote, including at a general meeting of the Company, but shall carry the right to vote on matters on which B Shareholders, C Shareholders and Z Shareholders, respectively, are entitled by the Law to vote as a separate class.

(b)Income

All Shares other than the Z Ordinary Shares carry the right to receive a dividend and otherwise participate in the profits of the Company in accordance with the terms of the Articles, subject to Article 24.12.

(c)Capital

On any return of capital of the Company, whether on a winding up of the Company or otherwise, all Shares other than the Z Ordinary Shares carry the right to receive any such return in accordance with the terms of the Articles, subject to Article 29.2.

(d)Redemption

All Shares are redeemable in accordance with the Law and the terms of the Articles save for the Z Ordinary Shares which are non-redeemable.

Power to issue fractions of a Share

2.4

Subject to the Law, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Trusts not recognised

2.5	Except as required by law:

(a)no Person shall be recognised by the Company as holding any Share on any trust; and

(b)no Person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.6

If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or

(b)the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.7	For the purpose of Article 2.6, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)the necessary quorum shall be one or more Persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)any Member holding issued Shares of the class, present in Person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

2.8

Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.9

With the consent of a Member, the directors may accept a voluntary contribution from that Member without issuing Shares in return. If the directors agree to accept a voluntary contribution from a Member, the directors shall resolve whether that contribution shall be treated as an addition to the capital account of the Company or to a general reserve of the Company (it being understood that the contribution is not provided by way of loan).

No bearer Shares

2.10	The Company shall not issue bearer Shares.

Limit on the number of joint holders

2.11	In respect of a Share, the Company shall not be required to enter the names of more than four joint holders in the register of members of the Company.
2.12	If two or more Persons are registered as joint holders of a Share, then any one of those joint holders may give effectual receipts for moneys payable in respect of that Share.

Treasury Shares

2.13

From time to time, the Company may hold its own Shares as treasury shares and the directors may sell, transfer or cancel any treasury shares in accordance with the Law. For the avoidance of doubt, the Company shall not be entitled to vote or receive any distributions in respect of any treasury shares held by it.

Branch register

2.14

Subject to and to the extent permitted by the Law, the Company, or the directors on behalf of the Company, may cause to be kept and maintained in any country, territory or place, a branch register of Members resident in such country, territory or place and all or any of its other Members and the directors may make and vary such regulations as they may think fit regarding the keeping of any such branch register.

3	Share certificates

Issue of share certificates

3.1	Upon being entered in the register of members as the holder of a Share, a Member shall be entitled:

(a)without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member's holding of Shares of any class, to a certificate for the balance of that holding); and

(b)upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member's Shares.

3.2

Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3

The Company shall not be bound to issue more than one certificate for Shares held jointly by several Persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)evidence;

(b)indemnity;

(c)payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)payment of a reasonable fee, if any, for issuing a replacement share certificate,

as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1

The Company has a first and paramount lien on all Shares (which are not Fully Paid) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member's estate:

(a)either alone or jointly with any other Person, whether or not that other Person is a Member; and

(b)whether or not those moneys are presently payable.

4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)the sum in respect of which the lien exists is presently payable;

(b)the Company gives notice to the Member holding the Share (or to the Person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

4.4	The Shares may be sold in such manner as the directors determine.
4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of Transfer

4.6

To give effect to a sale of Shares pursuant to Article 4.3, the directors may authorise any Person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the Transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7	On sale pursuant to the preceding Articles:

(a)the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and

(b)that Person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that Person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That Person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the Person whose Shares have been sold:

(a)if no certificate for the Shares was issued, at the date of the sale; or

(b)if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation,

but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1

Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days' notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2

Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3

A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent Transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the Person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

5.7

Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the directors may give to the Person from whom it is due not less than 14 Clear Days' notice requiring payment of:

(a)the amount unpaid;

(b)any interest which may have accrued;

(c)any expenses which have been incurred by the Company due to that Person's default.

5.11	The notice shall state the following:

(a)the place where payment is to be made; and

(b)a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12

If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13

Forfeited or surrendered Shares may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other Person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be Transferred to any Person, the directors may authorise some Person to execute an instrument of transfer of the Share to the Transferee.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that Person shall cease to be a Member in respect of those Shares; and

(b)that Person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15

Despite the forfeiture or surrender of his Shares, that Person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)all expenses; and

(b)interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or
(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16

A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all Persons claiming to be entitled to forfeited Shares:

(a)that the Person making the declaration is a director or Secretary of the Company; and

(b)that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17

Any Person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of shares

Form of transfer

6.1

Subject to the terms of the Shareholders Agreement, the following Articles about the Transfer of Shares and to Article 30 hereof, a Member may Transfer Shares to another Person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)where the Shares are Fully Paid, by or on behalf of that Member; and

(b)where the Shares are partly paid, by or on behalf of that Member and the Transferee.

Power to refuse registration

6.2

Subject to any applicable law, the directors may refuse to register the Transfer of any Share (other than the A Ordinary Shares) (a) to any Person if such registration would cause any director and/or the Company to be in breach of the Exchange Agreement or (b) as set forth in Article 6.8.

Notice of refusal to register

6.3

If the directors refuse to register a Transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the Transfer was lodged with the Company.

Power to suspend registration

6.4	The directors may suspend registration of the Transfer of Shares at such times and for such periods (not exceeding 30 days in any calendar year) as they determine.

Fee, if any, payable for registration

6.5	If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.

Company may retain instrument of transfer

6.6

The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the Person lodging it when notice of the refusal is given.

Security

6.7

Notwithstanding any other provision of these Articles (except for Articles 6.8, 6.10 and 30 hereof), if any Shares (the Secured Shares) are subject to a security interest created pursuant to the Security Interests (Jersey) Law 1983 or 2012 (the Security Interests Law) and are to be Transferred pursuant to the exercise of the power of sale or enforcement under the Security Interests Law or the provisions of the relevant security agreement:

(a)the directors shall not refuse to register such a Transfer of the Secured Shares if the following conditions have been satisfied:

(i)	a validly executed instrument of transfer relating to the Secured Shares has been lodged at the registered office of the Company; and
(ii)	the instrument of transfer is accompanied by the share certificates in respect of the Secured Shares; and

(b)the registration of any such Transfer of the Secured Shares may not be suspended pursuant to Article 6.4 or otherwise.

Transfer Restrictions on B Ordinary Shares, C Ordinary Shares and Z Ordinary Shares

6.8

Notwithstanding anything to the contrary herein, and subject to the applicable terms of the Shareholders Agreement and the Company Holders Support Agreement, other than an Exchange of B Ordinary Shares pursuant to the Exchange Agreement, no B Ordinary Shares, C Ordinary Shares or Z Ordinary Shares shall be Transferred, and no Transfer of any such Shares shall be recorded by the Company or the directors, if:

(a)such Transfer is to a Person who (i) is not either (A) a Permitted Transferee or (B) receiving the Shares in connection with a Compliance Transfer or (ii) lacks the legal right, power or capacity to own such Shares;

(b)such Transfer would (i) require the registration of any such Shares (including the Shares so Transferred) under any applicable U.S. federal or state securities laws or other non-U.S. securities laws or would constitute a non-exempt distribution pursuant to applicable securities laws; (ii) cause the Company to become a reporting company under the U.S. Securities Exchange Act of 1934; or (iii) subject the Company to regulation under the U.S. Investment Company Act of 1940 or the U.S. Investment Advisers Act of 1940;

(c)such Transfer would cause (i) all or any portion of the assets of the Company to (A) constitute “plan assets” (under ERISA, the Code or any applicable similar law) of any existing or contemplated Shareholder, or (B) be subject to the provisions of ERISA, Code Section 4975 or any applicable similar law, or (ii) the Company or any director or Shareholder to become a fiduciary with respect to any existing or contemplated Shareholder, pursuant to ERISA or any similar applicable law;

(d)such Transfer would violate, or cause Topco, the Company or any of their respective Affiliates to violate, any applicable law of any jurisdiction; or

(e)the directors reasonably determine in good faith, after consultation with counsel having relevant expertise in U.S. federal income tax matters, that such Transfer would (i) be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Treasury Regulations Section 1.7704-1, (ii) result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), or (iii) otherwise pose a material risk of the Company being treated as a “publicly traded partnership” as defined in Code Section 7704 and the Treasury Regulations thereunder.

For the avoidance of doubt, no B Ordinary Shares, C Ordinary Shares or Z Ordinary Shares will be Transferred (and no such purported Transfer will be registered) if any of the conditions described in the preceding clauses (a) to (e) apply to such purported Transfer, even if such purported Transfer is to a Permitted Transferee.

6.9

Notwithstanding anything to the contrary herein, the A Ordinary Shares are not subject to the restrictions detailed in Article 6.8 above or any other restrictions elsewhere in these Articles which purport to fetter the transferability of the A Ordinary Shares.

6.10

In addition, notwithstanding any contrary provision in these Articles, to the extent the directors determine that Shares do not meet the requirements of Treasury Regulations Section 1.7704-1(h), the directors may impose such restrictions on the Transfer of B Ordinary Shares, C Ordinary Shares or Z Ordinary Shares as the directors may reasonably determine in good faith to be necessary or advisable so that the Company is not treated as a publicly traded partnership taxable as a corporation under Code Section 7704.

6.11

Notwithstanding anything therein to the contrary, no Exchange of B Ordinary Shares pursuant to the Exchange Agreement (including by way of a Direct Exchange (as defined in the Exchange Agreement)) will be construed as a Transfer of such B Ordinary Shares for purposes of this Article 6.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only Persons recognised by the Company as having any title to the deceased Members' interest are the following:

(a)where the deceased Member was a joint holder, the survivor or survivors; and

(b)where the deceased Member was a sole holder, that Member's personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member's estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of Transfer of a Share following death or bankruptcy

7.3	A Person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)to become the holder of the Share; or

(b)Transfer the Share to another Person, subject to Article 6.8.

7.4	That Person must produce such evidence of his entitlement as the directors may properly require.
7.5

If the Person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the Person elects to Transfer the Share to another Person in accordance with the provisions hereof then:

(a)if the Share is Fully Paid, the Transferor must execute an instrument of transfer; and

(b)if the Share is partly paid, the Transferor and the Transferee must execute an instrument of transfer.

7.7	All the Articles relating to the Transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8

The directors may require a Person registered as a Member by reason of the death or bankruptcy of another Member to indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of Person entitled to a Share following death or bankruptcy

7.9

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Law, the Company may by Special Resolution do any of the following (and amend its Memorandum and its Articles for that purpose):

(a)increase its share capital in the manner prescribed by the resolution;

(b)consolidate and divide all or any of its share capital;

(c)convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)sub-divide its Shares or any of them, including, in respect of any sub-division, so that the proportion between the amount paid and the amount, if any, unpaid on each sub-divided Share shall be the same as it was in case of the Share from which the sub-divided Share is derived; and the resolution may determine that, as between the Shares resulting from the sub-division, one or more of the Shares may, as compared with the others, have such preferred, deferred or other special rights, or be subject to such restrictions as the Company has power to attach to unissued or new Shares;

(e)cancel Shares which, at the date of the passing of the resolution to cancel them, have not been taken or agreed to be taken by any Person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided;

(f)convert all or any of the Shares denominated in a particular currency into Shares denominated in a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current at the date of the resolution being a time within 40 days before the conversion takes effect.

8.2

Subject to the Law, upon the occurrence of a Triggering Event or the Earnout Termination Date, as the case may be, a number of C Ordinary Shares shall automatically and without further action on the part of the Company or any C Shareholder be (x)

converted and re-designated into an equal number of B Ordinary Shares or (y) redeemed for no consideration and cancelled (subject to Topco’s obligation under the BCA to issue Class A Topco Shares to the holders of such cancelled C Ordinary Shares upon the occurrence of a Triggering Event), in each case in accordance with the terms and subject to the conditions set forth in the BCA. The holders of the C Ordinary Shares being converted, re-designated, redeemed and/or cancelled pursuant to this Article 8.2 shall be bound to deliver to the Company at the Office or such other place specified in writing by the Company, certificates for (or such other evidence (if any) as the directors may reasonably require to prove title to) those C Ordinary Shares which have been converted, re-designated, redeemed and/or cancelled.

Post-Closing Equity Adjustment

8.3

The Company shall take such actions as are contemplated by the BCA to cause the issuance of Shares as called for by the Equity Contribution Agreement. Without limiting the generality of the foregoing, if the final determination of the Post-Closing Equity Adjustment has not occurred prior to the consummation of the BCA Transaction and, pursuant to the Equity Contribution Agreement, Expedia should have received a different amount of equity securities in the Company and Topco immediately following the final determination of the Post-Closing Equity Adjustment than was issued to Expedia under the BCA, the Company shall, in accordance with the terms and subject to the conditions of the BCA and the Law, issue, redeem and cancel and/or adjust the terms of its equity securities (including its Derivative Equity Securities) for no additional consideration such that the amount (both absolute and relative) of equity securities of the Company issued to Expedia and the other equityholders of the Company immediately prior to the consummation of the BCA Transaction (including holders of Company MIP Shares and Legacy Company MIP Options, but excluding holders of New Management Options) reflects the amount that would have been issued if such final determination had occurred prior to the consummation of the BCA Transaction (after giving effect to the Newly Issued Equity Securities). For the avoidance of doubt, any issuance, redemption, cancellation or adjustment of terms of equity securities of the Company shall only be made with respect to the equity securities of the Company (including any Derivative Equity Securities) issued to the equityholders of the Company immediately prior to the consummation of the BCA Transaction (including holders of Acquiror Options that were issued on account of Legacy Company MIP Options but excluding Acquiror Options that were issued on account of New Management Options), such that the aggregate amount of outstanding equity securities in the Company (including any Newly Issued Equity Securities) held by such Persons immediately prior to such issuance, redemption, cancellation or adjustment shall be equal in the aggregate to such amount thereafter.

8.4

Notwithstanding anything herein to the contrary, if the Company and Expedia agree to settle, and do in fact settle, any Post-Closing Equity Adjustment, in whole, for an amount in cash not to exceed $5,000,000, no issuances, redemptions, cancellations or adjustments of terms of equity securities (including any Derivative Equity Securities) held by the equityholders of the Company immediately prior to the consummation of the BCA Transaction shall be made as contemplated pursuant to Article 8.3, including with respect to the amount of such cash settlement.

8.5	Capitalized terms used but not defined in the preceding Articles 8.3 and 8.4 shall have the meanings ascribed to such terms in the BCA.

Redemption of A Ordinary Shares

8.6	Subject to the provisions of the Law, the Company may redeem A Ordinary Shares solely in connection with the transactions contemplated by the BCA and the Exchange Agreement.

Reducing share capital

8.7	Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

Sale of fractions of Shares

8.8

Whenever, as a result of a consolidation of Shares any Members would become entitled to fractions of a Share, the directors may, in their absolute discretion, on behalf of those Members, sell the Shares representing the fractions for the best price reasonably obtainable to any Person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the directors may authorise some Person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

9	Redemption and purchase of Shares

Power to issue redeemable Shares and to purchase Shares

9.1

Subject to (x) the Law, (y) the Shareholders Agreement and (z) any rights for the time being conferred on the Members holding a particular class of Shares by these Articles or the Shareholders Agreement, the Company may by its directors:

(a)issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)convert existing non-redeemable limited shares, whether issued or not, into Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the conversion of those Shares; and

(c)purchase all or any Shares of any class including any redeemable Shares.

9.2	The Company may hold Shares acquired by way of purchase or redemption in treasury in a manner authorised by the Law.
9.3

The Company may make a payment in respect of the redemption or purchase of Shares in any manner authorised by the Law, including out of capital and otherwise than out of its profits or the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.4	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one way and partly in the other way).

Effect of redemption or purchase of a Share

9.5	Upon the date of redemption or purchase of a Share, subject to Article 8.3, the BCA and the Exchange Agreement:

(a)the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and
(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)the Member's name shall be removed from the register of members with respect to the Share; and

(c)the Share shall be cancelled or become a treasury share; provided, however, that no (i) B Ordinary Share redeemed in connection with an Exchange pursuant to Article 30 and the Exchange Agreement or (ii) C Ordinary Share redeemed pursuant to Article 8.2 shall become a treasury share.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

10	Meetings of members

Power to call meetings

10.1	The directors may call a general meeting at any time.
10.2

Notwithstanding Article 10.1, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

Annual general meetings

10.3	There is no requirement to hold an annual general meeting.

Content of notice

10.4	Notice of a general meeting shall specify each of the following:

(a)the place, the date and the time of the meeting;

(b)if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)subject to Article 10.4(d), the general nature of the business to be transacted;

(d)if a resolution is proposed as a Special Resolution, the text of that resolution; and

(e)in the case of an annual general meeting, that the meeting is an annual general meeting.

10.5	In each notice, there shall appear with reasonable prominence the following statements:

(a)that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)that a proxy need not be a Member.

Period of notice

10.6	A general meeting, including an annual general meeting, shall be called by providing notice in accordance with the Law. A meeting, however, may be called on shorter notice if it is so agreed:

(a)in the case of an annual general meeting, by all the Members entitled to attend and vote at that meeting; and

(b)in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at that meeting, being a majority together holding not less than:

(i)	95% where a Special Resolution is to be considered; or
(ii)	90% for all other meetings,

of the total voting rights of the Shares that have that right.

Persons entitled to receive notice

10.7	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)the Members;

(b)Persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c)the directors;

(d)the Company's auditor (if any); and

(e)Persons entitled to vote in respect of a Share in consequence of the incapacity of a Member.

Accidental omission to give notice or non-receipt of notice

10.8	Proceedings at a meeting shall not be invalidated by the following:

(a)an accidental failure to give notice of the meeting to any Person entitled to notice; or

(b)non-receipt of notice of the meeting by any Person entitled to notice.

11	Proceedings at meetings of Members

Quorum

11.1

Save as provided in this Article 11, no business shall be transacted at any general meeting unless a quorum is present in person or by proxy. A quorum is present at any general meeting if one Member that holds a Share that carries the right to vote at such general meeting is present in person or by proxy.

Lack of quorum

11.2

If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the meeting shall automatically and successively stand adjourned to the same time and place five Business Days hence, or to such other time or place as is determined by the directors.

Use of technology

11.3

A Person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all Persons participating in the meeting are able to hear and speak to each other throughout the meeting. A Person participating in this way is deemed to be present in person at the meeting.

Chairman

11.4

The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such Person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

Right of a director or auditor's representative to attend and speak

11.5

Even if a director or a representative of the auditor (if any) is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Adjournment

11.6

The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman may adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.7

Should a meeting be adjourned for more than 14 Clear Days, whether because of a lack of quorum or otherwise, Members shall be given notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise, notice of the adjournment shall be given as far in advance as reasonably practicable under the circumstances.

Method of voting

11.8

A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded:

(a)by the chairman; or

(b)by at least two Members having the right to vote on the resolution; or

(c)by any Member or Members present who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution; or

(d)by a Member or Members holding Shares conferring a right to vote on the resolution being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right, and a demand by a Person as proxy for a Member shall be the same as a demand by the Member.

Outcome of vote by show of hands

11.9

Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

11.10

The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another Person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll

11.11	A poll demanded on the question of adjournment shall be taken immediately.
11.12

A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

11.13	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.
11.14

A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than one place, the chairman may appoint scrutineers in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman's casting vote

11.15	If the votes on a resolution, whether on a show of hands or on a poll, are equal the chairman shall not have a casting vote.

Amendments to resolutions

11.16	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:
(a)

not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.
11.17	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:
(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.
11.18	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

Written resolutions

11.19	Subject to the applicable terms of the Shareholders Agreement, Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)the specified majority of Members entitled to vote:

(i)	sign a document; or
(ii)	sign several documents in the like form each signed by one or more of those Members; and

(b)the signed document or documents is or are delivered to the Company at the place and by the time nominated by the Company in the notice of the resolution including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of all Members entitled to vote duly convened and held. Without limiting the generality of the foregoing, and for the avoidance of doubt, the purported execution and delivery of a written resolution by a B Ordinary Shareholder or C Ordinary Shareholder shall be invalid to the same extent that, had such resolution instead been put to a vote at a meeting of Members, a vote cast thereon by such B Ordinary Shareholder or C Ordinary Shareholder would be invalid pursuant to Article 12.25.

11.20

Each Member shall have one vote with respect to a written resolution for each Share he holds which confers the right to receive and vote thereon. A written resolution signed by a Member that holds Shares which confer the right to vote thereon may specify the number of such Shares such Member has voted with respect to such written resolution. If the written resolution signed by such Member is silent as to the number of such Shares the Member has voted with respect to such written resolution, the Member shall be deemed to have voted all such Shares held by the Member.

11.21	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Sole-member company

11.22	If the Company has only one Member entitled to vote, and that Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.
12	Voting rights of members

Right to vote

12.1

A Member holding Shares that carry the right to vote on all matters on which Members generally are entitled to vote is entitled to vote in respect of such Shares at a general meeting, whether on a show of hands or a poll, unless a call or other amount presently payable in respect of such Shares has not been paid. A Member holding Shares that do not carry the right to vote on all matters on which Members generally are entitled to vote is not entitled to vote in respect of such Shares at a general meeting (whether by show of hands or poll) but is entitled to receive notice of and attend any such general meeting.

12.2

A Member holding Shares of a particular class is entitled to vote at a separate meeting of the holders of that class of Shares, unless a call or other amount presently payable in respect of such Shares has not been paid.

12.3	Members may vote in person or by proxy.

12.4

On a show of hands at any general meeting of the Company or separate meeting of holders of Shares of a particular class, every Member who is entitled to vote at such meeting shall have one vote per Share. For the avoidance of doubt, an individual who represents two or more such Members, including a Member in that individual's own right, shall be entitled to a separate vote for each Member.

12.5

On a poll at any general meeting of the Company or separate meeting of holders of Shares of a particular class, a Member shall have one vote for each Share he holds that carries the right to vote at such meeting, unless any such Share carries special voting rights.

12.6	A fraction of a Share carrying the right to vote shall entitle its holder to an equivalent fraction of one vote.
12.7	No Member is bound to vote all his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.8

If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holders.

Representation of corporate Members

12.9	Save where otherwise provided, a corporate Member must act by one or more duly authorised representatives.
12.10	A corporate Member wishing to act by a duly authorised representative must identify that Person to the Company by notice in writing.
12.11	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.
12.12	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.
12.13	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.
12.14

Subject to the Shareholders Agreement, a corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

12.15

A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Island or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member's receiver, curator bonis or other Person authorised in that behalf appointed by that court.

12.16

For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the Person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.17

An objection to the validity of a Person's vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.18	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors. A Member may appoint more than one proxy to attend on the same occasion.
12.19	The instrument must be in writing and signed in one of the following ways:
(a)	by the Member; or
(b)	by the Member's authorised attorney; or
(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.20	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.
12.21

A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.18; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.22

Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed, or a copy of the authority certified notarially or in any other way approved by the directors, must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the Person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)to the registered office of the Company; or

(ii)to such other place within the Island specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)

If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)in the notice convening the meeting; or

(ii)in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)in any invitation to appoint a proxy issued by the Company in relation to the meeting.

12.23	Where a poll is taken:
(a)

if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under Article 12.21 not less than 24 hours before the time appointed for the taking of the poll;

(b)

if it is taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under Article 12.21 not less than two hours before the time appointed for the taking of the poll.

12.24	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

12.25

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. No B Ordinary Shareholder or C Ordinary Shareholder may vote at any meeting or adjourned meeting on any resolution or other matter that requires the sanction of the B Shareholders and/or C Shareholders, in accordance with the Law (other than matters that (a) are contemplated by Article 52 of the Law, (b) relate specifically and solely to rights, priorities or privileges of the B Ordinary Shares or the C Ordinary Shares, as applicable or (c) have a disproportionate adverse effect on the B Ordinary Shares or the C Ordinary Shares, as applicable, as compared to any other class or series of Shares) to the extent Topco (or its officer or agent) is present at such meeting or adjourned meeting as the appointed proxy of such B Ordinary Shareholder or C Ordinary Shareholder with respect to such resolution or other matter, and any such vote purportedly cast by such B Ordinary Shareholder or C Ordinary Shareholder shall be invalid. In all other cases, notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting, and if a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid. Without limiting the generality of the foregoing, a change of control involving the Company in which the relative rights, priorities and privileges of B Ordinary Shares or C Ordinary Shares, as applicable, prior to giving effect to such transaction, are respected is not a matter of the type described in clause (a), (b) or (c) above, and such change of control would not, in and of itself, preclude any vote or written resolution of B Shareholders or C Shareholders necessary to approve such change of control transaction from being cast or executed (as applicable) by the Topco (or its officer or agent), acting on behalf of such Members in the capacity set forth above.

13	Number of directors

Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one but there shall be no maximum number.

14	Appointment, disqualification and removal of directors

No age limit

14.1	There is no age limit for directors save that they must be aged at least 18 years.

No Corporate directors

14.2	All directors shall be natural persons and no corporate directors shall be permitted to be appointed unless such corporate director qualifies to act as such under the Law.

No shareholding qualification

14.3	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.4	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.
14.5	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.6	A director may be removed by Ordinary Resolution.

Resignation of directors

14.7

A director may at any time resign the office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.8	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date on which the notice is delivered to the Company.

Termination of the office of director

14.9	A director's office shall be terminated:

(a)if the director resigns his office by notice to the Company in accordance with Articles 14.7 and 14.8;

(b)forthwith if he is prohibited by the law of the Island from acting as a director; or

(c)forthwith if he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(d)forthwith if in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(e)forthwith if he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(f)forthwith if without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

14.10	If the office of director is terminated or vacated for any reason, he shall thereupon cease to be a member of any committee of the board of directors of the Company.
15	Alternate directors

Appointment and removal

15.1

Any Member may appoint any other person, including another director, to act in a director’s place as an alternate director. No appointment shall take effect until the Member has given notice of the appointment to the other Members.

15.2	A Member may revoke his appointment of an alternate at any time. No revocation shall take effect until the Member has given notice of the revocation to the other Members.
15.3	A notice of appointment or removal of an alternate director must be given to the Company by any of the following methods:

(a)by notice in writing in accordance with the notice provisions; or

(b)if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company's registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 27.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender's fax machine; or

(c)if the Company has an email address for the time being, by email to that email address or, otherwise, by email to the email address provided by the Company's registered office (in either case, the email being deemed to be the notice unless Article 27.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company's registered office (as appropriate); or

(d)if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4	All notices of meetings of directors shall continue to be given to the primary director and not to the corresponding alternate director.

Rights of alternate director

15.5

An alternate director, where so appointed and acting, shall (subject to these Articles) be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which such alternate director’s corresponding primary director is not personally present, and generally to perform all the functions of such primary director in his absence. An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

15.6

Save as otherwise provided in these Articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the corresponding primary director in whose absence such alternate director was appointed to serve.

Appointment ceases when the alternate director’s corresponding primary director ceases to be a director

15.7

An alternate director shall automatically cease to be an alternate director if such alternate director’s corresponding primary director (in whose absence such alternate director was appointed to serve) ceases to be a director, or on the occurrence in relation to the alternate of any event which, if it occurred in relation to such primary director, would result in the termination of such primary director’s appointment as a director.

16	Powers of directors

Powers of directors

16.1

Subject to the provisions of the Law, the Memorandum, these Articles and any directions given by Special Resolution, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2

No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles or any direction given by Special Resolution. However, to the extent allowed by the Law, Members may in accordance with the Law validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

16.3	The directors may appoint a director:

(a)as chairman of the board of directors;

(b)as managing director;

(c)to any other executive office, for such period and on such terms, including as to remuneration, as they think fit.

16.4	The appointee must consent in writing to holding that office.
16.5

Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director.

16.6	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.
16.7

If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.8	Subject to the provisions of the Law and Article 16.9, the directors may also appoint any person, who need not be a director:

(a)as Secretary; and

(b)to any office that may be required,

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

16.9	The Secretary or Officer must consent in writing to holding that office.
16.10	A director, Secretary or other Officer of the Company may not hold office, or perform the services, of auditor.

Remuneration

16.11

Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company's business including attendance at directors' meetings.

16.12	A director's remuneration shall be fixed by the Company by Ordinary Resolution. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.
16.13

Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other Person connected to or related to him.

16.14

Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

17	Delegation of powers

Power to delegate any of the directors' powers to a committee

17.1

The directors may delegate any of their powers to any committee consisting of one or more persons. The committee may include non-directors so long as the majority of persons on the committee are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors' own powers.
17.3

The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

17.5

The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person's powers. The directors may make that appointment:

(a)by causing the Company to enter into a power of attorney or agreement; or

(b)in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)for any purpose;

(b)with the powers, authorities and discretions;

(c)for the period; and

(d)subject to such conditions,

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable by, the directors under these Articles. The directors may make such an appointment by power of attorney or any other manner they think fit.

17.7

Any power of attorney or other appointment may contain such provision for the protection and convenience of persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

18	Meetings of directors

Regulation of directors' meetings

18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any director may call a meeting of directors at any time. The Secretary must call a meeting of the directors if requested to do so by a director.

Notice of meetings

18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice.

Use of technology

18.4

A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5	A director participating in this way is deemed to be present in person at the meeting and shall, subject to Article 19.5 and Article 19.6, be entitled to vote and be counted in the quorum accordingly.

Quorum

18.6

The quorum for the transaction of business at a meeting of directors (including any adjourned meeting) shall be a majority of the directors; provided, however, if only one (1) director has been appointed, the presence of such director shall constitute a quorum, and, in addition, such director may transact the business of the Company without a meeting by written resolution in accordance with Article 18.12. Where a quorum is not present at a meeting the meeting will be quorate in accordance with such provisions.

18.7

Subject to these Articles, an alternate director present at a meeting of directors shall, in the absence of the director for whom he acts as director, be counted in the quorum at the meeting and any director who is present and counts in the quorum at a board meeting shall also be counted in the quorum as one for each absent director for whom he acts as alternate director at the meeting.

Voting

18.8	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman shall not have a casting vote.

18.9

The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number but if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Validity

18.10

Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)his dissent is entered in the minutes of the meeting; or

(b)he has filed with the meeting before it is concluded a signed dissent from that action; or

(c)he has forwarded to the Company as soon as practical following the conclusion of that meeting a signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.12	The directors may pass a resolution in writing without holding a meeting if there is only one director or if the following conditions are met:

(a)all directors are given notice of the resolution; and

(b)the resolution is set out in a document or documents indicating that it is a written resolution; and

(c)all of the directors:

(i)	sign a document; or
(ii)	sign several documents in the like form each signed by one or more directors; and

(d)the signed document or documents is or are delivered to the Company, including, if the Company so nominates by delivery of an Electronic Record, by Electronic means to the address specified for that purpose.

18.13

Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

19	Permissible directors' interests and disclosure

Permissible interests subject to disclosure

19.1

Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest which to a material extent conflicts or may conflict with the interests of the Company or any Subsidiary of the Company.

19.2	If, notwithstanding the prohibition in the preceding Article, a director discloses any direct or indirect interest in accordance with the next Article, he may:

(a)be a party to, or otherwise interested in, any transaction or arrangement with the Company or any Subsidiary of the Company or in which the Company or any such Subsidiary is or may otherwise be interested;

(b)be interested in another body corporate promoted by the Company or any such Subsidiary or in which the Company or any such Subsidiary is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3

The disclosure required by the preceding Article must be achieved by the interested director disclosing to his fellow directors, at the first meeting of the board at which the transaction or arrangement is considered after the director concerned becomes aware of the circumstances giving rise to his disclosure obligation or, failing this, as soon as practical after that meeting by notice in writing delivered to the Secretary, the nature and extent of his direct or indirect interest in a transaction or arrangement or series of transactions or arrangements entered into or proposed to be entered into by the Company or any Subsidiary of the Company or in which the Company or any such Subsidiary is or may otherwise be interested, which to a material extent conflicts or may conflict with the interests of the Company or any such Subsidiary and of which the director is aware.

19.4

If a director has disclosed his interest in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit which he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

19.5	For the purposes of the preceding Article, a director shall be taken to have sufficiently disclosed the nature and extent of any interest in a transaction or arrangement if:

(a)the director gives a general notice to the other directors that a specific person or class of persons has an interest, of the nature and extent specified in the notice, in a transaction or arrangement; and

(b)the director meets the description of the specified person or class of persons.

19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

19.7

A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses his interest pursuant to these Articles. Subject to such disclosure, the director shall be counted towards a quorum of those present at the meeting and, if the director votes on the resolution, his vote shall be counted.

19.8

Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company, any Subsidiary of the Company or any body corporate in which the Company is otherwise interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

20	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Law.

21	Accounts and audits

Accounting and other records

21.1

The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law and the Shareholders Agreement.

21.2

The directors shall ensure that the provisions of the Shareholders Agreement relating to Capital Accounts (as defined in the Shareholders Agreement) of the Members are complied with and that such Capital Accounts shall be treated as separate accounts to the statutory accounts the Company is required by Law to maintain solely for the purposes as set out in the Shareholders Agreement.

No automatic right of inspection

21.3

Members are only entitled to inspect the Company's records or be provided with information on the Company in accordance with the terms of the Shareholders Agreement or if they are expressly entitled to do so by law, or authorised by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

21.4

The Company's accounts and associated directors' report and auditor's report (if any) that are required or permitted to be sent to any Person pursuant to any law shall be treated as properly sent to that Person if:

(a)they are sent to that Person in accordance with the notice provisions in Article 27; or

(b)they are published on a restricted access website providing that Person is given separate notice of:

(i)	the fact that the documents have been published on the restricted access website;
(ii)	the address of the restricted access website;
(iii)	the place on the restricted access website where the documents may be accessed; and
(iv)	how they may be accessed.
21.5

If, for any reason, a Person notifies the Company that he is unable to access such restricted access website, the Company must, as soon as practicable, send the documents to that Person by any other means permitted by these Articles. This, however, will not affect when that Person is taken to have received the documents under Article 21.6.

Time of receipt if documents are published on a website

21.6

Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least 14 Clear Days before the date of the meeting at which they are to be laid if:

(a)the documents are published on the website throughout a period beginning at least 14 Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)the Person is given at least 14 Clear Days' notice of the meeting.

Validity despite accidental error in publication on website

21.7

If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because by accident:

(a)those documents are published in a different place on the website to the place notified; or

(b)they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

21.8

Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Law so requires, the Company's accounts will not be audited. If the Members so resolve, the Company's accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

23	U.S. federal income tax classification

The Company shall elect to be classified as a partnership for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3, effective as of the date of incorporation of the Company.

24	Dividends

General

24.1

Subject to the mandatory provisions of the Law, the declaration and payment of dividends by the Company shall be subject in all respect to the requirements of the Company’s obligations under Articles IV and V of the Shareholders Agreement, and, thus, the provisions of this Article 24 are qualified in their entirety by reference to Articles IV and V of the Shareholders Agreement.

Declaration of dividends by Members

24.2

The directors may determine that the Company declare dividends in accordance with the respective rights of the Members. Any such declared dividend shall be a debt owed by the Company due on the date that such dividend is declared to be payable or, if no date is specified, immediately.

Payment of interim dividends by directors

24.3

Subject to the provisions of the Law, the directors may pay interim dividends in accordance with the respective rights of the Members. Any interim dividend shall not be a debt owed by the Company until such time as payment of the dividend is made.

24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)if the Company has different classes of Shares, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears;

(b)subject to the provisions of the Law, the directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment; and

(c)if the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

24.5

Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

24.6	The directors may deduct from a dividend or any other amount payable to a Person in respect of a Share any amount due by that Person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

24.7

If the directors so determine, any resolution determining a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets or the issue of Shares. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)issue fractional Shares;

(b)fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)vest some assets in trustees.

Notwithstanding anything in the foregoing provisions of this Article 24.7 to the contrary, if it is proposed that any class of Shares receive a form of consideration that differs from the consideration to be received by any other class of Shares in any dividend or distribution, the written consent of the Members holding at least 66 ⅔% of then-outstanding B Ordinary Shares shall be required prior to payment of such dividend or distribution; provided that if any Member is unable to accept a distribution in kind under any applicable law or regulation, such Member shall be entitled to receive a cash dividend in an amount equal to the fair value of such distribution in kind.

How payments may be made

24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)if the Member holding that Share or other Person entitled to that Share nominates a bank account for that purpose, by wire transfer to that bank account; or

(b)by cheque or warrant sent by post to the registered address of the Member holding that Share or other Person entitled to that Share.

24.9

For the purpose of Article 24.8(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another Person. For the purpose of Article 24.8(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other Person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10

If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends on account of C Ordinary Shares

24.12

Notwithstanding anything herein to the contrary but subject at all times to the Law, if at any time the directors declare a dividend or other distribution on the outstanding A Ordinary Shares and B Ordinary Shares, and any C Ordinary Shares remain issued and outstanding, then the directors shall at such time declare, subject to the terms of this Article 24.12, a conditional dividend on the outstanding C Ordinary Shares in the form of the right to receive an amount per Share equal to the per Share amount of the dividend declared by the directors in respect of A Ordinary Shares and B Ordinary Shares (the C Ordinary Shares Dividend Amount). In declaring any such dividend, the directors shall fix the same record date for determining the holders of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares entitled to receive such dividend (each, a Specified Record Date) and the same payment date therefor (each, a Specified Payment Date). If, as of the applicable Specified Payment Date, C Ordinary Shares that were outstanding as of the applicable Specified Record Date have, in connection with a Triggering Event, been (x) converted into B Ordinary Shares or (y) cancelled (subject to Topco’s obligation under the BCA to issue Class A Topco Shares to the holders of such cancelled C Ordinary Shares upon the occurrence of a Triggering Event), in each case in accordance with the terms of these Articles and the BCA, then the Company shall pay the C Ordinary Shares Dividend Amount on the Specified Payment Date to the holders of such C Ordinary Shares as of the Specified Record Date. With respect to any C Ordinary Shares that remain outstanding as of the applicable Specified Payment Date, the Company shall, in lieu of paying the C Ordinary Shares Dividend Amount directly to the holders of such C Ordinary Shares, set aside or reserve for payment an amount equal to such C Ordinary Shares Dividend Amount in respect of each such outstanding C Ordinary Share (the Reserve Amount), which Reserve Amount shall be paid to such holders, if at all, only upon the occurrence of a subsequent Triggering Event with respect to such Shares. If a Triggering Event does not occur between a Specified Payment Date on which a Reserve Amount is established and the Earnout Termination Date, any amounts in the Reserve Amount with respect to such Shares shall automatically be released to the Company, and the right to receive the C Ordinary Shares Dividend Amount in respect of any C Ordinary Share that remains outstanding as of the Earnout Termination Date shall be deemed to have expired.

Dividends or other monies not to bear interest in absence of special rights

24.13	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

24.14

If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company's name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.15	A dividend that remains unclaimed for a period of ten years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.
25	Seal

Company seal

25.1	The Company may have a seal if the directors so determine.

Official seal

25.2	Subject to the provisions of the Law, the Company may also have:

(a)an official seal or seals for use in any place or places outside the Island. Each such official seal shall be a facsimile of the original seal of the Company but shall have added on its face the name of the country, territory or place where it is to be used or the words “branch seal”; and

(b)an official seal for use only in connection with the sealing of securities issued by the Company and such official seal shall be a copy of the common seal of the Company but shall in addition bear the word “securities”.

When and how seal is to be used

25.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)by a director (or his alternate) and the Secretary; or

(b)by a single director (or his alternate).

If no seal is adopted or used

25.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed upon due authorization in the following manner:

(a)by a director (or his alternate) and the Secretary; or

(b)by a single director (or his alternate); or

(c)by any other Person authorised by the directors; or

(d)in any other manner permitted by the Law.

Power to allow non-manual signatures and facsimile printing of seal

25.5	The directors may determine that either or both of the following applies:

(a)that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction; and/or

(b)that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

25.6

If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or Person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

26	Release; Insurance

Release

26.1

To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person's own dishonesty.

Insurance

26.2

To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person's own dishonesty:

(a)an existing or former director (including alternate director), Secretary or other Officer or auditor of:

(i)	the Company;
(ii)	a company which is or was a Subsidiary of the Company;
(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in Article 26.2(b) is or was interested.

27	Notices

Form of notices

27.1	Save where these Articles provide otherwise, any notice to be given to or by any Person pursuant to these Articles shall be:

(a)in writing signed by or on behalf of the giver in the manner set out below for written notices;

(b)subject to Article 27.2, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)where these Articles expressly permit, by the Company by means of a website.

Electronic communications

27.2	Without limitation to Articles 15.1 to 15.3 inclusive (relating to the appointment and removal of alternate directors), a notice may only be given to the Company in an Electronic Record if:

(a)the directors so resolve;

(b)the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

27.3	A notice may not be given by Electronic Record to a Person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

27.4

A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or the Secretary or a Member. Without limitation to the Articles about the power to allow non-manual signatures and facsimile printing of the seal, the signature of a Person on a notice given by the Company may be written, printed or stamped.

Delivery of written notices

27.5

Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member's or director's registered address or the Company's registered office, or posted to that registered address or registered office.

Joint holders

27.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

27.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.
27.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

27.9

A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

27.10

A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

27.11

A notice may be given by the Company to the Persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the Persons claiming to be so entitled.

27.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Delivery of notices

27.13A notice shall be deemed to have been received by the intended recipient in accordance with the following table.

Method for giving notice	When deemed to be received
Personally	At the time and date of delivery
By leaving it at the Member's registered address	At the time and date it was left
If the recipient has an address within the Island, by posting it by prepaid post to the street or postal address of that recipient	On the day after the day when it was posted
If the recipient has an address outside the Island, by posting it by prepaid airmail to the street or postal address of that recipient

On the third day after the day when it was posted for an address within the United Kingdom, the Isle of Man, another Channel Island or Europe

On the fifth day after the day when it was posted for any other international address

By Electronic Record (other than publication on a website), to recipient's Electronic address	On the day after the day when it was sent
Where these Articles expressly permit, by publication on a website (notice of general meetings and sending of accounts and reports)

For notice of a general meeting of Members, at the time and date that the recipient is deemed to have received notice of the publication

For accounts and reports specified in Article 21.4, in accordance with Article 21.6

Saving provisions

27.14

A Member present, either in person or by proxy, at any general meeting or at any meeting of the Members holding any class of Shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

27.15

Every Person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before his name is entered in the register of members, has been duly given to a Person from which he derives his title.

27.16	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.
28	Authentication of Electronic Records

Application of Articles

28.1

Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 28.2 or Article 28.4 applies.

Authentication of documents sent by Members by Electronic means

28.2

An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)Article 28.7 does not apply.

28.3

For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 28.7 applies.

Authentication of document sent by the Secretary or Officers by Electronic means

28.4

An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)Article 28.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

28.5

For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 28.7 applies.

Manner of signing

28.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

28.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)otherwise doubts the authenticity of the Electronic Record of the document,

and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

29Winding up

Distribution of assets in specie

29.1	If the Company is wound up, the liquidator or the directors, as the case may be, may, subject to these Articles and any other sanction required by the Law, do either or both of the following:

(a)to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

29.2

Notwithstanding anything herein to the contrary, if, as of the date of determining the holders of Shares of the Company entitled to participate in a distribution of the remaining assets of the Company in connection with a liquidation, dissolution or winding up contemplated by this Article 29, any C Ordinary Shares remain issued and outstanding, then the holders of such C Ordinary Shares shall only be entitled to receive the par value of such Shares, unless the amount of the distribution in connection with or following such liquidation, dissolution or winding up that would be payable in respect of the applicable Participating Shares would cause a Triggering Event for such C Ordinary Share. To the extent that any remaining assets of the Company are to be distributed to the holders of C Ordinary Shares pursuant to this Article 29.2, then such amounts shall be distributed Ratably amongst the Participating Shares, such term to include for these purposes all A Ordinary Shares, B Ordinary Shares and C Ordinary Shares then in issue (assuming that, notwithstanding anything to the contrary set forth in these Articles, the C Ordinary Shares then outstanding are treated as Participating Shares to determine whether a Triggering Event has occurred with respect to such Shares, and without duplication of any amounts that would otherwise be payable in respect of the B Ordinary Shares into which such C Ordinary Shares would otherwise be convertible in connection with a Triggering Event).

No obligation to accept liability

29.3	No Member shall be compelled to accept any assets if an obligation attaches to them.
30	Exchange Agreement
30.1

The Company acknowledges that it is a party to the Exchange Agreement. Notwithstanding anything herein to the contrary, upon an Exchange by any Member pursuant to and in accordance with the Exchange Agreement, the Company shall comply with the applicable provisions of the Exchange Agreement, subject to the provisions of the Law.

30.2

Without limiting the generality of the foregoing Article 30.1, if, in accordance with the Exchange Agreement, an Eligible Member Exchanges B Ordinary Shares held by such Eligible Member (together with the surrender for cancellation of an equal number of Class B Topco Shares held by such Eligible Member) for the Exchange Payment, other than through a Direct Exchange, then, on the applicable Exchange Date, and on the terms and subject to the conditions of the Exchange Agreement:

(a)the Eligible Member shall have its B Ordinary Shares being Exchanged redeemed by the Company;

(b)the Company shall issue to Topco a number of A Ordinary Shares equal to the number of B Ordinary Shares redeemed in accordance with Article 30.2(a) in consideration for the Exchange Payment; and

(c)the Company shall (i) cancel the redeemed B Ordinary Shares Exchanged by the Eligible Member and (ii) transfer to the Eligible Member the Exchange Payment.

30.3

If, in accordance with the Exchange Agreement, Topco consummates an Exchange by Direct Exchange, then, on the applicable Exchange Date, and on the terms and subject to the conditions of the Exchange Agreement, the B Ordinary Shares transferred to Topco pursuant to such Direct Exchange shall automatically and without further action by any Person be converted into and re-designated as an equal number of A Ordinary Shares.

30.4

The holder of the B Ordinary Shares being redeemed and cancelled or converted and re-designated, as applicable, pursuant to this Article 30 and the Exchange Agreement, shall be bound to deliver to the Company at the Office or such other place specified in writing by the Company certificates for (or such other evidence (if any) as the Directors may reasonably require to prove title to) those B Ordinary Shares which are to be redeemed and cancelled or converted and re-designated, as applicable.

30.5	Capitalized terms used but not defined in this Article 30 shall have the meanings ascribed to such terms in the Exchange Agreement.

Annex I

Form of Exchange Agreement

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (this “Agreement”), dated as of [●], 2022 (the “Effective Date”), among Global Business Travel Group, Inc., a Delaware corporation (“PubCo”), GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“JerseyCo”), and each holder of JerseyCo B Ordinary Shares (as defined below) from time to time party to this Agreement (each, an “Eligible JerseyCo Owner” and, collectively, the “Eligible JerseyCo Owners”).

WHEREAS, the parties to this Agreement desire to provide for, among other things, the exchange of JerseyCo B Ordinary Shares, and corresponding surrender for cancellation of Class B PubCo Shares (as defined below), in each case by Eligible JerseyCo Owners, for Class A PubCo Shares (as defined below), on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS

1.1Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement:

“A&R JerseyCo M&A” means the Fourth Amended and Restated Memorandum and Articles of Association of JerseyCo, dated on or about the Effective Date, as the same may be amended, restated, modified, supplemented or replaced from time to time.

“Action” means any claim, complaint, counterclaim, suit, litigation, demand, dispute, action, notice of violation, citation, summons, subpoena, investigation, arbitration, examination, assessment, injunction, hearing, order, mediation or audit or other proceeding (whether civil, criminal, administrative, judicial or investigative) commenced, brought, conducted or heard by or before any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, contract or otherwise; provided that that none of the equityholders of PubCo or JerseyCo, nor any of their respective Affiliates, shall be considered an Affiliate of the PubCo or JerseyCo.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission and all other U.S. or non-U.S. Governmental Entities that are charged with enforcing, applying, administering or investigating any Antitrust Laws.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other U.S. or non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, affecting competition or market conditions through merger, acquisition or other transaction or effectuating foreign investment, in any case that are applicable to the transactions contemplated hereby.

“Antitrust Termination” has the meaning set forth in Section 2.2(c).

“Appraiser FMV” means the fair market value of one Class A PubCo Share as determined by an independent appraiser mutually agreed upon by PubCo and the relevant Eligible JerseyCo Owner, whose determination shall be final and binding for those purposes for which Appraiser FMV is used in this Agreement. Appraiser FMV shall mean the value that would be obtained in an arm’s-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller, and shall be determined without regard to any minority interest, illiquidity or similar discounts. The cost of any independent appraisal in connection with the determination of Appraiser FMV in accordance with this Agreement shall be borne by JerseyCo.

“Board” means the board of directors of PubCo.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York or the banks in Jersey are closed.

“Cash Exchange Class A Five Day VWAP” means the VWAP over the five consecutive Trading Day period ending on (and including) the Trading Day prior to the applicable Exchange Date. By way of example, assuming for purposes of this example that none of the days in the relevant period that are Business Days are not Trading Days, then if the Exchange Date is a Friday, the Cash Exchange Class A Five Day VWAP for such Exchange Date will be the arithmetic average of the VWAP for the five consecutive Trading Day period beginning on and including the Friday of the previous week and ending on and including the Thursday of the week of such Exchange Date.

“Cash Exchange Election” has the meaning set forth in Section 2.1(d).

“Cash Exchange Notice” has the meaning set forth in Section 2.1(d)(i).

“Cash Exchange Payment” means, with respect to a particular Exchange for which the Exchange Committee has elected (on behalf of JerseyCo) to make a Cash Exchange Payment in accordance with Section 2.1(d):

(a)          if the Class A PubCo Shares trade on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of (x) the number of Class A PubCo Shares that would have been received by the Eligible JerseyCo Owner in the Exchange for the portion of the Exchanged Securities subject to the Cash Exchange Election if no Cash Exchange Election had been made and (y) the Cash Exchange Class A Five Day VWAP; or

(b)          if the Class A PubCo Shares are not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of (x) the number of Class A PubCo Shares that would have been received by the Eligible JerseyCo Owner in the Exchange for the portion of the Exchanged Securities subject to the Cash Exchange Election if no Cash Exchange Election had been made and (y) the Appraiser FMV of one Class A PubCo Share.

“Change of Control” means any transaction or series of transactions after the Effective Date involving PubCo or otherwise approved by the Board (a) following which a Person or “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) of Persons (other than PubCo or any of its Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of PubCo, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Board immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of the Person surviving or resulting therefrom or, if the surviving or resulting Person is a Subsidiary, the ultimate parent thereof or (ii) the voting securities of PubCo outstanding immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty (50%) or more of the voting power of the outstanding voting securities of the Person surviving or resulting therefrom or, if the surviving or resulting Person is a Subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of PubCo and its Subsidiaries, taken as a whole, to any Person other than one or more of PubCo’s Subsidiaries.

“Class A PubCo Share” means a share of “Class A Common Stock” as defined in the PubCo Charter.

“Class B PubCo Share” means a share of “Class B Common Stock” as defined in the PubCo Charter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Companies (Jersey) Law 1991, as amended.

“Company Holders Support Agreement” means that certain Company Holders Support Agreement, dated as of December 2, 2021, by and among PubCo and the Shareholders (as defined therein), together with the schedules thereto, as the same may be amended, restated, modified, supplemented or replaced from time to time.

“Direct Exchange” has the meaning set forth in Section 2.1(h).

“ECI Certificate” has the meaning set forth in Section 2.7(a).

“Effective Date” has the meaning set forth in the Preamble.

“Eligible JerseyCo Owner” has the meaning set forth in the preamble of this Agreement.

“Equity Securities” means with respect to any Person, all (a) units, capital stock, partnership interests or other equity interests (including classes, groups or series thereof having such relative rights, powers or obligations as may from time to time be established by the issuer thereof or the governing body of its affiliate, as the case may be, including rights, powers or duties different from, senior to or more favorable than existing classes, groups and series of units, stock and other equity interests and including any so-called “profits interests”), or securities or agreements providing for profit participation features, equity appreciation rights, phantom equity or similar rights to participate in profits or revenues, (b) warrants, options or other rights to purchase or otherwise acquire, or contracts or commitments that could require the issuance of, securities described in the foregoing clause of this definition and (c) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into securities described in the foregoing clauses of this definition.

“Exchange” means the redemption of one or more JerseyCo B Ordinary Shares held by an Eligible JerseyCo Owner (together with the surrender for cancellation of an equal number of Class B PubCo Shares held by such Eligible JerseyCo Owner) for the Exchange Payment in accordance with this Agreement and the A&R JerseyCo M&A. Any references to an “Exchange” in this Agreement, the PubCo Charter, the A&R JerseyCo M&A or any other agreement or document that references an “Exchange” as defined in this Exchange Agreement shall, unless specifically provided otherwise herein or therein, include an Unrestricted Exchange or a Direct Exchange where appropriate.

“Exchange Committee” means a committee of the Board comprised solely of Independent Designees (as defined in the Shareholders Agreement) that are disinterested with respect to any particular Exchange. The Exchange Committee may be (and the term “Exchange Committee” shall be construed to include) either (a) a standalone committee of the Board or (b) the Audit and Finance Committee of the Board or another committee of the Board that meets the requirements specified in this definition, for so long as the Board has delegated the functions of the Exchange Committee to the Audit and Finance Committee or such other committee, as applicable; provided that, if (i) the Exchange Committee is a standalone committee of the Board, no Shareholder Nominee (as defined in the Shareholders Agreement) may be a member of the Exchange Committee, and (ii) the Board has delegated the functions of the Exchange Committee to the Audit and Finance Committee and the members of the Audit and Finance Committee include one or more Shareholder Nominees, then each such Shareholder Nominee must recuse himself or herself from any and all business of such committee concerning an Exchange.

“Exchange Date” means any Quarterly Exchange Date or any date of an Unrestricted Exchange.

“Exchange Notice” has the meaning set forth in Section 2.1(c).

“Exchange Payment” means, with respect to any Exchange, the Stock Exchange Payment and/or the Cash Exchange Payment, as applicable.

“Exchange Rate” means the number of Class A PubCo Shares for which a JerseyCo B Ordinary Share is entitled to be exchanged in accordance with this Agreement. On the Effective Date, the Exchange Rate shall be 1-for-1, which Exchange Rate shall be subject to modification only as provided in Section 2.8.

“Exchange Threshold” has the meaning set forth in Section 2.4 of this Agreement.

“Exchanged Securities” means, with respect to an Exchange, collectively, (a) the JerseyCo B Ordinary Shares being exchanged pursuant to a relevant Exchange Notice, and (b) a number of Class B PubCo Shares being surrendered and cancelled equal to the number of such JerseyCo B Ordinary Shares. For the avoidance of doubt, (i) one JerseyCo B Ordinary Share and (ii) one Class B PubCo Share so being exchanged and cancelled shall collectively be an “Exchanged Security.”

“Exempt Exchanging Owner” means, as of any date of determination, any Eligible JerseyCo Owner, acting together with its (a) Affiliates and Permitted Transferees or (b) in the case of Juweel, each Juweel Investor and Juweel Upstream Investor (each as defined in the Shareholders Agreement).

“FIRPTA Certificate” has the meaning set forth in Section 2.7(a).

“Governmental Entity” means any federal, national, supra-national, state, foreign, provincial, municipal, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“HSR Act” means the Hart-Scot-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money and (b) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, including accrued interest and any per diem interest accruals.

“Insider Trading Policy” means any insider trading policy of PubCo applicable to directors and executive officers, as such insider trading policy may be adopted, amended, supplemented or restated from time to time, in accordance with the PubCo Charter, the Bylaws of PubCo and the Shareholders Agreement (as applicable).

“JerseyCo” has the meaning set forth in the Preamble.

“JerseyCo A Ordinary Share” means an “A Ordinary Share” as defined in the A&R JerseyCo M&A.

“JerseyCo B Ordinary Share” means a “B Ordinary Share” as defined in the A&R JerseyCo M&A.

“JerseyCo Record Date” means the record date established by JerseyCo for the purpose of determining the members of JerseyCo entitled to receive any distribution from JerseyCo, which shall (unless otherwise reasonably determined by JerseyCo in good faith) be the same as any record date established by PubCo for a distribution to its stockholders of some or all of its portion of such distribution.

“Law” means any federal, national, state, provincial, municipal or local, whether domestic or foreign, law, code, rule, regulation, restriction, policy, principle of common law, standard, ordinance, statute or Order issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or any rule or requirement of any securities exchange.

“Lien” means, with respect to any property or asset, any encumbrance, hypothecation, lien, deed of trust, mortgage, easement, charge (fixed or floating), encroachment, pledge, restriction, security interest, debenture, option, title retention or other security or preferential arrangement, proxies, right of first or last offer or refusal, transfer restriction or title defect or encumbrance affecting title of any nature whatsoever, or any other adverse right or interest, charge or claim of a similar nature, in or on any asset, property or property interest.

“Mandatory Direct Exchange” has the meaning set forth in Section 2.1(h).

“Mean Intraday Trading Price” means, with respect to any security that is traded on a National Securities Exchange on any particular Trading Day, the arithmetic mean of the high trading price and low trading price of such security on such Trading Day.

“Member” has the meaning set forth in the A&R JerseyCo M&A.

“Minimum Exchange Amount” means a number of JerseyCo B Ordinary Shares held by an Eligible JerseyCo Owner equal to the lesser of (x) 1,000 JerseyCo B Ordinary Shares and (y) all of the JerseyCo B Ordinary Shares then held by the applicable Eligible JerseyCo Owner.

“National Securities Exchange” means a securities exchange that has registered with the SEC under Section 6 of the Securities Exchange Act of 1934, as amended.

“Non-Foreign Person Certificate” has the meaning set forth in Section 2.7(a).

“Optional Direct Exchange” has the meaning set forth in Section 2.1(h).

“Optional Direct Exchange Notice” has the meaning set forth in Section 2.1(h).

“Order” means any judgment, order, award, injunction, decree (including consent decree or similar agreed order or judgment), ruling, writ, stipulation, directive, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Permitted Exchange Event” means any of the following events, which has or is occurring, or is otherwise satisfied, as of the applicable Exchange Date:

(i)	The Exchange is part of one or more Exchanges by an Eligible JerseyCo Owner and any related persons (within the meaning of Section 267(b) or 707(b)(1) of the Code) that is part of a “block transfer” within the meaning of Treasury Regulations Section 1.7704-1(e)(2);
(ii)	The Exchange is in connection with a PubCo Offer or Change of Control; provided that any such Exchange pursuant to this clause (ii) shall (A) be effective immediately prior to the consummation of the closing of such PubCo Offer or Change of Control (and, for the avoidance of doubt, shall not be effective if such PubCo Offer or Change of Control is not consummated), and (B) in the case of a PubCo Offer, only be permitted up to an amount that allows the applicable Eligible JerseyCo Owner to sell the entire number of Class A PubCo Shares that have been accepted for purchase pursuant to the terms of the applicable PubCo Offer (taking into account any Class A PubCo Shares such Eligible JerseyCo Owner already holds); or
(iii)	The Exchange is permitted by PubCo, in its sole discretion, acting through the Exchange Committee, in connection with circumstances not otherwise set forth herein, if PubCo, acting through the Exchange Committee, determines, after consultation with its outside legal counsel and tax advisor, that JerseyCo would not be treated as a “publicly traded partnership” under Section 7704 of the Code (or any successor or similar provision) as a result of or in connection with such Exchange.

“Permitted Transferee” has the meaning set forth in Section 3.1.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, syndicate, estate, trust, joint venture, entity, unincorporated organization other legal entity of any kind or nature or Governmental Entity or any department, agency or political subdivision thereof.

“Private Placement Safe Harbor” means the “private placement” safe harbor set forth in Treasury Regulations Section 1.7704-1(h)(1).

“PubCo” has the meaning set forth in the preamble of this Agreement.

“PubCo Charter” means the Certificate of Incorporation of PubCo, as the same may be amended, restated, modified, supplemented or replaced from time to time in accordance with its terms

“PubCo Offer” means a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A PubCo Shares that is proposed by PubCo or is proposed to PubCo or its stockholders and approved by the Board or is otherwise effected or to be effected with the consent or approval of the Board.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of PubCo.

“Quarterly Exchange Date” means, for each Quarter during which JerseyCo does not meet the requirements of the Private Placement Safe Harbor, unless such Quarterly Exchange Date is delayed pursuant to Section 2.2(c), the date that is the latest to occur of: (a) the sixth Business Day after the date on which PubCo makes a public news release of its quarterly earnings for the prior Quarter; (b) the first day of such Quarter on which directors and executive officers of PubCo are permitted to trade under the Insider Trading Policy; or (c) such other date within such Quarter as PubCo shall determine in its reasonable discretion.

“Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement, dated on or about the Effective Date, by and among PubCo, the Sponsor Equityholders (as defined and identified therein), the GBT Equityholders (as defined and identified therein) and any Permitted Transferees (as defined therein), together with the schedules and exhibits thereto, as the same may be amended, restated, modified, supplemented or replaced from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shareholders Agreement” means that certain Shareholders Agreement, dated on or about the Effective Date, by and among PubCo, JerseyCo and certain other Persons party thereto, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“Solvency Statement” has the meaning set forth in Section 2.1(h).

“Stock Exchange Election Counter-Notice” has the meaning set forth in Section 2.1(d)(iii).

“Stock Exchange Payment” means, with respect to the portion of an Exchange for which a Cash Exchange Notice is not delivered, or is revoked, by the Exchange Committee, or for which an Exempt Exchanging Owner has delivered a valid Stock Exchange Election Counter-Notice pursuant to and in accordance with Section 2.1(d) of this Agreement, a number of Class A PubCo Shares equal to the product of (a) the number of Exchanged Securities so exchanged multiplied by (b) the Exchange Rate.

“Subsidiary” means, of a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the total voting power of shares of stock or other equity interest (without regard to the occurrence of any contingency), the holders of which are generally entitled to vote for the election of the board of directors or other governing body thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Termination Date” means the first date on which, if all remaining JerseyCo B Ordinary Shares held by all Eligible JerseyCo Owners were exchanged (and no Cash Exchange Election were made), the aggregate Stock Exchange Payment that would be made to Eligible JerseyCo Owners would represent less than 1% of the number of Class A PubCo Shares outstanding.

“Trading Day” means any day on which Class A PubCo Shares are actually traded on the principal securities exchange or securities market on which shares of Class A PubCo Shares are then traded.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Unrestricted Exchange Notice” has the meaning set forth in Section 2.1(b).

“Unrestricted Exchanges” means any Exchange that is in connection with a Permitted Exchange Event or that occurs during a period in which JerseyCo meets the requirements of the Private Placement Safe Harbor.

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable).

“Wind-Up Event” has the meaning set forth in Section 2.1(g).

1.2Interpretation.

(a)  Unless the context of this Agreement otherwise requires, (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the definitions contained in this Agreement are applicable to the singular as well as the plural form of such terms; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” or “Exhibit” refer to the specified Article, Section or Exhibit of this Agreement; (v) the term “this Agreement” shall include the Exhibits hereto, (vi) the words “include” and “including,” and words of similar import when used herein shall be deemed to be followed in each case by the words “without limitation”; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the word “or” shall be disjunctive but not exclusive and the word “threatened” shall mean be deemed to be followed in each case by the words “in writing.”

(b)  Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever the last day for the delivery of any notice, the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party delivering such notice or having such right or duty shall have until the next Business Day to deliver such notice, exercise such right or discharge such duty.

(d)  Any reference herein to “$” or “dollars” means United States dollars.

ARTICLE II

EXCHANGE OF SHARES

2.1Exchange Procedures.

(a)On the terms and subject to the provisions of this Agreement, the A&R JerseyCo M&A, the Registration Rights Agreement, the PubCo Charter and the Company Holders Support Agreement (including any “lock-up” period set forth in any of them), each Eligible JerseyCo Owner shall be entitled (i) with respect to an Unrestricted Exchange, at any time and from time to time from and after the Effective Date, and (ii) in any other case, on any Quarterly Exchange Date, to surrender (by way of redemption) JerseyCo B Ordinary Shares to JerseyCo (with automatic surrender and cancellation of an equal number of Class B PubCo Shares) in exchange for the delivery by JerseyCo of the applicable Exchange Payment. Any Exchange under this Section 2.1(a) must be with respect to a number of JerseyCo B Ordinary Shares at least equal to the Minimum Exchange Amount.

(b)For the avoidance of doubt, an Unrestricted Exchange shall not be subject to the Exchange Notice and other requirements of Section 2.1(c) or Section 2.1(f), below, but instead the Eligible JerseyCo Owner shall exercise its right to effect an Unrestricted Exchange by delivering to PubCo a written notice (the “Unrestricted Exchange Notice”) specifying a future Exchange Date; provided that such notice may be contingent (including as to the timing and date of such Unrestricted Exchange) upon the consummation of a purchase by another Person of the Class A PubCo Shares for which the JerseyCo B Ordinary Shares are exchangeable (whether in a tender or exchange offer, an underwritten offering or otherwise) or the effectiveness of a registration statement under the Securities Act; provided, further, that an Exchange Date may not be earlier than the fifth (5th) Business Day, or later than the ninetieth (90th) calendar day, following the delivery of the Unrestricted Exchange Notice. In the event any contingency set out in such Unrestricted Exchange Notice remains unsatisfied on the ninetieth (90th) calendar day after the delivery of the Unrestricted Exchange Notice, such Unrestricted Exchange Notice shall be deemed to have been withdrawn by the Eligible JerseyCo Owner. The exchanging Eligible JerseyCo Owner may amend the Unrestricted Exchange Notice at any time prior to the Exchange Date by delivery of a written notice of amendment to PubCo; provided that the Exchange Date may not be earlier than the third (3rd) Business Day following delivery of such notice of amendment to PubCo; provided, further, that such amendment notice may not change, as the case may be, the future date or the period for satisfaction of the contingency referred to in this Section 2.1(a) beyond ninety (90) calendar days of the date of the initial Unrestricted Exchange Notice. An Eligible JerseyCo Owner may withdraw an Unrestricted Exchange Notice at any time prior to the Exchange Date by delivery of a written notice to PubCo, in which event such Unrestricted Exchange Notice shall be null and void.

(c)At least seventy-five (75) calendar days prior to each Quarterly Exchange Date, PubCo will provide notice thereof (which notice shall set forth any applicable limit on the number of JerseyCo B Ordinary Shares that may be exchanged on such Quarterly Exchange Date pursuant to the Exchange Threshold and whether PubCo intends to deliver a Cash Exchange Notice and may be signed in accordance with the last sentence of Section 3.3) to each Eligible JerseyCo Owner. An Eligible JerseyCo Owner may exercise the right to exchange JerseyCo B Ordinary Shares (with automatic surrender for cancellation of an equal number of Class B PubCo Shares) by providing written notice at least sixty (60) calendar days prior to the applicable Quarterly Exchange Date or within such shorter period of time as may be agreed by PubCo in its sole discretion (the “Exchange Notice”). The Exchange Notice shall be provided to PubCo and JerseyCo substantially in the form of Exhibit A to this Agreement. For the avoidance of doubt, no Quarterly Exchange Date will occur during any Quarter unless JerseyCo fails to meet the requirements of the Private Placement Safe Harbor during such Quarter.

(d)The Exchange Committee may elect (on behalf of JerseyCo), to the extent PubCo and/or JerseyCo have available cash (or shall have available cash immediately prior to the applicable Exchange) to settle all or a portion of an Exchange in cash in an amount equal to the Cash Exchange Payment (the “Cash Exchange Election”), in lieu of the Stock Exchange Payment in accordance with the following terms and subject to the following conditions:

(i)  The Exchange Committee may exercise a Cash Exchange Election by giving written notice of such election (such notice, the “Cash Exchange Notice”) to the applicable Eligible JerseyCo Owner on or prior to the date that is within (A) seven (7) Business Days of the date the Eligible JerseyCo Owner delivered a valid Exchange Notice, in the case of an Exchange on a Quarterly Exchange Date, or (B) three (3) Business Days of the date the Eligible JerseyCo Owner delivered a valid Unrestricted Exchange Notice, in the case of an Unrestricted Exchange. The Cash Exchange Notice shall set forth the portion of the JerseyCo B Ordinary Shares, together with Class B PubCo Shares, which will be exchanged or surrendered and cancelled (as applicable) for cash in lieu of Class A PubCo Shares. Any portion of the Exchange not settled for a Cash Exchange Payment shall be settled for a Stock Exchange Payment. If the Exchange Committee does not timely deliver a Cash Exchange Notice, the Exchange Committee shall be deemed to have elected to settle such Exchange with a Stock Exchange Payment. The Exchange Committee may, at any time following the delivery of a Cash Exchange Notice and prior to the Exchange Date, revoke a Cash Exchange Election with respect to all or any portion of the Exchanged Securities, by giving written notice of such revocation to the applicable Eligible JerseyCo Owner.

(ii)  The Exchange Committee’s election (on behalf of JerseyCo) to settle all or a portion of an Exchange in cash shall not be made selectively among Eligible JerseyCo Owners and the Exchange Committee shall take reasonable steps to ensure that such election is uniform among such Eligible JerseyCo Owners in respect of Exchanges consummated on the same Exchange Date, unless otherwise agreed by such Eligible JerseyCo Owners.

(iii)  Notwithstanding the foregoing, an Exempt Exchanging Owner may elect to require PubCo to settle any Exchange (whether an Exchange on a Quarterly Exchange Date or an Unrestricted Exchange) by making a Stock Exchange Payment instead of a Cash Exchange Payment by giving written notice to PubCo (a “Stock Exchange Election Counter-Notice”) on or prior to a date that is (A) ten (10) Business Days following the delivery of the Cash Exchange Notice in the case of an Exchange on a Quarterly Exchange Date and (B) the earlier of (x) two (2) Business Days prior to the applicable Exchange Date and (y) ten (10) Business Days following the delivery of the Cash Exchange Notice in the case of an Unrestricted Exchange. If a Stock Exchange Election Counter-Notice is timely delivered in proper form, the Exchange to which it relates will be settled for a Stock Exchange Payment, regardless of whether the Exchange Committee (on behalf of JerseyCo) previously had delivered a Cash Exchange Notice with respect to such Exchange. For the avoidance of doubt, an Exempt Exchanging Owner may deliver a Stock Exchange Election Counter-Notice prior to the Exchange Committee’s decision to make the Cash Exchange Election with respect to such Exchange, including concurrently with delivery of the applicable Exchange Notice or Unrestricted Exchange Notice. Any Stock Exchange Election Counter-Notice that is not timely delivered or otherwise does not comport with the requirements of this Section 2.1(d) will be of no force or effect. If any Eligible JerseyCo Owner delivers an invalid purported Stock Exchange Election Counter-Notice, the Exchange Committee will use commercially reasonable efforts to promptly notify such Eligible JerseyCo Owner in writing of the invalidity of such purported Stock Exchange Election Counter-Notice and the reason or reasons therefor, but the Exchange Committee’s failure to deliver such written response will not render the Stock Exchange Election Counter-Notice valid and enforceable. For the avoidance of doubt, PubCo and/or JerseyCo’s exercise of the Cash Exchange Election is subject to the affirmative approval rights set forth in Section 3.3.1 of the Shareholders Agreement.

(e)  PubCo (acting through the Exchange Committee) may adopt reasonable procedures, guidelines, and practices consistent with the terms and conditions of this Agreement for communicating the Quarterly Exchange Date, the implementation of the Exchange provisions set forth in this Article II, including procedures for the giving of an Exchange Notice and for an Unrestricted Exchange. Except as expressly provided in Section 2.1(f), an Eligible JerseyCo Owner may not revoke an Exchange Notice delivered in accordance with Section 2.1(c), without the consent of PubCo, which consent may be provided or withheld, or made subject to such conditions, limitations or restrictions, as reasonably determined by PubCo (acting through the Exchange Committee) in good faith.

(f)  Notwithstanding anything to the contrary in the foregoing, if the average Mean Intraday Trading Price of the Class A PubCo Shares for the two consecutive Trading Day period comprising the fifth and sixth Trading Days preceding the Quarterly Exchange Date is at least 10% less than the average Mean Intraday Trading Price of the Class A PubCo Shares for the two consecutive Trading Day period comprising the first and second Trading Days preceding the date an Exchange Notice is delivered in respect of such Quarterly Exchange Date, the applicable Eligible JerseyCo Owner may irrevocably revoke any such notice in writing before the applicable Quarterly Exchange Date. No Eligible JerseyCo Owner may make more than one such revocation with respect to any Quarterly Exchange Date that is within a 12-month period of the Quarterly Exchange Date with respect to which such revocation was made, and an Eligible JerseyCo Owner that makes any such revocation in respect of a Quarterly Exchange Date may not deliver an Exchange Notice pursuant to Section 2.1(c) in respect of the following Quarterly Exchange Date.

(g)  Notwithstanding anything to the contrary in this Agreement, each Eligible JerseyCo Owner will be deemed to have elected to Exchange (and to have delivered a corresponding Exchange Notice with respect to) all of its JerseyCo B Ordinary Shares, together with the surrender for cancellation of all of its Class B PubCo Shares, for Class A PubCo Shares, (i) if JerseyCo is in the process of being wound up pursuant to and in accordance with the Companies Law (a “Wind-Up Event”) or (ii) if the Termination Date occurs. An Exchange pursuant to the preceding clause (i) shall be effective immediately prior to the effectiveness of the Wind-Up Event (and, for the avoidance of doubt, shall not be effective if such Wind-Up Event is not effective). An Exchange pursuant to the preceding clause (ii) will be effective on a date specified by PubCo (acting through the Exchange Committee) in a notice delivered to the Eligible JerseyCo Owners following the Termination Date; provided that PubCo shall not specify a date that is more than fifteen (15) Business Days after the Termination Date. The provisions of Sections 2.1 and 2.2 will apply mutatis mutandis to any Exchange pursuant to this Section 2.1(g), except that no Eligible JerseyCo Owner may exercise the revocation right specified in Section 2.1(f) with respect to any Exchange Notice deemed delivered pursuant to this Section 2.1(g).

(h)  Notwithstanding anything to the contrary in this Article II, if JerseyCo is unable to consummate an Exchange absent the provision of a fully executed solvency statement pursuant to Article 55 of the Companies Law (a “Solvency Statement”), and the directors of JerseyCo are unable to provide such Solvency Statement, PubCo shall consummate an Exchange in lieu of JerseyCo on the Exchange Date by accepting the surrender of the Exchanged Securities by the applicable Eligible JerseyCo Owner and delivering to such Eligible JerseyCo Owner the Cash Exchange Payment and/or the Stock Exchange Payment, as the case may be, on the terms and subject to the conditions set forth in this Section 2.1(h) and Section 2.2(b) (a “Mandatory Direct Exchange”). In all other circumstances, PubCo may, at any time prior to an Exchange Date, in its sole and absolute discretion, elect to consummate the Exchange in the same manner as described in the preceding sentence (an “Optional Direct Exchange” and, together with a Mandatory Direct Exchange, a “Direct Exchange”) by delivering written notice of such election to JerseyCo and the exchanging Eligible JerseyCo Owner (an “Optional Direct Exchange Notice”); provided that (A) any such election by PubCo shall not relieve JerseyCo of its obligation arising with respect to such applicable Exchange Notice; and (B) such election does not prejudice or impair the ability of the parties to consummate an Exchange or Direct Exchange on the Exchange Date. An Optional Direct Exchange Notice may be revoked by PubCo at any time; provided that any such revocation does not prejudice or impair the ability of the parties to consummate an Exchange on the Exchange Date. A Direct Exchange shall apply to all the Exchanged Securities that would otherwise have been subject to an Exchange, and, except as otherwise expressly provided in this Section 2.1(h) or Section 2.2(b), shall be consummated within the same timeframe and in the same manner as the relevant Exchange would have been consummated had it proceeded other than by Direct Exchange.

2.2Exchange Payment.

(a)  Any Exchange, other than a Direct Exchange, shall be consummated on the applicable Exchange Date (to be effective immediately prior to the close of business on such Exchange Date) as follows:

(i)PubCo shall issue to JerseyCo for delivery to the applicable Eligible JerseyCo Owner, the Stock Exchange Payment with respect to any Exchanged Securities not subject to a Cash Exchange Notice;
(ii)the Eligible JerseyCo Owner shall have its JerseyCo B Ordinary Shares being exchanged redeemed and cancelled by JerseyCo in accordance with applicable Law;
(iii)(A) a number of Class B PubCo Shares held by such Eligible JerseyCo Owner equal to the number of JerseyCo B Ordinary Shares of such Eligible JerseyCo Owner redeemed pursuant to Section 2.2(a)(ii) shall be automatically and without further action by PubCo or such Eligible JerseyCo Owner be surrendered to PubCo and (B) PubCo shall cancel such surrendered Class B PubCo Shares;

(iv)JerseyCo shall issue to PubCo a number of JerseyCo A Ordinary Shares equal to the number of JerseyCo B Ordinary Shares surrendered pursuant to Section 2.2(a)(ii); and

(v)JerseyCo shall (A) cancel the redeemed JerseyCo B Ordinary Shares that were a part of the Exchanged Securities held by the Eligible JerseyCo Owner and (B) transfer to the Eligible JerseyCo Owner the Cash Exchange Payment and/or the Stock Exchange Payment.

(b)  Any Direct Exchange shall be consummated on the applicable Exchange Date (to be effective immediately prior to the close of business on such Exchange Date) as follows:

(i)  PubCo shall deliver to the exchanging Eligible JerseyCo Owner (A) the Stock Exchange Payment with respect to any Exchanged Securities not subject to a Cash Exchange Election and (B) the Cash Exchange Payment with respect to any Exchanged Securities subject to a Cash Exchange Election;

(ii)  the exchanging Eligible JerseyCo Owner shall transfer to PubCo the Exchanged Securities and the corresponding Class B PubCo Shares (it being understood that PubCo shall cancel such transferred Class B PubCo Shares) free and clear of all liens and encumbrances; and

(iii)  the JerseyCo B Ordinary Shares transferred to PubCo pursuant to Section 2.2(b)(ii) shall, automatically and without further action by any Person, be converted into and re-designated as an equal number of JerseyCo A Ordinary Shares, pursuant to and in accordance with the A&R JerseyCo M&A.

(c)  Notwithstanding anything to the contrary contained in this Agreement, if, in connection with an Exchange a filing, permit, approval, clearance, non-objection or consent is required under the HSR Act or any other applicable Antitrust Laws, then the Exchange Date with respect to all Exchanged Securities shall be delayed until the earlier of such time as (i) (x) the required filing under the HSR Act has been made and the waiting period applicable to such Exchange under the HSR Act shall have expired or been terminated and (y) the permits, approvals, clearances, non-objections and consents of any other Antitrust Authorities under any other Antitrust Laws applicable to such Exchange have been procured or obtained and (ii) such filings, permits, approvals, clearances, non-objections or consents, as applicable, are no longer required (such earlier time, the “Antitrust Termination”). Any such delayed Exchange shall be effected promptly after such Antitrust Termination. Each of the parties to this Agreement agrees to promptly take or cause to be taken all actions required to make such filing under the HSR Act, and such other filings, notices, consents and/or approvals that may be required by applicable Law to effect such Exchange, and the filing fees for such filings shall be paid by JerseyCo.

2.3Taxes; Expenses. Except as otherwise provided in this Agreement, JerseyCo, on the one hand, and each Eligible JerseyCo Owner, on the other hand, shall bear their own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that JerseyCo shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any such Exchange.

2.4Limitations on Exchanges. PubCo (acting through the Exchange Committee) may impose additional limitations and restrictions on Exchanges (including limiting Exchanges or creating priority procedures for Exchanges) to the extent it reasonably determines in good faith that such limitations and restrictions are necessary to avoid (i) contravention of applicable Law or (ii) JerseyCo being classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code; provided that, if PubCo (acting through the Exchange Committee) identifies any grounds upon which to impose any such additional limitations or restrictions pursuant to the foregoing clauses, PubCo shall, to the extent reasonably practicable, promptly initiate discussions with the Eligible JerseyCo Owners regarding such grounds and the reasonable steps that PubCo shall take to ensure PubCo satisfies its obligations under this Agreement (it being understood and agreed, however, that PubCo’s enforcement of limitations and restrictions adopted in accordance with this Section 2.4 will not constitute a breach of PubCo’s obligations hereunder); provided, further, and for the avoidance of doubt, that any decision to impose additional limitations or restrictions on Exchanges shall be made by PubCo (acting through the Exchange Committee) in its reasonable but sole discretion, and no consent or approval of any Eligible JerseyCo Owner will be required therefor. For purposes of Section 7704 of the Code, JerseyCo and PubCo shall assume that PubCo is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), unless otherwise required by applicable Law. For the avoidance of doubt, PubCo (acting through the Exchange Committee) may, if reasonably necessary to preserve the application of Treasury Regulations Section 1.7704-1(f), and without limiting the generality of the foregoing, limit aggregate Exchanges in any taxable year to 10% of percentage interests in the capital or profits of JerseyCo (disregarding transfers described in Treasury Regulations Section 1.7704-1(e) or that occur during a period in which JerseyCo meets the requirements of the Private Placement Safe Harbor) (the “Exchange Threshold”). If, in connection with any Exchange pursuant to Section 2.1(a) in which PubCo has received Exchange Notices from Eligible JerseyCo Owners delivered in accordance with Section 2.1(c) covering a number of JerseyCo B Ordinary Shares that, together with all other Exchanges in the same taxable year, would exceed the Exchange Threshold for that taxable year and PubCo intends to impose the limitation on aggregate Exchanges pursuant to the immediately preceding sentence, then PubCo shall promptly notify the applicable Eligible JerseyCo Owners of such fact and the number of JerseyCo B Ordinary Shares to be exchanged on the applicable Quarterly Exchange Date shall be allocated proportionately among the Eligible JerseyCo Owners that validly delivered Exchange Notices in respect of such Quarterly Exchange Date based on the number of JerseyCo B Ordinary Shares included by each such Eligible JerseyCo Owner in its applicable Exchange Notice.

2.5	Class A Shares to be Issued.

(a)  PubCo covenants that all Class A PubCo Shares issued upon an Exchange will be validly issued, fully paid and non-assessable, free and clear of all Liens (other than Liens imposed under applicable securities Laws) and will not have been issued in violation of any preemptive or similar rights or any applicable Law. PubCo shall at all times keep available, solely for the purpose of issuance upon an Exchange, out of its authorized but unissued Class A PubCo Shares, such number of Class A PubCo Shares that shall be issuable upon the Exchange of all outstanding JerseyCo B Ordinary Shares. Nothing contained in this Agreement shall be construed to preclude PubCo from satisfying its obligations with respect to an Exchange by delivery of Class A PubCo Shares that are held in treasury of PubCo.

(b)  Except as otherwise provided in the Registration Rights Agreement, PubCo covenants and agrees that, if a registration statement under the Securities Act is effective and available for Class A PubCo Shares to be delivered with respect to any Exchange, Class A PubCo Shares that have been registered under the Securities Act shall be delivered in respect of such Exchange. If any Exchange in accordance with this Agreement is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the exchanging Eligible JerseyCo Owner requesting such Exchange, PubCo shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. PubCo shall use commercially reasonable efforts to list the Class A PubCo Shares required to be delivered upon Exchange prior to such delivery upon each National Securities Exchange or inter-dealer quotation system upon which the outstanding Class A PubCo Shares may be listed or traded at the time of such delivery.

(c)  Class A PubCo Shares issued upon an Exchange may contain such legends regarding restrictions under the Securities Act or any applicable state securities Laws as PubCo in good faith determines (based on advice of counsel) to be necessary or advisable in order to ensure compliance with such Laws.

(d)  PubCo and JerseyCo shall at all times ensure that the execution and delivery of this Agreement by each of PubCo and JerseyCo, respectively, and the consummation by each of PubCo and JerseyCo, respectively, of the transactions contemplated hereby (including without limitation, the issuance of the Class A PubCo Shares) have been duly authorized by all necessary corporate or limited company action, as the case may be, on the part of PubCo and JerseyCo, respectively, including, but not limited to, all actions necessary to ensure that the acquisition of Class A PubCo Shares pursuant to the transactions contemplated hereby, to the fullest extent of the Board’s power and authority and to the extent permitted by law, shall not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby.

2.6Distribution Rights. No Exchange shall impair the right of any Eligible JerseyCo Owner to receive any distributions payable in respect of (a) JerseyCo B Ordinary Shares exchanged pursuant to any Exchange in respect of a JerseyCo Record Date that occurs prior to the Exchange Date for such Exchange or (b) the Class A PubCo Shares received pursuant to any Exchange in respect of a dividend or other distribution record date established by the Board that occurs prior to the Exchange Date for such Exchange, but following the JerseyCo Record Date referred to in the foregoing clause (a). Notwithstanding the foregoing sentence, no Eligible JerseyCo Owner shall be entitled to receive, with respect to distributions or dividends made in respect of such JerseyCo Record Date, distributions or dividends both on JerseyCo B Ordinary Shares redeemed by JerseyCo from such Eligible JerseyCo Owner and on Class A PubCo Shares received by such Eligible JerseyCo Owner in such Exchange.

2.7Tax Matters.

(a)  In connection with any Exchange, the Eligible JerseyCo Owner shall, to the extent it is legally entitled to deliver such form, deliver to PubCo a certificate, dated on the applicable Exchange Date, in a form reasonably acceptable to PubCo, either (i) certifying as to such Eligible JerseyCo Owner’s taxpayer identification number and that such Eligible JerseyCo Owner is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an Internal Revenue Service Form W-9 if then sufficient for such purposes under applicable Law) (such certificate a “Non-Foreign Person Certificate”) or (ii) (A) a certificate under Treasury Regulations section 1.1446(f)-2(b)(4) or 1.1446(f)-2(b)(5) (in either case, an “ECI Certificate”) and (B) a certificate under Treasury Regulations section 1.1445-11T(d)(2) a “FIRPTA Certificate”). If an Eligible JerseyCo Owner is unable to provide a Non-Foreign Person Certificate or ECI Certificate and FIRPTA Certificate, in connection with an Exchange, then JerseyCo or PubCo, as applicable, shall be permitted to withhold an amount in respect of the amount realized by such Eligible JerseyCo Owner in respect of such Exchange as provided in Sections 1445 and/or 1446(f) of the Code and any Treasury Regulations promulgated thereunder (including proposed Treasury Regulations); provided that (1) such Eligible JerseyCo Owner shall provide a certificate substantially in the form described in Treasury Regulations Section 1.1446(f)-2(c)(2)(ii)(B) or (2) JerseyCo shall deliver a certificate substantially in the form described in Treasury Regulations Section 1.1446(f)-2(c)(2)(ii)(C), in each case setting forth the liabilities of JerseyCo allocated to the Eligible JerseyCo Owner subject to the Exchange under Section 752 of the Code, and such withheld amount shall be consistent with the certificate provided pursuant to clause (1) or (2) of this sentence, as applicable. Without limiting the foregoing, JerseyCo shall reasonably cooperate upon the reasonable request and at the expense of the Eligible JerseyCo Owner to provide such certifications or other information that JerseyCo is legally permitted to provide to the extent necessary to reduce or eliminate any withholding with respect to an Exchange (including the certificate described in Treasury Regulations Section 1.1445-11T(d)(2)) and Treasury Regulations Section 1.1446(f)-2(b)(4)).

(b)  For U.S. federal (and applicable state and local) income tax purposes, each of the Eligible JerseyCo Owners, JerseyCo and PubCo agree to treat each Exchange as a taxable sale under Section 1001 of the Code by the Eligible JerseyCo Owner of Exchanged Securities to PubCo for the payment by PubCo of the Exchange Payment, and no party shall take a contrary position on any income tax return, amendment thereof or communication with a taxing authority.

(c)  Within thirty (30) days following the Exchange Date, PubCo shall deliver a notification to JerseyCo in accordance with Treasury Regulations Section 1.743-1(k)(2).

(d)  To the extent this Agreement imposes an obligation upon JerseyCo or defines rights of the Eligible JerseyCo Owners with respect to JerseyCo, this Agreement shall be treated as part of the A&R JerseyCo M&A as described in Section 761(c) of the Code and Treasury Regulations Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c).

2.8Issuances; Repurchases and Redemptions; Recapitalizations.

(a)  Issuances by PubCo.

(i)  Subject to Section 2.8(a)(ii), if, at any time after the date hereof, PubCo sells or issues Class A PubCo Shares or any other Equity Securities of PubCo (other than Class B PubCo Shares (it being understood and agreed that no Class X Common Stock (as defined in the PubCo Charter) shall be issued after the Effective Date)):

(A)JerseyCo shall concurrently issue to PubCo an equal number of JerseyCo A Ordinary Shares (if PubCo issues Class A PubCo Shares), or an equal number of such other Equity Security of JerseyCo corresponding to the Equity Securities issued by PubCo (if PubCo issues Equity Securities other than Class A PubCo Shares), and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo so issued (adjusted for any taxes owed by PubCo on the receipt of such distribution); and

(B)PubCo shall concurrently contribute to JerseyCo the net proceeds or other property received by PubCo, if any, for such Class A PubCo Share or other Equity Security.

(ii)  Notwithstanding anything to the contrary contained in Section 2.8(a)(i) or Section 2.8(a)(iii), this Section 2.8(a) shall not apply to: (x) the issuance and distribution to holders of Class A PubCo Shares or other Equity Securities of PubCo of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholder rights plan (and upon an Exchange of JerseyCo B Ordinary Shares, such Class A PubCo Shares will be issued together with a corresponding right under such plan); or (y) the issuance under PubCo’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock, restricted stock units, performance based award or other rights to acquire Equity Securities of PubCo, but shall in each of the foregoing cases apply to the issuance of Equity Securities of PubCo in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards or the vesting of restricted stock (including as set forth in Section 2.8(a)(iii), as applicable).

(iii)  In the event any outstanding Equity Security of PubCo is exercised or otherwise converted or subject to vesting and, as a result, any Class A PubCo Shares or other Equity Securities of PubCo are issued (including as a result of the exercise of warrants) the corresponding Equity Security outstanding at JerseyCo, if any, shall be similarly exercised or otherwise converted or subject to vesting, if applicable;

(A)an equivalent number of JerseyCo A Ordinary Shares or equivalent Equity Securities of JerseyCo shall be issued to PubCo as required by Section 2.8(a)(i); and

(B)PubCo shall concurrently contribute to JerseyCo the net proceeds (if any) received by PubCo from any such exercise or conversion.

(b)New Equity Issuances by JerseyCo. Except pursuant to an Exchange:

(i)  JerseyCo may not issue any additional JerseyCo A Ordinary Shares or other Equity Securities to PubCo or any of its Subsidiaries (other than JerseyCo and its Subsidiaries) unless substantially simultaneously therewith PubCo or such Subsidiary issues or transfers an equal number of newly-issued Class A PubCo Shares of PubCo (or relevant Equity Security of such Subsidiary) to another Person or Persons and PubCo or such Subsidiary contributes such proceeds to JerseyCo; and

(ii)  JerseyCo may not issue any other Equity Securities to PubCo or any of its Subsidiaries (other than JerseyCo and its Subsidiaries) unless substantially simultaneously therewith PubCo or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of JerseyCo and PubCo or such Subsidiary contributes such proceeds to JerseyCo.

(c)Repurchases and Redemptions.

(i)  Neither PubCo nor any of its Subsidiaries (other than JerseyCo and its Subsidiaries) may redeem, repurchase or otherwise acquire:

(A)Class A PubCo Shares pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith JerseyCo redeems, repurchases or otherwise acquires from PubCo an equal number of JerseyCo A Ordinary Shares for a price per share equal to the price per Class A PubCo Share (if any) subject to such redemption, repurchase or other acquisition; or

(B)any other Equity Securities of PubCo or any of its Subsidiaries (other than JerseyCo and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith JerseyCo redeems, repurchases or otherwise acquires from PubCo an equal number of the corresponding class or series of Equity Securities of JerseyCo with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary (if any) for a price per Equity Security of JerseyCo equal to the price per Equity Security of PubCo or such Subsidiary (if any) subject to such redemption, repurchase or other acquisition.

(ii)  JerseyCo may not redeem, repurchase or otherwise acquire:

(A)any JerseyCo A Ordinary Shares from PubCo or any of its Subsidiaries (other than JerseyCo and its Subsidiaries) unless: (I) substantially simultaneously therewith PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of Class A PubCo Shares; and (II) the price per JerseyCo A Ordinary Share shall be the price per Class A PubCo Share subject to such redemption, repurchase or other acquisition; or

(B)any other Equity Securities of JerseyCo from PubCo or any of its Subsidiaries (other than JerseyCo and its Subsidiaries) unless: (I) substantially simultaneously therewith PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of Equity Securities of PubCo or such Subsidiary of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of JerseyCo; and (II) the price per other Equity Security of JerseyCo shall be the price per other Equity Security of PubCo or such Subsidiary subject to such redemption, repurchase or other acquisition.

(d)Subdivisions and Combinations. Except in accordance with this Agreement:

(i)      JerseyCo shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Equity Securities of JerseyCo unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Security of PubCo (if any) (which, in the case of the JerseyCo A Ordinary Shares, shall be the Class A PubCo Shares).

(ii)      PubCo shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of any class or series of Equity Security of PubCo unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Security of JerseyCo (if any) (which, in the case of the Class A PubCo Shares, shall be the JerseyCo A Ordinary Shares), with corresponding changes made with respect to any applicable exchangeable or convertible Equity Securities of JerseyCo and PubCo.

(e)  General Authority. For the avoidance of doubt, but subject to this Section 2.8 and applicable Law, JerseyCo shall be permitted, without the consent of any Member, to undertake all actions, including an issuance, redemption, reclassification, distribution, division or recapitalization, with respect to JerseyCo A Ordinary Shares and JerseyCo B Ordinary Shares as JerseyCo reasonably determines in good faith is necessary to maintain at all times a one-to-one ratio among, (i) on one hand, (A) the number of JerseyCo A Ordinary Shares owned, directly or indirectly, by PubCo, and (B) the number of outstanding Class A PubCo Shares; and (ii) on the other hand, (A) the number of outstanding Class B PubCo Shares held by any Person, and (B) the number of JerseyCo B Ordinary Shares held by such Person disregarding, for purposes of maintaining the one-to-one ratio in clause (i), (x) warrants, options, stock appreciation rights, restricted stock, restricted stock units, performance based awards or other rights to acquire Equity Securities of PubCo issued under any employee benefit plan involving the issuance of any Equity Securities that are convertible into or exercisable or exchangeable for Class A PubCo Shares, (y) treasury stock or (z) preferred stock or other debt or Equity Securities (including warrants, options or rights) issued by PubCo that are convertible into or exercisable or exchangeable for Class A PubCo Shares (but in each case, only prior to such conversion, exercise or exchange, it being understood that Equity Securities of PubCo issued in connection with the exercise, vesting or settlement of such preferred stock, other debt or Equity Securities will not be disregarded) (except to the extent the net proceeds from any such convertible preferred securities or any other Equity Securities entitled to distributions, dividends or other payments prior to conversion, including any purchase price payable upon conversion thereof, has been contributed by PubCo to the equity capital of JerseyCo).

2.9Adjustments. If there are any changes as a result of any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Equity Securities of JerseyCo, then appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations under this Agreement shall continue with respect to the Equity Securities of JerseyCo as so changed.

2.10PubCo Loans. At any time prior to JerseyCo becoming a wholly owned Subsidiary of PubCo, the net proceeds of any Indebtedness incurred by or on behalf of PubCo or any of its Subsidiaries (other than JerseyCo and its Subsidiaries) shall be loaned to JerseyCo on substantially the same terms and conditions (including interest rate, repayment schedule and conversion, redemption, repurchase and exchange rights) as such Indebtedness.

2.11Representations and Warranties. In connection with any Exchange, upon the acceptance of the Class A PubCo Shares or an amount of cash equal to the Cash Exchange Payment (as applicable), the Eligible JerseyCo Owner shall represent and warrant that: (i) the Eligible JerseyCo Owner is the record and beneficial owner of the number of Exchanged Securities the Eligible JerseyCo Owner is electing to Exchange, (ii) the Eligible JerseyCo Owner has the authority to exchange the Exchanged Securities the Eligible JerseyCo Owner is electing to Exchange and (iii) such Exchanged Securities are not subject to any liens or encumbrances (other than restrictions imposed by this Agreement, the A&R JerseyCo M&A, the PubCo Charter, the Shareholders Agreement and applicable Law, including pursuant to the Securities Act or any applicable foreign or state securities Laws). In connection with any Unrestricted

Exchange made pursuant to clause (i) of the definition of “Permitted Exchange Event,” PubCo shall also be entitled to obtain reasonable and customary representations and warranties from the applicable Eligible JerseyCo Owner in order to ensure compliance with Treasury Regulations Section 1.7704-1(e)(2).

2.12PubCo Offer or Change of Control

(a)PubCo shall use commercially reasonable efforts to send written notice to JerseyCo and the Eligible JerseyCo Owners of any PubCo Offer or proposed Change of Control by the earlier of (i) five (5) days following the execution of a definitive agreement in respect of such PubCo Offer or proposed Change of Control and (ii) thirty (30) days before the date upon which the contemplated PubCo Offer or Change of Control is proposed to be consummated. Such written notice will include, to the extent reasonably practicable and consistent with applicable Law, (A) in the case of a PubCo Offer, (1) a copy of the definitive agreement pursuant to which the PubCo Offer will be effected, (2) the consideration payable in connection therewith, (3) the terms and conditions of transfer and payment and (4) the anticipated date and location of and procedures for selling Equity Securities subject to the applicable PubCo Offer, or (B) in the case of a Change of Control transaction, (1) a description of the event constituting the Change of Control, (2) the anticipated date of the Change of Control and (3) a copy of the definitive agreement relating thereto. In the event that the information described in the preceding clause (A) or (B), as applicable, changes materially from that set forth in the initial notice, PubCo shall use commercially reasonable efforts to deliver a subsequent notice to JerseyCo and the Eligible JerseyCo Owners by the earlier of (x) five (5) days following the event triggering such update and (y) five (5) days before the date upon which the contemplated PubCo Offer or Change of Control is proposed to be consummated. PubCo may satisfy any such notice and update requirements by providing such information on Form 8-K, Schedule TO, Schedule 14D-9 or similar form filed with the SEC. JerseyCo and the Eligible JerseyCo Owners acknowledge and agree that PubCo’s failure to deliver any written notice contemplated by this Section 2.12(a) will not affect the validity, effectiveness or enforceability of any PubCo Offer, Change of Control or any transactions related thereto.

(b)  In the event of a PubCo Offer or a Change of Control, the Eligible JerseyCo Owners will be permitted to deliver an Exchange Notice. An Exchange Notice delivered pursuant to the preceding sentence shall not be subject to the Cash Exchange Election procedures of Section 2.1(d) and shall be effective immediately prior to the consummation of such PubCo Offer or Change of Control and, for the avoidance of doubt, shall be contingent upon such PubCo Offer or Change of Control and shall not be effective if such PubCo Offer or Change of Control is not consummated. In the case of a PubCo Offer proposed by PubCo, PubCo will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the Eligible JerseyCo Owners to participate in such PubCo Offer to the same extent or on an economically equivalent basis as the holders of shares of Class A PubCo Shares without discrimination.

ARTICLE III

GENERAL PROVISIONS

3.1  Additional Eligible JerseyCo Owners. Subject to Section 2.4 of the Shareholders Agreement, if an Eligible JerseyCo Owner validly transfers any or all of such holder’s JerseyCo B Ordinary Shares to another Person in a transaction in accordance with, and not in contravention of, the A&R JerseyCo M&A, the Shareholders Agreement and any other applicable agreement or agreements with

PubCo or any of its Subsidiaries to which a transferring Eligible JerseyCo Owner may be party, then such transferee (each, a “Permitted Transferee”) shall have the right to execute and deliver a joinder to this Agreement, substantially in the form of Exhibit B to this Agreement, whereupon such Permitted Transferee shall become an Eligible JerseyCo Owner under this Agreement. If JerseyCo issues JerseyCo B Ordinary Shares in the future in accordance with, and not in contravention of, the A&R JerseyCo M&A, JerseyCo shall be entitled, in its sole discretion, to make any holder of such JerseyCo B Ordinary Shares a party to this Agreement through such holder’s execution and delivery of a joinder to this Agreement, substantially in the form of Exhibit B to this Agreement.

3.2  Amendment.

(a)  The provisions of this Agreement may be amended by the affirmative vote or written consent of JerseyCo, PubCo and Eligible JerseyCo Owners holding two-thirds of the issued and outstanding JerseyCo B Ordinary Shares held by all Eligible JerseyCo Owners; provided that, for so long as the Amex Shareholder, the Juweel Shareholder or the Expedia Shareholder (each as defined in the Shareholders Agreement) continues to own any B Ordinary Shares, such Shareholder’s affirmative written consent will be required to approve an amendment of this Agreement.

(b)  Subject to the proviso in Section 3.2(a), each Eligible JerseyCo Owner expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or written consent of less than all of the Eligible JerseyCo Owners, such action may be so taken upon the concurrence of less than all of the Eligible JerseyCo Owners and each Eligible JerseyCo Owner shall be bound by the results of such action so long as such action is taken in accordance with, and not in contravention of, the express terms of this Agreement.

3.3  Addresses and Notices.

(a)  All notices and other communications among the parties to this Agreement shall be in writing and shall be deemed to have been duly given (w) when delivered in person, (x) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (y) when delivered by FedEx or other nationally recognized overnight delivery service or (z) when delivered by email, addressed as follows:

(i)if to PubCo, to:

c/o GBT US LLC
General Counsel’s Office 666 Third Avenue
New York, NY 10017
Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn:   Peter D. Serating; Thaddeus P. Hartmann
Email:  Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

(ii)if to JerseyCo, to:

c/o GBT US LLC

General Counsel’s Office 666 Third Avenue

New York, NY 10017

Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attn:Peter D. Serating; Thaddeus P. Hartmann

Email:Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

(iii)	if to any Eligible JerseyCo Owner, at the address set forth in the records of JerseyCo.

(b)  Notwithstanding the foregoing, any waiver of a Quarterly Exchange Date and other recurring notices may be posted to PubCo’s website as a manner to communicate to the Eligible JerseyCo Owners.

3.4  Further Action. The parties to this Agreement shall take, or cause to be taken, all appropriate action (including executing and delivering any documents, certificates, instruments and other papers that are necessary or appropriate for the consummation of the transactions contemplated by this Agreement), and do, or cause to be done, and assist and cooperate with the other parties to this Agreement in doing, all things necessary to achieve the purposes of this Agreement, in each case, as may be requested by PubCo, JerseyCo or any Eligible JerseyCo Owner.

3.5  Successors and Assigns. Subject to Section 3.1, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement, their respective permitted assigns, heirs and personal representatives, and any estate, trust, partnership or limited liability company or other similar entity of which any such Person is a trustee, partner, member or similar party which is or becomes a party to this Agreement.

3.6  Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

3.7  Jurisdiction; Waiver of Jury Trial.

(a)  Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the parties to this Agreement irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.7.

(b)  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

3.8  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties to this Agreement further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

3.9  Entire Agreement. This Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Company Holders Support Agreement, the PubCo Charter and the A&R JerseyCo M&A contain the entire agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether written or oral, relating to such subject matter in any way. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement. The parties to this Agreement and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the parties to this Agreement, and the language used in this Agreement shall be deemed to be the language chosen by the parties to this Agreement to express their mutual intent, and no rule of strict construction shall be applied against any Person.

3.10  Waiver. Any party to this Agreement may waive any of the provisions of this Agreement benefitting such party; provided that no waiver by any of the parties to this Agreement of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party sought to be charged with such waiver. No waiver by any of the parties to this Agreement of any default or breach hereunder, whether intentional or not, shall be deemed to extend to any other provision hereof (whether or not similar) or any prior or subsequent default or breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No failure or delay on the part of any party to this Agreement in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any agreement herein, nor will any single or partial exercise of any such right preclude any other or future exercise thereof or any other right.

3.11  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any party to this Agreement and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

3.12  Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that such parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

3.13  Independent Nature of Eligible JerseyCo Owners’ Rights and Obligations. The obligations of each Eligible JerseyCo Owner hereunder are several and not joint with the obligations of any other Eligible JerseyCo Owner, and no Eligible JerseyCo Owner shall be responsible in any way for the performance of the obligations of any other Eligible JerseyCo Owner hereunder. The decision of each Eligible JerseyCo Owner to enter into this Agreement has been made by such Eligible JerseyCo Owner independently of any other Eligible JerseyCo Owner. Nothing contained herein, and no action taken by any Eligible JerseyCo Owner pursuant hereto, shall be deemed to constitute the Eligible JerseyCo Owners as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Eligible JerseyCo Owners are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. PubCo acknowledges that the Eligible JerseyCo Owners are not acting in concert or as a group, and PubCo will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:
Name:
Title:

GBT JERSEYCO LIMITED

By:
Name:
Title:

[ELIGIBLE JERSEYCO OWNER]

By:
Name:
Title:

[Signature Page to Exchange Agreement]

Annex J

Form of Amended & Restated Registration Rights Agreement

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [_], 202[_], is made and entered into by and among:

(i)Global Business Travel Group, Inc., a Delaware corporation (the “Company”) (formerly known as Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation);

(ii)certain equityholders of the Company as set forth on Schedule A hereto, and any persons or entities that are assigned their rights hereunder in accordance with Section 5.2 (each, a “Sponsor Equityholder” and collectively, the “Sponsor Equityholders”); and

(iii)certain former equityholders of GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“Legacy GBT”), as set forth on Schedule B hereto, and any persons or entities that are assigned their rights hereunder in accordance with Section 5.2 (each, a “GBT Equityholder” and collectively, the “GBT Equityholders” and, together with the Sponsor Equityholders, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, the Company, APSG Sponsor, L.P., a Cayman Islands exempted limited partnership (“Sponsor”), and certain of the other Sponsor Equityholders are party to that certain Registration Rights Agreement, dated as of October 1, 2020, with each of the other individuals party thereto (the “Original RRA”);

WHEREAS, Legacy GBT and certain of the GBT Equityholders are party to that certain Second Amended & Restated Shareholders Agreement, dated as of November 1, 2021, with each of the other individuals party thereto (the “Original GBT SHA”);

WHEREAS, the Company and Legacy GBT are party to that certain Business Combination Agreement, dated as of December 2, 2021 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “BCA”);

WHEREAS, in connection with the Closing of the Transactions, the Company, Sponsor and the other parties to the Original RRA desire to amend and restate the Original RRA in its entirety, and certain of the GBT Equityholders and the other parties to the Original GBT SHA desire to amend and restate the registration rights set forth therein, in each case as set forth herein, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer, the President, any other principal executive officer, or the principal financial officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, (a) any Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person or (b) in the event that the specified Person is a natural Person, a member of the immediate family of such Person; provided, that (i) the Company and each of its subsidiaries shall be deemed not to be Affiliates of any Holder or any Affiliate of any Holder and (ii) “portfolio companies” (as such term is customarily used among institutional investors) in which any Holder or any of its Affiliates has an investment (whether as debt or equity) shall not be deemed an Affiliate of such Holder. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning given in the Preamble hereto.

“BCA” shall have the meaning given in the Recitals hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” means the board of directors of the Company.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City, Jersey or London.

“Closing” shall have the meaning given in the BCA.

“Closing Date” shall have the meaning given in the BCA.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall mean the Class A common stock of the Company, par value $0.0001 per share.

“Company” shall have the meaning given in the Recitals hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Exchange Agreement” shall have the meaning given in the BCA.

“FINRA” the Financial Industry Regulatory Authority Inc.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“GBT Equityholders” shall have the meaning given in the Preamble hereto.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original GBT SHA” shall have the meaning given in the Recitals hereto.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Person” shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Pricing Committee” shall have the meaning given in Section 2.1.4(a).

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock and warrants to purchase shares of Common Stock held by a Holder immediately following the Closing (including shares of Common Stock issuable pursuant to the BCA and shares of Common Stock issuable upon the exchange or conversion of the Company’s Class B Common Stock and the Company’s Class X common stock), (b) any shares of Common Stock that may be acquired by Holders upon the exercise of a warrant or other right to acquire Common Stock held by a Holder immediately following the Closing (including shares of Common Stock acquired by Holders pursuant to the terms of the Exchange Agreement), (c) any shares of Common Stock or warrants to purchase shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any such warrant) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)printing, messenger, telephone and delivery expenses;

(D)reasonable fees and disbursements of counsel for the Company;

(E)reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)reasonable and documented fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering or Other Coordinated Offering.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Equityholders” shall have the meaning given in the Preamble.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transactions” shall have the meaning given in the BCA.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal” shall have the meaning given in Section 2.1.4(a).

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1Shelf Registration.

2.1.1Filing. The Company shall submit or file within 30 days following the Closing Date a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the issuance (if applicable) and the resale of all the Registrable Securities (determined as of two Business Days prior to such submission or filing) on a delayed or continuous basis (and which may also cover any other securities of the Company) and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) 60 calendar days after the filing thereof (or the 90th calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement) and (b) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of any Sponsor

Equityholder or GBT Equityholder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for the GBT Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand.

2.1.4Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any GBT Equityholder or Sponsor Equityholder (any of the GBT Equityholders or the Sponsor Equityholders being, in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, $25 million or such Registrable Securities representing all of such Demanding Holder’s Registrable Securities (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Demanding Holder and the Company shall endeavor to select jointly the Underwriters for such offering and, in the event that agreement on the selection of the Underwriters cannot be achieved within thirty (30) days after such Demanding Holder’s request is made, the Demanding Holder shall select the Underwriters, including the lead managing Underwriter (provided that such Underwriters shall consist of reputable nationally recognized investment banks). The Sponsor Equityholders may demand not more than one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 per fiscal quarter, and each GBT Equityholder may demand not more than one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 per fiscal quarter. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3 Shelf, that is then available for such offering.

(a)If an Underwritten Offering (other than a registered offering solely for the Company’s account), Block Trade involving multiple Holders by mutual agreement or Other Coordinated Offering involving multiple Holders by mutual agreement registered pursuant to a Registration Statement includes a secondary offering (irrespective of whether it includes any primary offering by the Company), each Demanding Holder shall be entitled to designate one (1) member of a committee (the “Pricing Committee”) that shall be formed by the Demanding Holders in respect of such secondary offering. The Pricing Committee shall determine by unanimous consent whether to accept the purchase price for the Registrable Securities presented by the Underwriters. Without prejudice to the rights described in Section 2.1.6, in the event that the Pricing Committee does not unanimously approve of the purchase price for the Registrable Securities, each Demanding Holder represented by a non-consenting member of the Pricing Committee shall elect not to sell its Registrable Securities (each, a “Withdrawal”). Following any Withdrawal, each designee of the Demanding Holders effecting a Withdrawal shall resign from the Pricing Committee and the remaining designees on the Pricing Committee shall determine by unanimous consent whether to proceed with or terminate such secondary offering and the purchase price to accept for the Registrable Securities. If all designees on the Pricing Committee effect a Withdrawal, the secondary offering shall automatically terminate.

2.1.5Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective total number of Registrable Securities held by each Demanding Holder and Requesting Holder (if any); provided that, if any Demanding Holder or Requesting Holder is a natural person, the Company shall include in such Underwritten Offering the Registrable Securities of such natural person, in an amount of up to $5 million or such Registrable Securities representing all of such natural person’s Registrable Securities, without any pro rata reduction) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as negotiated in good faith and agreed upon among the Company, the Demanding Holders participating in such Underwritten Shelf Takedown and the Underwriters.

2.1.6Withdrawal. Without prejudice to the rights described in Section 2.1.4(a), prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any GBT Equityholder or Sponsor Equityholder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the GBT Equityholders and the Sponsor Equityholders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4, unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if a GBT Equityholder or a Sponsor Equityholder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the GBT Equityholders or the Sponsor Equityholders, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2Piggyback Registration.

2.2.1Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for a rights offering, (vi) for a Block Trade, or (vii) for an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering, as negotiated in good faith and agreed upon among the Company, the Holders participating in such Underwritten Offering and the Underwriters. Notwithstanding the foregoing, the Sponsor may not exercise its “piggyback” registration rights after October 1, 2027.

2.2.2Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which

Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective total number of Registrable Securities held by each Holder (provided that, if any Demanding Holder or Requesting Holder is a natural person, the Company shall include in such Underwritten Offering the Registrable Securities of such natural person, in an amount of up to $5 million or such Registrable Securities representing all of such natural person’s Registrable Securities, without any pro rata reduction), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the total respective number of Registrable Securities held by each Holder (provided that, if any Demanding Holder or Requesting Holder is a natural person, the Company shall include in such Underwritten Offering the Registrable Securities of such natural person, in an amount of up to $5 million or such Registrable Securities representing all of such natural person’s Registrable Securities, without any pro rata reduction), which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.

2.2.3Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder that participates in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall execute a customary lock-up agreement (including customary exceptions) in favor of the Underwriters (in each case on substantially the same terms and conditions as all such Holders) to the effect that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement or pursuant to Section 2.2.2 or Section 2.2.3 of the Original GBT SHA (or any successor provisions thereto)), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent.

2.4Block Trades; Other Coordinated Offerings.

2.4.1Notwithstanding the foregoing but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a two (2) day or less marketing period (a “Block Trade”) or an otherwise coordinated registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, with an anticipated offering price of either (x) at least $20 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters in order to facilitate preparation of the prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, any Demanding Holder shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this Section 2.4.2.

2.4.3Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5Any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not constitute a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof; provided that the Company shall not be required to effect a Block Trade or Other Coordinated Offering on behalf of any Holder in any fiscal quarter during which such Holder has already participated in an Underwritten Shelf Takedown that was not reduced pursuant to Section 2.1.5 or 2.2.2 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request and as permitted by law, including distribution of Registrable Securities to a Holder’s members, security holders or partners), and pursuant thereto the Company shall:

3.1.1prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by (i) any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement, (ii) any GBT Equityholder or (iii) any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be reasonably necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10in the event of an Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter or other financial institutions facilitating such Underwritten Offering, Block Trade or Other Coordinated Offering to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11in the event of an Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, obtain a “comfort” letter from the Company’s independent registered public accountants in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12in the event of an Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13in the event of any Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;

3.1.14make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.15if the Registration involves the Registration of Registrable Securities involving an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;

3.1.16 in the event of any Underwritten Offering, obtain customary lock-up agreements from each executive officer and director of the Company to the extent requested by the Underwriters; and

3.1.17otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.

3.2Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and fees, applicable transfer taxes and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s

Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall, to the extent reasonably practicable and permitted by applicable law, specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than one occasion, or for not more than thirty (30) consecutive calendar days or more than one hundred and twenty (120) total calendar days, in each case during any twelve (12)-month period. In the event that the Company exercises the right to delay or suspend contemplated by the immediately precedent sentence of this Section 3.4.4, each of the Sponsor Equityholders and the GBT Equityholders shall be entitled to demand one additional Underwritten Shelf Takedown than they would otherwise be entitled to demand pursuant to the penultimate sentence of the first paragraph of Section 2.1.4 during the fiscal quarter in which such suspension or delay occurs or the immediately following fiscal quarter.

3.4.5Notwithstanding anything to the contrary set forth herein, the Company shall not provide any Holder with any material, nonpublic information regarding the Company other than to the extent that providing notice to such Holder hereunder constitutes material, nonpublic information regarding the Company.

3.5Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the

Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1Indemnification.

4.1.1The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities (including, for the avoidance of doubt, the GBT Equityholders), its officers, directors and agents, each person or entity who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

4.1.2In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows. Any notice or communication under this Agreement must be addressed, if to the Company, to c/o GBT US LLC, General Counsel’s Office 666 Third Avenue, New York, NY 10017, Attn: Eric J. Bock with required copies, which shall not constitute notice, to Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, NY 10001-8602, Attention: Gregory A. Fernicola and Michelle Gasaway, Email: gregory.fernicola@skadden.com and michelle.gasaway@skadden.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective ten (10) days after delivery of such notice as provided in this Section 5.1.

5.2Assignment; No Third Party Beneficiaries.

5.2.1Except as otherwise provided in this Section 5.2, this Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2Subject to Section 5.2.3 and Section 5.2.5, a Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer and such person agrees to become bound by the terms and provisions of this Agreement.

5.2.3No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

5.2.4Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment or delegation in violation of the terms of this Section 5.2 shall be null and void, ab initio.

5.2.5This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement, Section 4.1.1 and Section 5.2 hereof.

5.3Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

5.5Jurisdiction; Waiver of Jury Trial.

5.5.1Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.5.1.

5.5.2EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of (i) a Holder of at least five percent (5.0%) of the Registrable Securities, then the written consent of such Holder will also be required, (ii) a GBT Equityholder, then the written consent of such GBT Equityholder will also be required or (iii) the Sponsor Equityholders, so long as the Sponsor Equityholders and their Affiliates hold, in the aggregate, at least twenty-five percent (25.0%) of the Registrable Securities held by such Sponsor Equityholders as of the date hereof, then the written consent of a majority-in-interest of the Sponsor Equityholders will also be required; provided further that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Legacy GBT granted under any other agreement, including, but not limited to, the Original RRA, the Original GBT SHA, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.8Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

APOLLO STRATEGIC GROWTH CAPITAL

By:
Name:
Title:

HOLDERS:

[ ● ]

By:
Name:
Title:

Annex K

Form of Domesticated Acquiror Class B Common Stock Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND ARE BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE SECURITIES ACQUIRED HEREUNDER MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER.

ACQUIROR CLASS B COMMON STOCK SUBSCRIPTION AGREEMENT

THIS ACQUIROR CLASS B COMMON STOCK SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into as of [•], 2022, by and between Global Business Travel Group, Inc., a Delaware corporation (formerly known as Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares) (the “Company”), and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Subscriber”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement (as defined below).

WHEREAS, the Company and the Subscriber have entered into a Business Combination Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which (among other things and subject to the terms and conditions set forth therein), the Company and the Subscriber will effect the Closing DeSPAC Transactions; and

WHEREAS, in connection with the Transactions and pursuant to Section 2.1(g) of the Transaction Agreement, the Company desires to issue and sell to the Subscriber, and the Subscriber desires to subscribe for and purchase from the Company, the number of shares of Acquiror Class B Common Stock set forth on Schedule I hereto (such shares, the “Shares” and the subscription for such shares, the “Subscription”) and, in consideration therefor, the Subscriber shall pay to the Company the Acquiror Class B Common Stock Purchase Price.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, as follows:

1.Subscription for Class B Common Stock. Subject to the terms and conditions set forth in this Agreement and the Transaction Agreement, at the Closing, the Company shall issue and sell to the Subscriber, and the Subscriber shall subscribe for and purchase from the Company, the Shares and, in consideration therefor, the Subscriber shall pay to the Company the Acquiror Class B Common Stock Purchase Price.

2.Representations and Warranties of the Company. The Company hereby represents and warrants:

(a)that the Company is a corporation duly incorporated and is existing in good standing under the laws of the State of Delaware;
(b)that the Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby;
(c)that, as of the Closing Date, the Shares will be duly authorized, and when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation; and
(d)that this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception.

3.Representations and Warranties of the Subscriber. The Subscriber hereby represents and warrants that:

(a)the Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act;
(b)the Shares to be acquired by the Subscriber pursuant to this Agreement will be acquired for investment for the Subscriber’s own account (as set forth in the Transaction Agreement) and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same, other than distributing the Shares in accordance with Section 2.1(g) of the Transaction Agreement;
(c)at no time was the Subscriber presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Shares;
(d)the Subscriber has received or has had full access to all the information the Subscriber considers necessary or appropriate to make an informed investment decision with respect to the Subscription;
(e)the Subscriber represents that it has conducted and completed its own independent due diligence and has independently made its own analysis and decision with respect to the Subscription;
(f)the Subscriber has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Subscription, and to obtain additional information necessary to verify any information furnished to the Subscriber;
(g)the Subscriber is fully aware of: (i) the highly speculative nature of the Shares and (ii) the financial risks involved in the Subscription;
(h)the Subscriber has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect its own interest in connection with the Subscription and is financially capable of bearing a total loss of the value of the Shares;
(i)the Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of such investments;
(j)the Subscriber understands and acknowledges that, in reliance upon the representations and warranties made by the Subscriber herein, the Shares are not being registered with the SEC under the Securities Act or any state securities laws, but instead are being transferred under an exemption or exemptions from the registration and qualification requirements of the Securities Act and applicable state securities laws which impose certain restrictions on the Subscriber’s ability to transfer the Shares;
(k)the Subscriber acknowledges that, because the Shares have not been registered under the Securities Act, such shares will be subject to transfer restrictions and must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available;
(l)the Subscriber is aware of the restrictions on the use of Rule 144 promulgated under the Securities Act;
(m)the Subscriber acknowledges and agrees that it has been afforded a reasonable opportunity to consult with the financial or legal advisors of the Subscriber’s choosing with respect to the Subscription; and
(n)the Subscriber acknowledges and agrees that the Shares are subject to the restrictions on Transfer as set forth in the Acquiror Delaware Certificate, the Registration Rights Agreement and the Company Holders Support Agreement, in each case, as amended, restated or otherwise modified from time to time.

4.Certificate Restrictive Legends. Certificates or book entry records evidencing the Shares shall contain such restrictive legends as the Company and/or the Company’s counsel may deem necessary or advisable under applicable Law or pursuant to this Agreement, including, without limitation, the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND WERE OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THESE SECURITIES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER. IN ADDITION, THESE SECURITIES ARE SUBJECT TO THE

TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY’S CERTIFICATE OF INCORPORATION, THE COMPANY HOLDERS SUPPORT AGREEMENT DATED AS OF DECEMBER 2, 2021, BY AND AMONG THE COMPANY AND CERTAIN EQUITYHOLDERS OF SUBSCRIBER AND THE COMPANY (THE “COMPANY HOLDERS SUPPORT AGREEMENT”), AND THE AMENDED & RESTATED REGISTRATION RIGHTS AGREEMENT DATED AS OF [•], 2022, BY AND AMONG THE COMPANY AND CERTAIN EQUITY HOLDERS OF THE COMPANY (THE “REGISTRATION RIGHTS AGREEMENT”), AND ANY TRANSFER OF THESE SECURITIES MADE IN VIOLATION OF SUCH TRANSFER RESTRICTIONS SHALL BE VOID AB INITIO. THE HOLDER OF THE SECURITIES AGREES THAT IT WILL FURNISH TO THE COMPANY AND ITS TRANSFER AGENT SUCH CERTIFICATES, OPINIONS OF COUNSEL AND OTHER INFORMATION AS THEY MAY REASONABLY REQUEST TO CONFIRM THAT ANY TRANSFER OF THESE SECURITIES COMPLIES WITH APPLICABLE LAW AND THE TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY’S CERTIFICATE OF INCORPORATION, THE COMPANY HOLDERS SUPPORT AGREEMENT AND THE REGISTRATION RIGHTS AGREEMENT.”

5.Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

(a)If to the Company:

Global Business Travel Group, Inc.
666 Third Avenue
New York, NY 10017
Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn:Peter D. Serating; Thaddeus P. Hartmann
Email:Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

(b)If to the Subscriber:

GBT JerseyCo Limited
c/o GBT US LLC
General Counsel’s Office
666 Third Avenue

New York, NY 10017
Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn:Peter D. Serating; Thaddeus P. Hartmann
Email:Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

6.Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other party hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

7.Entire Agreement; Amendments.

(a)Entire Agreement. This Agreement, the Transaction Agreement and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Subscription and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective subsidiaries or affiliates relating to the Subscription. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Subscription exist between such parties except as expressly set forth in this Agreement and the Transaction Agreement.
(b)Amendments. Subject to the provisions of applicable Law, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

8.WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS AGREEMENT AND THE SUBSCRIPTION IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SUBSCRIPTION.

9.Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

10.Headings; Counterparts; Effectiveness. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any party hereto and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. Section 1.2 of the Transaction Agreement is hereby incorporated herein mutatis mutandis.

11.Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Subscription, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

12.Jurisdiction. Any Action based upon, arising out of or related to this Agreement or the Subscription, must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the parties hereto irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Subscription in any other court and (v) agrees to accept service of process in any such Action if given in the same manner for giving notices under Section 5 of this Agreement or in any other manner permitted by applicable Law. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.

13.Joint Negotiation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

14.Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that a party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall oppose the granting of specific performance and other equitable relief on the basis, or allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties acknowledge and agree that the right of specific enforcement is an integral part of the Subscription and without that right, neither party would have entered into this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first written above.

THE COMPANY:	GLOBAL BUSINESS TRAVEL GROUP, INC.

By:
Name:
Title:

THE SUBSCRIBER:	GBT JERSEYCO LIMITED

By:
Name:
Title:

[Signature Page to Acquiror Class B Common Stock Subscription Agreement]

Schedule I

Acquiror Class B Common Stock

Shares: [•]

Annex L

Form of Acquiror Subscribed Ordinary Shares Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND ARE BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE SECURITIES ACQUIRED HEREUNDER MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER.

ACQUIROR SUBSCRIBED ORDINARY SHARES SUBSCRIPTION AGREEMENT

THIS ACQUIROR SUBSCRIBED ORDINARY SHARES SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into as of [•], by and between GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Company”), and Global Business Travel Group, Inc., a Delaware corporation (formerly known as Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares) (the “Subscriber”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement (as defined below).

WHEREAS, the Company and the Subscriber have entered into a Business Combination Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which (among other things and subject to the terms and conditions set forth therein), the Company and the Subscriber will effect the Closing DeSPAC Transactions; and

WHEREAS, in connection with the Transactions and pursuant to Section 2.1(l) of the Transaction Agreement, the Company desires to issue and sell to the Subscriber, and the Subscriber desires to subscribe for and purchase from the Company, the number of shares of OpCo A Ordinary Shares and the number of OpCo Z Ordinary Shares, in each case, set forth on Schedule I hereto (such shares, collectively, the “Shares” and the subscription for such shares, the “Subscription”) and, in consideration therefor, the Subscriber shall pay to the Company the Acquiror Subscribed Ordinary Shares Purchase Price.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, as follows:

1.Subscription for OpCo A Ordinary Shares and OpCo Z Ordinary Shares. Subject to the terms and conditions set forth in this Agreement and the Transaction Agreement, at the Closing, the Company shall issue and sell to the Subscriber, and the Subscriber shall subscribe for and purchase from the Company, the Shares and, in consideration therefor, the Subscriber shall pay to the Company the Acquiror Subscribed Ordinary Shares Purchase Price.

2.Representations and Warranties of the Company. The Company hereby represents and warrants:

(a)that the Company is duly incorporated and validly existing and in good standing under the Laws of its jurisdiction of incorporation;

(b)that the Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby;

(c)that, as of the Closing Date, the Shares will be duly authorized, and when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation; and

(d)that this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception.

3.Representations and Warranties of the Subscriber. The Subscriber hereby represents and warrants that:

(a)the Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act;
(b)the Shares to be acquired by the Subscriber pursuant to this Agreement will be acquired for investment for the Subscriber’s own account (as set forth in the Transaction Agreement) and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same;
(c)at no time was the Subscriber presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Shares;
(d)the Subscriber has received or has had full access to all the information the Subscriber considers necessary or appropriate to make an informed investment decision with respect to the Subscription;
(e)the Subscriber represents that it has conducted and completed its own independent due diligence and has independently made its own analysis and decision with respect to the Subscription;
(f)the Subscriber has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Subscription, and to obtain additional information necessary to verify any information furnished to the Subscriber;
(g)the Subscriber is fully aware of: (i) the highly speculative nature of the Shares and (ii) the financial risks involved in the Subscription;
(h)the Subscriber has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect its own interest in connection with the Subscription and is financially capable of bearing a total loss of the value of the Shares;
(i)the Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of such investments;
(j)the Subscriber understands and acknowledges that, in reliance upon the representations and warranties made by the Subscriber herein, the Shares are not being registered with the SEC under the Securities Act or any state securities laws, but instead are being transferred under an exemption or exemptions from the registration and qualification requirements of the Securities Act and applicable state securities laws which impose certain restrictions on the Subscriber’s ability to transfer the Shares;
(k)the Subscriber acknowledges that, because the Shares have not been registered under the Securities Act, such shares will be subject to transfer restrictions and must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available;
(l)the Subscriber is aware of the restrictions on the use of Rule 144 promulgated under the Securities Act;
(m)the Subscriber acknowledges and agrees that it has been afforded a reasonable opportunity to consult with the financial or legal advisors of the Subscriber’s choosing with respect to the Subscription; and
(n)the Subscriber acknowledges and agrees that the Shares are subject to the restrictions on Transfer as set forth in the Company Memorandum of Association and the Company Articles of Association, in each case, as amended, restated or otherwise modified from time to time.

4.Certificate Restrictive Legends. Certificates or book entry records evidencing the Shares shall contain such restrictive legends as the Company and/or the Company’s counsel may deem necessary or advisable under applicable Law or pursuant to this Agreement, including, without limitation, the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND WERE OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THESE SECURITIES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER. IN ADDITION, THESE SECURITIES ARE SUBJECT TO THE TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY’S MEMORANDUM OF ASSOCIATION AND ARTICLES

OF ASSOCATION, AND ANY TRANSFER OF THESE SECURITIES MADE IN VIOLATION OF SUCH TRANSFER RESTRICTIONS SHALL BE VOID AB INITIO. THE HOLDER OF THE SECURITIES AGREES THAT IT WILL FURNISH TO THE COMPANY AND ITS TRANSFER AGENT SUCH CERTIFICATES, OPINIONS OF COUNSEL AND OTHER INFORMATION AS THEY MAY REASONABLY REQUEST TO CONFIRM THAT ANY TRANSFER OF THESE SECURITIES COMPLIES WITH APPLICABLE LAW AND THE TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY’S MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION.”

5.Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

(a)If to the Company:

GBT JerseyCo Limited
c/o GBT US LLC
General Counsel’s Office
666 Third Avenue
New York, NY 10017
Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn:     Peter D. Serating; Thaddeus P. Hartmann
Email:    Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

(b)If to the Subscriber:

Global Business Travel Group, Inc.
666 Third Avenue
New York, NY 10017
Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn:    Peter D. Serating; Thaddeus P. Hartmann
Email:   Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

6.Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other party hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

7.Entire Agreement; Amendments.

(a)Entire Agreement. This Agreement, the Transaction Agreement and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Subscription and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective subsidiaries or affiliates relating to the Subscription. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Subscription exist between such parties except as expressly set forth in this Agreement and the Transaction Agreement.

(b)Amendments. Subject to the provisions of applicable Law, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

8.WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS AGREEMENT AND THE SUBSCRIPTION IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SUBSCRIPTION.

9.Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

10.Headings; Counterparts; Effectiveness. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any party hereto and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. Section 1.2 of the Transaction Agreement is hereby incorporated herein mutatis mutandis.

11.Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Subscription, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

12.Jurisdiction. Any Action based upon, arising out of or related to this Agreement or the Subscription, must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the parties hereto irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Subscription in any other court and (v) agrees to accept service of process in any such Action if given in the same manner for giving notices under Section 5 of this Agreement or in any other manner permitted by applicable Law. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.

13.Joint Negotiation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

14.Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that a party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall oppose the granting of specific performance and other equitable relief on the basis, or allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties acknowledge and agree that the right of specific enforcement is an integral part of the Subscription and without that right, neither party would have entered into this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first written above.

THE COMPANY:	GBT JERSEYCO LIMITED

By:
Name:
Title:

THE SUBSCRIBER:	GLOBAL BUSINESS TRAVEL GROUP, INC.

By:
Name:
Title:

[Signature Page to Acquiror Subscribed Ordinary Shares Subscription Agreement]

Schedule I

OpCo A Ordinary Shares and OpCo Z Ordinary Shares

OpCo A Ordinary Shares: [•]

OpCo Z Ordinary Shares: 1

Annex M

Form of Acquiror Domesticated Class B Common Stock Distribution Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND ARE BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE SECURITIES ACQUIRED HEREUNDER MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER.

ACQUIROR CLASS B COMMON STOCK DISTRIBUTION AGREEMENT

THIS ACQUIROR CLASS B COMMON STOCK DISTRIBUTION AGREEMENT (this “Agreement”) is entered into as of [•], 2022, by and among GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Company”), American Express Travel Holdings Netherlands Coöperatief U.A., a cooperative organized under the laws of the Netherlands (“Amex”), Juweel Investors (SPC) Limited, an exempted segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands (“Juweel”), and EG Corporate Travel Holdings LLC, a Delaware limited liability company (“Expedia” and each of Amex, Juweel and Expedia, a “Transferee” and collectively, the “Transferees”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement (as defined below).

WHEREAS, Global Business Travel Group, Inc., a Delaware corporation (formerly known as Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares) (“Pubco”), and the Company have entered into a Business Combination Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which (among other things and subject to the terms and conditions set forth therein), Pubco and the Company will effect the Closing DeSPAC Transactions;

WHEREAS, in connection with the Transactions and pursuant to Section 2.1(g) of the Transaction Agreement, Pubco issued and sold to the Company, and the Company subscribed for and purchased from Pubco, the number of shares of Acquiror Class B Common Stock set forth on Schedule I hereto (the subscription for such shares, the “Subscription”) and, in consideration therefor, the Company paid to Pubco the Acquiror Class B Common Stock Purchase Price; and

WHEREAS, immediately following the Subscription, the Company desires to distribute, transfer and assign to each Transferee, and each Transferee desires to acquire and accept from the Company, the number of shares of Acquiror Class B Common Stock set forth opposite such Transferee’s name on Schedule II hereto (such shares distributed to such Transferee, the “Shares” and the distribution of such Shares, the “Distribution”) and the Distribution shall be in partial consideration for the redemption and cancellation by the Company of each Company Ordinary Share held by each Transferee pursuant to Section 2.1(h) of the Transaction Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, as follows:

1.Transfer of Class B Common Stock. Subject to the terms and conditions set forth in this Agreement and the Transaction Agreement, following the Subscription, the Company shall distribute, transfer and assign to each Transferee, and each Transferee, severally and not jointly, shall receive, acquire and accept from the Company, all of the Company’s right, title, and interest in, and to, the Shares, and the Distribution shall be in partial consideration for the redemption and cancellation by the Company of each Company Ordinary Share held by each Transferee pursuant to Section 2.1(h) of the Transaction Agreement.

2.Representations and Warranties of the Company. The Company hereby represents and warrants to each Transferee:

(a)that the Company is duly incorporated and validly existing and in good standing under the Laws of its jurisdiction of incorporation;

(b)that the Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby;

(c)that the Shares, when delivered to such Transferee in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights or similar rights created under the Pubco’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation; and

(d)that this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception.

3.Representations and Warranties of each Transferee. Each Transferee, severally and not jointly with the other Transferees, hereby represents and warrants that:

(a)the Transferee is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act;

(b)the Shares to be acquired by the Transferee pursuant to this Agreement will be acquired for investment for the Transferee’s own account (as set forth in the Transaction Agreement) and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Transferee has no present intention of selling, granting any participation in, or otherwise distributing the same;

(c)at no time was the Transferee presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Shares;

(d)the Transferee has received or has had full access to all the information the Transferee considers necessary or appropriate to make an informed investment decision with respect to the Distribution;

(e)the Transferee represents that it has conducted and completed its own independent due diligence and has independently made its own analysis and decision with respect to the Distribution;

(f)the Transferee has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Distribution, and to obtain additional information necessary to verify any information furnished to the Transferee;

(g)the Transferee is fully aware of: (i) the highly speculative nature of the Shares and (ii) the financial risks involved in the Distribution;

(h)the Transferee has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect its own interest in connection with the Distribution and is financially capable of bearing a total loss of the value of the Shares;

(i)the Transferee understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of such investments;

(j)the Transferee understands and acknowledges that, in reliance upon the representations and warranties made by the Transferee herein, the Shares are not being registered with the SEC under the Securities Act or any state securities laws, but instead are being transferred under an exemption or exemptions from the registration and qualification requirements of the Securities Act and applicable state securities laws which impose certain restrictions on the Transferee’s ability to transfer the Shares;

(k)the Transferee acknowledges that, because the Shares have not been registered under the Securities Act, such shares will be subject to transfer restrictions and must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available;

(l)the Transferee is aware of the restrictions on the use of Rule 144 promulgated under the Securities Act;

(m)the Transferee acknowledges and agrees that it has been afforded a reasonable opportunity to consult with the financial or legal advisors of the Transferee’s choosing with respect to the Distribution; and

(n)the Transferee acknowledges and agrees that the Shares are subject to the restrictions on Transfer as set forth in the Acquiror Delaware Certificate, the Registration Rights Agreement and the Company Holders Support Agreement, in each case, as amended, restated or otherwise modified from time to time.

4.Certificate Restrictive Legends. Certificates or book entry records evidencing the Shares shall contain such restrictive legends as the Company and/or the Company’s counsel may deem necessary or advisable under applicable Law or pursuant to this Agreement, including, without limitation, the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND WERE OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THESE SECURITIES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS PURSUANT TO REGISTRATION OR EXEMPTION FROM REGISTRATION REQUIREMENTS THEREUNDER. IN ADDITION, THESE SECURITIES ARE SUBJECT TO THE TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY’S CERTIFICATE OF INCORPORATION, THE COMPANY HOLDERS SUPPORT AGREEMENT DATED AS OF [•], 2022, BY AND AMONG PUBCO AND CERTAIN EQUITYHOLDERS OF PUBCO AND THE COMPANY (THE “COMPANY HOLDERS SUPPORT AGREEMENT”), AND THE AMENDED & RESTATED REGISTRATION RIGHTS AGREEMENT DATED AS OF [•], 2022, BY AND AMONG THE COMPANY AND CERTAIN EQUITY HOLDERS OF THE COMPANY (THE “REGISTRATION RIGHTS AGREEMENT”), AND ANY TRANSFER OF THESE SECURITIES MADE IN VIOLATION OF SUCH TRANSFER RESTRICTIONS SHALL BE VOID AB INITIO. THE HOLDER OF THE SECURITIES AGREES THAT IT WILL FURNISH TO THE COMPANY AND ITS TRANSFER AGENT SUCH CERTIFICATES, OPINIONS OF COUNSEL AND OTHER INFORMATION AS THEY MAY REASONABLY REQUEST TO CONFIRM THAT ANY TRANSFER OF THESE SECURITIES COMPLIES WITH APPLICABLE LAW AND THE TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY’S CERTIFICATE OF INCORPORATION, THE COMPANY HOLDERS SUPPORT AGREEMENT AND THE REGISTRATION RIGHTS AGREEMENT.”

5.Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

(a)	If to the Company:

GBT JerseyCo Limited
c/o GBT US LLC
General Counsel’s Office
666 Third Avenue
New York, NY 10017
Attn: Eric J. Bock

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn:     Peter D. Serating; Thaddeus P. Hartmann
Email:    Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

(b)	If to the Transferee, to such Transferee’s address or electronic mail address as shown on such Transferee’s signature page to this agreement,

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

6.Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other party hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

7. Entire Agreement; Amendments.

(a)Entire Agreement. This Agreement, the Transaction Agreement and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Distribution and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective subsidiaries or affiliates relating to the Distribution. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Distribution exist between such parties except as expressly set forth in this Agreement and the Transaction Agreement.

(b)Amendments. Subject to the provisions of applicable Law, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

8.WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS AGREEMENT AND THE DISTRIBUTION IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE DISTRIBUTION.

9.Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

10.Headings; Counterparts; Effectiveness. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any party hereto and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. Section 1.2 of the Transaction Agreement is hereby incorporated herein mutatis mutandis.

11.Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Distribution, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

12.Jurisdiction. Any Action based upon, arising out of or related to this Agreement or the Distribution, must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the parties hereto irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iv) agrees not to bring any Action arising out of or relating to this Agreement or the Distribution in any other court and (v) agrees to accept service of process in any such Action if given in the same manner for giving notices under Section 5 of this Agreement or in any other manner permitted by applicable Law. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.

13.Joint Negotiation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

14.Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that a party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall oppose the granting of specific performance and other equitable relief on the basis, or allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties acknowledge and agree that the right of specific enforcement is an integral part of the Distribution and without that right, neither party would have entered into this Agreement.

15.Third Party Beneficiary. The parties hereto agree that Pubco shall be deemed a third party beneficiary of Section 3 of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first written above.

THE COMPANY:	GBT JERSEYCO LIMITED

By:
Name:
Title:

[Signature Page to Acquiror Class B Common Stock Distribution Agreement]

AMEX:	AMERICAN EXPRESS TRAVEL HOLDINGS NETHERLANDS COÖPERATIEF U.A.

By:
Name:
Title:

Address:

Email:

[Signature Page to Acquiror Class B Common Stock Distribution Agreement]

JUWEEL:	JUWEEL INVESTORS (SPC) LIMITED

By:
Name:
Title:

Address:

Email:

[Signature Page to Acquiror Class B Common Stock Distribution Agreement]

EXPEDIA:	EG CORPORATE TRAVEL HOLDINGS LLC

By:
Name:
Title:

Address:

Email:

Schedule I

Acquiror Class B Common Stock

Shares of Acquiror Class B Common Stock: [•]

Schedule II

Acquiror Class B Common Stock Distribution

Name	Shares
American Express Travel Holdings Netherlands Coöperatief U.A.	[•]
Juweel Investors (SPC) Limited	[•]
EG Corporate Travel Holdings LLC	[•]

Annex N

Form of PIPE Subscription Agreement

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on December 2, 2021, by and between Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares (the “Company”), and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (“Target”), are entering into a definitive agreement (as amended, modified, supplemented or waived from time to time, the “Transaction Agreement”) pursuant to which, in connection with the Closing (as defined below), the Company and the Target will effect the Closing DeSPAC Transactions (as defined in the Transaction Agreement) (together with the other transactions contemplated therein, the “Transactions”);

WHEREAS, in connection with the Closing, the Company will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended, and the applicable provisions of the Cayman Islands Companies Act (2021 Revision), as amended (the “Domestication”);

WHEREAS, in connection with the Transactions, following the Domestication, Subscriber desires to subscribe for and purchase from the Company that number of shares of the Company’s Class A common stock, par value $0.0001 per share, as such shares will exist following the Domestication (the “Class A Common Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, the Company is entering into (a) separate subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Subscribers”) in a form substantially similar to this Subscription Agreement, and (b) one or more subscription agreements (the “Insider Subscription Agreements”) with certain related party or strategic investors (collectively, the “Insider PIPE Subscribers”) pursuant to which such Other Subscribers and Insider PIPE Subscribers have agreed to purchase additional Class A Common Shares on the [Transaction]1 Closing Date (as defined below).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.Subscription. Subject to the terms and conditions hereof, at the Closing, Subscriber hereby agrees to subscribe for and purchase (or to cause an affiliate of Subscriber to purchase), and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Subscriber acknowledges and agrees that, as a result of the Domestication, the Subscribed Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation and not shares in a Cayman Islands exempted company.

Section 2.Closing.

(a)The consummation of the Subscription contemplated hereby (the “Closing”) shall occur immediately prior to or substantially concurrently with the consummation of the Transactions and the satisfaction or valid waiver of the other conditions set forth herein (the “Closing Date”).

[In place of the above, the below will be included for mutual funds:

The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on a closing date (the “Closing Date”) specified in the Closing Notice (as defined below), which date shall be no more than two (2) business days immediately prior to the anticipated closing date of the Transactions (the “Transaction Closing Date”).]

1    To be used for mutual fund Subscribers.

(b)At least five (5) Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the anticipated Closing Date (the “Funding Date”), Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing Date, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, at the Closing (1) the Purchase Price shall be released from escrow automatically and without further action by the Company or Subscriber and (2) the Company shall deliver to Subscriber (A) the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws or imposed by the Subscriber), in the name of Subscriber (or its nominee or custodian, as applicable, in accordance with its delivery instructions), and (B) as promptly as practicable (but not more than 24 hours after the Closing), a copy of the records of the Company’s transfer agent or other evidence showing Subscriber (or such nominee or custodian, as applicable) as the owner of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice (the “Closing Outside Date”), unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the Closing Outside Date) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed repurchased and cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company in escrow following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York. Upon request by Subscriber, the Company will provide a completed Form W-9 or appropriate Form W-8, as applicable, concurrent with, or prior to, the delivery of the Closing Notice.

[In place of the above, the below will be included for mutual funds:

At least five (5) Business Days before the anticipated Transaction Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Transaction Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. On the Closing Date, Subscriber shall deliver, subject to the conditions set forth in this Section 2, the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. On the Closing Date and prior to the release of the Purchase Price by the Subscriber, the Company shall deliver to Subscriber (A) the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws or imposed by the Subscriber), in the name of Subscriber (or its nominee or custodian, as applicable, in accordance with its delivery instructions), and (B) as promptly as practicable (but not more than 24 hours after the Closing Date), a copy of the records of the Company’s transfer agent or other evidence showing Subscriber (or such nominee or custodian, as applicable) as the owner of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Transaction Closing Date specified in the Closing Notice (the “Closing Outside Date”), unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than two (2) Business Days after the Closing Outside Date) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed repurchased and cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Transaction Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. The Subscriber hereby acknowledges and agrees that (a) to the extent the Company requests that the Closing occur on the second business day immediately preceding the expected Transaction Closing Date, such Closing may occur prior to the Domestication and (b) to the extent such Closing occurs prior to the Domestication, the Subscriber will receive the applicable number of Class A ordinary shares of the Company, at such Closing, which shares shall be converted or exchanged into shares of the Delaware corporation pursuant to the Domestication. For the purposes of this Subscription

Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York. Upon request by Subscriber, the Company will provide a completed Form W-9 or appropriate Form W-8, as applicable, concurrent with, or prior to, the delivery of the Closing Notice.]

(c)The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

no suspension of the offering or sale of the Subscribed Shares or of the trading of the Class A Common Shares shall have been initiated or, to the Company’s knowledge, threatened by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) and be continuing, and the Subscribed Shares shall have been approved for listing on the New York Stock Exchange (“NYSE”), subject to official notice of issuance;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been [or are reasonably expected to be][2] satisfied or waived in accordance with the Transaction Agreement other than those conditions that by their terms are to be satisfied at the Closing (but subject to the satisfaction or waiver thereof);

(iii)	the Closing shall be substantially concurrent with the consummation of the Transactions as set forth in this Section 2; and
(iv)

no court of competent jurisdiction or applicable governmental authority shall have enacted, promulgated, issued, enforced or entered, or to the Company’s knowledge, instituted a proceeding seeking to impose, any judgment, law, rule, regulation or order which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise enjoining or prohibiting consummation of the transactions contemplated hereby.

(d)In addition to the conditions set forth in Section 2(c), the obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “Subscriber Material Adverse Effect” (as defined below) or another similar materiality qualification set forth herein, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “Subscriber Material Adverse Effect” or another similar materiality qualification set forth herein, which representations and warranties shall be true and correct in all respects) as of such date), in each case without giving effect to the consummation of the Transactions; and

(ii)

Subscriber shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

2     To be used for mutual fund Subscribers

(e)In addition to the conditions set forth in Section 2(c), the obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “Company Material Adverse Effect” (as defined below) or another similar materiality qualification set forth herein, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “Company Material Adverse Effect” or another similar materiality qualification set forth herein, which representations and warranties shall be true and correct in all respects) as of such date), in each case without giving effect to the consummation of the Transactions;

(ii)

the Company shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)

the Transaction Agreement (as in effect on the date hereof) (other than the condition in Section 8.3(d) of the Transaction Agreement, or the effects thereof) shall not have been amended, modified or waived by the Company in a manner that would reasonably be expected to materially adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement.

(f)Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested by the Company in order for the Company to issue the Subscribed Shares to Subscriber.

Section 3.Company Representations and Warranties. The Company represents and warrants to Subscriber and the Placement Agents (as defined below) that:

(a)The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. As of the Closing Date, following the Domestication, the Company will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect which would have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or prevents or materially impairs or otherwise has a material adverse effect on the legal authority or the ability of the Company to timely perform its obligations under this Subscription Agreement or the Transaction Agreement, including the issuance and sale of the Subscribed Shares.

(b)As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date and as in effect at the time of issuance), by any contract to which the Company is a party or by which it is bound, or the laws of its jurisdiction of incorporation (including, for the avoidance of doubt, the Delaware General Corporation Law).

(c)This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d)The execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, in each case, that would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity of the Subscribed Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity of the Subscribed Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement.

(e)Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including NYSE) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filings required pursuant to Section 5 below, (iii) filings required by the SEC or NYSE, including with respect to obtaining stockholder approval, (iv) filings required to consummate the Transactions as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vi) in connection with or as a result of the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the Commission staff on April 12, 2021 or any subsequent guidance, statements, change in presentation or interpretations issued by the Commission or the Commission staff or otherwise relating thereto (collectively, the “SEC Statement”) or other accounting matter generally applicable to special purpose acquisition companies (“SPAC Accounting Issues”) and (vii) any consent, waiver, authorization, order, notice, filing or registration the failure of which to make or obtain would not be reasonably likely to have a Company Material Adverse Effect.

(f)Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Subscribed Shares by the Company to Subscriber and the Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(g)Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

(h)The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber could become liable. Except for Morgan Stanley & Co. LLC (“Morgan Stanley”), Apollo Global Securities, LLC (“AGS”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Evercore Group L.L.C. (“Evercore”) (collectively, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(i)As of their respective filing dates or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, all reports required to be filed by the Company with the SEC (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that notwithstanding anything to the contrary in this Subscription Agreement, no representation or warranty is made under this Subscription Agreement or otherwise as to the accounting treatment of the Company’s issued and outstanding warrants, other securities or any other initial public offering matter, or as to any deficiencies in disclosure (including with respect to accounting and disclosure controls) arising from the SEC Statement or any SPAC Accounting Issues, in any SEC Reports, nor shall any correction, amendment or restatement of the Company’s filings or financial statements due wholly or in part to the SEC Statement or any SPAC Accounting Issues, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by the Company. The financial statements of the Company included in the SEC Reports were prepared in accordance with generally accepted accounting principles in the United States, consistently applied, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, which shall be deemed to supersede such original filing, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited financial statements, to normal, year-end audit adjustments and the absence of certain footnotes and other presentation items as is permissible under generally accepted accounting principles. Except as disclosed in the Company’s SEC Reports, the Company has timely filed each SEC Report that the Company was required to file with the SEC since the Company’s completion of the IPO. A copy of each SEC Report is available to Subscriber via the SEC’s EDGAR system. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(j)As of the date hereof, the issued and outstanding Cayman Class A ordinary shares of the Company are, and as of the Closing Date, the issued and outstanding Class A Common Shares will be, registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the NYSE under the symbol “APSG” (it being understood that the trading symbol will be changed in connection with the Transaction). Except as disclosed in the SEC Reports, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by NYSE or the SEC, respectively, to prohibit or terminate the listing of the Company’s shares on NYSE or to deregister the shares under the Exchange Act, excluding, for purposes of clarity, the customary ongoing review by the NYSE of the Company’s continued listing application in connection with the Transactions. Other than to effectuate the Domestication, the Company has taken no action that is designed to terminate the registration of the Company’s shares under the Exchange Act. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters arise from or relate to the SEC Statement or any SPAC Accounting Issues and, in such case, such matters shall not constitute a breach of any representation or warranty by the Company, except to the extent that any of the foregoing would reasonably be expected to prevent or materially impair or otherwise have a material adverse effect with respect to (i) the issued and outstanding Class A Common Shares being registered pursuant to Section 12(b) of the Exchange Act on the Closing Date, (ii) the issued and outstanding Class A Common Shares being listed for trading on the NYSE (subject to official notice of issuance) on the Closing Date, or (iii) the legal authority or the ability of the Company to timely perform its obligations under this Subscription Agreement or the Transaction Agreement (including the issuance and sale of the Subscribed Shares) on the Closing Date.

(k)Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, as of the date hereof and as of the Closing Date, neither the Company nor any affiliate thereof has entered into any side letter or similar agreement (including any oral agreements) with any Other Subscriber in connection with such Other Subscriber’s investment in the Company pursuant to its Other Subscription Agreement (other than any side letter or similar agreement which both (A) does not confer on such Other Subscriber any additional economic benefit in relation to its Other Subscription Agreement which benefit was not offered to Subscriber and (B) relates to the transfer of (i) securities of the Company by existing securityholders of the Company, which may be effectuated as a forfeiture to the Company and reissuance, or (ii) securities to be issued pursuant to or as contemplated by the Transaction Agreement). No Other Subscription Agreement [or Insider Subscription Agreement]3 includes economic terms or conditions that are materially more advantageous to any such Other Subscriber [or Insider PIPE Subscriber]4 than Subscriber hereunder, and such Other Subscription Agreements [and Insider Subscription Agreements]5 have not been amended or modified (including through releases and waivers) with respect to such terms or conditions in any material respect following the date of this Subscription Agreement[; provided that the foregoing shall not apply to any commercial or strategic agreements entered into by the Company and any Insider PIPE Subscriber]6. The Other Subscription Agreements and the Insider Subscription Agreements reflect the same Per Share Price and are with respect to the same class of common stock as being acquired hereunder.

(l)Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Subscription Agreement, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority or court of competent jurisdiction pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

3     To be used for Insider Subscription Agreements.

4     To be used for Insider Subscription Agreements.

5     To be used for Insider Subscription Agreements.

6     To be used for Insider Subscription Agreements.

(m)The Company is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication from a governmental entity alleging that the Company is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For the avoidance of doubt, this representation and warranty shall not apply to the extent any of the foregoing matters or communications arise from or relate to the SEC Statement or any SPAC Accounting Issues and, in such case, such matters or communications shall not constitute a breach of any representation or warranty by the Company, except to the extent that any of the foregoing would reasonably be expected to prevent or materially impair or otherwise have a material adverse effect with respect to (i) the issued and outstanding Class A Common Shares being registered pursuant to Section 12(b) of the Exchange Act on the Closing Date, (ii) the issued and outstanding Class A Common Shares being listed for trading on the NYSE (subject to official notice of issuance) on the Closing Date, or (iii) the legal authority or the ability of the Company to timely perform its obligations under this Subscription Agreement or the Transaction Agreement (including the issuance and sale of the Subscribed Shares) on the Closing Date.

(n)The Company is not, and immediately after receipt of payment for the Subscribed Shares and prior to the closing of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(o)The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Subscribed Shares hereunder, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Subscriber shall not be required to provide the Company with any notice thereof; provided, however, that the Company shall not be required to take any action (or refrain from taking any action) in connection with any such pledge.

Section 4.Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and the Placement Agents that:

(a)Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b)This Subscription Agreement has been duly authorized, executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c)The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d)Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an institutional “accredited investor,” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Annex A). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the investors are institutional accredited investors, and is an “institutional account” as defined by FINRA Rule 4512(c). Subscriber is a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Accordingly, Subscriber understands that the purchase of the Subscribed Shares meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), FINRA RULE 5123(b)(1)(C) or (J), and complies with Regulation Best Interest and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(e)Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and that the Subscribed Shares have not been registered under the Securities Act and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur in an “offshore transaction” within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act, provided that all of the applicable conditions thereof have been met (including, without limitation, those set forth in Rule 144(i)) or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates or book-entry records representing the Subscribed Shares shall contain a legend to such effect. Subscriber acknowledges that the Subscribed Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Subscribed Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the filing of “Form 10 information” with the Commission after the Closing Date. Subscriber understands that it has been advised to consult legal, tax and accounting advisors prior to making any offer, resale, pledge, disposition or transfer of any of the Subscribed Shares.

(f)Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, the Target, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in Section 3 of this Subscription Agreement. Subscriber acknowledges that certain information provided to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. No disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Subscribed Shares. In connection with the issuance and sale of the Subscribed Shares, none of the Placement Agents has acted as a financial advisor or fiduciary to the Subscriber. None of the Placement Agents or any of their respective directors, officers, employees, representatives or controlling persons has made any independent investigation with respect to the Company, the Subscribed Shares or the completeness or accuracy of any information provided to Subscriber. Subscriber agrees that none of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares.

(g)In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations and warranties in Section 3. Subscriber acknowledges and agrees that Subscriber has received or had access to, and an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including, without limitation, with respect to the Company and its subsidiaries and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission and any disclosure documents provided by or on behalf of the Company in connection with the Subscription and that no statement or printed material which is contrary to the disclosure documents has been made or given to the Subscriber by or on behalf of the Company. Subscriber acknowledges and agrees that none of the Placement Agents, or any affiliate of the Placement Agents, has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Placement Agents or any of their respective affiliates has made or makes, or will make any representation or warranty, whether express or implied, as to the Company or the quality or value of the Subscribed Shares or of any other kind or character, and the Placement Agents and any of their respective affiliates may have acquired nonpublic information with respect to the Company which Subscriber agrees need not be provided to it.

(h)Subscriber acknowledges that no Placement Agent will have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the offer and sale of the Subscribed Shares or in connection with the Business Combination or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, the Target, the Placement or the Business Combination. No Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgements, awards, liabilities, costs, expenses, or disbursements incurred by such purchaser), whether in contract, tort or otherwise, to such purchaser, or to any person claiming through such purchaser, in respect to the offer and sale of the Subscribed Securities.

(i)Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our prospective investment in the Subscribed Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment. Subscriber has sought such accounting, legal and tax advice as such Subscriber has considered necessary to make an informed investment decision and is not relying on the Placement Agents for such advice.

(j)Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, the Target or their respective representatives or affiliates, or by means of contact from the Placement Agents and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or their respective representatives or affiliates or by contact between Subscriber and the Placement Agents. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(k)Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges and agrees that neither the Company nor any of its affiliates has provided any tax advice to Subscriber or made any representations or warranties or guarantees to Subscriber regarding the tax treatment of its investment in the Subscribed Shares.

(l)Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(m)Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(n)Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that it maintains, to the extent required, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons and to ensure that the funds held by

Subscriber and used to purchase the Subscribed Shares are derived from lawful activities. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons; (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Subscription Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (iii) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (1) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (2) the European Union and enforced by its member states, (3) the United Nations, (4) Her Majesty’s Treasury and (5) the Cayman Islands.

(o)Except as disclosed in writing to the Company prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(p)If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transactions Parties”) as the Plan’s fiduciary or for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Subscribed Shares will result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any similar law or regulation.

(q)On the [Funding/Closing]7 Date, Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2.

(r)No broker or finder is entitled to any brokerage or finder’s fee or commission payable by Subscriber solely in connection with the sale of the Subscribed Shares to Subscriber based on any arrangement entered into by or on behalf of Subscriber.

(s)Subscriber acknowledges and is aware that (i) the Placement Agents are each acting as the Company’s joint placement agent, (ii) Credit Suisse and Morgan Stanley are serving as financial advisors to the Target in connection with the Transactions, (iii) Evercore is acting as financial advisor to the Company in connection with the Transactions and (iv) AGS is an affiliate of Apollo Global Management, Inc. (“AGM”). Subscriber (i) understands and acknowledges that Credit Suisse’s and Morgan Stanley’s role as financial advisor to the Target may give rise to potential conflicts of interest or the appearance thereof, and Subscriber hereby waives any conflict of interest or similar claim against Credit Suisse and Morgan Stanley arising out of Credit Suisse and Morgan Stanley acting as the Company’s placement agent and Evercore acting as financial advisor to the Target or any other activities, relationships or arrangements entered into in connection with the Transactions and agrees that it will not assert any such conflict of interest or similar claim at any point in time and (ii) understands and acknowledges that AGS’s relationship with AGM or any of AGM’s affiliates or affiliated funds may give rise to potential conflicts of interest or the appearance thereof, and Subscriber hereby waives any conflict of interest or similar claim against AGS arising out of AGS acting as the Company’s placement agent and AGS’s relationship with AGM or any of AGM’s affiliates and agrees that it will not assert any such conflict of interest or similar claim at any point in time.

7     “Closing Date” to be used for mutual fund Subscribers. “Funding Date” to be used for all other Subscribers.

(t)Subscriber acknowledges that the Company continues to review the SEC Statement and the SPAC Accounting Issues and their respective implications, including on the financial statements and other information included in its SEC Reports, and any restatement, revision or other modification of the SEC Reports relating to or arising from such review, any subsequent related agreements or other guidance from the Commission staff with respect to the SEC Statement or any SPAC Accounting Issues shall be deemed not material for purposes of this Subscription Agreement, except to the extent that any of the foregoing would reasonably be expected to prevent or materially impair or otherwise have a material adverse effect with respect to (i) the issued and outstanding Class A Common Shares being registered pursuant to Section 12(b) of the Exchange Act on the Closing Date, (ii) the issued and outstanding Class A Common Shares being listed for trading on the NYSE (subject to official notice of issuance) on the Closing Date, or (iii) the legal authority or the ability of the Company to timely perform its obligations under this Subscription Agreement or the Transaction Agreement (including the issuance and sale of the Subscribed Shares) on the Closing Date.

Section 5.Registration of Subscribed Shares.

(a)The Company agrees that the Company will submit or file with the Commission (at the Company’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Subscribed Shares which are eligible for registration (determined as of two (2) business days prior to such submission or filing) no later than (i) thirty (30) calendar days after the [Transaction]8 Closing Date or (ii) if the Company’s 2021 audited financial statements are required to be included in such Registration Statement, ninety (90) calendar days following the Company’s most recent fiscal year end, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the Commission reviews and has written comments to the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. The Company will use its commercially reasonable efforts to provide a draft of the Registration Statement to Subscriber for review at least three (3) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such Subscribed Shares not included in the Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, and to keep the Registration Statement free from any material misstatements or omissions, until the earlier of (i) three (3) years from the issuance of the Subscribed Shares, (ii) the date on which Subscriber ceases to hold any Subscribed Shares, or (iii) the first date on which Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The period of time during which the Company is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period.” For the avoidance of doubt, any failure by the Company to file the Registration Statement by the deadline noted above or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement as set forth above in this Section 5.

8     To be used for mutual fund Subscribers.

(b)If requested by a Holder, the Company shall reasonably cooperate with the Holder, and the Holder shall provide the Company with such certifications and other documentation (including, if required by the Company or the transfer agent, having such Holder provide the Company with an opinion of counsel, in form and substance reasonably acceptable to the Company), to effect the removal of the legend described in Section 4(e), and for the Company to issue, or cause its transfer agent to issue, a certificate or book-entry position without such legend to the Holder if (i) such Subscribed Shares are being sold under the Registration Statement, (ii) such sale, assignment or transfer of the Subscribed Shares may be made without registration under the applicable requirements of the Securities Act, (iii) the Subscribed Shares are sold, assigned or transferred pursuant to Rule 144, or (iv) the Subscribed Shares are eligible to be sold without restriction under, and without the requirement for the Company to be in compliance with the current public information requirements of, Rule 144. The Company shall be responsible for the fees of its transfer agent, its legal counsel and all fees of The Depository Trust Company associated with the foregoing. From and after such time as the benefits of Rule 144 or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Company to the public without registration are available to holders of the Company’s common stock, for so long as Subscriber holds Subscribed Shares, the Company shall, at its expense, make and keep public information available, as those terms are understood and defined in Rule 144; use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Subscribed Shares under Rule 144 for so long as Subscriber holds any Subscribed Shares; and furnish to Subscriber, promptly upon Subscriber’s reasonable request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration. “Subscribed Shares” shall be deemed to include, as of any date of determination, any equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event. “Holder” shall mean Subscriber or any affiliate of Subscriber to which the rights under this Section 5 shall have been assigned. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber or its permitted assigns, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided, however, that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. With respect to the information to be provided by Subscriber pursuant to the foregoing sentence, the Company shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone the submission, filing or effectiveness of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement (i) if it determines, based on the advice of its legal counsel, that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, (ii) if the negotiation or consummation of a bona fide business or financing transaction of the Company is pending and, in the good faith judgment of the Company’s board of directors, upon the advice of its legal counsel, such submission, filing or effectiveness or use of such Registration Statement, would require additional disclosure by the Company in the Registration Statement that the board determines the Company has a bona fide business purpose for not making such information public, (iv) if such delay or suspension arises out of, or is a result of, or is related to or is in connection with the SEC Statement or a SPAC Accounting Issue, or any related disclosure or (v) if the Commission issues any stop order suspending the effectiveness of any Registration Statement or indicates the intention to initiate any proceedings for such purpose (each such circumstance, a “Suspension Event”); provided, that, (x) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than three (3) times, or for more than one hundred twenty (120) total calendar days, in each case in any three hundred sixty (360) day period and (y) the Company shall use commercially reasonable efforts to make such Registration Statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(c)Upon receipt of any written notice from the Company (which notice shall not contain any material nonpublic information regarding the Company) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by the Company, Subscriber will deliver to the Company, or in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (x) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

(d)During the Registration Period, the Company shall advise Subscriber as soon as reasonably practicable but in no event after five (5) Business Days:

(i)	when a Registration Statement or any amendment thereto has been filed with the Commission;
(ii)

after it shall receive notice or obtain knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)

of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)

subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Company.

(e)During the Registration Period, the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(f)During the Registration Period, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)During the Registration Period, the Company shall use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Company’s common stock have been listed.

(h)During the Registration Period, the Company shall use its commercially reasonable efforts to take all other steps necessary or reasonably requested by the Subscriber to effect the registration of the Subscribed Shares required hereby.

Section 6.Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto and Target to terminate this Subscription Agreement or (c) written notice of such termination from any party to the other party anytime on or after ten (10) months after the date hereof, if the Closing has not occurred by such date and the terminating party’s breach was not the primary reason the Closing failed to occur by such date (the termination events described in clauses (a)-(c) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Company shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence of this Section 6, this Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one (1) Business Day) following the Termination Event be returned to Subscriber.

Section 7.Trust Account Waiver. Subscriber hereby acknowledges that as described in the Company’s prospectus relating to its initial public offering dated October 1, 2020, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including proceeds of the underwriters’ partial exercise of the overallotment option and interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and the underwriters of the IPO. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), arising out of this Subscription Agreement regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Subscription Agreement and (c) will not seek recourse against the Trust Account with respect to any Released Claims; provided, however, that nothing in this Section 7 shall (x) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) and (z) be deemed to limit the Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated memorandum and articles of association as in effect prior to the Domestication in respect of Cayman Class A ordinary shares of the Company acquired by any means other than pursuant to this Subscription Agreement. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter into this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber under applicable law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its representatives or affiliates in connection with this Subscription Agreement, which proceeding seeks, in whole or in part, monetary relief against the Company or its representatives or affiliates, Subscriber hereby acknowledges and agrees that Subscriber’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom other than any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or any amounts contained therein.

Section 8.Indemnity.

(a)Subject to Section 7 above, the Company agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, officers, employees and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b)Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless the Company, its directors, officers, employees and agents, and each person who controls the Company

(within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable external attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in the Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(c)Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgement a conflict of interest between such indemnifying and indemnified parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (not to be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement (i) which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (ii) which includes a statement or admission of fault and culpability on the part of such indemnified party, or (iii) which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

(e)If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, subject to Section 7, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 8(e) by any seller of Subscribed Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Subscribed Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

Section 9.Miscellaneous.

(a)All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified below or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a):

(i)if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii)if to the Company, to:

Apollo Strategic Growth Capital

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention:James Crossen

with a required copy to (which copy shall not constitute notice) each of:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:  Gregory A. Ezring; Ross A. Fieldston; Brian M. Janson

E-mail:      gezring@paulweiss.com,

bjanson@paulweiss.com

rfieldston@paulweiss.com

(iii)if to the Target, to:

c/o GBT US LLC

General Counsel’s Office

666 Third Avenue New York, NY 10017

Attn: Eric J. Bock

with required copies to (which shall not constitute notice) each of:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001-8602

Attention:   Peter D. Serating, Thaddeus P. Hartmann, Gregory A. Fernicola and Michelle Gasaway

Email:        peter.serating@skadden.com,

thaddeus.hartmann@skadden.com,
gregory.fernicola@skadden. com and
michelle.gasaway@skadden.com

(b)Subscriber acknowledges that the Company, the Target and the Placement Agents (each of the foregoing, as third-party beneficiaries with right of enforcement to the extent specified in Section 9(j) below) will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement, including Annex A hereto. Prior to the Closing, Subscriber agrees to promptly notify the Company, the Target and the Placement Agents in writing (including, for the avoidance of doubt, by email) if any of the acknowledgments, understandings, agreements, representations and warranties made by the Subscriber set forth in Section 4 above are no longer accurate in all material respects (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Subscriber shall notify the Company and the Placement Agents if they are no longer accurate in any respect). Subscriber acknowledges and agrees that each purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement.

(c)Each of the Company, the Target, the Placement Agents (each of the foregoing, as third-party beneficiaries with right of enforcement to the extent specified in Section 9(j) below) and Subscriber is entitled to rely upon this Subscription Agreement and irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby, provided that the foregoing clause of this section 9(c) shall not give Target any rights other than those expressly set forth herein.

(d)Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e)Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and Subscriber’s rights under Section 5 hereof) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations.

(f)All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g)The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall provide such information as may be reasonably requested. Subscriber acknowledges that subject to the conditions set forth in Section 9(t), the Company may file a copy of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.

(h)This Subscription Agreement may not be amended or modified except by an instrument in writing, signed by the Target and each of the parties hereto. This Subscription Agreement may not be waived except by an instrument in writing signed by the relevant party.

(i)This Subscription Agreement (including Annex A hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j)Except as otherwise provided herein (including the next sentence hereof), this Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 6(b), Section 8, Section 9(b), Section 9(c), Section 9(e), Section 9(h), Section 9(k) and this Section 9(j) with respect to the persons specifically referenced therein, and Section 4 with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third-party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k)The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce the Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto acknowledge and agree that the Target shall be entitled to specifically enforce the provisions of the Subscription Agreement of which the Target is an express third-party beneficiary on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive the defense in any action for specific performance that a remedy at law would be adequate.

(l)[Reserved.]

(m)If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n)No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o)This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(p)This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r)The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal courts of the United States of America located in the State of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s)This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third-party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third-party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby. Each of the Company and Subscriber further acknowledge and agree that the Placement Agents and Target are third-party beneficiaries of the representations and warranties of the Company and Subscriber in this Subscription Agreement.

(t)The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the Commission a Current Report on Form 8-K or a Form S-4 for the Transactions (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and the Transactions. [Upon the disclosure of the Disclosure Document, to the Company’s knowledge, Subscriber shall not be in possession of any material, nonpublic information regarding the Company received from the Company or any of its officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Company, the Placement Agents or any of their respective affiliates in connection with the Transactions.]9. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber, and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber; provided that the restrictions in this Section 9(t) shall not apply to the extent such disclosure is required by applicable securities law, rule or regulation, any regulatory agency or under the regulations of NYSE, in which case the Company shall, to the extent permissible, use commercially reasonable efforts to provide the Subscriber with prior written notice thereof and consult with the Subscriber with respect to the content of such disclosure. Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

(u)The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any other investor (whether under the Other Subscription Agreements, the Insider Subscription Agreements or otherwise), and Subscriber shall not be responsible in any way for the performance of the obligations of any other investor (whether under the Other Subscription Agreements, the Insider Subscription Agreements or otherwise). The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any other investor or by any agent or employee of any other investor, and neither Subscriber nor any of its agents or employees shall have any liability to any other investor relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement or any Insider Subscription Agreement, and no action taken by Subscriber or any other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any other investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any other investor are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement, the Other Subscription Agreements and the Insider Subscription Agreements. Subscriber acknowledges that no other investor has acted as agent for Subscriber in connection with making its investment hereunder and no other investor will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any other investor to be joined as an additional party in any proceeding for such purpose.

9     To be omitted from Insider Subscription Agreements.

(v)Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act of the Subscribed Shares until the consummation of the Transactions (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 9(v) shall not apply to (x) ordinary course, non-speculative hedging transactions or (y) any sale (including the exercise of any redemption right) of securities of the Company (i) held by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates in open market transactions or otherwise (other than the Subscribed Shares) after the execution of this Subscription Agreement. Notwithstanding the foregoing, (1) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales and (2) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 9(v) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(w)From the date of this Subscription Agreement through the Closing, Subscriber and its affiliates shall not take any action that could reasonably be expected to cause the transactions contemplated by this Subscription Agreement, including the Subscription, to require the consent, approval or authorization of, notification to, or designation, declaration or filing with, any governmental authority, including any notification, declaration or filing made pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). If any consents, approvals, authorizations, notifications, designations, declarations or filings are required to be made or obtained to or from any governmental authority, including under the HSR Act, any other applicable antitrust laws and any laws related to foreign investment filings, then the Subscriber shall use commercially reasonable efforts to take such actions as are necessary or desirable or reasonably requested by the Company to consummate the transactions contemplated by this Subscription Agreement, including (i) to make such notifications, designations, declarations or filings and to obtain such consents, approvals and authorizations as promptly as reasonably practicable after the date hereof with respect to any filing under the HSR Act, and shall make as promptly as practicable any other appropriate submissions under any other applicable antitrust laws or any laws related to foreign investment filings, and (ii) to obtain as promptly as practicable the termination of any waiting period under the HSR Act and any other applicable antitrust laws.

(x)Subscriber and its affiliates shall not issue or cause to be issued any public disclosures regarding the Target or any holders of the Target’s equity securities (or any affiliates thereof), unless the form and substance of such disclosures is approved in advance in writing by the Target or such disclosures are otherwise required by applicable law or regulatory authority.

(Signature pages follow)

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

APOLLO STRATEGIC GROWTH CAPITAL

By:
Name:
Title:

SUBSCRIBER:

By:
Name:
Title:

Address for Notices:

ATTN:

EMAIL:

Names in which shares are to be registered:

Number of Subscribed Shares subscribed for:

Price Per Subscribed Share:	$10.00

Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a -QIB”)).

OR

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1-☐ We are an “accredited investor” (within the meaning of Rule 501(a))(l), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories’, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

Annex O

Sponsor Support Agreement

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of December 2, 2021 by and among APSG Sponsor, L.P., a Cayman Islands exempted limited partnership (“Sponsor”), the Persons set forth on Schedule I hereto (collectively, the “Insiders” and together with Sponsor, each a “Sponsor Party” and collectively, the “Sponsor Parties”), and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Company” and, collectively with the Sponsor Parties, the “Parties” and each a “Party”).

RECITALS

WHEREAS, concurrently herewith, Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares (“Acquiror”), and the Company are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which (among other things and subject to the terms and conditions set forth therein), the Acquiror and the Company will effect the Closing DeSPAC Transactions. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement;

WHEREAS, as of the date hereof, each Sponsor Party is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units and Acquiror Cayman Warrants as set forth opposite such Sponsor Party’s name on Schedule I attached hereto; and

WHEREAS, as an inducement to the Company to enter into the Transaction Agreement and to consummate the Transactions, the Parties desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

SPONSOR PARTY COVENANTS

Section 1.1Voting. Each Sponsor Party agrees that it, he or she shall, during the Interim Period:

(a) vote (or execute and return an action by written consent), or cause to be voted, at any Acquiror Shareholders’ Meeting (and any adjournment thereof or in any other circumstance in which the vote, consent or the approval of the Acquiror Shareholders is sought), or validly execute and return and cause such consent to be granted, in each case, with respect to any Acquiror Cayman Class A Ordinary Shares and Acquiror Cayman Class B Ordinary Shares owned by it, him or her as of the date hereof and any New Securities (as defined below) of which such Sponsor Party acquires ownership during the Interim Period and with respect to which such Sponsor Party has voting rights (the “Subject Shares”), in favor of all Transaction Proposals;

(b) when the Acquiror Shareholders’ Meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present thereat for the purpose of establishing a quorum;

(c)vote (or execute and return an action by written consent), or cause to be voted, at the Acquiror Shareholders’ Meeting (and any adjournment thereof or in any other circumstance in which the vote, consent or the approval of the Acquiror Shareholders is sought), or validly execute and return and cause such consent to be granted, in each case, with respect to all of such Subject Shares against (i) any Competing Transaction, (ii) any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals) that would reasonably be expected to adversely affect the ability of Acquiror to consummate the Transactions or is otherwise inconsistent with any obligation of Acquiror in Article VI or Article VII of the Transaction Agreement, and (iii) any other proposal, agreement or action that would reasonably be expected to (A) impede, frustrate, prevent or nullify, or materially delay or materially impair the ability of Acquiror to perform its obligations under, any provision of this Agreement or the Transaction Agreement, (B) result in any of the conditions to the Closing in Article VIII of the Transaction Agreement not being satisfied or (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of

Acquiror under the Transaction Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in this Agreement; and

(d)comply with, and fully perform, all of its obligations, covenants and agreements set forth in, that certain letter agreement, dated as of October 1, 2020, by and among Acquiror, Sponsor and the Insiders (the “Insider Letter”), including the obligations of each Sponsor Party pursuant to paragraph 1 therein to not redeem any Subject Shares owned by such Sponsor Party in connection with the Transactions, as if fully set forth herein.

For purposes of this Agreement, a Sponsor Party shall be deemed to “own” or to have “ownership” of a security if such Sponsor Party (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

Section 1.2No Interim Period Transfers.

(a)No Sponsor Party shall, during the Interim Period (except, in each case, in accordance with the express terms of the Transaction Agreement or the Transactions, including the Domestication), (a) sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants held by it, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Acquiror Cayman Class A Ordinary Share, Acquiror Cayman Class B Ordinary Share, Acquiror Cayman Units or Acquiror Cayman Warrant held by it, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in the foregoing clauses (a) or (b) (collectively, clauses (a) through (c), “Transfer”).

(b)Notwithstanding anything to the contrary set forth in Section 1.2(a) or any other provision of this Agreement, Transfers of the Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants, including Acquiror Cayman Class A Ordinary Shares issued or issuable upon the exercise or conversion of Acquiror Cayman Warrants, Acquiror Cayman Units or Acquiror Cayman Class B Ordinary Shares and that are held by Sponsor, any Insider or any of their permitted transferees (that have complied with this Section 1.2(b)), are permitted: (i) to Acquiror’s officers or directors, any Affiliates or family members of any of Acquiror’s officers or directors, any member of Sponsor, or any Affiliates of Sponsor; (ii) in the case of an individual, Transfers by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person, or to a charitable organization; (iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such person; (iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order; (v) Transfers by virtue of the laws of the Cayman Islands or Sponsor’s partnership agreement upon dissolution of Sponsor; (vi) Transfers by private sales or Transfers made in connection with the consummation of the Acquiror’s Business Combination at prices no greater than the price at which the securities were originally purchased; (vii) to a nominee or custodian of a Person to whom a Transfer would be permissible under clauses (i) through (vi) above; and (viii) in connection with a Syndication Transfer; provided, however, that in the case of clauses (i) through (iv) and (vi) through (viii), the permitted transferees must enter into a written agreement with Acquiror and the Company agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Agreement (including provisions relating to voting and redemption).

Section 1.3New Shares. In the event that (a) any Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units, Acquiror Cayman Warrants or other equity securities of Acquiror are issued to a Sponsor Party during the Interim Period pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants of, on or affecting the Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants owned by such Sponsor Party or otherwise, (b) a Sponsor Party purchases or otherwise acquires beneficial ownership of any Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units, Acquiror Cayman Warrants or other equity securities of Acquiror during the Interim Period, or (c) a Sponsor Party acquires the right to vote or share in the voting of any Acquiror Cayman Class A Ordinary Shares or Acquiror Cayman Class B Ordinary Shares or other equity securities of Acquiror during the Interim Period (such Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units, Acquiror Cayman Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor Party shall be subject to the terms of this Agreement to the same extent as if they constituted the Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants owned by such Sponsor Party, as applicable, as of the date hereof.

Section 1.4Transaction Agreement Covenants. Each Sponsor Party hereby acknowledges that it has read the Transaction Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. During the Interim Period, each Sponsor Party agrees to be bound by and comply with Section 6.4 (No Solicitation by Acquiror), Section 7.7 (Confidentiality) and Section 7.8 (Publicity) of the Transaction Agreement (and any relevant definitions used in any such sections) as if each Sponsor Party was the Acquiror with respect to such provisions.

Section 1.5HSR Covenant. During the Interim Period, each Sponsor Party shall execute and deliver all documents and take all actions reasonably necessary by it in order for Acquiror to comply with its obligations under Section 7.1 (HSR Act; Other Filings) of the Transaction Agreement (which, for avoidance of doubt, shall not require or obligate any Sponsor Party to take any actions with respect to itself, its Affiliates (other than Acquiror), the PIPE Investors, the counterparties to the Acceptable Subscription Agreements, their respective Affiliates, or any investment funds or investment vehicles affiliated with, or managed or advised by, any Sponsor Party, its Affiliates, the PIPE Investors or the counterparties to the Acceptable Subscription Agreements, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any Sponsor Party, its Affiliates, the PIPE Investors, the counterparties to the Acceptable Subscription Agreements or of any such investment fund or investment vehicle); provided, that, notwithstanding the foregoing, Sponsor agrees to cause its relevant Affiliate who will be the “ultimate parent entity” for purposes of the notification and reporting requirements of the HSR Act to execute and deliver all documents necessary in connection with making the appropriate filing required to comply with the notification and reporting requirements of the HSR Act and further agrees to cause such Affiliate to comply with any Antitrust Information or Document Requests.

Section 1.6No Amendments to Affiliate Contracts. During the Interim Period, each Sponsor Party shall not modify or amend any Contract between or among such Sponsor Party, anyone related by blood, marriage or adoption to such Sponsor Party or any Affiliate of such Sponsor Party (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror, on the other hand (including, for the avoidance of doubt, the Insider Letter); provided that the foregoing shall not prohibit amending the Registration Rights Agreement in the form contemplated by the Transaction Agreement or amending any PIPE Subscription Agreement or Acceptable Subscription Agreement as permitted pursuant to the Transaction Agreement.

Section 1.7No Inconsistent Agreement. Each Sponsor Party hereby agrees and represents and covenants that such Sponsor Party has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

Section 1.8Further Assurances. Each Sponsor Party shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Transactions on the terms and subject to the conditions set forth herein and in the Transaction Agreement; provided, however, that notwithstanding anything to the contrary set forth in this Agreement, nothing in this Section 1.8 or any other provision of this Agreement shall require or obligate any Sponsor Party to take any actions with respect to itself (except to the extent expressly provided for in this Agreement or any Transaction Document), its Affiliates (other than Acquiror), the PIPE Investors, the counterparties to the Acceptable Subscription Agreements, their respective Affiliates, or any investment funds or investment vehicles affiliated with, or managed or advised by, any Sponsor Party, its Affiliates, the PIPE Investors or the counterparties to the Acceptable Subscription Agreements, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any Sponsor Party, its Affiliates, the PIPE Investors, the counterparties to the Acceptable Subscription Agreements or of any such investment fund or investment vehicle.

Section 1.9Waiver of Anti-Dilution Provision. With respect to its Subject Shares, each Sponsor Party hereby (but subject to, conditioned upon and effective as of immediately prior to the Closing) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the Second Amended and Restated Articles of Association of Acquiror, adopted by special resolutions dated October 1, 2020 (as may be amended from time to time, the “Articles”), the provisions of Section 13 of the Articles to have the Acquiror Cayman Class B Ordinary Shares convert to Acquiror Cayman Class A Ordinary Shares at a ratio of greater than one-for-one or any other adjustments or anti-dilution protections that arise in connection with the issuance of any equity of Acquiror. The waiver specified in this Section 1.9 shall be applicable only in connection with the Transactions and this Agreement (and any shares of Acquiror Cayman Class A Ordinary Shares or equity-linked securities issued in connection with the Transactions and this Agreement) and shall be void and of no force and effect if the Transaction Agreement shall be terminated for any reason.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1Representations and Warranties of the Sponsor Parties. Each Sponsor Party represents and warrants as of the date hereof to the Company (severally and not jointly and solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) as follows:

(a)Organization; Due Authorization. If such Sponsor Party is not an individual, it (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and (ii) has all requisite corporate, limited liability company or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Sponsor Party of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary corporate, limited liability company or other organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Sponsor Party and assuming that this Agreement constitutes the legal, valid and binding obligation of each other party hereto, this Agreement constitutes a legal, valid and binding obligation of such Sponsor Party, and is enforceable against such Sponsor Party in accordance with the terms hereof, subject to the Bankruptcy and Equity Exception.

(b)Ownership. As of the date hereof, such Sponsor Party is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor Party’s Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units and Acquiror Cayman Warrants as set forth opposite such Sponsor Party’s name on Schedule I attached hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants (other than transfer restrictions under the Securities Act)) affecting any such Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants, other than Liens pursuant to (i) this Agreement, (ii) the Acquiror’s Organizational Documents, (iii) the Transaction Agreement, (iv) the Insider Letter or (v) any applicable securities Laws. Such Sponsor Party’s Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units and Acquiror Cayman Warrants as set forth opposite such Sponsor Party’s name on Schedule I attached hereto are the only equity securities in Acquiror owned of record or beneficially by such Sponsor Party on the date of this Agreement, and none of such Sponsor Party’s Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants, except as provided hereunder and under the Insider Letter. Other than the Acquiror Cayman Warrants and the right of Sponsor or its Affiliates to convert Indebtedness pursuant to a Sponsor Loan into Acquiror Cayman Warrants, such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)No Conflicts. The execution and delivery of this Agreement by such Sponsor Party do not, and the consummation of the transactions contemplated hereby and the performance by such Sponsor Party of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the Organizational Documents of such Sponsor Party or if such Sponsor Party is an individual, conflict with the rights of such Sponsor Party’s spouse or domestic partner, as applicable, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or such Sponsor Party’s Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units or Acquiror Cayman Warrants), in each case, to the extent the absence of such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Agreement.

(d)Litigation. There are no Actions pending, or to the knowledge of such Sponsor Party, threatened against such Sponsor Party, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Agreement.

(e)Brokerage Fees. Except as set forth in Section 4.20 of the Acquiror Disclosure Letter, no broker, finder, investment banker or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission or compensation in connection with the Transactions based on any arrangement made by such Sponsor Party, for which Acquiror or any of its Affiliates may become liable.

(f)Affiliate Arrangements. Except as set forth on Section 4.21 of the Acquiror Disclosure Letter, and other than the private placement of securities in connection with Acquiror’s initial public offering, such Sponsor Party is not a party to any Sponsor Related Party Transactions.

(g)Acknowledgment. Each Sponsor Party understands and acknowledges that the Company is entering into the Transaction Agreement in reliance upon such Sponsor Party’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1Termination; Non-Survival of Representations and Warranties.

(a)This Agreement shall terminate upon the earliest to occur of (i) the termination of the Transaction Agreement in accordance with its terms prior to the Closing or (ii) the time this Agreement is terminated upon the written agreement of the Parties. Upon such termination, this Agreement shall forthwith become void and have no further force or effect, without any liability or other obligation on the part of any Party to any Person in respect of the transactions contemplated hereby, and no Party shall have any claim against any other Party (and no Person shall have any rights against such Party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any Party from liability arising in respect of any willful and material breach of this Agreement occurring prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

(b)None of the representations or warranties contained in this Agreement or in any certificate or other writing delivered pursuant hereto shall survive the Closing.

Section 3.2Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

Section 3.3Jurisdiction; Waiver of Jury Trial.

(a)Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the Parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iv) agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court and (v) agrees to accept service of process in any such Action if given in the same manner for giving notices under Section 3.8 or in any other manner permitted by applicable Law. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.3(a).

(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 3.4Assignment. Neither this Agreement nor any part thereof shall (a) be assigned by any of the Sponsor Parties without the prior written consent of the Company or (b) be assigned by the Company without the prior written consent of Sponsor. Any such assignment without such consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 3.5Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement prior to the valid termination of this Agreement in accordance with Section 3.1, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall oppose the granting of specific performance and other equitable relief on the basis, or allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the Transactions and without that right, neither Party would have entered into this Agreement.

Section 3.6Amendment. Subject to the provisions of applicable Law, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 3.7Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 3.8Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

If to the Company:

c/o GBT US LLC
General Counsel’s Office
666 Third Avenue
New York, NY 10017
Attn: Eric J. Bock

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn: Peter D. Serating; Thaddeus P. Hartmann
Email: Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

If to a Sponsor Party:

To such Sponsor Party’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attn:  Ross A. Fieldston; Brian M. Janson
Email: rfieldston@paulweiss.com; bjanson@paulweiss.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 3.9Headings; Counterparts; Effectiveness; Construction. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any Party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. Section 1.2 of the Transaction Agreement is hereby incorporated herein mutatis mutandis.

Section 3.10Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 3.11Shareholder Capacity Only. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employees, agent, designee or other representative of any Sponsor Party, or by any Sponsor Party that is a natural person, in either case solely in his or her capacity as a director or officer of Acquiror or any of its Subsidiaries or any other Person. Each Sponsor Party is executing this Agreement solely in his, her or its capacity as a record or beneficial owner of Subject Shares, and the Company specifically acknowledges and agrees that each and every agreement herein by any Sponsor Party is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor Parties and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR PARTIES:

APSG SPONSOR, L.P.

By:	AP Caps II Holdings GP, LLC, its general partner

By:	Apollo Principal Holdings III, L.P., its managing member

By:	Apollo Principal Holdings III GP, Ltd., its general partner
By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

/s/ James Crossen
Name:	James Crossen

/s/ Mitch Garber
Name:	Mitch Garber

/s/ Sanjay Patel
Name:	Sanjay Patel

/s/ James H. Simmons
Name:	James H. Simmons III

/s/ Scott Kleinman
Name:	Scott Kleinman

/s/ Jennifer Fleiss
Name:	Jennifer Fleiss

[Signature Page to Sponsor Support Agreement]

COMPANY:

GBT JERSEYCO LIMITED

By:	/s/ Eric J. Bock
	Name:	Eric J. Bock
	Title:	Chief Legal Officer, Global Head of Mergers & Acquisitions and Corporate Secretary

[Signature Page to Sponsor Support Agreement]

Schedule I

Acquiror Cayman Class A Ordinary Shares, Acquiror Cayman Class B Ordinary Shares, Acquiror Cayman Units and Acquiror Cayman Warrants Held by the Sponsor Parties

Sponsor Party & Sponsor Party’s Address	Acquiror Cayman Class A Ordinary Shares	Acquiror Cayman Class B Ordinary Shares	Acquiror Cayman Units	Acquiror Cayman Warrants
Sponsor	0	20,345,250	0	12,224,134
Sanjay Patel	0	0	0	0
James Crossen	0	0	0	0
Scott Kleinman	0	0	0	0
Jennifer Fleiss	0	25,000	0	0
Mitch Garber	0	25,000	0	0
James H. Simmons III	0	25,000	0	0

[Schedule I to Sponsor Support Agreement]

Annex P

Sponsor Side Letter

EXECUTION VERSION

December 2, 2021

Apollo Strategic Growth Capital
9 West 57th Street, 43rd Floor
New York, NY 10019

and

GBT JerseyCo Limited
c/o GBT US LLC
General Counsel’s Office 666 Third Avenue
New York, NY 10017

Re:    Certain Transaction Matters

Reference is made to that certain Business Combination Agreement, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Transaction Agreement”), by and among Apollo Strategic Growth Capital, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation at the Closing) (“Acquiror”), and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Company”). This letter agreement (this “Letter Agreement”) is being entered into by APSG Sponsor, L.P., a Cayman Islands exempted limited partnership (“Sponsor”), the undersigned individuals, each of whom is a member of Acquiror’s Board of Directors and/or management team (collectively, the “Insiders” and together with Sponsor, the “Sponsor Parties”), Acquiror and the Company in connection with the Transactions. Capitalized terms used herein are defined in paragraph 1 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereby agrees as follows:

1.	Definitions. For purposes of this Letter Agreement:

a.“Acquiror Board” shall mean the Board of Directors of Acquiror.

b.“Founder Shares Lock-up Period” shall have the meaning set forth in the Insider Letter.

c.“Insider Letter” shall mean that certain letter agreement, dated as of October 1, 2020, by and among Acquiror, Sponsor and the Insiders.

d.“Lock-up Periods” shall have the meaning set forth in the Insider Letter.

e.“Permitted Transfer” shall mean any of the following: (i) Transfers to Acquiror’s officers or directors, any Affiliates or family members of any of Acquiror’s officers or directors, any partner of Sponsor, or any Affiliates of Sponsor; (ii) in the case of an individual, Transfers by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person, or to a charitable organization; (iii) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such person; (iv) in the case of an individual, Transfers pursuant to a qualified domestic relations order; (v) Transfers by virtue of the laws of Delaware or Sponsor’s partnership agreement upon dissolution of Sponsor; (vi) Transfers pursuant to Acquiror’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of Acquiror’s stockholders having the right to exchange their shares of Domesticated Acquiror Class A Common Stock for cash, securities or other property subsequent to the Closing and (vii) to a nominee or custodian of a Person to whom a Transfer would be permissible under clauses (i) through (vi) above; provided, however, that in the case of clauses (i) through (iv), and (vii), these permitted transferees must enter into a written agreement with Acquiror and the Company agreeing to be bound by the transfer restrictions set forth herein and the other restrictions contained in this Letter Agreement.

f.“Sponsor Shares” shall mean the shares of Domesticated Acquiror Class A Common Stock issued at the Closing upon conversion of the shares of Domesticated Acquiror Class X Common Stock held by Sponsor as of immediately prior thereto. For avoidance of doubt, the Sponsor Shares shall not include (i) any shares of Domesticated Acquiror Class A Common Stock issued to Sponsor or any of its Affiliates pursuant to a PIPE Subscription Agreement or (ii) any Syndicate Shares.

g.“Sponsor Warrants” shall mean the Domesticated Acquiror Warrants issued at the Closing upon conversion of the Acquiror Cayman Warrants held by Sponsor as of immediately prior thereto.

h.“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

i.“Vesting Period” shall mean the time period beginning on and including the Closing Date and ending on and including the five-year anniversary of the Closing Date.

2.Closing Date Deliverables. At or prior to the Closing, Sponsor and the Insiders shall deliver to Acquiror and the Company a duly executed copy of all Transaction Documents to which such Sponsor Party is contemplated to be a party, in substantially the forms attached to the Transaction Agreement, as applicable.

3.Post-Closing Lock-Up.

a.From and after the Closing, each Sponsor Party agrees to comply with the restrictions on transfer set forth in paragraph 7(a) and paragraph 7(b) of the Insider Letter, as in effect on the date hereof as if fully set forth herein, except that (i) paragraph 7(a) shall apply to the Sponsor Shares, in lieu of “Founder Shares” or “Ordinary Shares issuable upon conversion thereof,” and (ii) paragraph 7(b) shall apply to the Sponsor Warrants, in lieu of “Private Placement Warrants”, and Domesticated Acquiror Class A Common Stock, in lieu of “Ordinary Shares” in front of “issued or issuable upon the exercise of the Private Placement Warrants”, in each case, mutatis mutandis, and such restrictions on transfer shall not apply to Permitted Transfers.

b.If any Sponsor Share, Sponsor Warrant or Domesticated Acquiror Class A Common Stock issued or issuable upon the exercise of a Sponsor Warrant subject to paragraph 3.a hereto bears a legend (including a notation in Acquiror’s stock ledger or other books and records in the case of uncertificated securities) that they are subject to the contractual restrictions on transfer imposed pursuant to this paragraph 3 or paragraphs 7(a) or 7(b) of the Insider Letter, then, upon the termination of the applicable Lock-up Period, Acquiror shall promptly (and in any event within three (3) Business Days) take all actions reasonably necessary (including sending an instruction letter to Acquiror’s transfer agent) to cause such legend to be removed.

4.Vesting and Forfeiture of Sponsor Shares.

a.Designation. Of the Sponsor Shares, 13,631,318 are referred to herein as “Immediately Vested Sponsor Shares” and, subject to the last sentence of this paragraph 4.a, the remaining 6,713,932 are referred to herein as “Vesting Sponsor Shares.” Subject to the last sentence of this paragraph 4.a, of the Vesting Sponsor Shares, (i) 3,356,966 are referred to herein as “$12.50 Threshold Shares,” and (ii) 3,356,966 are referred to herein as “$15.00 Threshold Shares.” Notwithstanding anything to the contrary set forth herein, if after the date hereof, Sponsor enters into a Syndication Transfer, pursuant to which Sponsor agrees to Transfer (which may be effectuated as a forfeiture to Acquiror and reissuance by Acquiror) Acquiror Cayman Class B Ordinary Shares (which are converted into Domesticated Acquiror Class X Common Stock and subsequently converted into Domesticated Acquiror Class A Common Stock in connection with the Transactions) (such shares, the “Syndicate Shares”) to such equity investor, then upon consummation of such Syndication Transfer the amounts set forth above as “Vesting Sponsor Shares” and “$15.00 Threshold Shares” shall be deemed reduced by the amount of the Syndicate Shares; provided that if the number of Syndicate Shares is greater than the number of $15.00 Threshold Shares, then the amount set forth above as $12.50 Threshold Shares shall next be deemed reduced by such excess; provided, further, that if such excess described in the previous proviso is greater than the $12.50 Threshold Shares, the amount set forth above as Immediately Vested Sponsor Shares shall next be deemed reduced by such further excess. The parties hereto agree that all Syndicate Shares, once Transferred (or forfeited and reissued) to such equity investor, shall not be subject to any of the provisions of this Letter Agreement, including paragraphs 3 and 4.

b.Immediately Vested Sponsor Shares. From and after the Closing, the Immediately Vested Sponsor Shares shall be deemed to have vested and shall not be subject to forfeiture under this Letter Agreement.

c.$12.50 Threshold Shares. Effective as of and conditioned upon the Closing, the $12.50 Threshold Shares shall be deemed unvested and become subject to forfeiture as set forth herein. If, at any time during the Vesting Period, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $12.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (a “$12.50 Trigger Event”), (i) the $12.50 Threshold Shares shall be deemed to have vested and shall cease to be subject to forfeiture under this Letter Agreement and (ii) Acquiror shall promptly (and in any event, within three (3) Business Days) (x) pay to the holder(s) of the $12.50 Threshold Shares all dividends and other distributions set aside pursuant to paragraph 4.h and (y) take all actions reasonably necessary to cause any and all legends set forth on certificates representing the $12.50 Threshold Shares (or notations in Acquiror’s stock ledger or other books and records, if such shares are uncertificated) pursuant to paragraph 4.i hereto to be removed.

d.$15.00 Threshold Shares. Effective as of and conditioned upon the Closing, the $15.00 Threshold Shares shall be deemed unvested and become subject to forfeiture as set forth herein. If, at any time during the Vesting Period, the VWAP of Domesticated Acquiror Class A Common Stock is greater than or equal to $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (a “$15.00 Trigger Event”), (i) the $15.00 Threshold Shares shall be deemed to have vested and shall cease to be subject to forfeiture under this Letter Agreement and (ii) Acquiror shall promptly (and in any event within three (3) Business Days) (x) pay to the holder(s) of the $15.00 Threshold Shares all dividends and other distributions set aside pursuant to paragraph 4.h and (y) take all actions reasonably necessary to cause any and all legends set forth on certificates representing the $15.00 Threshold Shares (or notations in Acquiror’s stock ledger or other books and records, if such shares are uncertificated) pursuant to paragraph 4.i hereto to be removed.

e.Change of Control. Notwithstanding anything to the contrary set forth herein, in the event that there is a Change of Control after the Closing and prior to the end of the Vesting Period:

i.	to the extent it has not already occurred, a $12.50 Trigger Event shall be deemed to occur (and the actions contemplated by paragraph 4.c shall be required to occur) on the day immediately prior to the occurrence of such Change of Control if the value of the per share consideration to be received by the holders of Domesticated Acquiror Class A Common Stock in such Change of Control is greater than or equal to $12.50; provided, that if such Change of Control is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Domesticated Acquiror Class A Common Stock receive only cash consideration for their shares at a price less than $12.50 per share (a “Non-Qualifying $12.50 Change of Control”), then the obligations in paragraphs 4.c, 4.d, this paragraph 4.e.i and 4.e.ii shall terminate and no longer apply effective upon such Non-Qualifying $12.50 Change of Control; and
ii.	to the extent it has not already occurred, a $15.00 Trigger Event shall be deemed to occur (and the actions contemplated by paragraph 4.d shall be required to occur) on the day immediately prior to the occurrence of such Change of Control if the value of the per share consideration to be received by the holders of Domesticated Acquiror Class A Common Stock in such Change of Control is greater than or equal to $15.00; provided, that if such Change of Control is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Domesticated Acquiror Class A Common Stock receive only cash consideration for their shares at a price less than $15.00 per share (a “Non-Qualifying $15.00 Change of Control”), then the obligations in paragraph 4.d and this paragraph 4.e.ii shall terminate and no longer apply effective upon such Non-Qualifying $15.00 Change of Control.

provided, further, that (A) in each of the foregoing clauses i. and ii. of this paragraph 4.e, to the extent the per share consideration to be received by holders of Domesticated Acquiror Class A Common Stock in such Change of Control includes contingent consideration or property other than cash, the Acquiror Board shall determine the value of such consideration in good faith (valuing any such consideration payable in publicly traded securities, on a per-security basis, at the VWAP of such security over the twenty (20) consecutive Trading Day period ending on (and including) the second Business Day prior to the date of the entry into the binding definitive agreement providing for the consummation of such Change of Control, if there be such an agreement, or the date of such Change of Control, if there is no such agreement); (B) any determination by the Acquiror Board with respect to any matters contemplated by, or related to, this paragraph 4.e, including the value of the per share consideration to be received by holders of Domesticated Acquiror Class A Common Stock in any Change of Control, shall be made in good faith and shall be final and binding on the parties hereto; and (C) if the consideration in a Change of Control is equity securities of the surviving company or one of its Affiliates that are (or will be at the closing of such Change of Control) publicly traded, any remaining unvested Vesting Sponsor Shares (not otherwise vested pursuant to this paragraph 4, including in accordance with clause (A) of this proviso) shall not be forfeited and instead shall be converted into similar equity securities offered in such Change of Control and shall remain subject to the remaining applicable vesting triggering events set forth herein (as may be equitably adjusted to take into account the structure and consideration provided for such Change of Control). For avoidance of doubt, the provisions in clauses i. and ii. of this paragraph 4.e may apply to a single Change of Control, such that both the $12.50 Trigger Event and the $15.00 Trigger Event may be deemed to occur in connection with such single Change of Control if the conditions set forth in both clauses i. and ii. are satisfied.

f.Equitable Adjustments. The number of shares set forth in paragraph 4.a and the Domesticated Acquiror Class A Common Stock price targets set forth in paragraphs 4.c, 4.d and 4.e, as applicable, shall be equitably adjusted for stock splits, reverse stock splits, dividends (cash or stock), reorganizations, recapitalizations, reclassifications, combinations or other like changes or transactions with respect to the Domesticated Acquiror Class A Common Stock occurring after the Closing (other than the Transactions).

g.Forfeiture.

i.If the $12.50 Trigger Event has not occurred or been deemed to have occurred prior to the end of the Vesting Period, the obligations in paragraphs 4.c, 4.d and 4.e shall terminate and no longer apply and all holder(s) of the $12.50 Threshold Shares and $15.00 Threshold shares shall, immediately thereafter, irrevocably forfeit and surrender such shares to Acquiror for no consideration as a contribution to the capital of Acquiror (including for purposes of Section 118 of the Code).
ii.If the $15.00 Trigger Event has not occurred or been deemed to have occurred prior to the end of the Vesting Period, the obligations in paragraphs 4.d and 4.e.ii shall terminate and no longer apply and all holder(s) of the $15.00 Threshold Shares shall, immediately thereafter, irrevocably forfeit and surrender such shares to Acquiror for no consideration as a contribution to the capital of Acquiror (including for purposes of Section 118 of the Code).

h.Rights of Holder(s) of Vesting Sponsor Shares. The registered holder(s) of any Vesting Sponsor Shares that remain unvested prior to the expiration of the Vesting Period shall be entitled to all of the rights of ownership thereof, including the right to vote and receive dividends and other distributions in respect of such Vesting Sponsor Shares. Notwithstanding the foregoing, to the extent that any dividends or other distributions are paid in cash in respect of Vesting Sponsor Shares with a payment date prior to the earlier of (x) the vesting of such Vesting Sponsor Shares upon the $12.50 Trigger Event or $15.00 Trigger Event, as applicable, or (y) the expiration of the Vesting Period shall be set aside by Acquiror and shall be paid to the holder(s) thereof upon the vesting of such Vesting Sponsor Shares at, as applicable, the $12.50 Trigger Event or $15.00 Trigger Event (if at all).

i.Restrictions on Transfer; Legends. Sponsor agrees that it shall not Transfer any unvested Vesting Sponsor Shares held by Sponsor prior to the date such Vesting Sponsor Shares become vested pursuant to this paragraph 4, except to a permitted transferee pursuant to a Permitted Transfer. Certificates or book entries representing unvested Vesting Sponsor Shares shall bear a legend referencing that they are subject to forfeiture and contractual restrictions on transfer imposed pursuant to paragraph 3 of this Letter Agreement, and any transfer agent for Domesticated Acquiror Class A Common Stock will be given appropriate stop transfer orders with respect to such unvested Vesting Sponsor Shares.

5.Sponsor Assistance. For a period of two (2) years following the Closing Date, Sponsor agrees to use commercially reasonable efforts to work with Apollo Portfolio Performance Solutions to offer and encourage Apollo Management Holdings, L.P. and its affiliated funds’ portfolio companies to use the Company’s services.

6.Use of “Apollo” Name. From and after the Closing, Acquiror shall cease all use of the name “Apollo” (the “Apollo Name”), including as part of its corporate name, provided that the foregoing shall not prohibit Acquiror and its Affiliates from using the Apollo Name (i) in a neutral, non-trademarked manner to describe the history of Acquiror's business, (ii) in internal legal and business records, (iii) in ordinary course disclosures, communications and external documents provided to their respective directors, officers, employees, investors, advisors, agents and representatives or (iv) as required by applicable Law. To the extent that Acquiror owns any rights, title or interest in or to the Apollo Name, whether by operation of law or otherwise, at Closing, Acquiror hereby irrevocably transfers and assigns any and all such rights to Sponsor. Following the Closing Date, if any further action on the part of Acquiror is necessary to carry out the provisions of this paragraph 6, Acquiror shall use commercially reasonable efforts to take such action upon Sponsor’s reasonable request and at Sponsor’s cost and expense.

7.Termination. Except as otherwise expressly set forth in this Letter Agreement, this Letter Agreement shall terminate upon the earliest to occur of (a) the later of (i) the earlier of (x) a $15.00 Trigger Event and (y) the expiration of the Vesting Period and, in either case, the performance by Acquiror and Sponsor of the last obligation required to be performed by it following a $15.00 Trigger Event or the expiration of the Vesting Period, as applicable and (ii) the expiration of the Founder Shares Lock-up Period, (b) the termination of the Transaction Agreement in accordance with its terms prior to the Closing or (c) the time this Letter Agreement is terminated upon the mutual written agreement of the parties hereto; provided, that, if the Closing occurs, paragraphs 5 and 6 hereto shall survive the termination of this Letter Agreement in accordance with its terms. Upon such termination, this Letter Agreement (except paragraphs 5 and 6) shall forthwith become void and have no further force or effect, without any liability or other obligation on the part of any party hereto to any Person in respect of the transactions contemplated hereby, and no party shall have any claim against any other party hereto (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, that no such termination shall relieve any party hereto of any liability arising in respect of any willful and material breach of this Letter Agreement occurring prior to such termination. Paragraphs 5, 6 and this paragraph 7 shall survive the termination of this Letter Agreement.

8.Miscellaneous.

a.Governing Law. This Letter Agreement, and all claims or causes of action based upon, arising out of, or related to this Letter Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

b.Jurisdiction; Waiver of Jury Trial.

i.Any Action based upon, arising out of or related to this Letter Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the parties hereto irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iv) agrees not to bring any Action arising out of or relating to this Letter Agreement or the transactions contemplated hereby in any other court and (v) agrees to accept service of process in any such Action if given in the same manner for giving notices under paragraph 8(g) or in any other manner permitted by applicable Law. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph 8(b).

ii.EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS LETTER AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR ANY OF THE TRANSACTIONS

c.Assignment. Neither this Letter Agreement nor any part thereof shall (a) be assigned by any of the Sponsor Parties without the prior written consent of the Company or (b) be assigned by the Company without the prior written consent of Sponsor. Any such assignment without such consent shall be null and void. Subject to the foregoing, this Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

d.Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Letter Agreement and to specific enforcement of the terms and provisions of this Letter Agreement prior to the valid termination of this Letter Agreement in accordance with paragraph 7, in addition to any other remedy to which any party hereto is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Letter Agreement, no party hereto shall oppose the granting of specific performance and other equitable relief on the basis, or allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties hereto acknowledge and agree that the right of specific enforcement is an integral part of the Transactions and without that right, neither party hereto would have entered into this Letter Agreement.

e.Amendment. Subject to the provisions of applicable Law, this Letter Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Letter Agreement and which makes reference to this Letter Agreement.

f.Severability. If any provision of this Letter Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Letter Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Letter Agreement, they shall take any actions necessary to render the remaining provisions of this Letter Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Letter Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

g.Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

If to the Company:

c/o GBT US LLC
General Counsel’s Office
666 Third Avenue
New York, NY 10017
Attn: Eric J. Bock

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attn: Peter D. Serating; Thaddeus P. Hartmann
Email: Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

If to a Sponsor Party:

To such Sponsor Party’s address set forth under its signature block with a copy to (which will not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attn:        Ross A. Fieldston; Brian M. Janson
Email:       rfieldston@paulweiss.com; bjanson@paulweiss.com

or to such other address or addresses as the parties hereto may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

h.Headings; Counterparts; Effectiveness; Construction. The headings in this Letter Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Letter Agreement. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Letter Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any party hereto and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. Section 1.2 of the Transaction Agreement is hereby incorporated herein mutatis mutandis.

i.Entire Agreement. This Letter Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Affiliates relating to the transactions contemplated hereby.

[The remainder of this page left intentionally blank.]

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

APSG SPONSOR, L.P.

By: AP Caps II Holdings GP, LLC, its general partner

By: Apollo Principal Holdings III, L.P., its managing member

By: Apollo Principal Holdings III GP, Ltd., its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Sponsor Side Letter]

/s/ James Crossen
Name:	James Crossen

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Sponsor Side Letter]

/s/ Mitch Garber
Name:	Mitch Garber

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Sponsor Side Letter]

/s/ Sanjay Patel
Name:	Sanjay Patel

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Sponsor Side Letter]

/s/ James H. Simmons III
Name:	James H. Simmons III

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Sponsor Side Letter]

/s/ Scott Kleinman
Name:	Scott Kleinman

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Sponsor Side Letter]

/s/ Jennifer Fleiss
Name:	Jennifer Fleiss

Address for Notices:

ATTN:
EMAIL:

[Signature Page to Sponsor Side Letter]

Acknowledged and agreed
as of the date of this Letter Agreement

APOLLO STRATEGIC GROWTH CAPITAL

By:	/s/ Sanjay Patel
Name: Sanjay Patel
Title: Chief Executive Officer

[Signature Page to Sponsor Side Letter]

Acknowledged and agreed
as of the date of this Letter Agreement

GBT JERSEYCO LIMITED

By:	/s/ Eric J. Bock
Name: Eric J. Bock
Title: Chief Legal Officer, Global Head of Mergers & Acquisitions and Corporate Secretary

[Signature Page to Sponsor Side Letter]

Annex Q

Existing Organizational Documents

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

APOLLO STRATEGIC GROWTH CAPITAL

(ADOPTED BY SPECIAL RESOLUTIONS DATED 1 OCTOBER 2020)

REF: AC/TB/166116

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

APOLLO STRATEGIC GROWTH CAPITAL

(ADOPTED BY SPECIAL RESOLUTIONS DATED 1 OCTOBER 2020)

1.	The name of the company is Apollo Strategic Growth Capital (the “Company”).
2.

The registered office of the Company will be situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Law.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.
7.

The authorised share capital of the Company is US$18,050 divided into 300,000,000 Class A ordinary shares with a nominal or par value of US$0.00005 each, 60,000,000 Class B ordinary shares with a nominal or par value of US$0.00005 each and 1,000,000 preferred shares with a nominal or par value of US$0.00005 each, provided always that subject to the Companies Law and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

APOLLO STRATEGIC GROWTH CAPITAL

(ADOPTED BY SPECIAL RESOLUTIONS DATED 1 OCTOBER 2020)

REF: AC/TB/166116

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

APOLLO STRATEGIC GROWTH CAPITAL

(ADOPTED BY SPECIAL RESOLUTIONS DATED 1 OCTOBER 2020)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Law shall not apply to Apollo Strategic Growth Capital (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into a Business Combination; and (b) must not be effectuated with another blank cheque company or a similar company with nominal operations.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Shares” means the Class A ordinary Shares in the capital of the Company of $0.00005 nominal or par value designated as Class A Shares, and having the rights provided for in these Articles.

“Class B Shares” means the Class B ordinary Shares in the capital of the Company of $0.00005 nominal or par value designated as Class B Shares, and having the rights provided for in these Articles.

“Companies Law” means the Companies Law (as amended) of the Cayman Islands.

“Completion Window” means the period of time commencing on, and including the closing date of the Offering, and ending on the date that is the later of (i) 24 months after such closing date of the Offering and (ii) if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Offering but has not completed the initial Business Combination within such 24 month period, the date that is 27 months after such closing date of the Offering.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time.

“Extraordinary Resolution” means a resolution passed by a majority of at least 90% of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company.

“Indemnified Person” has the meaning ascribed to it in Article 170.

“Investment Account” shall have the meaning ascribed to it in Article 163.

“Investor Group” means the Sponsor, Apollo Global Management, Inc. (a company incorporated under the laws of the state of Delaware) and their respective affiliates, and the respective successors and assigns of the foregoing.

“IPO” or “Offering” means the Company’s initial public offering of securities.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Offering Shares” means the Class A Shares sold in the Offering, whether such Class A Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of the Sponsor.

“Office” means the registered office of the Company as required by the Companies Law.

“Officer and Director Related Person” has the meaning ascribed to it in Article 187.

“Officer and Director Related Entities” has the meaning ascribed to it in Article 187.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Shares” means the Class A Shares and the Class B Shares.

“Ordinary Resolution” means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Preferred Shares” means the Preferred Shares in the capital of the Company of $0.0001 nominal or par value designated as Preferred Shares, and having the rights provided for in these Articles.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Law and these Articles, means the Register maintained by the Company pursuant to the Companies Law and these Articles that is not designated by the Directors as a Branch Register.

“Proceeding” has the meaning ascribed to it in Article 170.

“Proxy Solicitation Rules” has the meaning ascribed to it in Article 22.

“Public Shareholders” means the holders of the Offering Shares.

“Redemption Limitation” has the meaning ascribed to it in Article 21.

“Redemption Price” has the meaning ascribed to it in Article 21.

“Redemption Rights” has the meaning ascribed to it in Article 21.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Law and includes any Branch Register(s) established by the Company in accordance with the Companies Law.

“Registration Statement” means the Company’s registration statement on Form S-1, as filed with the SEC in connection with the IPO, as may be modified or superseded from time to time.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“SEC” means the United States Securities and Exchange Commission.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Series” means a series of a Class as may from time to time be issued by the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Law.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Law, being a resolution:

(a)

passed by a majority of not less than two-thirds (provided, however that in respect to any special resolution to amend either of Articles 115 or 183 of these Articles, at least 90% of the votes cast at a meeting of the Ordinary Shares) of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Sponsor” means APSG Sponsor, L.P., a Cayman Islands exempted limited partnership.

“Tender Offer Rules” has the meaning ascribed to it in Article 22.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“Trust Fund” means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the gross proceeds of the IPO, together with certain of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

2.	In these Articles, save where the context requires otherwise:
(a)	words importing the singular number shall include the plural number and vice versa;
(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;
(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;
(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;
(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;
(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.
5.

The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Law and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Law, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Law.

SHARES

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:
(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and
(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued; provided however that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a conversion described in Articles 13 to 19.

9.

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

10.

The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution. The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

ORDINARY SHARES

12.	The holders of all Ordinary Shares shall be:
(a)	entitled to dividends in accordance with the relevant provisions of these Articles;
(b)	entitled to the rights on a winding up of the Company in accordance with the relevant provisions of these Articles;
(c)

entitled to receive notice of and attend general meetings of the Company and shall, except as otherwise expressly provided herein, be entitled to one vote for each Ordinary Share registered in the name of such holder in the Register of Members; and

(d)	except as otherwise specified in these Articles or required by law, the holders of the Class A Shares on an as converted basis and Class B Shares shall vote as a single class.

FOUNDER SHARES CONVERSION AND ANTI-DILUTION RIGHTS

13.

At the time of the consummation of the Company’s initial Business Combination, the issued and outstanding Class B Shares shall automatically be converted into such number of Class A Shares as is equal to 25% of the sum of:

(a)	the total number of Class A Shares issued in the IPO (including pursuant to an over-allotment option granted to an underwriter of the IPO), plus
(b)

the total number of Class A Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding (x) any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and (y) any private placement warrants issued to the Sponsor; minus

(c)	the number of Class A Shares redeemed in connection with the Business Combination.
14.

Holders of Class B Shares may also elect to convert their Class B Shares into an equal number of Class A Shares, subject to adjustment as provided herein, at any time. Notwithstanding anything to the contrary contained herein in no event shall the Class B Shares convert into Class A Shares at a ratio that is less than one-for-one.

15.

Notwithstanding anything to the contrary contained herein, the inclusion of shares as to any particular issuance or deemed issuance of Class A Shares or equity-linked securities in the calculation of the conversion ratio in Article 13(b) may be waived by the written consent or agreement of holders of a majority of the Class B Shares then outstanding consenting or agreeing separately as a single class.

16.

The foregoing conversion ratio in respect of Class B Shares set out in Article 13 shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, share dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse share split, exchange, reclassification, reorganization, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding Class A Shares into a greater or lesser number of shares occurring after the original filing of these Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding Class B Shares.

17.

References in Articles 13 to Article 19 to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

18.

Each Class B Share shall convert into its pro rata number of Class A Shares as set forth in this Article 18. The pro rata share for each holder of Class B Shares will be determined as follows: Each Class B Ordinary Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued and outstanding Class B Shares shall be converted, determined in accordance with this Article 18 and the denominator of which shall be the total number of issued and outstanding Class B Shares at the time of conversion.

19.

The Directors may effect such conversion in any manner available under applicable law, including redeeming or repurchasing the relevant Class B Shares and applying the proceeds thereof towards payment for the new Class A Shares. For purposes of the repurchase or redemption, the Directors may, subject to the Company being able to pay its debts in the ordinary course of business, make payments out of amounts standing to the credit of the Company’s share premium account or out of its capital.

BUSINESS COMBINATION REQUIREMENTS

20.

The provisions of Articles 20 to 33 shall apply during the period commencing upon the date of the adoption of these Articles and terminating at the time of the Company’s initial Business Combination. Immediately after the Offering, a certain amount of the gross proceeds of the IPO, together with certain of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO and certain other amounts specified in the Registration Statement shall be deposited in the Trust Fund established for the benefit of Public Shareholders pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its tax obligations or any certain dissolution expenses, none of the monies held in the Trust Fund (including the interest earned on the monies held in the Trust Fund) will be released from the Trust Fund until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of Shares in connection with a vote seeking to amend any provisions of these Articles that would affect the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the Company has not consummated its initial Business Combination within the Completion Window and (iii) the redemption of 100% of the Offering Shares if the Company is unable to complete its initial Business Combination within the Completion Window.

21.

In connection with the consummation of the initial Business Combination, the Company shall provide all Public Shareholders with the opportunity to have their Offering Shares redeemed (such rights of such holders to have their Offering Shares redeemed being the “Redemption Rights”) pursuant to, and subject to the limitations of, Articles 22 and 23 hereof for cash equal to the applicable redemption price per share determined in accordance with Article 22 (the “Redemption Price”); provided, however, that the Company will only redeem Offering Shares so long as (after such redemption), the net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)), of the Company, or of any entity that succeeds the Company as a public company, will be at least $5,000,001 either immediately prior to or upon consummation of the initial Business Combination or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”). If the initial Business Combination is not consummated, any shares submitted for redemption shall be returned to the respective owner and shall remain outstanding.

22.

If the Company offers to redeem the Offering Shares other than in conjunction with a shareholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act and filing proxy materials with the SEC, the Company shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, such redemption to be effected in accordance with the provisions of Article 21 pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E under the Exchange Act (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A under the Exchange Act (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a Shareholder vote is required to approve the proposed initial Business Combination, or the Company decides to submit the proposed initial Business Combination to the Public Shareholders for their approval, the Company shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Article 21 hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Article 22. In the event that the Company offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Ordinary Shares payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Fund as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Company to pay its tax obligations, by (ii) the total number of then outstanding Offering Shares. If the Company offers to redeem the Offering Shares in conjunction with a Shareholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, (A) the Redemption Price per share of the Ordinary Shares payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Fund as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Company to pay its tax obligations, by (b) the total number of then outstanding Offering Shares, and (B) unless extended by the Company in its sole discretion, holders of Offering Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case no later than two business days prior to the initially scheduled vote on the initial Business Combination. If the initial Business Combination is not consummated, any shares submitted for redemption shall be returned to the respective owner and shall remain outstanding.

23.

If the Company offers to redeem the Offering Shares in conjunction with a Shareholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), shall be restricted from seeking redemption rights with respect to more than in aggregate 15% of the Offering Shares, without the prior consent of the Company.

24.

In the event that the Company has not consummated an initial Business Combination within the Completion Window, the Company shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Fund, including interest not previously released to the Company to pay its tax obligations (less up to US$100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining Shareholders and the Directors, liquidate and dissolve, subject in each case to the Company’s obligations under the Companies Law to provide for claims of creditors and other requirements of applicable law.

25.

If the Company offers to redeem the Offering Shares in conjunction with a Shareholder vote on an initial Business Combination, the Company shall consummate the proposed initial Business Combination only if it is approved by the affirmative vote of the holders of a majority of the Shares that are voted, or such higher threshold as may be required by the Companies Law.

26.	If the Company conducts a tender offer pursuant to Article 22 the Company shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.
27.

A Class A Shareholder shall be entitled to receive funds from the Trust Fund only as provided in Articles 21, 22, 24 and or 30 of these Articles. In no other circumstances shall a Class A Shareholder have any right or interest of any kind in or to distributions from the Trust Fund, and no Shareholder other than a Class A Shareholder shall have any interest in or to the Trust Fund.

28.

Each Shareholder that does not exercise its Redemption Rights shall retain its Shares in the Company and shall be deemed to have given its consent to the release of the remaining funds in the Trust Fund to the Company, and following payment to any Public Shareholders exercising their Redemption Rights, the remaining funds in the Trust Fund shall be released to the Company.

29.

The exercise by a Shareholder of its Redemption Rights shall be conditioned on such Shareholder following the specific procedures for redemptions set forth by the Company in any applicable tender offer or proxy materials sent to the Public Shareholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.

30.

If any amendment is made to Article 24 that would affect the substance or timing of the Company’s obligation to redeem 100% of the Offering Shares if the Company has not consummated an initial Business Combination within the Completion Window, the Public Shareholders shall be provided with the opportunity to redeem their Offering Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest not previously released to the Company to pay its tax obligations, divided by the number of then outstanding Offering Shares. The Company’s ability to provide such opportunity is subject to the Redemption Limitation. If the amendment is not consummated, any shares submitted for redemption shall be returned to the respective owner and shall remain outstanding.

31.

The Company’s initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the value of the net assets held in the Trust Fund (excluding the deferred underwriting discounts and commissions and amounts previously disbursed for tax obligations) at the time of the agreement to enter into the initial Business Combination.

32.

The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the Directors or executive officers of the Company. In the event the Company seeks to complete an initial Business Combination with a target that is affiliated with the Sponsor, executive officers or Directors, the Company, or a committee of independent Directors, shall obtain an opinion from an independent investment banking firm which is a member of FINRA, or an independent accounting firm, that such Business Combination is fair to the Company from a financial point of view.

33.

After the issue of Class A Shares in connection with the Offering and prior to the consummation of the initial Business Combination, the Directors shall not issue additional Shares or any other securities that that would entitle the holders thereof to (i) receive funds from the Trust Fund or (ii) vote in respect of any initial Business Combination.

MODIFICATION OF RIGHTS

34.

Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

35.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

36.

If so determined by the Directors, any Person whose name is entered as a member in the Register may receive a certificate in the form determined by the Directors. All certificates shall specify the Share or Shares held by that person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the Register.

37.	Every share certificate of the Company shall bear legends required under the applicable laws.
38.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of $1.00 or such smaller sum as the Directors shall determine.

39.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

40.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

41.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

42.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

43.

The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

44.

For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

45.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

46.

The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

47.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.
48.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

49.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

50.

The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

51.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES AND OTHER SECURITIES

52.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

53.

The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

54.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

55.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

56.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

57.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

58.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

59.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

60.

The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may determine and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

61.	Subject to the terms of issue thereof, the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.
62.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.
63.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

64.	The securities comprising any such units which are issued pursuant to the IPO may be traded separately from one another as set forth in the prospectus relating to the IPO.

TRANSMISSION OF SHARES

65.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

66.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

67.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

68.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.
69.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;
(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;
(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

70.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

71.	Subject to the Companies Law, the Company may:
(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;
(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;
(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Law, including out of its capital; and
(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.
72.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

73.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.
74.

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

75.	The Company will conduct redemptions called for by Articles 20 through 30 in accordance with the terms of such Articles.

TREASURY SHARES

76.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Law. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

77.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

78.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:
(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Law, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

79.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

80.	The Directors may, whenever they think fit, convene a general meeting of the Company.
81.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

82.

General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least ten percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

83.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

84.

At least seven clear days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

85.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

86.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

87.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

88.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

89.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

90.	The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company.
91.

If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

92.	The chairman may adjourn a meeting from time to time and from place to place either:
(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or
(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:
(i)	secure the orderly conduct or proceedings of the meeting; or
(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

93.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

94.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
95.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

96.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

97.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

98.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

99.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

100.	On a poll votes may be given either personally or by proxy.
101.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

102.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.
103.

The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

104.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
105.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

106.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DIRECTORS

107.

The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

108.	Subject to Articles 114 and 115, the Company may by Extraordinary Resolution appoint any Person to be a Director.
109.	Subject to these Articles, a Director shall hold office until such time as he is removed from office by Ordinary Resolution.
110.

Subject to Articles 114 and 115, the Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

111.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.
112.	There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.
113.

The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

114.

The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. A Director shall be designated to a class in the resolution or resolutions adopted by the Directors appointing such director. The class designation of the initial directors shall be set out in the resolution appointing such directors. At the first annual general meeting of Shareholders, the term of office of the Class I Directors shall expire and Class I Directors shall thereafter, if elected, be elected for a full term of three (3) years. At the second annual general meeting of Shareholders, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the third annual general meeting of Shareholders, the term of office of the Class III Directors shall expire and Class III Directors shall, if thereafter elected, be elected for a full term of three (3) years. At each succeeding annual general meeting of Shareholders, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

115.

Prior to an initial Business Combination, only Class B Shares shall be entitled to vote in respect of a resolution to appoint Directors or remove Directors, which resolution shall require a majority of two-thirds.

ALTERNATE DIRECTOR

116.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

117.

Subject to the Companies Law, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

118.

The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

119.

The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

120.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

121.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such

Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

122.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

123.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

124.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

125.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.
126.

The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

127.	The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

BORROWING POWERS OF DIRECTORS

128.The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

129.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

130.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

131.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

132.	The office of Director shall be vacated, if the Director:
(a)	becomes bankrupt or makes any arrangement or composition with his creditors;
(b)	dies or is found to be or becomes of unsound mind;
(c)	resigns his office by notice in writing to the Company;
(d)	is removed from office by Ordinary Resolution;
(e)	is removed from office by notice addressed to him at his last known address and signed by all of his co-Directors (not being less than two in number); or
(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

133.The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

134.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

135.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

136.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

137.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

138.

Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

139.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:
(a)	all appointments of Officers made by the Directors;
(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and
(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.
140.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

141.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

142.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

143.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

144.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

145.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

146.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

147.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Law and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

148.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

149.

The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

150.

Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

151.

The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

152.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

153.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.
154.	No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

155.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.
156.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.
157.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

158.

The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

159.

The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

160.	Subject to the Companies Law and these Articles, the Directors may:
(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or
(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:
(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or
(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

161.

The Directors shall in accordance with the Companies Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

162.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Law, out of capital.

INVESTMENT ACCOUNTS

163.

The Directors may establish separate accounts on the books and records of the Company (each an “Investment Account”) for each Class and Series, or for more than one Class or Series, as the case may be, and the following provisions shall apply to each Investment Account:

(a)	the proceeds from the allotment and issue of Shares of any Class or Series may be applied in the books of the Company to the Investment Account established for the Shares of such Class or Series;
(b)

the assets and liabilities and income and expenditures attributable to the Shares of any Class or Series may be applied or allocated for accounting purposes to the relevant Investment Account established for such Shares subject to these Articles;

(c)

where any asset is derived from another asset (whether cash or otherwise), such derivative asset may be applied in the books of the Company to the Investment Account from which the related asset was derived and on each revaluation of an investment the increase or diminution in the value thereof (or the relevant portion of such increase or diminution in value) may be applied to the relevant Investment Account;

(d)

in the case of any asset of the Company which the Directors do not consider is attributable to a particular Investment Account, the Directors may determine the basis upon which any such asset shall be allocated among Investment Accounts and the Directors shall have power at any time and from time to time to vary such allocation;

(e)

where the assets of the Company not attributable to any Investment Accounts give rise to any net profits, the Directors may allocate the assets representing such net profits to the Investment Accounts as they may determine;

(f)

the Directors may determine the basis upon which any liability including expenses shall be allocated among Investment Accounts (including conditions as to subsequent re-allocation thereof if circumstances so permit or require) and shall have power at any time and from time to time to vary such basis and charge expenses of the Company against either revenue or the capital of the Investment Accounts; and

(g)

the Directors may in the books of the Company transfer any assets to and from Investment Accounts if, as a result of a creditor proceeding against certain of the assets of the Company or otherwise, a liability would be borne in a different manner from that in which it would have been borne under this Article, or in any similar circumstances.

164.

Subject to any applicable law and except as otherwise provided in these Articles the assets held in each Investment Account shall be applied solely in respect of Shares of the Class or Series to which such Investment Account relates and no holder of Shares of a Class or Series shall have any claim or right to any asset allocated to any other Class or Series.

NOTICES

165.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

166.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

167.	Any notice or other document, if served by:
(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;
(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or
(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

168.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

169.	Notice of every general meeting of the Company shall be given to:
(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and
(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

170.

To the fullest extent permitted by law, every Director (including any alternate Director), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) will be indemnified and secured harmless against all actions or proceedings whether threatened, pending or completed (a “Proceeding”), costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment), in the execution or discharge of his duties, powers, authorities or discretions, or in respect of any actions or activities undertaken by an Indemnified Person provided for and in accordance with the provisions set out above (inclusive), including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending or otherwise being involved in, (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. Each Member agrees to waive any claim or right of action he or she might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any actual fraud, wilful default or wilful neglect which may attach to such Director.

171.	No Indemnified Person will be liable:
(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or
(b)	for any loss on account of defect of title to any property of the Company; or
(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or
(d)	for any loss incurred through any bank, broker or other similar Person; or
(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or
(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction.

172.

The Company will pay the expenses (including attorneys’ fees) incurred by a Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article or otherwise.

173.

The Company may purchase and maintain insurance for the benefit of any Director or officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

174.

The rights to indemnification and advancement of expenses conferred on any indemnitee as set out above will not be exclusive of any other rights that any indemnitee may have or hereafter acquire. The rights to indemnification and advancement of expenses set out above will be contract rights and such rights will continue as to an Indemnified Person who has ceased to be a Director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

NON-RECOGNITION OF TRUSTS

175.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Law requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

WINDING UP

176.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.
177.

If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

178.	Subject to the Companies Law and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

179.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

180.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

181.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

182.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

183.

With respect to a vote to continue the Company in a jurisdiction outside the Cayman Islands in accordance with Article 182, holders of Class B Ordinary Shares will have ten votes for every Class B Ordinary Share and holders of Class A Ordinary Shares will have one vote for every Class A Ordinary Share.

MERGERS AND CONSOLIDATION

184.	The Company may merge or consolidate in accordance with the Companies Law.
185.	To the extent required by the Companies Law, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

186.

The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

BUSINESS OPPORTUNITIES

187.

In recognition and anticipation of the facts that: (a) directors, managers, officers, members, partners, managing members, employees and/or agents of one or more other organizations, including members of the Investor Group (each of the foregoing, an “Officer and Director Related Person”) may serve as Directors and/or officers of the Company; and (b) such organizations (the “Officer and Director Related Entities”) and the Investor Group engage, and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the Articles under this heading “Business Opportunities” are set forth to regulate and define the conduct of certain affairs of the Company as they may involve the Members and the Officer and Director Related Persons, and the powers, rights, duties and liabilities of the Company and its officers, Directors and Members in connection therewith.

188.

To the fullest extent permitted by law, the Investor Group, the Officer and Director Related Entities and the Officer and Director Related Persons shall have no duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any of the Investor Group, another entity or the Officer and Director Related Entities, on the one hand, and the Company, on the other. To the fullest extent permitted by law, the Investor Group, Officer and Director Related Entities and the Officer and Director Related Persons shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Company.

189.

Except as provided elsewhere in these Articles, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and another entity, including any of the Investor Group or any Officer and Director Related Entity, about which a Director and/or officer of the Company acquires knowledge.

190.

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex R

Opinion of Houlihan Lokey

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

December 2, 2021

Apollo Strategic Growth Capital

9 West 57th Street, 43rd Floor

New York, NY 10019

Attn: Board of Directors

Dear Board of Directors:

We understand that Apollo Strategic Growth Capital (“Acquiror”) intends to enter into a Business Combination Agreement (the “Agreement”) between Acquiror and GBT JerseyCo Limited (the “Company”), pursuant to which, among other things, (a) Acquiror will domesticate as a Delaware corporation (the “Domestication”), with each outstanding Class A ordinary share, par value $0.00005 per share, in the capital of Acquiror (“Acquiror Class A Share”) being converted into one share of Class A Common Stock, par value $0.0001 per share, of Acquiror (“Acquiror Class A Common Stock”) and each outstanding Class B ordinary share, par value $0.00005 per share, in the capital of Acquiror (“Acquiror Class B Share” and, together with the Acquiror Class A Shares, the “Acquiror Ordinary Shares”) being converted into one share of Class X Common Stock, par value $0.0001 per share, of Acquiror (“Acquiror Class X Common Stock”) and (b) following the Domestication, (i) Acquiror will issue to the Company a number of shares (the “Class B Common Stock Consideration”) of Class B Common Stock, par value $0.0001 per share, of Acquiror (“Acquiror Class B Common Stock” and, collectively with Acquiror Class A Common Stock and Acquiror Class X Common Stock, the “Acquiror Common Stock”) equal to the total number of equity interests in the Company designated as “B Ordinary Shares” (the “OpCo B Ordinary Shares”) to be issued as described in clause (iv) below and the Company will pay to Acquiror an amount per share equal to the par value thereof (the “Acquiror Class B Common Stock Purchase Price”), (ii) the Company will transfer Acquiror Class B Common Stock to the former holders of ordinary shares of the Company (“Company Ordinary Shares”), (iii) each Company Ordinary Share held by the Company’s direct equityholders will be redeemed by the Company in consideration for (A) the transfer of the shares of Acquiror Class B Common Stock described in clause (ii) above and (B) the issuance of the OpCo B Ordinary Shares described in clause (iv) below and the equity interests in the Company designated as “C Ordinary Shares” (the “OpCo C Ordinary Shares”) described in clause (vi) below, (iv) the outstanding equity interests of the Company designated as “New Ordinary Shares” and the Company Ordinary Shares will be converted into or exchanged for OpCo B Ordinary Shares, (v) (A) Acquiror will issue to the former holders of shares of the Company designated as “MIP Shares” (“Company MIP Shares”) in the Company’s organizational documents a number of shares of Acquiror Class A Common Stock as provided by the Agreement and (B) certain options to acquire Company MIP Shares will be converted into options to acquire shares of Acquiror Class A Common Stock, in each case, as provided by the Agreement (together, the “Class A Common Stock and Options Consideration”), (vi) the Company will issue to the former holders of Company Ordinary Shares, to the former holders of Company MIP Shares, to the former holders of certain options to acquire Company MIP Shares, in the aggregate, 15,000,000 OpCo C Ordinary Shares, (vii) Acquiror will purchase from the Company (A) a number of OpCo A Ordinary Shares equal to the number of shares of Acquiror Class A Common Stock outstanding after giving effect to the Domestication, the Class X Conversion (defined below) and the PIPE Investment, and (B) one OpCo Z Ordinary Share, in exchange for an aggregate amount in cash as provided by the Agreement (the “Acquiror Subscribed Ordinary Shares Purchase Price” and, collectively with the Class B Common Stock Consideration and the Class A Common Stock and Options Consideration, the “Aggregate Consideration”), and (viii) each share of Acquiror Class X Common Stock will convert (the “Class X Conversion”) into one share of Acquiror Class A Common Stock (the foregoing transactions described in clauses (i) through (viii), the “DeSPAC Transaction”). We further understand that the Acquiror Subscribed Ordinary Shares Purchase Price will be equal to (a) the amount of cash available in Acquiror’s trust account for the benefit of Acquiror, its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy Acquiror’s redemption obligations and to pay unpaid transaction expenses, plus the amount of Acquiror’s cash on hand (outside of the Trust Account), plus (b) the amount received by Acquiror in the PIPE Investment, plus (c) the amount of cash actually drawn under any debt financing obtained by Acquiror, plus (d) the Acquiror Class B Common Stock Purchase Price. We in addition understand that following the DeSPAC Transaction, (i) each OpCo B Ordinary Share and share of Acquiror Class B Common Stock, taken together, will be exchangeable for one share of Acquiror Class A Common Stock, (ii) each OpCo C Ordinary Share will be converted into one OpCo B Ordinary Share and the holder thereof shall also receive one share of Acquiror Class B Common Stock (or in the case of OpCo C Ordinary Shares held by former holders of Company MIP Shares and certain options to acquire Company MIP Shares, cancelled and the holder thereof shall receive shares of Acquiror Class A Common Stock as provided by the Agreement), subject to and contingent upon the closing prices of Acquiror Class A Common Stock following the consummation of the DeSPAC Transaction exceeding certain milestones as provided by the Agreement, and (iii) until converted pursuant to clause (ii), the OpCo C Ordinary Shares will have no value.

In addition, we understand that following the Domestication and prior to the DeSPAC Transaction, (i) the Company will effect certain redemptions of its outstanding shares and amend its memorandum and articles of association (collectively, the “Company Transactions”), (ii) Acquiror will enter into subscription agreements (“PIPE Subscription Agreements”) with certain investors for a private placement of Acquiror Common Stock (the “PIPE Investment” and, collectively with the Domestication and the Company Transactions, the “Related Transactions” and the Related Transactions, together with the DeSPAC Transaction, the “Transaction”).

The Board of Directors (the “Board”) of Acquiror has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Aggregate Consideration to be issued and paid by Acquiror in the DeSPAC Transaction pursuant to the Agreement is fair to Acquiror from a financial point of view. For purposes of our financial analyses and this Opinion, with your consent, we (i) have not performed any financial analyses to evaluate the value of Acquiror or to derive valuation references ranges for Acquiror Class A Shares or shares of Acquiror Class A Common Stock for purposes of comparison with the Aggregate Consideration or otherwise, and (ii) have evaluated the fairness, from a financial point of view, to Acquiror of the Aggregate Consideration to be issued and paid by Acquiror in the DeSPAC Transaction pursuant to the Agreement based solely on a comparison of (a)(i) the sum of (A) the number of shares of Acquiror Class A Common Stock issuable upon the conversion of Acquiror Class B Common Stock and OpCo B Ordinary Shares to be issued in the Transaction, plus (B) the number of shares of Acquiror Class A Common Stock and shares of Acquiror Class A Common Stock underlying options issued as the Class A Common Stock and Options Consideration, multiplied by (ii) $10.00, and (iii) adjusted for the aggregate exercise price of such options, and (b) the implied aggregate equity value reference ranges we believe are indicated by our financial analyses for the Company, (x) as though all shares of Acquiror Class B Common Stock and OpCo B Ordinary Shares are converted into shares of Acquiror Class A Common Stock, (y) assuming that the value of each share of Acquiror Class A Common Stock (and therefore each OpCo B Ordinary Share together with a share of Acquiror Class B Common Stock) is equal to $10.00 (with such $10.00 value being based on Acquiror’s initial public offering and Acquiror’s approximate cash per outstanding Acquiror Class A Share (excluding, for the avoidance of doubt, the dilutive impact of outstanding Acquiror Class B Shares or any warrants to purchase Acquiror Ordinary Shares)), and (z) without evaluating the OpCo C Ordinary Shares or OpCo Z Ordinary Shares and assuming they have no value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated December 1, 2021, of the Agreement;
2.	reviewed certain publicly available business and financial information relating to Acquiror and the Company that we deemed to be relevant;
3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company and Acquiror, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending December 31, 2021 through 2023 (the “Projections”);

4.

spoken with certain members of the managements of Acquiror and the Company and certain of their respective representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant; and
7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, at your direction, we have assumed that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company. We have, at your direction, used and relied upon the Projections for purposes of our analyses and this Opinion. You have advised us, and at your direction we have assumed, that the Projections are the only projections with respect to the future financial performance of the Company that we should use and rely upon for purposes of our financial analyses and this Opinion and that the Projections provide a reasonable basis on which to evaluate the Company and the Transaction. We express no view or opinion with respect to the Projections or the assumptions on which they are based. In addition, for purposes of our financial analyses and this Opinion, with your consent, we (i) did not perform any financial analyses to evaluate the value of Acquiror or to derive valuation references ranges for any shares of Acquiror for purposes of comparison with the Aggregate Consideration or otherwise, (ii) have assumed that each share of Acquiror Class A Common Stock (and therefore each OpCo B Ordinary Share together with a share of Acquiror Class B Common Stock) is equal to $10.00 (with such $10.00 value being based on Acquiror’s initial public offering and Acquiror’s approximate cash per outstanding Acquiror Class A Share (excluding, for the avoidance of doubt, the dilutive impact of outstanding Acquiror Class B Shares or any warrants to purchase Acquiror Ordinary Shares)), and (iii) have assumed that the aggregate value of the Class A Common Stock and Options Consideration, the Acquiror Class B Common Stock and the OpCo B Ordinary Shares to be issued in the Transaction is equal to $4,027,000,000. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Acquiror, or otherwise have an effect on the Transaction, the Company or Acquiror or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Acquiror, the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Acquiror or the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Acquiror or the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. Furthermore, as you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on our analyses and this Opinion. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Acquiror, the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, (c) advise the Board, Acquiror or any other party with respect to alternatives to the Transaction, or (d) identify, introduce to the Board, Acquiror or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction. We are not expressing any opinion as to what the value of the Acquiror Class A Common Stock, Acquiror Class B Common Stock, Acquiror

Class X Common Stock, OpCo A Ordinary Shares, OpCo B Ordinary Shares, OpCo C Ordinary Shares or OpCo Z Ordinary Shares actually will be when issued in the Transaction pursuant to the Agreement or the price or range of prices at which Acquiror Ordinary Shares, shares in the capital of the Company, Acquiror Class A Common Stock, Acquiror Class B Common Stock, Acquiror Class X Common Stock, OpCo A Ordinary Shares, OpCo B Ordinary Shares, OpCo C Ordinary Shares or OpCo Z Ordinary Shares may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Acquiror, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether holders of Acquiror Class A Shares should redeem their shares or whether any party should participate in the PIPE Investment.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Acquiror, the Company or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided financial advisory services to Acquiror and are currently providing investment banking, financial advisory and/or other financial or consulting services to Apollo Global Management, Inc. (“Apollo”), an affiliate of Acquiror, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Apollo (collectively, with Apollo, the “Apollo Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having acted as financial advisor to a special committee and a conflicts committee of the Board of Directors of Athene Holding Limited (“Athene”), a member of the Apollo Group, in connection with their review of various transactions, including certain matters pertaining to Athene’s agreements and other arrangements with affiliates of Apollo as well as Athene’s announced merger transaction with Apollo, (ii) having acted as financial advisor to a group of creditors, of which one or more affiliates of the Apollo Group were members, of Edcon Holdings (Proprietary) Limited, in connection with a restructuring transaction which closed in December 2019, (iv) having acted as financial advisor to a group of senior secured noteholders, of which one or more affiliates of the Apollo Group were members, of Lecta S.A. in connection with a restructuring transaction, which closed in February 2020, (v) having acted as financial advisor to the group of first lien lenders and DIP lenders, of which lender group certain investment funds or other entities managed and/or advised by Apollo are members, to The Hertz Corporation in connection with its chapter 11 restructuring, which was completed in June 2021, (vi) having acted as financial advisor to AmeriHome Mortgage Company, LLC, then a member of the Apollo Group, in connection with its sale transaction, which closed in April 2021, (vii) having acted as financial advisor to Apollo in connection with the acquisition by certain of its affiliated funds of Employbridge, which closed in July 2021, and (viii) having acted as financial advisor to EmployBridge, a member of the Apollo Group, in connection with its acquisition of Hire Dynamics, which closed in November 2021. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Acquiror, the Company, members of the Apollo Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Apollo, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Apollo Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Acquiror, the Company, members of the Apollo Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, a portion of which became payable to us upon our engagement by Acquiror, and a substantial portion of which is payable upon the earliest of (i) the consummation of the DeSPAC Transaction, (ii) the consummation of a business combination involving Acquiror other than the DeSPAC Transaction or (iii) the liquidation of Acquiror. In addition, Acquiror has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, Acquiror, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Aggregate Consideration to the extent expressly specified herein), including, without limitation, the OpCo C Shares; the OpCo Z Shares; the Sponsor Support Agreement to be entered into by APSG Sponsor, L.P. and certain holders of Acquiror securities; the PIPE Subscription Agreements; or any Related Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Acquiror, or to any other party (including, without limitation, the potential dilutive or other effects of the Class B Common Stock Consideration, the OpCo B Shares, the Opco C Shares, the Opco Z Shares, the Acquiror Class B Shares, the warrants to purchase Acquiror shares, or any other portion or aspect of the Transaction), (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Acquiror’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Acquiror, whether Acquiror should be issuing debt or equity securities or a combination of both in the Transaction, or the form, structure or any aspect or terms of any debt or equity financing for the Transaction (including, without limitation, the PIPE Investment) or the likelihood of obtaining such financing, (vii)  whether or not Acquiror, the Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (viii) the solvency, creditworthiness or fair value of Acquiror, the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Aggregate Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, Acquiror, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Acquiror, the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Aggregate Consideration to be issued and paid by Acquiror in the DeSPAC Transaction pursuant to the Agreement is fair to Acquiror from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex S

Company Holders Support Agreement

EXECUTION VERSION

COMPANY HOLDERS SUPPORT AGREEMENT

This Company Holders Support Agreement (this “Agreement”) is dated as of December 2, 2021 by and among Apollo Strategic Growth Capital, a Cayman Islands exempted company (“Acquiror”) and Persons set forth on Schedule I hereto (collectively, the “Shareholders” and Acquiror and the Shareholders, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, concurrently herewith, Acquiror and GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey (the “Company”) are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Transaction Agreement”), pursuant to which (among other things and subject to the terms and conditions set forth therein), Acquiror and the Company will effect the Closing DeSPAC Transactions. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement;

WHEREAS, as of the date hereof, each Shareholder (other than Expedia) is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of Company Voting Ordinary Shares, Company Non-Voting Ordinary Shares, Company Preferred Shares and Company Profit Shares set forth opposite such Shareholder’s name on Schedule I attached hereto (such shares, together with (1) any equity interests of the Company (or any securities convertible into or exercisable or exchangeable for equity interests of the Company) of which such Shareholder has record or beneficial ownership as of the date hereof and that are not reflected on Schedule I, (2) any additional equity interests of the Company (or any securities convertible into or exercisable or exchangeable for equity interests of the Company) of which such Shareholder acquires record or beneficial ownership after the date hereof, including by Transfer (as defined below), purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such equity interests, or upon exercise or conversion of any securities, and (3) any additional equity interests of the Company with respect to which such Shareholder has the right to vote through a proxy or otherwise, such Shareholder’s “Covered Shares”);

WHEREAS, as of the date hereof, Expedia is the indirect beneficial owner (through Juniper, who is the holder of record and beneficial owner of) the number of Company Non-Voting Ordinary Shares set forth opposite its name on Schedule I attached hereto and it is the intention of Expedia and Juniper to Transfer (as defined below) such Company Non-Voting Ordinary Shares to Expedia (the “Expedia Transfer”), such that Expedia shall be the record and beneficial owner thereof prior to the Closing;

WHEREAS, on the date hereof, the requisite Shareholders required to approve the Transaction Agreement and the Transactions pursuant to the Existing Shareholders Agreement have delivered a written consent with respect thereto to Acquiror (the “Transaction Consent”); and

WHEREAS, as an inducement to Acquiror to enter into the Transaction Agreement and to consummate the Transactions, the Parties desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

SHAREHOLDER COVENANTS

Section 1.1 Special Resolutions, Consents, Approvals, etc. Each Shareholder agrees that it shall (solely as to itself and not any other Shareholder), and shall cause any other holder of record of any of such Shareholder’s Covered Shares to:

(a)during the Interim Period, validly execute, return and otherwise grant any action by written consent, special resolution or other approval, or vote or cause to be voted at any meeting of shareholders of the Company (and appear or otherwise cause its Covered Shares to be counted as present thereat for purposes of quorum) (and any adjournment thereof or in any other circumstance in which the vote, consent or the approval of any of the Shareholders is sought), in each case, with respect to all of its Covered Shares entitled to vote or consent on matters put to a vote or consent, as applicable, in favor of any such consent, special resolution or other approval as may be required under the Organizational Documents of the Company or applicable Law or otherwise sought with respect to the Transaction Agreement or the Transactions (including, without limitation, in order to effect the transactions set forth in Section 2.1 of the Transaction Agreement); and

(b)during the Interim Period, validly execute, return and otherwise grant any action by written consent, special resolution or other approval, or vote or cause to be voted at any meeting of shareholders of the Company (and appear or otherwise cause its Covered Shares to be counted as present thereat for purposes of quorum) (and any adjournment thereof or in any other circumstance in which the vote, consent or the approval of any of the Shareholders is sought), in each case, with respect to all of its Covered Shares, against (i) any Competing Transaction and (ii) any other proposal, agreement or action that would reasonably be expected to (A) prevent or nullify, or materially delay or materially impair the ability of the Company to perform its obligations under, any provision of this Agreement or the Transaction Agreement, (B) result in any of the conditions to the Closing in Article VIII of the Transaction Agreement not being satisfied or (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Shareholders contained in this Agreement.

For purposes of this Agreement, a Shareholder shall be deemed to “own” or to have “ownership” of a security if such Shareholder (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

Section 1.2 No Interim Period Transfers. No Shareholder shall, during the Interim Period (except, in each case, pursuant to the Transaction Agreement), (a) sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, any of its Covered Shares (each, a “Transfer”), (b) enter into any swap or other arrangement that Transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Covered Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in the foregoing clauses (a) or (b); provided, however, that the foregoing shall not prohibit a Compliance Transfer, provided, that any Shareholder effecting such Compliance Transfer shall (or, if such Compliance Transfer is pursuant to Section 2.2.2 or Section 2.2.3 of the Existing Shareholders Agreement, shall use best efforts to) obtain an agreement from the transferee in writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the transferring Shareholder under, and be bound by all of the terms of, this Agreement.

Section 1.3 Expedia Shares. Expedia and Juniper acknowledge and agree that, for purposes of this Agreement, prior to the Expedia Transfer, all equity interests in Juniper or any other Juweel Entity (as defined in the Existing Shareholders Agreement) held by Expedia or any of its Affiliates shall be subject to the provisions of Section 1.2 of this Agreement as if they were “Covered Shares”. To the extent Expedia or any of its Affiliates acquires or otherwise becomes the record or beneficial owner of equity interests of the Company (including as a result of the Expedia Transfer), such equity interests shall be “Covered Shares” for all purposes of this Agreement. Each of Expedia and Juniper, represent and warrant that, as of the date hereof, the class and number of equity interests in Juniper and any other Juweel Entity and the number of Company Non-Voting Ordinary Shares indirectly owned by Expedia are set forth opposite its name on Schedule I attached hereto.

Section 1.4 Post-Closing Equity Adjustment; Post-Closing Lock-Up.

(a)Each Shareholder hereby acknowledges that it has read the Transaction Agreement, including Sections 2.7(f) (Earnout) and 2.8 (Closing Egencia Acquisition) (collectively, the “Adjustment Provisions”), and understands that the Adjustment Provisions provide that such Shareholder’s equity interests or rights to equity interests in the Company and Acquiror may be subject to reservation, redemption, cancellation and adjustment (in number and/or terms) following the Closing, as and to the extent set forth therein.

(b)Subject to the last sentence of this Section 1.4(b), each Shareholder hereby agrees that it shall not, until the one hundred eightieth (180th) day following the Closing Date (the “UW Lock-up Release Date”), Transfer any equity securities of Acquiror or the Company (including shares of, or other derivative securities relating to shares of, Domesticated Acquiror Class A Common Stock issued on account of an exchange under the Exchange Agreement occurring between the Closing and the UW Lock-Up Release Date) other than (i) pursuant to a Compliance Transfer, provided that in the event of such Transfer, the transferee shall be required to agree to the terms of this Agreement (other than in respect of a transfer pursuant to Section 2.2.2 or

Section 2.2.3 of the Existing Shareholders Agreement in which case the transferor shall be required to use reasonable best efforts to cause the transferee to agree to the terms of this Agreement); or (ii)(A) with the prior written consent of a majority of the Independent Nominees (as defined in the Shareholders Agreement) and (B) the applicable transferee agreeing in writing, in form and substance reasonably satisfactory to Acquiror, to assume all of the obligations of the transferring Shareholder under, and be bound by all of the terms of, this Agreement, to the extent applicable following the Closing (the foregoing clauses (i) and (ii) collectively, the “Transfer Restriction Exceptions”). Notwithstanding the foregoing, if the final determination of the Post-Closing Equity Adjustment (as defined in the Equity Contribution Agreement) has not occurred prior to the expiration of the UW Lock-Up Release Date, then each Shareholder hereby agrees that it shall retain and not Transfer at least five percent (5%) of each class of securities of each of Acquiror and of the Company that it receives in connection with the Closing from the UW Lock-Up Release Date until the completion of the implementation of the adjustments set forth in Section 2.8(b) of the Transaction Agreement (or the payment and receipt of the settlement of the Post-Closing Equity Adjustment pursuant to Section 2.8(d) of the Transaction Agreement), other than Transfers pursuant to the Transfer Exceptions (provided, that the applicable transferee has agreed to be subject to this transfer restriction to the extent required by the preceding sentence, unless the transferring Shareholder continues to own at least five percent (5%) of each class of securities of each of Acquiror and of the Company that it receives in connection with the Closing, in which case such transferee shall not be required to comply with this sentence).

Section 1.5 Transaction Agreement Covenants. During the Interim Period, each Shareholder agrees to be bound by and comply with Section 5.4 (No Solicitation by the Company) and Section 7.8 (Publicity) of the Transaction Agreement (and any relevant definitions used in any such sections) as if such Shareholder was the Company with respect to such provisions. It is expressly acknowledged and agreed that nothing contained in this Agreement shall limit or otherwise apply to disclosure by Alder or its Affiliates in connection with supervisory examinations by or communications with bank regulatory authorities with jurisdiction over Alder or its affiliates.

Section 1.6 No Inconsistent Agreement. Each Shareholder hereby agrees and represents and covenants that such Shareholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder.

Section 1.7 Update of Schedule I. If any Shareholder acquires record or beneficial ownership of any Covered Shares or, in the case of Expedia, equity interests of Juniper following the date hereof (or becomes aware, following the date hereof, of its record or beneficial ownership of any Covered Shares or, in the case of Expedia, equity interests of Juniper as of the date hereof, which shares are not already set forth on Schedule I), such Shareholder shall promptly notify Acquiror in writing (email being sufficient), and Schedule I shall be updated to reflect such Shareholder’s ownership of such additional Covered Shares or, in the case of Expedia, equity interests of Juniper. For the avoidance of doubt, no Shareholder shall be required to provide any such notification to the extent provided by the Company in respect of Covered Shares issued in connection with any draw down under the Company Existing Equity Commitment Documents.

Section 1.8 Project Runway. During the Interim Period, Alder shall, and shall cause its Affiliates to, use its and their respective reasonable best efforts to enter into definitive agreements with the Company consistent in all material respects with the Project Runway Term Sheet set forth on Section 5.5 of the Company Disclosure Letter (such term sheet, the “Project Runway Term Sheet”), other than any deviations from such Project Runway Term Sheet not materially less favorable to Acquiror, the Company and its Subsidiaries (such definitive agreements, collectively, the “Project Runway Agreements”). Alder acknowledges and agrees that the Project Runway Term Sheet is a binding agreement on the parties thereto to comply with the terms and provisions thereof until the Project Runway Agreements have been fully executed and are in full force and effect. During the Interim Period, without the prior written consent of Acquiror, Alder shall not, and shall not permit any of its Affiliates to, unless and until the Project Runway Agreements have been fully executed and are in full force and effect, terminate, waive or materially amend or modify any provisions of the Project Runway Term Sheet or any provisions of the letter agreement by and among Alder, Juniper and the Company dated as of the date hereof to which the Project Runway Term Sheet is attached (a copy of which has been delivered to Acquiror prior to the date hereof) with respect to the Project Runway Term Sheet.

Section 1.9 Closing Date Deliverables. On the Closing Date, each Shareholder shall deliver to Acquiror and the Company a duly executed copy of the Shareholders Agreement, the Acquiror Class B Common Stock Distribution Agreement, the Exchange Agreement and the Registration Rights Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Shareholders. Each Shareholder represents and warrants as of the date hereof to Acquiror (severally and not jointly and solely with respect to itself and not with respect to any other Shareholder) as follows:

(a)Organization; Due Authorization. Such Shareholder (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and (ii) has all requisite corporate, limited liability company or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary corporate, limited liability company or other organizational actions on the part of such Shareholder. This Agreement has been duly and validly executed and delivered by such Shareholder and assuming that this Agreement constitutes the legal, valid and binding obligation of each other party hereto, this Agreement constitutes a legal, valid and binding obligation of such Shareholder, and is enforceable against such Shareholder in accordance with the terms hereof, subject to the Bankruptcy and Equity Exception.

(b)Ownership. As of the date hereof, such Shareholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Shareholder’s equity interests as set forth opposite such Shareholder’s name on Schedule I attached hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such equity interests (other than transfer restrictions under the Securities Act)) affecting any such equity interests, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Organizational Documents (or Juniper’s Organizational Documents in the case of Expedia), (iii) the Transaction

Agreement, or (v) any applicable securities Laws. Such Shareholder’s equity interests as set forth opposite such Shareholder’s name on Schedule I attached hereto are the only equity interests in the Company (or Juniper, in the case of Expedia) owned of record or beneficially by such Shareholder on the date of this Agreement, and none of such Shareholder’s equity interests in the Company (or Juniper, in the case of Expedia) are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such equity interests, except as provided hereunder or in the Company’s Organizational Documents or Juniper’s Organizational Documents. Such Shareholder does not hold or own any rights to acquire (directly or indirectly) any equity interests of the Company (or Juniper, in the case of Expedia) or any equity interests convertible into, or which can be exchanged for, equity interests of the Company (or Juniper, in the case of Expedia).

(c)No Conflicts. The execution and delivery of this Agreement by such Shareholder do not, and the consummation of the transactions contemplated hereby and the performance by such Shareholder of its obligations hereunder will not, (i) conflict with or result in a violation of the Organizational Documents of such Shareholder, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Shareholder or such Shareholder’s Covered Shares or, in the case of Expedia, equity interests of Juniper), in each case, to the extent the absence of such consent, approval or other action would prevent, enjoin or materially delay the performance by such Shareholder of its obligations under this Agreement.

(d)Litigation. There are no Actions pending, or to the knowledge of such Shareholder, threatened against such Shareholder, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Shareholder of its obligations under this Agreement.

(e)Brokerage Fees. Except as set forth in Section 3.23 of the Company Disclosure Letter, no broker, finder, investment banker or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission or compensation in connection with the Transactions based on any arrangement made by such Shareholder, for which Acquiror, the Company or any of their respective Subsidiaries may become liable.

(f)Acknowledgment. Each Shareholder understands and acknowledges that Acquiror is entering into the Transaction Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination; Non-Survival of Representations and Warranties.

(a)This Agreement shall terminate upon the earliest to occur of (i) the termination of the Transaction Agreement in accordance with its terms prior to the Closing or (ii) the time this Agreement is terminated upon the written agreement of the Parties. Upon such termination, this Agreement shall forthwith become void and have no further force or effect, without any liability or other obligation on the part of any Party to any Person in respect of the transactions contemplated hereby, and no Party shall have any claim against any other Party (and no Person shall have any rights against such Party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any Party from liability arising in respect of any willful and material breach of this Agreement occurring prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

(b)None of the representations, warranties or covenants contained in this Agreement or in any certificate or other writing delivered pursuant hereto shall survive the Closing, except for (i) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (ii) this ARTICLE III.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

Section 3.3 Jurisdiction; Waiver of Jury Trial.

(a)Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (unless the Court of Chancery of the State of Delaware shall decline to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and each of the Parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, (iv) agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court and (v) agrees to accept service of process in any such Action if given in the same manner for giving notices under Section 3.8 or in any other manner permitted by applicable Law. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.3(a).

(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 3.4 Assignment. Neither this Agreement nor any part thereof shall (a) be assigned by any of the Shareholders without the prior written consent of Acquiror or (b) be assigned by Acquiror without the prior written consent of the Shareholders. Any such assignment without such consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 3.5 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement prior to the valid termination of this Agreement in accordance with Section 3.1, in addition to any other remedy to which any Party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall oppose the granting of specific performance and other equitable relief on the basis, or allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, neither Party would have entered into this Agreement.

Section 3.6 Amendment. Subject to the provisions of applicable Law, this Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement; provided, however, that no amendment may be made to Section 1.3, this Section 3.6 or Section 3.12 without the prior written consent of APSG Sponsor, L.P., a Cayman Islands exempted limited partnership (“Sponsor”).

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 3.8 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email, addressed as follows:

If to Acquiror prior to the Closing:

Apollo Strategic Growth Capital

9 West 57th Street, 43rd Floor

New York, NY 10019

Attn: James Crossen

with copies to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attn: Ross A. Fieldston; Brian M. Janson

E-mail: rfieldston@paulweiss.com; bjanson@paulweiss.com

If to Acquiror after the Closing:

c/o GBT US LLC

General Counsel’s Office 666 Third Avenue

New York, NY 10017

Attn: Eric J. Bock

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West

New York, New York 10001

Attn: Peter D. Serating; Thaddeus P. Hartmann

Email: Peter.Serating@skadden.com; Thaddeus.Hartmann@skadden.com

If to a Shareholder:

To such Shareholder’s address set forth in Schedule I

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 3.9 Headings; Counterparts; Effectiveness; Construction. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any Party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. Section 1.2 of the Transaction Agreement is hereby incorporated herein mutatis mutandis.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 3.11 Shareholder Capacity Only. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employees, agent, designee or other representative of any Shareholder, solely in his or her capacity as a director or officer of the Company or any of its Subsidiaries or any other Person. Each Shareholder is executing this Agreement solely in its capacity as a record or beneficial owner of Covered Shares or, in the case of Expedia as of the date hereof equity interests of Juniper, and Acquiror specifically acknowledges and agrees that each and every agreement herein by any Shareholder is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

Section 3.12 Rights of Third Parties. Except as otherwise expressly provided herein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that, Sponsor is an intended third-party beneficiary of, and may enforce, Section 1.3, Section 3.6 and this Section 3.12 of this Agreement and the Company is an intended third-party beneficiary of, and may enforce, Article I and this Section 3.12 of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Parties have each caused this Company Holders Support Agreement to be duly executed as of the date first written above.

SHAREHOLDERS:

AMERICAN EXPRESS TRAVEL HOLDINGSNETHERLANDS COOPERATIEF U.A.

By:	/s/ Gregory A. Hybl
Name: Gregory A. Hybl
Title: Senior Vice President of Strategic Partnerships

JUWEEL INVESTORS (SPC) LIMITED

By:	/s/ M. Gregory O’Hara
Name: M. Gregory O’Hara
Title: Authorized Signatory

EG CORPORATE TRAVEL HOLDINGS, LLC

By:	/s/ Lance A. Soliday
Name: Lance A. Soliday
Title: Senior Vice President and Chief Accounting Officer

[Signature Page to Company Holders Support Agreement]

ACQUIROR:

APOLLO STRATEGIC GROWTH CAPITAL

By:	/s/ Sanjay Patel
Name: Sanjay Patel
Title: Chief Executive Officer

[Signature Page to Company Holders Support Agreement]

Schedule I

Company Voting Ordinary Shares, Company Non-Voting Ordinary Shares,
Company Preferred Shares, Company Profit Shares and Other Covered Shares Held by the Shareholders

As of December 2, 2021

Shareholder & Shareholder’s Address	Company Voting Ordinary Shares	Company Non-Voting Ordinary Shares	Company Preferred Shares	Company Profit Shares
American Express Travel Holdings Netherlands Cooperatief U.A. Address: c/o American Express Company 200 Vesey Street New York, NY 10285 Attention: General Counsel / Chief Development Officer With a copy (which shall not constitute notice) to: CorpTransactionNotices@aexp.com	18,000,000	0	750,000	0

Juweel Investors (SPC) Limited Address: 350 Madison Avenue, 8th Floor New York, NY 10017 Attention: M. Gregory O’Hara	18,000,000	8,413,972	750,000	800,000

EG Corporate Travel Holdings LLC Address: 1111 Expedia Group Way W, Seattle, WA 98119 Attention: Adrian Esguerra M&ANotices@expediagroup.com	0	8,413,972 (held indirectly through Juweel Investors (SPC) Limited, via its Evergreen Segregated Portfolio)	0	0

Other Covered Shares

EG Corporate Travel Holdings LLC holds 8,414,072 Evergreen Class A Shares in Juweel Investors (SPC) Limited, Evergreen Segregated Portfolio.

[Schedule I to Company Holders Support Agreement]

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Cayman Islands Companies Act does not expressly limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. APSG’s Existing Organizational Documents provide for indemnification of officers and directors for costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such, except through their own actual fraud, willful default or willful neglect as determined by a court of competent jurisdiction.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, APSG has been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act, is against public policy as expressed in the Securities Act and is therefore unenforceable.

PubCo will be governed by the DGCL. Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Section 145 also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

The Acquiror Delaware Certificate and the Acquiror Delaware Bylaws provide that PubCo will indemnify and hold harmless, the fullest extent permitted by law, hall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever by reason of the fact that he or she is or was a director or an officer of PubCo or, while a director or officer of PubCo, is or was serving at the request of the PubCo as a director, member, manager, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan.

The Acquiror Delaware Bylaws provide for indemnification to the fullest extent permitted by DGCL against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) in connection with any applicable proceeding.

The Acquiror Delaware Certificate eliminates the liability of a PubCo director to PubCo to the fullest extent under applicable law. Pursuant to Section 102(b)(7) of the DGCL, a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit. Under the Registrant’s Acquiror Delaware Certificate, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of PubCo will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended

These provisions may be held not to be enforceable for certain violations of the federal securities laws of the United States.

The Acquiror Delaware Certificate provides that directors and officers will be covered by insurance maintained by PubCo against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In addition, the Acquiror Delaware Certificate grants the indemnitees enforcement rights under contract law that will continue both after the indemnified person ceases to be a director, officer, employee or agent and for the benefit of his or her heirs, executors and administrators.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1†

Business Combination Agreement, dated as of December 2, 2021, by and between Apollo Strategic Growth Capital and GBT JerseyCo Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C).

3.1

Amended and Restated Memorandum and Articles of Association of Apollo Strategic Growth Capital (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex Q).

3.2	Form of Certificate of Incorporation of Global Business Travel Group, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

3.3	Form of Bylaws of Global Business Travel Group, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).

3.4	Form of Fourth Amended & Restated Memorandum of Association of GBT JerseyCo Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex G).

3.5	Form of Third Amended & Restated Articles of Association of GBT JerseyCo Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex H).

4.1

Warrant Agreement, dated October 1, 2020, between Apollo Strategic Growth Capital and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to APSG’s current report on Form 8-K filed with the SEC on October 6, 2020).

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the shares of Class A common stock and warrants.

8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain U.S. federal income tax matters.

10.1	Form of Acquiror Subscribed Ordinary Shares Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex L).

10.2	Form of Domesticated Acquiror Class B Common Stock Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex K).

10.3	Form of PIPE Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex N).

10.4

Form of Shareholders Agreement by and among by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).

10.5

Sponsor Support Agreement, dated as of December 2, 2021, by and among APSG Sponsor, L.P., certain directors and officers of Apollo Strategic Growth Capital and GBT JerseyCo Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex O).

10.6

Sponsor Side Letter, dated as of December 2, 2021, by and among Apollo Strategic Growth Capital, APSG Sponsor, L.P., certain directors and officers of Apollo Strategic Growth Capital and GBT JerseyCo Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex P).

10.7

Form of Exchange Agreement, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited and equityholders of GBT JerseyCo Limited (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex I).

10.8	Form of 2022 Equity Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).

Exhibit No.	Description

10.9	Form of Employee Stock Purchase Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).

10.10

Form of Amended & Restated Registration Rights Agreement to be entered into by and among Global Business Travel Group, Inc., APSG Sponsor, L.P. and the other parties thereto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex J).

10.11

Form of Acquiror Class B Common Stock Distribution Agreement to be entered into by and among GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex M).

10.12†

Credit Agreement, dated as of August 13, 2018, by and among GBT Group Services B.V., as borrower, GBT III B.V., as a loan party, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders and L/C issuers from time to time party thereto.

10.13

Amendment, Consent and Waiver Agreement, dated as of December 5, 2019, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto.

10.14

Joinder Agreement, dated as of December 9, 2019, among GBT Group Services B.V., as borrower, GBT III B.V., as a loan party, GBT UK TopCo Limited, as the joining loan party, and Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent.

10.15

Incremental Agreement and Reaffirmation, dated as of September 4, 2020, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto.

10.16

Amendment Agreement, dated as of September 4, 2020, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto.

10.17†

Amendment, Incremental Agreement and Reaffirmation, dated as of January 20, 2021, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto.

10.18

Refinancing Amendment No. 1, dated as of December 2, 2021, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto.

10.19†

Amendment, Incremental Agreement and Reaffirmation, dated as of December 2, 2021, among GBT Group Services B.V., as borrower, its affiliates party thereto as guarantors, Morgan Stanley Senior Funding, Inc., as administrative agent and as collateral agent, and the lenders party thereto.

10.20	Employment Agreement, dated April 1, 2019, by and between GBT US LLC and Michael Qualantone.

10.21	Employment Contract, dated November 26, 2019, by and between GBT Travel Services UK Limited and Andrew Crawley.

10.22	Service Agreement, dated June 5, 2020, by and between GBT Travel Services UK Limited and Paul Abbott.

10.23	Supplemental Severance Agreement, dated November 2, 2021, by and between GBT US LLC and Michael Qualantone.

10.24	Supplemental Severance Agreement, dated December 2, 2021, by and between GBT Travel Services UK Limited and Andrew Crawley.

10.25	Supplemental Severance Agreement, dated December 7, 2021, by and between GBT Travel Services UK Limited and Paul Abbott.

Exhibit No.	Description

10.26*

Amended and Restated Trademark License Agreement, dated as of           by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited and, solely for the purposes of specified sections therein, GBT JerseyCo Limited, GBT US LLC, GBT III B.V.and Global Business Travel Group, Inc.

10.27*	Consumer Services Operating Agreement, dated as of by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited (as assignee of GBT III B.V.), as amended.

10.28*

Global Commercial Services Operating Agreement, dated as of          by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited (as assignee of GBT III B.V.), as amended.

10.29*

Travel & Lifestyle Services Operating Agreement, dated as of                  by and between American Express Travel Related Services Company, Inc. and GBT Travel Services UK Limited (as assignee of GBT III B.V.), as amended.

10.30	Put Option Letter, dated as of May 4, 2021, among GBT JerseyCo Limited, Expedia, Inc. and Juweel Investors Limited.

10.31†	Equity Contribution Agreement, dated as of August 11, 2021, among GBT JerseyCo Limited, Expedia, Inc. and Juweel Investors Limited.

10.32

Company Holders Support Agreement, dated as of December 2, 2021, by and among Apollo Strategic Growth Capital and the parties set forth on Schedule I thereto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex S).

10.33	GBT JerseyCo Limited Amended and Restated Management Incentive Plan, effective as of December 2, 2021.

10.34	Form of Time-Based Option Grant Agreement (United Kingdom) under the GBT JerseyCo Limited Amended and Restated Management Incentive Plan.

10.35	Form of Time-Based Option Grant Agreement (United States) under the GBT JerseyCo Limited Amended and Restated Management Incentive Plan.

10.36	Form of Time-Based Option Grant Agreement under the GBT JerseyCo Limited Management Incentive Plan.

10.37	GBT JerseyCo Limited 2021 Executive Long-Term Cash Incentive Award Plan, effective as of November 5, 2021.

10.38	Form of Award Agreement (United Kingdom) under the GBT JerseyCo Limited 2021 Executive Long-Term Cash Incentive Award Plan.

10.39	Form of Award Agreement (United States) under the GBT JerseyCo Limited 2021 Executive Long-Term Cash Incentive Award Plan.

10.40	GBT JerseyCo Limited 2020 Executive Long-Term Cash Incentive Award Plan, effective as of November 5, 2020.

10.41	Form of Award Agreement (United Kingdom) under the GBT JerseyCo Limited 2020 Executive Long-Term Cash Incentive Award Plan.

10.42	Form of Award Agreement (United States) under the GBT JerseyCo Limited 2020 Executive Long-Term Cash Incentive Award Plan.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Apollo Strategic Growth Capital.

23.2	Consent of KPMG LLP, independent registered public accounting firm of GBT JerseyCo Limited.

23.3	Consent of Ernst & Young LLP, independent auditors of Egencia.

23.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included as part of Exhibit 5.1).

Exhibit No.	Description

23.5	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included as part of Exhibit 8.1).

24.1	Power of Attorney (included on signature page to proxy statement/prospectus which forms part of this registration statement).

99.1	Form of Preliminary Proxy Card.

99.2	Consent of Richard Petrino to be named as a Director.

99.3	Consent of Raymond Donald Joabar to be named as a Director.

99.4	Consent of Michael Gregory (Greg) O’Hara to be named as a Director.

99.5	Consent of Mohammed Saif S.S. Al-Sowaidi to be named as a Director.

99.6	Consent of Eric Hart to be named as a Director.

99.7	Consent of Itai Wallach to be named as a Director.

99.8	Consent of Paul Abbott to be named as a Director.

99.9	Consent of James P. Bush to be named as a Director.

99.10	Consent of Susan Ward to be named as a Director.

99.11	Consent of Kathleen Winters to be named as a Director.

99.12	Consent of Gloria Guevara Manzo to be named as a Director.

99.13	Consent of Houlihan Lokey Capital, Inc.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

107	Filing Fee Table.
†

Certain of the exhibits and schedule to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

*	To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first (1st) used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first (1st) use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first (1st) use.

(6)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on March 21, 2022.

APOLLO STRATEGIC GROWTH CAPITAL

By:	/s/ James Crossen
	Name:	James Crossen
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

*		Chief Executive Officer	March 21, 2022
Sanjay Patel		(Principal Executive Officer) and Director

/s/ James Crossen		Chief Financial Officer,	March 21, 2022
James Crossen		Chief Accounting Officer (Principal Financial Officer and Accounting Officer)

*		Director	March 21, 2022
Scott Kleinman

*		Director	March 21, 2022
Jennifer Fleiss

*		Director	March 21, 2022
Mitch Garber

*		Director	March 21, 2022
James H. Simmons III

* By:	/s/ James Crossen
Name:	James Crossen
Title:	Attorney-in-Fact